Form 20-F
period 2016-12-31
ZTO Express (Cayman) Inc.
filed 2017-04-27
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-37922

ZTO Express (Cayman) Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708 People’s Republic of China
(Address of Principal Executive Offices)

James Guo, Chief Financial Officer Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708 People’s Republic of China Phone: (86 21) 5980 4508 Email: james.guo@zto.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.0001 per share*	New York Stock Exchange
*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2016, there were 731,406,440 ordinary shares outstanding, par value $0.0001 per share, being the sum of 525,306,440 Class A ordinary shares and 206,100,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “delivery service fees” are to service fees directly charged by our network partners from parcel senders in connection with express delivery services rendered. This amount typically includes, among other things, the network transit fees we charge the network partners and the last-mile delivery fees that are payable by the pickup outlet to the delivery outlet directly;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;

•                  our “network partners” are to business partners that own and operate pickup and delivery outlets in our network and operate express delivery services under our “Zhongtong” or “ZTO” brand;

•                  “network transit fees” are to fees payable by our network partners to us in connection with the services we provide to them, which mainly include parcel sorting and parcel line-haul transportation;

•                  “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  our “parcel volume” in any given period are to the number of parcels collected by our network partners using our waybills in that period;

•                  “RMB” or “Renminbi” are to the legal currency of China;

•                  “unit cost per parcel” are to the sum of cost of revenues and total operating expenses of the applicable period divided by our total parcel volume during the same period;

•                  “US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;

•                  “ZTO Express” are to ZTO Express Co. Ltd. or, depending on the context, ZTO Express Co. Ltd. and its subsidiaries; and

•                  “ZTO,” “we,” “us,” “our company” or “our” are to ZTO Express (Cayman) Inc., its subsidiaries and its consolidated affiliated entities. Depending on the context, references to “we” and “our” may also include the network partners within our network.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the express delivery industry in China;

•                  our expectations regarding demand for and market acceptance of our services;

•                  our expectations regarding our relationships with network partners, direct and end customers, suppliers and our other stakeholders;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2014, 2015 and 2016, summary consolidated balance sheet data as of December 31, 2015 and 2016 and summary consolidated cash flow data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated balance sheet data as of December 31, 2014 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)

Summary Consolidated Comprehensive Income Data:
Revenues	3,903,572	6,086,455	9,788,768	1,409,876
Cost of revenues	(2,770,530)	(3,998,737)	(6,345,899)	(914,000)
Gross profit	1,133,042	2,087,718	3,442,869	495,876
Operating income (expenses):
Selling, general and Administrative	(534,537)	(591,738)	(705,995)	(101,684)
Other operating income, net	1,796	33,249	32,104	4,624
Total operating expenses	(532,741)	(558,489)	(673,891)	(97,060)
Income from operations	600,301	1,529,229	2,768,978	398,816
Other income (expenses):
Interest income	3,408	15,091	44,791	6,451
Interest expense	(798)	(16,392)	(12,986)	(1,870)
Gain on deemed disposal of equity method investments	—	224,148	9,551	1,376
Foreign currency exchange gain, before tax	—	—	9,977	1,437
Income before income tax, and share of profit (loss) in equity method investments	602,911	1,752,076	2,820,311	406,210
Income tax expense	(202,486)	(419,999)	(731,987)	(105,428)
Share of profit (loss) in equity method investments, net of tax of nil	5,578	(459)	(36,721)	(5,289)
Net Income	406,003	1,331,618	2,051,603	295,493
Net loss attributable to noncontrolling interests	423	137	2,252	324
Net income attributable to ZTO Express (Cayman) Inc.	406,426	1,331,755	2,053,855	295,817
Change in redemption value of convertible redeemable preferred shares	—	(28,775)	(133,568)	(19,238)
Net income attributable to ordinary shareholders	406,426	1,302,980	1,920,287	276,579

Net earnings per share attributable to ordinary shareholders
Basic	0.68	2.15	2.91	0.42
Diluted	0.68	2.15	2.91	0.42
Weighted average shares used in calculating net earnings per ordinary share
Basic	597,882,740	599,373,273	634,581,307	634,581,307
Diluted	597,882,740	599,373,273	634,581,307	634,581,307
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	—	(13,749)	308,398	44,419
Comprehensive income attributable to ZTO Express (Cayman) Inc.	406,426	1,318,006	2,362,253	340,236

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)

Summary Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	163,359	2,452,359	11,287,789	1,625,780
Advances to suppliers	178,671	347,680	646,666	93,139
Prepayments and other current assets	126,800	211,724	379,055	54,595
Non-current assets:
Property and equipment, net	925,868	1,752,586	4,065,562	585,563
Goodwill	2,379,182	4,091,219	4,157,111	598,749
Total assets	4,974,125	10,582,223	23,403,738	3,370,841
Liabilities, mezzanine equity and equity
Current liabilities:
Short-term bank borrowing	250,000	300,000	450,000	64,813
Other current liabilities	539,257	1,264,914	1,656,590	238,601
Total liabilities	1,578,422	2,736,002	3,652,991	526,142
Total liabilities, mezzanine equity and equity	4,974,125	10,582,223	23,403,738	3,370,841

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)

Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,071,751	1,867,538	2,536,544	365,338
Net cash used in investing activities	(1,116,299)	(1,449,746)	(3,418,304)	(492,338)
Net cash provided by financing activities	171,064	1,869,331	9,415,093	1,356,056
Effect of exchange rate changes on cash and cash equivalents	—	1,877	302,097	43,511
Net increase in cash and cash equivalents	126,516	2,289,000	8,835,430	1,272,567
Cash and cash equivalents at beginning of year	36,843	163,359	2,452,359	353,213
Cash and cash equivalents at end of year	163,359	2,452,359	11,287,789	1,625,780

Exchange Rate Information

Our reporting currency is Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate in effect on December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the rate was RMB6.8845 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8978	6.8778

Source: Federal Reserve Statistical Release

(1)         Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

Our business and growth are highly dependent on the development of the e-commerce industry in China.

We generate a significant portion of our parcel volume by serving end customers that conduct business on various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. Our business and growth are highly dependent on the viability and prospects of the e-commerce industry in China.

Any uncertainties relating to the growth, profitability and regulatory regime of the e-commerce industry in China could have a significant impact on us. The development of the e-commerce industry in China is affected by a number of factors, most of which are beyond our control. These factors include:

•                  the growth of broadband and mobile Internet penetration and usage in China;

•                  the consumption power and disposable income of e-commerce consumers in China, as well as changes in demographics and consumer tastes and preferences;

•                  the availability, reliability and security of e-commerce platforms;

•                  the selection, price and popularity of products offered on e-commerce platforms;

•                  the emergence of alternative channels or business models that better suit the needs of consumers in China;

•                  the development of fulfillment, payment and other ancillary services associated with e-commerce; and

•                  changes in laws and regulations, as well as government policies that govern the e-commerce industry in China.

The e-commerce industry is highly sensitive to changes of macroeconomic conditions, and e-commerce spending tends to decline during recessionary periods. Many factors beyond our control, including inflation and deflation, fluctuation of currency exchange rate, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates can adversely affect consumer confidence and spending behavior on e-commerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending, which could in turn negatively impact our growth and profitability.

We have experienced, and may continue to experience, significant reliance on the Alibaba ecosystem.

Our business is significantly reliant on the Alibaba ecosystem. Parcel volume generated from Alibaba’s e-commerce platforms accounted for approximately 80%, 77% and 76% of the total parcel volume processed in our network in 2014, 2015 and 2016, respectively. Although we plan to expand and diversify our customer base, we still expect to be reliant on the Alibaba ecosystem for the foreseeable future.

Although Alibaba is not our direct customer, it can significantly influence how transactions take place on its e-commerce platforms, including how purchase orders are fulfilled by indicating the preferred express delivery companies for each order. In order to maintain and foster our cooperation with Alibaba, we may have to accommodate the demands and requirements from various players in the Alibaba ecosystem, such as the adoption of digital waybills initiated by China Smart Logistics, or Cainiao, a central logistics information system and solutions provider affiliated with Alibaba. Such demands and requirements may increase the cost of our business, weaken our connection with our end customers, or even be disruptive to our existing business model.

In addition, Alibaba has invested, and may invest in the future, in our competitors and, as a result, may encourage merchants on its platforms to choose their investees’ services over ours. Alibaba may also build in-house delivery network to serve its e-commerce platforms in the future. If either or both of these activities take place, our business may be harmed, and our results of operations may be materially and adversely affected.

We face risks associated with our network partners and their employees and personnel.

As of December 31, 2016, we had over 3,600 direct network partners and over 5,500 indirect network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers, but the interest of a network partner may not be entirely aligned with ours or with that of other network partners. We enter into cooperation agreements with our direct network partners, many of which sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. We gain certain level of control over direct network partners through our cooperation agreements, which provide for incentives and periodic evaluation. The sub-contracting of indirect network partners is subject to our consent. However, our control over the network partners may not be as effective as if we had directly owned these network partners, which could potentially make it difficult for us to manage our network partners. Particularly, as we do not enter into agreements with our indirect network partners, we are unable to exert a significant degree of influence over them.

Our network partners and their employees carry out a significant amount of direct interactions with our end customers, and their performance directly affects our brand image. However, we do not directly supervise their services provided to end customers. Although we have established and distributed service standards across our network and provide training to the employees and personnel of our network partners from time to time, we may not be able to successfully monitor, maintain and improve the service provided by our network partners and their employees. In the event of any unsatisfactory performance by our network partners and/or their employees, we may experience service disruptions and our reputation may be materially and adversely affected. Furthermore, our network partners may fail to implement sufficient control over the pickup and delivery personnel who work at the outlets in connection with their conduct, such as proper collection and handling of parcels and delivery service fees, adherence to customer privacy standards and timely delivery of parcels. As a result, we or our network partners may suffer financial losses, incur liabilities and suffer reputational damages in the event of theft or late delivery of parcels, embezzlement of delivery service fees or mishandling of customer privacy.

Suspension or termination of a network partner’s services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A network partner may suspend or terminate its services voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to make a profit, failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, and events beyond our or its control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Due to the intense competition in China’s express delivery industry, our existing network partners may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our network partners, our customer satisfaction, reputation, operations and financial performance may be materially and adversely affected.

We face intense competition which could adversely affect our results of operations and market share.

We operate in a highly competitive and fragmented industry. We compete primarily with leading domestic express delivery companies including SF Express, STO Express, YTO Express, Yunda Express as well as EMS. We compete with them based on a number of factors, including business model, operational capabilities, cost control and service quality. In particular, we have historically experienced declines in the delivery service market prices and may face downward pricing pressure again. If we and our network partners cannot effectively control our costs to remain competitive, our market share and revenue may decline. Additionally, if we have to subsidize our network partners to increase our network partners’ competitiveness, our gross margin may decline.

In addition, major e-commerce platforms, such as Alibaba and JD.com, may choose to build or further develop in-house delivery capabilities to serve their logistics needs and compete with us, which may significantly affect our market share and total parcel volume. Furthermore, as we diversify service offerings and further expand our customer base, we may face competition from existing or new players in those new sectors. In particular, we or our network partners may face competition from existing or new last-mile delivery service providers which may expand their service offerings to express delivery or adopt a business model disruptive to our business and compete with our network partners for hiring of delivery personnel. Similarly, existing players in an adjacent or sub-market may choose to leverage their existing infrastructure and expand their services to serve our customers. If these players succeed in doing so, our business could be encroached on by their entrance and adversely affected.

Certain of our current and potential competitors, as well as international logistics operators with presence in China, may have significantly greater resources, longer operating histories, larger customer bases and greater brand recognition than us. They may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors which would help enhance their competitiveness. In view of this, some of our competitors may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than us. We may not be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Any service disruption experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.

Our daily operations heavily rely on the orderly performance of our sorting hubs and the outlets operated by our network partners. Any service disruption of the sorting hubs or the outlets due to failure in their automated facilities, under-capacity during peak parcel volume periods, force majeure events, third-party sabotage, dispute with us or any third party, employee delinquency or strike, governmental inspection of properties or governmental orders that mandate any service halt or temporary or permanent shutdown would adversely impact our business operations. In case of any service disruption by sorting hubs or outlets, parcel sorting or parcel pickup and delivery at the applicable sorting hubs or outlets may be delayed, suspended or stopped. Parcels will need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and errors in delivery. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and spread adverse effects further across our network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

Our technology system is critical to our business operations and growth prospects.

The satisfactory performance, reliability and availability of our technology system is critical to our ability to provide high-quality customer services. We rely on our centralized technology system, which consists of our Zhongtian system, our transportation system, as well as our Ping’an settlement system to efficiently operate our network. This integrated system supports the smooth performance of certain key functions of our business, such as order tracking, fleet dispatching and management, fee settlement and route planning. In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our development strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrades to our technology system and to introduce innovative additions which can meet changing operational needs. While continuing to invest in information technology and equipment to enhance operational efficiency and reliability is one of our growth strategies, our historical spending on technology has been low compared to certain major global logistics companies. Such level of expenditure may not be sufficient to fully support our business operation and expansion needs. Failure to do so could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

Any interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our centralized system could quickly impact the workflow in a large portion of, if not the entire, network. We can provide no assurance that our current security mechanisms will be sufficient to protect our technology systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such occurrences could disrupt our services, damage our reputation and harm our results of operations.

Overall tightening of the labor market or any possible labor unrest may affect our business as we operate in a labor-intensive industry.

Our business is labor-intensive and requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us and our network partners may lead to disruption to or delay in our services provided to end customers. We and our network partners often need to hire additional or temporary workers to handle the significant increase in parcel volume following special promotional events or during peak seasons of e-commerce. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We and our network partners compete with other companies in our industry and other labor-intensive industries for labor, and such competition may affect the overall stability and performance of our network. For example, emerging disruptive business models like intra-city or omni-channel delivery may compete for pickup and delivery personnel with our network partners or service outlets. Some of our network partners or outlets may be pressured to increase compensation and social welfare benefits for their employees, which may result in lower profitability and insufficient cashflow for our network partners or service outlets. If our network partners or outlets are unable to offer competitive salaries and benefits or pay their employees on time or in full, they may lose their personnel, resulting in insufficient delivery resource, disgruntled employees, and lower delivery service quality in certain parts of our network.

We and our network partners were subject to labor disputes initiated by our or our network partners’ employees and personnel from time to time, although none of them, individually or in the aggregate, had a material adverse impact on us. We expect to continue to be subject to various legal or administrative proceedings related to labor dispute in the ordinary course of our business, due to the magnitude of labor force involved in our network. Any labor unrest directed against us or our network partners could directly or indirectly prevent or hinder our normal operating activities, and, if not resolved in a timely manner, lead to delays in fulfilling our customer orders and decreases in our revenue. Historically, we have experienced an incident where an employee strike of one of our network partners caused a prolonged service suspension in a southern city of China, and we cannot assure you that similar incidents would not happen in the future. We and our network partners are not able to predict or control any labor unrest, especially those involving labor not directly employed by us. Further, labor unrest may affect general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition and results of operations.

We face risks associated with the parcels handled through our network.

We handle a large volume of parcels across our network, and face challenges with respect to the protection and examination of these parcels. Parcels in our network may be stolen, damaged or lost for various reasons, and we and/or our network partners may be perceived or found liable for such incidents. In addition, we may fail to screen parcels and detect unsafe or prohibited/restricted items. There had been certain historical incidents where our network partners were found to have failed to strictly implement parcel screening procedures and allowed controlled items to be mailed through our network. As a result, the operation of such network partner was suspended by the post authorities in charge. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, injure recipients and harm the personnel and assets of us and/or our network partners. Furthermore, if we fail to prevent prohibited or restricted items from entering into our network and if we participate in the transport and delivery of such items, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation.

The delivery of parcels also involves inherent risks. We constantly have a large number of vehicles and personnel in transportation, and are therefore subject to risks associated with transportation safety, and the insurance maintained by us may not fully cover the damages caused by transportation related injuries or loss. From time to time, our vehicles and personnel may be involved in transportation accidents, and the parcels carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise from the direct interactions between our pickup and delivery personnel with parcel senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We and our network partners may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our end customers, e-commerce platforms and consumers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth. Our revenue growth in recent years was partly attributable to the business that we acquired. We plan to further expand our network in response to increasing customer/consumer needs, but we may not succeed in doing so. Even if we are able to expand our network as planned, we may not be able to continue to integrate and optimize a larger network. In addition, as customer/consumer needs at both national and regional levels are continuously changing, we may not be able to successfully anticipate and respond to such changes. For example, we may experience shortages in our delivery capacity if our expansion fails to accurately and timely match the increases in customer/consumer needs. Furthermore, our anticipated future growth will likely place significant demand on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to carry out our strategies effectively, our ability to balance the interests between us and our network partners as well as among our network partners, and our ability to adapt, improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully recruit, train and manage more employees and improve and expand our sales and marketing capabilities. If we are not able to manage our growth or execute our strategies effectively due to any of the foregoing reasons, our expansion may not be successful and our business and prospects may be materially and adversely affected.

Our long-term growth and competitiveness are highly dependent on our ability to control costs.

In order to maintain competitive pricing and enhance our profit margins, we must continually control our costs. Effective cost-control measures have a direct impact on our financial condition and results of operations. We have adopted various such measures, and will continue to add new ones as necessary and appropriate. For example, transportation costs can be reduced through the choice of vehicles, and labor costs can be reduced through automation. However, the measures we have adopted or will adopt in the future may not be as effective as expected in improving our financial condition and results of operations. In order to sustain our long-term growth and competitiveness, we do not intend to adopt aggressive pricing policies to compete with our competitors. There have historically been declines in the delivery services fees charged by our network partners to parcel senders partially due to market competition. If we are not able to effectively control our cost and adjust the level of network transit fees based on operating costs and market conditions, our profitability and cash flow may be adversely affected.

We outsource part of our line-haul transportation capacity to our related party and use their services.

We outsource part of our line-haul transportation needs to Tonglu Tongze Logistics Ltd., or Tonglu Tongze, which is a transportation operator that works exclusively for us. Tonglu Tongze had a fleet of over 1,270 trucks as of December 31, 2016. In 2014, 2015 and 2016, we incurred RMB643.6 million, RMB703.1 million and RMB853.2 million (US$122.9 million), respectively, of transportation service fees to Tonglu Tongze and its subsidiaries and had RMB55.8 million, RMB84.6 million and RMB121.5 million (US$17.5 million) of accounts payable due as of December 31, 2014, 2015 and 2016, respectively. Certain of our employees and certain employees of Tonglu Tongze beneficially owned 65.1% and 17.5% equity interest in Tonglu Tongze as of December 31, 2016, respectively. Therefore, we treat Tonglu Tongze as our related party and we expect to continue to rely on its services. In light of the materiality of Tonglu Tongze’s continued service to us, we may face a number of risks and uncertainties associated with our transactions with them. There is no assurance that (i) their service will continue to be available to us on an exclusive basis or at all, (ii) their service quality will not materially deteriorate, (iii) they will not unilaterally increase their service pricing, (iv) the quality of their service will be sustained, (v) there will not be any wrongdoing or misconduct by their employees or by it which would materially adversely affect their service, or (vi) we can continue to maintain good relations with Tonglu Tongze with respect to future transportation services. Any deterioration to their services or relations with us may adversely affect our overall business and results of operations.

We face challenges in diversifying our service offerings and expanding our customer base.

We intend to further diversify our service offerings and expand our customer base to add to our revenue sources in the future. New services or new types of customers may involve risks and challenges we do not currently face. Such new initiatives may require us to devote significant financial and managerial resources and may not perform as well as expected. We may not be able to successfully address customer demand and preferences and our existing network and facilities may not be adaptable to the new services or customers. For example, different service offerings will likely impose different equipment specifications and service standards. We may also be inexperienced with the operating models and cost structures associated with a new type of customer. In addition, we may not be able to assure adequate service quality and receive complaints or incur costly liability claims, which would harm our overall reputation and financial performance. We may also selectively invest in emerging business opportunities in adjacent logistics market, such as less-than-truckload shipping, or leverage our existing network and infrastructure to directly engage in these businesses. We may not be able to achieve profitability or recoup our investments with respect to any new services or new types of customers in time or at all.

Damages to brand image and corporate reputation could materially and adversely impact our business.

We believe our brand image and corporate reputation will play an increasingly important role in enhancing our competitiveness and maintaining business growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior services to our end customers, successfully conduct marketing and promotional activities, manage relationship with and among network partners, and manage complaints and events of negative publicity, maintain positive perception of our company, our peers and the express delivery industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including customer satisfaction, rate of complaint or rate of accident, could subject us to damages such as loss of important customers. Any negative publicity against us or our peers could cause damages to our corporate reputation and changes to the government policies and regulatory environment. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our customer base, and our business and growth prospects may be adversely affected.

Failure to comply with PRC laws and regulations by us or our network partners may materially and adversely impact our business, reputation, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Post Bureau and the Ministry of Transportation. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, and we may fail to fully comply with these regulations. See also “PRC Regulation”. For example, the PRC Postal Law indicates that express delivery companies cannot engage in “posting and mail delivery business exclusively operated by postal enterprises.” However, PRC law does not provide a definition for “posting and mail delivery business exclusively operated by postal enterprises”. If the authorities define such term in the future and if the parcels that we deliver fall into the defined category, we may be considered in violation of such regulation. Further, certain of our network partners carry out their express delivery services while they are still in the process of obtaining Courier Service Operation Permits, and since they use our brand in their businesses, we may be subject to fines or order of rectification as a result. Noncompliance with applicable laws, regulations and policies by us or our network partners may materially and adversely impact our business, reputation, financial condition and results of operations.

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the PRC Ministry of Transport, which took effect on September 21, 2016, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. The operation of our truck fleet is subject to this new regulation. Since the effectiveness of this new regulation, we were subject to fines of RMB250,000 in total for over-capacity of our trucks. We have not been required to modify or replace any of our trucks. While we expect to gradually reduce the number of non-complying trucks, we cannot assure that all of our trucks will be in compliance with the regulation, and we may be required to modify noncomplying trucks to reduce their length or purchase new ones to replace them. Otherwise, we may be subject to additional penalties under this regulation if we continue to operate those trucks that exceed the limits set forth in the regulation.

In addition, our network partners have full discretion over their daily operations and make localized decisions with respect to their facilities, vehicles and hiring and pricing strategies. Their operations are regulated by various PRC laws and regulations, including local administrative rulings, orders and policies that are pertinent to their localized express delivery business. For example, local regulations may specify the models or types of vehicles to be used in parcel pickup and delivery services or require the network partners to implement heightened parcel safety screening procedures, which could materially drive up the operating costs and delivery efficiency of the pickup and delivery outlets.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us and/or our network partners.  If the PRC government requires additional approvals or licenses, imposes additional restrictions on our or our network partners’ operations, or enforces existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us or our network partners to discontinue our or their relevant business or impose restrictions on the affected business.  Since our network partners use our brand in their businesses, their failure to comply with PRC laws and regulations may materially and adversely impact our business, reputation, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.

We and our network partners are required to hold a number of licenses and permits in connection with our business operation, including, but not limited to, the Courier Service Operation Permit and Road Transportation Operation Permit.

Under PRC laws, an enterprise that operates and provides express delivery services must obtain a Courier Service Operation Permit listing out all the regions it and its branches are allowed to operate in. Such enterprise needs to make a filing with the relevant postal authority to update its Courier Service Operation Permit to include any additional regions it plans to expand into. All of our consolidated affiliated entities engaging in the express delivery services have obtained the Courier Service Operation Permits, which has covered the majority part of China. However, we cannot assure that all of our consolidated affiliated entities have timely made filing with relevant postal authority to update their Courier Service Operation Permits with respect to the regions they operate in. Failure to make such filing may subject us to a correction order or fines. In addition, an enterprise engaging in road freight transportation is required to obtain a Road Transportation Operation Permit from the relevant county-level road transportation administrative bureau, while a foreign-invested enterprise (including its subsidiaries) engaging in road freight transportation must obtain the approval from the provincial-level road transportation administrative bureau. Similarly, our network partners also need to obtain necessary licenses and permits to operate express delivery and transportation business. We can provide no assurance that all of our network partners have obtained all of the licenses and permits necessary for their business. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. In addition, companies that apply for the Courier Service Operation Permit are subject to certain service capability requirements, including sufficiency of express delivery personnel. Certain of our consolidated affiliated entities applied for and obtained their Courier Service Operation Permits by applying the express delivery personnel of our network partners as our own. If any of our consolidated affiliated entities are found to have failed to meet the service capability requirements at the time of applying for or during the validity of such permit, such entities may be subject to a fine ranging from RMB10,000 to RMB30,000 and their Courier Service Operation Permits may be revoked.

After obtaining the Courier Service Operation Permit, an enterprise is further required to maintain its express delivery service operations during the validity of such permit. Where the permit-holder does not operate any express delivery services for a period of time over six months without due grounds after obtaining the Courier Service Operation Permit, or suspends its business for more than six months without authorization, the postal administrative departments may cancel the Courier Service Operation Permit of such holder. As of December 31, 2016, ten of our consolidated affiliated entities have not been in operation of express delivery service for more than six months. As a result, their Courier Service Operation Permits may be cancelled by the relevant regulatory authorities, although we are currently not aware of any such cancellation or notice of cancellation. If we become subject to such penalty, our business, results of operations, financial condition and prospects could be adversely affected.

According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry, as amended and supplemented, we may be required to obtain prior approval with respect to the acquisition by Shanghai Zhongtongji Network of certain of its subsidiaries engaging in transportation services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment—Foreign Investment in Road Transportation Businesses.” Shanghai Zhongtongji Network acquired these entities without obtaining any prior approval from the relevant governmental authorities. There is currently no regulation prescribing penalties with respect to the lack of such prior approval, and we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities. However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals, or take any other actions retrospectively in the future. If the relevant governmental authorities require us to obtain the approvals, we cannot assure you that we will be able to do so in a timely manner or at all. Additionally, we may not be able to renew Road Transportation Operation Permit of the relevant subsidiaries due to the lack of such prior approval.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For instance, a draft Regulations on Express Delivery and a draft Law of E-commerce are under consultation as of the date of this annual report, which may establish additional standards in the express delivery industry. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

Any deficiencies in China’s telecommunication and Internet infrastructure could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance and reliability of the telecommunication and Internet infrastructure in China. The availability and reliability of our website, mobile application, customer service hotline and technology system depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. We have experienced service interruptions in the past due to service interruptions at the underlying external telecommunications service providers, such as the Internet data centers and broadband carriers. Frequent service interruptions could frustrate customers and discourage them from using our services, which could cause us to lose customers and harm our operating results.

We may not be able to maintain our corporate culture, which has been a key to our success.

Since our inception, our corporate culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our corporate culture has helped us serve our customers, attract, retain and motivate employees and network partners, and create value for our shareholders. We face a number of challenges that may affect our ability to maintain our corporate culture, including:

•                  failure to identify and promote people to leadership positions in our organization who share our culture, values and mission;

•                  the increasing number and geographic diversity of our network partners;

•                  competitive pressures to move in directions that may divert us from our mission and values;

•                  the continued challenges of an ever-changing business environment;

•                  the potential pressure from the public markets to focus on short-term results instead of long-term value creation; and

•                  the increasing need to develop expertise in new areas of business that affect us.

If we are not able to maintain our corporate culture or if our culture fails to deliver the long-term results we expect to achieve, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business and results of operations may be materially and adversely affected if we are unable to provide high quality service to network partners and our end customers.

The success of our business largely depends on our ability to maintain and further enhance our service quality. We provide the network partners—our direct customers—with access to our line-haul transportation and sorting network. Together with our network partners, we provide complete door-to-door express delivery services to our end customers, which consists mainly of e-commerce merchants, and other express delivery service users. If we or our network partners are unable to provide express delivery services in a timely, reliable, safe and secure manner, our reputation and customer loyalty could be negatively affected. If our customer service personnel fail to satisfy individual customer needs and respond effectively to customer complaints, we may lose potential or existing end customers and experience a decrease in customer orders, which could have a material adverse effect on our business, financial condition and results of operations.

Customer demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match customer demand.

We make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimates of customer demand. The parcel volume we generate from end customers can vary significantly and unexpectedly, reducing our ability to accurately estimate future customer demand. In particular, we may potentially experience capacity and resource shortages in fulfilling customer orders during peak season of e-commerce consumption or following special promotional campaigns on any e-commerce platforms. Failure to meet customer demand in a timely fashion or at all adversely affect our financial condition and results of operations.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this annual report. If one or more of our management were unable or unwilling to continue their employment with us, we may not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements we have entered into with our management team, in particular in China, where almost all of these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

We intend to hire and retain additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management and operational personnel with expertise in the express delivery industry, the e-commerce industry or other areas we expand into. Our experienced mid-level managers are instrumental in executing our business plans, implementing our business strategies and supporting our business operations and growth, and we cannot assure you that we will be able to attract or retain these qualified personnel.

We have made, and may need to continue to make, substantial capital expenditures, and will face risks that are inherent to such investment.

In order to carry out our strategies and expansion plan, we made significant capital expenditures on acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the consolidation and organic growth of our business. We paid an aggregate of approximately RMB790.1 million, RMB1.5 billion and RMB2.7 billion (US$387.3 million) in 2014, 2015 and 2016, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. To facilitate our future expansion, including the entry into new sectors such as less-than-truckload business, we may need to continue to make substantial capital expenditures.

Significant capital expenditures are associated with certain inherent risks. We may not have the resources to fund such investment. Even if we have sufficient funding, assets that best suit our needs may not be available at reasonable prices or at all. For example, land resources may be scarce in an area that best fits our network expansion plan due to local zoning plan or other regulatory controls. In addition, we are likely to incur capital expenditures earlier than all of the anticipated benefits, and the return on these investments may be lower, or may be realized more slowly, than we expected. In addition, the carrying value of the related assets may be subject to impairment, which may adversely affect our financial conditions and operating results. Furthermore, our continued investment in land, construction and delivery infrastructure may put us at a competitive disadvantage against competitors who spend less on these assets but focus more on improving other aspects of their business that are less capital heavy.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, mainly reflecting the seasonality patterns associated with e-commerce in China. For example, our customers generally experience less purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on November 11 and December 12 each year, we typically observe peaks of parcel volume following these campaigns. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our results of operations.

Fuel cost and transportation expenses incurred in relation to the use of third-party transportation services are major components of our operating costs. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. Fuel prices in China have increased significantly since the fourth quarter of 2016 and may continue to rise in future periods. In addition, third-party transportation expenses also increased disproportionally in the fourth quarter of 2016 due to a shortage of transportation capacity and fuel price increase in the market. In the event of significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges. As a result, our operating margin and the market price of our ADSs may be adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We need to make continued investments in equipment, land, facilities and technological systems to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, we may be unable to meet the demands of existing and prospective customers, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Our business and results of operations may be adversely affected if we are unable to integrate the businesses and assets we have acquired.

We have consolidated the businesses of certain of our network partners through asset purchase and/or equity purchase in the past three years, and we may continue to do so in the future. We may not be able to successfully integrate the business and assets we have acquired. We may not be able to provide timely and effective training to former employees of the acquired network partners after they become our employees. As a result, our business and results of operations may be adversely affected.

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The PRC economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Moreover, the United Nations population projections (2015) project a slowdown in increase in Chinese population from 2015 to 2030 and a decrease in its population thereafter with the percentage of population over 60 predicted to more than double from 2015 to 2050. In the absence of substantial increase in per capita productivity, this projected change in Chinese demographics can result in decrease in overall productivity and growth rates of the Chinese economy. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased compulsory motor vehicle liability insurance and commercial insurance such as automobile third-party liability insurance, vehicle loss insurance and driver/passenger liability insurance. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We are not legally required to maintain insurance for parcel shipment. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as parcel volume and unit cost per parcel, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that has not been independently verified. For example, our parcel volume data is derived based on the number of parcels collected by our network partners using our waybills. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.

We have access to a large amount of confidential information in our day-to-day operations. Each waybill contains the names, addresses, phone numbers and other contact information of the sender and recipient of a parcel. The content of the parcel may also constitute or reveal confidential information. The proper use and protection of confidential information is essential to maintaining customer trust and confidence in us.

Our technology system also processes and stores a significant amount of confidential information and data for the proper functioning of our network. Security breaches and hackings to our system might result in a compromise to the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining the confidential information. Such individuals or entities may further engage in various other illegal activities using such information. On the other hand, as each parcel moves through our network from pickup to delivery, a large number of personnel handle the parcel and have access to the relevant confidential information. Some of them may misappropriate the confidential information, although we have adopted security policies and measures. Most of the delivery and pickup personnel are not our employees, which makes it more difficult for us to implement sufficient and effective control over them.

Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. In the future, the PRC government may adopt new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information. Compliance with such new laws and regulations could affect how we collect, store and process the information and require significant capital and other resources.

Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations could cause our customers to lose trust in us. Any perception that the privacy of information is unsafe or vulnerable when using our services, could damage our reputation and substantially harm our business.

We may fail to successfully make necessary or desirable strategic alliance, acquisition or investment, and we may not be able to achieve the benefits we expect from the alliances, acquisition or investments we make.

We may pursue selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our service offerings and improve our technology system.

Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

To consolidate and optimize our delivery capacity in key geographic areas within China, in 2014 and 2015, we acquired substantially all of the assets from eight and 16 delivery companies, respectively. We acquired 60% equity interest in a network partner in January 2014, which was accounted for as equity method investment. In January 2016, we acquired the remaining minority equity interest in this network partner. We have recorded goodwill as a result of these acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge was recognized for the years ended December 31, 2014, 2015 and 2016.

In addition, we may consider entering into strategic acquisition of other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the risks associated with international expansion initiatives.

Our current operations are almost exclusively in China, but we also offer express deliveries in other key overseas markets. We intend to continue to explore and enter into other international expansion initiatives in the future. These initiatives involve countries we have limited experience with, and subject us to various risks, including changes in economic and political conditions in those countries, changes in compliance with international laws and regulations, changes in tariffs, trade restrictions, trade agreements and taxations, and difficulties in managing or overseeing operations outside China. The occurrence or consequences of any of these risks may restrict our ability to operate in the affected country and/or decrease our profitability of our operations in that country. We will also be exposed to increased risk of loss from foreign currency fluctuation and exchange controls as well as longer accounts receivable payment cycles. We also may not alter our business practices in time to avoid or reduce adverse effects from any of the foregoing risks.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Our business and reputation may be harmed by unethical or anticompetitive business conducts within or in connection with our network.

There have been and may continue to be unethical or anticompetitive conducts within or in connection with our network, such as those with respect to the procurement of resources and the pricing of delivery service charges. Although we have adopted protocols and disciplinary measures governing business conduct of our employees and our customers, there can be no assurance that such measures are sufficient to prevent and deter them or their personnel from acting unethically. Such conduct may include mishandling of funds or unlawful kick-backs during our raw material or equipment procurements. We are also aware of certain e-commerce merchants initiating unsubstantiated brushing orders, such as parcels with valueless content, to themselves or their designated parties with the intent to generate inflated consumer shopping records and consumer reviews and create perceived popularity among online consumers. These brushing orders do not directly impact our revenues as our network partners generally are able to collect service charges from these merchants, who pay for the delivery of the scalping parcels. Although we implement parcel screening procedures throughout our network, it is extremely difficult for us and our network partners to distinguish the scalping orders from the ones that are with a genuine purpose. We may be subject to heightened compliance costs or even loss of business due to reduced e-commerce business volume if the PRC government cracks down on these unethical practices. We also have little control over third parties involved in unethical or anticompetitive business conducts targeted at or in connection with our network. For example, we cannot assure you that we will not be subject to third-party sabotage or allegations that are targeted at or relevant to us or our network partners. We may incur substantial monetary losses and suffer reputational damage due to these conducts. We may even incur significant liabilities and penalties arising from unethical conducts. We may also be required to allocate significant resources and incur material expenses to prevent unethical or anticompetitive conducts.

Our senior management has limited experience managing a public company, and regulatory compliance may divert their attention from the day-to-day management of our business.

Our senior management has limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Obligations associated with being a public company will require substantial attention from our senior management and partially divert their attention away from the day-to-day management of our business, which could adversely impact our operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud. Investor confidence and the market price of our ADSs may be adversely affected.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In the course of auditing our consolidated financial statements for the year ended December 31, 2016, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2016, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified relates to the lack of formal risk assessments and comprehensive control policies and procedures established based on an internal control framework. We have implemented and are continuing to implement a number of measures to address the material weakness and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2017. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2017. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions. Furthermore, internal controls over financial reporting may not prevent or detect misstatements due to their inherent limitations, including the possibility of human errors, the circumvention or overriding of controls and procedures, or fraud.  Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements.

The title defects with respect to or encumbrances on certain land and buildings may cause interruptions to our business operations.

We have not obtained land use rights with respect to three land parcels currently used by us, including approximately 33,333 square meters of the land we currently use for our headquarters in Shanghai, and we have not obtained ownership with respect to 58 buildings currently used by us, including 40 buildings used as sorting facilities and 18 buildings used for general and administrative purposes. We are in the process of applying for the registration of the land use right and property ownership. We expect to complete the registration of the land use rights of two parcels of land and ownership of 53 of those buildings by December 2018. We are currently unable to estimate the length of time required to register the land use rights of the remaining one land parcel and the ownership of the five buildings thereon, which are used as part of our corporate headquarters in Shanghai due to the lack of clarity in the local authority’s relevant policies. We have, however, obtained the land use right of an adjacent land parcel and have started to construct new buildings thereon, which can, upon their completion, replace those five office buildings when necessary. However, until we obtain use or ownership rights to such land and buildings, we could be compelled to return the land to relevant government authority while the buildings located on such land could be confiscated or demolished. In addition, a fine up to RMB30 per square meter may be imposed on us. Moreover, in the event that any land use right and/or building we own is mortgaged to banks and the mortgage holder forecloses on the mortgage and transfers the property to a third party, we may be forced to relocate these facilities. This could disrupt our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of March 31, 2017, approximately 39.5% of the lessors of our leased sorting hubs and offices have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property ownership certificates or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

Furthermore, some of our leased properties do not have title certificates, which means the owner or lessor of such property may not have the full right to lease such property to us. For example, certain properties we lease in Beijing for our sorting hub and office does not have a title certificate due to lack of approval obtained during its construction and the owner of such property had received notice from government authorities indicating that the construction was illegal. Although relevant authorities have not mandated the owner to dismantle the property, our use of the leased property may be affected in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate from the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We are currently using our best efforts to find an alternative location in Beijing, including purchasing a new piece of land, to mitigate the risk arising from such title deficiency. However, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices and sorting hubs. Some of our network partners lease properties for their pickup and delivery outlets. We and our network partners may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Our failure to comply with regulations on commercial franchising may result in penalties to us.

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the relevant regulations, we are required to file our cooperation arrangements with network partners with the Ministry of Commerce or its local counterparts, but we have not made such filings. As of March 31, 2017, we have not received any order from any governmental authorities to make such filing. If relevant authorities determine that we have failed to report franchising activities in accordance with the regulations, we may be subject to fines ranging from RMB10,000 to RMB50,000 and if we fail to comply within the rectification period determined by the competent governmental authority, we may be subject to an additional fine ranging from RMB50,000 to RMB100,000 and the relevant authority may issue a public reprimand.

Economic sanctions and anti-corruption laws imposed by the United States and other jurisdictions may expose us to potential compliance risks.

Sanctions laws prohibit business in or with certain countries or governments, and with certain persons or entities that have been sanctioned by the United States or other governments and international or regional organizations, such as the United Nations Security Council. Although our primary market is China, we intend to expand our international business, which may increase our exposure to international sanctions. For example, we have limited control over the activities of our international business partners and investees, which may provide delivery services into jurisdictions that are subject to sanctions. In addition, we intend to begin providing delivery services between the United States and China through our U.S. affiliate. Any U.S. affiliate and any U.S. person employees will be subject to all U.S. economic sanctions requirements. We have implemented internal controls for compliance with applicable economic sanctions upon the completion of our initial public offering, but there can be no assurance that we do not inadvertently do business with sanctioned parties or provide delivery services for products for higher-risk or prohibited end-uses. We also cannot predict with certainty the interpretation or implementation of any sanction laws or policies. While we do not believe that we are in violation of any applicable sanctions or that any of our activities are currently sanctionable under applicable laws, some of our activities or the activities of our affiliates could be exposed to penalties under these laws. Any alleged violations of sanctions could adversely affect our reputation, business, results of operations and financial condition. Also, we may be subject to Foreign Corrupt Practices Act and PRC and other anti-corruption laws. Our activities in China create the risk of unauthorized payments or offers of payments by employees, consultants, agents or other business partners of our company and its affiliates. We may also be held liable under successor liability for violations committed by companies in which we invest or that we acquire.

We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by severe weather conditions and natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services. According to the Guidance Catalogue of Industries for Foreign Investment (most recently revised in 2015), foreign investment is prohibited in the establishment of any postal enterprise and in domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to operate domestic mail delivery services in China. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through ZTO Express, our consolidated affiliated entity, and its subsidiaries. Shanghai Zhongtongji Network, our wholly-owned subsidiary in China, has entered into a series of contractual arrangements with ZTO Express and its 43 shareholders, which enable us to (1) exercise effective control over ZTO Express, (2) receive substantially all of the economic benefits of ZTO Express, and (3) have an exclusive option to purchase all or part of the equity interests and assets in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we have control over and are the primary beneficiary of ZTO Express and hence consolidate its financial results as our variable interest entity under U.S. GAAP.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that we, ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and consolidated affiliated entities;

•                  imposing fines, confiscating the income from our PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledges of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for a substantial portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with ZTO Express and its shareholders to operate domestic express delivery services, including delivery of mail. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. For example, our variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of ZTO Express, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of ZTO Express, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our variable interest entity and its shareholders of their obligations under the contracts to exercise control over our variable interest entity. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our variable interest entity. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our variable interest entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of ZTO Express refuse to transfer their equity interest in ZTO Express to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Due to the significant number of shareholders in ZTO Express, we may not be able to obtain consent and cooperation from all the shareholders in further actions with respect to ZTO Express, such as the transferring the shareholders’ respective equity interests in ZTO Express to our designee. In addition, if any third parties claim any interest in such shareholders’ equity interests in ZTO Express, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. For example, even though we have obtained spousal consents from spouses of our six key shareholders of ZTO Express, who collectively hold 73.8% of the equity interests in ZTO Express, we have not required spousal consents to be entered into by the rest of the shareholders of our variable interest entity. With respect to those shareholders, we cannot assure you that our WFOE will be able to exercise or enforce its rights in full under our contractual arrangements in the event of a dispute between the shareholder and his or her spouse. If these or other disputes between the shareholders of our variable interest entity and third parties were to impair our control over ZTO Express, our ability to consolidate the financial results of our variable interest entity would be affected, which would in turn result in material adverse effect on our business, operations and financial condition. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of ZTO Express may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entity to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entity, which would have a material and adverse effect on our ability to effectively control our variable interest entity and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with ZTO Express to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of ZTO Express in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by ZTO Express for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on ZTO Express for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our consolidated affiliated entities that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with ZTO Express, our consolidated affiliated entities hold certain assets that are material to the operation of certain portion of our business, including sorting hub premises and sorting equipment. If ZTO Express goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, ZTO Express may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If ZTO Express undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed (i) the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches, or (ii) the specified upper limited calculated by using a risk-weight approach. Any medium or long term loan to be provided by us to our variable interest entity must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE Circular 19 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

PRC regulation of loans by offshore holding companies to PRC entities may limit our ability to fund the operations of our consolidated variable interest entity.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our initial public offering to extend loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in domestic express delivery services of mail. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including but not limited to SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans to our variable interest entity. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our variable interest entity. We will assess the working capital requirements of our variable interest entity on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our variable interest entity.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. Since November 28, 2016, buying, paying or making capital expenditure of more than US$5 million or its equivalent must be reported as large-amount transaction to SAFE. Once reported to SAFE, such large-amount transactions are subject to examination of authenticity and compliance by MOFCOM, NDRC, SAFE, People’s Bank of China or other competent authorities. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. The Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under the SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37 in March 2015. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas, publicly-listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that ZTO Express (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that ZTO Express (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of ZTO Express (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZTO Express (Cayman) Inc. is treated as a PRC resident enterprise.

Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavourable tax consequences to us.

The Ministry of Finance and the SAT promulgated the Circular on the Inclusion of the Railway Transportation Industry and Postal Service Industry in the Pilot Collection of Value-added Tax to Replace Business Tax, or Circular 106. Pursuant to Circular 106, starting from January 1, 2014, a VAT rate of 6% applies to revenue derived from the provision of express delivery services, and a VAT rate of 11% applies to revenue derived from provision of transportation services, which is higher than the previously applicable 5% and 3% business tax rate. In 2016, the Ministry of Finance and the SAT promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36. Circular 36 took effect as of May 1, 2016 and superseded Circular 106 on the same date. Circular 36 expanded the application of VAT in replacement business tax to enterprises engaging in the building industry, the real estate industry, the financial industry and the life service industry on a nationwide basis. According to Circular 36, the VAT rates applicable to revenue derived from the provision of express delivery services and revenue derived from provision of transportation services remain the same (6% and 11% respectively) as those under Circular 106. Although a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided, our effective tax rate could be higher. The replacement of the business tax with a VAT on our services could result in unfavorable tax consequences to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—PRC Value-Added Tax.”

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We operate 69 sorting hubs across China as of December 31, 2016. We registered branch offices in all of the cities where we have sorting hubs as of the date of this annual report. However, we may expand our delivery network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be adversely affected.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. Although we have recorded accruals for estimated underpaid amounts in our financial statements, we may be subject to fines and penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated on March 1, 2014, the number of dispatched workers hired by an employer may not exceed 10% of the total number of its employees. As of December 31, 2016, the number of dispatched workers in all of the subsidiaries of our variable interest entity and our PRC subsidiaries was below 10% of the total number of their employees. However, since the application and interpretation of the amended PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you the type of work that our dispatched workers perform will be deemed as temporary, auxiliary or substitute work under the PRC Labor Contract Law. If we fail to keep the number of our dispatched workers to below 10% or if we are found to be in violation of any other requirements under the amended Labor Contract Law or the Interim Provisions on Labor Dispatch, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the dispatched workers. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on the NYSE on October 27, 2016, the trading price of our ADSs has ranged from US$12.01 to US$18.45 per ADS in 2016. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by Mr. Meisong Lai, holds 206,100,000 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Meisong Lai holds 80.3% of the aggregate voting power of our company as of March 31, 2017. As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2017, our directors and officers collectively own an aggregate of 87.0% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentives, which may result in increased share based compensation expenses.

In 2016, we adopted the 2016 Share Incentive Plan for the purpose of granting share based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In June 2016, we also established an employee share holding platform to allow our employees in the PRC to receive share incentives. We account for shared-based compensation for these share incentive awards using a fair value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. We will incur additional share based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2016 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Share Holding Platform.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Negative publicity may harm our brand and reputation and have a material adverse effect on our business.

Negative publicity about us, including our services, management, business model and practices, compliance with applicable rules, regulations and policies, or our network partners may materially and adversely harm our brand and reputation and have a material adverse effect on our business. We cannot assure you that we will be able to defuse any such negative publicity within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted on the internet by anyone on a named or anonymous basis, and can be quickly and widely disseminated. Information posted may be inaccurate, misleading and adverse to us, and it may harm our reputation, business or prospects. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of negative and potentially inaccurate or misleading information about our business and operations, which in turn may materially adversely affect our relationships with our customers, employees or business partners, and adversely affect the price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by our founder. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We incur increased costs as a result of being a public company, particularly after we have ceased to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We commenced our express delivery service business through Shanghai Zhongtongji Express Service Co., Ltd., or Shanghai Zhongtongji, in Shanghai, China in January 2009. Prior to 2014, we operated express delivery services in Shanghai, Anhui Province, Jiangsu Province and Zhejiang Province through Shanghai Zhongtongji, which authorized and cooperated with third-party business partners to operate ZTO-branded express delivery services elsewhere in China.

In January 2013, the shareholders who separately owned Shanghai Zhongtongji and 15 network partners located in the cities and provinces mentioned above, established ZTO Express, as the holding company to hold the businesses of Shanghai Zhongtongji and the 15 network partners.

In January 2014, ZTO Express acquired businesses and assets of Shanghai Zhongtongji and eight network partners that were wholly-owned by some of the shareholders who formed ZTO Express.

In October 2015, ZTO Express and its wholly-owned subsidiaries acquired express delivery businesses from 16 network partners and their respective shareholders in exchange for equity interest in ZTO Express (Cayman) Inc. and cash.

In April 2015, ZTO Express (Cayman) Inc. was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Upon its incorporation, ZTO Express (Cayman) Inc. issued 600,000,000 ordinary shares to the British Virgin Islands holding vehicles of the then shareholders of ZTO Express, in proportion to these shareholders’ then respective share percentage in ZTO Express. ZTO Express (Cayman) Inc. established ZTO Express Limited in British Virgin Islands as its wholly-owned subsidiary in April 2015. ZTO Express Limited subsequently established ZTO Express (Hong Kong) Limited as its wholly-owned subsidiary in May 2015.

In July 2015, ZTO Express (Hong Kong) Limited established a wholly-owned PRC subsidiary, Shanghai Zhongtongji Network Technology Co., Ltd., or Shanghai Zhongtongji Network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China, we carry out our express delivery business through ZTO Express, a domestic PRC company, equity interests in which are held by PRC citizens and companies established in China. Shanghai Zhongtongji Network entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement, a voting rights proxy agreement, as described in more detail below, irrevocable powers of attorney and an exclusive consulting and services agreement, with ZTO Express and its shareholders, and obtained spousal consent letters by the spouses of six key shareholders of ZTO Express. These shareholders are Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, collectively holding 73.8% of equity interest in ZTO Express.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of, ZTO Express. ZTO Express is therefore our consolidated variable interest entity, or consolidated VIE, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat ZTO Express and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective in providing operational control as direct ownership.

On October 27, 2016, our ADSs commenced trading on the NYSE under the symbol “ZTO.” We raised from our initial public offering approximately $1.4 billion in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. Our telephone number at this address is +86 21 5980-4508. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                    Business Overview

We are a leading express delivery company in China. We provide express delivery service through our nationwide network as well as other value-added logistics services. We have a delivery network in China covering over 96.6% of China’s cities and counties as of December 31, 2016.

Service Offerings by Us and Our Network Partners

Through our network and together with our network partners, we provide domestic and international express delivery services supplemented by other value-added services. We mainly provide express deliveries in China of parcels weighing under 50 kilograms with expected delivery time ranging from 24 to 72 hours.

The following chart sets out the services provided by us and our network partners.

Key Category	Service Offerings
Domestic Express	Express Delivery	• Intra-city Delivery • Inter-city Delivery
	Enterprise Customer Services	• Customized one-stop-solution package for key accounts, including express delivery, real-time tracking, digital waybill and warehousing
	Ancillary Services	• Pay-at-arrival Service • Alternate Address Pick-up • Proof-of-delivery Collection • Parcel Intercept Service • Back-haul Logistics • Others
International Express	Regional	• Hong Kong/Taiwan Door-to-Door Express Service
	Cross-border	• International express services to the key overseas markets in cooperation with business partners

Express delivery service process

The following diagram illustrates the process for the completion of a typical domestic delivery order.

Step 1: Parcel Pickup. Our pickup outlet arranges for a courier to collect the parcel from the sender once they receive a delivery order. Unless the sender chooses pay-at-arrival service, our pickup outlet collects the delivery service fee from the sender at the time of pickup. The pickup outlet collects and sends the parcels to our sorting hub covering its region once or twice per day depending on parcel volume. Typically, parcels that are picked up before 6 p.m. will be shipped to the sorting hub on the same day. Through each waybill, we assign a unique tracking number and corresponding barcode to each parcel. The waybills, coupled with our automated systems, allow us to track the status of each individual parcel throughout the entire pickup, sorting and delivery process.

Step 2: Parcel Sorting and Line-Haul Transportation. Upon receipt of parcels shipped from various pickup outlets within its coverage area, the sorting hub sorts, further packs and dispatches the parcels to the destination sorting hub. We provide line-haul transportation services between sorting hubs. Barcodes on each waybill attached to the parcels are scanned as they go through each sorting and transportation gateway so that we can keep track of the service progress.

Step 3: Parcel Delivery. Our destination sorting hub unloads and sorts the parcels, which are then delivered to the recipients by our delivery outlets. Once the recipient signs on the waybill to confirm receipt, a full service cycle is completed and the settlement of delivery service fee promptly ensues on our network payment settlement system.

Express delivery service pricing

The network transit fees we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. We determine our pricing based on the operating costs of our business, while also considering other factors including market conditions and competitions as well as our service quality. Our service pricing may also be affected by market conditions and competition faced by our network partners. There has historically been declines in delivery service fees charged by our network partners, partially due to market competition. Based on the market conditions and our cost base, we may evaluate and adjust our service pricing from time to time.

Senders are generally required to pay delivery service fees to our pickup outlets and our network partners have full discretion over the pricing of their services. Our network partners determine their pricing mainly based on their total cost of operations, which mainly includes the network transit fees we charge, the last-mile delivery fees paid to the delivery network partners, as well as the outlet operating costs. They also consider other factors including market conditions and competitions as well as their service quality. We do not set any explicit limitations on pricing and allow pricing latitude to our network partners so that they can effectively respond to the competitive dynamics in their local markets with tailor-made pricing based on the business volume and long-term prospect of each sender.

Our Network and Infrastructure

Our network consists of our directly operated core sorting hubs and line-haul transportation network and network partner-operated outlets across China.

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network that we operate. They collect parcels from outlets within their respective coverage area, sort them according to their destinations and dispatch them to the destination sorting hub. As of December 31, 2016, we operate 69 sorting hubs and our business partners operate six sorting hubs. The remaining six sorting hubs are located in remote areas in China and we work closely with their independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

Twenty-four of the sorting hubs operated by us are located on the premises we own and 45 on leased premises. We plan to acquire more land for our sorting hubs to invest for long-term and more stable operations on land that we own. In connection with our enterprise customer services, from time to time we provide temporary warehousing services to our key account customers to store their products close to their target demographics.

Line-haul transportation network

We connect our sorting hubs with over 1,980 well-planned line-haul routes. We utilize a self-owned fleet, a fleet majority owned by our employees and contracted vehicles to form our line-haul transportation network responsible for the long-distance, high-capacity transportation of parcels. We control the route planning and vehicle dispatch of our entire line-haul transportation system.

Our fleet consists of more than 2,900 self-owned trucks, approximately 1,140 of which are high capacity 15-17 meter long models as of December 31, 2016. We outsource part of our line-haul transportation to Tonglu Tongze, a transportation operator that works exclusively for us. Tonglu Tongze has a fleet of approximately 1,270 trucks (mostly 9.6 meter long trucks) as of December 31, 2016. Certain of our employees, employees of Tonglu Tongze and other shareholders beneficially own 65.1%, 17.5% and 17.4% of Tonglu Tongze as of December 31, 2016, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders who do not hold equity interests in Tonglu Tongze, to exercise all of their shareholder rights (except dividend rights). Daily operations of Tonglu Tongze are managed by its own employees. Tonglu Tongze purchases vehicles with its own funds, and they implement their fleet’s truck dispatching plans according to our network needs. The price we pay to Tonglu Tongze is based on our market insights on cost factors. We use the same criteria and standards for pricing when we contract independent third-party transportation companies. We typically use the Tonglu Tongze fleet for round-trip transportation. We also contract other independent third-party transportation companies for additional capacity. In most of those cases, we use their services for single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition and other criteria of the candidates to select only reliable providers.

Pickup and delivery outlets

Our outlets are all operated by our network partners and not owned by us. The network partners primarily provide the pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders generated within that area. As of December 31, 2016, our network had over 26,000 outlets nationwide. Our outlets cover 96.6% of China’s cities and counties as of December 31, 2016.

Our Network Partner Model

Our network partners own and operate the business of the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

As of December 31, 2016, we had over 3,600 direct network partners who have entered into cooperation agreements with us. These agreements generally have a term of one or three years and the direct network partner may elect to renew the agreement upon expiration if it remains in our network. Our network partners pay us recurring network transit fees for the express delivery services we provide to them. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the cooperation terms. A direct network partner is also required to place a deposit with us as guarantee for its performance. We authorize our direct network partners to carry out express delivery business under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

Through our agreements with them, we authorize our direct network partners to exclusively operate ZTO-branded express delivery business within a designated area, the size of which ranges from a township to a province. Depending on the size of, and the business volume in, their respective authorized areas, many of our direct network partners subcontract a portion of their business to third parties under our consent. We do not directly enter into cooperation agreements with those third parties and refer to them as our indirect network partners. Indirect network partners are also authorized to operate ZTO-branded express delivery business.

Our Zhongtian and Ping’an systems provide the technology infrastructure for the management of our network partners. Our Zhongtian system tracks each delivery order and calculates the network transit fees payable to us, and the last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners. Our Ping’an system is synchronized regularly and retrieve the fee balances from our Zhongtian system. With this information, the Ping’an system manages the settlement of amounts from our direct network partners to us for parcel transit in our network. All of our direct network partners have an account on the Ping’an system and we require them to make a deposit into their respective account both for efficient settlement and as guarantee for the performance of their obligations. After each synchronization, the Ping’an system automatically transfers funds from the accounts of our network partners to ours as settlement. The Ping’an system also handles payment settlements among our direct network partners.

All of our direct network partners and most of our indirect network partners work with us exclusively. A small number of our indirect network partners also operate their outlets for other express delivery companies. This is typically limited to situations where an outlet is located in a remote or isolated area or newly-entered market. Such exception to our exclusivity requirement in those situations helps to increase the outlet’s business volume to support its business.

We control the qualification of new network partners and provide extensive ongoing training to our network partners. We also periodically review the performance of our network partners with indicators including parcel volume, local market share, service quality and parcel safety/security. We consider the conditions and forecast of the local market to set guidance for those indicators. We set guidance and review the performance of our network partners, as well as certain pickup and delivery outlets with large parcel volume. For all other regions, we set guidance and review our direct network partners at the provincial level. We reward those who significantly outperform the targets with fee discount.

If a direct network partner continuously fails to meet our performance targets, we can unilaterally terminate our cooperation with it, which historically has only occurred in isolated cases. In those cases, we introduce qualified buyers vetted by us or, in the cases where the exiting direct network partner has already identified a buyer itself, we review the buyer’s credentials and decide whether to accept it as a new direct network partner. This process also applies to voluntary departure by direct network partners.

We offer our network partners latitude in their pricing and operation. The network partners have full discretion over their daily operations and make localized decisions with respect to facilities, vehicles and recruitment to meet their capacity and service needs.

Our Customers

The following chart illustrates our direct and end customers.

Our direct customers are our direct network partners, who, along with our indirect partners, own and operate pickup and delivery outlets. We provide them with access to our core line-haul transportation and sorting network, which form the infrastructure of their and our indirect partners’ express delivery services. In addition, we also directly serve some enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to consumers.

Together with our network partners, we mainly serve e-commerce merchants and other express service users as our end customers. A significant portion of our end customers are merchants on China’s e-commerce platforms.

Customer Service

We believe our superior customer service enhances our customer loyalty and brand image. Our network partners directly interact with our end customers, and we provide ongoing training and conduct regular performance reviews to ensure that they provide quality customer services.

We also operate a call center system providing real-time assistance by our representatives during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our call center representatives for further handling. Our call center is localized with branch offices in over 22 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same call system and database. Our call system automatically forwards incoming calls to the local branch near the caller’s location. Our approximately 857 call center representatives adhere to the same customer service standards nationwide and their local knowledge contributes to enhanced customer service effectiveness. We provide regular trainings to our representatives and review the callers’ level of satisfaction with their service. At the end of each call, we ask the caller to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction. For each complaint, we strive to provide a response within seven days.

Information Technology and Intellectual Property

We have built our technology system with third-party software and systems and have refined and tailored them to suit our operational needs. We design and utilize our technology systems to enhance the efficiency and scalability of our network. They play an important role in the success of our business. The principal components of our technology system include:

Zhongtian System—The Zhongtian system is the technology backbone for our express delivery management with the following main functions:

•                  Parcel sorting, transportation and tracking management. Our parcels are sorted and dispatched based on routing logic through the Zhongtian system. Our Zhongtian system provides the technology backbone and our scanners identify and extract the parcels’ addresses. The parcels are then manually or automatically sorted into different baggage by the area of delivery for shipment. With this system, we can track each parcel processed through our network based on a unique waybill barcode assigned to each parcel. As the parcel moves through each gateway, its barcode is scanned and its route and other delivery information are input into the Zhongtian system. We also monitor the capacity of our sorting hubs on our Zhongtian system and monitor the real-time movement of each on-duty truck with GPS and GIS technology that is synchronized with the Zhongtian system.

•                  Settlement payment calculation. The Zhongtian System tracks each delivery order and, according to pre-set formulae, calculates the network transit fees payable to us, and last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners.

•                  Platform integration. Our Zhongtian system is connected to the order systems of major e-commerce platforms and vertical e-commerce websites in China. Merchants can therefore seamlessly send delivery orders to our outlets via our Zhongtian system.

•                  Mobile application. The Zhongtian system also supports our mobile application so that our pickup and delivery personnel are able to handle functions such as digital waybill printing, order pickup, parcel tracking, receipt signing on mobile devices.

•                  Customer service support. Our call center staff have access to the Zhongtian system’s database to provide better and more effective customer service. The automated customer service functions on our website and WeChat public account allow end customers to track parcels and search outlet location with the data support from Zhongtian system.

•                  Management of sale of accessories. Our network partners make online purchases of accessories from us utilizing the accessories management module of Zhongtian system. The network partners log on to our system to place orders for waybills, packing materials, portable barcode scanners and other accessories. We then send out the accessories to the network partners once we have checked the orders received.

•                  Data analytics and decision support. The Zhongtian system collects and provides operational data such as parcel volume, hub utilization and parcel delivery speed, which is valuable information to analyze and enhance our and our network partners’ performance. It provides a dashboard available to our core management team with various data and analytical tools. By utilizing the dashboard, our management can monitor and evaluate our business real-time with data support.

Ping’an Settlement System—The Ping’an system is synchronized regularly and obtains the fee balances from our Zhongtian system. With this information, the Ping’an system manages the settlement of amounts from our direct network partners to us for parcel transit on our network. All our direct network partners have an account on the Ping’an system and we require them to make a deposit into their account both for efficient settlement and as guarantee for the performance of their other obligations. After each synchronization, the Ping’an system automatically transfers funds from the accounts of our network partners to ours as settlement. The Ping’an system is also capable of handling payment settlements among our direct network partners. For example, upon the completion of a delivery order, the system automatically transfers the applicable amount of last-mile delivery fee from the pickup outlet’s account on the system to that of the delivery outlet.

We have leased a high grade data center in Zhejiang province to support our core operational systems such as Zhongtian, transportation management system and Ping’an. Our server center in Shanghai mainly provides the network infrastructure for our managerial, data backup and other non-core functions. We have adopted security policies and measures, including encryption technology, to protect our software, proprietary data and customer information. Our system is configured with multiple layers of security to prevent our software and databases from unauthorized access and we implement security protocols for communication among applications. We utilize a system of firewalls to prevent unauthorized access to our internal systems. Exchange of critical data on our website and public and private interfaces use the Secure Sockets Layer networking protocol, a standard security technology for establishing encrypted network communications. We back up our databases, including customer data, regularly with both on-site and off-site storage. Encryption is used to secure sensitive information when it is in transit or being stored.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2016, we owned 14 computer software copyrights in China for various aspects of our operations and maintained ten trademark registrations inside China. As of December 31, 2016, we had registered six domain names, including www.zto.cn, among others.

Competition

The express delivery industry in China is fragmented and we compete primarily with leading domestic express delivery companies including YTO Express, STO Express, Yunda Express, SF Express and EMS. We also face competition from emerging players in our industry or existing players in an adjacent market who choose to leverage their existing infrastructure and expand their services into express delivery. As a leading and the fastest growing express delivery company in China, we believe that our innovative shared success system, superior operational capabilities and cost leadership as well as our quality service provide us with a competitive advantage. Entry into the express delivery industry requires significant initial investment in network construction and partner attraction. However, certain more established e-commerce companies may establish or further improve their proprietary delivery infrastructure and compete with us. Furthermore, as we look to offer more products and expand our customer base, we may face competition from players in those new sectors.

Security and Safety

We have established parcel security screening protocols to inspect parcels before we accept them for sorting and delivery. We have listed the prohibited items for on-land transportation and by air transportation into three classes, such as flammables and explosives, gunpowder, gasoline, opium and poultry. All senders are required to provide identity information. We require that our pickup team visually inspect all items sent by end customers who we do not have long term relationship with and perform random inspection on items sent by repeat end customers. We also have other measures such as X-ray screening of parcels for safety hazards or prohibited items. The penalty on the responsible personnel for picking up or delivering these prohibited items ranges from RMB500 to RMB100,000 per parcel and they can be required to pay damages that are caused by delivering these prohibited items ranging from RMB10,000 to RMB500,000 per incident.

Workplace safety and transportation safety are important to our business. We have implemented protocols for safety of ground transportation for our fleet and operations of our sorting hubs to ensure transportation and sorting hubs and to minimize accidents. We provide periodic training to our employees to recognize hazards, mitigate risk and avoid injury of themselves and others at work.

Procurement

We have adopted centralized procurement for the selection, bidding and purchase of land use rights, sorting equipment, vehicles and consumables such as waybills, barcode scanners and uniforms. We hold bidding processes where possible to select products with best value. We generally provide better payment terms than industry norm to promote long-term stable relationship with reliable suppliers. We work with manufacturers and research institutions to design and adjust equipment that best fit our needs. Compared with ready-made products available on the market, tailor-made equipment generally has lower procurement and maintenance costs but higher operational efficiency.

We also leverage the scale of our network and assist our network partners to negotiate better procurement terms with their suppliers.

Branding and Marketing

We strive to enhance our brand awareness through higher service quality and other marketing initiatives. We received the award of “Best Express Delivery Service Upgrade in 2016” at the annual conference hosted by China Postal and Express Delivery Press, and were recognized as one of China’s outstanding logistics companies in 2015 at the 13th Annual Conference of Chinese Logistics Entrepreneurs. We were also recognized by the Post Bureau of Shanghai as having made outstanding contributions to the development of the express delivery industry in 2015 and were named by China Central Television as an influential and outstanding enterprise in China in 2013.

We employ a variety of programs and marketing activities to promote our brand and our services. We regularly attend trade expositions, such as the China Beijing International Fair for Trade in Services, and speak at industry forums. We also operate a news feeds channel and leverage various mobile social network applications, such as WeChat, to distribute business updates and corporate news. Our offline marketing activities include traditional media such as billboard and public relations activities. In addition, we require the network partners to apply our logos on personnel uniforms, transportation vehicles and packaging materials in a consistent and unified manner in order to further enhance our brand recognition during interactions with our end customers.

We train and guide our network partners to market their products to our end customers and maintain customer relationships. Our designated team maintains enterprise customers relationships directly through regular dialogue. In general, we and our network partners strive to continuously improve our service qualities to elevate our brand and attract and retain more customers.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased compulsory motor vehicle liability insurance and commercial insurance such as automobile third-party liability insurance, vehicle loss insurance and driver/passenger liability insurance. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance to our employees.

We are in the process of purchasing property insurance to cover our fixed assets. We do not purchase insurance for items delivered by us. Instead, our end customers may pay extra fees to purchase our priority handling services for valuable items and we will compensate those customers based on the value declared in the case of item loss or damage attributable to us. We do not maintain business interruption insurance nor do we maintain product liability insurance or key-man insurance. Our management will evaluate the adequacy of our insurance coverage from time to time and purchase additional insurance policies as needed.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalogue sets forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the latest version of the Catalogue, which came into effect on April 10, 2015, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through our consolidated affiliated entities in China.

Our PRC subsidiaries also operate in certain industries which fall into the encouraged category, such as road transportation and software development. Our subsidiaries Shanghai Zhongtongji Network is registered in accordance with PRC law and mainly engages in software development, technical services and consultation, which are encouraged under the latest version of the Catalogue.

Under PRC law, the establishment of a wholly foreign-owned enterprise is subject to the approval of the Ministry of Commerce or its local counterparts and the wholly foreign-owned enterprise must register with the competent industry and commerce bureau. Shanghai Zhongtongji Network has duly obtained all material approvals required for its business operation.

Foreign Investment in Road Transportation Businesses. According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry, promulgated in January 2014 by the Ministry of Transportation and the Ministry of Commerce, and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the relevant provincial counterparts of the Ministry of Transportation, and the newly established foreign-invested enterprise must obtain a Road Transportation Operation Permit from the relevant provincial counterparts of the Ministry of Transportation after the completion of other foreign investment registration procedures. The incorporation of any direct or indirect subsidiary of a foreign-invested enterprise that intend to engage in road transportation business is subject to the same approval procedure. Based on such regulation, acquisition by foreign investors or PRC entities directly or indirectly owned by foreign investors of road transportation business may also be required to obtain prior approval from the provincial counterparts of the Ministry of Transportation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Regulations Relating to Express Delivery Services

The PRC Postal Law, which took effect in October 2009 with latest amendment in 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Pursuant to the Postal Law, an enterprise that operates and provides express delivery services must run its express delivery business by obtaining an Courier Service Operation Permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services.

Filing with the postal administrative department is required where an express delivery company sets up branches. The requirements for the establishment of a branch of express delivery company are specified in the Administrative Measures for Courier Service Market, or the Courier Market Measures, which was announced by the Ministry of Transportation in 2013. The Courier Market Measures stipulate that where any express delivery company establishes its branches or business departments, it must register with the local industrial and commercial administrations where such branches or business departments are located by submitting its express delivery services operation permit and a list of its branches and, such branches or business departments must, within 20 days after they obtain their relevant business licenses, file with the local postal administrative department. If an express delivery company fails to complete the required registration and/or filing with the relevant governmental authority, it may be imposed a fine ranging from RMB10,000 to RMB50,000, compelled to make corrections, and/or ordered to suspend its business operation for rectification.

Pursuant to the Courier Market Measures and the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transportation on 24 June 2015, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate express delivery services in a certain province should apply to the provincial-level postal bureau, while entities applying for a permit to operate express delivery services across multiple provinces should apply to the State Post Bureau. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB200,000, and/or ordered to suspend its business operation for rectification. If a permit-holder does not operate any express delivery services for over six months without due grounds after obtaining the Courier Service Operation Permit, or suspends its business for more than six months without authorization, the postal administrative departments have the authority to cancel the Courier Service Operation Permit of such holder.

Enterprises engaged in express delivery services other than postal enterprises may not engage in posting and mail delivery business exclusively operated by postal enterprises, and may not deliver any official documents of state organs. The express delivery business must be operated within the permitted scope and valid term of the Courier Service Operation Permit. The Courier Service Operation Permit is valid for 5 years upon its issuance and comes with an annual reporting obligation. The Circular on Implementing the Administrative Measures for the Courier Market and Strengthening the Administration of Courier Service Operations, which was issued by the State Post Bureau in 2013, further clarifies that the postal administrative department must examine whether an entity operates express delivery service within the permitted business scope and geographic scope of its Courier Service Operation Permit, and the geographic examination must be carried out down to the district-level within cities. Failure to conduct express delivery services within the permitted operation scopes would subject the express delivery company to a correction order by the postal administrative department and a fine from RMB5,000 to RMB30,000. Moreover, in accordance with the Regulations on Annual Reporting of Operation Permission of Express Delivery Service Business issued by the State Post Bureau in 2011, an enterprise engaged in express delivery services must complete annual reporting on its operation status for the previous year with the postal administrative authority which issued its Courier Service Operation Permit. Where an express delivery service company fails to submit its annual report to the relevant postal administrative authority in a timely manner or conceals any facts or commits fraud in its annual report, such express delivery service company may be imposed a fine ranging from RMB10,000 to RMB30,000.

In accordance with the Decision of the State Council on Issues concerning Cancelling and Adjusting a Batch of Administrative Examination and Approval Items in February 2015, a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to the application of its business license, and the obtaining of Courier Service Operation Permit is subject to industrial and commercial registration with prior examination.

In accordance with the Courier Market Measures, if any express delivery service is carried out through franchise, both the franchisees and franchisors must obtain the Courier Service Operation Permit and any franchisee must run its franchise business within its licensed scopes; and the franchisees and franchisors must enter into written agreements providing the rights and obligations of both parties and the liabilities of both parties in case of any violation of the legal rights and interests of the users of express delivery services. Any franchisee or franchisor failing to obtain the Courier Service Operation Permit or any franchisee failing to run its franchise business within its licensed scopes would be subject to a correction order by the relevant postal administrative authority and a fine ranging from RMB5,000 to RMB30,000.

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the PRC Postal Law and Measures for the Supervision and Administration of Security of the Postal Industry issued by the Ministry of Transportation in 2011, express delivery companies must examine the postal articles that would be in the presence of customers so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, categories and quantity of the postal articles have been properly written down on delivery form. Any failure to establish or implement such inspection system, or any unlawful acceptance or delivery of prohibited or restricted parcels/articles may result in the suspension of the company’s business operation for rectification until cancellation of its Courier Service Operation Permit.

ZTO Express and 49 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Road Transportation Operation Permit

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in February 2016, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended in April 2016, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles with containers, refrigeration equipment, or tank containers, etc. The Provisions on Administration of Road Freight Transportation and Stations (Sites), or the Road Freight Provisions, set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a Road Transportation Operation Permit from the local county-level road transportation administrative bureau, and each vehicle used for road freight transportation must have a Road Transportation Certificate from the same authority. The incorporation of a subsidiary of road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If it intends to establish a branch, it should file with the local road transportation administrative bureau where the branch is to be established.

Although the Road Transportation Operation Permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make record-filing with the local road transportation administrative bureau where it carries out its business.

ZTO Express and eight of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and 21 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Regulations on Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the PRC Ministry of Transport, which took effect on September 21, 2016, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. In the event more than 10% of the total vehicles of any road transportation enterprise are not in compliance with this regulation in any year, such road transportation enterprise shall suspend its business for rectification and its road transportation license may be revoked.

The operation of our truck fleet is subject to this new regulation. We weigh each cargo truck as they enter and leave our sorting hubs to ensure their compliance with this regulation in terms of cargo weight. If our trucks are not in compliance with this regulation, we may be required to modify such trucks to reduce their length or purchase new ones to replace them. Otherwise, we may be subject to penalties under this regulation if we continue to operate those trucks that exceed the limits set forth in the regulation.

Regulations Relating to International Freight Forwarding Business

Administrative Provisions on International Freight Forwarders promulgated in 1995 and its detailed rules regulate the business of international freight forwarding. According to the provisions and its detailed rules, the minimum amount of registered capital must be RMB5 million for an international freight forwarder by sea, RMB3 million for an international freight forwarder by air and RMB2 million for an international freight forwarder by land or for an entity operating international express delivery services. Additionally, the International Freight Forwarder Approval Certificate must be obtained by company intending to carrying out the international freight forwarding business from the Ministry of Commerce. An international freight forwarder must, when applying for setting up its branches, increase its registered (or the excess amount over its minimum registered capital) by RMB500,000. Under the Tentative Measures on Filing of International Freight Forwarders announced in February 2005, all international freight forwarders and their branches registered with the state industrial and commercial administration must be filed with the Ministry of Commerce or its authorized organs, whereas International Freight Forwarder Approval Certificate is no longer required.

Shanghai Dayu International Logistics Co., Ltd. is engaged in the international freight forwarding business and has filed with competent authority for carrying out such business.

Regulations on Commercial Franchising

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in December 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with Ministry of Commerce or its local counterparts and must report the current status of its franchising contracts in the first quarter of each year after record-filing. Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation agreements, which are deemed franchising contracts under the Regulations and Provisions on Commercial Franchising, with 3,614 network partners as of December 31, 2016, the first of which was signed on January 1, 2014. As of March 31, 2017, we have not made any filings with local counterparts of Ministry of Commerce or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to comply with regulations on commercial franchising may result in penalties to us.”.

Regulations Relating to Personal Information Security and Consumer Protection

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau in March 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals agreeing upon provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users’ information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect in September 2014. The Postal Users Complaints Settling Center handles the complaints from users on the quality of the express delivery services under a regime of mediation. We are subject to the above provisions or measures with regard to the security of personal information and believe that we are currently in compliance with the law in all material aspects.

Regulations Relating to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the service items, charging standards and other related particulars clearly. Business operators may not charge any fees that are not explicitly indicated. Business operators must not commit unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as a service provider and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Leasing

A large part of ZTO’s offices, sorting hubs, pickup and delivery outlets and other facilities are leased properties. Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2009, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law which took effect in October 1999, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the PRC Property Law which took effect in October 2007, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage, but where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Land Use Right and Construction

Certain of our offices, sorting hubs and other facilities, together with the land use rights attached, are obtained or built by us or bought from third parties. Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2004 and the PRC Property Law, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration. We have not obtained land use right to certain pieces of land currently used by us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The title defects with respect to or encumbrances on certain land and buildings may cause interruptions to our business operations.”

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Construction in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2015, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Construction in June 2014, and the Interim Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction in June 2000 with the latest amendment in October 2009, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2016, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, in accordance with the Administrative Regulations on the Environmental Protection Completion Acceptance of Construction Projects promulgated in 2001, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project from the competent department of environmental protection. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Intellectual Property Rights

The PRC government has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law and its implementation rules. Under the Copyright Law, the term of protection for copyrighted software is 50 years. As of December 31, 2016, we had 14 software copyrights.

Patent. The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Trademark. The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2016, we had ten registered trademarks in different applicable trademark categories and had 12 trademark applications in China.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of.cn domain names and Chinese domain names. Domain name registration is handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration. We have registered zto.cn, zto.com.cn, zto.net.cn, zto.com, zto.net and other domain names.

Regulations Relating to Employment

Pursuant to the Labor Law, promulgated by National People’s Congress in January 1995, and the Labor Contract Law, promulgated by Standing Committee of the National People’s Congress in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. As of December 31, 2016, the number of dispatched workers in all of our PRC operating entities was below 10% of the total number of their employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties”.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. We have recorded accruals for the estimated underpaid amounts in our financial statements. However, we have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements as we believe it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.”

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments.

Regulations on Dividend Distribution

Wholly foreign-owned companies in China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At the discretion of the wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75”. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. We have been notified that all beneficial owners of ordinary shares who we know are PRC residents have filed SAFE Circular 37 reports.

On February 13, 2015, SAFE released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015.

Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, issued by SAFE in February 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure of by such individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factor—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly-listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”.

The SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015, require that non-resident enterprises meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself/himself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Accordingly, ZTO Express (Hong Kong) Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from ZTO Express, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Enterprise Income Tax

The principal regulations governing enterprise income tax in China are the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and nonresident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ZTO Express (Cayman) Inc. and our offshore subsidiaries.

Under the EIT Law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise”, meaning that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(a) the primary location of the day-to-day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We do not believe that we meet all of the conditions outlined in the immediately preceding paragraph. We believe that ZTO Express (Cayman) Inc. and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

In the event that ZTO Express (Cayman) Inc. or any of our offshore subsidiaries is considered to be a PRC resident enterprise: ZTO Express (Cayman) Inc. or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that ZTO Express (Cayman) Inc. or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and interest paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. “Risk Factor—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”.

SAT issued Bulletin of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Incomes from Equity Transfers of Non-Resident Enterprises, or SAT Circular 698. Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7. “Risk Factor—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”.

Where the payers fail to withhold any or sufficient tax, the non-PRC residents, as the transferors, are required to declare and pay such taxes to the tax authorities on their own within the statutory time limit. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines ranging from fifty percent to five times the amount of unpaid or underpaid tax and default interest on those taxes.

PRC Value-Added Tax

Pursuant to applicable PRC regulations promulgated by the Ministry of Finance of China and the SAT, any entity or individual conducting business in the service industry is required to pay a valued-added tax, or VAT, at a rate of 6% with respect to revenues derived from the provision of express delivery services or at 11% with respect to revenues derived from the provision of transportation services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. “Risk Factor—Risks Related to Doing Business in China—Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavorable tax consequences to us.”.

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2017:

(1)         Messrs. Meisong Lai, Jianfa Lai, Jilei Wang. Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebin Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of ZTO Express (Cayman) Inc. and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu and Baixi Lan are also directors of our company. Beijing Sequoia Xinyuan Equity Investment Centre (L.P.) and Tianjin Sequoia Juye Equity Investment Centre (L.P.) hold 4.00% and 2.00% of the equity interest in ZTO Express, respectively. The remaining 12.72% equity interest in ZTO Express are held by 32 other shareholders who are also beneficial owners of the shares of ZTO Express (Cayman) Inc. None of these 32 shareholders hold more than 3.00% of the equity interest in ZTO Express.

The following is a summary of the currently effective contractual arrangements by and among Shanghai Zhongtongji Network, our wholly-owned subsidiary, ZTO Express, our consolidated affiliated entity, and the shareholders of ZTO Express.

Agreements that provide us effective control over ZTO Express

Voting Rights Proxy Agreement. On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network’s designated person, as their attorney-in-fact to exercise all shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above is premised on Shanghai Zhongtongji Network’s designated person being a PRC citizen and Shanghai Zhongtongji Network’s consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replaced designated person as their new attorney-in-fact under their power of attorney. Otherwise, the authorization and appointment by the shareholders of ZTO Express’s shall not be revoked.

Equity Pledge Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an equity pledge agreement. Pursuant to the equity pledge agreement, each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express’s performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement. If ZTO Express or its shareholders breach their contractual obligations under these agreements, Shanghai Zhongtongji Network, as pledgee, will have the right to dispose of the pledged equity interests in ZTO Express and priority in receiving the proceeds from such disposal. The shareholders of ZTO Express also agreed that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, Shanghai Zhongtongji Network has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges became effective in September 2015, which is when the pledge of equity interests contemplated in the equity pledge agreement were registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law, and will remain effective until ZTO Express and its shareholders completed all their obligations under the contractual arrangements or discharge all their obligations under the contractual arrangements.

Exclusive Call Option Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an exclusive call option agreement. Pursuant to the exclusive call option agreement, each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in ZTO Express. The purchase price shall be the lower of (i) the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or (ii) the lowest price permitted by applicable PRC law. In addition, ZTO Express granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of ZTO Express’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Shanghai Zhongtongji Network, the shareholders of ZTO Express may not increase or decrease the registered capital, dispose of its material assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, amend its articles of association or provide any loans to any third parties, and shall guarantee the continuance of ZTO Express. The exclusive call option agreement will remain effective until all equity interests in ZTO Express held by its shareholders and all assets of ZTO Express are transferred or assigned to Shanghai Zhongtongji Network or its designated representatives.

Irrevocable Powers of Attorney. Pursuant to the powers of attorney dated August 18, 2015, the shareholders of ZTO Express each irrevocably appointed Shanghai Zhongtongji Network’s designated person, Meisong Lai, as the attorney-in-fact to exercise all of such shareholder’s voting and related rights with respect to such shareholder’s equity interests in ZTO Express, including but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive purchase option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. Each power of attorney will remain in force until the voting rights proxy agreement expires or is terminated.

Spousal Consents. Each of the spouses of six key shareholders of ZTO Express, namely Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, signed a spousal consent letter. These six key shareholders collectively hold 73.8% equity interest in ZTO Express. Under the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements. Each signing spouse committed not to impose any adverse assertions upon the validity and existence of such contractual arrangement based on the existence or termination of the marital relationship with the relevant VIE shareholder, or exert any impediment or adverse influence over the relevant VIE shareholder’s performance of any contractual arrangement.

Agreement that allows us to receive economic benefits from ZTO Express

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Shanghai Zhongtongji Network and ZTO Express, dated August 18, 2015, Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and consulting services required by ZTO Express’s business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount that is agreed by Shanghai Zhongtongji Network and ZTO Express after the end of each calendar year. This agreement will remain effective for an unlimited term, unless Shanghai Zhongtongji Network and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. ZTO Express is not permitted to unilaterally terminate the agreement in any event unless required by applicable law.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

•                  the ownership structures of ZTO Express and Shanghai Zhongtongji Network will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Shanghai Zhongtongji Network, ZTO Express and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for operating our express delivery business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.                                    Property, Plant and Equipment

As of December 31, 2016, we owned office buildings in China with an aggregate gross floor area of approximately 60,400 square meters, including approximately 13,700 square meters for our headquarters in Shanghai, and leased an office building in Beijing with an aggregate gross floor area of approximately 6,000 square meters. The lease in Beijing will expire in 2032.

In addition, as of December 31, 2016, 24 of the sorting hubs operated by us have obtained the land use rights from the state with respect to an aggregate gross land area of approximately 1,165,334 square meters, and the remaining 45 of the sorting hubs operated by us leased an aggregate gross land area of approximately 879,966 square meters. The terms of such leases range from one to 15 years.

The areas of self-owned properties and leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as is basis.

We plan to acquire or establish new sorting hubs and expand existing ones. As of December 31, 2016, we have acquired or are in the process of acquiring land use rights in 42 locations with an aggregate land area of approximately 2.4 million square meters to build new sorting hubs. We believe that we will be able to obtain adequate facilities through acquisition or lease to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

General Factors Affecting Our Results of Operations

Demand from China’s e-commerce industry for express delivery services

We have benefited from the rapid growth of China’s e-commerce industry and its demand for more express delivery services, and our business and growth depend on and contribute to the viability and prospects of the e-commerce industry in China. We anticipate that the demand for express delivery services will continue to grow.

Market conditions and our market position

The market conditions, competitive landscape and our market position in the express delivery industry will affect the pricing of our services and in turn, our revenue and operating income.

Operating leverage of our network partner model

Our business model is highly scalable and flexible. It enables us to expand our business operation efficiently by leveraging the resources and operating capabilities of our network partners with minimum capital requirements and operating expenditures. In addition, we can dynamically adjust our network capacity to cope with peak demand and respond to seasonal demand. For instance, we have the ability to allocate sorting capacity among adjacent sorting hubs and our network partners have flexibility to add temporary workers. The scalability of our business model has helped us expand geographic coverage and capture incremental growth in parcel volume, as well as improve operating margin.

Our continued investment in infrastructure, technology and people

We invest in our sorting hubs and line-haul fleets, as well as technology infrastructure and people, particularly talent in overall management, business operation and information technology. We expect our continued investments to further improve our parcel handling capacity, increase market penetration, and enhance customer services and operational efficiency.

Our ability to broaden service offerings and diversify customer base

Our results of operations are also affected by our ability to invest in new service offerings and expand and further penetrate our customer base. We expect our new investments will include exploring new service offerings to capture existing and new market growth opportunities, including cross-border e-commerce, less-than-truckload logistics and backhaul trucking logistics of agricultural products. We also plan to expand our customer base across different segments and industries.

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

	Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	3,778,514	96.8	5,913,289	97.2	9,369,693	1,349,517	95.7
Sale of accessories	125,058	3.2	173,166	2.8	419,075	60,359	4.3
Total revenues	3,903,572	100.0	6,086,455	100.0	9,788,768	1,409,876	100.0

We derive substantially all of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners network transit fee for each parcel that is processed through our network. Such fees represented 94.1%, 94.9% and 93.2% of our total express delivery services revenues in 2014, 2015 and 2016, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our direct express delivery services accounted for 5.9%, 5.1% and 6.8% of our total express delivery services revenues in 2014, 2015 and 2016, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 279 million in 2011 to 4,498 million in 2016.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors including market conditions and competitions as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The delivery service fees we charge the enterprise customers are also based on parcel weight and route.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain cost factors including the network transit fees we charge them and other factors including market conditions and competitions as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fee based on market conditions and operating costs.

We recognize revenues from express delivery services provided to our network partners when a parcel is delivered from our sorting hub to the delivery outlet. Revenues from express delivery services performed for our enterprise customers are recognized when the parcel has been delivered to the end recipient. Our revenues do not include the last-mile delivery fee, as the pickup outlet is obligated to pay this fee to the delivery outlet directly.

Cost of Revenues

In addition to the level of network transit fee we charge our network partners, our profitability also depends on our ability to control our costs as we expand. Our cost of revenues mainly consists of (i) line-haul transportation cost, (ii) sorting hub cost, (iii) cost of accessories sold, and (iv) other costs. The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Line-haul transportation cost	1,627,767	41.7	2,317,636	38.1	3,716,979	535,356	38.0
Sorting hub cost	675,711	17.3	1,179,894	19.4	1,931,243	278,157	19.7
Cost of accessories sold	100,152	2.6	133,222	2.2	283,377	40,815	2.9
Other costs	366,900	9.4	367,985	6.0	414,300	59,672	4.2
Total cost of revenues	2,770,530	71.0	3,998,737	65.7	6,345,899	914,000	64.8

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by our self-owned fleet, (iii) employee compensation and other benefits for drivers of our self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance of our self-owned fleet. Total line-haul transportation cost accounted for 41.7%, 38.1% and 38.0% of our revenues in 2014, 2015 and 2016, respectively. The decrease in line-haul transportation cost as a percentage of revenues was mainly due to the increased use of self-owned cost-efficient high capacity trucks, which offset the impact from increased fuel prices and depreciation costs, as well as higher outsourced transportation costs during peak season.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 17.3%, 19.4% and 19.7% of our revenues in 2014, 2015 and 2016, respectively. The increase in sorting hub cost as a percentage of revenues was mainly due to expansions in our self-operated sorting hubs and the associated increase in labor cost, depreciation of property and equipment, and amortization of land use rights.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.6%, 2.2% and 2.9% of our revenues in 2014, 2015 and 2016, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 80.1%, 76.9% and 67.6% in 2014, 2015 and 2016, respectively. The decrease was mainly due to the increase in sale of thermal paper as a result of the increased use of digital waybills.

Other costs, which mainly include (i) paper waybill material cost, (ii) information technology related cost, (iii) dispatching costs paid to network partners associated with serving enterprise customers, and (iv) business tax surcharges, accounted for 9.4%, 6.0% and 4.2% of our revenues in 2014, 2015 and 2016, respectively. The decrease in other costs as a percentage of revenues was mainly due to the reduced use of paper waybills, which are replaced by digital ones.

In order to maintain competitive pricing and enhance our profit margins, we must continually control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high capacity line-haul trucks to our self-owned fleet, and labor costs can be contained through the deployment of more automated equipment at our sorting hubs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, (iii) advertising and marketing costs, and (iv) legal, finance, and other corporate overhead costs, accounted for 13.6%, 9.7% and 7.2% of our revenues in 2014, 2015 and 2016, respectively. Our selling, general and administrative expenses also included (i) a payment of RMB212.5 million in 2014 to compensate certain shareholders for their undertaking to cease their pre-existing business, which accounted for 5.4% of our revenues in 2014, and (ii) share-based compensation expenses of nil, RMB116.8 million and RMB122.5 million in 2014, 2015 and 2016, which accounted for nil, 1.9% and 1.3% of our revenues in the same periods. The increase in the absolute amount of our selling, general and administrative expenses was mainly due to our business acquisitions and organic business growth. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities, grant of share incentives, and our becoming a listed company. Our selling, general and administrative expenses as a percentage of our revenues decreased from 2014 to 2016 mainly due to the effect of the economies of scale.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues	3,903,572	100.0	6,086,455	100.0	9,788,768	1,409,876	100.0
Cost of revenues	(2,770,530)	(71.0)	(3,998,737)	(65.7)	(6,345,899)	(914,000)	(64.8)
Gross profit	1,133,042	29.0	2,087,718	34.3	3,442,869	495,876	35.2
Operating income (expenses)(1)
Selling, general and administrative	(534,537)	(13.6)	(591,738)	(9.7)	(705,995)	(101,684)	(7.2)
Other operating income, net	1,796	0.0	33,249	0.5	32,104	4,624	0.3
Total operating expenses	(532,741)	(13.6)	(558,489)	(9.2)	(673,891)	(97,060)	(6.9)
Income from operations	600,301	15.4	1,529,229	25.1	2,768,978	398,816	28.3
Other income (expenses)
Interest income	3,408	0.1	15,091	0.2	44,791	6,451	0.5
Interest expense	(798)	(0.0)	(16,392)	(0.3)	(12,986)	(1,870)	(0.1)
Gain on deemed disposal of equity method investments	—	—	224,148	3.8	9,551	1,376	0.1
Foreign currency exchange gain, before tax	—	—	—	—	9,977	1,437	0.1
Income before income tax, and share of profit (loss) in equity method investments	602,911	15.5	1,752,076	28.8	2,820,311	406,210	28.9
Income tax expense	(202,486)	(5.2)	(419,999)	(6.9)	(731,987)	(105,428)	(7.5)
Share of profit (loss) in equity method investments, net of tax of nil	5,578	0.1	(459)	0.0	(36,721)	(5,289)	(0.4)
Net Income	406,003	10.4	1,331,618	21.9	2,051,603	295,493	21.0
Net loss attributable to noncontrolling interests	423	0.0	137	0.0	2,252	324	0.0
Net income attributable to ZTO Express (Cayman) Inc.	406,426	10.4	1,331,755	21.9	2,053,855	295,817	21.0

(1)   Our operating income (expenses) in 2015 and 2016 includes RMB116.8 million and RMB122.5 million (US$17.6 million), respectively, of share-based compensation expenses, accounting for 1.9% and 1.3% of our total revenues in the same periods, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our revenues increased by 60.8% to RMB9.8 billion (US$1.4 billion) in 2016 from RMB6.1 billion in 2015. The increase was mainly driven by growth in parcel volume to 4,498 million in 2016 from 2,946 million in 2015 as a result of growth in China’s e-commerce market and an increase in our market share. The businesses we acquired on October 31, 2015 and January 1, 2016 jointly contributed RMB1.9 billion (US$272.1 million), or 19.3%, of our revenues in 2016, as compared to a contribution of RMB291.7 million, or 4.8%, of our revenues in 2015 by the businesses we acquired on October 31, 2015.

Cost of Revenues

Our total cost of revenues increased by 58.7% to RMB6.3 billion (US$0.9 billion) in 2016 from RMB4.0 billion in 2015. This increase primarily resulted from increases in our line-haul transportation cost by RMB1.4 billion (US$201.5 million), sorting hub operating cost by RMB751.3 million (US$108.2 million) and cost of accessories by RMB150.2 million (US$21.6 million), partially offset by a decrease in waybill material cost by RMB51.0 million (US$7.3 million) as our end customers reduced the use of paper waybills, which are replaced by digital ones. RMB1.5 billion (US$222.7 million) of our cost of revenues in 2016 were attributable to the businesses we acquired on October 31, 2015 and January 1, 2016, whereas RMB230.0 million of our cost of revenues in 2015 were attributable to the businesses we acquired on October 31, 2015.

Line-haul transportation cost. Our line-haul transportation cost increased by 60.4% to RMB3.7 billion (US$535.4 million) in 2016 from RMB2.3 billion in 2015. The increase was mainly driven by the increase in our parcel volume and primarily attributable to increased costs of RMB549.1 million (US$79.1 million) in outsourced transportation service, and increased costs of RMB732.3 million (US$105.5 million) incurred by our self-owned fleet, which includes truck fuel, tolls, drivers’ compensation, and depreciation and maintenance expenses.

Sorting hub cost. Our sorting hub cost increased by 63.7% to RMB1.9 billion (US$278.2 million) in 2016 from RMB1.2 billion in 2015 mainly due to (i) increased labor cost of RMB671.7 million (US$96.7 million) arising from headcount addition and wage increase, (ii) an increase of RMB36.3 million (US$5.2 million) in depreciation and amortization expenses, and (iii) an increase of RMB37.5 million (US$5.4 million) in rental cost and related utilities cost.

Cost of accessories sold. Our cost of accessories sold increased by 112.7% to RMB283.4 million (US$40.8 million) in 2016 from RMB133.2 million in 2015. The increase was in line with growth in our revenue from the sale of accessories to our network partners, which includes the sale of thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging material and uniforms.

Other costs. Other costs increased by 12.6% to RMB414.3 million (US$59.7 million) in 2016 from RMB368.0 million in 2015, primarily due to an increase in costs associated with serving the enterprise customers, as well as an increase in related parcel volume.

Gross Profit

Our gross profit increased by 64.9% to RMB3.4 billion (US$495.9 million) in 2016 from RMB2.1 billion in 2015. Our organic growth contributed the majority of increase in our gross profit, while the businesses we acquired on October 31, 2015 and January 1, 2016, in the aggregate, contributed RMB342.8 million (US$49.4 million) to the increase in our gross profit in 2016. Our gross profit margin increased to 35.2% in 2016 from 34.3% in 2015, as our revenue growth outpaced the increase in cost of revenue. The increase in our gross profit margin was also attributable to our efforts to effectively control our line-haul transportation costs through the purchase and use of more cost efficient, high capacity line-haul trucks, as well as installing more automation equipment in sorting hubs.

Operating Expenses

Our total operating expenses increased by 20.7% to RMB673.9 million (US$97.1 million) in 2016 from RMB558.5 million in 2015.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 19.3% to RMB706.0 million (US$101.7 million) in 2016 from RMB591.7 million in 2015. Selling, general and administrative expenses in 2016 included RMB122.5 million (US$17.6 million) in share-based compensation expenses, as compared to RMB116.8 million in 2015. Excluding the effect of this factor, our selling, general and administrative expense increased by 22.9% to RMB583.5 million (US$84.0 million) in 2016 from RMB474.9 million in 2015, primarily due to (i) an increase of RMB12.6 million (US$1.8 million) in wages and welfare expenses, (ii) RMB35.4 million (US$5.1 million) in IPO-related costs including professional service fees, advertising and roadshow costs, (iii) an increase of RMB7.6 million (US$1.1 million) in rental expenses, and (iv) an increase of RMB32.2 million (US$4.6 million) in sundry office, utilities and communication charges.

Other operating income, net. We had a net other operating income of RMB32.1 million (US$4.6 million) in 2016, compared to RMB33.2 million in 2015, which mainly included government subsidies.

Other Income and Expenses

Interest income. Our interest income increased to RMB44.8 million (US$6.5 million) in 2016 from RMB15.1 million in 2015, primarily due to the increase in cash and cash equivalents after our initial public offering in October 2016.

Interest expense. Our interest expense increased to RMB13.0 million (US$1.9 million) in 2016 from RMB16.4 million in 2015, primarily due to the reduced average interest rate on short-term borrowings.

Gain on deemed disposal of equity method investments. We acquired the operating assets of nine network partners in which we already had existing equity interest in October 2015. In connection with the acquisition, our existing equity interest in those network partners was re-measured to an aggregate fair value of RMB431.0 million, with the excess over the carrying amount of our investments in these companies being recognized as gain on deemed disposal of equity method investments amounting to RMB224.1 million. In January 2016, we acquired the remaining equity interest in a network partner in Suzhou. In connection with this acquisition, our existing equity interest in that network partner was re-measured to an aggregate fair value of RMB91.1 million (US$13.1 million), and the excess over the carrying amount of our investments in this network partner is recognized as a gain on deemed disposal of equity method investments of RMB9.6 million (US$1.4 million).

Foreign currency exchange gain, before tax. Our foreign currency exchange gain, before tax was RMB10.0 million (US$1.4 million), which was mainly due to the appreciation of U.S. dollar against Renminbi.

Income Tax Expense

Our income tax expense was RMB732.0 million (US$105.4 million) in 2016, representing an increase of 74.3% as compared to RMB420.0 million in 2015 due to the increase in our taxable income. Our effective tax rate in 2016 was 26.0%, compared to 24.0% in 2015. The 2.0% increase in effective tax rate was attributable to an increase of approximately 3.1% due to a decrease in non-taxable income, which mainly included deemed disposal gain, and an increase of approximately 0.6% due to different tax rate of subsidiary operation in other jurisdiction, offset by a decrease of approximately 1.7% due to a decrease in non-deductible expenses which mainly comprised of share-based compensation expense.

Net Income

As a result of the foregoing, our net income increased significantly to RMB2.1 billion (US$295.5 million) in 2016 from RMB1.3 billion in 2015. The businesses we acquired in October 2015 and January 2016, in the aggregate, contributed RMB122.6 million (US$17.7 million), or 6.0%, to our net income in 2016. Our net margin slightly decreased to 21.0% in 2016 from 21.9% in 2015. The decrease in our net margin from 2015 to 2016 was mainly attributable to the deemed disposal gain of RMB224.1 million, which was recognized in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Our revenues increased by 55.9% from RMB3.9 billion in 2014 to RMB6.1 billion in 2015. The increase was mainly driven by growth in parcel volume from 1,816 million in 2014 to 2,946 million in 2015 as a result of growth in China’s e-commerce market and an increase in our market share. The businesses we acquired on October 31, 2015 contributed RMB291.7 million, or 4.8%, of our revenues in 2015.

Cost of Revenues

Our total cost of revenues increased by 44.3% from RMB2.8 billion in 2014 to RMB4.0 billion in 2015. This increase primarily resulted from increases in our line-haul transportation cost by RMB689.9 million, sorting hub operating cost by RMB504.2 million and other cost, partially offset by a decrease in waybill material cost by RMB49.9 million as our end customers reduced the use of paper waybills, which are replaced by digital ones. RMB230.0 million of our cost of revenues in 2015 was attributable to the businesses we acquired on October 31, 2015.

Line-haul transportation cost. Our line-haul transportation cost increased by 42.4% from RMB1.6 billion in 2014 to RMB2.3 billion in 2015. The increase was mainly driven by the increase in our parcel volume and primarily attributable to increased costs of RMB268.1 million in outsourced transportation service, and increased costs of RMB363.9 million incurred by our self-owned fleet, which includes truck fuel, tolls, drivers’ compensation, and depreciation and maintenance expenses.

Sorting hub cost. Our sorting hub cost increased by 74.6% from RMB675.7 million in 2014 to RMB1.2 billion in 2015 mainly due to increased labor cost of RMB398.3 million arising from headcount addition and wage increase. Rental expenses of sorting hubs and depreciation expenses of property and equipment also contributed to the increase with an aggregate amount of RMB92.3 million.

Cost of accessories sold. Our cost of accessories sold increased by 32.9% from RMB100.2 million in 2014 to RMB133.2 million in 2015 in line with our revenue growth.

Other costs. Other costs remained stable from RMB366.9 million in 2014 to RMB368.0 million in 2015 in spite of our revenue growth. This is mainly due to increased usage of digital waybills which replaces paper waybills and reduces waybill material costs.

Gross Profit

Our gross profit increased by 84.3% from RMB1.1 billion in 2014 to RMB2.1 billion in 2015. Our organic growth contributed RMB893.0 million to the increase in our gross profit while the businesses we acquired on October 31, 2015, in the aggregate, contributed RMB61.7 million to the increase in our gross profit in 2015. Our gross profit margin increased from 29.0% in 2014 to 34.3% in 2015, as our revenue growth outpaced the increase in cost of revenue. The increase in our gross profit margin was also attributable to our efforts to effectively control our line-haul transportation costs through effective route planning and the purchase and use of more cost efficient, high capacity line-haul trucks, improved truck utilization through increased back-haul transportation as well as increased usage of digital waybills.

Operating Expenses

Our total operating expenses increased by 4.8% from RMB532.7 million in 2014 to RMB558.5 million in 2015.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 10.7% from RMB534.5 million in 2014 to RMB591.7 million in 2015. Our selling, general and administrative expenses in 2014 included a payment of RMB212.5 million to certain shareholders to compensate them for their undertaking to cease their pre-existing business in competition with ours. Selling, general and administrative expenses in 2015 included RMB116.8 million in share-based compensation expenses, as compared to nil in 2014. Excluding the effect of these two factors, our selling, general and administrative expense increased by 47.5% from RMB322.0 million in 2014 to RMB474.9 million in 2015, primarily due to increases in general and administrative employee compensation by RMB97.4 million, depreciation and amortization by RMB11.5 million and professional service fees by RMB9.5 million.

Other operating income, net. We had a net other operating income of RMB33.2 million in 2015, compared to RMB1.8 million in 2014. The increase was mainly due to the increase in government subsidies.

Other Income and Expenses

Interest income. Our interest income increased from RMB3.4 million in 2014 to RMB15.1 million in 2015, primarily due to increased interest income from bank deposits.

Interest expense. Our interest expense increased from RMB0.8 million in 2014 to RMB16.4 million in 2015, primarily due to interest payments for RMB300 million of bank loans with a bank starting from December 2014.

Gain on deemed disposal of equity method investments. We acquired the operating assets of nine network partners in which we already had existing equity interest in October 2015. In connection with the acquisition, our existing equity interest in those network partners was re-measured to an aggregate fair value of RMB431.0 million, with the excess over the carrying amount of our investments in these companies being recognized as gain on deemed disposal of equity method investments amounting to RMB224.1 million.

Income Tax Expense

Our income tax expense was RMB420.0 million in 2015, representing an increase of 107.4% as compared to RMB202.5 million in 2014 due to the increase in our taxable income. Our income tax expense included RMB5.2 million of income tax expense attributable to the business we acquired on October 31, 2015. Our effective tax rate in 2015 decreased to 24.0% compared with 33.6% in 2014. Of the 9.6% decrease in effective tax rate, approximately 6.7% was due to a decrease in non-deductible expenses and approximately 3.2% was due to an increase in non-taxable income in 2015.

Net Income

As a result of the foregoing, our net income increased significantly from RMB406.0 million in 2014 to RMB1.3 billion in 2015. The businesses we acquired in 2015 contributed RMB15.6 million, or 1.2%, to our net income in 2015. Our net margin increased from 10.4% in 2014 to 21.9% in 2015. The increase in our net margin from 2014 to 2015 was partly attributable to a payment of RMB212.5 million in 2014 to certain shareholders to compensate them for their undertaking to cease their pre-existing competitive business.

Business Combination

To consolidate and optimize our delivery capacity in key geographic areas within China, in 2014 and 2015, we acquired substantially all of the assets from eight and 16 network partners, respectively. The assets acquired constituted substantially all of the operating assets of such network partners, including sorting hubs, vehicles and miscellaneous fixture, the book value of which approximates fair value. We acquired 60% equity interest in a network partner in January 2014, which was accounted for as equity method investment. In January 2016, we acquired the remaining minority equity interest in this network partner. We accounted for such acquisitions as business combinations.

Total consideration for the 2014 acquisitions consisted of cash of RMB64.5 million and 202,800,000 ordinary shares of ZTO Express at a determined per share fair value of RMB11.73. Total consideration for the 2015 acquisitions consisted of cash of RMB57.7 million and 26,336,657 ordinary shares of ZTO Express at a determined per share fair value of RMB48.64. Total consideration for the 2016 acquisition consisted of cash of RMB30.7 million and 600,000 ordinary shares of our company at a determined per share fair value of RMB50.11. The excess of the total cash and share-based consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible.

According to the provisions of ASC 805, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree must be recognized and measured at fair value as of the acquisition date. We engaged a third party valuation firm to assist us with the valuation of ordinary shares as well as property, plant and equipment and intangible assets. The discounted cash flow method was used to determine the fair value of equity interests, and the value of ordinary shares was derived using an option-pricing model.

We recognized goodwill as a result of these acquisitions. The most significant intangible assets are customer service capability and presence in geographic locations or markets, which are not separately recognized from goodwill, neither of which were qualified as amortizable intangible assets.

Taxation

We generate the majority of our operating income from our PRC operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

The Cayman Islands and the British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to 16.5% Hong Kong profit tax on its income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law, or EIT Law, our PRC subsidiaries and consolidated affiliated entities are subject to enterprise income tax at a statutory rate of 25%. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to value added tax, or VAT, at a rate of 6% to 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each fiscal period and our reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured while we serve as the franchisor in the ZTO network, we have not collected any franchisee fees from our network partners. We consider the pickup outlets operated by our network partners to be our customers in our revenue arrangements. The principle source of our revenue consisted of network transit fees derived from sorting and line haul transportation services provided to the pickup outlets operated by our network partners. The network transit fees we charge the pickup outlets consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and long-haul transportation based on the parcel weight and route. Revenue is recognized when the parcels are delivered from our sorting hubs to the delivery outlets operated by our network partners, assuming all other revenue recognition criteria have been met. A small portion of our delivery services are performed for our enterprise customers, and is recognized when parcels are delivered to recipients.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of our holding company, our subsidiaries, and our variable interest entity. All intercompany transactions and balances have been eliminated on consolidation.

We evaluate the need to consolidate certain variable interest entities by determining if we are their primary beneficiary. In determining whether we are the primary beneficiary, we consider if we (1) have authority to direct the activities that most significantly affect the economic performance of the variable interest entity, and (2) the obligation to absorb losses of the variable interest entity that could potentially be significant to the variable interest entity or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. We consolidate the variable interest entity if we are deemed its primary beneficiary.

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide domestic mail delivery services in PRC. We are deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by us are ineligible to engage in provisions of domestic mail delivery services. Therefore, we conduct our operations through our VIE, ZTO Express. To provide the effective control over ZTO Express and receive substantially all of the economic benefits of ZTO Express, Shanghai Zhongtongji Network, our wholly-owned subsidiary, entered into a series of contractual arrangements with ZTO Express and its shareholders. These contractual agreements include a shareholders’ voting rights proxy agreement, an exclusive call option agreement, an equity pledge agreement, irrevocable powers of attorney, an exclusive consulting and services agreement and spousal consent letters. As a result of these contractual arrangements, the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network the power to exercise all voting rights to which they were entitled. In addition, Shanghai Zhongtongji Network has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Zhongtongji Network is entitled to receive service fees for certain services to be provided to ZTO Express. We conclude that ZTO Express is our variable interest entity, of which we are the primary beneficiary. As such, we consolidated the financial results of ZTO Express in our consolidated financial statements.

Tonglu Tongze, together with its subsidiaries, was formed in 2013 and majority owned by our employees. We have participated significantly in the design of Tonglu Tongze during its formation and we have the ability to determine which of our employees can become shareholders of Tonglu Tongze. Historically, our employees served as management of Tonglu Tongze without any compensation paid by Tonglu Tongze. In 2015 we extended a loan to Tonglu Tongze amounting to RMB15 million which was repaid in 2016. We have determined that Tonglu Tongze is a variable interest entity as its equity investors do not have the power, through voting rights or similar rights, to direct the activities of Tonglu Tongze that most significantly impact the entity’s economic performance and we held variable interests in Tonglu Tongze in the form of a waiver in management fees and loan receivable. After considering the terms, characteristics, size of the economic interests and our involvement in Tonglu Tongze, we have concluded that we are not the primary beneficiary of Tonglu Tongze as we do not have an exposure to the economics of Tonglu Tongze that is more than insignificant.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the deferred tax assets resulted from the tax loss carried forward in the future periods.

The actual benefits that are ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2014, 2015 and 2016, we did not have any significant unrecognized uncertain tax positions.

Fair Value of Our Ordinary Shares

Prior to our initial public offering in October 2016, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•                  determining the fair value of our ordinary shares issued for business acquisitions at the date when control of the business acquired was obtained;

•                  determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Equity Value	Fair Value per Share	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)	(RMB)
January 1, 2014	7,038,549	11.73	19%	18%	Retrospective	Fair value of ordinary shares issued as the consideration of acquisitions;
November 6, 2014	10,000,000	16.67	14%	17%	Retrospective	Repurchase of ordinary shares;
February 6, 2015	13,992,175	23.18	12%	16%	Retrospective	Issuance of Share Unit Awards;
March 31, 2015	13,992,175	23.18	12%	16%	Retrospective	Subsequent measurement of Share Unit Awards;
June 30, 2015	20,433,038	34.07	11%	16%	Retrospective	Subsequent measurement of Share Unit Awards;
September 30, 2015	30,703,596	48.40	11%	15%	Retrospective	Subsequent measurement of Share Unit Awards;
October 31, 2015	30,855,845	48.64	11%	15%	Contemporaneous	Issuance of ordinary shares as the consideration of acquisitions;
December 31, 2015	32,767,260	50.11	11%	15%	Contemporaneous	Subsequent measurement of Share Unit Awards;
March 31, 2016	39,749,047	61.02	10%	14%	Contemporaneous	Subsequent measurement of Share Unit Awards;
June 20, 2016	44,112,144	67.37	9%	13.5%	Contemporaneous	Fair value of options granted in connection with share based compensation;
June 28, 2016	44,112,144	67.37	9%	13.5%	Contemporaneous	Fair value of ordinary shares issued in connection with share based compensation;

Our share unit awards were all converted into interest of our employee share holding platform on June 28, 2016, and the fair value of the underlying ordinary shares on other dates of valuation is calculated on a fully diluted basis as if the share unit awards were converted.

Equity value refers to the indicative value of all equity interests in us, including the value of our issued and outstanding ordinary shares, non-contingent ordinary shares relating to the 2015 acquisitions and series A convertible redeemable preferred shares. We adopted the income approach, in particular, the discounted cash flow method, to analyze the indicative value of all equity interests in us.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the air freight and logistics industry and (ii) their shares are publicly traded in developed capital markets, including the United States, the United Kingdom, Europe and Japan.

Discount for lack of marketability (DLOM). DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an IPO) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimate the volatility of our shares to range from 24.3% to 32.7% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

After our initial public offering, the closing market price of the underlying shares on the grant date is applied when determining the fair value of ordinary shares.

Fair Value of Share Unit Awards

In February 2015, we granted a total of 584,000 redeemable and contingently convertible share units to certain key employees. These awards are classified as liabilities and measured at fair value at the date of the grant and subsequently re-measured at fair value at the end of each reporting period through settlement. Changes in the fair value of the liabilities incurred for these awards are recognized as share based compensation expense. On June 28, 2016, we converted those redeemable and contingently convertible share units into 17,520,000 shares of limited partner interests in the limited partnerships that are shareholders of Zto Es Holding Limited, or ZTO ES, the holding vehicle of our onshore employee share holding platform. Holders of those shares of limited partner interests are entitled to indirect economic interest in 3,504,000 Class A ordinary shares of the company. The fair value of the limited partner interests at the modification date was based on the fair value of the underlying ordinary shares.

The following table sets forth information regarding the redeemable share unit with conversion option contingent on IPO granted to eligible employees:

Grant or Re-measure dates	Number of Share Unit Awards	Conversion Ratio	Fair Value per Share Unit	Fair Value of the Share Unit Awards
			(RMB)	(RMB thousands)
February 6, 2015	584,000	1:6	147.10	85,906
March 31, 2015	584,000	1:6	146.47	85,536
June 30, 2015	584,000	1:6	204.56	119,463
September 30, 2015	584,000	1:6	290.42	169,604
October 31, 2015	584,000	1:6	290.42	169,605
December 31, 2015	584,000	1:6	300.00	175,200
March 31, 2016	584,000	1:6	366.15	213,834

Our share based compensation expense is measured based on the fair value of the share unit awards as calculated under the binomial option pricing model. Management is responsible for determining the fair value of share unit awards granted to employees.

The key assumptions used to determine the fair value of the share unit awards at the grant date and the re-measure dates were as follows. Changes in these assumptions could significantly affect the fair value of share unit awards and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	February 6, 2015	March 31, 2015	June 30, 2015	September 30, 2015	October 31, 2015	December 31, 2015	March 31, 2016
Expected volatility (1)	25.1%	24.3%	25.3%	27.5%	28.3%	29.0%	32.0%
Risk-free interest rate (per annum)(2)	1.50%	1.38%	1.35%	1.30%	1.30%	1.51%	1.39%
Risky interest rate (per annum)(3)	6.00%	5.75%	5.25%	5.00%	4.75%	4.75%	4.35%
Expected dividend yield(4)	—	—	—	—	—	—	—
Expected term (in years)(5)	1.9	1.8	1.5	1.3	1.2	1.0	0.8
Fair value of underlying ordinary shares(6)	23.18	23.18	34.07	48.40	48.64	50.11	61.02

(1)              We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)              We estimate risk-free interest rate based on the yield to maturity of relevant government bonds with a maturity similar to the expected expiry of the term.

(3)              We estimate risky interest rate based on the Renminbi-denominated borrowing cost of the company with the term corresponding to the expected time interval.

(4)              We do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(5)              Expected term is the time interval between grant date or re-measure date and expected date of initial public offering.

(6)              The fair value of underlying ordinary share is derived from the previous section.

The assumptions used in fair value recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, the fair value could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Fair Value of Options

We adopted the 2016 Plan in order to provide appropriate incentives to the relevant directors, executive officers and other employees of the company and its affiliates, pursuant to which the maximum number of shares of the company available for issuance pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing from January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares; or (iii) such number of shares as may be determined by our board of directors.

On June 20, 2016, we granted options to purchase 300,000 ordinary shares to certain executive officers of our company at an exercise price of US$9.97 per share under the 2016 Plan. The options expire in 10 years from the date of grant and vest ratably at each grant date anniversary over a requisite service period of five years.

Our share based compensation expense is measured based on the fair value of options as calculated under the binomial option pricing model. Management is responsible for determining the fair value of options granted to employees.

The key assumptions used to determine the fair value of options at the grant date as follows. Changes in these assumptions could significantly affect the fair value of options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	June 20, 2016
Risk-free interest rate(1)	2.54%
Contract life(2)	9.7
Expected volatility range(3)	31.25%
Expected dividend yield(4)	3.14%
Exercise multiple(5)	2.8	x
Fair value of underlying ordinary shares on the date of option grants (RMB)(6)	67.37

(1)              We estimate risk-free interest rate based on the yield to maturity of relevant government bonds with a maturity similar to the expected expiry of the term.

(2)              Contract life is the time interval between grant date and date of expiring.

(3)              We estimate expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the contract life.

(4)              The dividend yield is estimated with reference to the average dividend yield of the comparable companies.

(5)              The exercise multiple is adopted based on the academic studies, as we are currently a private company and there is not adequate historical exercise behavior for reference.

(6)              The fair value of underlying ordinary share is derived from the previous section.

The assumptions used in fair value recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, the fair value could be materially different for any period. Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Fair Value Determination Related to the Accounting for Business Combinations

We completed several acquisitions of businesses from our network partners located in certain provinces on January 1, 2014, October 31, 2015 and January 1, 2016 by cash and by issuance of ordinary shares. According to ASC 805, Business Combination, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. ASC 805 also requires that the fair value of the consideration transferred, including any equity securities, to be determined on the acquisition date. We engaged a third party valuation firm to assist us with the valuation of consideration in ordinary shares, property, plant and equipment and intangible assets acquired.

Income approach (in particular, discounted cash flow method) was used in the determinations of fair value of the equity interest and then the value of ordinary share was derived through an option-pricing model. Replacement cost approach was used to perform the valuation of property, plant and equipment acquired.

An intangible assets is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. The intangible assets acquired in these acquisitions were assembled workforce, customer service capability and presence in geographic locations/market within PRC, which did not meet the separation criteria or the contractual-legal criteria and therefore are not identifiable and not recognized apart from goodwill.

We believe that the estimated fair value assigned to the assets acquired is based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Share-based Compensation

We follow ASC 718 “Stock Compensation,” and under the fair value recognition provisions of ASC 718, we recognize share-based compensation net of an estimated forfeiture rate and therefore only recognize compensation cost for those shares expected to vest over the service period of the award.

Under ASC 718, we applied the Binominal model in determining the fair value of options granted, which has been discussed in fair value of option above. The assumptions used in calculating the fair value of stock options represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future.

In June 2016, we established an employee share holding platform, or the Share Holding Platform, to allow our employees in the PRC to receive share incentives. We accounted for such share incentives as equity awards and measured them at fair value at the date of the grant in accordance with ASC 718. As these awards vested immediately at the date of grant, we recorded share-based compensation at the date of the grant based on a determined per share fair value of our ordinary shares. We engaged a third party valuation firm to assist us with the valuation of the share incentive.

On June 28, 2016, we converted 584,000 outstanding redeemable and contingently convertible share units into 17,520,000 shares of limited partner interests in the limited partnerships that are shareholders of ZTO ES, the holding vehicle of our Share Holding Platform. Upon conversion, the cash redemption right and contingent conversion right were terminated. According to ASC 718, this conversion was accounted for as a modification. We calculate incremental compensation cost of this modification as the excess of the fair value of the modified awards over the fair value of the redeemable and contingently convertible share units as of the last reporting date. We recognize incremental compensation cost in the period the modification occurs as no vesting condition associated with those share incentive.

Impairment Assessment on Long-Lived Assets and Goodwill

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2014, 2015 and 2016.

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise dictate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third party valuations. No impairment charge was recognized for the years ended December 31, 2014, 2015 and 2016.

Depreciation and Amortization

The costs of property and equipment and intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

Recent Accounting Pronouncements

In May 2014, Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of assessing the potential financial impact the adoption will have to us.

In July 2015, FASB issued ASU 2015-11 as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. We do not expect a material impact on our consolidated financial statement upon adoption of this ASU.

In January 2016, FASB issued ASU 2016-01, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. We are in the process of assessing the impact of this ASU on our consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are currently evaluating this ASU to determine the full impact on our consolidated financial statements, as well as the impact of adoption on policies, practices and systems. As of December 31, 2016, we have RMB1.2 billion of future minimum operating lease commitments that are not currently recognized on our consolidated balance sheets. Therefore, we would expect material changes to our consolidated balance sheets upon adoption.

In March 2016, FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We do not expect a material impact to our consolidated financial statement upon adoption of this ASU.

In March, 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) accruals of compensation costs based on the forfeitures (d) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. We have elected to early adopt this standard on a retrospective basis as we elected to account for forfeitures when they occur to reduce the complexity in the accounting of share based compensation. The adoption of this guidance did not have a material effect on our financial condition, results of operations and cashflow.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are planning to adopt the above standards on January 1, 2018. We may use either a full retrospective or a modified retrospective approach to adopt this standard. We are currently evaluating this standard and the related updates, including which transition approach to use as well as the impact of adoption on policies, practices and systems. The standard also requires us to evaluate whether our businesses promise to transfer services to the customer itself (as a principal) or to arrange for services to be provided by another party (as an agent). To make that determination, the standard uses a control model rather than the risks-and-rewards model in current U.S. GAAP. At this stage in the evaluation, we do not anticipate that the new guidance will have a material impact on our revenue recognition policies, practices or systems. We are currently evaluating the impact of this standard to its consolidated financial statements upon adoption.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326)”. The pronouncement changes the impairment model for most financial assets, and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. We do not expect a material impact to its consolidated financial statement upon adoption of this ASU.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18 restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. As a result of this update, restricted cash will be included within cash and cash equivalents on our statements of consolidated cash flows. We are in the process of evaluating the impact on its consolidated financial statements. As of December 31, 2015 and 2016, we had RMB266 million and RMB635 million in restricted cash, respectively.

In January 2017, FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

                                                In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance should be applied prospectively upon its effective date. We do not anticipate that the adoption of ASU 2017-04 will have a material impact on the consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18 restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. As a result of this update, restricted cash will be included within cash and cash equivalents on our statements of consolidated cash flows. We are in the process of evaluating the impact on our consolidated financial statements. As of December 31, 2015 and 2016, we had RMB266 million and RMB635 million (US$91.5 million) in restricted cash, respectively.

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)

Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,071,751	1,867,538	2,536,544	365,338
Net cash used in investing activities	(1,116,299)	(1,449,746)	(3,418,304)	(492,338)
Net cash provided by financing activities	171,064	1,869,331	9,415,093	1,356,056
Effect of exchange rate changes on cash and cash equivalents	—	1,877	302,097	43,511
Net increase/ (decrease) in cash and cash equivalents	126,516	2,289,000	8,835,430	1,272,567
Cash and cash equivalents at beginning of period	36,843	163,359	2,452,359	353,213
Cash and cash equivalents at end of period	163,359	2,452,359	11,287,789	1,625,780

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2014, 2015 and 2016, our cash and cash equivalents were RMB163.4 million, RMB2.5 billion and RMB11.3 billion (US$1.6 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use and have maturities of three months or less when purchased. Approximately 11.7% of our cash and cash equivalent as of December 31, 2016 were held in China. Approximately 9.4% of our cash and cash equivalents were held by our consolidated affiliated entities and denominated in Renminbi.

As of December 31, 2016, we had short-term borrowings of RMB450.0 million (US$64.8 million). RMB300.0 million (US$43.2 million) of the borrowings were collateralized by our letter of guarantee issued from designated bank accounts amounting to US$48.0 million.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with our VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries, which would amount to approximately RMB3.2 billion. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

In utilizing the proceeds we received from our initial public offering and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC operating entities, make loans to our PRC operating entities, or acquire offshore entities with business operations in China in offshore transactions. Most of these uses are subject to PRC regulations and approvals.

Operating Activities

Net cash provided by operating activities in 2016 was RMB2.5 billion (US$365.3 million), which was mainly attributable to the following factors: (i) our express delivery services and sales of accessories generated net cash inflow RMB10.0 billion (US$1.4 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB4.4 billion (US$638.5 million); (ii) we paid RMB2.0 billion (US$285.5 million) as labor related costs, including salaries, social insurances and other benefits; (iii) we paid income tax of RMB646.2 million (US$93.1 million); and (iv) we paid RMB399.9 million (US$57.6 million) as other administrative costs.

Net cash provided by operating activities in 2015 was RMB1.9 billion, which was mainly attributable to the following factors: (i) our express delivery services and sale of accessories generated net cash inflow RMB6.4 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB2.8 billion; (ii) we paid RMB1.0 billion as labor related costs, including salaries, social insurances and other benefits; (iii) we paid income tax of RMB331.2 million; and (iv) we paid RMB354.4 million as other administrative costs.

Net cash provided by operating activities in 2014 was RMB1.1 billion, which was mainly attributable to the following factors: (i) our express delivery services and sale of accessories generated net cash inflow of RMB4.1 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB2.0 billion; (ii) we paid RMB566.7 million as labor related costs, including the salaries, social insurances and other benefits; (iii) we paid RMB212.5 million to certain shareholders to compensate them for their cessation of business; and (iv) we paid RMB152.8 million as other general and administrative costs.

Investing Activities

Net cash used in investing activities in 2016 was RMB3.4 billion (US$492.3 million), primarily due to purchase of property and equipment of RMB2.0 billion (US$286.1 million), including the purchase of sorting hub facilities, office furnishing and furnitures, trucks and sorting equipment; purchase of land use rights for our new sorting hubs in an amount of RMB703.1 million (US$101.3 million) an increase in equity method investments of RMB315.4 million (US$45.4 million), and the deposit given for issuing the guarantee letter on the short-term borrowings or RMB333.3 million (US$48.0 million).

Net cash used in investing activities in 2015 was RMB1.4 billion, primarily due to purchase of property and equipment of RMB1.0 billion, including the purchase of sorting hub facilities, office properties, trucks and sorting equipment, purchase of land use rights for our new sorting hubs in an amount of RMB413.6 million and the increase in equity method investments of RMB193.8 million, partially offset by repayment of an amount from a related party of RMB228.5 million.

Net cash used in investing activities in 2014 was RMB1.1 billion, primarily due to purchase of property and equipment of RMB618.6 million, including the purchase of sorting hub facilities, office properties, trucks and sorting equipment, payment of an amount of RMB228.5 million and the purchase of land use rights for our new sorting hubs in an amount of RMB171.5 million.

Financing Activities

Net cash provided by financing activities in 2016 was RMB9.4 billion (US$1.4 billion), primarily generated from RMB9.2 billion (US$1.3 billion) of proceeds from issuing ordinary shares and RMB551.0 million (US$79.4 million) of proceeds from short-term borrowings, partially offset by repayment of short-term borrowings in an amount of RMB409.9 million (US$59.0 million).

Net cash provided by financing activities in 2015 was RMB1.9 billion, primarily generated from RMB1.9 billion of proceeds from issuing preferred shares, partially offset by payment of dividends in an amount of RMB115 million.

Capital Expenditures

In connection with the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we paid an aggregate of approximately RMB790.1 million, RMB1.5 billion and RMB2.7 billion (US$387.3 million) in 2014, 2015 and 2016, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Holding Company Structure

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly-owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly-owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly-owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$		RMB
	(in thousands)
Operating lease commitments	1,212,557	174,645	198,556	299,196	200,632	514,173

We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During 2014, 2015 and 2016, we incurred 65.9 million, RMB105.2 million and RMB146.8 million (US$21.1 million) of such expenses, respectively.

We also have certain capital commitments that are primarily related to commitments on construction of office buildings, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.5 billion (US$212.8 million) as of December 31, 2016. All of these capital commitments will be fulfilled in the following years according to the construction progress.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	45	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jianfa Lai	46	Director
Jilei Wang	50	Director and Vice President of Infrastructure Management
Xiangliang Hu	58	Director and Vice President
Baixi Lan	48	Director and General Manager of Beijing Municipality
Xing Liu	45	Director
Frank Zhen Wei	44	Director
Qin (Charles) Huang	46	Director
Herman Yu	46	Director
Jianmin (James) Guo	45	Chief Financial Officer
Jianchang Lai	45	Vice President of Overseas Operations
Jingxi Zhu	35	Vice President of Information Technology
Renqun Jin	49	Vice President of Service and Support
Genyan Ni	45	Vice President of Operations
Jianfeng Zhang	33	Vice President of Public Relations
Zhiwei Zhao	49	Vice President of Administration and General Manager of Guangdong Province

Mr. Meisong Lai is our founder and has served as chairman of our board of directors since 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China’s express delivery industry and has been deeply involved in the industry for over 15 years. Mr. Lai is currently attending “Lakeside University”, a senior executive training program founded by Jack Ma, founder and chairman of Alibaba Group.

Mr. Jianfa Lai has served as our director since 2013 and executive vice president in charge of our overall daily management from our inception to August 14, 2016. Starting from August 15, 2016, Mr. Jianfa Lai serves as the executive director of ZTO Supply Chain Management Co. Ltd., an equity investee of us which is engaged in the provision of less-than-truckload transportation services in China. Mr. Jianfa Lai is attending the executive MBA program at Fudan University in China.

Mr. Jilei Wang has been our director since 2013 and has served as our vice president of infrastructure management since October 2012. From 2009 to 2012, Mr. Wang served as a deputy general manager of our then network partner in Beijing.

Mr. Xiangliang Hu has been our director since 2013 and has served as our vice president since December 2016. Mr. Hu was our general manager of Guangdong province from January 2012 to December 2016. Mr. Hu served as a general manager of our then network partner in Beijing from January 2006 to December 2011.

Mr. Baixi Lan has been our director since 2013 and has served as a general manager of our operations in Beijing since 2012. Mr. Lan was our head of line-haul operations from 2010 to 2012. Prior to 2012, Mr. Lan served a number of managerial positions in our company.

Mr. Xing Liu has served as our director since 2013. Mr. Liu is a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in 2007, Mr. Liu had over nine years of experience in investment banking, technology and product development and consulting at Merrill Lynch, Xerox and GlobalSight. Mr. Liu currently serves on the board of directors of various Sequoia Capital China portfolio companies, including Vipshop Holdings Limited and China Online Education Group, each of which is a NYSE-listed company. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in 2004, a master’s degree in computer engineering from Syracuse University in 1995, and a bachelor’s degree in management information systems from Fudan University in 1992.

Mr. Frank Zhen Wei has been our director since August 2015. Mr. Wei is a managing director of Warburg Pincus Asia, where he is primarily responsible for investments in the consumer and healthcare sectors in China. Prior to this, Mr. Wei was the Marketing Director at Renren.com from 1999 to 2000. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei is a non-executive director of AAG Energy Holdings Limited, CAR Inc., each a company listed on the Hong Kong Stock Exchange, and ANE Logistics Co., Ltd. Mr. Wei received a master’s degree in business administration from Harvard Business School in 2002 and a bachelor of degree in science from the University of Texas at Austin in 1995.

Mr. Qin (Charles) Huang became our director in October 2016. Mr. Huang is the founder, chief executive officer and chairman of Netbig Education Holdings Ltd., or Netbig, a leading education enterprise in China. Mr. Huang has served on the board of directors of Sohu.com Inc., a NASDAQ-listed company, since 2001. Prior to founding Netbig in 1999, Mr. Huang served as executive director and head of Asia securitization group of Deutsche Bank, New York and Hong Kong, as well as senior vice president of Prudential Securities Inc., New York. He holds a master of science degree in computer science from the Massachusetts Institute of Technology in 1990 and a bachelor of science degree from the University of Science and Technology of China. Mr. Huang is also a Chartered Financial Analyst.

Mr. Herman Yu became our director in October 2016. Mr. Yu has been the chief financial officer of Weibo Corporation (Weibo), a NASDAQ-listed company, since March 2015. Prior to that, Mr. Yu worked at SINA Corporation (SINA), which is listed on NASDAQ, as chief financial officer from August 2007 to March 2015, as acting chief financial officer from May 2006 to August 2007 and as vice president and corporate controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, in the positions of chief auditor and corporate marketing controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director and chair of the audit committee of the board of directors of 58.com Inc., a NYSE-listed company, and a director of Tiange, a live, social video platform company listed on the Hong Kong Stock Exchange. Mr. Yu holds a master’s degree in Accountancy from the University of Southern California and a bachelor’s degree in economics from the University of California, Santa Cruz.

Mr. Jianmin (James) Guo has served as our chief financial officer since March 2016. Prior to joining us, Mr. Guo served as the chief financial officer of Zhaopin Ltd., a NYSE-listed company, from January 2010 to February 2016. Mr. Guo has also served as finance director of Xinyuan Real Estate Co., Ltd, a NYSE-listed company, from July 2007 to June 2008. Prior to that, Mr. Guo worked at the Toronto office of Deloitte Inc. from 2005 to 2007 as a consulting manager of its strategy and operation division. From 1993 to 2002, Mr. Guo was an auditor, and then an audit manager and a senior audit manager in the China office of PricewaterhouseCoopers. Mr. Guo was qualified as a certified public accountant in China, a certified internal auditor and a certified information systems auditor. Mr. Guo received his MBA degree with distinction from Richard Ivey School of Business, University of Western Ontario, Canada, in 2005 and his bachelor’s degree from Shenzhen University in China in 1993.

Mr. Jianchang Lai has been our vice president of overseas operations since September 2016. Mr. Lai was our director from 2014 to September 2016 and our head of network partner management since our inception to September 2016. Mr. Jianchang Lai is a brother-in-law to Mr. Meisong Lai, and a cousin to Mr. Jianfa Lai.

Mr. Jingxi Zhu has been our head of information technology since our inception and has served as a vice president of information technology since September 2016. From 2014 to September 2016, Mr. Zhu was also our director. Mr. Zhu received a bachelor’s degree in management from Nanjing Army Command College in China in 2014 and an associate degree from Yancheng Teachers University in China in 2003.

Mr. Renqun Jin has served as our vice president of service and support since January 2011 and was our director from 2015 to September 2016. Mr. Jin served as vice president of TTK Express from June 2009 to December 2010, vice president of STO Express from September 2006 to May 2009. Prior to this, Mr. Jin founded and managed Dawen Freight Agency Co., Ltd. in June 1993 and worked there until March 2004.

Mr. Genyan Ni has served as our vice president of operations since October 2012. From September 2010 to September 2012, Mr. Ni served as the vice general manager of STO Express in its Beijing operation. Between September 2008 and August 2010, he was the vice president of operations of Huitong Express. Mr. Ni served as the general manager of a local express delivery company in Guangdong from January 2007 to August 2008. Prior to this, Mr. Ni was the vice president of operations of Yunda Express from October 2000 to December 2006.

Mr. Jianfeng Zhang has served as our vice president of public relations since February 2016. Mr. Zhang served as the general manager of the news information center of Xinhua News Agency in the Shanghai office from July 2006 to August 2010 and as the deputy director of the images center of Xinhua News Agency from August 2010 to February 2016. Mr. Zhang also served as the assistant director of the news information center of Xinhua News Agency in the Shanghai office from June 2012 to February 2016. Mr. Zhang received a master’s degree in arts from Renmin University in China in 2012 and a bachelor’s degree in law from Shanghai International Studies University in China in 2006.

Mr. Zhiwei Zhao has served as our vice president of administration since December 2010 and our general manager of Guangdong Province since December 2016. From November 2006 to December 2010, Mr. Zhao served as the director of our general manager’s office. Mr. Zhao was the manager of the northern region of Shanghai Jinchiqiliang Logistics Co., Ltd. from February 2003 to January 2006.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as agreed by us and the executive officer. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2016, we paid an aggregate of approximately RMB8.0 million (US$1.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

Under our 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares; or (iii) such number of shares as may be determined by our board of directors.  Following the annual increase on January 1, 2017 of 3,000,000 shares, the award pool under the 2016 Plan is 6,000,000 shares as of the date of this annual report.

The following paragraphs describe the principal terms of the 2016 Plan.

Types of Awards. The 2016 Plan permits the awards of options, restricted shares or any other type of awards that the committee decides.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2016 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2016 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and amendment of the 2016 Plan. Unless terminated earlier, the 2016 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

As of March 31, 2017, options to purchase 300,000 ordinary shares have been granted and outstanding.

The following table summarizes, as of March 31, 2017, the options granted under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates. No other individual hold outstanding options to purchase ordinary shares of our company as of March 31, 2017.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (USS/Share)	Date of Grant	Date of Expiration
Jianmin (James) Guo	*	9.97	June 20, 2016	March 1, 2026

*                 Less than 1% of our total outstanding shares.

As of March 31, 2017, restricted share units representing a total of 679,645 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2017, the outstanding restricted share units we granted to our directors and executive officers under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates. Other individuals as a group hold outstanding restricted share units representing a total of 158,875 Class A ordinary shares As of March 31, 2017.

Name	Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant
Meisong Lai	250,000	March 28, 2017
Jianfa Lai	125,000	March 28, 2017
Jilei Wang	39,000	March 28, 2017
Jianchang Lai	31,000	March 28, 2017
Baixi Lan	31,000	March 28, 2017
Xiangliang Hu	39,000	March 28, 2017
Herman Yu	*	March 28, 2017
Xing Liu	*	March 28, 2017
Frank Zhen Wei	*	March 28, 2017
Qin (Charles) Huang	*	March 28, 2017
Total	520,770	March 28, 2017

*                 Less than 1% of our total outstanding shares.

Employee Share Holding Platform

In June 2016, we issued 16,000,000 ordinary shares to ZTO ES to establish an onshore employee share holding platform to allow our employees in China to receive share incentives. The consideration for those shares was US12.0 million. All ordinary shares issued for purpose of this employee share holding platform were re-designated as Class A ordinary shares of our company upon the completion of our initial public offering.

ZTO ES is owned by four limited partnerships formed in China, each holding 25% of the outstanding shares of ZTO ES. An entity controlled by Mr. Meisong Lai, our chairman and chief executive officer, is the general partner of each of those limited partnerships and Ms. Yufeng Lai, wife of Mr. Lai, was the sole limited partner of each of those limited partnerships upon their formation. Concurrently with the issuance of those shares, ZTO ES executed a deed of waiver to waive all shareholder rights attached to those shares.

Our board of directors has delegated the authority to Mr. Lai to periodically review the performance of our employees, and reward selected employees by directing Ms. Lai to transfer limited partnership interests in those partnerships to them. Once an employee receives the partnership interest, ZTO ES may amend its deed of waiver to reduce the amount of shares subject to the waiver by such number that is proportional to the employee’s indirect ownership of ZTO ES. Each recipient of such partnership interest is entitled to rights associated with the number of our ordinary shares held by ZTO ES that corresponds to the recipient’s proportional indirect ownership of ZTO ES to (i) receive dividends, if and when declared, on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds. ZTO ES remains the record holder of, and retains the voting rights with respect to, the granted shares and it does not have shareholders’ rights with respect to the remainder of the shares it holds.

As of March 31, 2017, we have awarded certain rights associated with 4,558,164 Class A ordinary shares through the platform as share incentives.  The following table summarizes, as of March 31, 2017, the number of our ordinary shares held by ZTO ES over which our directors and officers have such rights.

Name	Class A Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
Jianfa Lai	*	June 28, 2016
Jilei Wang	*	June 28, 2016
Xiangliang Hu	*	June 28, 2016
Baixi Lan	*	June 28, 2016
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016
Renqun Jin	*	June 28, 2016
Genyan Ni	*	June 28, 2016
Zhiwei Zhao	*	June 28, 2016
Total	1,972,864

*                 Less than 1% of our total outstanding shares.

As of March 31, 2017, other employees as a group were granted the same rights associated with 2,585,300 Class A ordinary shares held by ZTO ES through our employee share holding platform.

Certain of our employees paid subscription consideration of RMB 58.4 million in February 2015 relating to the issuance of 584,000 redeemable and contingently convertible share units. These share units were converted to partnership interests of the employee share holding platform in June 2016, which correspond to the rights associated with 3,504,000 Class A ordinary shares of our company held by ZTO ES without additional subscription consideration.

We granted rights associated with 308,100 Class A ordinary shares of our company held by ZTO ES with a subscription consideration of RMB10 million and granted rights associated with the remaining 746,064 Class A ordinary shares held by ZTO ES with nil subscription consideration.

We also granted such rights associated with 600,000 of the Class A ordinary shares held by ZTO ES to a network partner in Suzhou as part of the acquisition consideration of the remaining minority equity interest in that network partner. We do not plan to make grants to persons other than our directors, officers or employees in the future.

The number of shares subject to the waiver of shareholder rights was reduced by 5,158,164 as a result of these grants and the remaining 10,841,836 Class A ordinary shares are still subject to the same waiver of shareholder rights.

On March 28, 2017, we agreed to award rights associated with 148,000 Class A ordinary shares and 641,150 Class A ordinary shares through the platform as share incentives to our directors and officers and other employees, respectively.  Those awards will be made in three equal batches on January 1, 2018, 2019 and 2020, respectively, and are conditioned upon such individuals’ continued service with our company.

C.                                    Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Our directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Herman Yu, Meisong Lai and Xing Liu. Mr. Yu is the chairman of our audit committee. We have determined that Herman Yu and Xing Liu each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Xing Liu, Jianfa Lai and Qin (Charles) Huang. Mr. Liu is the chairman of our compensation committee. We have determined that Xing Liu and Qin (Charles) Huang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Meisong Lai, Qin (Charles) Huang and Frank Zhen Wei. Mr. Lai is the chairman of our nominating and corporate governance committee. We have determined that Qin (Charles) Huang and Frank Zhen Wei each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.                                    Employees

As of December 31, 2014, 2015 and 2016, we had a total of 11,605, 26,119 and 17,324 employees, respectively. In 2016, we reduced the number of our own employees for the sorting function and replaced them with more contractor workers. Almost all our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2016 by function:

Functional Area	Number of Employees	% of Total
Sorting	8,555	49.4
Transportation	3,812	22.0
Management and Administration	2,622	15.1
Customer Service	1,411	8.2
Operation Support	377	2.2
Technology and Engineering	353	2.0
Sales and Marketing	194	1.1
Total	17,324	100.0

In addition to our own employees, our workforce also includes 101 and 22,806 dispatched and contractor workers, respectively, as of December 31, 2016. Our network partners hire their own employees according to their operational needs.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines but have made adequate provisions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.”

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 525,306,440 Class A ordinary shares and 206,100,000 Class B ordinary shares outstanding as of March 31, 2017, excluding (i) Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2016 Plan and (ii)  10,841,836 Class A ordinary shares issued and reserved for the purpose of our employee share holding platform, the holder of which has waived all shareholder rights attached to those shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power
Directors and Executive Officers:**
Meisong Lai(1)	6,834,918	206,100,000	212,934,918	29.6	80.3
Jianfa Lai(2)	66,375,000	—	66,375,000	9.2	2.6
Jilei Wang(3)	54,120,000	—	54,120,000	7.5	2.1
Xiangliang Hu(4)	37,982,700	—	37,982,700	5.3	1.5
Baixi Lan(5)	7,909,400	—	7,909,400	1.1	0.3
Xing Liu	—	—	—	—	—
Frank Zhen Wei	—	—	—	—	—
Qin (Charles) Huang	—	—	—	—	—
Herman Yu	—	—	—	—	—
Jianmin (James) Guo	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Renqun Jin	*	—	*	*	*
Genyan Ni	*	—	*	*	*
Jianfeng Zhang	—	—	—	—	—
Zhiwei Zhao	*	—	*	*	*
All Directors and Executive Officers as a Group	178,482,060	206,100,000	384,582,060	53.4	87.0

Principal Shareholders:
Zto Lms Holding Limited(6)	—	206,100,000	206,100,000	28.6	80.0
Zto Ljf Holding Limited(7)	66,000,000	—	66,000,000	9.2	2.6
Zto Wjl Holding Limited(8)	54,000,000	—	54,000,000	7.5	2.1
Zto Hxl Holding Limited(9)	37,860,000	—	37,860,000	5.3	1.5
Onyx Gem Investment Holdings Limited(10)	39,854,218	—	39,854,218	5.5	1.5
Max Alpha Limited & Max Beyond Limited(11)	36,000,000	—	36,000,000	5.0	1.4

†                       For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*                       Less than 1% of our total outstanding ordinary shares.

**                Except for Messrs. Xing Liu, Frank Zhen Wei, Qin (Charles) Huang and Herman Yu, the business address of our directors and executive officers is c/o No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Qin (Charles) Huang is Suite 1804, Tower 1, Admiralty Centre, Hong Kong. The business address of Mr. Herman Yu is No. 8 SINA Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing 100193, China.

(1)               Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, (ii) 5,158,164 Class A ordinary shares held by ZTO ES for purpose of our employee share holding platform and (iii) 1,676,754 ADSs (representing the same number of Class A ordinary shares) held by Zto Tjy Holding Limited, the holding vehicle of an employee of our company. We granted rights to receive dividends on, and to receive sale proceeds of, those 5,158,164 Class A shares held by ZTO ES to certain of our employees. ZTO ES remains the record holder of those shares and retains the voting rights with respect to those shares. Mr. Meisong Lai is the sole shareholder and the sole director of Zto Lms Holding Limited. Mr. Meisong Lai is the sole director of ZTO ES.  According to a written document signed by Mr. Meisong Lai and Zto Tjy Holding Limited, in December 2016, Zto Tjy Holding Limited purchased a total of 1,676,754 ADSs on the open market on behalf of Mr. Lai and pursuant to Mr. Lai’s instruction, and Mr. Lai has the sole voting and dispositive power with respect to those ADSs.

(2)               Represents (i) 66,000,000 Class A ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai, and (ii) 375,000 Class A ordinary shares held by ZTO ES. Mr. Jiafa Lai is the sole shareholder and the sole director of Zto Ljf Holding Limited. Mr. Lai has the power to direct the sale of those 375,000 Class A ordinary shares held by ZTO ES.

(3)               Represents (i) 54,000,000 Class A ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang, and (ii) 120,000 Class A ordinary shares held by ZTO ES. Mr. Jilei Wang is the sole shareholder and the sole director of Zto Wjl Holding Limited. Mr. Wang has the power to direct the sale of those 120,000 Class A ordinary shares held by ZTO ES.

(4)               Represents (i) 37,860,000 Class A ordinary shares directly held by Zto Hxl Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiangliang Hu, and (ii) 122,700 Class A ordinary shares held by ZTO ES. Mr. Xiangliang Hu is the sole shareholder and the sole director of Zto Hxl Holding Limited. Mr. Hu has the power to direct the sale of those 122,700 Class A ordinary shares held by ZTO ES.

(5)               Represents (i) 7,800,000 Class A ordinary shares directly held by Zto Lbx Holding Limited, a British Virgin Islands company wholly owned by Mr. Baixi Lan, and (ii) 109,400 Class A ordinary shares held by ZTO ES. Mr. Baixi Lan is the sole shareholder and the sole director of Zto Lbx Holding Limited. Mr. Lan has the power to direct the sale of those 109,400 Class A ordinary shares held by ZTO ES.

(6)               Represents 206,100,000 Class A ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai. The registered address of Zto Lms Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)               Represents 66,000,000 Class A ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai. The registered address of Zto Ljf Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(8)               Represents 54,000,000 Class A ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang. The registered address of Zto Wjl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(9)               Represents 37,860,000 Class A ordinary shares directly held by Zto Hxl Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiangliang Hu. The registered address of Zto Hxl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(10)        Represents 39,854,218 Class A ordinary shares directly held by Onyx Gem Investment Holdings Limited. Onyx Gem Group Limited, a company incorporated under the laws of the British Virgin Islands, holds 71.4% of the equity interest of Onyx Gem Investment Holdings Limited.  Zebra Co-Invest LP, a Cayman Islands exempted limited partnership, holds 28.6% of the equity interest of Onyx Gem Investment Holdings Limited.  Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership (“WP XI”), holds 77.61% of the equity interest of Onyx Gem Group Limited.  Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership (“WP XI-B”), holds 14.35% of the equity interest of Onyx Gem Group Limited.  Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership (“WP XI-C”), holds 0.33% of the equity interest of Onyx Gem Group Limited.  WP XI Partners, L.P., a Delaware limited partnership (“WP XIP”), holds 2.71% of the equity interest of Onyx Gem Group Limited.  Warburg Pincus XI Partners, L.P., a Delaware limited partnership (“WP XI Partners”, together with WP XI, WP XI-B, WP XI-C and WP XIP, “WP XI Funds”), holds 5.00% of the equity interest of Onyx Gem Group Limited.  Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WP XI Funds.  Warburg Pincus XI, L.P., a Delaware limited partnership (“WP XI GP”), is the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP.

WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XI GP.  Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global.  Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”), is the general partner of WPP II.  Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP LLC. Warburg Pincus (Cayman) XI, L.P., a Cayman Islands exempted limited partnership (“WP XI Cayman GP”), is the general partner of WP XI-C.  Warburg Pincus XI-C, LLC, a Delaware limited liability company (“WP XI-C LLC”), is one of the two general partners of WP XI Cayman GP.  Warburg Pincus (Bermuda) XI, Ltd., a Bermuda exempted company (“WP XI Bermuda”), is one of the two general partners of WP XI Cayman GP.  Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda.  Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman.  Cayman Zebra Holdings GP Ltd., a company incorporated under the laws of the Cayman Islands, is the general partner of Zebra Co-Invest LP and a wholly-owned subsidiary of the WP XI Funds.  Messrs. Charles R. Kaye and Joseph P. Landy, as the Managing General Partners of WP, the Co-Chairmen and sole Directors of WP Bermuda GP, and the Managing Members and Co-Chief Executive Officers of WP LLC, may be deemed to control the management of the WP XI Funds, WP XI GP, WP Global, WPP II, WPP GP LLC, WP, WP XI Cayman GP, WP XI-C LLC, WP XI Bermuda, WPP II Cayman, WP Bermuda GP, and WP LLC. Messrs. Charles R. Kaye and Joseph P. Landy are each United States citizens.  Each person listed in this paragraph is collectively being referred to as the “Warburg Pincus Reporting Persons”.

With respect to Onyx Gem Investment Holdings Limited and Onyx Gem Group Limited, the address of the principal business office is P.O. Box 3340 Road Town, Tortola, British Virgin Islands.  With respect to Zebra Co-Invest LP and Cayman Zebra Holdings GP Ltd., the address of the principal business office is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.  With respect to all other Warburg Pincus Reporting Persons, the address of the principal business office is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.  Disclosure in this footnote is based on a Schedule 13G filed by the Warburg Pincus Reporting Persons on February 14, 2017.

(11)    Represents (i) 24,000,000 Class A ordinary shares directly held by Max Alpha Limited, a company incorporated in the Cayman Islands and (ii) 12,000,000 Class A ordinary shares directly held by Max Beyond Limited, a company incorporated in the Cayman Islands. Max Alpha Limited is wholly-owned by Shanghai Zheyuan Investment Centre (L.P.). Max Beyond Limited is wholly-owned by Shanghai Huanye Investment Centre Partnership (L.P.). Sequoia Capital Equity Investment Management (Tianjin) Limited is the General Partner of each of Shanghai Zheyuan Investment Centre (L.P.) and Shanghai Huanye Investment Centre Partnership (L.P.).   Any decision taken by Max Alpha Limited or Max Beyond Limited to vote, or to direct a vote, or to dispose, or direct the disposition of, the shares held by Max Alpha Limited or Max Beyond Limited must be approved by the members of the investment committee of Sequoia Capital Equity Investment Management (Tianjin) Limited, which include Neil Nanpeng Shen and Kui Zhou. Because the foregoing approval power is vested in the investment committee of which Mr. Shen is a member, Mr. Shen may be deemed to share voting and dispositive power over the shares held by Max Alpha Limited and Max Beyond Limited. Mr. Shen does not hold any shares in Sequoia Capital Equity Investment Management (Tianjin) Limited. The address of Max Alpha Limited and Max Beyond Limited is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.  Disclosure in this footnote is based on a Schedule 13G filed by Max Alpha Limited and Max Beyond Limited and other filing persons on February 10, 2017.

To our knowledge, as of March 31, 2017, 72,100,000 (10.0%) of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into our shareholders agreement on August 18, 2015 with our then shareholders. Pursuant to this shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time after the earlier of (i) 180 days after the effective date of the registration statement for a public offering or (ii) the expiration of the period during which the managing underwriters for such public offering shall prohibit us from effecting any other public sale or distribution of registrable securities, holders of series A preferred shares, Max Alpha Limited and Max Beyond Limited, and Zto Wlm Holding Limited have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any six-month period. We are not obligated to effect more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in its view the number of registrable securities exceeds the maximum offering size, the registrable securities shall allocate first to us, second to each of holders requesting for the inclusion of their registrable securities pursuant to the piggyback registration, and third to any other party with such priorities among them as we shall determine.

Form F-3 Registration Rights. Holders of series A preferred shares, Max Alpha Limited and Max Beyond Limited, and Zto Wlm Holding Limited, may request us in writing to file an unlimited number of registration statements on Form F-3. Within 90 days of receiving such request, we shall effect the registration of the securities on Form F-3.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions, incurred in connection with any demand, piggyback or F-3 registration.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2016 Share Incentive Plan.”

Employee Share Holding Platform

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers—Employee Share Holding Platform.”

Other Transactions with Related Parties

As of December 31, 2016, certain of our employees and certain employees of Tonglu Tongze beneficially own 65.1% and 17.5% equity interest in Tonglu Tongze, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders, who do not hold equity interests in Tonglu Tongze, to exercise all their shareholder rights except dividend rights. Daily operations of Tonglu Tongze are managed by its employees. We treat it as our related party. We incurred RMB853.2 million (US$122.9 million) of transportation service fees to Tonglu Tongze and its subsidiaries in 2016. As of December 31, 2016, we had RMB121.5 million (US$17.5 million) of accounts payable due to Tonglu Tongze and its subsidiaries for transportation service.

Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred RMB88.9 million (US$12.8 million) for purchases of supplies from this company in 2016. As of December 31, 2016, we had RMB5.7 million (US$0.8 million) due to this company.

Shanghai Kuaibao Network Technology Ltd. is our equity investee. As of December 31, 2016, we had RMB5.4 million loan due from this company.

In August 2016, we entered into an agreement with ZTO Supply Chain Management Co., Ltd., or ZTO LTL, and Mr. Jianfa Lai, a director and principal shareholder of our company, to invest RMB54.0 million in cash in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in the provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also principal shareholders of our company. We incurred RMB12.8 million (US$1.8 million) of transportation service fees to ZTO LTL in 2016. As of December 31, 2016, we had RMB4.2 million (US$0.6 million) of accounts payable due to ZTO LTL for transportation service.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

If we pay any dividends, on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing one Class A ordinary share of ours, have been listed on the NYSE since October 27, 2016. Our ADSs trade under the symbol “ZTO.”

The following table provides the high and low trading prices for our ADSs on the NYSE for each period indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2016 (since October 27, 2016)	18.45	12.01

Quarterly Highs and Lows
Fourth Quarter 2016 (since October 27, 2016)	18.45	12.01
First Quarter 2017	14.76	11.14

Monthly Highs and Lows
October 2016 (since October 27, 2016)	18.45	16.50
November 2016	17.05	14.15
December 2016	15.19	12.01
January 2017	13.90	12.11
February 2017	14.76	12.20
March 2017	13.48	11.14
April 2017 (through April 25, 2017)	13.24	11.91

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing one Class A ordinary share of ours, have been listed on the NYSE since October 27, 2016 under the symbol “ZTO.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association, as well as the Companies Law (2016 Revision) insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our second amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Meisong Lai and his affiliates collectively own less than 10% of the issued and outstanding share capital of our company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our second amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. On a show of hands each shareholder is entitled to one vote for each ordinary shares registered in his name on the register of members or, on a poll, each shareholder is entitled to one vote for each Class A ordinary share registered in his name on the register of members and ten votes for each Class B ordinary share registered in his name on the register of members, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholders present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than one-third of the votes attaching to all issued and outstanding shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares case by those shareholders entitled to vote who are present in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect of the transfer of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required; and

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•                  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares may be redeemed, at our option or at the option of the holders thereof, in such manner and on such terms as may be determined, before the issue of such shares, by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares in such manner and on such terms as have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights..

Issuance of Additional Shares. Our second amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that ZTO Express (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. ZTO Express (Cayman) Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that ZTO Express (Cayman) Inc. meets all of the conditions above. ZTO Express (Cayman) Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that ZTO Express (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of ZTO Express (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZTO Express (Cayman) Inc. is treated as a PRC resident enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders in securities that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  persons liable for alternative minimum tax;

•                  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal tax law to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, and the market value of our ADSs, we do not expect believe we were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary share) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

Information Reporting

Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ADSs or Class A ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

As of December 31, 2016, we had RMB10.2 billion of cash and cash equivalent that were denominated in U.S. dollars.  If Renminbi had appreciated by 10% against the U.S. dollar, we would have had approximately RMB9.2 billion of cash and cash equivalent.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Commodity Price Risk

Our exposure to commodity price risk primarily relates to the fuel price in connection with our line-haul transportation. The price and availability of fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, global politics and other factors. Historically, we have not experienced significant pricing pressure in connection with fuel price fluctuation. However, fuel prices increased significantly in China in the fourth quarter of 2016 and there is a risk that fuel prices could rise in future periods. In the event of significant fuel price rise, our transportation expenses may rise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•                  a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•                  in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•                  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2016, we did not receive such reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-213882 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 72,100,000 ADSs representing 72,100,000 Class A ordinary shares, at an initial offering price of US$19.50 per ADS. Our initial public offering closed in November 2016. Morgan Stanley & Co. International plc, Goldman Sachs (Asia) L.L.C., China Renaissance Securities (Hong Kong) Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on October 26, 2016. For the period from the effective date of the F-1 Registration Statement to December 31, 2016, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$55.8 million, which included US$45.7 million in underwriting discounts and commissions for the initial public offering and approximately US$10.1 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$1.4 billion from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 26, 2016, the date that the Form F-1 was declared effective by the SEC, to December 31, 2016, we used US$48 million of the net proceeds from our initial public offering as a pledge to secure a domestic short-term bank loan of RMB300 million for general corporate purposes.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2016. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2016, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of December 31, 2016. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified relates to the lack of formal risk assessments and comprehensive control policies and procedures established based on an internal control framework. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting.

As of the date of this annual report, we have taken several remedial measures to address the material weakness. We have hired a financial manager with U.S. GAAP accounting and SEC reporting experience to strengthen our financial reporting capability and have also engaged an independent advisory firm to assist us in assessing the design- and execution-effectiveness of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002 and in improving overall internal controls.

We will continue to improve our internal controls over financial reporting to remediate the material weakness and significant deficiency by, among other things, (i) hiring an internal audit director and establishing our internal audit department to enhance internal controls, (ii) further improving our monthly closing process, related financial reporting and disclosure procedures, (iii) hiring additional qualified accounting and reporting personnel with U.S. GAAP accounting and SEC reporting experience, and (iv) providing regular U.S. GAAP and internal control training to our accounting personnel.

As we are in the process of implementing such remedial measures, our management concluded that there was still a material weakness as of December 31, 2016 related to the lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Herman Yu, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2016. We have posted a copy of our code of business conduct and ethics on our website at http://ir.zto.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2015	2016
	(in thousands of RMB)
Audit fees(1)	7,100	16,380

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2016.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our American Depositary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of ZTO Express (Cayman) Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 27, 2016 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on October 14, 2016 (File No. 333-213882))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on October 14, 2016 (File No. 333-213882))
2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on October 14, 2016 (File No. 333-213882))

2.4

Shareholders Agreement between the Registrant and other parties thereto dated August 18, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.1*	Amended and Restated 2016 Share Incentive Plan
4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))
4.4

English translation of Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.5

English translation of Exclusive Call Option Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.6

English translation of Equity Pledge Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.7

English translation of Voting Rights Proxy Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.8

English translation of Irrevocable Powers of Attorney granted by the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.9

English translations of Spousal Consents granted by each of Lai Yufeng, Fu Aiyun, Chen Xinyu, Shen Linxian, Wu Yanfen and Fan Feiqun (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.10

English translation of Road Transportation Agreement between ZTO Express and Tonglu Tongze dated December 22, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.11

English translation of form of Cooperation Agreement between ZTO Express and direct network partners of the Registrant (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.12

Share Purchase and Subscription Agreement by and among the Registrant, Onyx Gem Investment Holdings Limited, Hillhouse ZT Holdings Limited, Standard Chartered PrivateEquity (Mauritius) III Limited, Gopher China S.O. Project Limited and other parties thereto dated May 21, 2015 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

4.13

Share Subscription Agreement by and between the Registrant and Zto Es Holding Limited dated June 28, 2016 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))

Exhibit
Number	Description of Document
8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 30, 2016 (File No. 333-213882))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZTO Express (Cayman) Inc.

	By:	/s/ Meisong Lai
		Name:	Meisong Lai
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2017

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2017

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2015	2016
		RMB	RMB	US$(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		2,452,359	11,287,789	1,625,780
Restricted cash		266,403	635,366	91,512
Accounts receivable, net of allowance for doubtful accounts of RMB536 and RMB5,124 at December 31, 2015 and 2016, respectively		58,494	197,803	28,490
Inventories		15,720	33,959	4,891
Advances to suppliers		347,680	646,666	93,139
Prepayments and other current assets		211,724	379,055	54,595
Amounts due from related parties	14	85,740	5,400	778
Total current assets		3,438,120	13,186,038	1,899,185
Investments in equity investees	7	377,431	537,175	77,369
Property and equipment, net	4	1,752,586	4,065,562	585,563
Land use rights, net	5	821,131	1,302,869	187,652
Goodwill	6	4,091,219	4,157,111	598,749
Deferred tax assets	10	81,006	109,030	15,704
Other non-current assets		20,730	45,953	6,619
TOTAL ASSETS		10,582,223	23,403,738	3,370,841
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowing	8	300,000	450,000	64,813
Accounts payable		294,199	636,422	91,664
Advances from customers		298,865	229,724	33,087
Income tax payable		301,932	418,310	60,249
Amounts due to related parties	14	103,267	131,425	18,929
Acquisition consideration payable	3	87,766	—	—
Other current liabilities	9	1,264,914	1,656,590	238,601
Total current liabilities		2,650,943	3,522,471	507,343
Deferred tax liabilities	10	85,059	130,520	18,799
TOTAL LIABILITIES		2,736,002	3,652,991	526,142
Commitments and contingencies (Note 15)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 30,079,918 and nil shares authorized, issued and outstanding as of December 31, 2015 and 2016, respectively)	17	1,976,855	—	—
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 ordinary shares authorized as of December 31, 2015 and 2016; 600,000,000 ordinary shares issued and outstanding as of December 31, 2015; 525,306,440 Class A ordinary shares issued and 514,464,604 Class A ordinary shares outstanding as of December 31, 2016; 206,100,000 Class B ordinary shares issued and outstanding as of December 31, 2016)	12	390	471	68
Additional paid-in capital		4,281,321	15,940,206	2,295,867
Retained earnings		1,589,420	3,509,707	505,503
Accumulated other comprehensive (loss)/gain		(13,749)	294,649	42,438
ZTO Express (Cayman) Inc. shareholders’ equity		5,857,382	19,745,033	2,843,876
Noncontrolling interests		11,984	5,714	823
Total Equity		5,869,366	19,750,747	2,844,699
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY		10,582,223	23,403,738	3,370,841

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Years ended December 31,
	Notes	2014	2015	2016
		RMB	RMB	RMB	US$(Note 2)
Revenues (including related party revenue of RMB200,171, RMB127,157 and nil for the years ended December 31, 2014, 2015 and 2016, respectively)		3,903,572	6,086,455	9,788,768	1,409,876
Cost of revenues (including related party cost of revenues of RMB724,522, RMB783,467 and RMB954,861 for the years ended December 31, 2014, 2015 and 2016, respectively)		(2,770,530)	(3,998,737)	(6,345,899)	(914,000)
Gross profit		1,133,042	2,087,718	3,442,869	495,876
Operating income (expenses)
Selling, general and administrative		(534,537)	(591,738)	(705,995)	(101,684)
Other operating income, net		1,796	33,249	32,104	4,624
Total operating expenses		(532,741)	(558,489)	(673,891)	(97,060)
Income from operations		600,301	1,529,229	2,768,978	398,816
Other income (expenses)
Interest income		3,408	15,091	44,791	6,451
Interest expense		(798)	(16,392)	(12,986)	(1,870)
Gain on deemed disposal of equity method investments	3	—	224,148	9,551	1,376
Foreign currency exchange gain		—	—	9,977	1,437
Income before income tax and share of profit (loss) in equity method investments		602,911	1,752,076	2,820,311	406,210
Income tax expense	10	(202,486)	(419,999)	(731,987)	(105,428)
Share of profit (loss) in equity method investments, net of tax of nil		5,578	(459)	(36,721)	(5,289)
Net income		406,003	1,331,618	2,051,603	295,493
Net loss attributable to noncontrolling interests		423	137	2,252	324
Net income attributable to ZTO Express (Cayman) Inc.		406,426	1,331,755	2,053,855	295,817
Change in redemption value of convertible redeemable preferred shares	17	—	(28,775)	(133,568)	(19,238)
Net income attributable to ordinary shareholders		406,426	1,302,980	1,920,287	276,579
Net earnings per share attributable ordinary shareholders:	13
Basic		0.68	2.15	2.91	0.42
Diluted		0.68	2.15	2.91	0.42
Weighted average shares used in calculating net earnings per ordinary share:
Basic		597,882,740	599,373,273	634,581,307	634,581,307
Diluted		597,882,740	599,373,273	634,581,307	634,581,307
Net income		406,003	1,331,618	2,051,603	295,493
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment		—	(13,749)	308,398	44,419
Comprehensive income		406,003	1,317,869	2,360,001	339,912
Comprehensive loss attributable to noncontrolling interests		423	137	2,252	324
Comprehensive income attributable to ZTO Express (Cayman) Inc.		406,426	1,318,006	2,362,253	340,236

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Retained earnings/ (accumulated deficit)	Accumulated other comprehensive loss	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2014	600,000,000	390	319,244	(4,986)	—	314,648	17,516	332,164
Deemed distribution to shareholders of Shanghai Zhongtongji in connection with 2013 Restructuring	—	—	(222,401)	—	—	(222,401)	—	(222,401)
Net income (loss)	—	—	—	406,426	—	406,426	(423)	406,003
Fair value of ordinary shares issued for business acquisitions	—	—	2,379,182	—	—	2,379,182	—	2,379,182
Fair value of ordinary shares issued for acquisition of equity investees	—	—	220,955	—	—	220,955	—	220,955
Repurchase of ordinary shares (Note 16)	(13,800,000)	—	(230,000)	—	—	(230,000)	—	(230,000)
Additional capital contribution from shareholders	—	—	500,000	—	—	500,000	—	500,000
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	9,800	9,800
Balance at December 31, 2014	586,200,000	390	2,966,980	401,440	—	3,368,810	26,893	3,395,703
Net income (loss)	—	—	—	1,331,755	—	1,331,755	(137)	1,331,618
Distribution of dividends	—	—	—	(115,000)	—	(115,000)	—	(115,000)
Foreign currency translation adjustments	—	—	—	—	(13,749)	(13,749)	—	(13,749)
Ordinary shares consideration for business acquisitions	13,800,000	—	1,314,569	—	—	1,314,569	—	1,314,569
Acquisition of noncontrolling interests of the Group’s subsidiary	—	—	(228)	—	—	(228)	(14,772)	(15,000)
Change in redemption value of convertible redeemable preferred shares	—	—	—	(28,775)	—	(28,775)	—	(28,775)
Balance at December 31, 2015	600,000,000	390	4,281,321	1,589,420	(13,749)	5,857,382	11,984	5,869,366

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Retained earnings/ (accumulated deficit)	Accumulated other comprehensive income/(loss)	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	600,000,000	390	4,281,321	1,589,420	(13,749)	5,857,382	11,984	5,869,366
Net income (loss)	—	—	—	2,053,855	—	2,053,855	(2,252)	2,051,603
Foreign currency translation adjustments	—	—	—	—	308,398	308,398	—	308,398
Ordinary shares consideration for business acquisitions	13,826,522	9	30,057	—	—	30,066	—	30,066
Conversion of redeemable and contingently convertible share units	3,504,000	2	236,179	—	—	236,181	—	236,181
Ordinary shares issued for share based compensation	1,054,164	1	71,018	—	—	71,019	—	71,019
Share based compensation related share options	—	—	502	—	—	502	—	502
Additional capital contribution from shareholder	—	—	11,789	—	—	11,789	—	11,789
Capital contribution from noncontrolling interest shareholder	—	—	4,000	—	—	4,000	6,000	10,000
Acquisition of noncontrolling interest of the Group’s subsidiaries	—	—	11,139	—	—	11,139	(10,018)	1,121
Change in redemption value of convertible redeemable preferred shares	—	—	—	(133,568)	—	(133,568)	—	(133,568)
Conversion of preferred shares into Class A ordinary shares upon IPO	30,079,918	20	2,110,403	—	—	2,110,423	—	2,110,423
Issuance of ordinary shares for initial public offering (“IPO”), net of issuance costs of RMB339,355	72,100,000	49	9,183,798	—	—	9,183,847	—	9,183,847
Balance at December 31, 2016	720,564,604	471	15,940,206	3,509,707	294,649	19,745,033	5,714	19,750,747

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(Note 2)
Operating activities
Net Income	406,003	1,331,618	2,051,603	295,493
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	116,800	122,502	17,644
Depreciation and amortization	64,014	158,056	324,978	46,807
Loss on disposal of property and equipment	3,132	7,293	477	69
Allowance for doubtful accounts	—	2,588	2,536	365
Deferred income tax	(80,309)	5,047	(30,553)	(4,400)
Gain on deemed disposal of equity method investments	—	(224,148)	(9,551)	(1,376)
Share of (profit) loss in equity method investments	(5,578)	459	36,721	5,289
Changes in operating assets and liabilities:
Restricted cash	—	(266,403)	(35,699)	(5,142)
Accounts receivable	(40,656)	(11,918)	(141,845)	(20,430)
Inventories	(4,950)	(10,770)	(18,239)	(2,627)
Advances to suppliers	(8,959)	(7,095)	(78,265)	(11,273)
Prepayments and other current assets	(100,690)	(52,674)	(196,581)	(28,314)
Amounts due from related parties	(1,161)	(11,179)	9,640	1,388
Other non-current assets	(23,362)	2,632	(25,223)	(3,633)
Accounts payable	110,025	142,139	342,223	49,290
Advances from customers	106,956	78,618	(69,141)	(9,958)
Amounts due to related parties	100,819	2,448	28,158	4,056
Income tax payable	217,646	83,717	116,378	16,762
Other current liabilities	328,821	520,310	106,425	15,328
Net cash provided by operating activities	1,071,751	1,867,538	2,536,544	365,338

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(Note 2)
Cash flows from investing activities
Purchases of property and equipment	(618,571)	(1,062,302)	(1,986,094)	(286,057)
Purchases of land use rights	(171,510)	(413,562)	(703,115)	(101,270)
Payment of amounts due from related parties	(228,509)	(15,000)	—	—
Repayment of amounts due from related parties	—	228,509	15,000	2,160
Cash paid for business acquisitions, net of cash received	(13,793)	(20,604)	(115,454)	(16,628)
Investments in equity investees	(95,400)	(193,803)	(315,426)	(45,430)
Changes of restricted cash	—	—	(333,264)	(48,000)
Others	11,484	27,016	20,049	2,887
Net cash used in investing activities	(1,116,299)	(1,449,746)	(3,418,304)	(492,338)
Cash flows from financing activities
Proceeds from issuance of convertible redeemable preferred shares	—	1,934,331	—	—
Proceeds from capital contribution from shareholders	500,000	—	11,789	1,698
Proceeds from capital contribution from noncontrolling interest shareholder	9,800	—	10,000	1,440
Proceeds from short-term borrowing	300,000	350,000	551,000	79,361
Proceeds from issuance of ordinary shares through IPO, net of issuance costs of RMB339,355	—	—	9,183,847	1,322,749
Proceeds from issuance of ordinary shares for shared based compensation	—	—	68,400	9,852
Repayment of short-term borrowing	(50,000)	(300,000)	(409,943)	(59,044)
Payment of dividends	—	(115,000)	—	—
Repayment of amounts due to related parties	(404,736)	—	—	—
Repurchase of ordinary shares	(184,000)	—	—	—
Net cash provided by financing activities	171,064	1,869,331	9,415,093	1,356,056
Effect of exchange rate changes on cash and cash equivalents	—	1,877	302,097	43,511
Net increase in cash and cash equivalents	126,516	2,289,000	8,835,430	1,272,567
Cash and cash equivalents at beginning of year	36,843	163,359	2,452,359	353,213
Cash and cash equivalents at end of year	163,359	2,452,359	11,287,789	1,625,780

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	65,148	331,235	646,162	93,067
Interest expense paid	798	16,392	12,986	1,870

Supplemental disclosure on non-cash investing and financing activities:

In 2014 and 2015, the Group acquired delivery company operating assets which constituted businesses and were accounted for these acquisitions as business combinations. Details of non-cash activities arising from these acquisitions are set out in Note 3.

In 2014, the Group acquired investments in 7 network partners that were accounted for under the equity method with consideration paid in ordinary shares. In October 2015, other than Suzhou Zhongtong Express Ltd., the Group acquired the remaining economic interests in substantially all of the operating assets and acquired the workforce from each of the other 6 entities from their respective minority interest holders. Details of such activities are set out in Note 3.

In January 2016, the Group purchased the remaining 40% equity interest of Suzhou Zhongtong Express Ltd. Details of this business combination are set out in Note 3. In conjunction with the acquisition, non-cash investing and financing activities are as follows:

RMB
Issuance of equity consideration	30,066
Cash consideration	30,660
Fair value of assets acquired and liabilities assumed	85,923

As of December 31, 2014, 2015 and 2016, payables for purchase of property and equipment are RMB91,106, RMB68,900 and RMB574,811, respectively.

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the “Company”) was incorporated under the laws of Cayman Islands on April 8, 2015. The Company, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively referred to as the “Group”) are principally engaged in express delivery services in the People’s Republic of China (“PRC”) through a nationwide network partner model.

History of the Group and Restructuring

Prior to 2013, the Group’s operations were conducted through Shanghai Zhongtongji Express Service Co., Ltd. (“Shanghai Zhongtongji”) located in Shanghai, PRC. Shanghai Zhongtongji served as the franchisor of the ZTO delivery service network (the “ZTO network”) which operated as a franchise. In addition to providing delivery services in Shanghai, Anhui, Jiangsu and Zhejiang province in PRC, Shanghai Zhongtongji determined the business strategies and coordinated the operations of our network partners.

2013 Restructuring

In 2013, in order to obtain investments from outside investors, shareholders of Shanghai Zhongtongji and 15 network partners located in various provinces within PRC agreed to a restructuring plan. The main purpose of the restructuring is to create a holding company, which in turn holds the businesses of Shanghai Zhongtongji and 15 network partners across the ZTO network. Shanghai Zhongtongji did not hold direct ownership in any of these network partners and they were not under common control, however, there was significant commonality of shareholders of the network partners within the ZTO network. The restructuring was accomplished through a series of contemplated transactions (“2013 Restructuring”) summarized as follows:

1.             In January 2013, the shareholders who separately owned Shanghai Zhongtongji and 15 network partners formed ZTO Express Co., Ltd. (“ZTO Express”) and entered into a non-binding commitment to transfer their respective businesses to ZTO Express in exchange of a pre-determined equity percentage of ZTO Express. Each of the shareholders (11 in total) contributed nominal cash for their respective pro-rata share of paid-in capital in ZTO Express and shares of ZTO Express were issued to them based on the pre-determined percentage accordingly. These shareholders owned various equity interests in Shanghai Zhongtongji and 15 network partners.

2.             In January 2014, ZTO Express executed separate agreements to acquire the operating assets of Shanghai Zhongtongji and 8 network partners that were wholly owned by some of the shareholders that formed ZTO Express in step 1 above. The legal contracts stipulated a cash purchase price for each acquisition based on the net book value of the fixed assets to be acquired, which approximated fair value, in addition to the equity shares of ZTO Express issued to them in 2013 in contemplation of the acquisitions of these 8 network partners.

3.             There were 7 network partners identified in the restructuring plan that had minority interest holders who held significant participating rights. For these entities, ZTO Express initially acquired the legal and economic rights associated with the equity interests held by the majority equity shareholders in January 2014 in exchange of equity shares of ZTO Express issued to them in January 2013. Other than Suzhou ZTO Co., Ltd., the acquisitions of minority interests of the other 6 network partners companies were completed in October 2015.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The 2013 Restructuring was accounted for as a put-together transaction in accordance with ASC 805, Business Combination and Shanghai Zhongtongji has been identified as the accounting acquirer of ZTO Express and the 15 network partners. Operating assets and equity investments transferred from Shanghai Zhongtongji to ZTO Express were recognized and measured at their historical cost basis. Payment of cash consideration to Shanghai Zhongtongji of RMB222 million for the acquisition of these assets in accordance with the asset purchase agreement signed between Shanghai Zhongtongji and ZTO Express was recorded as deemed distribution to the shareholders of Shanghai Zhongtongji in the consolidated statements of changes in shareholders’ equity.

Although there was common ownership amongst ZTO Express, Shanghai Zhongtongji, and the 15 network partners, neither ZTO Express nor Shanghai Zhongtongji had a majority of the voting interests or a controlling financial interest in any of the 15 network partners. The 2013 Restructuring involved acquisitions of Shanghai Zhongtongji and the 15 network partners with the initial acquisitions of Shanghai Zhongtongji and the 8 network partners on January 1, 2014. As more than one entity was involved in the acquisition, but none of the owners of the combining entities individually or as a group retain or receive a majority of the voting rights of the combined entities, the 2013 Restructuring is considered to be a put-together transaction accounted for as business combination for which the acquisition method of accounting was applied, and Shanghai Zhongtongji is the accounting acquirer.

2015 Restructuring

In 2015, ZTO Express and its shareholders undertook another reorganization in order to establish the Company (the “2015 Restructuring”), which was executed in two steps as follows:

•                  On April 8, 2015, the Company was incorporated by the shareholders of ZTO Express, each maintaining identical ownership interests as in ZTO Express, and

•                  On August 18, 2015, the Company, through its wholly owned subsidiary in PRC, entered into a series of contractual arrangements, with ZTO Express and their respective shareholders. (see Note 2(b)) below for a description of the VIE arrangements pursuant to which the Company and its subsidiary were established as the primary beneficiary of ZTO Express.

The main purpose of the 2015 Restructuring was to establish a Cayman holding company for the existing business in preparation for an overseas IPO. The reorganization was necessary to comply with the PRC law and regulations which restrict foreign ownership of companies that engage in delivery services in China. The Group has accounted for the 2015 Restructuring akin to a reorganization of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to ZTO Express for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the 2015 Restructuring are presented as if the 2015 Restructuring transactions occurred at the beginning of the first period presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                                 Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)                                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate certain VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Consolidation of Variable Interest Entities

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. As discussed in Note 1, the Group undertook the 2015 Restructuring whereby ZTO Express and its subsidiaries became a VIE of the Group effective on August 18, 2015. To provide the Group effective control over ZTO Express and receive substantially all of the economic benefits of ZTO Express, the Company’s wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. (“Shanghai Zhongtongji Network”) entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

Agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreement & Irrevocable Powers of Attorney

Under which each shareholder of ZTO Express has executed a power of attorney to grant Shanghai Zhongtongji Network the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Zhongtongji Network terminates the agreement by giving a prior written notice or gives its consent to the termination by ZTO Express.

Exclusive Call Option Agreement

Under which the shareholders of ZTO Express granted Shanghai Zhongtongji Network or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in ZTO Express when and to the extent permitted by PRC law. Shanghai Zhongtongji Network or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Zhongtongji Network’s written consent, the shareholders of ZTO Express shall not transfer, donate, pledge, or otherwise dispose any equity interests of ZTO Express in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Zhongtongji Network, but not by ZTO Express or its shareholders.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Pledge Agreement

Under which the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to Shanghai Zhongtongji Network as collateral to secure their obligations under the above agreement. If the shareholders of ZTO Express or ZTO Express breach their respective contractual obligations, Shanghai Zhongtongji Network, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of ZTO Express shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in ZTO Express without prior written consent of Shanghai Zhongtongji Network. The equity pledge right held by Shanghai Zhongtongji Network will expire when the shareholders of ZTO Express and Shanghai Zhongtongji Network have fully performed their respective obligations under the Consulting Services Agreement and Operating Agreement, or the shareholder is no longer a shareholder of ZTO Express or the satisfaction of all its obligations by ZTO under the VIE contractual arrangements.

The agreements that transfer economic benefits to the Company include:

Exclusive Consulting and Services Agreement

Under which ZTO Express engages Shanghai Zhongtongji Network as its exclusive technical and operational consultant and under which Shanghai Zhongtongji Network agrees to assist in business development and related services necessary to conduct ZTO Express’s operational activities. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of Shanghai Zhongtongji Network. The agreements will be effective as long as ZTO Express exists. Shanghai Zhongtongji Network may terminate this agreement at any time by giving a prior written notice to ZTO Express.

Under the above agreements, the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network the power to exercise all voting rights to which they were entitled. In addition, Shanghai Zhongtongji Network has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Zhongtongji Network is entitled to receive service fees for certain services to be provided to ZTO Express.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Company with effective control over the VIE and its subsidiaries, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through Shanghai Zhongtongji Network, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from ZTO Express, the Company is deemed the primary beneficiary of ZTO Express. Accordingly, the Company consolidates the ZTO Express’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. The aforementioned Control Documents are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements or is ultimately eliminated upon consolidation, such as the service fees provided under the Consulting Services Agreement and Operating Agreement.

The Group believes that the contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•                  ZTO Express and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•                  ZTO Express and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•                  The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Equity Interest Pledge Agreement have been registered by the shareholders of ZTO Express with the relevant office of the administration of industry and commerce, however, the VIE or the Group may fail to meet other requirements. Even if the contractual agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•                  The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following amounts and balances of ZTO Express and its subsidiaries (the “VIE”) were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2015	2016
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	587,039	472,816
Restricted cash	266,403	302,102
Accounts receivable, net	56,262	197,559
Inventories	15,720	32,868
Advances to suppliers	256,955	420,948
Prepayments and other current assets	170,824	211,643
Amounts due from related parties	85,740	5,400
Total current assets	1,438,943	1,643,336
Investments in equity investees	249,508	236,515
Property and equipment, net	1,383,357	2,396,660
Land use rights, net	788,717	953,487
Goodwill	4,091,219	4,157,111
Deferred tax assets	81,006	89,954
Other non-current assets	15,707	37,953
TOTAL ASSETS	8,048,457	9,515,016
Liabilities
Current liabilities:
Short-term bank borrowing	300,000	450,000
Accounts payable	280,774	582,271
Advances from customers	295,865	229,704
Income tax payable	300,864	54,774
Amounts due to related parties	103,267	127,471
Acquisition consideration payables	87,766	—
Other current liabilities	1,184,875	1,238,191
Total current liabilities	2,553,411	2,682,411
Deferred tax liabilities	85,059	98,800
TOTAL LIABILITIES	2,638,470	2,781,211

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Total revenue	3,903,572	6,086,455	9,788,768
Net income	406,003	1,331,621	4,145,150
Net cash generated from operating activities	1,071,751	1,898,426	1,415,617
Net cash used in investing activities	(1,116,299)	(1,409,746)	(1,680,896)
Net cash provided by (used in) financing activities	171,064	(65,000)	151,056
Net increase (decrease) in cash and cash equivalents	126,516	423,680	(114,223)
Cash and cash equivalents at beginning of year	36,843	163,359	587,039
Cash and cash equivalents at end of year	163,359	587,039	472,816

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The VIE contributed 100% of the Group’s consolidated revenues for the years ended December 31, 2014, 2015 and 2016. As of December 31, 2015 and 2016, the VIE accounted for an aggregate of 76% and 41%, respectively, of the consolidated total assets, and 96% and 76%, respectively, of the consolidated total liabilities. Total assets not associated with the VIE mainly consisted of cash and cash equivalents.

Beginning in January 2016, the VIE pay transportation fees and service fees pursuant to the Exclusive Consulting and Services Agreements to Shanghai Zhongtongji Network (the “WFOE”) based on the VIE’s operating results and WFOE’s operating cost of sorting hubs and the Group’s owned fleet. The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The net income generated by the VIE after deductions of inter-company transportation fees and service fees charges by WFOE were RMB472,753 for the year ended December 31, 2016.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

Nonconsolidated Variable Interest Entity

Tonglu Tongze Logistics Ltd. and its subsidiaries (“Tonglu”), established in 2013, is a transportation service company providing line-haul transportation services to the Group. Tonglu is majority owned by the employees of the Group who are considered as related parties to the Group. The Group has concluded that it is not the primary beneficiary of Tonglu as it does not have the obligation to absorb losses of Tonglu that could potentially be significant to Tonglu or the right to receive benefits from Tonglu that could potentially be significant to Tonglu.

The Group held variable interests in Tonglu in the form of a waiver of management fees and an outstanding loan receivable of RMB15 million as of December 31, 2015 that was repaid in full in 2016. As of December 31, 2016, the Group has no exposure to loss included in the Group’s consolidated balance sheets as a result of the Group’s variable interest in Tonglu.

The Group had transactions with Tonglu for the years ended December 31, 2014, 2015 and 2016 and amounts due to Tonglu as of December 31, 2015 and 2016 for transportation service received from Tonglu, in connection with a contractual arrangement and considered by management to be on terms that are commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 14 (a), (b) and (c).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)                                  Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of useful lives of long-lived assets, valuation of ordinary shares and share-based compensation, realization of deferred tax assets, impairment assessment of long-lived assets and goodwill and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

(d)                                 Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group has stock unit awards payable that was required to be measured at fair value on a recurring basis at the end of each reporting period. Change in fair value and inputs in the valuations are disclosed in Note 11.

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, amounts due from related parties, advances to suppliers, prepayments and other current assets, short-term bank borrowing, accounts payable, advances from customers, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We allocate the fair value of purchase consideration to the tangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets is recorded as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

(e)                                  Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and subsidiaries incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIE is RMB.

Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of comprehensive income.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income.

(f)                                    Convenience translation

The Group’s business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2016 were calculated at the rate of US$1.00=RMB6.9430, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

(g)                                 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(h)                                 Restricted cash

Restricted cash represents (a) cash received from network partners that was immediately restricted for use until the final delivery of parcel to the recipients; and (b) secured deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee for short-term borrowings.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)                                    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 3 years
Furniture, office and electric equipment	3 to 5 years
Machinery and equipment	10 years
Vehicles	5 years
Buildings	20 years

(j)                                    Investments in equity investees

Investments in equity investees of the Group are comprised of investments in privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used. Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

(k)                                 Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2014, 2015 and 2016.

(l)                                    Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise dictate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third-party valuations. No impairment charge was recognized for the years ended December 31, 2014, 2015 and 2016.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)                              Share-based compensation

The Group grants share options and Ordinary Share Units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of forfeitures, over the requisite service period, which is the vesting period. When there is a modification of the terms and conditions of an award, the Group measures the pre-modification and post-modification fair value of the share-based awards as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Prior to the IPO of the Company, the fair value of the share options and Ordinary Share Units were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumption.

After the IPO of the Company, in determining the fair value of the share options and Ordinary Share Units, the closing market price of the underlying shares on the grant date is applied.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)           Revenue recognition (Continued)

The Group recognizes revenue when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. While the Group serves as the franchisor in the ZTO network, it has not collected franchise fees from its network partners. The Group considers its customers to be the pickup outlets operated by the Group’s network partners. The Group’s revenue represents network transit fees derived from the provision of sorting and line-haul transportation services to the pickup outlets operated by the Group’s network partners. The network transit fees the Group charges its pickup outlets consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The Group recognizes revenue when the parcels are delivered from the Group’s sorting hubs to the delivery outlets in the network, assuming all other revenue recognition criteria have been met. A small percentage of the Group’s delivery services are performed for its enterprise customers; and enterprise customer revenues are recognized when the packages are delivered to the recipients.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues for the sales of accessories were RMB125,058, RMB173,166 and RMB419,075 for the years ended December 31, 2014, 2015 and 2016, respectively.

(o)                                 Cost of revenues

Cost of revenues consists of the following:

•                  Line-haul transportation costs, including payments to outsourced transportation companies, as well as costs associated with the Group’s own transportation infrastructure; including, labor costs of truck drivers, depreciation of self-owned trucks, airfare cost, fuel cost, and road toll,

•                  operating costs for the ZTO delivery IT platform,

•                  cost of hub operations, such as operators’ labor costs and depreciation and lease costs, and

•                  cost of accessories including portable barcode readers, thermal papers and packaging materials.

(p)                                 Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss are carried forwards and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)                                 Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(r)                                   Operating leases as lessee

Leases, including leases of offices and sorting hubs, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years presented herein.

(s)                                   Concentration credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, amounts due from related parties, accounts receivable, other receivables and advances to suppliers and prepayments and other current assets. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from enterprise customers. The Group conducts a credit evaluation of these enterprise customers. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(t)                                    Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The Company’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares, which could potentially dilute basic earnings per share in the future. Diluted earnings per share are computed using the two-class method or the as-if converted method, whichever is more dilutive.

On October 27, 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares (Note 12). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

Upon the consummation of the Company’s IPO on October 27, 2016, the convertible redeemable preferred shares were automatically converted into Class A ordinary shares. The two-class method of computing earnings per share ceased to apply on such conversion date.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)                                 Stock split

In December 2014, the Company’s shareholders approved an increase of the total authorized and issued capital shares from 100,000,000 to 600,000,000 shares with the same per share par value of RMB1.00. All share and per share data in these financial statements and footnotes has been retrospectively adjusted to account for this stock split.

(v)                                  Adoption of New Accounting Standards

In March 2016, Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) accruals of compensation costs based on the forfeitures; (d) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Group has elected to early adopt this standard on a modified retrospective basis at the beginning of the period presented as the Group elected to account for forfeitures when they occur to reduce the complexity in the accounting of share based compensation. The adoption of this guidance did not have a material effect on the Group’s consolidated financial statements.

(w)                               Accounting Standards Issued But Not Yet Effective

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

In May 2016, FASB issued ASU 2016-12 “Revenue from Contracts with Customers (Topic 606)”: Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)                               Accounting Standards Issued But Not Yet Effective (Continued)

The Group is planning to adopt the above standards on January 1, 2018. The Group may use either a full retrospective or a modified retrospective approach to adopt this standard. The Group is currently evaluating this standard and the related updates, including which transition approach to use as well as the impact of adoption on policies, practices and systems. The standard also requires the Group to evaluate whether its businesses promise to transfer services to the customer itself (as a principal) or to arrange for services to be provided by another party (as an agent). To make that determination, the standard uses a control model rather than the risks-and-rewards model in current U.S. GAAP. At this stage in the evaluation, the Group does not anticipate that the new guidance will have a material impact on its revenue recognition policies, practices or systems. The Group is currently assessing the impacts of this standard to its consolidated financial statements upon adoption.

In July 2015, FASB issued ASU 2015-11 related to inventory as part of its simplification initiative. The ASU changes the way of measurement on inventory, which currently requires an entity to measure inventory at the lower of cost or market. The amendments in this Update require an entity to measure inventory within the scope of this Update at the lower of cost and net realizable value. The Group will adopt this standard on January 1, 2017, and does not expect a material impact to its consolidated financial statement.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments”, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is still in the process of assessing the impact of this ASU on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). This new guidance requires modified retrospective application and becomes effective for the Group in the first quarter of 2019, but early adoption is permitted. The Group is currently evaluating this ASU to determine the full impact on its consolidated financial statements, as well as the impact of adoption on policies, practices and systems. As of December 31, 2016, the Group has RMB1.2 billion of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 15). Therefore, the Group would expect material changes to its consolidated balance sheets upon adoption.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)                               Accounting Standards Issued But Not Yet Effective (Continued)

In March 2016, FASB issued ASU 2016-07, “Investments- Equity Method and Joint Ventures”, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group does not expect a material impact to its consolidated financial statement upon adoption of this ASU.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326)”. The pronouncement changes the impairment model for most financial assets, and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. The Group does not expect a material impact to its consolidated financial statement upon adoption of this ASU.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18 restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. As a result of this update, restricted cash will be included within cash and cash equivalents on our statements of consolidated cash flows. The Group is in the process of evaluating the impact on its consolidated financial statements. As of December 31, 2015 and 2016, Group had RMB266 million and RMB635 million in restricted cash, respectively.

In January 2017, FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15,2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The guidance should be applied prospectively upon its effective date. The Group does not anticipate that the adoption of ASU 2017-04 will have a material impact on the consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

3. Business Combination

In order to consolidate and optimize the Group’s delivery capacity in key geographic areas within PRC, in 2014 and 2015, the Group acquired substantially all of the operating assets of 8 and 16 network partners, respectively. The assets acquired from these entities constituted substantially all of the operating assets of the network partners including parcel sorting hubs, vehicles and miscellaneous furniture and fixture, and assumption of their respective assembled workforces. The Group accounted for these acquisitions as business combinations.

Total consideration for 2014 acquisitions consisted of cash of RMB64,490 and 202,800,000 ordinary shares of ZTO Express at a determined per share fair value of RMB11.73. Total consideration for 2015 acquisitions consisted of cash of RMB57,673 and 26,336,657 ordinary shares of ZTO Express at a determined per share fair value of RMB48.64. The Group engaged a third party valuation firm to assist them with the valuation of ordinary shares as well as property, plant and equipment and intangible assets. The excess of the total cash and fair value of share-based consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible.

2014 Acquisitions of Network Partners

In January 2014, in connection with the Group’s 2013 Restructuring, the Group purchased 8 network partners located in various provinces in PRC, namely Henan, Sichuan, Hubei, Beijing, Guangdong and Hunan. The details of the considerations, fair value of fixed assets acquired and goodwill for the network partners acquired in 2014 are as follows:

	Henan	Sichuan	Hubei	Beijing	Guangdong and Hunan(1)	Total
Consideration:
Ordinary shares	70,390	70,390	234,399	758,100	1,245,903	2,379,182
Cash	953	5,170	6,804	2,044	49,519	64,490
Total	71,343	75,560	241,203	760,144	1,295,422	2,443,672
Fair value of fixed assets acquired	953	5,170	6,804	2,044	49,519	64,490
Goodwill	70,390	70,390	234,399	758,100	1,245,903	2,379,182

(1)                                 There are three entities in Guangdong, namely, Shenzhen Chengxin ZTO Industrial Co., Ltd., Guangzhou Xin ZTO Express Co., Ltd. and Dongguan Kaisheng ZTO Express Co., Ltd. The three network partners in Guangdong and one network partner in Hunan were owned by the same group of shareholders.

2015 Acquisitions of Network Partners

In October 2015, the Group purchased 16 network partners, consisting of the following:

6 network partners identified in the 2013 Restructuring that were previously accounted for under the equity method for cash consideration of RMB22,680 and 3,915,720 ordinary shares, determined to have a per share fair value of RMB48.64.

3 network partners in Fujian province previously accounted for under the equity method for cash consideration of RMB761 and 4,440,132 ordinary shares, determined to have a per share fair value of RMB48.64.

7 network partners owned and operated by unrelated third parties for cash consideration of RMB34,232 and 17,980,805 ordinary shares, determined to have a per share fair value of RMB48.64.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

3. Business Combination (Continued)

For the acquisitions of the 9 delivery companies which the Group had investments in these entities accounted for under the equity method, the Group’s existing equity interests in these entities were remeasured to a total aggregate fair value of RMB431,022, with the excess over the carrying amount recognized as gain on deemed disposal of equity method investments of RMB224,148 in the consolidated statements of comprehensive income. Each of the network partners acquired was insignificant individually and in aggregate.

The aggregated consideration, fair value of operating assets acquired and goodwill resulted for these acquisitions in 2015 are as follows:

2015
RMB
Consideration:
Ordinary shares	1,281,015
Cash	57,673
Total	1,338,688
Fair value of the Group’s existing equity interests at the time of acquisition	431,022
Less: Fair value of fixed assets acquired	57,673
Goodwill	1,712,037

The fair value of the ordinary shares was determined by the Group using generally accepted valuation methodologies, including the discounted cash flow approach, which incorporates certain assumptions including the financial results and growth trends of the Group, to derive the total equity value of the Group.

In accordance with ASC805, Business Combination, the Group’s pre-existing interest in these entities were remeasured at fair value, with a resulting gain in the amount of RMB224,148 recorded in earnings.

The fair value of the pre-existing interest in the equity method investment on the acquisition date is calculated by deducting the total fair value of additional equity interest acquired in these entities from the fair value of 100% equity interest in these entities at the date of acquisition by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of all equity interests in the acquired entities. The fair value of the entities acquired are estimated based on significant inputs which mainly include the financial results, growth trends of the Group and discount rate.

The identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The intangible assets acquired in these acquisitions were assembled workforce, client service capability and presence in geographic locations/market within PRC, which did not meet the separation criteria or the contractual-legal criteria, therefore, are not identifiable and not recognized apart from goodwill. The goodwill was assigned to the whole group as a result of these acquisitions.

Cash consideration of RMB50,697 and RMB87,766 was not paid as of December 31, 2014 and 2015, respectively, and has been recorded in acquisition consideration payables. Those amounts have been paid in 2016.

13,226,525 ordinary shares relating to the equity consideration exchanged for the 2015 acquisitions were not issued as of December 31, 2015. However, RMB643,338 relating to these non-contingent shares has been recorded as additional paid-in capital in the consolidated statements of changes in shareholders’ equity. Such shares have been issued in 2016.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

3. Business Combination (Continued)

The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2014 and 2015 assuming that all acquisitions occurred as of the beginning of period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

	Years ended December 31,
	2014	2015
	(Unaudited)	(Unaudited)
	RMB	RMB
Pro forma revenue	4,762,499	6,997,299
Pro forma income from operations	637,460	1,599,022
Pro forma net income attributable to the Group	434,133	1,154,382
Pro forma net income per share
Basic	0.72	1.86
Diluted	0.72	1.86

Pro forma net income attributable to the Group for the year ended December 31, 2015 excluded the gain of RMB224,148 on the deemed disposal of equity investments based on the assumption that the deemed disposal gain would not have resulted in this period, had the acquisitions been acquired as of the beginning of the period. It should not be included in the pro forma net income attributable to the Group for the year ended December 31, 2014 as such gain did not have a continuing impact.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

3. Business Combination (Continued)

Revenues and net income in the amount of RMB291,688 and RMB15,594, respectively, attributable to the network partners acquired in October 2015 were included in the consolidated statements of comprehensive income in 2015 since the acquisition date.

2016 Acquisition of Network Partner

In January 2016, the Group purchased the remaining 40% equity interest of Suzhou Zhongtong Express Ltd. (“Suzhou ZTO”) that was previously accounted for under the equity method for cash consideration of RMB30,660 and equity consideration of 600,000 ordinary shares, determined to have a per share fair value of RMB50.11. The total consideration is RMB60,726, and the goodwill resulted from this acquisition is RMB65,892.

As a result of acquiring Suzhou ZTO, the Group’s existing equity interests was remeasured to a fair value of RMB91,089, with the excess over the carrying amount recognized as gain on deemed disposal of equity method investment of RMB9,551 in the consolidated statement of comprehensive income for the year ended December 31, 2016. The acquisition of Suzhou ZTO was not material to the consolidated financial statements for the year ended December 31, 2016.

4. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Buildings	444,088	1,287,114
Machinery and equipment	202,674	719,947
Leasehold improvements	103,126	230,580
Vehicles	538,235	1,059,067
Furniture, office and electric equipment	81,653	152,973
Construction in progress	577,645	1,116,044
Total	1,947,421	4,565,725
Accumulated depreciation	(194,835)	(500,163)
Property and equipment, net	1,752,586	4,065,562

Depreciation expenses were RMB56,037, RMB145,276 and RMB301,668 for the years ended December 31, 2014, 2015 and 2016, respectively.

As at December 31, 2015 and 2016, the title certificates for certain buildings of the Group with an aggregate net book value of approximately RMB172,768 and RMB724,041, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

5. Land use rights, net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less.

	As of December 31,
	2015	2016
	RMB	RMB
Cost	847,915	1,352,963
Less: Accumulated amortization	(26,784)	(50,094)
Land use rights, net	821,131	1,302,869

Amortization expenses for land use rights were RMB7,977, RMB12,780 and RMB23,310 for the years ended December 31, 2014, 2015 and 2016, respectively.

As at December 31, 2015 and 2016, the title certificates for certain land use right of the Group with carrying value of approximately RMB3,881 and RMB11,239, respectively, has not been obtained.

6. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 were as follows:

Amount
RMB
Balance at January 1, 2015	2,379,182
Increase in goodwill related to acquisitions	1,712,037
Balance at December 31, 2015	4,091,219
Increase in goodwill related to acquisition of Suzhou ZTO	65,892
Balance at December 31, 2016	4,157,111

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

7. Investments in equity investees

The Group’s investments in equity investees comprise the following:

	As of December 31,
	2015	2016
	RMB	RMB
Investments accounted for under equity method:
Shenzhen Feng Chao Technology Ltd. (“Feng Chao”)(1)	92,468	—
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”)(2)	—	53,925
Feng Wang Investment Co., Ltd. (“Feng Wang”)(3)	50,237	49,170
Suzhou Zhongtong Express Ltd. (“Suzhou ZTO”) (Note 3)	81,538	—
Others	13,385	26,235
Total investments accounted for under the equity method	237,628	129,330
Investments accounted for under cost method:
Cai Niao Smart Logistics Network Limited (“Cai Niao”)(4)	50,000	163,419
Shenzhen Feng Chao Technology Ltd. (“Feng Chao”)(1)	—	149,230
Wheat Commune Group Inc. (“Wheat Commune)(5)	77,923	83,316
Others	11,880	11,880
Total investments accounted for under the cost method	139,803	407,845
Total investments in equity investees	377,431	537,175

(1)                                 Feng Chao

In June 2015, the Group entered into a subscription and contribution agreement with three other express delivery companies in PRC, to establish a new company named Feng Chao, which focuses on optimizing the delivery process, for example, by creating storage lockers for deliveries, innovating on the “last mile” delivery of express parcels. The capital contribution by the Group was RMB100 million in cash, representing 20% of the equity interest of Feng Chao. The Group has one board seat out of five of Feng Chao, and has significant influence on Feng Chao’s significant operating activities. Therefore, the investment is accounted for using the equity method. In May 2016, the Group entered into the capital increase agreement with Feng Chao, to increase its investment by RMB100,000 to maintain its equity shares in Feng Chao at 20%, which was closed in August 2016. In July 2016, to coordinate with the Feng Chao’s employee incentive plan, all the investors of Feng Chao has agreed to transfers totally 5% of equity interests of Feng Chao to the employee share holding platform. As a result, the Group agreed to sell 1% of its equity interests in Feng Chao with the consideration of RMB2,500. In November 2016, the Group quit the board seat of Feng Chao, and no longer has significant influence on Feng Chao’s significant operating activities. Thereafter, the Group accounts for this investment under cost method.

(2)                                 ZTO LTL

On August 22, 2016, the Group has entered into an investment agreement with ZTO LTL and Mr. Jianfa Lai to invest cash of RMB54,000 in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of the Group. Owing to the shareholders’ structure of ZTO LTL, the Group has significant influence on ZTO LTL’s significant operating activities. Therefore, the investment is accounted for using the equity method.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

7. Investments in equity investees (Continued)

(3)                                 Feng Wang

In December 2013, the Group entered into an agreement with other three top express delivery companies in China, to establish Feng Wang, which is to invest in the upstream industries and integrate resources across the express delivery value chain. The capital contribution by the Group was RMB50 million in cash, representing 25% of the equity interest of Feng Wang. In 2015, the Group’s equity interest to Feng Wang decreased to 20% due to the additional capital contributions from other shareholders of Feng Wang.

(4)                                 Cai Niao

In May 2013, the Group entered into an investment agreement with several prestigious e-Commerce firms, investment corporations and delivery companies, to launch a new company named Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across PRC. The Group invested RMB50 million in Cai Niao, and held 1% of its equity interests. In March, 2016, the Group subscribed for an additional 30,000,000 shares for consideration of RMB106 million pursuant to the share subscription agreement dated as of March 11, 2016 during the new round of financing by Cai Niao. The additional subscription did not change the percentage of equity interest the Group held in Cai Niao.

(5)                                 Wheat Commune

In December 2015, the Group entered into a share purchase agreement to obtain 7.45% equity interest in Wheat Commune for US$12 million (equivalent to RMB83 million). Wheat Commune is a leading Omni-channel platform providing comprehensive campus service in more than 100 cities across the country.

8. Short-term bank borrowing

Short-term bank borrowing consists of the following:

	As of December 31,
	2015	2016
	RMB	RMB
PRC domestic commercial banks	300,000	450,000
	300,000	450,000

On November 4, 2015, a PRC subsidiary of the Group entered into a short-term borrowing agreement for RMB300,000 with a commercial bank in the PRC with a fixed interest rate of 4.35% per annum. The borrowing was guaranteed by a related party and another PRC subsidiary of the Group and collateralized by certain of the Group’s assets. The Group fully repaid this borrowing in November 2016.

On January 1, 2016, the Group acquired Suzhou ZTO, which has an outstanding short-term borrowing amounting to RMB8,943 due on January 2017, with a fixed interest rate of 6.4% per annum. The Group repaid in full as of December 31, 2016.

On February 3, 2016, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB100,000 with a commercial bank in the PRC at a fixed interest rate of 4.785% per annum, then repaid in full in July 2016.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

8. Short-term bank borrowing (Continued)

On December 29, 2016, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB300,000 with a commercial bank in the PRC at a fixed interest rate of 4.35% per annum, collateralized by the letter of guarantee issued from the Group’s designated bank accounts by RMB333,264 for this short-term borrowings.

On December 29, 2016, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB150,000 with a commercial bank in the PRC at a fixed interest rate of 3.915% per annum.

9. Other current liabilities

Other current liabilities consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Payables related to property and equipment	68,900	574,811
Salary and welfare payable	417,777	483,888
Deposits from network partners(1)	380,776	470,642
Share unit awards payable (Note 11)	175,200	—
Construction deposits	37,190	30,342
Others	185,071	96,907
Total	1,264,914	1,656,590

(1)                                 Amount primarily represents the dispatching fee deposits collected from the pickup outlets operated by our network partners, which is refunded when the parcel is delivered to the recipients.

10. Income tax

Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in British Virgin Island are not subject to tax.

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary domiciled in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to statutory rate of 25%.

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

10. Income tax (Continued)

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Current tax expenses	282,795	414,952	762,540
Deferred tax	(80,309)	5,047	(30,553)
Total	202,486	419,999	731,987

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Years ended December 31,
	2014	2015	2016
PRC statutory income tax rate	25.00%	25.00%	25.00%
R&D super deduction	(0.35)%	(0.25)%	(0.18)%
Non-deductible expenses	9.12%	2.44%	0.72%
Expired tax loss	0.78%	—	—
Wavier of tax liabilities due to liquidation	(0.87)%	—	—
Non-taxable income	—	(3.20)%	(0.09)%
Different tax rate of group entities operating in other jurisdiction	—	—	0.58%
True up	—	—	(0.08)%
Others	(0.10)%	(0.02)%	—
	33.58%	23.97%	25.95%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2015 and 2016 are as follows:

	As of December 31,
	2015	2016
Deferred tax assets:
Accrued expense	64,398	80,099
Unrealized gain for intragroup transaction	7,146	5,587
Net loss carryforward	4,233	12,752
Government subsidy	1,550	1,468
Provision for allowance for doubtful accounts	513	1,281
Depreciation for property and equipment	3,166	7,843
Total deferred tax assets	81,006	109,030
Deferred tax liabilities:
Difference in basis of land use rights	(85,059)	(130,520)
Total deferred tax liabilities	(85,059)	(130,520)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, the management concluded that all the deferred tax assets could be utilized before its expiry. As such, no valuation allowances are provided to the deferred tax assets.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

10. Income tax (Continued)

As of December 31, 2016, the Group had tax loss carryforward in subsidiaries of RMB51,006 which will expire from 2019 to 2021.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2016, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was RMB1,434,218 and RMB3,238,472 as of December 31, 2015 and 2016, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2015 and 2016.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

11. Share-based compensation

On February 6, 2015, ZTO Express granted a total of 584,000 redeemable and contingently convertible share units to certain key employees. The key terms of these share unit grants are as follows:

•                  Participating employees are required to pay a subscription price of RMB100 per share unit at the date of grant.

•                  Participating employees have the right to request ZTO Express to repurchase their share units in January of each year subsequent to their subscription of the share units. The repurchase price is determined based on the original subscription price of RMB100 per unit plus a return based on a fixed compound annual rate of 35% for 2015, increasing by 5% in each of the following years. The annual return rate is capped at 50%.

•                  Upon termination of employment or retirement, participating employees have the right to request ZTO Express to repurchase their share units based on a pro-rated return determined by the number of days they held the share units during the year. If the employee does not request for a cash redemption at the time they terminate their employment with ZTO Express, the repurchase right is terminated.

•                  Participating employees do not have the option to convert their share units to equity of the ZTO Express. Conversion of these share units are contingent upon a qualified IPO. All outstanding units at the time of the Group’s IPO will be converted on ordinary shares based on a conversion ratio of 1:6. The repurchase provision terminates upon conversion of these share units to ordinary share upon IPO.

In conjunction with the 2015 Restructuring in August 2015, all outstanding share units granted and outstanding were converted to the share units of the Company with the same terms and conditions noted above. As of December 31, 2015, none of the share units was forfeited.

These awards are classified as liabilities and measured at fair value at the date of the grant and subsequently remeasured to fair value at the end of each reporting period. Changes in the fair value of the liabilities incurred for these awards are recognized as stock-based compensation.

The Group uses a binominal option pricing model to estimate the fair value of the share units granted. The fair value per unit was determined at the date of grant to be RMB147.10 and at December 31, 2015 to be RMB300.00 using the following assumptions:

	February 6, 2015	December 31, 2015
Expected volatility	25.1%	29.0%
Risk-free interest rate (per annum)	1.50%	1.51%
Risk-based interest rate (per annum)	6.00%	4.75%
Expected dividend yield	—	—
Expected term (in years)	1.9	1.0
Fair value of underlying ordinary shares	23.18	50.11

Total fair value of the awards at the date of grant and December 31, 2015 were RMB85,906 and RMB175,200, respectively. A total fair value adjustment of RMB116,800 was recorded as selling, general and administrative expenses in the consolidated statements of comprehensive income for the year ended December 31, 2015.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

11. Share-based compensation (Continued)

In June 2016, the Group established an employee share holding platform (the “Share Holding Platform”). The purpose of the Share Holding Platform is to allow employees of the Group in the PRC to receive equity share incentives. Zto Es Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Group’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES, each holding 25% equity interest in ZTO ES. At the time of establishment of these LLPs, Mr. Lai Meisong, chairman and chief executive officer of the Group, and his wife, Ms. Lai Yufeng agreed to serve as the general partner and sole limited partner of each of the four LLPs, respectively. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees. On behalf of the Group and subject to approval of board of director of the Company, Mr. Lai Meisong as the general partner of the LLPs, has the authority to select the eligible participants to whom awards will be granted; and determine the number of shares covered; establish the terms, conditions and provision of such awards.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. At the time of issuance, all shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived initially until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. Pursuant to the terms of the partnership agreement, a recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, the LLPs will sell the Company’s ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder’s rights associated with the Company’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner’s partnership interests as Ordinary Share Units and five Ordinary Share Units correspond to the indirect economic interest in one ordinary share of the Company.

Pursuant to a board of director resolution, on June 28, 2016, the following awards were approved to be granted to certain of Group’s employees:

•                  584,000 outstanding redeemable and contingently convertible share units were converted to 17,520,000 Ordinary Share Units, which correspond to 3,504,000 Company’s ordinary shares. This conversion is calculated based on the original conversion ratio of one redeemable and contingently convertible share units to six ordinary shares. Upon conversion to the Ordinary Share Units, the cash redemption right and contingent conversion right were terminated.

•                  5,270,820 Ordinary Share Units corresponding to 1,054,164 Company’s ordinary shares were transferred to certain employees to award them for past performance. Of these awards, 1,540,500 Ordinary Share Units were granted to one employee with a cash subscription payment of RMB10,000, and the remaining 3,730,320 Ordinary Share Units were granted to employees for no cash subscription.

•                  These Ordinary Share Units awards have no vesting conditions and can be transferred in accordance with the applicable limited liability partnership agreement.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

11. Share-based compensation (Continued)

The conversion of 584,000 redeemable and contingently convertible share units to Ordinary Share Units was accounted for as a modification in accordance with ASC 718, Compensation—Stock Compensation. As a result of the modification, the cash redemption clause and contingent conversion upon IPO clause were terminated. As the Group is not obligated to settle the Ordinary Share Units in cash, this modification changed the award’s classification from liability to equity. The fair value of the modified awards on the date of the modification was RMB236,181. Compensation cost of RMB60,981 representing the difference between the fair value of the modified awards on the date of modification and the fair value of the redeemable and contingently convertible share units as of December 31, 2015 was recorded as shared-based compensation expenses and included in selling, general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2016. As these Ordinary Share Units have no vesting condition, the total fair value of the modified award of RMB236,179 has been recorded as a credit to the additional paid in capital at the date of modification.

Total fair value of redeemable and contingently convertible share units awards at the date of grant and December 31, 2015 were RMB85,906 and RMB175,200, respectively. A total fair value adjustment of RMB116,800 was recorded as selling, general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2015.

The Group accounted 5,270,820 Ordinary Share Units (equivalent to 1,054,164 ordinary shares) as equity awards and measured them at fair value at the date of the grant in accordance with ASC 718. As these awards vested immediately at the date of grant, the Group recorded share-based compensation of RMB61,019 at the date of the grant based on a determined per share fair value of ordinary shares at RMB67.37 in the consolidated statement of comprehensive income for the year ended December 31, 2016.

A summary of changes in the ordinary share awards relating to the Share Holding Platform granted by the Group during the year ended December 31, 2016 is as follows:

	Number of ordinary shares under Incentive Platform	Weighted average grant-date fair value
Awarded and outstanding at January 1, 2016	—	—
Granted and vested	4,558,164	67.37
Vested and Outstanding at December 31, 2016	4,558,164	67.37

The fair value of Ordinary Share Units was based on the fair value of the underlying ordinary shares which was determined by using option-pricing method to allocate enterprise value to preferred and ordinary shares on a fully diluted basis. The method treats ordinary shares and preferred shares as call options on the enterprise’s value, with exercise prices on the liquidation preference of the preferred shares.

On June 20, 2016, the Board also approved a 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide appropriate incentives to the relevant directors, executive officers and other employees of the Company and its affiliates, pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2016 Share Incentive Plan shall be 3,000,000 ordinary shares. On the same date, the Company granted options to purchase 300,000 ordinary shares to certain executive of the Company at an exercise price of US$9.97 per share under the 2016 Share Incentive Plan. The options expire in 10 years from the date of grant and vest ratably at each grant date anniversary over a requisite service period of five years.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

11. Share-based compensation (Continued)

In September, 2016, the Board approved 2016 Share Incentive Plan (as amended and restated), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by our board of directors. Following the annual increase on January 1, 2017, of 3,000,000 shares, the award pool under the 2016 Plan is 6,000,000 shares.

The Group uses a binominal pricing model to estimate the fair value of the above options granted under the 2016 Share Incentive Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions:

	June 20, 2016
Risk-free interest rate	2.54%
Contract life	9.7
Expected volatility range	31.25%
Expected dividend yield	3.14%
Exercise multiple	2.8	x
Fair value of underlying ordinary shares on the date of option grants (RMB)	67.37

The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to contract life. The Group estimated dividend yield based on the average dividend yield of comparable peer companies.

A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended December 31, 2016 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic Value of option
Outstanding at January 1, 2016	—	—
Granted	300,000	69.22
Outstanding at December 31, 2016	300,000	69.22	9.17 years	471
Vested and exercisable at December 31, 2016	—	—	—	—
Vested and expected to vest at December 31, 2016	300,000	69.22	9.17 years	471

The weighted average grant date fair value of options granted during the year ended December 31, 2016 was RMB15.89. There were no options granted during the year ended December 31, 2015. As of December 31, 2016, there was RMB4,265 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 4.17 years. The total expense recorded in selling, general and administrative is RMB502 for the year ended December 31, 2016.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

12. Ordinary shares

As disclosed in Note 11, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Group’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding Ordinary Share Units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 10,841,836 ordinary shares transferred to ZTO ES are considered issued but not outstanding as of December 31, 2016.

Prior to the consummation of the IPO, on October 27, 2016, pursuant to the revised Articles of Association, the Company’s authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The authorized 10,000,000,000 share of the Company was comprised of 8,000,000,000 Class A ordinary shares, 1,000,000,000 Class B ordinary shares and 1,000,000,000 shares designated as the board of directors may determine. Upon such re-designation, the Company had 453,206,440 Class A ordinary shares issued and 442,364,604 Class A ordinary shares outstanding; and 206,100,000 Class B ordinary shares issued and outstanding. All of the Class B ordinary shares were held by the Chairman of the Company.

Upon the IPO in October 2016, the Company issued 72,100,000 Class A ordinary shares.

13. Earnings per share and dividends per share

The Group has used the two-class method of computing earnings per share as its Series A convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a pro-rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Upon the consummation of the Company’s IPO on October 27, 2016, the convertible redeemable preferred shares were automatically converted into Class A ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

13. Earnings per share and dividends per share (Continued)

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net income attributable to ZTO Express (Cayman) Inc.	406,426	1,331,755	2,053,855
Less:
Change in redemption value for redeemable preferred shares	—	(28,775)	(133,568)
Earnings attributable to participating securities	—	(12,157)	(71,819)
Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	406,426	1,290,823	1,848,468
Shares (Denominator):
Weight average ordinary shares outstanding—basic and diluted	597,882,740	599,373,273	634,581,307
Earnings per share—basic and diluted	0.68	2.15	2.91

Diluted earnings per share were computed using the two-class method for the years ended December 31, 2014 and 2015 as it is more dilutive than the if-converted method.

As of December 31, 2015, 30,079,918 convertible redeemable preferred shares were excluded from computation of diluted earnings per share as their effects would have been anti-dilutive. As of December 31, 2016, 300,000 share options were excluded from computation of diluted earnings per share as their effects would have been anti-dilutive.

13,226,525 non-contingent ordinary shares relating to the 2015 acquisitions that were not issued as of December 31, 2015 have been included in the calculations of basic and diluted earnings per share. Such ordinary shares have been issued in 2016.

10,841,836 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2016 and therefore not included in the calculation of basic and dilutive earnings per share.

Conversion of 584,000 redeemable and contingently convertible share units issued in February 2015 based on a conversion ratio of 1:6 are contingent upon an effective qualified IPO, a condition which is not met as of December 31, 2015. Therefore, these share units have been excluded from the denominator in the computation of basic and diluted EPS for the year ended December 31, 2015. On June 28, 2016, all the redeemable and contingently convertible share units have been converted to Ordinary Shares Units. The underlying ordinary shares associated with these Ordinary Share Units were included in the denominator in the computation of basic and diluted earnings per share for the year ended on December 31, 2016.

Cash dividend of RMB0.19 per share were declared and paid on September 14, 2015, to shareholders of record as of December 31, 2014.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

14. Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Tonglu Tongze Logistics Ltd and its subsidiaries	Majority equity interests held by the employees of the Group
Lai Yufeng	Spouse of chairman of the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Group
Fengwang Investments Ltd.	Group’s equity investee
Heilongjiang Ruston Express Ltd.	Group’s equity investee
Shanghai Kuaibao Network Technology Ltd.	Group’s equity investee
Quanzhou Zhongtong Express Ltd.	Group’s equity investee
Wuhan Chengxin Zhongtong Express Ltd.	Entity controlled by principal shareholders of the Group
Shanxi Zhongtong Daying Logistics Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Shenyang Changsheng Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Nanchang Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Tianjin Qianqiu Zhongtong Express Service Co. Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Shaanxi Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Jilin Zhongtong Daying Logistics Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Zhejiang Zhongtong Express Services Company Ltd.	Entity controlled by principal shareholders of the Group until October 31, 2014
Shanghai Zhongtongji Express Service Co., Ltd.	Entity controlled by principal shareholders of the Group until May 30, 2016
Suzhou Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in January 2016
ZTO Supply Chain Management Co., Ltd.	Group’s equity investee
Zto Es Holding Limited	Entity controlled by Chairman of the Group

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

14. Related party transactions (Continued)

(a)                                 The Group entered into the following transactions with its related parties:

	Years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Delivery revenue derived from
Quanzhou Zhongtong Express Ltd.	68,326	49,019	—
Suzhou Zhongtong Express Ltd.	10,622	14,922	—
Shenyang Changsheng Zhongtong Express Ltd.	10,607	14,257	—
Nanchang Zhongtong Express Ltd.	12,700	13,598	—
Tianjin Qianqiu Zhongtong Express Service Co., Ltd.	10,193	10,580	—
Shaanxi Zhongtong Express Ltd.	10,135	10,346	—
Shanxi Zhongtong Daying Logistics Ltd.	6,017	7,051	—
Jilin Zhongtong Daying Logistics Ltd.	4,902	5,869	—
Fengwang Investments Ltd.	1,604	849	—
Heilongjiang Ruston Express Ltd.	398	666	—
Zhejiang Zhongtong Express Services Company Ltd.	64,667	—	—
Total	200,171	127,157	—
Transportation service fees paid to
Tonglu Tongze Logistics Ltd and its subsidiaries	643,618	703,072	853,198
ZTO Supply Chain Management Co., Ltd.	—	—	12,779
Total	643,618	703,072	865,977
Purchases of supplies from
Shanghai Mingyu Barcode Technology Ltd.	80,904	80,395	88,884

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. At the time of issuance, all shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived initially until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. Pursuant to board of director resolutions, 5,158,164 of which ordinary share were granted by the Group during the year ended December 31, 2016. As of December 31, 2016, all shareholder rights associated with the remaining 10,841,836 ordinary shares were still waived. In September, 2016, Mr. Meisong Lai paid RMB11,789 to the Company as additional capital contribution recorded in additional paid-in capital in its consolidated balance sheets as of December 31, 2016.

On August 22, 2016, the Group has entered into an investment agreement with ZTO LTL and Mr. Jianfa Lai to invest cash of RMB54,000 in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of the Group. Owing to the shareholders’ structure of ZTO LTL, the Group has significant influence on ZTO LTL’s significant operating activities. Therefore, the investment is accounted for using the equity method.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

14. Related party transactions (Continued)

In 2014, the Group paid RMB213 million to certain principal shareholders of the Group who are also the owners of Zhejiang Zhongtong Express Services Company Ltd. to cease their delivery operations in Zhejiang province, PRC.

As part of the 2013 Restructuring and pursuant to an agreement executed between Shanghai Zhongtongji and ZTO Express, ZTO Express has agreed to pay a cash consideration of RMB222 million for the acquisition of substantially all of the operating assets and equity investments held by Shanghai Zhongtongji. In 2014, ZTO Express paid approximately RMB158 million of deposits and other expenses on behalf of Shanghai Zhongtongji after the acquisition of Shanghai Zhongtongji’s business. The Group has agreed with the shareholders of Shanghai Zhongtongji to net settle these two balances and a cash payment for the net amount of RMB64 million was made in 2014.

In 2013, Shanghai Zhongtongji provided RMB341 million of interest-free loan to ZTO Express to fund the registered capital injections for the establishment of ZTO Express’s subsidiaries. ZTO Express repaid the loan in 2014.

(b)                                 The Group had the following balances with its related parties:

	As of December 31,
	2015	2016
	RMB	RMB
Amounts due to
Tonglu Tongze Logistics Ltd. and its subsidiaries	84,646	121,540
Shanghai Mingyu Barcode Technology Ltd.	—	5,663
ZTO Supply Chain Management Co., Ltd.	—	4,222
Suzhou Zhongtong Express Ltd.	10,909	—
Quanzhou Zhongtong Express Ltd.	5,590	—
Shanxi Zhongtong Daying Logistics Ltd.	2,122	—
Total	103,267	131,425

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2015 and 2016, respectively.

(c)                                  The Group had the following balances with its related parties:

	As of December 31,
	2015	2016
	RMB	RMB
Amounts due from
Shanghai Kuaibao Network Technology Ltd.(1)	2,700	5,400
Lai Yufeng(2)	58,400	—
Tonglu Tongze Logistics Ltd. and its subsidiaries(3)	22,168	—
Shanxi Zhongtong Daying Logistics Ltd.(1)	2,297	—
Wuhan Chengxin Zhongtong Express Ltd.(1)	175	—
Total	85,740	5,400

(1)                          Other amounts due from related parties consisted of prepaid transportation fee and loans to related parties as of December 31, 2015 and 2016, respectively.

(2)                          As of December 31, 2015 and 2016, Ms. Lai Yufeng was holding RMB58,400 and nil, respectively in cash and cash equivalent on behalf of the Group.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

14. Related party transactions (Continued)

(3)                          As of December 31, 2015, the Group had an outstanding note receivable of RMB15,000, which bears interest of 20% per annum from Tonglu Tongze Logistics Ltd. and its subsidiaries (“Tonglu”). The amount, plus accrued interest of RMB1,500 was fully repaid to the Group in June 2016. The Group also prepaid transportation fee of RMB7,168 and nil to Tonglu as of December 31, 2015 and 2016, respectively. Historically, the Group’s employees have served as the key management of Tonglu, with compensation determined and paid by the Group. Such compensation paid has not been significant for the periods presented.

15. Commitments and contingencies

Operating Leases Commitments

The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During the three years ended December 31, 2014, 2015 and 2016, the Group incurred rental expenses amounting to RMB65,892, RMB105,235 and RMB146,780, respectively.

As of December 31, 2016, minimum lease payments under all non-cancellable leases are as follows:

Years ending December 31,
RMB
2017	198,556
2018	158,909
2019	140,287
2020	107,696
2021	92,936
2022 and after	514,173
Total lease commitment	1,212,557

Capital Commitments

The Group’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,477,441 as of December 31, 2016. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

The Group has not made adequate contributions to employee benefit plans, including retirements benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

16. Repurchase of ordinary share of ZTO Express

In November 2014, the Group repurchased an aggregate of 13,800,000 ordinary shares of ZTO Express from certain shareholders at RMB16.67 per share for total cash consideration of RMB230 million, which approximated fair value. Consideration of RMB46 million was not paid as of December 31, 2015 and 2016.

17. Convertible redeemable preferred shares

In 2015, the Company issued 30,079,918 shares of Series A preferred shares (“Preferred Shares”) at a per-share purchase price of about US$9.97 (equivalent to RMB64.58) for a total consideration of US$300 million (equivalent to RMB1,943 million) to a group of unrelated third party investors. Given the nature of certain key terms of the Preferred Shares as listed below, the Company has classified the Preferred Shares as mezzanine equity. The key terms of the Preferred Shares are as follows:

Conversion

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares based on a one-for-one basis at any time. The initial conversion price is the issuance price of Preferred Shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance. The Preferred Shares will be automatically converted into ordinary shares at the then applicable conversion price upon the earlier of (1) the closing of a Qualified Initial Public Offering (QIPO), which refers to a firm underwritten initial public offering of the Company’s ordinary shares for trading on the New York Stock Exchange, NASDAQ Global Market, Main Board of the Hong Kong Stock Exchange or any other stock exchange as approved by a majority of the Company’s shareholders; or (2) the date specified by written consent or agreement of majority holders of Preferred Shares.

Upon the closing of a QIPO, the conversion of the Preferred Share is subject to a Guarantee Return provision which is defined as below:

Upon consummation of a QIPO, valuation of Preferred Shares determined by reference to the per-share offering price in the QIPO shall not be less than the Guaranteed Return which is the lower of (i) the aggregate purchase price for the Preferred Shares subscribed prior to the consummation of a QIPO plus return on such investment calculated based on 25% per annual compound rate of return; or (ii) 200% of the aggregate purchase price for the Preferred Shares.

If the valuation of all or the portion of the Preferred Shares determined by reference to the offering price in the IPO shall be less than the Guaranteed Return upon the completion of the QIPO (such shortfall, the “Shortfall Amount”), the Company is obligated issue warrants to such preferred shareholders or have the conversion price or conversion rate applicable to the Preferred Shares automatically adjusted or cash or share compensation (at the election of preferred shareholders) shall be payable from the Company according to the shortfall amount.

The Group has determined that there was no beneficial conversion feature (“BCF”) attributable to the Preferred Shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date. The Group will reevaluate whether additional BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

Voting Rights

The Preferred Shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

17. Convertible redeemable preferred shares (Continued)

Dividends

The Preferred Shareholders participate in dividends on an as-converted basis and must be paid prior to any payment on ordinary shares.

Redemption

In the event that a QIPO has not been completed by August 18, 2019 (the fourth anniversary of the first closing date), holders of the Preferred Shares may at any time thereafter require that the Company redeem all or a portion of the Preferred Shares held by such holder at a redemption price per share equal to the sum of (i) an amount equal to the original issuance price plus annual rate of return of 8% from the date that such holder made payment to the Company, and (ii) all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions). Management of the Group evaluated on the issuance date of preferred shares that the redemption is probable to occur until the occurrence of the IPO. Therefore, the preferred shares were recorded at fair value on closing dates, and subsequently accreted to redemption value based on the terms stipulated in the shareholder agreement. Changes in the redemption value are recorded against retained earnings.

All of the preferred shares were converted to ordinary shares immediately upon the completion of the Group’s IPO on October 27, 2016.

The following is the rollforward of the carrying amounts of Preferred Share for the years ended December 31, 2015 and 2016:

Balance as of January 1, 2015	—
Issuance of Preferred Shares	1,948,080
Change in redemption value	28,775
Balance as of December 31, 2015	1,976,855
Change in redemption value	133,568
Conversion to ordinary shares upon IPO	(2,110,423)
Balance as of December 31, 2016	—

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the shareholders (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to all shareholders on parity with each other and shall be made ratably to the holders of the outstanding Preferred Shares and Ordinary Shares, on an as-converted to Ordinary Share basis determined pursuant to an Optional Conversion as of the time of such distribution.

18. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Group contributed RMB120,521, RMB253,561 and RMB168,688 for the years ended December 31, 2014, 2015 and 2016, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except for share and per share data)

19. Segment Information

The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

The Group’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

All of the Company’s revenues for the years ended December 31, 2014, 2015 and 2016 were generated from the PRC. As of December 31, 2015 and 2016, all of the long-lived assets of the Group are located in the PRC, and no geographical segments are presented.

20. Restricted Net Assets

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE.

The appropriation to these reserves by the Company’s PRC entities were RMB63,538, RMB91,633 and RMB180,976 for the years ended December 31, 2014, 2015 and 2016, respectively. The accumulated reserves as of December 31, 2015 and 2016 were RMB155,199 and RMB336,175, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2016, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,937,496.

21. Subsequent Events

On March 28, 2017, the Group granted restricted share units(“RSU”) to acquire 679,645 Class A ordinary shares of the Company at par value to certain director, executive offices and employees pursuit to the 2016 Share Incentive Plan. In addition, the Group also granted Ordinary Share Units through the Share Holding Platform corresponding to 789,150 Class A ordinary shares of the Company to certain executive officers and employees at nil value. These grants are subject to vesting ratably over a period of three years.