Form 20-F
period 2017-12-31
ZTO Express (Cayman) Inc.
filed 2018-04-24
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing one Class A ordinary share	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*

*              Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 721,646,552 ordinary shares outstanding, par value $0.0001 per share, being the sum of 515,546,552 Class A ordinary shares and 206,100,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☐ No

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

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2015, 2016 and 2017, summary consolidated balance sheet data as of December 31, 2016 and 2017 and summary consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Comprehensive Income Data:
Revenues	3,903,572	6,086,455	9,788,768	13,060,073	2,007,296
Cost of revenues	(2,770,530)	(3,998,737)	(6,345,899)	(8,714,489)	(1,339,392)
Gross profit	1,133,042	2,087,718	3,442,869	4,345,584	667,904
Operating income (expenses):
Selling, general and Administrative	(534,537)	(591,738)	(705,995)	(780,517)	(119,963)
Other operating income, net	1,796	33,249	32,104	183,368	28,183
Total operating expenses	(532,741)	(558,489)	(673,891)	(597,149)	(91,780)
Income from operations	600,301	1,529,229	2,768,978	3,748,435	576,124
Other income (expenses):
Interest income	3,408	15,091	44,791	166,325	25,564
Interest expense	(798)	(16,392)	(12,986)	(15,668)	(2,408)
Gain on deemed disposal of equity method investments	—	224,148	9,551	—	—
Impairment of investment in equity investee	—	—	—	(30,000)	(4,611)
Foreign currency exchange gain/(loss)	—	—	9,977	(48,149)	(7,400)
Income before income tax and share of profit (loss) in equity method investments	602,911	1,752,076	2,820,311	3,820,943	587,269
Income tax expense	(202,486)	(419,999)	(731,987)	(646,361)	(99,344)
Share of profit (loss) in equity method investments, net of tax of nil	5,578	(459)	(36,721)	(15,682)	(2,410)
Net Income	406,003	1,331,618	2,051,603	3,158,900	485,515
Net loss attributable to noncontrolling interests	423	137	2,252	763	117
Net income attributable to ZTO Express (Cayman) Inc.	406,426	1,331,755	2,053,855	3,159,663	485,632
Change in redemption value of convertible redeemable preferred shares	—	(28,775)	(133,568)	—	—
Net income attributable to ordinary shareholders	406,426	1,302,980	1,920,287	3,159,663	485,632

Net earnings per share attributable to ordinary shareholders
Basic	0.68	2.15	2.91	4.41	0.68
Diluted	0.68	2.15	2.91	4.40	0.68
Weighted average shares used in calculating net earnings per ordinary share
Basic	597,882,740	599,373,273	634,581,307	717,138,526	717,138,526
Diluted	597,882,740	599,373,273	634,581,307	717,599,562	717,599,562
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	—	(13,749)	308,398	(590,545)	(90,765)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	406,426	1,318,006	2,362,253	2,569,118	394,867

	As of December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	163,359	2,452,359	11,287,789	5,425,024	833,811
Short-term investment	—	—	—	5,224,559	803,000
Advances to suppliers	178,671	347,680	646,666	263,574	40,511
Prepayments and other current assets	126,800	211,724	379,055	719,983	110,659
Non-current assets:
Property and equipment, net	925,868	1,752,586	4,065,562	6,473,010	994,883
Goodwill	2,379,182	4,091,219	4,157,111	4,241,541	651,913
Total assets	4,974,125	10,582,223	23,403,738	25,827,638	3,969,634
Liabilities, mezzanine equity and equity
Current liabilities:
Short-term bank borrowing	250,000	300,000	450,000	250,000	38,424
Other current liabilities	539,257	1,264,914	1,656,590	2,281,067	350,593
Total liabilities	1,578,422	2,736,002	3,652,991	4,386,321	674,164
Total liabilities, mezzanine equity and equity	4,974,125	10,582,223	23,403,738	25,827,638	3,969,634

	Years Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,071,751	2,133,941	2,572,243	3,630,684	558,026
Net cash used in investing activities	(1,116,299)	(1,449,746)	(3,085,040)	(8,294,547)	(1,274,849)
Net cash provided by/used in financing activities	171,064	1,869,331	9,415,093	(1,061,558)	(163,158)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	1,877	302,097	(424,000)	(65,167)
Net change in cash, cash equivalents and restricted cash	126,516	2,555,403	9,204,393	(6,149,421)	(945,148)
Cash, cash equivalents and restricted cash at beginning of year	36,843	163,359	2,718,762	11,923,155	1,832,555
Cash, cash equivalents and restricted cash at end of year	163,359	2,718,762	11,923,155	5,773,734	887,407

Exchange Rate Information

Our reporting currency is Renminbi because our business is mainly conducted in China and most of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate in effect on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

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

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

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

•                  the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers shopping experience (“New Retail”); and

•                  changes in laws and regulations, as well as government policies that govern the e-commerce industry in China.

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

As of December 31, 2017, we had over 3,800 direct network partners and over 5,700 indirect network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers, but the interest of a network partner may not be entirely aligned with ours or with that of other network partners at all times. We enter into cooperation agreements with our direct network partners, many of which sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. We manage our business relationships with direct network partners through cooperation agreements, which provide for performance incentives along with periodic evaluations. The sub-contracting of indirect network partners is subject to our consent. However, we may not be able to manage business outcome as effectively as if we had owned these network partners or operated their business directly. Particularly, as we do not enter into agreements with our indirect network partners, we are unable to exert a significant degree of influence over them.

Our network partners and their employees have a significant amount of direct interactions with our end customers, and their performance directly affects our brand image. However, we do not directly supervise them in providing services to end customers. Although we have established and issued service standards across our network and provided training to the employees and personnel of our network partners from time to time, we may not be able to successfully monitor, maintain and improve their quality of service. In the event of any unsatisfactory performance by our network partners and/or their employees, we may experience service disruptions and our reputation may be materially and adversely affected. Furthermore, our network partners may fail to implement sufficient control over the pickup and delivery personnel who work at the outlets in connection with their conduct, such as proper collection and handling of parcels and delivery service fees, adherence to customer privacy standards and timely delivery of parcels. As a result, we or our network partners may suffer financial losses, incur liabilities and suffer reputational damages in the event of theft or late delivery of parcels, embezzlement of delivery service fees or mishandling of customer privacy.

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

We operate in a highly competitive and fragmented industry. We compete primarily with leading domestic express delivery companies including SF Express, STO Express, YTO Express, Yunda Express, Best Express as well as EMS. We compete with them based on a number of factors, including network stability, business model, operational capabilities, infrastructure capacity, cost control and service quality. In particular, we have historically experienced declines in the delivery service market prices and may face downward pricing pressure again. If we and our network partners cannot effectively control our costs to remain competitive, our market share and revenue may decline. Additionally, if we have to subsidize our network partners to increase our network partners’ competitiveness, our gross margin may decline. Our competitors may reduce their charge rates to gain business especially during time of slowing economic growth or in regions where customers are relatively more concentrated. Such rate reductions may limit our ability to maintain or increase our rates and operating margins or achieve growth in our business.

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

Our daily operations rely heavily on the orderly performance of our sorting hubs and the outlets operated by our network partners. Any service disruption of the sorting hubs or the outlets due to failure in their automated facilities, under-capacity during peak parcel volume periods, force majeure events, third-party sabotage, dispute with us or any third party, employee delinquency or strike, governmental inspection of properties or governmental orders that mandate any service halt or temporary or permanent shutdown would adversely impact our business operations. For example, any ad hoc regulatory inspection by local authorities, such as environmental safety and security checks, on any of our facilities or our network partners’ service outlets may cause business disruption and delay in the processing and delivery of parcels. If we are required by governmental authorities to make changes to our facilities or relocate any of our facilities or our network partners’ service outlets, the operating costs of us and our network partners may increase as a result. In case of any service disruption by sorting hubs or outlets, parcel sorting or parcel pickup and delivery at the applicable sorting hubs or outlets may be delayed, suspended or stopped. Parcels will need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and errors in delivery. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and spread adverse effects further across our network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.

The satisfactory performance, reliability and availability of our technology system is critical to ensure high-quality customer services. We rely on our centralized technology systems, which consists of our Zhongtian system, our transportation management system, our settlement system, our finance system and other mobile apps connecting our network partners to efficiently operate our network. These integrated systems support the smooth performance of certain key functions of our business, such as order tracking, fleet dispatching and management, route planning, and fee settlement. In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrades to our technology systems and to introduce innovative additions to meet changing operational needs. While continuing to invest in information technology and equipment to enhance operational efficiency and reliability is part of our growth strategies, our historical spending on technology has been low compared to certain major global logistics companies. Such level of expenditure may not be sufficient to fully support our expanding business needs. Failure to maintain sufficient spending on technology systems could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive. Any problem with the functionality and effectiveness of our systems could result in unanticipated system disruptions, slower response time, impaired user experiences, delay or inaccurate reporting in operating and financial information.

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

We engage outsourcing firms to provide outsourced personnel for our operations and have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations.

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2017, over 28,000 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms only and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is more limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with our instructions, policies and business guidelines, our market reputation, brand image and results of operations could be materially and adversely affected.

Our agreements with the outsourcing firms provide that we are not liable to the outsourced personnel if the outsourcing firms fail to fulfill their duties to these personnel. However, if the outsourcing firms violate any relevant requirements under the applicable PRC labor laws, regulations or their employment agreements with the personnel, such personnel may claim compensation from us as they provide their services at our network facilities. As a result, we may incur legal liability, and our market reputation, brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

We face risks associated with the parcels handled through our network and risks associated with transportation.

We handle a large volume of parcels across our network, and face challenges with respect to the protection and examination of these parcels. Parcels in our network may be stolen, damaged or lost for various reasons, and we and/or our network partners may be perceived or found liable for such incidents. In addition, we may fail to screen parcels and detect unsafe or prohibited/restricted items. There had been certain historical incidents where our network partners were found to have failed to strictly implement parcel screening procedures and allowed controlled items to be mailed through our network. As a result, the operation of such network partner was suspended by the China postal authorities. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, injure recipients and harm the personnel and damage properties. Furthermore, if we fail to prevent prohibited or restricted items from entering into our network and if we participate in the transport and delivery of such items, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may be further subject to civil liabilities.

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

Our long-term growth and competitiveness are highly dependent on our ability to control costs and maintain or raise prices.

To maintain competitive pricing and enhance our profit margins, we must continually control our costs. Effective cost-control measures have a direct impact on our financial condition and results of operations. We have adopted various such measures, and will continue to add new ones as necessary and appropriate. For example, transportation costs can be reduced through the choice of vehicles and optimization of transportation routes, and labor costs can be reduced through automation. However, the measures we have adopted or will adopt in the future may not be as effective as expected in improving our financial condition and results of operations. Although we slightly increased our delivery service prices in 2017, we do not intend to adopt aggressive pricing policies to compete with our competitors which is not beneficial to long-term growth. There have historically been declines in the delivery services fees charged by our network partners to parcel senders partially due to market competition. Our gross profit per parcel is also affected by a variety of other factors, such as a decline of the average weight of parcels we handle, an increase in the adoption of digital waybills which have a lower charge rate than tranditional paper waybills, an increase in delivery services directly provided to certain enterprise customers, and changes in our operating model such as the direct shipping model, whereby some parcels are directly shipped by certain volume-qualified network partners to our destination sorting hubs without going through our origination sorting hubs, thus reducing overall delivery time and operating costs but lowering our revenues. If we are not able to effectively control our cost and adjust the level of network transit fees based on operating costs and market conditions, our profitability and cash flow may be adversely affected.

We outsource part of our line-haul transportation capacity to our related party and use their services.

We outsource part of our line-haul transportation needs to Tonglu Tongze Logistics Ltd., or Tonglu Tongze, which is a transportation operator that works exclusively for us. Tonglu Tongze had a fleet of around 1,200 trucks as of December 31, 2017. In 2015, 2016 and 2017, we incurred RMB703.1 million, RMB853.2 million and RMB809.4 million (US$124.4 million), respectively, of transportation service fees to Tonglu Tongze and its subsidiaries and had RMB84.6 million, RMB121.5 million and RMB105.8 million (US$16.3 million) of accounts payable due as of December 31, 2015, 2016 and 2017, respectively. Certain of our employees and certain employees of Tonglu Tongze beneficially owned 75.6% and 15.8% equity interest in Tonglu Tongze as of December 31, 2017, respectively. Therefore, we treat Tonglu Tongze as our related party and we expect to continue to rely on its services. In light of the materiality of Tonglu Tongze’s continued service to us, we may face a number of risks and uncertainties associated with our transactions with them. There is no assurance that (i) their service will continue to be available to us on an exclusive basis or at all, (ii) their service quality will not materially deteriorate, (iii) they will not unilaterally increase their service pricing, (iv) the quality of their service will be sustained, (v) there will not be any wrongdoing or misconduct by their employees or by it which would materially adversely affect their service, or (vi) we can continue to maintain good relations with Tonglu Tongze with respect to future transportation services. Any deterioration to their services or relations with us may adversely affect our overall business and results of operations.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Post Bureau and the Ministry of Transportation. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, and we may fail to fully comply with these regulations. See also “PRC Regulation.” For example, the PRC Postal Law indicates that express delivery companies cannot engage in “posting and mail delivery business exclusively operated by postal enterprises.” However, PRC law does not provide a definition for “posting and mail delivery business exclusively operated by postal enterprises.” If the authorities define such term in the future and if the parcels that we deliver fall into the defined category, we may be considered in violation of such regulation. Further, certain of our network partners carry out their express delivery services while they are still in the process of obtaining Courier Service Operation Permits, and since they use our brand in their businesses, we may be subject to fines or order of rectification as a result. Noncompliance with applicable laws, regulations and policies by us or our network partners may materially and adversely impact our business, reputation, financial condition and results of operations.

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018 and will take effect on May 1, 2018, we are subject to some updated requirements in operating our express delivery business, including but not limit to: (i) we are required to file with the local post administrations for record for opening express delivery terminal outlets; (ii) in case we intend to suspend operating express delivery services, we shall make public announcement, submit a written notice to the postal administrative departments, return the Courier Service Operation Permit and make proper arrangement on undelivered express parcels; (iii) we shall not sell, reveal or illegally provide any information of client and we shall take remedial measures and report to the local post administrations in case the information of client is revealed or may be revealed; (iv) we shall verify the identity of senders and register their identity information when receiving express parcels and shall not receive their express parcels where senders refuse to furnish identity information or furnish false identity information; (v) Clients may claim compensation from us due to any delay, missing, damage or shortage of express parcels done by our network partners, since they use our trademark, corporate name and express waybill. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this new regulation. We cannot assure that we will be in compliance with all of the regulations, and we may be required to rectify. Otherwise, we may be subject to fines, suspension of business for rectification or revoke of Courier Service Operation Permit.

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the PRC Ministry of Transport, which took effect on September 21, 2016, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. The operation of our truck fleet is subject to this new regulation. Since the effectiveness of this new regulation, we were subject to fines of approximate RMB300,000 in total for over-capacity of our trucks. We have not been required to modify or replace any of our trucks. While we expect to gradually reduce the number of non-complying trucks, we cannot assure that all of our trucks will be in compliance with the regulation, and we may be required to modify noncomplying trucks to reduce their length or purchase new ones to replace them. Otherwise, we may be subject to additional penalties under this regulation if we continue to operate those trucks that exceed the limits set forth in the regulation.

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

After obtaining the Courier Service Operation Permit, an enterprise is further required to maintain its express delivery service operations during the validity of such permit. Where the permit-holder does not operate any express delivery services for a period of time over six months without due grounds after obtaining the Courier Service Operation Permit, or suspends its business for more than six months without authorization, the postal administrative departments may cancel the Courier Service Operation Permit of such holder. As of December 31, 2017, nine of our consolidated affiliated entities have not been in operation of express delivery service for more than six months. As a result, their Courier Service Operation Permits may be cancelled by the relevant regulatory authorities, although we are currently not aware of any such cancellation or notice of cancellation. If we become subject to such penalty, our business, results of operations, financial condition and prospects could be adversely affected.

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

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For instance, a draft Law of E-commerce are under consultation as of the date of this annual report, which may establish additional standards in the express delivery industry. Further, the State Council also promulgated the Interim Regulations on Express Delivery on March 2, 2018. The interim regulations, which will take effect on May 1, 2018, stipulate new requirements and filing procedures for courier service operator in operating new express delivery terminal outlets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

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

In order to carry out our strategies and expansion plan, we made significant capital expenditures on acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the consolidation and organic growth of our business. We paid an aggregate of approximately RMB1.5 billion, RMB2.7 billion and RMB2.8 billion (US$434.5 million) in 2015, 2016 and 2017, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. To facilitate our future expansion, including the entry into new sectors such as less-than-truckload business, we may need to continue to make substantial capital expenditures.

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

Fuel cost and transportation expenses incurred in relation to the use of third-party transportation services are major components of our operating costs. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. Fuel prices in China have increased and may continue to rise in future periods. In addition, third-party transportation expenses also increased disproportionally in the fourth quarter of 2017 due to a shortage of transportation capacity and fuel price increase in the market. In the event of significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges. As a result, our operating margin and the market price of our ADSs may be adversely affected.

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

To consolidate and optimize our delivery capacity in key geographic areas within China, in 2014 and 2015, we acquired substantially all of the assets from eight and 16 delivery companies, respectively. We acquired 60% equity interest in a network partner in January 2014, which was accounted for as equity method investment. In January 2016, we acquired the remaining minority equity interest in this network partner. In the fourth quarter of 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries in order to expand our service offering to meet evolving needs of our customers from both at home and abroad. We have recorded goodwill as a result of these acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2015, 2016 and 2017.

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

We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

The title defects with respect to or encumbrances on certain land and buildings may cause interruptions to our business operations.

We have not obtained land use rights with respect to three land parcel currently used by us and we have not obtained ownership with respect to 92 buildings currently used by us, including 63 buildings used as sorting facilities and 29 buildings used for general and administrative purposes. We are in the process of applying for the registration of the land use right and property ownership. We expect to complete the registration of the land use rights of two parcels of land and ownership of 10 of those buildings by December 2018. We are currently unable to estimate the length of time required to register the land use rights of the remaining one land parcel and the ownership of the five buildings thereon, which are used as part of our corporate headquarters in Shanghai due to the lack of clarity in the local authority’s relevant policies. We have, however, obtained the land use right of an adjacent land parcel and have started to construct new buildings thereon, which can, upon their completion, replace those five office buildings when necessary. However, until we obtain use or ownership rights to such land and buildings, we could be compelled to return the land to relevant government authority while the buildings located on such land could be confiscated or demolished. In addition, a fine up to RMB30 per square meter may be imposed on us. Moreover, in the event that any land use right and/or building we own is mortgaged to banks and the mortgage holder forecloses on the mortgage and transfers the property to a third party, we may be forced to relocate these facilities. This could disrupt our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of March 31, 2018, approximately 26.8% of the lessors of our leased sorting hubs and offices have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property ownership certificates or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

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

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the relevant regulations, we are required to file our cooperation arrangements with network partners with the Ministry of Commerce or its local counterparts, but we have not made such filings. As of March 31, 2018, we have not received any order from any governmental authorities to make such filing. If relevant authorities determine that we have failed to report franchising activities in accordance with the regulations, we may be subject to fines ranging from RMB10,000 to RMB50,000 and if we fail to comply within the rectification period determined by the competent governmental authority, we may be subject to an additional fine ranging from RMB50,000 to RMB100,000 and the relevant authority may issue a public reprimand.

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services. According to the Guidance Catalogue of Industries for Foreign Investment (most recently revised in 2017), foreign investment is prohibited in the establishment of any postal enterprise and in domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to operate domestic mail delivery services in China. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through ZTO Express, our consolidated affiliated entity, and its subsidiaries. Shanghai Zhongtongji Network, our wholly-owned subsidiary in China, has entered into a series of contractual arrangements with ZTO Express and its 43 shareholders, which enable us to (1)exercise effective control over ZTO Express, (2)receive substantially all of the economic benefits of ZTO Express, and (3)have an exclusive option to purchase all or part of the equity interests and assets in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we have control over and are the primary beneficiary of ZTO Express and hence consolidate its financial results as our variable interest entity under U.S. GAAP.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. In recent years, regulatory and administrative measures over various areas such as environmental protection and fire safety have tightened and enhanced in China. While such development is beneficial to the operation of business in China over the long run, PRC-based companies may experience temporary business disruption and incur increased compliance costs in the short run.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a)any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b)each of our PRC subsidiaries may not procure loans which exceed (i)the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches, or (ii)the specified upper limited calculated by using a risk-weight approach. Any medium or long term loan to be provided by us to our variable interest entity must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i)the primary location of the day-to-day operational management is in the PRC; (ii)decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii)the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv)at least 50% of voting board members or senior executives habitually reside in the PRC.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. According to SAT Public Notice 7, where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, effective on December 1, 2017, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 and SAT Announcement 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Announcement 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state”, or HNTE which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Zhongtongji Network Technology Co. Ltd., or Shanghai Zhongtongji Network, our wholly-owned subsidiary, was recognized by relevant PRC government authorities as a “high and new technology enterprise,” or HNTE, in December 2017 and therefore became eligible for the preferential 15% enterprise income tax rate from January 1, 2017 to December 31, 2019 upon its filing with the relevant tax authority. The continued qualification of Shanghai Zhongtongji Network as an HNTE is subject to a three-year review by the relevant authorities in China. We cannot assure you that Zhongtongji Network will continue to qualify as a HNTE when it is subject to review in the future. Should Zhongtongji Network lose this qualification for any reason, it will no longer enjoy the 15% preferential tax rate, and its applicable enterprise income tax rate may increase to 25%. If Zhongtongji Network does not maintain its status as a HNTE, our financial condition and results of operation could be materially and adversely affected.

We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We operate 76 sorting hubs across China as of December 31, 2017. We registered branch offices in all of the cities where we have sorting hubs as of the date of this annual report. However, we may expand our delivery network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be adversely affected.

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

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated on March 1, 2014, the number of dispatched workers hired by an employer may not exceed 10% of the total number of its employees. As of December 31, 2017, the number of dispatched workers in all of the subsidiaries of our variable interest entity and our PRC subsidiaries was below 10% of the total number of their employees. However, since the application and interpretation of the amended PRC Labor Contract Law and the Interim Provisions on Labor Dispatch are limited and uncertain, we cannot assure you the type of work that our dispatched workers perform will be deemed as temporary, auxiliary or substitute work under the PRC Labor Contract Law. If we fail to keep the number of our dispatched workers to below 10% or if we are found to be in violation of any other requirements under the amended Labor Contract Law or the Interim Provisions on Labor Dispatch, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the dispatched workers. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e)of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

The trading price of our ADSs has ranged from US$11.14 to US$18.08 per ADS in 2017. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by Mr. Meisong Lai, holds 206,100,000 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Meisong Lai holds 80.3% of the aggregate voting power of our company as of March 31, 2018. As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholders equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2018, our directors and officers collectively own an aggregate of 86.3% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We intend to retain most of our available funds and any future earnings to fund the development and growth of our business. Unless otherwise disclosed in this annual report, we do not expect to pay any cash dividends in the foreseeable future. You should not rely on an investment in our ADSs as a source for any future dividend income.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i)the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii)the Section s of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii)the Section s of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv)the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We are named as a defendant in a putative shareholder class action lawsuit in the United States, and we may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1)at least 75% of its gross income for such year consists of certain types of “passive” income; or (2)at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

In July 2015, ZTO Express (Hong Kong) Limited established a wholly-owned PRC subsidiary, Shanghai Zhongtongji Network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China, we carry out our express delivery business through ZTO Express, a domestic PRC company, equity interests in which are held by PRC citizens and companies established in China. Shanghai Zhongtongji Network entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement, a voting rights proxy agreement, as described in more detail below, irrevocable powers of attorney and an exclusive consulting and services agreement, with ZTO Express and its shareholders, and obtained spousal consent letters by the spouses of six key shareholders of ZTO Express. These shareholders are Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, collectively holding 73.8% of equity interest in ZTO Express.

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

We announced a US$300 million share repurchase program in 2017 and repurchased 9,759,888 ADSs at an average purchase price of US$14.12 under this program in 2017, including repurchase commissions.

Our principal executive offices are located at Building One, No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. Our telephone number at this address is +86 21 5980-4508. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                    Business Overview

We are a leading express delivery company in China. We provide express delivery service through our nationwide network as well as other value-added logistics services. We have a delivery network in China covering over 98.0% of China’s cities and counties as of December 31, 2017.

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

Express delivery service pricing

The network transit fees we charge our network partners for the express delivery services we provide to them primarily consist of (i)a fixed amount for a waybill attached to each parcel and (ii)a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. We determine our pricing based on the operating costs of our business, while also considering other factors including market conditions and competitions as well as our service quality. Our service pricing may also be affected by market conditions and competition faced by our network partners. There has historically been declines in delivery service fees charged by our network partners, partially due to market competition. Based on the market conditions and our cost base, we may evaluate and adjust our service pricing from time to time.

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

Finance lease services

We also offer finance leases to help certain network partners and transportation service providers grow their business. We normally enter into accounts receivable factoring arrangement with certain transportation service providers who meet our credit assessment requirements. Under the factoring arrangement, the transportation service provider transfers their accounts receivables to us with recourse in return for short-term funding from us to meet their working capital needs from time to time. In addition, we provide lease financing to certain network partners for their purchase of logistics equipment through a sale-leaseback arrangement. Under those circumstances, we are able to receive guarantees from the beneficial owners of the transportation service providers or the network partners and take as collateral relevant operating assets which we can repossess in the event of a default. As all parties to which we provide financial services are participants in our ecosystem, we have substantial knowledge about their business and operations and hence can manage related credit risks. Currently finance lease is not a significant part of our business activities in terms of revenue, net income, or assets.

Our Network and Infrastructure

Our network consists of our directly operated core sorting hubs and line-haul transportation network and network partner-operated outlets across China.

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network that we operate. They collect parcels from outlets within their respective coverage area, sort them according to their destinations and dispatch them to the destination sorting hub. As of December 31, 2017, we operate 76 sorting hubs and our business partners operate six sorting hubs. The remaining six sorting hubs are located in remote areas in China and we work closely with their independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

Thirty-five of the sorting hubs operated by us are located on the premises we own and 41 on leased premises. We plan to acquire more land for our sorting hubs to invest for long-term and more stable operations on land that we own. In connection with our enterprise customer services, from time to time we provide temporary warehousing services to our key account customers to store their products close to their target demographics.

Line-haul transportation network

We connect our sorting hubs with over 2,000 well-planned line-haul routes. We utilize a self-owned fleet, a fleet majority owned by our employees and contracted vehicles to form our line-haul transportation network responsible for the long-distance, high-capacity transportation of parcels. We control the route planning and vehicle dispatch of our entire line-haul transportation system.

Our fleet consists of more than 3,600 self-operated trucks, approximately 1,800 of which are high capacity 15-17 meter long models as of December 31, 2017. We outsource part of our line-haul transportation to Tonglu Tongze, a transportation operator that works exclusively for us. Tonglu Tongze has a fleet of approximately 1,200 trucks as of December 31, 2017. Certain of our employees, employees of Tonglu Tongze and other shareholders beneficially own 75.6%, 15.8% and 8.6% of Tonglu Tongze as of December 31, 2017, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders who do not hold equity interests in Tonglu Tongze, to exercise all of their shareholder rights (except dividend rights). Daily operations of Tonglu Tongze are managed by its own employees. Tonglu Tongze purchases vehicles with its own funds, and they implement their fleet’s truck dispatching plans according to our network needs. The price we pay to Tonglu Tongze is based on our market insights on cost factors. We use the same criteria and standards for pricing when we contract independent third-party transportation companies. We typically use the Tonglu Tongze fleet for round-trip transportation. We also contract other independent third-party transportation companies for additional capacity. In most of those cases, we use their services for single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition and other criteria of the candidates to select only reliable providers.

Pickup and delivery outlets

Our outlets are all operated by our network partners and not owned by us. The network partners primarily provide the pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders generated within that area. As of December 31, 2017, our network had over 29,000 outlets nationwide. Our outlets cover 98.0% of China’s cities and counties as of December 31, 2017.

Our Network Partner Model

Our network partners own and operate the business of the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

As of December 31, 2017, we had over 3,800 direct network partners who have entered into cooperation agreements with us. These agreements generally have a term of three years and the direct network partner may elect to renew the agreement upon expiration if it remains in our network. Our network partners pay us recurring network transit fees for the express delivery services we provide to them. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the cooperation terms. A direct network partner is also required to place a deposit with us as guarantee for its performance. We authorize our direct network partners to carry out express delivery business under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

Together with our network partners, we mainly serve e-commerce merchants and other express service users as our end customers. A significant portion of our end customers are merchants on China’s e-commerce platforms. We also provide direct pickup services to certain enterprise customers without going through the pickup outlets of our network partners, which are typically larger, nationwide brands with customized requirements for express delivery services. Under those circumstances, we collect the full amount of delivery service fees from those enterprise customers and pay a portion of the fees to the delivery outlets of our network partners for the last-mile delivery services they provide.

Customer Service

We believe our superior customer service enhances our customer loyalty and brand image. Our network partners directly interact with our end customers, and we provide ongoing training and conduct regular performance reviews to ensure that they provide quality customer services.

We also operate a call center system providing real-time assistance by our representatives during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our call center representatives for further handling. Our call center is localized with branch offices in over 23 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use the same call system and database. Our call system automatically forwards incoming calls to the local branch near the caller’s location. Our approximately 845 call center representatives adhere to the same customer service standards nationwide and their local knowledge contributes to enhanced customer service effectiveness. We provide regular trainings to our representatives and review the callers’ level of satisfaction with their service. At the end of each call, we ask the caller to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction. For each complaint, we strive to provide a response within seven days.

Information Technology and Intellectual Property

We have built our properitary system with open and mainstream technologies and have refined and tailored them to suit our operational needs. We design and utilize our technology systems to enhance the efficiency and scalability of our network. They play an important role in the success of our business. The principal components of our technology system include:

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

Since 2016, we have established a digital product innovation system with eight major digital product lines, covering end-to-end online and offline processes of customer engagement, customer care, franchisee enablement, sorting hub operation, transportation, finance, smart mobility equipment and e-collaboration. This system has enabled around 100 business applications throughout our information technology platform.

We have a suite of technologists focusing on applying new features to enable fast digital product iteration, such as micro-service architecture, deep learning and AI, big data, private and hybrid cloud, DevOps etc. We have developed proprietary algorithms for order dispatching and forecasting, as well as capabilities of real-time monitoring of information systems, automatic failure detection and recovery and high-throughput processing of 100-million orders in a single day.

In 2017, we established our professional teams for quality improvement, big data and advanced algorithm, smart equipment and data analytics. We also built a comprehensive continuous quality improvement system comprising test automation, mobile testing, penetration testing, and software quality assurance.

We are committed to protecting user and customer data in our business and operations. We have dedicated team and measures to safeguard data security. We have qualified Grade III of China’s Administrative Measures for the Graded Protection of Information Security. We have also implemented biometric authentication, passwordless authentication and realtime data leakage risk management throughout our system. We have formed partnerships with key information technology and internet players to jointly enhance business performance in many innovation areas including workplace collaboration, cybersecurity, deep learning, natural language processing, automatic sorting and drone.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2017, we owned 14 computer software copyrights in China for various aspects of our operations and maintained 15 trademark registrations inside China. As of December 31, 2017, we had registered ten domain names, including www.zto.cn, among others.  We share our technology resources, APIs, capabilities and deep know-hows to and interact with our customers, business partners, and China’s tech communities through the ZTO Open Platform at zop.zto.com, ZTO Tech Open Day, and our ZTO Security Response Center at sec.zto.com.

Competition

The express delivery industry in China is fragmented and we compete primarily with leading domestic express delivery companies including YTO Express, STO Express, Yunda Express, SF Express, Best Express and EMS. We also face competition from emerging players in our industry or existing players in an adjacent market who choose to leverage their existing infrastructure and expand their services into express delivery. As a leading and the fastest growing express delivery company in China, we believe that our innovative shared success system, superior operational capabilities and cost leadership as well as our quality service provide us with a competitive advantage. Entry into the express delivery industry requires significant initial investment in network construction and partner attraction. However, certain more established e-commerce companies may establish or further improve their proprietary delivery infrastructure and compete with us. Furthermore, as we look to offer more products and expand our customer base, we may face competition from players in those new sectors.

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

Branding and Marketing

We strive to enhance our brand awareness through higher service quality and other marketing initiatives. We won four awards at the 2018 Express Industry Awards Ceremony, including 2017 China Express Social Responsibility Award, 2017 China Express Annual Brand Award, 2017 China Express Gold Parcels Nomination Award and 2017 Top 10 Customer Most Satisfaction Award. We were awarded as one of AAAAA logistics companies by China Federation of Logistics & Purchasing in August 2017. We received the award of “Best Express Delivery Service Upgrade in 2016” at the annual conference hosted by China Postal and Express Delivery Press, and were recognized as one of China’s outstanding logistics companies in 2015 at the 13th Annual Conference of Chinese Logistics Entrepreneurs. We were also recognized by the Post Bureau of Shanghai as having made outstanding contributions to the development of the express delivery industry in 2015.

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

We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the latest version of the Catalogue, which came into effect on July 28, 2017, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through our consolidated affiliated entities in China.

Our PRC subsidiaries also operate in certain industries which fall into the encouraged category, such as road transportation and software development. Our subsidiaries Shanghai Zhongtongji Network is registered in accordance with PRC law and mainly engages in software development, technical services and consultation, which are encouraged under the latest version of the Catalogue.

Under PRC law, the establishment of a wholly foreign-owned enterprise is subject to the approval of the Ministry of Commerce or its local counterparts and the wholly foreign-owned enterprise must register with the competent Administration for Industry and Commerce. Shanghai Zhongtongji Network has duly obtained all material approvals required for its business operation.

Foreign Investment in Road Transportation Businesses. According to the Administrative Provisions for Foreign Investment in the Road Transportation Industry, promulgated in January 2014 by the Ministry of Transportation, and its supplements and implementing rules, investment in a road transportation business (including, among other things, road freight transportation, and flitting, loading, unloading and storage of road cargo) by a foreign investor is subject to the approval of the relevant provincial counterparts of the Ministry of Transportation, and the newly established foreign-invested enterprise must obtain a Road Transportation Operation Permit from the relevant provincial counterparts of the Ministry of Transportation after the completion of other foreign investment registration procedures. The incorporation of any direct or indirect subsidiary of a foreign-invested enterprise that intend to engage in road transportation business is subject to the same approval procedure. Based on such regulation, acquisition by foreign investors or PRC entities directly or indirectly owned by foreign investors of road transportation business may also be required to obtain prior approval from the provincial counterparts of the Ministry of Transportation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018 and will take effect on May 1, 2018, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local post administrations in the places where they are located for record within 20 days from the date of opening their express delivery terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local post administrations for opening their express delivery terminal outlets, such express delivery service company may be imposed a fine ranging up to RMB50,000 and be suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be subject to fine ranging up to RMB50,000 and be suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. If any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB 100,000 to RMB 500,000, and the personnel directly in charge and other persons directly liable may be subject to a fine of no more than RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legistimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation.

ZTO Express and 45 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

Regulations on Commercial Franchising

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in December 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with Ministry of Commerce or its local counterparts and must report the current status of its franchising contracts in the first quarter of each year after record-filing. Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation agreements, which are deemed franchising contracts under the Regulations and Provisions on Commercial Franchising, with 3,808 network partners as of December 31, 2017, the first of which was signed on January 1, 2014. As of March 31, 2018, we have not made any filings with local counterparts of Ministry of Commerce or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to comply with regulations on commercial franchising may result in penalties to us.”

Regulations Relating to Personal Information Security and Consumer Protection

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau in March 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals agreeing upon provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users’ information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect in September 2014. The Postal Users Complaints Settling Center handles the complaints from users on the quality of the express delivery services under a regime of mediation. According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018 and will take effect on May 1, 2018, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local post administrations. Failure to comply with such requirement may be subject to penalties including a fine ranging from RMB 10,000 to RMB100,000, suspension of business for rectification or revoke of its Courier Service Operation Permit. We are subject to the above provisions or measures with regard to the security of personal information and believe that we are currently in compliance with the law in all material aspects.

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

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2016, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, in accordance with the Administrative Regulations on the Environmental Protection Completion Acceptance of Construction Projects promulgated in 2001, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project from the competent department of environmental protection. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Intellectual Property Rights

The PRC government has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law and its implementation rules. Under the Copyright Law, the term of protection for copyrighted software is 50 years. As of December 31, 2017, we had 14 software copyrights.

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

Trademark. The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2017, we had 15 registered trademarks in different applicable trademark categories and had 135 trademark applications in China.

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

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. As of December 31, 2017, the number of dispatched workers in all of our PRC operating entities was below 10% of the total number of their employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.”

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

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75.” SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. We have been notified that all beneficial owners of ordinary shares who we know are PRC residents have filed SAFE Circular 37 reports.

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

Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, issued by SAFE in February 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure of by such individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly-listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i)it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii)it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which became effective in November 2015, require that non-resident enterprises meeting conditions for enjoying the convention treatment may be entitled to the convention treatment itself/himself when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Accordingly, ZTO Express (Hong Kong) Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from ZTO Express, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Enterprise Income Tax

The principal regulations governing enterprise income tax in China are the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, which became effective on January 1, 2008 and was amended on February 24, 2017. Under the EIT Law, enterprises are classified as resident enterprises and nonresident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ZTO Express (Cayman) Inc. and our offshore subsidiaries.

Under the EIT Law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(a)the primary location of the day-to-day operational management is in China; (b)decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c)the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d)50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

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

In the event that ZTO Express (Cayman) Inc. or any of our offshore subsidiaries is considered to be a PRC resident enterprise: ZTO Express (Cayman) Inc. or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that ZTO Express (Cayman) Inc. or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and interest paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The SAT issued Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, effective December 1, 2017, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. There is uncertainty as to the implementation details of SAT Public Notice 7 and SAT Announcement 37. If SAT Public Notice 7 or SAT Announcement 37 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Public Notice 7 and SAT Announcement 37 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7 or SAT Announcement 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Under the EIT Law and its implementation rules, certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria are permitted to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016 the State Administration for Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the qualification and certification of the High and New Technology Enterprises.

Under the Bulletin of the State Administration of Taxation on Issues of Enterprise Income Tax Concerning In-depth Implementation of Western Region Development Strategy promulgated on April 6, 2012, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority.

PRC Value-Added Tax

Pursuant to applicable PRC regulations promulgated by the Ministry of Finance of China and the SAT, any entity or individual conducting business in the service industry is required to pay a valued-added tax, or VAT, at a rate of 6% with respect to revenues derived from the provision of express delivery services or at 11% with respect to revenues derived from the provision of transportation services. Effective from May 1, 2018, the VAT rate applicable to revenues derived from the provision of transportation services will be reduced to 10%. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavorable tax consequences to us.”

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2018:

ZTO Express (Cayman) Inc. (Cayman Islands)
Zto Cn Holding Limited (British Virgin Islands)
ZTO Express Limited (British Virgin Islands)
ZT Wheat Holding Limited (British Virgin Islands)
ZTO International (BVI) Holding Limited
Perpeture International Trading Limited (Hong Kong)
ZTO International (Hong Kong) Holding Limited
ZTO International Supply Chain Company Limited
ZTO Express (Hong Kong) Limited (Hong Kong)
Outside PRC
Inside PRC
Zhejiang Zhong Ji Network Technology Co., Ltd.
Zhejiang Zhong Ji Logistics Co., Ltd.
Shanghai Zhongtongji Network Technology Co., Ltd.
Shanghai Wanhong Financial Leasing Co., Ltd.
Shanghai Zhongtongji Logistics Co., Ltd.
Shareholders(1)
ZTO Express Co., Ltd.
Equity interest (100% unless otherwise specified)
Contractual arrangements

(1)         Messrs. Meisong Lai, Jianfa Lai, Jilei Wang. Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebing Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of ZTO Express (Cayman) Inc. and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu are also directors of our company. Beijing Sequoia Xinyuan Equity Investment Centre (L.P.) and Tianjin Sequoia Juye Equity Investment Centre (L.P.) hold 4.00% and 2.00% of the equity interest in ZTO Express, respectively. The remaining 12.72% equity interest in ZTO Express are held by 32 other shareholders who are also beneficial owners of the shares of ZTO Express (Cayman) Inc. None of these 32 shareholders hold more than 3.00% of the equity interest in ZTO Express.

The following is a summary of the currently effective contractual arrangements by and among Shanghai Zhongtongji Network, our wholly-owned subsidiary, ZTO Express, our consolidated affiliated entity, and the shareholders of ZTO Express.

Agreements that provide us effective control over ZTO Express

Voting Rights Proxy Agreement. On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network’s designated person, as their attorney-in-fact to exercise all shareholder rights, including, but not limited to: (i)calling for and attending shareholders meetings as the proxy of the shareholders; (ii)exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii)voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers; and (iv)exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above is premised on Shanghai Zhongtongji Network’s designated person being a PRC citizen and Shanghai Zhongtongji Network’s consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replaced designated person as their new attorney-in-fact under their power of attorney. Otherwise, the authorization and appointment by the shareholders of ZTO Express’s shall not be revoked.

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

Exclusive Call Option Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an exclusive call option agreement. Pursuant to the exclusive call option agreement, each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in ZTO Express. The purchase price shall be the lower of (i)the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or (ii)the lowest price permitted by applicable PRC law. In addition, ZTO Express granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of ZTO Express’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Shanghai Zhongtongji Network, the shareholders of ZTO Express may not increase or decrease the registered capital, dispose of its material assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, amend its articles of association or provide any loans to any third parties, and shall guarantee the continuance of ZTO Express. The exclusive call option agreement will remain effective until all equity interests in ZTO Express held by its shareholders and all assets of ZTO Express are transferred or assigned to Shanghai Zhongtongji Network or its designated representatives.

Irrevocable Powers of Attorney. Pursuant to the powers of attorney dated August 18, 2015, the shareholders of ZTO Express each irrevocably appointed Shanghai Zhongtongji Network’s designated person, Meisong Lai, as the attorney-in-fact to exercise all of such shareholder’s voting and related rights with respect to such shareholder’s equity interests in ZTO Express, including but not limited to: (i)calling for and attending shareholders meetings as the proxy of the shareholders; (ii)exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii)voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers; and (iv)exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive purchase option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. Each power of attorney will remain in force until the voting rights proxy agreement expires or is terminated.

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

In the opinion of our PRC legal counsel:

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for operating our express delivery business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.                                    Property, Plant and Equipment

As of December 31, 2017, we owned office buildings in China with an aggregate gross floor area of approximately 65,680 square meters, including approximately 13,700 square meters for our headquarters in Shanghai, and leased an office building in Beijing with an aggregate gross floor area of approximately 6,000 square meters. The lease in Beijing will expire in 2032.

In addition, as of December 31, 2017, 33 of the sorting hubs operated by us have obtained the land use rights from the state with respect to an aggregate gross land area of approximately 1,862,163 square meters, and the remaining 43 of the sorting hubs operated by us leased an aggregate gross land area of approximately 753,113 square meters. The terms of such leases range from one to 15 years.

The areas of self-owned properties and leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as is basis.

We plan to acquire or establish new sorting hubs and expand existing ones. As of December 31, 2017, we have acquired or are in the process of acquiring land use rights in 54 locations with an aggregate land area of approximately 2.6 million square meters to build new sorting hubs. We believe that we will be able to obtain adequate facilities through acquisition or lease to accommodate our future expansion plans.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	5,913,289	97.2	9,369,693	95.7	12,173,690	1,871,062	93.2
Freight forwarding service	—	—	—	—	269,557	41,430	2.1
Sale of accessories	173,166	2.8	419,075	4.3	591,716	90,945	4.5
Others	—	—	—	—	25,110	3,859	0.2
Total revenues	6,086,455	100.0	9,788,768	100.0	13,060,073	2,007,296	100.0

We derive substantially all of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners network transit fee for each parcel that is processed through our network. Such fees represented 94.9%, 93.2% and 90.4% of our total express delivery services revenues in 2015, 2016 and 2017, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our direct express delivery services accounted for 5.1%, 6.8% and 9.6% of our total express delivery services revenues in 2015, 2016 and 2017, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 279 million in 2011 to 6,219 million in 2017.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors including market conditions and competitions as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i)a fixed amount for a waybill attached to each parcel and (ii)a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. The delivery service fees we charge the enterprise customers are also based on parcel weight and route.

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

We also provide freight forwarding services through our acquisition of the core business of China Oriental Express Co., Ltd. and its subsidiaries, which we refer to as the COE Business, a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen, in October of 2017. Revenue from freight forwarding services is recognized when services are rendered. Our freight forwarding revenue is primarily driven by our freight volume. We determine and periodically review and adjust our fee levels based on the prevailing market conditions, operating costs and service level.

Cost of Revenues

In addition to the level of network transit fee we charge our network partners, our profitability also depends on our ability to control our costs as we expand. Our cost of revenues mainly consists of (i) line-haul transportation cost, (ii) sorting hub cost, (iii) freight forwarding cost, (iv) cost of accessories sold, and (v) other costs. The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Line-haul transportation cost	2,317,636	38.1	3,716,979	38.0	4,797,799	737,408	36.7
Sorting hub cost	1,179,894	19.4	1,931,243	19.7	2,438,754	374,829	18.7
Freight forwarding cost	—	—	—	—	260,429	40,028	2.0
Cost of accessories sold	133,222	2.2	283,377	2.9	366,859	56,385	2.8
Other costs	367,985	6.0	414,300	4.2	850,648	130,742	6.5
Total cost of revenues	3,998,737	65.7	6,345,899	64.8	8,714,489	1,339,392	66.7

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by our self-owned fleet, (iii) employee compensation and other benefits for drivers of our self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance of our self-owned fleet. Total line-haul transportation cost accounted for 38.1%, 38.0% and 36.7% of our revenues in 2015, 2016 and 2017, respectively. The decrease in line-haul transportation cost as a percentage of revenues was mainly due to the increased use of self-owned cost-efficient high capacity trucks, which offset the impact from increased fuel prices and depreciation costs, as well as higher outsourced transportation costs during peak season.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 19.4%, 19.7% and 18.7% of our revenues in 2015, 2016 and 2017, respectively. The decrease in sorting hub cost as a percentage of revenues was mainly due to economies of scale and an improvement in operating efficiency.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.2%, 2.9% and 2.8% of our revenues in 2015, 2016 and 2017, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 76.9%, 67.6% and 62.0% in 2015, 2016 and 2017, respectively. The decrease was mainly due to the decrease in cost of high-margin paper waybills as a result of the increased use of digital waybills.

Other costs, which mainly include (i) paper waybill material cost, (ii) information technology related cost, (iii) dispatching costs paid to network partners associated with serving enterprise customers, and (iv) business tax surcharges, accounted for 6.0%, 4.2% and 6.5% of our revenues in 2015, 2016 and 2017, respectively. The increase in other costs as a percentage of revenues was mainly due to the growth of dispatching cost as a result of the expansion of direct express delivery services to enterprise customers.

To maintain competitive pricing and enhance our profit per parcel, we must continually control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high capacity line-haul trucks to our self-owned fleet and gradual shift to a direct shipping model by selected network partners, and labor costs can be contained through the deployment of more automated equipment at our sorting hubs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, (iii) advertising and marketing costs, and (iv) legal, finance, and other corporate overhead costs, accounted for 9.7%, 7.2% and 6.0% of our revenues in 2015, 2016 and 2017, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB116.8 million, RMB122.5 million and RMB40.7 million in 2015, 2016 and 2017, which accounted for 1.9%, 1.3% and 0.3% of our revenues in the same periods. The increase was primarily due to (i) RMB21.4 million of fixed assets disposal loss arising from the upgrade of sorting hub facilities, (ii) an increase of RMB18.7 million in professional service charges for audit and legal services, (iii) an increase of RMB15.6 million in sundry office, utilities and communication charges, and (iv) an increase of RMB13.2 million in wages and social welfare expenses. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities, grant of share incentives, and our becoming a public company. Our selling, general and administrative expenses as a percentage of our revenues decreased from 2015 to 2017 mainly because of the economies of scale.

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

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues	6,086,455	100.0	9,788,768	100.0	13,060,073	2,007,296	100.0
Cost of revenues	(3,998,737)	(65.7)	(6,345,899)	(64.8)	(8,714,489)	(1,339,392)	(66.7)
Gross profit	2,087,718	34.3	3,442,869	35.2	4,345,584	667,904	33.3
Operating income (expenses)(1)
Selling, general and administrative	(591,738)	(9.7)	(705,995)	(7.2)	(780,517)	(119,963)	(6.0)
Other operating income, net	33,249	0.5	32,104	0.3	183,368	28,183	1.4
Total operating expenses	(558,489)	(9.2)	(673,891)	(6.9)	(597,149)	(91,780)	(4.6)
Income from operations	1,529,229	25.1	2,768,978	28.3	3,748,435	576,124	28.7
Other income (expenses)
Interest income	15,091	0.2	44,791	0.5	166,325	25,564	1.3
Interest expense	(16,392)	(0.3)	(12,986)	(0.1)	(15,668)	(2,408)	(0.1)
Gain on deemed disposal of equity method investments	224,148	3.8	9,551	0.1	—	—	—
Impairment of investment in equity investee	—	—	—	—	(30,000)	(4,611)	(0.2)
Foreign currency exchange gain, before tax	—	—	9,977	0.1	(48,149)	(7,400)	(0.4)
Income before income tax, and share of profit (loss) in equity method investments	1,752,076	28.8	2,820,311	28.9	3,820,943	587,269	29.3
Income tax expense	(419,999)	(6.9)	(731,987)	(7.5)	(646,361)	(99,344)	(5.0)
Share of profit (loss) in equity method investments, net of tax of nil	(459)	0.0	(36,721)	(0.4)	(15,682)	(2,410)	(0.1)
Net Income	1,331,618	21.9	2,051,603	21.0	3,158,900	485,515	24.2
Net loss attributable to noncontrolling interests	137	0.0	2,252	0.0	763	117	0.0
Net income attributable to ZTO Express (Cayman) Inc.	1,331,755	21.9	2,053,855	21.0	3,159,663	485,632	24.2

(1)         Our operating income (expenses) in 2015, 2016 and 2017 includes RMB116.8 million, RMB122.5 million and RMB40.7 million (US$6.3 million), respectively, of share-based compensation expenses, accounting for 1.9%, 1.3% and 0.3% of our total revenues in the same periods, respectively.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 33.4% to RMB13.1 billion (US$2.0 billion) in 2017 from RMB9.8 billion in 2016. The increase was mainly driven by growth in parcel volume to 6,219 million in 2017 from 4,498 million in 2016 as a result of growth in China’s e-commerce market and an increase in our market share. On October 1, 2017, the Company acquired the COE Business, a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen, for a consideration of HK$180.0 million in cash. As a result, revenue growth was also attributable to the acquisition of the COE Business on October 1, 2017, which contributed RMB269.6 million (US$41.4 million) in revenue during the fourth quarter of 2017.

Cost of Revenues

Our total cost of revenues increased by 37.3% to RMB8.7 billion (US$1.3 billion) in 2017 from RMB6.3 billion in 2016. This increase primarily resulted from increases in our line-haul transportation cost by RMB1.1 billion (US$166.1 million), sorting hub operating cost by RMB507.6 million (US$78.0 million) and cost of accessories by RMB83.5 million (US$12.8 million), partially offset by a decrease in waybill material cost by RMB86.7 million (US$13.3 million) as our end customers reduced the use of paper waybills, which are replaced by digital ones. In addition, RMB260.4 million (US$40.0 million) of total cost of revenues in 2017 was attributable to the COE Business the Company acquired on October 1, 2017.

Line-haul transportation cost. Our line-haul transportation cost increased by 29.1% to RMB4.8 billion (US$737.4 million) in 2017 from RMB3.7 billion in 2016. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB793.2 million (US$121.9 million) associated with the Company’s self-owned fleet which includes fuel, road tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB380.6 million (US$58.5 million) in outsourced transportation costs. In 2017, the Company continued to use self-owned, more cost-efficient, higher capacity trucks in place of outsourced trucks to enhance transportation efficiency. As a result, depreciation expenses relating to the Company’s expanding self-owned fleet almost doubled, increasing by RMB106.8 million (US$16.4 million) from 2016.

Sorting hub cost. Our sorting hub cost increased by 26.3% to RMB2.4 billion (US$374.8 million) in 2017 from RMB1.9 billion in 2016 mainly due to (i) increased labor cost of RMB313.6 million (US$48.2 million) arising from headcount addition and wage increase, (ii) an increase of RMB103.1 million (US$15.9 million) in depreciation and amortization expenses, and (iii) an increase of RMB79.4 million (US$12.2 million) in rental cost and related utilities cost.

Freight forwarding cost. Our freight forwarding cost of RMB260.4 million (US$40.0 million) was related to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold. Our cost of accessories sold increased by 29.5% to RMB366.9 million (US$56.4 million) in 2017 from RMB283.4 million in 2016. The increase was in line with growth in our revenue from the sale of accessories to our network partners, which includes the sale of thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging material and uniforms.

Other costs. Other costs increased to RMB850.6 million (US$130.7 million) in 2017 from RMB414.3 million in 2016, primarily due to an increase in costs associated with serving key enterprise customers of RMB508.2 million (US$78.1 million), which was partially offset by a decrease in waybill material cost of RMB86.7 million (US$13.3 million) as end customers reduced the use of paper waybills.

Gross Profit

Our gross profit increased by 26.2% to RMB4.3 billion (US$667.9 million) in 2017 from RMB3.4 billion in 2016. Our gross profit margin decreased to 33.3% in 2017 from 35.2% in 2016, primarily due to the acquisition of the COE Business and an increase in business from enterprise customers, both of which have relatively lower gross margins.

Operating Expenses

Our total operating expenses decreased by 11.4% to RMB597.1 million (US$91.8 million) in 2017 from RMB673.9 million in 2016.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 10.6% to RMB780.5 million (US$120.0 million) in 2017 from RMB706.0 million in 2016. The increase was primarily due to (i) RMB21.4 million of fixed assets disposal loss arising from the upgrade of sorting hub facilities, (ii) an increase of RMB18.7 million in professional service charges for audit and legal services, (iii) an increase of RMB15.6 million in sundry office, utilities and communication charges, and (iv) an increase of RMB13.2 million in wages and social welfare expenses.

Other operating income, net. We had a net other operating income of RMB183.4 million (US$28.2 million) in 2017, compared to RMB32.1 million in 2016, mainly due to the increase of government subsidies by RMB137.4 million (US$21.1 million).

Other Income and Expenses

Interest income. Our interest income increased to RMB166.3 million (US$25.6 million) in 2017 from RMB44.8 million in 2016, primarily due to increased interest income from bank deposits as a result of increase in cash and cash equivalents after the Company’s IPO in October 2016.

Interest expense. Our interest expense increased to RMB15.7 million (US$2.4 million) in 2017 from RMB13.0 million in 2016, primarily due to the slight increase in bank borrowings to fulfil working capital needs.

Impairment of investment in equity investee. Our impairment of investment in equity investee mainly included a provision for impairment charge of RMB30.0 million (US$4.6 million) related to the Company’s investment in Wheat Commune Group Inc., a campus-focused delivery and retail services provider in China, due to the continued operating loss.

Foreign currency exchange loss. Our foreign currency exchange loss was RMB48.1 million (US$7.4 million), which was mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense was RMB646.4 million (US$99.3 million) in 2017, representing a decrease of 11.7% as compared to RMB732.0 million in 2016, mainly due to a reduced corporate income tax rate one of our subsidiaries was entitled to after it qualified as a HNTE in 2017. Our effective tax rate in 2017 was 16.9%, compared to 26.0% in 2016. The 7.7% decrease in effective tax rate was attributable to the preferential income tax rate of 15% enjoyed by Shanghai Zhongtongji Network Technology Co., Ltd., a subsidiary which became qualified as a HNTE, and the decrease of approximately 1.2% was due to the different tax rate of subsidiary operation in other jurisdictions.

Net Income

As a result of the foregoing, our net income increased significantly to RMB3.2 billion (US$485.5 million) in 2017 from RMB2.1 billion in 2016. Except for the increase in revenue, the increase of net income also included a one-off adjustment for reduced income tax of RMB285.9 million (US$43.9 million) after a subsidiary of the Company became qualified as a HNTE in the fourth quarter of 2017, which is eligible for a reduced income tax rate of 15% for a three-year period starting January 1, 2017.

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

Sorting hub cost. Our sorting hub cost increased by 63.7% to RMB1.9 billion (US$278.2 million) in 2016 from RMB1.2 billion in 2015 mainly due to (i)increased labor cost of RMB671.7 million (US$96.7 million) arising from headcount addition and wage increase, (ii)an increase of RMB36.3 million (US$5.2 million) in depreciation and amortization expenses, and (iii)an increase of RMB37.5 million (US$5.4 million) in rental cost and related utilities cost.

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

Gross Profit

Our gross profit increased by 64.9% to RMB3.4 billion (US$495.9 million) in 2016 from RMB2.1 billion in 2015. Our organic growth contributed most of increase in our gross profit, while the businesses we acquired on October 31, 2015 and January 1, 2016, in the aggregate, contributed RMB342.8 million (US$49.4 million) to the increase in our gross profit in 2016. Our gross profit margin increased to 35.2% in 2016 from 34.3% in 2015, as our revenue growth outpaced the increase in cost of revenue. The increase in our gross profit margin was also attributable to our efforts to effectively control our line-haul transportation costs through the purchase and use of more cost efficient, high capacity line-haul trucks, as well as installing more automation equipment in sorting hubs.

Operating Expenses

Our total operating expenses increased by 20.7% to RMB673.9 million (US$97.1 million) in 2016 from RMB558.5 million in 2015.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 19.3% to RMB706.0 million (US$101.7 million) in 2016 from RMB591.7 million in 2015. Selling, general and administrative expenses in 2016 included RMB122.5 million (US$17.6 million) in share-based compensation expenses, as compared to RMB116.8 million in 2015. Excluding the effect of this factor, our selling, general and administrative expense increased by 22.9% to RMB583.5 million (US$84.0 million) in 2016 from RMB474.9 million in 2015, primarily due to (i)an increase of RMB12.6 million (US$1.8 million) in wages and welfare expenses, (ii) RMB35.4 million (US$5.1 million) in IPO-related costs including professional service fees, advertising and roadshow costs, (iii)an increase of RMB7.6 million (US$1.1 million) in rental expenses, and (iv)an increase of RMB32.2 million (US$4.6 million) in sundry office, utilities and communication charges.

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

In October 2017, we acquired the COE Business for a consideration of HK$180.0 million (approximately RMB152.9 million). The COE Business is a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen. We adopted the acquisition method to account for the acquisition. Under the acquisition method, we consolidated the operating results of the COE Business for the three months ended December 31, 2017, and the relevant net assets acquired in the consolidated financial statements as of December 31, 2017. As a result of the acquisition, we recognized RMB17,123 of fixed assets, RMB61,973 of intangible assets, representing the fair market value of the customer relations of the COE Business, and a goodwill of RMB84,430, representing the excess of acquisition cost over the fair market value of net tangible assets and customer relationship acquired. The cash consideration in relation to the acquisition of COE Business was not paid as of December 31, 2017, and has been recorded in acquisition consideration payable.

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

PRC

Under the PRC Enterprise Income Tax Law, or EIT Law, our PRC subsidiaries and consolidated affiliated entities are subject to enterprise income tax at a statutory rate of 25%. The 25% EIT rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries, Shanghai Zhongtongji Network Technology Co., Ltd., and 10 of our consolidated affiliated Chinese entities, located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, are benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalogue under the EIT Law as follows.

•                  In 2017, Shanghai Zhongtongji Network Technology Co., Ltd. applied for the qualification as HNTE, which were approved by the relevant government authority. Thus, it is entitled to a preferential EIT rate of 15% from 2017 to 2019.

•                  In 2002, SAT started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. In 2017, 10 of our consolidated affiliated Chinese entities, located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, obtained approvals respectively from local tax authorities to have the 15% preferential income tax rate as qualified enterprises within the Catalog of Encouraged Industries in the Western Region.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to value added tax, or VAT, at a rate of 6% to 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

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

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured while we serve as the franchisor in the ZTO network, we have not collected any franchisee fees from our network partners. We consider the pickup outlets operated by our network partners to be our customers in our revenue arrangements. The principle source of our revenue consisted of network transit fees derived from sorting and line haul transportation services provided to the pickup outlets operated by our network partners. The network transit fees we charge the pickup outlets consist of (i)a fixed amount for a waybill attached to each parcel and (ii)a variable amount per parcel for sorting and long-haul transportation based on the parcel weight and route. Revenue is recognized when the parcels are delivered from our sorting hubs to the delivery outlets operated by our network partners, assuming all other revenue recognition criteria have been met. A small portion of our delivery services are performed for our enterprise customers, and is recognized when parcels are delivered to recipients.

We also provide freight forwarding services since October 2017. Freight forwarding services revenue are recognized at the time the services are completed.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of our holding company, our subsidiaries, and our variable interest entity. All intercompany transactions and balances have been eliminated on consolidation.

We evaluate the need to consolidate certain variable interest entities by determining if we are their primary beneficiary. In determining whether we are the primary beneficiary, we consider if we (1)have authority to direct the activities that most significantly affect the economic performance of the variable interest entity, and (2)the obligation to absorb losses of the variable interest entity that could potentially be significant to the variable interest entity or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. We consolidate the variable interest entity if we are deemed its primary beneficiary.

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

The actual benefits that are ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2015, 2016 and 2017, we did not have any significant unrecognized uncertain tax positions.

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

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i)they operate in the air freight and logistics industry and (ii)their shares are publicly traded in developed capital markets, including the United States, the United Kingdom, Europe and Japan.

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

The following table sets forth information regarding the redeemable share unit with conversion option contingent on IPO granted to eligible employees:

Grantor Re-measure dates	Number of Share Unit Awards	Conversion Ratio	Fair Value per S hare Unit	Fair Value of the Share Unit Awards
			(RMB)	(RMB thousands)
February 6, 2015	584,000	1:6	147.10	85,906
March 31, 2015	584,000	1:6	146.47	85,536
June 30, 2015	584,000	1:6	204.56	119,463
September 30, 2015	584,000	1:6	290.42	169,604
October 31, 2015	584,000	1:6	290.42	169,605
December 31, 2015	584,000	1:6	300.00	175,200
March 31, 2016	584,000	1:6	366.15	213,834

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

	February 6, 2015	March 31, 2015	June 30, 2015	September 30,2015	October 31, 2015	December 31,2015	March 31, 2016
Expected volatility (1)	25.1%	24.3%	25.3%	27.5%	28.3%	29.0%	32.0%
Risk-free interest rate (per annum)(2)	1.50%	1.38%	1.35%	1.30%	1.30%	1.51%	1.39%
Risky interest rate (per annum)(3)	6.00%	5.75%	5.25%	5.00%	4.75%	4.75%	4.35%
Expected dividend yield(4)	—	—	—	—	—	—	—
Expected term (in years)(5)	1.9	1.8	1.5	1.3	1.2	1.0	0.8
Fair value of underlying ordinary shares(6)	23.18	23.18	34.07	48.40	48.64	50.11	61.02

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

On March 28, 2017, 3,945,750 Ordinary Share Units corresponding to 789,150 Company’s ordinary shares were granted to certain employees to award them for past performance at the consideration of nil. These awards are subject to vesting ratably over a period of three years. The fair value of the Ordinary Share Units is determined based on the closing market price of the underlying ordinary shares of the Company on the grant date.

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

	June 20,2016
Risk-free interest rate(1)	2.54%
Contract life(2)	9.7
Expected volatility range(3)	31.25%
Expected dividend yield(4)	3.1%
Exercise multiple(5)	2.8	X
Fair value of underlying ordinary shares on the date of option grants (RMB)(6)	67.37

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

Fair Value of Restricted Share Units

On March 28, 2017, we granted 679,645 restricted share units, or RSU, at par value to certain director, executive officers and employees pursuit to the 2016 Share Incentive Plan. These grants are subject to vesting ratably over a period of three years from the grant date. The fair value of the RSU is determined based on the closing market price of the underlying ordinary shares of the Company on the grant date.

Fair Value Determination Related to the Accounting for Business Combinations

We account for our business combinations using the acquisition method of accounting in accordance with ASC 805 Business Combinations. The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. ASC 805 also requires that the fair value of the consideration transferred, including any equity securities, to be determined on the acquisition date. The excess of the total costs of acquisition, fair value of the non-controlling  interests and acquisition date fair value of any previously held equity interest in the acquiree over the fair value of the identifiable net assets of the acquiree is recorded as goodwill. An intangible assets is identified if it meets  either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. We engaged a third party valuation firm to assist us with the valuation of consideration in ordinary shares, property, plant and equipment and intangible assets acquired.

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

Impairment Assessment on Long-Lived Assets and Goodwill

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2015, 2016 and 2017.

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise dictate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third party valuations. No impairment charge was recognized for the years ended December 31, 2015, 2016 and 2017.

Impairment Assessment on Investments in Equity Investees

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary.” The primary factors that we consider include:

•                  the duration and severity of the decline in fair value;

•                  the financial condition, operating performance and the prospects of the equity investee; and

•                  other company specific information such as recent rounds of financing.

In December 2015, we entered into a share purchase agreement to obtain 7.45% equity interest in Wheat Commune Group Inc., or Wheat Commune, for US$12 million (equivalent to RMB83 million). Wheat Commune is a leading Omni channel platform providing comprehensive campus service in more than 100 cities across the country. In 2017, due to the continued operating loss, we conducted an impairment assessment and concluded that there is an other than temporary decline in the fair value of the investment.  Thus, we recognized the impairment on the investment to Wheat Commune Group Inc. by RMB30.0 million as of December 31, 2017.

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

Adoption of New Accounting Standards

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18 restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. As a result of this update, restricted cash will be included within cash and cash equivalents on the statements of consolidated cash flows. We elected, as permitted by the standards, to early adopt ASU 2016-18 for the fiscal year beginning after January 1, 2017 and each of the prior periods presented were retrospectively adjusted. As of December 31, 2015, 2016 and 2017, restricted cash of RMB266,403, RMB635,366 and RMB348,710 is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2(z) to our consolidated financial statements included elsewhere in this annual report.

B.            Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,133,941	2,572,243	3,630,684	558,026
Net cash used in investing activities	(1,449,746)	(3,085,040)	(8,294,547)	(1,274,849)
Net cash provided by/used in financing activities	1,869,331	9,415,093	(1,061,558)	(163,158)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,877	302,097	(424,000)	(65,167)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	2,555,403	9,204,393	(6,149,421)	(945,148)
Cash, cash equivalents and restricted cash at beginning of period	163,359	2,718,762	11,923,155	1,832,555
Cash, cash equivalents and restricted cash at end of period	2,718,762	11,923,155	5,773,734	887,407

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2015, 2016 and 2017, our cash and cash equivalents, restricted cash and short-term investments were RMB2.7 billion, RMB11.9 billion and RMB11.0 billion (US$1.7 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use and have maturities of three months or less when purchased. Restricted cash represents (a) cash received from network partners that was immediately restricted for use until the final delivery of parcel to the recipients; and (b) secured deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee for short-term borrowings. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year. Approximately 32.7% of our cash and cash equivalent, restricted cash and short-term investments as of December 31, 2017 were held in China. Approximately 24.3% of our cash and cash equivalents, restricted cash and short-term investments were held by our consolidated affiliated entities and denominated in Renminbi.

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

Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with our VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries, which would amount to approximately RMB6.0 billion. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

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

Operating Activities

Net cash provided by operating activities in 2017 was RMB3.6 billion (US$558.0 million), which was mainly attributable to the following factors: (i)our express delivery services and sales of accessories generated net cash inflow RMB12.8 billion (US$2.0 billion) , (ii) cash flow in interest income of RMB121.5 million (US$18.7 million) and (iii) cash in subsidy of RMB184.1 million (US$28.3 million), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB5.8 billion (US$0.9 billion); (ii)we paid RMB2.6 billion (US$0.4 billion) as labor related costs, including salaries, social insurances and other benefits; (iii)we paid income tax of RMB0.9 billion (US$134.0 million); and (iv)we paid RMB266.7 million (US$41.0 million) as other administrative costs.

Net cash provided by operating activities in 2016 was RMB2.6 billion, which was mainly attributable to the following factors: (i)our express delivery services and sales of accessories generated net cash inflow RMB10.0 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB4.4 billion; (ii)we paid RMB2.0 billion as labor related costs, including salaries, social insurances and other benefits; (iii)we paid income tax of RMB646.2 million; and (iv)we paid RMB399.9 million as other administrative costs.

Net cash provided by operating activities in 2015 was RMB2.1 billion, which was mainly attributable to the following factors: (i)our express delivery services and sale of accessories generated net cash inflow RMB6.6 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB2.8 billion; (ii)we paid RMB1.0 billion as labor related costs, including salaries, social insurances and other benefits; (iii)we paid income tax of RMB331.2 million; and (iv)we paid RMB354.4 million as other administrative costs.

Investing Activities

Net cash used in investing activities in 2017 was RMB8.3 billion (US$1.3 billion), primarily due to (i) purchase of bank deposits of RMB10.1 billion (US$1.6 billion), while redemption of bank deposits of RMB4.7 billion (US$0.7 billion); (ii) purchase of property and equipment of RMB2.6 billion (US$0.4 billion), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights for our new sorting hubs in an amount of RMB254.5 million (US$39.1 million); and (iv) payment for equity method investments of RMB89.1 million (US$13.7 million)

Net cash used in investing activities in 2016 was RMB3.1 billion, primarily due to purchase of property and equipment of RMB2.0 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; purchase of land use rights for our new sorting hubs in an amount of RMB703.1 million and an increase in equity method investments of RMB315.4 million.

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

Financing Activities

Net cash used in financing activities in 2017 was RMB1.1 billion (US$0.2 billion), primarily used in RMB857.7 million (US$131.8 million) of repurchasing of ordinary shares and repayment of short-term borrowings in an amount of RMB750.0 million (US$115.3 million), partially offset by the proceeds from short-term borrowings of RMB550.0 million (US$84.5 million).

Net cash provided by financing activities in 2016 was RMB9.4 billion, primarily generated from RMB9.2 billion of proceeds from issuing ordinary shares and RMB551.0 million of proceeds from short-term borrowings, partially offset by repayment of short-term borrowings in an amount of RMB409.9 million.

Net cash provided by financing activities in 2015 was RMB1.9 billion, primarily generated from RMB1.9 billion of proceeds from issuing preferred shares, partially offset by payment of dividends in an amount of RMB115 million.

Capital Expenditures

In connection with the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we paid an aggregate of approximately RMB1.5 billion, RMB2.7 billion and RMB2.8 billion (US$434.5 million) in 2015, 2016 and 2017, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 ears
	RMB	US$		RMB
	(in thousands)
Operating lease commitments	1,104,215	169,715	191,157	272,456	178,090	462,512

We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During 2015, 2016 and 2017, we incurred RMB105.2 million, RMB146.8 million and RMB195.2 million (US$30.0 million) of such expenses, respectively.

We also have certain capital commitments that are primarily related to commitments on construction of office buildings, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1.4 billion (US$207.9 million) as of December 31, 2017. All of these capital commitments will be fulfilled in the following years according to the construction progress.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Effectively on May 1, 2018, Mr. Jianmin (James) Guo will resign from the role of Chief Financial Officer due to personal reasons, and Ms. Huiping Yan, our current Vice President of Finance, will be appointed as the Chief Financial Officer. Mr. Guo will continue serving the Company as an advisor following his resignation.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	47	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jianfa Lai	48	Director and Vice President of Operations
Jilei Wang	52	Director and Vice President of Infrastructure Management
Xiangliang Hu	60	Director
Xing Liu	47	Director
Frank Zhen Wei	46	Director
Qin (Charles) Huang	48	Director
Herman Yu	48	Director
Tsun-Ming (Daniel) Kao	52	Director
Hongqun Hu	49	Chief Operating Officer
Jianmin (James) Guo	46	Chief Financial Officer
Jianchang Lai	47	Vice President of Overseas Operations
Jingxi Zhu	37	Vice President of Information Technology
Jianfeng Zhang	35	Vice President of Public Relations
Huiping Yan	51	Vice President of Finance

Mr. Meisong Lai is our founder and has served as chairman of our board of directors since 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China’s express delivery industry and has been deeply involved in the industry for over 15 years. Mr. Lai is currently attending “Lakeside University,” a senior executive training program founded by Jack Ma, founder and chairman of Alibaba Group.

Mr. Jianfa Lai has served as our director since 2013 and executive vice president in charge of our overall daily management from our inception to August, 2016. Starting from August 15, 2016, Mr. Jianfa Lai serves as the executive director of ZTO Supply Chain Management Co. Ltd., an equity investee of us which is engaged in the provision of less-than-truckload transportation services in China. Mr. Jianfa Lai is attending the executive MBA program at Fudan University in China.

Mr. Jilei Wang has been our director since 2013 and has served as our vice president of infrastructure management since October 2012. From 2009 to 2012, Mr. Wang served as a deputy general manager of our then network partner in Beijing.

Mr. Xiangliang Hu has been our director since 2013 and served as our head of network partner management from January 2017 to January 2018. Mr. Hu was our general manager of Guangdong province from January 2012 to December 2016. Mr. Hu served as a general manager of our then network partner in Beijing from January 2006 to December 2011.

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

Mr. Frank Zhen Wei has been our director since August 2015. Mr. Wei is a managing director of Warburg Pincus Asia, where he is primarily responsible for investments in the consumer and healthcare sectors in China. Prior to this, Mr. Wei was the Marketing Director at Renren.com from 1999 to 2000. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey& Company in Shanghai from 1995 to 1997. Mr. Wei is a non-executive director of AAG Energy Holdings Limited, CAR Inc., each a company listed on the Hong Kong Stock Exchange, and ANE Logistics Co., Ltd. Mr. Wei received a master’s degree in business administration from Harvard Business School in 2002 and a bachelor of degree in science from the University of Texas at Austin in 1995.

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

Mr. Tsun-Ming (Daniel) Kao has been our director since October 2017. Mr. Kao has more than sixteen years’ industry experience with leading e-commerce and Internet companies in the U.S. and China. Mr. Kao most recently served as the chief technology officer at Vipshop (NYSE: VIPS) from 2012 to 2016. Before joining Vipshop, Mr. Kao was the director of site operations and quality engineering at eBay Inc. (“eBay”). During his tenure at eBay, Mr. Kao focused on customer service enhancements, as well as online branding and organization growth strategies. Prior to that, he was the enterprise architect for Acellops which provides integrated data center and cloud service monitoring software solutions to enterprises and service providers. In 2007, he co-founded AdChina Ltd., a leading integrated Internet advertising platform in China, where he also served as the chief technology officer. Earlier in his career, he worked at eBay as a principle software engineer and software development manager for seven years. Mr. Kao received a bachelor’s degree in computer science from Iowa State University in 1995.

Mr. Hongqun Hu has served as our chief operating officer since May 2017. Mr. Hu has thirty years of experience in the financial services and management industry. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from 2016 to 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from 2008 to 2016, respectively. Mr. Hu received an executive MBA degree from Zhejiang University in China in 2006 and a bachelor’s degree in finance from Ningbo University in China in 2003.

Mr. Jianmin (James) Guo has served as our chief financial officer since March 2016. Prior to joining us, Mr. Guo served as the chief financial officer of Zhaopin Ltd., a NYSE-listed company, from January 2010 to February 2016. Mr. Guo has also served as finance director of Xinyuan Real Estate Co., Ltd, a NYSE-listed company, from July 2007 to June 2008. Prior to that, Mr. Guo worked at the Toronto office of Deloitte Inc. from 2005 to 2007 as a consulting manager of its strategy and operation division. From 1993 to 2002, Mr. Guo was an auditor, and then an audit manager and a senior audit manager in the China office of PricewaterhouseCoopers. Mr. Guo was qualified as a certified public accountant in China, a certified internal auditor and a certified information systems auditor. Mr. Guo is also a Chartered Global Management Accountant and a member of The Chartered Institute of Management Accountants. Mr. Guo received his MBA degree with distinction from Richard Ivey School of Business, University of Western Ontario, Canada, in 2005 and his bachelor’s degree from Shenzhen University in China in 1993. Mr. Guo will resign as the chief financial officer of the Company for personal reasons, effective  May 1, 2018.

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

Ms. Huiping Yan has served as our Vice President of Finance since February 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the Chief Financial Officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network Technology, the logistics arm of Alibaba Inc. (NYSE: BABA), and over four years at Home Inns & Hotels Management, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at General Electric Company (GE) in both the U.S. and Asia, serving in a number of key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a U.S.-certified public accountant with a CGMA designation (AICPA). Ms. Yan will be appointed as the chief financial officer of the Company effective  May 1, 2018.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i)approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii)assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii)seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv)otherwise interfere with our business or accounts.

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2017, we paid an aggregate of approximately RMB13.4 million (US$2.13 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

Under our 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i)0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii)3,000,000 shares; or (iii)such number of shares as may be determined by our board of directors. Following the annual increases in 2017 and 2018, the award pool under the 2016 Plan is 9,000,000 shares as of the date of this annual report.

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

On March 19, 2018, the Company entered into a termination agreement for stock option agreement with Mr. Jianmin Guo to terminate a stock option award agreement dated June 20, 2016, which grants Mr. Guo the right to purchase certain ordinary shares of the Company at an exercise price of US$9.97 per share during the period from March 2016 to February 2026.

As of March 31, 2018, restricted share units representing a total of 1,528,191 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2018, the outstanding restricted share units we granted to our directors and executive officers under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates. Other individuals as a group hold outstanding restricted share units representing a total of 384,634 Class A ordinary shares As of March 31, 2018.

Name	Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant
Meisong Lai	250,000	March 28, 2017
	320,000	March 7, 2018
Jianfa Lai	125,000	March 28, 2017
	160,222	March 7, 2018
Jilei Wang	39,000	March 28, 2017
	55,198	March 7, 2018
Jianchang Lai	*	March 28, 2017
March 7, 2018
Xiangliang Hu	39,000	March 28, 2017
	45,170	March 7, 2018
Herman Yu	*	March 7, 2018
Xing Liu	*	March 7, 2018
Frank Zhen Wei	*	March 7, 2018
Qin (Charles) Huang	*	March 7, 2018
Tsun-Ming (Daniel) Kao	*	March 7, 2018
Total	1,143,557

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

Our board of directors has delegated the authority to Mr. Lai to periodically review the performance of our employees, and reward selected employees by directing Ms. Lai to transfer limited partnership interests in those partnerships to them. Once an employee receives the partnership interest, ZTO ES may amend its deed of waiver to reduce the amount of shares subject to the waiver by such number that is proportional to the employee’s indirect ownership of ZTO ES. Each recipient of such partnership interest is entitled to rights associated with the number of our ordinary shares held by ZTO ES that corresponds to the recipient’s proportional indirect ownership of ZTO ES to (i)receive dividends, if and when declared, on those shares and (ii)request the sale of those shares by ZTO ES and receive the sale proceeds. ZTO ES remains the record holder of, and retains the voting rights with respect to, the granted shares and it does not have shareholders’ rights with respect to the remainder of the shares it holds.

As of March 31, 2018, we have awarded certain rights associated with 6,254,263 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2018, the number of our ordinary shares held by ZTO ES over which our directors and officers have such rights.

Name	Class A Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
Jianfa Lai	*	June 28, 2016
Jilei Wang	*	June 28, 2016
Xiangliang Hu	*	June 28, 2016
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016, March 28, 2017, March 7, 2018
Hongqun Hu	*	March 7, 2018
Jianfeng Zhang	*	March 28, 2017, March 7, 2018
Total	1,805,523

*  Less than 1% of our total outstanding shares.

As of March 31, 2018, other employees as a group were granted the same rights associated with 4,448,740 Class A ordinary shares held by ZTO ES through our employee share holding platform.

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

The number of shares subject to the waiver of shareholder rights was reduced by 6,317,745 as a result of these grants and the remaining 9,682,255 Class A ordinary shares are still subject to the same waiver of shareholder rights.

On March 28, 2017, we agreed to award rights associated with 148,000 Class A ordinary shares and 641,150 Class A ordinary shares through the platform as share incentives to our directors and officers and other employees, respectively. Those awards vest in three equal batches on January 1, 2018, 2019 and 2020, respectively, and are conditioned upon such individuals’ continued service with our company. Awards with respect to 252,632 Class A ordinary shares vested on January 1, 2018.

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

Audit Committee. Our audit committee consists of Herman Yu, Qin (Charles) Huang and Xing Liu. Mr. Yu is the chairman of our audit committee. We have determined that Herman Yu, Qin (Charles) Huang and Xing Liu each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Xing Liu, Frank Zhen Wei and Qin (Charles) Huang. Mr. Liu is the chairman of our compensation committee. We have determined that Xing Liu, Frank Zhen Wei and Qin (Charles) Huang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Frank Zhen Wei, Qin (Charles) Huang and Tsun-Ming (Daniel) Kao. Mr. Wei is the chairman of our nominating and corporate governance committee. We have determined that Frank Zhen Wei, Qin (Charles) Huang and Tsun-Ming (Daniel) Kao each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to our memorandum and articles of association.

D.                                    Employees

As of December 31, 2015, 2016 and 2017, we had a total of 26,119, 17,324 and 16,023 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2017 by function:

Functional Area	Number of Employees	% of Total
Sorting	6,498	40.6
Transportation	4,311	26.9
Management and Administration	2,603	16.2
Customer Service	1,316	8.2
Operation Support	436	2.7
Technology and Engineering	607	3.8
Sales and Marketing	252	1.6
Total	16,023	100.0

In addition to our own employees, our workforce also includes 3 and 28,521 dispatched and contractor workers, respectively, as of December 31, 2017. Our network partners hire their own employees according to their operational needs.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 521,996,477 Class A ordinary shares and 206,100,000 Class B ordinary shares outstanding as of March 31, 2018, excluding (i) Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2016 Plan and (ii) 9,682,255 Class A ordinary shares issued and reserved for the purpose of our employee share holding platform, the holder of which has waived all shareholder rights attached to those shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power
Directors and Executive Officers:**
Meisong Lai(1)	7,451,532	206,100,000	213,551,532	29.7	80.7
Jianfa Lai(2)	66,576,889	—	66,576,889	9.3	2.6
Jilei Wang(3)	54,188,198	—	54,188,198	7.5	2.1
Xiangliang Hu(4)	18,835,370	—	18,835,370	2.6	0.7
Xing Liu	*	—	*	*	*
Frank Zhen Wei	*	—	*	*	*
Qin (Charles) Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Jianmin (James) Guo	—	—	—	—	*
Tsun-Ming (Daniel) Kao	*		*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Jianfeng Zhang	*	—	—	—	—
Huiping Yan	—	—	—	—	—
All Directors and Executive Officers as a Group	152,748,190	206,100,000	358,848,190	49.9	86.3

Principal Shareholders:
Zto Lms Holding Limited(5)	403,333	206,100,000	206,503,333	28.7	80.4
Zto Ljf Holding Limited(6)	66,201,889	—	66,201,889	9.2	2.6
Zto Wjl Holding Limited(7)	54,068,198	—	54,068,198	7.5	2.1
Zto Hxl Holding Limited(8)	18,712,670	—	18,712,670	2.6	0.7

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

**          Except for Messrs. Xing Liu, Frank Zhen Wei, Qin (Charles) Huang, Tsun-Ming (Daniel) Kao and Herman Yu, the business address of our directors and executive officers is c/o No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Qin (Charles) Huang is Suite 1804, Tower 1, Admiralty Centre, Hong Kong. The business address of Mr. Herman Yu is No. 8 SINA Plaza, Courtyard 10, the West, Xi Bei Wang E.R. Hai Dian District, Beijing 100193, China.

(1)         Represents (i)206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, (ii) 5,371,445 Class A ordinary shares held by ZTO ES for purpose of our employee share holding platform and (iii)1,676,754 ADSs (representing the same number of Class A ordinary shares) held by Zto Tjy Holding Limited, the holding vehicle of an employee of our company. We granted rights to receive dividends on, and to receive sale proceeds of, those 5,371,445 Class A shares held by ZTO ES to certain of our employees. (iv) 403,333 Class A ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai. ZTO ES remains the record holder of those shares and retains the voting rights with respect to those shares. Mr. Meisong Lai is the sole shareholder and the sole director of Zto Lms Holding Limited. Mr. Meisong Lai is the sole director of ZTO ES. According to a written document signed by Mr. Meisong Lai and Zto Tjy Holding Limited, in December 2016, Zto Tjy Holding Limited purchased a total of 1,676,754 ADSs on the open market on behalf of Mr. Lai and pursuant to Mr. Lai’s instruction, and Mr. Lai has the sole voting and dispositive power with respect to those ADSs.

(2)         Represents (i) 66,201,889 Class A ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai, and (ii)375,000 Class A ordinary shares held by ZTO ES. Mr. Jiafa Lai is the sole shareholder and the sole director of Zto Ljf Holding Limited. Mr. Lai has the power to direct the sale of those 375,000 Class A ordinary shares held by ZTO ES.

(3)         Represents (i) 54,068,198 Class A ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang, and (ii)120,000 Class A ordinary shares held by ZTO ES. Mr. Jilei Wang is the sole shareholder and the sole director of Zto Wjl Holding Limited. Mr. Wang has the power to direct the sale of those 120,000 Class A ordinary shares held by ZTO ES.

(4)         Represents (i) 18,654,500 Class A ordinary shares directly held by Zto Hxl Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiangliang Hu, and (ii)122,700 Class A ordinary shares held by ZTO ES. Mr. Xiangliang Hu is the sole shareholder and the sole director of Zto Hxl Holding Limited. Mr. Hu has the power to direct the sale of those 122,700 Class A ordinary shares held by ZTO ES.

(5)         Represents 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai. The registered address of Zto Lms Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)         Represents  66,201,889 Class A ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai. The registered address of Zto Ljf Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)         Represents 54,068,198 Class A ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang. The registered address of Zto Wjl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(8)         Represents 18,654,500 Class A ordinary shares directly held by Zto Hxl Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiangliang Hu. The registered address of Zto Hxl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2018, 262,111,751 (36%) of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Demand Registration Rights. At any time after the earlier of (i)180 days after the effective date of the registration statement for a public offering or (ii)the expiration of the period during which the managing underwriters for such public offering shall prohibit us from effecting any other public sale or distribution of registrable securities, holders of series A preferred shares, Max Alpha Limited and Max Beyond Limited, and Zto Wlm Holding Limited have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once in any six-month period. We are not obligated to effect more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2016 Share Incentive Plan.”

Employee Share Holding Platform

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers—Employee Share Holding Platform.”

Other Transactions with Related Parties

As of December 31, 2017, certain of our employees and certain employees of Tonglu Tongze beneficially own 75.6% and 15.8% equity interest in Tonglu Tongze, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders, who do not hold equity interests in Tonglu Tongze, to exercise all their shareholder rights except dividend rights. Daily operations of Tonglu Tongze are managed by its employees. We treat it as our related party. We incurred RMB809.4 million (US$124.4 million) of transportation service fees to Tonglu Tongze and its subsidiaries in 2017. As of December 31, 2017, we had RMB105,8 million (US$16.3 million) of accounts payable due to Tonglu Tongze and its subsidiaries for transportation service.

Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred RMB43.1 million (US$6.6 million) for purchases of supplies from this company in 2017. As of December 31, 2017, we had RMB2.1 million (US$0.3 million) due to this company.

Shanghai Kuaibao Network Technology Ltd. is our equity investee. As of December 31, 2017, we had RMB9.9 million (US$1.5 million) loan due from this company.

In August 2016, we entered into an agreement with ZTO Supply Chain Management Co., Ltd., or ZTO LTL, and Mr. Jianfa Lai, a director and principal shareholder of our company, to invest RMB54.0 million (US$8.3 million) in cash in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in the provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also principal shareholders of our company. We incurred RMB35.4 million (US$5.4 million) of transportation service fees to ZTO LTL and derived RMB9.4 million (US$1.5 million) of rental income from ZTO LTL in 2017. As of December 31, 2017, we had RMB7.0 million (US$1.1 million) of accounts payable due to ZTO LTL for transportation service.

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

Starting in May 2017, our company and certain of directors and officers, and the underwriters of our company’s initial public offering in October 2016 (the “Underwriter Defendants”) have been named as defendants in the following putative securities class actions:

•                                          City of Birmingham Retirement and Relief System v. ZTO Express (Cayman) Inc., et al., 01-CV-2017-902004.00 (Cir. Ct. Jefferson County Ala., filed on May 16, 2017) (the “Alabama Action”);

•                                          Guo v. ZTO Express (Cayman) Inc., et al., 17 Civ. 03676 (Sup. Ct. Mateo County Ca., filed on August 11, 2017)(the “Guo Case”);

•                                          Nurlybayev v. ZTO Express (Cayman) Inc., et al., 1:17-cv-06130 (S.D.N.Y., filed on August 14, 2017)(the “New York Action”);

•                                          McGrath v. ZTO Express (Cayman) Inc., et al., 17 Civ. 03805 (Sup. Ct. Mateo County Ca., filed on August 21, 2017)(the “McGrath Case”);

•                                          The Ronald & Maxine Linde Foundation v. ZTO Express (Cayman) Inc., et al., 18 Civ. 00264 (Sup. Ct. Mateo County Ca., filed on January 17, 2018) (the “Linde Foundation Case”).

These actions allege that defendants made misstatements and omissions in our Registration Statement and Prospectus in connection with its initial public offering in October 2016 in violation of the Securities Act of 1933.

The Alabama Action:  On June 28, 2017, our company removed the Alabama Action to the federal District Court for the Northern District of Alabama and the Underwriter Defendants joined in the removal.  On July 14, 2017, City of Birmingham Retirement and Relief System filed a Motion to Remand the Alabama Action back to state court.  On August 4, 2017, our company and the Underwriter Defendants submitted a joint Motion to Change Venue, requesting the court to transfer the Alabama Action to the federal District Court for the Southern District of New York.  On August 29, 2017, the court issued an order staying the proceedings of the Alabama Action pending the United States Supreme Court’s decision in Cyan, Inc. v. Beaver Cty. Employees Ret. Fund, and denying without prejudice City of Birmingham Retirement and Relief System’s Motion to Remand and our company and the Underwriter Defendants’ Motion to Change Venue.  On April 17, 2018, City of Birmingham Retirement and Relief System filed a motion to lift stay and remand the Alabama Action back to state court, which motion was granted by the court on April 18, 2018.

The California Actions:  On September 15, 2017, our company removed the Guo Case and McGrath Case to the federal District Court for the Northern District of California and the Underwriter Defendants consented to the removal.  Also on September 15, 2017, our company and the Underwriter Defendants filed a joint motion to transfer in the Guo Case and McGrath Case, requesting the court to transfer the two cases to the federal District Court for the Southern District of New York.  On September 26, 2017, the plaintiffs filed motions to remand these two cases back to state court.  On December 22, 2017, the court granted plaintiffs’ motions to remand and denied our and Underwriter Defendants’ joint motion to transfer.  On February 15, 2018, our company and the Underwriter Defendants filed a joint motion to stay the Guo Case and McGrath Case in state court.  On April 16, 2018, the court decided to grant our and the Underwriter Defendants’ motion to stay, with the formal order to be prepared, signed and filed.

The New York Action:  On October 16, 2017, three sets of purported shareholders filed motions to appoint themselves as lead plaintiffs of the purported plaintiff class and appoint their designated counsel as lead counsel.  On November 13, 2017, the court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel.  On January 8, 2018, the lead plaintiff filed an amended complaint.  On February 20, 2018, our company and the Underwriter Defendants filed a joint motion to dismiss the amended complaint, which remains pending before the Court.

These cases are in their preliminary stages.  We believe these cases are without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

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

On March 7, 2018, the board of directors has approved a special dividend of US$0.20 per ADS for 2017, which was paid to shareholders of record as of the close of business on March 23, 2018.

Unless otherwise disclosed in this annual report, we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most of our available funds and any future earnings to operate and expand our business.

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

The following table provides the high and low trading prices for our ADSs on the NYSE for each period indicated.

	Trade Price
	High	Low
	US$	US$

Annual Highs and Lows
2016 (since October 27, 2016)	18.45	12.01
2017	18.08	11.14

Quarterly Highs and Lows
Fourth Quarter 2016 (since October 27, 2016)	18.45	12.01
First Quarter 2017	14.76	11.14
Second Quarter 2017	15.57	11.91
Third Quarter 2017	16.04	12.84
Fourth Quarter 2017	18.08	13.45
First Quarter 2018	17.47	14.61

Monthly Highs and Lows
October 2017	16.50	13.45
November 2017	18.08	15.46
December 2017	16.19	14.55
January 2018	17.00	15.08
February 2018	16.19	14.65
March 2018	17.47	14.61
April 2018 (through April 23, 2018)	16.73	14.51

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares may be redeemed, at our option or at the option of the holders thereof, in such manner and on such terms as may be determined, before the issue of such shares, by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares in such manner and on such terms as have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a)unless it is fully paid up, (b)if such redemption or repurchase would result in there being no shares outstanding, or (c)if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i)the primary location of the day-to-day operational management is in the PRC; (ii)decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii)the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv)at least 50% of voting board members or senior executives habitually reside in the PRC.

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

The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, promulgated on November 17, 2017 and came into effect on December 1, 2017, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Announcement 37 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Announcement 37 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Under the EIT Law and its implementation rules, certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria are permitted to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016 the State Administration for Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the qualification and certification of the High and New Technology Enterprises.

Under the Bulletin of the State Administration of Taxation on Issues of Enterprise Income Tax Concerning In-depth Implementation of Western Region Development Strategy promulgated on April 6, 2012, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority.

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

•                  persons that actually or constructively own 10% or more of our stock; or

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

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A)the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B)that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i)75% or more of its gross income for such year consists of certain types of “passive” income or (ii)50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets, and the market value of our ADSs, we do not expect believe we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1)our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2)we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3)certain holding period requirements are met. We expect our ADSs (but not our ordinary share) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i)any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii)any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i)include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii)deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2017, we had RMB8.3 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had approximately RMB7.5 billion of cash and cash equivalent.

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

Commodity Price Risk

Our exposure to commodity price risk primarily relates to the fuel price in connection with our line-haul transportation. The price and availability of fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, global politics and other factors. Historically, we have not experienced significant pricing pressure in connection with fuel price fluctuation. However, fuel prices increased significantly in China in the second half of 2017 and there is a risk that fuel prices could rise in future periods. In the event of significant fuel price rise, our transportation expenses may rise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2017, we received a reimbursement of US$8.1 million, after deduction of applicable U.S. taxes, from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-213882 ) (the “F-1 Registration Statement”) in relation to our initial public offering, which became effective on October 26, 2016. We received net proceeds of approximately US$1.4 billion from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 26, 2016, the date that the Form F-1 was declared effective by the SEC, to December 31, 2017, we fully applied these net proceeds as follows:

•                  Approximately US$129.0 million to repurchase our ordinary shares;

•                  Approximately US$99.4 million to expand and upgrade our sorting hubs and transportation fleets;

•                  Approximately US$17.0 million to support our newly developed financing business; and

•                  Approximately US$9.1 million to further invest Cai Niao Smart Logistics Network Limited.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2017. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Our management excluded from our assessment the internal control over financial reporting at ZTO International Supply Chain Co., Ltd. and Shenzhen Dayu International Logistics Co., Ltd., which operates acquired freight forwarding business on October 1, 2017 and whose financial statements constitute 0.01% and 0.65% of net and total assets,  respectively, 2.06% of revenues, and 0.07% of net income of the consolidated financial statements amounts as of and for the year ended December 31, 2017.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-3 of this annual report.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2016, we and our independent registered public accounting firm identified one material weakness and one significant deficiency in our internal control over financial reporting as well as other control deficiencies. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified related to the lack of formal risk assessments and comprehensive control policies and procedures established based on an internal control framework. In accordance with a transition period established by rules of the SEC for newly listed public companies, the annual report for the year ended December 31, 2016, did not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm.

In 2017, we have implemented a number of remediation measures to address the material weakness as of and for the year ended December 31, 2016 by, (i) developed an U.S. GAAP Accounting Manual for our company and enhancing monthly and quarterly closing process to standardize and accelerate the preparation of consolidated financial statements in accordance with U.S. GAAP; (ii) retained sufficient accounting personnel with appropriate knowledge and experiences on U.S. GAAP and SEC financial reporting and assigning the reporting director, who has U.S. CPA qualification and obtained working experiences in a public accounting firm, to take up more period end control oversight responsibilities to enhance the capability of the financial reporting team and assist the chief financial officer to oversee the financial reporting process; (iii) internally transferred of additional qualified accounting and reporting personnel with U.S. GAAP and SEC reporting experiences to strengthen the company’s reporting and disclosure capabilities; (iv) provided more comprehensive training on knowledge of U.S. GAAP and controls over financial reporting to accounting team and other relevant personnel.

Meanwhile, we have implemented several remediation measures to address the significant deficiency as of and for the year ended December 31, 2016 by, (i) employed an experienced internal auditor director and established the internal department to enhance the internal control. The internal auditor is independent of the Company’s operations and reports directly to the audit committee; (ii) established the formal risk assessment process and internal control framework, and reviewed the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S. GAAP reporting and disclosures; (iii) provided more comprehensive training to accounting team and other relevant personnel on knowledge of U.S. GAAP and controls over financial reporting.

As of December 31, 2017, based on an assessment performed by our management on the performance of the above mentioned remediation measures, we determined that the material weakness and significant deficiency previously identified in our internal control over financial reporting as of and for the year ended December 31, 2016 had been remediated.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Changes in Internal Control over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2016	2017
	(in thousands of RMB)
Audit fees(1)	16,380	10,300

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 21, 2017, we announced a share repurchase program, pursuant to which we were authorized to repurchase up to US$300 million of our ADSs.

The following table sets forth some information about our repurchases during the periods presented.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
May 2017	1,881,712	14.44	1,881,712	272,829,134
June 2017	741,702	14.14	741,702	262,342,117
July 2017	79,700	14.02	79,700	261,224,914
August 2017	3,166,102	13.55	3,166,102	218,325,784
September 2017	1,371,649	13.89	1,371,649	199,275,702
October 2017	968,950	13.70	968,950	186,003,054
November 2017	—	—	—	186,003,054
December 2017	1,550,073	15.33	1,550,073	162,237,473
Total	9,759,888	N/A	9,759,888	N/A

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

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of ZTO Express (Cayman) Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Second Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 27, 2016 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on October 14, 2016 (File No.333-213882))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on October 14, 2016 (File No.333-213882))
2.3

Deposit Agreement dated October 26, 2016, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to Form S-8 filed on January 12, 2018 (File No.333-222519))

2.4

Shareholders Agreement between the Registrant and other parties thereto dated August 18, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.1

Amended and Restated 2016 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2017)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
4.4

English translation of Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.5

English translation of Exclusive Call Option Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.6

English translation of Equity Pledge Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.7

English translation of Voting Rights Proxy Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.8

English translation of Irrevocable Powers of Attorney granted by the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.9

English translations of Spousal Consents granted by each of Lai Yufeng, Fu Aiyun, Chen Xinyu, Shen Linxian, Wu Yanfen and Fan Feiqun (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.10

English translation of Road Transportation Agreement between ZTO Express and Tonglu Tongze dated December 22, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.11

English translation of form of Cooperation Agreement between ZTO Express and direct network partners of the Registrant (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.12

Share Purchase and Subscription Agreement by and among the Registrant, Onyx Gem Investment Holdings Limited, Hillhouse ZT Holdings Limited, Standard Chartered Private Equity (Mauritius) III Limited, Gopher China S.O. Project Limited and other parties thereto dated May 21, 2015 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.13

Share Subscription Agreement by and between the Registrant and Zto Es Holding Limited dated June 28, 2016 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 24, 2018

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017 and the related notes and related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2018, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 24, 2018

We have served as the Group’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Group”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Group and our report dated April 24, 2018, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at ZTO International Supply Chain Co., Ltd. and Shenzhen Dayu International Logistics Co., Ltd., which operates acquired freight forwarding business on October 1, 2017 and whose financial statements constitute 0.01% and 0.65% of net and total assets, respectively, 2.06% of revenues, and 0.07% of net income of the consolidated financial statements amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at ZTO International Supply Chain Co., Ltd. and Shenzhen Dayu International Logistics Co., Ltd..

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 24, 2018

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2016	2017
		RMB	RMB	US$ (Note 2)
ASSETS
Current assets:
Cash and cash equivalents		11,287,789	5,425,024	833,811
Restricted cash		635,366	348,710	53,596
Accounts receivable, net of allowance for doubtful accounts of RMB5,124 and RMB13,798 at December 31, 2016 and 2017, respectively		197,803	287,835	44,239
Financing receivables		—	64,030	9,841
Short-term investment		—	5,224,559	803,000
Inventories		33,959	34,231	5,261
Advances to suppliers		646,666	263,574	40,511
Prepayments and other current assets	4	379,055	719,983	110,659
Amounts due from related parties	16	5,400	9,900	1,522
Total current assets		13,186,038	12,377,846	1,902,440
Investments in equity investees	9	537,175	610,160	93,780
Property and equipment, net	5	4,065,562	6,473,010	994,883
Land use rights, net	6	1,302,869	1,602,908	246,362
Intangible assets, net	7	—	60,424	9,287
Goodwill	8	4,157,111	4,241,541	651,913
Deferred tax assets	12	109,030	152,763	23,479
Other non-current assets		45,953	308,986	47,490
TOTAL ASSETS		23,403,738	25,827,638	3,969,634
LIABILITIES, AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowing	10	450,000	250,000	38,424
Accounts payable		636,422	889,139	136,658
Advances from customers		229,724	258,965	39,802
Income tax payable		418,310	221,926	34,109
Amounts due to related parties	16	131,425	114,913	17,662
Acquisition consideration payable	3	—	130,004	19,981
Other current liabilities	11	1,656,590	2,281,067	350,593
Total current liabilities		3,522,471	4,146,014	637,229
Deferred tax liabilities	12	130,520	157,320	24,180
Acquisition consideration payable	3	—	22,942	3,526
Other non-current liabilities		—	60,045	9,229
TOTAL LIABILITIES		3,652,991	4,386,321	674,164
Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 ordinary shares authorized as of December 31, 2016 and 2017; 525,306,440 Class A ordinary shares issued and 514,464,604 Class A ordinary shares outstanding as of December 31, 2016; 525,306,440 Class A ordinary shares issued and 504,704,716 Class A ordinary shares outstanding as of December 31, 2017; 206,100,000 Class B ordinary shares issued and outstanding as of December 31, 2016 and 2017)	14	471	471	72
Additional paid-in capital		15,940,206	15,975,979	2,455,463
Treasury shares, at cost		—	(914,611)	(140,573)
Retained earnings		3,509,707	6,669,370	1,025,063
Accumulated other comprehensive income/(loss)		294,649	(295,896)	(45,478)
ZTO Express (Cayman) Inc. shareholders’ equity		19,745,033	21,435,313	3,294,547
Noncontrolling interests		5,714	6,004	923
Total Equity		19,750,747	21,441,317	3,295,470
TOTAL LIABILITIES AND EQUITY		23,403,738	25,827,638	3,969,634

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	Notes	2015	2016	2017
		RMB	RMB	RMB	US$ (Note 2)
Revenues (including related party revenue of RMB127,157, nil and nil for the years ended December 31, 2015, 2016 and 2017, respectively)		6,086,455	9,788,768	13,060,073	2,007,296
Cost of revenues (including related party cost of revenues of RMB783,467, RMB954,861 and RMB887,900 for the years ended December 31, 2015, 2016 and 2017, respectively)		(3,998,737)	(6,345,899)	(8,714,489)	(1,339,392)
Gross profit		2,087,718	3,442,869	4,345,584	667,904
Operating income (expenses)
Selling, general and administrative		(591,738)	(705,995)	(780,517)	(119,963)
Other operating income, net		33,249	32,104	183,368	28,183
Total operating expenses		(558,489)	(673,891)	(597,149)	(91,780)
Income from operations		1,529,229	2,768,978	3,748,435	576,124
Other income (expenses)
Interest income		15,091	44,791	166,325	25,564
Interest expense		(16,392)	(12,986)	(15,668)	(2,408)
Gain on deemed disposal of equity method investments	3	224,148	9,551	—	—
Impairment of investment in equity investee		—	—	(30,000)	(4,611)
Foreign currency exchange gain/(loss)		—	9,977	(48,149)	(7,400)
Income before income tax and share of profit/(loss) in equity method investments		1,752,076	2,820,311	3,820,943	587,269
Income tax expense	12	(419,999)	(731,987)	(646,361)	(99,344)
Share of loss in equity method investments, net of tax of nil		(459)	(36,721)	(15,682)	(2,410)
Net income		1,331,618	2,051,603	3,158,900	485,515
Net loss attributable to noncontrolling interests		137	2,252	763	117
Net income attributable to ZTO Express (Cayman) Inc.		1,331,755	2,053,855	3,159,663	485,632
Change in redemption value of convertible redeemable preferred shares	19	(28,775)	(133,568)	—	—
Net income attributable to ordinary shareholders		1,302,980	1,920,287	3,159,663	485,632
Net earnings per share attributable to ordinary shareholders:	15
Basic		2.15	2.91	4.41	0.68
Diluted		2.15	2.91	4.40	0.68
Weighted average shares used in calculating net earnings per ordinary share:
Basic		599,373,273	634,581,307	717,138,526	717,138,526
Diluted		599,373,273	634,581,307	717,599,562	717,599,562
Net income		1,331,618	2,051,603	3,158,900	485,515
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		(13,749)	308,398	(590,545)	(90,765)
Comprehensive income		1,317,869	2,360,001	2,568,355	394,750
Comprehensive loss attributable to noncontrolling interests		137	2,252	763	117
Comprehensive income attributable to ZTO Express (Cayman) Inc.		1,318,006	2,362,253	2,569,118	394,867

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2015	586,200,000	390	2,966,980	401,440	—	3,368,810	26,893	3,395,703
Net income (loss)	—	—	—	1,331,755	—	1,331,755	(137)	1,331,618
Distribution of dividends	—	—	—	(115,000)	—	(115,000)	—	(115,000)
Foreign currency translation adjustments	—	—	—	—	(13,749)	(13,749)	—	(13,749)
Ordinary shares consideration for business acquisitions	13,800,000	—	1,314,569	—	—	1,314,569	—	1,314,569
Acquisition of noncontrolling interests of the Group’s subsidiary	—	—	(228)	—	—	(228)	(14,772)	(15,000)
Change in redemption value of convertible redeemable preferred shares	—	—	—	(28,775)	—	(28,775)	—	(28,775)
Balance at December 31, 2015	600,000,000	390	4,281,321	1,589,420	(13,749)	5,857,382	11,984	5,869,366

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2015	600,000,000	390	4,281,321	1,589,420	(13,749)	5,857,382	11,984	5,869,366
Net income (loss)	—	—	—	2,053,855	—	2,053,855	(2,252)	2,051,603
Foreign currency translation adjustments	—	—	—	—	308,398	308,398	—	308,398
Ordinary shares consideration for business acquisitions	13,826,522	9	30,057	—	—	30,066	—	30,066
Conversion of redeemable and contingently convertible share units	3,504,000	2	236,179	—	—	236,181	—	236,181
Ordinary shares issued for share based compensation	1,054,164	1	71,018	—	—	71,019	—	71,019
Share based compensation related options	—	—	502	—	—	502	—	502
Additional capital contribution from shareholder	—	—	11,789	—	—	11,789	—	11,789
Capital contribution from noncontrolling interest shareholder	—	—	4,000	—	—	4,000	6,000	10,000
Acquisition of noncontrolling interest of the Group’s subsidiaries	—	—	11,139	—	—	11,139	(10,018)	1,121
Change in redemption value of convertible redeemable preferred shares	—	—	—	(133,568)	—	(133,568)	—	(133,568)
Conversion of preferred shares into Class A ordinary shares upon IPO	30,079,918	20	2,110,403	—	—	2,110,423	—	2,110,423
Issuance of ordinary shares for initial public offering (“IPO”), net of issuance cost of RMB339,355	72,100,000	49	9,183,798	—	—	9,183,847	—	9,183,847
Balance at December 31, 2016	720,564,604	471	15,940,206	3,509,707	294,649	19,745,033	5,714	19,750,747

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2016	720,564,604	471	15,940,206	—	3,509,707	294,649	19,745,033	5,714	19,750,747
Net income (loss)	—	—	—	—	3,159,663	—	3,159,663	(763)	3,158,900
Foreign currency translation adjustments	—	—	—	—	—	(590,545)	(590,545)	—	(590,545)
Share based compensation of ordinary share awards relating to the Share Holding Platform	—	—	23,302	—	—	—	23,302	—	23,302
Share based compensation related to options	—	—	1,004	—	—	—	1,004	—	1,004
Share based compensation related to restricted share units	—	—	16,419	—	—	—	16,419	—	16,419
Repurchase of ordinary shares	(9,759,888)	—	—	(914,611)	—	—	(914,611)	—	(914,611)
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	—	1,000	1,000
Acquisition of noncontrolling interest of the Group’s subsidiaries	—	—	(4,952)	—	—	—	(4,952)	53	(4,899)
Balance at December 31, 2017	710,804,716	471	15,975,979	(914,611)	6,669,370	(295,896)	21,435,313	6,004	21,441,317

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2)
Operating activities
Net Income	1,331,618	2,051,603	3,158,900	485,515
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	116,800	122,502	40,725	6,260
Depreciation and amortization	158,056	324,978	560,366	86,127
Loss on disposal of property and equipment	7,293	477	21,434	3,294
Allowance for doubtful accounts	2,588	2,536	10,200	1,568
Deferred income tax	5,047	(30,553)	(29,035)	(4,463)
Gain on deemed disposal of equity method investments	(224,148)	(9,551)	—	—
Impairment of cost method equity investees	—	—	30,000	4,611
Share of loss in equity method investments	459	36,721	15,682	2,410
Changes in operating assets and liabilities:
Accounts receivable	(11,918)	(141,845)	(100,231)	(15,405)
Financing receivables	—	—	(64,030)	(9,841)
Inventories	(10,770)	(18,239)	(271)	(42)
Advances to suppliers	(7,095)	(78,265)	(109,241)	(16,790)
Prepayments and other current assets	(52,674)	(196,581)	(339,853)	(52,234)
Amounts due from related parties	(11,179)	9,640	—	—
Other non-current assets	2,632	(25,223)	(31,191)	(4,793)
Accounts payable	142,139	342,223	252,716	38,842
Advances from customers	78,618	(69,141)	29,241	4,494
Amounts due to related parties	2,448	28,158	(16,512)	(2,538)
Income tax payable	83,717	116,378	(196,384)	(30,184)
Other current liabilities	520,310	106,425	338,123	51,966
Other non-current liabilities	—	—	60,045	9,229
Net cash provided by operating activities	2,133,941	2,572,243	3,630,684	558,026

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2)
Cash flows from investing activities
Purchases of property and equipment	(1,062,302)	(1,986,094)	(2,572,242)	(395,346)
Purchases of land use rights	(413,562)	(703,115)	(254,497)	(39,115)
Payment of amounts due from related parties	(15,000)	—	—	—
Repayment of amounts due from related parties	228,509	15,000	—	—
Cash paid for business acquisitions, net of cash received	(20,604)	(115,454)	—	—
Investments in equity investees	(193,803)	(315,426)	(89,055)	(13,688)
Purchases of short-term investments	—	—	(10,126,703)	(1,556,446)
Repayments of short-term investments	—	—	4,725,872	726,353
Others	27,016	20,049	22,078	3,393
Net cash used in investing activities	(1,449,746)	(3,085,040)	(8,294,547)	(1,274,849)
Cash flows from financing activities
Proceeds from issuance of convertible redeemable preferred shares	1,934,331	—	—	—
Proceeds from capital contribution from shareholders	—	11,789	—	—
Proceeds from capital contribution from noncontrolling interest shareholder	—	10,000	1,000	154
Proceeds from short-term borrowing	350,000	551,000	550,000	84,533
Proceeds from issuance of ordinary shares through Initial Public Offerings, net of issuance cost of RMB339,355	—	9,183,847	—	—
Proceeds from issuance of ordinary shares for shared based compensation	—	68,400	—	—
Repurchase of ordinary shares	—	—	(857,658)	(131,820)
Repayment of short-term borrowing	(300,000)	(409,943)	(750,000)	(115,273)
Payment of dividends	(115,000)	—	—	—
Others	—	—	(4,900)	(752)
Net cash provided by/used in financing activities	1,869,331	9,415,093	(1,061,558)	(163,158)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,877	302,097	(424,000)	(65,167)
Net change in cash, cash equivalents and restricted cash	2,555,403	9,204,393	(6,149,421)	(945,148)
Cash, cash equivalents and restricted cash at beginning of year	163,359	2,718,762	11,923,155	1,832,555
Cash, cash equivalents and restricted cash at end of year	2,718,762	11,923,155	5,773,734	887,407

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Cash and cash equivalents	2,452,359	11,287,789	5,425,024
Restricted cash	266,403	635,366	348,710
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	2,718,762	11,923,155	5,773,734

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	331,235	646,162	871,780	133,990
Interest expense paid	16,392	12,986	15,668	2,408

Supplemental disclosure on non-cash investing and financing activities:

In 2015, the Group acquired delivery company operating assets which constituted businesses and were accounted for these acquisitions as business combinations. Details of non-cash activities arising from these acquisitions are set out in Note 3.

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

In January 2016, the Group purchased the remaining 40% equity interest of Suzhou Zhongtong Express Ltd. Details of this business combination are set out in Note 3. In conjunction with the acquisition, non-cash investing and financing activities are as follows:

RMB
Issuance of equity consideration	30,066
Cash consideration paid	30,660
Fair value of assets acquired and liabilities assumed	85,923

In October 2017, the Group acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries (the “COE Business”) for a consideration of HK$180.0 million (approximate to RMB152.9 million) in cash. Details of this business combination are set out in Note 3. In conjunction with the acquisition, non-cash investing and financing activities are as follows:

RMB
Cash consideration payable	152,946
Fair value of assets acquired	79,096

As of December 31, 2017, payables for repurchasing the ordinary shares are RMB56,953.

As of December 31, 2017, payables for equity investment are RMB35,000.

As of December 31, 2015, 2016 and 2017, payables for purchase of property and equipment are RMB68,900, RMB574,811 and RMB710,002, respectively.

The accompanying notes are an integral part of these consolidated financial statements

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

2013 Restructuring

In 2013, in order to obtain investments from outside investors, shareholders of Shanghai Zhongtongji and 15 network partners located in various provinces within PRC agreed to a restructuring plan (the “2013 Restructuring”). The main purpose of the restructuring is to create a holding company ZTO Express Co., Ltd. (“ZTO Express”), which in turn holds the businesses of Shanghai Zhongtongji and 15 network partners across the ZTO network.

The 2013 Restructuring was accounted for as a put-together transaction in accordance with ASC 805, Business Combination and Shanghai Zhongtongji has been identified as the accounting acquirer of ZTO Express and the 15 network partners.

2015 Restructuring

In 2015, ZTO Express and its shareholders undertook another reorganization in order to establish the Company (the “2015 Restructuring”),The main purpose of the 2015 Restructuring was to establish a Cayman holding company for the existing business in preparation for an overseas IPO. The reorganization was necessary to comply with the PRC law and regulations which restrict foreign ownership of companies that engage in delivery services in China. The Group has accounted for the 2015 Restructuring akin to a reorganization of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to ZTO Express for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the 2015 Restructuring are presented as if the 2015 Restructuring transactions occurred at the beginning of the first period presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                                 Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following amounts and balances of ZTO Express and its subsidiaries (the “VIE”) were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2016	2017
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	472,816	930,829
Restricted cash	302,102	192,559
Accounts receivable, net	197,559	286,286
Inventories	32,868	32,571
Advances to suppliers	420,948	60,369
Prepayments and other current assets	211,643	581,825
Amounts due from related parties	5,400	9,900
Total current assets	1,643,336	2,094,339
Investments in equity investees	236,515	272,195
Property and equipment, net	2,396,660	3,545,635
Land use rights, net	953,487	1,077,385
Goodwill	4,157,111	4,157,111
Deferred tax assets	89,954	91,586
Other non-current assets	37,953	70,609
TOTAL ASSETS	9,515,016	11,308,860
Liabilities
Current liabilities:
Short-term bank borrowing	450,000	250,000
Accounts payable	582,271	774,182
Advances from customers	229,704	256,893
Income tax payable	54,774	110,116
Amounts due to related parties	127,471	857,665
Other current liabilities	1,238,191	1,625,089
Total current liabilities	2,682,411	3,873,945
Deferred tax liabilities	98,800	96,582
TOTAL LIABILITIES	2,781,211	3,970,527

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Total revenue	6,086,455	9,788,768	12,866,016
Net income	1,331,621	4,145,150	5,982,432
Net cash generated from operating activities	2,164,829	1,451,316	1,256,049
Net cash used in investing activities	(1,409,746)	(1,680,896)	(703,679)
Net cash provided by (used in) financing activities	(65,000)	151,056	(203,900)
Net increase (decrease) in cash and cash equivalents	690,083	(78,524)	348,470
Cash and cash equivalents and restricted cash at beginning of year	163,359	853,442	774,918
Cash and cash equivalents and restricted cash at end of year	853,442	774,918	1,123,388

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The VIE contributed 100%, 100% and 98.5% of the Group’s consolidated revenues for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIE accounted for an aggregate of 41% and 44%, respectively, of the consolidated total assets, and 76% and 91%, respectively, of the consolidated total liabilities. Total assets not associated with the VIE mainly consisted of cash and cash equivalents, short-term investment and property and equipment.

Beginning in January 2016, the VIE pay transportation fees and service fees pursuant to the Exclusive Consulting and Services Agreements to Shanghai Zhongtongji Network (the “WFOE”) based on the VIE’s operating results and WFOE’s operating cost of sorting hubs and the Group’s owned fleet. The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The net income generated by the VIE after deductions of inter-company transportation fees and service fees charges by WFOE were RMB726,915 for the year ended December 31, 2017.

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

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

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

The Group held variable interests in Tonglu in the form of a waiver of management fees and an outstanding loan receivable of RMB15 million as of December 31, 2015 that was repaid in full in 2016. As of December 31, 2017, the Group has no exposure to loss included in the Group’s consolidated balance sheets as a result of the Group’s variable interest in Tonglu.

The Group had transactions with Tonglu for the years ended December 31, 2015, 2016 and 2017 and amounts due to Tonglu as of December 31, 2016 and 2017 for transportation service received from Tonglu, in connection with a contractual arrangement and considered by management to be on terms that are commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 16 (a), (b) and (c).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group has stock unit awards payable that was required to be measured at fair value on a recurring basis at the end of each reporting period prior to June 28, 2016. Change in fair value and inputs in the valuations are disclosed in Note 13.

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, financing receivable, short-term investment, amounts due from related parties, advances to suppliers, prepayments and other current assets, short-term bank borrowing, accounts payable, advances from customers, amounts due to related parties, other current liabilities and acquisition payable are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)                                 Fair value — (continued)

The Group measures certain assets, including the cost method investments and equity method investments, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the carry amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2015, 2016 and 2017, the Group recognized impairment of investment in equity investees in the amount of nil, nil and RMB30,000, respectively.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance of the acquired business, discount rate, etc. to the discounted cash flow valuation methodology that are significant to the measurement of the fair value of these assets.

(e)                                  Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and subsidiaries incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIE is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity.

(f)                                    Convenience translation

The Group’s business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2017 were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(i)                                   Short-term investment

Short-term investment primarily comprises of the time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates or principal not-guaranteed with certain financial institutions, whereby the Group has the intent and the ability to hold to maturity within one year. The Group classifies the short-term investment as “Held-to-maturity” securities and stated at amortized cost.

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the year ended December 31, 2017.

For the year ended December 31, 2017, the Group recorded the interest income of RMB74,127 from the short-term investments in the consolidated statements of comprehensive income.

(j)                                   Financing Receivables

The Group started to provide financing services to certain of its network partner in 2017 with credit term ranging from 3 months to a year. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts, and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to financing receivables represents the Group’s best estimate of the losses inherent in the outstanding portfolio of financing receivables. No allowance for doubtful accounts relating to financing receivables was recorded for the year ended December 31, 2017.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

(k)                                 Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 3 years
Furniture, office and electric equipment	3 to 5 years
Machinery and equipment	10 years
Vehicles	5 years
Buildings	20 years

(l)                                    Intangible assets

Intangible assets include customer relationship acquired in a business combination which are recognized initially at fair value at the date of acquisition and are carried at cost less accumulated amortization. Amortization of customer relationship is computed using the straight-line method over 10 years. See Note 3 “Business Combination” for further details.

(m)                              Investments in equity investees

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

We continually review our investment in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors we consider in our determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)                                 Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2015, 2016 and 2017.

(o)                                 Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise dictate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third-party valuations. No impairment charge was recognized for the years ended December 31, 2015, 2016 and 2017.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)                                 Share-based compensation

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

(q)                                 Treasury shares

Treasury shares represents ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)                                   Revenue recognition

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

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues for the sales of accessories were RMB173,166, RMB419,075 and RMB591,716 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group also provides freight forwarding services since October 2017. Freight forwarding services revenue are recognized at the time the services are completed. Revenue generated from freight forwarding services were RMB269,557 million for the year ended December 31, 2017.

(s)                                   Cost of revenues

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

•                  cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)                                    Income taxes

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

(u)                                 Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances from non-owner sources. For the years presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(v)                                  Operating leases as lessee

Leases, including leases of offices and sorting hubs, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years presented herein.

(w)                               Concentration credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, amounts due from related parties, accounts receivable, financing receivables, short-term investment, other receivables and advances to suppliers and prepayments and other current assets. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from enterprise customers. The Group conducts a credit evaluation of these enterprise customers. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)                                 Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

The Company’s convertible redeemable preferred shares were participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company used the two-class method whereby undistributed net income was allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period.

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

On October 27, 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares (Note 15). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

Upon the consummation of the Company’s IPO on October 27, 2016, the convertible redeemable preferred shares were automatically converted into Class A ordinary shares. The two-class method of computing earnings per share ceased to apply on such conversion date.

(y)                                  Adoption of New Accounting Standards

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which clarifies the presentation of restricted cash and restricted cash equivalents in the statements of cash flows. Under ASU 2016-18 restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. This ASU should be applied retrospectively and becomes effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, but early adoption is permitted. As a result of this update, restricted cash will be included within cash and cash equivalents on the statements of consolidated cash flows. The Group elected, as permitted by the standards, to early adopt ASU 2016-18 for the fiscal year beginning after January 1, 2017 and each of the prior periods presented were retrospectively adjusted. As of December 31, 2015, 2016 and 2017, restricted cash of RMB266,403, RMB635,366 and RMB348,710 is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)                                   Accounting Standards Issued But Not Yet Effective

In May 2014, the FASB issued an accounting standards update that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. The Group adopted the standard on January 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. The Group adopted the standard using a modified retrospective approach.

The Group has determined that revenue recognition will be accelerated for the transportation businesses as the standard requires revenue to be recognized as control is transferred to the customer over time rather than upon delivery. The Group has determined that the impact of this change to the statements of consolidated income is not material.

The standard also requires us to evaluate whether our businesses promise to transfer services to the customer itself (as a principal) or to arrange for services to be provided by another party (as an agent). To make that determination, the standard uses a control model rather than the risks-and-rewards model in current GAAP. Based on our evaluation of the control model, the Group determined that certain delivery services directly provided to end customers, and the freight forwarding businesses act as the principal rather than the agent within their revenue arrangements. This is consistent with our previous revenue recognition practices, and has no change on the statements of consolidated income for the periods ended December 31, 2016 and 2017, respectively.

In addition to completing the review of contracts and quantifying the impacts on the consolidated financial statements, the Group has analyzed the internal control over financial reporting framework and determined that there will be new controls added around contract inception and contract modifications, as well as periodic reviews of material contracts. In addition, the Group has reviewed the impacts of this standard on the footnote disclosures for periods subsequent to January 1, 2018. The Group has determined that the adoption of this standard will result in several additional disclosures, including but not limited to additional information around the performance obligations, the timing of revenue recognition, remaining performance obligations at period end, contract assets and liabilities and significant judgments made that impact the amount and timing of revenue from the contracts with customers.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments”, to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on the Group’s consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)                                   Accounting Standards Issued But Not Yet Effective (Continued)

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). This new guidance requires modified retrospective application and becomes effective for the Group in the first quarter of 2019, but early adoption is permitted. The Group is currently evaluating this update to determine the full impact of its adoption on the consolidated financial position, results of operations, cash flows and related disclosures, as well as the impact of adoption on policies, practices and systems. As of December 31, 2017, the Group has RMB1,104,215 of future minimum operating lease commitments that are not currently recognized on the consolidated balance sheet (see note 17). Therefore, the Group expects material changes to its consolidated balance sheets.

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

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other”, to simplify the accounting for goodwill impairment. The update removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard will be effective in the first quarter of 2020, but early adoption is permitted. The Group is currently evaluating this update to determine the full impact of its adoption but do not expect this accounting standards update to have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation”, to provide clarity and reduce complexity on when to apply modification accounting to existing share-based payment awards. The guidance will be applied prospectively. The Group adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on its consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

3. Business Combination

In order to consolidate and optimize the Group’s delivery capacity in key geographic areas within PRC, in 2015, the Group acquired substantially all of the operating assets of 16 network partners in 2015. The assets acquired from these entities constituted substantially all of the operating assets of the network partners including parcel sorting hubs, vehicles and miscellaneous furniture and fixture, and assumption of their respective assembled workforces. The Group accounted for these acquisitions as business combinations.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

3. Business Combination (Continued)

In accordance with ASC805, Business Combination, the Group’s pre-existing interest in these entities were remeasured at fair value, with a resulting gain in the amount of RMB224,148 in 2015 recorded in earnings.

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

Cash consideration of RMB87,766 was not paid as of December 31 2015, and has been recorded in acquisition consideration payables. Those amounts have been paid in 2016.

13,226,525 ordinary shares relating to the equity consideration exchanged for the 2015 acquisitions were not issued as of December 31, 2015. However, RMB643,338 relating to these non-contingent shares has been recorded as additional paid-in capital in the consolidated statements of changes in shareholders’ equity. Such shares have been issued in 2016.

The following table summarizes unaudited pro forma results of operations for the years ended December 31 2015 assuming that all acquisitions occurred as of the beginning of period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Years ended December 31, 2015
(Unaudited)
RMB
Pro forma revenue	6,997,299
Pro forma income from operations	1,599,022
Pro forma net income attributable to the Group	1,154,382
Pro forma net income per share
Basic	1.86
Diluted	1.86

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

2017 Acquisition

In October 2017, the Group acquired the core business of the China Oriental Express Co., Ltd. and its subsidiaries (the “COE Business”), a freight forwarding services provider in Hong Kong and Shenzhen, for cash consideration of HK$180,000 (approximate to RMB152,946). As a result of the acquisition, the Group recognized fixed assets of RMB17,123, intangible assets of RMB61,973, representing customer relations of the COE Business, and goodwill of RMB84,430. The cash consideration in relation to the acquisition of COE Business was not paid as of December 31, 2017, and has been recorded in acquisition consideration payable. The acquisition was not material to the consolidated financial statements for the year ended December 31, 2017, as such pro forma results of operations are not presented.

4. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Input value added tax (“VAT”)	240,216	489,700
Prepaid expenses	32,338	63,780
Accrued interest income	—	40,447
Deposits	9,172	16,749
Others	97,329	109,307
Total	379,055	719,983

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

5. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Buildings	1,287,114	2,697,230
Machinery and equipment	719,947	1,299,553
Leasehold improvements	230,580	262,419
Vehicles	1,059,067	1,545,786
Furniture, office and electric equipment	152,973	207,953
Construction in progress	1,116,044	1,434,699
Total	4,565,725	7,447,640
Accumulated depreciation	(500,163)	(974,630)
Property and equipment, net	4,065,562	6,473,010

Depreciation expenses were RMB145,276, RMB301,668 and RMB522,853 for the years ended December 31, 2015, 2016 and 2017, respectively.

As at December 31, 2016 and 2017, the title certificates for certain buildings of the Group with an aggregate net book value of approximately RMB724,041 and RMB1,425,167, respectively, had not been obtained.

6. Land use rights, net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less.

	As of December 31,
	2016	2017
	RMB	RMB
Cost	1,352,963	1,688,966
Less: Accumulated amortization	(50,094)	(86,058)
Land use rights, net	1,302,869	1,602,908

Amortization expenses for land use rights were RMB12,780, RMB23,310 and RMB35,964 for the years ended December 31, 2015, 2016 and 2017, respectively.

As at December 31, 2016 and 2017, the title certificates for certain land use right of the Group with carrying value of approximately RMB11,239 and RMB36,998, respectively, has not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

7. Intangible assets, net

	As of December 31,
	2016	2017
	RMB	RMB
Customer relationships	—	61,973
Less: accumulated amortization	—	(1,549)
Customer relationships, net	—	60,424

Amortization expenses for customer relationships acquired through business combination of COE Business were nil, nil and RMB1,549 for the years ended December 31, 2015, 2016 and 2017, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Years ending December 31,
RMB
2018	6,197
2019	6,197
2020	6,197
2021	6,197
2022	6,197
2023 and after	29,439
Total	60,424

8. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 were as follows:

Amount
RMB
Balance at January 1, 2016	4,091,219
Increase in goodwill related to acquisition of Suzhou ZTO	65,892
Balance at December 31, 2016	4,157,111
Increase in goodwill related to acquisition of COE Business	84,430
Balance at December 31, 2017	4,241,541

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

9. Investments in equity investees

The Group’s investments in equity investees comprise the following:

	As of December 31,
	2016	2017
	RMB	RMB
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”)(1)	53,925	76,014
Feng Wang Investment Co., Ltd. (“Feng Wang”)(2)	49,170	51,419
Shanghai CRRC Green City Logistics Co., Ltd. (“CRRC”) (3)	—	30,000
Others	26,235	22,328
Total investments accounted for under the equity method	129,330	179,761
Investments accounted for under cost method:
Cai Niao Smart Logistics Network Limited (“Cai Niao”)(4)	163,419	212,063
Shenzhen Feng Chao Technology Ltd. (“Feng Chao”)(5)	149,230	149,230
Wheat Commune Group Inc. (“Wheat Commune)(6)	83,316	48,228
Others	11,880	20,878
Total investments accounted for under the cost method	407,845	430,399
Total investments in equity investees	537,175	610,160

(1)                                 ZTO LTL

On August 22, 2016, the Group has entered into an investment agreement with ZTO LTL and Mr. Jianfa Lai to invest cash of RMB54,000 in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of the Group. Owing to the shareholders’ structure of ZTO LTL, the Group has significant influence on ZTO LTL’s significant operating activities. Therefore, the investment is accounted for using the equity method. In August 2017, the Group increase investment in ZTO LTL by RMB36,000 to maintain its equity shares in ZTO LTL at 18%.

(2)                                 Feng Wang

In December 2013, the Group entered into an agreement with other three top express delivery companies in China, to establish Feng Wang, which is to invest in the upstream industries and integrate resources across the express delivery value chain. The capital contribution by the Group was RMB50,000 in cash, representing 25% of the equity interest of Feng Wang. In 2015, the Group’s equity interest to Feng Wang decreased to 20% due to the additional capital contributions from other shareholders of Feng Wang.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

9. Investments in equity investees (Continued)

(3)                                 CRRC

In December 2017, the Group entered into a subscription and contribution agreement with CRRC Urban Traffic Co., Ltd. and two other express delivery companies in PRC, to establish a new company named CRRC, to develop the clean energy vehicles used in the express and logistics industries. The capital contribution by the Group was RMB30,000, representing 15% of the equity interest of CRRC. The Group has one board seat out of seven of CRRC, and has a significant influence on CRRC’s significant operating activities. Therefore, the investment is accounted for using the equity method.

(4)                                 Cai Niao

In May 2013, the Group entered into an investment agreement with several prestigious e-Commerce firms, investment corporations and delivery companies, to launch a new company named Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across PRC. The Group invested RMB50,000 in Cai Niao, and held 1% of its equity interests. In March, 2016, the Group subscribed for an additional 30,000,000 ordinary shares for consideration of USD15,473 (approximate to RMB100,285) pursuant to the share subscription agreement dated as of March 11, 2016 during the new round of financing by Cai Niao. The additional subscription did not change the percentage of equity interest the Group held in Cai Niao. In October, 2017, the Group subscribed for an additional 12,000,000 ordinary shares at the consideration of USD9,056 (approximate to RMB59,668) pursuant to the share subscription agreement dated October 17, 2017 during another round of financing by Cai Niao. After this contribution, the Group still maintained 1% of equity interest of Cai Niao.

(5)                                 Feng Chao

In June 2015, the Group entered into a subscription and contribution agreement with three other express delivery companies in PRC, to establish a new company named Feng Chao, which focuses on optimizing the delivery process, for example, by creating storage lockers for deliveries, innovating on the “last mile” delivery of express parcels. The capital contribution by the Group was RMB100,000 in cash, representing 20% of the equity interest of Feng Chao. The Group has one board seat out of five of Feng Chao, and has significant influence on Feng Chao’s significant operating activities. Therefore, the investment is accounted for using the equity method. In May 2016, the Group entered into the capital increase agreement with Feng Chao, to increase its investment by RMB100,000 to maintain its equity shares in Feng Chao at 20%, which was closed in August 2016. In July 2016, to coordinate with the Feng Chao’s employee incentive plan, all the investors of Feng Chao have agreed to transfer totally 5% of equity interests of Feng Chao to the employee share holding platform. As a result, the Group agreed to sell 1% of its equity interests in Feng Chao with the consideration of RMB2,500. In November 2016, the Group quit the board seat of Feng Chao, and no longer has significant influence on Feng Chao’s significant operating activities. Thereafter, the Group accounts for this investment under cost method. In January 2017, the Group’s equity interest to Feng Chao decreased to 10.4% due to the additional capital contributions from other shareholders of Feng Chao.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

9. Investments in equity investees (Continued)

(6)                                 Wheat Commune

In December 2015, the Group entered into a share purchase agreement to obtain 7.45% equity interest in Wheat Commune for US$12,000 (equivalent to RMB77,668). Wheat Commune is an Omni-channel platform providing comprehensive campus service in more than 100 cities across the country. Due to the continued operating loss, the Group conducted an impairment assessment and concluded that there is an other than temporary decline in the fair value of the investment. Thus the Group recorded impairment of RMB30,000 for the year ended December 31, 2017.

10. Short-term bank borrowing

Short-term bank borrowing consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB

PRC domestic commercial banks	450,000	250,000
	450,000	250,000

On December 29, 2016, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB300,000 with a commercial bank in the PRC at a fixed interest rate of 4.35% per annum, collateralized by the letter of guarantee issued from the Group’s designated bank accounts by RMB333,264 for this short-term borrowings. The Group fully repaid this borrowing in January 2017.

On December 29, 2016, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB150,000 with a commercial bank in the PRC at a fixed interest rate of 3.915% per annum, then repaid in full in December 2017.

On January 13, 2017, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB100,000 with a commercial bank in the PRC at a fixed interest rate of 3.828% per annum.

On January 17, 2017, a PRC subsidiary of the Group entered into a short term borrowing agreement of RMB300,000 with a commercial bank in the PRC at a fixed interest rate of 3.915% per annum, collateralized by the letter of guarantee issued from the Group’s designated bank accounts by RMB312,302 for this short-term borrowings. The Group fully repaid this borrowing in May 2017.

On January 23, 2017, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB150,000 with a commercial bank in the PRC at a fixed interest rate of 3.915% per annum, collateralized by the letter of guarantee issued from the Group’s designated bank accounts by RMB156,151 for this short-term borrowings.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

11. Other current liabilities

Other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Payables related to property and equipment	574,811	710,002
Deposits from network partners(1)	470,642	645,923
Salary and welfare payable	483,888	576,581
Payables related to land use rights	1,600	67,644
Payables for repurchasing ordinary shares	—	56,953
Payables for equity investment	5,000	35,000
Construction deposits	30,342	20,360
Others	90,307	168,604
Total	1,656,590	2,281,067

(1)                                 Amount primarily represents the dispatching fee deposits collected from the pickup outlets operated by our network partners, which is refunded when the parcel is delivered to the recipients.

12. Income tax

Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in British Virgin Island are not subject to tax.

The Group’s subsidiary in the U.S. is registered in the state of Oregon and is subject to U.S. federal corporate marginal income tax rate of 34% and state income tax rate of 5%-9.9% respectively. Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary domiciled in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries domiciled in the PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” or HNTEs, or if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

Shanghai Zhongtongji Network Technology Co. Ltd. is qualified for HNTE status and is eligible to a reduced income tax rate of 15% for the years ended 2017, 2018 and 2019.

In 2017, 10 of the Companies’ subsidiaries, which are located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, obtained approvals from local tax authorities to have the 15% preferential income tax rate as qualified enterprises within the Catalog of Encouraged Industries in the Western Region.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

12. Income tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Group’s subsidiaries are as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current tax expenses	414,952	762,540	675,396
Deferred tax	5,047	(30,553)	(29,035)
Total	419,999	731,987	646,361

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Years ended December 31,
	2015	2016	2017
Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	—	—	(7.67)%
R&D super deduction	(0.25)%	(0.18)%	(0.29)%
Non-deductible expenses	2.44%	0.72%	0.53%
Non-taxable income	(3.20)%	(0.09)%	—
Different tax rate of subsidiary operation in other jurisdiction	—	0.58%	(0.63)%
True up	—	(0.08)%	(0.02)%
Others	(0.02)%	—	—
	23.97%	25.95%	16.92%

Shanghai Zhongtongji Network Technology Co. Ltd. enjoys the preferential tax rate of 15%. The impact of the preferential tax rates decreased income taxes by RMB285.9 million (US$43.9 million) and the benefit on earnings per share was RMB0.40 for the year of 2017.

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2016 and 2017 are as follows:

	As of December 31,
	2016	2017
Deferred tax assets:
Accrued expense	80,099	75,858
Net loss carryforward	12,752	35,021
Financial subsidy	1,468	19,400
Depreciation for property and equipment	7,843	13,553
Unrealized gain for intragroup transaction	5,587	5,105
Provision for allowance for doubtful accounts	1,281	3,826
Total deferred tax assets	109,030	152,763
Deferred tax liabilities:

Difference in basis of land use rights	(130,520)	(146,740)
Difference in basis of intangible assets	—	(10,580)
Total deferred tax liabilities	(130,520)	(157,320)

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

12. Income tax (Continued)

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

As of December 31, 2017, the Group had tax loss carryforward in subsidiaries of RMB140,082 which will expire from 2019 to 2022.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2017, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was RMB3,238,472 and RMB6,034,204 as of December 31, 2016 and 2017 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2016 and 2017.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

12. Income tax (Continued)

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

13. Share-based compensation

Employee Share Holding Platform

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

13. Share-based compensation (Continued)

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

13. Share-based compensation (Continued)

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

13. Share-based compensation (Continued)

Pursuant to a board of director resolution, on March 28, 2017, 3,945,750 Ordinary Share Units corresponding to 789,150 Company’s ordinary shares were granted to certain employees to award them for past performance at the consideration of nil. These awards are subject to vesting ratably over a period of three years. As of December 31, 2017, there was RMB46,606 of total unrecognized compensation expense related to unvested Ordinary Share Units. That cost is expected to be recognized over a weighted average period of 2.17 years. The Group recorded the share based compensation of RMB23,302 based on the market price of ordinary shares at USD12.88 on the grant date in the consolidated statement of comprehensive income for the year ended December 31, 2017.

A summary of changes in the ordinary share awards relating to the Share Holding Platform granted by the Group during the year ended December 31, 2017 is as follows:

	Number of ordinary shares under Incentive Platform	Weighted average grant-date fair value
Non-Vested at January 1, 2017	—	—
Granted	789,150	88.59
Non-Vested at December 31, 2017	789,150	88.59

Prior to the consummation of the IPO in October, 2016, the fair value of Ordinary Share Units was based on the fair value of the underlying ordinary shares which was determined by using option-pricing method to allocate enterprise value to preferred and ordinary shares on a fully diluted basis. The method treats ordinary shares and preferred shares as call options on the enterprise’s value, with exercise prices on the liquidation preference of the preferred shares. Upon the completion of the IPO, the fair value of Ordinary Share Units was based on the fair value of the underlying ordinary shares which was determined by the market price of ordinary shares on the grant date.

2016 Share Incentive Plan

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

13. Share-based compensation (Continued)

The Group uses a binominal pricing model to estimate the fair value of the above options granted under the 2016 Share Incentive Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions:

June 20, 2016
Risk-free interest rate	2.54%
Contract life	9.7
Expected volatility range	31.25%
Expected dividend yield	3.14%
Exercise multiple	2.8x
Fair value of underlying ordinary shares on the date of option grants (RMB)	67.37

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

A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended December 31, 2017 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic Value of option
Outstanding at January 1, 2017	300,000	66.26	9.17 years	4,349
Granted	—	—	—	—
Vested	60,000	66.26	—	—
Outstanding at December 31, 2017	240,000	66.26	8.17 years	9,182
Vested and exercisable at December 31, 2017	60,000	66.26	8.17 years	2,295
Vested and expected to vest at December 31, 2017	300,000	66.26	8.17 years	11,477

The weighted average grant date fair value of options granted during the year ended December 31, 2016 was RMB15.89. The grant date fair value of options vested during the year ended December 31, 2017 was RMB3,976. There were no options granted during the year ended December 31, 2015 and 2017. As of December 31, 2017, there was RMB3,261 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 3.17 years. The total expense recorded in selling, general and administrative is RMB502 and RMB 1,004 for the year ended December 31, 2016 and 2017, respectively.

Restricted share units

On March 28, 2017, the Group granted 679,645 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuit to the 2016 Share Incentive Plan. These grants are subject to vesting ratably over a period of three years from the grant date. As of December 31, 2017, none of them were forfeited and vested. As of December 31, 2017, there was RMB43,788 of total unrecognized compensation expense related to unvested restricted share units. That cost is expected to be recognized over a weighted-average period of 2.17 years. The Group recorded the share-based compensation of RMB16,419 based on the market price of ordinary shares at USD12.88 on the grant date in the consolidated statement of comprehensive income for the year ended December 31, 2017.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

14. Ordinary shares

As disclosed in Note 13, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Group’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding Ordinary Share Units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 10,841,836 ordinary shares transferred to ZTO ES are considered issued but not outstanding as of December 31, 2016 and 2017.

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

15. Earnings per share and dividends per share

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

15. Earnings per share and dividends per share (Continued)

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income attributable to ZTO Express (Cayman) Inc.	1,331,755	2,053,855	3,159,663
Less:
Change in redemption value for redeemable preferred shares	(28,775)	(133,568)	—

Earnings attributable to participating securities	(12,157)	(71,819)	—
Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	1,290,823	1,848,468	3,159,663
Shares (Denominator):
Weight average ordinary shares outstanding—basic	599,373,273	634,581,307	717,138,526
Plus:
Shares for option	—	—	49,054
Shares for Ordinary Share Units and restricted share units	—	—	411,982
Weight average ordinary shares outstanding—diluted	599,373,273	634,581,307	717,599,562
Earnings per share—basic	2.15	2.91	4.41
Earnings per share—diluted	2.15	2.91	4.40

Diluted earnings per share were computed using the two-class method for the years ended December 31, 2015 as it is more dilutive than the if-converted method.

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

10,841,836 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2016 and 2017 and therefore not included in the calculation of basic and dilutive earnings per share.

Conversion of 584,000 redeemable and contingently convertible share units issued in February 2015 based on a conversion ratio of 1:6 are contingent upon an effective qualified IPO, a condition which is not met as of December 31, 2015. Therefore, these share units have been excluded from the denominator in the computation of basic and diluted EPS for the year ended December 31, 2015. On June 28, 2016, all the redeemable and contingently convertible share units have been converted to Ordinary Shares Units. The underlying ordinary shares associated with these Ordinary Share Units were included in the denominator in the computation of basic and diluted earnings per share for the year ended on December 31, 2016 and 2017.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

16. Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Tonglu Tongze Logistics Ltd and its subsidiaries	Majority equity interests held by the employees of the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Group
Fengwang Investments Ltd.	Group’s equity investee
Heilongjiang Ruston Express Ltd.	Group’s equity investee
Shanghai Kuaibao Network Technology Ltd.	Group’s equity investee
Quanzhou Zhongtong Express Ltd	Group’s equity investee until December 2017
Shanxi Zhongtong Daying Logistics Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Shenyang Changsheng Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Nanchang Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Tianjin Qianqiu Zhongtong Express Service Co. Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Shaanxi Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Jilin Zhongtong Daying Logistics Ltd.	Group’s equity investee until the Group’s acquisition of this entity in October 2015
Suzhou Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in January 1, 2016
ZTO Supply Chain Management Co., Ltd.	Group’s equity investee
Zto Es Holding Limited.	Entity controlled by Chairman of the Group

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

16. Related party transactions (Continued)

(a)                                 The Group entered into the following transactions with its related parties:

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Delivery revenue derived from
Quanzhou Zhongtong Express Ltd.	49,019	—	—
Suzhou Zhongtong Express Ltd.	14,922	—	—
Shenyang Changsheng Zhongtong Express Ltd.	14,257	—	—
Nanchang Zhongtong Express Ltd	13,598	—	—
Tianjin Qianqiu Zhongtong Express Service Co., Ltd.	10,580	—	—
Shaanxi Zhongtong Express Ltd.	10,346	—	—
Shanxi Zhongtong Daying Logistics Ltd.	7,051	—	—
Jilin Zhongtong Daying Logistics Ltd.	5,869	—	—
Fengwang Investments Ltd.	849	—	—
Heilongjiang Ruston Express Ltd.	666	—	—
Total	127,157	—	—
Rental income derived from
ZTO Supply Chain Management Co., Ltd.	—	—	9,436
Transportation service fees paid to
Tonglu Tongze Logistics Ltd and its subsidiaries	703,072	853,198	809,415
ZTO Supply Chain Management Co., Ltd.	—	12,779	35,421
Total	703,072	865,977	844,836
Purchases of supplies from
Shanghai Mingyu Barcode Technology Ltd.	80,395	88,884	43,064

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

16. Related party transactions (Continued)

(b)                                 The Group had the following balances with its related parties:

	As of December 31,
	2016	2017
	RMB	RMB
Amounts due to
Tonglu Tongze Logistics Ltd. and its subsidiaries	121,540	105,754
Shanghai Mingyu Barcode Technology Ltd.	5,663	2,128
ZTO Supply Chain Management Co., Ltd.	4,222	7,031
Total	131,425	114,913

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2016 and 2017, respectively.

(c)                                  The Group had the following balances with its related parties:

	As of December 31,
	2016	2017
	RMB	RMB
Amounts due from
Shanghai Kuaibao Network Technology Ltd.(1)	5,400	9,900
Total	5,400	9,900

(1)                          Amounts due from related parties are loan to related parties.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

17. Commitments and contingencies

Operating Leases Commitments

The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During the three years ended December 31, 2015, 2016 and 2017, the Group incurred rental expenses amounting to RMB105,235, RMB146,780 and RMB195,176, respectively.

As of December 31, 2017, minimum lease payments under all non-cancellable leases are as follows:

Years ending December 31,
RMB
2018	191,157
2019	158,333
2020	114,123
2021	93,263
2022	84,827
2023 and after	462,512
Total lease commitment	1,104,215

Capital Commitments

The Group’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,352,788 as of December 31, 2017. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material effect on its business or financial condition.

The Group has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Group has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Group has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Group believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

Starting in May 2017, the Company, certain directors and officers of the Company, and the underwriters of the Company’s initial public offering in October 2016 have been named as defendants in the three putative securities class actions. Management of the Company believes that the claims are without merit and intends to defend vigorously.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

18. Repurchase of ordinary share of ZTO Express

In November 2014, the Group repurchased an aggregate of 13,800,000 ordinary shares of ZTO Express from certain shareholders at RMB16.67 per share for total cash consideration of RMB230 million, which approximated fair value. Consideration of RMB46 million was not paid as of December 31, 2016 and 2017.

On May 21, 2017, the Company announced a share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of December 31, 2017, the Company has purchased an aggregate of 9,759,888 ADSs at an average purchase price of US$14.12, for total cash consideration of RMB914,611, including repurchase commissions, among which RMB56,953 was not paid as of December 31, 2017 and has been paid in January, 2018.

19. Convertible redeemable preferred shares

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

19. Convertible redeemable preferred shares (Continued)

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

20. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Group contributed RMB253,561, RMB168,688 and RMB158,389 for the years ended December 31, 2015, 2016 and 2017, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

21. Segment Information

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

All of the Company’s revenues for the years ended December 31, 2015, 2016 and 2017 were generated from the PRC. As of December 31, 2016 and 2017, all of the long-lived assets of the Group are located in the PRC, and no geographical segments are presented.

22. Restricted Net Assets

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

The appropriation to these reserves by the Company’s PRC entities were RMB91,633, RMB180,976 and RMB291,064 for the years ended December 31, 2015, 2016 and 2017, respectively. The accumulated reserves as of December 31, 2016 and 2017 were RMB336,175 and RMB627,239, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2017, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB7,760,893.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except for share and per share data)

23. Subsequent Events

On March 7, 2018, the Group granted 831,245 Restricted Share Units to certain director, executive officers and employees pursuant to the 2016 Share Incentive Plan. In addition, the Group granted Ordinary Share Units with 906,949 Class A ordinary shares through its employee incentive platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant.

On March 7, 2018, the board of directors approved a special dividend of US$0.20 per ADS for 2017, to be paid to shareholders of record as of the close of business on March 23, 2018.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			(Note 5)
ASSETS
Current assets:
Cash and cash equivalents	9,180,661	2,366,916	363,788
Restricted cash	333,264	156,151	24,000
Short-term investment	—	4,866,712	748,000
Prepayments and other current assets	3,755	40,929	6,291
Amounts due from subsidiaries	2,010,360	1,197,564	184,062
Total current assets	11,528,040	8,628,272	1,326,141
Investments in subsidiaries and VIE	8,216,993	12,924,039	1,986,388
TOTAL ASSETS	19,745,033	21,552,311	3,312,529
Other current liability	—	56,953	8,753
Other non-current liability	—	60,045	9,229
Total current liabilities	—	116,998	17,982

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 ordinary shares authorized as of December 31, 2016 and 2017; 525,306,440 Class A ordinary shares issued and 514,464,604 Class A ordinary shares outstanding as of December 31, 2016; 525,306,440 Class A ordinary shares issued and 504,704,716 Class A ordinary shares outstanding as of December 31, 2017; 206,100,000 Class B ordinary shares issued and outstanding as of December 31, 2016 and 2017)	471	471	72
Additional paid-in capital	15,940,206	15,975,979	2,455,463
Treasury shares, at cost	—	(914,611)	(140,573)
Retained earnings	3,509,707	6,669,370	1,025,063
Accumulated other comprehensive (loss)/gain	294,649	(295,896)	(45,478)
Total shareholders’ equity	19,745,033	21,435,313	3,294,547
TOTAL LIABILITIES AND EQUITY	19,745,033	21,552,311	3,312,529

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 5)
Operating expenses:
General and administrative	(2)	(72,921)	(59,214)	(9,101)
Other operating income, net	—	—	15,559	2,391
Total operating expenses	(2)	(72,921)	(43,655)	(6,710)
Interest income	—	8,301	120,510	18,522
Gain/(Loss) from operations	(2)	(64,620)	76,855	11,812
Income tax expense	—	—	(4,649)	(714)
Equity in profit of subsidiaries and VIE	1,331,757	2,118,475	3,087,457	474,534
Net income	1,331,755	2,053,855	3,159,663	485,632
Change in redemption value of convertible redeemable preferred shares	(28,775)	(133,568)	—	—
Net income attributable to ordinary shareholders	1,302,980	1,920,287	3,159,663	485,632
Net income	1,331,755	2,053,855	3,159,663	485,632
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(13,749)	308,398	(590,545)	(90,765)
Comprehensive income	1,318,006	2,362,253	2,569,118	394,867

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 5)
Cash flows from operating activities:
Net income	1,331,755	2,053,855	3,159,663	485,632
Adjustments to reconcile net income to net cash used by operating activities
Share-based compensation	—	61,521	40,725	6,260
Equity in profit of subsidiaries and VIE	(1,331,757)	(2,118,475)	(3,087,457)	(474,534)
Prepayments and other current assets	—	(3,755)	(37,174)	(5,714)
Other non-current liability	—	—	60,045	9,229
Net cash used in/provided by operating activities	(2)	(6,854)	135,802	20,873
Cash flows from investing activities:
Amounts due from subsidiaries	(962,166)	(774,302)	680,814	104,639
Purchases of short-term investments	—	—	(9,716,466)	(1,493,393)
Repayments of short-term investments	—	—	4,679,500	719,226
Investments in equity investees	—	(155,627)	(1,701,629)	(261,536)
Net cash used in investing activities	(962,166)	(929,929)	(6,057,781)	(931,064)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares through IPO, net of issuance cost of RMB339,355	—	9,183,847	—	—
Proceeds from issuance of ordinary shares for share based compensation	—	68,400	—	—
Proceeds from capital contribution from shareholders	—	11,789	—	—
Proceeds from the issuance of preferred shares	1,934,331	—	—	—
Share repurchase	—	—	(857,658)	(131,820)
Net cash provided by financing activities	1,934,331	9,264,036	(857,658)	(131,820)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,877	212,632	(211,221)	(32,464)
Net change in cash, cash equivalents and restricted cash	974,040	8,539,885	(6,990,858)	(1,074,475)
Cash, cash equivalents and restricted cash, beginning of year	—	974,040	9,513,925	1,462,263
Cash, cash equivalents and restricted cash, end of year	974,040	9,513,925	2,523,067	387,788

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Cash and cash equivalents	974,040	9,180,661	2,366,916
Restricted cash	—	333,264	156,151
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	974,040	9,513,925	2,523,067

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)                                     Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

2)                                     As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated on April 8, 2015 in the Cayman Islands to be the holding company of the Group. The Company undertook a series of transactions to redomicile its business from PRC to the Cayman Islands. The Company has presented Schedule I as if Cayman Islands parent company has been incorporated on January 1, 2015.

3)                                     The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIE” and the subsidiaries and VIE’s profit or loss as “Equity in profit/loss of subsidiaries and VIE” on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4)                                     As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

5)                                     Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.