Form 20-F
period 2018-12-31
ZTO Express (Cayman) Inc.
filed 2019-04-16
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Huiping Yan, Chief Financial Officer Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, 201708 People’s Republic of China Phone: (86 21) 5980 4508 Email: Huiping.Yan@zto.cn
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

As of December 31, 2018, there were 785,463,859 ordinary shares outstanding, par value $0.0001 per share, being the sum of 579,363,859 Class A ordinary shares and 206,100,000 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

•                  “delivery service fees” are to service fees directly charged by our network partners from parcel senders in connection with express delivery services rendered. This amount typically includes, among other things, the network transit fees and waybill fees we charge the network partners and the last-mile delivery fees that are payable by the pickup outlet to the delivery outlet directly;

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

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of comprehensive income data for the years ended December 31, 2014 and 2015, the summary consolidated balance sheet data as of December 31, 2014, 2015 and 2016 and the summary consolidated cash flow data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	3,903,572	6,086,455	9,788,768	13,060,073	17,604,451	2,560,461
Cost of revenues	(2,770,530)	(3,998,737)	(6,345,899)	(8,714,489)	(12,239,568)	(1,780,171)
Gross profit	1,133,042	2,087,718	3,442,869	4,345,584	5,364,883	780,290
Operating income (expenses):
Selling, general and Administrative	(534,537)	(591,738)	(705,995)	(780,517)	(1,210,717)	(176,091)
Other operating income, net	1,796	33,249	32,104	183,368	178,057	25,897
Total operating expenses	(532,741)	(558,489)	(673,891)	(597,149)	(1,032,660)	(150,194)
Income from operations	600,301	1,529,229	2,768,978	3,748,435	4,332,223	630,096
Other income (expenses):
Interest income	3,408	15,091	44,791	166,325	401,162	58,347
Interest expense	(798)	(16,392)	(12,986)	(15,668)	(780)	(113)
Gain on deemed disposal of equity method investments	—	224,148	9,551	—	—	—
Gain on disposal of equity investees and subsidiary	—	—	—	—	562,637	81,832
Impairment of investment in equity investee	—	—	—	(30,000)	—	—
Foreign currency exchange gain (loss)	—	—	9,977	(48,149)	41,189	5,991
Income before income tax and share of profit (loss) in equity method investments	602,911	1,752,076	2,820,311	3,820,943	5,336,431	776,153
Income tax expense	(202,486)	(419,999)	(731,987)	(646,361)	(929,133)	(135,137)
Share of profit (loss) in equity method investments, net of tax of nil	5,578	(459)	(36,721)	(15,682)	(19,386)	(2,820)
Net Income	406,003	1,331,618	2,051,603	3,158,900	4,387,912	638,196
Net loss (income) attributable to noncontrolling interests	423	137	2,252	763	(4,887)	(711)
Net income attributable to ZTO Express (Cayman) Inc.	406,426	1,331,755	2,053,855	3,159,663	4,383,025	637,485
Change in redemption value of convertible redeemable preferred shares	—	(28,775)	(133,568)	—	—	—
Net income attributable to ordinary shareholders	406,426	1,302,980	1,920,287	3,159,663	4,383,025	637,485

Net earnings per share attributable to ordinary shareholders
Basic	0.68	2.15	2.91	4.41	5.83	0.85
Diluted	0.68	2.15	2.91	4.40	5.82	0.85
Weighted average shares used in calculating net earnings per ordinary share
Basic	597,882,740	599,373,273	634,581,307	717,138,526	751,814,077	751,814,077
Diluted	597,882,740	599,373,273	634,581,307	717,599,562	752,672,956	752,672,956
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	—	(13,749)	308,398	(590,545)	867,612	126,189
Comprehensive income attributable to ZTO Express (Cayman) Inc.	406,426	1,318,006	2,362,253	2,569,118	5,250,637	763,674

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	163,359	2,452,359	11,287,789	5,425,024	4,622,554	672,323
Short-term investment	—	—	—	5,224,559	13,599,852	1,978,017
Advances to suppliers	178,671	347,680	646,666	263,574	337,874	49,142
Prepayments and other current assets	126,800	211,724	379,055	719,983	1,507,996	219,329
Non-current assets:
Property and equipment, net	925,868	1,752,586	4,065,562	6,473,010	9,035,704	1,314,190
Goodwill	2,379,182	4,091,219	4,157,111	4,241,541	4,241,541	616,907
Total assets	4,974,125	10,582,223	23,403,738	25,827,638	39,682,857	5,771,635
Liabilities, mezzanine equity and equity
Current liabilities:
Short-term bank borrowing	250,000	300,000	450,000	250,000	—	—
Other current liabilities	539,257	1,264,914	1,656,590	2,281,067	2,833,769	412,157
Total liabilities	1,578,422	2,736,002	3,652,991	4,386,321	5,413,308	787,336
Total liabilities, mezzanine equity and equity	4,974,125	10,582,223	23,403,738	25,827,638	39,682,857	5,771,635

	Years Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	1,071,751	2,133,941	2,572,243	3,630,684	4,404,051	640,543
Net cash used in investing activities	(1,116,299)	(1,449,746)	(3,085,040)	(8,294,547)	(12,872,633)	(1,872,247)
Net cash provided by/used in financing activities	171,064	1,869,331	9,415,093	(1,061,558)	7,042,122	1,024,234
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	1,877	302,097	(424,000)	275,680	40,096
Net change in cash, cash equivalents and restricted cash	126,516	2,555,403	9,204,393	(6,149,421)	(1,150,780)	(167,374)
Cash, cash equivalents and restricted cash at beginning of year	36,843	163,359	2,718,762	11,923,155	5,773,734	839,755
Cash, cash equivalents and restricted cash at end of year	163,359	2,718,762	11,923,155	5,773,734	4,622,954	672,381

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

Although Alibaba is not our direct customer, it can significantly influence how transactions take place on its e-commerce platforms, including how purchase orders are fulfilled by indicating the preferred express delivery companies for each order. In order to maintain and foster our cooperation with Alibaba, we may have to accommodate the demands and requirements from various players in the Alibaba ecosystem, such as the adoption of digital waybills initiated by China Smart Logistics Network Limited, or Cainiao, a central logistics information system and solutions provider affiliated with Alibaba. Such demands and requirements may increase the cost of our business, weaken our connection with our end customers, or even be disruptive to our existing business model.

In May 2018, Alibaba and Cainiao entered into a strategic transaction with us. Pursuant to the transaction terms, investors led by Alibaba and Cainiao invested US$1.38 billion in our company in exchange for an approximately 10% of our equity interest at that time, and obtained certain shareholder rights in our company. The transaction was completed in June 2018. Alibaba has also invested, and may invest in the future, in our competitors and, may encourage merchants on its platforms to choose certain other investees’ services over ours for business reasons. Alibaba may also build in-house delivery network to serve its e-commerce platforms in the future. If either or both of these situations exist, our business may be negatively impacted, and our results of operations may be materially and adversely affected.

We face risks associated with our network partners and their employees and personnel.

As of December 31, 2018, we had over 4,500 direct network partners and over 5,200 indirect network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers, but the interest of a network partner may not be entirely aligned with ours or with that of other network partners at all times. We enter into cooperation agreements with our direct network partners, many of which sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. We manage our business relationships with direct network partners through cooperation agreements, which provide for performance incentives along with periodic evaluations. The sub-contracting of indirect network partners is subject to our consent. However, we may not be able to manage business outcome as effectively as if we had owned these network partners or operated their business directly. Particularly, as we do not enter into agreements with our indirect network partners, we are unable to exert a significant degree of influence over them.

Our network partners and their employees have a significant amount of direct interactions with our end customers, and their performance are directly associated with our brand. However, we do not directly supervise them in providing services to end customers. Although we have established and issued service standards across our network and provided training to the employees and personnel of our network partners from time to time, we may not be able to successfully monitor, maintain and improve their quality of service. In the event of any unsatisfactory performance by our network partners and/or their employees, we may experience service disruptions and our reputation may be materially and adversely affected. Furthermore, our network partners may fail to implement sufficient control over the pickup and delivery personnel who work at the outlets in connection with their conduct, such as proper collection and handling of parcels and delivery service fees, adherence to customer privacy standards and timely delivery of parcels. As a result, we or our network partners may suffer financial losses, incur liabilities and suffer reputational damages in the event of theft or late delivery of parcels, embezzlement of delivery service fees or mishandling of customer privacy.

Suspension or termination of a network partner’s services in a particular geographic area may cause interruption to or failure in our services in the corresponding geographic area. A network partner may suspend or terminate its services voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to make a profit, failure to obtain requisite approvals, failure to maintain licenses or permits or to comply with other governmental regulations, and events beyond our or its control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. Due to the intense competition in China’s express delivery industry, our existing network partners may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace these network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our network partners, our customer satisfaction, reputation, operations and financial performance may be materially and adversely affected.

We face intense competition which could adversely affect our results of operations and market share.

We operate in a highly competitive and consolidating industry. We compete primarily with leading domestic express delivery companies including SF Express, STO Express, YTO Express, Yunda Express, Best Express as well as EMS. We compete with them based on a number of factors, including network stability, business model, operational capabilities, infrastructure capacity, cost control and service quality. In particular, we have historically experienced declines in the delivery service market prices and may continue to face downward pricing pressure. If we and our network partners cannot effectively control our costs to remain competitive, our market share and revenue may decline. Additionally, if we have to subsidize our network partners to increase our network partners’ competitiveness, our gross margin may decline. Our competitors may reduce their charge rates to gain business especially during time of slowing economic growth or in regions where customers are relatively more concentrated. Such rate reductions may limit our ability to maintain or increase our rates and operating margins or achieve growth in our business.

In addition, major e-commerce platforms, such as Alibaba and JD.com, may choose to build or further develop in-house delivery capabilities to serve their logistics needs and compete with us, which may significantly affect our market share and total parcel volume. Furthermore, as we diversify service offerings and further expand our customer base, we may face competition from existing or new players in those new sectors. In particular, we or our network partners may face competition from existing or new last-mile delivery service providers which may expand their service offerings to include express delivery or adopt a business model disruptive to our business and compete with our network partners for delivery personnel. Similarly, existing players in an adjacent or sub-market may choose to leverage their existing infrastructure and expand their services to serve our customers. If these players succeed in doing so, our business could be encroached on and therefore adversely affected.

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

We engage outsourcing firms to provide outsourced personnel for our operations and have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations by outsourcing firms.

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2018, over 35,000 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is relatively limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with instructions, policies and business guidelines set forth outsourcing firms based on our requirements, our market reputation, brand image and results of operations could be materially and adversely affected.

Our agreements with the outsourcing firms provide that we are not liable to the outsourced personnel if the outsourcing firms fail to fulfill their contractual duties to these personnel. However, if the outsourcing firms violate any relevant requirements under the applicable PRC labor laws, regulations or their employment agreements with the personnel, such personnel file may claims against us as they provide their services at our network facilities. As a result, we may incur legal liability, and our market reputation, brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

We face risks associated with the parcels handled through our network and risks associated with transportation.

We handle a large volume of parcels across our network, and face challenges with respect to the protection and inspection of these parcels. Parcels in our network may be stolen, damaged or lost for various reasons, and we and/or our network partners may be perceived or found liable for such incidents. In addition, we may fail to detect unsafe or prohibited/restricted items. There had been certain historical incidents where our network partners were found to have failed to strictly implement parcel screening procedures and allowed controlled items to be mailed through our network. As a result, the operation of such network partner was suspended by the China postal authorities. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, injure recipients and harm personnel and damage properties. Furthermore, if we fail to prevent prohibited or restricted items from entering into our network and if we transport and deliver such items, we may be subject to administrative or criminal penalties, and if any personal injury or property damage take place, we may be further subject to civil liabilities.

The delivery of parcels also involves inherent risks. We constantly have a large number of vehicles and personnel in transportation, and are therefore subject to risks associated with transportation safety, and the insurance maintained by us may not fully cover the damages caused by transportation related injuries or loss. From time to time, our vehicles and personnel may be involved in transportation accidents, and the parcels carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise from the direct interactions between pickup and delivery personnel with parcel senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We and our network partners may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage or may not be covered by insurance at all. Government authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be unsafe by our end customers, e-commerce platforms and consumers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth. Our revenue growth in recent years was partly attributable to the business that we acquired. We plan to further expand our network in response to increasing customer/consumer needs, but we may not succeed in doing so. Even if we are able to expand our network as planned, we may not be able to continue to integrate and optimize a larger network. In addition, as customer/consumer needs at both national and regional levels are continuously changing, we may not be able to successfully anticipate and respond to such changes. For example, we may experience shortages in our delivery capacity if our expansion fails to accurately and timely match the increases in customer/consumer needs. Furthermore, our anticipated future growth will likely place significant demand on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to carry out our strategies effectively, our ability to balance the interests between us and our network partners as well as among our network partners, and our ability to adapt, improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully recruit, train and manage more employees and improve and expand our sales and marketing capabilities. If we are not able to manage our growth or execute our strategies effectively due to any of the foregoing reasons, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

Our long-term growth and competitiveness are highly dependent on our ability to control costs and maintain or raise prices.

To maintain competitive pricing and enhance our profit margins, we must continually control our costs. Effective cost-control measures have a direct impact on our financial condition and results of operations. We have adopted various such measures and will continue to add new ones as necessary and appropriate. For example, transportation costs can be reduced through the choice of appropriate vehicles and optimization of transportation routes, and labor costs can be reduced through automation. However, the measures we have adopted or will adopt in the future may not be as effective as expected in improving our financial condition and results of operations. We do not intend to compete with our competitors with aggressive pricing policies which is not beneficial to long-term growth. There have historically been declines in the delivery services fees charged by our network partners to parcel senders partially due to market competition. Our gross profit per parcel is also affected by a variety of other factors, such as a decline of the average weight of parcels we handle, an increase in the adoption of digital waybills which have a lower charge rate than traditional paper waybills, an increase in delivery services directly provided to certain enterprise customers, and changes in our operating model such as the direct shipping model, whereby some parcels are directly shipped by certain volume-qualified network partners to our destination sorting hubs without going through our origination sorting hubs, thus reducing overall delivery time and operating costs but lowering our revenues. If we are not able to effectively control our cost and adjust the level of network transit fees based on operating costs and market conditions, our profitability and cash flow may be adversely affected.

We outsource part of our line-haul transportation needs to our related party and use their services.

We outsource part of our line-haul transportation needs to Tonglu Tongze Logistics Ltd., or Tonglu Tongze, which is a transportation operator that works exclusively for ZTO. Tonglu Tongze had a fleet of about 900 trucks as of December 31, 2018. In 2016, 2017 and 2018, we incurred RMB853.2 million, RMB809.4 million and RMB547.5 million (US$79.6 million), respectively, of transportation service fees to Tonglu Tongze and its subsidiaries and had RMB121.5 million, RMB105.8 million and RMB45.5 million (US$6.6 million) of accounts payable due as of December 31, 2016, 2017 and 2018, respectively. Certain of our employees and certain employees of Tonglu Tongze beneficially owned 73.4% and 5.5% equity interest in Tonglu Tongze as of December 31, 2018, respectively. Therefore, we treat Tonglu Tongze as our related party and we expect to continue to rely on its services. Given the material level of Tonglu Tongze’s continued service to us, we may face a number of risks and uncertainties and there is no assurance that (i) their service will continue to be available to us on an exclusive basis or at all, (ii) their service quality will remain stable and not materially deteriorate, (iii) they will not unilaterally increase their service pricing, (iv) there will not be any wrongdoing or misconduct by their employees or by itself or (v) we can continue to maintain good relationship with Tonglu Tongze. Any decline in their quality of services or deterioration in their relationship with us may adversely affect our overall business and results of operations.

We face challenges in diversifying our service offerings and expanding our customer base.

We intend to further diversify our service offerings and expand our customer base to increase sources of revenue in the future. New services or new types of customers may involve risks and challenges we do not currently face. Such new initiatives may require us to devote significant financial and managerial resources and may not perform as well as expected. We may not be able to successfully address customer demand and preferences and our existing network and facilities may not be adaptable to the new services or customers. For example, different service offerings will likely impose different equipment specifications and service standards. We may also be inexperienced with the operating models and cost structures associated with a new type of customer. In addition, we may not be able to assure adequate service quality and, we may receive complaints or incur costly liability claims, which would harm our overall reputation and financial performance. We may also selectively invest in emerging business opportunities in adjacent logistics market, such as less-than-truckload shipping, or leverage our existing network and infrastructure to directly engage in these related businesses. We may not be able to achieve profitability or recoup our investments with respect to any new services or new types of customers in time or at all.

Damages to brand image and corporate reputation could materially and adversely impact our business.

We believe our brand image and corporate reputation will play an increasingly important role in enhancing our competitiveness and maintaining business growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior services to our end customers, successfully conduct marketing and promotional activities, manage relationship with and among network partners, and manage complaints and events of negative publicity, maintain positive perception of our company, our peers and the express delivery industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including customer satisfaction, rate of complaint or rate of accident, could subject us to damages including loss of important customers. Any negative publicity against us or our peers could cause damages to our corporate reputation and changes to the government policies and regulatory environment. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our customer base, and our business and growth prospects may be adversely affected.

Failure to comply with PRC laws and regulations by us or our network partners may materially and adversely impact our business, reputation, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Post Bureau and the Ministry of Transportation. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations, and we may fail to fully comply with certain of these regulations. See also “PRC Regulation.” For example, the PRC Postal Law indicates that express delivery companies cannot engage in “posting and mail delivery business exclusively operated by postal enterprises.” However, PRC law does not provide a definition for “posting and mail delivery business exclusively operated by postal enterprises.” If the authorities define such term in the future and if the parcels that we deliver fall into the defined category, we may be considered in violation of such regulation. Further, certain of our network partners commence express delivery services while still in the process of obtaining Courier Service Operation Permits, and since they use our brand in their businesses, we may be subject to fines or receive order of rectification as a result. Noncompliance with applicable laws, regulations and policies by us or our network partners may materially and adversely impact our business, reputation, financial condition and results of operations.

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018 and took effect on May 1, 2018, we are subject to a revised set of requirements in operating our express delivery business, including but not limit to: (i) we are required to file records with the local post administrations for opening express delivery terminal outlets; (ii) in case we intend to suspend operating express delivery services, we shall make public announcement, submit a written notice to the postal administrative departments, return the Courier Service Operation Permit and make proper arrangement on undelivered express parcels; (iii) we shall not sell, reveal or illegally provide any information of client and we shall take remedial measures and report to the local post administrations in case the information of client is revealed or may be revealed; (iv) we shall verify the identity of senders and register their identity information when receiving express parcels and shall not receive their express parcels where senders refuse to furnish identity information or furnish false identity information; (v) clients may claim compensation from us for any delay, missing, damage or shortage of express parcels handled by our network partners, since they use our trademark, corporate name and express waybill. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this new regulation. We cannot assure that we will be compliant with all of the regulations, and we may be required to rectify, or otherwise be subject to fines, suspension of business for remediation or revocation of Courier Service Operation Permit.

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

We have not been required to modify or replace any of our trucks. While we expect to gradually reduce the number of non-complying trucks, we cannot assure that all of our trucks will be compliant with the regulation, and we may be required to modify noncomplying trucks or purchase new ones to replace them. Otherwise, we may be subject to additional penalties under this regulation if we continue to operate trucks that exceed the limits set forth in the regulation.

Pursuant to the E-commerce Law of the People’s Republic of China promulgated by Standing Committee of the National People’s Congress, which took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to, (i) in providing express logistics services for e-commerce activities, the providers thereof shall abide by laws and administrative regulations, and comply with the service standards and time limits they have promised; (ii) while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such express logistics service providers shall obtain the consent of consignees, and are further required not only to examine the postal articles in the presence of senders so as to inspect whether the postal articles are prohibited or restricted from express delivery but also to remind consignees to examine the commodities immediately on the spot; and (iii) express logistics service providers are required to use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this new law. We cannot assure that we will be compliant with all of the requirements, and we may be required to rectify. In order to adapt to the evolving e-commerce industry, which could have a significant impact on us, we may need to develop or upgrade existing business model. If our efforts to comply with laws and regulations concerning e-commerce business are unsuccessful, our business, financial condition and results of operation may be materially and adversely affected.

In addition, our network partners have full discretion over their daily operations and make localized decisions with respect to their facilities, vehicles and hiring and pricing decisions. Their operations are regulated by various PRC laws and regulations, including local administrative rulings, orders and policies that are pertinent to their localized express delivery business. For example, local regulations may specify the models or types of vehicles to be used in parcel pickup and delivery services or require the network partners to implement heightened parcel safety screening procedures, which could materially drive up the operating costs and delivery efficiency of the pickup and delivery outlets.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us and/or our network partners. If the PRC government requires additional approvals or licenses, imposes additional restrictions on our or our network partners’ operations, or tighten enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us or our network partners to discontinue relevant business operations. Since our network partners use our brand in their businesses, their failure to comply with PRC laws and regulations may materially and adversely impact our business, reputation, financial condition and results of operations.

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

Under PRC laws, an enterprise that operates and provides express delivery services must obtain a Courier Service Operation Permit listing out all the regions it and its branches are allowed to operate in. Such enterprise needs to make a filing with the relevant postal authority to update its Courier Service Operation Permit to include any additional regions it plans to expand into. All of our consolidated affiliated entities engaging in the express delivery services have obtained the Courier Service Operation Permits, which has covered the majority part of China. However, we cannot assure that all of our consolidated affiliated entities have timely made filing with relevant postal authority to update their Courier Service Operation Permits with respect to the regions they operate in. Failure to make such filing may subject us to a correction order or fines. In addition, an enterprise engaging in road freight transportation is required to obtain a Road Transportation Operation Permit from the relevant county-level road transportation administrative bureau. Similarly, our network partners also need to obtain necessary licenses and permits to operate express delivery and transportation business. We can provide no assurance that all of our network partners have obtained all of the licenses and permits necessary for their business. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. In addition, companies that apply for the Courier Service Operation Permit are subject to certain service capability requirements, including sufficient number of express delivery personnel. Certain of our consolidated affiliated entities applied for and obtained their Courier Service Operation Permits by accounting the express delivery personnel of our network partners as our own. If any of our consolidated affiliated entities are found to have failed to meet the service capability requirements at the time of applying for or during the validity of such permit, such entities may be subject to a fine ranging from RMB10,000 to RMB30,000 and their Courier Service Operation Permits may be revoked.

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

We are currently not aware of any such cancellation or notice of cancellation. If we become subject to such cancellation, our business, results of operations, financial condition and prospects could be adversely affected.

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

However, we cannot assure you that the relevant governmental authorities would not require us to obtain the approvals or take any other actions retrospectively in the future. If the relevant governmental authorities require us to obtain the approvals, we cannot assure you that we will be able to do so in a timely manner or at all. Additionally, we may not be able to renew Road Transportation Operation Permit of the relevant subsidiaries due to the lack of such prior approval.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For instance, Law of E-commerce promulgated by Standing Committee of the National People’s Congress, which took effect on January 1, 2019, establishes additional standards in the express delivery industry. The Foreign Investment Law, which was promulgated on March 15, 2019 and will come into force on January 1, 2020, will replace the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. Further, the State Council also promulgated the Interim Regulations on Express Delivery on March 2, 2018. The interim regulations, which took effect on May 1, 2018, stipulate new requirements and filing procedures for courier service operator in operating new express delivery terminal outlets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

Any deficiencies in China’s telecommunication and Internet infrastructure could impair the functioning of our technology system and the operation of our business.

Our business depends on the performance and reliability of the telecommunication and Internet infrastructure in China. The availability and reliability of our website, mobile application, customer service hotline and technology system depend on telecommunication carriers and other third-party providers for digital data transmission and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. We have experienced service interruptions in the past due to service interruptions at the underlying external telecommunications service providers, such as the Internet data centers and broadband carriers. Frequent service interruptions could frustrate customers and discourage them from using our services, which could cause us to lose customers and harm our operating results.

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

The success of our business largely depends on our ability to maintain and further enhance our service quality. We provide the network partners—our direct customers—with access to our line-haul transportation and sorting network. Together with our network partners, we provide complete door-to-door express delivery services to our end customers, which consists mainly of e-commerce merchants, and other express delivery service users. If we or our network partners are unable to provide express delivery services in a timely, reliable, safe and secured manner, our reputation and customer loyalty could be negatively affected. If our customer service personnel fail to satisfy individual customer needs and respond effectively to customer complaints, we may lose potential or existing end customers and experience a decrease in customer orders, which could have a material adverse effect on our business, financial condition and results of operations.

Customer demand is difficult to forecast accurately, and as a result we may be unable to make planning and spending decisions to match customer demand.

We make planning and spending decisions, including capacity expansion, procurement commitments, personnel hiring and other resource requirements based on our estimates of customer demand. The parcel volume we generate from end customers can vary significantly and unexpectedly, reducing our ability to accurately estimate future customer demand. In particular, we may potentially experience capacity and resource shortages in fulfilling customer orders during peak season of e-commerce consumption or following special promotional campaigns on any e-commerce platforms. Failure to meet customer demand in a timely fashion or at all adversely affect our financial condition and results of operations.

Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management team members, particularly the executive officers named in this annual report. If one or more of our management team members were unable or unwilling to continue their employment with us, we may not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. In addition, our management may join a competitor or form a competing company. We can provide no assurance that we will be able to successfully enforce our contractual rights included in the employment agreements with our management team, in particular in China, where almost all of these individuals reside. As a result, our business may be negatively affected due to the loss of one or more members of our management, and our financial condition and results of operations may be materially and adversely affected.

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

In order to carry out our strategies and expansion plan, we made significant capital investments on acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the growth of our business. We paid an aggregate of approximately RMB2.7 billion, RMB2.8 billion and RMB4.0 billion (US$0.6 billion) in 2016, 2017 and 2018, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets.

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

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with e-commerce in China. For example, our customers generally experience less purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on November 11 and December 12 each year, we typically observe peaks of parcel volume immediately following these campaigns. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our results of operations.

Fuel cost and transportation expenses incurred in relation to the use of third-party transportation services are two major components of our operating costs. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. Fuel prices in China have increased and may continue to rise in future periods. In addition, third-party transportation expenses also increased disproportionally in the fourth quarter of 2018 due to a shortage of transportation capacity and fuel price increase in the market. In 2018, we increased use of self-owned and self-operated, cost-efficient and high capacity trucks to replace third party outsourced trucks, to further enhance transportation efficiency. In the event of significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers. As a result, our operating margin and the market price of our ADSs may be adversely affected.

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

We rely on certain key operating metrics, such as parcel volume and unit cost per parcel, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology and assumptions. We calculate these operating metrics using internal company data that has not been independently verified. For example, our parcel volume data is derived based on the number of parcels collected by our network partners using our waybills. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed, and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

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

To consolidate and optimize our delivery capacity in key geographic areas within China, in 2014 and 2015, we acquired substantially all of the assets from eight and 16 delivery companies, respectively. We acquired 60% equity interest in a network partner in January 2014, which was accounted for as equity method investment. In January 2016, we acquired the remaining minority equity interest in this network partner. In the fourth quarter of 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries in order to expand our service offering to meet evolving needs of our customers from both at home and abroad. In June 2018, we made a strategic investment of approximately US$168 million to acquire approximately 15% of equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2016, 2017 and 2018.

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

We have not obtained land use rights with respect to six parcels of land currently used by us and we have not obtained ownership with respect to 106 buildings currently used by us, including 60 buildings used as sorting facilities and 46 buildings used for general and administrative purposes. We are in the process of applying for the registration of the land use right and property ownership. We completed the registration of the land use rights of two parcels of land and ownership of seven of those buildings in December 2018. We are currently unable to estimate the length of time required to register the land use rights of the remaining one land parcel and the ownership of the five buildings thereon, which are used as part of our corporate headquarters in Shanghai due to the lack of clarity in the local authority’s relevant policies. We have, however, obtained the land use right of an adjacent land parcel and have started to construct new buildings thereon, which can, upon their completion, replace those five office buildings when necessary. However, until we obtain use or ownership rights to such land and buildings, we could be compelled to return the land to relevant government authority while the buildings located on such land could be confiscated or demolished. In addition, a fine up to RMB30 per square meter may be imposed on us. Moreover, in the event that any land use right and/or building we own is mortgaged to banks and the mortgage holder forecloses on the mortgage and transfers the property to a third party, we may be forced to relocate these facilities. This could disrupt our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of March 31, 2019, approximately 37% of the lessors of our leased sorting hubs and offices have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property ownership certificates or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

Furthermore, some of our leased properties do not have title certificates and, the owner or lessor of such property may not have the right to lease such property to us. For example, certain properties we lease in Beijing for our sorting hub and office does not have a title certificate due to lack of appropriate approval during its construction and the owner of such property had received notice from government authorities indicating that the construction was illegal. Although relevant authorities have not mandated the owner to dismantle the property, our use of the leased property may be affected in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We are currently using our best efforts to find an alternative location in Beijing, including purchasing a new piece of land, to mitigate the risk arising from such title deficiency. However, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for some of our offices and sorting hubs. Some of our network partners lease properties for their pickup and delivery outlets. We and our network partners may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our operations when required could adversely affect our business and operations.

Our failure to comply with regulations on commercial franchising may result in penalties to us.

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the relevant regulations, we may be required to file our cooperation arrangements with network partners with the Ministry of Commerce or its local counterparts. As of March 31, 2019, we have not received any order from any governmental authorities to make such filing.

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

Sanctions laws prohibit doing business in or with certain countries or governments, and with certain persons or entities that have been sanctioned by the United States or other governments and international or regional organizations, such as the United Nations Security Council. Although our primary market is China, we intend to expand our international business, which may increase our exposure to international sanctions. For example, we have limited control over the activities of our international business partners and investees, which may provide delivery services into jurisdictions that are subject to sanctions. In addition, we intend to begin providing delivery services between the United States and China through our U.S. affiliate. Any U.S. affiliate and any U.S. person employees will be subject to all U.S. economic sanctions requirements. We have implemented internal controls for compliance with applicable economic sanctions upon the completion of our initial public offering, but there can be no assurance that we do not inadvertently do business with sanctioned parties or provide delivery services for products for higher-risk or prohibited end-uses. We also cannot predict with certainty the interpretation or implementation of any sanction laws or policies. While we do not believe that we are in violation of any applicable sanctions or that any of our activities are currently sanctionable under applicable laws, some of our activities or the activities of our affiliates could be exposed to penalties under these laws. Any alleged violations of sanctions could adversely affect our reputation, business, results of operations and financial condition. Also, we may be subject to Foreign Corrupt Practices Act and PRC and other anti-corruption laws. Our activities in China create the risk of unauthorized payments or offers of payments by employees, consultants, agents or other business partners of our company and its affiliates. We may also be held liable under successor liability for violations committed by companies in which we invest or that we acquire.

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services. According to the Guidance Catalogue of Industries for Foreign Investment (most recently revised in 2017) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), foreign investment is prohibited in the establishment of any postal enterprise and in domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to operate domestic mail delivery services in China. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through ZTO Express, our consolidated affiliated entity, and its subsidiaries. Shanghai Zhongtongji Network, our wholly-owned subsidiary in China, has entered into a series of contractual arrangements with ZTO Express and its 43 shareholders, which allows us to (1)exercise effective control over ZTO Express, (2)receive substantially all of the economic benefits of ZTO Express, and (3)have an exclusive option to purchase all or part of the equity interests and assets in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we have control over and are the primary beneficiary of ZTO Express and hence consolidate its financial results as our variable interest entity under U.S. GAAP.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a)any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b)each of our PRC subsidiaries may not procure loans which exceed (i)the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches, or (ii)the specified upper limited calculated by using a risk-weight approach. Any medium- or long-term loan to be provided by us to our variable interest entity must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE Circular 19 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and variable interest entity to pay off their respective debt in a currency other than Renminbi owedto entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. Since November 28, 2016, buying, paying or making capital expenditure of more than US$5 million or its equivalent must be reported as large-amount transaction to SAFE. Once reported to SAFE, such large-amount transactions are subject to examination of authenticity and compliance by MOFCOM, NDRC, SAFE, People’s Bank of China or other competent authorities. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Furthermore, as these foreign exchange regulations are still relatively new, and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

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

Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavorable tax consequences to us.

The Ministry of Finance and the SAT promulgated the Circular on the Inclusion of the Railway Transportation Industry and Postal Service Industry in the Pilot Collection of Value-added Tax to Replace Business Tax, or Circular 106. Pursuant to Circular 106, starting from January 1, 2014, a VAT rate of 6% applies to revenue derived from the provision of express delivery services, and a VAT rate of 11% applies to revenue derived from provision of transportation services, which is higher than the previously applicable 5% and 3% business tax rate. In 2016, the Ministry of Finance and the SAT promulgated the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36. Circular 36 took effect as of May 1, 2016 and superseded Circular 106 on the same date. Circular 36 expanded the application of VAT to replace business tax to enterprises engaging in the building industry, the real estate industry, the financial industry and the life service industry on a nationwide basis. According to Circular 36, the VAT rates applicable to revenue derived from the provision of express delivery services and revenue derived from provision of transportation services remain the same (6% and 11% respectively) as those under Circular 106. Under Circular 32, which came into effect on May 1, 2018, the tax rate reduced from 17% to 16% and from 11% to 10%. Although a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided, our effective tax rate could be higher. The replacement of the business tax with a VAT on our services could result in unfavorable tax consequences to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—PRC Value-Added Tax.”

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under SAT Public Notice 7 and SAT Announcement 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Announcement 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register them as branch offices with the local industry and commerce bureau at the place where the premises are located and obtain business licenses for them as branch offices. We operate 78 sorting hubs across China as of December 31, 2018. We registered branch offices in all of the cities where we have sorting hubs as of the date of this annual report. However, we may expand our delivery network in the future to additional locations in China, and we may not be able to register branch offices in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be adversely affected.

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

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated on January 24, 2014, the number of dispatched workers hired by an employer may not exceed 10% of the total number of its employees. As of December 31, 2018, the number of dispatched workers in all of the subsidiaries of our variable interest entity and our PRC subsidiaries was below 10% of the total number of their employees.

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

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be compliant with the requirements of the Exchange Act.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e)of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

The trading price of our ADSs has ranged from US$14.51 to US$22.67 per ADS in 2018. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by Mr. Meisong Lai, holds 206,100,000 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Meisong Lai holds 78.3% of the aggregate voting power of our company as of March 31, 2019. As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholder’s equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2019, our directors and officers collectively own an aggregate of 83.0% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Because we do not expect to pay regular dividends in the foreseeable future, you must mainly rely on price appreciation of our ADSs for return on your investment.

We intend to retain most of our available funds and any future earnings to fund the development and growth of our business. In March 2019, our board of directors approved a special dividend of US$0.24 per ADS for 2018, which is expected to be paid on April 8, 2019 to shareholders of record as of the close of business on April 1, 2019. You should not rely on an investment in our ADSs as a source for any future dividend income.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as an offering of rights, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2)at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

In May 2017, we announced a US$300 million share repurchase program and repurchased an aggregate of 9,759,888 ADSs at an average purchase price of US$14.12, including repurchase commissions, under this program as of December 2017.

In May 2018, Alibaba and Cainiao entered into a strategic transaction with us. Pursuant to the transaction terms, investors led by Alibaba and Cainiao invested US$1.38 billion in our company in exchange for an approximately 10% of our equity interest at that time and obtained certain shareholder rights in our company. The  transaction was completed in June 2018.

In June 2018, we made a strategic investment of approximately US$168 million to acquire approximately 15% of equity stake in Cainiao Post, Cainiao’s network of last-mile delivery stations. Our strategic investment in Cainiao Post was done in conjunction with four other leading express delivery companies in China, including YTO Express, STO Express, Yunda Express, and Best Inc., in the aggregate amount of approximately US$495 million.

In November 2018, we announced a US$500 million share repurchase program and repurchased an aggregate of 1,700,000 ADSs at an average purchase price of US$15.85, including repurchase commissions, under this program during the fourth quarter in 2018.

Our principal executive offices are located at Building One, No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. Our telephone number at this address is +86 21 5980-4508. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.            Business Overview

We are a leading express delivery company in China. We provide express delivery service through our nationwide network as well as other value-added logistics services. We have a delivery network in China covering over 98.1% of China’s cities and counties as of December 31, 2018.

Service Offerings by Us and Our Network Partners

Through our network and together with our network partners, we provide domestic and international express delivery services supplemented by other value-added services. We mainly provide express deliveries in China of parcels weighing under 50 kilograms with expected delivery time ranging from 24 to 72 hours.

The following chart sets out the services provided by us and our network partners.

Key Category	Service Offerings
Domestic Express	Express Delivery	• Intra-city Delivery
• Inter-city Delivery
	Enterprise Customer Services	• Customized one-stop express delivery solution for key accounts
	Ancillary Services	• Cash-on-Delivery Service
• Alternative Address Pick-up
• Proof-of-delivery Collection
• Parcel Interception Service
• Reverse Logistics
• Others
	Regional	• Hong Kong/Taiwan Door-to-Door Express Service
International Express	Cross-border	• International express services to the key overseas markets in cooperation with business partners

Express delivery service process

The following diagram illustrates the process for the completion of a typical domestic delivery order from our direct network partner.

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

Step 3: Parcel Delivery. Our destination sorting hub unloads and sorts the parcels, which are then delivered to the recipients by our delivery outlets. Once the recipient signs on the waybill to confirm receipt, a full-service cycle is completed and the settlement of delivery service fee promptly ensues in our network payment settlement system.

Express delivery service pricing

The network transit fees we charge our network partners for the express delivery services we provide to them primarily consist of (i)a fixed amount for a waybill attached to each parcel and (ii)a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route. We evaluate our pricing and make adjustment from time to time based on the operating costs of our business, market conditions and competitions as well as our service quality. Our service pricing may also be affected by market conditions and competition faced by our network partners. There has historically been declines in delivery service fees charged by our network partners, partially due to market and competition.

Senders are generally required to pay delivery service fees to our pickup outlets and our network partners have full discretion over the pricing of their services. Our network partners determine their pricing mainly based on their total costs, which mainly includes the network transit fees we charge, the last-mile delivery fees paid to the delivery network partners, as well as the outlet operating costs. They also consider other factors including market conditions and competitions as well as their service quality. We do not set any explicit limitations on pricing and allow pricing latitude to our network partners so that they can effectively respond to the competitive dynamics in their local markets with tailor-made pricing based on the business volume and long-term prospect of each sender.

Finance lease services

We also offer finance leases to help certain network partners and transportation service providers grow and better operate their business. We normally enter into accounts receivable factoring arrangement with certain transportation service providers who meet our credit assessment requirements. Under the factoring arrangement, the transportation service provider transfers their accounts receivables to us with recourse in return for short-term funding from us to meet their working capital needs from time to time. In addition, we provide lease financing to certain network partners for their purchase of logistics equipment through a sale-leaseback arrangement. Under those circumstances, we are able to receive guarantees from the beneficial owners of the transportation service providers or the network partners and take as collateral relevant operating assets which we can repossess in the event of a default. As all parties to which we provide financial services are participants in our ecosystem, we have substantial knowledge about their business and operations and hence can manage related credit risks. Currently finance lease is not a significant part of our business activities in terms of revenue, net income, or assets.

Our Network and Infrastructure

Our network consists of our directly operated core sorting hubs and line-haul transportation network and network partner-operated outlets across China.

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network that we operate. They collect parcels from outlets within their respective coverage area, sort them according to their destinations and dispatch them to the destination sorting hub. As of December 31, 2018, we operate 78 sorting hubs and our business partners operate eight sorting hubs. These eight sorting hubs are located in remote areas in China and we work closely with independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

Thirty-five of the sorting hubs operated by us are located on the premises we own and fifty-one on leased premises. We plan to make long-term investments in land and facilities on self-owned premise tosupport stable operations. From time to time, we also provide temporary warehousing services to our key account customers to store their products close to their target demographics.

Line-haul transportation network

We connect our sorting hubs with over 2,100 well-planned line-haul routes. We operate a self-owned fleet, out-source to one other fleet that is majority-owned by our employees and contract independent third-party vehicles to form our line-haul transportation network. We control the route planning and vehicle dispatch of our entire line-haul transportation network.

As of December 31, 2018, our self-owned fleet consists of more than 4,500 self-operated trucks, of which, approximately 2,800 are high capacity 15-17 meter long models. We outsource part of our line-haul transportation to Tonglu Tongze, a transportation operator that works exclusively for us. Tonglu Tongze has a fleet of approximately 900 trucks as of December 31, 2018. Certain of our employees, employees of Tonglu Tongze and other shareholders beneficially own 73.4%, 5.5% and 21.2% of Tonglu Tongze as of December 31, 2018, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders who do not hold equity interests in Tonglu Tongze, to exercise all of their shareholder rights (except dividend rights). Daily operations of Tonglu Tongze are managed by its own employees. Tonglu Tongze purchases vehicles with its own funds, and they implement dispatching plans according to our network needs. The price we pay to Tonglu Tongze is based on our market insights on cost factors. We use the same criteria and pricing standards when we contract independent third-party transportation companies. We typically use Tonglu Tongze fleet for round-trip transportation. We also contract other independent third-party transportation companies to fulfil additional capacity needs, most of which are single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition, reliability and other comprehensive criteria of the bidders to select only suitable providers.

Pickup and delivery outlets

Our outlets are all operated by our network partners and not owned by us. The network partners primarily provide the pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders generated within that area. As of December 31, 2018, our network had over 30,100 outlets nationwide. Our outlets cover 98.1% of China’s cities and counties as of December 31, 2018.

Our Network Partner Model

Our network partners own and operate the business of the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

As of December 31, 2018, we had over 4,500 direct network partners who have entered into cooperation agreements with us. These agreements generally have a term of three years and the direct network partner may elect to renew the agreement upon expiration if it wish to remain in our network. Our network partners pay us network transit fees for the express delivery services we provide to them. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the terms of the cooperation agreements. A direct network partner is also required to place a deposit with us as guarantee for its performance. We authorize our direct network partners to carry out express delivery business under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

Our Zhongtian system provides the technology infrastructure for the management of our network partners. Our Zhongtian system tracks each delivery order and calculates the network transit fees payable to us, and the last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners. Prior to May 2018, we used the Ping’an system to handle payment settlement from our network partners to us and among our direct network partners. Our Ping’an system is synchronized regularly and retrieve the fee balances from our Zhongtian system. With this information, the Ping’an system manages the settlement of amounts from our direct network partners to us for parcel transit in our network. We terminated the Ping’an system in May 2018 and switched to our cooperation with Alipay. All of our direct network partners have an Alipay account on our Zhongtian system, and we require them to make a prepayment from their respective account to our ZTO Alipay account through our Zhongtian system. The prepaid amount is used as transit fees settlement from our network partners to us and last-mile delivery fee settlement from us to direct network partners.

All of our direct network partners and most of our indirect network partners work with us exclusively. A small number of our indirect network partners also operate their outlets for other express delivery companies. This is typically limited to situations where an outlet is located in a remote or isolated area or newly-established markets. Such exception to our exclusivity requirement is necessary to support the outlet’s start-up volume.

We control the qualification of new network partners and provide extensive ongoing training to our network partners. We also periodically review the performance of our network partners on parcel volume, local market share, service quality and parcel safety/security scores. We consider the conditions and forecast of the local market to set guidance for those indicators. We also set guidance and review the performance of certain pickup and delivery outlets with large parcel volume. For our direct network partners at the provincial level, we provide fee discounts to those who significantly outperform the performance targets we set.

If a direct network partner continuously fails to meet our performance targets, we can unilaterally terminate our cooperation agreement, which only occurred in isolated cases historically. In those cases, we would introduce qualified buyers vetted by us or, in the cases where the exiting direct network partner has already identified a buyer itself, we review the buyer’s credentials and decide whether to accept or reject it. This review process also applies to voluntary departure by direct network partners.

We provide our network partners latitude in their pricing decisions. The network partners have full discretion over their daily operations and can make localized decisions with respect to facilities, vehicles and recruitment to meet their operational needs.

Our Customers

The following chart illustrates parcel and fund flows to and from our direct and end customers.

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

We also operate a call center network providing real-time assistance during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our live call center representatives for further handling. Our call center network is localized with branch offices in over 23 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use a centralized call system and database. Our call system automatically directs incoming calls to the local branch near the caller’s location for localized handling. Our approximately 845 call center representatives adhere to the same customer service standards nationwide and their local knowledge adds to our customer service effectiveness. We provide regular trainings to our representatives and review the callers’ level of satisfaction with their service. At the end of each call, we ask the caller to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction.

Information Technology and Intellectual Property

We have built our proprietary system with open and mainstream technologies and have refined and tailored them to suit our operational needs. We design and utilize our technology systems to enhance the efficiency and scalability of our network. They play an important role in the success of our business. The principal components of our technology system include:

Zhongtian System—The Zhongtian system is the technology backbone for our express delivery management with the following main functions:

•                  Parcel sorting, transportation and tracking management. Our parcels are sorted and dispatched based on routing logic through the Zhongtian system. Our Zhongtian system provides the technology backbone and our scanners identify and extract the parcels’ addresses. The parcels are then manually or automatically sorted into different bags according to the area of delivery for shipment. With this system, we can track each parcel processed through our network based on a unique waybill barcode assigned to each parcel. As the parcel moves through each gateway, its barcode is scanned and its route and other delivery information are captured into the Zhongtian system. We also monitor the capacity of our sorting hubs on our Zhongtian system and monitor the real-time movement of each on-duty truck with GPS and GIS technology that is synchronized with the Zhongtian system.

•                  Settlement payment calculation. The Zhongtian System tracks each delivery order and, according to pre-set formulae, calculates the network transit fees payable to us, and last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners.

•                  Platform integration. Our Zhongtian system is connected to the order systems of major e-commerce platforms and vertical e-commerce websites in China. Merchants can therefore seamlessly place delivery orders to our outlets via our Zhongtian system.

•                  Mobile application. The Zhongtian system also supports our mobile application so that our pickup and delivery personnel are able to handle functions such as digital waybill printing, order pickup, parcel tracking, receipt signing on mobile devices.

•                  Customer service support. Our call center representatives have access to the Zhongtian system’s database to provide better and more effective customer service. The automated customer service functions on our website and WeChat official account allow end customers to track parcels and search outlet location with the data support from Zhongtian system.

•                  Management of sale of accessories. Our network partners make online purchases of accessories from us utilizing the accessories management module of Zhongtian system. The network partners log on to our system to place orders for waybills, packing materials, portable barcode scanners and other accessories. We then send out the accessories to the network partners once we have processed the orders received.

•                  Data analytics and decision support. The Zhongtian system collects and provides valuable operational data such as parcel volume, hub utilization and parcel delivery speed to analyze and enhance our and our network partners’ performance. It provides a dashboard available to our core management team with various data and analytical tools. By utilizing the dashboard, our management can monitor and evaluate our business real-time.

We have leased a high-grade data center in Zhejiang province to support our core operational systems such as Zhongtian, transportation management system and Ping’an. Our server center in Shanghai mainly provides the network infrastructure for our managerial, data backup and other non-core functions. We have adopted security policies and measures, including encryption technology, to protect our software, proprietary data and customer information. Our system is configured with multiple layers of security to prevent unauthorized access to our software and databases, and we implement security protocols for communication among applications. We utilize a system of firewalls to prevent unauthorized access to our internal systems. Exchange of critical data on our website and public and private interfaces use the Secure Sockets Layer networking protocol, a standard security technology for establishing encrypted network communications. We back up our databases, including customer data, regularly with both on-site and off-site storage. Encryption is used to secure sensitive information when it is in transit or being stored.

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

We are committed to protecting user and customer data in our business and operations. We have dedicated team and measures to safeguard data security. We have qualified Grade III of China’s Administrative Measures for the Graded Protection of Information Security. We have also implemented biometric authentication, password-less authentication and real-time data leakage risk management throughout our system. We have formed partnerships with key information technology and internet players to jointly enhance business performance in many innovation areas including workplace collaboration, cybersecurity, deep learning, natural language processing, automatic sorting and drone.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2018, we owned 49 computer software copyrights in China for various aspects of our operations and maintained 49 trademark registrations inside China. As of December 31, 2018, we had registered 13 domain names, including www.zto.cn, among others. We share our technology resources, APIs, capabilities and deep know-hows to and interact with our customers, business partners, and China’s tech communities through the ZTO Open Platform at zop.zto.com, ZTO Tech Open Day, and our ZTO Security Response Center at sec.zto.com.

Competition

The express delivery industry in China is fragmented and we compete primarily with leading domestic express delivery companies including YTO Express, STO Express, Yunda Express, SF Express, Best Express Deppon Express and EMS. We also face competition from emerging players in our industry or existing players in an adjacent market who choose to leverage their existing infrastructure and expand their services into express delivery. As a leading and the fastest growing express delivery company in China, we believe that our innovative shared success system, superior operational capabilities and cost leadership as well as our quality service provide us with a competitive advantage. Entry into the express delivery industry requires significant initial investment in network construction and partner attraction. However, certain more established e-commerce companies may establish or further improve their proprietary delivery infrastructure and compete with us. Furthermore, as we look to offer more products and expand our customer base, we may face competition from players in those new sectors.

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

Procurement

We have adopted centralized procurement for the selection, bidding and purchase of land use rights, sorting equipment, vehicles and consumables such as waybills, barcode scanners and uniforms. We hold bidding processes where possible to select products and services with best value. We generally provide better payment terms than industry norm to promote long-term stable relationship with reliable suppliers. We work with manufacturers and research institutions to design and adjust equipment that best fit our needs. Compared with ready-made products available on the market, tailor-made equipment generally has lower procurement and maintenance costs but higher operational efficiency.

We also leverage the scale of our network and assist our network partners to negotiate better procurement terms with their suppliers.

Branding and Marketing

We strive to enhance our brand awareness through higher service quality and other marketing initiatives. We won five awards at the 2019 Express Industry Awards Ceremony, including the China Express Gold Package Nomination Award, the China Express Annual Brand Award, the China Express Social Responsibility Award, the Top 10 Express Logistics Brand and the China Express Charisma Award. In 2018, we were awarded as one of the National Advanced Logistics Enterprises and China’s Top 100 Logistics Enterprises’ at the Commendation Congress of Advanced Logistics Enterprises. We won four awards at the 2018 Express Industry Awards Ceremony, including 2017 China Express Social Responsibility Award, 2017 China Express Annual Brand Award, 2017 China Express Gold Parcels Nomination Award and 2017 Top 10 Customer Most Satisfaction Award. We were awarded as one of AAAAA logistics companies by China Federation of Logistics & Purchasing in August 2017. We received the award of “Best Express Delivery Service Upgrade in 2016” at the annual conference hosted by China Postal and Express Delivery Press, and were recognized as one of China’s outstanding logistics companies in 2015 at the 13th Annual Conference of Chinese Logistics Entrepreneurs. We were also recognized by the Post Bureau of Shanghai as having made outstanding contributions to the development of the express delivery industry in 2015.

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

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), the Negative List, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalogue and the Negative List set forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the latest version of the Catalogue, which came into effect on July 28, 2017 and the Negative List, which came into effect on July 28, 2018, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through our consolidated affiliated entities in China.

Our PRC subsidiaries also operate in certain industries which fall into the encouraged category, such as road transportation and software development. Our subsidiaries Shanghai Zhongtongji Network is registered in accordance with PRC law and mainly engages in software development, technical services and consultation, which are encouraged under the latest version of the Catalogue.

On March 15, 2019, the PRC National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in “restricted” or “prohibited” industries prescribed in the “negative list”, which shall be released by or approved by the State Council.

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

Regulations Relating to Express Delivery Services

The PRC Postal Law, which took effect in October 2009 with the latest amendment in 2015, sets out the fundamental rules on the establishment and operation of an express delivery company. Pursuant to the Postal Law, an enterprise that operates and provides express delivery services must run its express delivery business by obtaining a Courier Service Operation Permit. In order to apply for a business permit for express delivery services, a company must meet all the requirements as a corporate legal person and satisfy certain prerequisites with respect to its service capacity and management system, and its registered capital must be no less than RMB500,000 to operate within a province, autonomous region, or municipality directly under the central government, no less than RMB1,000,000 in the case of cross-provincial operation, and no less than RMB2,000,000 to operate international express delivery services.

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

Pursuant to the Courier Market Measures and the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transportation on October 22, 2018 and became effective on January 1, 2019 and the Interim Regulations on Express Delivery, which was promulgated by the State Council on February 3, 2018 and became effective on January 5, 2018, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB200,000, and/or ordered to suspend its business operation for rectification until cancelling its Courier Service Operation Permit. If a permit-holder stops its business for over six months within the effective period of the Courier Service Operation Permit, is ordered by the postal administration departments to return the Courier Service Operation Permit, but refuses to do so or fails to do so on time, the postal administration departments shall announce the annulment of the Courier Service Operation Permit.

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

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018 and took effect on May 1, 2018, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local post administrations in the places where they are located for record within 20 days from the date of opening their express delivery terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local post administrations for opening their express delivery terminal outlets, such express delivery service company may be imposed a fine ranging up to RMB50,000 and be suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be subject to fine ranging up to RMB50,000 and be suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. If any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB 100,000 to RMB 500,000, and the personnel directly in charge and other persons directly liable may be subject to a fine of no more than RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legitimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation. ZTO Express and 45 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Pursuant to the E-commerce Law of the People’s Republic of China promulgated by Standing Committee of the National People’s Congress, which took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to, (i)while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such providers shall obtain the consent of consignees. Express logistics service providers shall use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. The operation of our business is subject to this new law. If our express delivery services are not in compliance with the law, we may be required to rectify. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with PRC laws and regulations by us or our network partners may materially and adversely impact our business, reputation, financial condition and results of operations.”

Road Transportation Operation Permit

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in March 2019, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended in April 2016, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles with containers, refrigeration equipment, or tank containers, etc. The Provisions on Administration of Road Freight Transportation and Stations (Sites), or the Road Freight Provisions, set forth detailed requirements with respect to vehicles and drivers.

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

Regulations on Commercial Franchising

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in December 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with Ministry of Commerce or its local counterparts and must report the current status of its franchising contracts in the first quarter of each year after record-filing. Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation agreements, which are deemed franchising contracts under the Regulations and Provisions on Commercial Franchising, with over 4,500 direct network partners as of December 31, 2018, the first of which was signed on January 1, 2014. As of March 31, 2019, we have not made any filings with local counterparts of Ministry of Commerce or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to comply with regulations on commercial franchising may result in penalties to us.”

Regulations Relating to Personal Information Security and Consumer Protection

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau in March 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals agreeing upon provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users’ information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect in September 2014. The Postal Users Complaints Settling Center handles the complaints from users on the quality of the express delivery services under a regime of mediation. According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018 and took effect on May 1, 2018, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local post administrations. Failure to comply with such requirement may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revoke of its Courier Service Operation Permit. We are subject to the above provisions or measures with regard to the security of personal information and believe that we are currently in compliance with the law in all material aspects.

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

Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law and its implementation rules. Under the Copyright Law, the term of protection for copyrighted software is 50 years. As of December 31, 2018, we had 49 software copyrights.

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

Trademark. The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2018, we had 49 registered trademarks in different applicable trademark categories and had 153 trademark applications in China.

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

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. As of December 31, 2018, the number of dispatched workers in all of our PRC operating entities was below 10% of the total number of their employees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.”

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

Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, issued by SAFE in February 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure by such individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly-listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Enterprise Income Tax

The principal regulations governing enterprise income tax in China are the Enterprise Income Tax Law, or the EIT Law, which was last amended on December 29, 2018, and its implementing rules, which became effective on January 1, 2008 and was amended on February 24, 2017. Under the EIT Law, enterprises are classified as resident enterprises and nonresident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ZTO Express (Cayman) Inc. and our offshore subsidiaries.

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

The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(a)the primary location of the day-to-day operational management is in China; (b)decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c)the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d)50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011 and amended in June 15, 2018 by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

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

The SAT issued Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed toan establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, effective December 1, 2017 and amended in June 15, 2018 by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. There is uncertainty as to the implementation details of SAT Public Notice 7 and SAT Announcement 37. If SAT Public Notice 7 or SAT Announcement 37 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Public Notice 7 and SAT Announcement 37 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7 or SAT Announcement 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

C.            Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2019:

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

D.            Property, Plant and Equipment

As of December 31, 2018, we owned office buildings in China with an aggregate gross floor area of approximately 330,000 square meters, including approximately 16,000 square meters for our headquarters in Shanghai, and leased an office building in Beijing with an aggregate gross floor area of approximately 6,000 square meters. The lease in Beijing will expire in 2032.

In addition, as of December 31, 2018, 35 of the sorting hubs operated by us have obtained the land use rights from the state with respect to an aggregate gross land area of approximately 2,070,000 square meters, and the remaining 43 of the sorting hubs operated by us leased an aggregate gross land area of approximately 810,000 square meters. The terms of such leases range from one to 15 years.

The areas of self-owned properties and leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as is basis.

We plan to acquire or establish new sorting hubs and expand existing ones. As of December 31, 2018, we have acquired or are in the process of acquiring land use rights in 56 locations with an aggregate land area of approximately 6,900,000 square meters to build new sorting hubs. We believe that we will be able to obtain adequate facilities through acquisition or lease to accommodate our future expansion plans.

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

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	9,369,693	95.7	12,173,690	93.2	15,400,080	2,239,850	87.5
Freight forwarding services	—	—	269,557	2.1	1,278,741	185,985	7.3
Sale of accessories	419,075	4.3	591,716	4.5	812,866	118,226	4.6
Others	—	—	25,110	0.2	112,764	16,400	0.6
Total revenues	9,788,768	100.0	13,060,073	100.0	17,604,451	2,560,461	100.0

We derive substantially all of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 93.2%, 90.4% and 87.5% of our total express delivery services revenues in 2016, 2017 and 2018, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our direct express delivery services accounted for 6.8%, 9.6% and 12.5% of our total express delivery services revenues in 2016, 2017 and 2018, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 279 million in 2011 to 8,524 million in 2018.

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

We recognize revenues from express delivery services over time as we perform the services. We act as the principal rather than the agent for express delivery service provided to enterprise customers based on analysis of our revenue arrangements using control model. In majority of our arrangements, we consider the pickup outlets operated by our network partners to be our customers. Our revenues recorded for those arrangements do not include the last-mile delivery fee because we act as an agent for last-mile delivery services and we are only arranging for services to be provided by last-mile network partner.

We also provide freight forwarding services through our acquired core business of China Oriental Express Co., Ltd. and its subsidiaries, which we refer to as the COE Business, a freight forwarding and international logistics services provider in Hong Kong and Shenzhen, in October of 2017. Revenue from freight forwarding services is recognized over time when services are rendered. Our freight forwarding revenue is primarily driven by our freight volume. We determine and periodically review and adjust our fee levels based on the prevailing market conditions, operating costs and service level.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Line-haul transportation cost	3,716,979	38.0	4,797,799	36.7	5,757,701	837,422	32.7
Sorting hub cost	1,931,243	19.7	2,438,754	18.7	3,197,667	465,081	18.2
Freight forwarding cost	—	—	260,429	2.0	1,239,439	180,269	7.0
Cost of accessories sold	283,377	2.9	366,859	2.8	491,722	71,518	2.8
Other costs	414,300	4.2	850,648	6.5	1,553,039	225,881	8.8
Total cost of revenues	6,345,899	64.8	8,714,489	66.7	12,239,568	1,780,171	69.5

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by self-owned fleet, (iii) employee compensation and other benefits for drivers of self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance costs of self-owned fleet. Total line-haul transportation cost accounted for 38.0%, 36.7% and 32.7% of our revenues in 2016, 2017 and 2018, respectively. The decrease in line-haul transportation cost as a percentage of revenues was mainly due to the increased use of more cost-efficient self-owned and self-operated, and mainly high capacity trucks instead of relying on third party outsourced trucks, offsetting the impact of increases in fuel price and depreciation costs, as well as higher outsourced transportation costs during peak season.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 19.7%, 18.7% and 18.2% of our revenues in 2016, 2017 and 2018, respectively. The decrease in sorting hub cost as a percentage of revenues was mainly due to economies of scale and an improvement in operating efficiency.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.9%, 2.8% and 2.8% of our revenues in 2016, 2017 and 2018, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 67.6%, 62.0% and 60.5% in 2016, 2017 and 2018, respectively. The decrease was mainly due to the increased sales of high-margin thermal paper as a result of the increased use of digital waybills.

Other costs, which mainly include (i) paper waybill material cost, (ii) information technology related cost, (iii) dispatching costs paid to network partners associated with serving enterprise customers, and (iv) business tax surcharges, accounted for 4.2%, 6.5% and 8.8% of our revenues in 2016, 2017 and 2018, respectively. The increase in other costs as a percentage of revenues was mainly due to the growth of dispatching cost as a result of the increase indirect express delivery services to enterprise customers.

To maintain competitive pricing and enhance profit per parcel, we must continually control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high capacity line-haul trucks to our self-owned fleet and gradual shift to a direct shipping model by selected network partners, and labor costs can be contained through wider implementation of automated sorting equipment.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 7.2%, 6.0% and 6.9% of our revenues in 2016, 2017 and 2018, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB122.5 million, RMB40.7 million and RMB249.5 million in 2016, 2017 and 2018, which accounted for 1.3%, 0.3% and 1.4% of our revenues in the same periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives. Excluding the share-based compensation, our selling, general and administrative expenses as a percentage of our revenues decreased from 2016 to 2018 mainly because of scale and corporate leverage.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues	9,788,768	100.0	13,060,073	100.0	17,604,451	2,560,461	100.0
Cost of revenues	(6,345,899)	(64.8)	(8,714,489)	(66.7)	(12,239,568)	(1,780,171)	(69.5)
Gross profit	3,442,869	35.2	4,345,584	33.3	5,364,883	780,290	30.5
Operating income (expenses)(1)
Selling, general and administrative	(705,995)	(7.2)	(780,517)	(6.0)	(1,210,717)	(176,091)	(6.9)
Other operating income, net	32,104	0.3	183,368	1.4	178,057	25,897	1.0
Total operating expenses	(673,891)	(6.9)	(597,149)	(4.6)	(1,032,660)	(150,194)	(5.9)
Income from operations	2,768,978	28.3	3,748,435	28.7	4,332,223	630,096	24.6
Other income (expenses)
Interest income	44,791	0.5	166,325	1.3	401,162	58,347	2.3
Interest expense	(12,986)	(0.1)	(15,668)	(0.1)	(780)	(113)	0.0
Gain on deemed disposal of equity method investments	9,551	0.1	—	—	—	—	—
Gain on disposal of equity investees and subsidiary	—	—	—	—	562,637	81,832	3.2
Impairment of investment in equity investee	—	—	(30,000)	(0.2)	—	—	—
Foreign currency exchange gain/(loss), before tax	9,977	0.1	(48,149)	(0.4)	41,189	5,991	0.2
Income before income tax, and share of loss in equity method investments	2,820,311	28.9	3,820,943	29.3	5,336,431	776,153	30.3
Income tax expense	(731,987)	(7.5)	(646,361)	(5.0)	(929,133)	(135,137)	(5.3)
Share of loss in equity method investments, net of tax of nil	(36,721)	(0.4)	(15,682)	(0.1)	(19,386)	(2,820)	(0.1)
Net Income	2,051,603	21.0	3,158,900	24.2	4,387,912	638,196	24.9
Net (income)/loss attributable to noncontrolling interests	2,252	0.0	763	0.0	(4,887)	(711)	0.0
Net income attributable to ZTO Express (Cayman) Inc.	2,053,855	21.0	3,159,663	24.2	4,383,025	637,485	24.9

(1)         Our operating income (expenses) in 2016, 2017 and 2018 includes RMB122.5 million, RMB40.7 million and RMB249.5 million (US$36.3 million), respectively, of share-based compensation expenses, accounting for 1.3%, 0.3% and 1.4% of our total revenues in the same periods, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 34.8% to RMB17.6 billion (US$2.6 billion) in 2018 from RMB13.1 billion in 2017. The increase was mainly driven by growth in parcel volume to 8,524 million in 2018 from 6,219 million in 2017 as a result of growth in China’s e-commerce market and an increase in our market share.

Cost of Revenues

Our total cost of revenues increased by 40.5% to RMB12.2 billion (US$1.8 billion) in 2018 from RMB8.7 billion in 2017. This increase primarily resulted from increases in our line-haul transportation cost by RMB1.0 billion (US$0.1 billion), freight forwarding cost by RMB1.0 billion (US$0.1 billion), sorting hub operating cost by RMB0.8 billion (US$0.1 billion) and cost of accessories by RMB124.9 million (US$18.2 million).

Line-haul transportation cost. Our line-haul transportation cost increased by 20.0% to RMB5.8 billion (US$0.8 billion) in 2018 from RMB4.8 billion in 2017. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB1,068.7 million (US$155.4 million) associated with our self-owned fleet which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and a decrease of RMB46.2 million (US$6.7 million) in outsourced transportation costs. In 2018, we increased use of self-owned and self-operated trucks to reduce dependency on third party outsourced trucks to enhance transportation efficiency. As a percentage of revenues, line haul transportation cost accounted for 32.7% of total revenues, a decrease from 36.7% last year.

Sorting hub cost. Our sorting hub cost increased by 31.1% to RMB3.2 billion (US$0.5 billion) in 2018 from RMB2.4 billion in 2017. The increase was mainly due to (i) increased labor costs of RMB544.7 million (US$79.2 million) as a result of wage increases and the hiring of additional employees to support parcel volume growth, (ii) an increase of RMB119.4 million (US$17.4 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment, and (iii) an increase of RMB78.8 million (US$11.5 million) in rental costs and related utilities cost. As of December 31, 2018, 120 sets of automated sorting equipment have been installed and put into operation. As a percentage of revenues, sorting hub operating cost accounted for 18.2%, a decrease from 18.7% last year, primarily due to economies of scale and an improvement in operating efficiency.

Cost of accessories sold. Our cost of accessories sold increased by 34.0% to RMB491.7 million (US$71.5 million) in 2018 from RMB366.9 million in 2017. The increase was in line with growth in our revenue from the sale of accessories to our network partners, which includes the sale of thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging material and uniforms.

Other costs. Other costs increased to RMB1,553 million (US$225.9 million) in 2018 from RMB850.6 million in 2017, primarily due to (i) an increase in costs associated with serving key enterprise customers of RMB428.8 million (US$62.4 million), (ii) an increase of RMB155.1 million (US$22.6 million) in the IT expenses related to IT and technology development, and (iii) an increase of RMB137.4 million (US$20.0 million) in tax surcharges.

Gross Profit

Our gross profit increased by 23.5% to RMB5.4 billion (US$0.8 billion) in 2018 from RMB4.3 billion in 2017. Our gross profit margin decreased to 30.5% in 2018 from 33.3% in 2017 and was primarily attributable to parcel volume growth and productivity gain not fully absorbing the impact of decrease in unit price. Lower margin full-year consolidated freight forwarding business and lower margin enterprise customers business also caused minor dilution on gross profit margin.

Operating Expenses

Our total operating expenses increased by 73.0% to RMB1,032.7 million (US$150.2 million) in 2018 from RMB597.1 million in 2017.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 55.1% to RMB1,210.7 million (US$176.1 million) in 2018 from RMB780.5 million in 2017. The increase was primarily due to (i) an increase of RMB208.8 million (US$30.4 million) in share-based compensation expenses of which RMB188.6 million (US$27.4 million) was a lump sum charge for 2017 grant as compared to the 2016 grant that is vested over three years, (ii) an increase of RMB104.3 million (US$15.2 million) in wages and social welfare expenses, (iii) an increase of RMB24.5 million (US$3.6 million) in professional service charges, (iv) an increase of RMB23.2 million (US$3.4 million) in depreciation and amortization expenses, and (v) an increase of RMB30.2 million (US$4.4 million) in sundry office, utilities and communication charges.

Other operating income, net. We had a net other operating income of RMB178.1 million (US$25.9 million) in 2018, compared to RMB183.4 million in 2017, which is mainly composed of rebate of fees from the depositary bank, government subsidies and sublease income.

Other Income and Expenses

Interest income. Interest income increased to RMB401.2 million (US$58.3 million) in 2018 from RMB166.3 million in 2017, primarily due to the increased amount of cash and interest-earning bank deposits.

Interest expense. Our interest expense decreased to RMB0.8 million (US$0.1 million) in 2018 from RMB15.7 million in 2017. There was no borrowing since the second quarter of 2018.

Gain on disposal of equity investees and subsidiary. Gain on disposal of equity investees and subsidiary was RMB562.6 million (US$81.8 million) in 2018. In May 2018, we disposed our shares in Shenzhen Feng Chao Technology Ltd. for cash consideration of RMB697.9 million (US$105.5 million) and recognized gain on disposal of equity investee of RMB548.6 million (US$79.8 million).

Foreign currency exchange loss. Foreign currency exchange loss was RMB41.2 million (US$6.0 million) driven by the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense was RMB929.1 million (US$135.1 million) in 2018, representing a increase of 43.7% as compared to RMB646.4 million in 2017, mainly due to the increase of profit before tax. Our effective tax rate in 2018 was 17.4%, compared to 16.9% in 2017.

Net Income

As a result of the foregoing, our net income increased significantly to RMB4.4 billion (US$638.2 million) in 2018 from RMB3.2 billion in 2017 mainly driven by parcel volume increase and operational efficiency and scale leverage.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 33.4% to RMB13.1 billion in 2017 from RMB9.8 billion in 2016. The increase was mainly driven by growth in parcel volume to 6,219 million in 2017 from 4,498 million in 2016 as a result of growth in China’s e-commerce market and an increase in our market share. On October 1, 2017, the Company acquired the COE Business, a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen, for a consideration of HK$180.0 million in cash. As a result, revenue growth was also attributable to the acquisition of the COE Business on October 1, 2017, which contributed RMB269.6 million in revenue during the fourth quarter of 2017.

Cost of Revenues

Our total cost of revenues increased by 37.3% to RMB8.7 billion in 2017 from RMB6.3 billion in 2016. This increase primarily resulted from increases in our line-haul transportation cost by RMB1.1 billion, sorting hub operating cost by RMB507.6 million and cost of accessories by RMB83.5 million, partially offset by a decrease in waybill material cost by RMB86.7 million as our end customers have increased use of digital waybills. In addition, RMB260.4 million of total cost of revenues in 2017 was attributable to the COE Business the Company acquired on October 1, 2017.

Line-haul transportation cost. Our line-haul transportation cost increased by 29.1% to RMB4.8 billion (US$737.4 million) in 2017 from RMB3.7 billion in 2016. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB793.2 million associated with the Company’s self-owned fleet which includes fuel, road tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB380.6 million in outsourced transportation costs. In 2017, we continued to use self-owned and self-operated, cost-efficient and high capacity trucks to replace third party outsourced trucks, to enhance transportation efficiency. As a result, depreciation expenses relating to our expanding self-owned fleet almost doubled, increasing by RMB106.8 million from 2016.

Sorting hub cost. Our sorting hub cost increased by 26.3% to RMB2.4 billion in 2017 from RMB1.9 billion in 2016 mainly due to (i) increased labor cost of RMB313.6 million arising from headcount addition and wage increase, (ii) an increase of RMB103.1 million in depreciation and amortization expenses, and (iii) an increase of RMB79.4 million in rental cost and related utilities cost.

Freight forwarding cost. Our freight forwarding cost of RMB260.4 million was related to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold. Our cost of accessories sold increased by 29.5% to RMB366.9 million in 2017 from RMB283.4 million in 2016. The increase was in line with growth in our revenue from the sale of accessories to our network partners, which includes the sale of thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging material and uniforms.

Other costs. Other costs increased to RMB850.6 million in 2017 from RMB414.3 million in 2016, primarily due to an increase in costs associated with serving key enterprise customers of RMB508.2 million, which was partially offset by a decrease in waybill material cost of RMB86.7 million as end customers reduced the use of paper waybills.

Gross Profit

Our gross profit increased by 26.2% to RMB4.3 billion in 2017 from RMB3.4 billion in 2016. Our gross profit margin decreased to 33.3% in 2017 from 35.2% in 2016, primarily due to the acquisition of the COE Business and an increase in business from enterprise customers, both of which have relatively lower gross margins.

Operating Expenses

Our total operating expenses decreased by 11.4% to RMB597.1 million in 2017 from RMB673.9 million in 2016.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 10.6% to RMB780.5 million in 2017 from RMB706.0 million in 2016. The increase was primarily due to (i) RMB21.4 million of fixed assets disposal loss arising from the upgrade of sorting hub facilities, (ii) an increase of RMB18.7 million in professional service charges for audit and legal services, (iii) an increase of RMB15.6 million in sundry office, utilities and communication charges, and (iv) an increase of RMB13.2 million in wages and social welfare expenses.

Other operating income, net. We had a net other operating income of RMB183.4 million in 2017, compared to RMB32.1 million in 2016, mainly due to the increase of government subsidies by RMB137.4 million.

Other Income and Expenses

Interest income. Our interest income increased to RMB166.3 million in 2017 from RMB44.8 million in 2016, primarily due to increased interest income from bank deposits as a result of increase in cash and cash equivalents after the Company’s IPO in October 2016.

Interest expense. Our interest expense increased to RMB15.7 million in 2017 from RMB13.0 million in 2016, primarily due to the slight increase in bank borrowings to fulfil working capital needs.

Impairment of investment in equity investee. Our impairment of investment in equity investee mainly included a provision for impairment charge of RMB30.0 million related to the Company’s investment in Wheat Commune Group Inc., a campus-focused delivery and retail services provider in China, due to the continued operating loss.

Foreign currency exchange loss. Our foreign currency exchange loss was RMB48.1 million, which was mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense was RMB646.4 million in 2017, representing a decrease of 11.7% as compared to RMB732.0 million in 2016, mainly due to a reduced corporate income tax rate one of our subsidiaries was entitled to after it qualified as a HNTE in 2017. Our effective tax rate in 2017 was 16.9%, compared to 26.0% in 2016. The 7.7% decrease in effective tax rate was attributable to the preferential income tax rate of 15% enjoyed by Shanghai Zhongtongji Network Technology Co., Ltd., a subsidiary which became qualified as a HNTE, and the decrease of approximately 1.2% was due to the different tax rate of subsidiary operation in other jurisdictions.

Net Income

As a result of the foregoing, our net income increased significantly to RMB3.2 billion in 2017 from RMB2.1 billion in 2016. Except for the increase in revenue, the increase of net income also included a one-off adjustment for reduced income tax of RMB285.9 million after a subsidiary of the Company became qualified as a HNTE in the fourth quarter of 2017, which is eligible for a reduced income tax rate of 15% for a three-year period starting January 1, 2017.

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

In October 2017, we acquired the COE Business for a consideration of HK$180.0 million (approximately RMB152.9 million). The COE Business is a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen. We adopted the acquisition method to account for the acquisition. Under the acquisition method, we consolidated the operating results of the COE Business for the three months ended December 31, 2017, and the relevant net assets acquired in the consolidated financial statements as of December 31, 2017. As a result of the acquisition, we recognized RMB17,123 of fixed assets, RMB61,973 of intangible assets, representing the fair market value of the customer relations of the COE Business, and a goodwill of RMB84,430, representing the excess of acquisition cost over the fair market value of net tangible assets and customer relationship acquired. The cash consideration in relation to the acquisition of COE Business was not fully paid as of December 31, 2018 and has been recorded in acquisition consideration payable.

According to the provisions of ASC 805, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquired must be recognized and measured at fair value as of the acquisition date. We engaged a third-party valuation firm to assist us with the valuation of ordinary shares as well as property, plant and equipment and intangible assets. The discounted cash flow method was used to determine the fair value of equity interests, and the value of ordinary shares was derived using an option-pricing model.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

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

•                  In 2002, SAT started to implement preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to apply for a preferential income tax rate of 15% if their businesses fall within the “encouraged” category of the policy. In 2018, 10 of our consolidated affiliated Chinese entities, located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, have the 15% preferential income tax rate as qualified enterprises within the Catalog of Encouraged Industries in the Western Region.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to value added tax, or VAT, at a rate of 6% to 17% on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Under Circular 32, which came into effect on May 1, 2018, the tax rate reduced from 17% to 16% and from 11% to 10%.

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

Revenue Recognition

We derive substantial part of our revenues from express delivery services provided to our network partners, mainly including parcel sorting and line-haul transportation. In addition, we directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. We also provide freight forwarding services to our customers. Revenues generated from express delivery services and freight forwarding services, whether carried out by or arranged by us are generally occur over a very short period of time and are recognized over time as we perform the services.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount we expect to earn in exchange for the product.

Prior to January 1, 2018, we recognize express delivery services revenue when the parcels are delivered. Effective from January 1, 2018, upon adoption of ASC 606, we generally recognize revenue over time as we perform the services in the contract because of the continuous transfer of control to the customer. We adopted the requirements of ASU 606 using the modified retrospective method. The cumulative adjustment to our retained earnings as of January 1, 2018 for the cumulative effect of initially applying the new standard was less than RMB 5,000 because of the short delivery period. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Disaggregation of Revenue

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	9,369,693	95.7	12,173,690	93.2	15,400,080	2,239,850	87.5
Freight forwarding services	—	—	269,557	2.1	1,278,741	185,985	7.3
Sale of accessories	419,075	4.3	591,716	4.5	812,866	118,226	4.6
Others	—	—	25,110	0.2	112,764	16,400	0.6
Total revenues	9,788,768	100.0	13,060,073	100.0	17,604,451	2,560,461	100.0

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the basis of revenue recognition in accordance with U.S. GAAP. To determine the proper revenue recognition method for contracts, we evaluate whether single contract should be treated as containing more than one performance obligation. This evaluation requires judgment, and the decision to separate one single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. For most of the contracts, the customer contracts with us to provide distinct services within a contract, such as express delivery services. The vast majority of the contracts with customers for express delivery services include only one performance obligation, the express delivery services themselves. However, if a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We frequently sell standard express delivery services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling price.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform the services in the contract because of the continuous transfer of control to the customer. The customers receive the benefit of the services as the goods are transported from one location to another. Further, if we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The period of the completion of performance obligation is short. We have determined that the impact of this change to the statements of consolidated income is not material.

Variable Consideration

We provide customers with certain volume-based incentives in relation to express delivery service, which is recorded as a reduction to the revenue in the period the express delivery services are performed and earned. This causes the revenue from express delivery services to contain a variable portion called variable consideration. We estimate the variable consideration in the most likely amount we expect to earn. The estimation of the variable consideration to be reflected in the transaction price is based on an assessment of anticipated customer spending and all other pertinent information (historical, current and forecasted) that is reasonably available to us.

Principal vs. Agent Considerations

In our express delivery business, we normally utilize delivery outlets operated by our network partners to perform the dispatching services. We fulfill parcel sorting and line-haul transportation obligations. U.S. GAAP requires us to use a control-model approach to evaluate whether we perform services directly to the customers (as the principal) or arrange for services to be provided by another party (as the agent). In majority of our arrangements, we consider the pickup outlets to be our customers. Based on evaluation of the control model, we determined that we act as a principal in providing sorting and line-haul transportation services to the pickup outlets, and we act as an agent for dispatching services as we arrange for such services to be provided by the delivery outlets. Therefore, the revenue recorded on net basis excludes the dispatching fee paid to delivery outlet.

We also directly provide express delivery services to certain enterprise customers. According to the enterprise customers contract terms, we have control over the dispatching service. Therefore, we determined that we act as a principal for the express delivery services provided to enterprise customers rather than an agent. Therefore, the revenues to enterprise customers are recorded on gross basis which include the dispatching fees paid to the delivery outlets.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit parcels, as we have an unconditional right to payment only once all performance obligations have been completed (i.e., packages have been delivered), and our right to payment is not solely based on the passage of time. Contract assets are generally classified as current based on the timing of when the parcels are expected to be delivered. There are RMB 4,029 and RMB 9,196 billed and unbilled receivable in relation to in-transit parcels, which are not material and are recorded in accounts receivable as of December 31, 2017 and 2018, respectively.

Contract liabilities consist of advance payments as well as deferred revenue. Advance payments represent payments received from the customers that are in relation to specific contracts and will be earned over the contract term. Deferred revenue represents the amount of consideration due from customers related to in-transit express delivery services revenues that have not yet been recognized. We classify advance payments as current in nature given consideration the short delivery period. We classify deferred revenue as current in nature based on the timing of when we expect to recognize revenue, which typically occurs within a short window after period-end. There are RMB 10,024 and RMB 11,239 contract liability, which are not material and are recorded in advances from customers as of December 31, 2017 and 2018, respectively.

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

Tonglu Tongze, together with its subsidiaries, was formed in 2013 and majority owned by our employees. We have participated significantly in the design of Tonglu Tongze during its formation and we have the ability to determine which of our employees can become shareholders of Tonglu Tongze. Historically, our employees served as management of Tonglu Tongze without any compensation paid by Tonglu Tongze. In 2015 we extended a loan to Tonglu Tongze amounting to RMB15 million which was repaid in 2016. We have determined that Tonglu Tongze is a variable interest entity as its equity investors do not have the power, through voting rights or similar rights, to direct the activities of Tonglu Tongze that most significantly impact the entity’s economic performance. After considering the terms, characteristics, size of the economic interests and our involvement in Tonglu Tongze, we have concluded that we are not the primary beneficiary of Tonglu Tongze as we do not have an exposure to the economics of Tonglu Tongze that is more than insignificant.

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

The actual benefits that are ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions.

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

On March 7, 2018, 4,534,745 Ordinary Share Units corresponding to 906,949 Company’s ordinary shares were granted to certain employees to award them for past performance at the consideration of nil. These share awards vested immediately upon grant. The fair value of the Ordinary Share Units is determined based on the closing market price of the underlying ordinary shares of the Company on the grant date.

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

In April 2018, we granted options to purchase 125,000 ordinary shares to certain executive officers of our company with exercise price of nil and all options have been exercised as of December 31, 2018. The fair value of the option is determined based on the closing market price of the underlying ordinary shares of the Company on the grant date.

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

On March 7, 2018, we granted 852,390 restricted share units, or RSU, at par value to certain director, executive officers and employees pursuit to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The fair value of the RSU is determined based on the closing market price of the underlying ordinary shares of the Company on the grant date.

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

Impairment Assessment on Long-Lived Assets and Goodwill

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise dictate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third party valuations. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

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

Prior to January 1, 2018, for equity investment over which we do not have significant influence or control, the cost method of accounting was used. Effective from January 1, 2018, upon adoption of ASC 321, we elected to measure the investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. There was no impairment or observable changes in price recorded during 2018 related to our equity investments without readily determinable fair values.

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

Adoption of New Accounting Standards

In May 2014, the FASB issued an accounting standards update (“ASU”) that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services (“Revenue from Contracts with Customers”). The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. Effective January 1, 2018, we adopted the requirements of this ASU using the modified retrospective method. See note 2(r) for required disclosures pertaining to the new ASU.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments”, to improve the recognition and measurement of financial instruments. We adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on our consolidated financial statements.

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

In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation”, to provide clarity and reduce complexity on when to apply modification accounting to existing share-based payment awards. The guidance was applied prospectively. We adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2(z) to our consolidated financial statements included elsewhere in this annual report.

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	2,572,243	3,630,684	4,404,051	640,543
Net cash used in investing activities	(3,085,040)	(8,294,547)	(12,872,633)	(1,872,247)
Net cash provided by/used in financing activities	9,415,093	(1,061,558)	7,042,122	1,024,234
Effect of exchange rate changes on cash, cash equivalents and restricted cash	302,097	(424,000)	275,680	40,096
Net increase/ (decrease) in cash, cash equivalents and restricted cash	9,204,393	(6,149,421)	(1,150,780)	(167,374)
Cash, cash equivalents and restricted cash at beginning of period	2,718,762	11,923,155	5,773,734	839,755
Cash, cash equivalents and restricted cash at end of period	11,923,155	5,773,734	4,622,954	672,381

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2016, 2017 and 2018, our cash and cash equivalents, restricted cash and short-term investments were RMB11.9 billion, RMB11.0 billion and RMB18.2 billion (US$2.7 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents (a) cash received from network partners that was immediately restricted for use until the final delivery of parcel to the recipients; and (b) secured deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee for short-term borrowings. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year. Approximately 26.4% of our cash and cash equivalent, restricted cash and short-term investments as of December 31, 2018 were held in China. Approximately 20.7% of our cash and cash equivalents, restricted cash and short-term investments were held by our consolidated affiliated entities and denominated in Renminbi.

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

Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with our VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries, which would amount to approximately RMB10.0 billion. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

In utilizing the proceeds we received from our initial public offering and other cash received from subsequent transactions that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC operating entities, make loans to our PRC operating entities, or acquire offshore entities with business operations in China in offshore transactions. Most of these uses are subject to PRC regulations and approvals.

Operating Activities

Net cash generated from operating activities in 2018 was RMB$4.4 billion (US$0.6 billion), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB16.4 billion (US$2.4 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB7.6 billion (US$1.1 billion); (ii) cash flow in interest income of RMB256.1 million (US$37.2 million); (iii) cash in subsidy of RMB114.2 million (US$16.6 million); (iv) RMB3.8 billion (US$0.6 billion) paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB893.2 million (US$129.9 million); and (vi) RMB205.5 million (US$29.9 million) as other administrative costs.

Net cash provided by operating activities in 2017 was RMB3.6 billion, which was mainly attributable to the following factors: (i)our express delivery services and sales of accessories generated net cash inflow RMB12.8 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs was RMB5.8 billion; (ii) cash flow in interest income of RMB121.5 million (iii) cash in subsidy of RMB184.1 million; (iv)we paid RMB2.6 billion as labor related costs, including salaries, social insurances and other benefits; (v)we paid income tax of RMB0.9 billion; and (vi)we paid RMB266.7 million as other administrative costs.

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

Investing Activities

Net cash used in investing activities in 2018 was RMB$12.9 billion (US$1.9 billion), primarily for (i) purchase of bank deposits of RMB13.6 billion (US$2.0 billion), while redemption of bank deposits amounted to RMB5.8 billion (US$0.8 billion); (ii) purchase of property and equipment of RMB3.3 billion (US$0.5 billion), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights for our new sorting hubs in an amount of RMB657.5 million (US$95.6 million); and (iv) payment for equity method investments of RMB1.9 billion (US$0.3 billion), while disposal of equity investees of RMB0.8 billion (US$0.1 billion).

Net cash used in investing activities in 2017 was RMB8.3 billion, primarily for (i) purchase of bank deposits of RMB10.1 billion, while redemption of bank deposits of RMB4.7 billion; (ii) purchase of property and equipment of RMB2.6 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights for our new sorting hubs in an amount of RMB254.5 million; and (iv) payment for equity method investments of RMB89.1 million.

Net cash used in investing activities in 2016 was RMB3.1 billion, primarily for purchase of property and equipment of RMB2.0 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; purchase of land use rights for our new sorting hubs in an amount of RMB703.1 million and an increase in equity method investments of RMB315.4 million.

Financing Activities

Net cash provided by financing activities in 2018 was RMB$7.0 billion (US$1.0 billion), which was mainly attributable to the following factors: (i) proceeds of RMB8,891.9 million (US$1,293.3 million) from issuance of ordinary shares to Alibaba and other investors; (ii) payment of dividends of RMB895.1 million (US$130.2 million); (iii) share repurchase of RMB769.8 million (US$112.0 million); (iv) repayment of short-term borrowings in an amount of RMB250.0 million (US$36.4 million); and (v) proceeds from capital contribution from noncontrolling interest shareholder of RMB65.2 million (US$9.5 million).

Net cash used in financing activities in 2017 was RMB1.1 billion, primarily used in RMB857.7 million of repurchasing of ordinary shares and repayment of short-term borrowings in an amount of RMB750.0 million, partially offset by the proceeds from short-term borrowings of RMB550.0 million.

Net cash provided by financing activities in 2016 was RMB9.4 billion, primarily generated from RMB9.2 billion of proceeds from issuing ordinary shares and RMB551.0 million of proceeds from short-term borrowings, partially offset by repayment of short-term borrowings in an amount of RMB409.9 million.

Capital Expenditures

In connection with the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we paid an aggregate of approximately RMB2.7 billion, RMB2.8 billion and RMB4.0 billion (US$0.6 billion), in 2016, 2017 and 2018, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$		RMB
	(in thousands)
Operating lease commitments	982,190	142,854	167,585	255,960	147,595	411,050

We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During 2016, 2017 and 2018, we incurred RMB146.8 million, RMB195.2 million and RMB271.6 million (US$39.5 million) of such expenses, respectively.

We also have certain capital commitments that are primarily related to commitments on construction of office buildings, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB931.0 million (US$135.4 million) as of December 31, 2018. All of these capital commitments will be fulfilled in the following years according to the construction progress.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	48	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jianfa Lai	49	Director and Vice President of Operations
Jilei Wang	53	Director and Vice President of Infrastructure Management
Lin Wan*	44	Director
Xing Liu	48	Director
Frank Zhen Wei	47	Director
Qin (Charles) Huang	49	Director
Herman Yu	49	Director
Tsun-Ming (Daniel) Kao	53	Director
Hongqun Hu	50	Chief Operating Officer
Huiping Yan	52	Chief Financial Officer
Jianchang Lai	49	Vice President of Overseas Operations
Jingxi Zhu	38	Vice President of Information Technology
Jianfeng Zhang	36	Vice President of Public Relations

* Pursuant to the investment agreement we entered into with Alibaba and Cainiao, Mr. Lin Wan was appointed as our director.

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

Mr. Lin Wan has been our director since June 2018. Mr. Wan has served as the President of Cainiao Network since January 2017 and was vice president of Cainiao Network from June 2014 to January 2017. Prior to joining Cainiao Network, Mr. Wan served as the director of global logistics strategy at Amazon from April 2012 to May 2014. Mr. Wan received a Ph.D. in operational research & industrial engineering from The University of Texas at Austin in 2005.

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

Mr. Herman Yu became our director in October 2016. Mr. Yu has served as chief financial officer of Baidu, a NASDAQ-listed company since September 2017. Prior to that, Mr. Yu has been the chief financial officer of Weibo Corporation (Weibo), a NASDAQ-listed company, since March 2015. Prior to that, Mr. Yu worked at SINA Corporation (SINA), which is listed on NASDAQ, as chief financial officer from August 2007 to March 2015, as acting chief financial officer from May 2006 to August 2007 and as vice president and corporate controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, in the positions of chief auditor and corporate marketing controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director and chair of the audit committee of the board of directors of 58.com Inc., a NYSE-listed company, and a director of Tiange, a live, social video platform company listed on the Hong Kong Stock Exchange. Mr. Yu holds a master’s degree in Accountancy from the University of Southern California and a bachelor’s degree in economics from the University of California, Santa Cruz.

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

Ms. Huiping Yan has served as our chief financial officer since May 2018 and was our vice president of finance from February 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the Chief Financial Officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network Technology, the logistics arm of Alibaba Inc. (NYSE: BABA), and over four years at Home Inns & Hotels Management, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at General Electric Company (GE) in both the U.S. and Asia, serving in a number of key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a U.S.-certified public accountant with a CGMA designation (AICPA).

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate of approximately RMB13.9 million (US$2.0 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of RMB0.3 million (US$0.1 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

Under our 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i)0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii)3,000,000 shares; or (iii)such number of shares as may be determined by our board of directors. Following the annual increases in 2017, 2018 and 2019, the award pool under the 2016 Plan is 12,000,000 shares as of the date of this annual report.

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

As of March 31, 2019, restricted share units representing a total of 2,604,723 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2019, the outstanding restricted share units we granted to our directors and executive officers under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates. Other individuals as a group hold outstanding restricted share units representing a total of 741,810 Class A ordinary shares as of March 31, 2019.

Name	Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant
Meisong Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
Jianfa Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
Jilei Wang	*	March 28, 2017
March 7, 2018
March 11, 2019
Jianchang Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
Huiping Yan	*	March 11, 2019
Herman Yu	*	March 7, 2018
March 11, 2019
Xing Liu	*	March 7, 2018
March 11, 2019
Frank Zhen Wei	*	March 7, 2018
March 11, 2019
Qin (Charles) Huang	*	March 7, 2018
March 11, 2019
Tsun-Ming (Daniel) Kao	*	March 7, 2018
March 11, 2019
Total	1,862,913

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

As of March 31, 2019, we have awarded certain rights associated with 7,198,840 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2019, the number of our ordinary shares held by ZTO ES over which our directors and officers have such rights.

Name	Class A Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
March 11, 2019
Jilei Wang	*	June 28, 2016
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016,
March 28, 2017,
March 7, 2018,
March 11, 2019
Hongqun Hu	*	March 7, 2018,
March 11, 2019
Jianfeng Zhang	*	March 28, 2017,
March 7, 2018,
March 11, 2019
Total	1,450,635

*                 Less than 1% of our total outstanding shares.

As of March 31, 2019, other employees as a group were granted the same rights associated with 5,748,205 Class A ordinary shares held by ZTO ES through our employee share holding platform.

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

The number of shares subject to the waiver of shareholder rights was reduced by 7,514,954 as a result of these grants and the remaining 8,485,046 Class A ordinary shares are still subject to the same waiver of shareholder rights.

On March 28, 2017, we agreed to award rights associated with 148,000 Class A ordinary shares and 641,150 Class A ordinary shares through the platform as share incentives to our directors and officers and other employees, respectively. Those awards vest in three equal batches on January 1, 2018, 2019 and 2020, respectively, and are conditioned upon such individuals’ continued service with our company. Awards with respect to 252,632 Class A ordinary shares and 252,632 Class A ordinary shares vested on January 1, 2018 and January 1, 2019, respectively.

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

D.                                    Employees

As of December 31, 2016, 2017 and 2018, we had a total of 17,324, 16,023 and 15,700 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2018 by function:

Functional Area	Number of Employees	% of Total
Sorting	5,464	34.8
Transportation	4,003	25.5
Management and Administration	605	3.9
Customer Service	1,497	9.5
Operation Support	3,001	19.1
Technology and Engineering	841	5.4
Sales and Marketing	289	1.8
Total	15,700	100.0

In addition to our own employees, our workforce also includes 35,518 contractor workers, as of December 31, 2018. Our network partners hire their own employees according to their operational needs.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 581,820,337 Class A ordinary shares and 206,100,000 Class B ordinary shares outstanding as of March 31, 2019, excluding (i) Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2016 Plan, (ii) 8,485,046 Class A ordinary shares issued and reserved for the purpose of our employee shareholding platform, the holder of which has waived all shareholder rights attached to those shares, and (iii) the company’s repurchase of 13,118,605 Class A ordinary shares in the form of ADSs.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power
Directors and Executive Officers:**
Meisong Lai(1)	7,372,874	206,100,000	213,472,874	27.1	78.3
Jianfa Lai(2)	66,402,842	—	66,402,842	8.4	2.5
Jilei Wang(3)	54,256,498	—	54,256,498	6.9	2.1
Lin Wan	—	—	—	—	—
Xing Liu	*	—	*	*	*
Frank Zhen Wei	*	—	*	*	*
Qin (Charles) Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Tsun-Ming (Daniel) Kao	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
Huiping Yan	*	—	*	*	*
All Directors and Executive Officers as a Group	132,948,155	206,100,000	339,048,155	43.0	83.0

Principal Shareholders:
Zto Lms Holding Limited(4)	2,678,120	206,100,000	208,778,120	26.5	78.1
Zto Ljf Holding Limited(5)	66,402,842	—	66,402,842	8.4	2.5
Alibaba ZT Investment Limited(6)	57,870,370	—	57,870,370	7.3	2.2
Zto Wjl Holding Limited(7)	54,136,498	—	54,136,498	6.9	2.0

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

**          Except for Messrs. Xing Liu, Frank Zhen Wei, Qin (Charles) Huang, Tsun-Ming (Daniel) Kao and Herman Yu, the business address of our directors and executive officers is c/o No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Qin (Charles) Huang is Suite 1804, Tower 1, Admiralty Centre, Hong Kong. The business address of Mr. Herman Yu is No. 8 SINA Plaza, Courtyard 10, the West, Xi Bei Wang E.R. Hai Dian District, Beijing 100193, China. The business address of Mr. Lin Wan is c/o 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(1)         Represents (i)206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, (ii) 1,001,366 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, vested from restricted share units granted to Mr. Meisong Lai, (iii) 4,694,754 Class A ordinary shares held by ZTO ES for purpose of our employee share holding platform and (iv) 1,676,754 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited. We granted rights to receive dividends on, and to receive sale proceeds of, those 4,694,754 Class A shares held by ZTO ES to certain of our employees. ZTO ES remains the record holder of those shares and retains the voting rights with respect to those shares. Mr. Meisong Lai is the sole shareholder and the sole director of Zto Lms Holding Limited. Mr. Meisong Lai is the sole director of ZTO ES.

(2)         Represents (i) 66,000,000 Class A ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai and (ii) 402,842 ADSs (representing the same number of Class A ordinary shares) held by Zto Ljf Holding Limited, vested from restricted share units granted to Mr. Jianfa Lai.

(3)         Represents (i) 54,000,000 Class A ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang, (ii)136,498 ADSs (representing the same number of Class A ordinary shares), vested from restricted share units granted to Mr. Jilei Wang, and (iii)120,000 Class A ordinary shares held by ZTO ES. Mr. Jilei Wang is the sole shareholder and the sole director of Zto Wjl Holding Limited. Mr. Wang has the power to direct the sale of those 120,000 Class A ordinary shares held by ZTO ES.

(4)         Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, and (ii) 1,001,366 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, vested from restricted share units granted to Mr. Meisong Lai, and (iii) 1,676,754 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)         Represents (i) 66,000,000 Class A ordinary shares directly held by Zto Ljf Holding Limited, a British Virgin Islands company wholly owned by Mr. Jianfa Lai and (ii) 402,842 ADSs (representing the same number of Class A ordinary shares) held by Zto Ljf Holding Limited, vested from restricted share units granted to Mr. Jianfa Lai. The registered address of Zto Ljf Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)         Represents 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited, an indirect wholly-owned special purpose subsidiary of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands. The business address of Alibaba ZT Investment Limited is, c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(7)         Represents (i) 54,000,000 Class A ordinary shares directly held by Zto Wjl Holding Limited, a British Virgin Islands company wholly owned by Mr. Jilei Wang and (ii)136,498 ADSs (representing the same number of Class A ordinary shares), vested from restricted share units granted to Mr. Jilei Wang. The registered address of Zto Wjl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2019, 362,548,302 (46.0%) of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Investor Rights Agreement with Ali ZT and Cainiao Smart

In connection with the investment by Alibaba and Cainiao, we entered into an investor rights agreement, dated as of June 12, 2018, with Alibaba ZT Investment Limited, or Ali ZT, an indirect wholly-owned special purpose subsidiary of Alibaba, Cainiao Smart Logistics Investment Limited, or Cainiao Smart, a wholly-owned subsidiary of Cainiao, and certain founding shareholders named therein. Among other things, the investor rights agreement contains the following rights of Alibaba and Cainiao, as applicable:

Right of First Offer. At any time Mr. Meisong Lai (the “Founder”), proposes to transfer securities of our company which constitutes a Change of Control (as defined in the investor rights agreement), the Founder shall first make an offer of such securities to Ali ZT and Cainiao Smart (the “Right of First Offer”). Ali ZT and Cainiao Smart may elect to exercise their Right of First Offer rights to purchase the securities, or exercise their tag-along rights to sell their securities, at the price and on the terms offered by the Founder.

Preemptive Rights. If the company proposes to issue any of its securities, Ali ZT, Cainiao Smart and certain existing shareholders of the company shall have the right to acquire a portion of such securities equal to the quotient obtained by dividing (i) the number of shares of all securities owned by such shareholder by (ii) the total number of shares of all securities issued and outstanding, or such other percentage as may mutually agreed among such shareholders following discussions with the company.

Restriction on Transfers of Company Securities. Each of Ali ZT and Cainiao Smart is prohibited from transferring its Class A Ordinary Shares prior the second anniversary of the date of the investor rights agreement, other than transfers to its affiliates, transfers to the company, transfers required by law or transfers approved by the board of directors. In addition, certain existing shareholders of the company are not permitted to transfer any securities of the company to a competitor of Alibaba without the prior written consent of Ali ZT and the Founder is not permitted to transfer any Class B Ordinary Shares beneficially owned by him without the prior written consent of Ali ZT prior to the second anniversary of the date of the investor rights agreement.

Additional Agreements. The company agrees to take all Necessary Action (as defined in the investor rights agreement), and the Founding Shareholders (as defined in the investor rights agreement) agree to take all Necessary Action to cause the company, to ensure that (i) one (1) incumbent member of the Board shall resign his or her directorship, and (ii) the vacancy so caused by such resignation shall be filled by the appointment of one (1) director who shall be designated by Ali ZT (the “Investor Director”). Ali ZT may, at its election, appoint a designated representative to serve as a non-voting observer to the Board (the “Investor Observer”) and appoint the Investor Director or Investor Observer to any committee of the board of directors, subject to compliance with independence requirements under applicable laws and listing rules.

Registration Rights Agreement with Ali ZT and Cainiao Smart

In connection with the investment by Alibaba and Cainiao, we entered into a registration rights agreement, dated as of June 12, 2018, with Ali ZT and Cainiao Smart. The registration rights agreement provides that the company shall file a registration statement prior to the second anniversary of the date of the registration rights agreement covering the resale of the Class A Ordinary Shares owned by Ali ZT and Cainiao Smart. The company will bear the registration expenses related to the preparation and filing of the registration statement. The registration rights agreement contains customary indemnification provisions.

Registration Rights Agreement with New Retail Investments

In connection with the investment by Alibaba and Cainiao, we entered into a registration rights agreement, dated as of June 28, 2018, with New Retail Strategic Opportunities Investments 2 Limited, or New Retail Investments, an indirect wholly-owned subsidiary of Alibaba. The registration rights agreement provides that the company shall file a registration statement prior to the first anniversary of the date of the registration rights agreement covering the resale of the Class A Ordinary Shares owned by New Retail Investments. New Retail Investments will bear the registration expenses related to the preparation and filing of the registration statement. The registration rights agreement contains customary indemnification provisions.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2016 Share Incentive Plan.”

Employee Share Holding Platform

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers—Employee Share Holding Platform.”

Other Transactions with Related Parties

As of December 31, 2018, certain of our employees and certain employees of Tonglu Tongze beneficially own 73.4% and 5.5% equity interest in Tonglu Tongze, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders, who do not hold equity interests in Tonglu Tongze, to exercise all their shareholder rights except dividend rights. Daily operations of Tonglu Tongze are managed by its employees. We treat it as our related party. We incurred RMB547.5 million (US$79.6 million) of transportation service fees to Tonglu Tongze and its subsidiaries in 2018. As of December 31, 2018, we had RMB45.5 million (US$6.6 million) of accounts payable due to Tonglu Tongze and its subsidiaries for transportation service.

Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred RMB90.1 million (US$13.1 million) for purchases of supplies from this company in 2018. As of December 31, 2018, we had RMB17.2 million (US$2.5 million) due to this company.

Shanghai Kuaibao Network Technology Ltd. is our equity investee. As of December 31, 2018, we had RMB6.6 million (US$1.0 million) loan due from this company.

In August, 2016, we entered into an investment agreement with ZTO Supply Chain Management Co., Ltd., or ZTO LTL, and Mr. Jianfa Lai, a director and principal shareholder of our company, to invest RMB54.0 million in cash in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of our company. In August 2017, we increased investment in ZTO LTL by RMB36.0 million to maintain our equity interest in ZTO LTL at 18%. In July 2018, we made an additional investment in ZTO LTL of US$19,000 (RMB130,150) in cash, jointly with other investors, and our equity interest in ZTO LTL decreased to 17.7%. We incurred RMB40.3 million (US$5.9 million) of transportation service fees to ZTO LTL and derived RMB11.1 million (US$1.6 million) of rental income from ZTO LTL in 2018. As of December 31, 2018, we had RMB69.5 million (US$10.1 million) of accounts due to ZTO LTL for transportation service.

ZTO Lianshang Technology Co., Ltd., or ZTO Lianshang, is our equity investee. We derived RMB12.9 million (US$1.9 million) from ZTO Liangshang in 2018 for gain on disposal of our wholly-owned subsidiary to ZTO Lianshang.

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

The Alabama Action:  On June 28, 2017, our company removed the Alabama Action to the federal District Court for the Northern District of Alabama and the Underwriter Defendants joined in the removal. On July 14, 2017, City of Birmingham Retirement and Relief System filed a Motion to Remand the Alabama Action back to state court. On August 4, 2017, our company and the Underwriter Defendants submitted a joint Motion to Change Venue, requesting the court to transfer the Alabama Action to the federal District Court for the Southern District of New York. On August 29, 2017, the court issued an order staying the proceedings of the Alabama Action pending the United States Supreme Court’s decision in Cyan, Inc. v. Beaver Cty. Employees Ret. Fund, and denying without prejudice City of Birmingham Retirement and Relief System’s Motion to Remand and our company and the Underwriter Defendants’ Motion to Change Venue.  On April 17, 2018, City of Birmingham Retirement and Relief System filed a motion to lift stay and remand the Alabama Action back to state court, which motion was granted by the court on April 18, 2018. On May 9, 2018, the plaintiff and defendants filed a joint motion to stay the Alabama Action in favor of the New York Action. The court granted that motion on August 9, 2018, and the case remains stayed.

The California Actions:  On September 15, 2017, our company removed the Guo Case and McGrath Case to the federal District Court for the Northern District of California and the Underwriter Defendants consented to the removal. Also on September 15, 2017, our company and the Underwriter Defendants filed a joint motion to transfer in the Guo Case and McGrath Case, requesting the court to transfer the two cases to the federal District Court for the Southern District of New York. On September 26, 2017, the plaintiffs filed motions to remand these two cases back to state court. On December 22, 2017, the court granted plaintiffs’ motions to remand and denied our and Underwriter Defendants’ joint motion to transfer. On February 15, 2018, our company and the Underwriter Defendants filed a joint motion to stay the Guo Case and McGrath Case in state court. On April 24, 2018, the court granted the Company and the Underwriter Defendants’ motion, and the case remains stayed.

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

On March 11, 2019, the board of directors approved a special dividend of US$0.24 per ADS for 2018, to be paid to shareholders of record as of the close of business on April 1, 2019.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our second amended and restated articles of association) of such holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Meisong Lai and his affiliates collectively own less than 10% of the issued and outstanding share capital of our company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

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

•                  persons that actually or constructively own 10% or more of our stock (by vote or value);

•                  investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current income and assets, and the market value of our ADSs, we do not expect believe we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares, will be treated as marketable stock because of their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2018, we had RMB14.4 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had approximately RMB13.0 billion of cash and cash equivalent.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2018, we received a reimbursement of US$7.3 million, after deduction of applicable U.S. taxes, from the depositary.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-213882) (the “F-1 Registration Statement”) in relation to our initial public offering, which became effective on October 26, 2016. We received net proceeds of approximately US$1.4 billion from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from October 26, 2016, the date that the Form F-1 was declared effective by the SEC, to December 31, 2018, we fully applied these net proceeds as follows:

•                  Approximately US$248.8 million to repurchase our ordinary shares;

•                  Approximately US$142.2 million to pay dividend;

•                  Approximately US$334.0 million to expand and upgrade our sorting hubs and transportation fleets;

•                  Approximately US$100.0 million to support our financing business;

•                  Approximately US$16.1 million to develop our freight forwarding business;

•                  Approximately US$19.0 million to further invest ZTO Supply Chain Management Co., Ltd.;

•                  Approximately US$9.1 million to further invest Cai Niao Smart Logistics Network Limited; and

•                  Approximately US$75.0 million to invest Zhijiang New Industries Limited, a new investment company.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2018, has also audited the effectiveness of internal control over financial reporting as of December 31, 2018.

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

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees(1)	10,300	12,500

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 21, 2017, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$300 million during the 12-month period thereafter.  As of the date of this annual report, we had purchased an aggregate of 15,625,375 ADSs for US$225.4 million on the open market under this program, at a weighted average price of US$14.42 per ADS.

On November 14, 2018, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. As of the date of this annual report, we had purchased an aggregate of 1,743,563 ADSs for US$27.6 million on the open market under this program, at a weighted average price of US$15.85 per ADS.

The following table sets forth some information about our repurchases during the periods presented.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS (US$)	© Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs
May 2017	1,881,712	14.44	1,881,712	272,829,134
June 2017	741,702	14.14	741,702	262,342,117
July 2017	79,700	14.02	79,700	261,224,914
August 2017	3,166,102	13.55	3,166,102	218,325,784
September 2017	1,371,649	13.89	1,371,649	199,275,702
October 2017	968,950	13.70	968,950	186,003,054
November 2017	—	—	—	186,003,054
December 2017	1,550,073	15.33	1,550,073	162,237,473
January 2018	—	—	—	162,237,473
February 2018	975,442	14.96	975,442	147,641,592
March 2018	2,653,571	14.90	2,653,571	108,093,010
April 2018	2,236,474	14.95	2,236,474	74,647,703
May 2018	—	—	—	74,647,703
November 2018	—	—	—	500,000,000
December 2018	1,700,000	15.85	1,700,000	473,060,261
January 2019	43,563	15.91	43,563	472,366,967
February 2019	—	—	—	472,366,967
March 2019	—	—	—	472,366,967
April 2019	—	—	—	472,366,967
Total	17,368,938	N/A	17,368,938	N/A

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
4.4

English translation of Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.5

English translation of Exclusive Call Option Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.6

English translation of Equity Pledge Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.7

English translation of Voting Rights Proxy Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.8

English translation of Irrevocable Powers of Attorney granted by the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.9

English translations of Spousal Consents granted by each of Lai Yufeng, Fu Aiyun, Chen Xinyu, Shen Linxian, Wu Yanfen and Fan Feiqun (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.10

English translation of Road Transportation Agreement between ZTO Express and Tonglu Tongze dated December 22, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.11

English translation of form of Cooperation Agreement between ZTO Express and direct network partners of the Registrant (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.12

Share Purchase and Subscription Agreement by and among the Registrant, Onyx Gem Investment Holdings Limited, Hillhouse ZT Holdings Limited, Standard Chartered Private Equity (Mauritius) III Limited, Gopher China S.O. Project Limited and other parties thereto dated May 21, 2015 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.13

Share Subscription Agreement by and between the Registrant and Zto Es Holding Limited dated June 28, 2016 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.14

Share Purchase Agreement among ZTO Express (Cayman) Inc., Taobao China Holding Limited, Cainiao Smart Logistics Investment Limited, New Retail Strategic Opportunities Investments 2 Limited and Rising Auspicious Limited, dated May 29, 2018 (incorporated by reference to Exhibit 99.2 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018).

4.15

Investor Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited, dated June 12, 2018 (incorporated by reference to Exhibit 99.4 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018).

4.16

Registration Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited, dated June 12, 2018 (incorporated by reference to Exhibit 99.5 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018).

4.17*	Registration Rights Agreement between ZTO Express (Cayman) Inc. and New Retail Strategic Opportunities Investments 2 Limited, dated June 28, 2018
8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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
Date: April 16, 2019

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018 and the related notes and related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2019, expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 16, 2019

We have served as the Group’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Group”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Group and our report dated April 16, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 16, 2019

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2017	2018
		RMB	RMB	US$
				(Note 2)

ASSETS
Current assets:
Cash and cash equivalents		5,425,024	4,622,554	672,323
Restricted cash		348,710	400	58
Accounts receivable, net of allowance for doubtful accounts of RMB13,798 and RMB13,996 at December 31, 2017 and 2018, respectively		287,835	596,995	86,829
Financing receivables, net of allowance for doubtful accounts of nil and RMB4,139 at December 31, 2017 and 2018, respectively		64,030	517,983	75,339
Short-term investment		5,224,559	13,599,852	1,978,017
Inventories		34,231	43,813	6,372
Advances to suppliers		263,574	337,874	49,142
Prepayments and other current assets	4	719,983	1,507,996	219,329
Amounts due from related parties	17	9,900	6,600	960
Total current assets		12,377,846	21,234,067	3,088,369
Investments in equity investees	9	610,160	2,207,410	321,054
Property and equipment, net	5	6,473,010	9,035,704	1,314,190
Land use rights, net	6	1,602,908	1,969,176	286,405
Intangible assets, net	7	60,424	54,227	7,887
Goodwill	8	4,241,541	4,241,541	616,907
Deferred tax assets	13	152,763	318,063	46,260
Other non-current assets		308,986	622,669	90,563
TOTAL ASSETS		25,827,638	39,682,857	5,771,635

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

LIABILITIES, AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowing	10	250,000	—	—
Accounts payable		889,139	1,311,807	190,794
Advances from customers		258,965	436,710	63,517
Income tax payable		221,926	405,683	59,004
Amounts due to related parties	17	114,913	132,216	19,230
Acquisition consideration payable	3	130,004	19,581	2,848
Dividends payable		—	1,699	247
Other current liabilities	11	2,281,067	2,833,769	412,157
Total current liabilities		4,146,014	5,141,465	747,797
Deferred tax liabilities	13	157,320	157,940	22,971
Acquisition consideration payable	3	22,942	22,942	3,337
Other non-current liabilities		60,045	90,961	13,231
TOTAL LIABILITIES		4,386,321	5,413,308	787,336
Commitments and contingencies (Note 18)
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 ordinary shares authorized as of December 31, 2017 and 2018; 525,306,440 Class A ordinary shares issued and 504,704,716 Class A ordinary shares outstanding as of December 31, 2017; 605,167,551 Class A ordinary shares issued and 579,363,859 Class A ordinary shares outstanding as of December 31, 2018; 206,100,000 Class B ordinary shares issued and outstanding as of December 31, 2017 and 2018)	15	471	523	76
Additional paid-in capital		15,975,979	24,137,681	3,510,680
Treasury shares, at cost		(914,611)	(1,545,077)	(224,722)
Retained earnings		6,669,370	11,052,395	1,607,504
Accumulated other comprehensive income/(loss)		(295,896)	571,716	83,153
ZTO Express (Cayman) Inc. shareholders’ equity		21,435,313	34,217,238	4,976,691
Noncontrolling interests		6,004	52,311	7,608
Total Equity		21,441,317	34,269,549	4,984,299
TOTAL LIABILITIES AND EQUITY		25,827,638	39,682,857	5,771,635

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2016	2017	2018
		RMB	RMB	RMB	US$
					(Note 2)

Revenues		9,788,768	13,060,073	17,604,451	2,560,461
Cost of revenues (including related party cost of revenues of RMB954,861, RMB887,900 and RMB677,831 for the years ended December 31, 2016, 2017 and 2018, respectively)		(6,345,899)	(8,714,489)	(12,239,568)	(1,780,171)
Gross profit		3,442,869	4,345,584	5,364,883	780,290
Operating income (expenses)
Selling, general and administrative		(705,995)	(780,517)	(1,210,717)	(176,091)
Other operating income, net		32,104	183,368	178,057	25,897
Total operating expenses		(673,891)	(597,149)	(1,032,660)	(150,194)
Income from operations		2,768,978	3,748,435	4,332,223	630,096
Other income (expenses)
Interest income		44,791	166,325	401,162	58,347
Interest expense		(12,986)	(15,668)	(780)	(113)
Gain on deemed disposal of equity method investments	3	9,551	—	—	—
Gain on disposal of equity investees and subsidiary	9	—	—	562,637	81,832
Impairment of investment in equity investee		—	(30,000)	—	—
Foreign currency exchange gain/(loss)		9,977	(48,149)	41,189	5,991
Income before income tax and share of profit/(loss) in equity method investments		2,820,311	3,820,943	5,336,431	776,153
Income tax expense	13	(731,987)	(646,361)	(929,133)	(135,137)
Share of loss in equity method investments, net of tax of nil		(36,721)	(15,682)	(19,386)	(2,820)
Net income		2,051,603	3,158,900	4,387,912	638,196
Net loss/(income)attributable to noncontrolling interests		2,252	763	(4,887)	(711)
Net income attributable to ZTO Express (Cayman) Inc.		2,053,855	3,159,663	4,383,025	637,485
Change in redemption value of convertible redeemable preferred shares	20	(133,568)	—	—	—
Net income attributable to ordinary shareholders		1,920,287	3,159,663	4,383,025	637,485
Net earnings per share attributable to ordinary shareholders:	16
Basic		2.91	4.41	5.83	0.85
Diluted		2.91	4.40	5.82	0.85
Weighted average shares used in calculating net earnings per ordinary share:
Basic		634,581,307	717,138,526	751,814,077	751,814,077
Diluted		634,581,307	717,599,562	752,672,956	752,672,956
Net income		2,051,603	3,158,900	4,387,912	638,196
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		308,398	(590,545)	867,612	126,189
Comprehensive income		2,360,001	2,568,355	5,255,524	764,385
Comprehensive income/(loss) attributable to noncontrolling interests		2,252	763	(4,887)	(711)
Comprehensive income attributable to ZTO Express (Cayman) Inc.		2,362,253	2,569,118	5,250,637	763,674

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2016	600,000,000	390	4,281,321	1,589,420	(13,749)	5,857,382	11,984	5,869,366
Net income (loss)	—	—	—	2,053,855	—	2,053,855	(2,252)	2,051,603
Foreign currency translation adjustments	—	—	—	—	308,398	308,398	—	308,398
Ordinary shares consideration for business acquisitions	13,826,522	9	30,057	—	—	30,066	—	30,066
Conversion of redeemable and contingently convertible share units	3,504,000	2	236,179	—	—	236,181	—	236,181
Ordinary shares issued for share based compensation	1,054,164	1	71,018	—	—	71,019	—	71,019
Share based compensation related options	—	—	502	—	—	502	—	502
Additional capital contribution from shareholder	—	—	11,789	—	—	11,789	—	11,789
Capital contribution from noncontrolling interest shareholder	—	—	4,000	—	—	4,000	6,000	10,000
Acquisition of noncontrolling interest of the Group’s subsidiaries	—	—	11,139	—	—	11,139	(10,018)	1,121
Change in redemption value of convertible redeemable preferred shares	—	—	—	(133,568)	—	(133,568)	—	(133,568)
Conversion of preferred shares into Class A ordinary shares upon IPO	30,079,918	20	2,110,403	—	—	2,110,423	—	2,110,423
Issuance of ordinary shares for initial public offering (“IPO”), net of issuance cost of RMB339,355	72,100,000	49	9,183,798	—	—	9,183,847	—	9,183,847
Balance at December 31, 2016	720,564,604	471	15,940,206	3,509,707	294,649	19,745,033	5,714	19,750,747

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2016	720,564,604	471	15,940,206	—	3,509,707	294,649	19,745,033	5,714	19,750,747
Net income (loss)	—	—	—	—	3,159,663	—	3,159,663	(763)	3,158,900
Foreign currency translation adjustments	—	—	—	—	—	(590,545)	(590,545)	—	(590,545)
Share based compensation	—	—	40,725	—	—	—	40,725	—	40,725
Repurchase of ordinary shares	(9,759,888)	—	—	(914,611)	—	—	(914,611)	—	(914,611)
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	—	1,000	1,000
Acquisition of noncontrolling interest of the Group’s subsidiaries	—	—	(4,952)	—	—	—	(4,952)	53	(4,899)
Balance at December 31, 2017	710,804,716	471	15,975,979	(914,611)	6,669,370	(295,896)	21,435,313	6,004	21,441,317

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Noncontrolling interests	Total Equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2017	710,804,716	471	15,975,979	(914,611)	6,669,370	(295,896)	21,435,313	6,004	21,441,317
Net income	—	—	—	—	4,383,025	—	4,383,025	4,887	4,387,912
Foreign currency translation adjustments	—	—	—	—	—	867,612	867,612	—	867,612
Ordinary shares issued for share based compensation	2,363,519	—	142,940	106,538	—	—	249,478	—	249,478
Repurchase of ordinary shares	(7,565,487)	—	—	(737,004)	—	—	(737,004)	—	(737,004)
Capital contribution from noncontrolling interest shareholder	—	—	23,740	—	—	—	23,740	41,420	65,160
Distribution of dividends	—	—	(896,835)	—	—	—	(896,835)	—	(896,835)
Issuance of ordinary shares	79,861,111	52	8,891,857	—	—	—	8,891,909	—	8,891,909
Balance at December 31, 2018	785,463,859	523	24,137,681	(1,545,077)	11,052,395	571,716	34,217,238	52,311	34,269,549

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)

Operating activities
Net Income	2,051,603	3,158,900	4,387,912	638,196
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	122,502	40,725	249,478	36,285
Depreciation and amortization	324,978	560,366	853,718	124,168
Loss on disposal of property and equipment	477	21,434	29,226	4,251
Allowance for doubtful accounts	2,536	10,200	9,326	1,356
Deferred income tax	(30,553)	(29,035)	(139,081)	(20,228)
Gain on deemed disposal of equity method investments	(9,551)	—	—	—
Gain on disposal of equity investees and subsidiary	—	—	(562,637)	(81,832)
Impairment of equity investees	—	30,000	—	—
Share of loss in equity method investments	36,721	15,682	19,386	2,820
Changes in operating assets and liabilities:
Accounts receivable	(141,845)	(100,231)	(309,431)	(45,005)
Financing receivables	—	(64,030)	(458,092)	(66,627)
Inventories	(18,239)	(271)	(9,582)	(1,394)
Advances to suppliers	(78,265)	(109,241)	(114,616)	(16,670)
Prepayments and other current assets	(196,581)	(339,853)	(764,223)	(111,152)
Amounts due from related parties	9,640	—	—	—
Other non-current assets	(25,223)	(31,191)	(2,094)	(305)
Accounts payable	342,223	252,716	422,668	61,475
Advances from customers	(69,141)	29,241	177,745	25,852
Amounts due to related parties	28,158	(16,512)	17,303	2,517
Income tax payable	116,378	(196,384)	175,012	25,454
Other current liabilities	106,425	338,123	412,802	60,039
Other non-current liabilities	—	60,045	9,231	1,343
Net cash provided by operating activities	2,572,243	3,630,684	4,404,051	640,543

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)

Cash flows from investing activities
Purchases of property and equipment	(1,986,094)	(2,572,242)	(3,323,822)	(483,430)
Purchases of land use rights	(703,115)	(254,497)	(657,454)	(95,623)
Repayment of amounts due from related parties	15,000	—	—	—
Cash paid for business acquisitions, net of cash received	(115,454)	—	(110,423)	(16,060)
Investments in equity investees	(315,426)	(89,055)	(1,865,309)	(271,298)
Purchases of short-term investments	—	(10,126,703)	(13,634,396)	(1,983,041)
Repayment of short-term investments	—	4,725,872	5,834,805	848,637
Cash received from disposal of equity investees and subsidiary	—	—	797,850	116,042
Cash received from disposal of land use rights	—	—	71,723	10,432
Others	20,049	22,078	14,393	2,094
Net cash used in investing activities	(3,085,040)	(8,294,547)	(12,872,633)	(1,872,247)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	—	8,891,909	1,293,275
Proceeds from capital contribution from shareholders	11,789	—	—	—
Proceeds from capital contribution from noncontrolling interest shareholder	10,000	1,000	65,160	9,477
Proceeds from short-term borrowing	551,000	550,000	—	—
Proceeds from issuance of ordinary shares through Initial Public Offerings, net of issuance cost of RMB339,355	9,183,847	—	—	—
Proceeds from issuance of ordinary shares for shared based compensation	68,400	—	—	—
Repurchase of ordinary shares	—	(857,658)	(769,811)	(111,965)
Repayment of short-term borrowing	(409,943)	(750,000)	(250,000)	(36,361)
Payment of dividends	—	—	(895,136)	(130,192)
Others	—	(4,900)	—	—
Net cash provided by/used in financing activities	9,415,093	(1,061,558)	7,042,122	1,024,234
Effect of exchange rate changes on cash, cash equivalents and restricted cash	302,097	(424,000)	275,680	40,096
Net change in cash, cash equivalents and restricted cash	9,204,393	(6,149,421)	(1,150,780)	(167,374)
Cash, cash equivalents and restricted cash at beginning of year	2,718,762	11,923,155	5,773,734	839,755
Cash, cash equivalents and restricted cash at end of year	11,923,155	5,773,734	4,622,954	672,381

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB

Cash and cash equivalents	11,287,789	5,425,024	4,622,554
Restricted cash	635,366	348,710	400
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	11,923,155	5,773,734	4,622,954

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)

Supplemental disclosure of cash flow information
Income taxes paid	646,162	871,780	893,202	129,911
Interest expense paid	12,986	15,668	780	113

Supplemental disclosure on non-cash investing and financing activities:

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

As of December 31, 2016, 2017 and 2018, payables for repurchasing the ordinary shares are nil, RMB56,953 and RMB24,146, respectively.

As of December 31, 2016, 2017 and 2018, payables for dividends are nil, nil and RMB1,699, respectively.

As of December 31, 2016, 2017 and 2018, payables for equity investment are RMB5,000, RMB35,000 and RMB5,000, respectively.

As of December 31, 2016, 2017 and 2018, payables for purchase of property and equipment are RMB574,811, RMB710,002 and RMB973,620, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Consolidation of Variable Interest Entities

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. To provide the Group effective control over its variable interest entity, ZTO Express Co., Ltd. (“ZTO Express”) and receive substantially all of the economic benefits of ZTO Express, the Company’s wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. (“Shanghai Zhongtongji Network”) entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)                     Principles of consolidation(continued)

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

•                  discontinuing or placing restrictions or onerous conditions on the Group's operation through any transactions between the Group's PRC subsidiaries and consolidated affiliated entities;

•                  imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;

•                  requiring the Group to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or

•                  restricting or prohibiting the Group’s use of the proceeds of its initial public offering to finance its business and operations in China.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following amounts and balances of ZTO Express and its subsidiaries (the “VIE”) were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2017	2018
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	930,829	575,605
Restricted cash	192,559	400
Accounts receivable, net	286,286	519,389
Inventories	32,571	40,480
Advances to suppliers	60,369	118,216
Prepayments and other current assets	581,825	984,004
Amounts due from related parties	9,900	6,600
Total current assets	2,094,339	2,244,694
Investments in equity investees	272,195	124,590
Property and equipment, net	3,545,635	4,541,751
Land use rights, net	1,077,385	1,085,729
Goodwill	4,157,111	4,157,111
Deferred tax assets	91,586	213,745
Other non-current assets	70,609	118,858
TOTAL ASSETS	11,308,860	12,486,478
Liabilities
Current liabilities:
Short-term bank borrowing	250,000	—
Accounts payable	774,182	1,093,822
Advances from customers	256,893	435,784
Income tax payable	110,116	16,692
Amounts due to related parties	857,665	622,298
Other current liabilities	1,625,089	2,119,810
Total current liabilities	3,873,945	4,288,406
Deferred tax liabilities	96,582	94,364
TOTAL LIABILITIES	3,970,527	4,382,770

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Total revenue	9,788,768	12,866,016	17,127,930
Net income	472,753	726,915	720,323
Net cash generated from operating activities	1,451,316	1,256,049	436,074
Net cash used in investing activities	(1,680,896)	(703,679)	(777,197)
Net cash provided by (used in) financing activities	151,056	(203,900)	(206,260)
Net increase (decrease) in cash and cash equivalents	(78,524)	348,470	(547,383)
Cash and cash equivalents and restricted cash at beginning of year	853,442	774,918	1,123,388
Cash and cash equivalents and restricted cash at end of year	774,918	1,123,388	576,005

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The VIE contributed 100%, 98.5% and 97.3% of the Group’s consolidated revenues for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIE accounted for an aggregate of 44% and 31%, respectively, of the consolidated total assets, and 91% and 81%, respectively, of the consolidated total liabilities. Total assets not associated with the VIE mainly consisted of cash and cash equivalents, short-term investment and property and equipment.

The VIE pays transportation fees and service fees pursuant to the Exclusive Consulting and Services Agreements to Shanghai Zhongtongji Network (the “WFOE”) based on the VIE’s operating results and WFOE’s operating cost of sorting hubs and the Group’s owned fleet. The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. Group has historically presented net income of VIE before deductions of inter-company transportation fees and service fees charged by WOFE, which amounted to RMB4,145,150 and RMB5,982,432 for the year ended December 31, 2016 and 2017. The Group started to present net income of VIE after deduction of inter-company transportation fees and service fees charged by WOFE for the year ended December 31, 2018 with prior year disclosure revised for consistent presentation. The inter-company transportation fees and service fees charged by WOFE is RMB7,776,622 for the year ended December 31, 2018.

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

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

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

The Group held variable interests in Tonglu in the form of a waiver of management fees and an outstanding loan receivable of RMB15 million as of December 31, 2015 that was repaid in full in 2016. As of December 31, 2018, the Group has no exposure to loss included in the Group’s consolidated balance sheets as a result of the Group’s variable interest in Tonglu.

The Group had transactions with Tonglu for the years ended December 31, 2016, 2017 and 2018 and amounts due to Tonglu as of December 31, 2017 and 2018 for transportation service received from Tonglu, in connection with a contractual arrangement and considered by management to be on terms that are commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 17 (a) and (b).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group has stock unit awards payable that was required to be measured at fair value on a recurring basis at the end of each reporting period prior to June 28, 2016. Change in fair value and inputs in the valuations are disclosed in Note 14.

The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, financing receivable, short-term investment, amounts due from related parties, advances to suppliers, prepayments and other current assets, short-term bank borrowing, accounts payable, advances from customers, amounts due to related parties, and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)                     Fair value (continued)

The Group measures certain assets, including the equity method investments, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the carry amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2016, 2017 and 2018, the Group recognized impairment of investment in equity investees in the amount of nil, RMB30,000 and nil, respectively.

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

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Operations and Comprehensive Income.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

(f)                        Convenience translation

The Group’s business is primarily conducted in China and almost all of the Group’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2018 were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

For investments classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than- temporary in accordance with the Company’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. No impairment losses in relation to its short-term investments were recorded for the year ended 2017 and 2018.

The Group recorded the interest income of RMB74,127 and RMB307,084 from the short-term investments in the consolidated statements of comprehensive income for the year ended December 31, 2017 and 2018, respectively.

(j)                        Financing receivables

The Group started to provide financing services to certain of its network partner in 2017 with credit term mainly ranging from 3 months to one year. Such amounts are recorded at the outstanding principal amount less allowance for doubtful accounts and include accrued interest receivable as of the balance sheet date. Allowance for doubtful accounts relating to financing receivables represents the Group’s best estimate of the losses inherent in the outstanding portfolio of financing receivables. Nil and RMB 4,139 for doubtful accounts relating to financing receivables was recorded for the year ended December 31, 2017 and 2018, respectively. Interest revenue generated from the financing receivable are immaterial for the periods presented.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(m)                  Investments in equity investees

Investments in equity investees of the Group are comprised of investments in privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of profits and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities. The Group continually reviews investments in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investment is written down to fair value.

Prior to January 1, 2018, for equity investment over which the Group does not have significant influence or control, the cost method of accounting was used. Effective from January 1, 2018, upon adoption of ASC 321, the Company elected to measure the investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. There was no impairment or observable changes in price recorded during 2018 related to the Company’s equity investments without readily determinable fair values.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)                     Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

(o)                     Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in the Group’s acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise dictate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Group performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, the Company proceeds to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for the Group’s reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations mainly include both internal and third-party valuations. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)                       Revenue recognition

The Group derives substantial part of its revenues from express delivery services provided to its network partners, mainly including parcel sorting and line-haul transportation. In addition, the Group directly provides express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. The Group also provides freight forwarding services to customers. Revenues generated from express delivery services and freight forwarding services, whether carried out by or arranged by ZTO generally occur over a very short period of time and are recognized over time as the Group performs the services.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount the Group expects to earn in exchange for the product.

Prior to January 1, 2018, the Group recognizes express delivery services revenue when the parcels are delivered. Effective from January 1, 2018, upon adoption of ASC 606, the Group generally recognizes revenue over time as the Group performs the services in the contract because of the continuous transfer of control to the customer. The Group adopted the requirements of ASU 606 using the modified retrospective method. The cumulative adjustment to the Group’s retained earnings as of January 1, 2018 for the cumulative effect of initially applying the new standard was less than RMB 5,000 because of the short delivery period. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Disaggregation of Revenue

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	9,369,693	95.7	12,173,690	93.2	15,400,080	2,239,850	87.5
Freight forwarding services	—	—	269,557	2.1	1,278,741	185,985	7.3
Sale of accessories	419,075	4.3	591,716	4.5	812,866	118,226	4.6
Others	—	—	25,110	0.2	112,764	16,400	0.6
Total revenues	9,788,768	100.0	13,060,073	100.0	17,604,451	2,560,461	100.0

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. GAAP. To determine the proper revenue recognition method for contracts, the Group evaluates whether single contract should be treated as containing more than one performance obligation. This evaluation requires judgment, and the decision to separate one single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. For most of the contracts, the customer contracts with us to provide distinct services within a contract, such as express delivery services. The vast majority of the contracts with customers for express delivery services include only one performance obligation, the express delivery services themselves. However, if a contract is separated into more than one performance obligation, the Group allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. The Group frequently sells standard express delivery services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling price.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)                       Revenue recognition (continued)

Satisfaction of Performance Obligations

The Group generally recognizes revenue over time as the Group performs the services in the contract because of the continuous transfer of control to the customer. The customers receive the benefit of the services as the goods are transported from one location to another. Further, if the Group was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The period of the completion of performance obligation is short. The Group has determined that the impact of this change to the statements of consolidated income is not material.

Variable Consideration

The Group provides customers with certain volume-based incentives in relation to express delivery service, which is recorded as a reduction to the revenue in the period the express delivery services are performed and earned. This causes the revenue from express delivery services to contain a variable portion called variable consideration. The Group estimates the variable consideration in the most likely amount it expects to earn. The estimation of the variable consideration to be reflected in the transaction price is based on an assessment of anticipated customer spending and all other pertinent information (historical, current and forecasted) that is reasonably available to us.

Principal vs. Agent Considerations

In ZTO’s express delivery business, the Group normally utilizes delivery outlets operated by its network partners to perform the dispatching services. The Group fulfills parcel sorting and line-haul transportation obligations. U.S. GAAP requires the Group to use a control-model approach to evaluate whether the Group performs services directly to the customers (as the principal) or arranges for services to be provided by another party (as the agent). In majority of the Group’s arrangements, the Group considers the pickup outlets to be its customers. Based on evaluation of the control model, the Group determined that it acts as a principal in providing sorting and line haul transportation services to the pickup outlets, and the Group acts as an agent for dispatching services as it arranges for such services to be provided by the delivery outlets. Therefore, the revenue recorded on net basis excludes the dispatching fee paid to delivery outlet.

The Group also directly provides express delivery services to certain enterprise customers. According to the enterprise customers contract terms, the Group has control over the dispatching service. Therefore, the Group determined that it acts as a principal for the express delivery services provided to enterprise customers rather than an agent. Therefore, the revenues to enterprise customers are recorded on gross basis which include the dispatching fees paid to the delivery outlets.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)                       Revenue recognition (continued)

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit parcels, as the Group has an unconditional right to payment only once all performance obligations have been completed (i.e., packages have been delivered), and the Group’s right to payment is not solely based on the passage of time. Contract assets are generally classified as current based on the timing of when the parcels are expected to be delivered. There are RMB 4,029 and RMB 9,196 billed and unbilled receivable in relation to in-transit parcels, which are not material and recorded in accounts receivable as of December 31, 2017 and 2018, respectively.

Contract liabilities consist of advance payments as well as deferred revenue. Advance payments represent payments received from the customers that are in relation to specific contracts and will be earned over the contract term. Deferred revenue represents the amount of consideration due from customers related to in-transit express delivery services revenues that have not yet been recognized. The Group classifies advance payments as current in nature given consideration the short delivery period. The Group classifies deferred revenue as current in nature based on the timing of when the Group expects to recognize revenue, which typically occurs within a short window after period-end.  There are RMB 10,024 and RMB 11,239 contract liability, which are not material and recorded as advances from customers as of December 31, 2017 and 2018, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(w)                   Concentration credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, other receivables and advances to suppliers and prepayments and other current assets. The Group places its cash and cash equivalents and short-term investment with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from enterprise customers. Financing receivable primarily comprise financing receivable from network partners. The Group conducts a credit evaluation of these enterprise customers and network partners. With respect to other receivables, advances to suppliers, prepayments and other current assets, the Group performs on-going credit evaluations of the financial condition of its suppliers and other vendors. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income periods should their effects be antidilutive. The Group had convertible redeemable preferred shares, which could potentially dilute basic earnings per share in the future. Diluted earnings per share are computed using the two-class method or the as-if converted method, whichever is more dilutive.

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

(y)                      Adoption of New Accounting Standards

In May 2014, the FASB issued an accounting standards update (“ASU”) that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services (“Revenue from Contracts with Customers”). The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. Effective January 1, 2018, the Group adopted the requirements of this ASU using the modified retrospective method. See note 2(r) for required disclosures pertaining to the new ASU.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments”, to improve the recognition and measurement of financial instruments. The Group adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on the Group’s consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)                      Adoption of New Accounting Standards(continued)

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

In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation”, to provide clarity and reduce complexity on when to apply modification accounting to existing share-based payment awards. The guidance was applied prospectively. The Group adopted this standard in the year ended December 31, 2018. This accounting standards update does not have a material impact on its consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(z)                       Accounting Standards Issued But Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with terms beyond twelve months. The new standard also requires enhanced disclosures that will provided more transparency and information to financial statement users about the Group’s lease portfolio. For finance leases, lessees will continue to recognize interest expense on the lease liability using the effective yield method, while the right-of-use asset will be amortized on a straight-line basis. For operating leases, expense will be recognized on a straight-line basis, consistent with the previous standard.

The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and will not restate comparative periods. The Group are substantially complete with the implementation plan. The Group plan to elect the transition package of three practical expedients permitted within the standard. In accordance with the package of practical expedients, the Group will not reassess initial direct costs, lease classification, or whether the Group’s contracts contain or are leases. The Group also made an accounting policy election to not recognize right-of-use assets and liabilities for leases with a term of 12 months or less, unless the leases include options to renew or purchase the underlying asset that are reasonably certain to be exercised.

Based on the lease portfolio as of December 31, 2018, The Group plans to recognize an operating lease liability and related right-of-use asset on the Group’s balance sheet of approximately RMB811 million and RMB838 million, respectively. The Group do not anticipate material changes to income statement or statement of cash flows.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326)”. The pronouncement changes the impairment model for most financial assets, and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. In November 2018, this was further updated with the issuance of ASU 2018-19, which excludes operating leases from the scope. The Group does not expect a material impact to its consolidated financial statement upon adoption of this accounting standards updates.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other”, to simplify the accounting for goodwill impairment. The update removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard will be effective in the first quarter of 2020, but early adoption is permitted. The Group is currently evaluating this update to determine the full impact of its adoption but does not expect this accounting standards update to have a material impact on its consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

2017 Acquisition

In October 2017, the Group acquired the core business of the China Oriental Express Co., Ltd. and its subsidiaries (the “COE Business”), a freight forwarding services provider in Hong Kong and Shenzhen, for cash consideration of HK$180,000 (approximate to RMB152,946). As a result of the acquisition, the Group recognized fixed assets of RMB17,123, intangible assets of RMB61,973, representing customer relations of the COE Business, and goodwill of RMB84,430. The unpaid balance in relation to the acquisition of COE Business was RMB 42,523 as of December 31, 2018 and has been recorded in acquisition consideration payable. The acquisition was not material to the consolidated financial statements for the year ended December 31, 2017, as such pro forma results of operations are not presented.

4. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Input value added tax (“VAT”)	489,700	927,645
Prepaid expenses	63,780	109,702
Accrued interest income	40,447	185,555
Deposits	16,749	28,098
Others	109,307	256,996
Total	719,983	1,507,996

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

5. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Buildings	2,697,230	3,586,898
Machinery and equipment	1,299,553	2,475,795
Leasehold improvements	262,419	344,786
Vehicles	1,545,786	2,319,342
Furniture, office and electric equipment	207,953	309,214
Construction in progress	1,434,699	1,711,971
Total	7,447,640	10,748,006
Accumulated depreciation	(974,630)	(1,712,302)
Property and equipment, net	6,473,010	9,035,704

Depreciation expenses were RMB301,668, RMB522,853 and RMB809,005 for the years ended December 31, 2016, 2017 and 2018, respectively.

As at December 31, 2017 and 2018, the title certificates for certain buildings of the Group with an aggregate net book value of approximately RMB1,425,167 and RMB2,040,167, respectively, had not been obtained.

6. Land use rights, net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less.

	As of December 31,
	2017	2018
	RMB	RMB

Cost	1,688,966	2,093,750
Less: Accumulated amortization	(86,058)	(124,574)
Land use rights, net	1,602,908	1,969,176

Amortization expenses for land use rights were RMB23,310, RMB35,964 and RMB38,516 for the years ended December 31, 2016, 2017 and 2018, respectively.

As at December 31, 2017 and 2018, the title certificates for certain land use right of the Group with carrying value of approximately RMB36,998 and RMB114,807, respectively, has not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

7. Intangible assets, net

	As of December 31,
	2017	2018
	RMB	RMB

Customer relationships	61,973	61,973
Less: accumulated amortization	(1,549)	(7,746)
Customer relationships, net	60,424	54,227

Amortization expenses for customer relationships acquired through business combination of COE Business were nil, RMB1,549 and RMB6,197 for the years ended December 31, 2016, 2017 and 2018, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Years ending December 31,
RMB

2019	6,197
2020	6,197
2021	6,197
2022	6,197
2023	6,197
2024 and after	23,242
Total	54,227

8. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 were as follows:

Amount
RMB

Balance at January 1, 2017	4,157,111
Increase in goodwill related to acquisition of COE Business	84,430
Balance at December 31, 2017 and 2018	4,241,541

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

9. Investments in equity investees

The Group’s investments in equity investees comprise the following:

	As of December 31,
	2017	2018
	RMB	RMB

Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”)(1)	76,014	194,235
Feng Wang Investment Co., Ltd. (“Feng Wang”) (2)	51,419	52,238
Shanghai CRRC Green City Logistics Co., Ltd. (“CRRC”) (3)	30,000	27,999
Others	22,328	36,225
Total investments accounted for under the equity method	179,761	310,697
Investments accounted for equity investments without readily determinable fair values:
Cai Niao Smart Logistics Network Limited (“Cai Niao”) (4)	212,063	224,097
Shenzhen Feng Chao Technology Ltd. (“Feng Chao”) (5)	149,230	—
Wheat Commune Group Inc. (“Wheat Commune) (6)	48,228	47,552
Zhejiang Yizhan Network Technology Co., Ltd. (“Cainiao Post”) (7)	—	1,075,000
Zhijiang New Industries Limited (“ZJ New Industries”) (8)	—	500,000
Globaltime Inc.	—	22,345
Others	20,878	27,719
Total investments accounted for equity investments without readily determinable fair values	430,399	1,896,713
Total investments in equity investees	610,160	2,207,410

(1)                     ZTO LTL

On August 22, 2016, the Group has entered into an investment agreement with ZTO LTL and Mr. Jianfa Lai to invest cash of RMB54,000 in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of the Group. Owing to the shareholders’ structure of ZTO LTL, the Group has significant influence on ZTO LTL’s significant operating activities. Therefore, the investment is accounted for using the equity method. In August 2017, the Group increased investment in ZTO LTL by RMB36,000 to maintain its equity shares in ZTO LTL at 18%. In 2018, ZTO LTL went through a restructuring and as a result, became a wholly owned subsidiary of ZTO Freight (Cayman) Inc. (“ZTO Freight”), a newly established Cayman company by shareholders of ZTO LTL. The Group holds 18% equity in ZTO Freight after the restructuring. The Group contributed additional investment in ZTO Freight by USD19,000 (approximate to RMB130,150)and its equity interest decreased to 17.7% due to the additional capital contributions from other shareholders in 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

9. Investments in equity investees (Continued)

(4)                     Cai Niao

In May 2013, the Group entered into an investment agreement with several e-Commerce firms, investment corporations and delivery companies, to launch a new company named Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across PRC. The Group invested RMB50,000 in Cai Niao, and held 1% of its equity interests. In March 2016, the Group subscribed for an additional 30,000,000 ordinary shares for consideration of USD15,473 (approximate to RMB100,285) pursuant to the share subscription agreement dated as of March 11, 2016 during the new round of financing by Cai Niao. The additional subscription did not change the percentage of equity interest the Group held in Cai Niao. In October 2017, the Group subscribed for an additional 12,000,000 ordinary shares at the consideration of USD9,056 (approximate to RMB59,668) pursuant to the share subscription agreement dated October 17, 2017 during another round of financing by Cai Niao. After this contribution, the Group still maintained 1% of equity interest of Cai Niao.

(5)                     Feng Chao

In June 2015, the Group entered into a subscription and contribution agreement with three other express delivery companies in PRC, to establish a new company named Feng Chao, which focuses on optimizing the delivery process, for example, by creating storage lockers for deliveries, innovating on the “last mile” delivery of express parcels. The capital contribution by the Group was RMB100,000 in cash, representing 20% of the equity interest of Feng Chao. The Group has one board seat out of five of Feng Chao, and has significant influence on Feng Chao’s significant operating activities. Therefore, the investment is accounted for using the equity method. In May 2016, the Group entered into the capital increase agreement with Feng Chao, to increase its investment by RMB100,000 to maintain its equity shares in Feng Chao at 20%, which was closed in August 2016. In July 2016, to coordinate with the Feng Chao’s employee incentive plan, all the investors of Feng Chao have agreed to transfer totally 5% of equity interests of Feng Chao to the employee share holding platform. As a result, the Group agreed to sell 1% of its equity interests in Feng Chao with the consideration of RMB2,500. In November 2016, the Group quit the board seat of Feng Chao, and no longer has significant influence on Feng Chao’s significant operating activities. Thereafter, the Group accounts for this investment equity investments without readily determinable fair values . In January 2017, the Group’s equity interest to Feng Chao decreased to 10.4% due to the additional capital contributions from other shareholders of Feng Chao. In May 2018, the Group disposed its share of Feng Chao for cash consideration of RMB697,850 and recognized gain on disposal of equity investee of RMB548,620.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

9. Investments in equity investees (Continued)

(7)                     Cainiao Post

In May 2018, the Group entered into a subscription and contribution agreement with four other leading express delivery companies in PRC, to obtain 15% equity interest in Cainiao Post, Cainiao’s network of last-mile delivery stations, in amount of RMB1,075,000. The Group has no significant influence on Cainiao Post’s significant operating activities. Therefore, the investment is accounted for equity investments without readily determinable fair values.

(8)                     ZJ New Industries

In October 2018, the Group entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries to obtain 2% equity interest in ZJ New Industries. The capital contribution made by the Group was RMB500,000 as of December 31, 2018. The Group has no significant influence on ZJ New Industries. Therefore, the investment is accounted for equity investments without readily determinable fair values.

10. Short-term bank borrowing

Short-term bank borrowing consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB

PRC domestic commercial banks	250,000	—
	250,000	—

On January 13, 2017, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB100,000 with a commercial bank in the PRC at a fixed interest rate of 3.828% per annum. The Group fully repaid this borrowing in January 2018.

On January 23, 2017, a PRC subsidiary of the Group entered into a short-term borrowing agreement of RMB150,000 with a commercial bank in the PRC at a fixed interest rate of 3.915% per annum, collateralized by the letter of guarantee issued from the Group’s designated bank accounts by RMB156,151 for this short-term borrowing. The Group fully repaid this borrowing in January 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

11. Other current liabilities

Other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Payables related to property and equipment	710,002	973,620
Deposits from network partners(1)	645,923	741,914
Salary and welfare payable	576,581	643,129
Payables related to land use rights	67,644	7,644
Payables for repurchasing ordinary shares	56,953	24,146
Payables for equity investment	35,000	5,000
Construction deposits	20,360	27,362
Others	168,604	410,954
Total	2,281,067	2,833,769

(1)                     Amount primarily represents the dispatching fee deposits collected from the pickup outlets operated by network partners, which is refunded when the parcel is delivered to the recipients.

12. Noncontrolling Interest

Below are the changes in the Group’s ownership in its subsidiary on the Group’s equity.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB

Net income attributable to ZTO Express (Cayman) Inc.	2,053,855	3,159,663	4,383,025
Transfers from (to) noncontrolling interest
Increase in ZTO’s paid in capital for capital contribution from noncontrolling interest shareholder	4,000	—	23,740
Increase (decrease) in ZTO’s paid in capital for purchase shares of the Group’s subsidiaries	11,139	(4,952)	—
Net transfers from (to) noncontrolling interest	15,139	(4,952)	23,740
Change from net income attribute to ZTO and transfers from (to) noncontrolling interest	2,068,994	3,154,711	4,406,765

In 2018, a third-party investor made a capital contribution to one of the Group’s subsidiary. As a result, additional paid-in capital and the value of the noncontrolling interests increased.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

13. Income tax

Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in British Virgin Island are not subject to tax.

The Group’s subsidiary in the U.S. is registered in the state of Oregon and is subject to U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 5%-9.9% respectively. Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

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

In 2018, 10 of the Companies’ subsidiaries, which are located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi are qualified enterprises within the Catalog of Encouraged Industries in the Western Region to have the 15% preferential income tax rate.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

13. Income tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Group’s subsidiaries are as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Current tax expenses	762,540	675,396	1,068,214
Deferred tax	(30,553)	(29,035)	(139,081)
Total	731,987	646,361	929,133

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	—	(7.67)%	(7.36)%
R&D super deduction	(0.18)%	(0.29)%	(0.61)%
Non-deductible expenses	0.72%	0.53%	1.41%
Non-taxable income	(0.09)%	—	(0.24)%
Different tax rate of subsidiary operation in other jurisdiction	0.58%	(0.63)%	(0.74)%
True up	(0.08)%	(0.02)%	(0.05)%
	25.95%	16.92%	17.41%

The effect of the tax holiday on the income (loss) per share is as follows:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB

Tax saving amount due to preferential tax rates	—	293,066	392,761
Income (loss) per share effect- basic	—	0.41	0.52
Income (loss) per share effect- diluted	—	0.41	0.52

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB	RMB

Deferred tax assets:
Accrued expense	75,858	96,786
Net loss carryforward	35,021	147,634
Financial subsidy	19,400	29,781
Depreciation for property and equipment	13,553	28,013
Unrealized gain for intragroup transaction	5,105	9,760
Provision for allowance for doubtful accounts	3,826	6,089
Total deferred tax assets	152,763	318,063

Deferred tax liabilities:
Difference in basis of land use rights	(146,740)	(148,993)
Difference in basis of intangible assets	(10,580)	(8,947)
Total deferred tax liabilities	(157,320)	(157,940)

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

13. Income tax (Continued)

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

As of December 31, 2018, the Group had tax loss carryforward in subsidiaries of RMB590,535 which will expire from 2019 to 2023.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that nonresident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2018, the Group is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Group’s PRC subsidiaries and VIE that are available for distribution was RMB6,034,204 and RMB10,019,541 as of December 31, 2017 and 2018 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Group’s subsidiaries have been provided as of December 31, 2017 and 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

13. Income tax (Continued)

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

14. Share-based compensation

Employee Share Holding Platform

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

14. Share-based compensation (Continued)

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

14. Share-based compensation (Continued)

Pursuant to a board of director resolution, on March 28, 2017, 3,945,750 Ordinary Share Units corresponding to 789,150 Company’s ordinary shares were granted to certain employees to award them for past performance at the consideration of nil. These awards are subject to vesting ratably over a period of three years. As of December 31, 2018, there was RMB23,303 of total unrecognized compensation expense related to unvested Ordinary Share Units. That cost is expected to be recognized over a weighted average period of 1.17 years. The Group recorded the share-based compensation of RMB23,303 and RMB23,303 based on the market price of ordinary shares at USD12.88 on the grant date in the consolidated statement of comprehensive income for the year ended December 31, 2017 and 2018, respectively.

On March 7, 2018, the Group granted economic rights associated with 906,949 Class A ordinary shares through its employee share holding platform to certain executive officers and employees at nil subscription consideration. These share awards vested immediately upon grant. The Group recorded the share-based compensation of RMB97,424 based on the market price at USD16.99 of ordinary shares on the grant date in the consolidated statement of comprehensive income for the year ended December 31, 2018.

A summary of changes in the ordinary share awards relating to the Share Holding Platform granted by the Group during the year ended December 31, 2018 is as follows:

	Number of ordinary shares under Incentive Platform	Weighted average grant-date fair value

Non-Vested at January 1, 2018	789,150	88.59
Granted	906,949	107.42
Vested	1,159,581	103.32
Non-Vested at December 31, 2018	536,518	88.59

Prior to the consummation of the IPO in October 2016, the fair value of Ordinary Share Units was based on the fair value of the underlying ordinary shares which was determined by using option-pricing method to allocate enterprise value to preferred and ordinary shares on a fully diluted basis. The method treats ordinary shares and preferred shares as call options on the enterprise’s value, with exercise prices on the liquidation preference of the preferred shares. Upon the completion of the IPO, the fair value of Ordinary Share Units was based on the fair value of the underlying ordinary shares which was determined by the market price of ordinary shares on the grant date.

TO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

14. Share-based compensation (Continued)

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

In September, 2016, the Board approved 2016 Share Incentive Plan (as amended and restated), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of the Company’s fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by our board of directors.

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

14. Share-based compensation (Continued)

In April 2018, the Company granted 125,000 options with exercise price of nil to certain executive. The options vested immediately and was fully exercised as of December 31, 2018. The Company has recorded share based compensation expense in selling, general and administrative expenses based on grant date fair value of options, totalled at RMB13,148, in the consolidated statement of comprehensive income for the year ended December 31, 2018.

In May 2018, the Group cancelled 300,000 share options granted in June 2016. Total unrecognized share-based compensation expense of RMB3,261 was recorded as share based compensation expense and included in selling, general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2018.

A summary of changes in the share options relating to ordinary shares granted by the Company during the year ended December 31, 2018 is as follows:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic Value of option

Outstanding at January 1, 2018	300,000	66.26	8.17 years	11,477
Granted	125,000	105.25	0 year	13,148
Exercised	125,000	105.25	0 year	13,148
Cancelled	300,000	66.26	0 year	11,477
Outstanding at December 31, 2018	—	—

Restricted share units

On March 28, 2017, the Group granted 679,645 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuit to the 2016 Share Incentive Plan. These grants are subject to vesting ratably over a period of three years from the grant date. As of December 31, 2018, there was RMB22,596 of total unrecognized compensation expense related to unvested restricted share units. That cost is expected to be recognized over a weighted-average period of 1.17 years. The Group recorded the share-based compensation of RMB16,419 and RMB21,192 based on the market price of ordinary shares at USD12.88 on the grant date in the consolidated statement of comprehensive income for the year ended December 31, 2017 and 2018, respectively.

On March 7, 2018, the Group granted 852,390 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuit to the 2016 Share Incentive Plan. These grants are vested immediately upon grant.  The Group recorded the share-based compensation of RMB91,150 based on the market price of ordinary shares at USD16.99 on the grant date in the consolidated statement of comprehensive income for the year ended December 31, 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

15. Ordinary shares

As disclosed in Note 14, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Group’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding Ordinary Share Units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 10,841,836 and 9,682,255 ordinary shares transferred to ZTO ES are considered issued but not outstanding as of December 31, 2017 and 2018, respectively.

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

Upon the IPO in October 2016, the Company issued 72,100,000 Class A ordinary shares.

On May 29, 2018, Alibaba Group Holding Limited (“Alibaba”) and its logistic arm Cainiao Network (“Cainiao”), and the Company announced a strategic agreement in which investors led by Alibaba and Cainiao invested US$1.38 billion in the Company in exchange for an approximately 10% equity stake in the company, accordingly, the Company issued 79,861,111 Class A ordinary shares. The transaction was closed by the end of June 2018.

16. Earnings per share and dividends per share

The Group has used the two-class method of computing earnings per share as its Series A convertible redeemable preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Under this method, net income applicable to holders of ordinary shares is allocated on a prorate basis to the ordinary and preferred shares to the extent that each class may share in income for the period had it been distributed. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Upon the consummation of the Company’s IPO on October 27, 2016, the convertible redeemable preferred shares were automatically converted into Class A ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

16. Earnings per share and dividends per share (Continued)

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Numerator:
Net income attributable to ZTO Express (Cayman) Inc.	2,053,855	3,159,663	4,383,025
Less:
Change in redemption value for redeemable preferred shares	(133,568)	—	—

Earnings attributable to participating securities	(71,819)	—	—
Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	1,848,468	3,159,663	4,383,025
Shares (Denominator):
Weight average ordinary shares outstanding—basic	634,581,307	717,138,526	751,814,077
Plus:
Shares for option	—	49,054	19,376
Shares for Ordinary Share Units and restricted share units	—	411,982	839,503
Weight average ordinary shares outstanding—diluted	634,581,307	717,599,562	752,672,956
Earnings per share—basic	2.91	4.41	5.83
Earnings per share—diluted	2.91	4.40	5.82

Diluted earnings per share were computed using the two-class method for the years ended December 31, 2016 as it is more dilutive than the if converted method.

10,841,836, 10,841,836 and 9,682,255 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2016, 2017 and 2018, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

17. Related party transactions

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group

Tonglu Tongze Logistics Ltd and its subsidiaries	Majority equity interests held by the employees of the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Group
Fengwang Investments Ltd.	Group’s equity investee
Heilongjiang Ruston Express Ltd.	Group’s equity investee
Shanghai Kuaibao Network Technology Ltd.	Group’s equity investee
Quanzhou Zhongtong Express Ltd	Group’s equity investee until December 2017
Suzhou Zhongtong Express Ltd.	Group’s equity investee until the Group’s acquisition of this entity in January 1, 2016
ZTO Lianshang Technology Co., Ltd.	Group’s equity investee
ZTO Supply Chain Management Co., Ltd. (1)	Group’s equity investee
Zto Es Holding Limited.	Entity controlled by Chairman of the Group

(1)         In June 2018, ZTO LTL went through a restructuring and as a result, became a wholly owned subsidiary of ZTO Freight (Cayman) Inc. (“ZTO Freight”), a newly established Cayman company by shareholders of ZTO LTL. The Group holds 18% equity in ZTO Freight after the restructuring. The Group contributed additional investment in ZTO Freight by USD19,000 (approximate to RMB130,150) and its equity interest decreased to 17.7% due to the additional capital contributions from other shareholders in 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

17. Related party transactions (Continued)

(a)                     The Group entered into the following transactions with its related parties:

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Gain on disposal of subsidiary derived from
ZTO Lianshang Technology Co., Ltd.	—	—	12,904
Rental income derived from
ZTO Supply Chain Management Co., Ltd.	—	9,436	11,103
Transportation service fees paid to
Tonglu Tongze Logistics Ltd and its subsidiaries	853,198	809,415	547,500
ZTO Supply Chain Management Co., Ltd.	12,779	35,421	40,280
Total	865,977	844,836	587,780
Purchases of supplies from
Shanghai Mingyu Barcode Technology Ltd.	88,884	43,064	90,051

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. At the time of issuance, all shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived initially until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. Pursuant to board of director resolutions, 5,158,164 of which ordinary share were granted by the Group during the year ended December 31, 2016. As of December 31, 2016, all shareholder rights associated with the remaining 10,841,836 ordinary shares were still waived. In September 2016, Mr. Meisong Lai paid RMB11,789 to the Company as additional capital contribution recorded in additional paid-in capital in its consolidated balance sheets as of December 31, 2016.

In March 2018, the Group invested in a newly established company, named ZTO Lianshang Technology, with consideration of RMB7,500 in exchange for 15% equity interest. In July 2018, the Company entered into an agreement with ZTO Lianshang Technology whereby the Company disposed of a wholly-owned subsidiary to ZTO Lianshang Technology Co., Ltd. for cash consideration of RMB10,000. The gain on disposal for the year ended December 31, 2018 amounted to RMB12,904, which has been recorded in gain on disposal of equity investees and subsidiary in the consolidated statements of comprehensive income.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

17. Related party transactions (Continued)

(b)                     The Group had the following balances with its related parties:

	As of December 31,
	2017	2018
	RMB	RMB

Amounts due to
Tonglu Tongze Logistics Ltd. and its subsidiaries	105,754	45,483
Shanghai Mingyu Barcode Technology Ltd.	2,128	17,237
ZTO Supply Chain Management Co., Ltd.	7,031	69,496
Total	114,913	132,216

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2017 and 2018, respectively.

(c)                      The Group had the following balances with its related parties:

	As of December 31,
	2017	2018
	RMB	RMB

Amounts due from
Shanghai Kuaibao Network Technology Ltd.(1)	9,900	6,600
Total	9,900	6,600

(1)                     Amounts due from related parties are loan to related parties.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

18. Commitments and contingencies

Operating Leases Commitments

The Group leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2032. During the three years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses amounting to RMB146,780, RMB195,176 and RMB 271,630, respectively.

As of December 31, 2018, minimum lease payments under all non-cancellable leases are as follows:

Years ending December 31,
RMB

2019	167,585
2020	152,779
2021	103,181
2022	85,816
2023	61,779
2024 and after	411,050
Total lease commitment	982,190

Capital Commitments

The Group’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB 930,958 as of December 31, 2018. All of these capital commitments will be fulfilled in the following years based on the construction progress.

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

19. Repurchase of ordinary share of ZTO Express

In November 2014, the Group repurchased an aggregate of 13,800,000 ordinary shares of ZTO Express from certain shareholders at RMB16.67 per share for total cash consideration of RMB230 million, which approximated fair value. Consideration of RMB46 million was not paid as of December 31, 2016, 2017 and 2018.

On May 21, 2017, the Company announced a share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of December 31, 2017, the Company has purchased an aggregate of 9,759,888 ADSs at an average purchase price of US$14.12, for total cash consideration of RMB914,611, including repurchase commissions, among which RMB56,953 was not paid as of December 31, 2017 and has been paid in January 2018.  As of December 31, 2018, the Company has purchased an aggregate of 15,625,375 ADSs at an average purchase price of US$14.42, for total cash consideration of RMB1,465,942, including repurchase commissions, which has been fully paid as of December 31, 2018, under this share repurchase program.

On November 14, 2018, the Company announced a new share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance. As of December 31, 2018, the Company has purchased an aggregate of 1,700,000 ADSs at an average purchase price of US$15.85 per ADS, for total cash consideration of RMB185,673 including repurchase commissions, among which RMB24,149 was not paid as of December 31, 2018 and has been paid in January 2019.

20. Convertible redeemable preferred shares

In 2015, the Company issued 30,079,918 shares of Series A preferred shares (“Preferred Shares”) at a per-share purchase price of about US$9.97 (equivalent to RMB64.58) for a total consideration of US$300 million (equivalent to RMB1,943 million) to a group of unrelated third-party investors. Given the nature of certain key terms of the Preferred Shares as listed below, the Company has classified the Preferred Shares as mezzanine equity. The key terms of the Preferred Shares are as follows:

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

20. Convertible redeemable preferred shares (Continued)

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

All of the preferred shares were converted to ordinary shares immediately upon the completion of the Group’s IPO on October 27, 2016.

The following is the rollforward of the carrying amounts of Preferred Share for the year ended December 31, 2016:

Balance as of January 1, 2016	1,976,855
Issuance of Preferred Shares	133,568
Change in redemption value	(2,110,423)
Balance as of December 31, 2016	—

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the shareholders (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to all shareholders on parity with each other and shall be made ratably to the holders of the outstanding Preferred Shares and Ordinary Shares, on an asconverted to Ordinary Share basis determined pursuant to an Optional Conversion as of the time of such distribution.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except for share and per share data)

21. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Group contributed RMB168,688, RMB158,389 and RMB195,101 for the years ended December 31, 2016, 2017 and 2018, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

22. Segment Information

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

Majority of the Company’s revenues for the years ended December 31, 2016, 2017 and 2018 were generated from the PRC. As of December 31, 2017 and 2018, all of the long-lived assets of the Group are located in the PRC, and no geographical segments are presented.

23. Restricted Net Assets

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

The appropriation to these reserves by the Company’s PRC entities were RMB180,976, RMB291,064 and RMB353,803 for the years ended December 31, 2016, 2017 and 2018, respectively. The accumulated reserves as of December 31, 2017 and 2018 were RMB627,239 and RMB981,042, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2018, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB9,867,680.

24. Subsequent Events

On March 11, 2019, the Group granted 1,076,532 Restricted Share Units to certain director, executive officers and employees pursuant to the 2016 Share Incentive Plan. In addition, the Group granted Ordinary Share Units with 944,577 Class A ordinary shares through its employee incentive platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant.

On March 18, 2019, the board of directors approved a special dividend of US$0.24 per ADS for 2018, to be paid to shareholders of record as of the close of business on April 1, 2019.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2017	2018
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		2,366,916	773,884	112,557
Restricted cash		156,151	—	—
Short-term investment		4,866,712	12,611,386	1,834,250
Prepayments and other current assets		40,929	172,251	25,053
Amounts due from subsidiaries		1,197,564	1,521,880	221,349
Total current assets		8,628,272	15,079,401	2,193,209
Deferred tax assets		—	27,288	3,969
Investments in subsidiaries and VIE		12,924,039	19,227,355	2,796,503
TOTAL ASSETS		21,552,311	34,334,044	4,993,681
Other current liability		56,953	25,845	3,759
Other non-current liability		60,045	90,961	13,231
Total liabilities		116,998	116,806	16,990
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 ordinary shares authorized as of December 31, 2017 and 2018; 525,306,440 Class A ordinary shares issued and 504,704,716 Class A ordinary shares outstanding as of December 31, 2017; 605,167,551 Class A ordinary shares issued and 579,363,859 Class A ordinary shares outstanding as of December 31, 2018; 206,100,000 Class B ordinary shares issued and outstanding as of December 31, 2017 and 2018)		471	523	76
Additional paid-in capital		15,975,979	24,137,681	3,510,680
Treasury shares, at cost		(914,611)	(1,545,077)	(224,722)
Retained earnings		6,669,370	11,052,395	1,607,504
Accumulated other comprehensive (loss)/gain		(295,896)	571,716	83,153
Total shareholders’ equity		21,435,313	34,217,238	4,976,691
TOTAL LIABILITIES AND EQUITY		21,552,311	34,334,044	4,993,681

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)

Operating expenses:
General and administrative	(72,921)	(59,214)	(271,378)	(39,470)
Other operating income, net	—	15,559	43,575	6,338
Total operating expenses	(72,921)	(43,655)	(227,803)	(33,132)
Interest income	8,301	120,510	317,714	46,210
Gain/(Loss) from operations	(64,620)	76,855	89,911	13,078
Income tax expense	—	(4,649)	(43,581)	(6,339)
Equity in profit of subsidiaries and VIE	2,118,475	3,087,457	4,336,695	630,746
Net income	2,053,855	3,159,663	4,383,025	637,485
Change in redemption value of convertible redeemable preferred shares	(133,568)	—	—	—
Net income attributable to ordinary shareholders	1,920,287	3,159,663	4,383,025	637,485
Net income	2,053,855	3,159,663	4,383,025	637,485
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment	308,398	(590,545)	867,612	126,189
Comprehensive income	2,362,253	2,569,118	5,250,637	763,674

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)

Cash flows from operating activities:
Net income	2,053,855	3,159,663	4,383,025	637,485
Adjustments to reconcile net income to net cash used by operating activities
Share-based compensation	61,521	40,725	249,478	36,285
Equity in profit of subsidiaries and VIE	(2,118,475)	(3,087,457)	(4,336,695)	(630,746)
Changes in operating assets and liabilities:
Prepayments and other current assets	(3,755)	(37,174)	(131,322)	(19,100)
Deferred tax assets	—	—	(27,288)	(3,969)
Other non-current liability	—	60,045	9,231	1,343
Net cash used in/provided by operating activities	(6,854)	135,802	146,429	21,298
Cash flows from investing activities:
Amounts due from subsidiaries	(774,302)	680,814	(318,064)	(46,260)
Purchases of short-term investments	—	(9,716,466)	(12,564,140)	(1,827,378)
Repayments of short-term investments	—	4,679,500	5,376,252	781,943
Investments in equity investees	(155,627)	(1,701,629)	(1,881,891)	(273,710)
Net cash used in investing activities	(929,929)	(6,057,781)	(9,387,843)	(1,365,405)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares through IPO, net of issuance cost of RMB339,355	9,183,847	—	—	—
Proceeds from issuance of ordinary shares-alibaba	—	—	8,891,909	1,293,275
Proceeds from issuance of ordinary shares for share based compensation	68,400	—	—	—
Proceeds from capital contribution from shareholders	11,789	—	—	—
Payment of dividends	—	—	(895,136)	(130,192)
Share repurchase	—	(857,658)	(769,811)	(111,965)
Net cash used in/provided by financing activities	9,264,036	(857,658)	7,226,962	1,051,118
Effect of exchange rate changes on cash, cash equivalents and restricted cash	212,632	(211,221)	265,269	38,581
Net change in cash, cash equivalents and restricted cash	8,539,885	(6,990,858)	(1,749,183)	(254,408)
Cash, cash equivalents and restricted cash, beginning of year	974,040	9,513,925	2,523,067	366,965
Cash, cash equivalents and restricted cash, end of year	9,513,925	2,523,067	773,884	112,557

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

	Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Cash and cash equivalents	9,180,661	2,366,916	773,884
Restricted cash	333,264	156,151	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	9,513,925	2,523,067	773,884

Supplemental disclosure on non-cash investing and financing activities:

As of December 31, 2016, 2017 and 2018, payables for repurchasing the ordinary shares are nil, RMB56,953 and RMB24,146, respectively.

As of December 31, 2016, 2017 and 2018, payables for dividends are nil, nil and RMB1,699, respectively.

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

2)                         The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIE” and the subsidiaries and VIE’s profit or loss as “Equity in profit/loss of subsidiaries and VIE” on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3)                         As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

4)                         Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.