Form 20-F
period 2019-12-31
ZTO Express (Cayman) Inc.
filed 2020-04-21
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………

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

Huiping Yan, Chief Financial Officer

Building One, No. 1685 Huazhi Road,
Qingpu District, Shanghai, 201708
People’s Republic of China
Phone: (86 21) 5980 4508
Email: Huiping.Yan@zto.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.0001 per share*	ZTO	New York Stock Exchange

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

As of December 31, 2019, there were 781,947,464 ordinary shares outstanding, par value $0.0001 per share, being the sum of 575,847,464 Class A ordinary shares and 206,100,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧  Yes   ◻  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻  Yes   ⌧  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧  Yes   ◻  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧  Yes   ◻  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻  Item 17  ◻  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes   ⌧  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻  Yes   ◻  No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“delivery service fees” are to service fees directly charged by our network partners from parcel senders in connection with express delivery services rendered. This amount typically includes, among other things, the network transit fees and waybill fees we charge the network partners and the last-mile delivery fees that are payable by the pickup outlet to the delivery outlet directly;
●	our “network partners” are to business partners that own and operate pickup and delivery outlets in our network and operate express delivery services under our “Zhongtong” or “ZTO” brand;
●	“network transit fees” are to fees payable by our network partners to us in connection with the services we provide to them, which mainly include parcel sorting and parcel line-haul transportation;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	our “parcel volume” in any given period are to the number of parcels collected by our network partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“unit cost per parcel” are to the sum of cost of revenues and total operating expenses of the applicable period divided by our total parcel volume during the same period;
●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;
●	“ZTO Express” are to ZTO Express Co. Ltd. or, depending on the context, ZTO Express Co. Ltd. and its subsidiaries; and
●	“ZTO,” “we,” “us,” “our company” or “our” are to ZTO Express (Cayman) Inc., its subsidiaries and its consolidated affiliated entities. Depending on the context, references to “we” and “our” may also include the network partners within our network.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the express delivery industry in China;
●	our expectations regarding demand for and market acceptance of our services;
●	our expectations regarding our relationships with network partners, direct and end customers, suppliers and our other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

ITEM 3.          KEY INFORMATION

A.         Selected Financial Data

Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019, summary consolidated balance sheet data as of December 31, 2018 and 2019 and summary consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of comprehensive income data for the years ended December 31, 2015 and 2016, the summary consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and the summary consolidated cash flow data for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	6,086,455	9,788,768	13,060,073	17,604,451	22,109,946	3,175,895
Cost of revenues	(3,998,737)	(6,345,899)	(8,714,489)	(12,239,568)	(15,488,778)	(2,224,824)
Gross profit	2,087,718	3,442,869	4,345,584	5,364,883	6,621,168	951,071
Operating income (expenses):
Selling, general and Administrative	(591,738)	(705,995)	(780,517)	(1,210,717)	(1,546,227)	(222,102)
Other operating income, net	33,249	32,104	183,368	178,057	387,890	55,717
Total operating expenses	(558,489)	(673,891)	(597,149)	(1,032,660)	(1,158,337)	(166,385)
Income from operations	1,529,229	2,768,978	3,748,435	4,332,223	5,462,831	784,686
Other income (expenses):
Interest income	15,091	44,791	166,325	401,162	585,404	84,088
Interest expense	(16,392)	(12,986)	(15,668)	(780)	—	—
Gain on deemed disposal of equity method investments	224,148	9,551	—	—	—	—
Gain/(loss) on disposal of equity investees and subsidiary	—	—	—	562,637	(2,860)	(411)
Impairment of investment in equity investee	—	—	(30,000)	—	(56,026)	(8,048)
Unrealized gain from investment in equity investee	—	—	—	—	754,468	108,373
Foreign currency exchange gain (loss)	—	9,977	(48,149)	41,189	13,301	1,911
Income before income tax and share of loss in equity method investments	1,752,076	2,820,311	3,820,943	5,336,431	6,757,118	970,599
Income tax expense	(419,999)	(731,987)	(646,361)	(929,133)	(1,078,295)	(154,887)
Share of profit (loss) in equity method investments	(459)	(36,721)	(15,682)	(19,386)	(7,556)	(1,085)
Net Income	1,331,618	2,051,603	3,158,900	4,387,912	5,671,267	814,627
Net loss/(income) attributable to noncontrolling interests	137	2,252	763	(4,887)	2,878	413
Net income attributable to ZTO Express (Cayman) Inc.	1,331,755	2,053,855	3,159,663	4,383,025	5,674,145	815,040
Change in redemption value of convertible redeemable preferred shares	(28,775)	(133,568)	—	—	—	—
Net income attributable to ordinary shareholders	1,302,980	1,920,287	3,159,663	4,383,025	5,674,145	815,040

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.15	2.91	4.41	5.83	7.24	1.04
Diluted	2.15	2.91	4.40	5.82	7.23	1.04
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	599,373,273	634,581,307	717,138,526	751,814,077	784,007,583	784,007,583
Diluted	599,373,273	634,581,307	717,599,562	752,672,956	784,331,120	784,331,120
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	(13,749)	308,398	(590,545)	867,612	104,004	14,939
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,318,006	2,362,253	2,569,118	5,250,637	5,778,149	829,979

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	2,452,359	11,287,789	5,425,024	4,622,554	5,270,204	757,017
Short-term investment	—	—	5,224,559	13,599,852	11,113,217	1,596,314
Advances to suppliers	347,680	646,666	263,574	337,874	438,272	62,954
Prepayments and other current assets	211,724	379,055	719,983	1,507,996	1,964,506	282,183
Non-current assets:
Property and equipment, net	1,752,586	4,065,562	6,473,010	9,035,704	12,470,632	1,791,294
Goodwill	4,091,219	4,157,111	4,241,541	4,241,541	4,241,541	609,259
Total assets	10,582,223	23,403,738	25,827,638	39,682,857	45,890,502	6,591,757
Liabilities, mezzanine equity and equity
Current liabilities:
Short-term bank borrowing	300,000	450,000	250,000	—	—	—
Other current liabilities	1,264,914	1,656,590	2,281,067	2,833,769	3,552,288	510,254
Total liabilities	2,736,002	3,652,991	4,386,321	5,413,308	7,487,105	1,075,455
Total liabilities, mezzanine equity and equity	10,582,223	23,403,738	25,827,638	39,682,857	45,890,502	6,591,757

	Years Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	2,133,941	2,572,243	3,630,684	4,404,051	6,304,186	905,539
Net cash used in investing activities	(1,449,746)	(3,085,040)	(8,294,547)	(12,872,633)	(3,664,213)	(526,331)
Net cash provided by/(used in) financing activities	1,869,331	9,415,093	(1,061,558)	7,042,122	(1,982,306)	(284,740)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,877	302,097	(424,000)	275,680	(3,207)	(461)
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,555,403	9,204,393	(6,149,421)	(1,150,780)	654,460	94,007
Cash, cash equivalents and restricted cash at beginning of year	163,359	2,718,762	11,923,155	5,773,734	4,622,954	664,046
Cash, cash equivalents and restricted cash at end of year	2,718,762	11,923,155	5,773,734	4,622,954	5,277,414	758,053

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

Any uncertainties relating to the growth, profitability and regulatory regime of the e-commerce industry in China could have a significant impact on us. The development of the e-commerce industry in China is affected by a number of factors, most of which are beyond our control. These factors include:

●	the growth of broadband and mobile internet penetration and usage in China;
●	the consumption power and disposable income of e-commerce consumers in China, as well as changes in demographics and consumer tastes and preferences;
●	the availability, reliability and security of e-commerce platforms;
●	the selection, price and popularity of products offered on e-commerce platforms;
●	the emergence of alternative channels or business models that better suit the needs of consumers in China;
●	the development of fulfillment, payment and other ancillary services associated with e-commerce;
●	the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers shopping experience (“New Retail”); and
●	changes in laws and regulations, as well as government policies that govern the e-commerce industry in China.

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

Although Alibaba is not our direct customer, it can significantly influence how transactions take place on its e-commerce platforms, including how purchase orders are fulfilled by indicating the preferred express delivery companies for orders placed. In order to maintain and foster our cooperation with Alibaba, we may have to accommodate the demands and requirements from various players in the Alibaba ecosystem, such as the adoption of digital waybills initiated by China Smart Logistics Network Limited, or Cainiao, a central logistics information system and solutions provider affiliated with Alibaba. Such demands and requirements may increase the cost of our business, weaken our connection with our end customers, or even be disruptive to our existing business model.

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

As of December 31, 2019, we had approximately 30,000 pickup/delivery outlets and over 4,800 direct network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers, but the interest of a network partner may not be entirely aligned with ours or with that of other network partners at all times. We enter into cooperation agreements with our direct network partners, many of which sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. We manage our business relationships with direct network partners through cooperation agreements, which provide for performance incentives along with periodic evaluations. The sub-contracting of indirect network partners is subject to our consent. However, we may not be able to manage business outcome as effectively as if we had owned these network partners or operated their business directly. Particularly, as we do not enter into agreements with our indirect network partners, we are unable to exert a significant degree of influence over them.

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

In addition, major e-commerce platforms, such as Alibaba, Pinduoduo and JD.com, may choose to build or further develop in-house delivery capabilities to serve their logistics needs and compete with us, which may significantly affect our market share and total parcel volume. Furthermore, as we diversify service offerings and further expand our customer base, we may face competition from existing or new players in those new sectors. In particular, we or our network partners may face competition from existing or new last-mile delivery service providers which may expand their service offerings to include express delivery or adopt a business model disruptive to our business and compete with our network partners for delivery personnel. Similarly, existing players in an adjacent or sub-market may choose to leverage their existing infrastructure and expand their services to serve our customers. If these players succeed in doing so, our business could be encroached on and therefore adversely affected.

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

Our daily operations rely heavily on the orderly performance of our sorting hubs and the outlets operated by our network partners. Any service disruption of the sorting hubs or the outlets due to failure in their automated facilities, under-capacity during peak parcel volume periods, force majeure events, third-party sabotage, dispute with us or any third party, employee delinquency or strike, governmental inspection of properties or governmental orders that mandate any service halt or temporary or permanent shutdown would adversely impact our business operations. For example, any ad hoc regulatory inspection by local authorities, such as environmental safety and security checks, on any of our facilities or our network partners’ service outlets may cause business disruption and delay in the processing and delivery of parcels. An outbreak of large-scale disease, such as the recent outbreak of COVID-19, may also cause business disruptions due to the emergency measures including those taken by the Chinese government, such as the temporary closure of our facilities, sorting hubs and service outlets. If we are required by governmental authorities to make changes to our facilities or relocate any of our facilities or our network partners’ service outlets, the operating costs of us and our network partners may increase as a result. In case of any service disruption by sorting hubs or outlets, parcel sorting or parcel pickup and delivery at the applicable sorting hubs or outlets may be delayed, suspended or stopped. Parcels will need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and errors in delivery. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and spread adverse effects further across our network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.

The satisfactory performance, reliability and availability of our technology system is critical to ensure high-quality customer services. We rely on Zhongtian system, our self-developed and centralized technology systems, which consists of our operational management system, our network management system, our settlement system, our finance system and other systems and mobile apps connecting our network partners to efficiently operate our network. These integrated systems support the smooth performance of certain key functions of our business, such as order tracking, fleet dispatching and management, route planning, and fee settlement. In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrades to our technology systems and to introduce innovative additions to meet changing operational needs. While continuing to invest in information technology and equipment to enhance operational efficiency and reliability is part of our growth strategies, our historical spending on technology has been low compared to certain major global logistics companies. Such level of expenditure may not be sufficient to fully support our expanding business needs. Failure to maintain sufficient spending on technology systems could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive. Any problem with the functionality and effectiveness of our systems could result in unanticipated system disruptions, slower response time, impaired user experiences, delay or inaccurate reporting in operating and financial information.

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

We engage outsourcing firms who send large numbers of their employees to work at our network facilities. As of December 31, 2019, 40,893 outsourced personnel were active in our operations. We enter into agreements with the outsourcing firms and do not have any contractual relationship with these outsourced workers. Since these outsourced personnel are not directly employed by us, our control over them is relatively limited as compared to our own employees. If any outsourced personnel fail to operate in accordance with instructions, policies and business guidelines set forth outsourcing firms based on our requirements, our market reputation, brand image and results of operations could be materially and adversely affected.

Our agreements with the outsourcing firms provide that we are not liable to the outsourced personnel if the outsourcing firms fail to fulfill their contractual duties to these personnel. However, if the outsourcing firms violate any relevant requirements under the applicable PRC labor laws, regulations or their employment agreements with the personnel, such personnel file may claim against us as they provide their services at our network facilities. As a result, we may incur legal liability, and our market reputation, brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

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

The delivery of parcels also involves inherent risks. We constantly have a large number of vehicles and personnel in transportation and are therefore subject to risks associated with transportation safety, and the insurance maintained by us may not fully cover the damages caused by transportation related injuries or loss. From time to time, our vehicles and personnel may be involved in transportation accidents, and the parcels carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise from the direct interactions between pickup and delivery personnel with parcel senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

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

We outsource part of our line-haul transportation needs to Tonglu Tongze Logistics Ltd., or Tonglu Tongze, which is a transportation operator that works exclusively for ZTO. Tonglu Tongze had a fleet of about 900 trucks as of December 31, 2019. In 2017, 2018 and 2019, we incurred RMB809.4 million, RMB547.5 million and RMB479.1 million (US$68.8 million), respectively, of transportation service fees to Tonglu Tongze and its subsidiaries and had RMB105.8 million, RMB45.5 million and RMB20.7 million (US$3.0 million) of accounts payable due as of December 31, 2017, 2018 and 2019, respectively. Certain of our employees and certain employees of Tonglu Tongze beneficially owned 71.5% and 5.8% equity interest in Tonglu Tongze as of December 31, 2019, respectively. Therefore, we treat Tonglu Tongze as our related party and we expect to continue to rely on its services. Given the material level of Tonglu Tongze’s continued service to us, we may face a number of risks and uncertainties and there is no assurance that (i) their service will continue to be available to us on an exclusive basis or at all, (ii) their service quality will remain stable and not materially deteriorate, (iii) they will not unilaterally increase their service pricing, (iv) there will not be any wrongdoing or misconduct by their employees or by itself or (v) we can continue to maintain good relationship with Tonglu Tongze. Any decline in their quality of services or deterioration in their relationship with us may adversely affect our overall business and results of operations.

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

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, took effect on May 1, 2018 and were amended on March 2, 2019, we are subject to a revised set of requirements in operating our express delivery business, including but not limit to: (i) we are required to file records with the local post administrations for opening express delivery terminal outlets; (ii) in case we intend to suspend operating express delivery services, we shall make public announcement, submit a written notice to the postal administrative departments, return the Courier Service Operation Permit and make proper arrangement on undelivered express parcels; (iii) we shall not sell, reveal or illegally provide any information of client and we shall take remedial measures and report to the local post administrations in case the information of client is revealed or may be revealed; (iv) we shall verify the identity of senders and register their identity information when receiving express parcels and shall not receive their express parcels where senders refuse to furnish identity information or furnish false identity information; (v) clients may claim compensation from us for any delay, missing, damage or shortage of express parcels handled by our network partners, since they use our trademark, corporate name and express waybill. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this regulation. We cannot assure that we will be compliant with all of the regulations, and we may be required to rectify, or otherwise be subject to fines, suspension of business for remediation or revocation of Courier Service Operation Permit.

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the PRC Ministry of Transport, which took effect on September 21, 2016, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. The operation of our truck fleet is subject to this regulation.

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

Pursuant to the E-commerce Law of the People’s Republic of China promulgated by Standing Committee of the National People’s Congress, which took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to, (i) in providing express logistics services for e-commerce activities, the providers thereof shall abide by laws and administrative regulations, and comply with the service standards and time limits they have promised; (ii) while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such express logistics service providers shall obtain the consent of consignees, and are further required not only to examine the postal articles in the presence of senders so as to inspect whether the postal articles are prohibited or restricted from express delivery but also to remind consignees to examine the commodities immediately on the spot; and (iii) express logistics service providers are required to use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this law. We cannot assure that we will be compliant with all of the requirements, and we may be required to rectify. In order to adapt to the evolving e-commerce industry, which could have a significant impact on us, we may need to develop or upgrade existing business model. If our efforts to comply with laws and regulations concerning e-commerce business are unsuccessful, our business, financial condition and results of operation may be materially and adversely affected.

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

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For instance, Law of E-commerce promulgated by Standing Committee of the National People’s Congress, which took effect on January 1, 2019, establishes additional standards in the express delivery industry. The Foreign Investment Law, which was promulgated on March 15, 2019 and came into force on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. Further, the State Council also promulgated the Interim Regulations on Express Delivery on March 2, 2018. The interim regulations, which took effect on May 1, 2018 and were amended on March 2, 2019, stipulate additional requirements and filing procedures for courier service operator in operating new express delivery terminal outlets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

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

Since our inception, our corporate culture has been defined by our mission, vision and values, and we believe that our culture has been critical to our success. In particular, our corporate culture has helped us serve our customers, attract, retain and motivate employees and network partners, and create value for our shareholders. We face a number of challenges that may affect our ability to maintain our corporate culture, including:

●	failure to identify and promote people to leadership positions in our organization who share our culture, values and mission;
●	the increasing number and geographic diversity of our network partners;
●	competitive pressures to move in directions that may divert us from our mission and values;
●	the continued challenges of an ever-changing business environment;
●	the potential pressure from the public markets to focus on short-term results instead of long-term value creation; and
●	the increasing need to develop expertise in new areas of business that affect us.

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

Increased exposure to credit risks or significant deterioration in the asset quality of our financial service business may have a material adverse effect on our business, results of operations and financial condition.

In connection with the financial services we provide to qualified network partners, we have committed and will continue to commit our own capital, which had and may continue to have a negative impact on our cash flow. Although default rate remained low since we launched these services, the risk of nonpayment of loans is inherent in our financial services and we are subject to credit risk resulting from defaults in payment for loans by the network partners. We cannot assure you that our monitoring of credit risk issues is or will be sufficient to result in lower delinquencies. Furthermore, our ability to manage the quality of these loans and the associated credit risks will also impact the results of operations of our financial services business. Deterioration in the overall quality of loan portfolio and the increasing exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the global or Chinese economies or a liquidity or credit crisis in the global or Chinese finance sectors, which may materially and adversely affect our businesses, operations or liquidity of our network partners, or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations.

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

In order to carry out our strategies and expansion plan, we made significant capital investments on acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the growth of our business. We paid an aggregate of approximately RMB2.8 billion, RMB4.0 billion and RMB5.2 billion (US$750.7 million) in 2017, 2018 and 2019, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets.

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

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our operational results of line-haul transportation.

Fuel cost and transportation expenses incurred in relation to the use of third-party transportation services takes notable proportion in our line-haul transportation costs. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In 2019, we continued to increase the use of self-owned and operated, cost-efficient high capacity trucks to replace third party outsourced trucks, to further enhance transportation efficiency. In the event of significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers. As a result, our operating margin and the market price of our ADSs may be adversely affected.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

To consolidate and optimize our delivery capacity in key geographic areas within China, in 2014 and 2015, we acquired substantially all of the assets from eight and 16 delivery companies, respectively. We acquired 60% equity interest in a network partner in January 2014, which was accounted for as equity method investment. In January 2016, we acquired the remaining minority equity interest in this network partner. In the fourth quarter of 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries in order to expand our service offering to meet evolving needs of our customers from both at home and abroad. In June 2018, we made a strategic investment of approximately US$168 million to acquire approximately 15% of equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2017, 2018 and 2019.

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

There have been and may continue to be unethical or anticompetitive conducts within or in connection with our network, such as those with respect to the procurement of resources and the pricing of delivery service charges. Although we have adopted protocols and disciplinary measures governing business conduct of our employees and our customers, there can be no assurance that such measures are sufficient to prevent them or their personnel from acting unethically or anticompetitively. Such conduct may include mishandling of funds or accepting unlawful kick-backs during our raw material or equipment procurements. We are also aware of certain e-commerce merchants placing fabricated orders, such as parcels with valueless content, to themselves or to their designated parties with the intent to generate inflated sales records and consumer reviews and create perceived popularity among online consumers. These fabricated orders do not directly impact our revenues as our network partners generally are able to collect service charges from these merchants, who pay for the delivery of associated parcels. Although we implement parcel screening procedures throughout our network, it is extremely difficult for us and our network partners to distinguish these orders from the ones that are genuine. We may be subject to heightened compliance costs or even loss of business due to reduced e-commerce business volume if the PRC government cracks down on these unethical practices. We also have little control over third parties involved in unethical or anticompetitive business conducts targeted at or in connection with our network. For example, we cannot assure you that we will not be subject to third-party sabotage or allegations that are targeted at or could tarnish us or our network partners. We may incur substantial monetary losses and suffer reputational damages due to these conducts. We may even incur significant liabilities and penalties arising from such unethical conducts. We may also be required to allocate significant resources and incur material expenses to prevent unethical or anticompetitive conducts.

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

The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.

We have not obtained title certificates of land use rights with respect to five parcels of land currently used by us and we have not obtained certificates with respect to 111 buildings currently used by us, including 68 buildings used as sorting facilities and 43 buildings used for general and administrative purposes. We are in the process of applying for the registration of the land use right and property ownership. We completed the registration of the land use rights of 12 parcels of land and ownership of 21 of those buildings in 2019. We are currently unable to estimate the length of time required to register the land use rights of the remaining one land parcel and the ownership of the five buildings thereon, which were used as part of our corporate headquarters in Shanghai due to the lack of clarity in the local authority’s relevant policies. We have, however, obtained the land use right of an adjacent land parcel and have completed the construction of new buildings thereon, which replaced those five office buildings. We are still in the process of obtaining the property ownership of the new buildings. However, until we obtain use or ownership rights to such land and buildings, we could be compelled to return the land to relevant government authority while the buildings located on such land could be confiscated or demolished. In addition, a fine up to RMB30 per square meter may be imposed on us. Moreover, in the event that any land use right and/or building we own is mortgaged to banks and the mortgage holder forecloses on the mortgage and transfers the property to a third party, we may be forced to relocate these facilities.

To engage in property constructions, we are required to obtain requisite licenses, permits, certificates and approvals, including but not limited to, land use rights certificates/real estate certificates, construction land planning permits, construction works planning permits, construction work commencement permits and completion certificates from the relevant government authorities. If we fail to obtain or renew such certificates, permits, registrations, filings, approvals and licenses in a timely manner, we may be subject to penalties and sanctions, such as fines, order to rectify our operations within a time limit, suspension of the construction and demolishment of the construction project within a time limit, and our property construction may be adversely affected. We have not been fully in compliance with certain construction requirements under PRC laws and regulations, such as commencing construction projects before obtaining the requisite permits and putting the constructions into use before passing the requisite inspection and acceptance, which have resulted in penalties from the relevant government authorities, including a fine of approximately RMB3.2 million (US$0.5 million) imposed on one of our subsidiaries, Jieyang Zhongrui Logistics Co., Ltd.

Any of the foregoing could disrupt our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of March 31, 2020, approximately 37% of the lessors of our leased sorting hubs and offices have not provided us with their property title certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property title certificates or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

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

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the relevant regulations, we may be required to file our cooperation arrangements with network partners with the Ministry of Commerce or its local counterparts. As of March 31, 2020, we have not received any order from any governmental authorities to make such filing.

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

Sanctions laws prohibit doing business in or with certain countries or governments, and with certain persons or entities that have been sanctioned by the United States or other governments and international or regional organizations, such as the United Nations Security Council. Although our primary market is China, we intend to expand our international business, which may increase our exposure to international sanctions. For example, we have limited control over the activities of our international business partners and investees, which may provide delivery services into jurisdictions that are subject to sanctions. In addition, we intend to begin providing delivery services between the United States and China through our U.S. affiliate. Any U.S. affiliate and any U.S. person employees will be subject to all U.S. economic sanctions requirements. We have implemented internal controls for compliance with applicable economic sanctions upon the completion of our initial public offering, but there can be no assurance that we do not inadvertently do business with sanctioned parties or provide delivery services for products for higher-risk or prohibited end-uses. We also cannot predict with certainty the interpretation or implementation of any sanction laws or policies. While we do not believe that we are in violation of any applicable sanctions or that any of our activities are currently sanctionable under applicable laws, some of our activities or the activities of our affiliates could be exposed to penalties under these laws. Any alleged violations of sanctions could adversely affect our reputation, business, results of operations and financial condition. Also, we may be subject to Foreign Corrupt Practices Act and relevant anti-corruption laws in PRC and other anti-corruption laws. Our activities in China create the risk of unauthorized payments or offers of payments by employees, consultants, agents or other business partners of our company and its affiliates. We may also be held liable under successor liability for violations committed by companies in which we invest or that we acquire.

We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by severe weather conditions and natural disasters, such as snowstorms, earthquakes, fire, typhoons or floods, or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic. Any of such occurrences could cause severe disruption to our daily operations and may even warrant a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics. Recently, there has been an outbreak of COVID-19 in China and other countries. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The Chinese government has taken certain emergency measures to combat the spread of the virus, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. We have temporarily closed our branch offices, sorting hubs and service outlets from late January to mid-to late February 2020 due to the COVID-19 outbreak, which resulted in a decline of parcel volume in January and February 2020, as compared with the same period in 2019. We have also experienced a temporary labor shortage in January and February 2020 which has caused delays in our delivery services. We have taken measures to reduce the impact of the COVID-19 outbreak, including strictly implementing self-quarantine and disinfection measures at our headquarters, sorting hubs and service outlets in accordance with government issued protocols. As a result of the COVID-19 outbreak and any measures to combat the spread of the virus, our business, financial condition and results of operations for the full fiscal year of 2020, especially its first quarter, may be adversely affected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services. According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), foreign investment is prohibited in the establishment of any postal enterprise and in domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products.

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

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that we, ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and consolidated affiliated entities;
●	imposing fines, confiscating the income from our PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledges of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or
●	restricting or prohibiting our use of the proceeds of any of our financing outside China to fund our business and operations in China.

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

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People's Congress promulgated the PRC Foreign Investment Law, or the FIL, which took effect on January 1, 2020 and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The FIL stipulates four forms of foreign investment, including (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity, property shares, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) a foreign investor invests through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Furthermore, China's GDP growth turned negative in the first quater of 2020. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a)any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b)each of our PRC subsidiaries may not procure loans which exceed (i)the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches, or (ii)the specified upper limited calculated by using a risk-weight approach. Any medium- or long-term loan to be provided by us to our variable interest entity must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by the PRC law. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. As a result, we are required to apply, and have applied, Renminbi funds converted from the net proceeds we received from our initial public offering within the business scopes of our PRC subsidiaries. The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account thereafter, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China any foreign currency, which may adversely affect our business, financial condition and results of operations.

PRC regulation of loans in foreign currencies by offshore holding companies to PRC entities may limit our ability to fund the operations of our consolidated variable interest entity.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to extend loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in domestic express delivery services of mail. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including but not limited to SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans to our variable interest entity. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our variable interest entity. We will assess the working capital requirements of our variable interest entity on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our variable interest entity.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the valuation of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. For example, People’s Bank of China announced that from November 28, 2016, buying, paying or making capital expenditure of more than US$5 million or its equivalent must be reported as large-amount transaction to SAFE. Once reported to SAFE, such large-amount transactions are subject to examination of authenticity and compliance by MOFCOM, NDRC, SAFE, People’s Bank of China or other competent authorities. Although SAFE issued a statement stating that amounts from legitimate business transactions and capital reduction would not be affected, the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas, publicly listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. According to SAT Public Notice 7, where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. PRC taxable assets include assets attributed to an establishment or place of business in China, real properties located in China, and equity investments in PRC resident enterprises, with respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was clearly established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, effective on December 1, 2017 and amended in June 2018, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions and may be subject to withholding obligations if our company is the transferee in such transactions, under SAT Public Notice 7 and SAT Announcement 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Announcement 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Under PRC law, a company setting up premises for business operations outside its residence address shall register and obtain business licenses for branch offices at the competent local administration for market regulation. We operate 82 sorting hubs across China as of December 31, 2019, some of which are required to be registered as branch offices. We registered all those branch offices as of the date of this annual report. However, we may expand our delivery network in the future to additional locations in China, and we may not be able to register branch offices which operate outside our company’s residence address in a timely manner due to complex procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be adversely affected.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC's list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S.

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

The trading price of our ADSs has ranged from US$15.30 to US$23.67 per ADS in 2019. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Our ADSs represent underlying Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by Mr. Meisong Lai, holds 206,100,000 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Meisong Lai holds 78.4% of the aggregate voting power of our company as of March 31, 2020. As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

As of March 31, 2020, our directors and officers collectively own an aggregate of 83.0% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

In 2016, we adopted the 2016 Share Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In June 2016, we also established an employee shareholding platform to allow our employees in the PRC to receive share incentives. We account for shared-based compensation for these share incentive awards using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. We will incur additional share-based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2016 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Shareholding Platform.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We intend to retain most of our available funds and any future earnings to fund the development and growth of our business. In March 2020, our board of directors approved a special dividend of US$0.30 per ADS for 2019, which is expected to be paid on April 20, 2020 to shareholders of record as of the close of business on April 8, 2020. You should not rely on an investment in our ADSs as a source for any future dividend income.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i)the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii)the Section s of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii)the Sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv)the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based on the nature of our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019, and we do not anticipate becoming a PFIC on the current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In January 2014, ZTO Express acquired businesses and assets of Shanghai Zhongtongji and eight network partners that were wholly owned by some of the shareholders who formed ZTO Express.

In October 2015, ZTO Express and its wholly owned subsidiaries acquired express delivery businesses from 16 network partners and their respective shareholders in exchange for equity interest in ZTO Express (Cayman) Inc. and cash.

In April 2015, ZTO Express (Cayman) Inc. was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Upon its incorporation, ZTO Express (Cayman) Inc. issued 600,000,000 ordinary shares to the British Virgin Islands holding vehicles of the then shareholders of ZTO Express, in proportion to these shareholders’ then respective share percentage in ZTO Express. ZTO Express (Cayman) Inc. established ZTO Express Limited in British Virgin Islands as its wholly-owned subsidiary in April 2015. ZTO Express Limited subsequently established ZTO Express (Hong Kong) Limited as its wholly owned subsidiary in May 2015.

In July 2015, ZTO Express (Hong Kong) Limited established a wholly owned PRC subsidiary, Shanghai Zhongtongji Network. Due to the PRC legal restrictions on foreign ownership in companies that provide mail delivery services in China, we carry out our express delivery business through ZTO Express, a domestic PRC company, equity interests in which are held by PRC citizens and companies established in China. Shanghai Zhongtongji Network entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement, a voting rights proxy agreement, as described in more detail below, irrevocable powers of attorney and an exclusive consulting and services agreement, with ZTO Express and its shareholders, and obtained spousal consent letters by the spouses of six key shareholders of ZTO Express. These shareholders are Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, collectively holding 73.8% of equity interest in ZTO Express.

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

In May 2017, we announced a US$300 million share repurchase program and repurchased an aggregate of 9,759,888 ADSs at an average purchase price of US$14.12, including repurchase commissions, under this program as of May 21, 2018.

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

In November 2018, we announced a new share repurchase program whereby we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. The term of the share repurchase plan was extended to June 30, 2021 as approved by our board in March 2020. As of December 31, 2019, we have purchased an aggregate of 7,716,436 ADSs at a weighted average purchase price of US$17.33 per ADS, including repurchase commissions.

Our principal executive offices are located at Building One, No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. Our telephone number at this address is +86 21 5980-4508. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://ir.zto.com. The information contained on our website is not a part of this annual report.

B.           Business Overview

We are a leading express delivery company in China. We provide express delivery service through our nationwide network as well as other value-added logistics services. We have a delivery network in China covering over 98.6% of China’s cities and counties as of December 31, 2019.

Service Offerings by Us and Our Network Partners

Through our network and together with our network partners, we provide domestic and international express delivery services supplemented by other value-added services. We mainly provide express deliveries in China of parcels weighing under 50 kilograms with expected delivery time ranging from 24 to 72 hours. Our delivery time has improved since our inception.

The following chart sets out the services provided by us and our network partners.

Key Category	Service Offerings
Domestic Express	Express Delivery	● Intra-city Delivery
● Inter-city Delivery
	Enterprise Customer Services	● Customized one-stop express delivery solution for key accounts
	Ancillary Services	● Cash-on-Delivery Service
● Alternative Address Pick-up
● Proof-of-delivery Collection
● Parcel Interception Service
● Reverse Logistics
● Others
	Regional	● Hong Kong/Taiwan Door-to-Door Express Service
International Express	Cross-border	● International express services to the key overseas markets in cooperation with business partners

Express delivery service process

The following diagram illustrates the process for the completion of a typical domestic delivery order from our direct network partner.

ZTO
中通快递
ZTO EXPRESS
Network Partner
Independent, end customer facing entity
Owning key operating assets (e.g. sorting hubs, line-haul vehicles, technology platform)
Network Partner
Independent, end customer facing entity
Payment to Pickup Network Partner
• Full delivery service fee
Payment to ZTO Express
• Transit service fee
• Last-mile delivery fee
Payment to Delivery Network Partner
• Last-mile delivery fee
Senders
Pickup Outlet
Regional Sorting Hub
Regional Sorting Hub
Delivery Outlet
Recipients
First-Mile
Short -Haul
Line-Haul
Short -Haul
Last-Mile
Fund flow
Parcel flow
Fee in blue
ZTO Express' revenue

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

Step 3: Parcel Delivery. Our destination sorting hub unloads and sorts the parcels, which are then delivered to the recipients by our delivery outlets. Once the recipient signs on the waybill to confirm receipt, a full-service cycle is completed, and the settlement of delivery service fee promptly ensues in our network payment settlement system.

Express delivery service pricing

The network transit fees we charge our network partners for the express delivery services we provide to them primarily consist of (i)a fixed amount for a waybill attached to each parcel and (ii)a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. We evaluate our pricing and make adjustment from time to time based on the operating costs of our business, market conditions and competitions as well as our service quality. Our service pricing may also be affected by market conditions and competition faced by our network partners. There has historically been declines in delivery service fees charged by our network partners, partially due to market competition.

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

Financial services

We also provide financial services to help certain network partners and transportation service providers to grow and better operate their business. Generally, all parties to which we provide financial services are participants in our ecosystem, we have reasonably sufficient knowledge about their business and operations, and we implemented appropriate credit risk assessment and management measures to control credit exposures or risks. Since the start of the financial service operations in 2018, we took a gradual approach in increasing coverage of our service offering, and the amount of revenue generated are relatively small compared to our core express business.

Our Network and Infrastructure

Our network consists of our directly operated core sorting hubs and line-haul transportation network and network partner-operated outlets across China.

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network that we operate. They collect parcels from outlets within their respective coverage area, sort them according to their destinations and dispatch them to the destination sorting hub. As of December 31, 2019, we operate 82 sorting hubs and our business partners operate nine sorting hubs. These nine sorting hubs are located in remote areas in China and we work closely with independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

38 of the sorting hubs operated by us are located on the premises we own and 44 on leased premises. We plan to make long-term investments in land and facilities on self-owned premise to support stable operations. From time to time, we also provide temporary warehousing services to our key account customers to store their products close to their target demographics.

Line-haul transportation network

We connect our sorting hubs with over 2,600 well-planned line-haul routes. We operate a self-owned fleet, out-source to one other fleet that is majority-owned by our employees and contract independent third-party vehicles to form our line-haul transportation network. We control the route planning and vehicle dispatch of our entire line-haul transportation network.

As of December 31, 2019, our self-owned fleet consists of more than 6,450 self-operated trucks, of which, approximately 4,650 are high capacity 15 or 17-meter-long models. We outsource part of our line-haul transportation to Tonglu Tongze, a transportation operator that works exclusively for us. Tonglu Tongze has a fleet of approximately 900 trucks as of December 31, 2019. Certain of our employees, employees of Tonglu Tongze and other shareholders beneficially own 71.5%, 5.8% and 22.6% of Tonglu Tongze as of December 31, 2019, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders who do not hold equity interests in Tonglu Tongze, to exercise all of their shareholder rights (except dividend rights). Daily operations of Tonglu Tongze are managed by its own employees. Tonglu Tongze purchases vehicles with its own funds, and they implement dispatching plans according to our network needs. The price we pay to Tonglu Tongze is based on our market insights on cost factors. We use the same criteria and pricing standards when we contract independent third-party transportation companies. We typically use Tonglu Tongze fleet for round-trip transportation. We also contract other independent third-party transportation companies to fulfil additional capacity needs, most of which are single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition, reliability and other comprehensive criteria of the bidders to select only suitable providers.

Pickup and delivery outlets

Our outlets are all operated by our network partners and not owned by us. The network partners primarily provide the pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders generated within that area. As of December 31, 2019, our network had over 30,000 outlets nationwide. Our outlets cover 98.6% of China’s cities and counties as of December 31, 2019.Our Network Partner Model

Our network partners own and operate the business of the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

中通快递
ZTO EXPRESS
Direct Service Contract
Direct Settlement
Direct Investment / Ownership
Direct Network Partners
Direct Service Contract
Direct Settlement
Indirect Network Partners
Direct Investment / Ownership
Direct Investment / Ownership
Sorting Hubs
Sorting Hubs
Pickup and Delivery Outlets
Pickup and Delivery Outlets

As of December 31, 2019, we had over 4,800 direct network partners who have entered into cooperation agreements with us. These agreements generally have a term of three years and the direct network partner may elect to renew the agreement upon expiration if it wish to remain in our network. Our network partners pay us network transit fees for the express delivery services we provide to them. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the terms of the cooperation agreements. A direct network partner is also required to place a deposit with us as guarantee for its performance. We authorize our direct network partners to carry out express delivery business under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

Our Zhongtian system provides the technology infrastructure for the management of our network partners. Our Zhongtian system tracks each delivery order and calculates the network transit fees payable to us, and the last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners. Prior to May 2018, we used the Ping’an system to handle payment settlement from our network partners to us and among our direct network partners. The Ping’an system is synchronized regularly with and retrieve relevant fee balances from our Zhongtian system. With this information, the Ping’an system manages the settlement of amounts from our direct network partners to us for parcel transit in our network. We terminated the Ping’an system in May 2018 and switched to our cooperation with Alipay. All of our direct network partners have an Alipay account on our Zhongtian system, and we require them to make a prepayment from their respective account to our ZTO Alipay account through our Zhongtian system. The prepaid amount is used as transit fees settlement from our network partners to us and last-mile delivery fee settlement from us to direct network partners.

All of our direct network partners and most of our indirect network partners work with us exclusively. A small number of our indirect network partners also operate their outlets for other express delivery companies. This is typically limited to situations where an outlet is located in a remote or isolated area or newly established markets. Such exception to our exclusivity requirement is necessary to support the outlet’s start-up volume.

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

End Customers / Senders
e-Commerce Merchants
Non e-Commerce Senders
(Enterprises, Individuals)
ZTO
中通快递
ZTO EXPRESS
Sorting Hub
Line-Haul
Transportation
Sorting Hub
Online Consumers
Non e-Commerce Recipients
(Enterprises, Individuals)
Recipients
Direct Customers
Enterprise Accounts
Vertical e-Commerce
Retailer
Traditional Retailer
Network Partners
Fund flow
Parcel flow

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

We also operate a call center network providing real-time assistance during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our live call center representatives for further handling. Our call center network is localized with branch offices in over 28 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use a centralized call system and database. Our call system automatically directs incoming calls to the local branch near the caller’s location for localized handling. Our approximately 903 call center representatives adhere to the same customer service standards nationwide and their local knowledge adds to our customer service effectiveness. We provide regular trainings to our representatives and review the callers’ level of satisfaction with their service. At the end of each call, we ask the caller to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction.

Information Technology and Intellectual Property

We have built our proprietary system with open and mainstream technologies and have refined and tailored them to suit our operational needs. We design and utilize our technology systems to enhance the efficiency and scalability of our network. They play an important role in the success of our business. The principal components of our technology system include:

Zhongtian System—The Zhongtian system is the technology backbone for our express delivery management with the following main functions:

●	Parcel sorting, transportation and tracking management. Our parcels are sorted and dispatched based on routing logic through the Zhongtian system. Our Zhongtian system provides the technology backbone and our scanners identify and extract the parcels’ addresses. The parcels are then manually or automatically sorted into different bags according to the area of delivery for shipment. With this system, we can track each parcel processed through our network based on a unique waybill barcode assigned to each parcel. As the parcel moves through each gateway, its barcode is scanned, and its route and other delivery information are captured into the Zhongtian system. We also monitor the capacity of our sorting hubs on our Zhongtian system and monitor the real-time movement of each on-duty truck with GPS and GIS technology that is synchronized with the Zhongtian system.
●	Settlement payment calculation. The Zhongtian System tracks each delivery order and, according to pre-set formulae, calculates the network transit fees payable to us, and last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners.
●	Platform integration. Our Zhongtian system is connected to the order systems of major e-commerce platforms and vertical e-commerce websites in China. Merchants can therefore seamlessly place delivery orders to our outlets via our Zhongtian system.
●	Mobile application. The Zhongtian system also supports our mobile application so that our pickup and delivery personnel are able to handle functions such as digital waybill printing, order pickup, parcel tracking, receipt signing on mobile devices.
●	Customer service support. Our call center representatives have access to the Zhongtian system’s database to provide better and more effective customer service. The automated customer service functions on our website and WeChat official account allow end customers to track parcels and search outlet location with the data support from Zhongtian system.
●	Management of sale of accessories. Our network partners make online purchases of accessories from us utilizing the accessories management module of Zhongtian system. The network partners log on to our system to place orders for waybills, packing materials, portable barcode scanners and other accessories. We then send out the accessories to the network partners once we have processed the orders received.

●	Data analytics and decision support. The Zhongtian system collects and provides valuable operational data such as parcel volume, hub utilization and parcel delivery speed to analyze and enhance our and our network partners’ performance. It provides a dashboard available to our core management team with various data and analytical tools. By utilizing the dashboard, our management can monitor and evaluate our business real-time.

We have leased a high-grade data center in Zhejiang province to support our core operational systems such as Zhongtian and transportation management system. Our server center in Shanghai mainly provides the network infrastructure for our managerial, data backup and other non-core functions. We have adopted security policies and measures, including encryption technology, to protect our software, proprietary data and customer information. Our system is configured with multiple layers of security to prevent unauthorized access to our software and databases, and we implement security protocols for communication among applications. We utilize a system of firewalls to prevent unauthorized access to our internal systems. Exchange of critical data on our website and public and private interfaces use the Secure Sockets Layer networking protocol, a standard security technology for establishing encrypted network communications. We back up our databases, including customer data, regularly with both on-site and off-site storage. Encryption is used to secure sensitive information when it is in transit or being stored.

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

We have been developing a suite of technologists focusing on applying new features to enable fast digital product iteration, such as micro-service architecture, deep learning and AI, big data, private and hybrid cloud, DevOps, etc. We have developed proprietary algorithms for order dispatching and forecasting, as well as capabilities of real-time monitoring of information systems, automatic failure detection and recovery and high-throughput processing of 100-million orders in a single day.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2019, we owned 112 computer software copyrights in China for various aspects of our operations, maintained 143 trademark registrations and 11 patents inside China. As of December 31, 2019, we had registered 14 domain names, including www.zto.cn, among others. We share our technology resources, APIs, capabilities and deep know-hows to and interact with our customers, business partners, and China’s tech communities through the ZTO Open Platform at zop.zto.com, ZTO Tech Open Day, and our ZTO Security Response Center at sec.zto.com.

Competition

The express delivery industry in China is fragmented and we compete primarily with leading domestic express delivery companies including YTO Express, STO Express, Yunda Express, SF Express, Best Express, Deppon Express and EMS. We also face competition from emerging players in our industry or existing players in an adjacent market who may choose to leverage their existing infrastructure and expand their services into express delivery. As a leading and the fastest growing express delivery company in China, we believe that our innovative shared success system, superior operational capabilities and cost leadership as well as our quality service provide us with a competitive advantage. Entry into the express delivery industry requires significant initial investment in network construction and partner attraction. However, certain more established e-commerce companies may establish or further improve their proprietary delivery infrastructure and compete with us. Furthermore, as we look to offer more products and expand our customer base, we may face competition from players in those new sectors.

Security and Safety

We have established parcel security screening protocols to inspect parcels before we accept them for sorting and delivery. We have listed the prohibited items for on-land transportation and by air transportation into three classes, such as flammables and explosives, gunpowder, gasoline, opium and poultry. All senders are required to identify parcel contents. We require that our pickup team visually inspect all items sent by end customers who we do not have long term relationship with and perform random inspection on items sent by repeat end customers. We also have other measures such as X-ray screening of parcels for safety hazards or prohibited items. We have penalty measures in place for sorting hubs that handle pickup or delivery of prohibited items.

Workplace safety and transportation safety are important to our business. We have implemented protocols for safety of ground transportation for our fleet and operations of our sorting hubs to ensure transportation and sorting hubs and to minimize accidents. We provide periodic training to our employees to recognize hazards, mitigate risk and avoid injury of themselves and others at work.

Procurement

We have adopted centralized procurement for selecting, bidding and purchasing of land use rights, certain number of sorting equipment, long-haul transportation vehicles and consumables such as waybills, barcode scanners and uniforms. We hold bidding processes where possible to select products and services with best value. We generally provide better payment terms than industry norm in exchange for discounts and to promote long-term stable relationship with reliable suppliers. We work with manufacturers and research institutions to design and modify equipment to best fit our needs. Compared with ready-made products available on the market, our tailor-made equipment generally has lower procurement and maintenance costs yet higher operational efficiency.

We also leverage the scale of our network and assist our network partners to negotiate better procurement terms with their suppliers.

Branding and Marketing

We strive to enhance our brand awareness through higher service quality and other marketing initiatives. We won the China Express Golden Parcels Contribution Award for Ten Years in 2020, the 2019 China Express Volume and Quality Double Upgrade Award and 2019 China Express Social Responsibility Award. We were awarded as one of the 2019 Shanghai Top 100 Private Service Enterprises (ranked 14). We were also awarded as the Five-Star Fleet by the Highway Freight Branch of China Logistics and Purchasing Federation and Shanghai Municipal-level Enterprise Technology Center in December 2019. We also won the Second Charity Star (Collective) awarded by Qingpu District in December 2019. Shanghai Zhongtongji Network was awarded as one of Shanghai’s Top 100 Enterprises in the Software and Information Technology Service Industry in 2019 and 2019 Top 100 Excellent Enterprises in Qingpu District. Shanghai Zhongtongji Network also won the 2019 Qingpu District Innovation and Entrepreneurship Excellent Talent Team Award. We won five awards at the 2019 Express Industry Awards Ceremony, including the China Express Gold Package Nomination Award, the China Express Annual Brand Award, the China Express Social Responsibility Award, the Top 10 Express Logistics Brand and the China Express Charisma Award. In 2018, we were awarded as one of the National Advanced Logistics Enterprises and China’s Top 100 Logistics Enterprises’ at the Commendation Congress of Advanced Logistics Enterprises. We won four awards at the 2018 Express Industry Awards Ceremony, including 2017 China Express Social Responsibility Award, 2017 China Express Annual Brand Award, 2017 China Express Gold Parcels Nomination Award and 2017 Top 10 Customer Most Satisfaction Award. We were awarded as one of AAAAA logistics companies by China Federation of Logistics & Purchasing in August 2017. We received the award of “Best Express Delivery Service Upgrade in 2016” at the annual conference hosted by China Postal and Express Delivery Press and were recognized as one of China’s outstanding logistics companies in 2015 at the 13th Annual Conference of Chinese Logistics Entrepreneurs. We were also recognized by the Post Bureau of Shanghai as having made outstanding contributions to the development of the express delivery industry in 2015.

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

Regulations Relating to Foreign Investment

Industry Catalogue Relating to Foreign Investment. Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment and the Special Administrative Measures for Access of Foreign Investment (Negative List), which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOC, and the NDRC. On June 30, 2019, the MOC and the NDRC promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), or the 2019 Negative List, and Catalogue of Industries for Encouraging Foreign Investment (2019 Edition), or the Catalogue, which became effective from July 30, 2019. The Catalogue and the 2019 Negative List set forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the Catalogue and the Negative List, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through our consolidated affiliated entities in China.

Our PRC subsidiaries also operate in certain industries which fall into the encouraged category, such as road transportation and software development. Our subsidiaries Shanghai Zhongtongji Network is registered in accordance with PRC law and mainly engages in software development, technical services and consultation, which are encouraged under the Catalogue.

Foreign Investment Law. On March 15, 2019, the PRC National People’s Congress adopted the Foreign Investment Law of the PRC, or the FIL, which came into effect on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in “restricted” or “prohibited” industries prescribed in the “negative list”, which shall be released by or approved by the State Council. However, it is unclear whether the “negative list” will differ from the 2019 Negative List.

According to the FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China, and such investment activities including: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) a foreign investor invests through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Although the FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, it has a catch-all provision to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council . Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to classify contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

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

Filing with the postal administrative department is required where an express delivery company sets up branches. The requirements for the establishment of a branch of express delivery company are specified in the Administrative Measures for Courier Service Market, or the Courier Market Measures, which was announced by the Ministry of Transportation in 2013. The Courier Market Measures stipulate that where any express delivery company establishes its branches or business departments, it must register with the local industrial and commercial administrations where such branches or business departments are located by submitting its express delivery services operation permit and a list of its branches and, such branches or business departments must, within 20 days after they obtain their relevant business licenses, file with the local postal administrative department. If an express delivery company fails to complete the required registration and/or filing with the relevant governmental authority, it may be ordered to rectify and to pay general fines of no more than RMB10,000. If the non-compliance situations are severe, a fine ranging from RMB10,000 to RMB50,000 can be imposed, and the offender may face suspension of its business operation before completing the rectification.

Pursuant to (i) the Courier Market Measures, (ii) the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transportation on October 22, 2018 became effective on January 1, 2019 and partially amended on November 28, 2019, and (iii) the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, became effective on May 1, 2018 and were amended on March 2, 2019, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB100,000 or where the circumstances are severe, ranging from RMB100,000 to RMB200,000, and/or ordered to suspend its business operation for rectification or even cancellation of its Courier Service Operation Permit. If a permit-holder who ceases its business operation for over six months within the effective period of the Courier Service Operation Permit, he will be ordered by the postal administration departments to return the Courier Service Operation Permit, and if he refuses or fails to do so on time, the postal administration departments shall announce the annulment of the Courier Service Operation Permit.

Enterprises engaged in express delivery services other than Postal Bureau Agencies may not engage in post and mail delivery business which are exclusively operated by Postal Bureau Agencies, and may not deliver any official documents of state-owned organizations. The express delivery business must operate within the permitted scope and under the valid terms of the Courier Service Operation Permit. The Courier Service Operation Permit is valid for 5 years upon its issuance and comes with an annual reporting obligation. The Circular on Implementing the Administrative Measures for the Courier Market and Strengthening the Administration of Courier Service Operations, which was issued by the State Post Bureau in 2013, further clarifies that the postal administrative department must examine whether an entity operates express delivery service within the permitted business scope and geographic scope of its Courier Service Operation Permit, and the geographic examination must be carried out down to the district-level within cities. Failure to conduct express delivery services within the permitted operation scopes would subject the express delivery company to a correction order by the postal administrative department and a fine from RMB5,000 to RMB30,000. Moreover, in accordance with the Regulations on Annual Reporting of Operation Permission of Express Delivery Service Business issued by the State Post Bureau in 2011, an enterprise engaged in express delivery services must complete annual reporting on its operation status for the previous year with the postal administrative authority which issued its Courier Service Operation Permit. Where an express delivery service company fails to submit its annual report to the relevant postal administrative authority in a timely manner or conceals any facts or commits fraud in its annual report, such express delivery service company may be imposed a fine ranging from RMB10,000 to RMB30,000.

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

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the PRC Postal Law and Measures for the Supervision and Administration of Security of the Postal Industry issued by the Ministry of Transportation in 2011, as amended on January 2, 2020, express delivery companies must examine the postal articles so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, nature and quantity of the postal articles have been properly disclosed on delivery form. Any failure to establish or implement such inspection system, or any unlawful acceptance or delivery of prohibited or restricted parcels/articles may result in the suspension of the company’s business operation for rectification or even cancellation of its Courier Service Operation Permit, being compelled to make corrections and being imposed a fine up to RMB5,000.

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, took effect on May 1, 2018 and were amended on March 2, 2019, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local post administrations in the places where they are located for record within 20 days from the date of opening their express delivery terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local post administrations for opening their express delivery terminal outlets, such express delivery service company may be imposed a fine ranging up to RMB50,000 and be suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be subject to fine ranging up to RMB50,000 and be suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. If any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB 100,000 to RMB 500,000, and the personnel directly in charge and other persons directly liable may be subject to a fine of no more than RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legitimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation. ZTO Express and 49 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Pursuant to the E-commerce Law of the People’s Republic of China promulgated by Standing Committee of the National People’s Congress, which took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to the following: while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such providers shall obtain the consent of consignees. Express logistics service providers shall use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of and recycle packaging materials. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. The operation of our business is subject to this new law. If our express delivery services are not in compliance with the law, we may be required to rectify. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to comply with PRC laws and regulations by us or our network partners may materially and adversely impact our business, reputation, financial condition and results of operations.”

Road Transportation Operation Permit

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in March 2019, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transportation in June 2005 and most recently amended in June 2019, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of hazardous cargos. Special road freight transportation refers to freight transportation using special vehicles with containers, refrigeration equipment, or tank containers, etc. The Provisions on Administration of Road Freight Transportation and Stations (Sites), or the Road Freight Provisions, set forth detailed requirements with respect to vehicles and drivers.

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

ZTO Express and eight of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and 23 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

The operation of our truck fleet is subject to this regulation. We weigh each cargo truck as they enter and leave our sorting hubs to ensure their compliance with this regulation in terms of cargo weight. If our trucks are not in compliance with this regulation, we may be required to modify such trucks to reduce their length or purchase new ones to replace them. Otherwise, we may be subject to penalties under this regulation if we continue to operate those trucks that exceed the limits set forth in the regulation.

Regulations Relating to International Freight Forwarding Business

Administrative Provisions on International Freight Forwarders promulgated in 1995 and its detailed rules regulate the business of international freight forwarding. According to the provisions and its detailed rules, the minimum amount of registered capital must be RMB5 million for an international freight forwarder by sea, RMB3 million for an international freight forwarder by air and RMB2 million for an international freight forwarder by land or for an entity operating international express delivery services. An international freight forwarder must, when applying for setting up its branches, increase its registered (or the excess amount over its minimum registered capital) by RMB500,000. Under the Tentative Measures on Filing of International Freight Forwarders announced in February 2005 and amended in August 2016, all international freight forwarders and their branches registered with the state industrial and commercial administration must be filed with the MOC or its authorized organs, whereas International Freight Forwarder Approval Certificate is no longer required.

Regulations on Commercial Franchising

Pursuant to the Regulations on Commercial Franchising promulgated by the State Council in February 2007 and Provisions on Administration of the Record Filing of Commercial Franchises issued by Ministry of Commerce in December 2011, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with Ministry of Commerce or its local counterparts and must report the current status of its franchising contracts in the first quarter of each year after record-filing. Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation agreements, which are deemed franchising contracts under the Regulations and Provisions on Commercial Franchising, with over 4,800 direct network partners as of December 31, 2019, the first of which was signed on January 1, 2014. As of March 31, 2020, we have not made any filings with local counterparts of Ministry of Commerce or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our failure to comply with regulations on commercial franchising may result in penalties to us.”

Regulations Relating to Personal Information Security and Consumer Protection

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau in March 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals agreeing upon provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users’ information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect in September 2014. The Postal Users Complaints Settling Center handles the complaints from users on the quality of the express delivery services under a regime of mediation. According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, took effect on May 1, 2018 and were amended on March 2, 2019, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local post administrations. Failure to comply with such requirement may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revoke of its Courier Service Operation Permit. We are subject to the above provisions or measures with regard to the security of personal information and believe that we are currently in compliance with the law in all material aspects.

Regulations Relating to Pricing

In China, the prices of a few numbers of products and services are set by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the service items, pricing structures and other related standards clearly. Business operators may not charge any fees that are not explicitly indicated. Business operators must not commit unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to deceive consumers, or conducting price discrimination against other business operators. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, requiring compensation, confiscating illegal gains, fines. The business operators may be ordered to suspend business for rectification or having their business licenses revoked if the violations are severe. We are subject to the Pricing Law as a service provider and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Leasing

A large part of ZTO’s offices, sorting hubs, pickup and delivery outlets and other facilities are leased properties. Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

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

Regulations Relating to Land Use Right and Construction

Certain of our offices, sorting hubs and other facilities, together with the land use rights attached, are obtained or built by us or bought from third parties. Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Property Law, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration. We have not obtained title certificates of land use rights to certain pieces of land currently used by us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2019, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Housing and Urban-Rural Development in June 2014 with the latest amendment in September 2018, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development in April 2000 with the latest amendment in October 2009, the Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council latest amended in April 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized. We have not been fully in compliance with certain construction requirements under PRC laws and regulations, such as commencing construction projects before obtaining the requisite permits and putting the constructions into use before passing the requisite inspection and acceptance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, in accordance with the Administrative Regulations on the Environmental Protection Completion Acceptance of Construction Projects promulgated in 2001, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project from the competent department of environmental protection. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

Regulations Relating to Intellectual Property Rights

The PRC government has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in China, including copyrighted software, is principally protected under the Copyright Law and its implementation rules. Under the Copyright Law, the term of protection for copyrighted software is 50 years. As of December 31, 2019, we had 112 software copyrights.

Patent. The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. As of December 31, 2019, we had obtained 11 patents in China.

Trademark. The Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout China. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2019, we had 143 registered trademarks in different applicable trademark categories and had 88 trademark applications in China.

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

Regulations Relating to Employment

Pursuant to the Labor Law, promulgated by National People’s Congress in January 1995 and most recently amended in December 2018, and the Labor Contract Law, promulgated by Standing Committee of the National People’s Congress in June 2007 and amended in December 2012, employers must execute written labor contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. Violation of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Review of Authenticity and Compliance to Further Promote Foreign Exchange Control, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area.

Regulations on Dividend Distribution

The Foreign Investment Law of the PRC, or the Foreign Investment Law, was formally adopted by the National People’s Congress on March 15, 2019 and became effective on January 1, 2020. According to the Foreign Investment Law, foreign investment enterprises in China may pay dividends freely in RMB or any other foreign currency according to law. In addition, foreign investment enterprises, same as domestic enterprises, are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Further, the foreign investment enterprises may allocate a portion of their after-tax profits based on PRC accounting standards as discretionary reserve funds. These reserve funds are not distributable as cash dividends.

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

On February 13, 2015, SAFE released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13 which was partially abolished on December 30, 2019, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015.

On March 12, 2020, the People’s Bank of China and SAFE jointly released the Notice on Adjusting Macro-Prudential Adjustment Parameters of Full-Caliber Cross-Border Financing, which raised the macro prudential adjustment parameter from 1 to 1.25.

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

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which became effective in January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of "self-assessment, claiming benefits, retention of the relevant materials for future inspection." Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by tax authorities. Accordingly, ZTO Express (Hong Kong) Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from ZTO Express, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Enterprise Income Tax

The principal regulations governing enterprise income tax in China are the Enterprise Income Tax Law, or the EIT Law, which was last amended on December 29, 2018, and its implementing rules, which became effective on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law, enterprises are classified as resident enterprises and nonresident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. Uncertainties exist with respect to how the EIT Law applies to the tax residence status of ZTO Express (Cayman) Inc. and our offshore subsidiaries.

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

The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a)the primary location of the day-to-day operational management is in China; (b)decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c)the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d)50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Bulletin of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) in 2011 and amended on June 15, 2018 by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents, providing more guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including resident status determination, post determination administration and competent tax authorities. In January 2014, the SAT issued the Bulletin of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or SAT Bulletin 9. According to SAT Bulletin 9, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under the SAT Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

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

The SAT issued Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, effective December 1, 2017 and amended in June 15, 2018 by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. There is uncertainty as to the implementation details of SAT Public Notice 7 and SAT Announcement 37. If SAT Public Notice 7 or SAT Announcement 37 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Public Notice 7 and SAT Announcement 37 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7 or SAT Announcement 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Under the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, or the Circular 58, and the Bulletin of the State Administration of Taxation on Issues of Enterprise Income Tax Concerning In-depth Implementation of Western Region Development Strategy promulgated on April 6, 2012, or the Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. The SAT promulgated the Announcement of the State Administration of Taxation on Enterprise Income Tax Issues concerning the Implementation of the Catalog of Encouraged Industries in the Western Region thereafter, and from October 1, 2014, the payment of enterprise income tax at the reduced tax rate of 15% shall cease to apply to enterprises that have enjoyed policies for preferential treatment of enterprise income tax under the Circular 12 if their primary businesses no longer fall within the “encouraged” category of Catalog of Encouraged Industries in the Western Region. Afterwards, the SAT abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under the Circular 12.

PRC Value-Added Tax

Pursuant to the Interim Value-Added Tax Regulations of the People's Republic of China and its Implementation Rules promulgated by the Ministry of Finance, or the MOF, tax payers selling goods, providing labor services of processing, repairs or maintenance, or selling services, intangible assets or real property in China, or importing goods to China shall pay value-added tax, or the VAT. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

Pursuant to the Pilot Proposals for the Collection of Value-Added Tax in Lieu of Business Tax, or the Circular 110, starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, levying a 11% VAT on revenue generated from transportation services in lieu of the business tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued afterwards, or the Circular 36, business tax shall be completely replaced by the VAT from May 1, 2016 and the VAT rate applicable to VAT taxpayers ranges from 6% to 17% (which has been reduced to 13% after April 1, 2019 pursuant to Circular 39). Pursuant to Circular of Taxation on Adjusting Value-added Tax Rates, or the Circular 32, issued by the MOF and SAT, for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11%, such tax rates shall be adjusted to 16% and 10%, respectively. Further, pursuant to the Announcement on Policies for Deepening the VAT Reform issued by the MOF, or the Circular 39, the SAT and the General Administration of Customs on March 20, 2019, which came into force on April 1, 2019, for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively. Under Circular 39, during the period from April 2019 to December 2021, certain qualified service industry taxpayers can enjoy an extra 10% for deduction of the tax payable, which is calculated based on the input VAT filed with the tax bureau. In addition, under Circular 39, qualifying tax payers who meet certain requirements are eligible for the newly increased unutilized input VAT refund. The refund of newly increased unutilized input VAT for the current period shall be calculated as per the following formula: refundable amount of newly increased unutilized input VAT for the current period = newly increased unutilized input VAT × the input component ratio × 60%.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Value-added tax, or VAT, is imposed to replace the business tax, which could result in unfavorable tax consequences to us.”

C.            Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2020:

ZTO Express (Cayman) Inc.
(Cayman Islands)
ZTO Cn Holding Limited
(British Virgin Islands)
ZTO Express Limited
(British Virgin Islands)
ZTO Wheat Holding Limited
(British Virgin Islands)
ZTO Express SG Pte. Ltd.
(Singapore)
ZTO International (BVI)
Holding Limited
ZTO International (Hong Kong)
Holding Limited
ZTO International Supply Chain Company Limited
ZTO Express (Hong Kong) Limited
(Hong Kong)
Outside PRC
Inside PRC
Zhejiang Zhong Ji Network Technology Co., Ltd.
Zhejiang Zhong Ji Logistics Co., Ltd.
Shanghai Zhongtongji Network Technology Co., Ltd.
Shareholders(1)
Shanghai Zhongtongji Logistics Co., Ltd.
ZTO Express Co., Ltd.
Equity Interest (100% unless otherwise specified)
Contractual arrangements

(1)	Messrs. Meisong Lai, Jianfa Lai, Jilei Wang. Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebing Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of ZTO Express (Cayman) Inc. and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Messrs. Meisong Lai, Jianfa Lai, Jilei Wang are also directors of our company. The remaining 18.72% equity interest in ZTO Express are held by 34 other shareholders who are, or whose beneficial owners are, also beneficial owners of the shares of ZTO Express (Cayman) Inc. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express.

The following is a summary of the currently effective contractual arrangements by and among Shanghai Zhongtongji Network, our wholly owned subsidiary, ZTO Express, our consolidated affiliated entity, and the shareholders of ZTO Express.

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

Equity Pledge Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an equity pledge agreement. Pursuant to the equity pledge agreement, each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express’s performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement. If ZTO Express or its shareholders breach their contractual obligations under these agreements, Shanghai Zhongtongji Network, as pledgee, will have the right to dispose of the pledged equity interests in ZTO Express and priority in receiving the proceeds from such disposal. The shareholders of ZTO Express also agreed that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, Shanghai Zhongtongji Network has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges became effective in September 2015, which is when the pledge of equity interests contemplated in the equity pledge agreement were registered with the relevant administration for market regulation in accordance with the PRC Property Rights Law, and will remain effective until ZTO Express and its shareholders completed all their obligations under the contractual arrangements or discharge all their obligations under the contractual arrangements.

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

In the opinion of our PRC legal counsel:

●	the ownership structures of ZTO Express and Shanghai Zhongtongji Network will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among Shanghai Zhongtongji Network, ZTO Express and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

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

D.           Property, Plant and Equipment

As of December 31, 2019, 35 of our self-operated sorting hubs have obtained the land use rights from the relevant authorities with respect to an aggregate gross land area of approximately 2,627,000 square meters. Three of our self-operated sorting hubs with respect to an aggregate gross land area of approximately 274,000 have not obtained the title certificates of land use rights. The remaining 44 of self-operated sorting hubs are leased from third parties with respect to an aggregate gross floor area of approximately 708,000 square meters and the terms of such leases range from one to 12 years.

In addition, as of December 31, 2019, approximately 2,205,000 square meters of our self-operated sorting hubs on the premises we own are used for sorting purpose and the remaining are used for office and other administrative purposes, including approximately 140,000 square meters for our headquarters in Shanghai.

The areas of self-owned properties and leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as is basis.

We are also planning to acquire land use rights in appropriate locations to establish new sorting hubs and expand existing ones in the coming years. We believe that we will be able to obtain adequate facilities through acquisition or lease to accommodate our future expansion plans.

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

Operating leverage of our network partner model

Our business model is highly scalable and flexible. It enables us to expand our business operation efficiently by leveraging the resources and operating capabilities of our network partners with minimum capital requirements and operating expenditures. In addition, we can proactively adjust our network capacity to address peak demands and respond to seasonality. For instance, we have the ability to allocate sorting capacity among adjacent sorting hubs, and our network partners have flexibility to add temporary workers. The scalability of our business model has helped us expand geographic coverage and capture incremental growth in parcel volume, as well as improve operating efficiencies.

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

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government has taken certain emergency measures, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. We have temporarily closed our branch offices, sorting hubs and service outlets from late January to mid-to late February 2020 due to the COVID-19 outbreak, which resulted in a decline of parcel volume in January and February 2020, as compared with the same period in 2019. We have also experienced a temporary labor shortage in January and February 2020 which has caused delays in our delivery services. We have taken measures to reduce the impact of the COVID-19 outbreak, including strictly implementing self-quarantine and disinfection measures at our headquarters, sorting hubs and service outlets in accordance with government issued protocols. Consequently, the COVID-19 outbreak and any measures to combat the spread of the virus may adversely affect our business operations, financial condition and operating results for 2020, including but not limited to negative impact to our total revenues, costs and net profit.

While we have resumed business operations and events related to the outbreak of and response to the COVID-19 are expected to be temporary, there remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time.

As of December 31, 2019, we had cash and cash equivalents of RMB5,270.2 million (US$757.0 million) and short-term investments of RMB11,113.2 million (US$1,596,3 million). Our short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Risk Factors—Risks Related to Our Business and Industry—We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations

Revenues

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	12,173,690	93.2	15,400,080	87.5	19,606,214	2,816,256	88.7
Freight forwarding services	269,557	2.1	1,278,741	7.3	1,235,961	177,535	5.6
Sale of accessories	591,716	4.5	812,866	4.6	1,089,977	156,565	4.9
Others	25,110	0.2	112,764	0.6	177,794	25,539	0.8
Total revenues	13,060,073	100.0	17,604,451	100.0	22,109,946	3,175,895	100.0

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 90.4%, 87.5% and 86.4% of our total express delivery services revenues in 2017, 2018 and 2019, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our direct express delivery services accounted for 9.6%, 12.5% and 13.6% of our total express delivery services revenues in 2017, 2018 and 2019, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 279 million in 2011 to 12,121 million in 2019.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors including market conditions and competitions as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs including the network transit fees we charge them and other factors including market conditions and competitions as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fee based on market conditions and our operating costs.

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

We also provide freight forwarding services through acquired business of China Oriental Express Co., Ltd. and its subsidiaries, which we refer to as the COE Business, a freight forwarding and international logistics services provider in Hong Kong and Shenzhen. Revenue from freight forwarding services is recognized over time when services are rendered. Our freight forwarding revenue is primarily driven by our freight volume. We determine and periodically review and adjust our fee levels based on the prevailing market conditions, operating costs and service level.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Line-haul transportation cost	4,797,799	36.7	5,757,701	32.7	7,466,043	1,072,430	33.8
Sorting hub cost	2,438,754	18.7	3,197,667	18.2	4,109,338	590,269	18.6
Freight forwarding cost	260,429	2.0	1,239,439	7.0	1,209,523	173,737	5.5
Cost of accessories sold	366,859	2.8	491,722	2.8	544,166	78,165	2.5
Other costs	850,648	6.5	1,553,039	8.8	2,159,708	310,223	9.7
Total cost of revenues	8,714,489	66.7	12,239,568	69.5	15,488,778	2,224,824	70.1

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by self-owned fleet, (iii) employee compensation and other benefits for drivers of self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance costs of self-owned fleet. Total line-haul transportation cost accounted for 36.7%, 32.7% and 33.8% of our revenues in 2017, 2018 and 2019, respectively. In 2019, we increased usage of self-owned fleet with increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved line-haul route planning and load rate hence enhanced transportation cost efficiencies.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 18.7%, 18.2% and 18.6% of our revenues in 2017, 2018, and 2019 respectively. The increase in sorting hub cost as a percentage of revenues was mainly due to (i) increased labor costs of RMB595.1 million (US$85.5 million) as a result of increase in wages and a slower increase in headcount of sorting hub workers compared against volume growth, and (ii) an increase of RMB176.7 million (US$25.4 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.8%, 2.8% and 2.5% of our revenues in 2017, 2018 and 2019, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 62.0%, 60.5% and 49.9% in 2017, 2018 and 2019, respectively. The decrease was mainly due to the increased use of lower-cost single-sheet thermal waybill paper starting in the second half of 2019. The cost of accessories sold grew slower than the sale of accessories.

Other costs, which mainly include (i) information technology related cost, (ii) dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 6.5%, 8.8% and 9.7% of our revenues in 2017, 2018 and 2019, respectively. The increase in other costs as a percentage of revenues was mainly due to (i) an increase in costs associated with serving key enterprise customers of RMB357.5 million (US$51.4 million); and (ii) an increase of RMB223.4million (US$32.1 million) in expenses related to technology development.

To maintain competitive pricing and enhance profit per parcel, we must continue to control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high capacity line-haul trucks to our self-owned fleet and gradual shift to a direct shipping model by selected network partners, and labor costs can be contained through wider implementation of automated sorting equipment.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 6.0%, 6.9% and 7.0% of our revenues in 2017, 2018 and 2019, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB40.7 million, RMB249.5 million and RMB316.7 million in 2017, 2018 and 2019, which accounted for 0.3%, 1.4% and 1.4% of our revenues in the same periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives. Excluding the share-based compensation, our selling, general and administrative expenses as a percentage of our revenues also increased from 2017 to 2019 mainly because of increase in wages and social welfare expenses and increase in depreciation and amortization expenses.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentages)
Revenues	13,060,073	100.0	17,604,451	100.0	22,109,946	3,175,895	100
Cost of revenues	(8,714,489)	(66.7)	(12,239,568)	(69.5)	(15,488,778)	(2,224,824)	(70.1)
Gross profit	4,345,584	33.3	5,364,883	30.5	6,621,168	951,071	29.9
Operating income (expenses)(1)
Selling, general and administrative	(780,517)	(6.0)	(1,210,717)	(6.9)	(1,546,227)	(222,102)	(7.0)
Other operating income, net	183,368	1.4	178,057	1.0	387,890	55,717	1.8
Total operating expenses	(597,149)	(4.6)	(1,032,660)	(5.9)	(1,158,337)	(166,385)	(5.2)
Income from operations	3,748,435	28.7	4,332,223	24.6	5,462,831	784,686	24.7
Other income (expenses)
Interest income	166,325	1.3	401,162	2.3	585,404	84,088	2.6
Interest expense	(15,668)	(0.1)	(780)	(0.0)	—	—	—
Gain/(loss) on disposal of equity investees and subsidiary	—	—	562,637	3.2	(2,860)	(411)	—
Impairment of investment in equity investee	(30,000)	(0.2)	—	—	(56,026)	(8,048)	(0.3)
Unrealized gain from investment in equity investee	—	—	—	—	754,468	108,373	3.4
Foreign currency exchange gain/(loss), before tax	(48,149)	(0.4)	41,189	0.2	13,301	1,911	0.1
Income before income tax, and share of loss in equity method investments	3,820,943	29.3	5,336,431	30.3	6,757,118	970,599	30.6
Income tax expense	(646,361)	(5.0)	(929,133)	(5.3)	(1,078,295)	(154,887)	(4.9)
Share of loss in equity method investments	(15,682)	(0.1)	(19,386)	(0.1)	(7,556)	(1,085)	—
Net Income	3,158,900	24.2	4,387,912	24.9	5,671,267	814,627	25.7
Net loss/(income) attributable to noncontrolling interests	763	0.0	(4,887)	0.0	2,878	413	0.0
Net income attributable to ZTO Express (Cayman) Inc.	3,159,663	24.2	4,383,025	24.9	5,674,145	815,040	25.7

(1)   Our operating income (expenses) in 2017, 2018 and 2019 includes RMB40.7 million, RMB249.5 million and RMB316.7 million (US$45.5 million), respectively, of share-based compensation expenses, accounting for 0.3%, 1.4% and 1.4% of our total revenues in the same periods, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 25.6% to RMB22.1 billion (US$3.2 billion) in 2019 from RMB17.6 billion in 2018. The increase was mainly driven by growth in parcel volume to 12,121 million in 2019 from 8,524 million in 2018 as a result of growth in China’s e-commerce market and an increase in our market share. It is also partially offset by a 10.1% decrease in unit price per parcel mainly from incremental volume incentives in response to competition.

Cost of Revenues

Our total cost of revenues increased by 26.5% to RMB15.5 billion (US$2.2 billion) in 2019 from RMB12.2 billion in 2018. This increase primarily resulted from increases in our line-haul transportation cost by RMB 1.7 billion (US$0.2 billion), sorting hub operating cost by RMB0.9 billion (US$0.1 billion)) and other costs by RMB606.7 million (US$87.1 million).

Line-haul transportation cost. Our line-haul transportation cost increased by 29.7% to RMB7.5 billion (US$1.1 billion) in 2019 from RMB5.8 billion in 2018. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB1,430.7 million (US$205.5 million) associated with our self-owned fleet which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB101.9 million (US$14.6 million) in outsourced transportation costs. As a percentage of revenues, line haul transportation cost accounted for 33.8% of total revenues, an increase from 32.7% last year.

Sorting hub cost. Our sorting hub cost increased by 28.5% to RMB4.1 billion (US$0.6 billion) in 2019 from RMB3.2 billion in 2018. The increase was mainly due to (i) increased labor costs of RMB595.1 million (US$85.5 million) as a result of wage increases and the hiring of additional employees to support parcel volume growth, (ii) an increase of RMB176.7 million (US$25.4 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment. As of December 31, 2019, 265 sets of automated sorting equipment have been installed and put into operation.

Cost of accessories sold. Our cost of accessories sold increased by 10.7% to RMB544.2 million (US$78.2 million) in 2019 from RMB491.7 million in 2018. The increase was in line with growth in our revenue from the sale of accessories to our network partners, which includes the sale of thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging material and uniforms.

Other costs. Other costs increased to RMB2,159.7 million (US$310.2 million) in 2019 from RMB1,553.0 million in 2018, primarily due to (i) an increase in costs associated with serving key enterprise customers of RMB357.5 million (US$51.4 million) and (ii) an increase of RMB223.4 million (US$32.1 million) in expenses related to technology development.

Gross Profit

Our gross profit increased by 23.4% to RMB6.6 billion (US$951.1 million) in 2019 from RMB5.4 billion in 2018. Our gross profit margin decreased to 29.9% in 2019 from 30.5% in 2018 and was primarily attributable to volume increase, cost productivity gain absorbing part of the ASP decline.

Operating Expenses

Our total operating expenses increased by 12.2% to RMB1,158.3 million (US$166.4 million) in 2019 from RMB1,032.7 million in 2018.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 27.7% to RMB1,546.2 million (US$222.1 million) in 2019 from RMB1,210.7 million in 2018. The increase was primarily due to (i) an increase of RMB67.2 million (US$9.7 million) in share-based compensation expenses, (ii) an increase of RMB182.8 million (US$26.3 million) in wages and social welfare expenses; and (iii) an increase of RMB45.7 million (US$6.6 million) in depreciation and amortization expenses.

Other operating income, net. We had a net other operating income of RMB387.9 million (US$55.7 million) in 2019, compared to RMB178.1 million in 2018. The increase is mainly composed of (i) the RMB131.4 million (US$18.9 million) of VAT super deduction, and (ii) an increase in government subsidies and tax rebate of RMB71.4 million (US$10.2 million).

Other Income and Expenses

Interest income. Interest income increased to RMB585.4 million (US$84.1 million) in 2019 from RMB401.2 million in 2018, primarily due to the increased amount of cash and interest-earning bank deposits.

Loss on disposal of equity investees and subsidiary. Loss on disposal of equity investees and subsidiary was RMB2.9 million (US$0.4 million) in 2019.

Impairment of investment in equity investee. Impairment of investment in equity investee was RMB56.0 million (US$8.0 million) in 2019, which primarily consisted of an impairment charge of RMB48.5 million (US$7.0 million) related to our investment in Wheat Commune Group Inc., a campus-focused delivery and retail services provider in China.

Unrealized gain from investment in equity investee. Unrealized gain from investment in equity investee was the unrealized gain of 754.5 million (US$108.4 million) which resulted from an observable price change in a follow-on offering by Cainiao Smart Logistics Network Limited in the fourth quarter of 2019.

Foreign currency exchange net gain. Foreign currency exchange net gain was RMB13.3 million (US$1.9 million) in 2019 mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi in 2019.

Income Tax Expense

Our income tax expense was RMB1,078.3 million (US$154.9 million) in 2019, representing an increase of 16.1% as compared to RMB929.1 million in 2018, mainly due to the increase of profit before tax. Our effective tax rate in 2019 was 16.0%, compared to 17.4% in 2018.

Net Income

As a result of the foregoing, our net income increased to RMB5.7 billion (US$814.6 million) in 2019 from RMB4.4 billion in 2018 mainly driven by parcel volume increase.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 34.8% to RMB17.6 billion in 2018 from RMB13.1 billion in 2017. The increase was mainly driven by growth in parcel volume to 8,524 million in 2018 from 6,219 million in 2017 as a result of growth in China’s e-commerce market and an increase in our market share.

Cost of Revenues

Our total cost of revenues increased by 40.5% to RMB12.2 billion in 2018 from RMB8.7 billion in 2017. This increase primarily resulted from increases in our line-haul transportation cost by RMB1.0 billion, freight forwarding cost by RMB1.0 billion, sorting hub operating cost by RMB0.8 billion and cost of accessories by RMB124.9 million.

Line-haul transportation cost. Our line-haul transportation cost increased by 20.0% to RMB5.8 billion in 2018 from RMB4.8 billion in 2017. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB1,068.7 million associated with our self-owned fleet which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and a decrease of RMB46.2 million in outsourced transportation costs. In 2018, we increased use of self-owned and self-operated trucks to reduce dependency on third party outsourced trucks to enhance transportation efficiency. As a percentage of revenues, line haul transportation cost accounted for 32.7% of total revenues, a decrease from 36.7% last year.

Sorting hub cost. Our sorting hub cost increased by 31.1% to RMB3.2 billion in 2018 from RMB2.4 billion in 2017. The increase was mainly due to (i) increased labor costs of RMB544.7 million as a result of wage increases and the hiring of additional employees to support parcel volume growth, (ii) an increase of RMB119.4 million in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment, and (iii) an increase of RMB78.8 million in rental costs and related utilities cost. As of December 31, 2018, 120 sets of automated sorting equipment have been installed and put into operation. As a percentage of revenues, sorting hub operating cost accounted for 18.2%, a decrease from 18.7% last year, primarily due to economies of scale and an improvement in operating efficiency.

Cost of accessories sold. Our cost of accessories sold increased by 34.0% to RMB491.7 million in 2018 from RMB366.9 million in 2017. The increase was in line with growth in our revenue from the sale of accessories to our network partners, which includes the sale of thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging material and uniforms.

Other costs. Other costs increased to RMB1,553 million in 2018 from RMB850.6 million in 2017, primarily due to (i) an increase in costs associated with serving key enterprise customers of RMB428.8 million, (ii) an increase of RMB155.1 million in the IT expenses related to IT and technology development, and (iii) an increase of RMB137.4 million in tax surcharges.

Gross Profit

Our gross profit increased by 23.5% to RMB5.4 billion in 2018 from RMB4.3 billion in 2017. Our gross profit margin decreased to 30.5% in 2018 from 33.3% in 2017 and was primarily attributable to parcel volume growth and productivity gain not fully absorbing the impact of decrease in unit price. Lower margin full-year consolidated freight forwarding business and lower margin enterprise customers business also caused minor dilution on gross profit margin.

Operating Expenses

Our total operating expenses increased by 73.0% to RMB1,032.7 million in 2018 from RMB597.1 million in 2017.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 55.1% to RMB1,210.7 million in 2018 from RMB780.5 million in 2017. The increase was primarily due to (i) an increase of RMB208.8 million in share-based compensation expenses of which RMB188.6 million was a lump sum charge for 2017 grant as compared to the 2016 grant that is vested over three years, (ii) an increase of RMB104.3 million in wages and social welfare expenses, (iii) an increase of RMB24.5 million in professional service charges, (iv) an increase of RMB23.2 million in depreciation and amortization expenses, and (v) an increase of RMB30.2 million in sundry office, utilities and communication charges.

Other operating income, net. We had a net other operating income of RMB178.1 million in 2018, compared to RMB183.4 million in 2017, which is mainly composed of rebate of fees from the depositary bank, government subsidies and sublease income.

Other Income and Expenses

Interest income. Interest income increased to RMB401.2 million in 2018 from RMB166.3 million in 2017, primarily due to the increased amount of cash and interest-earning bank deposits.

Interest expense. Our interest expense decreased to RMB0.8 million in 2018 from RMB15.7 million in 2017. There was no borrowing since the second quarter of 2018.

Gain on disposal of equity investees and subsidiary. Gain on disposal of equity investees and subsidiary was RMB562.6 million in 2018. In May 2018, we disposed our shares in Shenzhen Feng Chao Technology Ltd. for cash consideration of RMB697.9 million and recognized gain on disposal of equity investee of RMB548.6 million.

Foreign currency exchange loss. Foreign currency exchange loss was RMB41.2 million driven by the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense was RMB929.1 million in 2018, representing an increase of 43.7% as compared to RMB646.4 million in 2017, mainly due to the increase of profit before tax. Our effective tax rate in 2018 was 17.4%, compared to 16.9% in 2017.

Net Income

As a result of the foregoing, our net income increased significantly to RMB4.4 billion in 2018 from RMB3.2 billion in 2017 mainly driven by parcel volume increase and operational efficiency and scale leverage.

Business Combination

In October 2017, we acquired the COE Business for a consideration of HK$180.0 million (approximately RMB152.9 million). The COE Business is a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen. We adopted the acquisition method to account for the acquisition. Under the acquisition method, we consolidated the operating results of the COE Business for the three months ended December 31, 2017, and the relevant net assets acquired in the consolidated financial statements as of December 31, 2017. As a result of the acquisition, we recognized RMB17,123 of fixed assets, RMB61,973 of intangible assets, representing the fair value of the customer relationships of the COE Business, and a goodwill of RMB84,430, representing the excess of acquisition cost over the fair market value of net tangible assets and customer relationship acquired. The cash consideration in relation to the acquisition of COE Business was not fully paid as of December 31, 2019 and has been recorded in acquisition consideration payable.

According to the provisions of ASC 805, the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquired must be recognized and measured at fair value as of the acquisition date. We engaged a third-party valuation firm to assist us with the valuation of COE Business as well as property, plant and equipment and intangible assets. The discounted cash flow method was used to determine the fair value of equity interests, and the value of ordinary shares was derived using an option-pricing model.

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

PRC

Under the PRC Enterprise Income Tax Law, or EIT Law, our PRC subsidiaries and consolidated affiliated entities are subject to enterprise income tax at a statutory rate of 25%. The 25% EIT rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. Some of our PRC subsidiaries, Shanghai Zhongtongji Network Technology Co., Ltd., and ten of our consolidated affiliated Chinese entities, located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, are benefit from a preferential tax rate of 15% by either qualifying as HNTEs or qualifying under the Western Regions Catalogue under the EIT Law as follows.

●	In 2017, Shanghai Zhongtongji Network Technology Co., Ltd. applied for the qualification as HNTE, which were approved by the relevant government authority. Thus, it is entitled to a preferential EIT rate of 15% from 2017 to 2019.
●	Pursuant to the Circular 58 and the Circular 12 promulgated for the implementation of preferential tax policy in China’s western regions, and companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible to a preferential income tax rate of 15% if their primary businesses fall within the “encouraged” category of the policy and the annual revenue from their primary business accounts for more than 70% of the total enterprise revenue. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” In 2019, ten of our consolidated affiliated Chinese entities, located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, have the 15% preferential income tax rate as qualified enterprises within the Catalog of Encouraged Industries in the Western Region.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to value added tax, or VAT, at a rate of 6% to 17% (which has been reduced to 13% after April 1, 2019 pursuant to Circular 39) on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Under Circular 32, which came into effect on May 1, 2018, for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11%, such tax rates shall be adjusted to 16% and 10%, respectively. Furthermore, pursuant to Circular 39 promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which came into effect on April 1, 2019, for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively. Under Circular 39, during the period from April 2019 to December 2021, certain qualified service industry taxpayers can enjoy an extra 10% for deduction of the tax payable, which is calculated based on the input VAT filed with the tax bureau. In addition, under Circular 39, qualifying tax payers who meet certain requirements are eligible for the newly increased unutilized input VAT refund. The refund of newly increased unutilized input VAT for the current period shall be calculated as per the following formula: refundable amount of newly increased unutilized input VAT for the current period = newly increased unutilized input VAT × the input component ratio × 60%.

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

Revenue Recognition

We derive a substantial part of our revenues from express delivery services provided to our network partners, mainly including parcel sorting and line-haul transportation. In addition, we directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. We also provide freight forwarding services to our customers. Revenues generated from express delivery services and freight forwarding services, whether carried out by or arranged by us, generally occur over a very short period of time and are recognized over time as we perform the services.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount we expect to earn in exchange for the product.

Prior to January 1, 2018, we recognized express delivery services revenue and freight forwarding services when the parcels were delivered. Effective from January 1, 2018, upon adoption of ASC 606, we generally recognize revenue over time as we perform the services in the contract because of the continuous transfer of control to the customer. We adopted the requirements of ASC 606 using the modified retrospective method. The cumulative adjustment to our retained earnings as of January 1, 2018 for the cumulative effect of initially applying the new standard was immaterial due to the short service period, and therefore, the retained earnings as of January 1, 2018 was not adjusted. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Disaggregation of Revenue

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	12,173,690	93.2	15,400,080	87.5	19,606,214	2,816,256	88.7
Freight forwarding services	269,557	2.1	1,278,741	7.3	1,235,961	177,535	5.6
Sale of accessories	591,716	4.5	812,866	4.6	1,089,977	156,565	4.9
Others	25,110	0.2	112,764	0.6	177,794	25,539	0.8
Total revenues	13,060,073	100.0	17,604,451	100.0	22,109,946	3,175,895	100.0

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the basis of revenue recognition in accordance with U.S. GAAP. To determine the proper revenue recognition method for contracts, we evaluate whether single contract should be treated as containing more than one performance obligation. This evaluation requires judgment, and the decision to separate one single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Our customers generally contract with us to provide distinct services. Substantially all of the contracts with customers for express delivery services or freight forwarding services include only one performance obligation. However, if a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. We frequently sell standard express delivery services and freight forwarding services with observable standalone sales prices. In these instances, the observable standalone sales are used to determine the standalone selling prices of express delivery services and freight forwarding services.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform the services in the contract because of the continuous transfer of control to the customer. The customers receive the benefit of the services as the goods are transported from one location to another. That is, if we were unable to complete delivery to the final location, the service that was already performed by us would not need to be reperformed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. It normally only takes us one to seven days to complete the performance obligation.

Variable Consideration

We provide our customers with certain volume-based incentives in relation to express delivery service, which represent variable considerations and are recorded as reductions of the related revenue. We estimate the variable considerations in the most likely amounts we expect our customers to earn. As the incentives are generally determined on a monthly basis, the uncertainty in estimating the variable considerations to be recorded is very limited.

Principal vs. Agent Considerations

In our express delivery services provided to pickup outlets, we normally utilize delivery outlets operated by our network partners to perform the dispatching services. We only fulfill parcel sorting and line-haul transportation services. U.S. GAAP requires us to use a control-model approach to evaluate whether we perform services directly to the customers (as a principal) or arrange for services to be provided by another party (as an agent). Based on an evaluation of the control model, we have determined that we act as a principal in providing sorting and line-haul transportation services to the pickup outlets as we are primarily responsible for the delivery of parcels between sorting hubs and have the ability to control the related services. We act as an agent for dispatching services as we arrange for such services to be provided by the delivery outlets. Therefore, revenue is recorded net of the dispatching fees paid to the delivery outlets.

We also directly provide express delivery services to certain enterprise customers. According to the contracts with the enterprise customers, we are primarily responsible for and have control over the entire delivery process including the dispatching services. Therefore, we have determined that we act as a principal for all the express delivery services provided to enterprise customers and accordingly revenue is recorded on a gross basis including the dispatching fees paid to the delivery outlets.

Contract Assets and Liabilities

Contract assets consist of billed and unbilled receivables resulting from in-transit parcels, which are recorded in accounts receivable and have been immaterial.

Contract liabilities consist of advance payments as well as deferred revenue, which are recorded in advances from customers and have been immaterial.

Practical expedients and exemptions

We elect not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Company recognizes revenues at the amount to which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

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

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide domestic mail delivery services in PRC. We are deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by us are ineligible to engage in provisions of domestic mail delivery services. Therefore, we conduct our operations through our VIE, ZTO Express. To provide the effective control over ZTO Express and receive substantially all of the economic benefits of ZTO Express, Shanghai Zhongtongji Network, our wholly owned subsidiary, entered into a series of contractual arrangements with ZTO Express and its shareholders. These contractual agreements include shareholders’ voting rights proxy agreements, exclusive call option agreements, equity pledge agreements, irrevocable powers of attorney, exclusive consulting and services agreements and spousal consent letters. As a result of these contractual arrangements, the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network the power to exercise all voting rights to which they were entitled. In addition, Shanghai Zhongtongji Network has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Zhongtongji Network is entitled to receive service fees for certain services to be provided to ZTO Express. We conclude that ZTO Express is our variable interest entity, of which we are the primary beneficiary. As such, we consolidated the financial results of ZTO Express in our consolidated financial statements.

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

Income Taxes

We are subject to income taxes in PRC and other jurisdictions. We exercise significant judgment and record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We recognize the deferred income tax effects of a change in tax rates in the period of the enactment.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income, and ongoing tax planning strategies in assessing the need for a valuation allowance.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We have not had any significant unrecognized uncertain tax positions.

Financing Receivables, net of Allowance

Financing receivables are primarily generated from the financial services we provided to qualified network partners. Financing receivables are recorded at the principal net of allowance for credit losses and include accrued interest receivable as of the balance sheet date. The financing periods granted by us to the borrowers generally range from 1 to 36 months.

Allowance for credit losses relating to financing receivables represents our best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses, and periodic reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. We consider many factors in assessing the collectability of the financing receivables, including but not limited to, the age of the amounts due, payment history, creditworthiness and financial condition of the borrower, and the fair value of the collaterals.

Impairment Assessment on Long-Lived Assets and Goodwill

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, and significant assumptions such as future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may be different from actual results. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

Impairment Assessment on Investments in Equity Investees

We continually review our equity method investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary.” The primary factors that we consider include:

●	the duration and severity of the decline in fair value;
●	the financial condition, operating performance and the prospects of the equity investee; and
●	other company specific information such as recent rounds of financing.

Prior to January 1, 2018, for equity investment over which we do not have significant influence or control, the cost method of accounting was used. Effective January 1, 2018, upon adoption of ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities, we elected to measure these equity investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. We recognized an unrealized gain of RMB754.5 million resulting from an investee's observable price change event for the year ended December 31, 2019. We recognized impairment losses of RMB 30.0 million, nil and RMB 56.0 million due to an investee's deteriorating financial condition for the years ended December 31, 2017 2018 and 2019, respectively.

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

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in notes 2(y) “Adoption of New Accounting Standards” and 2(z) “Accounting Standards Issued But Not Yet Effective” to our consolidated financial statements included elsewhere in this annual report.

B.           Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	3,630,684	4,404,051	6,304,186	905,539
Net cash used in investing activities	(8,294,547)	(12,872,633)	(3,664,213)	(526,331)
Net cash provided by/(used in) financing activities	(1,061,558)	7,042,122	(1,982,306)	(284,740)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(424,000)	275,680	(3,207)	(461)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	(6,149,421)	(1,150,780)	654,460	94,007
Cash, cash equivalents and restricted cash at beginning of period	11,923,155	5,773,734	4,622,954	664,046
Cash, cash equivalents and restricted cash at end of period	5,773,734	4,622,954	5,277,414	758,053

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2017, 2018 and 2019, our cash and cash equivalents, restricted cash and short-term investments were RMB11.0 billion, RMB18.2 billion and RMB16.4 billion (US$2.4 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents (a) cash received from network partners that was immediately restricted for use until the final delivery of parcel to the recipients; and (b) secured deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee for short-term borrowings. Short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year. Approximately 45.1% of our cash and cash equivalent, restricted cash and short-term investments as of December 31, 2019 were held in China. Approximately 32.3% of our cash and cash equivalents, restricted cash and short-term investments were held by our consolidated affiliated entities and denominated in Renminbi.

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

Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with our VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries, which would amount to approximately RMB15.6 billion. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

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

Operating Activities

Net cash provided by operating activities in 2019 was RMB6.3 billion (US$0.9 billion), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB22.1 billion (US$3.2 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB10.3 billion (US$1.5 billion); (ii) cash flow in interest income of RMB620.8 million (US$89.2 million); (iii) cash in subsidy of RMB316.9 million (US$45.5 million); (iv) RMB4.6 billion (US$0.7 billion) paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB1.4 billion (US$0.2 billion); and (vi) RMB381.0 million (US$54.7 million) as other administrative costs.

Net cash generated from operating activities in 2018 was RMB4.4 billion, which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB16.4 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB7.6 billion; (ii) cash flow in interest income of RMB256.1 million; (iii) cash in subsidy of RMB114.2 million; (iv) RMB3.8 billion paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB893.2 million; and (vi) RMB205.5 million as other administrative costs.

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

Investing Activities

Net cash used in investing activities in 2019 was RMB3.7 billion (US$0.5 billion), primarily due to (i) purchase of bank deposits of RMB15.0 billion (US$2.2 billion), while redemption of bank deposits amounted to RMB16.7 billion (US$2.4 billion); (ii) purchase of property and equipment of RMB4.6 billion (US$0.7 billion), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights for our new sorting hubs in an amount of RMB590.7 million (US$84.9 million); and (iv) payment for equity method investments of RMB218.3 million (US$31.4 million), while disposal of equity investees of RMB1.4 million (US$0.2 million).

Net cash used in investing activities in 2018 was RMB12.9 billion, primarily for (i) purchase of bank deposits of RMB13.6 billion, while redemption of bank deposits amounted to RMB5.8 billion; (ii) purchase of property and equipment of RMB3.3 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights for our new sorting hubs in an amount of RMB657.5 million; and (iv) payment for equity method investments of RMB1.9 billion, while disposal of equity investees of RMB0.8 billion.

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

Financing Activities

Net cash used in financing activities in 2019 was RMB2.0 billion (US$0.3 billion), which was mainly attributable to the following factors: (i) payment of dividends of RMB1,270.8 million (US$182.5million); and (ii) share repurchase of RMB762.9 million (US$109.6 million).

Net cash provided by financing activities in 2018 was RMB7.0 billion, which was mainly attributable to the following factors: (i) proceeds of RMB8,891.9 million from issuance of ordinary shares to Alibaba and other investors; (ii) payment of dividends of RMB895.1 million; (iii) share repurchase of RMB769.8 million; (iv) repayment of short-term borrowings in an amount of RMB250.0 million; and (v) proceeds from capital contribution from noncontrolling interest shareholder of RMB65.2 million.

Net cash used in financing activities in 2017 was RMB1.1 billion, primarily used in RMB857.7 million of repurchasing of ordinary shares and repayment of short-term borrowings in an amount of RMB750.0 million, partially offset by the proceeds from short-term borrowings of RMB550.0 million.

Capital Expenditures

In connection with the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we paid an aggregate of approximately RMB2.8 billion, RMB4.0 billion and RMB5.2 billion (US$0.8 billion), in 2017, 2018 and 2019, respectively, for the acquisition of land use rights, fleet procurement, building of sorting facilities and purchase of equipment and other fixed assets. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our initial public offering and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Holding Company Structure

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly-owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

C.           Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$		RMB
	(in thousands)
Operating lease commitments	905,195	130,022	285,743	301,957	133,025	184,470

We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. During 2017, 2018 and 2019, we incurred RMB195.2 million, RMB271.6 million and RMB300.7 million (US$43.2 million) of such expenses, respectively.

We also have certain capital commitments that are primarily related to commitments on construction of office buildings, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,977.2 million (US$284.0 million) as of December 31, 2019. All of these capital commitments will be fulfilled in the following years according to the construction progress.

G.           Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	49	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jianfa Lai	50	Director and Vice President of Operations
Jilei Wang	54	Director and Vice President of Infrastructure Management
Lin Wan*	45	Director
Xing Liu	49	Director
Frank Zhen Wei	48	Director
Qin (Charles) Huang	50	Director
Herman Yu	49	Director
Tsun-Ming (Daniel) Kao	54	Director
Hongqun Hu	51	Chief Operating Officer
Huiping Yan	53	Chief Financial Officer
Jianchang Lai	49	Vice President of Overseas Operations
Jingxi Zhu	39	Vice President of Information Technology
Jianfeng Zhang	37	Vice President of Public Relations
*	Pursuant to the investment agreement we entered into with Alibaba and Cainiao, Mr. Lin Wan was appointed as our director.

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

Mr. Jianfa Lai has served as our director since 2013 and executive vice president in charge of our overall daily management from our inception to August 2016. Starting from August 15, 2016, Mr. Jianfa Lai serves as the executive director of ZTO Supply Chain Management Co. Ltd., an equity investee of us which is engaged in the provision of less-than-truckload transportation services in China. Mr. Jianfa Lai is attending the executive MBA program at Fudan University in China.

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

Mr. Xing Liu has served as our director since 2013. Mr. Liu is a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in 2007, Mr. Liu had over nine years of experience in investment banking, technology and product development and consulting at Merrill Lynch, Xerox and GlobalSight. Mr. Liu currently serves on the board of directors of various Sequoia Capital China portfolio companies, including Vipshop Holdings Limited (NYSE: VIPS). Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in 2004, a master’s degree in computer engineering from Syracuse University in 1995, and a bachelor’s degree in management information systems from Fudan University in 1992.

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

Mr. Herman Yu became our director in October 2016. Mr. Yu has served as chief financial officer of Baidu, Inc., a NASDAQ-listed company (NASDAQ: BIDU) since September 2017. Prior to that, Mr. Yu served as the chief financial officer of Weibo Corporation, a social media company (NASDAQ: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corporation, a portal (NASDAQ: SINA) from 2004 to 2015, with the last eight years as chief financial officer. Mr. Yu began his career at Arthur Andersen and held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu currently serves on the board of directors of 58.com Inc. (NYSE: WUBA), an online classified listing company. Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz, and master’s degree in accountancy from the University of Southern California.

Mr. Tsun-Ming (Daniel) Kao has been our director since October 2017. Mr. Kao has more than eighteen years’ industry experience with leading e-commerce and Internet companies in the U.S. and China. Mr. Kao has served as the chief technology officer at Vipshop (NYSE: VIPS) since April 2019. Prior to that, Mr. Kao served as the chief technology officer at Noah Holdings Limited (NYSE: NOAH) from 2018 to April 2019. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) from 2012 to 2016. Before joining Vipshop, Mr. Kao was the director of site operations and quality engineering at eBay Inc. (“eBay”). During his tenure at eBay, Mr. Kao focused on customer service enhancements, as well as online branding and organization growth strategies. Prior to that, he was the enterprise architect for Acellops which provides integrated data center and cloud service monitoring software solutions to enterprises and service providers. In 2007, he co-founded AdChina Ltd., a leading integrated Internet advertising platform in China, where he also served as the chief technology officer. Earlier in his career, he worked at eBay as a principle software engineer and software development manager for seven years. Mr. Kao received a bachelor’s degree in computer science from Iowa State University in 1995.

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

Ms. Huiping Yan has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the Chief Financial Officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network Technology, the logistics arm of Alibaba Inc. (NYSE: BABA), and over four years at Home Inns & Hotels Management, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at General Electric Company (GE) in both the U.S. and Asia, serving in a number of key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan studied at Shanghai International Studies University and holds a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University. Ms. Yan graduated from the GE experienced finance leadership program and is a U.S.-certified public accountant with a CGMA designation (AICPA).

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of approximately RMB13.0 million (US$1.9 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of RMB348,090 (US$50,000). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

Under our 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares; or (iii) such number of shares as may be determined by our board of directors. Following the annual increases in 2017, 2018, 2019 and 2020, the award pool under the 2016 Plan is 15,000,000 shares as of the date of this annual report.

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

As of March 31, 2020, restricted share units representing a total of 3,289,628 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2020, the outstanding restricted share units we granted to our directors and executive officers under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates. Other individuals as a group were granted outstanding restricted share units representing a total of 870,264 Class A ordinary shares as of March 31, 2020.

Ordinary Shares
Underlying Restricted
Name	Share Units Awarded	Date of Grant
Meisong Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
Jianfa Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
Jilei Wang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
Jianchang Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
Huiping Yan	*	March 11, 2019
March 13, 2020
Herman Yu	*	March 7, 2018
March 11, 2019
March 13, 2020
Xing Liu	*	March 7, 2018
March 11, 2019
March 13, 2020
Frank Zhen Wei	*	March 7, 2018
March 11, 2019
March 13, 2020
Qin (Charles) Huang	*	March 7, 2018
March 11, 2019
March 13, 2020
Tsun-Ming (Daniel) Kao	*	March 7, 2018
March 11, 2019
March 13, 2020
Total	2,419,364
*	Less than 1% of our total outstanding shares.

Employee Shareholding Platform

In June 2016, we issued 16,000,000 ordinary shares to Zto Es Holding Limited, or ZTO ES, to establish an onshore employee shareholding platform to allow our employees in China to receive share incentives. The consideration for those shares was US12.0 million. All ordinary shares issued for purpose of this employee shareholding platform were re-designated as Class A ordinary shares of our company upon the completion of our initial public offering.

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

As of March 31, 2020, we have awarded certain rights associated with 7,952,687 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2020, the number of our ordinary shares held by ZTO ES over which our directors and officers have such rights.

Class A
Name	Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
March 11, 2019
March 13, 2020
Jianfa Lai	*	June 28, 2016
March 13, 2020
Jilei Wang	*	June 28, 2016
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016,
March 28, 2017,
March 7, 2018,
March 11, 2019
March 13, 2020
Hongqun Hu	*	March 7, 2018,
March 11, 2019
March 13, 2020
Jianfeng Zhang	*	March 28, 2017,
March 7, 2018,
March 11, 2019
March 13, 2020
Total	1,945,373
*	Less than 1% of our total outstanding shares.

As of March 31, 2020, other employees as a group were granted the same rights associated with 6,007,314 Class A ordinary shares held by ZTO ES through our employee shareholding platform.

Certain of our employees paid subscription consideration of RMB 58.4 million in February 2015 relating to the issuance of 584,000 redeemable and contingently convertible share units. These share units were converted to partnership interests of the employee shareholding platform in June 2016, which correspond to the rights associated with 3,504,000 Class A ordinary shares of our company held by ZTO ES without additional subscription consideration.

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

The number of shares subject to the waiver of shareholder rights was reduced by 8,552,687 as a result of these grants and the remaining 7,447,313 Class A ordinary shares are still subject to the same waiver of shareholder rights.

On March 28, 2017, we agreed to award rights associated with 148,000 Class A ordinary shares and 641,150 Class A ordinary shares through the platform as share incentives to our directors and officers and other employees, respectively. Those awards vest in three equal batches on January 1, 2018, 2019 and 2020, respectively, and are conditioned upon such individuals’ continued service with our company. Awards with respect to 252,632 Class A ordinary shares, 252,632 Class A ordinary shares and 252,636 Class A ordinary shares vested on January 1, 2018, January 1, 2019 and January 1, 2020, respectively.

On March 7, 2018, we agreed to award rights associated with 906,949 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These share awards vested immediately upon grant.

On March 11, 2019, we agreed to award rights associated with 944,577 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These share awards vested immediately upon grant.

On March 13, 2020, we agreed to award rights associated with 785,097 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These share awards vested immediately upon grant.

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

Audit Committee. Our audit committee consists of Herman Yu, Qin (Charles) Huang and Xing Liu. Mr. Yu is the chairman of our audit committee. We have determined that Herman Yu, Qin (Charles) Huang and Xing Liu each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Xing Liu, Frank Zhen Wei and Qin (Charles) Huang. Mr. Liu is the chairman of our compensation committee. We have determined that Xing Liu, Frank Zhen Wei and Qin (Charles) Huang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Frank Zhen Wei, Qin (Charles) Huang and Tsun-Ming (Daniel) Kao. Mr. Wei is the chairman of our nominating and corporate governance committee. We have determined that Frank Zhen Wei, Qin (Charles) Huang and Tsun-Ming (Daniel) Kao each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to our memorandum and articles of association.

D.           Employees

As of December 31, 2017, 2018 and 2019, we had a total of 16,023, 15,700 and 19,009 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2019 by function:

Functional Area	Number of Employees	% of Total
Sorting	6,462	34.0
Transportation	4,042	21.3
Management and Administration	4,123	21.7
Customer Service	1,759	9.3
Operation Support	920	4.8
Technology and Engineering	1,461	7.7
Sales and Marketing	242	1.3
Total	19,009	100.0

In addition to our own employees, our workforce also includes 40,893 outsourced workers, as of December 31, 2019. Our network partners hire their own employees according to their operational needs.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 577,794,733 Class A ordinary shares and 206,100,000 Class B ordinary shares outstanding as of March 31, 2020, excluding (i) Class A ordinary shares issuable upon the exercise of outstanding share options and Class A ordinary shares reserved for issuance under our 2016 Plan, (ii) 7,447,313 Class A ordinary shares issued and reserved for the purpose of our employee shareholding platform, the holder of which has waived all shareholder rights attached to those shares, and (iii) the company’s repurchase of 12,209,069 Class A ordinary shares in the form of ADSs.

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

	Ordinary Shares Beneficially Owned
				Percentage	Percentage
	Class A	Class B	Total	of total	of
	ordinary	ordinary	ordinary	ordinary	aggregate
	shares	shares	shares	shares	voting power
Directors and Executive Officers:**
Meisong Lai(1)	7,958,313	206,100,000	214,058,313	27.3	78.4
Jianfa Lai(2)	66,587,959	—	66,587,959	8.5	2.5
Jilei Wang(3)	50,305,429	—	50,305,429	6.4	1.9
Lin Wan	—	—	—	—	—
Xing Liu	*	—	*	*	*
Frank Zhen Wei	*	—	*	*	*
Qin (Charles) Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Tsun-Ming (Daniel) Kao	*	—	*	*	*
Hongqun Hu	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
Huiping Yan	*	—	*	*	*
All Directors and Executive Officers as a Group	129,853,409	206,100,000	335,953,409	42.9	83.0
Principal Shareholders:
Zto Lms Holding Limited (4)	3,116,420	206,100,000	209,216,420	26.7	78.2
Alibaba Group Holding Limited (5)	68,287,037	—	68,287,037	8.7	2.6
Zto Ljf Holding Limited (6)	66,554,361	—	66,554,361	8.5	2.5
Zto Wjl Holding Limited (7)	50,185,429	—	50,185,429	6.4	1.9

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
**

Except for Messrs. Xing Liu, Frank Zhen Wei, Qin (Charles) Huang, Tsun-Ming (Daniel) Kao, Herman Yu and Lin Wan, the business address of our directors and executive officers is c/o No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Qin (Charles) Huang is Suite 1804, Tower 1, Admiralty Centre, Hong Kong. The business address of Mr. Tsun-Ming (Daniel) Kao is 20 Huahai Street, Liwan District, Guangzhou 510370, China. The business address of Mr. Herman Yu is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China. The business address of Mr. Lin Wan is c/o 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(1)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, (ii) 3,116,420 ADSs of the Issuer (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 1,439,666 of which were vested from restricted share units held by Mr. Meisong Lai, and (iii) 4,841,893 Class A ordinary shares held by ZTO ES for purpose of our employee shareholding platform and. We granted rights to receive dividends on, and to receive sale proceeds of, those 4,841,893 Class A shares held by ZTO ES to certain of our employees. ZTO ES remains the record holder of those shares and retains the voting rights with respect to those shares. Mr. Meisong Lai is the sole shareholder and the sole director of Zto Lms Holding Limited. Mr. Meisong Lai is the sole director of ZTO ES.

(2)

Represents (i) 60,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A ordinary shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement and (iii) 554,361 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai and (iv) 33,598 Class A ordinary shares held by ZTO ES. Mr. Jianfa Lai is the sole shareholder and the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai has the power to direct the sale of those 33,598 Class A ordinary shares held by ZTO ES.

(3)

Represents (i) 44,800,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A ordinary shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, (iii) 185,429 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited and vested from restricted share units held by Mr. Jilei Wang and (iii)120,000 Class A ordinary shares held by ZTO ES. Mr. Jilei Wang is the sole shareholder and the sole director of Zto Wjl Holding Limited. Mr. Wang has the power to direct the sale of those 120,000 Class A ordinary shares held by ZTO ES.

(4)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, and (ii) 3,116,420 ADSs of the Issuer (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 1,439,666 of which were vested from restricted share units held by Mr. Meisong Lai. The registered address of Zto Lms Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)

Represents 68,287,037 Class A ordinary shares beneficially owned by Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”), which consist of (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited (“AZIL”), an exempted company incorporated under the laws of Hong Kong, (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited (“Cainiao”), a company organized under the laws of the British Virgin Islands, and (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited (“NRF”), a company organized under the laws of the Cayman Islands, as reported in a Schedule 13D jointly filed by AGHL, AZIL, Cainiao and NRF on June 21, 2018. AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services. AZIL is an indirect wholly-owned special purpose subsidiary of AGHL. Cainiao is a majority owned indirect subsidiary of AGHL. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“NRSF”), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“NRSF GP”), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of AGHL, is the general partner of NRSF GP. AGHL is deemed to be the beneficial owner of the 68,287,037 Class A ordinary shares held by AZIL, Cainiao and NRF. The business address of AGHL, AZIL and NRF is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address of Cainiao is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(6)

Represents (i) 60,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A ordinary shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement and (iii) 554,361 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai. The registered address of Zto Ljf Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(7)

Represents (i) 44,800,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A ordinary shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, and (iii) 185,429 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited and vested from restricted share units held by Mr. Jilei Wang. The registered address of Zto Wjl Holding Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2020, 390,141,050 (49.0%) of our ordinary shares in the form of ADSs (including the 12,209,069 Class A ordinary shares in the form of ADSs repurchased by us) were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Preemptive Rights. If the company proposes to issue any of its securities, Ali ZT, Cainiao Smart and certain existing shareholders of the company shall have the right to acquire a portion of such securities equal to the quotient obtained by dividing (i) the number of shares of all securities owned by such shareholder by (ii) the total number of shares of all securities issued and outstanding, or such other percentage as may be mutually agreed among such shareholders following discussions with the company.

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

Registration Rights Agreement with New Retail Investments

In connection with the investment by Alibaba and Cainiao, we entered into a registration rights agreement, dated as of June 28, 2018, with New Retail Strategic Opportunities Investments 2 Limited, or New Retail Investments, an indirect wholly owned subsidiary of Alibaba. The registration rights agreement provides that the company shall file a registration statement prior to the first anniversary of the date of the registration rights agreement covering the resale of the Class A ordinary shares owned by New Retail Investments. New Retail Investments will bear the registration expenses related to the preparation and filing of the registration statement. The registration rights agreement contains customary indemnification provisions.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2016 Share Incentive Plan.”

Employee Shareholding Platform

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers—Employee Shareholding Platform.”

Other Transactions with Related Parties

As of December 31, 2019, certain of our employees and certain employees of Tonglu Tongze beneficially own 71.5% and 5.8% equity interest in Tonglu Tongze, respectively. Through written proxies, all shareholders of Tonglu Tongze have appointed three of our mid-level managers as nominee shareholders, who do not hold equity interests in Tonglu Tongze, to exercise all their shareholder rights except dividend rights. Daily operations of Tonglu Tongze are managed by its employees. We treat it as our related party. We incurred RMB479.1 million (US$68.8 million) of transportation service fees to Tonglu Tongze and its subsidiaries in 2019. As of December 31, 2019, we had RMB20.7 million (US$3.0 million) of accounts payable to Tonglu Tongze and its subsidiaries for transportation service.

Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred RMB212.5 million (US$30.5 million) for purchases of supplies from this company in 2019. As of December 31, 2019, we had RMB16.9 million (US$2.4 million) due to this company.

Shanghai Kuaibao Network Technology Ltd. is our equity investee. In 2019, we derived RMB2.9 million (US$0.4 million) of advertising revenue from this company.

In August 2016, we entered into an investment agreement with ZTO Supply Chain Management Co., Ltd., or ZTO LTL, and Mr. Jianfa Lai, a director and principal shareholder of our company, to invest RMB54.0 million in cash in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of our company. In August 2017, we increased investment in ZTO LTL by RMB36.0 million to maintain our equity interest in ZTO LTL at 18%. In July 2018, we made an additional investment in ZTO LTL of US$19,000 (RMB130,150) in cash, jointly with other investors, and our equity interest in ZTO LTL decreased to 17.7%. We incurred RMB63.8 million (US$9.2 million) of transportation service fees to ZTO LTL and derived RMB18.0 million (US$2.6 million) of rental income from ZTO LTL in 2019. As of December 31, 2019, we had RMB1.2 million (US$0.2 million) of accounts due to ZTO LTL for transportation service.

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

Starting in May 2017, our company and certain of directors and officers, and the underwriters of our company’s initial public offering in October 2016 (the “Underwriter Defendants”) have been named as defendants in the following putative securities class actions:

●	City of Birmingham Retirement and Relief System v. ZTO Express (Cayman) Inc., et al., 01-CV-2017-902004.00 (Cir. Ct. Jefferson County Ala., filed on May 16, 2017) (the “Alabama Action”);
●	Guo v. ZTO Express (Cayman) Inc., et al., 17 Civ. 03676 (Sup. Ct. Mateo County Ca., filed on August 11, 2017) (the “Guo Case”);
●	Nurlybayev v. ZTO Express (Cayman) Inc., et al., 1:17-cv-06130 (S.D.N.Y., filed on August 14, 2017) (the “New York Action”);
●	McGrath v. ZTO Express (Cayman) Inc., et al., 17 Civ. 03805 (Sup. Ct. Mateo County Ca., filed on August 21, 2017) (the “McGrath Case”);
●	The Ronald & Maxine Linde Foundation v. ZTO Express (Cayman) Inc., et al., 18 Civ. 00264 (Sup. Ct. Mateo County Ca., filed on January 17, 2018) (the “Linde Foundation Case”).

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

The California Actions:  On September 15, 2017, our company removed the Guo Case and McGrath Case to the federal District Court for the Northern District of California and the Underwriter Defendants consented to the removal. Also, on September 15, 2017, our company and the Underwriter Defendants filed a joint motion to transfer in the Guo Case and McGrath Case, requesting the court to transfer the two cases to the federal District Court for the Southern District of New York. On September 26, 2017, the plaintiffs filed motions to remand these two cases back to state court. On December 22, 2017, the court granted plaintiffs’ motions to remand and denied our and Underwriter Defendants’ joint motion to transfer. On February 15, 2018, our company and the Underwriter Defendants filed a joint motion to stay the Guo Case and McGrath Case in state court. On April 24, 2018, the court granted the Company and the Underwriter Defendants’ motion, and the case remains stayed.

The New York Action: On October 16, 2017, three sets of purported shareholders filed motions to appoint themselves as lead plaintiffs of the purported plaintiff class and appoint their designated counsel as lead counsel. On November 13, 2017, the court appointed a lead plaintiff and approved the lead plaintiff’s selection of lead counsel. On January 8, 2018, the lead plaintiff filed an amended complaint. On February 20, 2018, our company and the Underwriter Defendants filed a joint motion to dismiss the amended complaint. On July 17, 2019, the Court granted defendants' joint motion to dismiss. On September 10, 2019, Plaintiffs moved for leave to file a second amended complaint, which the Company and the Underwriter Defendants opposed. That motion remains pending.

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

On March 13, 2020, the board of directors approved a special dividend of US$0.3 per ADS for 2019, to be paid to shareholders of record as of the close of business on April 8, 2020.

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our second amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 4th Floor, 400 Madison Avenue, New York, New York 10017.Under our second amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See "Item 6.C. Directors, Senior Management and Employees-Board Practices-Board of Directors.”

Ordinary Shares.

General.Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required; and
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our second amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Changes in Capital. The company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe. The company may by ordinary resolution:

(a)increase its share capital by new shares of such amount as it thinks expedient;
(b)consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
(c)subdivide its shares, or any of them, into shares of an amount smaller than that fixed by the Memorandum and Articles of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the Share from which the reduced share is derived; and
(d)cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	an act which is illegal or ultra vires;

●	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and
●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that we shall indemnify our directors and officers against all losses, damages, costs, expenses, actions, proceedings, charges or liabilities incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposal before a meeting and provides limited rights for shareholders to requisition a general meeting. However, these rights may be provided in articles of association. Our Memorandum and Articles of Association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties, etc. of an enterprise. In April 2009, the State Administration of Taxation issued a circular, as amended in November 2013 and December 2017 and partially invalid, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i)the primary location of the day-to-day operational management is in the PRC; (ii)decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii)the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv)at least 50% of voting board members or senior executives habitually reside in the PRC.

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

The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Public Notice 7 in 2015. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Announcement 37, promulgated on October 17, 2017 and came into effect on December 1, 2017, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under SAT Announcement 37 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Announcement 37 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Under the Circular 58 and the Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. The SAT promulgated the Announcement of the State Administration of Taxation on Enterprise Income Tax Issues concerning the Implementation of the Catalog of Encouraged Industries in the Western Region thereafter, and from October 1, 2014, the payment of enterprise income tax at the reduced tax rate of 15% shall cease to apply to enterprises that have enjoyed policies for preferential treatment of enterprise income tax under the Circular 12 if their primary businesses no longer fall within the “encouraged” category of Catalog of Encouraged Industries in the Western Region. Afterwards, the SAT abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under the Circular 12.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value);
●	investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current income and assets, and the market value of our ADSs, we do not expect believe we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a national securities exchange that is registered with the SEC. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the NYSE, which is an established securities exchange in the United States. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2019, we had RMB11.1 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB1.1 billion in our cash and cash equivalents, restricted cash and short-term investment.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2019, we received a reimbursement of US$5.5 million, after deduction of applicable U.S. taxes, from the depositary.

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

For the period from October 26, 2016, the date that the Form F-1 was declared effective by the SEC, to December 31, 2019, we used all the above net proceeds and applied them as follows:

●	Approximately US$485.2 million to expand and upgrade our sorting hubs and transportation fleets;
●	Approximately US$358.4 million to repurchase our ordinary shares;
●	Approximately US$324.7 million to pay dividend;
●	Approximately US$110.0 million to support our financing business;
●	Approximately US$103.1 million to invest in equity investees; and
●	The remaining for working capital and other general corporate purposes.

ITEM 15.           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2019, has also audited the effectiveness of internal control over financial reporting as of December 31, 2019.

Changes in Internal Control over Financial Reporting

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

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	12,500	12,500
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 21, 2017, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$300 million during the 12-month period thereafter. We had purchased an aggregate of 15,625,375 ADSs for US$225.4 million on the open market under this program, at a weighted average price of US$14.42 per ADS, including repurchase commissions.

On November 14, 2018, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. In March 2020, our board of directors approved the extension of this share repurchase program to June 30, 2021. As of December 31, 2019, we had purchased an aggregate of 7,716,436 ADSs for US$133.7 million on the open market under this program, at a weighted average price of US$17.33 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

				(d) Maximum Dollar
			(c) Total Number	Value of ADSs that
			of ADSs Purchased	May Yet be
	(a) Total Number	(b) Average Price	as Part of Publicly	Purchased Under
	of	Paid	Announced Plans	the Plans or
Period	ADSs Purchased	per ADS (US$)	or Programs	Programs
November 2018	—	—	—	500,000,000
December 2018	1,700,000	15.85	1,700,000	473,060,261
January 2019	43,563	15.91	43,563	472,366,967
May 2019	1,668,069	17.94	1,668,069	442,433,803
June 2019	4,137,791	17.69	4,137,791	369,235,842
August 2019	167,013	17.88	167,013	366,250,322
Total	23,341,811	N/A	23,341,811	N/A

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

2.5*	Description of securities
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
4.4

English translation of Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.5

English translation of Exclusive Call Option Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.6

English translation of Equity Pledge Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.7

English translation of Voting Rights Proxy Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.8

English translation of Irrevocable Powers of Attorney granted by the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.9

English translations of Spousal Consents granted by each of Lai Yufeng, Fu Aiyun, Chen Xinyu, Shen Linxian, Wu Yanfen and Fan Feiqun (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.10

English translation of Road Transportation Agreement between ZTO Express and Tonglu Tongze dated December 22, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.11

English translation of form of Cooperation Agreement between ZTO Express and direct network partners of the Registrant (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.12

Share Purchase and Subscription Agreement by and among the Registrant, Onyx Gem Investment Holdings Limited, Hillhouse ZT Holdings Limited, Standard Chartered Private Equity (Mauritius) III Limited, Gopher China S.O. Project Limited and other parties thereto dated May 21, 2015 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.13

Share Subscription Agreement by and between the Registrant and Zto Es Holding Limited dated June 28, 2016 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.14

Share Purchase Agreement among ZTO Express (Cayman) Inc., Taobao China Holding Limited, Cainiao Smart Logistics Investment Limited, New Retail Strategic Opportunities Investments 2 Limited and Rising Auspicious Limited, dated May 29, 2018 (incorporated by reference to Exhibit 99.2 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018)

4.15

Investor Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited, dated June 12, 2018 (incorporated by reference to Exhibit 99.4 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018)

4.16

Registration Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited, dated June 12, 2018 (incorporated by reference to Exhibit 99.5 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018)

4.17

Registration Rights Agreement between ZTO Express (Cayman) Inc. and New Retail Strategic Opportunities Investments 2 Limited, dated June 28, 2018 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 16, 2019 (File No. 001-37922))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZTO Express (Cayman) Inc.

	By:	/s/ Meisong Lai
		Name:	Meisong Lai
		Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 21, 2020

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and the related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-02, Leases (Topic 842). This change has been applied on a modified retrospective basis effective on January 1, 2019.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenues— Refer to Note 2(r) to the financial statements

Critical Audit Matter Description

The Company generated 88.7 % of its revenues from express delivery services in 2019. The revenues from express delivery services are primarily driven by parcel volume and the network transit fee the Company charges network partners for each parcel going through the Company’s network. The Company recognizes revenues from express delivery services over the delivery time and uses automated systems to process and record its revenue transactions.

We identified accuracy of express delivery services revenue as a critical audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the Company's systems given the complexity of the systems and the significant volume of data processed by the systems.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition comprised the following control testing and analytical procedure, among others:

•	With the assistance of our IT specialists and data specialists:
•	We tested the IT environment in which the revenue pricing and settlement module resides, including interface controls between different IT applications.
•	We tested the key controls over the authorization of the rate changes and the input of such rates to the operation systems.
•	We tested the key controls over the authorization of the weight and route changes and the input of such data to the operation systems.
•	We tested the key controls over automatic calculation of delivery service fee.
•	We reconciled the revenue data recorded in operation systems to the general ledger.
•	We reconciled the revenue data recorded in general ledger with cash received from each network partner.
•	We performed analytical procedure over the revenue generated from waybill sales by developing expected amount with parcel volume and average price per parcel.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2020

We have served as the Company's auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc., its subsidiaries, variable interest entity and subsidiaries of variable interest entity (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 21, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of a new accounting standard and the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2020

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		4,622,554	5,270,204	757,017
Restricted cash		400	7,210	1,036
Accounts receivable, net of allowance for doubtful accounts of RMB13,996 and RMB15,204 at December 31, 2018 and 2019, respectively		596,995	675,567	97,039
Financing receivables, net of allowance for doubtful accounts of RMB4,139 and RMB9,159 at December 31, 2018 and 2019, respectively		517,983	511,124	73,418
Short-term investment		13,599,852	11,113,217	1,596,314
Inventories		43,813	43,845	6,298
Advances to suppliers		337,874	438,272	62,954
Prepayments and other current assets	4	1,507,996	1,964,506	282,183
Amounts due from related parties	17	6,600	74,312	10,674
Total current assets		21,234,067	20,098,257	2,886,933
Investments in equity investees	9	2,207,410	3,109,494	446,651
Property and equipment, net	5	9,035,704	12,470,632	1,791,294
Land use rights, net	6	1,969,176	2,508,860	360,375
Intangible assets, net	10	54,227	48,029	6,899
Operating lease right-of-use assets	7	—	901,956	129,558
Goodwill	8	4,241,541	4,241,541	609,259
Deferred tax assets	13	318,063	403,587	57,972
Long-term investment		—	946,180	135,910
Long-term financing receivables, net of allowance for doubtful accounts of nil and RMB14,097 at December 31, 2018 and 2019, respectively.		—	549,775	78,970
Other non-current assets		622,669	612,191	87,936
TOTAL ASSETS		39,682,857	45,890,502	6,591,757
LIABILITIES, AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Accounts payable		1,311,807	1,475,258	211,908
Advances from customers		436,710	1,210,887	173,933
Income tax payable		405,683	80,272	11,530
Amounts due to related parties	17	132,216	38,943	5,594
Operating lease liabilities	7	—	298,728	42,910
Acquisition consideration payable	3	19,581	22,942	3,295
Dividends payable		1,699	1,629	234
Other current liabilities	11	2,833,769	3,552,288	510,254
Total current liabilities		5,141,465	6,680,947	959,658
Non- current operating lease liabilities	7	—	504,442	72,459
Deferred tax liabilities	13	157,940	207,896	29,862
Acquisition consideration payable	3	22,942	—	—
Other non-current liabilities		90,961	93,820	13,476
TOTAL LIABILITIES		5,413,308	7,487,105	1,075,455
Commitments and contingencies (Note 18)

Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 811,267,551 shares issued and 785,463,859 shares outstanding as of December 31, 2018; 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019)	15	523	517	74
Additional paid-in capital		24,137,681	22,336,594	3,208,451
Treasury shares, at cost		(1,545,077)	(1,436,767)	(206,379)
Retained earnings		11,052,395	16,726,540	2,402,617
Accumulated other comprehensive income		571,716	675,720	97,061
ZTO Express (Cayman) Inc. shareholders' equity		34,217,238	38,302,604	5,501,824
Noncontrolling interests	12	52,311	100,793	14,478
Total Equity		34,269,549	38,403,397	5,516,302
TOTAL LIABILITIES AND EQUITY		39,682,857	45,890,502	6,591,757

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB	US$
					(Note 2)
Revenues (including related party revenue of nil, nil and RMB36,366 for the years ended December 31, 2017, 2018 and 2019, respectively)		13,060,073	17,604,451	22,109,946	3,175,895
Cost of revenues (including related party cost of revenues of RMB887,900, RMB677,831 and RMB755,445 for the years ended December 31, 2017, 2018 and 2019, respectively)		(8,714,489)	(12,239,568)	(15,488,778)	(2,224,824)
Gross profit		4,345,584	5,364,883	6,621,168	951,071
Operating income (expenses)
Selling, general and administrative		(780,517)	(1,210,717)	(1,546,227)	(222,102)
Other operating income, net		183,368	178,057	387,890	55,717
Total operating expenses		(597,149)	(1,032,660)	(1,158,337)	(166,385)
Income from operations		3,748,435	4,332,223	5,462,831	784,686
Other income (expenses)
Interest income		166,325	401,162	585,404	84,088
Interest expense		(15,668)	(780)	—	—
Gain/(loss) on disposal of equity investees and subsidiary		—	562,637	(2,860)	(411)
Impairment of investment in equity investees		(30,000)	—	(56,026)	(8,048)
Unrealized gain from investment in equity investee		—	—	754,468	108,373
Foreign currency exchange gain/(loss)		(48,149)	41,189	13,301	1,911
Income before income tax and share of loss in equity method investments		3,820,943	5,336,431	6,757,118	970,599
Income tax expense	13	(646,361)	(929,133)	(1,078,295)	(154,887)
Share of loss in equity method investments		(15,682)	(19,386)	(7,556)	(1,085)
Net income		3,158,900	4,387,912	5,671,267	814,627
Net loss/(income) attributable to noncontrolling interests		763	(4,887)	2,878	413
Net income attributable to ZTO Express (Cayman) Inc.		3,159,663	4,383,025	5,674,145	815,040
Net income attributable to ordinary shareholders		3,159,663	4,383,025	5,674,145	815,040
Net earnings per share attributable to ordinary shareholders	16
Basic		4.41	5.83	7.24	1.04
Diluted		4.40	5.82	7.23	1.04
Weighted average shares used in calculating net earnings per ordinary share
Basic		717,138,526	751,814,077	784,007,583	784,007,583
Diluted		717,599,562	752,672,956	784,331,120	784,331,120
Net income		3,158,900	4,387,912	5,671,267	814,627
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		(590,545)	867,612	104,004	14,939
Comprehensive income		2,568,355	5,255,524	5,775,271	829,566
Comprehensive loss/(income) attributable to noncontrolling interests		763	(4,887)	2,878	413
Comprehensive income attributable to ZTO Express (Cayman) Inc.		2,569,118	5,250,637	5,778,149	829,979

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders' Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Noncontrolling
	Ordinary shares		capital	cost	earnings	income/(loss)	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	720,564,604	471	15,940,206	—	3,509,707	294,649	19,745,033	5,714	19,750,747
Net income (loss)	—	—	—	—	3,159,663	—	3,159,663	(763)	3,158,900
Foreign currency translation adjustments	—	—	—	—	—	(590,545)	(590,545)	—	(590,545)
Share based compensation	—	—	40,725	—	—	—	40,725	—	40,725
Repurchase of ordinary shares	(9,759,888)	—	—	(914,611)	—	—	(914,611)	—	(914,611)
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	—	1,000	1,000
Acquisition of noncontrolling interest of the Company's subsidiaries	—	—	(4,952)	—	—	—	(4,952)	53	(4,899)
Balance at December 31, 2017	710,804,716	471	15,975,979	(914,611)	6,669,370	(295,896)	21,435,313	6,004	21,441,317

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Noncontrolling
	Ordinary shares		capital	cost	earnings	income/(loss)	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	710,804,716	471	15,975,979	(914,611)	6,669,370	(295,896)	21,435,313	6,004	21,441,317
Net income	—	—	—	—	4,383,025	—	4,383,025	4,887	4,387,912
Foreign currency translation adjustments	—	—	—	—	—	867,612	867,612	—	867,612
Share based compensation and ordinary shares issued for share based compensation	2,363,519	—	142,940	106,538	—	—	249,478	—	249,478
Repurchase of ordinary shares	(7,565,487)	—	—	(737,004)	—	—	(737,004)	—	(737,004)
Capital contribution from noncontrolling interest shareholder	—	—	23,740	—	—	—	23,740	41,420	65,160
Distribution of dividends	—	—	(896,835)	—	—	—	(896,835)	—	(896,835)
Issuance of ordinary shares	79,861,111	52	8,891,857	—	—	—	8,891,909	—	8,891,909
Balance at December 31, 2018	785,463,859	523	24,137,681	(1,545,077)	11,052,395	571,716	34,217,238	52,311	34,269,549

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Noncontrolling
	Ordinary shares		capital	cost	earnings	income/(loss)	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	785,463,859	523	24,137,681	(1,545,077)	11,052,395	571,716	34,217,238	52,311	34,269,549
Net income (loss)	—	—	—	—	5,674,145	—	5,674,145	(2,878)	5,671,267
Foreign currency translation adjustments	—	—	—	—	—	104,004	104,004	—	104,004
Share based compensation and ordinary shares issued for share based compensation	2,500,041	—	190,065	126,601	—	—	316,666	—	316,666
Repurchase of ordinary shares	(6,016,436)	—	—	(738,746)	—	—	(738,746)	—	(738,746)
Capital contribution from noncontrolling interest shareholder	—	—	—	—	—	—	—	51,360	51,360
Distribution of dividends	—	—	(1,270,703)	—	—	—	(1,270,703)	—	(1,270,703)
Cancellation of ordinary shares	—	(6)	(720,449)	720,455	—	—	—	—	—
Balance at December 31, 2019	781,947,464	517	22,336,594	(1,436,767)	16,726,540	675,720	38,302,604	100,793	38,403,397

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Operating activities
Net income	3,158,900	4,387,912	5,671,267	814,627
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation	40,725	249,478	316,666	45,486
Depreciation and amortization	560,366	853,718	1,264,566	181,643
Loss on disposal of property and equipment	21,434	29,226	16,159	2,321
Allowance for doubtful accounts	10,200	9,326	24,293	3,489
Deferred income tax	(29,035)	(139,081)	(40,527)	(5,821)
Loss/(gain) on disposal of equity investees and subsidiary	—	(562,637)	2,860	411
Unrealized gain from investment in equity investee	—	—	(754,468)	(108,373)
Impairment of equity investees	30,000	—	56,026	8,048
Share of loss in equity method investments	15,682	19,386	7,556	1,085
Changes in operating assets and liabilities:
Accounts receivable	(100,231)	(309,431)	(84,468)	(12,133)
Financing receivables	(64,030)	(458,092)	1,839	264
Inventories	(271)	(9,582)	(32)	(5)
Advances to suppliers	(109,241)	(114,616)	(129,364)	(18,582)
Prepayments and other current assets	(339,853)	(764,223)	(545,079)	(78,296)
Amounts due from related parties	—	—	(67,712)	(9,726)
Operating lease right-of-use assets	—	—	(57,625)	(8,277)
Other non-current assets	(31,191)	(2,094)	(562,100)	(80,741)
Accounts payable	252,716	422,668	156,056	22,416
Advances from customers	29,241	177,745	774,177	111,204
Amounts due to related parties	(16,512)	17,303	(93,273)	(13,398)
Income tax payable	(196,384)	175,012	(303,500)	(43,595)
Operating lease liabilities	—	—	35,476	5,095
Other current liabilities	338,123	412,802	629,841	90,472
Other non-current liabilities	60,045	9,231	(14,448)	(2,075)
Net cash provided by operating activities	3,630,684	4,404,051	6,304,186	905,539
Cash flows from investing activities
Purchases of property and equipment	(2,572,242)	(3,323,822)	(4,635,685)	(665,875)
Purchases of land use rights	(254,497)	(657,454)	(590,733)	(84,853)
Cash paid for business acquisitions, net of cash received	—	(110,423)	(19,581)	(2,813)
Investments in equity investees	(89,055)	(1,865,309)	(218,260)	(31,351)
Purchases of short-term investments	(10,126,703)	(13,634,396)	(14,061,179)	(2,019,762)
Maturity of short-term investments	4,725,872	5,834,805	16,699,480	2,398,730
Purchases of long-term investment	—	—	(957,870)	(137,589)
Cash received from disposal of equity investees and subsidiary	—	797,850	1,350	194
Cash received from disposal of land use rights	—	71,723	—	—
Others	22,078	14,393	118,265	16,988
Net cash used in investing activities	(8,294,547)	(12,872,633)	(3,664,213)	(526,331)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	8,891,909	—	—
Proceeds from capital contribution from noncontrolling interest shareholder	1,000	65,160	51,360	7,377
Proceeds from short-term borrowing	550,000	—	—	—
Repurchase of ordinary shares	(857,658)	(769,811)	(762,893)	(109,583)
Repayment of short-term borrowing	(750,000)	(250,000)	—	—
Payment of dividends	—	(895,136)	(1,270,773)	(182,534)
Others	(4,900)	—	—	—
Net cash provided by/used in financing activities	(1,061,558)	7,042,122	(1,982,306)	(284,740)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(424,000)	275,680	(3,207)	(461)
Net change in cash, cash equivalents and restricted cash	(6,149,421)	(1,150,780)	654,460	94,007
Cash, cash equivalents and restricted cash at beginning of year	11,923,155	5,773,734	4,622,954	664,046
Cash, cash equivalents and restricted cash at end of year	5,773,734	4,622,954	5,277,414	758,053

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash and cash equivalents	5,425,024	4,622,554	5,270,204
Restricted cash	348,710	400	7,210
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	5,773,734	4,622,954	5,277,414

The accompanying notes are an integral part of these consolidated financial statements

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	871,780	893,202	1,422,322	204,304
Interest expense paid	15,668	780	—	—

Supplemental disclosure on non-cash investing and financing activities:

In October 2017, the Company acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries (the "COE Business") for a consideration of HK$180.0 million (approximate to RMB152.9 million) in cash. Details of this business combination are set out in Note 3. In conjunction with the acquisition, non-cash investing and financing activities are as follows:

RMB

Cash consideration payable	152,946
Fair value of assets acquired	79,096

As of December 31, 2017, 2018 and 2019, payables for repurchasing the ordinary shares are RMB56,953, RMB24,146 and nil, respectively.

As of December 31, 2017, 2018 and 2019, payables for dividends are nil, RMB1,699 and RMB1,629, respectively.

As of December 31, 2017, 2018 and 2019, payables for equity investment are RMB35,000, RMB5,000 and RMB5,000, respectively.

As of December 31, 2017, 2018 and 2019, payables for purchase of property and equipment are RMB710,002, RMB973,620 and RMB1,076,935, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the “Company” or “ZTO”) was incorporated under the laws of Cayman Islands on April 8, 2015. The Company, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Company”) are principally engaged in express delivery services in the People's Republic of China (“PRC”) through a nationwide network partner model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)            Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)            Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Company evaluates the need to consolidate its VIE of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

Consolidation of Variable Interest Entities

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. To provide the Company effective control over its variable interest entity, ZTO Express Co., Ltd. (“ZTO Express”) and receive substantially all of the economic benefits of ZTO Express, the Company's wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. (“Shanghai Zhongtongji Network”) entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

Agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreement & Irrevocable Powers of Attorney

Under which each shareholder of ZTO Express has executed a power of attorney to grant Shanghai Zhongtongji Network the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convene, attend and vote at shareholders' meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Zhongtongji Network terminates the agreement by giving a prior written notice or gives its consent to the termination by ZTO Express.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)            Principles of consolidation (continued)

Exclusive Call Option Agreement

Under which the shareholders of ZTO Express granted Shanghai Zhongtongji Network or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in ZTO Express when and to the extent permitted by PRC law. Shanghai Zhongtongji Network or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Zhongtongji Network's written consent, the shareholders of ZTO Express shall not transfer, donate, pledge, or otherwise dispose any equity interests of ZTO Express in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Zhongtongji Network, but not by ZTO Express or its shareholders.

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

The agreements that transfer economic benefits to the Company include:

Exclusive Consulting and Services Agreement

Under which ZTO Express engages Shanghai Zhongtongji Network as its exclusive technical and operational consultant and under which Shanghai Zhongtongji Network agrees to assist in business development and related services necessary to conduct ZTO Express's operational activities. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of Shanghai Zhongtongji Network. The agreements will be effective as long as ZTO Express exists. Shanghai Zhongtongji Network may terminate this agreement at any time by giving a prior written notice to ZTO Express.

Under the above agreements, the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network the power to exercise all voting rights to which they were entitled. In addition, Shanghai Zhongtongji Network has the option to acquire all of the equity interests in ZTO Express, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Zhongtongji Network is entitled to receive service fees for services provided to ZTO Express.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)            Principles of consolidation (continued)

The Call Option Agreements and Voting Rights Proxy Agreements provide the Company with effective control over the VIE, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through Shanghai Zhongtongji Network, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from ZTO Express, the Company is deemed the primary beneficiary of ZTO Express. Accordingly, the Company consolidates the ZTO Express's financial results of operations, assets and liabilities in the Company's consolidated financial statements.

The Company believes that the contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on the Company’s operation through any transactions between the Company’s PRC subsidiaries and consolidated affiliated entities;
●	imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;
●	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or
●	restricting or prohibiting the Company’s use of the proceeds of its initial public offering to finance its business and operations in China.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)            Principles of consolidation (continued)

The amounts and balances of ZTO Express and its subsidiaries (the “VIE”) after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,
	2018	2019
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	575,605	528,722
Restricted cash	400	—
Accounts receivable, net	519,389	635,606
Financing receivables, net	—	172,267
Inventories	40,480	42,134
Advances to suppliers	118,216	46,534
Prepayments and other current assets	984,004	1,241,975
Amounts due from related parties	6,600	18,364
Total current assets	2,244,694	2,685,602
Investments in equity investees	124,590	114,447
Property and equipment, net	4,541,751	5,920,211
Land use rights, net	1,085,729	1,150,849
Operating lease right-of-use assets	—	853,092
Goodwill	4,157,111	4,157,111
Deferred tax assets	213,745	234,080
Long-term financing receivables	—	536,473
Other non-current assets	118,858	120,877
TOTAL ASSETS	12,486,478	15,772,742
Liabilities
Current liabilities:
Accounts payable	1,093,822	1,448,490
Advances from customers	435,784	1,185,920
Income tax payable	16,692	9,359
Amounts due to related parties	622,298	769,951
Operating lease liabilities	—	273,524
Other current liabilities	2,119,810	2,536,131
Total current liabilities	4,288,406	6,223,375
Non-current operating lease liabilities	—	478,327
Deferred tax liabilities	94,364	123,173
TOTAL LIABILITIES	4,382,770	6,824,875

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)            Principles of consolidation (continued)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Total revenue	12,866,016	17,127,930	21,465,515
Net income	726,915	720,323	841,707
Net cash generated from operating activities	1,256,049	436,074	1,783,718
Net cash used in investing activities	(703,679)	(777,197)	(1,831,001)
Net cash provided by (used in) financing activities	(203,900)	(206,260)	—
Net increase (decrease) in cash and cash equivalents	348,470	(547,383)	(47,283)
Cash and cash equivalents and restricted cash at beginning of year	774,918	1,123,388	576,005
Cash and cash equivalents and restricted cash at end of year	1,123,388	576,005	528,722

The VIE contributed 98.5%, 97.3% and 97.1% of the Company's consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIE accounted for an aggregate of 31% and 34%, respectively, of the consolidated assets, and 81% and 91%, respectively, of the consolidated liabilities.

The VIE pays transportation fees and service fees pursuant to the Exclusive Consulting and Services Agreements to Shanghai Zhongtongji Network (the “WFOE”) based on the VIE’s operating results and WFOE’s operating cost of sorting hubs and the Company's owned fleet. The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. The inter-company transportation fees and service fees charged by WFOE were RMB5,982,432, RMB7,776,622 and RMB9,420,012 for the years ended December 31, 2017, 2018 and 2019, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

The Company believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)            Principles of consolidation (continued)

Nonconsolidated Variable Interest Entity

Tonglu Tongze Logistics Ltd. and its subsidiaries (“Tonglu”), established in 2013, are transportation service companies providing line-haul transportation services to the Company. Tonglu is majority owned by the employees of the Company who are considered as related parties to the Company. The variable interests in Tonglu held by the Company are in the form of a waiver of management fees. The Company has concluded that it is not the primary beneficiary of Tonglu as it does not have the obligation to absorb losses of Tonglu that could potentially be significant to Tonglu or the right to receive benefits from Tonglu that could potentially be significant to Tonglu.

The Company had transactions with Tonglu for the years ended December 31, 2017, 2018 and 2019 and amounts due to Tonglu as of December 31, 2018 and 2019 for transportation service received from Tonglu, in connection with a contractual arrangement and considered by management to be on terms that are commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 17 (a) and (b).

(c)            Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Company bases its estimates on historical experience and other relevant factors. Significant accounting estimates reflected in the Company’s financial statements include assessment of allowance for doubtful accounts, useful lives of long-lived assets, realization of deferred tax assets, impairment assessment of long-lived assets and goodwill, and valuation of investments in equity investees. Actual results may differ from those estimates.

(d)           Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

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

The short-term financial instruments, which consist of cash and cash equivalents, accounts receivable, financing receivable, short-term investment, amounts due from related parties, advances to suppliers, prepayments and other current assets, accounts payable, advances from customers, amounts due to related parties, and other current liabilities, are recorded at costs which approximate their fair values due to the short-term nature of these instruments. The carrying values of long-term financing receivables and long-term investment which are time deposits, approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Company measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measure of fair value. An impairment charge to these investments is recorded when the carry amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2017, 2018 and 2019, no impairment of equity method investments was recorded.

Beginning January 1, 2018, the Company's equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of Accounting Standards Update ("ASU") 2016-01 "Recognition and Measurement of Financial Assets and Liabilities" (the "Measurement Alternative"). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Company recognized an unrealized gain of RMB 754,468 related to the investee of Cai Niao as a result of an observable price change event for the year ended December 31, 2019. The Company recognized impairment losses of RMB30,000, nil and RMB56,026 related to equity investments without readily determinable fair values for the years ended December 31, 2017, 2018 and 2019, respectively (note 9).

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, plant, and equipment, right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)            Foreign currency translation

The Company's reporting currency is Renminbi (“RMB”). The functional currency of the Company and subsidiaries incorporated outside the mainland China is the United States dollar (“US dollar” or “US$”) or Hong Kong dollar. The functional currency of all the other subsidiaries and the VIE is RMB. The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Operations and Comprehensive Income.

The financial statements of the Company are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

(f)            Convenience translation

The Company’s business is primarily conducted in China and almost all of the Company’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2019 were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

(g)            Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(h)            Restricted cash

Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes and letter of guarantee for international forwarding services.

(i)             Short-term and long-term investment

Short-term investment primarily comprises of time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates or principal not-guaranteed with certain financial institutions, whereby the Company has the intent and the ability to hold to maturity within one year. Long-term investment comprises of time deposits with maturities more than one year. The Company classifies the short-term investment and long-term investment as held-to-maturity securities and stated at amortized cost.

For investments classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320. The other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the investment’s amortized cost basis over its fair value at the balance sheet date for which the assessment is made. No impairment losses in relation to its short-term and long-term investments were recorded for the years ended December 31, 2017, 2018 and 2019.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)             Short-term and long-term investment (continued)

The Company recorded interest income of RMB 74,127, RMB307,084 and RMB 432,566 from the short-term and long-term investments in the consolidated statements of comprehensive income for the years ended December 31, 2017, 2018 and 2019, respectively.

(j)             Financing receivables, net

The Company started to provide financial services to its network partners in 2017 with credit terms mainly ranging from three months to three years. Total outstanding financing receivables as of December 31, 2018 and 2019 were RMB517,983 and RMB1,060,899, respectively, among which nil and RMB549,775 were recorded in long-term financing receivables. Such amounts are measured at amortized cost and reported in the Consolidated Balance Sheets at the outstanding principal amount less allowance for doubtful accounts . The accrued interest receivables are also included in financing receivables as of the balance sheet date. Allowance for doubtful accounts relating to financing receivables represents the Company's best estimate of the losses inherent in the outstanding portfolio of financing receivables. RMB4,139 and RMB9,159 of allowance for doubtful accounts relating to short-term financing receivables, and nil and RMB14,097 relating to long-term financing receivables were recorded as of December 31, 2018 and 2019, respectively. The losses related to doubtful accounts were nil, RMB4,139 and RMB19,117 for the years ended December 31, 2017, 2018, and 2019, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB1,161, RMB24,917, and RMB70,228 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)           Investments in equity investees

Investments in equity investees of the Company are comprised of investments in privately-held companies. The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Company records equity method adjustments in share of profits and losses. Equity method adjustments include the Company’s proportionate share of investee income or loss, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Company’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Company’s cumulative equity in the investee's earnings are considered as a return of investment and classified as cash inflows from investing activities. The Company continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company considers in determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investment is written down to fair value.

Prior to January 1, 2018, for equity investment over which the Company does not have significant influence or control, the cost method of accounting was used. Effective January 1, 2018, upon adoption of ASU 2016-01, the Company elected to measure the investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

(n)            Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

(o)           Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in the Company’s acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the Company proceeds to a two-step process to test goodwill for impairment, including comparing the fair value of the reporting unit to its carrying value (including attributable goodwill). Fair value for the Company’s reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions including revenue growth rates, operating margins, discount rates and expected capital expenditures. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)            Share based compensation

The Company grants share options, ordinary share units and restricted share units to eligible employees, management and directors and accounts for these share based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of forfeitures, over the requisite service period, which is the vesting period. The Company elects to recognize forfeitures when they occur. When there is a modification of the terms and conditions of an award, the Company measures the pre-modification and post-modification fair value of the share based awards as of the modification date and recognizes the incremental value and the remaining unrecognized compensation expenses as compensation cost over the remaining service period. In determining the fair value of share options, ordinary share units and restricted share units, the closing market price of the underlying shares on the grant date is applied.

(q)            Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock.

(r)             Revenue recognition

The Company derives a substantial part of its revenues from express delivery services provided to its network partners, mainly including parcel sorting and line-haul transportation. In addition, the Company directly provides express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. The Company also provides freight forwarding services to customers. Revenues generated from express delivery services and freight forwarding services are recognized over time as the Company performs the services.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount the Company expects to earn in exchange for the product.

Prior to January 1, 2018, the Company recognized express delivery services revenue and freight forwarding services revenue when the parcels were delivered. On January 1, 2018, using the modified retrospective method, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," including related amendments and implementation guidance (collectively, "ASC 606"). Upon the adoption of ASC 606, the Company generally recognizes revenue over time as the Company performs the services stipulated in the contract because of the continuous transfer of control to the customer. The cumulative adjustment to the Company's retained earnings as of January 1, 2018 for the cumulative effect of initially applying the new standard was immaterial due to the short service period, and therefore, the retained earnings as of January 1, 2018 was not adjusted. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r) Revenue recognition (continued)

Disaggregation of Revenue

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Express delivery services	12,173,690	93.2	15,400,080	87.5	19,606,214	2,816,256	88.7
Freight forwarding services	269,557	2.1	1,278,741	7.3	1,235,961	177,535	5.6
Sale of accessories	591,716	4.5	812,866	4.6	1,089,977	156,565	4.9
Others	25,110	0.2	112,764	0.6	177,794	25,539	0.8
Total revenues	13,060,073	100.0	17,604,451	100.0	22,109,946	3,175,895	100.0

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. GAAP. The customer generally contracts with the Company for distinct services. Substantially all of the Company's service contracts include only one performance obligation, the express delivery or freight forwarding services. However, if a contract contains more than one performance obligation, the Company allocates the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation. In these instances, as the Company frequently sells standard express delivery services and freight forwarding services with observable standalone sales prices, the observable standalone sales are used to determine the standalone selling prices of express delivery services and freight forwarding services.

Satisfaction of Performance Obligations

The Company generally recognizes revenue over time as the Company performs the services stipulated in the contract because of the continuous transfer of control to the customer. The customers receive the benefit of the services as the goods are transported from one location to another. That is, if the Company was unable to complete the delivery, the service that was already performed by the Company would not need to be reperformed. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. It normally takes one to seven days for the Company to complete the performance obligation.

Variable Consideration

The Company provides customers with certain volume-based incentives in relation to express delivery services, which represent variable considerations and are recorded as reductions to the related revenue. The Company estimates the variable considerations in the most likely amounts it expects to earn. As the incentives are generally determined on a monthly basis, the uncertainty in estimating the variable considerations to be recorded is very limited.

Principal vs. Agent Considerations

In its express delivery services provided to pickup outlets, the Company utilizes delivery outlets operated by its network partners to perform the dispatching services. The Company only fulfills parcel sorting and line-haul transportation services. U.S. GAAP requires the Company to use a control-model approach to evaluate whether the Company performs services directly to the customers (as a principal) or arranges for services to be provided by another party (as an agent). Based on an evaluation of the control model, the Company has determined that it acts as a principal in providing sorting and line haul transportation services to the pickup outlets as the Company is primarily responsible for the delivery of parcels between sorting hubs and has the ability to control the related services. The Company acts as an agent for dispatching services as it arranges for such services to be provided by the delivery outlets. Therefore, the revenue is recorded net of the dispatching fees paid to the delivery outlets.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)             Revenue recognition (continued)

The Company also provides express delivery services to certain enterprise customers. According to the contracts with the enterprise customers, the Company is primarily responsible for and has control over the entire delivery process including the dispatching services. Therefore, the Company has determined that it acts as a principal for all the express delivery services provided to enterprise customers and accordingly, the revenue is recorded on a gross basis, including the dispatching fees paid to the delivery outlets.

Contract Assets and Liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2018 and 2019.

Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2018 and 2019.

Practical expedients and exemptions

The Company elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Company recognizes revenues at the amount to which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(s)            Cost of revenues

Cost of revenues mainly consists of the following:

●	line-haul transportation costs, including payments to outsourced transportation companies, as well as costs associated with the Company’s own transportation infrastructure, including, labor costs of truck drivers, depreciation of self-owned trucks, airfare cost, fuel cost, and road toll,
●	operating costs for the ZTO delivery IT platform,
●	cost of hub operations, such as operators' labor costs and depreciation and lease costs, and
●	cost of accessories including portable barcode readers, thermal papers and packaging materials.
●	cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.

(t)             Income taxes

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss are carried forwards by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

(u)            Comprehensive income

Comprehensive income is defined to include all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)            Leased assets

As a lessee

The Company leases office space, sorting hubs and warehouse facilities in different cities in PRC under operating leases. Effective January 1, 2019, the Company adopted ASU No. 2016-02 "Leases" (ASC 842) using the modified retrospective approach. The Company elected the transition package of practical expedients permitted within the standard, which allowed it not to reassess initial direct costs, lease classification, or whether the contracts contain or are leases for any leases that existed prior to January 1, 2019. Upon the adoption, the Company recognized operating lease right of use ("ROU") assets of RMB844,331, with corresponding lese liabilities of RMB767,694 on the consolidated balance sheets. The operating lease ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the Company's beginning retained earnings, or the Company's prior year financial statements.

Under ASC 842, the Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Company's incremental borrowing rate, an estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Company measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. Some of the Company's lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Company does not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

The Company determines its land use right agreements contain operating leases of land under ASC 842. However, this determination does not result in any changes to the accounting for land use rights as the cost for land use rights are fully prepaid and no liabilities would be recorded.

As a lessor

The Company's lessor arrangements include operating leases of land and buildings to its network partners. Under ASC 842, lessors account for operating leases in a manner similar to how they account for operating leases under ASC 840. The Company continues to recognize the underlying assets and records the lease payments as income over the lease term on a straight-line basis.

(w)           Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, other receivables, advances to suppliers, prepayments and other current assets, long-term investment and long-term financing receivables. The Company places its cash and cash equivalents, short-term investment and long-term investment with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from enterprise customers. Financing receivables primarily comprise financing receivables from network partners. The Company performs on-going credit evaluations of the financial condition of its counter parties and establishes an allowance for doubtful accounts estimated based on factors surrounding the credit risk of specific entities and other relevant information. The allowance amounts were immaterial for all the periods presented.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)            Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares (Note 16). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

(y)            Adoption of New Accounting Standards

In May 2014, the FASB issued an ASU that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services ("Revenue from Contracts with Customers"). The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. Effective January 1, 2018, the Company adopted the requirements of this ASU using the modified retrospective method. See note 2(r) for required disclosures pertaining to the new ASU.

In January 2016, FASB issued ASU 2016-01, "Financial Instruments", to improve the recognition and measurement of financial instruments. The Company adopted this standard on January 1, 2018. This accounting standards update does not have a material impact on the Company's consolidated financial statements.

In January 2017, FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation”, to provide clarity and reduce complexity on when to apply modification accounting to existing share based payment awards. The guidance was applied prospectively. The Company adopted this standard in the year ended December 31, 2018. This accounting standards update does not have a material impact on its consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)            Adoption of New Accounting Standards (continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with terms beyond twelve months. The new standard also requires enhanced disclosures that will provide more transparency and information to financial statement users about the Company’s lease portfolio. For finance leases, lessees will continue to recognize interest expense on the lease liability using the effective yield method, while the right-of-use asset will be amortized on a straight-line basis. For operating leases, expense will be recognized on a straight-line basis, consistent with the previous standard. Effective January 1, 2019, the Company adopted the requirements of this ASU using the modified retrospective approach. The Company elected the transition package of practical expedients permitted within the standard. As a result, the Company did not reassess initial direct costs, lease classification, or whether the contracts contain or are leases. The adoption on January 1, 2019 resulted in the recognition of an operating lease liability and related right-of-use asset on the Company’s balance sheet of approximately RMB768 million and RMB844 million. The consolidated financial statements for the year ended December 31, 2019 are presented under the new standard, while comparative periods presented have not been adjusted and continue to be reported in accordance with the previous standard. See Note 7 for additional disclosures required by this ASU.

(z)            Accounting Standards Issued But Not Yet Effective

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)", which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is substantially complete with the evaluation of the adoption on its consolidated financial statements. This adoption will not have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. This ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is substantially complete with the evaluation of the adoption on its consolidated financial statements. This adoption will not have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting for income taxes. The update removes certain exceptions to the general income tax principles. This ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating the impact of adopting this standard in its consolidated financial statements and does not expect this ASU to have a material impact on the consolidated financial position, results of operations or cash flows.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

3. Business Combination

2017 Acquisition

In October 2017, the Company acquired the core business of the China Oriental Express Co., Ltd. and its subsidiaries (the “COE Business"), a freight forwarding services provider in Hong Kong and Shenzhen, for cash consideration of HK$180,000 (approximate to RMB152,946). As a result of the acquisition, the Company recognized fixed assets of RMB17,123, intangible assets of RMB61,973, representing customer relationships of the COE Business, and goodwill of RMB84,430. The unpaid balance in relation to the acquisition of COE Business was RMB 22,942 as of December 31, 2019 and has been recorded in acquisition consideration payable. The acquisition was not material to the consolidated financial statements for the year ended December 31, 2017, as such pro forma results of operations are not presented.

4. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Input value added tax ("VAT")	927,645	1,386,004
Prepaid expenses	109,702	80,388
Accrued interest income	185,555	150,157
Deposits	28,098	55,277
Others	256,996	292,680
Total	1,507,996	1,964,506

5. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Buildings	3,586,898	5,594,482
Machinery and equipment	2,475,795	3,778,753
Leasehold improvements	344,786	432,236
Vehicles	2,319,342	3,367,428
Furniture, office and electric equipment	309,214	462,842
Construction in progress	1,711,971	1,685,622
Total	10,748,006	15,321,363
Accumulated depreciation	(1,712,302)	(2,850,731)
Property and equipment, net	9,035,704	12,470,632

Depreciation expenses were RMB522,853, RMB809,005 and RMB1,210,040 for the years ended December 31, 2017, 2018 and 2019, respectively.

As at December 31, 2018 and 2019, the title certificates for certain buildings of the Company with an aggregate net book value of approximately RMB2,040,167 and RMB3,144,110, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

6. Land use rights, net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 44 years.

	As of December 31,
	2018	2019
	RMB	RMB
Cost	2,093,750	2,681,762
Less: Accumulated amortization	(124,574)	(172,902)
Land use rights, net	1,969,176	2,508,860

Amortization expenses for land use rights were RMB35,964, RMB38,516 and RMB48,328 for the years ended December 31, 2017, 2018 and 2019, respectively.

As at December 31, 2018 and 2019, the title certificates for certain land use rights of the Company with carrying value of approximately RMB114,807 and RMB167,812, respectively, had not been obtained.

7. Operating Leases

1)	Lease as lessee

The Company leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. During the three years ended December 31, 2017, 2018 and 2019, the Company incurred rental expenses related to operating lease costs amounting to RMB195,176, RMB 271,630 and RMB 300,708, respectively.

Supplemental information related to leases and location within the consolidated balance sheets are as follows:

As of December 31,
2019
RMB

Operating lease right-of-use assets	901,956

Current operating lease liabilities	298,728
Non-current operating lease liabilities	504,442
Total operating lease liabilities	803,170

Weighted average remaining lease term (in years)	6

Weighted average discount rate	4.36%

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

7. Operating Leases (Continued)

1)	Lease as lessee (Continued)

Supplemental cash flow information related to leases for the year ended December 31, 2019 is as follows:

Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	322,857
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	499,124
Right-of-use assets decreased due to lease modifications:
Operating leases	168,380

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

As of
December 31, 2019
RMB
2020	285,743
2021	196,902
2022	105,055
2023	82,610
2024	50,415
2025 and after	184,470
Total lease commitment	905,195
Less: Imputed interest	(102,025)
Total operating lease liabilities	803,170
Less: Current operating lease liabilities	(298,728)
Long-term operating lease liabilities	504,442

Disclosures related to periods prior to the adoption of ASC 842:

As of December 31, 2018, minimum lease payments under all non-cancellable leases are as follows:

As of December 31,
2018
RMB

2019	167,585
2020	152,779
2021	103,181
2022	85,816
2023	61,779
2024 and after	411,050
Total lease commitment	982,190

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 6 for separate disclosures related to land use right.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

7. Operating Leases (Continued)

2)	Lease as lessor

The Company rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through December 2037. All of the Company's leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2017, 2018 and 2019, the Company recorded rental income amounting to RMB31,107, RMB69,483 and RMB79,254, respectively.

8. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2017, 2018 and 2019 were as follows:

Amount
RMB
Balance at January 1, 2017	4,157,111
Increase in goodwill related to acquisition of COE Business	84,430
Balance at December 31, 2017, 2018 and 2019	4,241,541

9. Investments in equity investees

The Company's investments in equity investees comprise the following:

	As of December 31,
	2018	2019
	RMB	RMB
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	194,235	206,986
Feng Wang Investment Co., Ltd. ("Feng Wang") (2)	52,238	51,068
Shanghai CRRC Green City Logistics Co., Ltd. ("CRRC") (3)	27,999	29,652
Others	36,225	83,605
Total investments accounted for under the equity method	310,697	371,311
Investments accounted for as equity investments without readily determinable fair values:
Cai Niao Smart Logistics Network Limited ("Cai Niao") (4)	224,097	1,122,218
Wheat Commune Group Inc. ("Wheat Commune) (4)	47,552	—
Zhejiang Yizhan Network Technology Co., Ltd. (“Cainiao Post”)	1,075,000	1,075,000
Zhijiang New Industries Limited (“ZJ New Industries”)	500,000	500,000
Others	50,064	40,965
Total investments accounted for equity investments without readily determinable fair values	1,896,713	2,738,183
Total investments in equity investees	2,207,410	3,109,494

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

9. Investments in equity investees (Continued)

(1)	ZTO LTL

On August 22, 2016, the Company entered into an investment agreement with ZTO LTL and Mr. Jianfa Lai to invest cash of RMB54,000 in exchange of 18% equity interest in ZTO LTL. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of the Company. Owing to the shareholders' structure of ZTO LTL, the Company has significant influence over ZTO LTL's operating activities. Therefore, the investment is accounted for using the equity method. In August 2017, the Company increased investment in ZTO LTL by RMB36,000 to maintain its equity interest in ZTO LTL at 18%.In 2018, ZTO LTL went through a restructuring and as a result, became a wholly owned subsidiary of ZTO Freight (Cayman) Inc. (“ZTO Freight”), a newly established Cayman company by shareholders of ZTO LTL. The Company holds 18% equity in ZTO Freight after the restructuring.The Company contributed additional investment in ZTO Freight by USD19,000 (approximate to RMB130,150) and its equity interest decreased to 17.7% due to the additional capital contributions from other shareholders in 2018.

(2)	Feng Wang

In December 2013, the Company entered into an agreement with other three top express delivery companies in China, to establish Feng Wang, which is to invest in the upstream industries and integrate resources across the express delivery value chain. The capital contribution by the Company was RMB50,000  in cash, representing 25% of the equity interest of Feng Wang. In 2015, the Company’s equity interest to Feng Wang decreased to 20% due to the additional capital contributions from other shareholders of Feng Wang.

(3)	CRRC

In December 2017, the Company entered into a subscription and contribution agreement with CRRC Urban Traffic Co., Ltd. and two other express delivery companies in PRC, to establish a new company named CRRC, for developing the clean energy vehicles used in the express and logistics industries. The capital contribution by the Company was RMB30,000, representing 15% equity interest of CRRC. The Company has one board seat out of seven, and has significant influence over CRRC’s operating activities. Therefore, the investment is accounted for using the equity method.

(4)	Investments accounted for as equity investments without readily determinable fair values

In May 2013, the Company obtained equity interests in Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across PRC. During the fourth quarter of 2019, the Company further invested RMB150,485 in Cai Niao in connection with a new round of financing completed in 2019, which represented an observable price change in an orderly transaction for Cai Niao equity interest and resulted in an unrealized gain of RMB754,468 recorded in other income (expense) in the consolidated statements of comprehensive income for the year ended December 31, 2019.

In December 2015, the Company obtained equity interest in Wheat Commune. Wheat Commune is an Omni-channel platform providing comprehensive campus service in more than 100 cities across PRC. Due to the continued operating loss, the Company conducted an impairment assessment and recorded an impairment of RMB48,526 for the year ended December 31, 2019.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

10. Intangible assets, net

	As of December 31,
	2018	2019
	RMB	RMB
Customer relationships	61,973	61,973
Less: accumulated amortization	(7,746)	(13,944)
Customer relationships, net	54,227	48,029

Amortization expenses for customer relationships acquired through business combination of COE Business were RMB1,549, RMB6,197 and RMB6,198 for the years ended December 31, 2017, 2018 and 2019, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Years ended
December 31,
RMB
2020	6,197
2021	6,197
2022	6,197
2023	6,197
2024	6,197
2025 and after	17,044
Total	48,029

11. Other current liabilities

Other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Payables related to property and equipment	973,620	1,076,935
Deposits from network partners(1)	741,914	925,925
Salary and welfare payable	643,129	838,527
Payables for repurchasing ordinary shares	24,146	—
Construction deposits	27,362	55,832
Payables to network partners(2)	202,343	260,228
Others	221,255	394,841
Total	2,833,769	3,552,288
(1)	Amount primarily represents the waybill deposits collected from the pickup outlets operated by network partners, which is refunded when the parcel is delivered to the recipients.
(2)	Payables to network partners represent the amount collected by the Company on behalf of its network partners in the provision of express delivery services.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

12. Noncontrolling Interests

Below are the changes in the Company’s ownership in its subsidiaries on the Company’s equity.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Net income attributable to ZTO Express (Cayman) Inc.	3,159,663	4,383,025	5,674,145
Transfers from/(to) noncontrolling interest
Increase in ZTO's paid in capital for capital contribution from noncontrolling interest shareholder	—	23,740	—
Decrease in ZTO's paid in capital for purchase shares of the Company's subsidiaries	(4,952)	—	—
Net transfers from/(to) noncontrolling interest	(4,952)	23,740	—
Change from net income attribute to ZTO and transfers from/(to) noncontrolling interest	3,154,711	4,406,765	5,674,145

In 2018, a third-party investor made a capital contribution to one of the Company’s subsidiary. As a result, additional paid-in capital and the value of the noncontrolling interests increased.

13. Income tax

Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the British Virgin Islands, the Company’s subsidiary incorporated in British Virgin Island are not subject to tax.

The Company’s subsidiary in the U.S. is registered in the state of Oregon and is subject to U.S. federal corporate marginal income tax rate of 21% and state income tax rate of 5%-9.9% respectively. Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries domiciled in Hong Kong has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK$2 million of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Company’s subsidiaries domiciled in PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as "high and new technology enterprises," or HNTEs, or if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (effective until 2020), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

Shanghai Zhongtongji Network Technology Co. Ltd. was qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% for the years ended December 31, 2017, 2018 and 2019.

In 2019, ten of the Companies' subsidiaries, which are located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi were qualified enterprises within the Catalog of Encouraged Industries in the Western Region to enjoy the 15% preferential income tax rate.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

13. Income tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company’s subsidiaries are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	675,396	1,068,214	1,118,822
Deferred tax	(29,035)	(139,081)	(40,527)
Total	646,361	929,133	1,078,295

Reconciliations of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	(7.67)%	(7.36)%	(6.26)%
R&D super deduction	(0.29)%	(0.61)%	(0.96)%
Non-deductible expenses	0.53%	1.41%	1.48%
Non-taxable income	—	(0.24)%	—
Different tax rates of operations in other jurisdictions	(0.63)%	(0.74)%	(3.34)%
True up	(0.02)%	(0.05)%	0.04%
	16.92%	17.41%	15.96%

The effect of the tax holiday on the income per share is as follows:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB

Tax saving amount due to preferential tax rates	293,066	392,761	422,996
Income per share effect- basic	0.41	0.52	0.54
Income per share effect- diluted	0.41	0.52	0.54

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

13. Income tax (Continued)

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Accrued expense	96,786	131,007
Net loss carryforward	147,634	159,969
Financial subsidy	29,781	31,916
Depreciation for property and equipment	28,013	47,433
Unrealized gain from intragroup transactions	9,760	20,467
Provision for allowance for doubtful accounts	6,089	12,795
Total deferred tax assets	318,063	403,587

Deferred tax liabilities:
Difference in basis of land use rights	(148,993)	(145,477)
Difference in basis of fixed assets	—	(54,471)
Difference in basis of intangible assets	(8,947)	(7,948)
Total deferred tax liabilities	(157,940)	(207,896)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Considering all the above factors, the management concluded that all the deferred tax assets could be utilized before its expiry. As such, no valuation allowances are provided to the deferred tax assets.

As of December 31, 2019, the Company had tax loss carryforward in subsidiaries of RMB642,764 which will expire from 2020 to 2024.

Uncertainties exist with respect to how the current income tax law in PRC applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within PRC. The implementation rules to the EIT Law provide that nonresident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside of PRC within the Company should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Company is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2019, the Company is subject to examination of the PRC tax authorities.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

13. Income tax (Continued)

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution were RMB10,019,541 and RMB15,607,474 as of December 31, 2018 and 2019 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2018 and 2019.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the VIE given that the Company will ultimately use the means.

14. Share based compensation

Employee Share Holding Platform

In June 2016, the Company established an employee share holding platform (the "Share Holding Platform"). The purpose of the Share Holding Platform is to allow employees of the Company in PRC to receive equity share incentives. ZTO ES Holding Limited ("ZTO ES"), a British Virgin Islands company was established as a holding vehicle for the Company’s Share Holding Platform. Four limited liability partnerships ("LLPs") were established in PRC as the shareholders of ZTO ES, each holding 25% equity interest in ZTO ES. At the time of establishment of these LLPs, Mr. Lai Meisong, chairman and chief executive officer of the Company, and his wife, Ms. Lai Yufeng agreed to serve as the general partner and sole limited partner of the four LLPs. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees. On behalf of the Company and subject to approval of board of director of the Company, Mr. Lai Meisong as the general partner of the LLPs, has the authority to select the eligible participants to whom awards will be granted; and determine the number of shares covered; establish the terms, conditions and provision of such awards.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. Pursuant to the terms of the partnership agreement, a recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, the LLPs will sell the Company's ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder's rights associated with the Company's ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner's partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

14. Share based compensation (Continued)

Pursuant to a board of director resolution, on March 28, 2017, 3,945,750 ordinary share units corresponding to 789,150 Company's ordinary shares were granted to certain employees at the consideration of nil. These awards are subject to vesting ratably over a period of three years. The Company recorded the share based compensation of RMB23,303 based on the market price of ordinary shares at USD12.88 on the grant date for each of the three years ended December 31, 2019. As of December 31, 2019, total unrecognized compensation expense related to unvested ordinary share units was immaterial to the consolidated financial statements.

On March 7, 2018, 4,534,745 ordinary share units corresponding to 906,949 Company’s ordinary shares were granted to certain officers and employees at the consideration of nil. These share awards vested immediately upon grant. The Company recorded the share based compensation of RMB97,424 based on the market price at USD16.99 of ordinary shares on the grant date for the year ended December 31, 2018.

On March 11, 2019, 4,722,885 ordinary share units corresponding to 944,577 Company's ordinary shares were granted to certain officers and employees at the consideration of nil. These share awards vested immediately upon grant. The Company recorded the share based compensation of RMB127,805 based on the market price at USD20.13 of ordinary shares on the grant date for the year ended December 31, 2019.

A summary of changes in the ordinary share awards relating to the Share Holding Platform granted by the Company during the year ended December 31, 2019 is as follows:

	Number of
	ordinary shares	Weighted average
	under	grant-date
	Incentive Platform	fair value

Non-Vested at January 1, 2019	536,518	88.59
Granted	944,577	135.30
Less: vested	1,197,209	125.45
Non-Vested at December 31, 2019	283,886	88.59

The fair value of ordinary share units was determined based on the market price of ordinary shares on the grant date.

2016 Share Incentive Plan

On June 20, 2016, the Board also approved a 2016 share incentive plan (the "2016 Share Incentive Plan") in order to provide appropriate incentives to directors, executive officers and other employees of the Company, pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2016 Share Incentive Plan shall be 3,000,000 ordinary shares. On the same date, the Company granted options to purchase 300,000 ordinary shares to certain executive of the Company at an exercise price of US$9.97 per share under the 2016 Share Incentive Plan. The options expire in 10 years from the date of grant and vest ratably at each grant date anniversary over a requisite service period of five years.

In September 2016, the Board approved 2016 Share Incentive Plan (as amended and restated), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the board of directors.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

14. Share based compensation (Continued)

The Company uses a binominal pricing model to estimate the fair value of the above options granted under the 2016 Share Incentive Plan. The fair value per option was estimated at the date of grant using the following assumptions:

	June 20, 2016
Risk-free interest rate	2.54%
Contract life	10
Expected volatility	31.25%
Expected dividend yield	3.14%
Exercise multiple	2.8	x
Fair value of underlying ordinary shares on the date of option grants (RMB)	67.37

The Company estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the grant date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to contract life. The Company estimated dividend yield based on the average dividend yield of comparable peer companies.

In April 2018, the Company granted 125,000 options with exercise price of nil to certain executive. The options vested immediately and was fully exercised as of December 31, 2018. The Company had recorded share based compensation expense in selling, general and administrative expenses based on grant date fair value of options, totaled at RMB13,148, in the consolidated statement of comprehensive income for the year ended December 31, 2018.

In May 2018, the Company cancelled 300,000 share options granted in June 2016. Total unrecognized share based compensation expense of RMB3,261 was recorded as share based compensation expense and included in selling, general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

14. Share based compensation (Continued)

Restricted share units

On March 28, 2017, the Company granted 679,645 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are subject to vesting ratably over a period of three years from the grant date. The Company recorded the share based compensation of RMB16,419, RMB21,192 and RMB19,899 based on the market price of ordinary shares at USD12.88 on the grant date for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, total unrecognized compensation expense related to unvested restricted share units was immaterial to the consolidated financial statements.

On March 7, 2018, the Company granted 852,390 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuit to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Company recorded the share based compensation of RMB91,150 based on the market price of ordinary shares at USD16.99 on the grant date for the year ended December 31, 2018.

On March 11, 2019, the Company granted 1,076,532 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Company recorded the share based compensation of RMB145,659 based on the market price of ordinary shares at USD20.13 on the grant date for the year ended December 31, 2019.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

15. Ordinary shares

As disclosed in Note 14, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Company’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares, as such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 9,682,255 and 8,485,046 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2018 and 2019, respectively.

Prior to the consummation of the IPO, on October 27, 2016, pursuant to the revised Articles of Association, the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Company’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. The authorized 10,000,000,000 shares of the Company were comprised of 8,000,000,000 Class A ordinary shares, 1,000,000,000 Class B ordinary shares and 1,000,000,000 shares designated as the board of directors may determine. Upon such re-designation, the Company had 453,206,440 Class A ordinary shares issued and 442,364,604 Class A ordinary shares outstanding; and 206,100,000 Class B ordinary shares issued and outstanding. All of the Class B ordinary shares were held by the chairman of the board of the Company.

Upon the IPO in October 2016, the Company issued 72,100,000 Class A ordinary shares.

On May 29, 2018, Alibaba Group Holding Limited (“Alibaba”) and its logistic arm Cainiao Network (“Cainiao Network”), and the Company announced a strategic agreement in which investors led by Alibaba and Cainiao Network invested US$1.38 billion in the Company in exchange for an approximately 10% equity stake in the Company. Accordingly, the Company issued 79,861,111 Class A ordinary shares. The transaction was closed by the end of June 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

16. Earnings per share and dividends per share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	3,159,663	4,383,025	5,674,145
Shares (Denominator):
Weight average ordinary shares outstanding—basic	717,138,526	751,814,077	784,007,583
Plus:
Shares for option	49,054	19,376	—
Shares for ordinary share units and restricted share units	411,982	839,503	323,537
Weight average ordinary shares outstanding—diluted	717,599,562	752,672,956	784,331,120
Earnings per share—basic	4.41	5.83	7.24
Earnings per share—diluted	4.40	5.82	7.23

10,841,836, 9,682,255 and 8,485,046 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2017, 2018 and 2019 , respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

17. Related party transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Company
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company
Shanghai Kuaibao Network Technology Ltd.	The Company’s equity investee
ZTO Lianshang Technology Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Supply Chain Management Co., Ltd. and its subsidiaries (1)	The Company’s equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Company’s equity investee
Hangzhou Tonglu Hengze Investment Co., Ltd.	Controlled by vice president of the Company
Ningbo Haitaotong International Logistics Co., Ltd.	The Company’s equity investee
Zto ES Holding Limited.	Entity controlled by chairman of the Company

(1)          In June 2018, ZTO LTL went through a restructuring and as a result, became a wholly owned subsidiary of ZTO Freight (Cayman) Inc. (“ZTO Freight”), a newly established Cayman company by shareholders of ZTO LTL. The Company holds 18% equity in ZTO Freight after the restructuring. The Company contributed additional investment in ZTO Freight by USD19,000 (approximate to RMB130,150) and its equity interest decreased to 17.7% due to the additional capital contributions from other shareholders in 2018.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

17. Related party transactions (Continued)

(a)         The Company entered into the following transactions with its related parties:

Transactions	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Revenues:
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	—	—	32,699
Advertisement revenue from Shanghai Kuaibao Network Technology Ltd.	—	—	2,936
Transportation revenue from Ningbo Haitaotong International Logistics Co., Ltd.	—	—	717
Transportation revenue from ZTO Lianshang Technology Co., Ltd. and its subsidiaries	—	—	14
	—	—	36,366
Cost of revenues:
Transportation service fees paid to Tonglu Tongze Logistics Ltd. and its subsidiaries	809,415	547,500	479,124
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	35,421	40,280	63,808
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	43,064	90,051	212,513
	887,900	677,831	755,445
Other income:
Gain on disposal of subsidiary from ZTO Lianshang Technology Co., Ltd. and its subsidiaries	—	12,904	—
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	9,436	11,103	17,979
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	—	—	97,393
Interest income related to financing receivables from ZTO Lianshang Technology Co., Ltd. and its subsidiaries	—	—	963
	9,436	24,007	28,681

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

17. Related party transactions (Continued)

(b)          The Company had the following balances with its related parties:

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due to
Tonglu Tongze Logistics Ltd. and its subsidiaries	45,483	20,655
Shanghai Mingyu Barcode Technology Ltd.	17,237	16,906
ZTO Supply Chain Management Co., Ltd.	69,496	1,165
Others	—	217
Total	132,216	38,943

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2018 and 2019, respectively.

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due from
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	—	37,266
ZTO Lianshang Technology Co., Ltd. and its subsidiaries (2)	—	20,221
Hangzhou Tonglu Hengze Investment Co., Ltd. (3)	—	10,000
Shanghai Kuaibao Network Technology Ltd. (3)	6,600	6,512
Others	—	313
Total	6,600	74,312
(1)	The amount comprised loan to related parties with no interest bearing and accounts receivable generated from the transportation service provided by the Company.
(2)	Mainly comprised financing receivable from ZTO Lianshang Technology Co., Ltd. and its subsidiaries, refer to Note 17(a).
(3)	Amounts due from related parties were loans to related parties with no interest bearing.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

18. Commitments and contingencies

Capital Commitments

The Company’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB1,977,234 as of December 31, 2019. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material effect on its business or financial condition.

The Company has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Company has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Company has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Company believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.

Starting in May 2017, the Company, certain directors and officers of the Company, and the underwriters of the Company's initial public offering in October 2016 have been named as defendants in three putative securities class actions. Management of the Company believes that the claims are without merit and intends to defend vigorously.

19. Repurchase of ordinary shares of ZTO Express

In November 2014, the Company repurchased an aggregate of 13,800,000 ordinary shares of ZTO Express from certain shareholders at RMB16.67 per share for a total cash consideration of RMB230 million, which approximated the fair value as of then. Consideration of RMB46 million was not paid as of December 31, 2017, 2018 and 2019.

On May 21, 2017, the Company announced a share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of December 31, 2017, the Company had purchased an aggregate of 9,759,888 ADSs at an average purchase price of US$14.12, for a total cash consideration of RMB914,611, including repurchase commissions, among which RMB56,953 was paid in January 2018. As of December 31, 2018, the Company had purchased an aggregate of 15,625,375 ADSs at an average purchase price of US$14.42, for a total cash consideration of RMB1,465,942, including repurchase commissions, which had been fully paid as of December 31, 2018, under this share repurchase program.

On November 14, 2018, the Company announced a new share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. The Company expects to fund the repurchase out of its existing cash balance. As of December 31, 2018, the Company had purchased an aggregate of 1,700,000 ADSs at an average purchase price of US$15.85 per ADS, for a total cash consideration of RMB185,673 including repurchase commissions, among which RMB24,146 was paid in January 2019. As of December 31, 2019, the Company had purchased an aggregate of 7,716,436 ADSs at an average purchase price of US$17.33, for a total cash consideration of RMB924,418, including repurchase commissions, which had been fully paid as of December 31, 2019.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

20. Employee Benefit Plans

The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Company contributed RMB158,389, RMB195,101 and RMB254,534 for the years ended December 31, 2017, 2018 and 2019, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

21. Segment Information

The Company has only one reportable segment since the Company does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

The Company’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole. The Company does not distinguish among markets or segments for the purpose of internal reports.

The majority of the Company's revenues for the years ended December 31, 2017, 2018 and 2019 were generated from PRC. As of December 31, 2018 and 2019, the majority of the long-lived assets of the Company are located in PRC, and no geographical segments are presented.

22. Restricted Net Assets

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Company’s entities in PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

PRC laws and regulations permit payments of dividends by the Company's subsidiaries and VIE incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries and VIE incorporated in PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in PRC, up to the amount of net assets held in each subsidiary and VIE.

The appropriation to these reserves by the Company's PRC entities were RMB291,064, RMB353,803 and RMB12,894 for the years ended December 31, 2017, 2018 and 2019, respectively. The accumulated reserves as of December 31, 2018 and 2019 were RMB981,042 and RMB993,936, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company's PRC subsidiaries and VIE. As of December 31, 2019, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB13,168,832.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

(Amounts in thousands, except for share and per share data)

23. Subsequent Events

On March 13, 2020, the Company granted 684,905 restricted share units to certain director, executive officers and employees pursuant to the 2016 Share Incentive Plan. In addition, the Company granted ordinary share units with 785,097 Class A ordinary shares through its employee incentive platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant. The fair value of these share awards is RMB 260,837 based on the market price at USD25.32 of ordinary shares on the grant date, which were expensed immediately.

On March 13, 2020, the board of directors approved a special dividend of US$0.3 per ADS for 2019, to be paid to shareholders of record as of the close of business on April 8, 2020.

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	773,884	394,741	56,701
Short-term investment	12,611,386	8,771,868	1,260,000
Prepayments and other current assets	172,251	118,623	17,039
Amounts due from subsidiaries	1,521,880	1,510,194	216,926
Total current assets	15,079,401	10,795,426	1,550,666
Deferred tax assets	27,288	28,146	4,043
Long-term investment	—	696,180	100,000
Investments in subsidiaries and VIE	19,227,355	26,878,301	3,860,826
TOTAL ASSETS	34,334,044	38,398,053	5,515,535
Other current liability	25,845	1,629	234
Other non-current liability	90,961	93,820	13,477
Total liabilities	116,806	95,449	13,711

Shareholders' equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 811,267,551 shares issued and 785,463,859 shares outstanding as of December 31, 2018; 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019)	523	517	74
Additional paid-in capital	24,137,681	22,336,594	3,208,451
Treasury shares, at cost	(1,545,077)	(1,436,767)	(206,379)
Retained earnings	11,052,395	16,726,540	2,402,617
Accumulated other comprehensive gain	571,716	675,720	97,061
Total shareholders' equity	34,217,238	38,302,604	5,501,824
TOTAL LIABILITIES AND EQUITY	34,334,044	38,398,053	5,515,535

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Operating expenses:
General and administrative	(59,214)	(271,378)	(325,559)	(46,764)
Other operating income, net	15,559	43,575	52,937	7,604
Total operating expenses	(43,655)	(227,803)	(272,622)	(39,160)
Interest income	120,510	317,714	412,311	59,225
Income from operations	76,855	89,911	139,689	20,065
Income tax expense	(4,649)	(43,581)	(61,505)	(8,835)
Equity in profit of subsidiaries and VIE	3,087,457	4,336,695	5,595,961	803,810
Net income attributable to ordinary shareholders	3,159,663	4,383,025	5,674,145	815,040
Net income	3,159,663	4,383,025	5,674,145	815,040
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment	(590,545)	867,612	104,004	14,939
Comprehensive income	2,569,118	5,250,637	5,778,149	829,979

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income	3,159,663	4,383,025	5,674,145	815,040
Adjustments to reconcile net income to net cash used by operating activities
Share based compensation	40,725	249,478	316,666	45,486
Equity in profit of subsidiaries and VIE	(3,087,457)	(4,336,695)	(5,595,961)	(803,810)
Changes in operating assets and liabilities:
Prepayments and other current assets	(37,174)	(131,322)	53,628	7,703
Deferred tax assets	—	(27,288)	(858)	(123)
Other non-current liability	60,045	9,231	(14,448)	(2,075)
Net cash used in by operating activities	135,802	146,429	433,172	62,221
Cash flows from investing activities:
Loans to and investments in subsidiaries, consolidated VIEs and VIEs' subsidiaries	(1,020,815)	(2,199,955)	(2,051,918)	(294,740)
Purchases of short-term investments	(9,716,466)	(12,564,140)	(10,089,829)	(1,449,313)
Maturity of short-term investments	4,679,500	5,376,252	14,072,901	2,021,446
Purchase of long-term investment	—	—	(707,870)	(101,679)
Net cash used in/provided investing activities	(6,057,781)	(9,387,843)	1,223,284	175,714
Cash flows from financing activities:
Proceeds from issuance of ordinary shares-alibaba	—	8,891,909	—	—
Payment of dividends	—	(895,136)	(1,270,773)	(182,535)
Share repurchase	(857,658)	(769,811)	(762,893)	(109,583)
Net cash used in/provided by financing activities	(857,658)	7,226,962	(2,033,666)	(292,118)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(211,221)	265,269	(1,933)	(277)
Net change in cash, cash equivalents and restricted cash	(6,990,858)	(1,749,183)	(379,143)	(54,460)
Cash, cash equivalents and restricted cash, beginning of year	9,513,925	2,523,067	773,884	111,161
Cash, cash equivalents and restricted cash, end of year	2,523,067	773,884	394,741	56,701

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash and cash equivalents	2,366,916	773,884	394,741
Restricted cash	156,151	—	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	2,523,067	773,884	394,741

Supplemental disclosure on non-cash investing and financing activities:

As of December 31, 2017, 2018 and 2019, payables for repurchasing the ordinary shares were RMB56,953, RMB24,146 and nil, respectively.

As of December 31, 2017, 2018 and 2019, payables for dividends were nil, RMB1,699 and RMB1,629, respectively.

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

3)           As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.

4)           Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.