Form 20-F
period 2021-12-31
ZTO Express (Cayman) Inc.
filed 2022-04-28
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

As of December 31, 2021, there were 808,448,289 ordinary shares outstanding, par value $0.0001 per share, being the sum of 602,348,289 Class A ordinary shares and 206,100,000 Class B ordinary shares.

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

☐  Yes   ☐  No

i

INTRODUCTION

ZTO Express (Cayman) Inc. is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with ZTO Express based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of domestic mail delivery services. Therefore, we operate such business in China through ZTO Express and its subsidiaries, and rely on contractual arrangements among Shanghai Zhongtongji Network, ZTO Express and its shareholders to consolidate its financial results with ours under U.S. GAAP. These contractual arrangements enable us to exercise effective control over ZTO Express, receive the economic benefits that could potentially be significant to ZTO Express in consideration for the services provided by Shanghai Zhongtongji Network, and hold an exclusive option to purchase all or part of the equity interests in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of ZTO Express and hence consolidate its financial results with ours under U.S. GAAP. Revenues contributed by ZTO Express accounted for 97.1%, 94.1% and 97.7% of our total revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “ZTO” refers to ZTO Express (Cayman) Inc., and “we,” “us,” “our company” or “our” refers to ZTO Express (Cayman) Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, ZTO Express and its subsidiaries in China. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in ZTO Express but instead are purchasing equity interest in ZTO Express (Cayman) Inc., a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with ZTO Express. The contractual arrangement is perceived as replicating foreign investment in China-based companies where PRC regulations prohibit direct foreign investment in the operating companies. ZTO and its investors may never have a direct ownership interest in ZTO Express or in the businesses that are conducted by ZTO Express or its subsidiaries. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in ZTO Express being deconsolidated, which would materially and adversely affect our operations, and our ADSs and/or Class A ordinary shares may decline significantly in value or become worthless. ZTO, our PRC subsidiaries, ZTO Express, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a whole. The PRC regulatory authorities could disallow the contractual arrangement, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, given the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years, and thus, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. If this happens, there is no certainty that we will be able to maintain our listing status on another non-U.S. exchange, such as Hong Kong Stock Exchange, and the impact on the market for our shares outside of the U.S. is uncertain. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

ZTO Express (Cayman) Inc., our Cayman Islands holding company, or the Parent, may transfer cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries may transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because the Parent and its subsidiaries control ZTO Express through contractual arrangements, they are not able to make direct capital contribution to ZTO Express. However, they may transfer cash to ZTO Express by loans or by making payment to ZTO Express for inter-group transactions. As of December 31, 2021, the Parent had made cumulative capital contribution of RMB15,080.5 million. In 2019, 2020 and 2021, no shareholder loan was provided by the Parent to our PRC subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, dividends of US$189.1 million, US$233.5 million and US$208.4 million were paid to shareholders of the Parent of record as of designated record dates. Historically, ZTO Express (Cayman) Inc. paid dividends to its shareholders primarily using proceeds from offshore financing activities. As ZTO Express (Cayman) Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. For more detailed discussion of how cash is transferred between ZTO, our subsidiaries and ZTO Express, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“delivery service fees” are to service fees directly charged by network partners from parcel senders in connection with express delivery services rendered. The full delivery service fees collected by pickup outlets upfront from the senders typically comprise of (i) the pickup service fees; (ii) the network transit fees payable to the Company; and (iii) the last-mile delivery fees payable to the delivery outlets operated by other network partners;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

●	our “network partners” are to business partners that own and operate pickup and delivery outlets in our network and operate express delivery services under our “Zhongtong” or “ZTO” brand;
●	“network transit fees” are to fees payable by our network partners to us in connection with the services we provide to them, which mainly include parcel sorting and parcel line-haul transportation;
●	“New Retail” are to the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers' shopping experience;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	our “parcel volume” in any given period are to the number of parcels collected by our network partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“unit cost per parcel” are to the sum of cost of revenues and total operating expenses of the applicable period divided by our total parcel volume during the same period;
●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;
●	“ZTO” are to ZTO Express (Cayman) Inc.;
●	“ZTO Express” are to ZTO Express Co. Ltd. or, depending on the context, ZTO Express Co. Ltd. and its subsidiaries; and
●	“we,” “us,” “our company” or “our” are to ZTO Express (Cayman) Inc. and its subsidiaries, and, in the context of describing our operations and the consolidated financial information, its consolidated variable interest entity and the subsidiaries of the consolidated variable interest entity in China, including, but not limited to, ZTO Express. Depending on the context, references to “we” and “our” may also include the network partners within our network.

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

Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB6.3726 to US$1.00 and HK$7.7996 to US$1.00, the respective exchange rates on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

PART I

EXPLANATORY NOTE

ZTO is a Cayman Islands holding company with no equity ownership in ZTO Express, its consolidated affiliated entity. We conduct our operations in China through (i) our PRC subsidiaries and (ii) ZTO Express, with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating certain of our businesses do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. ZTO, our PRC subsidiaries, ZTO Express, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value.

PRC government’s authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our Holding Company Structure and Contractual Arrangements

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and ZTO Express, our consolidated affiliated entity, and its subsidiaries. Our domestic mail delivery services in China have been conducted through ZTO Express in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of domestic mail delivery services. Revenues contributed by ZTO Express accounted for 97.1%, 94.1% and 97.7% of our total revenues for the fiscal years 2019, 2020 and 2021, respectively. Investors in our ADSs and/or Class A ordinary shares are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of March 31, 2022:

(1)

To the knowledge of our company, Meisong Lai, Jianfa Lai, Jilei Wang. Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebing Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of our company and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express Co., Ltd., respectively. Among them, Meisong Lai, Jianfa Lai, Jilei Wang are also directors of our company. The remaining 18.72% equity interest in ZTO Express Co., Ltd. are held by 34 other shareholders. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express Co., Ltd.

A series of contractual agreements, including voting rights proxy agreement, equity pledge agreement, exclusive call option agreement, powers of attorney, spouse consent letters and exclusive consulting and services agreement and its supplemental agreement, have been entered into by and among Shanghai Zhongtongji Network, our wholly owned subsidiary, ZTO Express, our consolidated affiliated entity, and the shareholders of ZTO Express. The following is a summary of the currently effective contractual arrangements:

(i) voting rights proxy agreement, pursuant to which each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network’s designated person, as their attorney-in-fact to exercise all applicable shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers who shall be appointed by shareholders; and (iv)exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time;

(ii) equity pledge agreement, pursuant to which each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express’s performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement;

(iii) exclusive call option agreement, pursuant to which each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in ZTO Express;”

(iv) powers of attorney, pursuant to which the shareholders of ZTO Express each irrevocably appointed Shanghai Zhongtongji Network’s designated person, Meisong Lai, as the attorney-in-fact to exercise all of applicable shareholder’s voting and related rights with respect to such shareholder’s equity interests in ZTO Express;

(v) consent letter, pursuant to which each of the spouses of six key shareholders of ZTO Express unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements; and

(vi) exclusive consulting and services agreement and its supplemental agreement, pursuant to which Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and consulting services required by ZTO Express’s business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount equal to 100% of the net income of ZTO Express and its affiliates.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Agreements that provide us effective control over ZTO Express” and “—Agreement that allows us to receive economic benefits from ZTO Express.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over ZTO Express, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our variable interest entity and its shareholders for a substantial portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of ZTO with respect to its contractual arrangements with ZTO Express and its shareholders. The Circular on Seeking Public Comments on the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comment), or the Draft Overseas Securities Offering and Listing Measures, and the Circular on Seeking Public Comments on the Administrative Regulations of the State Council on the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment), or the Draft Overseas Securities Offering and Listing Regulations, were issued for public comments on December 24, 2021. However, it is uncertain whether the Draft Overseas Securities Offering and Listing Measures, the Draft Overseas Securities Offering and Listing Regulations or any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or ZTO Express are/is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure— Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us;” and “Item 3. Key Information—D. Risk Factors——Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, ZTO Express and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, ZTO Express and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, ZTO Express and its subsidiaries in the PRC, including, among others, the Courier Service Operation Permit and Road Transportation Operation Permit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Furthermore, in connection with issuance of securities to foreign investors, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the China Securities Regulatory Commission, or the CSRC published the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations for public comments. Pursuant to the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations, PRC domestic companies that directly or indirectly seek to offer or list their securities in an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed in an overseas stock exchange based on its onshore equities, assets, earnings or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Failure to complete the filing under the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations may subject the domestic company to a warning or a fine of one to ten million RMB. Under serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. As of the date of this annual report, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and future overseas offerings.

As of the date of this annual report, we, our PRC subsidiaries and ZTO Express are not required to obtain any necessary approval or permission from the CSRC, the Cyberspace Administration of China, or the CAC or any other entity that is required to approve ZTO Express’ operations or required for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. However, if we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Transfers and Dividend Distribution

ZTO Express (Cayman) Inc., our Cayman Islands holding company, or the Parent, may transfer cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries may transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control ZTO Express through contractual arrangements, they are not able to make direct capital contribution to ZTO Express. However, they may transfer cash to ZTO Express by loans or by making payment to ZTO Express for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Year Ended December 31,
	2019	2020	2021

	(RMB in millions)
Capital contributions and loans from parent to Cayman, BVI, and Hong Kong subsidiaries	1,901	10,011	1,250
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	1,819	6,041	3,671
Amounts received by subsidiaries from ZTO Express*	9,249	11,646	15,974

Note:

(1)	* The cash flows between the subsidiaries and ZTO Express included the following: transportation fees, service fees and rental expenses.

As of December 31, 2021, the Parent had made cumulative capital contribution of RMB15,080.5 million. In 2019, 2020 and 2021, no shareholder loan was provided by the Parent to our PRC subsidiaries.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, dividends of US$189.1 million, US$233.5 million and US$208.4 million were paid to shareholders of the Parent of record as of designated record dates.

Historically, ZTO Express (Cayman) Inc. paid dividends to its shareholders primarily using proceeds from offshore financing activities. As ZTO Express (Cayman) Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and receive service fees from ZTO Express pursuant to the exclusive business cooperation agreement with ZTO Express. Under PRC law, each of our subsidiaries and ZTO Express in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and ZTO Express in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and ZTO Express incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of ZTO Express to settle amounts owned under the VIE agreements.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2019, 2020 and 2021, summary consolidated balance sheet data as of December 31, 2020 and 2021 and summary consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of comprehensive income data for the years ended December 31, 2017 and 2018, the summary consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and the summary consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	13,060,073	17,604,451	22,109,946	25,214,290	30,405,839	4,771,340
Cost of revenues	(8,714,489)	(12,239,568)	(15,488,778)	(19,377,184)	(23,816,462)	(3,737,323)
Gross profit	4,345,584	5,364,883	6,621,168	5,837,106	6,589,377	1,034,017
Operating income (expenses):
Selling, general and Administrative	(780,517)	(1,210,717)	(1,546,227)	(1,663,712)	(1,875,869)	(294,365)
Other operating income, net	183,368	178,057	387,890	580,973	789,503	123,890
Total operating expenses	(597,149)	(1,032,660)	(1,158,337)	(1,082,739)	(1,086,366)	(170,475)
Income from operations	3,748,435	4,332,223	5,462,831	4,754,367	5,503,011	863,542
Other income (expenses):
Interest income	166,325	401,162	585,404	442,697	363,890	57,102
Interest expense	(15,668)	(780)	—	(35,307)	(126,503)	(19,851)
Loss from fair value changes of financial instruments	—	—	—	(877)	52,909	8,303
Gain on deemed disposal of equity method investments	—	—	—	—	—	—
Gain/(loss) on disposal of equity investees and subsidiary	—	562,637	(2,860)	1,086	2,357	370
Impairment of investment in equity investee	(30,000)	—	(56,026)	—	—	—
Unrealized gain from investment in equity investee	—	—	754,468	—	—	—
Foreign currency exchange gain (loss)	(48,149)	41,189	13,301	(127,180)	(56,467)	(8,861)
Income before income tax and share of loss in equity method investments	3,820,943	5,336,431	6,757,118	5,034,786	5,739,197	900,605
Income tax expense	(646,361)	(929,133)	(1,078,295)	(689,833)	(1,005,451)	(157,777)
Share of loss in equity method investments	(15,682)	(19,386)	(7,556)	(18,507)	(32,419)	(5,087)
Net Income	3,158,900	4,387,912	5,671,267	4,326,446	4,701,327	737,741
Net loss/(income) attributable to noncontrolling interests	763	(4,887)	2,878	(14,233)	53,500	8,395
Net income attributable to ZTO Express (Cayman) Inc.	3,159,663	4,383,025	5,674,145	4,312,213	4,754,827	746,136
Net income attributable to ordinary shareholders	3,159,663	4,383,025	5,674,145	4,312,213	4,754,827	746,136

Net earnings per share/ADS attributable to ordinary shareholders
Basic	4.41	5.83	7.24	5.42	5.80	0.91
Diluted	4.40	5.82	7.23	5.42	5.80	0.91
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	717,138,526	751,814,077	784,007,583	796,097,532	819,961,265	819,961,265
Diluted	717,599,562	752,672,956	784,331,120	796,147,504	819,961,265	819,961,265
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	(590,545)	867,612	104,004	(771,291)	(146,533)	(22,994)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,569,118	5,250,637	5,778,149	3,540,922	4,608,294	723,142

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	5,425,024	4,622,554	5,270,204	14,212,778	9,721,225	1,525,472
Short-term investment	5,224,559	13,599,852	11,113,217	3,690,402	2,845,319	446,493
Advances to suppliers	263,574	337,874	438,272	589,042	667,855	104,801
Prepayments and other current assets	719,983	1,507,996	1,964,506	2,334,688	3,142,368	493,106
Non-current assets:
Property and equipment, net	6,473,010	9,035,704	12,470,632	18,565,161	24,929,897	3,912,045
Goodwill	4,241,541	4,241,541	4,241,541	4,241,541	4,241,541	665,590
Total assets	25,827,638	39,682,857	45,890,502	59,204,750	62,772,343	9,850,350
Liabilities and equity
Current liabilities:
Short-term bank borrowings	250,000	—	—	1,432,929	3,458,717	542,748
Other current liabilities	2,281,067	2,833,769	3,552,288	4,487,084	5,794,380	909,263
Total liabilities	4,386,321	5,413,308	7,487,105	10,105,052	13,844,762	2,172,544
Total liabilities and equity	25,827,638	39,682,857	45,890,502	59,204,750	62,772,343	9,850,350

	Years Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	3,630,684	4,404,051	6,304,186	4,950,749	7,220,217	1,133,010
Net cash used in investing activities	(8,294,547)	(12,872,633)	(3,664,213)	(3,549,341)	(8,756,533)	(1,374,091)
Net cash provided by/(used in) financing activities	(1,061,558)	7,042,122	(1,982,306)	8,337,407	(2,903,985)	(455,699)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(424,000)	275,680	(3,207)	(656,137)	(150,430)	(23,606)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(6,149,421)	(1,150,780)	654,460	9,082,678	(4,590,731)	(720,386)
Cash, cash equivalents and restricted cash at beginning of year	11,923,155	5,773,734	4,622,954	5,277,414	14,360,092	2,253,412
Cash, cash equivalents and restricted cash at end of year	5,773,734	4,622,954	5,277,414	14,360,092	9,769,361	1,533,026

Financial Information Related to ZTO Express

The following table presents the condensed consolidating balance sheet data for ZTO Express and other entities as of the dates presented.

	As of December 31, 2021
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	621,034	8,169,249	930,942	—	9,721,225
Restricted cash	—	27,736	—	—	27,736
Accounts receivable, net	—	262,167	671,277	—	933,444
Financing receivables, net	—	133,541	977,920	—	1,111,461
Short-term investment	196,462	2,328,857	320,000	—	2,845,319
Inventories	—	52,747	30,214	—	82,961
Advances to suppliers	—	612,842	55,013	—	667,855
Prepayments and other current assets	—	1,218,172	1,924,196	—	3,142,368
Amounts due from related parties	2,692,898	96,288	440,190	(3,095,386)	133,990
Total current assets	3,510,394	12,901,599	5,349,752	(3,095,386)	18,666,359
Investments in equity investees	45,807,179	2,402,827	300,380	(44,779,938)	3,730,448
Property and equipment, net	—	19,063,363	5,866,534	—	24,929,897
Land use rights, net	—	4,141,241	1,194,308	—	5,335,549
Intangible assets, net	—	35,634	—	—	35,634
Operating lease right-of-use assets	—	26,407	870,831	—	897,238
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	284,139	650,709	—	934,848
Long-term investment	—	1,214,500	—	—	1,214,500
Long-term financing receivables, net	—	295,953	1,117,003	—	1,412,956
Other non-current assets	—	377,643	384,630	—	762,273
Amounts due from related parties-non current	—	611,100	—	—	611,100
TOTAL ASSETS	49,317,573	41,438,836	19,891,258	(47,875,324)	62,772,343

Liabilities
Current liabilities
Short-term bank borrowings	637,260	—	2,821,457	—	3,458,717
Accounts payable	—	400,880	1,556,649	—	1,957,529
Notes payable	—	45,000	129,920	—	174,920
Advances from customers	—	12,752	1,213,797	—	1,226,549
Income tax payable	—	86,789	—	—	86,789
Amounts due to related parties	—	3,103,738	14,434	(3,095,386)	22,786
Operating lease liabilities, current	—	12,022	238,973	—	250,995
Acquisition consideration payables	—	22,942	—	—	22,942
Dividends payable	708	—	—	—	708
Other current liabilities	42,358	3,196,742	2,555,280	—	5,794,380
Total current liabilities	680,326	6,880,865	8,530,510	(3,095,386)	12,996,315
Non-current operating lease liabilities	—	22,351	533,740	—	556,091
Deferred tax liabilities	—	179,813	112,543	—	292,356
TOTAL LIABILITIES	680,326	7,083,029	9,176,793	(3,095,386)	13,844,762

	As of December 31, 2020
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	3,443,624	9,992,429	776,725	—	14,212,778
Restricted cash	—	133,196	—	—	133,196
Accounts receivable, net	—	231,347	514,666	—	746,013
Financing receivables, net	—	150,673	341,486	—	492,159
Short-term investment	2,509,137	1,181,265	—	—	3,690,402
Inventories	—	10,295	42,775	—	53,070
Advances to suppliers	—	543,421	45,621	—	589,042
Prepayments and other current assets	13,013	1,168,598	1,153,077	—	2,334,688
Amounts due from related parties	4,993,853	643,079	34,034	(5,597,688)	73,278
Total current assets	10,959,627	14,054,303	2,908,384	(5,597,688)	22,324,626
Investments in equity investees	37,391,446	2,062,086	110,570	(36,339,639)	3,224,463
Property and equipment, net	—	12,540,008	6,025,153	—	18,565,161
Land use rights, net	—	3,221,824	1,138,849	—	4,360,673
Intangible assets, net	—	41,832	—	—	41,832
Operating lease right-of-use assets	—	41,275	834,984	—	876,259
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	206,029	514,532	—	720,561
Long-term investment	652,500	1,189,500	—	—	1,842,000
Long-term financing receivables, net	—	185,350	1,784,990	—	1,970,340
Other non-current assets	—	437,838	99,456	—	537,294
Amounts due from related parties-non current	—	500,000	—	—	500,000
TOTAL ASSETS	49,003,573	34,564,475	17,574,029	(41,937,327)	59,204,750

Liabilities
Current liabilities
Short-term bank borrowings	—	—	1,432,929	—	1,432,929
Accounts payable	—	480,819	1,155,069	—	1,635,888
Notes payable	—	168,062	158,138	—	326,200
Advances from customers	—	50,739	1,068,927	—	1,119,666
Income tax payable	—	(202,098)	250,726	—	48,628
Amounts due to related parties	—	4,993,853	620,490	(5,597,688)	16,655
Operating lease liabilities, current	—	12,323	234,071	—	246,394
Acquisition consideration payables	—	22,942	—	—	22,942
Dividends payable	11,198	—	—	—	11,198
Other current liabilities	13,562	1,878,721	2,594,801	—	4,487,084
Total current liabilities	24,760	7,405,361	7,515,151	(5,597,688)	9,347,584
Non-current operating lease liabilities	—	34,354	468,127	—	502,481
Deferred tax liabilities	—	127,171	127,816	—	254,987
TOTAL LIABILITIES	24,760	7,566,886	8,111,094	(5,597,688)	10,105,052

The following table presents the condensed consolidating statements of operations for ZTO Express and other entities for the periods presented.

	For the Year Ended December 31, 2021
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Revenue	—	15,651,997	29,721,135	(14,967,293)	30,405,839
Net income	4,754,827	3,653,565	1,237,524	(4,944,589)	4,701,327

	For the Year Ended December 31, 2020
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Revenue	—	12,999,401	23,734,103	(11,519,214)	25,214,290
Net income	4,312,213	3,852,147	478,168	(4,316,082)	4,326,446

	For the Year Ended December 31, 2019
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Revenue	—	10,064,443	21,465,515	(9,420,012)	22,109,946
Net income	5,674,145	3,406,555	841,707	(5,595,961)	4,326,446

The following table presents condensed consolidating cash flow data for ZTO Express and other entities for the years ended presented.

	For the Year Ended December 31, 2021
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Net cash provided by operating activities	88,876	6,155,051	976,290	—	7,220,217
Net cash provided by/(used in) investing activities	1,679,330	(10,808,233)	(877,285)	1,249,655	(8,756,533)
Net cash (used in)/provided by financing activities	(4,518,056)	2,808,514	55,212	(1,249,655)	(2,903,985)

	For the Year Ended December 31, 2020
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	303,164	5,185,341	(537,756)	—	4,950,749
Net cash (used in)/provided by investing activities	(3,808,613)	(9,104,151)	(647,170)	10,010,593	(3,549,341)
Net cash provided by/(used in) financing activities	6,894,133	10,020,938	1,432,929	(10,010,593)	8,337,407

	For the Year Ended December 31, 2019
					Consolidated
	The Company	Subsidiaries	ZTO Express	Elimination	Total

	RMB
	(in thousands)
Net cash provided by operating activities	433,172	4,087,296	1,783,718	—	6,304,186
Net cash provided by/(used in) investing activities	1,223,284	(4,957,929)	(1,831,001)	1,901,433	(3,664,213)
Net cash (used in)/provided by financing activities	(2,033,666)	1,952,793	—	(1,901,433)	(1,982,306)

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

SUMMARY OF RISK FACTORS

Investing in our Class A ordinary shares and/or ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Class A ordinary shares and/or ADSs. The following list summarizes some, but not all, of these risks.

Risks Related to Our Business and Industry

●	Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.
●	Our business operations have relied on, and are likely to continue to be significantly influenced by, certain third-party e-commerce platforms.
●	We face risks associated with our network partners and their employees and personnel.
●	We face intense competition, which could adversely affect our results of operations and market share.
●	Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.
●	Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize, our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.
●	We operate in a labor-intensive industry and an overall contraction in the availability of workers in the labor market or any labor unrest may negatively affect our business.
●	We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.
●	We face risks associated with parcels handled and transported through our network and risks associated with transportation.
●	Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	ZTO is a Cayman Islands holding company with no equity ownership in our variable interest entities and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) our variable interest entities, with which we have maintained contractual arrangements. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our variable interest entities, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our variable interest entities and, consequently, significantly affect the financial performance of our variable interest entities and our company as a whole.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Shares and ADSs

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

We generate a significant portion of our parcel volume by serving end customers that conduct business on various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. In December 2021, more than 90% of our total parcel volume was attributable to e-commerce platforms. Our business and growth are therefore highly dependent on the viability and prospects of the e-commerce industry in China.

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

As of December 31, 2021, we had over 30,400 pickup/delivery outlets and over 5,700 direct network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers. However, the interests of a network partner may not be entirely aligned with ours or with those of our other network partners at all times. We manage our business relationships with direct network partners through contractual agreements, which provide for performance incentives along with periodic evaluations. Our direct network partners may sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. The sub-contracting to indirect network partners is subject to our consent. However, we may not be able to manage the network partners as effectively as if we had full ownership of them or operated their business directly. In particular, we do not enter into agreements with our indirect network partners and are therefore unable to exert a significant degree of influence over them.

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

We operate in a highly competitive and consolidating industry. We compete primarily with leading domestic express delivery companies, including YTO Express, STO Express, Yunda Express, J&T Express, SF Express and the express delivery services provided by China Post such as EMS. We compete with them based on a number of factors, including network stability, business model, operational capabilities, infrastructure capacity, cost control and service quality. We have historically experienced a decline in the delivery service market prices and we may continue to face downward pricing pressure. If we and our network partners cannot effectively control our costs to remain competitive, our market share and revenue may decline. Additionally, if we have to subsidize our network partners to increase our network partners’ competitiveness, our gross margin may decline. Our competitors may attempt to gain market share by lowering their rates, especially during economic slowdowns or in key regional markets. Such rate reductions may limit our ability to maintain or increase our rates and operating margins and inhibit our ability to grow our business.

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

Our daily operations rely heavily on the orderly performance of our sorting hubs and the pickup and delivery outlets operated by our network partners. Any service disruption at our sorting hubs or the pickup and delivery outlets as a result of a failure or disruption of the automated facilities, under-capacity during peak parcel volume periods, force majeure, third-party sabotage, disputes, employee delinquency or strike, government inspections or regulatory orders mandating service halt or temporary or permanent shutdown would adversely impact our business operations. For example, any ad hoc regulatory inspection by local authorities, such as environmental safety and security checks, on any of our facilities or our network partners’ service outlets may cause business disruptions and delay the processing and delivery of parcels. The outbreak of an epidemic, such as the recent outbreak of COVID-19, may also cause a significant disruption to our business. For instance, certain emergency measures implemented by the Chinese government in early 2020, mandated the temporary closure of our facilities, sorting hubs and service outlets. The severe flood in Henan province in July 2021 also caused temporary closure of our facilities, sorting hubs and service outlets in Henan province. If we are required by governmental authorities to implement changes to our facilities or relocate any of our facilities or our network partners’ service outlets, our and our network partners’ operating costs may increase as a result. In the event of service disruptions at our sorting hubs or outlets, parcel sorting or parcel pickup and delivery may be delayed, suspended or stopped. Such parcels would need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and delivery errors. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and result in adverse effects to our entire network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

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

Our business is labor-intensive. As of December 31, 2021, we had a total of 23,865 employees and over 57,000 outsourced personnel. A failure by us or our network partners to maintain a stable and dedicated workforce may result in disruption or delays in the services provided to end customers. We and our network partners often need to hire additional or temporary workers to handle the significant increase in parcel volume following special promotional events such as promotional campaigns on June 18, November 11 and December 12 of each year or during other peak seasons throughout the year. During these periods we have observed an increasingly competitive and tight labor market. In general, this has resulted in, and we expect will continue to result in, increased labor costs driven by higher salaries, social benefits and employee headcounts.

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

We engage outsourcing firms to provide a large number of personnel to work at our network facilities. As of December 31, 2021, over 57,000 outsourced personnel were active in our operations. We enter into agreements with outsourcing firms and do not have any direct contractual relationship with outsourced personnel, resulting in limited control over them. If any outsourced personnel fail to operate in accordance with instructions, policies and business guidelines set forth by outsourcing firms based on our requirements, our market reputation, brand image and results of operations could be materially and adversely affected.

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

Our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth. Our revenue growth in recent years was partly attributable to business acquisition, such as the acquisition of China Oriental Express Co., Ltd. The acquired business of China Oriental Express Co., Ltd. provides freight forwarding services, and our revenue generated from such services amounted to RMB1,236.0 million, RMB1,862.7 million and RMB1,529.6 million (US$240.0 million) in 2019, 2020 and 2021, respectively, accounting for 5.6% ,7.4% and 5.0% of our total revenues during the same periods, respectively. We plan to further expand our network in response to increasing customer and consumer needs, but we may not succeed in doing so. Even if we are able to expand our network as planned, we may not be able to continue to integrate and optimize a larger network. In addition, as customer and consumer needs at both the national and regional levels are continuously changing, we may not be able to successfully anticipate or respond to such changes. For example, we may experience shortages in our delivery capacity if our expansion fails to accurately and timely match increased customer and consumer demand. Furthermore, our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of our senior management to carry out our strategies effectively, our ability to balance the interests between us and our network partners as well as among our network partners, and our ability to adapt, improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully recruit, train and manage more employees and improve and expand our sales and marketing capabilities. If we are not able to manage our growth or execute our strategies effectively due to any of the foregoing reasons, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

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

We believe our brand image and corporate reputation will play an increasingly important role in enhancing our competitiveness and maintaining our growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior services to our end customers, successfully conduct marketing and promotional activities, manage relationships with and among network partners, manage complaints and negative publicity, and maintain a positive perception of our company, our peers and the express delivery industry in general. For instance, one of our business outlets in Chengdu, Sichuan province, was found to have transported puppies and kittens in inhumane way as part of pet blind box sales on e-commerce sites in May 2021, which caused damage to our brand image. Any actual or perceived deterioration of our service quality, which is based on an array of factors including customer satisfaction, number of complaints as well as number of accidents, may subject us to damages, including the loss of important customers. Any negative publicity against us or our peers may harm our corporate reputation and may result in changes to government policies and the regulatory environment. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our customer base and our business and our growth prospects may be adversely affected.

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

According to the Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, took effect on May 1, 2018 and were amended on March 2, 2019, we are subject to a revised set of requirements in operating our express delivery business, including but not limit to: (i) we are required to timely file records with the local postal administrations for opening express delivery terminal outlets; (ii) in case we intend to suspend operating express delivery services, we shall make public announcement in advance, submit a written notice to the postal administrative departments, return the Courier Service Operation Permit and make proper arrangement on undelivered express parcels; (iii) we shall not sell, reveal or illegally provide any client information and we shall take remedial measures and report to the local postal administrations in case any client information is revealed or may be revealed; (iv) we shall verify the identity of senders and register their identity information when receiving express parcels and shall not receive their express parcels where senders refuse to furnish identity information or furnish false identity information; (v) we shall refuse to accept the prohibited parcels and shall cease to sorting, transporting and delivering parcels which are suspected of containing prohibited items and shall promptly submit a report to governmental authorities and assist in investigations; (vi) we shall formulate our emergency plans, carry out emergency drills and exercises regularly and report emergencies to the local postal administrations; (vii) clients may claim compensation from us for any delay, missing, damage or shortage of express parcels handled by our network partners, since they use our trademark, corporate name and express waybill. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this regulation. Failure to comply with these regulations result in requirement to rectify, fines, suspension of business for remediation or revocation of Courier Service Operation Permit.

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods, which were promulgated by the PRC Ministry of Transport on August 19, 2016, took effect on September 21, 2016 and amended on August 11, 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. The operation of our truck fleet is subject to this regulation.

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

Pursuant to the PRC E-commerce Law, or the E-commerce Law, which was promulgated by Standing Committee of the National People’s Congress on August 31, 2018, took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to, (i) in providing express logistics services for e-commerce activities, the providers thereof shall abide by laws and administrative regulations, and comply with the service standards and time limits they have promised; (ii) while handing over commodities to consignees, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; in the event that the commodities are received by others for consignees, such express logistics service providers shall obtain the consent of consignees; and while senders handing over commodities to express logistics service providers, such express logistics service provider shall, in accordance with relevant laws and regulations, examine whether the postal articles are prohibited or restricted from express delivery in the presence of senders; and (iii) express logistics service providers are required to use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of packaging materials and implement the recycling measures. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this law. If we are found to be not compliant with the requirements, and we may be required to rectify. In order to adapt to the evolving e-commerce industry, which could have a significant impact on us, we may need to develop or upgrade existing business model. If our efforts to comply with laws and regulations concerning e-commerce business are unsuccessful, our business, financial condition and results of operation may be materially and adversely affected.

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

Failure to make such filings may result in a correction order or fines. In addition, an enterprise engaging in road freight transportation is required to obtain a Road Transportation Operation Permit from the relevant county-level road transportation administrative bureau. Similarly, our network partners also need to obtain necessary licenses and permits to operate express delivery and transportation business. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. In addition, companies that apply for the Courier Service Operation Permit are subject to certain service capability requirements. If any of our consolidated affiliated entities are found to obtain the Courier Service Operation Permits by improper means such as fraud or bribery, such entities may be subject to a fine ranging from RMB10,000 to RMB30,000, their Courier Service Operation Permits may be revoked by the postal administration department and they cannot re-apply to obtain the permit for a period of three years.

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

We provide financial services to qualified network partners. A qualified network partner shall meet certain criteria set by us, such as having a legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. Under PRC laws, an enterprise must obtain business licenses with corresponding business scope and/or approvals or filings from relevant governmental authorities related to operating and providing financial services, and the Company is compliant with the relevant laws and regulations in the PRC in all material aspects during the 2019, 2020 and 2021 with regard to the provision of such financial services. In connection with the financial services we provide to qualified network partners, we have obtained requisite business licenses and/or approvals under relevant PRC laws and regulations through various PRC subsidiaries. We entered into agreements with such qualified network partners and have committed and will continue to commit our own capital, which has had, and may continue to have, a negative impact on our cash flow. However, we cannot assure you that our consolidated affiliated entities have timely made all required filings with the relevant governmental authorities including to update or renew their business licenses, approvals or filings, and the failure may subject us to a correction order or fines.

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

In order to implement our strategies and expansion plan, we made significant capital expenditures on the acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the growth of our business. We paid an aggregate of approximately RMB5.2 billion, RMB9.2 billion and RMB9.3 billion (US$1.5 billion) in 2019, 2020 and 2021, respectively, for the purchases of property and equipment and purchases of land use rights.

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

Fuel costs and transportation expenses incurred in relation to the use of third-party transportation services represent 26%, 9% and 13% of our line-haul transportation costs in 2019, 2020 and 2021, respectively. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In 2021, we continued to increase the use of self-owned and operated, cost-efficient high capacity trucks to replace third-party outsourced trucks, to further enhance transportation efficiency. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control-measures or pass on incremental costs to our customers. As a result, our operating margin and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

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

COVID-19 continues to have a severe and prolonged negative impact on the Chinese and the global economy. Even before the outbreak of COVID-19, the global macroeconomic environment faced numerous challenges. The growth rate of the Chinese economy has decreased since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have negative economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.

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

Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which was promulgated on April 13, 2020 and became effective on June 1, 2020, or the 2020 Measures, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the Measures for Cybersecurity Review was promulgated, or the 2021 Measures, which took effect on February 15, 2022, and has replaced the 2020 Measures and further restated and expanded the applicable scope of the cybersecurity review. Pursuant to the 2021 Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review under the 2021 Measures if their activities affect or may affect national security. The 2021 Measures further stipulate that the network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On August 17, 2021, the state council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people's livelihood and public interests. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any Protection Departments. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would ultimately be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If we are (i) mandated clearance of cybersecurity review and other specific actions to be completed by the 2021 Measures or (ii) deemed as a critical information infrastructure operator, we face uncertainties as to whether such clearance can be timely obtained or any other specific actions can be timely completed, or at all. If we are not able to comply with the cybersecurity, data privacy and critical information infrastructure requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not received any official letter or document issued by the competent governmental authorities identifying us as a critical information infrastructure operator under the Regulations on the Security Protection of Critical Information Infrastructure, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

To consolidate and optimize our delivery capacity in key geographic areas in China, we conducted certain asset and equity acquisitions from 2014 to 2016. In 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries. In June 2018, we made a strategic investment of approximately US$168 million to acquire approximately 15% of equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2019, 2020 and 2021. Furthermore, we continually review our equity method investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary” and impairment loss needs to be recognized. The primary factors that we consider include the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee and other company specific information such as recent rounds of financing. We recognized impairment losses of RMB56.0 million, nil and nil related to equity investments for the years ended December 31, 2019, 2020 and 2021, respectively. If the condition or performance of the equity investees has changed in the future, we may have to record additional impairment charges in future accounting periods. If we need to recognize significant impairment losses on equity investments, our results of operations will be materially and adversely affected.

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

We are regularly subject to claims, lawsuits and other proceedings that may adversely affect our reputation, business and results of operations.

We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, user complaints, intellectual property disputes, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of retailers, merchants and riders on our platforms. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition and results of operations. In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition and results of operations.

The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.

As of December 31, 2021, we have not obtained land use rights certificates with respect to an aggregate gross land area of approximately 134,000 square meters of self-operated sorting hubs and property ownership certificates with respect to an aggregate gross floor area of approximately 2,739,000 square meters of buildings. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates. We have also used some new buildings before we finish filing of as-built inspection on such buildings. Furthermore, although it is customary for express delivery services providers to construct buildings on industrial land as their offices, delivery and sorting hubs or outlets, depending on the attitude and supervision of relevant government authority, we could be asked to use the building in line with the approved usage specified on certain licenses of such buildings.

In connection with the construction of structures on our property, we are required to obtain requisite licenses, permits, certificates and approvals, including but not limited to, land use rights certificates/real estate certificates, construction land planning permits, construction works planning permits, construction work commencement permits and completion certificates from relevant government authorities in China. If we fail to obtain or renew such certificates, permits, registrations, filings, approvals and licenses in a timely manner, we may be subject to penalties and sanctions, including fines, rectification orders, construction suspension orders and demolition orders, all of which may adversely affect our construction efforts. We have not been in full compliance with certain construction and land use requirements under PRC laws and regulations. For example, we have commenced certain construction projects prior to obtaining requisite permits and put completed buildings into use before passing the requisite inspection and acceptance tests. Our non-compliance with these requirements has resulted in penalties imposed by the relevant government authorities.

Any of the foregoing risks could result in significant disruption to our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of December 31, 2021, for a small portion of our leased sorting hubs and offices, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property title certificates, approvals or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operations promulgated by the State Council on February 6, 2007, which took effect on May 1, 2007, and Administrative Measures on the Record Filing of Commercial Franchises issued by the PRC Ministry of Commerce, or the MOFCOM on December 12, 2011, which took effect on February 1, 2012, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the relevant regulations, we may be required to file our cooperation arrangements with network partners with the MOFCOM or its local counterparts. As of December 31, 2021, we have not received any order from any governmental authorities to make such filing.

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

As of December 31, 2019, 2020 and 2021, our input value added tax, or VAT, amounted to RMB1,386.0 million, RMB1,698.5 million and RMB2,290.9 million (US$359.5 million), respectively. Input VAT can be deducted from output VAT payable. The VAT recoverable is mainly the net difference between output and input VAT. We did not encounter any disputes with the relevant taxation authorities on the amounts of VAT recoverable during 2019, 2020 and 2021. However, we cannot guarantee the recoverability of input VAT in the future because the rules, regulations and policies governing VAT may change in the future, which may have an impact on VAT recoverable. If we fail to recover our input VAT, our financial positions would be adversely affected.

Economic sanctions and anti-corruption laws imposed by the United States and other jurisdictions may expose us to potential compliance risks.

Sanctions laws prohibit us from doing business in or with certain countries or governments, and with certain persons or entities that have been sanctioned by the United States or other governments and international or regional organizations, such as the United Nations Security Council. Although our primary market is China, we intend to expand our international business in the future, which may increase our exposure to international sanctions. For example, we have limited control over the activities of our international business partners and investees, which may provide delivery services into jurisdictions that are subject to sanctions. Any U.S. affiliate and any U.S. person employees will be subject to compliance with all U.S. economic sanctions requirements. We have implemented internal controls to monitor our compliance with applicable economic sanctions, but there can be no assurance that we are able to prevent or detect inadvertent business dealings with sanctioned parties or the delivery of parcels to higher-risk or prohibited end-uses. We also cannot predict with certainty the interpretation or implementation of any sanction laws or policies. While we do not believe that we are in violation of any applicable sanctions or that any of our activities are currently sanctionable under applicable laws, some of our activities or the activities of our affiliates could be exposed to penalties under these laws. Any alleged sanctions violations may adversely affect our reputation, business, results of operations and financial condition. In addition, we and our employees are subject to relevant anti-corruption laws in the PRC and the Foreign Corrupt Practices Act, as well as other anti-corruption laws globally. Our activities in China create the risk of unauthorized payments or offers of payments by employees, consultants, agents or other business partners of our company and its affiliates. Any actual or alleged violation of relevant anti-corruption laws by our employees may adversely affect our reputation, whether or not the actual or alleged violation is related to our business activities. We may also be held liable under successor liability for violations committed by companies in which we invest or that we acquire.

We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by severe weather conditions and natural disasters, such as snowstorms, earthquakes, fire, typhoons or floods, or the outbreak of avian influenza, severe acute respiratory syndrome, influenza A (H1N1), H7N9 or another epidemic. Any of these occurrences could cause severe disruptions to our daily operations and may warrant a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics. The outbreak of the COVID- 19 epidemic in China and internationally has resulted in significant disruptions and distortions in the global economy. The Chinese government has taken certain emergency measures to combat the spread of the virus, including extension of the Lunar New Year holidays, implementation of travel bans, blockade of certain roads and closure of factories and businesses, and may continue to take further measures to keep this epidemic outbreak in check. We have temporarily closed our branch offices, sorting hubs and service outlets from late January to mid-to late February 2020 due to the COVID-19 outbreak, which resulted in a decline of parcel volume in January and February 2020, as compared with the same period in 2019. We have also experienced a temporary labor shortage in January and February 2020 which has caused delays in our delivery services. We have taken measures to reduce the impact of the COVID-19 outbreak, including strictly implementing self-quarantine and disinfection measures at our headquarters, sorting hubs and service outlets in accordance with government issued protocols. While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future development of the outbreak. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Consequently, the COVID-19 pandemic may materially adversely affect our business, financial condition and results of operations. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. In addition, the highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. The extent of any business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

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

ZTO is a Cayman Islands holding company with no equity ownership in ZTO Express. We conduct our operations in China primarily through our PRC subsidiaries and ZTO Express with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with ZTO Express do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of ZTO Express which contribute to 97.7% of our revenues in 2021. Our holding company in the Cayman Islands, ZTO Express and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a group.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which in turn could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

The PRC government's significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs and ordinary shares. Therefore, investors of ZTO and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. On December 24, 2021, the CSRC issued the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations, requiring domestic companies that directly or indirectly offer and list securities in an overseas market to fulfil the due filing and reporting obligations. The Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations are still drafts for comments and has not been officially adopted. We cannot assure you that whether the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations will be adopted or if adopted, what they would provide. If it is determined in the future that approval from or filing to the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

ZTO is a Cayman Islands holding company and may rely principally on dividends and other distributions on equity from its PRC subsidiaries for cash requirements, including for services of any debt it may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, took effect as of June 1, 2015 and partially modified or repealed on June 9, 2016 and December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account thereafter, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China any foreign currency, which may adversely affect our business, financial condition and results of operations.

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

Among other things, on August 8, 2006, the MOFCOM issued the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands; or (iv) certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on September 18, 2018, were triggered. In addition, the Interim Provisions on the Examination of Concentration of Business Operators promulgated by the SAMR, which became effective on December 1, 2020, further stipulates the detailed rules of declaration and examination of concentration of business operators. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If we fail to comply with the Anti-Monopoly Law and other relevant rules and provisions related to mergers and acquisitions in PRC, we may be subject to penalties and sanctions, including fines and termination of the mergers and acquisitions. Historically, certain subsidiary commenced an merger and acquisition transaction prior to filing a declaration, which may subject such subsidiary and us to investigations, penalties and sanctions by the relevant government authorities.

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

On February 3, 2015, the STA issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or STA Public Notice 7, which was recently amended on December 29, 2017. According to STA Public Notice 7, where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7 provides clearer criteria than STA Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. PRC taxable assets include assets attributed to an establishment or place of business in China, real properties located in China, and equity investments in PRC resident enterprises, with respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was clearly established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to the Announcement of the State Taxation Administration on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or STA Announcement 37, which became effective on December 1, 2017 and amended on June 15, 2018, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax.

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

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” or HNTE, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Zhongtongji Network Technology Co. Ltd., or Shanghai Zhongtongji Network, our wholly owned subsidiary, was recognized by relevant PRC government authorities as an HNTE, on November 12, 2020 and therefore became eligible for the preferential 15% enterprise income tax rate from January 1, 2020 to December 31, 2022 upon its filing with the relevant tax authority. In addition, Shanghai Shuangcaiji Intellect Technology Co., Ltd., or Shanghai Shuangcaiji Intellect, was recognized by relevant PRC government authorities as an HNTE, on November 12, 2020 and therefore became eligible for the preferential enterprise income tax rate of 15% from January 1, 2020 to December 31, 2022 upon its filing with the relevant tax authority. We cannot assure you that Shanghai Zhongtongji Network or Shanghai Shuangcaiji Intellect will continue to qualify as an HNTE when it is subject to review in the future. Should Shanghai Zhongtongji Network or Shanghai Shuangcaiji Intellect lose this qualification for any reason, it will no longer enjoy the 15% preferential tax rate, and its applicable enterprise income tax rate may increase to 25%. If Shanghai Zhongtongji Network, or Shanghai Shuangcaiji Intellect, does not maintain its status as an HNTE, our financial condition and results of operation could be materially and adversely affected. In addition, four of our subsidiaries were qualified enterprises under the Catalog of Encouraged Industries in the Western Region, or Catalog of Encouraged Industries, to enjoy the 15% preferential income tax rate for the years ended December 31, 2019 and 2020, and four of our subsidiaries were qualified enterprises under the Catalog of Encouraged Industries to enjoy the 15% preferential income tax rate for the year ended December 31, 2021. The preferential income tax rate will expire in December 2030. Furthermore, Shanghai Zhongtongji Network applied for the Key Software Enterprise status in earlier 2020 and obtained the status from relevant PRC government authorities in September 2020. With this status, Shanghai Zhongtongji Network was entitled to a preferential tax rate of 10% for the fiscal year of 2019, which contributed to the decrease of income tax expense of RMB200.7 million for 2019 and was recognized in 2020. It remains uncertain whether Shanghai Zhongtongji Network will be eligible for the qualification in the future.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a another non-U.S. exchange and the impact on the market for our shares outside of the United States is uncertain. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.

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

Our articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a qualifying issuer (the “10% Requisition Right”), but our articles of association provide that at least one-third of the aggregate voting power of our company is required to convene an extraordinary general meeting. In June 2021, we revised our articles of association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules, including adding the 10% Requisition Right in our articles of association.

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

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on NYSE in 2021 were US$21.72 and US$38.64, respectively. Likewise, the high and low closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2021 were HK$193.20 and HK$297.60, respectively.

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

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs or Class A ordinary shares will trade.

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

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by The LMS Family Trust, with Mr. Meisong Lai as the settlor and Mr. Meisong Lai and his family members as beneficiaries, holds 206,100,000 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Meisong Lai holds 77.7% of the aggregate voting power of our company as of March 31, 2022. As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and/or ADSs may view as beneficial.

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

As of March 31, 2022, our directors and officers collectively own an aggregate of 82.2% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares and ADSs. These actions may be taken even if they are opposed by our other shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class A ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We intend to retain most of our available funds and any future earnings to fund the development and growth of our business. On March 15, 2022, our board of directors approved a special dividend of US$0.25 per ADS or share for 2021, and will be paid to shareholders of record as of the close of business on April 8, 2022 in April 2022. Investors should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not call a shareholders’ meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is 14 days for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, or otherwise at least ten days. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for ADS holders’ instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for ADS holders’ instructions, the depositary may still vote in accordance with instructions given by ADS holders, but it is not required to do so. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying Class A ordinary shares represented by the ADSs unless they withdraw the Class A ordinary shares and become the registered holders of such Class A ordinary shares prior to the record date for the general meeting.

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

We will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Tax Rules.

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

In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen Stock Exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our company, a WVR company with a secondary listing in Hong Kong, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect mainland Chinese investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between NYSE and the Hong Kong Stock Exchange, we also moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

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

In November 2018, we announced a new share repurchase program whereby we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. The term of the share repurchase plan was extended to June 30, 2021 as approved by our board in March 2020. In March 2021, the board of directors approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. As of March 31, 2022, we have purchased an aggregate of 36,074,242 ADSs at a weighted average purchase price of US$25.21 per ADS, including repurchase commissions.

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

We have developed an extensive and reliable delivery network in China. As of December 31, 2021, our network infrastructure consists of 99 sorting hubs with 385 automation lines, approximately 3,700 line-haul routes serviced by approximately 10,900 self-owned line-haul vehicles, and over 5,700 direct network partners operating over 30,400 pickup/delivery outlets and over 70,000 last-mile posts. Our network covers over 99.8% of cities and counties in China.

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
• Full delivery service fee, which comprises of:
• (1) Pickup service fee
• (2) Transit service fee
• (3) Last-mile delivery fee
2 3
Payment to ZTO Express
• (2) Transit service fee
• (3) Last-mile delivery fee
3
Payment to Dlivery Network Partners & Couriers
• (3) Last-mile delivery fee
1 2 3
Senders
Pickup Outlet
Regional Sorting Hub
Regional Sorting Hub
Delivery Outlet
Recipients
First-Mile
Short-Haul
Line -Haul
Short-Haul
Last-Mile
Fund flow
Parcel flow
Fees in blue
ZTO Express' revenue

The full delivery fees collected by pickup outlets upfront from the senders typically comprise of (i) the pickup service fees, (ii) the network transit fees payable to our company; and (iii) the last-mile delivery fees payable to network partners who operate the delivery outlets, and individual couriers. After collection, pickup outlets would keep the pickup service fees, and pay the network transit fees and the last-mile delivery fees to our company. We would then pass the last-mile delivery fees on to the applicable network partners who in turn would settle with individual couriers accordingly. Since the third quarter of 2020, we have started to credit a portion of the last-mile delivery fees directly into the corresponding individual couriers’ electronic accounts maintained in our settlement system. The specific proportion is determined by the network partners, subject to the dollar amount per delivery set by us.

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

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network we operate. Each sorting hub collects parcels from outlets within its coverage area, sorts parcels according to their destination and dispatches them to the appropriate destination sorting hub. As of December 31, 2021, we operated 88 sorting hubs and our business partners operated 11 sorting hubs.

The sorting hubs operated by our business partners are located in remote areas in China and we work closely with independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

70 of the sorting hubs operated by us are located on premises we own, for 42 of which we also lease additional areas, and 29 of the sorting hubs operated by us are located on leased premises. We plan to make long-term investments in land and facilities on self-owned premises to support the stability of our operations. From time to time, we also provide temporary warehousing services to certain key account customers to store their products close to their target demographics.

We have continuously adopted new technology solutions in automation hardware and software to enhance the efficiency of our operations. For example, we adopted telescopic conveyor belts for loading and unloading trucks in 2015, as well as fully integrated dynamic-weighing machines capable of measuring the dimensions and weight of parcels simultaneously at a high speed without having to stop the flow of packages. In addition, we work with technology companies and academic institutions to customize and upgrade existing design concepts. For example, we successfully collaborated with the Chinese Academy of Sciences in the Academy’s development of several variations of automated sorting equipment since 2015. We have also developed and continuously re-engineered sophisticated software (including data-enabled algorithm, real-time analytics and recalibration) to support high-speed sorting in order to ensure fast and reliable package data capturing and dispatch, and to reduce sorting errors and costs of re-work. In particular, we utilize an image-based learning algorithm in our safety inspection of packages to recognize prohibited illegal items during our inspection process and to reduce human error. The number and capacity of our automated sorting lines increased substantially from eight in 2016 (all of which were for small parcels) to 385 in 2021 (139 of which were for large parcels and the remaining 246 were for small parcels).

Line-haul transportation network

We connect our sorting hubs with approximately 3,700 well-planned line-haul routes. Our line-haul transportation network is serviced primarily by (i) our own fleet, and (ii) certain independent third-party vehicles. We control the route planning and vehicle dispatch of our entire line-haul transportation network.

As of December 31, 2021, our own fleet consisted of approximately 10,900 trucks, of which over 9,000 are high capacity 15 to 17-meter-long trailer models. We also contract other independent third-party transportation companies to fulfil additional capacity needs, most of which are single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition, reliability and other comprehensive criteria of the bidders to select only suitable providers.

In order to further improve our operating efficiencies as volume increases, we have systematically increased the proportion of high capacity 15- to 17-meter-long trailer models within our fleet from 39% in 2016 to 72% in 2019 and further to 83% in 2021 to optimize unit output and reduce cost. Moreover, we have established a systematic data and technology driven program to optimize trailer designs to reduce costs as well as enable digital tracking for real-time analytics of our vehicles. Further, we also helped develop improved vehicle parts and patented trailer designs. For example, our proprietary patented design of curved aluminum trailer is not only lighter but also more aerodynamic compared with traditional square-shaped steel containers. The higher capacity of these trailers (145m3 rather than 127m3) and lighter weight (6,700kg/ea rather than 9,000kg/ea) contributes to the increased fuel economy of our trailers and further contributes to the reduction in transportation cost. In addition, we have made RFID chip embedded Michelin tires a standard issue for line-haul vehicles. This allows us to better manage our moving assets by assessing real-time operating conditions such as vehicle speed and estimated fuel consumption and estimating normal wear and tear in order to schedule proper maintenance intervals.

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

Pickup and delivery outlets and last-mile posts

The pickup and delivery outlets are all operated by our network partners and are not owned by us. Our network partners primarily provide pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders originating within that area. Our network partners also generally arrange the transportation between pickup/delivery outlets and our sorting hubs. As of December 31, 2021, our network had over 30,400 pickup and delivery outlets nationwide, covering 99.8% of China’s cities and counties.

We have encouraged our network partners to invest early and secure physical presence with last-mile capabilities and consumer access by establishing last-mile posts. We currently have over 70,000 last mile posts across China. A last mile post is on average a 35-60 square meter space located near residential areas or office buildings or on university campuses where the couriers can leave delivery packages for recipients to pick up instead of delivering in person. A last mile post can be multifunctional and serve different purposes including receiving outgoing packages, collecting fees from couriers who leave packages for pickup (including processing packages left by competitors’ couriers) and realizing retail profit, thereby achieving greater overall labor and facility costs efficiencies.

Our Network Partner Model

Our network partners own and operate the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

中通快递
ZTO EXPRESS
Direct Service Contract
Direct Settlement
Direct Investment / Ownership
Direct Network Partners
Direct Service Contract
Direct Settlement
Indirect Network Partners
Direct Investment / Ownership
Direct Investment / Ownership
Sorting Hubs
Sorting Hubs
Pickup and Delivery Outlets
Pickup and Delivery Outlets

As of December 31, 2021, we had over 5,700 network partners with whom we have directly entered into agreements prescribing the terms and conditions of their operations of pickup and delivery outlets under our brand. We refer to such network partners as our direct network partners. These agreements with direct network partners are generally for a term of three years and each direct network partner may elect to negotiate with us for renewal of the agreement upon expiration if it wishes to remain in our network. Our network partners pay us network transit fees for the express delivery services we provide to them. The network transit fees that we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the terms of the agreements. A direct network partner is also required to place a deposit with us as a performance guarantee. We have authorized our direct network partners to conduct their express delivery business exclusively under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

We had a financing receivables balance of RMB1,060.9 million, RMB2,462.5 million and RMB2,524.4 million (US$396.1 million) as of December 31, 2019, 2020 and 2021. No material default occurred as of December 31, 2021.

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

We also operate a call center network providing real-time assistance during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our live call center representatives for further handling during business hours. Our call center network is localized with branch offices in over 31 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use a centralized call system and database. Our call system automatically directs incoming calls to the local branch near the caller’s location for localized handling. We have over 700 call center representatives who adhere to the same customer service standards nationwide and their local knowledge adds to our customer service effectiveness. We provide regular trainings to our representatives and periodically review callers’ level of satisfaction with the service they received from us. At the end of each call, each caller is asked to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2021, we owned over 200 computer software copyrights in China for various aspects of our operations, maintained close to 500 trademark registrations and over 100 patents inside China. As of December 31, 2021, we had registered nine domain names, including zto.cn, among others.

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

Competition

The express delivery industry in China is fragmented and we compete primarily with leading domestic express delivery companies including YTO Express, STO Express, Yunda Express, J&T Express, SF Express and the express delivery services provided by China Post such as EMS. We also face competition from emerging players in our industry or existing players in adjacent markets who may choose to leverage their existing infrastructure and expand their services into express delivery. We believe that our core value framework, superior scale, distinct partner network, best-in-class operational capabilities and cost efficiencies provide us with a competitive advantage. Entry into the express delivery industry requires significant initial investment into network construction and partner attraction. However, certain more established e-commerce companies may establish or further improve their proprietary delivery infrastructure and compete with us. Furthermore, as we look to offer additional products and services and expand our customer base, we may face competition from established players in new sectors we may choose to enter.

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

Branding and Marketing

We strive to enhance our brand awareness through the provision of high quality services and marketing initiatives. We were awarded as one of National Civilized Units in Transportation Industry by the PRC Ministry of Transportation for the year of 2020. We were awarded as one of the Top 50 Chinese Logistics Companies in 2020 by China Association of Logistics and Networks and one of China's Top 500 Private Enterprises (ranked 210) in 2021 by National Federation of Industry and Commerce. We were also awarded as Advanced Group in Express Delivery Industry to Fight the COVID-19 Epidemic and 2020 Express Industry Special Donation Contribution Award for Poverty Alleviation by China Express Association. We were awarded as one of 2019-2020 Municipal Civilized Units by the Shanghai Municipal People's Government. We won the China Express Golden Parcels Contribution Award for Ten Years in 2020, the 2019 China Express Volume and Quality Double Upgrade Award and 2019 China Express Social Responsibility Award. We won the Data Service Award at the 9th China Big Data Application Golden Bell Award in 2019 for our intelligent customer service products and systems. Mr. Meisong Lai, our chairman, was awarded the Ram Charan Management Practice Award in 2019 by the Chinese edition of Harvard Business Review, recognizing excellent management practices. We were awarded as one of the 2019 Shanghai Top 100 Enterprises (ranked 61). Shanghai Zhongtongji Network won the Third Prize of Science and Technology Progress Award of China Federation of Logistics and Purchasing in 2020 and was awarded as one of Shanghai’s Top 100 Enterprises in the Software and Information Technology Service Industry in 2019. In 2018, we were awarded as one of the National Advanced Logistics Enterprises and China’s Top 100 Logistics Enterprises’ at the Commendation Congress of Advanced Logistics Enterprises. We were awarded as one of AAAAA logistics companies by China Federation of Logistics & Purchasing in August 2017.

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

Regulations Relating To Foreign Investment

Industry Catalogue Relating to Foreign Investment.

The MOFCOM and the NDRC jointly promulgated the Negative List for Foreign Investment Access, or the Negative List, on December 27, 2021, which became effective on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Edition), or the Catalogue, on December 27, 2020, which became effective on January 27, 2021. The Catalogue and the Negative List set forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

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

According to the FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China. Although the FIL does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the PRC Foreign Investment Law.”

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

Pursuant to the Measures for Information Reporting on Foreign Investment, promulgated by the MOFCOM and the State Administration for Market Regulation, or the SAMR, and became effective on January 1, 2020, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign investment enterprise shall submit the investment information to the competent commerce department. The Implementation Regulation for the FIL, promulgated by the PRC State Council and became effective on January 1, 2020, provides that foreign investment enterprises established in accordance with the PRC Equity Joint Venture Law, the PRC Wholly Foreign-owned Enterprise Law, and the PRC Cooperative Joint Venture Law prior to implementation of the FIL shall, within the five-year period following the implementation of the FIL, adjust their organization form, organization structure pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and related laws, and complete change registration in accordance with the law. With effect from January 1, 2025, where an existing foreign investment enterprise has not adjusted its organization form or organization structure and complete the change registration in accordance with the law, the market regulatory authorities shall not process the application(s) for any other registration matter(s) of the said foreign investment enterprise, and shall publicly announce the relevant information.

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

In accordance with the Decision of the State Council on Issues concerning Cancelling and Adjusting a Batch of Administrative Examination and Approval Items on February 24, 2015, a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to the application of its business license, and the competent industrial and commercial administration will examine whether such company has obtained a Courier Service Operation Permit.

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

According to the Interim Regulations on Express Delivery, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local postal administrations in the places where they are located for record within 20 days from the date of opening their express delivery terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local postal administrations for opening their express delivery terminal outlets, such express delivery service company may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. According to the Interim Regulations on Express Delivery, the Postal Law and the Anti-Terrorism Law, if any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB 100,000 to RMB 500,000 or ordered to suspend business operation until cancellation of its express delivery services certificate, and the personnel directly in charge and other persons directly liable may be subject to a fine ranging up to RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legitimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation. ZTO Express and 65 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Pursuant to the E-commerce Law, we are subject to certain requirements in e-commerce business, including but not limit to the following: while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such providers shall obtain the consent of consignees. Express logistics service providers shall use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of packaging materials and implement the recycling measures. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. The operation of our business is subject to the E-commerce Law. If our express delivery services are not in compliance with the law, we may be required to rectify. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and the business of our network partners are subject to a broad range of PRC laws and regulations. If we or our network partners are deemed to be not in compliance with any of these laws and regulations, our business, reputation, financial condition and results of operations may be materially and adversely impacted.”

Regulations Relating To Road Transportation Operation Permit

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

In 2021, ZTO Express and eight of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and 23 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Regulations Relating To Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated on August 19, 2016, took effect on September 21, 2016 and amended on August 11, 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of more than three violations in any year, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. In the event more than 10% of the total vehicles of any road transportation enterprise are not in compliance with this regulation in any year, such road transportation enterprise shall suspend its business for rectification and its road transportation license may be revoked.

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

Regulations Relating To Use Of Unmanned Aerial Vehicles For Commercial Flight Activities

On March 21, 2018, Civil Aviation Administration promulgated the Administrative Measures for Commercial Flight Activities of Civil Unmanned Aerial Vehicles (Interim), pursuant to which a Civil Unmanned Aerial Vehicle Business License shall be obtained for the use of unmanned aerial vehicles for commercial flight activities, and no commercial flight activities shall be conducted without an Unmanned Aerial Vehicle Operation Permit. Three subsidiaries of ZTO Express, have obtained the Unmanned Aerial Vehicle Operation Permit.

On August 26, 2020, Ministry of Transport promulgated the Provisions on the Administration of Business Licensing for General Aviation which became effective on January 1, 2021, which provides that General Aviation Business License shall be obtained for the use of general aviation aircraft, including civil unmanned aerial vehicle, for commercial flight activities. General aviation enterprise shall submit the annual report of the previous year to the regional civil aviation administration of their domicile through the general aviation management system before March 31 of each year, in the event failing to submit the annual report of the previous year within the specified time, or the content of the annual report does not meet the requirements, such general aviation enterprise may be ordered to rectify within a specified time and be imposed a fine up to RMB30,000 if such general aviation enterprises refuse to rectify. According to the General Aviation Business Licensing Work Guide (Second Edition), enterprise that has obtained the Civil Unmanned Aerial Vehicle Business License on or before December 31, 2020 does not need to apply for a new version of the General Aviation Business License and the Civil Unmanned Aerial Vehicle Business License continue to be valid until the new version of the electronic license of the General Aviation Business License is launched.

Regulations Relating To Commercial Franchising

Pursuant to the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees to the franchisor according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with the MOFCOM or its local counterparts and must report the status of its franchising contracts in the previous year in the first quarter of each year after record-filing. The MOFCOM announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the MOFCOM or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation contracts with its direct network partners. If we are deemed as a franchisor who fails to comply with the stipulations of filing with the competent commerce authority, we may be imposed a fine ranging from RMB10,000 to RMB100,000. As of December 31, 2021, we have not made any filings with local counterparts of the MOFCOM or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Our failure to comply with regulations on commercial franchising may result in penalties to us.”

Regulations Relating To Personal Information Security And Consumer Protection

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, or the PIPL, which took effect on November 1, 2021. Pursuant to the PIPL, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The PIPL applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old.

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau on March 26, 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals agreeing upon provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users' information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect on September 1, 2014. The Postal Users Complaints Settling Center implements the regime of mediation to handle the complaints from users on the quality of the express delivery services. According to the Interim Regulations on Express Delivery, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local postal administrations. Failure to comply with such requirement may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revoke of its Courier Service Operation Permit. We are subject to the above provisions or measures with regard to the security of personal information and believe that we are currently in compliance with the law in all material aspects.

Regulations Relating To Cybersecurity, Privacy, Data Protection And Information Security

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People's Congress on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires network service providers to take measures to ensure confidentiality of information of users. On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. On August 29, 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the PRC Criminal Law, which became effective on November 1, 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information incompliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The PRC Civil Code, or the Civil Code, promulgated on May 28, 2020 and became effective on January 1, 2021, also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, the 2020 Measures, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review.

The 2021 Measures, took effect on February 15, 2022, and has replaced the 2020 Measures and further restated and expanded the applicable scope of the cybersecurity review. Pursuant to the 2021 Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review under 2021 Measures if their activities affect or may affect national security. The 2021 Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On August 17, 2021, the state council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people's livelihood and public interests.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Regulations on the Network Data Security Management, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 24, 2021, the CSRC issued the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations, requiring domestic companies that directly or indirectly offer and list securities in an overseas market to fulfil the due filing and reporting obligations. The 2021 Measures required that, among others, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Regulations Relating To Financial Services

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

Pursuant to the Notice of the General Office of the China Banking and Insurance Regulatory Commission on Strengthening the Supervision and Administration of Commercial Factoring Enterprises promulgated by the China Banking and Insurance Regulatory Commission on October 18, 2019 with the amendment on June 21, 2021, each financial regulatory authority shall coordinate with administrations for market regulation in strictly controlling the registration of commercial factoring enterprises before promulgation of the administrative measures for market access of commercial factoring enterprises. If the newly establishment of a commercial factoring enterprise is necessary, the financial regulatory authority shall set up a consultation mechanism with administrations for market regulation.

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

Regulations Relating To Land Use Right And Construction

Certain of our offices, sorting hubs and other facilities, together with the land use rights attached, are obtained or built by us or bought from third parties. Pursuant to the PRC Land Administration Law promulgated on June 25, 1986 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, and the PRC Property Law which has been superseded by the Civil Code since January 1, 2021, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Ministry of Natural Resources. Land use right is established at the time of registration. We have not obtained title certificates of land use rights to certain pieces of land currently used by us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development on December 4, 1992 with the amendment on January 26, 2011, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress on October 28, 2007 and became effective on January 1, 2008 with the latest amendment on April 23, 2019, the Measures for Administration of Permission for Commencement of Construction Works promulgated by the Ministry of Housing Construction and Urban-Rural Development with the latest amendment on March 30, 2020, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development with the latest amendment on October 19, 2009, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council on January 30, 2000 and most recently amended on April 23, 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized. We have not been fully in compliance with certain construction requirements under PRC laws and regulations, such as commencing construction projects before obtaining the requisite permits and putting the constructions into use before passing the requisite inspection and acceptance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

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

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT, in August 24, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. Our domain name registration is handled through domain name service agencies established under the relevant regulations, and we become domain name holders upon successful registration.

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

The SAFE Circular 19, took effect as of June 1, 2015 and partially modified or repealed on June 9, 2016 and December 30, 2019. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is temporarily 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments.

On June 9, 2016, SAFE promulgated the SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

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

Regulations Relating To PRC Mergers & Acquisitions

On August 8, 2006, the MOFCOM issued the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009, provided that the scenarios qualify as an acquisition of a domestic enterprise by a foreign investor. The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. According to the Measures for Reporting of Information on Foreign Investment, which was issued by the MOFCOM and the SAMR and took effect on January 1, 2020, to acquire the equity of a non-foreign-invested enterprise within the territory of China, a foreign investor shall submit the initial report through the enterprise registration system when it applies for the registration of changes to the acquired enterprise. The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. According to the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on September 18, 2018, where the concentration of business operators satisfies any of the following threshold, the business operators shall file a declaration to the anti-monopoly enforcement authority of the State Council in advance, otherwise, no concentration shall be carried out: (i) the total amount of the global turnover realized by all business operators participating in the concentration during the last fiscal year exceeds RMB10 billion with at least two business operators each achieving a turnover of more than RMB 400 million within China during the last fiscal year; (ii) the total amount of the turnover within China achieved by all business operators participating in the concentration during the last fiscal year exceeds RMB 2 billion with at least two business operators each achieving a turnover of more than RMB400 million within China during the last fiscal year. The Interim Provisions on the Examination of Concentration of Business Operators promulgated by the SAMR, which became effective on December 1, 2020, further stipulates the detailed rules of declaration and examination of concentration of business operators. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.” Currently, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations Relating To Dividend Distribution

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

Regulations Relating To Offshore Financing

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

Regulations Relating To Employee Stock Incentive Plan Of Overseas Publicly-Listed Company

Pursuant to the 2012 SAFE Notices, which was promulgated by SAFE on February 15, 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees, who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year with the exception of diplomatic agents of foreign countries in China and the representatives of any international organization in China and have been granted options, are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure by such individuals to complete their SAFE registrations may subject them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly listed companies may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Under STA Public Notice 7, issued by the STA on February 3, 2015, and was recently amended on December 29, 2017, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. According to the STA Announcement 37, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the PRC for Enterprise Income Tax. There is uncertainty as to the implementation details of STA Public Notice 7 and STA Announcement 37. If STA Public Notice 7 or STA Announcement 37 was determined to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with STA Public Notice 7 and STA Announcement 37 or to establish that the relevant transactions should not be taxed under STA Public Notice 7 or STA Announcement 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Under the EIT Law and its implementation rules, certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria are permitted to enjoy a reduced 15% enterprise income tax rate. The Administrative Measures for the Certification of High and New Technology Enterprises, issued by the STA, the Ministry of Science and Technology and the Ministry of Finance, or the MOF on January 29, 2016, specifies the criteria and procedures for the qualification and certification of the High and New Technology Enterprises.

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

PRC Value-Added Tax

Pursuant to the PRC Interim Value-Added Tax Regulations promulgated by the State Council and its implementation rules promulgated by the MOF, subject to applicable exceptions, tax payers selling goods, providing labor services of processing, repairs or maintenance, or selling services, intangible assets or real property in China, or importing goods to China shall pay VAT. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

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

Pursuant to the Announcement on the Taxation Policy related to the support of prevention of COVID-19 issued by the MOF and the STA on February 6, 2020, the tax payers of express delivery industry are permitted to enjoy the VAT exemption on the taxable income from providing express delivery service for the residents in 2020. The VAT exemption was extended to March 31, 2021, according to the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19.

C.           Organizational Structure

For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”

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

Agreement that allows us to receive economic benefits from ZTO Express

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement and its supplemental agreement between Shanghai Zhongtongji Network and ZTO Express, dated August 18, 2015 and August 10, 2020, respectively, Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and consulting services required by ZTO Express’s business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount equal to 100% of the net income of ZTO Express and its affiliates. Notwithstanding the forgoing, ZTO Express and Shanghai Zhongtongji Network agree and confirm that the amount of the service fees shall be determined by Shanghai Zhongtongji Network and subject to any adjustment at the discretion of Shanghai Zhongtongji Network without the consent of ZTO Express. This agreement will remain effective for an unlimited term, unless Shanghai Zhongtongji Network and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. ZTO Express is not permitted to unilaterally terminate the agreement in any event unless required by applicable law.

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

D.           Property, Plant and Equipment

As of December 31, 2021, we had an aggregate gross floor area of approximately 7,534,453 square meters of self-operated sorting hubs, among which, approximately 5,724,700 square meters were used for sorting purposes. The lease terms of the buildings we leased from third parties ranged from one to 15 years. We had not obtained the title certificates of land use rights from the relevant authorities with respect to an aggregate gross land area of approximately 234,000 square meters of self-operated sorting hubs, and the title certificates with respect to 136 buildings.

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

While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future development of the outbreak. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Chinese local authorities have reinstated certain measures to keep COVID-19 in check, including travel restrictions and stay-at-home orders, and we may have to adjust various aspects of our operations. In addition, the highly-transmissible Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. Consequently, the COVID-19 pandemic may materially adversely affect our business, financial condition and results of operations. The extent to which this pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable.

As of December 31, 2021, we had cash and cash equivalents of RMB9,721.2 million (US$1,525.5 million) and short-term investments of RMB2,845.3 million (US$446.5 million). Our short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations Revenues

Revenues

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Express delivery services	19,606,214	88.7	21,900,201	86.9	27,450,922	4,307,649	90.3
Freight forwarding services	1,235,961	5.6	1,862,689	7.4	1,529,601	240,028	5.0
Sale of accessories	1,089,977	4.9	1,133,712	4.5	1,231,283	193,215	4.0
Others	177,794	0.8	317,688	1.2	194,033	30,448	0.7
Total revenues	22,109,946	100.0	25,214,290	100.0	30,405,839	4,771,340	100.0

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 86.4%, 83.7% and 83.2% of our total express delivery services revenues in 2019, 2020 and 2021, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our express delivery services to such enterprise customers accounted for 13.6%, 16.3% and 16.8% of our total express delivery services revenues in 2019, 2020 and 2021, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 17,003 million in 2020 to 22,289 million in 2021.

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

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Line-haul transportation cost	7,466,043	33.8	8,697,081	34.5	11,487,810	1,802,688	37.8
Sorting hub cost	4,109,338	18.6	5,224,544	20.7	6,774,595	1,063,081	22.3
Freight forwarding cost	1,209,523	5.5	1,712,592	6.8	1,326,557	208,166	4.4
Cost of accessories sold	544,166	2.5	391,253	1.6	349,647	54,867	1.1
Other costs	2,159,708	9.7	3,351,714	13.3	3,877,853	608,521	12.7
Total cost of revenues	15,488,778	70.1	19,377,184	76.9	23,816,462	3,737,323	78.3

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by self-owned fleet, (iii) employee compensation and other benefits for drivers of self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance costs of self-owned fleet. Total line-haul transportation cost accounted for 33.8%, 34.5% and 37.8% of our revenues in 2019, 2020 and 2021, respectively. Since 2019, we increased usage of self-owned fleet with an increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved transportation cost efficiencies.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 18.6%, 20.7% and 22.3% of our revenues 2019, 2020 and 2021, respectively.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 2.5%, 1.6% and 1.1% of our revenues in 2019, 2020 and 2021, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 49.9%, 34.5% and 28.4% in 2019, 2020 and 2021, respectively. The decrease was mainly due to the increased use of lower-cost single-sheet thermal waybill paper starting in the second half of 2019. The cost of accessories sold grew slower than the sale of accessories.

Other costs, which mainly include (i) information technology related cost, (ii) dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 9.7% and 13.3% and 12.7% of our revenues in 2019, 2020 and 2021, respectively.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 7.0%, 6.6% and 6.2% of our revenues in 2019, 2020 and 2021, respectively, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB316.7 million, RMB264.2 million and RMB248.0 million (US$38.9 million) in 2019, 2020 and 2021, respectively, which accounted for 1.4%, 1.0% and 0.8% of our revenues in the corresponding periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives.

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

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentages)
Revenues	22,109,946	100.0	25,214,290	100.0	30,405,839	4,771,340	100.0
Cost of revenues	(15,488,778)	(70.1)	(19,377,184)	(76.9)	(23,816,462)	(3,737,323)	(78.3)
Gross profit	6,621,168	29.9	5,837,106	23.1	6,589,377	1,034,017	21.7
Operating income (expenses)(1)
Selling, general and administrative	(1,546,227)	(7.0)	(1,663,712)	(6.6)	(1,875,869)	(294,365)	(6.2)
Other operating income, net	387,890	1.8	580,973	2.3	789,503	123,890	2.6
Total operating expenses	(1,158,337)	(5.2)	(1,082,739)	(4.3)	(1,086,366)	(170,475)	(3.6)
Income from operations	5,462,831	24.7	4,754,367	18.8	5,503,011	863,542	18.1
Other income (expenses)
Interest income	585,404	2.6	442,697	1.8	363,890	57,102	1.2
Interest expense	—	—	(35,307)	(0.1)	(126,503)	(19,851)	(0.4)
Fair value change at derivatives	—	—	(877)	—	52,909	8,303	0.2
Gain/(loss) on disposal of equity investees and subsidiary	(2,860)	—	1,086	—	2,357	370	—
Impairment of investment in equity investee	(56,026)	(0.3)	—	—	—	—	—
Unrealized gain from investment in equity investee	754,468	3.4	—	—	—	—	—
Foreign currency exchange gain/(loss), before tax	13,301	0.1	(127,180)	(0.5)	(56,467)	(8,861)	(0.2)
Income before income tax, and share of loss in equity method investments	6,757,118	30.6	5,034,786	20.0	5,739,197	900,605	18.9
Income tax expense	(1,078,295)	(4.9)	(689,833)	(2.7)	(1,005,451)	(157,777)	(3.3)
Share of loss in equity method investments	(7,556)	—	(18,507)	(0.1)	(32,419)	(5,087)	(0.1)
Net Income	5,671,267	25.7	4,326,446	17.2	4,701,327	737,741	15.5
Net loss/(income) attributable to noncontrolling interests	2,878	0.0	(14,233)	(0.1)	53,500	8,395	0.2
Net income attributable to ZTO Express (Cayman) Inc.	5,674,145	25.7	4,312,213	17.1	4,754,827	746,136	15.6
(1)

Our operating income (expenses) in 2019, 2020 and 2021 includes RMB316.7 million, RMB264.2 and RMB248.0 (US$38.9 million), respectively, of share-based compensation expenses, accounting for 1.4%, 1.0% and 0.8% of our total revenues in the same periods, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 20.6% to RMB30.4 billion (US$4.8 billion) in 2021 from RMB25.2 billion in 2020. The increase was mainly driven by growth in parcel volume to 22,289 million in 2021 from 17,003 million in 2020 as a result of growth in China’s e-commerce market and an increase in our market share. It is also largely offset by a 5.7% decrease in unit price per parcel mainly resulting from per parcel weight decline and volume incentives. Revenue from freight forwarding services decreased by 17.9% compared to 2020, mainly due to cross border e-commerce demand and pricing gradually returned to normal as countries recovered from the COVID-19 pandemic. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills printing, increased by merely 8.6% due to increased usage of lower-priced single-sheet digital waybill in 2021.

Cost of Revenues

Our total cost of revenues increased by 22.9% to RMB23.8 billion (US$3.7 billion) in 2021 from RMB19.4 billion in 2020. This increase primarily resulted from increases in line-haul transportation cost by RMB2,790.7 million (US$437.9 million), sorting hub operating cost by RMB1,550.1 million (US$243.2 million) and other costs by RMB526.1 million (US$82.6 million).

Line-haul transportation cost. Our line-haul transportation cost was RMB11.5 billion (US$1.8 billion) in 2021, an increase of 32.1% from RMB8.7 billion in 2020. The line-haul transportation cost per parcel increased 0.8% to RMB0.52. The increase was primarily due to (i) reduced toll road fee charges by a nationwide waiver policy which took effect in mid-February and lasted through early May in 2020 to provide relief and support economic recovery from COVID-19 pandemic, (ii) increase of diesel price.

Sorting hub cost. Our sorting hub cost increased by 29.7% to RMB6.8 billion (US$1.1 million) in 2021 from RMB5.2 billion in 2020. The increase was mainly due to (i) increased labor costs of RMB1,109.6 million (US$174.1 million) as a result of wage increases and sorting hub headcount increase which were relatively low against volume growth, and (ii) an increase of RMB269.8 million (US$42.3 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment. As of December 31, 2021, 385 sets of automated sorting equipment had been installed and put into operation. The sorting hub cost per parcel decreased by 1.1% to RMB0.30 mainly driven by higher utilization of automation equipment and improved economies of scale.

Cost of accessories sold. Our cost of accessories sold decreased by 10.6% to RMB349.6 million (US$54.9 million) in 2021 from RMB391.3 million in 2020. The decrease was mainly driven by increased usage of lower-cost single-sheet digital waybill in 2021.

Other costs. Other costs increased to RMB3.9 billion (US$608.5 million) in 2021 from RMB3.4 billion in 2020, primarily due to (i) an increase in costs associated with serving enterprise customers of RMB269.6 million (US$42.3 million), and (ii) an increase of RMB188.3 million (US$29.5 million) in tax surcharge as a result of the expiration of tax relief policies during COVID-19 pandemic.

Gross Profit

Our gross profit increased by 12.9% to RMB6.6 billion (US$1,034.0 million) in 2021 from RMB5.8 billion in 2020. Our gross profit margin decreased to 21.7% in 2021 from 23.1% in 2020 and was primarily attributable to combined effects of 31.1% parcel volume growth and 6.2% unit cost productivity gain partially offsetting overall unit price per parcel decline of 5.7% due to competition and per parcel weight decline. The parcel volume growth resulted from growth in China’s e-commerce market and an increase in our market share. Our cost productivity improved during the period primarily because of the continued adoption of cost efficient and innovative measures in transportation and sorting, such as the use of high-capacity trucks and automated sorting equipment. On the other hand, unit price per parcel declined as a result of both competition and per parcel weight decline, which had a stronger impact than the foregoing cost productivity gain, resulting in a decline in gross profit margin.

Operating Expenses

Our total operating expenses increased by 0.3% to RMB1,086.4 million (US$170.5 million) in 2021 from RMB1,082.7 million in 2020.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 12.8% to RMB1,875.9 million (US$294.4 million) in 2021 from RMB1,663.7 million in 2020. The increase was primarily due to (i) an increase of RMB124.6 million (US$19.5 million) in wages and social welfare expenses; (ii) an increase of RMB62.9 million (US$9.9 million) in office expenses; and (iii) an increase of RMB22.2 million (US$3.5 million) in depreciation and amortization expenses.

Other operating income, net. We had a net other operating income of RMB789.5 million (US$123.9 million) in 2021, compared to RMB581.0 million of net other operating income in 2020. The increase is mainly comprised of (i) the RMB250.3 million (US$39.3 million) of VAT super deduction, and (ii) an increase in government subsidies and tax rebate of RMB23.4 million (US$3.7 million), and offset by RMB91.5 million (US$14.4 million) ADR fee rebate.

Other Income and Expenses

Interest income. Interest income decreased to RMB363.9 million (US$57.1 million) in 2021 from RMB442.7 million in 2020, primarily due to the decreased average daily balance of cash and interest-earning bank deposits.

Interest expense. Our interest expense increased to RMB126.5 million (US$19.9 million) in 2021 from RMB35.3 million in 2020, primarily due to increased short-term bank borrowings during 2021.

Foreign currency exchange (loss). Our foreign currency exchange loss decreased from RMB127.2 million in 2020 to RMB56.5 million (US$8.9 million) in 2021 mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi in the period.

Income Tax Expense

Our income tax expense was RMB1,005.5 million (US$157.8 million) in 2021, representing an increase of 45.8% from RMB689.8 million in 2020, mainly due to the increase of profit before tax and an income tax refund of RMB200.7 million (US$31.5 million) received by Shanghai Zhongtongji Network, a wholly-owned subsidiary, for being recognized as a “Key Software Enterprise” that was qualified for a preferential tax rate of 10% for tax year 2020. Our effective tax rate in 2021 was 17.5%, compared to 13.7% in 2020.

Net Income

Our net income increased to RMB4.7 billion (US$737.7 million) in 2021 from RMB4.3 billion in 2020 primarily as a result of the foregoing.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 14.0% to RMB25.2 billion in 2020 from RMB22.1 billion in 2019. The increase was mainly driven by growth in parcel volume to 17,003 million in 2020 from 12,121 million in 2019 as a result of growth in China’s e-commerce market and an increase in our market share. It is also largely offset by a 20.2% decrease in unit price per parcel mainly from incremental volume incentives to provide extra support to the network partners in order to maintain competitiveness and to cope with the negative impact of the COVID-19 outbreak. Revenue from freight forwarding services increased by 50.7% compared to 2019, mainly due to increased cross border e-commerce demand during the COVID-19 outbreak. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills printing, increased by merely 4.0% due to increased usage of lower-priced single-sheet digital waybill in 2020.

Cost of Revenues

Our total cost of revenues increased by 25.1% to RMB19.4 billion in 2020 from RMB15.5 billion in 2019. This increase primarily resulted from increases in line-haul transportation cost by RMB1,231.0 million, sorting hub operating cost by RMB1,115.2 million and other costs by RMB1,192 million.

Line-haul transportation cost. Our line-haul transportation cost was RMB8.7 billion in 2020, an increase of 16.5% from RMB7.5 billion in 2019. The line-haul transportation cost per parcel declined 17.0% to RMB0.51. The decrease was primarily due to (i) increased usage of self-owned vehicles with a greater number of higher-capacity trailer trucks, (ii) reduced toll road fee charges based on a government waiver policy which took effect in mid-February and lasted through early May to provide relief and support economic recovery after the COVID-19 outbreak, and (iii) declined diesel price.

Sorting hub cost. Our sorting hub cost increased by 27.1% to RMB5.2 billion in 2020 from RMB4.1 billion in 2019. The increase was mainly due to (i) increased labor costs of RMB759.6 million as a result of wage increases and sorting hub headcount increase which were relatively low against volume growth, and (ii) an increase of RMB273.8 million in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment. As of December 31, 2020, 339 sets of automated sorting equipment had been installed and put into operation. The sorting hub cost per parcel decreased by 9.4% to RMB0.31 mainly as a result of higher utilization of automation and improved economies of scale, partially offset by the declined parcel volume in the first two months of 2020 where sorting hubs were forced to temporarily close down due to the COVID-19 outbreak until they gradually returned to operations in mid-to-late February.

Cost of accessories sold. Our cost of accessories sold decreased by 28.1% to RMB391.3 million in 2020 from RMB544.2 million in 2019. The decrease was mainly driven by the increased use of lower-cost single-sheet digital waybills since the second half of 2019.

Other costs. Other costs increased to RMB3.4 billion in 2020 from RMB2.2 billion in 2019, primarily due to (i) an increase in costs associated with serving enterprise customers of RMB921.6 million, and (ii) an increase of RMB246.1 million in information technology related cost.

Gross Profit

Our gross profit decreased by 11.8% to RMB5.8 billion in 2020 from RMB6.6 billion in 2019. Our gross profit margin decreased to 23.1% in 2020 from 29.9% in 2019 and was primarily attributable to combined effects of 40.3% parcel volume growth and 10.8% unit cost productivity gain partially offsetting overall unit price per parcel decline of 20.2% due to competition and the COVID-19 outbreak. The parcel volume growth resulted from growth in China’s e-commerce market and an increase in our market share, although this overall growth was partially offset by a temporary decline in the first two months of 2020 due to the COVID-19 outbreak. Our cost productivity improved during the period primarily because of the continued adoption of cost efficient and innovative measures in transportation and sorting, such as the use of high-capacity trucks and automated sorting equipment. On the other hand, unit price per parcel declined as a result of both competition and the COVID-19 outbreak, which had a stronger impact than the foregoing two factors, resulting in a decline in gross profit margin.

Operating Expenses

Our total operating expenses decreased by 6.5% to RMB1,082.7 million in 2020 from RMB1,158.3 million in 2019.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 7.6% to RMB1,663.7 million in 2020 from RMB1,546.2 million in 2019. The increase was primarily due to (i) an increase of RMB107.1 million in wages and social welfare expenses; (ii) an increase of RMB25.1 million in office expenses; and (iii) an increase of RMB21.0 million in depreciation and amortization expenses, partially offset by a decrease in share-based compensation expenses as the restricted share units we granted in 2017 under the 2016 Share Incentive Plan was fully amortized in the first quarter of 2020.

Other operating income, net. We had a net other operating income of RMB581.0 million in 2020, compared to RMB387.9 million of net other operating income in 2019. The increase is mainly comprised of (i) RMB93.2 million ADR fee rebate, (ii) the RMB50.5 million of VAT super deduction, and (ii) an increase in government subsidies and tax rebate of RMB42.0 million.

Other Income and Expenses

Interest income. Interest income decreased to RMB442.7 million in 2020 from RMB585.4 million in 2019, primarily due to the decreased average daily balance of cash and interest-earning bank deposits.

Interest expense. Our interest expense increased to RMB35.3 million in 2020 from nil in 2019, primarily due to increased short-term bank borrowings during 2020.

Foreign currency exchange gain/(loss). Our foreign currency exchange decreased from a gain of RMB13.3 million in 2019 to a loss of RMB127.2 million in 2020 mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi in the period.

Income Tax Expense

Our income tax expense was RMB689.8 million in 2020, representing a decrease of 36.0% from RMB1,078.3 million in 2019, mainly due to the decrease of profit before tax and an income tax refund of RMB200.7 million received by Shanghai Zhongtongji Network, a wholly-owned subsidiary, for being recognized as a “Key Software Enterprise” that was qualified for a preferential tax rate of 10% for tax year 2019. Our effective tax rate in 2020 was 13.7%, compared to 16.0% in 2019.

Net Income

Our net income decreased to RMB4.3 billion in 2020 from RMB5.7 billion in 2019 primarily as a result of the foregoing. In addition, we had a 754.5 million unrealized one-time valuation gain on equity investment in Cainiao Smart Logistics Network Limited in 2019.

Business Combination

In October 2017, we acquired the COE Business for a consideration of HK$180.0 million (approximately RMB152.9 million). The COE Business is a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen. We adopted the acquisition method to account for the acquisition. Under the acquisition method, we consolidated the operating results of the COE Business for the three months ended December 31, 2017, and the relevant net assets acquired in the consolidated financial statements as of December 31, 2017. As a result of the acquisition, we recognized RMB17,123 thousand of fixed assets, RMB61,973 thousand of intangible assets, representing the fair value of the customer relationships of the COE Business, and a goodwill of RMB84,430 thousand, representing the excess of acquisition cost over the fair market value of net tangible assets and customer relationship acquired. The cash consideration in relation to the acquisition of the COE Business of RMB22.9 million was not fully paid as of December 31, 2021 and has been recorded in acquisition consideration payable.

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

PRC

Under the EIT Law, our PRC subsidiaries and consolidated affiliated entities are in principle subject to enterprise income tax at a statutory rate of 25%. Such 25% EIT rate applies to most of our subsidiaries and consolidated affiliated Chinese entities established in China. In 2021, some of our PRC subsidiaries, Shanghai Zhongtongji Network Technology Co., Ltd., Shanghai Shuangcaiji Intellect Technology Co., Ltd. and four of our consolidated affiliated Chinese entities, located in the municipalities or provinces of Chongqing, Sichuan, Yunnan and Shaanxi, benefit from preferential tax rates by either qualifying as HNTEs or qualifying under the Western Regions Catalogue or qualifying as Key Software Enterprise under the EIT Law as follows.

●	In 2017, Shanghai Zhongtongji Network Technology Co., Ltd. applied for the qualification as HNTE, which were approved by the relevant government authority. Thus, it was entitled to a preferential EIT rate of 15% from 2017 to 2019. The renewed qualification of Shanghai Zhongtongji Network as an HNTE has been obtained on November 12, 2020, and Shanghai Zhongtongji Network continues to enjoy the preferential tax treatment for HNTE from January 1, 2020 to December 31, 2022. In addition, Shanghai Shuangcaiji Intellect was recognized by relevant PRC government authorities as an HNTE, on November 12, 2020 and therefore became eligible for the preferential 15% enterprise income tax rate from January 1, 2020 to December 31, 2022 upon its filing with the relevant tax authority.
●	Pursuant to Circular 58, Circular 12 and Circular 23 promulgated for the implementation of preferential tax policy in China’s western regions, companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible for a preferential income tax rate of 15% if their primary businesses fall within the “encouraged” category of the policy and the annual revenue from their primary business from January 1, 2011 to December 31, 2020 accounts for more than 70% or the revenue from their primary business from January 1, 2021 to December 31, 2030 accounts for more than 60% of the total enterprise revenue. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” In 2021, four of our consolidated affiliated Chinese entities, located in the municipalities or provinces of Chongqing, Sichuan, Yunnan and Shaanxi, have the 15% preferential income tax rate as qualified enterprises within the Catalog of Encouraged Industries in the Western Region. The preferential income tax rate will expire as of December 31, 2030.
●	Shanghai Zhongtongji Network applied for the Key Software Enterprise status in earlier 2020. With this status, Shanghai Zhongtongji Network was entitled to a preferential tax rate of 10% for 2019. The approval was obtained in September 2020 from the in-charge authority. This factored the decrease of income tax expense of RMB200.7 million for the fiscal year 2019. This impact is recognized in the true up in 2020. It is uncertain that whether Shanghai Zhongtongji Network is still eligible for the qualification for 2021. Therefore, Shanghai Zhongtongji Network will not be entitled to a preferential tax rate of 10% for 2021 until Key Software Enterprise status is obtained in 2022. The impact will be recognized in the true up in 2022.

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

Under Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to VAT, at a rate of 6% to 17% (which has been reduced to 13% after April 1, 2019 pursuant to Circular 39) on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Under Circular 32, which came into effect on May 1, 2018, for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11%, such tax rates shall be adjusted to 16% and 10%, respectively. Furthermore, pursuant to Circular 39, for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively. Under Circular 39, during the period from April 2019 to December 2021, certain qualified service industry taxpayers can enjoy an extra 10% for deduction of the tax payable, which is calculated based on the input VAT filed with the tax bureau. In addition, under Circular 39, qualifying tax payers who meet certain requirements are eligible for the newly increased unutilized input VAT refund. The refund of newly increased unutilized input VAT for the current period shall be calculated as per the following formula: refundable amount of newly increased unutilized input VAT for the current period = newly increased unutilized input VAT × the input component ratio × 60%.

Pursuant to the Announcement on the Taxation Policy related to the support of prevention of COVID-19 issued by the MOF and the STA on February 6, 2020, the tax payers of express delivery industry are permitted to enjoy the VAT exemption on the taxable income from providing express delivery service for the residents in 2020. The VAT exemption was extended to March 31, 2021, according to the Announcement on Continuously Implementing Some Tax Preferential Policies in Response to COVID-19.

Critical Accounting Estimates

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

We had a financing receivables balance of RMB1,060.9 million, RMB2,462.5 million and RMB2,524.4 million (US$396.1 million) as of December 31, 2019, 2020 and 2021. No material default occurred in 2019, 2020 and 2021.

The table below sets forth the maturity profiles of our financing receivables before provision of credit losses as of December 31, 2021.

	December	Within	One to	Two to	Over three
	31, 2021	one year	two years	three years	years
Total Balance (RMB in thousands)	2,588,010	1,137,638	626,526	733,208	90,638
Percentage of Total Balance	100%	44%	24%	28%	4%

Impairment Assessment on Long-Lived Assets and Goodwill

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of a long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, and significant assumptions such as future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may be different from actual results. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of business acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, we compare the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

We had two reporting units for purposes of allocating, and testing goodwill for the years ended December 31, 2019, 2020 and 2021. We conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, we considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price and actual revenue performance compared to previous years. Based on the results of the qualitative assessment completed as of December 31, 2019, 2020 and 2021, there were no indicators of impairment. Therefore, no impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

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

We measure our equity investments without readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As part of our assessment for impairment indicators, we consider significant deterioration in the earnings performance and overall business prospects of the investee as well as significant adverse changes in the external environment these investments operate. If our qualitative assessment indicates the investments are impaired, the fair value of these equity securities would be estimated, which would involve a significant degree of judgement and subjectivity. We recognized an unrealized gain of RMB754.5 million resulting from an investee’s observable price change event for the year ended December 31, 2019. We recognized impairment losses of RMB56.0 million, nil and nil related to equity investments for the years ended December 31, 2019, 2020 and 2021, respectively.

Recently Issued Accounting Pronouncement

In November 2021, the FASB issued ASU  2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect this ASU would have a material impact on the consolidated financial statements.

B.           Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	6,304,186	4,950,749	7,220,217	1,133,010
Net cash used in investing activities	(3,664,213)	(3,549,341)	(8,756,533)	(1,374,091)
Net cash provided by/(used in) financing activities	(1,982,306)	8,337,407	(2,903,985)	(455,699)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,207)	(656,137)	(150,430)	(23,606)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	654,460	9,082,678	(4,590,731)	(720,386)
Cash, cash equivalents and restricted cash at beginning of year	4,622,954	5,277,414	14,360,092	2,253,412
Cash, cash equivalents and restricted cash at end of year	5,277,414	14,360,092	9,769,361	1,533,026

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2019, 2020 and 2021, our cash and cash equivalents, restricted cash and short-term investments were RMB16.4 billion, RMB18.0 billion and RMB12.6 billion (US$2.0 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of December 31, 2021, approximately 83.6% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 64.6% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

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

Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through our contractual arrangements with ZTO Express. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on our liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

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

Operating Activities

Net cash provided by operating activities in 2021 was RMB7.2 billion (US$1.1 billion), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB30.0 billion (US$4.7 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB13.8 billion (US$2.2 billion); (ii) cash flow in interest income of RMB321.1 million (US$50.4 million); (iii) cash in subsidy of RMB683.2 million (US$107.2 million); (iv) RMB8.4 billion (US$1.3 billion) paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB1.1 billion (US$178.9 million); and (vi) RMB487.0 million (US$76.4 million) as other administrative costs.

Net cash provided by operating activities in 2020 was RMB5.0 billion, which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB23.5 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB11.8 billion; (ii) cash flow in interest income of RMB521.0 million; (iii) cash in subsidy of RMB409.4 million; (iv) RMB6.3 billion paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB1.0 billion; and (vi) RMB410.8 million as other administrative costs.

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

Investing Activities

Net cash used in investing activities in 2021 was RMB8.8 billion (US$1.4 billion), primarily due to (i) purchase of short-term investment products of RMB13.2 billion (US$2.1 billion), while maturity of short-term investment products amounted to RMB14.1 billion (US$2.2 billion); (ii) purchase of property and equipment of RMB8.4 billion (US$1.3 billion), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights in an amount of RMB967.3 million (US$151.8 million); and (iv) payment for investments in equity investees of RMB569.8 million (US$89.4 million), while disposal of equity investees and subsidiaries amounted to RMB100.5 million (US$15.8 million).

Net cash used in investing activities in 2020 was RMB3.5 billion, primarily due to (i) purchase of short-term investment products of RMB9.7 billion, while maturity of short-term investment products amounted to RMB17.0 billion; (ii) purchase of property and equipment of RMB7.2 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights in an amount of RMB2.0 billion; and (iv) payment for investments in equity investees of RMB238.4 million, while disposal of equity investees amounted to RMB6.3 million.

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

Financing Activities

Net cash provided by financing activities in 2021 was RMB2.9 billion (US$455.7 million), which was mainly attributable to the following factors: (i) payment of dividends of RMB1.4 billion (US$212.5 million); (ii) share repurchase of RMB3.8 billion (US$598.0 million); and (iii) proceeds from short-term borrowings in an amount of RMB6.9 billion (US$1.2 billion) billion, partially offset by the repayment of short-term borrowings of RMB4.9 billion (US$771.9 million).

Net cash provided by financing activities in 2020 was RMB8.3 billion, which was mainly attributable to the following factors: (i) proceeds of RMB9.8 billion from issuance of ordinary shares in connection with our secondary listing in Hong Kong; (ii) payment of dividends of RMB1.6 billion; (iii) share repurchase of RMB1.2 billion; and (iv) proceeds from short-term borrowings in an amount of RMB2.3 billion, partially offset by the repayment of short-term borrowings of RMB870.0 million.

Net cash used in financing activities in 2019 was RMB2.0 billion, which was mainly attributable to the following factors: (i) payment of dividends of RMB1,270.8 million; and (ii) share repurchase of RMB762.9 million.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, capital commitments, operating lease commitments, investment commitments, short-term debt obligations and dividend payment.

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB5.2 billion, RMB9.2 billion and RMB9.3 billion (US$1.5 billion) in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our public offering of Class A ordinary shares in relation to our listing on the Main Board of the Hong Kong Stock Exchange and other financing alternatives. We will continue to make capital expenditures to support the growth of our business. Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2021 amounted to RMB5,813.8 million (US$912.3 million). All of these capital commitments will be fulfilled based on the construction progress.

Our operating lease commitments consist of the commitments under the lease agreements for our office space, sorting hubs and warehouse facilities. We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. Our operating lease commitments as of December 31, 2021 amounted to RMB898.6 million (US$141.0 million).

Our investment commitments primarily consist of our commitment to make capital contributions to certain equity investees. We were obligated to pay RMB124.4 million (US$19.5 million) for certain investment in equity investees as of December 31, 2021 with payment due within three years.

As of December 31, 2021, we had outstanding principal amount of short-term bank borrowings of RMB3.5 billion (US$542.7 million), among which RMB2.5 billion (US$387.3 million) were unsecured and unguaranteed. In 2021, we entered into bank loan contracts and discounted notes arrangements with several banks with an aggregate amount of RMB6.9 billion (US$1.1 billion). The weighted average interest rate of borrowings drawn was 2.71% in 2021. There are some financial covenants including asset-liability ratio being less than 65% and current ratio being not less than 0.8 related to one of the loan contracts and we were in compliance of those financial covenants as of December 31, 2021.

As of December 31, 2021, we also had operating lease liabilities amounting to RMB807.1 million (US$126.6 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

On March 15, 2022, our board of directors approved a special dividend of US$0.25 per ADS or share for 2021, and will be paid to shareholders of record as of the close of business on April 8, 2022 with a total payment amount of US$202.4 million.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends may depend upon dividends paid by our wholly owned subsidiaries in the future. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business development and do not plan to request dividend distributions from them.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.          Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—Critical Accounting Estimates.”

F.          Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	51	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jianfa Lai	53	Director and Vice President of Operations
Jilei Wang	56	Director and Vice President of Infrastructure Management
Zheng Liu*	43	Director
Xing Liu	51	Director
Frank Zhen Wei	50	Director
Qin Charles Huang	52	Director
Herman Cheg-Chun Yu	51	Director
Tsun-Ming (Daniel) Kao	56	Director
Fang Xie	57	Director
Hongqun Hu	53	Chief Operating Officer
Huiping Yan	55	Chief Financial Officer
Jianchang Lai	51	Vice President of Overseas Operations
Jingxi Zhu	41	Vice President of Information Technology
Jianfeng Zhang	39	Vice President of Public Relations
*	Pursuant to the investment agreement we entered into with Alibaba and Cainiao Network, Mr. Zheng Liu was appointed as our director.

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

Mr. Zheng Liu has been our director since March 2021. Mr. Zheng Liu has been the Chief Financial Officer of Cainiao Network since February 2016. From June 2010 to February 2016, Mr. Liu served as Senior Finance Director with Alibaba Group and was responsible for financial operations of TMall, Taobao and Alibaba.com. From January 2005 to May 2010, Mr. Liu held senior positions in corporate finance management in Vimicro, Sky Flying Media and Hurray Holding. From July 2001 to December 2004, Mr. Liu worked at PwC’s audit division. Mr. Liu has been a non-executive director of Alibaba Pictures Group Limited (SEHK: 1060) since October 2021 and a non-executive director of AGTech Holdings Limited (SEHK: 8279) since December 2021. Mr. Liu received his bachelor’s degree in Business English from Beijing Foreign Studies University in July 2001. Mr. Liu is a member of the American Institute of Certified Public Accountants (AICPA) and a Certified Internal Auditor (CIA).

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

Mr. Herman Cheng-Chun Yu became our director in October 2016. Mr. Yu has served as chief strategy officer of Baidu, Inc., a leading AI company with a strong Internet foundation (NASDAQ: BIDU, HKEX: 9888) since August 2021. From September 2017 to November 2021, Mr. Yu served as Baidu’s chief financial officer, overseeing its finance and purchasing functions. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation, a social media company (NASDAQ: WB) from 2015 to 2017. Prior to Weibo, Mr. Yu worked at SINA Corporation, a portal from 2004 to 2015, beginning as a Vice President, Finance, and in 2006 became the chief financial officer. Mr. Yu currently serves on the board of directors of iQIYI (NASDAQ: IQ). Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz in June 1992, and master in accountancy (MAcc) from the University of Southern California in May 1993.

Mr. Tsun-Ming Kao, also known as Mr. Tsun-Ming (Daniel) Kao has been our director since October 2017. Mr. Kao has long-standing industry experience in leading e-Commerce and Internet companies in the U.S. and China. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) since April 2019 to July 2021. Prior to that, Mr. Kao served as the chief technology officer at Shanghai Noah Information Technology Co., Ltd. (an affiliate of Noah Holdings Limited (NYSE: NOAH)) from January 2018 to April 2019. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) from June 2012 to October 2016. Before joining Vipshop, Mr. Kao was an employee of eBay Inc. (NASDAQ: EBAY) (“eBay”) and was assigned to work at eBay e-Commerce Technology Operations (Shanghai) Co., Ltd. as general manager and board director of China Operations Center from January 2010 to April 2012. Earlier in his career, he worked at eBay as a principal software engineer and software development manager for seven years. Mr. Kao received a bachelor’s degree in computer science from Iowa State University in August 1995.

Ms. Fang Xie, also known as Heather Xie, has been our director since November 2021. Ms. Xie has been a director and portfolio investment manager at Seres Capital since May 2021. Ms. Xie provided management consulting and leadership coaching services to startup companies and investment management companies from July 2018. Ms. Xie joined Prologis in March 2008, which later span off its China and Japan businesses and formed Global Logistic Properties (“GLP”). Ms. Xie took GLP public in Singapore Stock Exchange and served as Chief Financial Officer of GLP from May 2010 to January 2018. Prior to GLP, Ms. Xie worked in General Electric Companies in the US and Asia from 1994 with increasing responsibilities, including as head of Treasury of GE Asia Pacific, Controller of GE Asia Pacific, Chief Financial Officer of GE infrastructure Asia and GE Toshiba Silicones China. Ms. Xie received a master degree in economics from Cornell University in 1994 and a bachelor and a master degree in industrial economy from Renmin University of China in 1986 and 1989, respectively.

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

Ms. Huiping Yan has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the Chief Financial Officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network, the logistics arm of Alibaba, (NYSE: BABA, HKEX: 9988), and over four years at Home Inns, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at General Electric Company (GE) in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan is also an independent non-executive director appointee of TUHU Car Inc., a leading integrated online and offline platform for automotive service in China and submitted an application for listing on the Hong Kong Stock Exchange in January 2022. Ms. Yan studied at Shanghai International Studies University, where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of approximately RMB9.9 million (US$1.6 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of RMB318,630 (US$50,000). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

Under our 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares; or (iii) such number of shares as may be determined by our board of directors. Following the annual increases in from 2017 to 2022, the award pool under the 2016 Plan is 21,000,000 shares as of the date of this annual report.

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

As of March 31, 2022, restricted share units representing a total of 4,313,179 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2022, the outstanding restricted share units we granted to our directors and executive officers under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates. Other individuals as a group were granted outstanding restricted share units representing a total of 1,068,663 Class A ordinary shares as of March 31, 2022.

Ordinary Shares
Underlying Restricted
Name	Share Units Awarded	Date of Grant
Meisong Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Jianfa Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Jilei Wang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Jianchang Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Huiping Yan	*	March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Herman Cheng-Chun Yu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Xing Liu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Frank Zhen Wei	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Qin Charles Huang	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Tsun-Ming (Daniel) Kao	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021

March 15, 2022
Total	3,244,516
*	Less than 1% of our total outstanding shares.

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

As of March 31, 2022, we have awarded certain rights associated with 9,375,325 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2022, the number of our ordinary shares held by ZTO ES over which our directors and officers had been awarded such rights.

Class A
Name	Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
March 11, 2019
March 13, 2020
Jianfa Lai	*	June 28, 2016
March 13, 2020
Jilei Wang	*	June 28, 2016
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016,
March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Hongqun Hu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Jianfeng Zhang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
Total	2,049,294
*	Less than 1% of our total outstanding shares.

As of March 31, 2022, other employees as a group were granted the same rights associated with 7,326,031 Class A ordinary shares held by ZTO ES through our employee shareholding platform.

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

The number of shares subject to the waiver of shareholder rights was reduced by 9,975,325 as a result of these grants and the remaining 6,024,675 Class A ordinary shares are still subject to the same waiver of shareholder rights.

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

On March 15, 2022, we agreed to award rights associated with 786,871 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These share awards vested immediately upon grant.

C.          Board Practices

Our board of directors consists of ten directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Our directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Herman Cheng-Chun Yu, Qin Charles Huang and Xing Liu. Mr. Yu is the chairman of our audit committee. We have determined that Herman Cheng-Chun Yu, Qin Charles Huang and Xing Liu each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Cheng-Chun Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Officers

Our directors are appointed by ordinary resolution of our shareholder.  The directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to our memorandum and articles of association.

Enforceability of Civil Liabilities

Most of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.”

D.           Employees

As of December 31, 2019, 2020 and 2021, we had a total of 19,009, 22,536 and 23,865 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2021 by function:

Functional Area	Number of Employees	% of Total
Sorting	8,197	34.3
Transportation	4,246	17.8
Management and Administration	3,816	16.0
Customer Service	2,054	8.6
Operation Support	3,053	12.8
Technology and Engineering	2,113	8.9
Sales and Marketing	386	1.6
Total	23,865	100.0

In addition to our own employees, our workforce also includes over 57,000 outsourced workers, as of December 31, 2021. Our network partners hire their own employees according to their operational needs.

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

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 603,633,116 Class A ordinary shares and 206,100,000 Class B ordinary shares outstanding as of March 31, 2022, excluding (i) 6,024,675 Class A ordinary shares issued and reserved for the purpose of our employee shareholding platform, the holder of which has waived all shareholder rights attached to those shares, and (ii) the company’s repurchase of 11,185,518 Class A ordinary shares in the form of ADSs.

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

	Ordinary Shares Beneficially Owned
				Percentage	Percentage
	Class A	Class B	Total	of total	of
	ordinary	ordinary	ordinary	ordinary	aggregate
	shares	shares	shares	shares	voting power
Directors and Executive Officers:**
Meisong Lai(1)	8,431,230	206,100,000	214,531,230	26.5	77.7
Jianfa Lai(2)	66,219,290	—	66,219,290	8.2	2.5
Jilei Wang(3)	49,255,063	—	49,255,063	6.1	1.8
Zheng Liu	—	—	—	—	—
Xing Liu	*	—	*	*	*
Frank Zhen Wei	*	—	*	*	*
Qin Charles Huang	*	—	*	*	*
Herman Cheng-Chun Yu	*	—	*	*	*
Tsun-Ming (Daniel) Kao	*	—	*	*	*
Fang Xie	—	—	—	—	—
Hongqun Hu	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
Huiping Yan	*	—	*	*	*
All Directors and Executive Officers as a Group	128,245,715	206,100,000	334,345,715	41.3	82.2
Principal Shareholders:
Zto Lms Holding Limited (4)	3,664,147	206,100,000	209,764,147	25.9	77.5
Alibaba Group Holding Limited (5)	71,941,287	—	71,941,287	8.9	2.7
Zto Ljf Holding Limited (6)	66,185,692	—	66,185,692	8.2	2.5
Zto Wjl Holding Limited (7)	49,135,063	—	49,135,063	6.1	1.8
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
**

Except for Messrs. Xing Liu, Frank Zhen Wei, Qin Charles Huang, Herman Cheng-Chun Yu and Zheng Liu, the business address of our directors and executive officers is c/o No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Qin Charles Huang is Suite 1804, Tower 1, Admiralty Centre, Hong Kong. The business address of Mr. Herman Cheng-Chun Yu is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, China. The business address of Mr. Zheng Liu is Block B1, Xixi Center, 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(1)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, (ii) 4,767,083 Class A Ordinary Shares held by ZTO ES for purpose of our employee shareholding platform and (iii) 3,664,147 ADSs (representing the same number of Class A Ordinary Shares) held by Zto Lms Holding Limited, 1,987,393 of which were vested from restricted share units held by Mr. Meisong Lai. Zto Lms Holding Limited is a British Virgin islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong Lai is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

We granted rights to receive dividends on, and to receive sale proceeds of, the 4,767,083 Class A Ordinary Shares held by ZTO ES to certain of our employees, of which 964,765 Class A Ordinary Shares were granted to Mr. Meisong Lai. ZTO ES remains the record holder of the 4,767,083 Class A Ordinary Shares and retains the voting rights with respect to these shares. Mr. Meisong Lai is the sole director of ZTO ES. Mr. Meisong Lai has the power to direct the disposition of the 964,765 Class A Ordinary Shares.

(2)

Represents (i) 55,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited, among which, 48,250,000 Class A Ordinary Shares are recorded on our Cayman share register, and the remaining 6,750,000 Class A Ordinary Shares are recorded under the name of HKSCC Nominees Limited on our Hong Kong share register and are deposited into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 5,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited pledged to Goldman Sachs International Bank, as lender under a loan agreement dated December 30, 2021, to secure Zto Ljf Holding Limited’s obligations under the loan agreement (Zto Ljf Holding Limited and Goldman Sachs International Bank entered into Deed of Release on March 31, 2022, and the underlying 5,000,000 Class A Ordinary Shares were transferred back to Zto Ljf Holding Limited’s account on April 4, 2022), (iv) 185,692 Class A Ordinary Shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai, and (v) 33,598 Class A ordinary shares held by ZTO ES. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai has the power to direct the sale of those 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of the LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. The registered address of Zto Ljf Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 42,120,000 Class A Ordinary Shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A Ordinary Shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, (iii) 1,815,063 Class A Ordinary Shares, in the form of ADSs, held by Zto Wjl Holding Limited, 228,433 of which were vested from restricted share units held by Mr. Jilei Wang, and (iv) 120,000 Class A Ordinary Shares held by ZTO ES. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. Mr. Jilei Wang has the power to direct the disposition of those 120,000 Class A Ordinary Shares held by ZTO ES. Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei Wang is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei Wang and his family members. The registered address of Zto Wjl Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(4)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, (ii) 3,664,147 ADSs (representing the same number of Class A Ordinary Shares) held by Zto Lms Holding Limited, 1,987,393 of which were vested from restricted share units held by Mr. Meisong Lai.

(5)

Represents 71,941,287 Class A ordinary shares beneficially owned by Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Alibaba”), which consist of (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited (“Ali ZT”), a company incorporated under the laws of Hong Kong, (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited (“Cainiao Smart”), a company organized under the laws of the British Virgin Islands, (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited (“NRF”), a company organized under the laws of the Cayman Islands, (iv) 3,322,050 Class A ordinary shares directly held by Taobao China Holding Limited (“Taobao”), a company incorporated under the laws of Hong Kong, and (v) 332,200 Class A ordinary shares directly held by Cainiao Smart Logistics Network (Hong Kong) Limited (“Cainiao HK”), a company incorporated under the laws of Hong Kong. Alibaba is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services. Ali ZT is an indirect wholly-owned special purpose subsidiary of Alibaba. Cainiao Smart is a majority owned indirect subsidiary of Alibaba. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“NRSF”), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“NRSF GP”), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Alibaba, is the general partner of NRSF GP. Taobao is an indirect wholly owned subsidiary of Alibaba. Cainiao HK is a majority owned indirect subsidiary of Alibaba. Alibaba is deemed to be the beneficial owner of the 71,941,287 Class A ordinary shares held by Ali ZT, Cainiao Smart, NRF, Taobao and Cainiao HK. The business address of Alibaba, Ali ZT, NRF, Cainiao HK and Taobao is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address of Cainiao Smart is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(6)

Represents (i) 55,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited, among which, 48,250,000 Class A Ordinary Shares are recorded on our Cayman share register, and the remaining 6,750,000 Class A Ordinary Shares are recorded under the name of HKSCC Nominees Limited on our Hong Kong share register and are deposited into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 5,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited pledged to Goldman Sachs International Bank, as lender under a loan agreement dated December 30, 2021, to secure Zto Ljf Holding Limited’s obligations under the loan agreement (Zto Ljf Holding Limited and Goldman Sachs International Bank entered into Deed of Release on March 31, 2022, and the underlying 5,000,000 Class A Ordinary Shares were transferred back to Zto Ljf Holding Limited’s account on April 4, 2022), and (iv) 185,692 Class A Ordinary Shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai.

(7)

Represents (i) 42,120,000 Class A Ordinary Shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A Ordinary Shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, and (iii) 1,815,063 Class A Ordinary Shares, in the form of ADSs, held by Zto Wjl Holding Limited, 228,433 of which were vested from restricted share units held by Mr. Jilei Wang.

To our knowledge, as of March 31, 2022, 130,166,591 (16.1%) of our ordinary shares in the form of ADSs (including 11,185,518 Class A ordinary shares in the form of ADSs repurchased by us) were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2016 Share Incentive Plan.”

Employee Shareholding Platform

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers—Employee Shareholding Platform.”

Other Transactions with Related Parties

Tonglu Tongze. As at December 31, 2021, certain of our employees beneficially owned a majority of equity interest in Tonglu Tongze. We treat transaction with Tonglu Tongze as our related party transaction. We incurred approximately RMB331.3 million and approximately RMB52.3 million (US$8.2 million) of transportation service fees to Tonglu Tongze and its subsidiaries in 2020 and 2021, respectively, and purchased trucks from Tonglu Tongze at an aggregate price of RMB53.9 million (US$8.5 million) in 2021. As of December 31, 2021, we had approximately RMB22.3 million (US$3.5 million) prepayment to Tonglu Tongze and its subsidiaries for transportation service and purchase of trucks.

Shanghai Mingyu. Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred approximately RMB197.3 million and approximately RMB235.8 million (US$37.0 million) for purchases of supplies from this company in 2020 and 2021, respectively. As of December 31, 2021, we had approximately RMB3.0 million (US$0.5 million) due to this company.

ZTO LTL. In November 2016, we invested RMB54.0 million in ZTO Supply Chain Management Co., Ltd., or ZTO LTL, for 18% equity interest. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The principal shareholders of ZTO LTL are also the principal shareholders of our company. In September 2017, we increased investment in ZTO LTL by RMB36.0 million to maintain our equity interest in ZTO LTL at 18%. In July 2018, we made an additional investment in ZTO LTL of RMB 130.2 million (US$19.0 million) in cash, jointly with other investors, and our equity interest in ZTO LTL decreased to 17.7%. In May 2020, we contributed additional investment in ZTO LTL of RMB90.2 million (US$12.7 million) in cash, jointly with other investors, and our equity interest in ZTO LTL further decreased to 17.3%. In December 2021, we invested US$52,102 (approximate to RMB331,807) in cash to maintain our equity interest in ZTO LTL at 17.3%. We incurred approximately RMB47.5 million and approximately RMB56.6 million (US$8.9 million) of transportation service fees to ZTO LTL and derived approximately RMB28.7 million and approximately RMB29.7 million (US$4.7 million) of rental income from ZTO LTL in 2020 and 2021, respectively. As of December 31, 2021, we had approximately RMB10.0 million (US$1.6 million) of accounts due to ZTO LTL for rental income.

Zhongkuai Future City. Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, or Zhongkuai Future City, is controlled by our chairman. In 2020, we extend a three-year loan with a principal amount of RMB500.0 million with a 7.2% annualized interest rate to Zhongkuai Future City. As of December 31, 2021, we had amounts due from Zhongkuai Future City of RMB539.0 million (US$84.6 million).

Transaction with an executive officer. Mr. Jianchang Lai is a vice president of our company. In 2021, we acquired 20.77% equity interests each in two subsidiaries from Mr. Lai at a total cash consideration of RMB103.7 million.

ZTO Yun Leng. In 2021, we invested RMB80.0 million in ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd., or ZTO Yunleng, for 18% equity interests in it. In December 2021, we sold our 100% equity interests in Zhejiang Xinglian Air Cargo Co., Ltd. to Zhongtong Yunleng at a cash consideration of RMB177.3 million.

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

The Alabama Action: On June 28, 2017, our company removed the Alabama Action to the federal District Court for the Northern District of Alabama and the Underwriter Defendants joined in the removal. On July 14, 2017, City of Birmingham Retirement and Relief System filed a Motion to Remand the Alabama Action back to state court. On August 4, 2017, our company and the Underwriter Defendants submitted a joint Motion to Change Venue, requesting the court to transfer the Alabama Action to the federal District Court for the Southern District of New York. On August 29, 2017, the court issued an order staying the proceedings of the Alabama Action pending the United States Supreme Court’s decision in Cyan, Inc. v. Beaver Cty. Employees Ret. Fund, and denying without prejudice City of Birmingham Retirement and Relief System’s Motion to Remand and our company and the Underwriter Defendants’ Motion to Change Venue. On April 17, 2018, City of Birmingham Retirement and Relief System filed a motion to lift the stay and remand the Alabama Action back to state court, which motion was granted by the court on April 18, 2018. On May 9, 2018, the plaintiff and defendants filed a joint motion to stay the Alabama Action in favor of the New York Action. The court granted that motion on August 9, 2018, and stayed the case. On June 2, 2021, the action was voluntarily dismissed without prejudice.

The California Actions: On September 15, 2017, our company removed the Guo Case and McGrath Case to the federal District Court for the Northern District of California and the Underwriter Defendants consented to the removal. Also, on September 15, 2017, our company and the Underwriter Defendants filed a joint motion to transfer in the Guo Case and McGrath Case, requesting the court to transfer the two cases to the federal District Court for the Southern District of New York. On September 26, 2017, the plaintiffs filed motions to remand these two cases back to state court. On December 22, 2017, the court granted the plaintiffs’ motions to remand and denied our and the Underwriter Defendants’ joint motion to transfer. On February 15, 2018, our company and the Underwriter Defendants filed a joint motion to stay the Guo Case and the McGrath Case in state court. On April 24, 2018, the court granted our company and the Underwriter Defendants’ motion, and the stayed the case. On March 19, 2018, the Linde Foundation Case was voluntarily dismissed. On July 27, 2021, the consolidated California action was voluntarily dismissed without prejudice.

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

For risks and uncertainties relating to legal proceedings, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are regularly subject to claims, lawsuits and other proceedings that may adversely affect our reputation, business and results of operations.”

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

On March 15, 2022, the board of directors approved a special dividend of US$0.25 per ADS or share for 2021, to be paid to shareholders of record as of the close of business on April 8, 2022.

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our third amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 4th Floor, 400 Madison Avenue, New York, New York 10017.Under our third amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See "Item 6.C. Directors, Senior Management and Employees-Board Practices-Board of Directors.”

Ordinary Shares

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our third amended and restated articles of association) of such holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Meisong Lai and his affiliates collectively own less than 10% of the issued and outstanding share capital of our company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

We shall, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, in each calendar year hold a general meeting as our annual general meeting and shall specify the meeting as such in the notices calling it. A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than 10%, for as long as the Class A ordinary shares remain listed on the Hong Kong Stock Exchange, or otherwise not less than one-third of the votes attaching to all issued and outstanding shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the chairman of the board of directors or our board of directors on its own initiative or upon a request to the directors by shareholders holding not less than 10%, on a one vote per share basis, for as long as the Class A Ordinary Shares remain listed on the Hong Kong Stock Exchange, or otherwise no less than one-third of all votes attaching to our issued and outstanding shares. Advance notice of at least 14 days, for as long as the Class A Ordinary Shares remain listed on the Hong Kong Stock Exchange, or otherwise at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares case by those shareholders entitled to vote who are present in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

Issuance of Additional Shares. Our third amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our third amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Cayman Islands law does not provide shareholders any right to put proposal before a meeting and provides limited rights for shareholders to requisition a general meeting. However, these rights may be provided in articles of association. Our Memorandum and Articles of Association allow our shareholders holding not less than 10%, on a one vote per share basis, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, or otherwise no less than one-third of all votes attaching to our issued and outstanding shares capital to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary share) are readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the NYSE, which is an established securities exchange in the United States. Our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which is expected to meet the requirements of a qualified exchange or market for these purposes. We anticipate that our ADSs and Class A ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Class A ordinary shares over the fair market value of such ADSs or Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

As of December 31, 2021, we had RMB3.4 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB404.9 million in our cash and cash equivalents, restricted cash and short-term investment.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we received a reimbursement of US$54.6 million, after deduction of applicable U.S. taxes, from the depositary.

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

None.

ITEM 15.           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2021, has also audited the effectiveness of internal control over financial reporting as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Herman Cheng-Chun Yu, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

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

	For the Year Ended December 31,
	2020	2021

	(in thousands of RMB)
Audit fees(1)	19,360	16,012
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

On November 14, 2018, we announced a new share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. In March 2020, our board of directors approved the extension of this share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. As of December 31, 2021, we had purchased an aggregate of 36,074,242 ADSs for US$908,634,968 million on the open market under this program, at a weighted average price of US$25.19 per ADS, including repurchase commissions. The following table sets forth some information about our repurchases during the periods presented.

			(c) Total Number	(d) Maximum Dollar
			of ADSs Purchased	Value of ADSs that
	(a) Total	(b) Average	as Part of Publicly	May Yet be
	Number of ADSs	Price Paid per	Announced Plans	Purchased Under the
Period	Purchased	ADS (US$)	or Programs	Plans or Programs(1)
November 2018	—	—	—	1,000,000,000
December 2018	1,700,000	15.85	1,700,000	973,060,261
January 2019	43,563	15.91	43,563	972,366,967
May 2019	1,668,069	17.94	1,668,069	942,433,803
June 2019	4,137,791	17.69	4,137,791	869,235,842
August 2019	167,013	17.88	167,013	866,250,322
December 2020	6,774,761	27.74	6,774,761	678,309,348
January 2021	386,692	27.99	386,692	667,485,947
March 2021	2,409,970	27.81	2,409,970	600,468,413
April 2021	231,724	27.98	231,724	593,985,512
July 2021	2,670,424	27.05	2,670,424	521,738,988
August 2021	15,884,235	27.14	15,884,235	90,643,546
Total	51,699,617	N/A	51,699,617	N/A
(1)	Calculated based on the updated share repurchase program as approved by the board of directors on March 31, 2021.

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

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.           FINANCIAL STATEMENTS

The consolidated financial statements of ZTO Express (Cayman) Inc. are included at the end of this annual report.

ITEM 19.           EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective June 2, 2021(incorporated herein by reference to Exhibit 3.1 to the Form 6-K furnished on June 2, 2021 (File No. 001-37922))

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

4.5	English translation of Supplemental Agreement to the Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 10, 2020
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
Date: April 28, 2022

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and the related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2022 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition — Refer to Note 2(t) to the financial statements

Critical Audit Matter Description

The Company generated 90.3% of its revenues from express delivery services in 2021. The revenues from express delivery services are primarily driven by parcel volume and the network transit fee the Company charges network partners for each parcel going through the Company’s network. The Company recognizes revenues from express delivery services over the delivery time and uses automated systems to process and record its revenue transactions.

We identified accuracy of express delivery services revenue as a critical audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the Company's systems given the complexity of the systems and the significant volume of data processed by the systems.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition comprised the following control testing and analytical procedure, among others:

•	With the assistance of our IT specialists and data specialists:
•	We tested the IT environment in which the revenue pricing and settlement module resides, including interface controls between different IT applications.
•	We tested the key controls over the authorization of the rate changes and the input of such rates to the operation systems.
•	We tested the key controls over the authorization of the weight and route changes and the input of such data to the operation systems.
•	We tested the key controls over automated calculation of delivery service fee.
•	We reconciled the revenue data recorded in operation systems to the general ledger.
•	We reconciled the revenue data recorded in general ledger with cash received from network partners.
•	We performed analytical procedure over the revenue generated from waybill sales by developing expected amount with parcel volume and average price per parcel.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2022

We have served as the Company's auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 28, 2022 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People's Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 28, 2022

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents		14,212,778	9,721,225	1,525,472
Restricted cash		133,196	27,736	4,352
Accounts receivable, net		746,013	933,444	146,478
Financing receivables, net		492,159	1,111,461	174,412
Short-term investment		3,690,402	2,845,319	446,493
Inventories		53,070	82,961	13,018
Advances to suppliers		589,042	667,855	104,801
Prepayments and other current assets	3	2,334,688	3,142,368	493,106
Amounts due from related parties	16	73,278	133,990	21,026
Total current assets		22,324,626	18,666,359	2,929,158
Investments in equity investees	8	3,224,463	3,730,448	585,389
Property and equipment, net	4	18,565,161	24,929,897	3,912,045
Land use rights, net	5	4,360,673	5,335,549	837,264
Intangible assets, net	9	41,832	35,634	5,592
Operating lease right-of-use assets	6	876,259	897,238	140,796
Goodwill	7	4,241,541	4,241,541	665,590
Deferred tax assets	12	720,561	934,848	146,698
Long-term investment		1,842,000	1,214,500	190,582
Long-term financing receivables, net		1,970,340	1,412,956	221,724
Other non-current assets		537,294	762,273	119,617
Amounts due from related parties-non current	16	500,000	611,100	95,895
TOTAL ASSETS		59,204,750	62,772,343	9,850,350
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowings	11	1,432,929	3,458,717	542,748
Accounts payable		1,635,888	1,957,529	307,179
Notes payable		326,200	174,920	27,449
Advances from customers		1,119,666	1,226,549	192,472
Income tax payable		48,628	86,789	13,619
Amounts due to related parties	16	16,655	22,786	3,576
Operating lease liabilities, current	6	246,394	250,995	39,387
Acquisition consideration payable		22,942	22,942	3,600
Dividends payable		11,198	708	111
Other current liabilities	10	4,487,084	5,794,380	909,263
Total current liabilities		9,347,584	12,996,315	2,039,404
Non-current operating lease liabilities	6	502,481	556,091	87,263
Deferred tax liabilities	12	254,987	292,356	45,877
TOTAL LIABILITIES		10,105,052	13,844,762	2,172,544
Commitments and contingencies (Note 17)

Shareholders' equity
Ordinary shares ( US$0.0001 par value; 10,000,000,000 shares authorized; 855,301,115 shares issued and 828,869,972 shares outstanding as of December 31, 2020; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021)	14	553	535	84
Additional paid-in capital		30,613,948	28,229,026	4,429,750
Treasury shares, at cost (18,983,830 and 11,683,474 shares as of December 31, 2020 and 2021, respectively)		(2,578,870)	(2,067,009)	(324,359)
Retained earnings		21,038,753	22,716,799	3,564,762
Accumulated other comprehensive loss		(95,571)	(242,104)	(37,991)
ZTO Express (Cayman) Inc. shareholders' equity		48,978,813	48,637,247	7,632,246
Non-controlling interests		120,885	290,334	45,560
Total Equity		49,099,698	48,927,581	7,677,806
TOTAL LIABILITIES AND EQUITY		59,204,750	62,772,343	9,850,350

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
					(Note 2)
Revenues (including related party revenue of RMB36,366, RMB49,358 and RMB112,142 for the years ended December 31, 2019, 2020 and 2021, respectively)		22,109,946	25,214,290	30,405,839	4,771,340
Cost of revenues (including related party cost of revenues of RMB755,445, RMB576,081 and RMB401,954 for the years ended December 31, 2019, 2020 and 2021, respectively)		(15,488,778)	(19,377,184)	(23,816,462)	(3,737,323)
Gross profit		6,621,168	5,837,106	6,589,377	1,034,017
Operating (expenses)/income
Selling, general and administrative		(1,546,227)	(1,663,712)	(1,875,869)	(294,365)
Other operating income, net		387,890	580,973	789,503	123,890
Total operating expenses		(1,158,337)	(1,082,739)	(1,086,366)	(170,475)
Income from operations		5,462,831	4,754,367	5,503,011	863,542
Other income/(expenses)
Interest income		585,404	442,697	363,890	57,102
Interest expense		—	(35,307)	(126,503)	(19,851)
(Loss)/gain from fair value changes of financial instruments		—	(877)	52,909	8,303
(Loss)/gain on disposal of equity investees and subsidiary		(2,860)	1,086	2,357	370
Impairment of investment in equity investees		(56,026)	—	—	—
Unrealized gain from investment in equity investee		754,468	—	—	—
Foreign currency exchange gain/(loss)		13,301	(127,180)	(56,467)	(8,861)
Income before income tax and share of loss in equity method investments		6,757,118	5,034,786	5,739,197	900,605
Income tax expense	12	(1,078,295)	(689,833)	(1,005,451)	(157,777)
Share of loss in equity method investments		(7,556)	(18,507)	(32,419)	(5,087)
Net income		5,671,267	4,326,446	4,701,327	737,741
Net loss/(income) attributable to non-controlling interests		2,878	(14,233)	53,500	8,395
Net income attributable to ZTO Express (Cayman) Inc.		5,674,145	4,312,213	4,754,827	746,136
Net income attributable to ordinary shareholders		5,674,145	4,312,213	4,754,827	746,136
Net earnings per share attributable to ordinary shareholders	15
Basic		7.24	5.42	5.80	0.91
Diluted		7.23	5.42	5.80	0.91
Weighted average shares used in calculating net earnings per ordinary share
Basic		784,007,583	796,097,532	819,961,265	819,961,265
Diluted		784,331,120	796,147,504	819,961,265	819,961,265
Net income		5,671,267	4,326,446	4,701,327	737,741
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		104,004	(771,291)	(146,533)	(22,994)
Comprehensive income		5,775,271	3,555,155	4,554,794	714,747
Comprehensive loss/(income) attributable to non-controlling interests		2,878	(14,233)	53,500	8,395
Comprehensive income attributable to ZTO Express (Cayman) Inc.		5,778,149	3,540,922	4,608,294	723,142

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders' Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost	earnings	income	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1 2019	785,463,859	523	24,137,681	(1,545,077)	11,052,395	571,716	34,217,238	52,311	34,269,549
Net income	—	—	—	—	5,674,145	—	5,674,145	(2,878)	5,671,267
Foreign currency translation adjustments	—	—	—	—	—	104,004	104,004	—	104,004
Share-based compensation and ordinary shares issued for share-based compensation	2,500,041	—	190,065	126,601	—	—	316,666	—	316,666
Repurchase of ordinary shares	(6,016,436)	—	—	(738,746)	—	—	(738,746)	—	(738,746)
Capital contribution from non-controlling interest shareholder	—	—	—	—	—	—	—	51,360	51,360
Distribution of dividends	—	—	(1,270,703)	—	—	—	(1,270,703)	—	(1,270,703)
Cancellation of ordinary shares	—	(6)	(720,449)	720,455	—	—	—	—	—
Balance at December 31, 2019	781,947,464	517	22,336,594	(1,436,767)	16,726,540	675,720	38,302,604	100,793	38,403,397

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Noncontrolling
	Ordinary shares		capital	cost	earnings	income/(loss)	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	781,947,464	517	22,336,594	(1,436,767)	16,726,540	675,720	38,302,604	100,793	38,403,397
Net income	—	—	—	—	4,312,213	—	4,312,213	14,233	4,326,446
Foreign currency translation adjustments	—	—	—	—	—	(771,291)	(771,291)	—	(771,291)
Acquisition of non-controlling interests of subsidiaries	—	—	(17,129)	—	—	—	(17,129)	(11,179)	(28,308)
Share-based compensation and ordinary shares issued for share-based compensation	1,947,269	—	177,916	86,238	—	—	264,154	—	264,154
Repurchase of ordinary shares	(6,774,761)	—	—	(1,228,341)	—	—	(1,228,341)	—	(1,228,341)
Capital contribution from non-controlling interest shareholder	—	—	807	—	—	—	807	17,038	17,845
Distribution of dividends	—	—	(1,648,037)	—	—	—	(1,648,037)	—	(1,648,037)
Issuance of ordinary shares	51,750,000	36	9,763,797	—	—	—	9,763,833	—	9,763,833
Balance at December 31, 2020	828,869,972	553	30,613,948	(2,578,870)	21,038,753	(95,571)	48,978,813	120,885	49,099,698

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Noncontrolling
	Ordinary shares		capital	cost	earnings	loss	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	828,869,972	553	30,613,948	(2,578,870)	21,038,753	(95,571)	48,978,813	120,885	49,099,698
Net income	—	—	—	—	4,754,827	—	4,754,827	(53,500)	4,701,327
Foreign currency translation adjustments	—	—	—	—	—	(146,533)	(146,533)	—	(146,533)
Acquisition of non-controlling interests of subsidiaries	—	—	(43,994)	—	—	—	(43,994)	(127,824)	(171,818)
Share-based compensation and ordinary shares issued for share-based compensation	1,161,362	—	229,052	49,496	(30,521)	—	248,027	—	248,027
Repurchase of ordinary shares	(21,583,045)	—	—	(3,810,586)	—	—	(3,810,586)	—	(3,810,586)
Non-controlling interest recognized from partial disposal	—	—	1,850	—	—	—	1,850	11,083	12,933
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	380,301	380,301
Distribution of dividends	—	—	(1,345,157)	—	—	—	(1,345,157)	—	(1,345,157)
Decrease of non-controlling interests from disposal of subsidiaries	—	—	—	—	—	—	—	(40,611)	(40,611)
Cancellation of ordinary shares	—	(18)	(1,226,673)	4,272,951	(3,046,260)	—	—	—	—
Balance at December 31, 2021	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Operating activities
Net income	5,671,267	4,326,446	4,701,327	737,741
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	316,666	264,154	248,027	38,921
Depreciation and amortization	1,264,566	1,840,462	2,221,768	348,644
Loss on disposal of property and equipment	16,159	9,369	32,129	5,042
Allowance for doubtful accounts	24,293	30,281	36,348	5,806
Deferred income tax	(40,527)	(271,969)	(192,091)	(30,144)
Loss/(gain) on disposal of equity investees and subsidiary	2,860	(1,086)	(2,357)	(370)
Unrealized gain from investment in equity investee	(754,468)	—	—	—
Impairment of equity investees	56,026	—	—	—
Share of loss in equity method investments	7,556	18,507	32,419	5,087
Loss/(gain) of fair value changes of financial instruments	—	877	(52,909)	(8,303)
Foreign currency exchange loss	—	127,180	56,467	8,861
Changes in operating assets and liabilities:
Accounts receivable	(84,468)	(79,831)	(209,855)	(32,931)
Financing receivables	1,839	22,019	(639,375)	(100,332)
Inventories	(32)	(9,225)	(29,965)	(4,702)
Advances to suppliers	(129,364)	(150,499)	(90,835)	(14,254)
Prepayments and other current assets	(545,079)	(369,443)	(774,302)	(121,505)
Amounts due from related parties	(67,712)	(8,966)	(51,398)	(8,065)
Operating lease right-of-use assets	(57,625)	25,697	(20,979)	(3,292)
Long-term financing receivables	(549,775)	(1,393,855)	507,353	79,512
Other non-current assets	(12,325)	28,694	(19,308)	(3,030)
Accounts payable	156,056	160,630	354,478	55,625
Advances from customers	774,177	(91,221)	113,800	17,858
Amounts due to related parties	(93,273)	(22,288)	6,131	962
Income tax payable	(303,500)	(29,558)	53,731	8,432
Operating lease liabilities	35,476	(54,295)	58,211	9,135
Other current liabilities	629,841	669,546	881,402	138,312
Other non-current liabilities	(14,448)	(90,877)	—	—
Net cash provided by operating activities	6,304,186	4,950,749	7,220,217	1,133,010
Cash flows from investing activities
Purchases of property and equipment	(4,635,685)	(7,237,302)	(8,360,497)	(1,311,944)
Purchases of land use rights	(590,733)	(1,970,650)	(967,284)	(151,788)
Cash paid for business acquisitions, net of cash received	(19,581)	—	—	—
Investments in equity investees	(218,260)	(238,415)	(569,751)	(89,406)
Purchases of short-term investment	(14,061,179)	(9,686,732)	(13,193,447)	(2,070,340)
Maturity of short-term investment	16,699,480	17,010,363	14,054,096	2,205,394
Purchases of long-term investment	(957,870)	(939,500)	(225,000)	(35,307)
Maturity of long-term investment	—	—	845,110	132,616
Net cash received from disposal of equity investees	1,350	6,311	200	31
Net cash out in relation to disposal of a subsidiary	—	—	(100,714)	(15,804)
Loan to related parties	—	(500,000)	(70,000)	(10,985)
Loan to employees	—	(50,400)	(339,412)	(53,261)
Repayments of loan to employees	—	—	51,887	8,142
Proceeds from disposal of property and equipment	118,265	56,984	118,279	18,561
Net cash used in investing activities	(3,664,213)	(3,549,341)	(8,756,533)	(1,374,091)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance cost paid of RMB 69,498	—	9,771,782	—	—
Payment of issuance cost	—	—	(887)	(139)
Proceeds from non-controlling interest recognized from partial disposal	—	3,368	12,933	2,029
Proceeds from capital contribution from non-controlling interest shareholder	51,360	14,477	380,301	59,678
Proceeds from short-term borrowings	—	2,302,929	6,944,722	1,089,777
Repayment of short-term borrowings	—	(870,000)	(4,918,934)	(771,888)
Repurchase of ordinary shares	(762,893)	(1,228,341)	(3,810,586)	(597,964)
Payment of dividends	(1,270,773)	(1,649,308)	(1,353,969)	(212,467)
Acquisition of non-controlling interests of subsidiaries	—	(7,500)	(157,565)	(24,725)
Net cash (used in)/ provided by financing activities	(1,982,306)	8,337,407	(2,903,985)	(455,699)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,207)	(656,137)	(150,430)	(23,606)
Net change in cash, cash equivalents and restricted cash	654,460	9,082,678	(4,590,731)	(720,386)
Cash, cash equivalents and restricted cash at beginning of year	4,622,954	5,277,414	14,360,092	2,253,412
Cash, cash equivalents and restricted cash at end of year	5,277,414	14,360,092	9,769,361	1,533,026

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2019	2020	2021
				US$
	RMB	RMB	RMB	(Note 2)
Cash and cash equivalents	5,270,204	14,212,778	9,721,225	1,525,472
Restricted cash	7,210	133,196	27,736	4,352
Restricted cash, non-current (1)	—	14,118	20,400	3,202
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	5,277,414	14,360,092	9,769,361	1,533,026

Note (1): The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	1,422,322	991,360	1,139,981	178,888
Interest expense paid	—	34,617	126,813	19,900
Supplemental disclosure on non-cash information
Cash dividends declared in payables	1,629	9,673	321	50
Purchase of property and equipment included in payables	615,050	983,482	980,801	153,909
Purchase of property and equipment using prepayments recorded in other non-current assets	56,972	126,199	19,723	3,095
Purchase of land use rights using prepayments recorded in other non-current assets	24,930	183,004	206,050	32,334

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

ZTO Express (Cayman) Inc. (“ZTO”) was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Company”) are principally engaged in express delivery services in the People's Republic of China (“the PRC”) through a nationwide network partner model.

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

Consolidation of Variable Interest Entity

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide delivery services in the PRC. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of delivery services. To provide the Company effective control over its variable interest entity, ZTO Express Co., Ltd. (“ZTO Express”) and receive substantially all of the economic benefits of ZTO Express, the Company’s wholly owned subsidiary, Shanghai Zhongtongji Network Technology Ltd. (“WFOE”) entered into a series of contractual arrangements, described below, with ZTO Express and its individual shareholders.

Agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney

Under which each shareholder of ZTO Express has executed a power of attorney to grant WFOE the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convening, attending and voting at shareholders’ meetings, designating and appointing directors and senior management members. The proxy agreements will remain in effect unless WFOE terminates the agreements by giving a prior written notice or giving its consent to the termination by ZTO Express.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The agreement that transfer economic benefits to the Company is:

Exclusive Consulting and Services Agreement

Under which ZTO Express engages WFOE as its exclusive technical and operational consultant and under which WFOE agrees to assist in business development and related services necessary to conduct ZTO Express's operational activities. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of WFOE. ZTO Express agrees to pay WFOE an annual service fee, at an amount equal to 100% of the net income of ZTO Express. The agreements will be effective as long as ZTO Express exists. WFOE may terminate this agreement at any time by giving a prior written notice to ZTO Express.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Company believes that the contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on the Company’s operation through any transactions between the Company’s PRC subsidiaries and consolidated affiliated entities;
●	imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;
●	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or
●	restricting or prohibiting the Company’s use of the proceeds from its securities offerings to finance its business and operations in China.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)            Principles of consolidation (continued)

Consolidation of Variable Interest Entity (Continued)

The amounts and balances of ZTO Express and its subsidiaries (the “VIE”) after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	776,725	930,942
Accounts receivable, net	514,666	671,277
Financing receivables, net	341,486	977,920
Short-term investment	—	320,000
Inventories	42,775	30,214
Advances to suppliers	45,621	55,013
Prepayments and other current assets	1,153,077	1,924,196
Amounts due from related parties (1)	34,034	440,190
Total current assets	2,908,384	5,349,752
Investments in equity investees	110,570	300,380
Property and equipment, net	6,025,153	5,866,534
Land use rights, net	1,138,849	1,194,308
Operating lease right-of-use assets	834,984	870,831
Goodwill	4,157,111	4,157,111
Deferred tax assets	514,532	650,709
Long-term financing receivables, net	1,784,990	1,117,003
Other non-current assets	99,456	384,630
TOTAL ASSETS	17,574,029	19,891,258
Liabilities
Current liabilities:
Short-term bank borrowings	1,432,929	2,821,457
Accounts payable	1,155,069	1,556,649
Notes payable	158,138	129,920
Advances from customers	1,068,927	1,213,797
Income tax payable	250,726	-
Amounts due to related parties (2)	620,490	14,434
Operating lease liabilities, current	234,071	238,973
Other current liabilities	2,594,801	2,555,280
Total current liabilities	7,515,151	8,530,510
Non-current operating lease liabilities	468,127	533,740
Deferred tax liabilities	127,816	112,543
TOTAL LIABILITIES	8,111,094	9,176,793

(1)	Included amounts due from other consolidated subsidiaries of nil and RMB402,488 as of December 31, 2020 and 2021, respectively.

(2)	Included amounts due to other consolidated subsidiaries of RMB603,835 and nil as of December 31, 2020 and 2021, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)            Principles of consolidation (continued)

Consolidation of Variable Interest Entity (Continued)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total revenue	21,465,515	23,734,103	29,721,135
Net income (1)	841,707	478,168	1,237,524
Net cash provided by (used in) operating activities (2)	1,783,718	(537,756)	976,290
Net cash used in investing activities	(1,831,001)	(647,170)	(877,285)
Net cash provided by (used in) financing activities	—	1,432,929	55,212
Net (decrease) increase in cash and cash equivalents	(47,283)	248,003	154,217
Cash and cash equivalents and restricted cash at beginning of year	576,005	528,722	776,725
Cash and cash equivalents and restricted cash at end of year	528,722	776,725	930,942

(1)	Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB9,420,012, RMB11,519,214 and RMB14,967,293 for the years ended December 31, 2019, 2020 and 2021, respectively.

(2)	Included inter-company operating cash outflow of RMB9,248,582, RMB11,646,387 and RMB15,973,616 for the years ended December 31, 2019, 2020 and 2021, respectively.

The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. These inter-company transactions and balances were eliminated in the consolidated financial statements.

After all intercompany transactions eliminations, the VIE contributed 97.1%, 94.1% and 97.7% of the Company's consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIE accounted for an aggregate of 29.7% and 31.0%, respectively, of the consolidated assets, and 74.3% and 66.3%, respectively, of the consolidated liabilities.

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

The Company believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for paid-in capital, additional paid-in capital and statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)            Principles of consolidation (continued)

Non-consolidated Variable Interest Entity

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

The Company had amounts due from Tonglu as of December 31, 2020 and 2021 for transportation service to be provided by Tonglu, pursuant to the contractual terms that are considered commensurate with market. Transactions and balances relating to the transportation services are disclosed in Note 16 (a) and (b). The Company is gradually reducing its purchase of Tonglu’s services as it increases the use of self-owned trucks to enhance transportation efficiency.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

(e)            Convenience translation

The Company’s business is primarily conducted in the PRC and almost all of the Company’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2021 were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(h)            Accounts receivable, net

Accounts receivable mainly consists of amount due from the Company's customers, which is recorded net of allowance for credit losses.

Starting from January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326") using the modified retrospective transition method. ASC 326 replaces the incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

(i)             Short-term and long-term investment

Short-term investment primarily comprises of dual currency notes/deposits ("DCN/DCD"), time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates that the Company expects to receive all the principles. Long-term investment comprises of time deposits and investments in wealth management products with maturities more than one year. The Company has the intent and the ability to hold such time deposits and wealth management products to maturity.

DCN/DCD purchased by the Company in 2020 and 2021 is a structured product offered by financial institutions which have original maturities less than one year and a written foreign exchange option embedded. The Company’s intention for holding DCN/DCD is to earn interest and manage foreign currency risks. The Company elects to adopt the fair value option in accordance with ASC 815 Financial Instruments to record the entire hybrid instruments at fair value in short-term investments in the consolidated balance sheets. The fair values of DCN/DCD are measured based on market-based redemption prices which are level 2 inputs provided by the selling bank. Changes in fair value of the investments are recorded as gain or loss from fair value changes of financial instruments in the consolidated statements of comprehensive income.

The Company classifies its investments in wealth management products as held-to-maturity securities stated at amortized cost. RMB334,000 and RMB904,000 of such investments were used as collaterals to issue bank acceptance draft as of December 31, 2020 and 2021, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(i)             Short-term and long-term investment (Continued)

Upon adoption of ASC 326 from January 1, 2020, the Company changed its impairment analysis to utilize a forward-looking CECL model for financial instruments measured at amortized cost, including the short-term investment in wealth management products. Based upon the Company's assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Company determined there were no credit losses for the years ended December 31, 2020 and 2021.

The Company recorded interest income of RMB432,566, RMB329,812 and RMB212,713 from time deposits and wealth management products, and fair value changes from DCN/DCD of nil, RMB2,948 (loss) and RMB40,076 (gain) in the consolidated statements of comprehensive income for the years ended December 31, 2019, 2020, and 2021, respectively.

(j)             Foreign exchange options and forward contracts

The Company entered into certain foreign exchange options and forward contracts in 2020 and 2021 to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign exchange options and forward contracts are accounted for as derivatives and measured at fair value at each period end. The fair values of foreign exchange options and forward contracts are measured based on market-based redemption prices which are level 2 inputs provided by the bank that sells such foreign exchange options and forward contracts. The changes in fair value are recognized as gain or loss in the consolidated statements of comprehensive income.

Depending on the terms of the specific derivative instruments and market conditions, the Company’s derivative instruments may be reflected as assets or liabilities at any particular point in time and recorded within prepayments and other current assets or other current liabilities on the consolidated balance sheets.

The Company recorded a net gain from fair value changes of RMB2,071 and RMB12,833 related to foreign exchange options and forward contracts in the consolidated statements of comprehensive income for the year ended December 31, 2020 and 2021, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, time deposits and wealth management products recorded in short-term investments, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term bank borrowings, notes payable and other current liabilities, except for the derivative instruments measured at fair value and presented in the following table, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

As of December 31, 2020 and 2021, DCN/DCD and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

Significant Other	Fair Value Measurement As of
Observable Inputs (Level 2)	December 31,
	2020	2021
	RMB	RMB
Short-term investments
DCN/DCD	1,693,843	69,160
Derivative assets recorded within prepayments and other current assets
Foreign exchange forward contracts	1,855	242
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	317	—

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(k)             Fair value (Continued)

The Company measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The fair value of the investment is determined based on valuation techniques using the best information available, which may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2019, 2020 and 2021, no impairment of equity method investments was recorded.

The carrying values of the Company's equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Company recognized an unrealized gain of RMB754,468 related to the investment in Cai Niao Smart Logistics Network Limited as a result of an observable price change event for the year ended December 31, 2019. The Company recognized impairment losses of RMB56,026, nil and nil related to equity investments without readily determinable fair values for the years ended December 31, 2019, 2020 and 2021, respectively (Note 8).

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(l)             Financing receivables, net

The Company provides financial services to its network partners with credit terms generally ranging from three months to three years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses . The accrued interest receivables are also included in financing receivables as of the balance sheet date. Allowance relating to financing receivables represents the Company's best estimate of the losses inherent in the outstanding portfolio of financing receivables. RMB9,159 of allowance relating to short-term financing receivables, and RMB 14,097 relating to long-term financing receivables were recorded as of December 31, 2019. The related losses recorded in the Consolidated Statements of Comprehensive Income were RMB19,117 for the year ended December 31, 2019. After the adoption of ASC 326 on January 1, 2020 using the modified retrospective transition method, the Company has developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers' operating results, forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. RMB7,104 and RMB 26,177 of allowance of credit losses relating to short-term financing receivables, and RMB36,786 and RMB 37,416 relating to long-term financing receivables were recorded as of December 31, 2020 and 2021, respectively. The expected credit loss recognized for financing receivables was RMB20,635 and RMB19,703 for the years ended December 31, 2020 and 2021, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB70,228, RMB125,963, and RMB183,709 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

The Company's equity investments without readily determinable fair values, which do not qualify for net asset value (“NAV”) practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with Accounting Standards Update ("ASU") 2016-01 "Recognition and Measurement of Financial Assets and Liabilities" (the "Measurement Alternative"). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments.

(p)            Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(q)           Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of net assets of business acquired. Several factors give rise to goodwill in the Company’s acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Prior to January 1, 2020, based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the Company performed a two-step test to determine the amount of goodwill impairment. In Step 1, the Company compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Company performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Company adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. The impairment test is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value.

The Company had two reporting units, the express delivery business and the freight forwarding business, for purposes of allocating and testing goodwill for the year ended December 31, 2019, 2020 and 2021. The Company conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Company considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow projection. Based on the results of the qualitative assessment completed as of December 31, 2019, 2020 and 2021, there were no indicators of impairment. Therefore, no impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

(r)            Share-based compensation

The Company grants share options, ordinary share units and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) over the requisite service period, which is the vesting period, net of forfeitures. The Company elects to recognize forfeitures when they occur. When there is a modification of the terms and conditions of an award, the Company measures the pre-modification and post-modification fair value of the share-based awards as of the modification date and recognizes the incremental value and the remaining unrecognized compensation expenses as compensation cost over the remaining service period. In determining the fair value of share options, ordinary share units and restricted share units, the closing market price of the underlying shares on the grant date is applied.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(s)            Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is retired, treasury stock is reduced by the cost of such stock on the first-in, first-out basis and an excess of repurchase price over par or stated value is allocated between additional paid-in capital and retained earnings.

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

Disaggregation of revenue

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

Express delivery services	19,606,214	88.7	21,900,201	86.9	27,450,922	4,307,649	90.3
Freight forwarding services	1,235,961	5.6	1,862,689	7.4	1,529,601	240,028	5.0
Sale of accessories	1,089,977	4.9	1,133,712	4.5	1,231,283	193,215	4.0
Others	177,794	0.8	317,688	1.2	194,033	30,448	0.7
Total revenues	22,109,946	100.0	25,214,290	100.0	30,405,839	4,771,340	100.0

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2020 and 2021.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2020 and 2021.

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

(u)            Cost of revenues

Cost of revenues mainly consists of the following:

●	line-haul transportation costs, including payments to outsourced transportation companies, as well as costs associated with the Company’s own transportation infrastructure, including labor costs of truck drivers, depreciation of self-owned trucks, airfare cost, fuel cost, and road toll,
●	operating costs for the ZTO delivery IT platform,
●	cost of hub operations, such as operators' labor costs and depreciation and lease costs,
●	cost of accessories including portable barcode readers, thermal papers and packaging materials, and

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(u)            Cost of revenues (continued)

●	cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.

(v)             Income taxes

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

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

(x)            Leased assets

As a lessee

The Company leases office space, sorting hubs and warehouse facilities in different cities in the PRC under operating leases.

Under ASU No. 2016-02 "Leases" (ASC 842), the Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use (“ROU”) assets on its consolidated balance sheets at the lease commencement. The Company measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Company's incremental borrowing rate, an estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Company measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. Some of the Company's lease contracts include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Company does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. The carrying amount of lease liabilities is remeasured if there is a modification, e.g. a change in the lease term or a change in the in-substance fixed lease payments.

The Company determines its land use right agreements contain operating leases of land under ASC 842. However, this determination does not result in any changes to the accounting for land use rights as the cost for land use rights are fully prepaid and no liabilities would be recorded.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(x)            Leased assets (continued)

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

On October 27, 2016, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

(aa)       Recently Issued Accounting Pronouncement

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect the adoption of this ASU will have a material impact on the consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

3. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Input value added tax ("VAT")	1,698,506	2,290,932
Prepaid expenses	111,420	133,017
Accrued interest income	71,855	103,504
Deposits	76,665	152,846
Others	376,242	462,069
Total	2,334,688	3,142,368

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

4. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Buildings	6,940,154	11,728,192
Machinery and equipment	5,055,601	6,378,741
Leasehold improvements	599,300	769,215
Vehicles	5,591,138	6,184,635
Furniture, office and electric equipment	619,007	765,551
Construction in progress	4,312,932	5,571,941
Total	23,118,132	31,398,275
Accumulated depreciation	(4,552,971)	(6,468,378)
Property and equipment, net	18,565,161	24,929,897

Depreciation expenses were RMB1,210,040, RMB1,758,638 and RMB2,102,310 for the years ended December 31, 2019, 2020 and 2021, respectively.

As at December 31, 2020 and 2021, the title certificates for certain buildings of the Company with an aggregate net book value of approximately RMB2,272,711 and RMB6,555,658, respectively, had not been obtained.

5. Land Use Rights, Net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 44 years as of December 31, 2021.

	As of December 31,
	2020	2021
	RMB	RMB
Cost	4,609,201	5,697,337
Less: Accumulated amortization	(248,528)	(361,788)
Land use rights, net	4,360,673	5,335,549

Amortization expenses for land use rights were RMB48,328, RMB75,627 and RMB113,260 for the years ended December 31, 2019, 2020 and 2021, respectively.

As at December 31, 2020 and 2021, the title certificates for certain land use rights of the Company with carrying value of approximately RMB303,554 and RMB92,089, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

6. Operating Leases

1)	Lease as lessee

The Company leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. During the three years ended December 31, 2019, 2020 and 2021, the Company incurred rental expenses related to fixed operating lease costs amounting to RMB 300,708, RMB 361,098 and RMB388,450, respectively. No variable lease cost existed.

Supplemental information related to leases within the consolidated balance sheets are as follows:

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB

Operating lease right-of-use assets	876,259	897,238

Current operating lease liabilities	246,394	250,995
Non-current operating lease liabilities	502,481	556,091
Total operating lease liabilities	748,875	807,086

Weighted average remaining lease term (in years)	5	5

Weighted average discount rate	4.27%	4.26%

Supplemental cash flow information related to leases for the years ended December 31, 2020 and 2021 are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	389,696	351,218
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	343,411	375,329
Right-of-use assets decreased (increased) due to lease modifications:
Operating leases	48,558	(8,613)

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

6. Operating Leases (Continued)

1)Lease as lessee (Continued)

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2020 and December 31, 2021:

	As of	As of
	December 31, 2020	December 31, 2021
	RMB	RMB
Within one year	257,009	254,219
Within a period of more than one year but not more than two years	163,774	170,612
Within a period of more than two years but not more than three years	100,435	164,966
Within a period of more than three years but not more than four years	105,527	109,394
Within a period of more than four years but not more than five years	64,430	95,021
More than five years	148,254	104,362
Total lease commitment	839,429	898,574
Less: Imputed interest	90,554	91,488
Total operating lease liabilities	748,875	807,086
Less: Current operating lease liabilities	246,394	250,995
Long-term operating lease liabilities	502,481	556,091

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 5 for separate disclosures related to land use right.

2)Lease as lessor

The Company rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through December 2037. All of the Company’s leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2019, 2020 and 2021, the Company recorded rental income amounting to RMB79,254, RMB81,348 and RMB128,074, respectively.

7. Goodwill

The carrying amount of goodwill by reporting units as of December 31, 2020 and 2021 are as follows:

	Express	Freight	Total
	Delivery	Forwarding	Amount
	RMB	RMB	RMB
Balance at December 31, 2020 and 2021	4,157,111	84,430	4,241,541

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. Investments in equity investees

The Company's investments in equity investees comprise the following:

	As of December 31,
	2020	2021
	RMB	RMB
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	63,224	70,198
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. ("ZTO YL") (2)	9,120	75,979
Others(3)	170,606	274,622
Total investments accounted for under the equity method	242,950	420,799
Investments accounted for as equity investments without readily determinable fair values:
Cai Niao Smart Logistics Network Limited ("Cai Niao") (4)	1,049,893	1,026,926
Zhejiang Yizhan Network Technology Co., Ltd. (“Cainiao Post”) (4)	1,075,000	1,075,000
Zhijiang New Industries Limited (“ZJ New Industries”) (4)	500,000	500,000
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	218,275	550,300
Others	138,345	157,423
Total investments accounted for equity investments without readily determinable fair values	2,981,513	3,309,649
Total investments in equity investees	3,224,463	3,730,448
(1)	ZTO LTL

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

In May 2018, May 2020 and December 2021, the Company invested US$19,000 (approximately RMB130,150), US$12,715 (approximately RMB90,243) and US$52,102 (approximately RMB331,807) in cash, respectively, to acquire ZTO Freight’s newly issued series A, series A+ and series B preferred shares. The investment in ZTO Freight's preferred shares is accounted for under the Measurement Alternative as the underlying preferred shares were not considered in-substance common stock and had no readily determinable fair value.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. Investments in equity investees (Continued)

(2)	ZTO YL

The Company invested RMB10,000 and RMB80,000 in ZTO YL in 2020 and 2021, respectively. The capital contribution made by the Company represented 18% equity interest of ZTO YL. The Company has ability to exercise significant influence over operating and financial policies on ZTO YL. Therefore, the investment is accounted for using the equity method.

(3)	Other investments accounted for under equity method

The Company invested in some other companies that are mainly in the logistic industry. The Company has ability to exercise significant influence over operating activities of these investees but doesn’t have controlling financial interest in these investees. Therefore, the investments are accounted for using the equity method.

(4)	Investments accounted for as equity investments without readily determinable fair values

In May 2013, the Company obtained 1% equity interests in Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across the PRC. During the fourth quarter of 2019, the Company further invested RMB150,485 in Cai Niao in connection with a new round of financing completed in 2019, which represented an observable price change in an orderly transaction for Cai Niao equity interest and resulted in an unrealized gain of RMB754,468 recorded in other income (expense) in the consolidated statement of comprehensive income for the year ended December 31, 2019. Since the Company cannot exercise significant influence over the investment and therefore the investment was accounted for as equity investments without readily determinable fair values.

In May 2018, the Company entered into a subscription and contribution agreement with four other leading express delivery companies in the PRC, to obtain 15% equity interest in Cainiao Post, Cai Niao’s network of last-mile delivery stations, in an amount of RMB1,075,000. Since the Company cannot exercise significant influence over it, this investment was accounted for as equity investments without readily determinable fair values.

In October 2018, the Company entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries and obtain 2% equity interest in ZJ New Industries. The total capital contribution made by the Company was RMB500,000.

The Company recognized impairment losses totaling RMB56,026, nil, and nil related to equity investments for the years ended December 31, 2019, 2020 and 2021, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

9. Intangible Assets, Net

	As of December 31,
	2020	2021
	RMB	RMB
Customer relationships	61,973	61,973
Less: accumulated amortization	(20,141)	(26,339)
Customer relationships, net	41,832	35,634

Amortization expenses for customer relationships acquired through the business combination of COE Business were RMB6,198, RMB6,197 and RMB6,198 for the years ended December 31, 2019, 2020 and 2021, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Years ended
December 31,
RMB
2022	6,197
2023	6,197
2024	6,197
2025	6,197
2026	6,197
2027 and after	4,649
Total	35,634

10. Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Payables related to property and equipment	1,319,693	1,788,628
Deposits from network partners(1)	930,147	1,087,087
Salary and welfare payable	924,383	1,047,517
Payables to individual couriers(2)	448,158	640,273
Construction deposits	86,043	99,727
Payables to network partners(3)	262,537	237,191
Accrued expenses	222,642	199,639
VAT and surcharge payable	36,963	189,771
Others	256,518	504,547
Total	4,487,084	5,794,380
(1)	Deposits from network partners represent the waybill deposits collected from the pickup outlets operated by network partners. The deposits will be refunded when the parcels are delivered to the recipients.
(2)	Payables to individual couriers represent the amount to be paid by the Company to individual couriers on behalf of its network partners for their last mile dispatch.
(3)	Payables to network partners represent the amount collected by the Company on behalf of its network partners in the provision of express delivery services.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

11. Short-term Bank Borrowings

Short-term bank borrowings consist of the following:

	2020	2021
	RMB	RMB
The PRC domestic commercial banks	1,432,929	2,821,457
Oversea commercial banks	—	637,260
Total	1,432,929	3,458,717

The weighted average interest rates of the short-term bank borrowings were 2.94% and 2.71% for the years ended December 31, 2020 and 2021, respectively. Certain borrowings are subject to financial covenants such as asset-liability ratio less than 65% and current ratio not less than 0.8. As of December 31, 2021, the Company was in compliance with the financial covenants. The borrowings are repayable within one year.

12. Income Tax

Under the current laws of the Cayman Islands, the Company is incorporated in the Cayman Islands and not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current laws of the British Virgin Islands, the Company’s subsidiary incorporated in British Virgin Island is not subject to tax.

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries domiciled in Hong Kong have applied a two-tiered profits tax rate regime. The profits tax rate for the first HK$2 million of profits of corporations is 8.25%, while profits above that amount is subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Company’s subsidiaries domiciled in the PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as "high and new technology enterprises," or HNTEs, or if they are located in applicable PRC regions including Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone or regions as specified in the Catalogue of Encouraged Industries in Western Regions (effective till 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

WFOE and Shanghai Shuangcaiji Intellect Technology Co., Ltd. are qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% (effective till 2022). In addition, WFOE applied for the Key Software Enterprise status in early 2020. After the approval by the relevant tax authority in September 2020, WFOE was entitled to a preferential tax rate of 10% retroactively starting from the year ended December 31, 2019.

Ten of the Company's subsidiaries, which are located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, are qualified enterprises within the Catalog of Encouraged Industries in the Western Region and therefore eligible to enjoy the 15% preferential income tax rate for the years ended December 31, 2019, 2020 and 2021. The preferential income tax rate will expire in December 2030.

According to Caishui (2021) No.30, Shenzhen Dayu International Logistics Co., Ltd established in Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, which meets certain requirements on business nature and revenue, is entitled to a preferential tax rate of 15% until December 31, 2025.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company’s subsidiaries are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses	1,118,822	961,802	1,197,542
Deferred tax	(40,527)	(271,969)	(192,091)
Total	1,078,295	689,833	1,005,451

Reconciliations of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	(6.26)%	(6.70)%	(6.45)%
Research & development super deduction	(0.96)%	(1.87)%	(2.66)%
Non-deductible expenses	1.48%	1.70%	1.57%
Non-taxable income	—	(0.03)%	0.00%
Different tax rates of operations in other jurisdictions	(3.34)%	(0.42)%	(0.07)%
Valuation allowance on deferred tax assets	—	0.07%	0.09%
True up (1)	0.04%	(4.05)%	0.04%
	15.96%	13.70%	17.52%

Note (1): WFOE applied for the Key Software Enterprise status in early 2020. After the approval by the relevant tax authority in September 2020, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2019, resulting in an income tax expense decrease of RMB200,683 for the year ended December 31,2020.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

The effect of the tax holiday on the income per share is as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB

Tax saving amount due to preferential tax rates	422,996	538,014	370,178
Income per share effect- basic	0.54	0.68	0.45
Income per share effect- diluted	0.54	0.68	0.45

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Accrued payroll and expense	139,153	334,833
Net loss carryforward	461,305	455,944
Financial subsidy	6,266	9,739
Depreciation for property and equipment	74,429	96,565
Unrealized gain from intragroup transactions	32,160	34,112
Provision for allowance for credit losses	14,903	24,081
Deferred tax assets in subtotal	728,216	955,274
Valuation allowance on deferred tax assets	(7,655)	(20,426)
Total deferred tax assets	720,561	934,848

Deferred tax liabilities:
Difference in basis of land use rights	(141,960)	(138,444)
Difference in basis of property and equipment	(105,202)	(147,109)
Difference in basis of intangible assets	(6,925)	(5,903)
Unrealized investment gain	(900)	(900)
Total deferred tax liabilities	(254,987)	(292,356)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the history of operating loss or tax credit carryforwards expiring unused. For the years ended December 31, 2020 and 2021, valuation allowance of RMB7,655 and RMB20,426 were provided, respectively.

As of December 31, 2021, the Company had tax loss carryforward in subsidiaries of RMB1,860,004 which will expire from 2022 to 2026 if not used.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that nonresident legal entities will be considered the PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside of the PRC within the Company should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Company is not subject to any other uncertain tax position.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2021, the Company is subject to examination of the PRC tax authorities.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution were RMB19,905,606 and RMB21,705,144 as of December 31, 2020 and 2021 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2020 and 2021.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic entity. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the VIE given that the Company will ultimately use the means.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Share-Based Compensation

Employee Share Holding Platform

In June 2016, the Company established an employee share holding platform (the “Share Holding Platform”). The purpose of the Share Holding Platform is to allow employees of the Company in the PRC to receive equity share incentives. ZTO ES Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Company’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES, each holding 25% equity interest in ZTO ES. At the time of establishment of these LLPs, Mr. Lai Meisong, chairman and chief executive officer of the Company, and his wife, Ms. Lai Yufeng, agreed to serve as the general partner and sole limited partner of the four LLPs. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees. On behalf of the Company and subject to approval of board of director of the Company, Mr. Lai Meisong, as the general partner of the LLPs, has the authority to select the eligible participants to whom awards will be granted; and determine the number of shares covered; establish the terms, conditions and provision of such awards.

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

Pursuant to a board of director resolution, on March 28, 2017, 3,945,750 ordinary share units corresponding to 789,150 Company’s ordinary shares were granted to certain employees at the consideration of nil. These awards are subject to vesting ratably over a period of three years. The Company recorded the share-based compensation of RMB23,303 based on the market price of ordinary shares at US$12.88 on the grant date in selling, general and administrative expenses in the consolidated statement of comprehensive income during each of the three years thereafter.

In March 2019,2020 and 2021, 4,722,885, 3,925,485 and 3,178,835 ordinary share units corresponding to 944,577, 785,097, and 635,767 Company’s ordinary shares were granted to certain officers and employees,respectively. The consideration was nil for each of three years. These share awards vested immediately upon grant. The Company recorded the share-based compensation of RMB127,805, RMB139,308, and RMB135,778, based on the market price at US$20.13, US$25.32 and US$32.83 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Share-Based Compensation (Continued)

2016 Share Incentive Plan

On June 20, 2016, the Board also approved a 2016 share incentive plan (the "2016 Share Incentive Plan") in order to provide incentives to directors, executive officers and other employees of the Company, pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2016 Share Incentive Plan shall be 3,000,000 ordinary shares.

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

Restricted share units

On March 28, 2017, the Company granted 679,645 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are subject to vesting ratably over a period of three years from the grant date, with nil RSUs vested in 2021. The Company recorded the share-based compensation of RMB19,899, RMB 3,316 and nil based on the market price of ordinary shares at US$12.88 on the grant date in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021, respectively.

In March of 2019, 2020 and 2021, the Company granted 1,076,532, 684,905 and 525,595 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan, respectively. These grants vested immediately upon grant. The Company recorded the share-based compensation of RMB145,659, RMB121,530, and RMB112,249 based on the market price of ordinary shares at US$20.13, US$25.32 and US$32.83 on the respective grant dates in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. Ordinary Shares

As disclosed in Note 13, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Company’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares. As such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 7,447,313 and 6,811,546 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2020 and 2021, respectively.

On September 29, 2020, the Company successfully listed on the Main Board of the Hong Kong Stock Exchange with a global offering of 51,750,000 Class A ordinary shares (including the exercise of the over-allotment option on October 22, 2020 ) at a public offering price of HK$218.00. The Company received net proceeds of RMB9,763.8 million from this offering after deducting RMB79.2 million of underwriting commissions and discounts and RMB77.4 million of the offering expenses payable by the Company. The Hong Kong-listed shares are fully fungible with the Company’s American depositary shares (ADSs) listed on the New York Stock Exchange (one ADS representing one Class A ordinary share).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. Earnings Per Share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	5,674,145	4,312,213	4,754,827
Shares (Denominator):
Weight average ordinary shares outstanding—basic	784,007,583	796,097,532	819,961,265
Plus:
Incremental weighted-average ordinary shares from assumed exercise of ordinary share units and restricted share units using the treasury stock method	323,537	49,972	—
Weight average ordinary shares outstanding—diluted	784,331,120	796,147,504	819,961,265
Earnings per share—basic	7.24	5.42	5.80
Earnings per share—diluted	7.23	5.42	5.80

8,485,046, 7,447,313 and 6,811,546 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2019, 2020 and 2021 , respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

16. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Company
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company
Shanghai Kuaibao Network Technology Ltd.	The Company’s equity investee
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Company’s equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Company’s equity investee
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	Controlled by chairman of the Company
Youmi Technology (Zhejiang) Co., Ltd.	The Company’s equity investee
Mr. Jianchang Lai	Vice President of the Company

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(a)         The Company entered into the following transactions with its related parties:

Transactions	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Revenues:
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	32,699	45,286	68,716
Others	3,667	4,072	43,426
	36,366	49,358	112,142
Cost of revenues:
Transportation service fees paid to Tonglu Tongze Logistics Ltd. and its subsidiaries	479,124	331,288	52,260
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	63,808	47,491	56,624
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	212,513	197,302	235,808
Others	—	—	57,262
	755,445	576,081	401,954
Other operating income:
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	17,979	28,720	29,688
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	9,739	17,215	33,390
Others	—	999	8,453
	27,718	46,934	71,531
Other income:
Interest income related to loan receivables from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	—	—	39,000
Others	963	847	2,435
	963	847	41,435

In October and December 2021, the Company acquired 20.77% equity interest in certain subsidiaries from Mr. Jianchang Lai at a cash consideration of RMB103,728. The difference between the consideration and the ownership interest obtained was RMB 29,799 recorded in additional paid-in capital.

In December 2021, the Company sold its 100% shares in Zhejiang Xinglian Air Cargo Co., Ltd. To Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. at a cash consideration of RMB177,297. The Company recognized loss of RMB 2,532 on the disposal of Zhejiang Xinglian.

In 2021, the Company purchased trucks from Tonglu Tongze Logistics Ltd. and its subsidiaries at an aggregate price of RMB 53,868.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(b)          The Company had the following balances with its related parties:

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due to related parties
Shanghai Mingyu Barcode Technology Ltd.	16,652	3,049
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	—	9,983
Others	3	9,754
Total	16,655	22,786

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2020 and 2021, respectively.

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	44,875	41,118
Tonglu Tongze Logistics Ltd. and its subsidiaries	9,220	22,262
ZTO Supply Chain Management Co., Ltd.	5,680	—
Youmi Technology (Zhejiang) Co., Ltd. (5)	5,767	14,494
Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries (2)	—	49,501
Shanghai Kuaibao Network Technology Ltd. (3)	6,600	6,510
Others	1,136	105
Total	73,278	133,990
Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (4)	500,000	539,000
Zhejiang Tongyu Intelligent Industry Development Co., Ltd. (4)	—	72,100
Total	500,000	611,100

Notes:

(1)	The amount comprised loan to related parties with no interest bearing and accounts receivable generated from the transportation service provided by the Company.
(2)	The amount comprised other receivable generated from disposal of subsidiaries and net off account payable generated from the transportation service that the subsidiaries provided to the Company.
(3)	Amounts due from related parties were loans to related parties with no interest bearing.
(4)	The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principle were RMB500,000 and RMB500,000 as of December 31, 2020 and 2021, respectively in relation to the loan to Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. The balance of principle were nil and RMB70,000 as of December 31, 2020 and 2021, respectively in relation to the loan to Zhejiang Tongyu Intelligent Industry Development Co., Ltd., respectively.
(5)	The amount comprised a one-year loan to this related party with 6.6% annualized interest rate. The balance of principle were nil and RMB10,000 as of December 31, 2020 and 2021, respectively in relation to the loan to Youmi Technology (Zhejiang) Co., Ltd..

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. Commitments and Contingencies

Capital commitments

The Company’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,199,817 and RMB5,813,823 as of December 31, 2020 and 2021, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Company is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB239,100 and RMB124,410 as of December 31,2020 and 2021, respectively.

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

18. Repurchase of Ordinary Shares

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

On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of December 31, 2021, the Company has purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions, which had been fully paid as of December 31, 2021.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

19. Employee Benefit Plans

The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Company contributed RMB254,534, RMB302,069 and RMB 379,168 for the years ended December 31, 2019, 2020 and 2021, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

20. Segment Information

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

The majority of the Company's revenues for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC. As of December 31, 2020 and 2021, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.

21. Restricted Net Assets

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIE incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE.

The appropriation to these statutory reserves by the Company’s PRC entities were RMB12,894, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively. The accumulated statutory reserves as of December 31, 2020 and 2021 were RMB993,936 and RMB993,936, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2021, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB25,004,910.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

(Amounts in thousands, except for share and per share data, unless otherwise stated)

22. Subsequent Events

On March 15, 2022, the Company granted 497,956 restricted share units to certain director, executive officers and employees pursuant to the 2016 Share Incentive Plan. In addition, the Company granted ordinary share units representing 786,871 Class A ordinary shares through its employee incentive platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant. The fair value of these share awards is RMB178,980 based on the market price at US$21.87 of ordinary shares on the grant date, which were expensed immediately.

On March 15, 2022, the board of directors approved a special dividend of US$0.25 per ADS for 2021 to the shareholders of record as of the close of business on April 8, 2022.

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 4)
ASSETS
Current assets:
Cash and cash equivalents	3,443,624	621,034	97,455
Short-term investment	2,509,137	196,462	30,829
Prepayments and other current assets	13,013	—	—
Amounts due from subsidiaries	4,993,853	2,692,898	422,573
Total current assets	10,959,627	3,510,394	550,857
Long-term investment	652,500	—	—
Investments in equity investees including subsidiaries, consolidated VIE, VIE's subsidiaries	37,391,446	45,807,179	7,188,146
TOTAL ASSETS	49,003,573	49,317,573	7,739,003
LIABILITIES AND EQUITY
Dividends payable	11,198	708	111
Other current liability	13,562	42,358	6,646
Short-term bank borrowing	—	637,260	100,000
Total liabilities	24,760	680,326	106,757

Shareholders' equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares Authorized; 855,301,115 shares issued and 828,869,972 shares outstanding as of December 31, 2020; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021)	553	535	84
Additional paid-in capital	30,613,948	28,229,026	4,429,750
Treasury shares, at cost (18,983,830 and 11,683,474 shares as of December 31, 2020 and 2021, respectively)	(2,578,870)	(2,067,009)	(324,359)
Retained earnings	21,038,753	22,716,799	3,564,762
Accumulated other comprehensive loss	(95,571)	(242,104)	(37,991)
Total shareholders' equity	48,978,813	48,637,247	7,632,246
TOTAL LIABILITIES AND EQUITY	49,003,573	49,317,573	7,739,003

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 4)
Operating expenses:
General and administrative	(325,559)	(284,193)	(251,146)	(39,410)
Other operating income, net	52,937	146,168	54,620	8,571
Total operating expenses	(272,622)	(138,025)	(196,526)	(30,839)
Interest income	412,311	199,991	72,987	11,453
Interest expense	—	—	(2,206)	(346)
Income/(loss) from operations	139,689	61,966	(125,745)	(19,732)
Income tax expense	(61,505)	(62,887)	(23,101)	(3,625)
Loss from fair value change at financial instruments	—	(2,948)	(40,916)	(6,421)
Share of profit in subsidiaries, consolidated VIE, VIE's subsidiaries	5,595,961	4,316,082	4,944,589	775,914
Net income attributable to ZTO Express (Cayman) Inc.	5,674,145	4,312,213	4,754,827	746,136
Net income attributable to ordinary shareholders	5,674,145	4,312,213	4,754,827	746,136
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment	104,004	(771,291)	(146,533)	(22,994)
Comprehensive income	5,778,149	3,540,922	4,608,294	723,142

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 4)
Cash flows from operating activities:
Net income	5,674,145	4,312,213	4,754,827	746,136
Adjustments to reconcile net income to net cash used by operating activities
Share-based compensation	316,666	264,154	248,027	38,921
Share of profit in subsidiaries and VIE	(5,595,961)	(4,316,082)	(4,944,589)	(775,914)
Changes in operating assets and liabilities:
Prepayments and other current assets	53,628	105,610	13,013	2,042
Deferred income tax	(858)	28,146	—	—
Other current liabilities	—	—	17,598	2,762
Other non-current liabilities	(14,448)	(90,877)	—	—
Net cash provided by operating activities	433,172	303,164	88,876	13,947
Cash flows from investing activities:
Loans to and investments in subsidiaries, consolidated VIE, VIE's subsidiaries and equity investees	(2,051,918)	(10,010,593)	(1,249,655)	(196,099)
Purchases of short-term investment	(10,089,829)	(6,095,450)	(8,268,243)	(1,297,468)
Maturity of short-term investment	14,072,901	12,297,430	10,552,118	1,655,858
Purchase of long-term investment	(707,870)	—	—	—
Maturity of long-term investment	—	—	645,110	101,232
Net cash provided by /(used in) investing activities	1,223,284	(3,808,613)	1,679,330	263,523
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance cost and commission paid of RMB69,498	—	9,771,782	—	—
Payment of issuance cost	—	—	(887)	(139)
Proceeds from short-term borrowings	—	—	647,386	101,589
Payment of dividends	(1,270,773)	(1,649,308)	(1,353,969)	(212,467)
Repurchase of ordinary shares	(762,893)	(1,228,341)	(3,810,586)	(597,964)
Net cash (used in)/provided by financing activities	(2,033,666)	6,894,133	(4,518,056)	(708,981)
Effect of exchange rate changes on cash, cash equivalents	(1,933)	(339,801)	(72,740)	(11,414)
Net change in cash, cash equivalents	(379,143)	3,048,883	(2,822,590)	(442,925)
Cash, cash equivalents, beginning of year	773,884	394,741	3,443,624	540,380
Cash, cash equivalents, end of year	394,741	3,443,624	621,034	97,455

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 4)
Supplemental disclosure on non-cash information
Cash dividends declared in payables	1,629	9,673	321	50

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

3)           As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.

4)           Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of 6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.