Form 20-F
period 2022-12-31
ZTO Express (Cayman) Inc.
filed 2023-04-20
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 815,271,784 ordinary shares outstanding, par value $0.0001 per share, being the sum of 609,171,784 Class A ordinary shares, excluding our repurchase of 11,671,525 Class A ordinary shares in the form of ADSs, and 206,100,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒  Yes   ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes   ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐  Yes   ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes   ☐  No

i

INTRODUCTION

ZTO Express (Cayman) Inc. is not a Chinese operating company but rather a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China and through contractual arrangements with ZTO Express Co., Ltd. (“ZTO Express”) based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of domestic mail delivery services. Therefore, we operate such business in China through ZTO Express and its subsidiaries, and rely on contractual arrangements among Shanghai Zhongtongji Network, ZTO Express and its shareholders to consolidate its financial results with ours under U.S. GAAP. These contractual arrangements enable us to direct the activities of ZTO Express, receive the economic benefits that could potentially be significant to ZTO Express in consideration for the services provided by Shanghai Zhongtongji Network, and hold an exclusive option to purchase all or part of the equity interests in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of ZTO Express and hence consolidate its financial results with ours under U.S. GAAP. Revenues contributed by ZTO Express accounted for 94.1%, 97.7% and 90.4% of our total revenues for the fiscal years 2020, 2021 and 2022, respectively. As used in this annual report, “ZTO” refers to ZTO Express (Cayman) Inc., and “we,” “us,” “our company” or “our” refers to ZTO Express (Cayman) Inc. and its subsidiaries. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in ZTO Express but instead are purchasing equity interest in ZTO Express (Cayman) Inc., a Cayman Islands holding company.

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

ZTO Express (Cayman) Inc., our Cayman Islands holding company, or the Parent, may transfer cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries may transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because the Parent and its subsidiaries control ZTO Express through contractual arrangements, they are not able to make direct capital contribution to ZTO Express. However, they may transfer cash to ZTO Express by loans or by making payment to ZTO Express for inter-group transactions. As of December 31, 2022, the Parent had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB22,966.2 million. In 2020, 2021 and 2022, no shareholder loan was provided by the Parent to our PRC subsidiaries. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, dividends of US$233.5 million, US$208.4 million and US$202.3 million were paid to shareholders of the Parent of record as of designated record dates. Historically, ZTO Express (Cayman) Inc. paid dividends to its shareholders primarily using proceeds from offshore financing activities. As ZTO Express (Cayman) Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. For more detailed discussion of how cash is transferred between ZTO, our subsidiaries and ZTO Express, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region;
●	“consolidated affiliated entities” are to the VIE and its subsidiaries in China;
●	“delivery service fees” are to service fees directly charged by network partners from parcel senders in connection with express delivery services rendered. The full delivery service fees collected by pickup outlets upfront from the senders typically comprise of (i) the pickup service fees; (ii) the network transit fees payable to our company; and (iii) the last-mile delivery fees payable to the delivery outlets operated by other network partners;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	our “network partners” are to business partners that own and operate pickup and delivery outlets in our network and operate express delivery services under our “Zhongtong” or “ZTO” brand;
●	“network transit fees” are to fees payable by our network partners to us in connection with the services we provide to them, which mainly include parcel sorting and parcel line-haul transportation;
●	“New Retail” are to the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers’ shopping experience;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	our “parcel volume” in any given period are to the number of parcels collected by our network partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SFO” are to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
●	“Taiwan” are to the Taiwan Region of the PRC;
●	“unit cost per parcel” are to the sum of cost of revenues and total operating expenses of the applicable period divided by our total parcel volume during the same period;
●	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States;
●	“VIE” are to ZTO Express Co., Ltd., a PRC entity in which we do not have equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;
●	“we,” “us,” “our company” or “our” are to ZTO Express (Cayman) Inc. and its subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. The VIE and its subsidiaries are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes;
●	“ZTO” are to ZTO Express (Cayman) Inc.; and
●	“ZTO Express” are to ZTO Express Co., Ltd. or, depending on the context, ZTO Express Co., Ltd. and its subsidiaries.

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

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other Sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

Our reporting currency is the Renminbi, or RMB. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB6.8972 to US$1.00 and HK$7.8015 to US$1.00, the respective exchange rates on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

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

Our Holding Company Structure and Contractual Arrangements

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and ZTO Express, the consolidated affiliated entity, and its subsidiaries. Our domestic mail delivery services in China have been conducted through ZTO Express in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of domestic mail delivery services. Revenues contributed by ZTO Express accounted for 94.1%, 97.7% and 90.4% of our total revenues for the fiscal years 2020, 2021 and 2022, respectively. Investors in our ADSs and/or Class A ordinary shares are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the VIE as of March 31, 2023:

(1)

ZTO Express Co., Ltd., or ZTO Express, is the VIE, with which we have maintained contractual arrangements. To the knowledge of our company, Meisong Lai, Jianfa Lai, Jilei Wang. Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebing Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of our company and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Meisong Lai, Jilei Wang are also directors of our company. The remaining 18.72% equity interest in ZTO Express. are held by 34 other shareholders. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express. As of March 31, 2023, ZTO Express directly wholly owned 66 subsidiaries.

A series of contractual agreements, including voting rights proxy agreement, equity pledge agreement, exclusive call option agreement, powers of attorney, spouse consent letters and exclusive consulting and services agreement and its supplemental agreement, have been entered into by and among Shanghai Zhongtongji Network, our wholly owned subsidiary, ZTO Express, the consolidated affiliated entity, and the shareholders of ZTO Express. The following is a summary of the currently effective contractual arrangements:

(i)voting rights proxy agreement, pursuant to which each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network’s designated person, as their attorney-in-fact to exercise all applicable shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers who shall be appointed by shareholders; and (iv)exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time;
(ii)equity pledge agreement, pursuant to which each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express’s performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement;
(iii)exclusive call option agreement, pursuant to which each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in ZTO Express;
(iv)powers of attorney, pursuant to which the shareholders of ZTO Express each irrevocably appointed Shanghai Zhongtongji Network’s designated person, Meisong Lai, as the attorney-in-fact to exercise all of applicable shareholder’s voting and related rights with respect to such shareholder’s equity interests in ZTO Express;
(v)consent letter, pursuant to which each of the spouses of six key shareholders of ZTO Express unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements; and
(vi)exclusive consulting and services agreement and its supplemental agreement, pursuant to which Shanghai Zhongtongji Network has the exclusive right to provide ZTO Express with the technical support and consulting services required by ZTO Express’s business. Shanghai Zhongtongji Network owns the exclusive intellectual property rights created as a result of the performance of this agreement. ZTO Express agrees to pay Shanghai Zhongtongji Network an annual service fee, at an amount equal to 100% of the net income of ZTO Express and its affiliates.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure —Agreements that enable us to direct the activities of ZTO Express” and “—Agreement that allows us to receive economic benefits from ZTO Express.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with the ability to direct the activities of ZTO Express, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a substantial portion of our business operations, which may not be as effective as direct ownership in providing us with the ability to direct the operational activities” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of ZTO with respect to its contractual arrangements with ZTO Express and its shareholders. If we or ZTO Express are/is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law and the Overseas Listing Trial Measures.,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us”; and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

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

Permissions Required from the PRC Authorities for Overseas Financing Activities

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises, or the Circular of Overseas Listing and Offering, and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or the Overseas Listing Trial Measures. The Overseas Listing Trial Measures became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. In addition, such issuers are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to conversion of listing status in overseas markets (such as switching from secondary listing to dual primary listing). There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” and “— Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Year Ended December 31,
	2020	2021	2022

	(RMB in millions)
Capital contributions and loans from Parent to Cayman, BVI, and Hong Kong subsidiaries	10,011	1,250	2,580
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	6,041	3,671	2,282
Amounts received by subsidiaries of Parent from ZTO Express*	11,646	15,974	20,739

Note:

(1)	* The cash flows between the subsidiaries of Parent and ZTO Express included the following: transportation fees, service fees and rental expenses.

As of December 31, 2022, the Parent had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB22,966.2 million.

In 2020, 2021 and 2022, no shareholder loan was provided by the Parent to our PRC subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, dividends of US$233.5 million, US$208.4 million and US$202.3 million were paid to shareholders of the Parent of record as of designated record dates.

Historically, ZTO Express (Cayman) Inc. paid dividends to its shareholders primarily using proceeds from offshore financing activities. As ZTO Express (Cayman) Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy substantially all economic benefit and receive service fees from ZTO Express pursuant to the exclusive business cooperation agreement with ZTO Express. Under PRC law, each of our subsidiaries and ZTO Express in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and ZTO Express in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and ZTO Express incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries did not and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of ZTO Express to settle amounts owned under the VIE agreements.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2020, 2021 and 2022, summary consolidated balance sheet data as of December 31, 2021 and 2022 and summary consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of comprehensive income data for the years ended December 31, 2018 and 2019, the summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and the summary consolidated cash flow data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	17,604,451	22,109,946	25,214,290	30,405,839	35,376,996	5,129,182
Cost of revenues	(12,239,568)	(15,488,778)	(19,377,184)	(23,816,462)	(26,337,721)	(3,818,611)
Gross profit	5,364,883	6,621,168	5,837,106	6,589,377	9,039,275	1,310,571
Operating income (expenses):
Selling, general and Administrative	(1,210,717)	(1,546,227)	(1,663,712)	(1,875,869)	(2,077,372)	(301,191)
Other operating income, net	178,057	387,890	580,973	789,503	774,578	112,303
Total operating expenses	(1,032,660)	(1,158,337)	(1,082,739)	(1,086,366)	(1,302,794)	(188,888)
Income from operations	4,332,223	5,462,831	4,754,367	5,503,011	7,736,481	1,121,683
Other income (expenses):
Interest income	401,162	585,404	442,697	363,890	503,722	73,033
Interest expense	(780)	—	(35,307)	(126,503)	(190,521)	(27,623)
(Loss)/gain from fair value changes of financial instruments	—	—	(877)	52,909	46,246	6,705
Gain/(loss) on disposal of equity investees and subsidiary	562,637	(2,860)	1,086	2,357	69,598	10,091
Impairment of investment in equity investee	—	(56,026)	—	—	(26,328)	(3,817)
Unrealized gain from investment in equity investee	—	754,468	—	—	—	—
Foreign currency exchange gain (loss)	41,189	13,301	(127,180)	(56,467)	147,254	21,350
Income before income tax and share of loss in equity method investments	5,336,431	6,757,118	5,034,786	5,739,197	8,286,452	1,201,422
Income tax expense	(929,133)	(1,078,295)	(689,833)	(1,005,451)	(1,633,330)	(236,811)
Share of (loss)/gain in equity method investments	(19,386)	(7,556)	(18,507)	(32,419)	5,844	847
Net Income	4,387,912	5,671,267	4,326,446	4,701,327	6,658,966	965,458
Net loss/(income) attributable to noncontrolling interests	(4,887)	2,878	(14,233)	53,500	150,090	21,761
Net income attributable to ZTO Express (Cayman) Inc.	4,383,025	5,674,145	4,312,213	4,754,827	6,809,056	987,219
Net income attributable to ordinary shareholders	4,383,025	5,674,145	4,312,213	4,754,827	6,809,056	987,219
Net earnings per share/ADS attributable to ordinary shareholders
Basic	5.83	7.24	5.42	5.80	8.41	1.22
Diluted	5.82	7.23	5.42	5.80	8.36	1.21
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	751,814,077	784,007,583	796,097,532	819,961,265	809,442,862	809,442,862
Diluted	752,672,956	784,331,120	796,147,504	819,961,265	820,273,531	820,273,531
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	867,612	104,004	(771,291)	(146,533)	155,432	22,536
Comprehensive income attributable to ZTO Express (Cayman) Inc.	5,250,637	5,778,149	3,540,922	4,608,294	6,964,488	1,009,755

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	4,622,554	5,270,204	14,212,778	9,721,225	11,692,773	1,695,293
Short-term investment	13,599,852	11,113,217	3,690,402	2,845,319	5,753,483	834,177
Advances to suppliers	337,874	438,272	589,042	667,855	861,573	124,916
Prepayments and other current assets	1,507,996	1,964,506	2,334,688	3,142,368	3,146,378	456,182
Non-current assets:
Property and equipment, net	9,035,704	12,470,632	18,565,161	24,929,897	28,813,204	4,177,522
Goodwill	4,241,541	4,241,541	4,241,541	4,241,541	4,241,541	614,966
Total assets	39,682,857	45,890,502	59,204,750	62,772,343	78,523,586	11,384,851
Liabilities and equity
Current liabilities:
Short-term bank borrowings	—	—	1,432,929	3,458,717	5,394,423	782,118
Other current liabilities	2,833,769	3,552,288	4,487,084	5,794,380	6,724,743	974,999
Total liabilities	5,413,308	7,487,105	10,105,052	13,844,762	24,051,116	3,487,086
Total liabilities and equity	39,682,857	45,890,502	59,204,750	62,772,343	78,523,586	11,384,851

	Years Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	4,404,051	6,304,186	4,950,749	7,220,217	11,479,308	1,664,343
Net cash used in investing activities	(12,872,633)	(3,664,213)	(3,549,341)	(8,756,533)	(16,041,890)	(2,325,855)
Net cash provided by/(used in) financing activities	7,042,122	(1,982,306)	8,337,407	(2,903,985)	7,058,202	1,023,343
Effect of exchange rate changes on cash, cash equivalents and restricted cash	275,680	(3,207)	(656,137)	(150,430)	338,106	49,021
Net increase/(decrease) in cash, cash equivalents and restricted cash	(1,150,780)	654,460	9,082,678	(4,590,731)	2,833,726	410,852
Cash, cash equivalents and restricted cash at beginning of year	5,773,734	4,622,954	5,277,414	14,360,092	9,769,361	1,416,424
Cash, cash equivalents and restricted cash at end of year	4,622,954	5,277,414	14,360,092	9,769,361	12,603,087	1,827,276

Condensed Consolidating Financial Information of ZTO Express (Cayman) Inc.

The following table presents the condensed consolidating balance sheet data for ZTO Express (Cayman) Inc., the VIE and VIE’s subsidiaries, and other entities as of the dates presented. For the purpose of this presentation, (i) the intercompany transactions among entities within our subsidiaries or among entities within the VIE and VIE’s subsidiaries were eliminated; and (ii) the equity method is used to account for ZTO Express (Cayman) Inc.’s investments in our subsidiaries and our subsidiary’s investment in the VIE, as presented below under “Investments in consolidated subsidiaries, VIE and other equity investees.”

	As of December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	70,937	8,869,361	2,752,475	—	11,692,773
Restricted cash	—	895,483	—	—	895,483
Accounts receivable, net	—	197,573	621,395	—	818,968
Financing receivables, net	—	104,295	847,054	—	951,349
Short-term investment	2,487,775	2,995,363	270,345	—	5,753,483
Inventories	—	12,386	28,151	—	40,537
Advances to suppliers	—	810,023	51,550	—	861,573
Prepayments and other current assets	—	1,948,516	1,197,862	—	3,146,378
Amounts due from related parties outside the consolidated group	—	288,745	25,738	—	314,483
Amounts due from related parties within the consolidated group	5,810,721	—	6,554,502	(12,365,223)	—
Total current assets	8,369,433	16,121,745	12,349,072	(12,365,223)	24,475,027
Investments in consolidated subsidiaries, VIE and other equity investees	52,512,859	15,626,982	343,692	(64,532,989)	3,950,544
Property and equipment, net	—	22,897,182	5,916,022	—	28,813,204
Land use rights, net	—	4,225,420	1,217,531	—	5,442,951
Intangible assets, net	—	29,437	—	—	29,437
Operating lease right-of-use assets	—	101,696	706,810	—	808,506
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	313,539	436,558	—	750,097
Long-term investment	—	6,622,660	699,885	—	7,322,545
Long-term financing receivables, net	—	166,948	1,128,807	—	1,295,755
Other non-current assets	—	434,390	382,449	—	816,839
Amounts due from related parties outside the consolidated groups-non-current	—	577,140	—	—	577,140
TOTAL ASSETS	60,882,292	67,201,569	27,337,937	(76,898,212)	78,523,586
Liabilities
Current liabilities
Short-term bank borrowings	—	—	5,394,423	—	5,394,423
Accounts payable	—	594,928	1,607,764	—	2,202,692
Notes payable	—	200,000	—	—	200,000
Advances from customers	—	18,781	1,355,910	—	1,374,691
Income tax payable	—	62,449	165,973	—	228,422
Amounts due to related parties outside the consolidated group	—	9,368	39,770	—	49,138
Amounts due to related parties within the consolidated group	—	12,365,223	—	(12,365,223)	—
Operating lease liabilities, current	—	12,919	216,799	—	229,718
Dividends payable	1,497	—	—	—	1,497
Other current liabilities	63,273	1,752,693	4,908,777	—	6,724,743
Total current liabilities	64,770	15,016,361	13,689,416	(12,365,223)	16,405,324
Non-current operating lease liabilities	—	87,720	422,629	—	510,349
Deferred tax liabilities	—	254,128	92,344	—	346,472
Convertible senior bond	6,788,971	—	—	—	6,788,971
TOTAL LIABILITIES	6,853,741	15,358,209	14,204,389	(12,365,223)	24,051,116
Equity
Ordinary shares	535	17,155,492	600,000	(17,755,492)	535
Additional paid-in capital	26,717,727	600,000	3,918,356	(4,518,356)	26,717,727
Treasury shares, at cost	(2,062,530)	—	—	—	(2,062,530)
Retained earnings	29,459,491	32,950,608	8,617,859	(41,568,467)	29,459,491
Accumulated other comprehensive loss	(86,672)	690,674	—	(690,674)	(86,672)
Non-controlling interests	—	446,586	(2,667)	—	443,919
Total Equity	54,028,551	51,843,360	13,133,548	(64,532,989)	54,472,470
TOTAL LIABILITIES AND EQUITY	60,882,292	67,201,569	27,337,937	(76,898,212)	78,523,586

	As of December 31, 2021
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	621,034	8,169,249	930,942	—	9,721,225
Restricted cash	—	27,736	—	—	27,736
Accounts receivable, net	—	262,167	671,277	—	933,444
Financing receivables, net	—	133,541	977,920	—	1,111,461
Short-term investment	196,462	2,328,857	320,000	—	2,845,319
Inventories	—	52,747	30,214	—	82,961
Advances to suppliers	—	612,842	55,013	—	667,855
Prepayments and other current assets	—	1,218,172	1,924,196	—	3,142,368
Amounts due from related parties outside the consolidated group	—	96,288	37,702	—	133,990
Amounts due from related parties within the consolidated group	2,692,898	—	402,488	(3,095,386)	—
Total current assets	3,510,394	12,901,599	5,349,752	(3,095,386)	18,666,359
Investments in consolidated subsidiaries, VIE and other equity investees	45,807,179	13,088,486	300,380	(55,465,597)	3,730,448
Property and equipment, net	—	19,063,363	5,866,534	—	24,929,897
Land use rights, net	—	4,141,241	1,194,308	—	5,335,549
Intangible assets, net	—	35,634	—	—	35,634
Operating lease right-of-use assets	—	26,407	870,831	—	897,238
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	284,139	650,709	—	934,848
Long-term investment	—	1,214,500	—	—	1,214,500
Long-term financing receivables, net	—	295,953	1,117,003	—	1,412,956
Other non-current assets	—	377,643	384,630	—	762,273
Amounts due from related parties outside the consolidated groups-non-current	—	611,100	—	—	611,100
TOTAL ASSETS	49,317,573	52,124,495	19,891,258	(58,560,983)	62,772,343
Liabilities
Current liabilities
Short-term bank borrowings	637,260	—	2,821,457	—	3,458,717
Accounts payable	—	400,880	1,556,649	—	1,957,529
Notes payable	—	45,000	129,920	—	174,920
Advances from customers	—	12,752	1,213,797	—	1,226,549
Income tax payable	—	86,789	—	—	86,789
Amounts due to related parties outside the consolidated group	—	8,352	14,434	—	22,786
Amounts due to related parties within the consolidated group	—	3,095,386	—	(3,095,386)	—
Operating lease liabilities, current	—	12,022	238,973	—	250,995
Acquisition consideration payables	—	22,942	—	—	22,942
Dividends payable	708	—	—	—	708
Other current liabilities	42,358	3,196,742	2,555,280	—	5,794,380
Total current liabilities	680,326	6,880,865	8,530,510	(3,095,386)	12,996,315
Non-current operating lease liabilities	—	22,351	533,740	—	556,091
Deferred tax liabilities	—	179,813	112,543	—	292,356
TOTAL LIABILITIES	680,326	7,083,029	9,176,793	(3,095,386)	13,844,762
Equity
Ordinary shares	535	15,084,658	600,000	(15,684,658)	535
Additional paid-in capital	28,229,026	600,000	3,923,412	(4,523,412)	28,229,026
Treasury shares, at cost	(2,067,009)	—	—	—	(2,067,009)
Retained earnings	22,716,799	28,414,359	6,162,247	(34,576,606)	22,716,799
Accumulated other comprehensive loss	(242,104)	680,921	—	(680,921)	(242,104)
Non-controlling interests	—	261,528	28,806	—	290,334
Total Equity	48,637,247	45,041,466	10,714,465	(55,465,597)	48,927,581
TOTAL LIABILITIES AND EQUITY	49,317,573	52,124,495	19,891,258	(58,560,983)	62,772,343

	As of December 31, 2020
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current Assets
Cash and cash equivalents	3,443,624	9,992,429	776,725	—	14,212,778
Restricted cash	—	133,196	—	—	133,196
Accounts receivable, net	—	231,347	514,666	—	746,013
Financing receivables, net	—	150,673	341,486	—	492,159
Short-term investment	2,509,137	1,181,265	—	—	3,690,402
Inventories	—	10,295	42,775	—	53,070
Advances to suppliers	—	543,421	45,621	—	589,042
Prepayments and other current assets	13,013	1,168,598	1,153,077	—	2,334,688
Amounts due from related parties outside the consolidated group	—	39,244	34,034	—	73,278
Amounts due from related parties within the consolidated group	4,993,853	603,835	—	(5,597,688)	—
Total current assets	10,959,627	14,054,303	2,908,384	(5,597,688)	22,324,626
Investments in consolidated subsidiaries, VIE and other equity investees	37,391,446	11,488,765	110,570	(45,766,318)	3,224,463
Property and equipment, net	—	12,540,008	6,025,153	—	18,565,161
Land use rights, net	—	3,221,824	1,138,849	—	4,360,673
Intangible assets, net	—	41,832	—	—	41,832
Operating lease right-of-use assets	—	41,275	834,984	—	876,259
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	206,029	514,532	—	720,561
Long-term investment	652,500	1,189,500	—	—	1,842,000
Long-term financing receivables, net	—	185,350	1,784,990	—	1,970,340
Other non-current assets	—	437,838	99,456	—	537,294
Amounts due from related parties-noncurrent	—	500,000	—	—	500,000
TOTAL ASSETS	49,003,573	43,991,154	17,574,029	(51,364,006)	59,204,750
Liabilities
Current liabilities
Short-term bank borrowings	—	—	1,432,929	—	1,432,929
Accounts payable	—	480,819	1,155,069	—	1,635,888
Notes payable	—	168,062	158,138	—	326,200
Advances from customers	—	50,739	1,068,927	—	1,119,666
Income tax payable	—	(202,098)	250,726	—	48,628
Amounts due to related parties outside the consolidated group	—	—	16,655	—	16,655
Amounts due to related parties within the consolidated group	—	4,993,853	603,835	(5,597,688)	—
Operating lease liabilities, current	—	12,323	234,071	—	246,394
Acquisition consideration payables	—	22,942	—	—	22,942
Dividends payable	11,198	—	—	—	11,198
Other current liabilities	13,562	1,878,721	2,594,801	—	4,487,084
Total current liabilities	24,760	7,405,361	7,515,151	(5,597,688)	9,347,584
Non-current operating lease liabilities	—	34,354	468,127	—	502,481
Deferred tax liabilities	—	127,171	127,816	—	254,987
TOTAL LIABILITIES	24,760	7,566,886	8,111,094	(5,597,688)	10,105,052
Equity
Ordinary shares	553	11,882,495	600,000	(12,482,495)	553
Additional paid-in capital	30,613,948	600,000	3,923,412	(4,523,412)	30,613,948
Treasury shares, at cost	(2,578,870)	—	—	—	(2,578,870)
Retained earnings	21,038,753	23,469,770	4,903,267	(28,373,037)	21,038,753
Accumulated other comprehensive loss	(95,571)	387,374	—	(387,374)	(95,571)
Non-controlling interests	—	84,629	36,256	—	120,885
Total Equity	48,978,813	36,424,268	9,462,935	(45,766,318)	49,099,698
TOTAL LIABILITIES AND EQUITY	49,003,573	43,991,154	17,574,029	(51,364,006)	59,204,750

The following table presents the condensed consolidating operations data for ZTO Express (Cayman) Inc., the VIE and VIE’s subsidiaries, and other entities for the periods presented. For the purpose of this presentation, (i) the intercompany transactions among entities within our subsidiaries or among entities within the VIE and VIE’s subsidiaries were eliminated; and (ii) the equity method is used to account for the interests of ZTO Express (Cayman) Inc. in earnings of our subsidiaries, and the interests of our subsidiary in earnings of the VIE, as presented below under “Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments.”

	For the Year Ended December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	17,157,364	31,981,790	(13,762,158)	35,376,996
Cost of revenues	—	(12,735,655)	(28,097,911)	14,495,845	(26,337,721)
Gross profit	—	4,421,709	3,883,879	733,687	9,039,275
Operating (expenses)/income
Selling, general and administrative	(197,209)	(1,285,856)	(685,546)	91,239	(2,077,372)
Other operating income, net	59,881	1,411,343	128,280	(824,926)	774,578
Other income/(expenses)	(25,490)	685,980	(110,519)	—	549,971
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(162,818)	5,233,176	3,216,094	—	8,286,452
Income tax expense	(19,987)	(855,788)	(757,555)	—	(1,633,330)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	6,991,861	10,742	(4,898)	(6,991,861)	5,844
Net income	6,809,056	4,388,130	2,453,641	(6,991,861)	6,658,966

	For the Year Ended December 31, 2021
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	15,651,997	29,721,135	(14,967,293)	30,405,839
Cost of revenues	—	(10,882,964)	(27,900,791)	14,967,293	(23,816,462)
Gross profit	—	4,769,033	1,820,344	—	6,589,377
Operating (expenses)/income
Selling, general and administrative	(251,146)	(1,203,138)	(492,962)	71,377	(1,875,869)
Other operating income, net	54,620	253,530	552,730	(71,377)	789,503
Other income/(expenses)	29,865	272,703	(66,382)	—	236,186
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(166,661)	4,092,128	1,813,730	—	5,739,197
Income tax expense	(23,101)	(407,123)	(575,227)	—	(1,005,451)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	4,944,589	1,227,540	(979)	(6,203,569)	(32,419)
Net income	4,754,827	4,912,545	1,237,524	(6,203,569)	4,701,327

	For the Year Ended December 31, 2020
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	12,999,401	23,734,103	(11,519,214)	25,214,290
Cost of revenues	—	(7,715,427)	(23,180,971)	11,519,214	(19,377,184)
Gross profit	—	5,283,974	553,132	—	5,837,106
Operating (expenses)/income
Selling, general and administrative	(284,193)	(1,325,374)	(71,867)	17,722	(1,663,712)
Other operating income, net	146,168	159,244	293,283	(17,722)	580,973
Other income/(expenses)	197,043	125,859	(42,483)	—	280,419
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	59,018	4,243,703	732,065	—	5,034,786
Income tax expense	(62,887)	(374,236)	(252,710)	—	(689,833)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	4,316,082	458,935	(1,187)	(4,792,337)	(18,507)
Net income	4,312,213	4,328,402	478,168	(4,792,337)	4,326,446

The following table presents condensed consolidating cash flow data for ZTO Express (Cayman) Inc., the VIE and VIE’s subsidiaries, and other entities for the years ended presented. For the purpose of this presentation, the intercompany transactions among entities within our subsidiaries or among entities within the VIE and VIE’s subsidiaries were eliminated.

	For the Year Ended December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by operating activities	15,638	10,658,257	805,413	—	11,479,308
Net cash (used in) /provided by investing activities	(4,911,571)	(12,189,004)	(1,521,688)	2,580,373	(16,041,890)
Net cash provided by/(used in) financing activities	4,222,198	2,878,569	2,537,808	(2,580,373)	7,058,202

	For the Year Ended December 31, 2021
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by operating activities	88,876	6,155,051	976,290	—	7,220,217
Net cash provided by/(used in) investing activities	1,679,330	(10,808,233)	(877,285)	1,249,655	(8,756,533)
Net cash (used in)/provided by financing activities	(4,518,056)	2,808,514	55,212	(1,249,655)	(2,903,985)

	For the Year Ended December 31, 2020
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	303,164	5,185,341	(537,756)	—	4,950,749
Net cash (used in)/provided by investing activities	(3,808,613)	(9,104,151)	(647,170)	10,010,593	(3,549,341)
Net cash provided by/(used in) financing activities	6,894,133	10,020,938	1,432,929	(10,010,593)	8,337,407

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

Risks Related to Our Business and Industry

●	Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.
●	Our business operations have relied on, and are likely to continue to be significantly influenced by, certain third-party e-commerce platforms.
●	We face risks associated with our network partners and their employees and personnel.
●	We face intense competition, which could adversely affect our results of operations and market share.
●	Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.
●	Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize, our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.
●	We operate in a labor-intensive industry and an overall contraction in the availability of workers in the labor market or any labor unrest may negatively affect our business.
●	We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.
●	We face risks associated with parcels handled and transported through our network and risks associated with transportation.
●	Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	ZTO is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 43-44 of this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on pages 47 of this annual report.
●	PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” on page 48 of this annual report.
●	Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Uncertainties with respect to the PRC legal system could adversely affect us” on page 48 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 50 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 58 of this annual report.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 58-59 of this annual report.

Risks Related to Our Shares and ADSs

●	We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
●	The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

We generate a significant portion of our parcel volume by serving end customers that conduct business on various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. In December 2022, more than 90% of our total parcel volume was attributable to e-commerce platforms. Our business and growth are therefore highly dependent on the viability and prospects of the e-commerce industry in China.

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

As of December 31, 2022, we had over 31,000 pickup/delivery outlets and over 5,900 direct network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers. However, the interests of a network partner may not be entirely aligned with ours or with those of our other network partners at all times. We manage our business relationships with direct network partners through contractual agreements, which provide for performance incentives along with periodic evaluations. Our direct network partners may sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. The sub-contracting to indirect network partners is subject to our consent. However, we may not be able to manage the network partners as effectively as if we had full ownership of them or operated their business directly. In particular, we do not enter into agreements with our indirect network partners and are therefore unable to exert a significant degree of influence over them.

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

Suspension or termination of a network partner’s services in a particular geographic area may result in a significant interruption or failure to provide services in the corresponding geographic area. A network partner may suspend or terminate its services voluntarily or involuntarily due to various reasons, including a disagreement or dispute with us, failure to make a profit, failure to obtain requisite approvals, failure to maintain licenses or permits or to comply with other governmental regulations, and events beyond our or its control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. See also “Item 3. Key Information—D. Risk Factors—Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.” Due to the intense competition in China’s express delivery industry, our existing network partners may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace these network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our network partners, our customer satisfaction, reputation, operations and financial performance may be materially and adversely affected.

We face intense competition, which could adversely affect our results of operations and market share.

We operate in a highly competitive and consolidating industry. We compete primarily with leading domestic express delivery companies, including YTO Express, STO Express, Yunda Express, J&T Express, SF Express, JD Logistics and the express delivery services provided by China Post such as EMS. We compete with them based on a number of factors, including network stability, business model, operational capabilities, infrastructure capacity, cost control and service quality. We have historically experienced a decline in the delivery service market prices and we may continue to face downward pricing pressure. If we and our network partners cannot effectively control our costs to remain competitive, our market share and revenue may decline. Additionally, if we have to subsidize our network partners to increase our network partners’ competitiveness, our gross margin may decline. Our competitors may attempt to gain market share by lowering their rates, especially during economic slowdowns or in key regional markets. Such rate reductions may limit our ability to maintain or increase our rates and operating margins and inhibit our ability to grow our business.

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

Our daily operations rely heavily on the orderly performance of our sorting hubs and the pickup and delivery outlets operated by our network partners. Any service disruption at our sorting hubs or the pickup and delivery outlets as a result of a failure or disruption of the automated facilities, under-capacity during peak parcel volume periods, force majeure, third-party sabotage, disputes, employee delinquency or strike, government inspections or regulatory orders mandating service halt or temporary or permanent shutdown would adversely impact our business operations. For example, any ad hoc regulatory inspection by local authorities, such as environmental safety, work safety, equipment safety, fire safety and security checks, on any of our facilities or our network partners’ service outlets may cause business disruptions and suspensions, delay the processing and delivery of parcels and penalties. The outbreak of an epidemic, such as the outbreak of COVID-19, may also cause a significant disruption to our business. For instance, our headquarters, dozens of our sorting hubs and thousands of service outlets across the country also suspended operations from time to time in 2022 due to COVID-19 resurgences caused by the Omicron variants since early March 2022, resulting in delays and stoppages of express delivery and a lower-than-expected parcel volume in 2022. The severe flood in Henan province in July 2021 also caused temporary closure of our facilities, sorting hubs and service outlets in Henan province. If we are required by governmental authorities to implement changes to our facilities or relocate any of our facilities or our network partners’ service outlets, our and our network partners’ operating costs may increase as a result. In the event of service disruptions at our sorting hubs or outlets, parcel sorting or parcel pickup and delivery may be delayed, suspended or stopped. Such parcels would need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and delivery errors. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and result in adverse effects to our entire network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

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

Our business is labor-intensive. As of December 31, 2022, we had a total of 24,888 employees and over 59,000 outsourced personnel. A failure by us or our network partners to maintain a stable and dedicated workforce may result in disruption or delays in the services provided to end customers. We and our network partners often need to hire additional or temporary workers to handle the significant increase in parcel volume following special promotional events such as promotional campaigns on June 18, November 11 and December 12 of each year or during other peak seasons throughout the year. During these periods we have observed an increasingly competitive and tight labor market. In general, this has resulted in, and we expect will continue to result in, increased labor costs driven by higher salaries, social benefits and employee headcounts.

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

We and our network partners have been involved in labor disputes and penalties in the past, none of which either individually or in the aggregate, had a material adverse impact on us. We and our network partners expect to continue to be involved in labor disputes from time to time, including involvement in various legal or administrative proceedings related to such disputes. Any labor unrest directed against us or our network partners could directly or indirectly prevent or hinder our normal business operations, and, if not resolved in a timely manner, lead to delays in fulfilling our customer orders and decreases in our revenue. Historically, we have experienced an incident where an employee strike of one of our network partners caused a prolonged service suspension in a southern city of China, and we cannot assure you that similar incidents would not happen in the future. We and our network partners cannot predict or control any labor unrest, especially those involving labor not directly employed by us. Further, labor unrest may have a negative effect on general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition and results of operations.

We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.

We engage outsourcing firms to provide a large number of personnel to work at our network facilities. As of December 31, 2022, over 59,000 outsourced personnel were active in our operations. We enter into agreements with outsourcing firms and do not have any direct contractual relationship with outsourced personnel, resulting in limited control over them. If any outsourced personnel fail to operate in accordance with instructions, policies and business guidelines set forth by outsourcing firms based on our requirements, our market reputation, brand image and results of operations could be materially and adversely affected.

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

Our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth. Our revenue growth in recent years was partly attributable to business acquisition, such as the acquisition of China Oriental Express Co., Ltd. The acquired business of China Oriental Express Co., Ltd. provides freight forwarding services, and our revenue generated from such services amounted to RMB1,862.7 million, RMB1,529.6 million, and RMB1,212.7 million (US$175.8 million) in 2020, 2021 and 2022, respectively, accounting for 7.4%, 5.0% and 3.4% of our total revenues during the same periods, respectively. We plan to further expand our network in response to increasing customer and consumer needs, but we may not succeed in doing so. Even if we are able to expand our network as planned, we may not be able to continue to integrate and optimize a larger network. In addition, as customer and consumer needs at both the national and regional levels are continuously changing, we may not be able to successfully anticipate or respond to such changes. For example, we may experience shortages in our delivery capacity if our expansion fails to accurately and timely match increased customer and consumer demand. Furthermore, our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of our senior management to carry out our strategies effectively, our ability to balance the interests between us and our network partners as well as among our network partners, and our ability to adapt, improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully recruit, train and manage more employees and improve and expand our sales and marketing capabilities. If we are not able to manage our growth or execute our strategies effectively due to any of the foregoing reasons, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

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

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to, the State Post Bureau and the Ministry of Transportation. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. See also “Item 4. Information on the Company—B. Business Overview—Regulation.” For example, the PRC Postal Law indicates that express delivery companies cannot engage in “posting and mail delivery business exclusively operated by postal enterprises.” However, PRC law does not provide a definition for “posting and mail delivery business exclusively operated by postal enterprises.” If the authorities define such term in the future and if the parcels that we deliver fall into the defined category, we may be considered in violation of such regulation. Further, certain of our network partners may commence express delivery services while still in the process of obtaining Courier Service Operation Permits, and since they use our brand in their businesses, we may be subject to fines or receive order of rectification as a result. Incidents like the foregoing ones may materially and adversely impact our business, reputation, financial condition and results of operations.

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

We expect to gradually reduce the number of non-compliant trucks, the non-compliant trucks may be banned and we may be required to modify non-compliant trucks or purchase new ones to replace them. Otherwise, we may be subject to additional penalties under this regulation if we continue to operate trucks that exceed the limits set forth in the regulation.

Pursuant to the PRC E-commerce Law, or the E-commerce Law, which was promulgated by the Standing Committee of the National People’s Congress on August 31, 2018, took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including but not limit to, (i) in providing express logistics services for e-commerce activities, the providers thereof shall abide by laws and administrative regulations, and comply with the service standards and time limits they have promised; (ii) while handing over commodities to consignees, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; in the event that the commodities are received by others for consignees, such express logistics service providers shall obtain the consent of consignees; and while senders handing over commodities to express logistics service providers, such express logistics service provider shall, in accordance with relevant laws and regulations, examine whether the postal articles are prohibited or restricted from express delivery in the presence of senders; and (iii) express logistics service providers are required to use environmental-friendly packaging materials in accordance with the relevant provisions in an effort to reduce the consumption of packaging materials and implement the recycling measures. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this law. If we are found to be not compliant with the requirements, and we may be required to rectify. In order to adapt to the evolving e-commerce industry, which could have a significant impact on us, we may need to develop or upgrade existing business model. If our efforts to comply with laws and regulations concerning e-commerce business are unsuccessful, our business, financial condition and results of operation may be materially and adversely affected.

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

Under PRC laws, an enterprise that operates and provides express delivery services must obtain a Courier Service Operation Permit listing out all the regions it and its branches are allowed to operate in. Such enterprise needs to make a filing with the relevant postal authority to update or renew its Courier Service Operation Permit to include any additional regions it plans to expand into. The consolidated affiliated entities engaging in the express delivery services need to obtain the Courier Service Operation Permits, which based on our geographical coverage would cover the majority part of China. The consolidated affiliated entities are required to timely make all required filings with the relevant postal authorities including to update or renew their Courier Service Operation Permits with respect to the regions they operate in.

Failure to make such filings may result in a correction order or fines. In addition, an enterprise engaging in road freight transportation is required to obtain a Road Transportation Operation Permit from the relevant county-level road transportation administrative bureau. Similarly, our network partners also need to obtain necessary licenses and permits to operate express delivery and transportation business. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. In addition, companies that apply for the Courier Service Operation Permit are subject to certain service capability requirements. If any of the consolidated affiliated entities are found to obtain the Courier Service Operation Permits by improper means such as fraud or bribery, such entities may be subject to a fine ranging from RMB10,000 to RMB30,000, their Courier Service Operation Permits may be revoked by the postal administration department and they cannot re-apply to obtain the permit for a period of three years.

After obtaining the Courier Service Operation Permit, an enterprise is further required to maintain its express delivery service operations during the validity of such permit. As of the date of this report, we are in the process of applying to renew several Courier Service Operation Permits. Where the permit-holder does not operate any express delivery services for a period of time over six months without due grounds after obtaining the Courier Service Operation Permit, or suspends its business for more than six months without authorization, the postal administrative departments may cancel the Courier Service Operation Permit of such holder.We are currently not aware of any such cancellation or notice of cancellation. If we become subject to such cancellation, our business, results of operations, financial condition and prospects could be adversely affected.

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

We face risks associated with the financial services we provide to network partners. We provide financial services to qualified network partners. A qualified network partner shall meet certain criteria set by us, such as having a legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. Under PRC laws, an enterprise must obtain business licenses with corresponding business scope and/or approvals or filings from relevant governmental authorities related to operating and providing financial services, and our company is compliant with the relevant laws and regulations in the PRC in all material aspects during the 2020, 2021 and 2022 with regard to the provision of such financial services. In connection with the financial services we provide to qualified network partners, we have obtained requisite business licenses and/or approvals under relevant PRC laws and regulations through various PRC subsidiaries. We entered into agreements with such qualified network partners and have committed and will continue to commit our own capital, which has had, and may continue to have, a negative impact on our cash flow. However, we cannot assure you that the consolidated affiliated entities have timely made all required filings with the relevant governmental authorities including to update or renew their business licenses, approvals or filings, and the failure may subject us to a correction order or fines.

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

In order to implement our strategies and expansion plan, we made significant capital expenditures on the acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the growth of our business. We paid an aggregate of approximately RMB9.2 billion, RMB9.3 billion and RMB7.4 billion (US$1,074.7 million) in 2020, 2021 and 2022, respectively, for the purchases of property and equipment and purchases of land use rights.

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

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with e-commerce in China. For example, our customers generally record fewer purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, when e-commerce platforms hold special promotional campaigns, for example, on June 18, November 11 and December 12 of each year, we typically observe peaks of parcel volume immediately following these campaigns. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our Class A ordinary shares and/or ADSs may fluctuate from time to time due to seasonality.

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our line-haul transportation costs and operational results.

Fuel costs and transportation expenses incurred in relation to the use of third-party transportation services represent 9%, 13% and 17 % of our line-haul transportation costs in 2020, 2021 and 2022, respectively. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In 2022, we continued to increase the use of self-owned and operated, cost-efficient high-capacity trucks to replace third-party outsourced trucks, to further enhance transportation efficiency. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control-measures or pass on incremental costs to our customers. For example, fuel price increase due to international factors, such as the Ukraine-Russia conflict, may adversely impact our gross profit margin. As a result, our operating margin and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

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

In 2019, we had unrealized gain from investment in equity investee of RMB754.5 million, which resulted from an observable price change in a follow-on offering by Cainiao Network in the fourth quarter of 2019. Gain on disposal of equity investees and unrealized gain from investment in equity investee are on a case-by-case basis and are generally non-recurring in nature. There is no guarantee that we will realize gains from our equity investments in the future, and there is no assurance that our investments will generate positive returns. Our financial results would be adversely affected if we fail to generate income from our equity investments or incur loss from such investments.

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

COVID-19 had a severe and prolonged negative impact on the Chinese and the global economy. Even before the outbreak of COVID-19, the global macroeconomic environment faced numerous challenges. The growth rate of the Chinese economy has decreased since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2022. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have negative economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business and Industry⸺We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

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

Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which was promulgated on April 13, 2020 and became effective on June 1, 2020, or the 2020 Measures, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who procure inter-net products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the Measures for Cybersecurity Review was promulgated, or the 2021 Measures, which took effect on February 15, 2022, and has replaced the 2020 Measures and further restated and expanded the applicable scope of the cybersecurity review. Pursuant to the 2021 Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review under the 2021 Measures if their activities affect or may affect national security. The 2021 Measures further stipulate that the network platform operators holding over one million users’ personal information shall declare to the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any Protection Departments. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would ultimately be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. As of the date of this annual report, we have not received any official letter or document issued by the competent governmental authorities identifying us as a critical information infrastructure operator under the Regulations on the Security Protection of Critical Information Infrastructure, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis and we have not received any inquiry, notice, warning, or sanctions in such respect. We may need to declare to the Cybersecurity Review Office for a cybersecurity review and we may not be able to ascertain the results of such a declaration. If we are unable to comply with the cybersecurity, data privacy and critical information infrastructure requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. The Measures on Security Assessment of Cross-border Data Transfer shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. Pursuant to such measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. If we are required for the security assessment of outbound data transfer, we face uncertainties as to whether such assessment or any other specific related actions can be timely completed, or at all. If we fail to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses.

Apps are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (Revised in 2022), or the APP Provisions, promulgated by the CAC, last amended on June 14, 2022 and became effective on August 1, 2022. The APP Provisions set forth the relevant requirements on the app information service and the app distribution service. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local app information content respectively. We are currently in compliance with the APP Provisions in all material aspects and we may still have to invest certain cost to ensure our app operation continuous compliance with the regulatory requirements.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, overseas offering and listing by domestic companies shall strictly abide by relevant laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates national security review (e.g., cybersecurity review), relevant national security review procedures shall be completed before the application for such offering and listing is submitted to competent overseas regulators and foreign stock exchanges. If we are not able to comply with the requirements under relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity, data security and other aspects in a timely manner, or at all, our future capital raising activities may be materially and adversely affected.

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

To consolidate and optimize our delivery capacity in key geographic areas in China, we conducted certain asset and equity acquisitions from 2014 to 2016. In 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries. In June 2018, we made a strategic investment of approximately US$168 million to acquire approximately 15% of equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2020, 2021 and 2022. Furthermore, we continually review our equity method investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary” and impairment loss needs to be recognized. The primary factors that we consider include the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee and other company specific information such as recent rounds of financing. If the condition or performance of the equity investees has changed in the future, we may have to record additional impairment charges in future accounting periods. If we need to recognize significant impairment losses on equity investments, our results of operations will be materially and adversely affected.

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

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.

In August 2022, we have issued US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the “2027 Notes”). The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may require us to repurchase for cash all or part of 2027 Notes on September 2, 2025, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$36.48 per ADS and is subject to adjustment under the terms of the capped call transactions. We may not have sufficient funds to pay the interest or fulfill other obligations under these notes.

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities by internet companies; and
●	economic, political and other conditions in the PRC and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our notes. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

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

We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, user complaints, intellectual property disputes, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of retailers, merchants and riders on our platforms. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that the resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition and results of operations. In addition, the resolution or settlement of any legal proceeding that involve our industry, whether we are a party to such legal proceeding or not, could also harm our business, financial condition and results of operations.

Claims, lawsuits and other regulatory actions under competition laws may subject us to penalties, constraints on our business and damage to our reputation.

The PRC government strengthened enforcement against monopoly agreements, concentration of undertakings, abuse of dominant market position and other anti-competitive activities in recent years. We may incur significant expenses and devote significant resources and efforts toward ensuring compliance with the existing and new laws, regulations, rules and other regulatory requirements that may be enforced from time to time. If we fail to comply with the relevant competition laws, regulations, rules and other regulatory requirements, we may also be subject to investigations, penalties, sanctions, claims, lawsuits and other legal and regulatory proceedings, which could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

Techniques employed by short sellers may drive down the market price of our listed securities.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Such short selling was often driven by short seller reports, which often were based on allegations including inadequacies in internal control and/or corporate governance or a lack of adherence thereto and accounting irregularities and mistakes. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

We have been, and continue to be, the subject of unfavorable allegations made by short sellers. In March 2023, Grizzly Research LLC published two short seller reports against us. Any such allegations may be followed by periods of instability in the market price of our ADSs and negative publicity. Regardless of whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could negatively impact the market price of our securities and our business operations.

The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.

As of March 31, 2023, we have not obtained land use rights certificates with respect to an aggregate gross land area of approximately 139,000 square meters of self-operated sorting hubs and property ownership certificates with respect to an aggregate gross floor area of approximately 1,950,000 square meters of buildings. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates. We have also used some new buildings before we finish filing of as-built inspection on such buildings. Furthermore, although it is customary for express delivery services providers to construct buildings on industrial land as their offices, delivery and sorting hubs or outlets, depending on the attitude and supervision of relevant government authority, we could be asked to use the building in line with the approved usage specified on certain licenses of such buildings.

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

As of March 31, 2023, for a small portion of our leased sorting hubs and offices, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property title certificates, approvals or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

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

Pursuant to the Administrative Regulations on Commercial Franchising Operations promulgated by the State Council on February 6, 2007, which took effect on May 1, 2007, and Administrative Measures on the Record Filing of Commercial Franchises issued by the PRC Ministry of Commerce, or the MOFCOM on December 12, 2011, which took effect on February 1, 2012, collectively the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the relevant regulations, we may be required to file our cooperation arrangements with network partners with the MOFCOM or its local counterparts. As of March 31, 2023, we have not received any order from any governmental authorities to make such filing.

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

We are uncertain about the recoverability of our input value-added tax, which may affect our financial positions in the future.

As of December 31, 2020, 2021 and 2022, our input value-added tax, or VAT, amounted to RMB1,698.5 million, RMB2,290.9 million and RMB2,296.2 million (US$332.9 million), respectively. Input VAT can be deducted from output VAT payable. The VAT recoverable is mainly the net difference between output and input VAT. We did not encounter any disputes with the relevant taxation authorities on the amounts of VAT recoverable during 2020, 2021 and 2022. However, we cannot guarantee the recoverability of input VAT in the future because the rules, regulations and policies governing VAT may change in the future, which may have an impact on VAT recoverable. If we fail to recover our input VAT, our financial positions would be adversely affected.

According to relevant PRC laws and regulations, tax authorities shall order to rectify loss of invoices or unauthorized destruction of invoices and may impose a fine of no more than RMB 10,000; if the circumstances are serious, a fine ranging from RMB 10,000 to RMB 30,000 shall be imposed; any illegal income shall be confiscated. We may be required to rectify and pay fines if the aforementioned circumstances occur.

Economic sanctions and anti-corruption laws imposed by the United States and other jurisdictions may expose us to potential compliance risks and any actual or alleged illegal or corrupt activities could damage our reputation, and materially and adversely affect our business, financial condition, and results of operations.

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

In addition, we and our employees are subject to anti-corruption laws in China and globally, including the Foreign Corrupt Practices Act. Our operations in China subject us to risks of unauthorized payments or offers of payments by our directors, officers, employees, consultants, agents or other business partners of our company and its affiliates. While we have designed and adopted policies and procedures to ensure compliance by us and our directors, officers, employees, consultants, agents and business partners with applicable anti-corruption laws and regulations, there can be no assurance that these policies will be followed at all times, and they may not effectively detect and prevent all illegal, fraudulent, corrupt or collusive activity or misconduct by our directors, officers, employees, consultants, agents or business partners. Any actual or alleged illegal, fraudulent, corrupt or collusive activity or misconduct by us or our directors, officers, employees consultants, agents or business partners, whether related to our business activities or not, could subject us to adverse media coverage, regulatory inquiries, investigations and potential administrative, civil and criminal sanctions and other negative collateral consequences, all of which may adversely affect our reputation and materially and adversely affect our business, financial condition and results of operations. We may also be held liable under successor liability for violations committed by companies in which we invest or that we acquire.

We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by severe weather conditions and natural disasters, such as snowstorms, earthquakes, fire, typhoons or floods, or the outbreak of avian influenza, severe acute respiratory syndrome, influenza A (H1N1), H7N9 or another epidemic. Any of these occurrences could cause severe disruptions to our daily operations and may warrant a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics. The outbreak of the COVID- 19 epidemic in China and internationally has resulted in significant disruptions and distortions in the global economy. Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporary closure of our branch offices, sorting hubs and service outlets and strict implementation of self-quarantine and disinfection measures at our headquarters, sorting hubs and service outlets in accordance with government issued protocols. The operations of our suppliers were also impacted. We also experienced a temporary labor shortage in January and February 2020 which caused delays in our delivery services. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. These events have materially and adversely affected business since 2020 and contributed to decreases in revenue as a result of incentive pricing offered to our network partners to cope with the COVID-19 pandemic and fluctuations consumer demand for freight forwarding services in relation to cross-border e-commerce. Our headquarters, dozens of our sorting hubs and thousands of service outlets across the country also suspended operations from time to time in 2022 due to COVID-19 resurgences caused by the Omicron variants since early March 2022, resulting in delays and stoppages of express delivery and a lower-than-expected parcel volume in 2022.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments, which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as the logistics services industry is dependent on the volume of domestic consumption and the availability of a stable labor force. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to operate domestic mail delivery services in China. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through ZTO Express, the consolidated affiliated entity, and its subsidiaries. Shanghai Zhongtongji Network, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with ZTO Express and its 43 shareholders, which allows us to (i) direct the activities of ZTO Express, (ii) receive substantially all of the economic benefits of ZTO Express, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we have the ability to direct the activities of and are the primary beneficiary of ZTO Express and hence consolidate its financial results as the VIE under U.S. GAAP.

ZTO is a Cayman Islands holding company with no equity ownership in ZTO Express. We conduct our operations in China primarily through our PRC subsidiaries and ZTO Express with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with ZTO Express do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of ZTO Express which contribute to 90.4% of our revenues in 2022. Our holding company in the Cayman Islands, ZTO Express and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a group.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that we, ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the consolidated affiliated entities;

●	imposing fines, confiscating the income from our PRC subsidiaries or the consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the VIE;
●	restricting or prohibiting our use of the proceeds of any of our financing outside China to fund our business and operations in China; or
●	restricting or prohibiting our future capital raising activities by the CSRC.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which in turn could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE and its shareholders for a substantial portion of our business operations, which may not be as effective as direct ownership in providing us with the ability to direct the operational activities.

We have relied and expect to continue to rely on contractual arrangements with ZTO Express and its shareholders to operate domestic express delivery services, including delivery of mail. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with the ability to direct the activities of the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of ZTO Express, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of ZTO Express, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the VIE and its shareholders to perform of their obligations under the contracts to exercise our ability to direct the activities of the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore may be subject to the uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our ability to direct the activities of the relevant portion of our business operations as compared to if we had direct ownership over the VIE.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of ZTO Express refuse to transfer their equity interest in ZTO Express to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Due to the significant number of shareholders in ZTO Express, we may not be able to obtain consent and cooperation from all the shareholders in further actions with respect to ZTO Express, such as the transferring the shareholders’ respective equity interests in ZTO Express to our designee. In addition, if any third parties claim any interest in such shareholders’ equity interests in ZTO Express, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. For example, even though we have obtained spousal consents from spouses of our six key shareholders of ZTO Express, who collectively hold 73.8% of the equity interests in ZTO Express, we have not required spousal consents to be entered into by the rest of the shareholders of the VIE. With respect to those shareholders, we cannot assure you that our WFOE will be able to exercise or enforce its rights in full under our contractual arrangements in the event of a dispute between the shareholder and his or her spouse. If these or other disputes between the shareholders of the VIE and third parties were to impair our ability to direct the activities of ZTO Express, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of ZTO Express may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with ZTO Express to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law and the Overseas Listing Trial Measures.

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

The Overseas Listing Trial Measures was recently promulgated and became effective on March 31, 2023, under which PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. In addition, such issuers are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to conversion of listing status in overseas markets (such as switching from secondary listing to dual primary listing). There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. In addition, the CSRC requires the issuer to explain its contractual arrangements and requires the PRC legal counsel of the issuer to verify and explain relevant issues regarding the contractual arrangements pursuant to the Overseas Listing Trial Measures. Pursuant to the “Reply to the Reporter’s Question by the CSRC Responsible Officers” which was published on February 17, 2023, for the overseas listing of VIE-structured enterprises, the filing management will adhere to the principles of marketization and legalization, and strengthen regulatory coordination, and the CSRC will seek the opinions of relevant competent authorities, put the overseas listing of VIE-structured enterprises which meet the compliance requirements on file, and support the development and growth of enterprises using two markets and two resources. Though it does not prohibit the overseas listing of VIE-structured enterprises, the compliance requirements of VIE-structured enterprises were not explicitly listed or defined. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the CSRC regarding to the overseas listing of VIE-structured enterprises. If the CSRC deems that we have failed to meet the filing or reporting requirements or our contractual arrangements do not comply with current compliance requirements or future laws, administrative regulations or provisions, our corporate structure, business operations and future capital raising activities will be materially and adversely affected.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of ZTO Express in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by ZTO Express for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on ZTO Express for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the consolidated affiliated entities that are material to the operation of a certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with ZTO Express, the consolidated affiliated entities hold certain assets that are material to the operation of a certain portion of our business, including sorting hub premises and sorting equipment. If ZTO Express goes bankrupt and all or part of their assets become subject to liens or the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, ZTO Express may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If ZTO Express undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Furthermore, China’s GDP growth turned negative in the first quarter of 2020. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

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

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023, under which PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. In addition, such issuers are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to conversion of listing status in overseas markets (such as switching from secondary listing to dual primary listing). There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also stipulates that overseas offering and listing by domestic companies shall strictly abide by relevant laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates national security review (e.g., cybersecurity review), relevant national security review procedures shall be completed before the application for such offering and listing is submitted to competent overseas regulators and foreign stock exchanges. Therefore, we may incur significant time, costs and resources to comply with these newly implemented regulatory requirements under the Overseas Listing Trial Measures and face uncertainties as to such approvals, filings and reporting obligations.

We may be required to go through these approval, filing and reporting procedures with the CSRC and other regulatory authorities for our offshore offerings and future capital raising activities, including the cybersecurity review under the 2021 Measures and declaration of security assessment on data cross-border transfer under the Measures on Security Assessment of Cross-Border Data Transfer, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings and future capital raising activities, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay, restrict or prohibit our future capital raising activities, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

ZTO is a Cayman Islands holding company and may rely principally on dividends and other distributions on equity from its PRC subsidiaries for cash requirements, including for services of any debt it may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration, filing and/or reporting (as applicable) with relevant governmental authorities in China. According to the relevant PRC regulations on Foreign Investment Enterprises, or the FIEs, in China, capital contributions to our PRC subsidiaries shall go through registration, filing and/or reporting procedures (as applicable) at competent governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed (i) the difference between its registered capital and its total investment amount as approved by the MOFCOM or its local branches, or (ii) the specified upper limited calculated by using a risk-weight approach. Any medium-term or long-term loan to be provided by us to the VIE must be reviewed and registered with the National Development and Reform Commission, or the NDRC, and/or SAFE or its local branches (as applicable). We may not obtain such government approvals or complete such registration, filing and/or reporting (as applicable) on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, filing and/or reporting (as applicable), our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, took effect as of June 1, 2015 and was partially modified or repealed on June 9, 2016 and December 30, 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account thereafter, or SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, and providing loans to nonaffiliated enterprises except as permitted in the business scope. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. SAFE Circular 19, SAFE Circular 16 and other relevant rules and regulations may significantly limit our ability to transfer to and use in China any foreign currency, which may adversely affect our business, financial condition and results of operations.

PRC regulation of loans in foreign currencies by offshore holding companies to PRC entities may limit our ability to fund the operations of our consolidated variable interest entity.

Due to restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are unlikely to have our Cayman Islands holding company or other offshore entities extend loans to the VIE, a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIE by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in domestic express delivery services of mail. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including but not limited to SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans to the VIE. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to the VIE. We will assess the working capital requirements of the VIE on an ongoing basis and, if needed, may have our PRC subsidiaries use their capital from operating activities to provide financial support to the VIE.

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

Among other things, on August 8, 2006, the MOFCOM issued the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands; or (iv) certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on September 18, 2018, were triggered. In addition, the Interim Provisions on the Examination of Concentration of Business Operators promulgated by the SAMR, which became effective on December 1, 2020 and recently amended on March 24, 2022, further stipulates the detailed rules of declaration and examination of concentration of business operators. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and recently amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be declared to the MOFCOM before they can be completed. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If we fail to comply with the Anti-Monopoly Law and other relevant rules and provisions related to mergers and acquisitions in PRC, we may be subject to investigations, penalties and sanctions, including fines and termination of the mergers and acquisitions. Historically, certain subsidiaries commenced merger and acquisition transactions prior to filing a declaration. We made rectification for one of such subsidiaries and it has been subject to a fine of RMB300,000. It remains uncertain whether such other subsidiaries or us will be subject to investigations, penalties and sanctions by the relevant government authorities.

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

Furthermore, the interpretation and implementation of the foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the STA issued the Circular of the STA on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, as amended on November 8, 2013 and December 29, 2017 and partially invalid, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that ZTO Express (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax — Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that ZTO Express (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of ZTO Express (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZTO Express (Cayman) Inc. is treated as a PRC resident enterprise.

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

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” or HNTE, which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Zhongtongji Network Technology Co. Ltd., or Shanghai Zhongtongji Network, our wholly owned subsidiary, was recognized by relevant PRC government authorities as an HNTE, on November 12, 2020 and therefore became eligible for the preferential 15% enterprise income tax rate from November 12, 2020 to November 11, 2023 upon its filing with the relevant tax authority. We cannot assure you that Shanghai Zhongtongji Network will continue to qualify as an HNTE when it is subject to review in the future. Should Shanghai Zhongtongji Network lose this qualification for any reason, it will no longer enjoy the 15% preferential tax rate, and its applicable enterprise income tax rate may increase to 25%. If Shanghai Zhongtongji Network does not maintain its status as an HNTE, our financial condition and results of operation could be materially and adversely affected. In addition, four of our subsidiaries benefitted from the 15% preferential income tax rate by qualifying as enterprises under the Catalog of Encouraged Industries in the Western Region, or Catalog of Encouraged Industries, for the years ended December 31, 2020 and 2021, and three of our subsidiaries benefitted from the 15% preferential income tax rate by qualifying as enterprises under the Catalog of Encouraged Industries for the year ended December 31, 2022. The preferential income tax rate will expire in December 2030. Furthermore, Shanghai Zhongtongji Network applied for the Key Software Enterprise status in earlier 2020 and obtained the status from relevant PRC government authorities in September 2020. With this status, Shanghai Zhongtongji Network was entitled to a preferential tax rate of 10% for the fiscal year of 2019, which contributed to the decrease of income tax expense of RMB200.7 million for 2019 and was recognized in 2020. Shanghai Zhongtongji Network was not recognized as the Key Software Enterprise in 2021 and 2022. Shanghai Zhongtongji Network will apply for the Key Software Enterprise in 2023, however it remains uncertain whether Shanghai Zhongtongji Network will be eligible for the qualification in 2023 or in the future.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022.

As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

RISKS RELATED TO OUR SHARES AND ADSs

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

In November 2022, our board of directors approved a motion to pursue the voluntary conversion to dual-primary listing on the Hong Kong Stock Exchange (the “Primary Conversion”), and authorized our senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. In December 2022, we received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion. The effective date (the “Effective Date”) on which the Primary Conversion shall become effective is expected to be May 1, 2023. After the Primary Conversion, we will be dual primary listed on the Hong Kong Stock Exchange and New York Stock Exchange, and our Class A ordinary shares and ADSs will continue to be traded on both stock exchanges (as the case may be) and remain mutually fungible. The Primary Conversion is conditional upon and subject to, among other things, compliance with the Hong Kong Listing Rules and the obtaining of the necessary waivers from the Hong Kong Stock Exchange, and we cannot assure you that we can obtain the relevant waivers.

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the high and low closing prices of our ADSs on NYSE in 2022 were US$16.80 and US$31.60, respectively. Likewise, the high and low closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2022 were HK$131.90 and HK$246.00, respectively.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, on a poll holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Our ADSs represent underlying Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by The LMS Family Trust, with Mr. Meisong Lai as the settlor and Mr. Meisong Lai and his family members as beneficiaries, holds 206,100,000 Class B ordinary shares. Due to the disparate voting powers associated with our dual-class share structure, Mr. Meisong Lai holds 77.6% of the aggregate voting power of our company as of March 31, 2023. As a result of the dual-class share structure and the concentration of ownership, Mr. Meisong Lai has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and/or ADSs may view as beneficial.

As we are listed as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules (Secondary Listings of Qualifying Issuers) with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Hong Kong Listing Rules (Weighted Voting Rights) do not apply to us pursuant to Rule 8A.46 and our memorandum and articles of association differ from Chapter 8A in a number of ways. As a result, our memorandum and articles of association provide less shareholder protection and have fewer governance safeguards than if our company were subject to Chapter 8A in its entirety.

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

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or U.S. government enforcement actions.

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

As of March 31, 2023, our directors and officers collectively own an aggregate of 79.4% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares and ADSs. These actions may be taken even if they are opposed by our other shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class A ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

In 2016, we adopted the 2016 Share Incentive Plan for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In June 2016, we also established an employee shareholding platform to allow our employees in the PRC to receive share incentives. We account for shared-based compensation for these share incentive awards using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. We will incur additional share-based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers-2016 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Share Holding Platform.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We intend to retain most of our available funds and any future earnings to fund the development and growth of our business. On March 14, 2023, our board of directors approved a special dividend of US$0.37 per ADS or share for 2022, and will be paid to shareholders of record as of the close of business on April 6, 2023. Investors should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

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

Our memorandum and articles of association contain provisions that have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by our founder. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and/or ADSs may be materially and adversely affected.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not call a shareholders’ meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under our memorandum and articles of association, an annual general meeting shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for ADS holders’ instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for ADS holders’ instructions, the depositary may still vote in accordance with instructions given by ADS holders, but it is not required to do so. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying Class A ordinary shares represented by the ADSs unless they withdraw the Class A ordinary shares and become the registered holders of such Class A ordinary shares prior to the record date for the general meeting.

When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Class A ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. If we ask for ADS holders’ instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to the ADS holders. We have agreed to give the depositary at least 30 days’ prior notice of our shareholder meetings. Nevertheless, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their rights to vote and may have no legal remedy if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested.

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

We were named as a defendant in certain putative shareholder class action lawsuits in the United States, and we may be involved in more class action lawsuits in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs, notes or Class A ordinary shares.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and we do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares or on the notes and on the receipt of distributions on the ADSs or Class A ordinary shares (and certain constructive distributions on the notes) to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs, Class A ordinary shares, or the notes, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs, Class A ordinary shares, or the notes. For more information, see Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—United States Federal Income Tax Rules.

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

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The ad valorem stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.

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

As a result of these contractual arrangements, we are able to direct the activities of, and are the primary beneficiary of, ZTO Express. ZTO Express is therefore the consolidated affiliated entity, or the VIE, which generally refers to an entity in which we do not have any equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP because we have effective financial control over, and are the primary beneficiary of, that entity. We treat ZTO Express and its subsidiaries as the consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective in providing us with the ability to direct the operational activities as direct ownership.

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

In November 2018, we announced a new share repurchase program whereby we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. The term of the share repurchase plan was extended to June 30, 2021 as approved by our board in March 2020. In March 2021, the board of directors approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. In November 2022, the board of directors approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. As of March 31, 2023, we have purchased an aggregate of 36,560,249 ADSs at a weighted average purchase price of US$25.20 per ADS, including repurchase commissions.

On September 29, 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2057.” We raised from our listing in Hong Kong approximately HK$11.1 billion (US$1.4 billion) in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In September 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may require us to repurchase for cash all or part of 2027 Notes on September 2, 2025, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$36.48 per ADS and is subject to adjustment under the terms of the capped call transactions.

In November 2022, our board of directors approved a motion to pursue the Primary Conversion, and authorized our senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion. In December 2022, we received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion. The Effective Date on which the Primary Conversion shall become effective is expected to be May 1, 2023. After the Primary Conversion, we will be a dual primary listed company on the Hong Kong Stock Exchange and NYSE, and our Class A ordinary shares and ADSs will continue to be traded on both stock exchanges (as the case may be) and remain mutually fungible. The Primary Conversion is conditional upon and subject to, among other things, the compliance with the Hong Kong Listing Rules, and the obtaining of the necessary waivers from the Hong Kong Stock Exchange, and we cannot assure you that we can obtain the relevant waivers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—We adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.”

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

We have developed an extensive and reliable delivery network in China. As of December 31, 2022, our network infrastructure consists of 98 sorting hubs with 458 automation lines, over 3,750 line-haul routes serviced by over 11,000 self-owned line-haul vehicles, and approximate 5,900 direct network partners operating over 31,000 pickup/delivery outlets and over 80,000 last-mile posts. Our network covers over 99% of cities and counties in China.

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
● Alternative Address Pick-up & Delivery
● Proof-of-delivery Collection
● Parcel Interception Service
● Reverse Logistics
● Others
	Regional	● Hong Kong/Taiwan Door-to-Door Express Service
International Express	Cross-border	● International express services to key overseas markets in cooperation with business partners
(1)	Alternative Address Pick-up & Delivery service enables the sender to change the pick-up and destination address. Proof-of-delivery Collection service is a kind of service where we collect the receipt signed by the recipient upon successfully delivering a parcel and send it to the sender. Parcel Interception Service allows senders to intercept and redirect a parcel before it is scheduled for delivery or delivered to its destination. As to Reverse Logistics service, the senders, such as the merchants on e-commerce platforms, may entrust us to pick up goods from the designated addresses, such as consumer’s home and retail stores, and deliver the goods to the designated addresses, such as factories and warehouses.

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
中通快递
ZTO EXPRESS
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

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network we operate. Each sorting hub collects parcels from outlets within its coverage area, sorts parcels according to their destination and dispatches them to the appropriate destination sorting hub. As of December 31, 2022, we operated 87 sorting hubs and our business partners operated 11 sorting hubs.

The sorting hubs operated by our business partners are located in remote areas in China and we work closely with independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

65 of the sorting hubs operated by us are located on premises we own, for 36 of which we also lease additional areas, and 22 of the sorting hubs operated by us are located on leased premises. We plan to make long-term investments in land and facilities on self-owned premises to support the stability of our operations. From time to time, we also provide temporary warehousing services to certain key account customers to store their products close to their target demographics.

We have continuously adopted new technology solutions in automation hardware and software to enhance the efficiency of our operations. For example, we adopted telescopic conveyor belts for loading and unloading trucks in 2015, as well as fully integrated dynamic-weighing machines capable of measuring the dimensions and weight of parcels simultaneously at a high speed without having to stop the flow of packages. In addition, we work with technology companies and academic institutions to customize and upgrade existing design concepts. For example, we successfully collaborated with the Chinese Academy of Sciences in the Academy’s development of several variations of automated sorting equipment since 2015. We have also developed and continuously re-engineered sophisticated software (including data-enabled algorithm, real-time analytics and recalibration) to support high-speed sorting in order to ensure fast and reliable package data capturing and dispatch, and to reduce sorting errors and costs of re-work. In particular, we utilize an image-based learning algorithm in our safety inspection of packages to recognize prohibited illegal items during our inspection process and to reduce human error. The number and capacity of our automated sorting lines increased substantially from eight in 2016 (all of which were for small parcels) to 458 in 2022 (206 of which were for large parcels and the remaining 252 were for small parcels).

Line-haul transportation network

We connect our sorting hubs with approximately 3,750 well-planned line-haul routes. Our line-haul transportation network is serviced primarily by (i) our own fleet, and (ii) certain independent third-party vehicles. We control the route planning and vehicle dispatch of our entire line-haul transportation network.

As of December 31, 2022, our own fleet consisted of over 11,000 trucks, of which approximately 9,700 are high capacity 15 to 17-meter-long trailer models. We also contract other independent third-party transportation companies to fulfil additional capacity needs, most of which are single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition, reliability and other comprehensive criteria of the bidders to select only suitable providers.

In order to further improve our operating efficiencies as volume increases, we have systematically increased the proportion of high capacity 15- to 17-meter-long trailer models within our fleet from 39% in 2016 to 72% in 2019 and further to 88% in 2022 to optimize unit output and reduce cost. Moreover, we have established a systematic data and technology driven program to optimize trailer designs to reduce costs as well as enable digital tracking for real-time analytics of our vehicles. Further, we also helped develop improved vehicle parts and patented trailer designs. For example, our proprietary patented design of curved aluminum trailer is not only lighter but also more aerodynamic compared with traditional square-shaped steel containers. The higher capacity of these trailers (145m3 rather than 127m3) and lighter weight (6,700kg/ea rather than 9,000kg/ea) contributes to the increased fuel economy of our trailers and further contributes to the reduction in transportation cost. This allows us to better manage our moving assets by assessing real-time operating conditions such as vehicle speed and estimated fuel consumption and estimating normal wear and tear in order to schedule proper maintenance intervals.

We assess incoming volume (including maximum stress level) and simulated route planning (including road conditions) to inform our choice between deploying our own line-haul resources or supplementing capacity with third-party transportation services. We combine the programming interface of third-party map applications with our big data of parcel traffic and volume to feed our intelligent service routing algorithm to model the rate and direction of parcel flow, dynamically predict future capacity demands, and make adjustments in allocation of personnel and transport resources. Hence, we are able to reduce inefficiency in parcel handling, increase fleet load rates and achieve optimal transportation time and costs.

Pickup and delivery outlets and last-mile posts

The pickup and delivery outlets are all operated by our network partners and are not owned by us. Our network partners primarily provide pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders originating within that area. Our network partners also generally arrange the transportation between pickup/delivery outlets and our sorting hubs. As of December 31, 2022, our network had over 31,000 pickup and delivery outlets nationwide, covering over 99% of China’s cities and counties.

We have encouraged our network partners to invest early and secure physical presence with last-mile capabilities and consumer access by establishing last-mile posts. We currently have over 80,000 last mile posts across China. A last mile post is on average a 35-60 square meter space located near residential areas or office buildings or on university campuses where the couriers can leave delivery packages for recipients to pick up instead of delivering in person. A last mile post can be multifunctional and serve different purposes including receiving outgoing packages, collecting fees from couriers who leave packages for pickup (including processing packages left by competitors’ couriers) and realizing retail profit, thereby achieving greater overall labor and facility costs efficiencies.

Our Network Partner Model

Our network partners own and operate the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

中通快递
ZTO EXPRESS
Direct Service Contract
Direct Settlement
Direct Investment / Ownership
Direct Network Partners
Direct Service Contract
Direct Settlement
Indirect Network Partners
Direct Investment / Ownership
Direct Investment / Ownership
Sorting Hubs
Sorting Hubs
Pickup and Delivery Outlets
Pickup and Delivery Outlets

As of December 31, 2022, we had approximately 5,900 network partners with whom we have directly entered into agreements prescribing the terms and conditions of their operations of pickup and delivery outlets under our brand. We refer to such network partners as our direct network partners. These agreements with direct network partners are generally for a term of three years and each direct network partner may elect to negotiate with us for renewal of the agreement upon expiration if it wishes to remain in our network. Our network partners pay us network transit fees for the express delivery services we provide to them. The network transit fees that we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the terms of the agreements. A direct network partner is also required to place a deposit with us as a performance guarantee. We have authorized our direct network partners to conduct their express delivery business exclusively under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

Our Zhongtian system provides the technological infrastructure for the management of our network partners. The Zhongtian system consists of our operational management system, network management system, settlement system, finance system and other integrated systems and mobile apps connecting our network partners. In particular, our Zhongtian system tracks each delivery order and calculates the network transit fees payable to us, and the last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners. Starting from May 2018, we use Alipay, in addition to bank cards, to handle the settlement of payments from our network partners to us and among our direct network partners. All of our direct network partners may use Alipay accounts or bank cards through our Zhongtian system to settle network transit fees, waybill fees or last-mile delivery fees with us. We require direct network partners to make prepayments from their respective Zhongtian accounts to our ZTO Alipay account or bank account through our Zhongtian system. Our direct network partners’ Zhongtian accounts reflect the prepayment balance, which will be debited upon each settlement of payment. The prepaid amount is used to settle network transit fees and waybill fees from our network partners to us and settle last-mile delivery fee from us to direct network partners.

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

If a direct network partner continuously fails to meet applicable performance targets set by us, we may unilaterally terminate our agreement with such direct network partner, which has only occurred in isolated cases historically. In those cases, we would introduce qualified buyers vetted by us or, in the cases where the exiting direct network partner has already identified a buyer itself, we would review the buyer’s credentials and decide whether to accept or reject it. In the case of voluntary departure by a direct network partner, it may choose to sell the outlet operating business to a buyer, where the foregoing review process would also apply. Moreover, under the agreement with us, the network partner may provide a three-month notice of termination and the agreement would be terminated upon mutual agreement between the parties. A network partner who discontinues cooperation with us may join a third-party express delivery network.

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

We had a financing receivables balance of RMB2,462.5 million, RMB2,524.4 million and RMB2,247.1 million (US$325.8 million) as of December 31, 2020, 2021 and 2022. No material default occurred as of December 31, 2022.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2022, we owned over 200 computer software copyrights in China for various aspects of our operations, maintained over 600 trademark registrations and over 200 patents inside China. As of December 31, 2022, we had registered nine domain names, including zto.cn, among others.

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

Competition

The express delivery industry in China is fragmented and we compete primarily with leading domestic express delivery companies including YTO Express, STO Express, Yunda Express, J&T Express, SF Express, JD Logistics and the express delivery services provided by China Post such as EMS. We also face competition from emerging players in our industry or existing players in adjacent markets who may choose to leverage their existing infrastructure and expand their services into express delivery. We believe that our core value framework, superior scale, distinct partner network, best-in-class operational capabilities and cost efficiencies provide us with a competitive advantage. Entry into the express delivery industry requires significant initial investment into network construction and partner attraction. However, certain more established e-commerce companies may establish or further improve their proprietary delivery infrastructure and compete with us. Furthermore, as we look to offer additional products and services and expand our customer base, we may face competition from established players in new sectors we may choose to enter.

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

Branding and Marketing

We strive to enhance our brand awareness through the provision of high-quality services and marketing initiatives. We were awarded as one of the Top 50 Chinese Logistics Companies in 2020 and 2022, respectively, by China Association of Logistics and Networks and as one of China’s Top 500 Private Enterprises (ranked 210) in 2022 by National Federation of Industry and Commerce. We were also awarded the 2022 China Federation of Logistics and Purchasing Science and Technology Award. We were awarded as one of National Civilized Units in Transportation Industry by the PRC Ministry of Transportation for the year of 2020. We were also awarded as Advanced Group in Express Delivery Industry to Fight the COVID-19 Epidemic and 2020 Express Industry Special Donation Contribution Award for Poverty Alleviation by China Express Association. We were awarded as one of 2019-2020 Municipal Civilized Units by the Shanghai Municipal People’s Government. We won the China Express Golden Parcels Contribution Award for Ten Years in 2020, the 2019 China Express Volume and Quality Double Upgrade Award and 2019 China Express Social Responsibility Award. We won the Data Service Award at the 9th China Big Data Application Golden Bell Award in 2019 for our intelligent customer service products and systems. Mr. Meisong Lai, our chairman, was awarded the Ram Charan Management Practice Award in 2019 by the Chinese edition of Harvard Business Review, recognizing excellent management practices. We were awarded as one of the 2019 Shanghai Top 100 Enterprises (ranked 61). Shanghai Zhongtongji Network won the Third Prize of Science and Technology Progress Award of China Federation of Logistics and Purchasing in 2020 and was awarded as one of Shanghai’s Top 100 Enterprises in the Software and Information Technology Service Industry in 2019. In 2018, we were awarded as one of the National Advanced Logistics Enterprises and China’s Top 100 Logistics Enterprises at the Commendation Congress of Advanced Logistics Enterprises. We were awarded as one of AAAAA logistics companies by China Federation of Logistics & Purchasing in August 2017.

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

Environmental Sustainability. We have established a dedicated team to lead the formulation, implementation and supervision of environmental protection measures throughout our network. To reduce the negative impact of packaging consumables on the environment, we continue to promote the use of green and recyclable packaging and biodegradable packaging. We also take the initiatives to recycle packaging materials, and guide end consumers to reuse packaging cartons. Moreover, we have been committed to reducing the harmful impact of transportation on environment. Each of our line-haul vehicles is equipped with positioning equipment to monitor if there is any abnormality in the transportation process together with GIS (Geographic Information System) to help plan proper transportation routes. We have also used high-capacity trailers in order to improve energy efficiency and reduce pollutant emissions. Meanwhile, we encourage our network partners to use eco-friendly transportation vehicles such as new-energy vehicles and battery-powered cars for pickup and delivery. Furthermore, we vigorously promote the use of energy-saving and environmentally friendly equipment in our operation, including sorting, transportation and delivery.

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

COVID-19 outbreak relief. Since the COVID-19 outbreak, we have done our utmost to help people in heavily affected regions in China. At the beginning of the outbreak, we immediately set up an emergency response leading group and a frontline command and control group to fully coordinate land and air transportation resources and provide support for epidemic prevention and control across the country. By the end of March 2020, we had delivered more than 700 tons of medical and rescue supplies to Hubei Province, including masks, protective clothing, disinfectants, medical gloves, livelihood support materials, etc. Meanwhile, we take the health and safety of our employees as our top priority. We provided all of our frontline employees with masks and other protective equipment immediately after the outbreak. We also set up a dedicated fund of RMB100 million for COVID-19 epidemic prevention and control to help frontline workers after resumption of business.

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

We do not purchase insurance for items delivered by us. Instead, some of our end customers may opt for damage or loss coverage in connection with our priority handling services, in which cases we will remit the insurance portion of their payments to third party insurance providers. We do not maintain business interruption insurance; nor do we maintain product liability insurance or key-man insurance. We consider that the coverage from the insurance policies maintained by us is adequate for our present operations and is in line with the industry norm. Our management evaluates the adequacy of our insurance coverage from time to time and purchase additional insurance policies as needed.

Regulation

This Section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating To Foreign Investment

Industry Catalogue Relating to Foreign Investment.

The MOFCOM and the NDRC jointly promulgated the Negative List for Foreign Investment Access, or the Negative List, on December 27, 2021, which became effective on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Edition), or the Catalogue, on October 26, 2022, which became effective on January 1, 2023. The Catalogue and the Negative List set forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the Negative List, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through the consolidated affiliated entities in China.

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

According to the FIL, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China. Although the FIL does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law and the Overseas Listing Trial Measures.”

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

Pursuant to the Measures for Information Reporting on Foreign Investment, promulgated by the MOFCOM and the State Administration for Market Regulation, or the SAMR, and became effective on January 1, 2020, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign investment enterprise shall submit the investment information to the competent commerce department. The Implementation Regulation for the FIL, promulgated by the State Council and became effective on January 1, 2020, provides that foreign investment enterprises established in accordance with the PRC Equity Joint Venture Law, the PRC Wholly Foreign-owned Enterprise Law, and the PRC Cooperative Joint Venture Law prior to implementation of the FIL shall, within the five-year period following the implementation of the FIL, adjust their organization form, organization structure pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and related laws, and complete change registration in accordance with the law. With effect from January 1, 2025, where an existing foreign investment enterprise has not adjusted its organization form or organization structure and complete the change registration in accordance with the law, the market regulatory authorities shall not process the application(s) for any other registration matter(s) of the said foreign investment enterprise, and shall publicly announce the relevant information.

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

Regulations Relating To Road Transportation Operation Permit

Pursuant to the Regulations on Road Transportation promulgated by the State Council on April 30, 2004 and most recently amended on March 29, 2022, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport on June 16, 2005 and most recently amended on September 26, 2022, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of hazardous cargos. Special road freight transportation refers to freight transportation using special vehicles with containers, refrigeration equipment, or tank containers, etc. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation must obtain a Road Transportation Operation Permit from the competent authority of transportation, and each vehicle used for road freight transportation must have a Road Transportation Certificate from the same authority. Furthermore, anyone engaging in the business of operating stations (sites) shall complete filing with the competent authority of transportation no later than 15 days after the actual operation. The incorporation of a subsidiary of road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If it intends to establish a branch, it should file with the competent authority of transportation where the branch is to be established.

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

In 2022, ZTO Express and seven of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and 22 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to the business operation of us or our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

On August 4, 2020, Ministry of Transport promulgated the Provisions on the Administration of Business Licensing for General Aviation which became effective on January 1, 2021, which provides that General Aviation Business License shall be obtained for the use of general aviation aircraft, including civil unmanned aerial vehicle, for commercial flight activities. General aviation enterprise shall submit the annual report of the previous year to the regional civil aviation administration of their domicile through the general aviation management system before March 31 of each year, in the event failing to submit the annual report of the previous year within the specified time, or the content of the annual report does not meet the requirements, such general aviation enterprise may be ordered to rectify within a specified time and be imposed a fine up to RMB30,000 if such general aviation enterprises refuse to rectify. According to the General Aviation Business Licensing Work Guide (Second Edition), enterprise that has obtained the Civil Unmanned Aerial Vehicle Business License on or before December 31, 2020 does not need to apply for a new version of the General Aviation Business License and the Civil Unmanned Aerial Vehicle Business License continue to be valid until the new version of the electronic license of the General Aviation Business License is launched. Two subsidiaries of ZTO Express have already obtained the General Aviation Business License. According to the General Aviation Business Licensing Work Guide (Second Edition), the initial Civil Unmanned Aerial Vehicle Business License lapsed after the enterprise obtained the General Aviation Business License.

Regulations Relating To Commercial Franchising

Pursuant to the Regulations and Provisions on Commercial Franchising, commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees to the franchisor according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. Under the Regulations and Provisions on Commercial Franchising, within 15 days of the first conclusion of franchising contract, the franchisor must carry out record-filing with the MOFCOM or its local counterparts and must report the status of its franchising contracts in the previous year in the first quarter of each year after record-filing. The MOFCOM announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these Regulations and Provisions on Commercial Franchising, the MOFCOM or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. The Regulations and Provisions on Commercial Franchising also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation contracts with its direct network partners. If we are deemed as a franchisor who fails to comply with the stipulations of filing with the competent commerce authority, we may be imposed a fine ranging from RMB10,000 to RMB100,000. As of December 31, 2022, we have not made any filings with local counterparts of the MOFCOM or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Our failure to comply with regulations on commercial franchising may result in penalties to us.”

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

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau on March 26, 2014, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations and liabilities for violation thereof. Where express delivery companies are entrusted by operators engaging in online shopping, TV shopping, mail-order and other businesses to provide express delivery services, such express delivery companies must enter into agreements with the said principals agreeing upon provisions safeguarding the security of information of users of express delivery services. Courier companies operating through franchise are further required to formulate provisions on the security of information of users of express delivery services in franchising contracts and clarify the security responsibilities between franchisor and franchisee. A courier company and its employees causing damages to the users of express delivery services by divulging the users’ information is expected to bear compensation liabilities. If a courier company is found to unlawfully furnish the information of users of express delivery services, the company and its employees are subject to administrative liabilities or even criminal penalties. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect on September 1, 2014. The Postal Users Complaints Settling Center implements the regime of mediation to handle the complaints from users on the quality of the express delivery services. According to the Interim Regulations on Express Delivery, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local postal administrations. If we fail to comply with such requirement, we may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revoke of its Courier Service Operation Permit. We believe we are currently in compliance with the above provisions or measures with regard to the security of personal information in all material aspects.

Regulations Relating To Cybersecurity, Privacy, Data Protection And Information Security

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires network service providers to take measures to ensure confidentiality of information of users. On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. On August 29, 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the PRC Criminal Law, which became effective on November 1, 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information incompliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The PRC Civil Code, or the Civil Code, promulgated on May 28, 2020 and became effective on January 1, 2021, also provides specific provisions regarding the protection of personal information.

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

The 2021 Measures took effect on February 15, 2022, and has replaced the 2020 Measures and further restated and expanded the applicable scope of the cybersecurity review. Pursuant to the 2021 Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review under 2021 Measures if their activities affect or may affect national security. The 2021 Measures further stipulate that network platform operators holding over one million users’ personal information shall declare to the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Regulations on the Network Data Security Management, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. The Measures on Security Assessment of Cross-border Data Transfer shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. Pursuant to such measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses. The 2021 Measures required that, among others, network platform operators holding over one million users’ personal information shall declare to the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On December 24, 2021, the CSRC issued the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations, which had a comment period that expired on January 23, 2022. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which stipulates that overseas offering and listing by domestic companies shall strictly abide by relevant laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates national security review (e.g., cybersecurity review), relevant national security review procedures shall be completed before the application for such offering and listing is submitted to competent overseas regulators and foreign stock exchanges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and app stores to clearly mark and recommend those certified apps. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including: (i) failure to publish rules on the collection and usage of personal information, (ii) failure to expressly state the purpose, manner and scope of the collection and usage of personal information, (iii) collecting and using personal information without obtaining consents from users, (iv) collecting personal information irrelevant to the services provided, in violation of the necessary principle, (v) providing personal information to other parties without obtaining consent and (vi) failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. On March 12, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, to further provide guidance over personal information security and privacy protection.

In addition to the regulations above, Apps are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (Revised in 2022), or the APP Provisions, promulgated by the CAC, last amended on June 14, 2022 and became effective on August 1, 2022. The APP Provisions set forth the relevant requirements on the app information service and the app distribution service. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local app information content respectively. According to the APP Provisions, app providers shall strictly fulfill their responsibilities of information security management, and perform the duties including but not limited to: (i) conduct real identity information authentication based on mobile phone numbers, ID numbers or unified social credit codes for users who apply for registration when app providers provide users with services such as information release, instant messaging, etc.; (ii) be responsible for the results of the presentation of information, shall not produce or disseminate illegal information, and shall consciously prevent and resist harmful information; (iii) not induce users to download apps by means of false advertisement, bundled downloads, or other acts, or via machine or manual click farming and comment control, or by using illegal and harmful information; (iv) immediately take remedial measures, promptly notify users and report to the relevant competent authorities in accordance with regulations when an app has risks such as security defects and vulnerabilities; (v) perform the obligation of ensuring data security, establish a sound whole-process data security management system, take technical measures to ensure data security and other security measures, strengthen risk monitoring, and shall not endanger national security or public interests, or damage the legitimate rights and interests of others when carrying out app data processing activities; and (vi) formulate and disclose management rules, and sign service agreements with registered users to clarify the relevant rights and obligations of both parties. We are subject to the above provisions or measures relevant to app operation and believe that we are currently in compliance with the law in all material aspects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.”

Regulations Relating To Overseas Listing

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023.

The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that no overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. Furthermore, overseas offering and listing by domestic companies shall strictly abide by relevant laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates national security review (e.g., cybersecurity review), relevant national security review procedures shall be completed before the application for such offering and listing is submitted to competent overseas regulators and foreign stock exchanges. A domestic company that seeks to offer and list securities in overseas markets shall, as per requirement by competent authorities under the State Council, take such measures as timely rectification, commitment and divestiture of relevant business and assets, to eliminate or avert any impact on national security resulting from such overseas offering and listing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is also subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

On February 24, 2023, the CSRC, MOF, the National Administration of State Secret Protection and the National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Confidentiality Provisions, which became effective on March 31, 2023.

According to the Overseas Listing Confidentiality Provisions, PRC domestic companies that seek overseas offering and listing, and the securities companies and securities service providers that undertake relevant businesses shall institute a sound confidentiality and archives administration system and take necessary measures to fulfill confidentiality and archives administration obligations. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any entities or individuals that violate the Law of the People’s Republic of China on Guarding State Secrets, the Archives Law of the People’s Republic of China and other applicable laws and regulations in the process of overseas offering and listing shall be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

The Civil Code superseded the PRC Contract Law and became effective on January 1, 2021. According to the foregoing regulations, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

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

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development on December 4, 1992 with the amendment on January 26, 2011, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress on October 28, 2007 and became effective on January 1, 2008 with the latest amendment on April 23, 2019, the Measures for Administration of Permission for Commencement of Construction Works promulgated by the Ministry of Housing Construction and Urban-Rural Development with the latest amendment on March 30, 2021, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development with the latest amendment on October 19, 2009, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council on January 30, 2000 and most recently amended on April 23, 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized. We have not been fully in compliance with certain construction requirements under PRC laws and regulations, such as commencing construction projects before obtaining the requisite permits and putting the constructions into use before passing the requisite inspection and acceptance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

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

Copyright. Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law and its implementation rules and the Regulations on the Protection of Computer Software. The PRC Copyright Law was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and was most recently amended on November 11, 2022. According to the PRC Copyright Law, the state copyright authority shall be responsible for the copyright administration nationwide, while the local copyright authority at or above the country level shall be responsible for copyright administration within its own administrative area. Copyright in China shall include personal rights and economic rights, including but not limited to the right of publication, the right of modification, the right of reproduction, the right of performance, etc. An author’s right of authorship, right of modification and right of protecting the integrity of the work shall continue in perpetuity. The Implementing Regulations of the PRC Copyright Law, promulgated by the State Council and recently amended on January 30, 2013, stipulates the detailed rules on the protection of various types of copyrights in China. The Regulations on the Protection of Computer Software, promulgated by the State Council and most recently amended on January 30, 2013, provides rules on copyrighted software. Under these regulations, the term of protection for copyrighted software is 50 years.

Patent Patents in China are principally protected under the PRC Patent Law, promulgated by the Standing Committee of the National People’s Congress and recently amended on October 17, 2020, and its implementation rules, promulgated by the State Council and recently amended on January 9, 2010. For the purposes of the PRC Patent Law, the protectable invention-creations refers to inventions, utility models and designs. The patent administrative department under the State Council (i.e. The National Intellectual Property Administration) is responsible for the administration of patent-related work nationwide, including examining and approving patent applications. The patent administrative departments of provinces, autonomous regions and municipalities are responsible for patent administration within their respective administrative areas. Inventions and utility models must meet three conditions: novelty, inventiveness and practical applicability. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Trademark The PRC Trademark Law, promulgated by the Standing Committee of the National People’s Congress and recently amended on April 23, 2019, and its implementation rules, promulgated by the State Council and recently amended on April 29, 2014 protect registered trademarks in China. The PRC Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout China. The trademark applied for registration shall have distinctive characteristics for identification, and shall not conflict with the prior legitimate rights of others. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration application for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination, the application for such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked.

Domain Name. Domain names in China are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT, on August 24, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, is responsible for the daily administration of CN domain names and Chinese domain names. The communication administrations of provinces, autonomous regions and municipalities shall supervise and administer domain name services within their respective administrative area. Our domain name registration is handled through domain name service agencies established under the relevant regulations, and we become domain name holders upon successful registration.

Regulations Relating To Employment

Pursuant to the PRC Labor Law, promulgated by National People’s Congress and most recently amended on December 29, 2018, and the PRC Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violation of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violation.

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

SAFE Circular 19 took effect as of June 1, 2015 and partially modified or repealed on June 9, 2016 and December 30, 2019. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is temporarily 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments.

On June 9, 2016, SAFE promulgated SAFE Circular 16. SAFE Circular 16 reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

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

Regulations Relating To PRC Mergers & Acquisitions

On August 8, 2006, the MOFCOM issued the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009, provided that the scenarios qualify as an acquisition of a domestic enterprise by a foreign investor. The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. According to the Measures for Reporting of Information on Foreign Investment, which was issued by the MOFCOM and the SAMR and took effect on January 1, 2020, to acquire the equity of a non-foreign-invested enterprise within the territory of China, a foreign investor shall submit the initial report through the enterprise registration system when it applies for the registration of changes to the acquired enterprise. The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and recently amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be declared to the MOFCOM before they can be completed. According to the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on September 18, 2018, where the concentration of business operators satisfies any of the following threshold, the business operators shall file a declaration to the anti-monopoly enforcement authority of the State Council in advance, otherwise, no concentration shall be carried out: (i) the total amount of the global turnover realized by all business operators participating in the concentration during the last fiscal year exceeds RMB10 billion with at least two business operators each achieving a turnover of more than RMB 400 million within China during the last fiscal year; (ii) the total amount of the turnover within China achieved by all business operators participating in the concentration during the last fiscal year exceeds RMB 2 billion with at least two business operators each achieving a turnover of more than RMB400 million within China during the last fiscal year. The Interim Provisions on the Examination of Concentration of Business Operators promulgated by the SAMR, which became effective on December 1, 2020 and recently amended on March 24, 2022, further stipulates the detailed rules of declaration and examination of concentration of business operators. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.” Currently, there remains uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations Relating To Anti-Unfair Competition Law and Anti-Monopoly Law

In accordance with the PRC Anti-Unfair Competition Law which was promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and recently amended on April 23, 2019, when carrying out production or business activities, business operators shall abide by the principles of voluntariness, equality, fairness, honesty and credibility, and abide by laws and recognized business ethics. Pursuant to the PRC Anti-Unfair Competition Law, business operators may not engage in improper activities to undermine their competitors, including but not limited to, causing market obfuscation, commercial bribery, misleading or false publicity, infringing upon trade secrets, improper prize-attached sale activities, defamation of goodwill and internet unfair competition. Failure to comply with such regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities. When the legitimate rights and interests of a business operator are damaged by unfair competition, it may file a lawsuit in the People’s Court. If the damage suffered by the business operator is difficult to assess, the amount of damages shall be the profit obtained by the infringer through the infringement. The infringer shall also bear all reasonable expenses paid by the infringed business operator to stop the infringement. In contrast, if a business operator violates the provisions of the PRC Anti-Unfair Competition Law, engages in unfair competition and causes damage to another business operator, it shall be liable for damages.

The Anti-Monopoly Law was promulgated by the Standing Committee of the National People’s Congress, which took effect on August 1, 2008 and most recently amended and took effect on August 1, 2022. The Anti-Monopoly Law prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition and other anti-competitive activities. The Anti-Monopoly Law provides, among others, that business operators shall not use data, algorithms, technology, capital advantages and platform rules to exclude or limit competition, and also requires relevant government authorities to strengthen the examination of concentration of undertakings in areas related to national welfare and people’s well-being. On February 7, 2021, the Anti-Monopoly Guidelines published by the Anti-Monopoly Committee of the State Council has been operating as a compliance guidance under the existing anti-monopoly laws and regulations for operators of the internet platform economy. The Anti-Monopoly Guidelines specified the circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities.

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

Regulations Relating To Foreign Debts

The foreign debt in PRC is regulated by various laws and regulations, including the Interim Provisions on the Management of Foreign Debts promulgated by the NDRC, the MOF and SAFE on January 8, 2003 and recently amended on July 26, 2022, the Statistical Monitoring of Foreign Debts Tentative Provisions promulgated by SAFE on August 27, 1987 and recently amended on November 29, 2020 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and recently amended on June 9, 2016, a shareholder loan in the form of foreign debt made to a PRC subsidiary shall be registered by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to the Interim Provisions on the Management of Foreign Debts, the sum of the accumulated amount of medium and long-term foreign debts and the balance of short-term foreign debts borrowed by a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise. On January 5, 2023, the NDRC issued Administrative Measures for Review and Registration of Medium-term and Long-term Foreign Debts of Enterprises, requiring enterprises that borrowing debts with a maturity of more than one year from overseas by domestic companies and overseas companies or branches controlled by domestic companies to apply for foreign debt review and registration, to report and release relevant information, to optimize the use of foreign debts, to manage risks in an effective manner, and to cooperate with supervision and inspection. Before borrowing foreign debt, an enterprise shall obtain the Certificate of Review and Registration of Enterprise Borrowing Foreign Debt, or the Certificate of Review and Registration, and complete the review and registration procedures. No borrowing of foreign debts shall be allowed without review and registration. Further, an enterprise shall, within ten business days after borrowing each foreign debt, report the information to the review and registration authority via the network system; and report the corresponding information about the foreign debt borrowed within ten business days after the expiration of Certificate of Review and Registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Under the EIT Law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the FIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

According to STA Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the criteria specified in STA Circular 82 are met. In addition, the STA issued the Bulletin of the STA on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) on July 27, 2011 and amended on June 15, 2018 by the Announcement of the STA on Revising Certain Taxation Normative Documents, providing more guidance on the implementation of STA Circular 82. According to the Bulletin of the STA on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions, or STA Bulletin 9, issued by the STA on January 29, 2014, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under STA Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

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

Under STA Public Notice 7, issued by the STA on February 3, 2015, and was recently amended on December 29, 2017, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. According to STA Announcement 37, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the PRC for Enterprise Income Tax. There is uncertainty as to the implementation details of STA Public Notice 7 and STA Announcement 37. If STA Public Notice 7 or STA Announcement 37 was determined to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with STA Public Notice 7 and STA Announcement 37 or to establish that the relevant transactions should not be taxed under STA Public Notice 7 or STA Announcement 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Under the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, or Circular 58 and the Bulletin of the STA on Issues of Enterprise Income Tax Concerning In-depth Implementation of Western Region Development Strategy promulgated on April 6, 2012, or Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in one of the industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. The STA promulgated the Announcement of the State Taxation Administration on Enterprise Income Tax Issues concerning the Implementation of the Catalog of Encouraged Industries in the Western Region thereafter, and from October 1, 2014, the payment of enterprise income tax at the reduced tax rate of 15% shall cease to apply to enterprises that have enjoyed policies for preferential treatment of enterprise income tax under Circular 12 if their primary businesses no longer fall within the “encouraged” category of Catalog of Encouraged Industries in the Western Region. Afterwards, the STA abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under Circular 12. The MOF, the STA and the NDRC promulgated the Announcement on Continuation of the Enterprise Income Tax Policy for the Western Region Development, or Circular 23, from January 1, 2021 to December 31, 2030, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and primary business revenue of which accounts for more than 60% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Circular 23 came into force as from January 1, 2021 and the policy on enterprise income tax in Circular 58 shall cease to be implemented with effect from the same day.

In order to encourage the development of the enterprises in software industry, the STA, the MOF, the NDRC and the MIIT issued the Circular on Issues Concerning Preferential Policies on Enterprise Income Tax for Software and Integrated Circuit Industries on May 4, 2016 and the Announcement on Enterprise Income Tax Policies for Promoting High Quality Development of Integrated Circuit Industry and Software Industry on December 11, 2020, which specifies the criteria and procedures for the qualification and certification of the Key Software Enterprise. The Key Software Enterprises encouraged by the State are entitled to be exempted from enterprise income tax from the first to the fifth year from the profit-making year and be subject to enterprise income tax at a reduced tax rate of 10% for subsequent years.

PRC Value-Added Tax

Pursuant to the PRC Interim Value-Added Tax Regulations promulgated by the State Council and its implementation rules promulgated by the MOF, subject to applicable exceptions, taxpayers selling goods, providing labor services of processing, repairs or maintenance, or selling services, intangible assets or real property in China, or importing goods to China shall pay VAT. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

Pursuant to the Pilot Proposals for the Collection of Value-Added Tax in Lieu of Business Tax, starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, levying a 11% VAT on revenue generated from transportation services in lieu of the business tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued afterwards, or Circular 36, business tax shall be completely replaced by the VAT from May 1, 2016 and the VAT rate applicable to VAT taxpayers ranges from 6% to 17% (which has been reduced to 13% after April 1, 2019 pursuant to Circular 39). Pursuant to Circular of Taxation on Adjusting Value-added Tax Rates, or Circular 32, issued by the MOF and STA, for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11%, such tax rates were adjusted to 16% and 10%, respectively. Further, pursuant to the Announcement on Policies for Deepening the VAT Reform issued by the MOF, or Circular 39, the STA and the General Administration of Customs on March 20, 2019, which came into force on April 1, 2019, for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively. Under Circular 39 and the Announcement on Relevant Value-added Tax Policies for Promoting the Relief and Development of Stranded Industries in Service Sector issued by the MOF and the STA on March 3, 2022, during the period from April 1, 2019 to December 31, 2022, certain qualified service industry taxpayers can enjoy an extra 10% for deduction of the tax payable, which is calculated based on the input VAT filed with the tax bureau. Under the Announcement on Clarifying the Value-added Tax Reduction and Exemption Policy for Small-scale VAT Taxpayers and Other Policies issued by the MOF and the STA on January 9, 2023, taxpayers in productive service industries are allowed to deduct the tax payable by 5% of the deductible input tax from January 1, 2023 to December 31, 2023. In addition, under Circular 39, qualifying taxpayers who meet certain requirements are eligible for the newly increased unutilized input VAT refund. The refund of newly increased unutilized input VAT for the current period shall be calculated as per the following formula: refundable amount of newly increased unutilized input VAT for the current period = newly increased unutilized input VAT x the input component ratio x 60%.

Pursuant to the Announcement to Further Step up the Application of End-of-Period Excess Input Value Added Tax Credit Refund Policies and the Announcement on Expanding the Scope of Industries Eligible for the Policy of Full Refund of Incremental VAT Credits, promulgated by the MOF and the STA respectively on March 21, 2022 and June 7, 2022, the end-of-period VAT credit refund policy shall be enhanced for “transport, warehousing and postal” and “residential services, repairs and other services” sectors. Under these announcements, monthly refund of newly added unutilized input VAT and one-off refund of existing unutilized input VAT may be granted to enterprises, whose VAT taxable sales derived from engaging in activities in the “transport warehousing and postal “and “residential services, repairs and other services” industries under the Industrial Classification of National Economic Activities account for more than 50% of their total VAT taxable sales amount.

Pursuant to the Announcement on the VAT Exemption Policy for Express Courier Services promulgated by the MOF and the STA on April 29, 2022, from May 1, 2022 to December 31, 2022, taxpayers are exempt from value-added tax on income derived from providing express collection and delivery services for essential daily necessities to residents. The specific scope of express collection and delivery services shall be implemented in accordance with the Notes on Sales Services, Intangible Assets and Real Estate (Cai Shui [2016] No. 36).

C.           Organizational Structure

For the chart illustrating our company’s organizational structure, see the outset of “Item 3. Key Information.”

The following is a summary of the currently effective contractual arrangements by and among Shanghai Zhongtongji Network, our wholly owned subsidiary, ZTO Express, the consolidated affiliated entity, and the shareholders of ZTO Express.

Agreements that enable us to direct the activities of ZTO Express

Voting Rights Proxy Agreement. On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network’s designated person, as their attorney-in-fact to exercise all applicable shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers who shall be appointed by shareholders; and (iv)exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above are premised on Shanghai Zhongtongji Network’s designated person being a PRC citizen and Shanghai Zhongtongji Network’s consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replaced designated person as their new attorney-in-fact under their power of attorney. Otherwise, the voting rights proxy agreement shall be binding on the legal assignees or heirs of all parties subject to relevant laws and regulations applicable at that time, and the authorization and appointment by the shareholders of ZTO Express’s shall not be revoked.

Equity Pledge Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an equity pledge agreement and this agreement shall be binding on the legal assignees or heirs of all parties subject to relevant laws and regulations applicable at that time. Pursuant to the equity pledge agreement, each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express’s performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement. If ZTO Express or its shareholders breach their contractual obligations under this agreement, Shanghai Zhongtongji Network, as pledgee, will have the right to dispose of the pledged equity interests in ZTO Express and priority in receiving the proceeds from such disposal. The shareholders of ZTO Express also agreed that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, subject to specified exceptions therein, Shanghai Zhongtongji Network has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges became effective in September 2015, which was when the pledge of equity interests contemplated in the equity pledge agreement were registered with the relevant administration for market regulation in accordance with the PRC Property Rights Law in force at that time, and will remain effective until ZTO Express and its shareholders have completed all of their obligations under the contractual arrangements or discharged all of their obligations under the contractual arrangements.

Exclusive Call Option Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an exclusive call option agreement. Pursuant to the exclusive call option agreement, each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in ZTO Express. The purchase price shall be the lower of (i)the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or (ii)the lowest price permitted by applicable PRC law. In addition, ZTO Express granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of ZTO Express’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Shanghai Zhongtongji Network, among other applicable issues, the shareholders of ZTO Express may not increase or decrease the registered capital, dispose or cause the management of ZTO Express to dispose of its material assets (other than those disposal during ordinary operation), terminate or cause the management of ZTO Express to terminate any material contract or enter into any contract that is in conflict with its existing material contracts, appoint or remove any directors, supervisors or other relevant management members, cause ZTO Express to distribute or announce to distribute dividends to the shareholders, amend its articles of association, provide any loans or guarantees to any third parties or acquire any loans or guarantees from any third parties, and shall guarantee the continuance of ZTO Express. The exclusive call option agreement will remain effective until all equity interests in ZTO Express held by its shareholders and all assets of ZTO Express are transferred or assigned to Shanghai Zhongtongji Network or its designated entity or person. The exclusive call option agreement shall be binding on the legal assignees or heirs of all parties subject to relevant laws and regulations applicable at that time.

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

Spousal Consents. Each of the spouses of six key shareholders of ZTO Express, namely Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, signed a spousal consent letter. These six key shareholders collectively hold 73.8% equity interest in ZTO Express. Under the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements. Each signing spouse has committed not to impose any adverse assertions upon the validity and existence of such contractual arrangement based on the existence or termination of the marital relationship with the relevant VIE shareholder or exert any impediment or adverse influence over the relevant VIE shareholder’s performance of any contractual arrangement.

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

In the opinion of Global Law Office, our PRC legal counsel:

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

However, our PRC legal counsel, Global Law Office, also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities or courts may take a view that is contrary to or otherwise different from the above opinion of Global Law Office, our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for operating our express delivery business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations and our corporate structure, business operations and future capital raising activities may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.           Property, Plant and Equipment

As of March 31, 2023, we had an aggregate gross floor area of approximately 8,838,089 square meters of self-operated sorting hubs, among which, approximately 6,665,553 square meters were used for sorting purposes. The lease terms of the buildings we leased from third parties ranged from one to 16 years. We had not obtained the title certificates of land use rights from the relevant authorities with respect to an aggregate gross land area of approximately 139,000 square meters of self-operated sorting hubs, and the title certificates with respect to 70 buildings.

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

Demand from China e-commerce industry for express delivery services

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

IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE

Substantially all of our revenues and workforce are concentrated in China. Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. We temporarily closed our branch offices, sorting hubs and service outlets from late January to mid-to late February 2020 due to the COVID-19 outbreak, which resulted in a decline of parcel volume in January and February 2020, as compared with the same period in 2019. The measures and timelines for business resumption varied across different localities in the PRC, and our branch offices, sorting hubs and service outlets closed and opened in accordance with measures adopted by their respective local government authorities. We also experienced a temporary labor shortage in January and February 2020 which has caused delays in our delivery services. We have taken measures to reduce the impact of the COVID-19 outbreak, including strictly implementing self-quarantine and disinfection measures at our headquarters, sorting hubs and service outlets in accordance with government issued protocols. Our headquarters, dozens of our sorting hubs and thousands of service outlets across the country suspended operation from time to time in 2022 due to COVID-19 resurgences caused by the Omicron variants since early March 2022, resulting in delays and stoppages of express delivery and a lower-than-expected parcel volume in 2022. However, we achieved parcel volume growth, profit increases and market share expansion in 2022 despite continued macroeconomic softness and COVID-19 related disruptions.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments, which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as the logistics services industry is dependent on the volume of domestic consumption and the availability of a stable labor force. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. As of December 31, 2022, we had cash and cash equivalents of RMB11,692.8 million (US$1,695.3 million) and short-term investments of RMB5,753.5 million (US$834.2 million). Our short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

Key Line Items and Specific Factors Affecting Our Results of Operations Revenues

Revenues

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Express delivery services	21,900,201	86.9	27,450,922	90.3	32,575,698	4,723,032	92.1
Freight forwarding services	1,862,689	7.4	1,529,601	5.0	1,212,677	175,822	3.4
Sale of accessories	1,133,712	4.5	1,231,283	4.0	1,384,674	200,759	3.9
Others	317,688	1.2	194,033	0.7	203,947	29,569	0.6
Total revenues	25,214,290	100.0	30,405,839	100.0	35,376,996	5,129,182	100.0

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 83.7%, 83.2% and 85.1% of our total express delivery services revenues in 2020, 2021 and 2022, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our express delivery services to such enterprise customers accounted for 16.3%, 16.8% and 14.9% of our total express delivery services revenues in 2020, 2021 and 2022, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 22,289 million in 2021 to 24,389 million in 2022. We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Line-haul transportation cost	8,697,081	34.5	11,487,810	37.8	12,480,170	1,809,454	35.3
Sorting hub cost	5,224,544	20.7	6,774,595	22.3	7,845,491	1,137,489	22.2
Freight forwarding cost	1,712,592	6.8	1,326,557	4.4	1,137,140	164,870	3.2
Cost of accessories sold	391,253	1.6	349,647	1.1	463,448	67,194	1.3
Other costs	3,351,714	13.3	3,877,853	12.7	4,411,472	639,604	12.4
Total cost of revenues	19,377,184	76.9	23,816,462	78.3	26,337,721	3,818,611	74.4

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by self-owned fleet, (iii) employee compensation and other benefits for drivers of self-owned fleet, (iv) air transportation cost and (v) depreciation and maintenance costs of self-owned fleet. Total line-haul transportation cost accounted for 34.5%, 37.8% and 35.3% of our revenues in 2020, 2021 and 2022, respectively. Since 2019, we increased usage of self-owned fleet with an increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved transportation cost efficiencies. Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 20.7%, 22.3% and 22.2% of our revenues 2020, 2021 and 2022, respectively.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 1.6%, 1.1% and 1.3% of our revenues in 2020, 2021 and 2022, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 34.5%, 28.4% and 33.5% in 2020, 2021 and 2022, respectively. The decrease from 2020 to 2021 was mainly due to the increased use of lower-cost single-sheet thermal waybill paper starting in the second half of 2019. The cost of accessories sold grew slower than the sale of accessories. The increase from 2021 to 2022 was primarily due to increased procurement costs for higher standardization and quality which helps enhance our brand image.

Other costs, which mainly include (i) information technology related cost, (ii) dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 13.3%, 12.7% and 12.4% of our revenues in 2020, 2021 and 2022, respectively.

To maintain competitive pricing and enhance profit per parcel, we must continue to control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high-capacity line-haul trucks to our self-owned fleet and a gradual shift to a direct shipping model by selected network partners, and labor costs can be contained through wider implementation of automated sorting equipment.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 6.6%, 6.2% and 5.9% of our revenues in 2020, 2021 and 2022, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB264.2 million, RMB248.0 million and RMB179.0 million (US$26.0 million) in 2020, 2021 and 2022, respectively, which accounted for 1.0%, 0.8% and 0.5% of our revenues in the corresponding periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives.

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentages)
Revenues	25,214,290	100.0	30,405,839	100.0	35,376,996	5,129,182	100.0
Cost of revenues	(19,377,184)	(76.9)	(23,816,462)	(78.3)	(26,337,721)	(3,818,611)	(74.4)
Gross profit	5,837,106	23.1	6,589,377	21.7	9,039,275	1,310,571	25.6
Operating income (expenses)(1)
Selling, general and administrative	(1,663,712)	(6.6)	(1,875,869)	(6.2)	(2,077,372)	(301,191)	(5.9)
Other operating income, net	580,973	2.3	789,503	2.6	774,578	112,303	2.2
Total operating expenses	(1,082,739)	(4.3)	(1,086,366)	(3.6)	(1,302,794)	(188,888)	(3.7)
Income from operations	4,754,367	18.8	5,503,011	18.1	7,736,481	1,121,683	21.9
Other income (expenses)
Interest income	442,697	1.8	363,890	1.2	503,722	73,033	1.4
Interest expense	(35,307)	(0.1)	(126,503)	(0.4)	(190,521)	(27,623)	(0.5)
(Loss) / gain from fair value changes of financial instruments	(877)	—	52,909	0.2	46,246	6,705	0.1
Gain on disposal of equity investees and subsidiary	1,086	—	2,357	—	69,598	10,091	0.2
Impairment of investment in equity investee	—	—	—	—	(26,328)	(3,817)	(0.1)
Foreign currency exchange (loss)/gain, before tax	(127,180)	(0.5)	(56,467)	(0.2)	147,254	21,350	0.4
Income before income tax, and share of loss in equity method investments	5,034,786	20.0	5,739,197	18.9	8,286,452	1,201,422	23.4
Income tax expense	(689,833)	(2.7)	(1,005,451)	(3.3)	(1,633,330)	(236,811)	(4.6)
Share of (loss)/gain in equity method investments	(18,507)	(0.1)	(32,419)	(0.1)	5,844	847	0.0
Net Income	4,326,446	17.2	4,701,327	15.5	6,658,966	965,458	18.8
Net loss/(income) attributable to noncontrolling interests	(14,233)	(0.1)	53,500	0.2	150,090	21,761	0.4
Net income attributable to ZTO Express (Cayman) Inc.	4,312,213	17.1	4,754,827	15.6	6,809,056	987,219	19.2
(1)

Our operating income (expenses) in 2020, 2021 and 2022 includes RMB264.2, RMB248.0 and RMB179.0 million (US$26.0 million), respectively, of share-based compensation expenses, accounting for 1.0%, 0.8% and 0.5% of our total revenues in the same periods, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 16.3% to RMB35.4 billion (US$5.1 billion) in 2022 from RMB30.4 billion in 2021. The increase was mainly driven by a 9.4% increase in parcel volume to 24,389 million in 2022 from 22,289 million in 2021 and an 8.1% increase in parcel unit price as a result of stabilized industry pricing, improved product mix, and an increase in our market share. Revenue from freight forwarding services decreased by 20.7% compared to 2021, mainly due to cross border e-commerce demand and pricing gradually returned to normal post COVID-19 recovery. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills printing, increased by 12.5% in line with parcel volume growth.

Cost of Revenues

Our total cost of revenues increased by 10.6% to RMB26.3 billion (US$3.8 billion) in 2022 from RMB23.8 billion in 2021. This increase primarily resulted from increases in line-haul transportation cost by 8.6% to RMB12.5 billion (US$1.8 billion), sorting hub operating cost by 15.8% to RMB7.8 billion (US$1.1 billion), other costs by 13.8% to RMB4.4 billion (US$0.6 billion), and cost of accessories sold by 32.5% to RMB 463.4 million (US$67.2 million)

Line-haul transportation cost. Our line-haul transportation cost was RMB12.5 billion (US$1.8 billion) in 2022, an increase from RMB11.5 billion in 2021. The line-haul transportation cost per parcel decreased RMB1.0 cent to RMB0.51. The decrease was primarily due to improved operating efficiency through increased usage of high-capacity vehicles and better route planning offset by the increase of diesel price.

Sorting hub cost. Our sorting hub cost increased by 15.8% to RMB7.8 billion (US$1.1 billion) in 2022 from RMB6.8 billion in 2021. The increase was mainly due to (i) an increase of RMB537.9 million (US$78.0 million) in labor-associated costs as a result of wage and headcount increases, and (ii) an increase of RMB344.1 million (US$49.9 million) in depreciation and amortization costs from increased number of installed automated sorting equipment and facilities. As of December 31, 2022, 458 sets of automated sorting equipment had been installed and put into operation. As parcel volume grew lower-than-expected due to the recurring pandemic, the sorting hub cost per parcel increased by 5.8% to RMB0.32.

Cost of accessories sold. Our cost of accessories sold increased by 32.5% to RMB463.4 million (US$67.2 million) in 2022 from RMB349.6 million in 2021.

Other costs. Other costs increased to RMB4,411.5 million (US$639.6 million) in 2022 from RMB3.9 billion in 2021, primarily due to (i) an increase of RMB260.8 million (US$37.8 million) in costs attributable to expanding last mile business, and (ii) an increase of RMB175.6 million (US$25.5 million) in information technology and related cost.

Gross Profit

Our gross profit increased by 37.2% to RMB9.0 billion (US$1.3 billion) in 2022 from RMB6.6 billion in 2021, primarily attributable to the combined effect of 9.4% parcel volume growth and 8.1% parcel unit price increase, offsetting 1.1% unit cost increase. The parcel volume growth resulted mainly from growth in China’s e-commerce market and an increase in our market share. Unit price per parcel increased because of stabilized industry price and improved product mix. On the other hand, our cost productivity decreased during the year primarily due to lower-than-expected volume growth triggered mainly by the recurring pandemic, resulting in underutilized labor, equipment and facilities resources. As a result, our gross profit margin increased to 25.6% in 2022 from 21.7% in 2021.

Operating Expenses

Our total operating expenses increased by 19.92% to RMB1,302.8 million (US$188.9 million) in 2022 from RMB1,086.4 million in 2021.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 10.7% to RMB2,077.4 million (US$301.2 million) in 2022 from RMB1,875.9 million in 2021. The increase was primarily due to an increase of RMB145.7 million (US$21.1 million) in compensation and benefit expenses.

Other operating income, net. We had a net other operating income of RMB774.6 million (US$112.3 million) in 2022, compared with RMB789.5 million in 2021. Other operating income mainly consisted of (i) government subsidies and tax rebate of RMB346.1 million (US$50.2 million), (ii) RMB273.4 million (US$39.6 million) of VAT super deduction, and (iii) RMB95.2 million (US$ 13.8 million) of rental income from self-owned facilities.

Other Income and Expenses

Interest income. Interest income increased to RMB503.7 million (US$73.0 million) in 2022 from RMB363.9 million in 2021, primarily due to the increased average daily balance of cash and interest-earning bank deposits.

Interest expense. Our interest expense increased to RMB190.5 million (US$27.6 million) in 2022 from RMB126.5 million in 2021, primarily due to increased short-term bank borrowings during 2022.

Foreign currency exchange gain. Our foreign currency exchange gain or loss increased from the loss of RMB56.5 million in 2021 to the gain of RMB147.3 million (US$21.4 million) in 2022, mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense was RMB1,633.3 million (US$236.8 million) in 2022, representing an increase of 62.4% from RMB1,005.5 million in 2021, mainly due to the increase in taxable income generated by local operating entities, taxed at the full 25% tax rate, partially offset by taxable income from one of the headquarter entities that enjoyed a 15% preferential rate for its High and New Technology Enterprises qualification. Our effective tax rate in 2022 was 19.7%, compared to 17.5% in 2021.

Net Income

Our net income increased to RMB6,659.0 million (US$965.5 million) in 2022 from RMB4.7 billion in 2021 primarily as a result of the foregoing.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

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

PRC

Under the EIT Law, our PRC subsidiaries and the consolidated affiliated entities are in principle subject to enterprise income tax at a statutory rate of 25%. Such 25% EIT rate applies to most of our subsidiaries and consolidated affiliated entities established in China. In 2022, some of our PRC subsidiaries, Shanghai Zhongtongji Network Technology Co., Ltd. and five of the consolidated affiliated entities located in the municipalities or provinces of Hainan, Guangdong, Sichuan, Guizhou and Shaanxi, benefit from preferential tax rates by either qualifying as HNTE or qualifying under the Western Regions Catalogue or qualifying as Key Software Enterprise under the EIT Law or qualifying under other tax benefits as follows.

●	In 2017, Shanghai Zhongtongji Network Technology Co., Ltd. applied for the qualification as HNTE, which were approved by the relevant government authority. Thus, it was entitled to a preferential EIT rate of 15% from 2017 to 2019. The renewed qualification of Shanghai Zhongtongji Network as an HNTE has been obtained on November 12, 2020, and Shanghai Zhongtongji Network continues to enjoy the preferential tax treatment for HNTE from November 12, 2020 to November 11, 2023.
●	Pursuant to Circular 58, Circular 12 and Circular 23 promulgated for the implementation of preferential tax policy in China’s western regions, companies located in applicable jurisdictions covered by the Western Regions Catalogue are eligible for a preferential income tax rate of 15% if their primary businesses fall within the “encouraged” category of the policy and the annual revenue from their primary business from January 1, 2011 to December 31, 2020 accounts for more than 70% or the revenue from their primary business from January 1, 2021 to December 31, 2030 accounts for more than 60% of the total enterprise revenue. See “Item 4. Information on the Company—B. Business Overview —Regulation—Regulations Relating to Tax—Enterprise Income Tax.” In 2022, three of the consolidated affiliated entities, located in the municipalities or provinces of Sichuan, Guizhou and Shaanxi, benefitted from the 15% preferential income tax rate as qualified enterprises within the Catalog of Encouraged Industries in the Western Region. The preferential income tax rate will expire as of December 31, 2030.
●	Shanghai Zhongtongji Network applied for the Key Software Enterprise status in earlier 2020. With this status, Shanghai Zhongtongji Network was entitled to a preferential tax rate of 10% for 2019. The approval was obtained in September 2020 from the in-charge authority. This factored the decrease of income tax expense of RMB200.7 million for the fiscal year 2019. This impact is recognized in the true up in 2020. Shanghai Zhongtongji Network was not recognized as the Key Software Enterprise in 2021 and 2022. It is uncertain that whether Shanghai Zhongtongji Network is still eligible for the qualification for 2023. Therefore, Shanghai Zhongtongji Network will not be entitled to a preferential tax rate of 10% for 2022 until Key Software Enterprise status is obtained in 2023. The impact will be recognized in the true up in 2023. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor directly holds at least 25% in the FIE, or 10%, if not.
●	According to the Circular on Preferential Enterprise Income Tax Policies for the Hainan Free Trade Port issued by the MOF and the STA on June 23, 2020, enterprise income tax is reduced to 15% for enterprises registered in Hainan Free Trade Port if their primary businesses fall within the “encouraged” category of the policy. According to the Circular of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City issued by the MOF and the STA on March 25, 2014, enterprise income tax is reduced to 15% for enterprises registered in Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City if their primary businesses fall within the “encouraged” category of the policy.

Under Circular 36, our PRC subsidiaries and the consolidated affiliated entities are subject to VAT, at a rate of 6% to 17% (which has been reduced to 13% after April 1, 2019 pursuant to Circular 39) on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Under Circular 32, which came into effect on May 1, 2018, for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11%, such tax rates shall be adjusted to 16% and 10%, respectively. Furthermore, pursuant to Circular 39, for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively. Under Circular 39 and the Announcement on Relevant Value-added Tax Policies for Promoting the Relief and Development of Stranded Industries in Service Sector issued by the MOF and the STA on March 3, 2022, during the period from April 1, 2019 to December 31, 2022, certain qualified service industry taxpayers can enjoy an extra 10% for deduction of the tax payable, which is calculated based on the input VAT filed with the tax bureau. Under the Announcement on Clarifying the Value-added Tax Reduction and Exemption Policy for Small-scale VAT Taxpayers and Other Policies issued by the MOF and the STA on January 9, 2023, taxpayers in productive service industries are allowed to deduct the tax payable by 5% of the deductible input tax from January 1, 2023 to December 31, 2023. In addition, under Circular 39, qualifying taxpayers who meet certain requirements are eligible for the newly increased unutilized input VAT refund. The refund of newly increased unutilized input VAT for the current period shall be calculated as per the following formula: refundable amount of newly increased unutilized input VAT for the current period = newly increased unutilized input VAT x the input component ratio x 60%.

Pursuant to the Announcement to Further Step up the Application of End-of-Period Excess Input Value-Added Tax Credit Refund Policies and the Announcement on Expanding the Scope of Industries Eligible for the Policy of Full Refund of Incremental VAT Credits, promulgated by the MOF and the STA respectively on March 21, 2022 and June 7, 2022, the end-of-period VAT credit refund policy shall be enhanced for “transport, warehousing and postal” and “residential services, repairs and other services” sectors. Under these announcements, monthly refund of newly added unutilized input VAT and one-off refund of existing unutilized input VAT may be granted to enterprises, whose VAT taxable sales derived from engaging in activities in the “transport, warehousing and postal” and “residential services, repairs and other services” industries under the Industrial Classification of National Economic Activities account for more than 50% of their total VAT taxable sales amount.

Pursuant to the Announcement on the VAT Exemption Policy for Express Courier Services promulgated by the MOF and the STA on April 29, 2022, from May 1, 2022 to December 31, 2022, taxpayers are exempt from value-added tax on income derived from providing express collection and delivery services for essential daily necessities to residents. The specific scope of express collection and delivery services shall be implemented in accordance with the Notes on Sales Services, Intangible Assets and Real Estate (Cai Shui [2016] No. 36).

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

We have developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers’ operating results, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers.

We had a financing receivables balance of RMB2,524.4 million and RMB2,247.1 million (US$325.8 million) as of December 31, 2021 and 2022. No material default occurred in 2020, 2021 and 2022. RMB63.6 million and RMB99.1 million (US$14.4 million) of allowance of credit losses relating to financing receivables were recorded as of December 31, 2021 and 2022, respectively. The expected credit loss recognized for financing receivables was RMB20.6 million, RMB19.7 million and RMB35.5 million (US$5.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

The table below sets forth the maturity profiles of our financing receivables before provision of credit losses as of December 31, 2022.

	December	Within	One to	Two to	Over three
	31, 2022	one year	two years	three years	years
Total Balance (RMB in thousands)	2,346,212	1,010,117	763,024	506,124	66,947
Percentage of Total Balance	100	43.0	32.5	21.6	2.9

Recently Issued Accounting Pronouncement

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(aa) “Recently issued accounting pronouncement” to our audited consolidated financial statements included elsewhere in this annual report.

B.           Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	4,950,749	7,220,217	11,479,308	1,664,343
Net cash used in investing activities	(3,549,341)	(8,756,533)	(16,041,890)	(2,325,855)
Net cash provided by/(used in) financing activities	8,337,407	(2,903,985)	7,058,202	1,023,343
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(656,137)	(150,430)	338,106	49,021
Net increase/(decrease) in cash, cash equivalents and restricted cash	9,082,678	(4,590,731)	2,833,726	410,852
Cash, cash equivalents and restricted cash at beginning of year	5,277,414	14,360,092	9,769,361	1,416,424
Cash, cash equivalents and restricted cash at end of year	14,360,092	9,769,361	12,603,087	1,827,276

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of December 31, 2020, 2021 and 2022, our cash and cash equivalents, restricted cash and short-term investments were RMB18.0 billion, RMB12.6 billion and RMB18.3 billion (US$2.7 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of December 31, 2022, approximately 71.6% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 62.8% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

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

Although we consolidate the results of the consolidated affiliated entities, we only have access to the assets or earnings of the consolidated affiliated entities through our contractual arrangements with ZTO Express. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on our liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and the consolidated affiliated entities in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

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

Operating Activities

Net cash provided by operating activities in 2022 was RMB11.5 billion (US$1.7 billion), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB35.9 billion (US$5.2 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB14.5 billion (US$2.1 billion); (ii) cash flow in interest income of RMB306.2 million (US$44.4 million); (iii) cash in subsidy of RMB619.5 million (US$89.8 million); (iv) RMB9.1 billion (US$1.3 billion) paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB1.3 billion (US$181.6 million); and (vi) RMB521.2 million (US$75.6 million) as other administrative costs.

Net cash provided by operating activities in 2021 was RMB7.2 billion, which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB30.0 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB13.8 billion; (ii) cash flow in interest income of RMB321.1 million; (iii) cash in subsidy of RMB683.2 million; (iv) RMB8.4 billion paid for labor related costs, including salaries, social insurances and other benefits; (v) income tax of RMB1.1 billion; and (vi) RMB487.0 million as other administrative costs.

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

Investing Activities

Net cash used in investing activities in 2022 was RMB16.0 billion (US$2.3 billion), primarily due to (i) purchase of short-term investment products of RMB9.6 billion (US$1.4 billion), while maturity of short-term investment products amounted to RMB6.7 billion (US$1.0 billion); (ii) purchase of property and equipment of RMB7.1 billion (US$1.1 billion), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of long-term investment products of RMB6.4 billion (US$926.3 million), while maturity of long-term investment products amounted to RMB284 million (US$41.2 million); (iv) purchase of land use rights in an amount of RMB345.0 million (US$50.0 million); and (v) cash received from disposal of equity investees and subsidiaries of RMB330.8 million (US$48.0 million), while payment for investments in equity investees amounted to RMB94.4 million (US$13.7 million).

Net cash used in investing activities in 2021 was RMB8.8 billion, primarily due to (i) purchase of short-term investment products of RMB13.2 billion, while maturity of short-term investment products amounted to RMB14.1 billion; (ii) purchase of property and equipment of RMB8.4 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of land use rights in an amount of RMB967.3 million; and (iv) payment for investments in equity investees of RMB569.8 million, while disposal of equity investees and subsidiaries amounted to RMB100.5 million.

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

Financing Activities

Net cash provided by financing activities in 2022 was RMB7.1 billion (US$1.0 billion), which was mainly attributable to the following factors: (i) issuance of convertible bonds net of issuance cost paid and capped call option of RMB6.4 billion (US$930.3 million); (ii) payment of dividends of RMB1.3 billion (US$191.8 million); (iii) proceeds from short-term borrowings in an amount of RMB7.7 billion (US$1.1 billion), partially offset by the repayment of short-term borrowings of RMB5.9 billion (US$853.0 million); and (iv) share repurchase of RMB84.5 million (US$12.3 million).

Net cash provided by financing activities in 2021 was RMB2.9 billion, which was mainly attributable to the following factors: (i) payment of dividends of RMB1.4 billion; (ii) share repurchase of RMB3.8 billion; and (iii) proceeds from short-term borrowings in an amount of RMB6.9 billion, partially offset by the repayment of short-term borrowings of RMB4.9 billion.

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

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, capital commitments, operating lease commitments, investment commitments, short-term debt obligations and dividend payment.

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB9.2 billion and RMB9.3 billion and RMB7.4 billion (US$1.1 billion) in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our public offering of Class A ordinary shares in relation to our listing on the Main Board of the Hong Kong Stock Exchange and other financing alternatives. We will continue to make capital expenditures to support the growth of our business. Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2022 amounted to RMB5.2 billion (US$0.8 billion). All of these capital commitments will be fulfilled based on the construction progress.

Our operating lease commitments consist of the commitments under the lease agreements for our office space, sorting hubs and warehouse facilities. We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. As of December 31, 2022, we also had operating lease liabilities amounting to RMB740.1 million (US$107.3 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Our investment commitments primarily consist of our commitment to make capital contributions to certain equity investees. We were obligated to pay RMB25.6 million (US$3.7 million) for certain investment in equity investees as of December 31, 2022 with payment due within three years.

As of December 31, 2022, we had outstanding principal amount of short-term bank borrowings of RMB5.4 billion (US$782.1 million), among which RMB3.4 billion (US$493.0 million) were unsecured and unguaranteed. In 2022, we entered into bank loan contracts and discounted notes arrangements with several banks with an aggregate amount of RMB7.7 billion (US$1.1 billion). The weighted average interest rate of borrowings drawn was 2.21% in 2022.

On March 15, 2022, our board of directors approved a special dividend of US$0.25 per ADS or share for 2021, and will be paid to shareholders of record as of the close of business on April 8, 2022 with a total payment amount of US$202.4 million.

On March 14, 2023, our board of directors approved a special dividend of US$0.37 per ADS or share for 2022, and will be paid to shareholders of record as of the close of business on April 6, 2023 with a total payment amount of US$299.3 million.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and the consolidated affiliated entities in China. As a result, our ability to pay dividends may depend upon dividends paid by our wholly owned subsidiaries in the future. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business development and do not plan to request dividend distributions from them.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.          Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—Critical Accounting Estimates.”

F.          Safe Harbor

See “Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	52	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jilei Wang	57	Director and Vice President of Infrastructure Management
Hongqun Hu	54	Director and Chief Operating Officer
Zheng Liu*	44	Director
Xing Liu	52	Director
Frank Zhen Wei	51	Director
Qin Charles Huang	53	Director
Herman Yu	52	Director
Tsun-Ming (Daniel) Kao	57	Director
Fang Xie	58	Director
Huiping Yan	56	Chief Financial Officer
Jianchang Lai	52	Vice President of Overseas Operations
Jingxi Zhu	42	Vice President of Information Technology
Jianfeng Zhang	40	Vice President of Public Relations
*	Pursuant to the investment agreement we entered into with Alibaba and Cainiao Network, Mr. Zheng Liu was appointed as our director.

Mr. Meisong Lai is our founder and has served as chairman of our board of directors since May 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China’s express delivery industry and has been deeply involved in the industry for over 20 years. Mr. Lai has attended the “Lakeside University” in China, a senior executive training program founded by Jack Ma, founder and chairman of Alibaba. Mr. Meisong Lai is a brother-in-law to Mr. Jianchang Lai.

Mr. Jilei Wang has been our director since May 2013 and has served as our vice president of infrastructure management since October 2012. From October 2009 to March 2012, Mr. Wang served as a deputy general manager of Beijing ZTO Daying Logistics Co., Ltd., our then network partner in Beijing.

Mr. Hongqun Hu has been our director since May 2022 and has served as our chief operating officer since June 2017. Mr. Hu has thirty years of experience in the financial services industry. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to May 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively. Mr. Hu graduated from the advanced class in modern executive business administration from Zhejiang University in China in January 2006 and graduated from Ningbo University in China with a major in finance in July 2003.

Mr. Zheng Liu has been our director since March 2021. Mr. Zheng Liu has also been a non-executive director of Alibaba Pictures Group Limited (SEHK: 1060) since October 2021 and a non-executive director of AGTech Holdings Limited (SEHK: 8279) since December 2021. Mr. Zheng Liu has been the Chief Financial Officer of Cainiao Network since February 2016. From June 2010 to February 2016, Mr. Liu served as Senior Finance Director with Alibaba Group and was responsible for financial operations of TMall, Taobao and Alibaba.com. From January 2005 to May 2010, Mr. Liu held senior positions in corporate finance management in Vimicro, Sky Flying Media and Hurray Holding. From July 2001 to December 2004, Mr. Liu worked at PwC’s audit division. Mr. Liu received his bachelor’s degree in Business English from Beijing Foreign Studies University in July 2001. Mr. Liu is a member of the American Institute of Certified Public Accountants (AICPA) and a Certified Internal Auditor (CIA).

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

Mr. Zhen Wei, also known as Mr. Frank Zhen Wei, has been our director since August 2015. Mr. Wei joined Warburg Pincus Asia LLC in November 2002, and has been serving as a managing director since January 2010. Mr. Wei is currently Head of Warburg Pincus China and leads overall strategy and investment. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei was a director of Hwabao WP Fund Management Co., Ltd. from January 2019 to July 2022, a non-executive director of AAG Energy Holdings Limited (HKEX: 2686) from January 2015 to August 2018 and a non-executive director of CAR Inc. (HKEX: 699) from January 2016 to October 2019. Mr. Wei received a master’s degree in business administration from Harvard Business School in June 2002 and a bachelor’s degree in science from the University of Texas at Austin in May 1995.

Mr. Qin Charles Huang became our director in October 2016. Mr. Huang is the chairman and chief executive officer of CEG (Asia) Limited (also known as China Education Group), an education services provider for students, executives and professionals in Greater China and has been a director since its inception in 1999. Mr. Huang served on the board of directors of Sohu.com Inc. (NASDAQ: SOHU) from 2001 to 2015. Mr. Huang previously held positions at Deutsche Bank, New York and Hong Kong, including as head of Asian securitization, and also served as senior vice president of Prudential Securities Inc., New York. He received a Master of Science degree in electrical engineering and computer science from the Massachusetts Institute of Technology in September 1990. Mr. Huang is also a Chartered Financial Analyst.

Mr. Herman Yu became our director in October 2016. Mr. Yu has served as the chief strategy officer of Baidu, Inc., a leading AI company with a strong Internet foundation (NASDAQ: BIDU, HKEX: 9888), from August 2021 to March 2023. From September 2017 to November 2021, Mr. Yu served as Baidu’s chief financial officer, overseeing its finance and purchasing functions. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation, a social media company (NASDAQ: WB), from 2015 to 2017. Prior to joining Weibo, Mr. Yu worked at SINA Corporation, an Internet portal, from 2004 to 2015, beginning as the vice president of finance, and in 2006 became the chief financial officer. Mr. Yu, a California Certified Public Accountant, received his B.A. in economics from the University of California, Santa Cruz, in June 1992, and his Master of Accountancy (MAcc) from the University of Southern California, in May 1993.

Mr. Tsun-Ming Kao, also known as Mr. Tsun-Ming (Daniel) Kao has been our director since October 2017. Mr. Kao has long-standing industry experience in leading e-Commerce and Internet companies in the U.S. and China. Mr. Kao has served as the chief technology officer at Vipshop (NYSE: VIPS) since April 2019. Prior to that, Mr. Kao served as the chief technology officer at Shanghai Noah Information Technology Co., Ltd. (an affiliate of Noah Holdings Limited (NYSE: NOAH)) from January 2018 to April 2021. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) from June 2012 to October 2016. Before joining Vipshop, Mr. Kao was an employee of eBay Inc. (NASDAQ: EBAY) (“eBay”) and was assigned to work at eBay e-Commerce Technology Operations (Shanghai) Co., Ltd. as general manager and board director of China Operations Center from January 2010 to April 2012. Earlier in his career, he worked at eBay as a principal software engineer and software development manager for seven years. Mr. Kao received a bachelor’s degree in computer science from Iowa State University in August 1995.

Ms. Fang Xie, also known as Heather Xie, has been our director since November 2021. Ms. Xie has been a director and portfolio investment manager at Seres Capital since May 2021. Ms. Xie provided management consulting and leadership coaching services to startup companies and investment management companies from July 2018. Ms. Xie joined Prologis in March 2008, which later span off its China and Japan businesses and formed Global Logistic Properties (“GLP”). Ms. Xie took GLP public in Singapore Stock Exchange and served as Chief Financial Officer of GLP from May 2010 to January 2018. Prior to GLP, Ms. Xie worked in General Electric Companies in the US and Asia from 1994 with increasing responsibilities, including as head of Treasury of GE Asia Pacific, Controller of GE Asia Pacific, Chief Financial Officer of GE infrastructure Asia and GE Toshiba Silicones China. Ms. Xie received a master’s degree in economics from Cornell University in 1994 and a bachelor and a master degree in industrial economy from Renmin University of China in 1986 and 1989, respectively.

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

Mr. Jianchang Lai has been our vice president of overseas operations since September 2016. Mr. Lai was our director from January 2014 to September 2016 and our head of network partner management since our inception to September 2016. Mr. Jianchang Lai is a brother-in-law to Mr. Meisong Lai.

Mr. Jingxi Zhu has been our head of information technology since July 2003 and has served as a vice president of information technology since September 2016. From January 2014 to September 2016, Mr. Zhu was also our director. Mr. Zhu received an EMBA from Renmin University of China in 2021.

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately RMB15.3 million (US$2.2 million) in cash to our executive officers, and we paid cash compensation to our non-executive directors of US$50,000. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

Under our 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase on the first day of each of our fiscal year during the term of the 2016 Plan commencing with the fiscal year beginning January 1, 2017, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares; or (iii) such number of shares as may be determined by our board of directors. Following the annual increases in from 2017 to 2022, the award pool under the 2016 Plan is 21,000,000 shares as of December 31, 2022. After the Primary Conversion, we will no longer make annual increases to the scheme limit of the 2016 Plan for the remaining term of the 2016 Plan, and the scheme limit of the 2016 Plan will be capped at 21,000,000 shares. Further, after the Primary Conversion, we will continue to use the 2016 Plan for granting share options and awards, and such options and awards will be satisfied by our existing shares issued and reserved for the administration of the 2016 Plan.

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

As of March 31, 2023, restricted share units representing a total of 4,849,134 Class A ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following table summarizes, as of March 31, 2023, the outstanding restricted share units we granted to our directors and executive officers under our 2016 Plan to our executive officer, excluding awards that were forfeited or cancelled after the relevant grant dates. Other individuals as a group were granted outstanding restricted share units representing a total of 1,146,966 Class A ordinary shares as of March 31, 2023.

Ordinary Shares
Underlying Restricted
Name	Share Units Awarded	Date of Grant
Meisong Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15,2022
March 14, 2023
Jianfa Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Jilei Wang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Jianchang Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Huiping Yan	*	March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Herman Yu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Xing Liu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Frank Zhen Wei	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Qin Charles Huang	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Tsun-Ming (Daniel) Kao	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 14, 2023
Fang Xie		March 14, 2023
Total	3,702,168
*	Less than 1% of our total outstanding shares.

Employee Shareholding Platform

In June 2016, we issued 16,000,000 ordinary shares to Zto Es Holding Limited, or ZTO ES, to establish an employee shareholding platform to allow our employees in China to receive share incentives. The consideration for those shares was US12.0 million. All ordinary shares issued for purpose of this employee shareholding platform were re-designated as Class A ordinary shares of our company upon the completion of our initial public offering.

Historically, ZTO ES had been held by Mr. Meisong Lai and four limited partnerships formed in China. Mr. Meisong Lai had been the sole director of ZTO ES. An entity controlled by Mr. Meisong Lai, our chairman and chief executive officer, was the general partner of each of those limited partnerships and Ms. Yufeng Lai, wife of Mr. Lai, was the sole limited partner of each of those limited partnerships upon their formation. Concurrently with the issuance of those shares, ZTO ES executed a deed of waiver to waive all shareholder rights attached to those shares.

Our board of directors has delegated the authority to Mr. Lai to periodically review the performance of our employees, and reward selected employees by directing the general partner of the relevant partnerships to transfer limited partnership interests in those partnerships to the selected employees. Once an employee receives the partnership interest, ZTO ES may amend its deed of waiver to reduce the amount of shares subject to the waiver by such number that is proportional to the employee’s indirect ownership of ZTO ES. Each recipient of such partnership interest is entitled to rights associated with the number of our ordinary shares held by ZTO ES that corresponds to the recipient’s proportional indirect ownership of ZTO ES to (i) receive dividends, if and when declared, on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds. ZTO ES remains the record holder of, and retains the voting rights with respect to, the granted shares and it does not have shareholders’ rights with respect to the remainder of the shares it holds.

In early 2023, Mr. Meisong Lai ceased to be the director and the shareholder of ZTO ES and an employee of our company has replaced Mr. Meisong Lai as the director of ZTO ES. Mr. Meisong Lai and Ms. Yufeng Lai ceased to be the general partner and limited partner, respectively, of the relevant limited partnerships, and these roles have been replaced with and taken up by the employees of our company. Further, ZTO ES shall abstain from voting on matters that require shareholders’ approval under the Hong Kong Listing Rules for all the shares of our company held by ZTO ES in light of the Primary Conversion.

As of March 31, 2023, we have awarded certain rights associated with 10,252,589 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2023, the number of our ordinary shares held by ZTO ES over which our directors and officers had been awarded such rights.

Class A
Name	Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
March 11, 2019
March 13, 2020
Jianfa Lai	*	June 28, 2016
March 13, 2020
Jilei Wang	*	June 28, 2016
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016,
March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Hongqun Hu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Jianfeng Zhang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Total	2,112,783
*	Less than 1% of our total outstanding shares.

As of March 31, 2023, other employees as a group were granted the same rights associated with 8,139,806 Class A ordinary shares held by ZTO ES through our employee shareholding platform.

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

The number of shares subject to the waiver of shareholder rights was reduced by 10,852,589 as a result of these grants and the remaining 5,147,411 Class A ordinary shares are still subject to the same waiver of shareholder rights.

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

On March 14, 2023, we agreed to award rights associated with 877,264 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These share awards vested immediately upon grant.

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

Terms of Directors and Officers

Our directors are appointed by ordinary resolution of our shareholder. The directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the first annual general meeting of our company after his or her appointment and shall then be eligible for re-election at that meeting. Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to our memorandum and articles of association.

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

D.           Employees

As of December 31, 2020, 2021 and 2022, we had a total of 22,536, 23,865 and 24,888 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2022 by function:

Functional Area	Number of Employees	% of Total
Sorting	8,198	32.9
Transportation	4,142	16.6
Management and Administration	4,569	18.4
Customer Service	2,047	8.2
Operation Support	3,991	16.0
Technology and Engineering	1,538	6.2
Sales and Marketing	403	1.6
Total	24,888	100.0

In addition to our own employees, our workforce also includes over 59,000 outsourced workers, as of December 31, 2022. Our network partners hire their own employees according to their operational needs.

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

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

We had 608,011,904 Class A ordinary shares, excluding our repurchase of 10,655,198 Class A ordinary shares in the form of ADSs, and 206,100,000 Class B ordinary shares, issued and outstanding as of March 31, 2023. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
				Percentage	Percentage
	Class A	Class B	Total	of total	of
	ordinary	ordinary	ordinary	ordinary	aggregate
	shares	shares	shares	shares	voting power†
Directors and Executive Officers:**
Meisong Lai(1)	4,989,947	206,100,000	211,089,947	25.9	77.6
Jilei Wang(2)	42,207,263	—	42,207,263	5.2	1.6
Hongqun Hu	*	—	*	*	*
Zheng Liu	—	—	—	—	—
Xing Liu	*	—	*	*	*
Frank Zhen Wei	*	—	*	*	*
Qin Charles Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Tsun-Ming (Daniel) Kao	*	—	*	*	*
Fang Xie	*	—	—	*	*
Huiping Yan	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	52,135,009	206,100,000	258,235,009	31.7	79.4
Principal Shareholders:
Zto Lms Holding Limited (3)	4,025,182	206,100,000	210,125,182	25.8	77.6
Alibaba Group Holding Limited (4)	71,941,287	—	71,941,287	8.8	2.7
Jianfa Lai and Zto Ljf Holding Limited (5)	66,252,639	—	66,252,639	8.1	2.5
Zto Wjl Holding Limited (6)	42,087,263	—	42,087,263	5.2	1.6
†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of our Class A ordinary shares and Class B ordinary shares as a single class. We did not include 9,437,496 Class A ordinary shares held by ZTO ES for the purpose of our employee shareholding platform in the calculation of voting power as ZTO ES shall abstain from voting on matters that require shareholders’ approval under the Hong Kong Listing Rules for all the shares of our company held by ZTO ES in light of the Primary Conversion. Notwithstanding the above, such shares held by ZTO ES were included in the column for calculation of beneficial ownership as a percentage of our total ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding ordinary shares.
**

Except for Messrs. Xing Liu, Frank Zhen Wei, Qin Charles Huang and Zheng Liu, the business address of our directors and executive officers is to No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Qin Charles Huang is Suite 1804, Tower 1, Admiralty Centre, Hong Kong. The business address of Mr. Zheng Liu is Block Bl, Xixi Center, 588 West Wenyi Road, Xihu District, Hangzhou 310000, China.

(1)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, (ii) 964,765 Class A Ordinary Shares held by ZTO ES and (iii) 4,025,182 ADSs (representing the same number of Class A Ordinary Shares) held by Zto Lms Holding Limited, 2,348,428 of which were vested from restricted share units held by Mr. Meisong Lai. Mr. Meisong Lai has the power to direct the disposition of those 964,765 Class A ordinary shares held by ZTO ES. Zto Lms Holding Limited is a British Virgin islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong Lai is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 36,635,000 Class A Ordinary Shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A Ordinary Shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, (iii) 252,263 Class A Ordinary Shares, in the form of ADSs, held by Zto Wjl Holding Limited and vested from restricted share units held by Mr. Jilei Wang, and (iv) 120,000 Class A Ordinary Shares held by ZTO ES. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. Mr. Jilei Wang has the power to direct the disposition of those 120,000 Class A Ordinary Shares held by ZTO ES. Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei Wang is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei Wang and his family members. The registered address of Zto Wjl Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, (ii) 4,025,182 ADSs (representing the same number of Class A Ordinary Shares) held by Zto Lms Holding Limited, 2,348,428 of which were vested from restricted share units held by Mr. Meisong Lai.

(4)

Represents 71,941,287 Class A ordinary shares beneficially owned by Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“Alibaba”), which consist of (i) 57,870,370 Class A ordinary shares directly held by Alibaba ZT Investment Limited (“Ali ZT”), a company incorporated under the laws of Hong Kong, (ii) 5,787,037 Class A ordinary shares directly held by Cainiao Smart Logistics Investment Limited (“Cainiao Smart”), a company organized under the laws of the British Virgin Islands, (iii) 4,629,630 Class A ordinary shares directly held by New Retail Strategic Opportunities Investments 2 Limited (“NRF”), a company organized under the laws of the Cayman Islands, (iv) 3,322,050 Class A ordinary shares directly held by Taobao China Holding Limited (“Taobao”), a company incorporated under the laws of Hong Kong, and (v) 332,200 Class A ordinary shares directly held by Cainiao Smart Logistics Network (Hong Kong) Limited (“Cainiao HK”), a company incorporated under the laws of Hong Kong. Alibaba is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services. Ali ZT is an indirect wholly-owned special purpose subsidiary of Alibaba. Cainiao Smart is a majority owned indirect subsidiary of Alibaba. New Retail Strategic Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“NRSF”), owns 100% of NRF. New Retail Strategic Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“NRSF GP”), is the general partner of NRSF. New Retail Strategic Opportunities GP Limited, a company organized under the laws of the Cayman Islands and an indirect wholly owned subsidiary of Alibaba, is the general partner of NRSF GP. Taobao is an indirect wholly owned subsidiary of Alibaba. Cainiao HK is a majority owned indirect subsidiary of Alibaba. Alibaba is deemed to be the beneficial owner of the 71,941,287 Class A ordinary shares held by Ali ZT, Cainiao Smart, NRF, Taobao and Cainiao HK. The business address of Alibaba, Ali ZT, NRF, Cainiao HK and Taobao is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address of Cainiao Smart is c/o Zhejiang Cainiao Supply Chain Management Limited, 588 West Wenyi Road, Xihu District, Hangzhou 310000, China. Information regarding beneficial ownership is reported as of June 12, 2018, based on information contained in the Schedule 13D filed by Alibaba Group Holding Limited, among other reporting persons, with the SEC on June 21, 2018.

(5)

Represents (i) 55,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited, among which, 48,250,000 Class A Ordinary Shares are recorded on our Cayman share register, and the remaining 6,750,000 Class A Ordinary Shares are recorded under the name of HKSCC Nominees Limited on our Hong Kong share register and are deposited into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, (ii) 6,000,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 6,000,000 Class A Ordinary Shares held by Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 5,000,000 ADSs held by Zto Ljf Holding Limited, underlying 5,000,000 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary bank, pledged to Citibank, N.A., as counterparty under the share forward transaction pursuant to a master terms and conditions for prepaid variable share forward transactions (the “Master Confirmation”, and as supplemented by any Supplemental Confirmations or Trade Notifications, each as defined in the Master Confirmation, the “Forward Contract”) dated June 6, 2022, to secure Zto Ljf Holding Limited’s obligations under the Forward Contract, (iv) 219,041 Class A Ordinary Shares, in the form of ADSs, held by Zto Ljf Holding Limited and vested from restricted share units held by Mr. Jianfa Lai, and (v) 33,598 Class A ordinary shares held by ZTO ES. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai has the power to direct the sale of those 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of the LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. The registered address of Zto Ljf Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)

Represents (i) 36,635,000 Class A Ordinary Shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A Ordinary Shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, and (iii) 252,263 Class A Ordinary Shares, in the form of ADSs, held by Zto Wjl Holding Limited and vested from restricted share units held by Mr. Jilei Wang.

To our knowledge, as of March 31, 2023, 129,474,646 (15.9%) of our ordinary shares in the form of ADSs (including 10,655,198 Class A ordinary shares in the form of ADSs repurchased by us) were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with the VIE and its Shareholders

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2016 Share Incentive Plan.”

Employee Shareholding Platform

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers—Employee Shareholding Platform.”

Other Transactions with Related Parties

Shanghai Mingyu. Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred approximately RMB235.8 million and approximately RMB237.3 million (US$34.4 million) for purchases of supplies from this company in 2021 and 2022, respectively. As of December 31, 2022, we had approximately RMB20.2 million (US$2.9 million) due to this company.

ZTO LTL. In November 2016, we invested RMB54.0 million in ZTO Supply Chain Management Co., Ltd., or ZTO LTL, for 18% equity interest. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. ZTO LTL is our investee. In September 2017, we increased investment in ZTO LTL by RMB36.0 million to maintain our equity interest in ZTO LTL at 18%. In July 2018, we made an additional investment in ZTO LTL of RMB 130.2 million (US$19.0 million) in cash, jointly with other investors, and our equity interest in ZTO LTL decreased to 17.7%. In May 2020, we contributed additional investment in ZTO LTL of RMB90.2 million (US$12.7 million) in cash, jointly with other investors, and our equity interest in ZTO LTL further decreased to 17.3%. In December 2021, we invested US$52,102 (approximate to RMB331,807) in cash to maintain our equity interest in ZTO LTL at 17.3%. We incurred approximately RMB56.6 million and approximately RMB459.0 million (US$66.6 million) of transportation service fees to ZTO LTL and derived approximately RMB29.7 million and approximately RMB45.9 million (US$6.7 million) of rental income from ZTO LTL in 2021 and 2022, respectively. In September 2022, we sold 100% of our equity interests in a wholly owned subsidiary of ours, Jinhua Zhongrui Freight Forwarding Co., Ltd, to ZTO LTL at a cash consideration of RMB291.4 million. We recognized gain of RMB60.5 million on the disposal of Jinhua Zhongrui Freight Forwarding Co., Ltd. In 2022, we extend a one-year loan with a principal amount of RMB110.0 (US$15.9 million) million with a 6.96% annualized interest rate to ZTO LTL and its subsidiaries. As of December 31, 2022, we had amount due from ZTO LTL of RMB101.4 million (US$14.7 million) comprised the loan above and net off account payable generated from the transportation service that this related party and its subsidiaries provided to the Company.

Zhongkuai Future City. Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, or Zhongkuai Future City, is controlled by our chairman. In 2020, we extend a three-year loan with a principal amount of RMB500.0 million with a 7.2% annualized interest rate to Zhongkuai Future City. As of December 31, 2022, we had amounts due from Zhongkuai Future City of RMB575.0 million (US$83.4 million).

Transaction with an executive officer. Mr. Jianchang Lai is a vice president of our company. In 2021, we acquired 20.77% equity interests each in two subsidiaries from Mr. Lai at a total cash consideration of RMB103.7 million.

ZTO Yun Leng. In 2021, we invested RMB80.0 million in ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd., or ZTO Yunleng, for 18% equity interests in it. In December 2021, we sold our 100% equity interests in Zhejiang Xinglian Air Cargo Co., Ltd. to Zhongtong Yunleng at a cash consideration of RMB177.3 million. We incurred approximately RMB56.3 million (US$8.2 million) of transportation service fees to ZTO Yun Leng. As of December 31, 2022, we had approximately RMB53.5 million (US$7.8 million) of accounts due from this company.

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

The Alabama Action: On June 28, 2017, our company removed the Alabama Action to the federal District Court for the Northern District of Alabama and the Underwriter Defendants joined in the removal. On July 14, 2017, City of Birmingham Retirement and Relief System filed a Motion to Remand the Alabama Action back to state court. On August 4, 2017, our company and the Underwriter Defendants submitted a joint Motion to Change Venue, requesting the court to transfer the Alabama Action to the federal District Court for the Southern District of New York. On August 29, 2017, the court issued an order staying the proceedings of the Alabama Action pending the United States Supreme Court’s decision in Cyan, Inc. v. Beaver County Employees Retirement Fund, and denying without prejudice City of Birmingham Retirement and Relief System’s Motion to Remand and our company and the Underwriter Defendants’ Motion to Change Venue. On April 17, 2018, City of Birmingham Retirement and Relief System filed a motion to lift the stay and remand the Alabama Action back to state court, which motion was granted by the court on April 18, 2018. On May 9, 2018, the plaintiff and defendants filed a joint motion to stay the Alabama Action in favor of the New York Action. The court granted that motion on August 9, 2018, and stayed the case. On June 2, 2021, the action was voluntarily dismissed without prejudice.

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

On March 14, 2023, the board of directors approved a special dividend of US$0.37 per ADS or share for 2022, to be paid to shareholders of record as of the close of business on April 6, 2023.

Unless otherwise disclosed in this annual report, we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution.”

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since September 29, 2020 under the stock code “2057.”

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ADSs, each representing one Class A ordinary share of ours, have been listed on the NYSE since October 27, 2016 under the symbol “ZTO.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since September 29, 2020 under the stock code “2057.”

D.          Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.          Expenses of the Issue

Not applicable.

ITEM 10.           ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

In our extraordinary general meeting of shareholders held on April 14, 2023, our shareholders have passed a special resolution, conditional upon and with effect from the consummation of the Primary Conversion, that our third amended and restated memorandum and articles of association be amended and restated in their entirety and by the substitution in their place of the fourth amended and restated memorandum and articles of association and that our board of directors be authorized to deal with on behalf of our company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the third amended and restated memorandum and articles of association.

Until our fourth amended and restated memorandum and articles of association becomes effective conditional upon the consummation of the Primary Conversion, our effective memorandum and articles of association is our third amended and restatement memorandum and articles of association. For the summaries of material provisions of our third amended and restatement memorandum and articles of association, see “Item 10. Additional Information—B. Memorandum and Articles of Association” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 4th Floor, 400 Madison Avenue, New York, New York 10017. Under our fourth amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See “Item 6 Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our fourth amended and restated articles of association) of such holder or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an Affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Meisong Lai and his affiliates collectively own less than 10% of the issued and outstanding shares in the capital of our company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our fourth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. On a show of hands each shareholder is entitled to one vote for each ordinary shares registered in his name on the register of members or, on a poll, each shareholder is entitled to one vote for each Class A ordinary share registered in his name on the register of members and ten votes for each Class B ordinary share registered in his name on the register of members, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by poll, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

We shall, for as long as our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, in each financial year hold a general meeting as our annual general meeting and shall specify the meeting as such in the notices calling it. A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than 10%, for as long as the Class A ordinary shares remain listed on the Hong Kong Stock Exchange, or otherwise not less than one-third, of the votes attaching to all issued and outstanding shares in our company and entitled to vote at such general meetings, on a one vote per share basis. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the chairman of the board of directors or our board of directors on its own initiative or upon a request to the directors by shareholders holding not less than 10% of all votes attaching to our issued and outstanding shares, on a one vote per share basis, that as at the date of the deposit carry the right to vote at our general meetings. Our annual general meetings shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

Liquidation. On a return of capital on winding up (including in the case of voluntary winding up) or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares may be redeemed, at our option or at the option of the holders thereof, in such manner and on such terms as may be determined, before the issue of such shares, by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares in such manner and on such terms as have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company.

Issuance of Additional Shares. Our fourth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to our fourth amended and restated memorandum and articles of association and in compliance with the Hong Kong Listing Rules and Takeover Code, our fourth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Subject to our fourth amended and restated memorandum and articles of association and in compliance with the Hong Kong Listing Rules and Takeover Code, our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

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

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association provide that we shall indemnify our directors and officers against all losses, damages, costs, expenses, actions, proceedings, charges or liabilities incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fourth amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law does not provide shareholders any right to put proposal before a meeting and provides limited rights for shareholders to requisition a general meeting. However, these rights may be provided in articles of association. Our fourth amended and restated memorandum and articles of association allow our shareholders holding not less than 10% of all votes attaching to our issued and outstanding shares, on a one vote per share basis, that as at the date of the deposit carry the right to vote at our general meetings, to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our fourth amended and restated memorandum and articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our fourth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders before the expiration of his or her term of office.

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

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our fourth amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our fourth amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our fourth amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties, etc. of an enterprise. STA Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

The STA issued an STA Circular 59 together with the MOF on April 30, 2009 and a STA Public Notice 7 on February 3, 2015. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. STA Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to STA Announcement 37, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Announcement 37 and STA Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Public Notice 7. As a result, we may be required to expend valuable resources to comply with STA Announcement 37 and STA Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Under Circular 58 and Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. The STA promulgated the Announcement of the State Taxation Administration on Enterprise Income Tax Issues concerning the Implementation of the Catalog of Encouraged Industries in the Western Region thereafter, and from October 1, 2014, the payment of enterprise income tax at the reduced tax rate of 15% shall cease to apply to enterprises that have enjoyed policies for preferential treatment of enterprise income tax under Circular 12 if their primary businesses no longer fall within the “encouraged” category of Catalog of Encouraged Industries in the Western Region. Afterwards, the STA abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under Circular 12. The MOF, the STA and the NDRC promulgated Circular 23, from January 1, 2021 to December 31, 2030, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and primary business revenue of which accounts for more than 60% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Circular 23 came into force from January 1, 2021 and Circular 58 shall cease to be implemented with effect from the same day.

In order to encourage the development of the enterprises in software industry, the STA, the MOF, the NDRC and the MIIT issued the Circular on Issues Concerning Preferential Policies on Enterprise Income Tax for Software and Integrated Circuit Industries on May 4, 2016 and the Announcement on Enterprise Income Tax Policies for Promoting High Quality Development of Integrated Circuit Industry and Software Industry on December 11, 2020, which specifies the criteria and procedures for the qualification and certification of the Key Software Enterprise. The Key Software Enterprises encouraged by the State are entitled to be exempted from enterprise income tax from the first to the fifth year from the profit-making year and be subject to enterprise income tax at a reduced tax rate of 10% for subsequent years.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2022 and do not anticipate becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary share) are readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. We may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the Treaty. Pursuant to recently issued U.S. Treasury Regulations, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued U.S. Treasury Regulations.

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

I.           Subsidiary Information

Not applicable.

J.          Annual Report to Security Holders

We intend to submit the annual report provided to security holders in electronic format pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as an exhibit to a current report on Form 6-K.

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

As of December 31, 2022, we had RMB6.6 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB597.5 million in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Inflation Risk

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in mainland China for 2020, 2021 and 2022 were 2.5%, 0.9% and 2.0%, respectively. The year-over-year percent change in the consumer price index for January 2021, 2022 and 2023 was a decrease of 0.3%, an increase of 0.9% and an increase of 2.1%, respectively.Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we received a reimbursement of US$6.3 million, after deduction of applicable U.S. taxes, from the depositary.

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

Use of Proceeds

None.

ITEM 15.           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2022, has also audited the effectiveness of internal control over financial reporting as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Herman Yu, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B           CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2016. We have posted a copy of our code of business conduct and ethics on our website at http://ir.zto.com.

ITEM 16C           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	16,012	18,840
All other fees(2)	—	944
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our comparative interim financial statements and the review of our financial statements for the six months ended June 30, 2022 in connection with the issuance of convertible senior notes.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors other than services reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

On November 14, 2018, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. In March 2020, our board of directors approved the extension of this share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. In November 2022, the board of directors approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. As of December 31, 2022, we had purchased an aggregate of 36,560,249 ADSs for US$921,486,069 million on the open market under this program, at a weighted average price of US$25.20 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

			(c) Total Number	(d) Maximum Dollar
			of ADS Purchased	Value of ADSs that
	(a) Total	(b) Average	as Part of Publicly	May Yet be
	Number of ADSs	Price Paid per	Announced Plans	Purchased Under the
Period	Purchased	ADS (US$)	or Programs	Plans or Programs(1)
November 2018	—	—	—	1,000,000,000
December 2018	1,700,000	15.85	1,700,000	973,060,261
January 2019	43,563	15.91	43,563	972,366,967
May 2019	1,668,069	17.94	1,668,069	942,433,803
June 2019	4,137,791	17.69	4,137,791	869,235,842
August 2019	167,013	17.88	167,013	866,250,322
December 2020	6,774,761	27.74	6,774,761	678,309,348
January 2021	386,692	27.99	386,692	667,485,947
March 2021	2,409,970	27.81	2,409,970	600,468,413
April 2021	231,724	27.98	231,724	593,985,512
July 2021	2,670,424	27.05	2,670,424	521,738,988
August 2021	15,884,235	27.14	15,884,235	90,643,546
December 2022	486,007	24.96	486,007	78,513,930
Total	52,185,624	N/A	52,185,624	N/A
(1)	Calculated based on the updated share repurchase program as approved by the board of directors on November 22, 2022.

ITEM 16F           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G          CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Shares and ADSs — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, ZTO Express (Cayman) Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of ZTO Express (Cayman) Inc. or the VIE in China, (ii) the governmental entities in China do not have a controlling financial interest in ZTO Express (Cayman) Inc. or the VIE, (iii) none of the members of the board of directors of ZTO Express (Cayman) Inc. or our operating entities, including the VIE, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of ZTO Express (Cayman) Inc. or the VIE contains any charter of the Chinese Communist Party.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.           FINANCIAL STATEMENTS

The consolidated financial statements of ZTO Express (Cayman) Inc. are included at the end of this annual report.

ITEM 19.           EXHIBITS

Exhibit Number	Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant effective June 2, 2021 (incorporated herein by reference to Exhibit 3.1 to the Form 6-K furnished on June 2, 2021 (File No. 001-37922)

1.2*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant adopted April 14, 2023 and effective upon the Primary Conversion
2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit (a)(2)) (incorporated by reference to Exhibit (a)(2) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-214107), filed with the Commission on October 28, 2022)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on October 14, 2016 (File No.333-213882))
2.3

Deposit Agreement dated October 26, 2016 among the Registrant, the depositary and holder of the American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to Form S-8 filed on January 12, 2018 (File No.333-222519))

2.4

Form of Amendment No. 1 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-214107), filed with the Commission on October 28, 2022)

2.5

Shareholders Agreement between the Registrant and other parties thereto dated August 18, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

2.6*	Description of securities

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
4.4

English translation of Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.5

English translation of Supplemental Agreement to the Exclusive Consulting and Services Agreement between Shanghai Zhongtongji Network and ZTO Express dated August 10, 2020 (incorporated herein by reference to Exhibit 4.5 to the Form 20-F filed on April 21, 2021 (File No. 001-37922))

4.6

English translation of Exclusive Call Option Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.7

English translation of Equity Pledge Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on September 30 2016 (File No.333-213882))

4.8

English translation of Voting Rights Proxy Agreement among Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on September 30 2016 (File No.333-213882))

4.9

English translation of Irrevocable Powers of Attorney granted by the shareholders of ZTO Express dated August 18, 2015 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.10

English translations of Spousal Consents granted by each of Lai Yufeng, Fu Aiyun, Chen Xinyu, Shen Litudan, Wu Yanfen and Fan Feiqun (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.11

English translation of Road Transportation Agreement between ZTO Express and Tonglu Tongze dated December 22, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.12

English translation of form of Cooperation Agreement between ZTO Express and direct network partners of the Registrant (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.13

Share Purchase and Subscription Agreement by and among the Registrant Onyx Gem Investment Holdings Limited, Hillhouse ZT Holdings Limited, Standard Chartered Private Equity (Mauritius) III Limited. Gopher China S.O. Project Limited and other parties thereto dated May 21, 2015 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.14

Share Subscription Agreement by and between the Registrant and Zto Es Holding Limited dated June 28, 2016 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.15

Share Purchase Agreement among ZTO Express (Cayman) Inc., Taobao China Holding Limited. Cainiao Smart Logistics Investment Limited, New Retail Strategic Opportunities Investments 2 Limited and Rising Auspicious Limited dated May 29, 2018 (incorporated by reference to Exhibit 99.2 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018)

4.16

Investor Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited dated June 12, 2018 (incorporated by reference to Exhibit 99.4 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018)

4.17

Registration Rights Agreement among ZTO Express (Cayman) Inc., Alibaba ZT Investment Limited and Cainiao Smart Logistics Investment Limited, dated June 12, 2018 (incorporated by reference to Exhibit 99.5 from Schedule 13D (file no. 005-89835) filed by Alibaba ZT Investment Limited with the Securities and Exchange Commission on June 21, 2018)

4.18

Registration Rights Agreement between ZTO Express (Cayman) Inc. and New Retail Strategic Opportunities Investments 2 Limited, dated June 28, 2018 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 16, 2019 (File No. 001-37922))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Global Law Office
101.1NS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZTO Express (Cayman) Inc.

	By:	/s/ Meisong Lai
		Name:	Meisong Lai
		Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 20, 2023

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and the related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2023 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Revenue Recognition — Refer to Note 2(t) to the financial statements

Critical Audit Matter Description

The Company generated 92.1% of its revenues from express delivery services in 2022. The revenues from express delivery services are primarily driven by parcel volume and the network transit fee the Company charges network partners for each parcel going through the Company’s network. The Company recognizes revenues from express delivery services over the delivery time and uses automated systems to process and record its revenue transactions.

We identified accuracy of express delivery services revenue as a critical audit matter because there is an inherent industry risk around the accuracy of revenue recorded by the Company’s systems given the complexity of the systems and the significant volume of data processed by the systems.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition comprised the following control testing and analytical procedure, among others:

●	With the assistance of our IT specialists and data specialists:
●	We tested the IT environment in which the revenue pricing and settlement module resides, including interface controls between different IT applications.
●	We tested the key controls over the authorization of the rate changes and the input of such rates to the operation systems.
●	We tested the key controls over the authorization of the weight and route changes and the input of such data to the operation systems.
●	We tested the key controls over automated calculation of delivery service fee.
●	We reconciled the revenue data recorded in operation systems to the general ledger.
●	We reconciled the revenue data recorded in general ledger with cash received from network partners.
●	We performed analytical procedure over the revenue generated from waybill sales by developing expected amount with parcel volume and average price per parcel.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 20, 2023

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 20, 2023 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 20, 2023

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents		9,721,225	11,692,773	1,695,293
Restricted cash		27,736	895,483	129,833
Accounts receivable, net		933,444	818,968	118,739
Financing receivables, net		1,111,461	951,349	137,933
Short-term investment		2,845,319	5,753,483	834,177
Inventories		82,961	40,537	5,877
Advances to suppliers		667,855	861,573	124,916
Prepayments and other current assets	3	3,142,368	3,146,378	456,182
Amounts due from related parties	17	133,990	314,483	45,596
Total current assets		18,666,359	24,475,027	3,548,546
Investments in equity investees	8	3,730,448	3,950,544	572,775
Property and equipment, net	4	24,929,897	28,813,204	4,177,522
Land use rights, net	5	5,335,549	5,442,951	789,154
Intangible assets, net	9	35,634	29,437	4,268
Operating lease right-of-use assets	6	897,238	808,506	117,222
Goodwill	7	4,241,541	4,241,541	614,966
Deferred tax assets	13	934,848	750,097	108,754
Long-term investment		1,214,500	7,322,545	1,061,669
Long-term financing receivables, net		1,412,956	1,295,755	187,867
Other non-current assets		762,273	816,839	118,431
Amounts due from related parties-non current	17	611,100	577,140	83,677
TOTAL ASSETS		62,772,343	78,523,586	11,384,851
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowings	11	3,458,717	5,394,423	782,118
Accounts payable		1,957,529	2,202,692	319,360
Notes payable		174,920	200,000	28,997
Advances from customers		1,226,549	1,374,691	199,311
Income tax payable		86,789	228,422	33,118
Amounts due to related parties	17	22,786	49,138	7,124
Operating lease liabilities, current	6	250,995	229,718	33,306
Acquisition consideration payable		22,942	—	—
Dividends payable		708	1,497	217
Other current liabilities	10	5,794,380	6,724,743	974,999
Total current liabilities		12,996,315	16,405,324	2,378,550
Non-current operating lease liabilities	6	556,091	510,349	73,994
Deferred tax liabilities	13	292,356	346,472	50,234
Convertible senior notes	12	—	6,788,971	984,308
TOTAL LIABILITIES		13,844,762	24,051,116	3,487,086
Commitments and contingencies (Note 18)

Shareholders’ equity
Ordinary shares ( US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022)	15	535	535	77
Additional paid-in capital		28,229,026	26,717,727	3,873,706
Treasury shares, at cost (11,683,474 and 11,671,525 shares as of December 31, 2021 and 2022, respectively)		(2,067,009)	(2,062,530)	(299,039)
Retained earnings		22,716,799	29,459,491	4,271,225
Accumulated other comprehensive loss		(242,104)	(86,672)	(12,566)
ZTO Express (Cayman) Inc. shareholders’ equity		48,637,247	54,028,551	7,833,403
Non-controlling interests		290,334	443,919	64,362
Total Equity		48,927,581	54,472,470	7,897,765
TOTAL LIABILITIES AND EQUITY		62,772,343	78,523,586	11,384,851

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
					(Note 2)
Revenues (including related party revenue of RMB49,358, RMB112,142 and RMB1,038,004 for the years ended December 31, 2020, 2021 and 2022, respectively)		25,214,290	30,405,839	35,376,996	5,129,182
Cost of revenues (including related party cost of revenues of RMB576,081, RMB401,954 and RMB797,256 for the years ended December 31, 2020, 2021 and 2022, respectively)		(19,377,184)	(23,816,462)	(26,337,721)	(3,818,611)
Gross profit		5,837,106	6,589,377	9,039,275	1,310,571
Operating (expenses)/income
Selling, general and administrative		(1,663,712)	(1,875,869)	(2,077,372)	(301,191)
Other operating income, net		580,973	789,503	774,578	112,303
Total operating expenses		(1,082,739)	(1,086,366)	(1,302,794)	(188,888)
Income from operations		4,754,367	5,503,011	7,736,481	1,121,683
Other income/(expenses)
Interest income		442,697	363,890	503,722	73,033
Interest expense		(35,307)	(126,503)	(190,521)	(27,623)
(Loss)/gain from fair value changes of financial instruments		(877)	52,909	46,246	6,705
Gain on disposal of equity investees and subsidiary and others		1,086	2,357	69,598	10,091
Impairment of investment in equity investees		—	—	(26,328)	(3,817)
Foreign currency exchange (loss)/gain		(127,180)	(56,467)	147,254	21,350
Income before income tax and share of loss in equity method investments		5,034,786	5,739,197	8,286,452	1,201,422
Income tax expense	13	(689,833)	(1,005,451)	(1,633,330)	(236,811)
Share of (loss)/gain in equity method investments		(18,507)	(32,419)	5,844	847
Net income		4,326,446	4,701,327	6,658,966	965,458
Net loss/(income) attributable to non-controlling interests		(14,233)	53,500	150,090	21,761
Net income attributable to ZTO Express (Cayman) Inc.		4,312,213	4,754,827	6,809,056	987,219
Net income attributable to ordinary shareholders		4,312,213	4,754,827	6,809,056	987,219
Net earnings per share attributable to ordinary shareholders	16
Basic		5.42	5.80	8.41	1.22
Diluted		5.42	5.80	8.36	1.21
Weighted average shares used in calculating net earnings per ordinary share
Basic		796,097,532	819,961,265	809,442,862	809,442,862
Diluted		796,147,504	819,961,265	820,273,531	820,273,531
Net income		4,326,446	4,701,327	6,658,966	965,458
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		(771,291)	(146,533)	155,432	22,536
Comprehensive income		3,555,155	4,554,794	6,814,398	987,994
Comprehensive loss/(income) attributable to non-controlling interests		(14,233)	53,500	150,090	21,761
Comprehensive income attributable to ZTO Express (Cayman) Inc.		3,540,922	4,608,294	6,964,488	1,009,755

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost	earnings	income/(loss)	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	781,947,464	517	22,336,594	(1,436,767)	16,726,540	675,720	38,302,604	100,793	38,403,397
Net income	—	—	—	—	4,312,213	—	4,312,213	14,233	4,326,446
Foreign currency translation adjustments	—	—	—	—	—	(771,291)	(771,291)	—	(771,291)
Acquisition of non- controlling interests of subsidiaries	—	—	(17,129)	—	—	—	(17,129)	(11,179)	(28,308)
Share-based compensation and ordinary shares issued for share-based compensation	1,947,269	—	177,916	86,238	—	—	264,154	—	264,154
Repurchase of ordinary shares	(6,774,761)	—	—	(1,228,341)	—	—	(1,228,341)	—	(1,228,341)
Capital contribution from non-controlling interest holders	—	—	807	—	—	—	807	17,038	17,845
Distribution of dividends	—	—	(1,648,037)	—	—	—	(1,648,037)	—	(1,648,037)
Issuance of ordinary shares	51,750,000	36	9,763,797	—	—	—	9,763,833	—	9,763,833
Balance at December 31, 2020	828,869,972	553	30,613,948	(2,578,870)	21,038,753	(95,571)	48,978,813	120,885	49,099,698

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

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

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost	earnings	loss	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2021	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581
Net income	—	—	—	—	6,809,056	—	6,809,056	(150,090)	6,658,966
Foreign currency translation adjustments	—	—	—	—	—	155,432	155,432	—	155,432
Acquisition of non-controlling interests of subsidiaries	—	—	(5,060)	—	—	—	(5,060)	(34,069)	(39,129)
Share-based compensation and ordinary shares issued for share-based compensation	1,284,827	—	156,318	89,026	(66,364)	—	178,980	—	178,980
Capped Call options in connection with issuance of convertible senior notes	—	—	(373,139)	—	—	—	(373,139)	—	(373,139)
Repurchase of ordinary shares	(486,007)	—	—	(84,547)	—	—	(84,547)	—	(84,547)
Non-controlling interest recognized from partial disposal	—	—	—	—	—	—	—	49,159	49,159
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	275,950	275,950
Distribution of dividends	—	—	(1,289,418)	—	—	—	(1,289,418)	—	(1,289,418)
Removal of non-controlling interests due to disposal of subsidiaries	—	—	—	—	—	—	—	12,635	12,635
Balance at December 31, 2022	809,247,109	535	26,717,727	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Operating activities
Net income	4,326,446	4,701,327	6,658,966	965,458
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	264,154	248,027	178,980	25,950
Depreciation and amortization	1,840,462	2,221,768	2,670,546	387,193
Loss on disposal of property and equipment	9,369	32,129	41,517	6,019
Allowance for doubtful accounts	30,281	36,348	134,436	19,491
Amortization of issuance cost of convertible senior notes	—	—	12,634	1,832
Deferred income tax	(271,969)	(192,091)	244,616	35,466
Gain on disposal of equity investees and subsidiary	(1,086)	(2,357)	(69,598)	(10,091)
Impairment of equity investees	—	—	26,328	3,817
Share of loss/(gain) in equity method investments	18,507	32,419	(5,844)	(847)
Loss/(gain) of fair value changes of financial instruments	877	(52,909)	(46,246)	(6,705)
Foreign currency exchange loss/(gain)	127,180	56,467	(147,254)	(21,350)
Changes in operating assets and liabilities:
Accounts receivable	(79,831)	(209,855)	(14,879)	(2,157)
Financing receivables	22,019	(639,375)	127,521	18,489
Inventories	(9,225)	(29,965)	28,958	4,199
Advances to suppliers	(150,499)	(90,835)	(227,328)	(32,959)
Prepayments and other current assets	(369,443)	(774,302)	59,313	8,599
Amounts due from related parties	(8,966)	(51,398)	(140,864)	(20,423)
Operating lease right-of-use assets	25,697	(20,979)	88,732	12,865
Long-term financing receivables	(1,393,855)	507,353	114,277	16,569
Other non-current assets	28,694	(19,308)	37,382	5,420
Accounts payable	160,630	354,478	528,299	76,596
Advances from customers	(91,221)	113,800	148,142	21,479
Amounts due to related parties	(22,288)	6,131	26,352	3,821
Income tax payable	(29,558)	53,731	135,884	19,701
Operating lease liabilities	(54,295)	58,211	(67,019)	(9,717)
Other current liabilities	669,546	881,402	690,457	100,106
Note payable	—	—	245,000	35,522
Other non-current liabilities	(90,877)	—	—	—
Net cash provided by operating activities	4,950,749	7,220,217	11,479,308	1,664,343
Cash flows from investing activities
Purchases of property and equipment	(7,237,302)	(8,360,497)	(7,067,744)	(1,024,727)
Purchases of land use rights	(1,970,650)	(967,284)	(344,988)	(50,019)
Investments in equity investees	(238,415)	(569,751)	(94,400)	(13,687)
Purchases of short-term investment	(9,686,732)	(13,193,447)	(9,563,852)	(1,386,627)
Maturity of short-term investment	17,010,363	14,054,096	6,713,982	973,436
Purchases of long-term investment	(939,500)	(225,000)	(6,388,768)	(926,284)
Maturity of long-term investment	—	845,110	284,000	41,176
Net cash received from disposal of equity investees	6,311	200	100,000	14,499
Net cash in (out) in relation to disposal of a subsidiary	—	(100,714)	230,799	33,463
Loan to related parties	(500,000)	(70,000)	—	—
Loan to employees	(50,400)	(339,412)	(60,285)	(8,741)
Repayments of loan to employees	—	51,887	36,416	5,280
Proceeds from disposal of property and equipment	56,984	118,279	112,950	16,376
Net cash used in investing activities	(3,549,341)	(8,756,533)	(16,041,890)	(2,325,855)
Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance cost paid of RMB 69,498	9,771,782	—	—	—
Payment of issuance cost	—	(887)	(228)	(33)
Proceeds from disposal of equity interests in subsidiaries	3,368	12,933	26,217	3,801
Capital contribution from non-controlling interest shareholder	14,477	380,301	275,950	40,009
Proceeds from short-term borrowings	2,302,929	6,944,722	7,669,943	1,112,037
Repayment of short-term borrowings	(870,000)	(4,918,934)	(5,883,561)	(853,036)
Repurchase of ordinary shares	(1,228,341)	(3,810,586)	(84,547)	(12,258)
Payment of dividends	(1,649,308)	(1,353,969)	(1,323,205)	(191,847)
Acquisition of non-controlling interests of subsidiaries	(7,500)	(157,565)	(39,129)	(5,673)
Proceeds from issuance of convertible senior notes, net of issuance cost paid of RMB 120,099 and capped call option of RMB 373,139	—	—	6,416,762	930,343
Net cash (used in)/ provided by financing activities	8,337,407	(2,903,985)	7,058,202	1,023,343
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(656,137)	(150,430)	338,106	49,021
Net change in cash, cash equivalents and restricted cash	9,082,678	(4,590,731)	2,833,726	410,852
Cash, cash equivalents and restricted cash at beginning of year	5,277,414	14,360,092	9,769,361	1,416,424
Cash, cash equivalents and restricted cash at end of year	14,360,092	9,769,361	12,603,087	1,827,276

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash and cash equivalents	14,212,778	9,721,225	11,692,773	1,695,293
Restricted cash	133,196	27,736	895,483	129,833
Restricted cash, non-current (1)	14,118	20,400	14,831	2,150
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	14,360,092	9,769,361	12,603,087	1,827,276

Note (1): The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	991,360	1,139,981	1,252,830	181,643
Interest expense paid	34,617	126,813	177,457	25,729
Supplemental disclosure on non-cash information
Cash dividends declared in payables	9,673	321	730	106
Purchase of property and equipment included in payables	983,482	980,801	1,212,476	175,792
Purchase of property and equipment using prepayments recorded in other non-current assets	126,199	19,723	6,957	1,009
Purchase of land use rights using prepayments recorded in other non-current assets	183,004	206,050	174,117	25,245
Net off acquisition consideration payable with receivables from disposal of equity interests in subsidiaries	—	—	22,942	3,326

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

ZTO Express (Cayman) Inc. (“ZTO”) was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Company”) are principally engaged in express delivery services in the People’s Republic of China (“the PRC”) through a nationwide network partner model.

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

The agreements that provide the Company effective control over the VIE include:

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

The agreement that transfers economic benefits to the Company is:

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (continued)

Consolidation of Variable Interest Entity (Continued)

The amounts and balances of ZTO Express and its subsidiaries (the “VIE”) after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,
	2021	2022
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	930,942	2,752,475
Accounts receivable, net	671,277	621,395
Financing receivables, net	977,920	847,054
Short-term investment	320,000	270,345
Inventories	30,214	28,151
Advances to suppliers	55,013	51,550
Prepayments and other current assets	1,924,196	1,197,862
Amounts due from related parties (1)	440,190	6,580,240
Total current assets	5,349,752	12,349,072
Investments in equity investees	300,380	343,692
Property and equipment, net	5,866,534	5,916,022
Land use rights, net	1,194,308	1,217,531
Operating lease right-of-use assets	870,831	706,810
Goodwill	4,157,111	4,157,111
Deferred tax assets	650,709	436,558
Long-term investment	—	699,885
Long-term financing receivables, net	1,117,003	1,128,807
Other non-current assets	384,630	382,449
TOTAL ASSETS	19,891,258	27,337,937
Liabilities
Current liabilities:
Short-term bank borrowings	2,821,457	5,394,423
Accounts payable	1,556,649	1,607,764
Notes payable	129,920	—
Advances from customers	1,213,797	1,355,910
Income tax payable	—	165,973
Amounts due to related parties	14,434	39,770
Operating lease liabilities, current	238,973	216,799
Other current liabilities	2,555,280	4,908,777
Total current liabilities	8,530,510	13,689,416
Non-current operating lease liabilities	533,740	422,629
Deferred tax liabilities	112,543	92,344
TOTAL LIABILITIES	9,176,793	14,204,389
(1)	Included amounts due from other consolidated subsidiaries of RMB402,488 and RMB6,554,502 as of December 31, 2021 and 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (continued)

Consolidation of Variable Interest Entity (Continued)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Total revenue	23,734,103	29,721,135	31,981,790
Net income (1)	478,168	1,237,524	2,453,641
Net cash provided by (used in) operating activities (2)	(537,756)	976,290	805,413
Net cash used in investing activities	(647,170)	(877,285)	(1,521,688)
Net cash provided by financing activities	1,432,929	55,212	2,537,808
Net (decrease) increase in cash and cash equivalents	248,003	154,217	1,821,533
Cash and cash equivalents and restricted cash at beginning of year	528,722	776,725	930,942
Cash and cash equivalents and restricted cash at end of year	776,725	930,942	2,752,475
(1)	Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB11,519,214, RMB14,967,293 and RMB14,587,084 for the years ended December 31, 2020, 2021 and 2022, respectively.

(2)	Included inter-company operating cash outflow of RMB11,646,387, RMB15,973,616 and RMB20,739,098 to other consolidated subsidiaries for the years ended December 31, 2020, 2021 and 2022, respectively.

After all eliminations of intercompany transactions with other consolidated subsidiaries, the VIE contributed 94.1%, 97.7% and 90.4% of the Company’s consolidated revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIE accounted for an aggregate of 31.0% and 26.5%, respectively, of the consolidated assets, and 66.3% and 59.1%, respectively, of the consolidated liabilities.

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (continued)

Non-consolidated Variable Interest Entity

Tonglu Tongze Logistics Ltd. and its subsidiaries (“Tonglu”), established in 2013, are transportation service companies providing line-haul transportation services to the Company. Tonglu is majority owned by the employees of the Company who are considered as related parties to the Company. The variable interests in Tonglu held by the Company are in the form of a waiver of management fees. The Company has concluded that it is not the primary beneficiary of Tonglu as it does not have the obligation to absorb losses of Tonglu or the right to receive benefits from Tonglu, that could potentially be significant to Tonglu.

Transactions and balances relating to the transportation services are disclosed in Note 17 (a) and (b). The Company has been gradually reducing its purchase of Tonglu’s services as it increases the use of self-owned trucks to enhance transportation efficiency.

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

(d)          Foreign currency translation

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and subsidiaries incorporated outside the mainland China is the United States dollar (“US dollar” or “US$”) or Hong Kong dollar (“HKD”). The functional currency of all the other subsidiaries and the VIE is RMB.

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

(e)          Convenience translation

The Company’s business is primarily conducted in the PRC and almost all of the Company’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2022 were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

(h)          Accounts receivable, net

Accounts receivable mainly consists of amount due from the Company’s customers, which is recorded net of allowance for credit losses.

(i)           Short-term and long-term investment

Short-term investment primarily comprises of interest rate swaps, dual currency notes/deposits (“DCN/DCD”), time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates. Long-term investment comprises of time deposits and investments in wealth management products with maturities more than one year.

DCN/DCD and interest rate swaps purchased by the Company to earn interest and manage foreign currency risks are structured products offered by financial institutions with original maturities less than one year and written foreign exchange options embedded.

The Company classifies its investments as held-to-maturity securities when the Company expects to receive all the principles and has the positive intent and ability to hold them to maturity. The Company records all other investments at fair value. The fair values of the investments are measured based on market-based redemption prices which are level 2 inputs provided by the selling banks. Changes in fair value of the investments are recorded as gain or loss from fair value changes of financial instruments in the consolidated statements of comprehensive income.

RMB904,000 and RMB900,000 of short-term and long-term investments were used as collaterals to issue bank acceptance draft as of December 31, 2021 and 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(i)           Short-term and long-term investment (Continued)

The Company utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Company’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term investment, the Company determined there were no credit losses for the years ended December 31, 2020, 2021 and 2022.

The Company recorded interest income from the held-to maturity investments of RMB329,812, RMB212,713 and RMB209,061 , and fair value changes from investments carried at fair value of RMB2,948 (loss), RMB40,076 (gain) and RMB 70,437 (gain) in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021, and 2022, respectively.

(j)           Foreign exchange options and forward contracts

The Company entered into certain foreign exchange options and forward contracts in 2021 and 2022 to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign exchange options and forward contracts are accounted for as derivatives and measured at fair value at each period end. The fair values of foreign exchange options and forward contracts are measured based on market-based redemption prices which are level 2 inputs provided by the bank that sells such foreign exchange options and forward contracts. The changes in fair value are recognized as gain or loss in the consolidated statements of comprehensive income.

Depending on the terms of the specific derivative instruments and market conditions, the Company’s derivative instruments may be reflected as assets or liabilities at any particular point in time and recorded within prepayments and other current assets or other current liabilities on the consolidated balance sheets.

The Company recorded a net gain of RMB12,833 and a net loss of RMB24,191 from fair value changes related to foreign exchange options and forward contracts in the consolidated statements of comprehensive income for the year ended December 31, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

As of December 31, 2021 and 2022, wealth management products, DCN/DCD, interest rate swap and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	As of December 31,
Significant Other Observable Inputs (Level 2)	2021	2022
	RMB	RMB
Short-term investments
DCN/DCD and interest rate swap	69,160	835,896
Wealth management products	—	4,077,716
Long-term investments
Wealth management products	—	1,653,276
Derivative assets recorded within prepayments and other current assets
Foreign exchange forward contracts	242	—
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	—	31,155
Foreign exchange forward contracts	—	1,754

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(k)          Fair value (Continued)

The Company measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The fair value of the investment is determined based on valuation techniques using the best information available, which may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.The impairment of equity method investments was nil, nil and RMB4,559 during the years ended December 31, 2020, 2021 and 2022, respectively.

The carrying values of the Company’s equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Company recognized impairment losses of nil, nil and RMB21,769 related to equity investments without readily determinable fair values for the years ended December 31, 2020, 2021 and 2022, respectively (Note 8).

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

(l)           Financing receivables, net

The Company provides financial services to its network partners with credit terms generally ranging from three months to three years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. The Company developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers’ operating results, forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. RMB 26,177 and RMB 58,768 of allowance of credit losses relating to short-term financing receivables, and RMB 37,416 and RMB 40,340 relating to long-term financing receivables were recorded as of December 31, 2021 and 2022, respectively. The expected credit loss recognized for financing receivables was RMB20,635, RMB19,703 and RMB35,515 for the years ended December 31, 2020, 2021 and 2022, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB125,963, RMB183,709, and RMB168,395 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

(o)         Investments in equity investees

Investments in equity investees of the Company are comprised of investments in privately-held companies. The Company uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Company records equity method adjustments in share of profits and losses. Equity method adjustments include the Company’s proportionate share of investee income or loss, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Company’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Company’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities. The Company continually reviews equity method investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Company considers in determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investment is written down to fair value.

The Company’s equity investments without readily determinable fair values, which do not qualify for net asset value (“NAV”) practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with Accounting Standards Update (“ASU”) 2016-01 “Recognition and Measurement of Financial Assets and Liabilities” (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments.

(p)          Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(q)         Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of net assets of business acquired. Several factors give rise to goodwill in the Company’s acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value is less than the carrying amount, the Company performs a quantitative assessment to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The impairment test is performed as of year-end or if events or circumstances changes indicate that it is more likely than not that goodwill is impaired .

The Company had two reporting units, the express delivery business and the freight forwarding business, for purposes of allocating and testing goodwill for the years ended December 31, 2020, 2021 and 2022. The Company conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Company considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow projection. Based on the results of the qualitative assessment completed as of December 31, 2020, 2021 and 2022,the Company determined it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Therefore, no quantitative assessment was performed and no impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

(r)          Share-based compensation

The Company grants share options, ordinary share units and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) over the requisite service period, which is the vesting period, net of forfeitures. The Company elects to recognize forfeitures when they occur. When there is a modification of the terms and conditions of an award, the Company measures the pre-modification and post-modification fair value of the share-based awards as of the modification date and recognizes the incremental value and the remaining unrecognized compensation expenses as compensation cost over the remaining service period. The fair values of share option, ordinary share units and restricted share units are determined based on the closing market price of the underlying shares on the grant date.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

(t)           Revenue recognition

The Company derives revenues from its express delivery services primarily provided to its network partners, including parcel sorting and line-haul transportation, as well as direct express delivery services provided to certain enterprise customers, including vertical e-commerce and traditional merchants, on a much smaller scale, in connection with the delivery of their products to end consumers. The Company also provides freight forwarding services to its customers. Revenues generated from express delivery services and freight forwarding services are recognized over time as the Company performs the services.

Revenues also include sales of accessories, such as portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount the Company expects to earn in exchange for the product.

Disaggregation of revenue

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

Express delivery services	21,900,201	86.9	27,450,922	90.3	32,575,698	4,723,032	92.1
Freight forwarding services	1,862,689	7.4	1,529,601	5.0	1,212,677	175,822	3.4
Sale of accessories	1,133,712	4.5	1,231,283	4.0	1,384,674	200,759	3.9
Others	317,688	1.2	194,033	0.7	203,947	29,569	0.6
Total revenues	25,214,290	100.0	30,405,839	100.0	35,376,996	5,129,182	100

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. GAAP. The customer generally contracts with the Company for distinct services. Substantially all of the Company’s service contracts include only one performance obligation, the express delivery or freight forwarding services.

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

The Company also provides express delivery services to certain enterprise customers. According to the contracts with the enterprise customers, the Company is primarily responsible for and has control over the entire delivery process including the dispatching services. Therefore, the Company has determined that it acts as a principal for all the express delivery services provided to enterprise customers and accordingly, has recorded revenue on a gross basis, including the dispatching fees paid to the delivery outlets.

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2021 and 2022.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2021 and 2022.

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(u)          Cost of revenues (Continued)

●	operating costs for the ZTO delivery IT platform,
●	cost of hub operations, such as operators’ labor costs and depreciation and lease costs,
●	cost of accessories including portable barcode readers, thermal papers and packaging materials, and
●	cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.

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

Under ASU No. 2016-02 “Leases” (ASC 842), the Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use (“ROU”) assets on its consolidated balance sheets at the lease commencement. The Company measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Company’s incremental borrowing rate, an estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Company measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. After considering the factors that create an economic incentive, the Company does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. The carrying amount of lease liabilities is remeasured if there is a modification, e.g. a change in the lease term or a change in the in-substance fixed lease payments.

The Company determines its land use right agreements contain operating leases of land under ASC 842. However, this determination does not result in any changes to the accounting for land use rights as the cost for land use rights are fully prepaid and no liabilities would be recorded.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(x)          Leased assets (continued)

As a lessor

The Company’s lessor arrangements include operating leases of land and buildings to its network partners. The Company recognizes the underlying assets and records the lease payments as income over the lease term on a straight-line basis.

(y)         Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, advances to suppliers, long-term investment and long-term financing receivables. The Company places its cash and cash equivalents, short-term investment and long-term investment with reputable financial institutions. Accounts receivable primarily comprise amounts receivable from enterprise customers. Financing receivables primarily comprise financing receivables from network partners. The Company performs on-going credit evaluations of the financial condition of its counter parties and establishes an allowance for credit losses estimated based on factors surrounding the credit risk of specific entities and other relevant information. The allowance amounts were immaterial for all the periods presented.

(z)          Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesignated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impact to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

(aa)       Recently Issued Accounting Pronouncement

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings (“TDRs”) and Vintage Disclosures (Topic 326): Financial Instruments – Credit Losses. This amended guidance will eliminate the accounting designation of a loan modification as a TDR, including eliminating the measurement guidance for TDRs. The amendments also enhance existing disclosure requirements and introduce new requirements related to modifications of receivables made to borrowers experiencing financial difficulty. Additionally, this guidance requires entities to disclose gross write-offs by year of origination for financing receivables, such as loans and interest receivable. The ASU is effective January 1, 2023, and is required to be applied prospectively, except for the recognition and measurement of TDRs which can be applied on a modified retrospective basis. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements and related disclosures.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

3. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Input value added tax (“VAT”)	2,290,932	2,296,167
Prepaid expenses	133,017	119,935
Accrued interest income	103,504	199,686
Deposits	152,846	130,731
Others	462,069	399,859
Total	3,142,368	3,146,378

4. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Buildings	11,728,192	14,995,857
Machinery and equipment	6,378,741	7,328,207
Leasehold improvements	769,215	923,285
Vehicles	6,184,635	6,101,948
Furniture, office and electric equipment	765,551	850,836
Construction in progress	5,571,941	7,372,605
Total	31,398,275	37,572,738
Accumulated depreciation	(6,468,378)	(8,759,534)
Property and equipment, net	24,929,897	28,813,204

Depreciation expenses were RMB1,758,638, RMB2,102,310 and RMB2,540,899 for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the title certificates for certain buildings of the Company with an aggregate net book value of approximately RMB6,555,658 and RMB4,909,234, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

5. Land Use Rights, Net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 44 years as of December 31, 2022.

	As of December 31,
	2021	2022
	RMB	RMB
Cost	5,697,337	5,922,514
Less: Accumulated amortization	(361,788)	(479,563)
Land use rights, net	5,335,549	5,442,951

Amortization expenses for land use rights were RMB75,627, RMB113,260 and RMB123,450 for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the title certificates for certain land use rights of the Company with carrying value of approximately RMB92,089 and RMB103,453, respectively, had not been obtained.

6. Operating Leases

1)	Lease as lessee

The Company leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through December 2034. During the three years ended December 31, 2020, 2021 and 2022, the Company incurred rental expenses related to fixed operating lease costs amounting to RMB 361,098, RMB 388,450 and RMB370,385, respectively. No variable lease cost existed.

Supplemental information related to leases within the consolidated balance sheets are as follows:

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB

Operating lease right-of-use assets	897,238	808,506

Current operating lease liabilities	250,995	229,718
Non-current operating lease liabilities	556,091	510,349
Total operating lease liabilities	807,086	740,067

Weighted average remaining lease term (in years)	5	5

Weighted average discount rate	4.26%	4.31%

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

6. Operating Leases (Continued)

1)Lease as lessee (Continued)

Supplemental cash flow information related to leases for the years ended December 31, 2021 and 2022 are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	351,218	348,672
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	375,329	291,000
Right-of-use assets decreased (increased) due to lease modifications:
Operating leases	(8,613)	44,797

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2021 and December 31, 2022:

	As of	As of
	December 31, 2021	December 31, 2022
	RMB	RMB
Within one year	254,219	227,647
Within a period of more than one year but not more than two years	170,612	179,784
Within a period of more than two years but not more than three years	164,966	133,299
Within a period of more than three years but not more than four years	109,394	118,142
Within a period of more than four years but not more than five years	95,021	47,397
More than five years	104,362	125,054
Total lease commitment	898,574	831,323
Less: Imputed interest	91,488	91,256
Total operating lease liabilities	807,086	740,067
Less: Current operating lease liabilities	250,995	229,718
Long-term operating lease liabilities	556,091	510,349

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 5 for separate disclosures related to land use right.

2)Lease as lessor

The Company rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through December 2037. All of the Company’s leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2020, 2021 and 2022, the Company recorded rental income amounting to RMB81,348, RMB128,074 and RMB178,761, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

7. Goodwill

The carrying amount of goodwill by reporting units as of December 31, 2021 and 2022 are as follows:

	Express	Freight	Total
	Delivery	Forwarding	Amount
	RMB	RMB	RMB
Balance at December 31, 2021 and 2022	4,157,111	84,430	4,241,541

8. Investments in equity investees

The Company’s investments in equity investees comprise the following:

	As of December 31,
	2021	2022
	RMB	RMB
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	70,198	152,549
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (“ZTO YL”) (2)	75,979	51,420
Tonglu Antong Management LLP (“Antong”) (3)	77,878	146,051
Others	196,744	220,336
Total investments accounted for under the equity method	420,799	570,356
Investments accounted for as equity investments without readily determinable fair values:
Cai Niao Smart Logistics Network Limited (“Cai Niao”) (4)	1,026,926	1,116,085
Zhejiang Yizhan Network Technology Co., Ltd. (“Cainiao Post”) (4)	1,075,000	1,075,000
Zhijiang New Industries Limited (“ZJ New Industries”) (4)	500,000	500,000
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	550,300	578,105
Others	157,423	110,998
Total investments accounted for equity investments without readily determinable fair values	3,309,649	3,380,188
Total investments in equity investees	3,730,448	3,950,544
(1)	ZTO LTL

ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The Company obtained significant influence over ZTO LTL through owning 18% equity interest in common stock of ZTO LTL at a total consideration of US$14,017 (RMB 96,678), which is accounted for using the equity method. The Company also invested US$83,817 (RMB578,105) in preferred stock of ZTO LTL, which is accounted for under the Measurement Alternative as the underlying preferred shares are not considered in-substance common stock and have no readily determinable fair value.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. Investments in equity investees (Continued)

(2)	ZTO YL

The Company obtained significant influence over ZTO YL through owning 18% equity interest of ZTO YL at a total consideration of RMB90,000, which is accounted for using the equity method.

(3)	Antong

In 2021 and 2022, the Company invested RMB70,000 and RMB49,000 in Tonglu Antong Management LLP, respectively. As a limited partner, the Company has ability to exercise significant influence over operating activities of Antong but doesn’t have controlling financial interest in it. Therefore, the investment is accounted for using the equity method.

(4)Investments accounted for as equity investments without readily determinable fair values

The Company obtained 1% equity interest of Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across the PRC. The Company cannot exercise significant influence over the investee, therefore, accounts for the investment as an equity investment without readily determinable fair values.

In May 2018, the Company entered into a subscription and contribution agreement with four other leading express delivery companies in the PRC, to obtain 15% equity interest in Cainiao Post, Cai Niao’s network of last-mile delivery stations, in an amount of RMB1,075,000. Since the Company cannot exercise significant influence over Cainiao Post, this investment is accounted for as an equity investment without readily determinable fair values.

In October 2018, the Company entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries and obtained 2% equity interest in ZJ New Industries at a total consideration of RMB500,000.

The Company recognized impairment losses totaling nil, nil, and RMB26,328 related to equity investments for the years ended December 31, 2020, 2021 and 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

9. Intangible Assets, Net

	As of December 31,
	2021	2022
	RMB	RMB
Customer relationships	61,973	61,973
Less: accumulated amortization	(26,339)	(32,536)
Customer relationships, net	35,634	29,437

Amortization expenses for customer relationships acquired through the business combination of COE Business were RMB6,197, RMB6,198 and RMB 6,197 for the years ended December 31, 2020, 2021 and 2022, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Years ended
December 31,
RMB
2022	6,197
2023	6,197
2024	6,197
2025	6,197
2026	4,649
Total	29,437

10. Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Payables related to property and equipment	1,788,628	1,874,562
Deposits from network partners(1)	1,087,087	1,479,027
Salary and welfare payable	1,047,517	1,179,917
Payables to individual couriers(2)	640,273	779,481
Construction deposits	99,727	173,874
Payables to network partners(3)	237,191	228,213
Accrued expenses	199,639	345,468
VAT and surcharge payable	189,771	110,176
Others	504,547	554,025
Total	5,794,380	6,724,743
(1)	Deposits from network partners represent the waybill deposits collected from the pickup outlets operated by network partners. The deposits will be refunded when the parcels are delivered to the recipients.
(2)	Payables to individual couriers represent the amount to be paid by the Company to individual couriers on behalf of its network partners for their last mile dispatch.
(3)	Payables to network partners represent the amount collected by the Company on behalf of its network partners in the provision of express delivery services.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

11. Short-term Bank Borrowings

Short-term bank borrowings consist of the following:

	2021	2022
	RMB	RMB
The PRC domestic commercial banks	2,821,457	5,394,423
Oversea commercial banks	637,260	—
Total	3,458,717	5,394,423

The weighted average interest rates of the short-term bank borrowings were 2.71% and 2.21% for the years ended December 31, 2021 and 2022, respectively. The borrowings are repayable within one year.

12. Convertible senior notes

On August 29, 2022, the Company issued US$1,000,000 of Convertible Senior Notes (“the Notes”). The Notes will mature on September 1, 2027 and bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023.

Holders of the Notes have the option to convert the Notes, in integral multiples of US$1 principal amount, at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. The Notes can be converted into the Company’s ADSs at an initial conversion rate of 31.6296 of the Company’s ADSs per US$1 principal amount of the Notes (equivalent to an initial conversion price of US$31.62 per ADS). Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its selection.

The holders may require the Company to repurchase for cash all or part of the Notes on September 2, 2025 (the “repurchase date”) at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivative accounting as it is indexed to the Company’s own stock and classified in stockholders’ equity. Other embedded features including the mandatory redemption feature and the contingent put option upon tax events or fundamental changes are considered clearly and closely related to the debt host with no separate accounting required.

Therefore, the Company accounted for the Notes as a single liability under convertible senior note, non-current. Issuance costs related to the Notes were recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and the discount caused by issuance cost is amortized over the period from August 29, 2022, the date of issuance, to September 2, 2025, the first put date of the Notes, using the effective interest method.

On August 29, 2022, the Company recorded the convertible senior notes as a long-term liability at face value (RMB6,910,000 or US$1,000,000) net of issuance costs (RMB121,588 or US$17,596).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Convertible senior notes(Continued)

Capped Call Options

In connection with the Notes, the Company entered into privately-negotiated capped call transactions indexed to its own ordinary shares with certain financial institutions based on the total offering US$1,000,000 of Convertible Senior Notes to reduce the potential dilution to existing shareholders of the Company upon conversion of the Notes. The strike price will be US$31.62 per ADS with a cap price US$36.48 per ADS. The total premium paid by the Company for the capped call options was RMB 373,139 (equivalently US$54,000). The capped call options are classified as stockholders’ equity and carried at the acquisition cost.

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries domiciled in the PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” or HNTEs, or if they are located in applicable PRC regions including Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone or regions as specified in the Catalogue of Encouraged Industries in Western Regions (effective till 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

WFOE is qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% (effective till 2022).

Ten of the Company’s subsidiaries, which are located in the municipalities or provinces of Chongqing, Sichuan, Guizhou, Yunnan and Shaanxi, are qualified enterprises within the Catalog of Encouraged Industries in the Western Region and therefore eligible for the 15% preferential income tax rate for the years ended December 31, 2020, 2021 and 2022. The preferential income tax rate will expire in December 2030.

According to Caishui (2021) No.30, Shenzhen Dayu International Logistics Co., Ltd, established in Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, is entitled to a preferential tax rate of 15% until December 31, 2025.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Income Tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company’s subsidiaries are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax expenses	961,802	1,197,542	1,388,714
Deferred tax expenses (benefits)	(271,969)	(192,091)	244,616
Total	689,833	1,005,451	1,633,330

Reconciliations of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	(6.70)%	(6.45)%	(4.29)%
Research & development super deduction	(1.87)%	(2.66)%	(2.42)%
Non-deductible expenses	1.70%	1.57%	0.66%
Non-taxable income	(0.03)%	0.00%	0.00%
Different tax rates of operations in other jurisdictions	(0.42)%	(0.07)%	0.40%
Valuation allowance on deferred tax assets	0.07%	0.09%	0.10%
True up (1)	(4.05)%	0.04%	0.25%
Others	0.00%	0.00%	0.01%
	13.70%	17.52%	19.71%

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Income Tax (Continued)

The effect of the tax holiday on the income per share is as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB

Tax saving amount due to preferential tax rates	538,014	370,178	355,489
Income per share effect- basic	0.68	0.45	0.44
Income per share effect- diluted	0.68	0.45	0.43

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Accrued payroll and expense	334,833	188,826
Net loss carryforward	455,944	362,443
Financial subsidy	9,739	15,790
Depreciation for property and equipment	96,565	137,440
Unrealized gain from intragroup transactions	34,112	28,986
Provision for allowance for credit losses	24,081	58,076
Deferred tax assets in subtotal	955,274	791,561
Valuation allowance on deferred tax assets	(20,426)	(41,464)
Total deferred tax assets	934,848	750,097

Deferred tax liabilities:
Difference in basis of land use rights	(138,444)	(134,928)
Difference in basis of property and equipment	(147,109)	(205,763)
Difference in basis of intangible assets	(5,903)	(4,881)
Unrealized investment gain	(900)	(900)
Total deferred tax liabilities	(292,356)	(346,472)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, and the history of operating loss or tax credit carryforwards expiring unused. As of December 31, 2021 and 2022, valuation allowance of RMB20,426 and RMB41,464 were provided, respectively.

As of December 31, 2022, the Company had total tax loss carryforward in subsidiaries of RMB1,516,091 The tax loss carryforward of the Company’s PRC subsidiaries and VIE were RMB1,262,696 as of December 31, 2022 which will expire from 2023 to 2027 if not used.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its PRC subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries were provided as of December 31, 2021 and 2022.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution were RMB21,705,144 and RMB 28,504,400 as of December 31, 2021 and 2022 respectively.

14. Share-Based Compensation

Employee Share Holding Platform

In June 2016, the Company established an employee share holding platform (the “Share Holding Platform”). The purpose of the Share Holding Platform is to allow employees of the Company in the PRC to receive equity share incentives. ZTO ES Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Company’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES, ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. Share-Based Compensation (Continued)

Employee Share Holding Platform (Continued)

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

In March 2020,2021 and 2022, 3,925,485, 3,178,835, and 3,934,355 ordinary share units corresponding to 785,097, 635,767, and 786,871 Company’s ordinary shares were granted to certain officers and employees,respectively. The consideration was nil for each of three years. These share awards vested immediately upon grant. The Company recorded the share-based compensation of RMB139,308, RMB135,778, and RMB109,614 based on the market price at US$25.32, US$32.83 and US$21.87 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. Share-Based Compensation (Continued)

2016 Share Incentive Plan

On June 20, 2016, the Board also approved a 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide incentives to directors, executive officers and other employees of the Company, pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2016 Share Incentive Plan shall be 3,000,000 ordinary shares.

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

Restricted share units

On March 28, 2017, the Company granted 679,645 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are subject to vesting ratably over a period of three years from the grant date. The Company recorded the share-based compensation of RMB3,316 based on the market price of ordinary shares at US$12.88 on the grant date in selling, general and administrative expenses in the consolidated statements of comprehensive income for the year ended December 31, 2020.

In March of 2020, 2021 and 2022, the Company granted 684,905, 525,595 and 497,956 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan, respectively. These grants vested immediately upon grant. The Company recorded the share-based compensation of RMB121,530, RMB112,249, and RMB 69,366 based on the market price of ordinary shares at US$25.32, US$32.83 and US$21.87 on the respective grant dates in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. Ordinary Shares

As disclosed in Note 14, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Company’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares. As such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 6,811,546 and 6,024,675 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Earnings Per Share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders—basic	4,312,213	4,754,827	6,809,056
Plus: Interest expense of convertible senior notes	—	—	45,809
Net income attributable to ordinary shareholders—diluted	4,312,213	4,754,827	6,854,865
Shares (Denominator):
Weight average ordinary shares outstanding—basic	796,097,532	819,961,265	809,442,862
Plus:
Incremental weighted-average ordinary shares from assumed exercise of ordinary share units and restricted share units using the treasury stock method	49,972	—	—
Dilutive effect of convertible senior notes	—	—	10,830,669
Weight average ordinary shares outstanding—diluted	796,147,504	819,961,265	820,273,531
Earnings per share—basic	5.42	5.80	8.41
Earnings per share—diluted	5.42	5.80	8.36

7,447,313, 6,811,546 and 6,024,675 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2020, 2021 and 2022, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

17. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Company
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Company’s equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Company’s equity investee
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	Controlled by chairman of the Company
Mr. Jianchang Lai	Director and Vice President of Operations
Tonglu Antong Management LLP	The Company’s equity investee
Mr. Du Wang	Immediate families of Director and Vice President

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. Related Party Transactions (Continued)

(a)         The Company entered into the following transactions with its related parties:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Revenues:
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	—	38,202	694,758
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	45,286	68,716	291,584
Others	4,072	5,224	51,662
	49,358	112,142	1,038,004
Cost of revenues:
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	47,491	56,624	459,013
Transportation service fees paid to Tonglu Tongze Logistics Ltd. and its subsidiaries	331,288	52,260	—
Transportation service fees paid to Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	—	5,853	56,325
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	197,302	235,808	237,252
Others	—	51,409	44,666
	576,081	401,954	797,256
Other operating income:
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	28,720	29,688	45,876
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	17,215	33,390	53,115
Others	999	8,453	20,677
	46,934	71,531	119,668
Other income:
Interest income related to loan receivables from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	—	39,000	33,962
Others	847	2,435	8,071
	847	41,435	42,033

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

In January 2022, the Company acquired 10% equity interest in a subsidiary from Mr. Du Wang at a cash consideration of RMB39,128. The difference between the consideration and the carrying amount of non-controlling interests as of the acquisition date was RMB 5,060 and recorded in additional paid-in capital.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. Related Party Transactions (Continued)

(a)         The Company entered into the following transactions with its related parties: (Continued)

In September 2022, the Company sold its 100% equity interest in Jinhua Zhongrui Freight Forwarding Co., Ltd to ZTO Supply Chain Management Co., Ltd. at a cash consideration of RMB291,400, resulting in a gain of RMB60,514.

In December 2022, the Company acquired 82% equity interests of Tuxi Technology Co.,Ltd from certain related parties and third parties shareholders at a total cash consideration of RMB98,533, which approximately equals to the fair value of net assets acquired.

(b)          The Company had the following balances with its related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due to related parties
Shanghai Mingyu Barcode Technology Ltd.	3,049	20,249
Tonglu Antong Management LLP and its subsidiaries	9,651	28,887
ZTO Supply Chain Management Co., Ltd.	9,983	—
Others	103	2
Total	22,786	49,138

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2021 and 2022, respectively.

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	41,118	55,061
ZTO Supply Chain Management Co., Ltd. (5)	—	101,432
Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries (2)	49,501	53,504
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (3)	—	75,000
Others	43,371	29,486
Total	133,990	314,483
Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (3)	539,000	500,000
Zhejiang Tongyu Intelligent Industry Development Co., Ltd. (4)	72,100	77,140
Total	611,100	577,140

Notes:

(1)	The amount comprised a RMB12,500 one-year loan to this related party with 6.96% annualized interest rate and accounts receivable generated from the transportation service provided by the Company.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. Related Party Transactions (Continued)

(b)          The Company had the following balances with its related parties: (Continued)

(2)	The amount comprised other receivable generated from disposal of subsidiaries and net off account payable generated from the transportation service that this related party and its subsidiaries provided to the Company.
(3)	The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principle was RMB500,000 as of December 31, 2021 and 2022 and interest receivable was RMB39,000 and RMB75,000 as of December 31, 2021 and 2022.
(4)	The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principle was RMB70,000 as of December 31, 2021 and 2022.
(5)	The amount comprised a RMB109,980 one -year loan to this related party with 6.96% annualized interest rate and net off account payable generated from the transportation service that this related party and its subsidiaries provided to the Company.

18. Commitments and Contingencies Capital Commitments

The Company’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,813,823 and RMB5,201,385 as of December 31, 2021 and 2022, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Company is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB124,410 and RMB25,610 as of December 31,2021 and 2022, respectively.

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

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. The Company expects to fund the repurchases out of its existing cash balance. As of December 31, 2022, the Company has purchased an aggregate of 36,560,249 ADSs at an average purchase price of US$25.20, including repurchase commissions, which had been fully paid as of December 31, 2022.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

20. Employee Benefit Plans

The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Company contributed RMB302,069, RMB379,168 and RMB403,621 for the years ended December 31, 2020, 2021 and 2022, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

21. Segment Information

The Company’s Chief Executive Officer, who has been identified as the chief operating decision maker (“CODM”), measures the performance of each operating segment based on metrics of revenues and gross margin and uses these results to evaluate the performance of, and to allocate resources to, each operating segments. The Company has two operating segments, express delivery and freight forwarding, which are aggregated into one reportable segment in accordance with the quantitative criteria under U.S. GAAP.

The majority of the Company’s revenues for the years ended December 31, 2020, 2021 and 2022 were generated from the PRC. As of December 31, 2021 and 2022, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.

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

The appropriation to these statutory reserves by the Company’s PRC entities were nil, nil and RMB78,326 for the years ended December 31, 2020, 2021 and 2022, respectively. The accumulated statutory reserves as of December 31, 2021 and 2022 were RMB993,936 and RMB1,072,262, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2022, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB 30,599,203.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

(Amounts in thousands, except for share and per share data, unless otherwise stated)

23. Subsequent Events

On March 14, 2023, the Company granted 535,955 restricted share units to certain director, executive officers and employees pursuant to the 2016 Share Incentive Plan. In addition, the Company granted ordinary share units representing 877,264 Class A ordinary shares through its employee incentive platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant. The fair value of these share awards is RMB254,976 based on the market price at US$26.27 of ordinary shares on the grant date, which were expensed immediately.

On March 14, 2023, the board of directors approved a special dividend of US$0.37 per ADS for 2022 to the shareholders of record as of the close of business on April 6, 2023.

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 4)
ASSETS
Current assets:
Cash and cash equivalents	621,034	70,937	10,285
Short-term investment	196,462	2,487,775	360,693
Amounts due from subsidiaries	2,692,898	5,810,721	842,475
Total current assets	3,510,394	8,369,433	1,213,453
Investments in equity investees including subsidiaries, consolidated VIE, VIE’s subsidiaries	45,807,179	52,512,859	7,613,649
TOTAL ASSETS	49,317,573	60,882,292	8,827,102
LIABILITIES AND EQUITY
Dividends payable	708	1,497	217
Other current liability	42,358	63,273	9,174
Short-term bank borrowing	637,260	—	—
Total current liabilities	680,326	64,770	9,391
Convertible senior notes	—	6,788,971	984,308
Total liabilities	680,326	6,853,741	993,699

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares Authorized; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022)	535	535	77
Additional paid-in capital	28,229,026	26,717,727	3,873,706
Treasury shares, at cost (11,683,474 and 11,671,525 shares as of December 31, 2021 and 2022, respectively)	(2,067,009)	(2,062,530)	(299,039)
Retained earnings	22,716,799	29,459,491	4,271,225
Accumulated other comprehensive loss	(242,104)	(86,672)	(12,566)
Total shareholders’ equity	48,637,247	54,028,551	7,833,403
TOTAL LIABILITIES AND EQUITY	49,317,573	60,882,292	8,827,102

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 4)
Operating expenses:
General and administrative	(284,193)	(251,146)	(197,209)	(28,593)
Other operating income, net	146,168	54,620	59,881	8,682
Total operating expenses	(138,025)	(196,526)	(137,328)	(19,911)
Interest income	199,991	72,987	22,927	3,324
Interest expense	—	(2,206)	(64,412)	(9,339)
Income/(loss) from operations	61,966	(125,745)	(178,813)	(25,926)
(Loss)/gain from fair value change at financial instruments	(2,948)	(40,916)	15,995	2,319
Income before income tax and share of loss in equity method investments	59,018	(166,661)	(162,818)	(23,607)
Income tax expense	(62,887)	(23,101)	(19,987)	(2,898)
Share of profit in subsidiaries, consolidated VIE, VIE’s subsidiaries	4,316,082	4,944,589	6,991,861	1,013,724
Net income attributable to ZTO Express (Cayman) Inc.	4,312,213	4,754,827	6,809,056	987,219
Net income attributable to ordinary shareholders	4,312,213	4,754,827	6,809,056	987,219
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment	(771,291)	(146,533)	155,432	22,536
Comprehensive income	3,540,922	4,608,294	6,964,488	1,009,755

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 4)
Cash flows from operating activities:
Net income	4,312,213	4,754,827	6,809,056	987,219
Adjustments to reconcile net income to net cash used by operating activities
Share-based compensation	264,154	248,027	178,980	25,950
Share of profit in subsidiaries and VIE	(4,316,082)	(4,944,589)	(6,991,861)	(1,013,724)
Changes in operating assets and liabilities:
Prepayments and other current assets	105,610	13,013	—	—
Deferred income tax	28,146	—	—	—
Other current liabilities	—	17,598	19,463	2,823
Other non-current liabilities	(90,877)	—	—	—
Net cash provided by operating activities	303,164	88,876	15,638	2,268
Cash flows from investing activities:
Loans to and investments in subsidiaries, consolidated VIE, VIE’s subsidiaries and equity investees	(10,010,593)	(1,249,655)	(2,580,373)	(374,119)
Purchases of short-term investment	(6,095,450)	(8,268,243)	(4,171,949)	(604,876)
Maturity of short-term investment	12,297,430	10,552,118	1,840,751	266,884
Maturity of long-term investment	—	645,110	—	—
Net cash provided by /(used in) investing activities	(3,808,613)	1,679,330	(4,911,571)	(712,111)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance cost and commission paid of RMB69,498	9,771,782	—	—	—
Payment of issuance cost	—	(887)	(228)	(33)
Payment of dividends	(1,649,308)	(1,353,969)	(1,323,205)	(191,847)
Proceeds from issuance of convertible senior notes, net of issuance cost paid and capped call option	—	—	6,416,762	930,343
Repurchase of ordinary shares	(1,228,341)	(3,810,586)	(84,547)	(12,258)
Proceeds from short-term borrowing	—	647,386	655,520	95,041
Repayment of short-term borrowing	—	—	(1,442,104)	(209,085)
Net cash (used in)/provided by financing activities	6,894,133	(4,518,056)	4,222,198	612,161
Effect of exchange rate changes on cash, cash equivalents	(339,801)	(72,740)	123,638	17,926
Net change in cash, cash equivalents	3,048,883	(2,822,590)	(550,097)	(79,756)
Cash, cash equivalents, beginning of year	394,741	3,443,624	621,034	90,041
Cash, cash equivalents, end of year	3,443,624	621,034	70,937	10,285

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 4)
Supplemental disclosure on non-cash information
Cash dividends declared in payables	9,673	321	730	106

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

3)           As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.

4)           Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of 6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.