Form 20-F
period 2023-12-31
ZTO Express (Cayman) Inc.
filed 2024-04-19
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 812,866,663 ordinary shares outstanding, par value $0.0001 per share, being the sum of 606,766,663 Class A ordinary shares, and 206,100,000 Class B ordinary shares.

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

INTRODUCTION

ZTO Express (Cayman) Inc., which we refer to as ZTO, is not a Chinese operating company but rather a Cayman Islands holding company. ZTO conducts its operations in China both through its subsidiaries and through contractual arrangements with ZTO Express Co., Ltd., which we refer to as ZTO Express. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of domestic mail delivery services. Therefore, we operate that part of our business in China through ZTO Express and its subsidiaries. We rely on contractual arrangements among Shanghai Zhongtongji Network Technology Co. Ltd., or Shanghai Zhongtongji Network, one of our PRC subsidiaries, ZTO Express and the shareholders of ZTO Express to consolidate the financial results of ZTO Express with ours under U.S. GAAP. These contractual arrangements enable us to direct the activities of ZTO Express, receive the economic benefits that could potentially be significant to ZTO Express in consideration for the services provided by Shanghai Zhongtongji Network, and hold an exclusive option to purchase all or part of the equity interests in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of ZTO Express and hence consolidate its financial results with ours under U.S. GAAP. Revenues contributed by ZTO Express accounted for 97.7%, 90.4% and 81.4% of our total revenues for the fiscal years 2021, 2022 and 2023, respectively. As used in this annual report, “ZTO” refers to ZTO Express (Cayman) Inc., and “we,” “us,” “our company” or “our” refer to ZTO Express (Cayman) Inc. and its subsidiaries. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in ZTO Express but instead are purchasing equity interest in ZTO Express (Cayman) Inc., a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with ZTO Express. The contractual arrangement is perceived as replicating foreign investment in China-based companies where PRC regulations prohibit direct foreign investment in the operating companies. ZTO and its investors may never have a direct ownership interest in ZTO Express or in the businesses that are conducted by ZTO Express or its subsidiaries. Uncertainties with respect to the legal system in the jurisdiction where we operate could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in ZTO Express being deconsolidated, which would materially and adversely affect our operations, and our ADSs and/or Class A ordinary shares may decline significantly in value or become worthless. ZTO, our PRC subsidiaries, ZTO Express, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a whole. The PRC regulatory authorities could disallow the contractual arrangement, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or remain listed on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

ZTO, our Cayman Islands holding company, may transfer cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands) by making capital contributions or providing loans, and our Hong Kong subsidiaries may transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because ZTO and its subsidiaries control ZTO Express through contractual arrangements, they are not able to make direct capital contribution to ZTO Express. However, they may transfer cash to ZTO Express by loans or by making payment to ZTO Express for inter-group transactions. As of December 31, 2023, ZTO had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB20,592.6 million. For the years ended December 31, 2021, 2022 and 2023, no shareholder loans were provided by ZTO to our PRC subsidiaries, no dividends or distributions were made to ZTO by our subsidiaries, and dividends of US$208.4 million, US$202.3 million and US$299.3 million were paid by ZTO to its shareholders. Historically, ZTO paid dividends to its shareholders primarily using proceeds from offshore financing activities. As ZTO is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. For more detailed discussion of how cash is transferred between ZTO, our subsidiaries and ZTO Express, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the Taiwan Region;
●	“consolidated affiliated entities” are to the VIE and its subsidiaries in China;
●	“delivery service fees” are to service fees directly charged by network partners from parcel senders in connection with express delivery services rendered. The full delivery service fees collected by pickup outlets upfront from the senders typically comprise (i) the pickup service fees; (ii) the network transit fees payable to our company; and (iii) the last-mile delivery fees payable to the delivery outlets operated by other network partners;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	our “network partners” are to business partners that own and operate pickup and delivery outlets in our network and operate express delivery services under our “Zhongtong” or “ZTO” brand;
●	“network transit fees” are to fees payable by our network partners to us in connection with the services we provide to them, which mainly include parcel sorting and parcel line-haul transportation;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	our “parcel volume” in any given period are to the number of parcels collected by our network partners using our waybills in that period;
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“unit cost per parcel” are to the sum of cost of revenues and total operating expenses of the applicable period divided by our total parcel volume during the same period;

●	“US$” or “U.S. dollars” are to the legal currency of the United States;
●	“VIE” are to ZTO Express Co., Ltd., a PRC entity in which we do not have equity interests but whose financial results are consolidated into our consolidated financial statements in accordance with U.S. GAAP;
●	“we,” “us,” “our company” or “our” are to ZTO Express (Cayman) Inc. and its subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. The VIE and its subsidiaries are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes;
●	“ZTO” are to ZTO Express (Cayman) Inc.; and
●	“ZTO Express” are to ZTO Express Co., Ltd. or, depending on the context, ZTO Express Co., Ltd. and its subsidiaries.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the express delivery industry in China;
●	our expectations regarding demand for and market acceptance of our services;
●	our expectations regarding our relationships with network partners, direct and end customers, suppliers and our other stakeholders;
●	competition in our industry; and
●	government policies and regulations relating to our industry.

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

Our reporting currency is the Renminbi. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB7.0999 to US$1.00 and HK$7.8109 to US$1.00, the respective exchange rates on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

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

Risks and uncertainties arising from the legal system in the jurisdiction where we operate, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the jurisdiction where we operate, could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us.”

Our Holding Company Structure and Contractual Arrangements

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and ZTO Express, the consolidated affiliated entity, and its subsidiaries. Our domestic mail delivery services in China have been conducted through ZTO Express in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of domestic mail delivery services. Revenues contributed by ZTO Express accounted for 97.7%, 90.4% and 81.4% of our total revenues for the fiscal years 2021, 2022 and 2023, respectively. Investors in our ADSs and/or Class A ordinary shares are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the VIE as of March 31, 2024:

(1)

ZTO Express Co., Ltd., or ZTO Express, is the VIE, with which we have maintained contractual arrangements. To the knowledge of our company, Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebing Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of our company and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Meisong Lai and Jilei Wang are also directors of our company. The remaining 18.72% equity interest in ZTO Express are held by 34 other shareholders. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express. As of March 31, 2024, ZTO Express directly wholly owned 69 subsidiaries.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of ZTO with respect to its contractual arrangements with ZTO Express and its shareholders. If we or ZTO Express are/is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law, the Overseas Listing Trial Measures and the recently amended PRC Company Law,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries, ZTO Express and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, ZTO Express and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, ZTO Express and its subsidiaries in the PRC, including, among others, the Courier Service Operation Permit and Road Transportation Operation Permit. Given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by the government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Permissions Required from the PRC Authorities for Overseas Financing Activities

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Circular of the People’s Republic of China on Administrative Arrangements for Filing of Overseas Offering and Listing of Domestic Enterprises and the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies together with five relevant guidelines. The Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies became effective on March 31, 2023. Pursuant to these measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report the required information. According to the these administrative arrangements, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. In addition, such issuers are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to conversion of listing status in overseas markets (such as switching from secondary listing to dual primary listing). There remain substantial uncertainties about the interpretation, application and implementation of the Overseas Listing Trial Measures. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Trial Measures or otherwise, for any future securities offerings and listings outside of mainland China, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval” and “—Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.”

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

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Transfers and Dividend Distribution

ZTO, our Cayman Islands holding company, may transfer cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries may transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because ZTO and its subsidiaries control ZTO Express through contractual arrangements, they are not able to make direct capital contribution to ZTO Express. However, they may transfer cash to ZTO Express by loans or by making payment to ZTO Express for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Year Ended December 31,
	2021	2022	2023

	(RMB in millions)
Capital contributions and loans from Parent to Cayman, BVI, and Hong Kong subsidiaries, and collection of loans from Cayman, BVI, and Hong Kong subsidiaries to Parent	1,250	2,580	(1,561)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	3,671	2,282	840
Amounts received by subsidiaries of Parent from ZTO Express*	15,974	20,739	17,986

Note:

(1)	* The cash flows between the subsidiaries of Parent and ZTO Express included the following: transportation fees, service fees and rental expenses.

As of December 31, 2023, ZTO had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB20,592.6 million.

In 2021, 2022 and 2023, no shareholder loan was provided by ZTO to our PRC subsidiaries.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to ZTO by our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, dividends of US$208.4 million, US$202.3 million and US$299.3 million were paid to shareholders of ZTO of record as of designated record dates.

Historically, ZTO paid dividends to its shareholders primarily using proceeds from offshore financing activities. As ZTO is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy substantially all economic benefit and receive service fees from ZTO Express pursuant to the exclusive business cooperation agreement with ZTO Express. Under PRC law, each of our subsidiaries and ZTO Express in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and ZTO Express in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and ZTO Express incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries did not and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries and the consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of ZTO Express to settle amounts owned under the VIE agreements.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2021, 2022 and 2023, summary consolidated balance sheet data as of December 31, 2022 and 2023 and summary consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of comprehensive income data for the years ended December 31, 2019 and 2020, the summary consolidated balance sheet data as of December 31, 2019, 2020 and 2021 and the summary consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	22,109,946	25,214,290	30,405,839	35,376,996	38,418,915	5,411,191
Cost of revenues	(15,488,778)	(19,377,184)	(23,816,462)	(26,337,721)	(26,756,389)	(3,768,559)
Gross profit	6,621,168	5,837,106	6,589,377	9,039,275	11,662,526	1,642,632
Operating income (expenses):
Selling, general and Administrative	(1,546,227)	(1,663,712)	(1,875,869)	(2,077,372)	(2,425,253)	(341,590)
Other operating income, net	387,890	580,973	789,503	774,578	770,651	108,544
Total operating expenses	(1,158,337)	(1,082,739)	(1,086,366)	(1,302,794)	(1,654,602)	(233,046)
Income from operations	5,462,831	4,754,367	5,503,011	7,736,481	10,007,924	1,409,586
Other income (expenses):
Interest income	585,404	442,697	363,890	503,722	706,765	99,546
Interest expense	—	(35,307)	(126,503)	(190,521)	(289,533)	(40,780)
(Loss)/gain from fair value changes of financial instruments	—	(877)	52,909	46,246	164,517	23,172
(Loss)/gain on disposal of equity investees and subsidiary	(2,860)	1,086	2,357	69,598	5,485	773
Impairment of investment in equity investee	(56,026)	—	—	(26,328)	—	—
Unrealized gain from investment in equity investee	754,468	—	—	—	—	—
Foreign currency exchange gain/(loss)	13,301	(127,180)	(56,467)	147,254	93,543	13,175
Income before income tax and share of loss in equity method investments	6,757,118	5,034,786	5,739,197	8,286,452	10,688,701	1,505,472
Income tax expense	(1,078,295)	(689,833)	(1,005,451)	(1,633,330)	(1,938,600)	(273,046)
Share of (loss)/gain in equity method investments	(7,556)	(18,507)	(32,419)	5,844	4,356	614
Net Income	5,671,267	4,326,446	4,701,327	6,658,966	8,754,457	1,233,040
Net loss/(income) attributable to noncontrolling interests	2,878	(14,233)	53,500	150,090	(5,453)	(768)
Net income attributable to ZTO Express (Cayman) Inc.	5,674,145	4,312,213	4,754,827	6,809,056	8,749,004	1,232,272
Net income attributable to ordinary shareholders	5,674,145	4,312,213	4,754,827	6,809,056	8,749,004	1,232,272
Net earnings per share/ADS attributable to ordinary shareholders
Basic	7.24	5.42	5.80	8.41	10.83	1.53
Diluted	7.23	5.42	5.80	8.36	10.60	1.49
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	784,007,583	796,097,532	819,961,265	809,442,862	807,739,616	807,739,616
Diluted	784,331,120	796,147,504	819,961,265	820,273,531	838,948,683	838,948,683
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	104,004	(771,291)	(146,533)	155,432	(104,052)	(14,655)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	5,778,149	3,540,922	4,608,294	6,964,488	8,644,952	1,217,617

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	5,270,204	14,212,778	9,721,225	11,692,773	12,333,884	1,737,191
Short-term investment	11,113,217	3,690,402	2,845,319	5,753,483	7,454,633	1,049,963
Advances to suppliers	438,272	589,042	667,855	861,573	821,942	115,768
Prepayments and other current assets	1,964,506	2,334,688	3,142,368	3,146,378	3,772,377	531,328
Non-current assets:
Property and equipment, net	12,470,632	18,565,161	24,929,897	28,813,204	32,181,025	4,532,603
Goodwill	4,241,541	4,241,541	4,241,541	4,241,541	4,241,541	597,409
Total assets	45,890,502	59,204,750	62,772,343	78,523,586	88,465,221	12,460,066
Liabilities and equity
Current liabilities:
Short-term bank borrowings	—	1,432,929	3,458,717	5,394,423	7,765,990	1,093,817
Other current liabilities	3,552,288	4,487,084	5,794,380	6,724,743	7,236,716	1,019,271
Total liabilities	7,487,105	10,105,052	13,844,762	24,051,116	28,184,813	3,969,748
Total liabilities and equity	45,890,502	59,204,750	62,772,343	78,523,586	88,465,221	12,460,066

	Years Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	6,304,186	4,950,749	7,220,217	11,479,308	13,360,967	1,881,851
Net cash used in investing activities	(3,664,213)	(3,549,341)	(8,756,533)	(16,041,890)	(12,252,751)	(1,725,762)
Net cash (used in) /provided by financing activities	(1,982,306)	8,337,407	(2,903,985)	7,058,202	(769,836)	(108,429)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,207)	(656,137)	(150,430)	338,106	109,843	15,471
Net increase/(decrease) in cash, cash equivalents and restricted cash	654,460	9,082,678	(4,590,731)	2,833,726	448,223	63,131
Cash, cash equivalents and restricted cash at beginning of year	4,622,954	5,277,414	14,360,092	9,769,361	12,603,087	1,775,107
Cash, cash equivalents and restricted cash at end of year	5,277,414	14,360,092	9,769,361	12,603,087	13,051,310	1,838,238

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

	As of December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	8,881	9,516,208	2,808,795	—	12,333,884
Restricted cash	—	569,244	117,324	—	686,568
Accounts receivable, net	—	213,351	359,207	—	572,558
Financing receivables, net	—	180,021	955,424	—	1,135,445
Short-term investment	1,020,094	5,886,266	548,273	—	7,454,633
Inventories	—	7,669	20,405	—	28,074
Advances to suppliers	—	739,690	82,252	—	821,942
Prepayments and other current assets	—	1,662,952	2,109,425	—	3,772,377
Amounts due from related parties outside the consolidated group	—	124,640	23,427	—	148,067
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	64,660,093	15,134,775	10,556,052	(90,350,920)	—
Investment in equity investees	1,144,479	2,058,375	252,265	—	3,455,119
Property and equipment, net	—	26,252,559	5,928,466	—	32,181,025
Land use rights, net	—	4,402,516	1,234,585	—	5,637,101
Intangible assets, net	—	23,240	—	—	23,240
Operating lease right-of-use assets	—	36,546	635,647	—	672,193
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	579,011	300,761	—	879,772
Long-term investment	69,629	11,601,252	500,000	—	12,170,881
Long-term financing receivables, net	—	73,589	891,191	—	964,780
Other non-current assets	—	567,080	134,678	—	701,758
Amounts due from related parties outside the consolidated groups-non-current	—	584,263	—	—	584,263
TOTAL ASSETS	66,903,176	80,297,677	31,615,288	(90,350,920)	88,465,221
Liabilities
Current liabilities
Short-term bank borrowings	—	400,000	7,365,990	—	7,765,990
Accounts payable	—	664,358	1,892,652	—	2,557,010
Advances from customers	—	36,626	1,709,101	—	1,745,727
Income tax payable	—	134,963	198,294	—	333,257
Amounts due to related parties outside the consolidated group	—	37,662	197,021	—	234,683
Amounts due to related parties within the consolidated group	—	13,302,933	—	(13,302,933)	—
Operating lease liabilities, current	—	4,978	181,275	—	186,253
Dividends payable	1,548	—	—	—	1,548
Other current liabilities	70,333	2,735,803	4,430,580	—	7,236,716
Non-current operating lease liabilities	—	31,568	424,311	—	455,879
Deferred tax liabilities	—	556,229	81,971	—	638,200
Convertible senior bond	7,029,550	—	—	—	7,029,550
TOTAL LIABILITIES	7,101,431	17,905,120	16,481,195	(13,302,933)	28,184,813
Equity
Ordinary shares	525	17,845,730	600,000	(18,445,730)	525
Additional paid-in capital	24,201,745	600,000	3,918,356	(4,518,356)	24,201,745
Treasury shares, at cost	(510,986)	—	—	—	(510,986)
Retained earnings	36,301,185	44,419,495	10,620,516	(55,040,011)	36,301,185
Accumulated other comprehensive loss	(190,724)	(956,110)	—	956,110	(190,724)
Non-controlling interests	—	483,442	(4,779)	—	478,663
Total Equity	59,801,745	62,392,557	15,134,093	(77,047,987)	60,280,408
TOTAL LIABILITIES AND EQUITY	66,903,176	80,297,677	31,615,288	(90,350,920)	88,465,221

	As of December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	70,937	8,869,361	2,752,475	—	11,692,773
Restricted cash	—	895,483	—	—	895,483
Accounts receivable, net	—	197,573	621,395	—	818,968
Financing receivables, net	—	104,295	847,054	—	951,349
Short-term investment	2,487,775	2,995,363	270,345	—	5,753,483
Inventories	—	12,386	28,151	—	40,537
Advances to suppliers	—	810,023	51,550	—	861,573
Prepayments and other current assets	—	1,948,516	1,197,862	—	3,146,378
Amounts due from related parties outside the consolidated group	—	288,745	25,738	—	314,483
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	57,207,495	13,136,215	6,554,502	(76,898,212)	—
Investment in equity investees	1,116,085	2,490,767	343,692	—	3,950,544
Property and equipment, net	—	22,897,182	5,916,022	—	28,813,204
Land use rights, net	—	4,225,420	1,217,531	—	5,442,951
Intangible assets, net	—	29,437	—	—	29,437
Operating lease right-of-use assets	—	101,696	706,810	—	808,506
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	313,539	436,558	—	750,097
Long-term investment	—	6,622,660	699,885	—	7,322,545
Long-term financing receivables, net	—	166,948	1,128,807	—	1,295,755
Other non-current assets	—	434,390	382,449	—	816,839
Amounts due from related parties outside the consolidated groups-non-current	—	577,140	—	—	577,140
TOTAL ASSETS	60,882,292	67,201,569	27,337,937	(76,898,212)	78,523,586
Liabilities
Current liabilities
Short-term bank borrowings	—	—	5,394,423	—	5,394,423
Accounts payable	—	594,928	1,607,764	—	2,202,692
Notes payable	—	200,000	—	—	200,000
Advances from customers	—	18,781	1,355,910	—	1,374,691
Income tax payable	—	62,449	165,973	—	228,422
Amounts due to related parties outside the consolidated group	—	9,368	39,770	—	49,138
Amounts due to related parties within the consolidated group	—	12,365,223	—	(12,365,223)	—
Operating lease liabilities, current	—	12,919	216,799	—	229,718
Dividends payable	1,497	—	—	—	1,497
Other current liabilities	63,273	1,752,693	4,908,777	—	6,724,743
Non-current operating lease liabilities	—	87,720	422,629	—	510,349
Deferred tax liabilities	—	254,128	92,344	—	346,472
Convertible senior bond	6,788,971	—	—	—	6,788,971
TOTAL LIABILITIES	6,853,741	15,358,209	14,204,389	(12,365,223)	24,051,116
Equity
Ordinary shares	535	17,155,492	600,000	(17,755,492)	535
Additional paid-in capital	26,717,727	600,000	3,918,356	(4,518,356)	26,717,727
Treasury shares, at cost	(2,062,530)	—	—	—	(2,062,530)
Retained earnings	29,459,491	32,950,608	8,617,859	(41,568,467)	29,459,491
Accumulated other comprehensive loss	(86,672)	690,674	—	(690,674)	(86,672)
Non-controlling interests	—	446,586	(2,667)	—	443,919
Total Equity	54,028,551	51,843,360	13,133,548	(64,532,989)	54,472,470
TOTAL LIABILITIES AND EQUITY	60,882,292	67,201,569	27,337,937	(76,898,212)	78,523,586

	As of December 31, 2021
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	621,034	8,169,249	930,942	—	9,721,225
Restricted cash	—	27,736	—	—	27,736
Accounts receivable, net	—	262,167	671,277	—	933,444
Financing receivables, net	—	133,541	977,920	—	1,111,461
Short-term investment	196,462	2,328,857	320,000	—	2,845,319
Inventories	—	52,747	30,214	—	82,961
Advances to suppliers	—	612,842	55,013	—	667,855
Prepayments and other current assets	—	1,218,172	1,924,196	—	3,142,368
Amounts due from related parties outside the consolidated group	—	96,288	37,702	—	133,990
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	47,472,836	10,685,659	402,488	(58,560,983)	—
Investment in equity investees	1,027,241	2,402,827	300,380	—	3,730,448
Property and equipment, net	—	19,063,363	5,866,534	—	24,929,897
Land use rights, net	—	4,141,241	1,194,308	—	5,335,549
Intangible assets, net	—	35,634	—	—	35,634
Operating lease right-of-use assets	—	26,407	870,831	—	897,238
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	284,139	650,709	—	934,848
Long-term investment	—	1,214,500	—	—	1,214,500
Long-term financing receivables, net	—	295,953	1,117,003	—	1,412,956
Other non-current assets	—	377,643	384,630	—	762,273
Amounts due from related parties outside the consolidated groups-non-current	—	611,100	—	—	611,100
TOTAL ASSETS	49,317,573	52,124,495	19,891,258	(58,560,983)	62,772,343
Liabilities
Current liabilities
Short-term bank borrowings	637,260	—	2,821,457	—	3,458,717
Accounts payable	—	400,880	1,556,649	—	1,957,529
Notes payable	—	45,000	129,920	—	174,920
Advances from customers	—	12,752	1,213,797	—	1,226,549
Income tax payable	—	86,789	—	—	86,789
Amounts due to related parties outside the consolidated group	—	8,352	14,434	—	22,786
Amounts due to related parties within the consolidated group	—	3,095,386	—	(3,095,386)	—
Operating lease liabilities, current	—	12,022	238,973	—	250,995
Acquisition consideration payables	—	22,942	—	—	22,942
Dividends payable	708	—	—	—	708
Other current liabilities	42,358	3,196,742	2,555,280	—	5,794,380
Non-current operating lease liabilities	—	22,351	533,740	—	556,091
Deferred tax liabilities	—	179,813	112,543	—	292,356
TOTAL LIABILITIES	680,326	7,083,029	9,176,793	(3,095,386)	13,844,762
Equity
Ordinary shares	535	15,084,658	600,000	(15,684,658)	535
Additional paid-in capital	28,229,026	600,000	3,923,412	(4,523,412)	28,229,026
Treasury shares, at cost	(2,067,009)	—	—	—	(2,067,009)
Retained earnings	22,716,799	28,414,359	6,162,247	(34,576,606)	22,716,799
Accumulated other comprehensive loss	(242,104)	680,921	—	(680,921)	(242,104)
Non-controlling interests	—	261,528	28,806	—	290,334
Total Equity	48,637,247	45,041,466	10,714,465	(55,465,597)	48,927,581
TOTAL LIABILITIES AND EQUITY	49,317,573	52,124,495	19,891,258	(58,560,983)	62,772,343

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

	For the Year Ended December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	19,966,654	31,276,014	(12,823,753)	38,418,915
Cost of revenues	—	(12,858,581)	(27,791,654)	13,893,846	(26,756,389)
Gross profit	—	7,108,073	3,484,360	1,070,093	11,662,526
Operating (expenses)/income
Selling, general and administrative	(260,613)	(1,292,702)	(962,378)	90,440	(2,425,253)
Other operating income, net	52,968	1,857,145	21,071	(1,160,533)	770,651
Other income/(expenses)	(23,907)	605,560	99,124	—	680,777
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(231,552)	8,278,076	2,642,177	—	10,688,701
Income tax expense	(26,270)	(1,318,961)	(593,369)	—	(1,938,600)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	9,006,826	2,054,159	(44,856)	(11,011,773)	4,356
Net income	8,749,004	9,013,274	2,003,952	(11,011,773)	8,754,457

	For the Year Ended December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	17,157,364	31,981,790	(13,762,158)	35,376,996
Cost of revenues	—	(12,735,655)	(28,097,911)	14,495,845	(26,337,721)
Gross profit	—	4,421,709	3,883,879	733,687	9,039,275
Operating (expenses)/income
Selling, general and administrative	(197,209)	(1,285,856)	(685,546)	91,239	(2,077,372)
Other operating income, net	59,881	1,411,343	128,280	(824,926)	774,578
Other income/(expenses)	(25,490)	685,980	(110,519)	—	549,971
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(162,818)	5,233,176	3,216,094	—	8,286,452
Income tax expense	(19,987)	(855,788)	(757,555)	—	(1,633,330)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	6,991,861	10,742	(4,898)	(6,991,861)	5,844
Net income	6,809,056	4,388,130	2,453,641	(6,991,861)	6,658,966

	For the Year Ended December 31, 2021
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	15,651,997	29,721,135	(14,967,293)	30,405,839
Cost of revenues	—	(10,882,964)	(27,900,791)	14,967,293	(23,816,462)
Gross profit	—	4,769,033	1,820,344	—	6,589,377
Operating (expenses)/income
Selling, general and administrative	(251,146)	(1,203,138)	(492,962)	71,377	(1,875,869)
Other operating income, net	54,620	253,530	552,730	(71,377)	789,503
Other income/(expenses)	29,865	272,703	(66,382)	—	236,186
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(166,661)	4,092,128	1,813,730	—	5,739,197
Income tax expense	(23,101)	(407,123)	(575,227)	—	(1,005,451)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	4,944,589	1,227,540	(979)	(6,203,569)	(32,419)
Net income	4,754,827	4,912,545	1,237,524	(6,203,569)	4,701,327

The following table presents condensed consolidating cash flow data for ZTO Express (Cayman) Inc., the VIE and VIE’s subsidiaries, and other entities for the years ended presented. For the purpose of this presentation, the intercompany transactions among entities within our subsidiaries or among entities within the VIE and VIE’s subsidiaries were eliminated.

	For the Year Ended December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	26,445	14,596,176	(1,261,654)	—	13,360,967
Net cash (used in)/provided by investing activities	3,027,005	(13,182,500)	(536,180)	(1,561,076)	(12,252,751)
Net cash(used in)/provided by financing activities	(3,096,040)	(1,206,350)	1,971,478	1,561,076	(769,836)

	For the Year Ended December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by operating activities	15,638	10,658,257	805,413	—	11,479,308
Net cash (used in)/provided by investing activities	(4,911,571)	(12,189,004)	(1,521,688)	2,580,373	(16,041,890)
Net cash provided by/(used in) financing activities	4,222,198	2,878,569	2,537,808	(2,580,373)	7,058,202

	For the Year Ended December 31, 2021
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by operating activities	88,876	6,155,051	976,290	—	7,220,217
Net cash provided by/(used in) investing activities	1,679,330	(10,808,233)	(877,285)	1,249,655	(8,756,533)
Net cash (used in)/provided by financing activities	(4,518,056)	2,808,514	55,212	(1,249,655)	(2,903,985)

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

Risks Related to Our Business and Industry

●	Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.
●	Our business operations have relied on, and are likely to continue to be significantly influenced by, certain third-party e-commerce platforms.
●	We face risks associated with our network partners and their employees and personnel.
●	We face intense competition, which could adversely affect our results of operations and market share.
●	Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.
●	Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize, our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.
●	We operate in a labor-intensive industry and an overall contraction in the availability of workers in the labor market or any labor unrest may negatively affect our business.
●	We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.
●	We face risks associated with parcels handled and transported through our network and risks associated with transportation.
●	Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	ZTO is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 41-42 of this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 45 of this annual report.
●	PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” on page 46 of this annual report.
●	Risks and uncertainties arising from the legal system in the jurisdiction where we operate, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the jurisdiction where we operate, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us” on page 46 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 48 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 57 of this annual report.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 57 of this annual report.

Risks Related to Our Shares and ADSs

●	The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

We generate a significant portion of our parcel volume by serving end customers that conduct business on various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. In December 2023, more than 90% of our total parcel volume was attributable to e-commerce platforms. Our business and growth are therefore highly dependent on the viability and prospects of the e-commerce industry in China.

Any uncertainties relating to the growth, profitability and regulatory regime of the e-commerce industry in China could have a significant impact on us. The development of the e-commerce industry in China is affected by a number of factors, most of which are beyond our control. These factors include:

●	the growth of broadband and mobile internet penetration and usage in China;
●	the consumption power and disposable income of e-commerce consumers in China, as well as changes in demographics and consumer tastes and preferences;
●	the availability, reliability and security of e-commerce platforms;
●	the selection, price and popularity of products offered on e-commerce platforms;
●	the potential impact of health epidemics, such as the COVID-19 pandemic, on our business operations and the economy in China and elsewhere generally;
●	the emergence of alternative channels or business models that better suit the needs of consumers in China;
●	the development of fulfillment, payment and other ancillary services associated with e-commerce;
●	the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers’ shopping experience, a phenomenon knows as “New Retail”; and
●	changes in laws and regulations, as well as government policies, that govern the e-commerce industry in China.

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

Our end customers include many e-commerce merchants who sell products on third-party e-commerce platforms, such as the Alibaba ecosystem. Although such third-party e-commerce platforms are not our direct customers or end customers, they have significant influence over how transactions take place on their e-commerce platforms, including how purchase orders are fulfilled by indicating to consumers the preferred express delivery companies for orders placed. As a result, our business operations have been and for the foreseeable future will continue to be significantly influenced by decisions made by such third-party e-commerce platforms. For example, in order to maintain and foster our cooperation with Alibaba, we may have to accommodate the demands and requirements from various players in the Alibaba ecosystem, such as the adoption of digital waybills initiated by Cainiao Network, a central logistics information system and solutions provider affiliated with Alibaba. Such demands and requirements may increase the cost of our business or weaken our connection with our end customers.

In May 2018, Alibaba and Cainiao Network entered into a strategic transaction with us. Pursuant to the transaction terms, certain investors led by Alibaba and Cainiao Network invested US$1.38 billion in our company in exchange for approximately 10% of our equity interest at that time and obtained certain shareholder rights in our company. The transaction was completed in June 2018. However, Alibaba has also invested, and may invest in the future, in our competitors. Alibaba may encourage merchants on its platforms to choose other investees’ services over ours for its own business reasons. Alibaba has also built an in-house delivery network to serve its e-commerce platforms and may devote more resources to developing its in-house delivery network. If Alibaba encourages the use of other delivery networks or its own delivery network over ours, our business may be negatively impacted, and our results of operations may be materially and adversely affected.

We face risks associated with our network partners and their employees and personnel.

As of December 31, 2023, we had over 31,000 pickup/delivery outlets and over 6,000 direct network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers. However, the interests of a network partner may not be entirely aligned with ours or with those of our other network partners at all times. We manage our business relationships with direct network partners through contractual agreements, which provide for performance incentives along with periodic evaluations. Our direct network partners may sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. The sub-contracting to indirect network partners is subject to our consent. However, we may not be able to manage the network partners as effectively as if we had full ownership of them or operated their business directly. In particular, we do not enter into agreements with our indirect network partners and are therefore unable to exert a significant degree of influence over them.

Our network partners and their employees have a significant number of direct interactions with our end customers, and their performance is directly associated with our brand. We do not directly supervise the employees of our network partners in providing services to end customers. Our existing network-wide service standards and periodic training to the personnel of our network partners may not be sufficient for us to effectively monitor, maintain and improve their service quality or their general conduct towards end customers. In the event of any unsatisfactory performance or unlawful behavior by our network partners and/or their employees towards end customers, we may experience service disruptions and our reputation may be materially and adversely affected. We may voluntarily, or upon the request of applicable authorities, conduct investigations on such event and adopt remediation/preventive measures. Such efforts may not be limited to the relevant parties, but applicable throughout our network, which could cause temporary diversion from the ordinary course of our and our network partners’ business. Furthermore, our network partners may fail to implement sufficient control over the pickup and delivery personnel who work at the outlets in connection with their conduct, such as proper collection and handling of parcels and delivery service fees, adherence to customer privacy standards and timely delivery of parcels. As a result, we or our network partners may suffer financial losses, incur liabilities and suffer reputational damage in the event of theft or late delivery of parcels, embezzlement of delivery service fees, mishandling of customer privacy, misconduct or unlawful behavior towards end customers, or any other behavior that reflects adversely on our business and reputation.

Suspension or termination of a network partner’s services in a particular geographic area may result in a significant interruption or failure to provide services in the corresponding geographic area. A network partner may suspend or terminate its services voluntarily or involuntarily due to various reasons, including a disagreement or dispute with us, failure to make a profit, failure to obtain requisite approvals, failure to maintain licenses or permits or to comply with other governmental regulations, and events beyond our or its control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.” Due to the intense competition in China’s express delivery industry, our existing network partners may also choose to discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace these network partners or find alternative ways to provide services in a timely, reliable and cost-effective manner, or at all. As a result of any service disruptions associated with our network partners, our customer satisfaction, reputation, operations and financial performance may be materially and adversely affected.

We face intense competition, which could adversely affect our results of operations and market share.

We operate in a highly competitive and consolidating industry. We compete primarily with leading domestic express delivery companies, including YTO Express, STO Express, Yunda Express, J&T Express, SF Express, JD Logistics, and the express delivery services provided by China Post, such as EMS. We compete with them based on a number of factors, including network stability, business model, operational capabilities, infrastructure capacity, cost control and service quality. We have historically experienced a decline in the delivery service market prices and we may continue to face downward pricing pressure. If we and our network partners cannot effectively control our costs to remain competitive, our market share and revenue may decline. Additionally, if we have to subsidize our network partners to increase our network partners’ competitiveness, our gross margin may decline. Our competitors may attempt to gain market share by lowering their rates, especially during economic slowdowns or in key regional markets. Such rate reductions may limit our ability to maintain or increase our rates and operating margins and inhibit our ability to grow our business.

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

Our daily operations rely heavily on the orderly performance of our sorting hubs and the pickup and delivery outlets operated by our network partners. Any service disruption at our sorting hubs or the pickup and delivery outlets as a result of a failure or disruption of the automated facilities, under-capacity during peak parcel volume periods, force majeure, third-party sabotage, disputes, employee delinquency or strike, government inspections or regulatory orders mandating service halt or temporary or permanent shutdown would adversely impact our business operations. For example, any ad hoc regulatory inspection by local authorities, such as environmental safety, work safety, equipment safety, fire safety and security checks, on any of our facilities or our network partners’ service outlets may cause business disruptions and suspensions, delay the processing and delivery of parcels and penalties. The outbreak of an epidemic, such as the outbreak of COVID-19, may also cause a significant disruption to our business. For instance, our headquarters, dozens of our sorting hubs and thousands of service outlets across the country suspended operations from time to time in 2022 due to COVID-19 resurgences caused by the Omicron variants, resulting in delays and stoppages of express delivery and a lower-than-expected parcel volume in 2022. The heavy rainfalls and floods in Hebei province in July and August 2023 caused temporary closure of our facilities, sorting hubs and service outlets in Hebei province. If we are required by governmental authorities to implement changes to our facilities or relocate any of our facilities or our network partners’ service outlets, our and our network partners’ operating costs may increase as a result. In the event of service disruptions at our sorting hubs or outlets, parcel sorting or parcel pickup and delivery may be delayed, suspended or stopped. Such parcels would need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and delivery errors. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and result in adverse effects to our entire network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize, our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.

The satisfactory performance, reliability and availability of our technology systems is critical to our ability to deliver high-quality customer services. We rely on the Zhongtian system, a set of centralized technology systems that we developed, which comprises our operational management system, our network management system, our settlement system, our finance system and other systems and mobile apps connecting our network partners to efficiently operate our network. These integrated systems support the smooth performance of certain key functions of our business, such as order tracking, fleet dispatch and management, route planning, and fee settlement. In addition, the maintenance and processing of various operating and financial data is essential to the day-to-day operation of our business and formulation of our strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancements and upgrade to our technology systems and to introduce innovative additions to meet changing operational needs. Continued investment in information technology and equipment to enhance operational efficiency and reliability is part of our growth strategy. While we have significantly increased our spending on technology, such investment may not be sufficient to fully support our expanding business needs. Failure to maintain sufficient spending on technology systems could cause economic losses and put us at a disadvantage to our competitors. We can provide no assurance that we will be able to keep up with technological improvements or that technologies developed by others (including our competitors) will not render our services less competitive or attractive. Any issues impairing the functionality and effectiveness of our systems could result in unanticipated system disruptions, slower response time and impaired user experiences, as well as delays or inaccuracies in reporting operating and financial information.

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

Our business is labor-intensive. As of December 31, 2023, we had a total of 23,554 employees and over 63,000 outsourced personnel. A failure by us or our network partners to maintain a stable and dedicated workforce may result in disruption or delays in the services provided to end customers. We and our network partners often need to hire additional or temporary workers to handle the significant increase in parcel volume following special promotional events such as promotional campaigns on June 18, November 11 and December 12 of each year or during other peak seasons throughout the year. During these periods we have observed an increasingly competitive and tight labor market. In general, this has resulted in, and we expect will continue to result in, increased labor costs driven by higher salaries, social benefits and employee headcounts.

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

We and our network partners have been involved in labor disputes and penalties in the past, though none of these, whether individually or in the aggregate, has had a material adverse impact on us. We and our network partners expect to continue to be involved in labor disputes from time to time, including involvement in various legal or administrative proceedings related to such disputes. Any labor unrest directed against us or our network partners could directly or indirectly prevent or hinder our normal business operations, and, if not resolved in a timely manner, lead to delays in fulfilling our customer orders and decreases in our revenue. Historically, we have experienced an incident where an employee strike of one of our network partners caused a prolonged service suspension in a southern city of China, and we cannot assure you that similar incidents would not happen in the future. We and our network partners cannot always predict or control labor unrest, especially those involving labor not directly employed by us. Further, labor unrest may have a negative effect on general labor market conditions or result in changes to labor laws, which in turn could materially and adversely affect our business, financial condition and results of operations.

We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.

We engage outsourcing firms to provide a large number of personnel to work at our network facilities. As of December 31, 2023, over 63,000 outsourced personnel were active in our operations. We enter into agreements with outsourcing firms and do not have any direct contractual relationship with outsourced personnel, resulting in limited control over them. If any outsourced personnel fail to operate in accordance with instructions, policies and business guidelines set forth by outsourcing firms based on our requirements, our market reputation, brand image and results of operations could be materially and adversely affected.

Our agreements with the outsourcing firms may provide that we are not liable to the outsourced personnel. However, if the outsourcing firms violate any PRC labor laws or regulations or their employment agreements with the personnel, such personnel may file a claim against us as they provide their services at our network facilities. As a result, we may incur legal liability, and our market reputation and brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

We face risks associated with parcels handled and transported through our network and risks associated with transportation.

We handle a large volume of parcels across our network, and face challenges with respect to the protection and inspection of these parcels. Parcels in our network may be stolen, damaged or lost for various reasons, and we and/or our network partners may face actual or alleged liability for such incidents. In addition, we may fail to detect unsafe or prohibited/restricted items. There have been incidents in the past where our network partners failed to strictly implement parcel screening procedures and allowed controlled items to be mailed through our network. Further, unsafe items processed and transported through our network, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, injure their recipients, harm our personnel and result in property damage. Failure to prevent prohibited or restricted items from entering our network may result in administrative or criminal penalties as well as civil liability for personal injury and property damage.

The transportation of parcels involves inherent risks. We have a large number of vehicles and personnel involved in our transportation operations at all times, who are subject to risks associated with transportation safety, including transportation related injuries and losses. For example, our vehicles and personnel may be involved in traffic accidents from time to time, resulting in personal injury and loss or damage to parcels carried by them. In addition, frictions or disputes may occasionally arise from the direct interaction of our personnel with parcel senders and recipients, which may result in personal injury or property damage if such incidents escalate. The insurance policies we carry may not fully cover the damages caused by transportation related injuries or losses.

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

Our past growth rates may not be indicative of our future growth. Our revenue growth in recent years was partly attributable to business acquisition, such as the acquisition of China Oriental Express Co., Ltd. The acquired business of China Oriental Express Co., Ltd. provides freight forwarding services, and our revenue generated from such services amounted to RMB1,529.6 million, RMB1,212.7 million and RMB906.8 million (US$127.7 million) in 2021, 2022 and 2023, respectively, accounting for 5.0%, 3.4% and 2.4% of our total revenues during the same periods, respectively. We plan to further expand our network in response to increasing customer and consumer needs, but we may not succeed in doing so. Even if we are able to expand our network as planned, we may not be able to continue to integrate and optimize a larger network. In addition, as customer and consumer needs at both the national and regional levels are continuously changing, we may not be able to successfully anticipate or respond to such changes. For example, we may experience shortages in our delivery capacity if our expansion fails to accurately and timely match increased customer and consumer demand. Furthermore, our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of our senior management to carry out our strategies effectively, our ability to balance the interests between us and our network partners as well as among our network partners, and our ability to adapt, improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully recruit, train and manage more employees and improve and expand our sales and marketing capabilities. If we are not able to manage our growth or execute our strategies effectively due to any of the foregoing reasons, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

Our long-term growth and competitiveness are highly dependent on our ability to control costs and maintain or raise prices.

To maintain competitive pricing and enhance our profit margins, we must continually control our costs. Effective cost-control measures have a direct impact on our financial condition and results of operations. We have adopted various cost control measures and will continue to add new ones as necessary and appropriate. For example, transportation costs can be reduced through the choice of appropriate vehicles and optimization of transportation routes, and labor costs can be reduced through automation. However, the measures we have adopted or will adopt in the future may not be as effective as expected in improving our financial condition and results of operations. We do not intend to compete with our competitors by introducing aggressive pricing policies, which we consider detrimental to our long-term growth. Delivery services fees charged by our network partners to parcel senders have declined over time, partially as a result of market competition. Our gross profit per parcel is also affected by a variety of other factors, such as an increase or decline in the average weight of parcels handled by us, an increase in the adoption of digital waybills, which have a lower charge rate than traditional paper waybills, an increase or a decrease in delivery services directly provided to certain enterprise customers, and changes in our operating model. For example, the direct shipping model, whereby some parcels are directly shipped by certain volume-qualified network partners to our destination sorting hubs without going through our origination sorting hubs, reduces overall delivery time and operating costs and also lowers our revenues. If we are not able to effectively control our cost and adjust the level of network transit fees based on operating costs and market conditions, our profitability and cash flow may be adversely affected.

We face challenges in diversifying our service offerings and expanding our customer base.

We intend to further diversify our service offerings and expand our customer base to increase the number of revenue sources in the future. New services or new types of customers may involve risks and challenges that we do not currently face. Such new initiatives may require us to devote significant financial and managerial resources and may not perform as well as expected. We may not be able to successfully address customer demand and preferences and our existing network and facilities may not be adaptable enough to accommodate new services or customers. For example, different service offerings will likely require different equipment specifications and service standards, which may require significant time and costs to implement. We may also be inexperienced with operating models and cost structures associated with new types of customers we may choose to pursue. In addition, we may not be able to provide services of sufficient quality, which may result in complaints or liability claims against us, all of which would harm our overall reputation and financial performance. We may also selectively invest in emerging business opportunities in adjacent logistics markets, such as less-than-truckload shipping, leverage our existing network and infrastructure to directly engage in related businesses, or explore new business initiatives which may create synergies with our existing businesses. We cannot assure you that such endeavors will be profitable or that we will be able to recoup our investments with respect to any new services or new types of customers in time or at all.

Damage to our brand image and corporate reputation could materially and adversely impact our business.

We believe our brand image and corporate reputation will play an increasingly important role in enhancing our competitiveness and maintaining our growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior services to our end customers, successfully conduct marketing and promotional activities, manage relationships with and among network partners, manage complaints and negative publicity, and maintain a positive perception of our company, our peers and the express delivery industry in general. For instance, one of our business outlets in Chengdu, Sichuan province, was found to have transported puppies and kittens in an inhumane way as part of pet blind box sales on e-commerce sites in May 2021, which caused damage to our brand image. Any actual or perceived deterioration of our service quality, which is based on an array of factors including customer satisfaction, number of complaints and number of accidents, may subject us to damages, including the loss of important customers. Any negative publicity against us or our peers may harm our corporate reputation and may result in changes to government policies and the regulatory environment. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our customer base and our business and our growth prospects may be adversely affected.

Our business and the business of our network partners are subject to a broad range of PRC laws and regulations. If we or our network partners are deemed to be not in compliance with any of these laws and regulations, our business, reputation, financial condition and results of operations may be materially and adversely impacted.

Our business is subject to governmental supervision and regulation by the PRC governmental authorities, including but not limited to, the State Post Bureau and the Ministry of Transportation. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. See “Item 4. Information on the Company—B. Business Overview—Regulation.” For example, the PRC Postal Law indicates that express delivery companies cannot engage in “posting and mail delivery business exclusively operated by postal enterprises.” However, PRC law does not provide a specific definition for “posting and mail delivery business exclusively operated by postal enterprises.” If such term is specifically defined in the future and if the parcels that we deliver fall into the defined category, we may be considered in violation of such regulation. Further, certain of our network partners may commence express delivery services while still in the process of obtaining Courier Service Operation Permits, and since they use our brand in their businesses, we may be subject to fines or receive order of rectification as a result. Incidents like the foregoing ones may materially and adversely impact our business, reputation, financial condition and results of operations.

The Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, took effect on May 1, 2018 and were amended on March 2, 2019, imposed or revised a number of requirements on us in operating our express delivery business, including the following: (i) we are required to timely file records with the local postal administrations for opening express delivery terminal outlets; (ii) in case we intend to suspend operating express delivery services, we shall make public announcement in advance, submit a written notice to the postal administrative departments, return the Courier Service Operation Permit and make proper arrangements for undelivered express parcels; (iii) we shall not sell, reveal or illegally provide any client information and we shall take remedial measures and report to the local postal administrations in case any client information is revealed or may be revealed; (iv) we shall verify the identity of senders and register their identity information when receiving express parcels and shall not receive their express parcels where senders refuse to furnish identity information or furnish false identity information; (v) we shall refuse to accept prohibited parcels, shall cease sorting, transporting and delivering any parcels which are suspected of containing prohibited items and shall promptly submit a report to governmental authorities and assist in investigations; (vi) we shall formulate our emergency plans, carry out emergency drills and exercises regularly and report emergencies to the local postal administrations; and (vii) clients may claim compensation from us for any delay, missing, damage or shortage of express parcels handled by our network partners, since they use our trademark, corporate name and express waybill. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this regulation. Failure to comply with these regulations result in requirement to rectify, fines, suspension of business for remediation or revocation of Courier Service Operation Permits.

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods, which were promulgated by the PRC Ministry of Transport on August 19, 2016, took effect on September 21, 2016 and were amended on August 11, 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. The operation of our truck fleet is subject to this regulation.

We expect to gradually reduce the number of non-compliant trucks, the non-compliant trucks may be banned and we may be required to modify non-compliant trucks or purchase new ones to replace them. Otherwise, we may be subject to additional penalties under this regulation if we continue to operate trucks that exceed the limits set forth in the regulation.

Pursuant to the PRC E-commerce Law which was promulgated by the Standing Committee of the National People’s Congress on August 31, 2018, and took effect on January 1, 2019, we are subject to certain requirements in e-commerce business, including the following: (i) in providing express logistics services for e-commerce activities, the providers thereof shall abide by laws and administrative regulations, and comply with the service standards and time limits they have promised; (ii) while handing over commodities to consignees, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; in the event that the commodities are received by others for consignees, such express logistics service providers shall obtain the consent of consignees; and while senders handing over commodities to express logistics service providers, such express logistics service provider shall, in accordance with the laws and regulations, examine whether the postal articles are prohibited or restricted from express delivery in the presence of senders; and (iii) express logistics service providers are required to use environmental-friendly packaging materials in accordance with the provisions in an effort to reduce the consumption of packaging materials and implement the recycling measures. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this law. If we are found to be not compliant with the requirements, and we may be required to rectify. In order to adapt to the evolving e-commerce industry, which could have a significant impact on us, we may need to develop or upgrade existing business model. If our efforts to comply with laws and regulations concerning e-commerce business are unsuccessful, our business, financial condition and results of operation may be materially and adversely affected.

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

Existing and new laws and regulations may be enforced from time to time and uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us and/or our network partners. If the PRC government requires additional approvals or licenses, imposes additional restrictions on our or our network partners’ operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us or our network partners to discontinue the relevant business operations. Any of these actions by the PRC authorities may have a material and adverse effect on our business reputation, financial condition and results of operations. Since our network partners use our brand in their businesses, if they are found to be noncompliant with PRC laws and regulations, our business, reputation, financial condition and results of operations may be materially and adversely impacted.

Any lack of requisite approvals, licenses or permits applicable to our business operations or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.

We and our network partners are required to hold a number of licenses and permits in connection with our business operation, including, but not limited to, Courier Service Operation Permits and Road Transportation Operation Permits.

Under PRC laws, an enterprise that operates and provides express delivery services must obtain a Courier Service Operation Permit listing out all the regions it and its branches are allowed to operate in. Such enterprise needs to make a filing with the postal authority to update or renew its Courier Service Operation Permit to include any additional regions it plans to expand into. The consolidated affiliated entities engaging in the express delivery services need to obtain the Courier Service Operation Permits, which based on our geographical coverage would cover the majority part of China. The consolidated affiliated entities are required to timely make all required filings with the postal authorities including to update or renew their Courier Service Operation Permits with respect to the regions they operate in. Failure to make such filings may result in a correction order or fines. In addition, an enterprise engaging in road freight transportation is required to obtain a Road Transportation Operation Permit from the relevant county-level road transportation administrative bureau unless the vehicles used are ordinary freight vehicles with a total mass of 4.5 tons or less. Similarly, our network partners also need to obtain necessary licenses and permits to operate express delivery and transportation business. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. In addition, companies that apply for the Courier Service Operation Permit are subject to certain service capability requirements. If any of the consolidated affiliated entities are found to obtain the Courier Service Operation Permits by improper means such as fraud or bribery, such entities may be subject to a fine ranging from RMB10,000 to RMB30,000, their Courier Service Operation Permits may be revoked by the postal administration department and they cannot re-apply to obtain the permit for a period of three years.

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

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For instance, the PRC E-commerce Law establishes additional standards in the express delivery industry. The PRC Foreign Investment Law, promulgated on March 15, 2019 and effective on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. Further, the State Council also promulgated the Interim Regulations on Express Delivery on March 2, 2018. The Interim Regulations on Express Delivery, which took effect on May 1, 2018 and were amended on March 2, 2019, stipulate additional requirements and filing procedures for courier service operators in operating new express delivery terminal outlets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our that business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

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

The success of our business largely depends on our ability to maintain and further enhance our service quality. We provide our network partners, who are our direct customers, with access to our line-haul transportation and sorting network. Together with our network partners, we provide complete door-to-door express delivery services to our end customers, which consist mainly of e-commerce merchants and other express delivery service users. If we or our network partners are unable to provide express delivery services in a timely, reliable, safe and secure manner, our reputation and customer loyalty could be negatively affected. If our customer service personnel fail to satisfy individual customer needs and respond effectively to customer complaints, we may lose potential or existing end customers and experience a decrease in customer orders, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with the financial services we provide to network partners.

We provide financial services to qualified network partners. A qualified network partner must meet certain criteria set by us, such as having a legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. Under PRC laws, an enterprise must obtain business licenses with corresponding business scope and/or approvals or filings from the governmental authorities related to operating and providing financial services, and our company is compliant with the laws and regulations in the PRC in all material aspects during the 2021, 2022 and 2023 with regard to the provision of such financial services. In connection with the financial services we provide to qualified network partners, we have obtained the requisite business licenses and/or approvals under PRC laws and regulations through various PRC subsidiaries. We have entered into agreements with qualified network partners and have committed and will continue to commit our own capital, which has had, and may continue to have, a negative impact on our cash flow. However, we cannot assure you that the consolidated affiliated entities have timely made all required filings with the governmental authorities including to update or renew their business licenses, approvals or filings, and the failure may subject us to a correction order or fines.

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

In order to implement our strategies and expansion plan, we made significant capital expenditures on the acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the growth of our business. We paid an aggregate of approximately RMB9.3 billion, RMB7.4 billion RMB6.7 billion (US$0.9 billion) in 2021, 2022 and 2023, respectively, for purchases of property and equipment and purchases of land use rights. To facilitate our future expansion, including the entry into new sectors, we may need to continue to make substantial capital expenditures.

Significant capital expenditures are associated with certain inherent risks. We may not have the resources to fund investments that we have committed to making. Even if we have sufficient funding, the assets that best suit our needs may not be available at reasonable prices or at all. For example, land resources may be scarce in an area that best fits our network expansion plan due to local zoning plans or other regulatory controls. In addition, we are likely to incur capital expenditures earlier than all of the anticipated benefits, and the return on these investments may be lower, or may be realized more slowly, than we expected. In addition, the carrying value of the related assets may be subject to impairment, which may adversely affect our financial condition and operating results.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with e-commerce in China. For example, our customers generally record fewer purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Furthermore, when e-commerce platforms hold special promotional campaigns, which they do for example on June 18, November 11 and December 12 of each year, we typically observe peaks of parcel volume immediately following these campaigns. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, our results of operations and the trading price of our Class A ordinary shares and/or ADSs may fluctuate from time to time due to seasonality.

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our line-haul transportation costs and operational results.

Fuel costs and transportation expenses incurred in connection with the use of third-party transportation services represent 13%, 17% and 19% of our line-haul transportation costs in 2021, 2022 and 2023, respectively. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control-measures or pass on incremental costs to our customers. For example, fuel price increases due to international factors, such as the Ukraine-Russia conflict and the Israeli-Palestinian conflict, may adversely impact our gross profit margin. As a result, our operating margin and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business and Industry⸺We face risks related to severe weather conditions and other natural disasters, health epidemics and other outbreaks, such as the outbreak of COVID-19, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

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

Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.

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

Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security.  On December 28, 2021, the Cyberspace Administration of China and twelve other government authorities promulgated the new Measures for Cybersecurity Review, or Cybersecurity Review Measures, which took effect on February 15, 2022, to replace the original measures promulgated in 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that the network platform operators holding over one million users’ personal information shall declare to the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any administration department of any such critical industry and sector. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have certain discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would ultimately be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. As of the date of this annual report, we have not received any official letter or document issued by the competent governmental authorities identifying us as a critical information infrastructure operator under the Regulations on the Security Protection of Critical Information Infrastructure, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis and we have not received any inquiry, notice, warning, or sanctions in such respect. We may need to declare to the Cybersecurity Review Office for a cybersecurity review and we may not be able to ascertain the results of such a declaration. If we are unable to comply with the cybersecurity, data privacy and critical information infrastructure requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. The Measures on Security Assessment of Cross-border Data Transfer shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. Pursuant to such measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. If we are required for the security assessment of outbound data transfer, we face uncertainties as to whether such assessment or any other specific related actions can be timely completed, or at all. If we fail to comply with such requirements may subject us to suspension of services, fines, and revoking business permits or business licenses, among other things.

Apps are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (Revised in 2022), promulgated by the Cyberspace Administration of China, last amended on June 14, 2022 and became effective on August 1, 2022. These provisions set forth the requirements on the app information service and the app distribution service. The Cyberspace Administration of China and its local branches shall be responsible for the supervision and administration of nationwide and local app information content respectively. We are currently in compliance with these provisions in all material aspects and we may still have to invest certain cost to ensure our app operation continuous compliance with the regulatory requirements.

In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the PRC Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, overseas offering and listing by domestic companies shall strictly abide by the laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review (for example, a cybersecurity review), the national security review procedures must be completed before the application for such offering and listing is submitted to overseas regulators and foreign stock exchanges. If we are not able to comply with the requirements under the laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity, data security and other aspects in a timely manner, or at all, our future capital raising activities may be materially and adversely affected.

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

To consolidate and optimize our delivery capacity in key geographic areas in China, we conducted certain asset and equity acquisitions from 2014 to 2016. In 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries. In June 2018, we made a strategic investment of approximately US$168 million to acquire an approximately 15% equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2021, 2022 and 2023. Furthermore, we continually review our equity method investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary” and impairment loss needs to be recognized. The primary factors that we consider include the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee and other company specific information such as recent rounds of financing. If the condition or performance of the equity investees has changed in the future, we may have to record additional impairment charges in future accounting periods. If we need to recognize significant impairment losses on equity investments, our results of operations will be materially and adversely affected.

In addition, we may consider strategically acquiring other companies, businesses, assets or technologies that are complementary to our business and operations as part of our growth strategy. The strategic acquisition and subsequent integration of new businesses is likely to require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate the financial results we expect and may be loss making over time. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. We may not be able to successfully integrate the businesses and assets we have acquired or to timely and effectively train and integrate the employees into our operations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.

In August 2022, we have issued US$1 billion in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may require us to repurchase for cash all or part of 2027 Notes on September 2, 2025, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$36.48 per ADS and is subject to adjustment under the terms of the capped call transactions. We may not have sufficient funds to pay the interest or fulfill other obligations under these notes.

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

We regard our trademarks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our business. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. We may fail to register, maintain and enforce intellectual property rights in the market where we operate if we do not provide sufficient evidence required by governmental authorities. The interpretation and enforcement of the laws and regulations and the enforcement practices by the governmental authorities may be changed if the laws and regulations change.  Confidentiality agreements and license agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in the market where we operate. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot provide any assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we were named as a defendant in certain putative shareholder class action lawsuits in the United States. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” All of these cases were voluntarily dismissed without prejudice in 2021 other than one case in which the court rendered a judgment in 2021 in favor of us and the other defendants. We may be involved in more class action lawsuits in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Claims, lawsuits and other regulatory actions under competition laws may subject us to penalties, constraints on our business and damage to our reputation.

The PRC government strengthened enforcement against monopoly agreements, concentration of undertakings, abuse of dominant market position and other anti-competitive activities in recent years. We may incur significant expenses and devote significant resources and efforts toward ensuring compliance with the existing and new laws, regulations, rules and other regulatory requirements that may be enforced from time to time. If we fail to comply with the competition laws, regulations, rules and other regulatory requirements, we may also be subject to investigations, penalties, sanctions, claims, lawsuits and other legal and regulatory proceedings, which could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.

As of March 31, 2024, we have not obtained land use rights certificates with respect to an aggregate gross land area of approximately 139,000 square meters of sorting hubs and property ownership certificates with respect to an aggregate gross floor area of approximately 1,113,000 square meters of buildings. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates. We have also used some new buildings before we finish filing of as-built inspection on such buildings. Furthermore, although it is customary for express delivery services providers to construct buildings on industrial land as their offices, delivery and sorting hubs or outlets, depending on the attitude and supervision of the government authority, we could be asked to use the building in line with the approved usage specified on certain licenses of such buildings.

In connection with the construction of structures on our property, we are required to obtain requisite licenses, permits, certificates and approvals, including but not limited to, land use rights certificates/real estate certificates, construction land planning permits, construction works planning permits, construction work commencement permits and completion certificates from the government authorities in China. If we fail to obtain or renew such certificates, permits, registrations, filings, approvals and licenses in a timely manner, we may be subject to penalties and sanctions, including fines, rectification orders, construction suspension orders and demolition orders, all of which may adversely affect our construction efforts. We have not been in full compliance with certain construction and land use requirements under PRC laws and regulations. For example, we have commenced certain construction projects prior to obtaining requisite permits and put completed buildings into use before passing the requisite inspection and acceptance tests. Our non-compliance with these requirements has resulted in penalties imposed by the government authorities.

Any of the foregoing risks could result in significant disruption to our operations and result in additional costs, which could adversely affect our business, financial condition and results of operations.

Our use of certain leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of March 31, 2024, for a small portion of our leased sorting hubs and offices, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property title certificates, approvals or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by PRC laws. The failure to register leasehold interests may expose us to potential fines.

Furthermore, some of our leased properties do not have title certificates or approvals and, the owner or lessor of such property may not have the right to lease such property to us. For example, certain properties we lease in Beijing for our sorting hub and office do not have a title certificate due to lack of appropriate approval during its construction, and the owner of such property had received notice from government authorities indicating that the construction was illegal. Although the authorities have not mandated the owner to dismantle the property, our use of the leased property may be affected in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We are currently using our best efforts to find an alternative location in Beijing, including purchasing a new piece of land, to mitigate the risk arising from such title deficiency. However, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

We may be penalized if we fail to comply with regulations on commercial franchising.

We are engaged in commercial franchising, which refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Commercial Franchising.” Under the relevant regulations, we are required to file our cooperation arrangements with network partners with the PRC Ministry of Commerce or its local counterparts. As of March 31, 2024, we have not received any order from any governmental authorities to make such filing.

If the authorities determine that we have failed to report franchising activities in accordance with the regulations, we may be subject to report within a specified time limit and fines ranging from RMB10,000 to RMB50,000 and if we fail to comply within the rectification period determined by the competent governmental authority, we may be subject to an additional fine ranging from RMB50,000 to RMB100,000 and the governmental authority may issue a public reprimand.

We are uncertain about the recoverability of our input value-added tax, which may affect our financial positions in the future.

As of December 31, 2021, 2022 and 2023, our input value-added tax, or VAT, amounted to RMB2,290.9 million, RMB2,296.2 million and RMB2,704.2 million (US$380.9 million), respectively. Input VAT can be deducted from output VAT payable. The VAT recoverable is mainly the net difference between output and input VAT. We did not encounter any disputes with the relevant taxation authorities on the amounts of VAT recoverable during 2021, 2022 and 2023. However, we cannot guarantee the recoverability of input VAT in the future because the rules, regulations and policies governing VAT may change in the future, which may have an impact on VAT recoverable. If we fail to recover our input VAT, our financial positions would be adversely affected.

According to PRC laws and regulations, the tax authorities shall order to rectify loss of invoices or unauthorized destruction of invoices and may impose a fine of no more than RMB10,000; if the circumstances are serious, a fine ranging from RMB10,000 to RMB30,000 shall be imposed; any illegal income shall be confiscated. We may be required to rectify and pay fines if the aforementioned circumstances occur.

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

Our business could be adversely affected by severe weather conditions and natural disasters, such as snowstorms, earthquakes, fire, typhoons or floods, or an outbreak of COVID-19, avian influenza, severe acute respiratory syndrome, influenza A (H1N1), H7N9 or another epidemic. Any of these occurrences could cause severe disruptions to our daily operations and may warrant a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics. For example, outbreaks of COVID-19 beginning in 2020 resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China, and our headquarters, dozens of our sorting hubs and thousands of service outlets across the country also suspended operations from time to time in 2022 due to COVID-19 resurgences caused by the Omicron variants.

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

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services. According to the Negative List for Foreign Investment Access, foreign investment is prohibited in the establishment of any postal enterprise and in the establishment of any domestic mail delivery services. Postal enterprises refer to the China Post Group and its wholly owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products.

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

ZTO is a Cayman Islands holding company with no equity ownership in ZTO Express. We conduct our operations in China primarily through our PRC subsidiaries and ZTO Express with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with ZTO Express do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of ZTO Express which contribute to 81.4% of our revenues in 2023. Our holding company in the Cayman Islands, ZTO Express and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a group.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that we, ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

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

If we had direct ownership of ZTO Express, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of ZTO Express, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the VIE and its shareholders to perform of their obligations under the contracts to exercise our ability to direct the activities of the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore may be subject to the uncertainties with respect to the legal system in the jurisdiction where we operate. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our ability to direct the activities of the relevant portion of our business operations as compared to if we had direct ownership over the VIE.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of ZTO Express refuse to transfer their equity interest in ZTO Express to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Due to the significant number of shareholders in ZTO Express, we may not be able to obtain consent and cooperation from all the shareholders in further actions with respect to ZTO Express, such as the transferring the shareholders’ respective equity interests in ZTO Express to our designee. In addition, if any third parties claim any interest in such shareholders’ equity interests in ZTO Express, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. For example, even though we have obtained spousal consents from spouses of our six key shareholders of ZTO Express, who collectively hold 73.8% of the equity interests in ZTO Express, we have not required spousal consents to be entered into by the rest of the shareholders of the VIE. With respect to those shareholders, we cannot assure you that our WFOE will be able to exercise or enforce its rights in full under our contractual arrangements in the event of a dispute between the shareholder and his or her spouse. If these or other disputes between the shareholders of the VIE and third parties were to impair our ability to direct the activities of ZTO Express, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Changes in the PRC laws and regulations could limit our ability to enforce these contractual arrangements. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the VIE, and our ability to conduct our business may be negatively affected.

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

Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law, the Overseas Listing Trial Measures and the recently amended PRC Company Law.

The PRC Foreign Investment Law replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law stipulates four forms of foreign investment, including (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity, property shares, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) a foreign investor invests through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

The Overseas Listing Trial Measures was promulgated and became effective on March 31, 2023, under which PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report the required information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. In addition, such issuers are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to conversion of listing status in overseas markets (such as switching from secondary listing to dual primary listing). There may be updates and changes in the interpretation, application and implementation of the Overseas Listing Trial Measures. In addition, the CSRC requires the issuer to explain its contractual arrangements and requires the PRC legal counsel of the issuer to verify and explain the issues regarding the contractual arrangements pursuant to the Overseas Listing Trial Measures. Pursuant to the “Reply to the Reporter’s Question by the CSRC Responsible Officers” which was published on February 17, 2023, for the overseas listing of VIE-structured enterprises, the filing management will adhere to the principles of marketization and legalization, and strengthen regulatory coordination, and the CSRC will seek the opinions of the competent authorities, put the overseas listing of VIE-structured enterprises which meet the compliance requirements on file, and support the development and growth of enterprises using two markets and two resources. Though it does not prohibit the overseas listing of VIE-structured enterprises, the compliance requirements of VIE-structured enterprises were not explicitly listed or defined. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the CSRC regarding to the overseas listing of VIE-structured enterprises. If the CSRC deems that we have failed to meet the filing or reporting requirements or our contractual arrangements do not comply with current compliance requirements or future laws, administrative regulations or provisions, our corporate structure, business operations and future capital raising activities will be materially and adversely affected.

The PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, was most recently amended on December 29, 2023 and will become effective on July 1, 2024. The PRC Company Law provides new requirements for companies established within the territory of the PRC, such as the time limit for contribution of capital, changes to corporate governance matters, among others, which also applies to foreign investment enterprises in the PRC. If we fail to meet the new requirements under the recently amended PRC Company Law, our corporate structure and business operations will be materially and adversely affected.

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

Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us.

We conduct our business primarily through our subsidiaries and the consolidated affiliated entities in China. Our operations in China are governed by the laws and regulations of China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. As a civil law jurisdiction, the legal system of China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

The laws and regulations of China have significantly enhanced the protections afforded to various forms of foreign investments in mainland China for the past decades. However, because certain laws and regulations are relatively new, and because of the limited volume of published decisions, the interpretation and enforcement of these laws and regulations may evolve.

Furthermore, the legal system of China is based in part on government policies and China is geographically large and divided into various provinces and municipalities. As such, different regulations and policies may have different and varying applications and interpretations in different parts of China, and it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, certain administrative and court proceedings in China may result in substantial costs and diversion of resources and management attention.

PRC government has complex regulatory requirements on the conduct of our business and it has recently promulgated certain regulations and rules to exert more oversight over offerings that are conducted overseas and/ or foreign investment in China-based issuers. Such action could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations may be promulgated in the future, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Official guidance and related implementation rules of these opinions have not been issued yet. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, which became effective on March 31, 2023, under which PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report the required information. According to the Circular of Overseas Listing and Offering, issuers that have already been listed in an overseas market by March 31, 2023, such as our company, are not required to make any immediate filing. However, under the Overseas Listing Trial Measures, such issuers will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. In addition, such issuers are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to conversion of listing status in overseas markets (such as switching from secondary listing to dual primary listing). The interpretation, application and implementation of the Overseas Listing Trial Measures may be enacted in the future. The Overseas Listing Trial Measures also stipulates that overseas offering and listing by domestic companies shall strictly abide by the laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review (for example, a cybersecurity review), the national security review procedures shall be completed before the application for such offering and listing is submitted to overseas regulators and foreign stock exchanges. Therefore, we may incur significant time, costs and resources to comply with these newly implemented regulatory requirements under the Overseas Listing Trial Measures and face uncertainties as to such approvals, filings and reporting obligations.

We may be required to go through these approval, filing and reporting procedures with the CSRC and other regulatory authorities for our offshore offerings and future capital raising activities, including the cybersecurity review under the Cybersecurity Review Measures and declaration of security assessment on data cross-border transfer under the Measures on Security Assessment of Cross-Border Data Transfer, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings and future capital raising activities, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay, restrict or prohibit our future capital raising activities, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries and the consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the consolidated affiliated entities. We may make loans to our PRC subsidiaries and the consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation of the PRC or its local branch, reporting of foreign investment information with the Ministry of Commerce, or registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the consolidated affiliated entities, which are PRC domestic companies. Further, we are not likely to finance the activities of the consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

The State Administration of Foreign Exchange promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Supplementary Circular of the Comprehensive Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Circular from the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, and the Circular from the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign - invested Enterprises in Certain Areas. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the State Administration of Foreign Exchange will permit such capital to be used for equity investments in China in actual practice. The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the State Administration of Foreign Exchange promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 4, 2023, the State Administration of Foreign Exchange promulgated the Notice on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which further facilitated the foreign exchange receipts and payment, expanded capital account-related facilitation policies, and optimized the foreign exchange administration for the capital account. However, since this regulation is newly promulgated, it is unclear how the State Administration of Foreign Exchange and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or consolidated affiliated entities or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or consolidated affiliated entities when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the State Administration of Foreign Exchange, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain the approval of the State Administration of Foreign Exchange to use cash generated from the operations of our PRC subsidiaries and variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. For example, People’s Bank of China announced that from November 28, 2016, buying, paying or making capital expenditure of more than US$5 million or its equivalent must be reported as large-amount transaction to the State Administration of Foreign Exchange. Once reported to the State Administration of Foreign Exchange, such large-amount transactions are subject to examination of authenticity and compliance by the PRC Ministry of Commerce, the National Development and Reform Commission, the State Administration of Foreign Exchange, People’s Bank of China or other competent authorities. Although the State Administration of Foreign Exchange issued a statement stating that amounts from legitimate business transactions and capital reduction would not be affected, the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, on August 8, 2006, the PRC Ministry of Commerce issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, which took effect on September 8, 2006 and were amended on June 22, 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands; or (iv) certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on September 18, 2018, were triggered. In addition, the Provisions on the Review of Concentrations of Undertakings promulgated by the State Administration for Market Regulation, which became effective on April 15, 2023, further stipulates the detailed rules of declaration and examination of concentration of business operators. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and recently amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be declared to the PRC Ministry of Commerce before they can be completed. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If we fail to comply with the Anti-Monopoly Law and other rules and provisions related to mergers and acquisitions in PRC, we may be subject to investigations, penalties and sanctions, including fines and termination of the mergers and acquisitions. Historically, certain subsidiaries commenced merger and acquisition transactions prior to filing a declaration. It remains uncertain whether such other subsidiaries or us will be subject to investigations, penalties and sanctions by the government authorities.

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

On July 4, 2014, the State Administration of Foreign Exchange has promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of the State Administration of Foreign Exchange in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with local branches of the State Administration of Foreign Exchange. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its filed registration with the local branch of the State Administration of Foreign Exchange with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the State Administration of Foreign Exchange. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. The Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investment and outbound overseas direct investment, including those required under SAFE Circular 37, will be filed with qualified banks instead of the State Administration of Foreign Exchange. The qualified banks will directly examine the applications and accept registrations under the supervision of the State Administration of Foreign Exchange.

All of our shareholders that we are aware of being subject to the regulations promulgated by the State Administration of Foreign Exchange have completed all necessary initial registrations with the local branch of the State Administration of Foreign Exchange or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may thereafter continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of the identities of PRC residents holding a direct or indirect interest in our company. Any failure or inability by such individuals to comply with the regulations promulgated by the State Administration of Foreign Exchange may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, the interpretation and implementation of the foreign exchange regulations has been constantly evolving, these regulations, and any future regulation concerning offshore or cross-border transactions, may be interpreted, amended and implemented by the governmental authorities in the future. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly listed companies may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies may submit applications to local branches of the State Administration of Foreign Exchange for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the State Administration of Foreign Exchange on February 15, 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and applicable non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure to complete registrations of the State Administration of Foreign Exchange may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

The State Taxation Administration has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

It may be difficult for overseas securities regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) may be difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China and vice versa. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective on March 1, 2020, no overseas securities regulator may directly conduct investigations or collect evidence and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as stipulated under Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China may further increase difficulties faced by you in protecting your interests.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Taxation Administration of the PRC issued the Circular of the State Taxation Administration on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, as amended on November 8, 2013 and December 29, 2017 and partially invalid, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Taxation Administration on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that ZTO is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and further interpretation of the term “de facto management body.” If the PRC tax authorities determine that ZTO is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. Further interpretations may make it clear on whether non-PRC shareholders of ZTO would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZTO is treated as a PRC resident enterprise.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Taxation Administration of the PRC issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or STA Public Notice 7, which was recently amended on December 29, 2017. According to STA Public Notice 7, where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7 provides clearer criteria than STA Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. PRC taxable assets include assets attributed to an establishment or place of business in China, real properties located in China, and equity investments in PRC resident enterprises, with respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was clearly established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to the Announcement of the State Taxation Administration on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or STA Announcement 37, which became effective on December 1, 2017 and amended on June 15, 2018, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Public Notice 7 and STA Announcement 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Public Notice 7. As a result, we may be required to expend valuable resources to comply with STA Public Notice 7 and STA Announcement 37 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Some of our subsidiaries and consolidated affiliated entities are entitled to a favorable statutory enterprise income tax rate of 15% or 10% because of their qualifications as a high and new technology enterprise,  or as a key software enterprise, or as enterprises within the Catalogue of Encouraged Industries in Western Regions or because of favorable local tax treatment for various terms. The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Zhongtongji Network, our wholly owned subsidiary, has enjoyed a preferential enterprise income tax rate of 15% as a high and new technology enterprise since 2017. It recently renewed this status for another three-year period in November 2023. We cannot assure you that Shanghai Zhongtongji Network will continue to qualify as a high and new technology enterprise when it is subject to review in the future. Should Shanghai Zhongtongji Network lose this qualification for any reason, it will no longer enjoy the 15% preferential tax rate, and its applicable enterprise income tax rate may increase to 25%. If Shanghai Zhongtongji Network does not maintain its status as a high and new technology enterprise, our financial condition and results of operation could be materially and adversely affected. In addition, in 2023, six of the consolidated affiliated entities located in the municipalities or provinces of Sichuan, Guizhou, Yunnan and Shaanxi benefitted from a 15% preferential income tax rate as qualified enterprises within the Catalogue of Encouraged Industries in Western Regions. The preferential income tax rate will expire as of December 31, 2030. Furthermore, Shanghai Zhongtongji Network was recognized as a key software enterprise status in 2023 and thus was entitled to a preferential tax rate of 10% for the fiscal year of 2022.

We may be required to register our operating offices outside of our residence addresses as branch offices under PRC law.

Under PRC law, a company setting up premises for business operations outside its residence address shall register and obtain business licenses for branch offices at the competent local administration for market regulation. We may expand our delivery network in the future to additional locations in China, and we may not be able to register branch offices which operate outside our company’s residence address in a timely manner due to a multiple procedural requirements and relocation of branch offices from time to time. If the PRC regulatory authorities determine that we are in violation of the laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be adversely affected.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the PRC regulations for and on behalf of our employees due to differences in local regulations and different implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. Although we have recorded accruals for estimated underpaid amounts in our financial statements, we may be subject to fines and penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for the interest on underpayments and penalties that may be imposed by the PRC government authorities in the financial statements. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the low and high closing prices of our ADSs on NYSE in 2023 were US$19.83 and US$29.44, respectively. Likewise, the low and high closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2023 were HK$152.80 and HK$234.80, respectively.

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

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by The LMS Family Trust, with Mr. Meisong Lai as the settlor and Mr. Meisong Lai and his family members as beneficiaries, holds 206,100,000 Class B ordinary shares. Mr. Meisong Lai exercises the power to vote these shares which, due to the disparate voting powers associated with our dual-class share structure, constitutes 77.7% of the aggregate voting power of our company as of March 31, 2024. Consequently, Mr. Meisong Lai has decisive influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and/or ADSs may view as beneficial.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Meisong Lai, our chairman of the board of directors and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Techniques employed by short sellers may drive down the market price of our listed securities.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

We have been, and continue to be, the subject of unfavorable allegations made by short sellers. In March 2023, Grizzly Research LLC published two short seller reports against us. The audit committee of the board of directors of our company has conducted an independent review of the allegations raised in the short seller reports, with the assistance of independent professional advisors, including independent counsel and forensic accounting experts. The independent investigation is substantially complete. Based on findings of the independent investigation, the Audit Committee has concluded that the allegations in the short seller reports are not substantiated. Regardless of whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could negatively impact the market price of our securities and our business operations.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted share incentive plans for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In June 2016, we also established an employee shareholding platform to allow our employees in the PRC to receive share incentives. We account for shared-based compensation for these share incentive awards using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. We will incur additional share-based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2016 Share Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Shareholding Platform.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Conversion of our convertible senior notes may dilute the ownership interest of the existing shareholders.

The conversion of some or all of 2027 Notes will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs and/or Class A ordinary shares issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our Class A ordinary shares and/or the ADSs. In addition, the existence of the 2027 Notes may encourage short selling by market participants because the conversion of the 2027 Notes could depress the price of our Class A ordinary shares and/or the ADSs. The prices of our Class A ordinary shares and/or the ADSs could be affected by possible sales of our Class A ordinary shares and/or the ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our Class A ordinary shares and/or the ADSs.

In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties in order to reduce the potential dilution with respect to our ADSs upon such conversion and/or offset any cash payments that we will be then required to make in excess of the principal amount of the converted notes.  Such strategy with respect to the capped call transactions is subject to the risks described under “If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.”  Furthermore, if the market price per ADS, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution upon conversion of the notes to the extent that such market price exceeds the cap price of the capped call transactions (subject to our ability to elect, subject to certain conditions, to settle the capped call transactions in cash, in which case we would not receive any ADSs from the option counterparties upon settlement of the capped call transactions).

Provisions of our convertible senior notes could discourage an acquisition of us by a third-party.

Certain provisions of the 2027 Notes could make it more difficult or more expensive for a third-party to acquire us, or may even prevent a third-party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the 2027 Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third-party, these provisions could have the effect of depriving our shareholders of an opportunity to sell their securities at a premium over prevailing market prices.

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

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, investors may need to mainly rely on price appreciation of our Class A ordinary shares and/or ADSs for return on their investments.

On March 19, 2024, our board of directors approved a cash dividend of US$0.62 per ADS and ordinary share for the fiscal year 2023 to holders of ADSs and ordinary shares of record as of the close of business on April 10, 2024.

On March 19, 2024, our board of directors approved a semi-annual cash dividend policy, under which, starting from 2024, we will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to no less than 40% of our distributable profit in such fiscal year, or as otherwise authorized by our board of directors. Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. In addition, the amount, timing, and whether or not we actually distribute dividends at all remains entirely at the discretion of our board of directors. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Our board of directors may revise our dividend policy or it may choose to cancel our dividend policy entirely. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares or ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased our Class A ordinary shares or ADSs. You may not realize a return on your investment in our Class A ordinary shares or ADSs, and you may even lose your entire investment in our Class A ordinary shares or ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions that have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, such provisions include a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by our founder. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Subject to our memorandum and articles of association and in compliance with the Hong Kong Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and/or ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take actions against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or in Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. For example, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Hong Kong. We have elected to follow home country practice in lieu of the corporate governance requirements of the New York Stock Exchange with respect to the adoption of our 2024 Share Incentive Plan without the approval of our shareholders. In this respect, and in other respects if we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have elected to follow home country practice in lieu of the corporate governance requirements of the New York Stock Exchange with respect to the adoption of our 2024 Share Incentive Plan without the approval of our shareholders. In this respect, and in other respects if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We incur increased costs as a result of our listing on the Hong Kong Stock Exchange.

As a public company listed on the Hong Kong Stock Exchange, we are subject to laws, rules and regulations in Hong Kong that are applicable to us. As a dual-listed company in Hong Kong and the United States, we have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regime governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We have been and will continue to incur additional costs and expenses in complying with the complex regulatory systems on both markets, in particular, after the conversion to dual-primary listing on the Hong Kong Stock Exchange effective as of May 1, 2023. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our Class A ordinary shares or the ADSs and reputation and subject us to administrative penalties.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

We will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2023 and we do not anticipate being or becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”.

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

In 2014 and 2016, the Hong Kong Stock Exchange collaborated with Shanghai Stock Exchange and Shenzhen Stock Exchange separately to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. We have been included in the Stock Connect since March 4, 2024, which allows eligible mainland Chinese investors to trade directly our Class A ordinary shares listed on the Hong Kong Stock Exchange and increases the liquidity of our Class A ordinary shares on the Hong Kong Stock Exchange. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange is not sustained, the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with our initial public offering of Class A ordinary shares in Hong Kong, we have established a branch register of members in Hong Kong, which we refer to as the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in our initial public offering of Class A ordinary shares in Hong Kong and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS-ordinary share conversion and trading between NYSE and the Hong Kong Stock Exchange, we also moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The ad valorem stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.          History and Development of the Company

We commenced our express delivery service business through Shanghai Zhongtongji Express Service Co., Ltd. in Shanghai, China in January 2009. This entity operated express delivery services in Shanghai, Anhui Province, Jiangsu Province and Zhejiang Province, and authorized and cooperated with third-party business partners to operate ZTO-branded express delivery services elsewhere in China.

In January 2013, the shareholders who owned Shanghai Zhongtongji Express Service Co., Ltd., together with 15 network partners located in the cities and provinces mentioned above, established ZTO Express as a holding company.

In January 2014, ZTO Express acquired businesses and assets of Shanghai Zhongtongji Express Service Co., Ltd. and eight network partners that were wholly owned by some of the shareholders who formed ZTO Express.

In October 2015, ZTO Express and its wholly owned subsidiaries acquired express delivery businesses from 16 network partners and their respective shareholders in exchange for equity interests in ZTO and cash.

In April 2015, ZTO was incorporated under the laws of the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Upon its incorporation, ZTO issued 600,000,000 ordinary shares to the British Virgin Islands holding vehicles of the then shareholders of ZTO Express, in proportion to these shareholders’ then respective share percentage in ZTO Express. ZTO established ZTO Express Limited in British Virgin Islands as its wholly-owned subsidiary in April 2015. ZTO Express Limited subsequently established ZTO Express (Hong Kong) Limited as its wholly owned subsidiary in May 2015.

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

Zhongtongji Network entered into a series of contractual arrangements, including an exclusive call option agreement, an equity pledge agreement, a voting rights proxy agreement, as described in more detail below, irrevocable powers of attorney and an exclusive consulting and services agreement and its supplemental agreement, with ZTO Express and its shareholders, and obtained spousal consent letters by the spouses of six key shareholders of ZTO Express. These shareholders are Messrs. Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, collectively holding 73.8% of the equity interests in ZTO Express.

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

In June 2018, we made a strategic investment of approximately US$168 million to acquire an approximately 15% equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. Our strategic investment in Cainiao Post was done in conjunction with four other leading express delivery companies in China, including YTO Express, STO Express, Yunda Express, and Best Inc., in the aggregate amount of approximately US$495 million.

On September 29, 2020, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2057.” We raised approximately HK$11.1 billion (US$1.4 billion) from the public offering of Class A ordinary shares in connection with our secondary listing in Hong Kong, after deducting underwriting commissions and the offering expenses payable by us.

On May 1, 2023, our voluntary conversion of our secondary listing status to primary listing on the Hong Kong Stock Exchange became effective, and ZTO became a dual-primary listed company on the Main Board of the Hong Kong Stock Exchange and the NYSE.

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

We have developed an extensive and reliable delivery network in China. As of December 31, 2023, our network infrastructure consists of 99 sorting hubs with 464 automation lines, over 3,900 line-haul routes serviced by over 10,000 line-haul vehicles that we own and operate, and approximate 6,000 direct network partners operating over 31,000 pickup/delivery outlets and over 110,000 last-mile posts. Our network covers over 99% of cities and counties in China.

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
• Full delivery service fee, which comprises of:
• (1) Pickup service fee
• (2) Transit service fee
• (3) Last-mile delivery fee
1 2 3
2 3
Payment to ZTO Express
• (2) Transit service fee
• (3) Last-mile delivery fee
3
Payment to Delivery Network Partners & Couriers
• (3) Last-mile delivery fee
ZTO
中通快递
ZTO EXPRESS
Senders
Pickup Outlet
Regional Sorting Hub
Regional Sorting Hub
Delivery Outlet
Recipients
First-Mile
Short-Haul
Line-Haul
Short-Haul
Last-Mile
Fund flow
Parcel flow
Fees in blue
ZTO Express' revenue

The full delivery fees collected by pickup outlets upfront from the senders typically comprise (i) the pickup service fees, (ii) the network transit fees payable to our company; and (iii) the last-mile delivery fees payable to network partners who operate the delivery outlets, and individual couriers. After collection, pickup outlets would keep the pickup service fees, and pay the network transit fees and the last-mile delivery fees to our company. We would then pass the last-mile delivery fees on to the applicable network partners who in turn would settle with individual couriers accordingly. Since the third quarter of 2020, we have started to credit a portion of the last-mile delivery fees directly into the corresponding individual couriers’ electronic accounts maintained in our settlement system. The specific proportion is determined by the network partners, subject to the dollar amount per delivery set by us.

Step 1: Parcel Pickup. A pickup outlet operated by our network partner arranges for a courier to collect the parcel from the sender (such as a merchant on an e-commerce platform or an enterprise customer) once the pickup outlet has received a delivery order. Unless the sender chooses pay-at-arrival service, the pickup outlet collects the full delivery service fee upfront from the sender at the time of pickup. All collected parcels are then forwarded to our regional sorting hub once or twice per day depending on parcel volume. Typically, parcels that are picked up before 6 p.m. will be shipped to our sorting hub on the same day. Each parcel is assigned a waybill with a unique tracking number and barcode which, together with our automated systems, allows us to track the status of each individual parcel throughout the entire pickup, sorting and delivery process.

Step 2: Parcel Sorting and Line-Haul Transportation. Upon the receipt of parcels shipped from various pickup outlets from locations in its coverage area, the sorting hub sorts, further packs and dispatches parcels to the destination sorting hub. We provide line-haul transportation services between sorting hubs. Barcodes on each waybill attached to the parcels are scanned as they go through each sorting and transportation gateway, allowing us to keep track of the delivery service status of each parcel.

Step 3: Parcel Delivery. Our destination sorting hub unloads and sorts the parcels, which are then delivered to the recipients by the delivery outlets operated by our network partners. Once the recipient signs the waybill to confirm receipt, a full-service cycle is completed, and settlement of the delivery service fee promptly ensues in our network payment settlement system.

Express delivery service pricing

The network transit fees that we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. We evaluate our pricing and make adjustments from time to time based on our operating costs, market conditions and competition as well as our service quality. For our direct network partners at the provincial level, we provide fee discounts to those who significantly outperform the performance targets that we set.

Our service pricing is also affected by the pricing adopted by our network partners, who have full discretion over the pricing of their services; their pricing is reflected in the amount of full delivery service fees they collect upfront from senders. Our network partners determine their pricing mainly based on their total costs, which primarily consist of the network transit fees we charge, the last-mile delivery fees payable to the delivery network partners, and the outlet operating costs. We provide guidelines to set the last-mile delivery fees together with network partners operating delivery outlets, where the guidelines are based on a variety of factors including the economic environment, market conditions and business conditions of the outlets. We are able to monitor the “fee sharing” mechanism between pickup and delivery outlets as the guidelines are implemented and the fees are payable through our system. Our network partners also consider other factors including market conditions and competition as well as their service quality. We do not set any explicit limitations on pricing and allow pricing latitude to our network partners so that they can effectively respond to the competitive dynamics in their local markets with tailor-made pricing based on the business volume and long-term prospect of each sender. Historically, the delivery service fees our network partners are able to charge have declined over time, partially as a result of competitive pressure.

Other logistics services

Building on our core express delivery business, we are striving to become an integrated logistics service provider. We are expanding our service offerings with a goal to build an ecosystem featuring express delivery, less-than-truckload logistics, cross-border business, warehousing, aviation, commerce and more. For example, we provide less-than-truckload (LTL) logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other regions. We also provide customers with integrated logistics solutions for warehousing, distribution and transportation. Furthermore, we provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd. and its subsidiaries, which is a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen. Furthermore, we are also expanding into the air cargo business.

Our Network and Infrastructure

Our network consists of (i) our directly operated core sorting hubs and line-haul transportation network and (ii) network partner-operated outlets, as well as last-mile posts, across China.

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network we operate. Each sorting hub collects parcels from outlets within its coverage area, sorts parcels according to their destination and dispatches them to the appropriate destination sorting hub. As of December 31, 2023, we operated 91 sorting hubs and our business partners operated 8 sorting hubs.

The sorting hubs operated by our business partners are located in remote areas in China and we work closely with independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

Of the 91 sorting hubs we operate, 69 are located on premises we own, for 35 of which we also lease additional areas, and 22 are located on leased premises. We plan to make long-term investments in land and facilities on premises we own to support the stability of our operations. From time to time, we also provide temporary warehousing services to certain key account customers to store their products close to their target demographics.

We have continually adopted new technology solutions in automation hardware and software to enhance the efficiency of our operations. For example, we adopted telescopic conveyor belts for loading and unloading trucks in 2015, as well as fully integrated dynamic-weighing machines capable of measuring the dimensions and weight of parcels simultaneously at a high speed without having to stop the flow of packages. In addition, we work with technology companies and academic institutions to customize and upgrade existing design concepts. For example, we have successfully collaborated with the Chinese Academy of Sciences in the Academy’s development of several variations of automated sorting equipment since 2015. We have also developed and continually re-engineered sophisticated software (including data-enabled algorithm, real-time analytics and recalibration) to support high-speed sorting in order to ensure fast and reliable package data capturing and dispatch, and to reduce sorting errors and costs of re-work. In particular, we utilize an image-based learning algorithm in our safety inspection of packages to recognize prohibited or illegal items during our inspection process and to reduce human error. The number and capacity of our automated sorting lines increased substantially from 8 in 2016 (all of which were for small parcels) to 464 in 2023 (203 of which were for large parcels and the remaining 261 for small parcels).

Line-haul transportation network

We connect our sorting hubs with approximately 3,900 line-haul routes. Our line-haul transportation network is serviced primarily by (i) our own fleet, and (ii) certain independent third-party vehicles. We control the route planning and vehicle dispatch of our entire line-haul transportation network.

As of December 31, 2023, our own fleet consisted of over 10,000 trucks, of which approximately 9,200 are high capacity 15 to 17-meter-long trailer models. We also contract other independent third-party transportation companies to fulfil additional capacity needs, most of which are single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition, reliability and other criteria of the bidders to select only suitable providers.

In order to further improve our operating efficiencies as volume increases, we have systematically increased the proportion of high capacity 15- to 17-meter-long trailer models within our fleet from 39% in 2016 to 92% in 2023 to optimize unit output and reduce cost. Moreover, we have established a systematic data- and technology-driven program to improve trailer designs to reduce costs as well as enable digital tracking for real-time analytics of our vehicles. Further, we also helped develop improved vehicle parts and patented trailer designs. For example, our patented design of curved aluminum trailer is not only lighter but also more aerodynamic compared with traditional square-shaped steel containers. The higher capacity of these trailers (145m3 rather than 127m3) and their lighter weight (6,700kg/ea rather than 9,000kg/ea) contributes to the increased fuel economy of our trailers and further contributes to a reduction in transportation cost. This allows us to better manage our moving assets by assessing real-time operating conditions such as vehicle speed and estimated fuel consumption and estimating normal wear and tear in order to schedule proper maintenance intervals.

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

Pickup and delivery outlets and last-mile posts

The pickup and delivery outlets are all operated by our network partners and are not owned by us. Our network partners primarily provide pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders originating within that area. Our network partners also generally arrange the transportation between pickup/delivery outlets and our sorting hubs. As of December 31, 2023, our network had over 31,000 pickup and delivery outlets nationwide, covering over 99% of China’s cities and counties.

We have encouraged our network partners to invest early and secure physical presence with last-mile capabilities and consumer access by establishing last-mile posts. We currently have over 110,000 last mile posts across China. A last mile post is on average a 35-60 square meter space located near residential areas or office buildings or on university campuses where the couriers can leave delivery packages for recipients to pick up instead of delivering in person. A last mile post can be multifunctional and serve different purposes including receiving outgoing packages, collecting fees from couriers who leave packages for pickup (including processing packages left by competitors’ couriers) and realizing retail profit, thereby achieving greater overall labor and facility costs efficiencies.

Our Network Partner Model

Our network partners own and operate the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

中通快递
ZTO EXPRESS
Direct Service Contract
Direct Settlement
Direct Investment / Ownership
Direct Network Partners
Direct Service Contract
Direct Settlement
Indirect Network Partners
Direct Investment / Ownership
Direct Investment / Ownership
Sorting Hubs
Sorting Hubs
Pickup and Delivery Outlets
Pickup and Delivery Outlets

As of December 31, 2023, we had approximately 6,000 network partners with whom we have directly entered into agreements prescribing the terms and conditions of their operations of pickup and delivery outlets under our brand. We refer to such network partners as our direct network partners. These agreements with direct network partners are generally for a term of three years and each direct network partner may elect to negotiate with us for renewal of the agreement upon expiration if it wishes to remain in our network. Our network partners pay us network transit fees for the express delivery services we provide to them. The network transit fees that we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the terms of the agreements. A direct network partner is also required to place a deposit with us as a performance guarantee. We have authorized our direct network partners to conduct their express delivery business exclusively under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

If a direct network partner repeatedly fails to meet applicable performance targets set by us, we may unilaterally terminate our agreement with such direct network partner, which has only occurred in isolated cases historically. In those cases, we would introduce qualified buyers vetted by us or, in the cases where the exiting direct network partner has already identified a buyer itself, we would review the buyer’s credentials and decide whether to accept or reject it. In the case of voluntary departure by a direct network partner, it may choose to sell the outlet operating business to a buyer, where the foregoing review process would also apply. Moreover, under the agreement with us, the network partner may provide a three-month notice of termination and the agreement would be terminated upon mutual agreement between the parties. A network partner who discontinues cooperation with us may join a third-party express delivery network.

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

We also provide financial services to qualified network partners. We select qualified network partners based on certain criteria set by us, such as having legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. To provide such financial services, we enter into agreements with qualified network partners under which the material terms (e.g. loan amount, maturity date, guarantee or pledge and event of default (as applicable)) of such financial services are stipulated. We have obtained the requisite business licenses and/or approvals under PRC laws and regulations in order to provide such financial services to qualified network partners.

We had a financing receivables balance of RMB2,524.4 million, RMB2,247.1 million and RMB2,100.2 million (US$295.8 million) as of December 31, 2021, 2022 and 2023. No material default occurred as of December 31, 2023.

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

Zhongtian System—Our centralized Zhongtian system, which we developed ourselves, serves as the technology backbone for our express delivery management and network operation. The Zhongtian system has hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, consisting of our operational management system, network management system, settlement system, finance system and other integrated systems and mobile apps connecting our network partners:

●	Parcel sorting, transportation and tracking management. Our parcels are sorted and dispatched based on routing logic through the Zhongtian system. With this system, that is compatible with the digital waybill technology, we can track each parcel processed through the vast network based on a unique waybill barcode assigned to each parcel. As the parcel moves through each gateway, its barcode is scanned, and its route and other delivery information are captured in the Zhongtian system. We also monitor the capacity of our sorting hubs on the Zhongtian system and monitor the real-time movement of each on-duty truck with GPS and Geographic Information System technology that is synchronized with the Zhongtian system.
●	Settlement payment calculation. The Zhongtian System tracks each delivery order and, according to pre-set formulae, calculates the network transit fees payable to us as well as last-mile delivery fees payable to the network partners.
●	Platform integration. The Zhongtian system is connected to the order systems of major e-commerce platforms and vertical e-commerce websites in China. Merchants can therefore seamlessly place delivery orders to the outlets via the Zhongtian system.
●	Mobile application. The Zhongtian system also supports our mobile application so that pickup and delivery personnel are able to handle functions such as digital waybill printing, order pickup, parcel tracking, receipt signing on mobile devices. The mobile solutions are user centric and comprehensive in meeting the varied needs of different personnel.
●	Customer service support. Our call center representatives have access to the Zhongtian system’s database to provide better and more effective customer service. The automated customer service functions on our website and our WeChat official account allow end customers to track parcels and search outlet locations with the data support from the Zhongtian system.
●	Management of sale of accessories. Our network partners make online purchases of accessories, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, from us utilizing the accessories management module available on the Zhongtian system. Our network partners can log on to our system and place orders for waybills, packing materials, portable barcode scanners and other accessories. We then send out the accessories to our network partners once we have processed the orders received.
●	Data analytics and decision support. The Zhongtian system collects and provides valuable operational data such as parcel volume, hub utilization and parcel delivery speed to analyze and enhance our and our network partners’ performance. It provides a dashboard available to our core management team with various data and analytical tools. By utilizing the dashboard, our management can monitor and evaluate our business in real-time.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2023, we owned over 200 computer software copyrights in China for various aspects of our operations, maintained over 600 trademark registrations and 200 patents inside China. As of December 31, 2023, we had registered nine domain names, including zto.cn, among others.

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

We were named as one of the Top 50 Chinese Logistics Companies in 2022 and 2023, respectively, by China Association of Logistics and Networks. We were also named as one of China’s Top 500 Private Enterprises (ranked 341) and one of China’s Top 100 Private Enterprises in Service Industry in 2023 by National Federation of Industry and Commerce. We were with the awarded 2023 China Federation of Logistics and Purchasing Science and Technology Award, 2023 Shanghai May Day Labor Award by Shanghai Federation of Trade Unions, 2023 China’s Top 500 Brand Value (ranked 196) by Brand Finance, 2023 Leading Enterprise of Shanghai Productive Service Industry by Shanghai Productive Service Industry Promotion Association, The 21st National Youth Civilization Award and 2022 National Postal Express Industry Youth Production Safety Demonstration Post by State Post Bureau.

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

We train and guide our network partners to market their products to our end customers and maintain customer relationships. Our designated team maintains enterprise customer relationships directly through regular dialogue. In general, we and our network partners strive to continually improve our service qualities to elevate our brand and attract and retain more customers.

Corporate Social Responsibility

We are committed to leveraging our technology and logistics infrastructure to benefit society. Since our founding, we have been highly committed to environmental, social and corporate responsibility matters, including environmental sustainability, employee care, poverty alleviation and more.

Environmental Sustainability. We have established a dedicated team to lead the formulation, implementation and supervision of environmental protection measures throughout our network. To reduce the negative impact of packaging consumables on the environment, we continue to promote the use of green and recyclable packaging and biodegradable packaging. We also take the initiatives to recycle packaging materials, and guide end consumers to reuse packaging cartons. Moreover, we have been committed to reducing the harmful impact of transportation on environment. Each of our line-haul vehicles is equipped with positioning equipment to monitor if there is any abnormality in the transportation process together with Geographic Information System to help plan proper transportation routes. We have also used high-capacity trailers in order to improve energy efficiency and reduce pollutant emissions. Meanwhile, we encourage our network partners to use eco-friendly transportation vehicles such as new-energy vehicles and battery-powered cars for pickup and delivery. Furthermore, we vigorously promote the use of energy-saving and environmentally friendly equipment in our operation, including sorting, transportation and delivery.

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

Environmental protection. We have published an annual ESG report since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/.

We are subject to a number of regulations on environmental protection in China. For example, pursuant to the PRC Law on Environment Impact Assessment, our construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the governmental authorities in charge of ecological environment for approval before the commencement of construction, as applicable. In accordance with the Administrative Regulations on the Environmental Protection of Construction Projects and the Interim Measures on the Administration of Acceptance Inspection of Construction Project Environmental Protection, after the completion of a construction project, we are required to obtain a completion acceptance on environmental protection for the project from the competent department of environmental protection or carry out the acceptance inspection by ourselves, as the case may be.

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

Regulations Relating To Foreign Investment

Industry Catalogue Relating to Foreign Investment

The PRC Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Negative List for Foreign Investment Access on December 27, 2021, which became effective on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Edition) on October 26, 2022, which became effective on January 1, 2023. These regulations set forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

We are mainly engaged in express delivery services, which may involve domestic express delivery services of mail. According to the Negative List for Foreign Investment Access, foreign investments in domestic express delivery services of mail are prohibited. Therefore, we provide domestic express delivery services of mail through the consolidated affiliated entities in China.

Our PRC subsidiaries also operate in certain industries which fall into the encouraged category, such as road transportation and technical support and consulting services. Our subsidiary Shanghai Zhongtongji Network is registered in accordance with PRC law and mainly engages in technical support and consulting services, which are encouraged under the Catalogue of Industries for Encouraging Foreign Investment (2022 Edition).

Regulations Relating to the PRC Foreign Investment and the PRC Companies

Pursuant to the PRC Foreign Investment Law, adopted by the PRC National People’s Congress and effective on January 1, 2020, China will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in “restricted” or “prohibited” industries prescribed in the Negative List for Foreign Investment Access.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China. Although the PRC Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law, the Overseas Listing Trial Measures and the recently amended PRC Company Law.”

The PRC Foreign Investment Law also provides that the State establishes a foreign investment information report system. Foreign investors or the foreign investment enterprise shall submit investment information to the competent commerce department through the enterprise registration system and the enterprise credit information publicity system and the foreign investors or the foreign investment enterprise could be imposed a fine ranging from RMB100,000 to RMB500,000 by the competent commerce department for failing to report investment information as required to the foreign investment information report system.

Pursuant to the Measures for Information Reporting on Foreign Investment, promulgated by the PRC Ministry of Commerce and the State Administration for Market Regulation, and became effective on January 1, 2020, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign investment enterprise shall submit the investment information to the competent commerce department. The Implementation Regulation for the PRC Foreign Investment Law, promulgated by the State Council and became effective on January 1, 2020, provides that foreign investment enterprises established in accordance with the PRC Equity Joint Venture Law, the PRC Wholly Foreign-owned Enterprise Law, and the PRC Cooperative Joint Venture Law prior to implementation of the PRC Foreign Investment Law shall, within the five-year period following the implementation of the PRC Foreign Investment Law, adjust their organization form, organization structure pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and related laws, and complete change registration in accordance with the law. With effect from January 1, 2025, where an existing foreign investment enterprise has not adjusted its organization form or organization structure and complete the change registration in accordance with the law, the market regulatory authorities shall not process the application(s) for any other registration matter(s) of the said foreign investment enterprise, and shall publicly announce the relevant information.

Companies established and operating in the PRC shall be subject to the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, recently amended on December 29, 2023 and will become effective on July 1, 2024. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign investment enterprises in the PRC. The major revisions made by the recently amended PRC Company Law included improvement of the system for the establishment and winding-up of companies, optimization of organizational structures of companies, improvement of the capital system of companies, strengthening the responsibilities of the controlling shareholder and managerial staff, enhancing the social responsibilities of companies, among others. As of the date of this annual report, the recently amended PRC Company Law has not taken effect.

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

Filing with the postal administrative department is required where an express delivery company sets up branches. The requirements for the establishment of a branch of express delivery company are specified in the Administrative Measures for Courier Service Market, which was promulgated by the Ministry of Transportation on July 12, 2008 and most recently amended on December 17, 2023. These measures stipulate that where any express delivery company establishes its branches, it must file with the postal administrative department and report the business licenses information of such branches to the postal administrative department. The Postal Law stipulates that if an express delivery company fails to complete such required filing with the governmental authority, it may be ordered to rectify and to pay general fines of no more than RMB10,000. If the non-compliance situations are severe, a fine ranging from RMB10,000 to RMB50,000 can be imposed, and the offender may face suspension of its business operation before completing the rectification.

Pursuant to (i) the Postal Law, (ii) the Administrative Measures for Courier Service Market, (iii) the Administrative Measures on Courier Service Operation Permits, which was most recently amended on November 28, 2019, and (iv) the Interim Regulations on Express Delivery, which was mostly recently amended on March 2, 2019, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures and regulations, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB100,000 or where the circumstances are severe, ranging from RMB100,000 to RMB200,000, and/or ordered to suspend its business operation for rectification or even cancellation of its Courier Service Operation Permit. If a permit-holder who ceases its business operation for over six months within the effective period of the Courier Service Operation Permit, it will be ordered by the postal administration departments to return the Courier Service Operation Permit, and if it refuses or fails to do so on time, the postal administration departments shall publicly announce the annulment of the Courier Service Operation Permit.

Enterprises engaged in express delivery services other than Postal Bureau Agencies may not engage in post and mail delivery business which are exclusively operated by Postal Bureau Agencies, and may not deliver any official documents of state-owned organizations. The express delivery business must operate within the permitted scope and under the valid terms of the Courier Service Operation Permit. The Courier Service Operation Permit is valid for 5 years upon its issuance and comes with an annual reporting obligation. The Circular on Implementing the Administrative Measures for the Courier Market and Strengthening the Administration of Courier Service Operations, which was issued by the State Post Bureau on February 7, 2013, further clarifies that the postal administrative department must examine whether an entity operates express delivery service within the permitted business scope and geographic scope of its Courier Service Operation Permit, and the geographic examination must be carried out down to the district-level within cities. Pursuant to the Administrative Measures for Courier Service Market, failure to conduct express delivery services within the published operation scopes would subject the express delivery company to a correction order, a warning, or a notice of criticism by the postal administrative department, and may impose a fine of 1 to 10 times the amount of the express delivery service fees. Moreover, in accordance with the Administrative Measures on Courier Service Operation Permits, an enterprise engaged in express delivery services must submit an annual reporting on its business licensing of courier services with the postal administrative authority which issued its Courier Service Operation Permit prior to 30 April each year. Where an express delivery service company fails to submit its annual report to the postal administrative authority in a timely manner, it may be ordered by the postal administrative authorities to make correction, and may be subject to a fine of up to RMB10,000. Where an express delivery service company conceals any facts or commits fraud in its annual report, such express delivery service company may be ordered by the postal administrative authorities to make correction and imposed a fine ranging from RMB10,000 to RMB30,000.

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

In accordance with the Administrative Measures for Courier Service Market, if two or more enterprises engaged in express delivery business use a unified trademark, corporate name, express waybill and supporting information system, they shall enter into written agreements to clarify their respective rights and obligations, abide by common service arrangement, and implement unified management in terms of service quality, safety assurance, business processes, environmental protection and employee rights protection, among others. The owner of the trademark, corporate name, express waybill, and supporting information system is referred to as the headquarters express delivery enterprise. If the headquarters express delivery enterprise adopts unreasonable management measures, resulting in the inability of the enterprises that use its trademark, corporate name, express waybill and supporting information system to operate express delivery business to provide express delivery services to users, the headquarters express delivery enterprise will be subject to a correction order, a warning, or a notice of criticism by the postal administrative department, and may be subject to a fine ranging from RMB3,000 to RMB10,000. For serious circumstances, a fine ranging from RMB10,000 to RMB30,000 may be imposed, and the related documents shall be forwarded to the local authorities if there is suspicion of unfair competition or illegal pricing.

Companies engaging in express delivery service must establish and implement a system for the examination of parcels or articles received for delivery. Pursuant to the PRC Postal Law and Measures for the Supervision and Administration of Postal Security in the Postal Industry issued by the Ministry of Transport on January 2, 2020, which became effective on February 15, 2020 and most recently amended on December 20,2023, express delivery companies must examine the postal articles so as to inspect whether the postal articles are prohibited or restricted from express delivery. Express delivery companies must also examine whether the names, nature and quantity of the postal articles have been properly disclosed on delivery form. Any failure to establish or implement such inspection system, or any unlawful acceptance or delivery of prohibited or restricted parcels/articles may result in the sanctions to the in-charge persons bearing direct responsibility and other persons subject to direct liability of the express delivery companies and the suspension of the company’s business operation for rectification or even cancellation of its Courier Service Operation Permit.

According to the Interim Regulations on Express Delivery, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local postal administrations in the places where they are located for record within 20 days from the date of opening their express delivery terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local postal administrations for opening their express delivery terminal outlets, such express delivery service company may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. According to the Interim Regulations on Express Delivery, the Postal Law and the Anti-Terrorism Law, if any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB100,000 to RMB500,000 or ordered to suspend business operation until cancellation of its express delivery services certificate, and the personnel directly in charge and other persons directly liable may be subject to a fine ranging up to RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legitimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation. ZTO Express and 59 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operations or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Pursuant to the PRC E-commerce Law, we are subject to certain requirements in e-commerce business, including but not limit to the following: while handing over commodities, express logistics service providers shall remind consignees to examine the commodities immediately on the spot; where the commodities are received by others for consignees, such providers shall obtain the consent of consignees. Express logistics service providers shall use environmental-friendly packaging materials in accordance with the provisions in an effort to reduce the consumption of packaging materials and implement the recycling measures. While offering express logistics services, the providers thereof may agree to be entrusted by e-commerce operators to collect payments for goods on a commission basis. The operation of our business is subject to the PRC E-commerce Law. If our express delivery services are not in compliance with the law, we may be required to rectify. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and the business of our network partners are subject to a broad range of PRC laws and regulations. If we or our network partners are deemed to be not in compliance with any of these laws and regulations, our business, reputation, financial condition and results of operations may be materially and adversely impacted.”

Regulations Relating To Road Transportation Operation Permit

Pursuant to the Regulations on Road Transportation promulgated by the State Council on April 30, 2004 and most recently amended on July 20, 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport on June 16, 2005 and most recently amended on November 10, 2023, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of hazardous cargos. Special road freight transportation refers to freight transportation using special vehicles with containers, refrigeration equipment, or tank containers, etc. The Provisions on Administration of Road Freight Transportation and Stations (Sites) set forth detailed requirements with respect to vehicles and drivers.

Under the Provisions on Administration of Road Freight Transportation and Stations (Sites), and Regulations on Road Transportation, an enterprise engaging in the business of operating road freight transportation must obtain a Road Transportation Operation Permit from the competent authority of transportation, and each vehicle used for road freight transportation must have a Road Transportation Certificate from the same authority, unless the vehicles used are ordinary freight vehicles with a total mass of 4.5. Furthermore, anyone engaging in the business of operating stations (sites) shall complete filing with the competent authority of transportation no later than 15 days after the actual operation. The incorporation of a subsidiary of road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If it intends to establish a branch, it should file with the competent authority of transportation where the branch is to be established.

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

In 2023, ZTO Express and five of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and 19 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operations or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

Regulations Relating To Cargo Vehicles

Pursuant to the Administrative Provisions concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated on August 19, 2016, took effect on September 21, 2016 and amended on August 11, 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth by the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of more than three violations in any year, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the vehicle. In the event more than 10% of the total vehicles of any road transportation enterprise are not in compliance with this regulation in any year, such road transportation enterprise shall suspend its business for rectification and its road transportation license may be revoked.

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

Regulations Relating To International Freight Forwarding Business

Administrative Provisions on International Freight Forwarders promulgated on June 29, 1995 and its detailed rules regulate the business of international freight forwarding. According to the provisions and its detailed rules, the minimum amount of registered capital must be RMB5 million for an international freight forwarder by sea, RMB3 million for an international freight forwarder by air and RMB2 million for an international freight forwarder by land or for an entity operating international express delivery services. An international freight forwarder must, when each time applying for setting up a branch, increase its registered capital (or the excess amount over its minimum registered capital) by RMB500,000. Under the Measures on Filing of International Freight Forwarders (Interim) announced on March 2, 2005 and amended on August 18, 2016, all international freight forwarders and their branches registered with the state industrial and commercial administration must be filed with the PRC Ministry of Commerce or its authorized organs.

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

On August 4, 2020, Ministry of Transport promulgated the Provisions on the Administration of Business Licensing for General Aviation which became effective on January 1, 2021, which provides that General Aviation Business License shall be obtained for the use of general aviation aircraft, including civil unmanned aerial vehicle, for commercial flight activities. General aviation enterprise shall submit the annual report of the previous year to the regional civil aviation administration of their domicile through the general aviation management system before March 31 of each year, in the event failing to submit the annual report of the previous year within the specified time, or the content of the annual report does not meet the requirements, such general aviation enterprise may be ordered to rectify within a specified time and be imposed a fine up to RMB30,000 if such general aviation enterprises refuse to rectify. According to the General Aviation Business Licensing Work Guide (Second Edition), enterprise that has obtained the Civil Unmanned Aerial Vehicle Business License on or before December 31, 2020 does not need to apply for a new version of the General Aviation Business License and the Civil Unmanned Aerial Vehicle Business License continue to be valid until the new version of the electronic license of the General Aviation Business License is launched. On May 31, 2023, the State Council and Central Military Commission promulgated the Interim Regulations on the Flight Management of Unmanned Aircraft which became effective on January 1, 2024, pursuant to which an Air Operator Certificate is required for using civil unmanned aircraft for flight activities. No General Aviation Business License or operation certificate is required for the engagement in commercial general aviation flight activities after obtaining an Air Operator Certificate. Two subsidiaries of ZTO Express have obtained the Remotely Piloted Aircraft System (RPAS) Air Operator Certificate.

Regulations Relating To Commercial Franchising

Commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees to the franchisor according to the contract. We and our network partners are therefore subject to regulations on commercial franchising, including the Administrative Regulations on Commercial Franchising Operations promulgated by the State Council on February 6, 2007, which took effect on May 1, 2007, and Administrative Measures on the Record Filing of Commercial Franchises issued by the PRC Ministry of Commerce on December 12, 2011, which took effect on February 1, 2012 and were revised on December 29, 2023. Under these regulations, a franchisor must carry out a record filing with the PRC Ministry of Commerce or its local counterparts within 15 days of the first conclusion of a franchising contract and must report the status of its franchising contracts in the previous year during the first quarter of each year after the record filing. The PRC Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these regulations, the PRC Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. These regulations also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation contracts with its direct network partners. If we are deemed as a franchisor who fails to comply with the stipulations of filing with the competent commerce authority, we may be imposed a fine ranging from RMB10,000 to RMB100,000. As of December 31, 2023, we have not made any filings with local counterparts of the PRC Ministry of Commerce or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be penalized if we fail to comply with regulations on commercial franchising.”

Regulations Relating To Personal Information Security And Consumer Protection

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. This law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within the PRC, for analyzing or evaluating the behaviors of natural persons located within the PRC, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old.

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau on March 26, 2014 and most recently amended on February 13, 2023, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations Where express delivery companies are interfacing delivery information or authorizing the usage of order numbers with third parties such as e-commerce platforms or operators of the express electronic waybill integration system, such express delivery companies shall request e-commerce platforms or operators of the express electronic waybill integration system to de-identify the electronic express waybill information and to ensure normal operation of delivery service. If there is a risk to personal information security for delivery service users or inability to provide delivery services, the express delivery companies shall not interface the delivery information or authorize the order number resources. Under the circumstances where the unified trademark, corporate name or express waybill is utilized to operate express delivery business, the owner of trademark, corporate name or express waybills shall implement unified management of the information security of the enterprises using its trademark, corporate name or express waybill, and shall bear corresponding responsibilities in accordance with the laws in the event of personal information security incidents involving delivery service users. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect on September 1, 2014. The Postal Users Complaints Settling Center implements the regime of mediation to handle the complaints from users on the quality of the express delivery services. According to the Interim Regulations on Express Delivery, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local postal administrations. If we fail to comply with such requirement, we may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revoke of its Courier Service Operation Permit. We believe we are currently in compliance with the above provisions or measures with regard to the security of personal information in all material aspects.

Regulations Relating To Cybersecurity, Privacy, Data Protection And Information Security

On December 28, 2012, to enhance the legal protection of information security and privacy on the internet, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection, which requires network service providers to take measures to ensure confidentiality of information of users. On July 16, 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. On August 29, 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the PRC Criminal Law, which became effective on November 1, 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information incompliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The PRC Civil Code, promulgated on May 28, 2020 and became effective on January 1, 2021, also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, the 2020 Measures, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review.

The Cybersecurity Review Measures took effect on February 15, 2022, and has replaced the 2020 Measures and further restated and expanded the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review under the Cybersecurity Review Measures if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall declare to the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests.

On July 6, 2021, the PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security Management for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. The Measures on Security Assessment of Cross-border Data Transfer shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. Pursuant to such measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. Any failure to comply with such requirements may subject us to suspension of services, fines, or revoking business permits or business licenses, among other things. The Cybersecurity Review Measures required that network platform operators holding over one million users’ personal information submit to the Cybersecurity Review Office for a cybersecurity review before any public offering on a foreign stock exchange. On December 24, 2021, the CSRC issued the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations, which had a comment period that expired on January 23, 2022. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which stipulate that overseas offering and listing by domestic companies shall strictly abide by the laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, and data security, and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review (for example, a cybersecurity review), the national security review procedures shall be completed before the application for such offering and listing is submitted to overseas regulators and foreign stock exchanges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and app stores to clearly mark and recommend those certified apps. On November 28, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including: (i) failure to publish rules on the collection and usage of personal information, (ii) failure to expressly state the purpose, manner and scope of the collection and usage of personal information, (iii) collecting and using personal information without obtaining consents from users, (iv) collecting personal information irrelevant to the services provided, in violation of the necessary principle, (v) providing personal information to other parties without obtaining consent and (vi) failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information. On July 22, 2020, the Ministry of Industry and Information Technology issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement on Users’ Rights and Interests by Apps to urge app service providers, among others, to strengthen the protection of users’ personal information in relation to the download and usage of apps. On March 12, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, to further provide guidance over personal information security and privacy protection.

In addition to the regulations above, Apps are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (Revised in 2022), promulgated by the Cyberspace Administration of China, last amended on June 14, 2022 and became effective on August 1, 2022. These provisions set forth the requirements on the app information service and the app distribution service. The Cyberspace Administration of China and its local branches shall be responsible for the supervision and administration of nationwide and local app information content respectively. According to these provisions, app providers shall strictly fulfill their responsibilities of information security management, and perform the duties including but not limited to: (i) conduct real identity information authentication based on mobile phone numbers, ID numbers or unified social credit codes for users who apply for registration when app providers provide users with services such as information release, instant messaging, etc.; (ii) be responsible for the results of the presentation of information, shall not produce or disseminate illegal information, and shall consciously prevent and resist harmful information; (iii) not induce users to download apps by means of false advertisement, bundled downloads, or other acts, or via machine or manual click farming and comment control, or by using illegal and harmful information; (iv) immediately take remedial measures, promptly notify users and report to the competent authorities in accordance with regulations when an app has risks such as security defects and vulnerabilities; (v) perform the obligation of ensuring data security, establish a sound whole-process data security management system, take technical measures to ensure data security and other security measures, strengthen risk monitoring, and shall not endanger national security or public interests, or damage the legitimate rights and interests of others when carrying out app data processing activities; and (vi) formulate and disclose management rules, and sign service agreements with registered users to clarify the rights and obligations of both parties. We are subject to the above provisions or measures relevant to app operation and believe that we are currently in compliance with the law in all material aspects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations.”

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

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report the required information. The Overseas Listing Trial Measures provides that no overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that If the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. Furthermore, overseas offering and listing by domestic companies shall strictly abide by the laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, data security and etc., and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review (for example, a cybersecurity review), the national security review procedures shall be completed before the application for such offering and listing is submitted to overseas regulators and foreign stock exchanges. A domestic company that seeks to offer and list securities in overseas markets shall, as per requirement by competent authorities under the State Council, take such measures as timely rectification, commitment and divestiture of relevant business and assets, to eliminate or avert any impact on national security resulting from such overseas offering and listing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China. Failure to protect confidential information of our end customers or consumers could damage our reputation and substantially harm our business and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

On February 24, 2023, the CSRC, PRC Ministry of Finance, the National Administration of State Secret Protection and the National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. According to these provisions, PRC domestic companies that seek overseas offering and listing, and the securities companies and securities service providers that advise them shall institute a sound confidentiality and archives administration system and take necessary measures to fulfill confidentiality and archives administration obligations. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill the procedures stipulated by applicable national regulations. Any entities or individuals that violate the Law of the People’s Republic of China on Guarding State Secrets, the Archives Law of the People’s Republic of China and other applicable laws and regulations in the process of overseas offering and listing shall be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

The PRC Civil Code superseded the PRC Contract Law and became effective on January 1, 2021. According to the foregoing regulations, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

The PRC Civil Code superseded the PRC Property Law and became effective on January 1, 2021. Pursuant to the foregoing regulations, if the mortgaged property is leased before the mortgage contract is executed, the previously established tenancy will not be affected by the subsequent mortgage, but where the mortgaged property is leased after the creation and registration of the mortgage interest, the tenancy cannot challenge the registered mortgage.

Regulations Relating To Land Use Right And Construction

Certain of our offices, sorting hubs and other facilities, together with the land use rights attached, are obtained or built by us or bought from third parties. Pursuant to the PRC Land Administration Law promulgated on June 25, 1986 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, and the PRC Property Law which has been superseded by the PRC Civil Code since January 1, 2021, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Ministry of Natural Resources. Land use right is established at the time of registration. We have not obtained title certificates of land use rights to certain pieces of land currently used by us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development on December 4, 1992 with the amendment on January 26, 2011, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress on October 28, 2007 and became effective on January 1, 2008 with the latest amendment on April 23, 2019, the Measures for Administration of Permission for Commencement of Construction Works promulgated by the Ministry of Housing Construction and Urban-Rural Development with the latest amendment on March 30, 2021, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development with the latest amendment on October 19, 2009, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council on January 30, 2000 and most recently amended on April 23, 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the municipal planning authority, and a construction permit from the construction authority in order to commence construction. After a building is completed, an examination of completion by the governmental authorities and experts must be organized. We have not been fully in compliance with certain construction requirements under PRC laws and regulations, such as commencing construction projects before obtaining the requisite permits and putting the constructions into use before passing the requisite inspection and acceptance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

Regulations Relating To Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated on October 28, 2002 and most recently amended on December 29, 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated on November 29, 1998 with the latest amendment on July 16, 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the governmental authorities in charge of ecological environment for approval before the commencement of construction. In the event that there is a material change in respect of the location, scale, nature of the construction project, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, in accordance with the Administrative Regulations on the Environmental Protection of Construction Projects, after the construction of a construction project for which an environmental impact report or environmental impact statement is required, the construction unit shall make an acceptance check of the matching environmental protection facilities and prepare an acceptance report according to the standards and procedures stipulated by the competent administrative department of environmental protection under the State Council. Subject to the Administrative Regulations on the Environmental Protection of Construction Projects, and the Interim Measures on the Administration of Acceptance Inspection of Construction Project Environmental Protection which became effective on November 20, 2017, except those construction projects requiring water, noise and solid waste pollution prevention facilities, which are still subject to acceptance by the environmental authorities, the constructing entities may organize the acceptance inspection upon the completion by themselves for other construction projects. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities.

Regulations Relating To Intellectual Property Rights

The PRC government has adopted comprehensive governing laws for intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law and its implementation rules and the Regulations on the Protection of Computer Software. The PRC Copyright Law was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and was most recently amended on November 11, 2020. According to the PRC Copyright Law, the state copyright authority shall be responsible for the copyright administration nationwide, while the local copyright authority at or above the country level shall be responsible for copyright administration within its own administrative area. Copyright in China shall include personal rights and economic rights, including but not limited to the right of publication, the right of modification, the right of reproduction, the right of performance, etc. An author’s right of authorship, right of modification and right of protecting the integrity of the work shall continue in perpetuity. The Implementing Regulations of the PRC Copyright Law, promulgated by the State Council and recently amended on January 30, 2013, stipulates the detailed rules on the protection of various types of copyrights in China. The Regulations on the Protection of Computer Software, promulgated by the State Council and most recently amended on January 30, 2013, provides rules on copyrighted software. Under these regulations, the term of protection for copyrighted software is 50 years.

Patent Patents in China are principally protected under the PRC Patent Law, promulgated by the Standing Committee of the National People’s Congress and recently amended on October 17, 2020, and its implementation rules, promulgated by the State Council and recently amended on December 11, 2023. For the purposes of the PRC Patent Law, the protectable invention-creations refers to inventions, utility models and designs. The patent administrative department under the State Council (i.e. The National Intellectual Property Administration) is responsible for the administration of patent-related work nationwide, including examining and approving patent applications. The patent administrative departments of provinces, autonomous regions and municipalities are responsible for patent administration within their respective administrative areas. Inventions and utility models must meet three conditions: novelty, inventiveness and practical applicability. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

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

Domain Name. Domain names in China are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, on August 24, 2017. The Ministry of Industry and Information Technology is the major regulatory authority responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, is responsible for the daily administration of CN domain names and Chinese domain names. The communication administrations of provinces, autonomous regions and municipalities shall supervise and administer domain name services within their respective administrative area. Our domain name registration is handled through domain name service agencies established under the applicable regulations, and we become domain name holders upon successful registration.

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

Regulations Relating To Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

SAFE Circular 19 took effect as of June 1, 2015 and partially modified or repealed on June 9, 2016 and December 30, 2019 and March 23, 2023. Pursuant to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises is subject to the discretional foreign exchange settlement, which means the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) may be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is temporarily 100%. The State Administration of Foreign Exchange can adjust such proportion in due time based on the circumstances of international balance of payments.

On June 9, 2016, the State Administration of Foreign Exchange promulgated SAFE Circular 16. SAFE Circular 16 was recently amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

On January 26, 2017, the State Administration of Foreign Exchange issued the Notice of State Administration of Foreign Exchange on Improving the Review of Authenticity and Compliance to Further Promoting the Reform of Foreign Exchange Administration, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. On October 23, 2019, the State Administration of Foreign Exchange issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area.

Regulations Relating To PRC Mergers & Acquisitions

On August 8, 2006, the PRC Ministry of Commerce issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, which took effect on September 8, 2006 and were amended on June 22, 2009, provided that the scenarios qualify as an acquisition of a domestic enterprise by a foreign investor. These regulations requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. According to the Measures for Reporting of Information on Foreign Investment, which was issued by the PRC Ministry of Commerce and the State Administration for Market Regulation and took effect on January 1, 2020, to acquire the equity of a non-foreign-invested enterprise within the territory of China, a foreign investor shall submit the initial report through the enterprise registration system when it applies for the registration of changes to the acquired enterprise. The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and recently amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be declared to the PRC Ministry of Commerce before they can be completed. According to the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on September 18, 2018, where the concentration of business operators satisfies any of the following threshold, the business operators shall file a declaration to the anti-monopoly enforcement authority of the State Council in advance, otherwise, no concentration shall be carried out: (i) the total amount of the global turnover realized by all business operators participating in the concentration during the last fiscal year exceeds RMB10 billion with at least two business operators each achieving a turnover of more than RMB400 million within China during the last fiscal year; (ii) the total amount of the turnover within China achieved by all business operators participating in the concentration during the last fiscal year exceeds RMB2 billion with at least two business operators each achieving a turnover of more than RMB400 million within China during the last fiscal year. The Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR, which became effective on April 15, 2023, further stipulates the detailed rules of declaration and examination of concentration of business operators. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.” These regulations may be interpreted or implemented in the context of an overseas offering in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

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

The Anti-Monopoly Law was promulgated by the Standing Committee of the National People’s Congress, which took effect on August 1, 2008 and most recently amended and took effect on August 1, 2022. The Anti-Monopoly Law prohibits monopolistic conduct, such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition and other anti-competitive activities. The Anti-Monopoly Law provides, among others, that business operators shall not use data, algorithms, technology, capital advantages and platform rules to exclude or limit competition, and also requires the government authorities to strengthen the examination of concentration of undertakings in areas related to national welfare and people’s well-being. On February 7, 2021, the Anti-Monopoly Guidelines published by the Anti-Monopoly Committee of the State Council has been operating as a compliance guidance under the existing anti-monopoly laws and regulations for operators of the internet platform economy. The Anti-Monopoly Guidelines specified the circumstances where an activity of an internet platform will be identified as monopolistic act as well as concentration filing procedures for business operators, including those involving variable interest entities.

Regulations Relating To Dividend Distribution

According to the PRC Foreign Investment Law, foreign investment enterprises in China may pay dividends freely in RMB or any other foreign currency according to law. In addition, according to the PRC Company Law, foreign investment enterprises, same as domestic enterprises, are required to set aside at least 10% of their after-tax profits (if any) each year to the company’s statutory reserves, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Further, the foreign investment enterprises may allocate a portion of their after-tax profits based on PRC accounting standards as discretionary reserve funds. These reserve funds are not distributable as cash dividends.

Regulations Relating To Foreign Debts

The foreign debt in PRC is regulated by various laws and regulations, including the Interim Provisions on the Management of Foreign Debts promulgated by the National Development and Reform Commission, the PRC Ministry of Commerce and the State Administration of Foreign Exchange on January 8, 2003 and recently amended on July 26, 2022, the Statistical Monitoring of Foreign Debts Tentative Provisions promulgated by the State Administration of Foreign Exchange on August 27, 1987 and recently amended on November 29, 2020 and the Administrative Measures for Registration of Foreign Debts promulgated by the State Administration of Foreign Exchange on April 28, 2013 and recently amended on June 9, 2016, a shareholder loan in the form of foreign debt made to a PRC subsidiary shall be registered by the State Administration of Foreign Exchange or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to the Interim Provisions on the Management of Foreign Debts, the sum of the accumulated amount of medium and long-term foreign debts and the balance of short-term foreign debts borrowed by a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise. On January 5, 2023, the National Development and Reform Commission issued Administrative Measures for Review and Registration of Medium-term and Long-term Foreign Debts of Enterprises, requiring enterprises that borrowing debts with a maturity of more than one year from overseas by domestic companies and overseas companies or branches controlled by domestic companies to apply for foreign debt review and registration, to report and release relevant information, to optimize the use of foreign debts, to manage risks in an effective manner, and to cooperate with supervision and inspection. Before borrowing foreign debt, an enterprise shall obtain the Certificate of Review and Registration of Enterprise Borrowing Foreign Debt and complete the review and registration procedures. No borrowing of foreign debts shall be allowed without review and registration. Further, an enterprise shall, within ten business days after borrowing each foreign debt, report the information to the review and registration authority via the network system; and report the corresponding information about the foreign debt borrowed within ten business days after the expiration of Certificate of Review and Registration of Enterprise Borrowing Foreign Debt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries and the consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations Relating To Offshore Financing

SAFE Circular 37 requires PRC residents to register with local branches of the State Administration of Foreign Exchange in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. All of our shareholders that we are aware of being subject to regulations promulgated by the State Administration of Foreign Exchange have completed all necessary initial registrations with the local branch of the State Administration of Foreign Exchange or qualified banks as required by SAFE Circular 37.

On February 13, 2015, the State Administration of Foreign Exchange released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, which was partially abolished on December 30, 2019, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015.

On March 11, 2020, the People’s Bank of China and the State Administration of Foreign Exchange jointly released the Notice on Adjusting Macro-Prudential Adjustment Parameters of Full-Caliber Cross-Border Financing, which raised the macro prudential adjustment parameter from 1 to 1.25. On January 7, 2021, the People’s Bank of China and the State Administration of Foreign Exchange jointly released the Notice on Adjusting Macro-Prudential Adjustment Parameters of Cross-Border Financing, which debased the macro prudential adjustment parameter from 1.25 to 1.

Regulations Relating To Employee Stock Incentive Plan Of Overseas Publicly-Listed Company

Pursuant to the 2012 SAFE Notices, which was promulgated by the State Administration of Foreign Exchange on February 15, 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees, who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year with the exception of diplomatic agents of foreign countries in China and the representatives of any international organization in China and have been granted options, are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure by such individuals to complete their registrations with the State Administration of Foreign Exchange may subject them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly listed companies may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

The State Taxation Administration has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating To Tax

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law which was recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and was amended on April 23, 2019, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, which was promulgated by the State Taxation Administration on August 21, 2006, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. The Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, which was promulgated by the State Taxation Administration on February 20, 2009, sets forth the requirements for a Hong Kong resident enterprise to enjoy the reduced withholding tax. Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which became effective on January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by tax authorities. Accordingly, ZTO Express (Hong Kong) Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from ZTO Express, if they satisfy the conditions prescribed under the Notice of the STA on the Issues concerning the Application of the Dividend Clauses of Tax Agreements and other tax rules and regulations. However, according to these rules and regulations, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

Enterprise Income Tax

Under the PRC Enterprise Income Tax Law, enterprises are classified as resident enterprises and nonresident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. How the PRC Enterprise Income Tax Law applies to the tax residence status of ZTO and our offshore subsidiaries is subject to further interpretations.

Under this law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the FIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

According to STA Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the criteria specified in STA Circular 82 are met. In addition, the State Taxation Administration issued the Bulletin of the State Taxation Administration on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) on July 27, 2011 and amended on June 15, 2018 by the Announcement of the State Taxation Administration on Revising Certain Taxation Normative Documents, providing more guidance on the implementation of STA Circular 82. According to the Bulletin of the State Taxation Administration on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions issued by the State Taxation Administration on January 29, 2014, a Chinese-controlled offshore incorporated enterprise that satisfies the conditions prescribed under STA Circular 82 for being recognized as a PRC tax resident must apply for being recognized as a PRC tax resident to the competent tax authority at the place of registration of its main investor within the territory of China.

We do not believe that we meet all of the conditions outlined in the immediately preceding paragraph. We believe that ZTO and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in STA Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and further interpretations with respect to the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

In the event that ZTO or any of our offshore subsidiaries is considered to be a PRC resident enterprise: ZTO or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that ZTO or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and dividends or interest paid to our overseas shareholders or ADS holders who are non-PRC resident individuals/enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20% to individuals or up to 10% to enterprises, subject to any reduction or exemption set forth in any applicable tax treaties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Under STA Public Notice 7, issued by the State Taxation Administration on February 3, 2015, and was recently amended on December 29, 2017, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the gain is to be regarded as effectively connected with the PRC establishment and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. According to STA Announcement 37, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the PRC for Enterprise Income Tax. There may be further laws and regulations as to the implementation details of STA Public Notice 7 and STA Announcement 37. If STA Public Notice 7 or STA Announcement 37 was determined to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the transactions might be required to spend valuable resources to comply with STA Public Notice 7 and STA Announcement 37 or to establish that the transactions should not be taxed under STA Public Notice 7 or STA Announcement 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Under the PRC Enterprise Income Tax Law and its implementation rules, certain high and new technology enterprises that independently own core intellectual property and meet statutory criteria are permitted to enjoy a reduced 15% enterprise income tax rate. The Administrative Measures for the Certification of High and New Technology Enterprises, issued by the State Taxation Administration, the Ministry of Science and Technology and the Ministry of Finance on January 29, 2016, specifies the criteria and procedures for the qualification and certification of the high and new technology enterprises.

Under the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, or Circular 58 and the Bulletin of the State Taxation Administration on Issues of Enterprise Income Tax Concerning In-depth Implementation of Western Region Development Strategy promulgated on April 6, 2012, or Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in one of the industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Afterwards, the State Taxation Administration abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under Circular 12. The Ministry of Finance, the State Taxation Administration and the National Development and Reform Commission promulgated the Announcement on Continuation of the Enterprise Income Tax Policy for the Western Region Development, or Circular 23, from January 1, 2021 to December 31, 2030, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and primary business revenue of which accounts for more than 60% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Circular 23 came into force as from January 1, 2021 and the policy on enterprise income tax in Circular 58 shall cease to be implemented with effect from the same day.

In order to encourage the development of the enterprises in software industry, the State Taxation Administration, the Ministry of Finance, the National Development and Reform Commission and the Ministry of Industry and Information Technology issued the Circular on Issues Concerning Preferential Policies on Enterprise Income Tax for Software and Integrated Circuit Industries on May 4, 2016 and the Announcement on Enterprise Income Tax Policies for Promoting High Quality Development of Integrated Circuit Industry and Software Industry on December 11, 2020, which specifies the criteria and procedures for the qualification and certification of the key software enterprise. The key software enterprises encouraged by the State are entitled to be exempted from enterprise income tax from the first to the fifth year from the profit-making year and be subject to enterprise income tax at a reduced tax rate of 10% for subsequent years.

Preferential tax rates are also available to enterprises in certain regions of China. According to the Circular on Preferential Enterprise Income Tax Policies for the Hainan Free Trade Port issued by the Ministry of Finance and the State Taxation Administration on June 23, 2020, enterprise income tax is reduced to 15% through December 31, 2024 for enterprises registered in Hainan Free Trade Port if their primary businesses fall within the “encouraged” category of the policy. According to the Circular of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City issued by the Ministry of Finance and the State Taxation Administration on March 25, 2014, enterprise income tax was reduced to 15% through December 31, 2020 for enterprises registered in Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City if their primary businesses fall within the “encouraged” category of the policy. According to the Circular on Extending the Preferential Enterprise Income Tax Policies for the Shenzhen Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone issued by the Ministry of Finance and the State Taxation Administration on May 27, 2021, the aforementioned tax benefit of 15% on eligible enterprises incorporated in the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City was extended through December 31, 2025.

PRC Value-Added Tax

Pursuant to the PRC Interim Value-Added Tax Regulations promulgated by the State Council on December 13, 1993 and recently amended on November 19, 2017, and its implementation rules promulgated by the Ministry of Finance on December 18, 2008 and recently amended on October 28, 2011, subject to applicable exceptions, taxpayers selling goods, providing labor services of processing, repairs or maintenance, or selling services, intangible assets or real property in China, or importing goods to China shall pay VAT. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

Pursuant to the Pilot Proposals for the Collection of Value-Added Tax in Lieu of Business Tax promulgated by the State Taxation Administration and the Ministry of Finance on November 16, 2011, starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, levying a 11% VAT on revenue generated from transportation services in lieu of the business tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued afterwards, or Circular 36, business tax shall be completely replaced by the VAT from May 1, 2016 and the VAT rate applicable to VAT taxpayers ranges from 6% to 17%. Pursuant to Circular of Taxation on Adjusting Value-added Tax Rates, or Circular 32, issued by the Ministry of Finance and the State Taxation Administration, and the Announcement on Policies for Deepening the VAT Reform, or Circular 39, issued by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on March 20, 2019, effective on April 1, 2019, the VAT rate applicable to VAT taxpayers were adjusted to a range from 6% to 13%, among which taxable activities related to transportation and postal services shall be subject to a VAT rate of 9%. Under Circular 39 and the then effective Announcement on Relevant Value-added Tax Policies for Promoting the Relief and Development of Stranded Industries in Service Sector issued by the Ministry of Finance and the State Taxation Administration on March 3, 2022, during the period from April 1, 2019 to December 31, 2022, industry taxpayers of manufacturing and living service industries can enjoy an extra 10% for deduction of the tax payable, which is calculated based on the input VAT filed with the tax bureau. Under the Announcement on Clarifying the Value-added Tax Reduction and Exemption Policy for Small-scale VAT Taxpayers and Other Policies issued by the Ministry of Finance and the State Taxation Administration on January 9, 2023, taxpayers in productive service industries are allowed to deduct the tax payable by 5% of the deductible input tax from January 1, 2023 to December 31, 2023. In addition, under Circular 39, qualifying taxpayers who meet certain requirements are eligible for the newly increased unutilized input VAT refund. The refund of newly increased unutilized input VAT for the current period shall be calculated as per the following formula: refundable amount of newly increased unutilized input VAT for the current period = newly increased unutilized input VAT x the input component ratio x 60%.

Pursuant to the Announcement to Further Step up the Application of End-of-Period Excess Input Value Added Tax Credit Refund Policies and the Announcement on Expanding the Scope of Industries Eligible for the Policy of Full Refund of Incremental VAT Credits, promulgated by the Ministry of Finance and the State Taxation Administration respectively on March 21, 2022 and June 7, 2022, the end-of-period VAT credit refund policy shall be enhanced for “transport, warehousing and postal” and “residential services, repairs and other services” sectors. Under these announcements, monthly refund of newly added unutilized input VAT and one-off refund of existing unutilized input VAT may be granted to enterprises, whose VAT taxable sales derived from engaging in activities in the “transport warehousing and postal “and “residential services, repairs and other services” industries under the Industrial Classification of National Economic Activities account for more than 50% of their total VAT taxable sales amount.

Pursuant to the then effective Announcement on the VAT Exemption Policy for Express Courier Services promulgated by the Ministry of Finance and the State Taxation Administration on April 29, 2022, from May 1, 2022 to December 31, 2022, taxpayers were exempt from value-added tax on income derived from providing express collection and delivery services for essential daily necessities to residents. The specific scope of express collection and delivery services shall be implemented in accordance with the Notice on Comprehensively Implementing the Pilot Program of Replacing Business Tax with Valued-Added Tax.

C.           Organizational Structure

For the chart illustrating our company’s organizational structure, see “Our Holding Company Structure and Contractual Arrangements” at the outset of Part I.

The following is a summary of the currently effective contractual arrangements by and among Shanghai Zhongtongji Network, our wholly owned subsidiary, ZTO Express, the consolidated affiliated entity, and the shareholders of ZTO Express.

Agreements that enable us to direct the activities of ZTO Express

Voting Rights Proxy Agreement. On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network’s designated person, as their attorney-in-fact to exercise all applicable shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers who shall be appointed by shareholders; and (iv)exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above are premised on Shanghai Zhongtongji Network’s designated person being a PRC citizen and Shanghai Zhongtongji Network’s consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replaced designated person as their new attorney-in-fact under their power of attorney. Otherwise, the voting rights proxy agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time, and the authorization and appointment by the shareholders of ZTO Express’s shall not be revoked.

Equity Pledge Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an equity pledge agreement and this agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time. Pursuant to the equity pledge agreement, each of the shareholders of ZTO Express pledged all of their equity interests in ZTO Express to guarantee their and ZTO Express’s performance of their obligations under the contractual arrangements, including the exclusive consulting and services agreement, its related agreements and the equity pledge agreement. If ZTO Express or its shareholders breach their contractual obligations under this agreement, Shanghai Zhongtongji Network, as pledgee, will have the right to dispose of the pledged equity interests in ZTO Express and priority in receiving the proceeds from such disposal. The shareholders of ZTO Express also agreed that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, subject to specified exceptions therein, Shanghai Zhongtongji Network has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges became effective in September 2015, which was when the pledge of equity interests contemplated in the equity pledge agreement were registered with the administration for market regulation in accordance with the PRC Property Rights Law in force at that time, and will remain effective until ZTO Express and its shareholders have completed all of their obligations under the contractual arrangements or discharged all of their obligations under the contractual arrangements.

Exclusive Call Option Agreement. On August 18, 2015, Shanghai Zhongtongji Network, ZTO Express and the shareholders of ZTO Express entered into an exclusive call option agreement. Pursuant to the exclusive call option agreement, each of the shareholders of ZTO Express irrevocably granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in ZTO Express. The purchase price shall be the lower of (i)the amount that the shareholders contributed to ZTO Express as registered capital for the equity interests to be purchased, or (ii)the lowest price permitted by applicable PRC law. In addition, ZTO Express granted Shanghai Zhongtongji Network an exclusive option to purchase, or have its designated entity or person to purchase, at its discretion, to the extent permitted under PRC law, all or part of ZTO Express’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Shanghai Zhongtongji Network, among other applicable issues, the shareholders of ZTO Express may not increase or decrease the registered capital, dispose or cause the management of ZTO Express to dispose of its material assets (other than those disposal during ordinary operation), terminate or cause the management of ZTO Express to terminate any material contract or enter into any contract that is in conflict with its existing material contracts, appoint or remove any directors, supervisors or other management members, cause ZTO Express to distribute or announce to distribute dividends to the shareholders, amend its articles of association, provide any loans or guarantees to any third parties or acquire any loans or guarantees from any third parties, and shall guarantee the continuance of ZTO Express. The exclusive call option agreement will remain effective until all equity interests in ZTO Express held by its shareholders and all assets of ZTO Express are transferred or assigned to Shanghai Zhongtongji Network or its designated entity or person. The exclusive call option agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time.

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

Spousal Consents. Each of the spouses of six key shareholders of ZTO Express, namely Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang and Xuebing Shang, signed a spousal consent letter. These six key shareholders collectively hold 73.8% equity interest in ZTO Express. Under the spousal consent letters, each signing spouse unconditionally and irrevocably agreed that the spouse is aware of the abovementioned exclusive call option agreement, voting right proxy agreement, irrevocable powers of attorney, equity pledge agreement and the exclusive consulting and services agreement, and has read and understood the contractual arrangements. Each signing spouse has committed not to impose any adverse assertions upon the validity and existence of such contractual arrangement based on the existence or termination of the marital relationship with the VIE shareholder or exert any impediment or adverse influence over the VIE shareholder’s performance of any contractual arrangement.

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

However, our PRC legal counsel, Global Law Office, also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities or courts may take a view that is contrary to or otherwise different from the above opinion of Global Law Office, our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for operating our express delivery business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations and our corporate structure, business operations and future capital raising activities may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us.”

D.           Property, Plant and Equipment

As of March 31, 2024, we had an aggregate gross floor area of approximately 11,221,000 square meters of sorting hubs that we operate, among which approximately 8,160,000 square meters were used for sorting purposes. The lease terms of the buildings we leased from third parties ranged from 1 to 16 years. We had not obtained the title certificates of land use rights from the authorities with respect to an aggregate gross land area of approximately 139,000 square meters of sorting hubs, and the title certificates with respect to 53 buildings.

The areas of properties are based on figures specified in the land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as is basis.

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

Market conditions and our market position

The market conditions, the competitive landscape and our market position in the express delivery industry will affect the pricing of our services and in turn, our revenue and operating income.

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

Key Line Items and Specific Factors Affecting Our Results of Operations Revenues

Revenues

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Express delivery services	27,450,922	90.3	32,575,698	92.1	35,488,060	4,998,389	92.4
Freight forwarding services	1,529,601	5.0	1,212,677	3.4	906,802	127,720	2.4
Sale of accessories	1,231,283	4.0	1,384,674	3.9	1,876,624	264,317	4.9
Others	194,033	0.7	203,947	0.6	147,429	20,765	0.3
Total revenues	30,405,839	100.0	35,376,996	100.0	38,418,915	5,411,191	100.0

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 83.2%, 85.1% and 91.4% of our total express delivery services revenues in 2021, 2022 and 2023, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. Revenues from our express delivery services to such enterprise customers accounted for 16.8%, 14.9% and 8.6% of our total express delivery services revenues in 2021, 2022 and 2023, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 22,289 million in 2021 to 24,389 million in 2022 and further to 30,202 million in 2023.

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

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Line-haul transportation cost	11,487,810	37.8	12,480,170	35.3	13,591,627	1,914,341	35.4
Sorting hub cost	6,774,595	22.3	7,845,491	22.2	8,253,522	1,162,484	21.5
Freight forwarding cost	1,326,557	4.4	1,137,140	3.2	854,533	120,358	2.2
Cost of accessories sold	349,647	1.1	463,448	1.3	513,391	72,310	1.3
Other costs	3,877,853	12.7	4,411,472	12.4	3,543,316	499,066	9.2
Total cost of revenues	23,816,462	78.3	26,337,721	74.4	26,756,389	3,768,559	69.6

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by the vehicles we own, (iii) employee compensation and other benefits for drivers of the vehicles we own, (iv) air transportation cost and (v) depreciation and maintenance costs of the vehicles we own. Total line-haul transportation cost accounted for 37.8%, 35.3% and 35.4% of our revenues in 2021, 2022 and 2023, respectively. Since 2019, we increased usage of the vehicles that we own ourselves with an increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved transportation cost efficiencies.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 22.3%, 22.2% and 21.5% of our revenues 2021, 2022 and 2023, respectively.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 1.1%, 1.3% and 1.3% of our revenues in 2021, 2022 and 2023, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 28.4%, 33.5% and 27.4% in 2021, 2022 and 2023, respectively.

Other costs, which mainly include (i) information technology related cost, (ii) dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 12.7%, 12.4% and 9.2% of our revenues in 2021, 2022 and 2023, respectively.

To maintain competitive pricing and enhance profit per parcel, we must continue to control our costs and improve our operating efficiency. We have adopted various cost-control measures. For example, fuel cost can be reduced through the use of more fuel-efficient vehicles, and unit transportation cost can be reduced by adding cost efficient, high-capacity line-haul trucks to our fleet and a gradual shift to a direct shipping model by selected network partners, and labor costs can be contained through wider implementation of automated sorting equipment.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 6.2%, 5.9% and 6.3% of our revenues in 2021, 2022 and 2023, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB248.0 million, RMB179.0 million and RMB255.0 million (US$35.9 million) in 2021, 2022 and 2023, respectively, which accounted for 0.8%, 0.5% and 0.7% of our revenues in the corresponding periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives.

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

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentages)
Revenues	30,405,839	100.0	35,376,996	100.0	38,418,915	5,411,191	100.0
Cost of revenues	(23,816,462)	(78.3)	(26,337,721)	(74.4)	(26,756,389)	(3,768,559)	(69.6)
Gross profit	6,589,377	21.7	9,039,275	25.6	11,662,526	1,642,632	30.4
Operating income (expenses)(1)
Selling, general and administrative	(1,875,869)	(6.2)	(2,077,372)	(5.9)	(2,425,253)	(341,590)	(6.3)
Other operating income, net	789,503	2.6	774,578	2.2	770,651	108,544	2.0
Total operating expenses	(1,086,366)	(3.6)	(1,302,794)	(3.7)	(1,654,602)	(233,046)	(4.3)
Income from operations	5,503,011	18.1	7,736,481	21.9	10,007,924	1,409,586	26.1
Other income (expenses)
Interest income	363,890	1.2	503,722	1.4	706,765	99,546	1.9
Interest expense	(126,503)	(0.4)	(190,521)	(0.5)	(289,533)	(40,780)	(0.8)
Gain from fair value changes of financial instruments	52,909	0.2	46,246	0.1	164,517	23,172	0.4
Gain on disposal of equity investees and subsidiary	2,357	—	69,598	0.2	5,485	773	0.0
Impairment of investment in equity investee	—	—	(26,328)	(0.1)	—	—	—
Foreign currency exchange (loss)/gain, before tax	(56,467)	(0.2)	147,254	0.4	93,543	13,175	0.2
Income before income tax, and share of loss in equity method investments	5,739,197	18.9	8,286,452	23.4	10,688,701	1,505,472	27.8
Income tax expense	(1,005,451)	(3.3)	(1,633,330)	(4.6)	(1,938,600)	(273,046)	(5.0)
Share of (loss)/gain in equity method investments	(32,419)	(0.1)	5,844	0.0	4,356	614	0.0
Net Income	4,701,327	15.5	6,658,966	18.8	8,754,457	1,233,040	22.8
Net loss/(income) attributable to noncontrolling interests	53,500	0.2	150,090	0.4	(5,453)	(768)	0.0
Net income attributable to ZTO Express (Cayman) Inc.	4,754,827	15.6	6,809,056	19.2	8,749,004	1,232,272	22.8
(1)

Our operating income (expenses) in 2021, 2022 and 2023 includes RMB248.0, RMB179.0 million and RMB255.0 (US$35.9 million), respectively, of share-based compensation expenses, accounting for 0.8%, 0.5% and 0.7% of our total revenues in the same periods, respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues increased by 8.6% to RMB38.4 billion (US$5.4 billion) in 2023 from RMB35.4 billion in 2022. The increase was mainly driven by a 23.8% increase in parcel volume to 30,202 million in 2023 from 24,389 million in 2022 as a result of an increase in our market share. It was also largely offset by a 11.3% decrease in unit price per parcel mainly resulting from increase in volume incentives. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, decreased by 37.3% through either re-engagement of partner outlets for fulfilment or rationalization due to loss-making. Revenue from freight forwarding services decreased by 25.2% compared to 2022, mainly due to post-pandemic e-commerce price decline. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills, increased by 35.5% in line with parcel volume growth.

Cost of Revenues

Our total cost of revenues increased by 1.6% to RMB26.8 billion (US$3.8 billion) in 2023 from RMB26.3 billion in 2022. This increase primarily resulted from increases in line-haul transportation cost by 8.9% to RMB13.6 billion (US$1.9 billion), sorting hub operating cost by 5.2% to RMB8.3 billion (US$1.2 billion), and cost of accessories sold by 10.8% to RMB513.4 million (US$72.3 million), partially offset by the decrease in other costs by 19.7% to RMB3,543.3 million (US$499.1 million).

Line-haul transportation cost. Our line-haul transportation cost was RMB13.6 billion (US$1.9 billion) in 2023, an increase from RMB12.5 billion in 2022. The line-haul transportation cost per parcel decreased 6 cents to RMB0.45. The decrease was primarily due to better economies of scale, optimized line-haul route planning and decreased fuel price.

Sorting hub cost. Our sorting hub cost increased by 5.2% to RMB8.3 billion (US$1.2 billion) in 2023 from RMB7.8 billion in 2022. The increase was mainly due to (i) RMB242.3 million (US$34.1 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii)RMB245.7 million (US$34.6 million) increase in depreciation and amortization costs associated with automated equipment and other facilities. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased 15.0% or 5 cents.

Cost of accessories sold. Our cost of accessories sold increased by 10.8% to RMB513.4 million (US$72.3 million) in 2023 from RMB463.4 million in 2022.

Other costs. Other costs decreased to RMB3,543.3 million (US$499.1 million) in 2023 from RMB4,411.5 million in 2022, primarily due to (i) RMB904.7 million (US$127.4 million) decrease in dispatching costs associated with serving enterprise customers, offset by (ii) RMB137.2 million (US$19.3 million) increase in IT cost.

Gross Profit

Our gross profit increased by 29.0% to RMB11.7 billion (US$1.6 billion) in 2023 from RMB9.0 billion in 2022, primarily attributable to 23.8% parcel volume growth and 18.0% unit cost productivity gain partially offsetting overall unit price per parcel decline of 11.3% due to competition. The parcel volume growth resulted mainly from an increase in our market share. On the other hand, our cost productivity improved during the period primarily because of the continued adoption of cost efficient and innovative measures in transportation and sorting, such as the use of high-capacity trucks and automated sorting equipment. As a result, our gross profit margin increased to 30.4% in 2023 from 25.6% in 2022.

Operating Expenses

Our total operating expenses increased by 27.0% to RMB1,654.6 million (US$233.0 million) in 2023 from RMB1,302.8 million in 2022.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 16.7% to RMB2,425.3 million (US$341.6 million) in 2023 from RMB2,077.4 million in 2022. The increase was primarily due to (i) RMB115.9 million (US$16.3 million) increase in compensation and benefit expenses, (ii) RMB85.6 million (US$12.1 million) provision of losses from a credit loan provided to Shanghai Shuangcaiji Intelligent Technology Co., Ltd, an equipment supplier, (iii) RMB80.2 million (US$11.3 million) in headquarter facility expenses, and (iv) RMB74.8 million (US$10.5 million) depreciation and amortization costs associated with equipment and facilities.

Other operating income, net. We had a net other operating income of RMB770.7 million (US$108.5 million) in 2023, compared with RMB774.6 million in 2022. Other operating income mainly consisted of (i) RMB397.0 million (US$55.9 million) of government subsidies and tax rebates, (ii) RMB277.4 million (US$39.1 million) of VAT super deduction, and (iii) RMB122.0 million (US$17.2 million) of rental income.

Other Income and Expenses

Interest income. Interest income increased to RMB706.8 million (US$99.5 million) in 2023 from RMB503.7 million in 2022, primarily due to the increased average daily balance of cash and interest-earning bank deposits.

Interest expense. Our interest expense increased to RMB289.5 million (US$40.8 million) in 2023 from RMB190.5 million in 2022, primarily due to increased short-term bank borrowings during 2023.

Foreign currency exchange gain. Our foreign currency exchange gain decreased from the gain of RMB147.3 million in 2022 to the gain of RMB93.5 million (US$13.2 million) in 2023, mainly due to the decrease in the onshore U.S. dollar-denominated bank deposits, partially offset by the appreciation of U.S. dollar against Renminbi.

Income Tax Expense

Our income tax expense was RMB1,938.6 million (US$273.0 million) in 2023, representing an increase of 18.7% from RMB1,633.3 million in 2022. Our effective tax rate in 2023 was 18.1%, compared to 19.7% in 2022 due to an income tax refund of RMB207.1 million received in the third quarter by Shanghai Zhongtongji Network, a wholly-owned subsidiary of the Company, for being recognized as a “Key Software Enterprise” that was qualified for a preferential tax rate of 10% for tax year 2022.

Net Income

Our net income increased to RMB8,754.5 million (US$1,233.0 million) in 2023 from RMB6,659.0 million in 2022 primarily as a result of the foregoing.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2023.

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

PRC

Under the PRC Enterprise Income Tax Law, our PRC subsidiaries and the consolidated affiliated entities are in principle subject to enterprise income tax at a statutory rate of 25%. This 25% rate applies to most of our subsidiaries and consolidated affiliated entities established in China. Some of our subsidiaries and consolidated affiliated entities are entitled to a favorable statutory tax rate of 10% or 15% because of their qualifications as a high and new technology enterprise, or as a key software enterprise, or as enterprises within the Catalogue of Encouraged Industries in Western Regions or because of favorable local tax treatment for various terms. In addition, some of our subsidiaries and consolidated affiliated entities are entitled to a favorable tax treatment in relation to their research and development expenses, such as the increased pre-tax super deduction ratio for research and development expenses.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax” for descriptions of these preferential tax policies.

Under Circular 36, our PRC subsidiaries and the consolidated affiliated entities are subject to VAT, at a rate of 6% to 17% on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Pursuant to Circular 32 and Circular 39, the VAT rate applicable to VAT taxpayers were adjusted to a range from 6% to 13%, among which taxable activities related to transportation and postal services shall be subject to a VAT rate of 9%. Under Circular 39 and the then effective Announcement on Relevant Value-added Tax Policies for Promoting the Relief and Development of Stranded Industries in Service Sector issued by the Ministry of Finance and the State Taxation Administration on March 3, 2022, during the period from April 1, 2019 to December 31, 2022, taxpayers of manufacturing and living service industries enjoyed an extra 10% for deduction of the tax payable, which is calculated based on the input VAT filed with the tax bureau. Under the Announcement on Clarifying the Value-added Tax Reduction and Exemption Policy for Small-scale VAT Taxpayers and Other Policies issued by the Ministry of Finance and the State Taxation Administration on January 9, 2023, taxpayers in productive service industries are allowed to deduct the tax payable by 5% of the deductible input tax from January 1, 2023 to December 31, 2023. In addition, under Circular 39, qualifying taxpayers who meet certain requirements are eligible for the newly increased unutilized input VAT refund. The refund of newly increased unutilized input VAT for the current period shall be calculated as per the following formula: refundable amount of newly increased unutilized input VAT for the current period = newly increased unutilized input VAT x the input component ratio x 60%.

Pursuant to the Announcement to Further Step up the Application of End-of-Period Excess Input Value-Added Tax Credit Refund Policies and the Announcement on Expanding the Scope of Industries Eligible for the Policy of Full Refund of Incremental VAT Credits, promulgated by the Ministry of Finance and the State Taxation Administration respectively on March 21, 2022 and June 7, 2022, the end-of-period VAT credit refund policy shall be enhanced for “transport, warehousing and postal” and “residential services, repairs and other services” sectors. Under these announcements, monthly refund of newly added unutilized input VAT and one-off refund of existing unutilized input VAT may be granted to enterprises, whose VAT taxable sales derived from engaging in activities in the “transport, warehousing and postal” and “residential services, repairs and other services” industries under the Industrial Classification of National Economic Activities account for more than 50% of their total VAT taxable sales amount.

Pursuant to the then effective Announcement on the VAT Exemption Policy for Express Courier Services promulgated by the Ministry of Finance and the State Taxation Administration on April 29, 2022, from May 1, 2022 to December 31, 2022, taxpayers were exempt from value-added tax on income derived from providing express collection and delivery services for essential daily necessities to residents. The specific scope of express collection and delivery services shall be implemented in accordance with the Notice on Comprehensively Implementing the Pilot Program of Replacing Business Tax with Valued-Added Tax.

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

We have developed a forward looking current expected credit loss model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers’ operating results, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers.

We had a financing receivables balance of RMB2,247.1 million and RMB2,100.2 million (US$295.8 million) as of December 31, 2022 and 2023. No material default occurred in 2021, 2022 and 2023. RMB99.1 million and RMB150.0 million (US$21.1 million) of allowance of credit losses relating to financing receivables were recorded as of December 31, 2022 and 2023, respectively. The expected credit loss recognized for financing receivables was RMB19.7 million, RMB35.5 million and RMB50.9 million (US$7.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

The table below sets forth the maturity profiles of our financing receivables before provision of credit losses as of December 31, 2023.

		Within	One to	Two to	Over three
	December 31, 2023	one year	two years	three years	years
Total Balance (RMB in thousands)	2,250,274	1,228,630	585,654	435,990	—
Percentage of Total Balance	100.0	54.6	26.0	19.4	—

Recently Issued Accounting Pronouncement

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(aa) “Recently issued accounting pronouncement” to our audited consolidated financial statements included elsewhere in this annual report.

B.           Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	7,220,217	11,479,308	13,360,967	1,881,851
Net cash used in investing activities	(8,756,533)	(16,041,890)	(12,252,751)	(1,725,762)
Net cash (used in)/provided by financing activities	(2,903,985)	7,058,202	(769,836)	(108,429)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(150,430)	338,106	109,843	15,471
Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,590,731)	2,833,726	448,223	63,131
Cash, cash equivalents and restricted cash at beginning of year	14,360,092	9,769,361	12,603,087	1,775,107
Cash, cash equivalents and restricted cash at end of year	9,769,361	12,603,087	13,051,310	1,838,238

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities in the past three years.

●	In September 2020, we raised approximately HK$11.1 billion (US$1.4 billion) from the public offering of Class A ordinary shares in connection with our secondary listing in Hong Kong, after deducting underwriting commissions and the offering expenses payable by us.
●	In September 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may require us to repurchase for cash all or part of 2027 Notes on September 2, 2025, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$36.48 per ADS and is subject to adjustment under the terms of the capped call transactions.

As of December 31, 2021, 2022 and 2023, our cash and cash equivalents, restricted cash and short-term investments were RMB12.6 billion, RMB18.3 billion, and RMB20.5 billion (US$2.9 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investment primarily comprises of interest rate swaps, dual currency notes/deposits, time deposits with maturities between three months and one year, and investments in wealth management products with variable interest rates. As of December 31, 2023, approximately 91.8% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 85.4% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

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

Although we consolidate the results of the consolidated affiliated entities, we only have access to the assets or earnings of the consolidated affiliated entities through our contractual arrangements with ZTO Express. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on our liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries and the consolidated affiliated entities in China to our offshore subsidiaries. Shanghai Zhongtongji Network distributed a dividend to ZTO Express (Hong Kong) Limited for 2023 and we recorded a deferred tax liability of RMB202.5 million as of December 31, 2023.

In utilizing the proceeds we receive from the public offering of Class A ordinary shares in relation to our secondary listing on the Main Board of the Hong Kong Stock Exchange and other cash received from subsequent transactions that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC operating entities, make loans to our PRC operating entities, or acquire offshore entities with business operations in China in offshore transactions. Most of these uses are subject to PRC regulations and approvals.

Operating Activities

Net cash provided by operating activities in 2023 was RMB13.4  billion (US$1.9 billion), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB38.8 billion (US$5.5 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB15.8 billion (US$2.2 billion); (ii) RMB8.8 billion (US$1.2 billion) paid for labor related costs, including salaries, social insurances and other benefits; (iii) cash outflow of income tax of RMB1.7 billion (US$235.5 million); (iv) cash inflow of interest income of RMB899.5 million (US$126.7 million); (v) cash inflow of subsidy of RMB674.4 million (US$95.0 million); and (vi) cash outflow of RMB594.0 million (US$83.7 million) as other administrative costs.

Net cash provided by operating activities in 2022 was RMB11.5 billion, which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB35.9 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB14.5 billion; (ii) cash inflow of interest income of RMB306.2 million; (iii) cash inflow of subsidy of RMB619.5 million; (iv) RMB9.1 billion paid for labor related costs, including salaries, social insurances and other benefits; (v) cash outflow of income tax of RMB1.3 billion; and (vi) cash outflow of RMB521.2 million as other administrative costs.

Net cash provided by operating activities in 2021 was RMB7.2 billion, which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB30.0 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB13.8 billion; (ii) cash inflow of interest income of RMB321.1 million; (iii) cash inflow of subsidy of RMB683.2 million; (iv) RMB8.4 billion paid for labor related costs, including salaries, social insurances and other benefits; (v) cash outflow of income tax of RMB1.1 billion; and (vi) cash outflow of RMB487.0 million as other administrative costs.

Investing Activities

Net cash used in investing activities in 2023 was RMB12.3 billion (US$1.7 billion), primarily due to (i) purchase of short-term investment products of RMB11.3 billion (US$1.6 billion), while maturity of short-term investment products amounted to RMB9.8 billion (US$1.4 billion); (ii) purchase of long-term investment products of RMB10.1 billion (US$1.4 billion), while maturity of long-term investment products amounted to RMB5,240.7 million (US$738.1 million); (iii) purchase of property and equipment of RMB6.5 billion (US$919.6 million), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iv) cash received from disposal of equity investees and subsidiaries and others of RMB476.9 million (US$67.2 million); and (v) purchase of land use rights in an amount of RMB140.9 million (US$19.9 million).

Net cash used in investing activities in 2022 was RMB16.0 billion, primarily due to (i) purchase of short-term investment products of RMB9.6 billion, while maturity of short-term investment products amounted to RMB6.7 billion; (ii) purchase of property and equipment of RMB7.1 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of long-term investment products of RMB6.4 billion, while maturity of long-term investment products amounted to RMB284 million; (iv) purchase of land use rights in an amount of RMB345.0 million; and (v) cash received from disposal of equity investees and subsidiaries of RMB330.8 million, while payment for investments in equity investees amounted to RMB94.4 million.

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

Financing Activities

Net cash used in financing activities in 2023 was RMB769.8 million (US$108.4 million), which was mainly attributable to the following factors: (i) payment of dividends of RMB2.1 billion (US$291.9 million); and (ii) proceeds from short-term borrowings in an amount of RMB12.3 billion (US$1.7 billion), partially offset by the repayment of short-term borrowings of RMB9.9 billion (US$1.4 billion); and (iii) share repurchase of RMB1,006.5 million (US$141.8 million).

Net cash provided by financing activities in 2022 was RMB7.1 billion, which was mainly attributable to the following factors: (i) issuance of convertible bonds net of issuance cost paid and capped call option of RMB6.4 billion; (ii) payment of dividends of RMB1.3 billion; (iii) proceeds from short-term borrowings in an amount of RMB7.7 billion, partially offset by the repayment of short-term borrowings of RMB5.9 billion; and (iv) share repurchase of RMB84.5 million.

Net cash provided by financing activities in 2021 was RMB2.9 billion, which was mainly attributable to the following factors: (i) payment of dividends of RMB1.4 billion; (ii) share repurchase of RMB3.8 billion; and (iii) proceeds from short-term borrowings in an amount of RMB6.9 billion, partially offset by the repayment of short-term borrowings of RMB4.9 billion.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, capital commitments, operating lease commitments, investment commitments, short-term debt obligations, convertible senior notes obligations and dividend payment.

In connection with the purchases of property and equipment, purchases of land use rights, the expansion of our truck fleet and the upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB9.3 billion, RMB7.4 billion, and RMB6.7 billion (US$939.4 million) in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance, proceeds from our public offering of Class A ordinary shares in relation to our listing on the Main Board of the Hong Kong Stock Exchange, issuance of the 2027 Notes and other financing alternatives. We will continue to make capital expenditures to support the growth of our business. Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2023 amounted to RMB4.6 billion (US$647.0 million). All of these capital commitments will be fulfilled based on the construction progress.

Our operating lease commitments consist of the commitments under the lease agreements for our office space, sorting hubs and warehouse facilities. We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through October 2037. As of December 31, 2023, we also had operating lease liabilities amounting to RMB714.9 million (US$100.7 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Our investment commitments primarily consist of our commitment to make capital contributions to certain equity investees. We were obligated to pay RMB20.2 million (US$2.8 million) for certain investment in equity investees as of December 31, 2023 with payment due within three years.

As of December 31, 2023, we had outstanding principal amount of short-term bank borrowings of RMB7.8 billion (US$1.1 billion), among which RMB6.7 billion (US$937.8 million) were unsecured and unguaranteed. In 2023, we entered into bank loan contracts and discounted notes arrangements with several banks with an aggregate amount of RMB12.3 billion (US$1.7 billion). The weighted average interest rate of borrowings drawn was 1.6% in 2023.

Our convertible senior notes obligations represent the principal amount and cash interests in connection with our 2027 Notes. Holders of the 2027 Notes have the right to require us to repurchase their notes on September 2, 2025. In addition, the terms of the 2027 Notes contain protections concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of the 2027 Notes), as well as provisions regarding our ability to redeem the existing notes in case of certain changes in tax law or at any time if less than 10% of the aggregate principal amount of the 2027 Notes originally issued remains outstanding at such time. For details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.”

On March 19, 2024, our board of directors approved a cash dividend of US$0.62 per ADS or share for 2023 to holders of ADSs and ordinary shares of record as of the close of business on April 10, 2024.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

ZTO is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and the consolidated affiliated entities in China. As a result, our ability to pay dividends may depend upon dividends paid by our wholly owned subsidiaries in the future. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and the consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange.

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.          Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Critical Accounting Estimates.”

F.          Safe Harbor

See “Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	53	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jilei Wang	58	Director and Vice President of Infrastructure Management
Hongqun Hu	55	Director and Chief Operating Officer
Xudong Chen*	40	Director
Xing Liu	53	Director
Frank Zhen Wei	52	Director
Qin Charles Huang	54	Director
Herman Yu	53	Director
Tsun-Ming (Daniel) Kao	58	Director
Fang Xie	59	Director
Huiping Yan	57	Chief Financial Officer
Jianchang Lai	53	Vice President of Overseas Operations
Jingxi Zhu	43	Vice President of Information Technology
Jianfeng Zhang	41	Vice President of Public Relations
*	Pursuant to the investment agreement we entered into with Alibaba and Cainiao Network, Mr. Xudong Chen was appointed as our director.

Mr. Meisong Lai is our founder and has served as chairman of our board of directors since May 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China’s express delivery industry and has been deeply involved in the industry for over 20 years. Mr. Lai has attended the “Lakeside University” in China, a senior executive training program founded by Jack Ma, founder and then chairman of Alibaba. Mr. Meisong Lai is a brother-in-law to Mr. Jianchang Lai.

Mr. Jilei Wang has been our director since May 2013 and has served as our vice president of infrastructure management since October 2012. From October 2009 to March 2012, Mr. Wang served as a deputy general manager of Beijing ZTO Daying Logistics Co., Ltd., our then network partner in Beijing.

Mr. Hongqun Hu has been our director since May 2022 and has served as our chief operating officer since June 2017. Mr. Hu has thirty years of experience in the financial services industry. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to February 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively. Mr. Hu graduated from the advanced class in modern executive business administration from Zhejiang University in China in January 2006 and graduated from Ningbo University in China with a major in finance in July 2003.

Mr. Xudong Chen has been our director since June 2023. Mr. Chen has been a Director for Strategic Investment at Alibaba Group since May 2023. From November 2019 to April 2023, Mr. Chen was a Director for Strategic Investment at Cainiao Network. From September 2013 to November 2019, Mr. Chen successively served as an associate, senior associate, vice president, and executive director for private equity investment at HOPU Investments. From July 2012 to August 2013, Mr. Chen served as an associate at investment banking department of Deutsche Bank Securities in New York. From July 2006 to October 2008, Mr. Chen worked at investment banking department of China International Capital Corporation as an analyst. Mr. Chen has been a non-executive director of Quantium Solutions International Pte. Ltd. since June 2022. Mr. Chen received his MBA degree from Ross School of Business at University of Michigan in 2012, and his bachelor’s degree in economics from Fudan University in 2006.

Mr. Xing Liu has served as our director since May 2013. Mr. Liu is currently a partner of HongShan, which he joined in May 2007. Mr. Liu has served as an independent director of Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop”) since January 2011 and served as a non-executive director of China Renaissance Holdings Limited (HKEX: 1911) from 2020 to 2023. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master’s degree in computer engineering from Syracuse University in December 1995, and graduated from Fudan University in July 1992 with a major in management information systems.

Mr. Zhen Wei, also known as Mr. Frank Zhen Wei, has been our director since August 2015. Mr. Wei joined Warburg Pincus Asia LLC in November 2002, and has been serving as a managing director since January 2010. Mr. Wei is currently Managing Director at Warburg Pincus China and leads overall strategy and investment. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei was a director of Hwabao WP Fund Management Co., Ltd. from January 2019 to July 2022, a non-executive director of AAG Energy Holdings Limited (HKEX: 2686) from January 2015 to August 2018 and a non-executive director of CAR Inc. (HKEX: 699) from January 2016 to October 2019. Mr. Wei received a master’s degree in business administration from Harvard Business School in June 2002 and a bachelor’s degree in science from the University of Texas at Austin in May 1995.

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

Mr. Herman Yu has been our director since October 2016. Mr. Yu advises and invests in high tech companies in the AI, internet, Web3, fintech and green energy sectors. Previously, Mr. Yu worked at Baidu, Inc. (NASDAQ: BIDU, HKEX: 9888), an AI and internet company, serving as its chief strategy officer from August 2021 to March 2023 and as its chief financial officer from September 2017 to November 2021. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation (NASDAQ: WB, HKEX: 9898), a social media company from 2015 to 2017, and as the chief financial officer of SINA Corporation, an internet portal, from 2006 to 2015. Mr. Yu is a California Certified Public Accountant and holds a B.A. in economics from the University of California, Santa Cruz and a Master of Accountancy (MAcc) from the University of Southern California.

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

Ms. Huiping Yan has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network, the logistics arm of Alibaba (NYSE: BABA, HKEX: 9988), and over four years at Home Inns, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at GE in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan studied at Shanghai International Studies University, where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately RMB100.3 million (US$14.1 million) in cash to our executive officers and directors. For share incentive grants to our officers and directors, see “—2016 Share Incentive Plan,” “—2024 Share Incentive Plan” and “—Employee Shareholding Platform.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2016 Share Incentive Plan

Following our conversion to a dual-primary listed company on the Hong Kong Stock Exchange, the scheme limit under our 2016 Share Incentive Plan (as amended and restated), or the 2016 Plan, is capped at 21,000,000 Class A ordinary shares. For administrative convenience purposes, we have established a trust administered by an independent trustee for transferring, as directed by an authorized representative of our company, the shares or ADSs to the grantees upon the exercise or vesting of awards granted under the 2016 Plan.

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

Eligibility. We may grant awards to our employees, directors and consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

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

As of March 31, 2024, restricted share units representing a total of 5,592,500 Class A ordinary shares have been granted under the 2016 Plan, excluding awards that were forfeited or cancelled after their grant dates.

The following table summarizes, as of March 31, 2024, the restricted share units we granted to our directors and executive officers under our 2016 Plan, excluding awards that were forfeited or cancelled after their grant dates. Other individuals as a group were granted restricted share units representing a total of 1,943,531 Class A ordinary shares as of March 31, 2024.

Ordinary Shares
Underlying Restricted
Name	Share Units Awarded	Date of Grant
Meisong Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15,2022
March 14, 2023
March 22, 2024
Jilei Wang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
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
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
Fang Xie	*	March 14, 2023
Huiping Yan	*	March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Jianchang Lai	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Total	3,648,969
*	Less than 1% of our total outstanding shares.

2024 Share Incentive Plan

The board of directors approved and adopted a share incentive plan on March 19, 2024 that became effective on March 19, 2024, or the 2024 Plan. The maximum aggregate number of shares underlying the awards under the 2024 Plan is 30,000,000 Class A ordinary shares. The shares that may be issued pursuant to the awards under the 2024 Plan will be from shares or ADSs purchased in the open market by us or a third party trust. 2024 Plan does not involve the issuance of new shares of our company.

The following paragraphs describe the principal terms of the 2024 Plan.

Types of Awards. The 2024 Plan permits the awards of options, restricted share units or any other type of awards that permitted by our company.

Plan Administration. Our board of directors will administer the 2024 Plan. The board of directors will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant. The board of directors may delegate the administration power to the chief executive officer, such committee or any other authorized agent as the board of directors in its absolute discretion may think fit.

Award Agreement. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the vesting schedule and term of the award and transfer restrictions, among other things.

Eligibility. We may grant awards to our employees, and service provider participants as defined in the 2024 Plan.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient.

Termination and Amendment of the 2024 Plan. Unless terminated earlier, the 2024 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

As of March 31, 2024, options representing a total of 916,200 Class A ordinary shares have been granted under the 2024 plan.

The following table summarizes, as of March 31, 2024, the options we granted to our directors and executive officers under our 2024 Plan. Other individuals as a group were granted options representing a total of 352,200 Class A ordinary shares as of March 31, 2024.

	Ordinary
	Shares
	Underlying	Exercise		Date
	Options	price		of
Name	Awarded	(US$/Share)	Date of Grant	Expiration
Meisong Lai	*	21.88	March 22, 2024	March 22, 2034
Jilei Wang	*	21.88	March 22, 2024	March 22, 2034
Hongqun Hu	*	21.88	March 22, 2024	March 22, 2034
Huiping Yan	*	21.88	March 22, 2024	March 22, 2034
Jianchang Lai	*	21.88	March 22, 2024	March 22, 2034
Jingxi Zhu	*	21.88	March 22, 2024	March 22, 2034
Jianfeng Zhang	*	21.88	March 22, 2024	March 22, 2034
Total	564,000

*Less than 1% of our total outstanding shares.

Employee Shareholding Platform

In June 2016, we issued 16,000,000 ordinary shares to Zto Es Holding Limited, or ZTO ES, to establish an employee shareholding platform to allow our employees in China to receive share incentives. All ordinary shares issued for purpose of this employee shareholding platform were re-designated as Class A ordinary shares of our company upon the completion of our initial public offering in 2016. ZTO ES is directly held by four limited partnerships. Our board of directors review the performance of our employees, and reward selected employees by directing the general partner of the partnerships to transfer limited partnership interests in those partnerships to the selected employees.

Each recipient of such partnership interest is entitled to rights associated with the number of our ordinary shares held by ZTO ES that corresponds to the recipient’s proportional indirect ownership of ZTO ES to (i) receive dividends, if and when declared, on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds. ZTO ES abstains from voting on matters that require shareholders’ approval for all the shares of our company held by ZTO ES.

As of March 31, 2024, we have awarded certain rights associated with 11,458,072 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2024, the number of our ordinary shares held by ZTO ES over which our directors and officers had been awarded such rights.

Class A
Name	Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
March 11, 2019
March 13, 2020
Jilei Wang	*	June 28, 2016
Hongqun Hu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Jianchang Lai	*	June 28, 2016
Jingxi Zhu	*	June 28, 2016,
March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Jianfeng Zhang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Total	1,792,851
*	Less than 1% of our total outstanding shares.

As of March 31, 2024, other employees as a group were granted the same rights associated with 9,665,221 Class A ordinary shares held by ZTO ES through our employee shareholding platform.

On March 22, 2024, we agreed to award rights associated with 1,205,483 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These rights vested immediately upon grant.

C.          Board Practices

Our board of directors consists of ten directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules, the Hong Kong Listing Rules, and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. However, unless permitted under the Hong Kong Listing Rules, a director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his close associates as defined under the Hong Kong Listing Rules (or, if required by the Hong Kong Listing Rules, his other associates) has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). Our directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Compensation Committee. Our compensation committee consists of Xing Liu, Frank Zhen Wei and Qin Charles Huang. Mr. Liu is the chairman of our compensation committee. We have determined that Xing Liu, Frank Zhen Wei and Qin Charles Huang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	making recommendations to the board on the Company’s policy and structure for all directors’ and senior management’s remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;
●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

Terms of Directors and Officers

Our directors are appointed by ordinary resolution of our shareholders. The directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the first annual general meeting of our company after his or her appointment and shall then be eligible for re-election at that meeting. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Our officers are elected by and serve at the discretion of the board of directors. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated; or (v) is removed from office pursuant to our memorandum and articles of association.

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

D.           Employees

As of December 31, 2021, 2022 and 2023, we had a total of 23,865, 24,888 and 23,554 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2023 by function:

Functional Area	Number of Employees	% of Total
Sorting	7,857	33.4
Transportation	3,612	15.3
Management and Administration	4,386	18.6
Customer Service	2,001	8.5
Operation Support	3,958	16.8
Technology and Engineering	1,383	5.9
Sales and Marketing	357	1.5
Total	23,554	100.0

In addition to our employees, our workforce also includes over 63,000 outsourced workers, as of December 31, 2023. Our network partners hire their own employees according to their operational needs.

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

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

We had 606,766,663 Class A ordinary shares, and 206,100,000 Class B ordinary shares, issued and outstanding as of March 31, 2024. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Class A	Class B		Percentage of	Percentage of
	ordinary	ordinary	Total ordinary	total ordinary	aggregate
	shares	shares	shares	shares	voting power†
Directors and Executive Officers:**
Meisong Lai(1)	5,573,685	206,100,000	211,673,685	26.0	77.7
Jilei Wang(2)	42,208,065	—	42,208,065	5.2	1.6
Hongqun Hu	*	—	*	*	*
Xudong Chen	—	—	—	—	—
Xing Liu	*	—	*	*	*
Frank Zhen Wei	*	—	*	*	*
Qin Charles Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Tsun-Ming (Daniel) Kao	*	—	*	*	*
Fang Xie	*	—	*	*	*
Huiping Yan	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	52,815,262	206,100,000	258,915,262	31.9	79.5
Principal Shareholders:
Zto Lms Holding Limited (3)	4,608,920	206,100,000	210,708,920	25.9	77.7
Alibaba Group Holding Limited (4)	71,941,287	—	71,941,287	8.9	2.7
Jianfa Lai and Zto Ljf Holding Limited (5)	65,252,639	—	65,252,639	8.0	2.5
Zto Wjl Holding Limited (6)	42,088,065	—	42,088,065	5.2	1.6
†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of our Class A ordinary shares and Class B ordinary shares as a single class. We did not include 8,700,914 Class A ordinary shares held by ZTO ES for the purpose of our employee shareholding platform and 2,256,634 Class A ordinary shares held by the trustee in connection with the trust for the 2016 Plan in the calculation of voting power as ZTO ES and the trustee shall abstain from voting on matters that require shareholders’ approval for all the shares of our company held by them following our voluntary conversion to a dual-primary listed company on the Hong Kong Stock Exchange. Notwithstanding the above, such shares held by ZTO ES and the trustee were included in the column for calculation of beneficial ownership as a percentage of our total ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*	Less than 1% of our total outstanding ordinary shares.

**

Except for Messrs. Xing Liu, Frank Zhen Wei and Xudong Chen, the business address of our directors and executive officers is to No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Mr. Frank Zhen Wei is Suite 6703, Two IFC, 8 Finance Street, Hong Kong. The business address of Mr. Xudong Chen is No. 618, Waima Road, Huangpu District, Shanghai, 200010, China.

(1)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, (ii) 964,765 Class A ordinary shares held by ZTO ES and (iii) 4,608,920 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 2,932,166 of which were vested from restricted share units held by Mr. Meisong Lai. Mr. Meisong Lai has the power to direct the disposition of those 964,765 Class A ordinary shares held by ZTO ES. Zto Lms Holding Limited is a British Virgin islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong Lai is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 35,635,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A ordinary shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, (iii) 1,253,065 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited, among which 974,236 are restricted ADSs, and (iv) 120,000 Class A ordinary shares held by ZTO ES. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. Mr. Jilei Wang has the power to direct the disposition of those 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei Wang is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei Wang and his family members. The registered address of Zto Wjl Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, a British Virgin Islands company wholly owned by Mr. Meisong Lai, (ii) 4,608,920 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 2,932,166 of which were vested from restricted share units held by Mr. Meisong Lai.

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

(5)

Represents (i) 39,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, among which, 32,250,000 Class A ordinary shares are recorded on our Cayman share register, and the remaining 6,750,000 Class A ordinary shares are recorded under the name of HKSCC Nominees Limited on our Hong Kong share register and are deposited into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, (ii) 6,000,000 ADSs registered in the name of Citibank, N.A., Singapore, underlying 6,000,000 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary bank, which Zto Ljf Holding Limited pledged to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 10,000,000 ADSs held by Zto Ljf Holding Limited, underlying 10,000,000 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary bank, pledged to Citibank, N.A., as counterparty under the share forward transaction pursuant to the Master Terms and Conditions for Prepaid Variable Share Forward Transactions dated June 6, 2022 and as amended by the Supplemental Confirmation dated June 8, 2023 and the Amended and Restated Supplemental Confirmation dated September 8, 2023 (and as may be further amended and supplemented from time to time, the “Forward Contract”), to secure Zto Ljf Holding Limited’s obligations under the Forward Contract, (iv) 10,219,041 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited, and (v) 33,598 Class A ordinary shares held by ZTO ES. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai has the power to direct the disposition of those 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. The registered address of Zto Ljf Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)

Represents (i) 35,635,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 5,200,000 restricted ADSs held by JPMorgan Chase Bank, N.A., as depositary bank, underlying 5,200,000 Class A ordinary shares held by Zto Wjl Holding Limited pledged to Morgan Stanley Bank Asia Limited, as lender under a loan agreement dated December 19, 2019, to secure Zto Wjl Holding Limited’s obligations under the loan agreement, and (iii) 1,253,065 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited, among which 974,236 are restricted ADSs.

To our knowledge, as of March 31, 2024, 136,095,789 (16.7%) of our ordinary shares in the form of ADSs were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Right of First Offer. At any time Mr. Meisong Lai, our Founder, proposes to transfer securities of our company which constitutes a Change of Control (as defined in the investor rights agreement), Mr. Lai shall first make an offer of such securities to Ali ZT and Cainiao Smart. Ali ZT and Cainiao Smart may elect to exercise their rights to accept Mr. Lai’s offer to purchase the securities, or exercise their tagalong rights to sell their securities, at the price and on the terms offered by Mr. Lai.

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

Restriction on Transfers of Company Securities. Each of Ali ZT and Cainiao Smart is prohibited from transferring its Class A ordinary shares prior to the second anniversary of the date of the investor rights agreement, other than transfers to its affiliates, transfers to the company, transfers required by law or transfers approved by the board of directors. In addition, certain existing shareholders of the company are not permitted to transfer any securities of the company to a competitor of Alibaba without the prior written consent of Ali ZT and Mr. Lai is not permitted to transfer any Class B ordinary shares beneficially owned by him without the prior written consent of Ali ZT prior to the second anniversary of the date of the investor rights agreement.

Additional Agreements. The company agrees to take all Necessary Action (as defined in the investor rights agreement), and the Founding Shareholders (as defined in the investor rights agreement) agree to take all Necessary Action to cause the company, to ensure that (i) one (1) incumbent member of the Board shall resign his or her directorship, and (ii) the vacancy so caused by such resignation shall be filled by the appointment of one (1) director who shall be designated by Ali ZT. Ali ZT may, at its election, appoint a designated representative to serve as a non-voting observer to the Board and appoint the director or observer it designated to any committee of the board of directors, subject to compliance with independence requirements under applicable laws and listing rules.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2016 Share Incentive Plan.”

Employee Shareholding Platform

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Shareholding Platform.”

Other Transactions with Related Parties

Shanghai Mingyu. Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred approximately RMB235.8 million, RMB237.3 million and RMB330.2 million (US$46.5 million) for purchases of supplies from this company in 2021, 2022 and 2023, respectively. As of December 31, 2023, we had approximately RMB28.9 million (US$4.1 million) due to this company.

ZTO LTL. In November 2016, we invested RMB54.0 million in ZTO Supply Chain Management Co., Ltd., or ZTO LTL, for 18% equity interest. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. ZTO LTL is our investee. In 2017, 2018 and 2020, we increased our investment in ZTO LTL by RMB256.4 million in aggregate. In December 2021, we invested US$52,102 (approximate to RMB331,807) in cash to maintain our equity interest in ZTO LTL at 17.3%. We incurred approximately RMB56.6 million, RMB459.0 million and RMB862.9 million (US$121.5 million) of transportation service fees to ZTO LTL and derived approximately RMB29.7 million, RMB45.9 million and RMB45.9 million (US$6.5 million) of property leasing income from ZTO LTL in 2021, 2022 and 2023, respectively. In September 2022, we sold 100% of our equity interests in a wholly owned subsidiary of ours, Jinhua Zhongrui Freight Forwarding Co., Ltd, to ZTO LTL at a cash consideration of RMB291.4 million. We recognized gain of RMB60.5 million on the disposal of Jinhua Zhongrui Freight Forwarding Co., Ltd. We provided some factoring loans to ZTO LTL and subsidiaries in 2022 and 2023. The balance of the loans was RMB110.0 million and RMB66.9 million (US$9.4 million) as of December 31, 2022 and 2023, respectively. All of the loans were within one year and with a 7.0% annualized interest rate.We generated RMB3.5 million (US$0.5 million) of interest income from ZTO LTL in 2023. As of December 31, 2023, we had amount due from ZTO LTL of RMB69.9 million (US$9.8 million) and RMB149.5 million (US$21.1 million) due to ZTO LTL.

Zhongkuai Future City. Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, or Zhongkuai Future City, is controlled by our chairman and chief executive officer. In 2020, we provided a three-year loan with a principal amount of RMB500.0 million with a 7.2% annualized interest rate to Zhongkuai Future City. On December 1, 2023, our company (through an indirect wholly-owned subsidiary), Zhongkuai Future City, and Mr. Jilei Wang entered into a loan extension agreement, pursuant to which we agreed to continue to provide Zhongkuai Future City with the loan in the principal amount of RMB500.0 million for a term of 36 months with an interest rate of 5% per annum, with Mr. Jilei Wang as guarantor. We generated RMB33.0 million (US$4.7 million) of interest income from Zhongkuai Future City in 2023. As of December 31, 2023, we had amounts due from Zhongkuai Future City of RMB502.1 million (US$70.7 million).

Transaction with an executive officer. Mr. Jianchang Lai is a vice president of our company. In 2021, we acquired 20.77% equity interests each in two subsidiaries from Mr. Lai at a total cash consideration of RMB103.7 million.

ZTO Yun Leng. In 2021, we invested RMB80.0 million in ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd., or ZTO Yunleng, for 18% equity interests in it. In December 2021, we sold our 100% equity interests in Zhejiang Xinglian Air Cargo Co., Ltd. to Zhongtong Yunleng at a cash consideration of RMB177.3 million. We incurred approximately RMB5.9 million, RMB56.3 million and RMB119.0 million (US$16.8 million) of transportation service fees to ZTO Yun Leng in 2021, 2022 and 2023, respectively. As of December 31, 2023, we had approximately RMB15.0 million (US$2.1 million) of accounts due to ZTO Yun Leng and RMB1.2 million (US$0.2 million) due from ZTO Yun Leng.

ZTO Cloud Warehouse. ZTO Cloud Warehouse Technology Co., Ltd., or ZTO Cloud Warehouse, was held as to approximately 16.36% by us as of December 31, 2023. ZTO Cloud Warehouse are primarily engaged in the provision of one-stop warehouse solutions including warehouse storage, warehouse management and express delivery services in China. We generated approximately RMB68.7 million, RMB291.6 million and RMB274.3 million (US$38.6 million) of express delivery service revenue from ZTO Cloud Warehouse and derived approximately RMB33.4 million, RMB53.1 million and RMB64.7 million (US$9.1 million) of property leasing income from ZTO Cloud Warehouse in 2021, 2022 and 2023, respectively. We provided some factoring loans to ZTO Cloud Warehouse and its subsidiaries in 2022 and 2023. The balance of the loans was RMB12.5 million and RMB33.0 million (US$4.6 million) as of December 31, 2022 and 2023, respectively. All of the loans were within one year and with a 7.0% annualized interest rate. We generated RMB0.1 million and RMB1.8 million (US$0.3 million) of interest income from ZTO Cloud Warehouse in 2022 and 2023, respectively. As of December 31, 2023, we had amount due from ZTO Cloud Warehouse of RMB72.4 million (US$10.2 million) and RMB16.4 million (US$2.3 million) due to ZTO Cloud Warehouse.

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

Starting in May 2017, our company and certain of our directors and officers, and the underwriters of our company’s initial public offering in October 2016 were named as defendants in a total of five putative securities class actions. All of these cases were voluntarily dismissed without prejudice in 2021 other than one case in which the court rendered a judgment in 2021 in favor of us and the other defendants.

For risks and uncertainties relating to legal proceedings, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are regularly subject to claims, lawsuits and other proceedings that may adversely affect our reputation, business and results of operations.”

Dividend Policy

On March 19, 2024, our board of directors approved a semi-annual cash dividend policy, under which, starting from 2024, we will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to no less than 40% of our distributable profit in such fiscal year, or as otherwise authorized by our board of directors. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon our operations and earnings, cash flow, financial condition, and other factors, and subject to adjustment and determination by the board of directors.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Our board of directors may revise our dividend policy or it may choose to cancel our dividend policy entirely. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, investors may need to mainly rely on price appreciation of our Class A ordinary shares and/or ADSs for return on their investments.”

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

ITEM 9.           THE OFFER AND LISTING

A.          Offering and Listing Details

Our ADSs, each representing one Class A ordinary share of ours, have been listed on the NYSE since October 27, 2016 under the symbol “ZTO.” As of the date of this annual report, each ADS represents one Class A ordinary share.

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

Board of Directors

See “Item 6 Directors, Senior Management and Employees—C. Board Practices.”

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

D.          Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.          Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties, etc. of an enterprise. STA Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Taxation Administration on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that ZTO is not a PRC resident enterprise for PRC tax purposes. ZTO is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that ZTO meets all of the conditions above. ZTO is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and further interpretation of the term “de facto management body.”

If the PRC tax authorities determine that ZTO is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. Further interpretations may make it clear on whether non-PRC shareholders of ZTO would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that ZTO is treated as a PRC resident enterprise.

The State Taxation Administration issued an STA Circular 59 together with the Ministry of Finance on April 30, 2009 and a STA Public Notice 7 on February 3, 2015. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. STA Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to STA Announcement 37, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Announcement 37 and STA Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Public Notice 7. As a result, we may be required to expend valuable resources to comply with STA Announcement 37 and STA Public Notice 7 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, certain high and new technology enterprises that independently own core intellectual property and meet statutory criteria are permitted to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016 the State Taxation Administration, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Measures for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the qualification and certification of the high and new technology enterprises.

Under Circular 58 and Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Afterwards, the State Taxation Administration abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under Circular 12. The Ministry of Finance, the State Taxation Administration and the National Development and Reform Commission promulgated Circular 23, from January 1, 2021 to December 31, 2030, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and primary business revenue of which accounts for more than 60% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Circular 23 came into force from January 1, 2021 and Circular 58 shall cease to be implemented with effect from the same day.

In order to encourage the development of the enterprises in software industry, the State Taxation Administration, the Ministry of Finance, the National Development and Reform Commission and the Ministry of Industry and Information Technology issued the Circular on Issues Concerning Preferential Policies on Enterprise Income Tax for Software and Integrated Circuit Industries on May 4, 2016 and the Announcement on Enterprise Income Tax Policies for Promoting High Quality Development of Integrated Circuit Industry and Software Industry on December 11, 2020, which specifies the criteria and procedures for the qualification and certification of the key software enterprise. The key software enterprises encouraged by the State are entitled to be exempted from enterprise income tax from the first to the fifth year from the profit-making year and be subject to enterprise income tax at a reduced tax rate of 10% for subsequent years.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2023 and do not anticipate being or becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the Treaty. Pursuant to U.S. Treasury Regulations, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the U.S. Treasury Regulations.

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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

As of December 31, 2023, we had RMB2.7 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB242.0 million in our cash and cash equivalents, restricted cash and short-term investment.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2023, we received a reimbursement of US$5.3 million, after deduction of applicable U.S. taxes, from the depositary.

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

Not applicable.

ITEM 15.           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2023, has also audited the effectiveness of internal control over financial reporting as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2022	2023

	(in thousands of RMB)
Audit fees and audit-related fees(1)	18,840	18,640
All other fees(2)	944	920
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our interim financial statements and the review of our financial statements for the six months ended June 30, 2022 in connection with the issuance of convertible senior notes. “Audit-related fees” are fees billed by the auditor for assurance and related services that are reasonably related to the performance of the audit and review of our company’s financial statements.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors other than services reported under “Audit fees and audit-related fees.”

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 14, 2018, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. In March 2020, our board of directors approved the extension of this share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. In November 2022, the board of directors approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. In March 2024, the board of directors approved additional further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1.5 billion to US$2 billion and extending the effective time by one year through June 30, 2025. As of December 31, 2023, we had purchased an aggregate of 42,501,325 ADSs for US$1,063.0 million on the open market under this program, at a weighted average price of US$25.01 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

			(c) Total Number	(d) Maximum Dollar
			of ADS Purchased	Value of ADSs that
	(a) Total	(b) Average	as Part of Publicly	May Yet be
	Number of ADSs	Price Paid per	Announced Plans	Purchased Under the
Period	Purchased	ADS (US$)	or Programs	Plans or Programs(1)
February 2023	1,224,100	24.80	1,224,100	1,048,156,193
March 2023	466,100	23.98	466,100	1,036,979,530
June 2023	222,782	25.01	222,782	1,031,408,617
July 2023	1,710,599	24.92	1,710,599	988,785,981
August 2023	75,148	24.04	75,148	986,979,532
November 2023	2,242,347	22.30	242,347	936,979,558
Total	58,126,700	N/A	58,126,700	N/A
(1)	Calculated based on the updated share repurchase program as approved by the board of directors in March 2024.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have elected to follow home country practice in lieu of the corporate governance requirements of the New York Stock Exchange with respect to the adoption of our 2024 Share Incentive Plan without the approval of our shareholders. In this respect, and in other respects if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.           INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.          CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with third-party vendors, a robust incident response program and regular cybersecurity awareness training for employees. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, conducting cybersecurity assessments and tracking the capabilities and qualifications of third-party security service providers through our supplier assessment process. Our IT department regularly monitors the performance of our app, platform and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At management level, our chief executive officer, chief financial officer and cybersecurity officer (the “Cybersecurity Risk Management Officers”), are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers report to our board of directors (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and board of directors, and other members of senior management (if necessary), before it is dissemopinated to the public.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.           FINANCIAL STATEMENTS

The consolidated financial statements of ZTO Express (Cayman) Inc. are included at the end of this annual report.

ITEM 19.           EXHIBITS

Exhibit Number	Description of Document
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant adopted on April 14, 2023 and effective May 1, 2023 (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 20, 2023 (File No. 001-37922))

2.1

Registrant’s Specimen American Depositary Receipt (included in Exhibit (a)(2)) (incorporated by reference to Exhibit (a)(2) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-214107), filed with the Commission on October 28, 2022)

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

2.6*	Description of securities
2.7*	Indenture, dated August 29, 2022 constituting US$1.0 billion 1.50% Convertible Senior Notes Due 2027
4.1

Amended and Restated 2016 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2017)

4.2*	English translation of 2024 Share Incentive Plan
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on September 30, 2016 (File No.333-213882))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
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

4.7

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

4.10

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

4.13

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

4.16

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

4.19

Registration Rights Agreement between ZTO Express (Cayman) Inc. and New Retail Strategic Opportunities Investments 2 Limited, dated June 28, 2018 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 16, 2019 (File No. 001-37922))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Global Law Office
97.1*	Clawback Policy of the Registrant
101.1NS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZTO Express (Cayman) Inc.

	By:	/s/ Meisong Lai
		Name:	Meisong Lai
		Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 19, 2024

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023 and the related notes and the related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition — Refer to Note 2(t) to the financial statements

Critical Audit Matter Description

The Company generated 92.4% of its revenues from express delivery services in 2023. The revenues from express delivery services are primarily driven by parcel volume and the network transit fee the Company charges network partners for each parcel going through the Company’s network. The Company recognizes revenues from express delivery services over the delivery time and uses automated systems to process and record its revenue transactions.

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

April 19, 2024

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 19, 2024 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 19, 2024

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
				(Note 2)
ASSETS
Current assets
Cash and cash equivalents		11,692,773	12,333,884	1,737,191
Restricted cash		895,483	686,568	96,701
Accounts receivable, net		818,968	572,558	80,643
Financing receivables, net		951,349	1,135,445	159,924
Short-term investment		5,753,483	7,454,633	1,049,963
Inventories		40,537	28,074	3,954
Advances to suppliers		861,573	821,942	115,768
Prepayments and other current assets	3	3,146,378	3,772,377	531,328
Amounts due from related parties	17	314,483	148,067	20,855
Total current assets		24,475,027	26,953,548	3,796,327
Investments in equity investees	8	3,950,544	3,455,119	486,643
Property and equipment, net	4	28,813,204	32,181,025	4,532,603
Land use rights, net	5	5,442,951	5,637,101	793,969
Intangible assets, net	9	29,437	23,240	3,273
Operating lease right-of-use assets	6	808,506	672,193	94,676
Goodwill	7	4,241,541	4,241,541	597,409
Deferred tax assets	13	750,097	879,772	123,914
Long-term investment		7,322,545	12,170,881	1,714,233
Long-term financing receivables, net		1,295,755	964,780	135,886
Other non-current assets		816,839	701,758	98,841
Amounts due from related parties-non current	17	577,140	584,263	82,292
TOTAL ASSETS		78,523,586	88,465,221	12,460,066
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowings	11	5,394,423	7,765,990	1,093,817
Accounts payable		2,202,692	2,557,010	360,147
Notes payable		200,000	—	—
Advances from customers		1,374,691	1,745,727	245,881
Income tax payable		228,422	333,257	46,938
Amounts due to related parties	17	49,138	234,683	33,054
Operating lease liabilities, current	6	229,718	186,253	26,233
Dividends payable		1,497	1,548	218
Other current liabilities	10	6,724,743	7,236,716	1,019,271
Total current liabilities		16,405,324	20,061,184	2,825,559
Non-current operating lease liabilities	6	510,349	455,879	64,209
Deferred tax liabilities	13	346,472	638,200	89,889
Convertible senior notes	12	6,788,971	7,029,550	990,091
Total Liabilities		24,051,116	28,184,813	3,969,748
Commitments and contingencies (Note 18)

Shareholders’ equity
Ordinary shares ( US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023)	15	535	525	74
Additional paid-in capital		26,717,727	24,201,745	3,408,744
Treasury shares, at cost (11,671,525 and 3,000,000 shares as of December 31, 2022 and 2023, respectively)		(2,062,530)	(510,986)	(71,971)
Retained earnings		29,459,491	36,301,185	5,112,915
Accumulated other comprehensive loss		(86,672)	(190,724)	(26,862)
ZTO Express (Cayman) Inc. shareholders’ equity		54,028,551	59,801,745	8,422,900
Non-controlling interests		443,919	478,663	67,418
Total Equity		54,472,470	60,280,408	8,490,318
TOTAL LIABILITIES AND EQUITY		78,523,586	88,465,221	12,460,066

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
					(Note 2)
Revenues (including related party revenue of RMB112,142, RMB1,038,004 and RMB594,859 for the years ended December 31, 2021, 2022 and 2023, respectively)		30,405,839	35,376,996	38,418,915	5,411,191
Cost of revenues (including related party cost of revenues of RMB401,954, RMB797,256 and RMB1,351,977 for the years ended December 31, 2021, 2022 and 2023, respectively)		(23,816,462)	(26,337,721)	(26,756,389)	(3,768,559)
Gross profit		6,589,377	9,039,275	11,662,526	1,642,632
Operating (expenses)/income
Selling, general and administrative		(1,875,869)	(2,077,372)	(2,425,253)	(341,590)
Other operating income, net		789,503	774,578	770,651	108,544
Total operating expenses		(1,086,366)	(1,302,794)	(1,654,602)	(233,046)
Income from operations		5,503,011	7,736,481	10,007,924	1,409,586
Other income/(expenses)
Interest income		363,890	503,722	706,765	99,546
Interest expense		(126,503)	(190,521)	(289,533)	(40,780)
Gain from fair value changes of financial instruments		52,909	46,246	164,517	23,172
Gain on disposal of equity investees and subsidiaries and others		2,357	69,598	5,485	773
Impairment of investment in equity investees		—	(26,328)	—	—
Foreign currency exchange (loss)/gain		(56,467)	147,254	93,543	13,175
Income before income tax and share of loss in equity method investments		5,739,197	8,286,452	10,688,701	1,505,472
Income tax expense	13	(1,005,451)	(1,633,330)	(1,938,600)	(273,046)
Share of (loss)/gain in equity method investments		(32,419)	5,844	4,356	614
Net income		4,701,327	6,658,966	8,754,457	1,233,040
Net loss/(income) attributable to non-controlling interests		53,500	150,090	(5,453)	(768)
Net income attributable to ZTO Express (Cayman) Inc.		4,754,827	6,809,056	8,749,004	1,232,272
Net income attributable to ordinary shareholders		4,754,827	6,809,056	8,749,004	1,232,272
Net earnings per share attributable to ordinary shareholders	16
Basic		5.80	8.41	10.83	1.53
Diluted		5.80	8.36	10.60	1.49
Weighted average shares used in calculating net earnings per ordinary share
Basic		819,961,265	809,442,862	807,739,616	807,739,616
Diluted		819,961,265	820,273,531	838,948,683	838,948,683
Net income		4,701,327	6,658,966	8,754,457	1,233,040
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		(146,533)	155,432	(104,052)	(14,655)
Comprehensive income		4,554,794	6,814,398	8,650,405	1,218,385
Comprehensive loss/(income) attributable to non-controlling interests		53,500	150,090	(5,453)	(768)
Comprehensive income attributable to ZTO Express (Cayman) Inc.		4,608,294	6,964,488	8,644,952	1,217,617

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost	earnings	loss	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	828,869,972	553	30,613,948	(2,578,870)	21,038,753	(95,571)	48,978,813	120,885	49,099,698
Net income	—	—	—	—	4,754,827	—	4,754,827	(53,500)	4,701,327
Foreign currency translation adjustments	—	—	—	—	—	(146,533)	(146,533)	—	(146,533)
Acquisition of non- controlling interests of subsidiaries	—	—	(43,994)	—	—	—	(43,994)	(127,824)	(171,818)
Share-based compensation and ordinary shares issued for share-based compensation	1,161,362	—	229,052	49,496	(30,521)	—	248,027	—	248,027
Repurchase of ordinary shares	(21,583,045)	—	—	(3,810,586)	—	—	(3,810,586)	—	(3,810,586)
Non-controlling interest recognized from partial disposal	—	—	1,850	—	—	—	1,850	11,083	12,933
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	380,301	380,301
Distribution of dividends	—	—	(1,345,157)	—	—	—	(1,345,157)	—	(1,345,157)
Decrease of non-controlling interests from disposal of subsidiaries	—	—	—	—	—	—	—	(40,611)	(40,611)
Cancellation of ordinary shares	—	(18)	(1,226,673)	4,272,951	(3,046,260)	—	—	—	—
Balance at December 31, 2021	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581

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

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
						Accumulated
			Additional	Treasury		other
			paid-in	shares, at	Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost	earnings	loss	Total	interests	Total Equity
	Number
	of outstanding
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	809,247,109	535	26,717,727	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470
Net income	—	—	—	—	8,749,004	—	8,749,004	5,453	8,754,457
Foreign currency translation adjustments	—	—	—	—	—	(104,052)	(104,052)	—	(104,052)
Acquisition of non-controlling interests of subsidiaries	—	—	(64,560)	—	—	—	(64,560)	(185)	(64,745)
Share-based compensation and ordinary shares issued for share-based compensation	1,413,219	—	230,587	97,169	(72,780)	—	254,976	—	254,976
Repurchase of ordinary shares	(5,941,076)	—	—	(1,006,451)	—	—	(1,006,451)	—	(1,006,451)
Cancellation of treasury shares	—	(10)	(626,286)	2,460,826	(1,834,530)	—	—	—	—
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	34,564	34,564
Distribution of dividends	—	—	(2,055,723)	—	—	—	(2,055,723)	—	(2,055,723)
Removal of non-controlling interests due to disposal of subsidiaries	—	—	—	—	—	—	—	(5,088)	(5,088)
Balance at December 31, 2023	804,719,252	525	24,201,745	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Operating activities
Net income	4,701,327	6,658,966	8,754,457	1,233,040
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	248,027	178,980	254,976	35,913
Depreciation and amortization	2,221,768	2,670,546	2,875,209	404,965
Loss on disposal of property and equipment	32,129	41,517	10,160	1,431
Impairment of property and equipment	—	—	76,616	10,791
Provision for credit losses	36,348	134,436	142,131	20,019
Amortization of issuance cost of convertible senior notes	—	12,634	40,473	5,701
Deferred income tax	(192,091)	244,616	157,782	22,223
Gain on disposal of equity investees and subsidiaries and others	(2,357)	(69,598)	(5,485)	(773)
Impairment of equity investees	—	26,328	—	—
Share of loss/(gain) in equity method investments	32,419	(5,844)	(4,356)	(614)
Gain of fair value changes of financial instruments	(52,909)	(46,246)	(164,517)	(23,172)
Foreign currency exchange loss/(gain)	56,467	(147,254)	(93,543)	(13,175)
Changes in operating assets and liabilities:
Accounts receivable	(209,855)	(14,879)	244,416	34,425
Financing receivables	(639,375)	127,521	(179,780)	(25,321)
Inventories	(29,965)	28,958	12,463	1,755
Advances to suppliers	(90,835)	(227,328)	27,578	3,884
Prepayments and other current assets	(774,302)	59,313	(753,431)	(106,119)
Amounts due from related parties	(51,398)	(140,864)	89,695	12,633
Operating lease right-of-use assets	(20,979)	88,732	57,665	8,122
Long-term financing receivables	507,353	114,277	323,437	45,555
Other non-current assets	(19,308)	37,382	(103,587)	(14,590)
Accounts payable	354,478	528,299	364,578	51,350
Advances from customers	113,800	148,142	371,036	52,259
Amounts due to related parties	6,131	26,352	185,545	26,133
Income tax payable	53,731	135,884	109,106	15,367
Operating lease liabilities	58,211	(67,019)	(9,469)	(1,334)
Other current liabilities	881,402	690,457	577,812	81,383
Notes payable	—	245,000	—	—
Net cash provided by operating activities	7,220,217	11,479,308	13,360,967	1,881,851
Cash flows from investing activities
Purchases of property and equipment	(8,360,497)	(7,067,744)	(6,528,833)	(919,567)
Purchases of land use rights	(967,284)	(344,988)	(140,948)	(19,852)
Investments in equity investees	(569,751)	(94,400)	—	—
Purchases of short-term investment	(13,193,447)	(9,563,852)	(11,261,190)	(1,586,105)
Maturity of short-term investment	14,054,096	6,713,982	9,798,273	1,380,058
Purchases of long-term investment	(225,000)	(6,388,768)	(10,090,353)	(1,421,196)
Maturity of long-term investment	845,110	284,000	5,240,732	738,142
Net cash received from disposal of equity investees	200	100,000	413,931	58,301
Net cash in (out) in relation to disposal of a subsidiary	(100,714)	230,799	62,998	8,873
Repayment of amounts due from related parties	—	—	6,600	930
Loan to related parties	(70,000)	—	—	—
Loan to employees	(339,412)	(60,285)	(66,590)	(9,379)
Repayments of loan to employees	51,887	36,416	169,049	23,810
Proceeds from disposal of property and equipment and others	118,279	112,950	143,580	20,223
Net cash used in investing activities	(8,756,533)	(16,041,890)	(12,252,751)	(1,725,762)
Cash flows from financing activities
Payment of issuance cost	(887)	(228)	—	—
Proceeds from disposal of equity interests in subsidiaries	12,933	26,217	—	—
Capital contribution from non-controlling interest shareholder	380,301	275,950	19,348	2,725
Proceeds from short-term borrowings	6,944,722	7,669,943	12,279,050	1,729,468
Repayment of short-term borrowings	(4,918,934)	(5,883,561)	(9,924,563)	(1,397,845)
Repurchase of ordinary shares	(3,810,586)	(84,547)	(1,006,451)	(141,756)
Payment of dividends	(1,353,969)	(1,323,205)	(2,072,509)	(291,907)
Acquisition of non-controlling interests of subsidiaries	(157,565)	(39,129)	(64,711)	(9,114)
Proceeds from issuance of convertible senior notes, net of issuance cost paid of RMB120,099 and capped call option of RMB373,139	—	6,416,762	—	—
Net cash (used in)/ provided by financing activities	(2,903,985)	7,058,202	(769,836)	(108,429)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(150,430)	338,106	109,843	15,471
Net change in cash, cash equivalents and restricted cash	(4,590,731)	2,833,726	448,223	63,131
Cash, cash equivalents and restricted cash at beginning of year	14,360,092	9,769,361	12,603,087	1,775,107
Cash, cash equivalents and restricted cash at end of year	9,769,361	12,603,087	13,051,310	1,838,238

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash and cash equivalents	9,721,225	11,692,773	12,333,884	1,737,191
Restricted cash	27,736	895,483	686,568	96,701
Restricted cash, non-current (1)	20,400	14,831	30,858	4,346
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	9,769,361	12,603,087	13,051,310	1,838,238

Note (1): The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure of cash flow information
Income taxes paid	1,139,981	1,252,830	1,671,712	235,456
Interest expense paid	126,813	177,457	249,060	35,079
Supplemental disclosure on non-cash information
Cash dividends declared in payables	321	730	7	1
Purchase of property and equipment included in payables	980,801	1,212,476	1,397,015	196,765
Purchase of property and equipment using prepayments recorded in other non-current assets	19,723	6,957	20,930	2,948
Purchase of land use rights using prepayments recorded in other non-current assets	206,050	174,117	254,335	35,822
Acquisition consideration paid through offsetting receivables from seller	—	22,942	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

(b)           Principles of consolidation

The consolidated financial statements include the financial statements of ZTO, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

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

The agreements that provide the Company effective control over the VIE include:

Voting Rights Proxy Agreements & Irrevocable Powers of Attorney

Under which each shareholder of ZTO Express has executed a power of attorney to grant WFOE the power of attorney to act on his or her behalf on all matters pertaining ZTO Express and to exercise all of his or her rights as a shareholder of ZTO Express, including but not limited to convening, attending and voting at shareholders' meetings, designating and appointing directors and senior management members. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

Exclusive Call Option Agreements

Under which the shareholders of ZTO Express granted WFOE or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in ZTO Express when and to the extent permitted by PRC law. WFOE or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without WFOE’s written consent, the shareholders of ZTO Express shall not transfer, donate, pledge, or otherwise dispose any equity interests of ZTO Express in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The exclusive call option agreement will remain effective until all equity interests in ZTO Express and all assets of ZTO Express are transferred or assigned to WFOE or its designated entity or person.

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

The agreement that transfers economic benefits to the Company is:

Exclusive Consulting and Services Agreement

Under which ZTO Express engages WFOE as its exclusive technical and operational consultant and under which WFOE agrees to assist in business development and related services necessary to conduct ZTO Express's operational activities. ZTO Express shall not seek or accept similar services from other providers without the prior written approval of WFOE. ZTO Express agrees to pay WFOE an annual service fee, at an amount equal to 100% of the net income of ZTO Express. This agreement will remain effective for an unlimited term, unless WFOE and ZTO Express mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law.

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

The Company believes that the contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on the Company’s operation through any transactions between the Company’s PRC subsidiaries and consolidated affiliated entities;
●	imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;
●	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or
●	restricting or prohibiting the Company’s use of the proceeds from its securities offerings to finance its business and operations in China.
●	restricting or prohibiting the Company's future capital raising activities by the China Securities Regulatory Commission.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

The amounts and balances of ZTO Express and its subsidiaries (the “VIE”) after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	2,752,475	2,808,795
Restricted cash	—	117,324
Accounts receivable, net	621,395	359,207
Financing receivables, net	847,054	955,424
Short-term investment	270,345	548,273
Inventories	28,151	20,405
Advances to suppliers	51,550	82,252
Prepayments and other current assets	1,197,862	2,109,425
Amounts due from related parties (1)	6,580,240	10,579,479
Total current assets	12,349,072	17,580,584
Investments in equity investees	343,692	252,265
Property and equipment, net	5,916,022	5,928,466
Land use rights, net	1,217,531	1,234,585
Operating lease right-of-use assets	706,810	635,647
Goodwill	4,157,111	4,157,111
Deferred tax assets	436,558	300,761
Long-term investment	699,885	500,000
Long-term financing receivables, net	1,128,807	891,191
Other non-current assets	382,449	134,678
TOTAL ASSETS	27,337,937	31,615,288
Liabilities
Current liabilities:
Short-term bank borrowings	5,394,423	7,365,990
Accounts payable	1,607,764	1,892,652
Advances from customers	1,355,910	1,709,101
Income tax payable	165,973	198,294
Amounts due to related parties	39,770	197,021
Operating lease liabilities, current	216,799	181,275
Other current liabilities	4,908,777	4,430,580
Total current liabilities	13,689,416	15,974,913
Non-current operating lease liabilities	422,629	424,311
Deferred tax liabilities	92,344	81,971
TOTAL LIABILITIES	14,204,389	16,481,195
(1)	Included amounts due from other consolidated subsidiaries of RMB6,554,502 and RMB10,556,052 as of December 31, 2022 and 2023, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Total revenue	29,721,135	31,981,790	31,276,014
Net income (1)	1,237,524	2,453,641	2,003,952
Net cash provided by (used in) operating activities (2)	976,290	805,413	(1,261,654)
Net cash used in investing activities	(877,285)	(1,521,688)	(536,180)
Net cash provided by financing activities	55,212	2,537,808	1,971,478
Net (decrease) increase in cash and cash equivalents	154,217	1,821,533	173,644
Cash and cash equivalents and restricted cash at beginning of year	776,725	930,942	2,752,475
Cash and cash equivalents and restricted cash at end of year	930,942	2,752,475	2,926,119
(1)	Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB14,967,293, RMB14,587,084 and RMB13,984,286 for the years ended December 31, 2021, 2022 and 2023, respectively.
(2)	Included inter-company operating cash outflow of RMB15,973,616, RMB20,739,098 and RMB17,985,836 to other consolidated subsidiaries for the years ended December 31, 2021, 2022 and 2023, respectively.

After all eliminations of intercompany transactions with other consolidated subsidiaries, the VIE contributed 97.7%, 90.4% and 81.4% of the Company’s consolidated revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIE accounted for an aggregate of 26.5% and 35.7%, respectively, of the consolidated assets, and 59.1% and 58.5%, respectively, of the consolidated liabilities.

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

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its registered capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of comprehensive income.

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

(e)          Convenience translation

The Company’s business is primarily conducted in the PRC and almost all of the Company’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2023 were calculated at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

The Company classifies its investments as held-to-maturity securities when the Company expects to receive all the principals and has the positive intent and ability to hold them to maturity. The Company elects the fair value option to record all other investments in accordance with ASC 825 Financial Instruments. The fair values of the investments are measured based on market-based redemption prices which are level 2 inputs provided by the selling banks. Changes in fair value of the investments are recorded as gain or loss from fair value changes of financial instruments in the consolidated statements of comprehensive income.

RMB900,000 and RMB1,300,000 of short-term and long-term investments were used as collaterals to issue bank acceptance draft as of December 31, 2022 and 2023, respectively.

The Company utilized a forward-looking CECL model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Company’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term and long-term investment, the Company determined there were no credit losses for the years ended December 31, 2021, 2022 and 2023.

The Company recorded interest income from the held-to maturity investments of RMB212,713, RMB209,061 and RMB399,689, and gain from fair value changes of investments carried at fair value of RMB40,076, RMB70,437 and RMB186,914 in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022, and 2023, respectively.

(j)           Foreign exchange options and forward contracts

The Company entered into certain foreign exchange options and forward contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign exchange options and forward contracts are accounted for as derivatives and measured at fair value at each period end. The fair values of foreign exchange options and forward contracts are measured based on market-based redemption prices which are level 2 inputs provided by the bank that sells such foreign exchange options and forward contracts. The changes in fair value are recognized as gain or loss in the consolidated statements of comprehensive income.

Depending on the terms of the specific derivative instruments and market conditions, the Company’s derivative instruments may be reflected as assets or liabilities at any particular point in time and recorded within prepayments and other current assets or other current liabilities on the consolidated balance sheets.

The Company recorded a net gain of RMB12,833, a net loss of RMB24,191 and a net loss of RMB22,397 from fair value changes related to foreign exchange options and forward contracts in the consolidated statements of comprehensive income for the year ended December 31,2021, 2022 and 2023, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, time deposits and wealth management products recorded in short-term investments, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term bank borrowings, notes payable and other current liabilities, except for the financial instruments measured at fair value and presented in the following table, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market.

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

As of December 31, 2022 and 2023, wealth management products, DCN/DCD, interest rate swap and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	As of December 31,
Significant Other Observable Inputs (Level 2)	2022	2023
	RMB	RMB
Short-term investments
DCN/DCD and interest rate swap	835,896	299,106
Wealth management products	4,077,716	3,279,813
Long-term investments
Wealth management products	1,653,276	69,629
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	31,155	44,521
Foreign exchange forward contracts	1,754	13,967

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(k)          Fair value (Continued)

The Company measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The fair value of the investment is determined based on valuation techniques using the best information available, which may include future performance projections, discount rate and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.The impairment of equity method investments was nil, RMB4,559 and nil during the years ended December 31, 2021, 2022 and 2023, respectively.

The carrying values of the Company’s equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Company recognized impairment losses of nil, RMB21,769 and nil related to equity investments without readily determinable fair values for the years ended December 31, 2021, 2022 and 2023, respectively (Note 8).

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

(l)           Financing receivables, net

The Company provides financial services to its network partners with credit terms generally ranging from three months to three years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. The Company developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers’ operating results, forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. RMB58,768 and RMB93,185 of allowance of credit losses relating to short-term financing receivables, and RMB40,340 and RMB56,863 relating to long-term financing receivables were recorded as of December 31, 2022 and 2023, respectively. The expected credit loss recognized for financing receivables was RMB19,703, RMB35,515 and RMB50,940 for the years ended December 31, 2021, 2022 and 2023, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB183,709, RMB168,395, and RMB146,096 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

(p)          Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. The Company recognizes such asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Company recorded impairment charges of nil, nil and RMB76,616, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2021, 2022 and 2023, respectively. Impairment losses are recorded in other operating income, net in the consolidated statements of comprehensive income.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(q)         Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of net assets of business acquired. Several factors give rise to goodwill in the Company’s acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired businesses. Unless circumstances otherwise indicate, goodwill is reviewed annually at December 31 for impairment. In evaluation of goodwill impairment, the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Based on the qualitative assessment, if it is more likely than not that the fair value is less than the carrying amount, the Company performs a quantitative assessment to identify goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The impairment test is performed as of year-end or if events or circumstances changes indicate that it is more likely than not that goodwill is impaired.

The Company had two reporting units, the express delivery business and the freight forwarding business, for purposes of allocating and testing goodwill for the years ended December 31, 2021, 2022 and 2023. The Company conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Company considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow projection. Based on the results of the qualitative assessment completed as of December 31, 2021, 2022 and 2023,the Company determined it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Therefore, no quantitative assessment was performed and no impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

Disaggregation of revenue

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

Express delivery services	27,450,922	90.3	32,575,698	92.1	35,488,060	4,998,389	92.4
Freight forwarding services	1,529,601	5.0	1,212,677	3.4	906,802	127,720	2.4
Sale of accessories	1,231,283	4.0	1,384,674	3.9	1,876,624	264,317	4.9
Others	194,033	0.7	203,947	0.6	147,429	20,765	0.3
Total revenues	30,405,839	100.0	35,376,996	100	38,418,915	5,411,191	100.0

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition in accordance with U.S. GAAP. The customer generally contracts with the Company for distinct services. Substantially all of the Company’s service contracts include only one performance obligation, e.g. the express delivery or freight forwarding services.

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2022 and 2023.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2022 and 2023.

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

(y)         Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, advances to suppliers, prepayments and other current assets, long-term investment and long-term financing receivables. The Company places its cash and cash equivalents, short-term investment and long-term investment with reputable financial institutions. Accounts receivable primarily comprise amounts receivable from enterprise customers. Financing receivables primarily comprise financing receivables from network partners. The Company performs on-going credit evaluations of the financial condition of its counter parties and establishes an allowance for credit losses estimated based on factors surrounding the credit risk of specific entities and other relevant information. The allowance amounts were immaterial for all the periods presented.

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

(aa)       Recently Issued Accounting Pronouncement

On November 27, 2023, the FASB issued ASU 2023-07 to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements and related disclosures.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(aa)       Recently Issued Accounting Pronouncement (Continued)

On December 14, 2023, the FASB issued ASU 2023-09 to improve its income tax disclosure requirements. Under the ASU, PBEs (public business entities) must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The ASU’s amendments are effective for PBEs for annual periods beginning after December 15, 2024. For entities other than PBEs, the amendments are effective for annual periods beginning after December 15, 2025. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements and related disclosures.

3. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Input value added tax (“VAT”)	2,296,167	2,704,180
Prepaid expenses	119,935	102,438
Accrued interest income	199,686	135,096
Deposits	130,731	104,408
Others	399,859	726,255
Total	3,146,378	3,772,377

4. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Buildings	14,995,857	21,731,960
Machinery and equipment	7,328,207	8,861,939
Leasehold improvements	923,285	1,085,101
Vehicles	6,101,948	5,642,905
Furniture, office and electric equipment	850,836	922,797
Construction in progress	7,372,605	4,929,745
Total	37,572,738	43,174,447
Accumulated depreciation	(8,759,534)	(10,916,806)
Impairment	—	(76,616)
Property and equipment, net	28,813,204	32,181,025

Depreciation expenses were RMB2,102,310, RMB2,540,899 and RMB2,740,819 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company recorded impairment charges of nil, nil and RMB76,616, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the title certificates for certain buildings of the Company with an aggregate net book value of approximately RMB4,909,234 and RMB3,024,988, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

5. Land Use Rights, Net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 44 and 43 years as of December 31, 2022 and 2023 respectively.

	As of December 31,
	2022	2023
	RMB	RMB
Cost	5,922,514	6,244,857
Less: Accumulated amortization	(479,563)	(607,756)
Land use rights, net	5,442,951	5,637,101

Amortization expenses for land use rights were RMB113,260, RMB123,450 and RMB128,193 for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the title certificates for certain land use rights of the Company with carrying value of approximately RMB103,453 and RMB89,295, respectively, had not been obtained.

6. Operating Leases

1)	Lease as lessee

The Company leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through October 2037. During the three years ended December 31, 2021, 2022 and 2023, the Company incurred rental expenses related to fixed operating lease costs amounting to RMB388,450, RMB370,385 and RMB348,878, respectively. No variable lease cost existed.

Supplemental information related to leases within the consolidated balance sheets are as follows:

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB

Operating lease right-of-use assets	808,506	672,193

Current operating lease liabilities	229,718	186,253
Non-current operating lease liabilities	510,349	455,879
Total operating lease liabilities	740,067	642,132

Weighted average remaining lease term (in years)	5	5

Weighted average discount rate	4.31%	4.28%

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

6. Operating Leases (Continued)

1)Lease as lessee (Continued)

Supplemental cash flow information related to leases for the years ended December 31, 2022 and 2023 are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	348,672	294,069
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	291,000	312,574
Right-of-use assets decreased due to lease modifications:
Operating leases	44,797	55,391
Right-of-use assets decreased due to disposal of subsidiary:
Operating leases	—	80,923

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2022 and December 31, 2023:

	As of	As of
	December 31, 2022	December 31, 2023
	RMB	RMB
Within one year	227,647	207,712
Within a period of more than one year but not more than two years	179,784	148,891
Within a period of more than two years but not more than three years	133,299	116,488
Within a period of more than three years but not more than four years	118,142	66,457
Within a period of more than four years but not more than five years	47,397	52,571
More than five years	125,054	122,757
Total lease commitment	831,323	714,876
Less: Imputed interest	91,256	72,744
Total operating lease liabilities	740,067	642,132
Less: Current operating lease liabilities	229,718	186,253
Long-term operating lease liabilities	510,349	455,879

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 5 for separate disclosures related to land use right.

2)Lease as lessor

The Company rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through September 2037. All of the Company’s leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2021, 2022 and 2023, the Company recorded rental income amounting to RMB128,074, RMB178,761 and RMB291,693, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

7. Goodwill

The carrying amount of goodwill by reporting units as of December 31, 2022 and 2023 are as follows:

	Express	Freight	Total
	Delivery	Forwarding	Amount
	RMB	RMB	RMB
Balance at December 31, 2022 and 2023	4,157,111	84,430	4,241,541

8. Investments in equity investees

The Company’s investments in equity investees comprise the following:

	As of December 31,
	2022	2023
	RMB	RMB
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	152,549	205,827
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (“ZTO YL”) (2)	51,420	35,959
Tonglu Antong Management LLP (“Antong”) (3)	146,051	117,995
Others	220,336	171,476
Total investments accounted for under the equity method	570,356	531,257
Investments accounted for as equity investments without readily determinable fair values:
Cai Niao Smart Logistics Network Limited (“Cai Niao”) (4)	1,116,085	1,143,797
Zhejiang Yizhan Network Technology Co., Ltd. (“Cainiao Post”) (4)	1,075,000	1,075,000
Zhijiang New Industries Limited (“ZJ New Industries”) (4)	500,000	—
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	578,105	582,526
Others	110,998	122,539
Total investments accounted for equity investments without readily determinable fair values	3,380,188	2,923,862
Total investments in equity investees	3,950,544	3,455,119
(1)	ZTO LTL

ZTO LTL is engaged in provision of less-than-truckload transportation services in China. The Company obtained significant influence over ZTO LTL through owning 18% equity interest in common stock of ZTO LTL at a total consideration of US$14,017 (RMB99,519), which is accounted for using the equity method. The Company also invested US$83,817 (RMB582,526) in preferred stock of ZTO LTL, which is accounted for under the Measurement Alternative as the underlying preferred shares are not considered in-substance common stock and have no readily determinable fair value.

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

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. Investments in equity investees (Continued)

(4)Investments accounted for as equity investments without readily determinable fair values

The Company obtained 1% equity interest of Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across the PRC. The Company doesn’t have significant influence over the investee, therefore, accounts for the investment as an equity investment without readily determinable fair values.

In May 2018, the Company entered into a subscription and contribution agreement with four other leading express delivery companies in the PRC, to obtain 15% equity interest in Cainiao Post, Cai Niao’s network of last-mile delivery stations, in an amount of RMB1,075,000. As of December 31, 2022 and 2023, the Company held 13.75% and 13.75% equity interest in Cainiao Post, respectively. Since the Company doesn’t have significant influence over Cainiao Post, this investment is accounted for as an equity investment without readily determinable fair values.

In October 2018, the Company entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries and obtained 2% equity interest in ZJ New Industries at a total consideration of RMB500,000. For the year ended December 31, 2023, the Company disposed its 2% equity interest in ZJ New Industries at a cash consideration of RMB507,032, resulting in a disposal gain of RMB7,032.

The Company recognized impairment losses totaling nil, RMB26,328, and nil related to equity investments for the years ended December 31, 2021, 2022 and 2023, respectively.

9. Intangible Assets, Net

	As of December 31,
	2022	2023
	RMB	RMB
Customer relationships	61,973	61,973
Less: accumulated amortization	(32,536)	(38,733)
Customer relationships, net	29,437	23,240

Amortization expenses for customer relationships acquired through the business combination of COE Business were RMB6,198, RMB6,197 and RMB6,197 for the years ended December 31, 2021, 2022 and 2023, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Years ended
December 31,
RMB
2023	6,197
2024	6,197
2025	6,197
2026	4,649
Total	23,240

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

10. Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Payables related to property and equipment	1,874,562	1,908,520
Deposits from network partners (1)	1,479,027	1,550,463
Salary and welfare payable	1,179,917	1,231,320
Payables to individual couriers (2)	779,481	1,000,069
Accrued expenses	345,468	364,746
Others	1,066,288	1,181,598
Total	6,724,743	7,236,716
(1)	Deposits from network partners represent the waybill deposits collected from the pickup outlets operated by network partners. The deposits will be refunded when the parcels are delivered to the recipients.
(2)	Payables to individual couriers represent the amount to be paid by the Company to individual couriers on behalf of its network partners for their last mile dispatch.

11. Short-term Bank Borrowings

Short-term bank borrowings consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
The PRC domestic commercial banks	5,394,423	7,765,990

The weighted average interest rates on short-term bank borrowings as of December 31, 2022 and 2023 were 2.04% and 1.62%, respectively. Certain borrowings are subject to financial covenants such as asset-liability ratio less than 65% and current ratio not less than 0.8. As of December 31, 2023, the Company was in compliance with the financial covenants. The borrowings are repayable within one year.

12. Convertible Senior Notes

On August 29, 2022, the Company issued US$1,000,000 of Convertible Senior Notes (“the Notes”). The Notes will mature on September 1, 2027 and bear interest at a rate of 1.5% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023.

Holders of the Notes have the option to convert the Notes, in integral multiples of US$1 principal amount, at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. The Notes can be converted into the Company’s ADSs at an initial conversion rate of 31.6296 of the Company’s ADSs per US$1 principal amount of the Notes (equivalent to an initial conversion price of US$31.62 per ADS). The conversion rate is subject to customary adjustments upon the occurrence of certain events, such as the payment of dividends. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its selection.

The holders may require the Company to repurchase for cash all or part of the Notes on September 2, 2025 (the “repurchase date”) at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

Capped Call Options

In connection with the Notes, the Company entered into privately-negotiated capped call transactions indexed to its own ordinary shares with certain financial institutions based on the total offering US$1,000,000 of Convertible Senior Notes to reduce the potential dilution to existing shareholders of the Company upon conversion of the Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The total premium paid by the Company for the capped call options was RMB373,139 (equivalently US$54,000). The capped call options are classified as stockholders’ equity and carried at the acquisition cost.

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

WFOE is qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% for the years ended December 31, 2021, 2022 and 2023. In addition, WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022.

Four, three and six of the Company's subsidiaries are qualified enterprises within the Catalog of Encouraged Industries in the Western Region and therefore eligible for the 15% preferential income tax rate for the years ended December 31, 2021, 2022 and 2023. The preferential income tax rate will expire in December 2030.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company’s subsidiaries are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expenses	1,197,542	1,388,714	1,780,818
Deferred tax expenses (benefits)	(192,091)	244,616	157,782
Total	1,005,451	1,633,330	1,938,600

The Company’s effective tax rate for the years ended December 31, 2021, 2022 and 2023 were 17.52%, 19.71% and 18.14%, respectively.

Reconciliations of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	(6.45)%	(4.29)%	(7.22)%
Research & development super deduction	(2.66)%	(2.42)%	(1.05)%
Non-deductible expenses	1.57%	0.66%	0.82%
Different tax rates of operations in other jurisdictions	(0.07)%	0.40%	0.36%
Valuation allowance on deferred tax assets	0.09%	0.10%	0.03%
True up (1)	0.04%	0.25%	(1.69)%
Withholding tax on the earnings distributed	—	—	1.89%
Others	0.00%	0.01%	0.00%
	17.52%	19.71%	18.14%

Note (1): WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022, resulting in an income tax expense decrease of RMB207,142 for the year ended December 31,2023.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Income Tax (Continued)

The effect of the tax holiday on the income per share is as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Tax saving amount due to preferential tax rates	370,178	355,489	978,866
Income per share effect- basic	0.45	0.44	1.21
Income per share effect- diluted	0.45	0.43	1.17

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Accrued payroll and expense	188,826	206,180
Net loss carryforward	362,443	386,749
Financial subsidy	15,790	20,009
Depreciation for property and equipment	137,440	179,774
Unrealized gain from intragroup transactions	28,986	20,545
Provision for allowance for credit losses	58,076	121,898
Deferred tax assets in subtotal	791,561	935,155
Valuation allowance on deferred tax assets	(41,464)	(55,383)
Total deferred tax assets	750,097	879,772

Deferred tax liabilities:
Difference in basis of land use rights	(134,928)	(131,412)
Difference in basis of property and equipment	(205,763)	(299,529)
Difference in basis of intangible assets	(4,881)	(3,859)
Unrealized investment gain	(900)	(900)
Dividend withholding tax	—	(202,500)
Total deferred tax liabilities	(346,472)	(638,200)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, and the history of operating loss or tax credit carryforwards expiring unused. As of December 31, 2022 and 2023, valuation allowance of RMB41,464 and RMB55,383 were provided, respectively.

As of December 31, 2023, the Company had total tax loss carryforward in subsidiaries of RMB1,652,821.The tax loss carryforward of the Company’s PRC subsidiaries and VIE were RMB1,371,801 as of December 31, 2023 which will expire from 2024 to 2028 if not used.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

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

According to the PRC Tax Administration and Collection Law, and Implementing Rules of the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2023, the Company is subject to examination of the PRC tax authorities.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability is recognized for the undistributed profits of the PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely.

Prior to 2023, the Company intended to indefinitely reinvest the undistributed profits of the Company’s PRC subsidiaries. Referring to Note 24, the board of directors of ZTO approved a dividend of US$0.62 per ADS for 2023. To execute the dividend plan, the board of WFOE has approved to distribute cash dividends to ZTO Express (Hong Kong) Limited, and the Company recorded a deferred tax liability of RMB202,500 as of December 31, 2023 accordingly. The remaining undistributed profits of the Company’s PRC subsidiaries would be indefinitely reinvested.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution were RMB28,504,400 and RMB35,533,419 as of December 31, 2022 and 2023 respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

14. Share-Based Compensation

Employee Share Holding Platform

In June 2016, the Company established an employee share holding platform (the “Share Holding Platform”). ZTO ES Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Company’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, ZTO ES will sell the Company’s ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder’s rights associated with the Company’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner’s partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2021,2022 and 2023, 3,178,835, 3,934,355 and 4,386,320 ordinary share units corresponding to 635,767, 786,871 and 877,264 Company’s ordinary shares were granted to certain officers and employees,respectively. The consideration was nil for each of three years. These share awards vested immediately upon grant. The Company recorded the share-based compensation of RMB135,778, RMB109,614, and RMB158,278 based on the market price at US$32.83, US$21.87 and US$26.27 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide appropriate incentives to directors, executive officers and other employees of the Company. The 2016 Share Incentive Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the Company will no longer further increase the scheme limit of the 2016 Share Incentive Plan for the remaining term of the 2016 Share Incentive Plan, and the scheme limit of the 2016 Share Incentive Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; options and awards under the 2016 Share Incentive Plan will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Share Incentive Plan and no new shares will be issued for the share award grants made or to be made pursuant to the 2016 Share Incentive Plan.

Restricted share units (“RSUs”)

In March 2021, 2022 and 2023, the Company granted 525,595, 497,956 and 535,955 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan, respectively. These grants vested immediately upon grant. The Company recorded the share-based compensation of RMB112,249, RMB69,366, and RMB96,698 based on the market price of ordinary shares at US$32.83, US$21.87 and US$26.27 on the respective grant dates in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. Ordinary Shares

As disclosed in Note 14, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Company’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares. As such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 6,024,675 and 5,147,411 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2022 and 2023, respectively.

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

16. Earnings Per Share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders—basic	4,754,827	6,809,056	8,749,004
Plus: Interest expense of convertible senior notes	—	45,809	145,451
Net income attributable to ordinary shareholders—diluted	4,754,827	6,854,865	8,894,455
Shares (Denominator):
Weight average ordinary shares outstanding—basic	819,961,265	809,442,862	807,739,616
Plus:
Dilutive effect of convertible senior notes	—	10,830,669	31,209,067
Weight average ordinary shares outstanding—diluted	819,961,265	820,273,531	838,948,683
Earnings per share—basic	5.80	8.41	10.83
Earnings per share—diluted	5.80	8.36	10.60

6,811,546, 6,024,675 and 5,147,411 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2021, 2022 and 2023, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Company
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Company’s equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Company’s equity investee
Tonglu Antong Management LLP	The Company’s equity investee
Shanghai Mingyu Barcode Technology Ltd. and its subsidiaries	Controlled by brother of chairman of the Company
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	Controlled by chairman of the Company
Mr. Jianchang Lai	Director and Vice President of Operations
Mr. Jilei Wang	Director and Vice President of Infrastructure Management
Mr. Du Wang	Immediate families of Director and Vice President

(a)         The Company entered into the following transactions with its related parties:

Transactions	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Revenues:
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	38,202	694,758	253,948
Express delivery service revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	68,716	291,584	274,256
Others	5,224	51,662	66,655
Total	112,142	1,038,004	594,859
Cost of revenues:
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	56,624	459,013	862,944
Freight services agency fees paid to Zhongtong Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	5,853	56,325	119,005
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	235,808	237,252	330,190
Others	103,669	44,666	39,838
Total	401,954	797,256	1,351,977
Other operating income:
Property leasing income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	29,688	45,876	45,896
Property leasing income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	33,390	53,115	64,722
Others	8,453	20,677	18,918
Total	71,531	119,668	129,536
Other income:
Interest income related to loan receivables from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	39,000	33,962	33,046
Others	2,435	8,071	10,382
Total	41,435	42,033	43,428

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. Related Party Transactions (Continued)

(a)The Company entered into the following transactions with its related parties (continued):

In October and December 2021, the Company acquired 20.77% equity interest in certain subsidiaries from Mr. Jianchang Lai at a cash consideration of RMB103,728. The difference between the consideration and the carrying amount of ownership interest obtained was RMB29,799 recorded in additional paid-in capital.

In December 2021, the Company sold its 100% shares in Zhejiang Xinglian Air Cargo Co., Ltd. to Zhongtong Yun Leng Network Technology (Zhejiang) Co., Ltd. at a cash consideration of RMB177,297. The Company recognized loss of RMB2,532 on the disposal of Zhejiang Xinglian.

In 2021, the Company purchased trucks from Tonglu Tongze Logistics Ltd. and its subsidiaries at an aggregate price of RMB53,868.

In January 2022, the Company acquired 10% equity interest in a subsidiary from Mr. Du Wang at a cash consideration of RMB39,128. The difference between the consideration and the carrying amount of non-controlling interests as of the acquisition date was RMB5,060 and recorded in additional paid-in capital.

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

(b)          The Company had the following balances with its related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due to related parties
Shanghai Mingyu Barcode Technology Ltd.	20,249	28,924
Tonglu Antong Management LLP and its subsidiaries	28,887	—
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	—	149,495
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	—	16,415
Zhongtong Yunleng Network Technology (Zhejiang) Co., LTD and its subsidiaries	—	14,988
Others	2	24,861
Total	49,138	234,683

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2022 and 2023, respectively. Trade related amounts due to related parties are normally settled within one year.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

17. Related Party Transactions (Continued)

(b)The Company had the following balances with its related parties (continued):

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	55,061	72,377
ZTO Supply Chain Management Co., Ltd. (2)	101,432	69,881
Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	53,504	1,169
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (3)	75,000	—
Others	29,486	4,640
Total	314,483	148,067
Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (3)	500,000	502,083
Zhejiang Tongyu Intelligent Industry Development Co., Ltd. (4)	77,140	82,180
Total	577,140	584,263

Notes:

(1)	The amount comprised the three-month factoring loan to this related party with 6.96% annualized interest rate, accounts receivable generated from the express delivery service provided by the Company and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB12,500 and RMB33,040 as of December 31, 2022 and 2023, respectively.
(2)	The amount comprised the three-to-nine-month factoring loan to this related party and its subsidiaries with 6.96% annualized interest rate and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB109,980 and RMB66,860 as of December 31, 2022 and 2023, respectively.
(3)	The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. This loan is an extension of the original three-year loan with 7.2% annualized interest rate. Mr. Jilei Wang, the Director of the Company, is the guarantor of this extended loan. The balance of principal was RMB500,000 as of December 31, 2022 and 2023 and interest receivable was RMB75,000 and RMB2,083 as of December 31, 2022 and 2023, respectively.
(4)	The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principal was RMB70,000 as of December 31, 2022 and 2023.

Trade related amounts due from related parties are normally settled within one year.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

18. Commitments and Contingencies Capital commitments

The Company’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,201,385 and RMB4,593,606 as of December 31, 2022, and 2023, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Company is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB25,610 and RMB20,200 as of December 31, 2022 and 2023, respectively.

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

19. Repurchase of Ordinary Shares

The board of directors has approved its share repurchase program in November 2018 and made subsequent modifications. On March 31, 2021, the board of directors approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company funded the repurchases out of its existing cash balance. As of December 31, 2021, the Company purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions, which had been fully paid as of December 31, 2021.

On November 17, 2022, the board of directors approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. The Company funded the repurchases out of its existing cash balance. As of December 31, 2023, the Company purchased an aggregate of 42,501,325 ADSs at an average purchase price of US$25.01, including repurchase commissions, which had been fully paid as of December 31, 2023.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

20. Dividends

On March 16, 2021, a dividend in respect of the year ended December 31, 2020 of US$0.25 per ordinary share, in an aggregate amount of US$206,782 (RMB1,345,157), had been approved by the board of directors of the Company.

On March 15, 2022, a dividend in respect of the year ended December 31, 2021 of US$0.25 per ordinary share, in an aggregate amount of US$202,433 (RMB1,289,418), had been approved by the board of directors of the Company.

On March 14, 2023, a dividend in respect of the year ended December 31, 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723), had been approved by the board of directors of the Company.

For the years ended December 31, 2021, 2022 and 2023, dividends of US$212,467 (RMB1,353,969), US$191,847 (RMB1,323,205) and US$291,907 (RMB2,072,509) were paid to shareholders of record as of designated record dates.

21. Employee Benefit Plans

The Company’s PRC subsidiaries are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, and housing provident fund for full time employees. The Company contributed RMB379,168, RMB403,621 and RMB444,719 for the years ended December 31, 2021, 2022 and 2023, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

22. Segment Information

The Company's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM"), reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment.

Substantially all of the Company’s revenues for the years ended December 31, 2021, 2022 and 2023 were generated from the PRC. As of December 31, 2022 and 2023, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.

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

The appropriation to these statutory reserves by the Company’s PRC entities were nil, 78,326 and 8,952 for the years ended December 31, 2021, 2022 and 2023, respectively. The accumulated statutory reserves as of December 31, 2022 and 2023 were RMB1,072,262 and RMB1,081,214, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

(Amounts in thousands, except for share and per share data, unless otherwise stated)

23. Restricted Net Assets (Continued)

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2023, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB32,867,325.

24. Subsequent Events

On March 22, 2024, the Company granted 743,366 restricted share units to certain director, executive officers and employees pursuant to the 2016 Share Incentive Plan. In addition, the Company granted ordinary share units representing 1,205,483 Class A ordinary shares through its employee shareholding platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant.

On March 22, 2024, the Company granted share options representing 916,200 Class A ordinary shares to certain director, executive officers and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively.

On March 19, 2024, the board of directors approved a final dividend of US$0.62 per ADS and ordinary share for 2023 to the shareholders of record as of the close of business on April 10, 2024.

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2)
ASSETS
Cash and cash equivalents	70,937	8,881	1,251
Short-term investment	2,487,775	1,020,094	143,677
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	58,323,580	65,804,572	9,268,380
Long-term investment	—	69,629	9,807
TOTAL ASSETS	60,882,292	66,903,176	9,423,115
LIABILITIES AND EQUITY
Dividends payable	1,497	1,548	218
Other current liability	63,273	70,333	9,906
Convertible senior notes	6,788,971	7,029,550	990,091
Total liabilities	6,853,741	7,101,431	1,000,215

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares Authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023)	535	525	74
Additional paid-in capital	26,717,727	24,201,745	3,408,744
Treasury shares, at cost (11,671,525 and 3,000,000 shares as of December 31, 2022 and 2023, respectively)	(2,062,530)	(510,986)	(71,971)
Retained earnings	29,459,491	36,301,185	5,112,915
Accumulated other comprehensive loss	(86,672)	(190,724)	(26,862)
Total shareholders’ equity	54,028,551	59,801,745	8,422,900
TOTAL LIABILITIES AND EQUITY	60,882,292	66,903,176	9,423,115

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Operating expenses:
General and administrative	(251,146)	(197,209)	(260,613)	(36,707)
Other operating income, net	54,620	59,881	52,968	7,460
Total operating expenses	(196,526)	(137,328)	(207,645)	(29,247)
Interest income	72,987	22,927	79,737	11,231
Interest expense	(2,206)	(64,412)	(162,326)	(22,863)
Loss from operations	(125,745)	(178,813)	(290,234)	(40,879)
(Loss)/gain from fair value change at financial instruments	(40,916)	15,995	58,682	8,265
Loss before income tax and share of profit in subsidiaries, VIE and equity method investments	(166,661)	(162,818)	(231,552)	(32,614)
Income tax expense	(23,101)	(19,987)	(26,270)	(3,700)
Share of profit in subsidiaries, VIE and equity method investments	4,944,589	6,991,861	9,006,826	1,268,586
Net income attributable to ZTO Express (Cayman) Inc.	4,754,827	6,809,056	8,749,004	1,232,272
Net income attributable to ordinary shareholders	4,754,827	6,809,056	8,749,004	1,232,272
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment	(146,533)	155,432	(104,052)	(14,655)
Comprehensive income	4,608,294	6,964,488	8,644,952	1,217,617

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income	4,754,827	6,809,056	8,749,004	1,232,272
Adjustments to reconcile net income to net cash used by operating activities
Share-based compensation	248,027	178,980	254,976	35,913
Fair value change at financial instruments	40,916	(15,995)	(58,682)	(8,265)
Share of profit in subsidiaries and VIE	(4,944,589)	(6,991,861)	(9,006,826)	(1,268,586)
Changes in operating assets and liabilities:
Prepayments and other current assets	13,013	—	—	—
Other current liabilities	(23,318)	35,458	87,973	12,393
Net cash provided by operating activities	88,876	15,638	26,445	3,727
Cash flows from investing activities:
Payment and collection of loans to and investments in subsidiaries, VIE and equity investees	(1,249,655)	(2,580,373)	1,561,076	219,873
Purchases of short-term investment	(8,268,243)	(4,171,949)	(6,188,527)	(871,636)
Maturity of short-term investment	10,552,118	1,840,751	7,723,557	1,087,840
Purchases of long-term investment	—	—	(69,101)	(9,733)
Maturity of long-term investment	645,110	—	—	—
Net cash provided by /(used in) investing activities	1,679,330	(4,911,571)	3,027,005	426,344
Cash flows from financing activities:
Payment of issuance cost	(887)	(228)	—	—
Payment of dividends	(1,353,969)	(1,323,205)	(2,072,509)	(291,907)
Proceeds from issuance of convertible senior notes, net of issuance cost paid and capped call option	—	6,416,762	—	—
Repurchase of ordinary shares	(3,810,586)	(84,547)	(1,006,451)	(141,756)
Proceeds from short-term borrowing	647,386	655,520	1,362,060	191,842
Repayment of short-term borrowing	—	(1,442,104)	(1,379,140)	(194,248)
Net cash (used in)/provided by financing activities	(4,518,056)	4,222,198	(3,096,040)	(436,069)
Effect of exchange rate changes on cash, cash equivalents	(72,740)	123,638	(19,466)	(2,742)
Net change in cash, cash equivalents	(2,822,590)	(550,097)	(62,056)	(8,740)
Cash, cash equivalents, beginning of year	3,443,624	621,034	70,937	9,991
Cash, cash equivalents, end of year	621,034	70,937	8,881	1,251

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2)
Supplemental disclosure on non-cash information
Cash dividends declared in payables	321	730	7	1

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

2)The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE" and the subsidiaries and VIE's profit or loss as "Share of profit in subsidiaries, VIE and equity method investments" on the Condensed Statements of Operations and Comprehensive Income.

3)As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.

4)Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of 7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.