Form 20-F
period 2024-12-31
ZTO Express (Cayman) Inc.
filed 2025-04-17
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 804,821,281 ordinary shares outstanding, par value $0.0001 per share, being the sum of 598,721,281 Class A ordinary shares, and 206,100,000 Class B ordinary shares.

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

INTRODUCTION

ZTO Express (Cayman) Inc., which we refer to as ZTO, is not a Chinese operating company but rather a Cayman Islands holding company. ZTO conducts its operations in China both through its subsidiaries and through contractual arrangements with ZTO Express Co., Ltd., which we refer to as ZTO Express. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of domestic mail delivery services. Therefore, we operate that part of our business in China through ZTO Express and its subsidiaries. We rely on contractual arrangements among Shanghai Zhongtongji Network Technology Co. Ltd., or Shanghai Zhongtongji Network, one of our PRC subsidiaries, ZTO Express and the shareholders of ZTO Express to consolidate the financial results of ZTO Express with ours under U.S. GAAP. These contractual arrangements enable us to direct the activities of ZTO Express, receive the economic benefits that could potentially be significant to ZTO Express in consideration for the services provided by Shanghai Zhongtongji Network, and hold an exclusive option to purchase all or part of the equity interests in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of ZTO Express and hence consolidate its financial results with ours under U.S. GAAP. Revenues contributed by ZTO Express accounted for 90.4%, 81.4% and 84.4% of our total revenues for the fiscal years 2022, 2023 and 2024, respectively. As used in this annual report, “ZTO” refers to ZTO Express (Cayman) Inc., and “we,” “us,” “our company” or “our” refer to ZTO Express (Cayman) Inc. and its subsidiaries. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in ZTO Express but instead are purchasing equity interest in ZTO Express (Cayman) Inc., a Cayman Islands holding company.

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

ZTO, our Cayman Islands holding company, may transfer cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands) by making capital contributions or providing loans, and our Hong Kong subsidiaries may transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because ZTO and its subsidiaries control ZTO Express through contractual arrangements, they are not able to make direct capital contribution to ZTO Express. However, they may transfer cash to ZTO Express by loans or by making payment to ZTO Express for inter-group transactions. As of December 31, 2024, ZTO had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB14,604.8 million. For the years ended December 31, 2022, 2023 and 2024, no shareholder loans were provided by ZTO to our PRC subsidiaries, no dividends or distributions were made to ZTO by our subsidiaries, and dividends of US$202.3 million, US$299.3 million and US$780.7 million were paid by ZTO to its shareholders. Historically, ZTO paid dividends to its shareholders primarily using proceeds from offshore financing activities, and ZTO’s PRC entities distributed dividends to their holding companies in Hong Kong to provide funding for dividend distribution starting in 2024. As ZTO is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. For more detailed discussion of how cash is transferred between ZTO, our subsidiaries and ZTO Express, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

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

Our reporting currency is the Renminbi. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB7.2993 to US$1.00 and HK$7.7677 to US$1.00, the respective exchange rates on December 31, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

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

Our Holding Company Structure and Contractual Arrangements

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and ZTO Express, the consolidated affiliated entity, and its subsidiaries. Our domestic mail delivery services in China have been conducted through ZTO Express in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of domestic mail delivery services. Revenues contributed by ZTO Express accounted for 90.4%, 81.4% and 84.4% of our total revenues for the fiscal years 2022, 2023 and 2024, respectively. Investors in our ADSs and/or Class A ordinary shares are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the VIE as of March 31, 2025:

(1)

ZTO Express Co., Ltd., or ZTO Express, is the VIE, with which we have maintained contractual arrangements. To the knowledge of our company, Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebing Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of our company and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Meisong Lai and Jilei Wang are also directors of our company. The remaining 18.72% equity interest in ZTO Express are held by 34 other shareholders. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express. As of March 31, 2025, ZTO Express directly wholly owned 67 subsidiaries.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of ZTO with respect to its contractual arrangements with ZTO Express and its shareholders. If we or ZTO Express are/is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law, the Overseas Listing Trial Measures and the most recently amended PRC Company Law,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Year Ended December 31,
	2022	2023	2024

	(RMB in millions)
Capital contributions and loans from Parent to Cayman, BVI, and Hong Kong subsidiaries, and collection of loans from Cayman, BVI, and Hong Kong subsidiaries to Parent	2,580	(1,561)	(6,894)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	2,282	840	53
Amounts received by subsidiaries of Parent from ZTO Express*	20,739	17,986	19,820

Note:

(1)	* The cash flows between the subsidiaries of Parent and ZTO Express included the following: transportation fees, service fees and rental expenses.

As of December 31, 2024, ZTO had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB14,604.9 million.

In 2022, 2023 and 2024, no shareholder loan was provided by ZTO to our PRC subsidiaries.

For the years ended December 31, 2022, 2023 and 2024, our subsidiaries did not make any dividends or distributions to ZTO. For the years ended December 31, 2022, 2023 and 2024, dividends of US$202.3 million, US$299.3 million and US$780.7 million were paid to shareholders of ZTO of record as of designated record dates.

Historically, ZTO paid dividends to its shareholders primarily using proceeds from offshore financing activities, and ZTO’s PRC entities distributed dividends to their holding companies in Hong Kong to provide funding for dividend distribution starting in 2024. As ZTO is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy substantially all economic benefit and receive service fees from ZTO Express pursuant to the exclusive business cooperation agreement with ZTO Express. Under PRC law, each of our subsidiaries and ZTO Express in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and ZTO Express in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and ZTO Express incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries did not and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries and the consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of ZTO Express to settle amounts owned under the VIE agreements.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2022, 2023 and 2024, summary consolidated balance sheet data as of December 31, 2023 and 2024 and summary consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of comprehensive income data for the years ended December 31, 2020 and 2021, the summary consolidated balance sheet data as of December 31, 2020, 2021 and 2022 and the summary consolidated cash flow data for the years ended December 31, 2020 and 2021 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	25,214,290	30,405,839	35,376,996	38,418,915	44,280,720	6,066,434
Cost of revenues	(19,377,184)	(23,816,462)	(26,337,721)	(26,756,389)	(30,563,628)	(4,187,200)
Gross profit	5,837,106	6,589,377	9,039,275	11,662,526	13,717,092	1,879,234
Operating income (expenses):
Selling, general and Administrative	(1,663,712)	(1,875,869)	(2,077,372)	(2,425,253)	(2,690,017)	(368,531)
Other operating income, net	580,973	789,503	774,578	770,651	749,784	102,720
Total operating expenses	(1,082,739)	(1,086,366)	(1,302,794)	(1,654,602)	(1,940,233)	(265,811)
Income from operations	4,754,367	5,503,011	7,736,481	10,007,924	11,776,859	1,613,423
Other income (expenses):
Interest income	442,697	363,890	503,722	706,765	993,535	136,114
Interest expense	(35,307)	(126,503)	(190,521)	(289,533)	(337,919)	(46,295)
(Loss)/gain from fair value changes of financial instruments	(877)	52,909	46,246	164,517	202,886	27,795
Gain/(loss) on disposal of equity investees, subsidiaries and others	1,086	2,357	69,598	5,485	(10,518)	(1,441)
Impairment of investment in equity investees	—	—	(26,328)	—	(931,367)	(127,597)
Foreign currency exchange gain/(loss)	(127,180)	(56,467)	147,254	93,543	(17,930)	(2,456)
Income before income tax and share of loss in equity method investments	5,034,786	5,739,197	8,286,452	10,688,701	11,675,546	1,599,543
Income tax expense	(689,833)	(1,005,451)	(1,633,330)	(1,938,600)	(2,845,361)	(389,813)
Share of (loss)/income in equity method investments	(18,507)	(32,419)	5,844	4,356	57,410	7,865
Net Income	4,326,446	4,701,327	6,658,966	8,754,457	8,887,595	1,217,595
Net loss/(income) attributable to noncontrolling interests	(14,233)	53,500	150,090	(5,453)	(70,760)	(9,694)
Net income attributable to ZTO Express (Cayman) Inc.	4,312,213	4,754,827	6,809,056	8,749,004	8,816,835	1,207,901
Net income attributable to ordinary shareholders	4,312,213	4,754,827	6,809,056	8,749,004	8,816,835	1,207,901
Net earnings per share/ADS attributable to ordinary shareholders
Basic	5.42	5.80	8.41	10.83	10.95	1.50
Diluted	5.42	5.80	8.36	10.60	10.70	1.47
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	796,097,532	819,961,265	809,442,862	807,739,616	804,875,816	804,875,816
Diluted	796,147,504	819,961,265	820,273,531	838,948,683	838,441,916	838,441,916
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	(771,291)	(146,533)	155,432	(104,052)	(103,970)	(14,244)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	3,540,922	4,608,294	6,964,488	8,644,952	8,712,865	1,193,657

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	14,212,778	9,721,225	11,692,773	12,333,884	13,465,442	1,844,758
Short-term investment	3,690,402	2,845,319	5,753,483	7,454,633	8,848,447	1,212,232
Advances to suppliers	589,042	667,855	861,573	821,942	783,599	107,353
Prepayments and other current assets	2,334,688	3,142,368	3,146,378	3,772,377	4,329,664	593,162
Non-current assets:
Property and equipment, net	18,565,161	24,929,897	28,813,204	32,181,025	33,915,366	4,646,386
Goodwill	4,241,541	4,241,541	4,241,541	4,241,541	4,241,541	581,089
Total assets	59,204,750	62,772,343	78,523,586	88,465,221	92,340,330	12,650,573
Liabilities and equity
Current liabilities:
Short-term bank borrowings	1,432,929	3,458,717	5,394,423	7,765,990	9,513,958	1,303,407
Other current liabilities	4,487,084	5,794,380	6,724,743	7,236,716	6,571,492	900,290
Total liabilities	10,105,052	13,844,762	24,051,116	28,184,813	29,665,497	4,064,156
Total liabilities and equity	59,204,750	62,772,343	78,523,586	88,465,221	92,340,330	12,650,573

	Years Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	4,950,749	7,220,217	11,479,308	13,360,967	11,429,436	1,565,826
Net cash used in investing activities	(3,549,341)	(8,756,533)	(16,041,890)	(12,252,751)	(5,980,724)	(819,356)
Net cash (used in) /provided by financing activities	8,337,407	(2,903,985)	7,058,202	(769,836)	(4,995,180)	(684,337)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(656,137)	(150,430)	338,106	109,843	26,105	3,577
Net increase/(decrease) in cash, cash equivalents and restricted cash	9,082,678	(4,590,731)	2,833,726	448,223	479,637	65,710
Cash, cash equivalents and restricted cash at beginning of year	5,277,414	14,360,092	9,769,361	12,603,087	13,051,310	1,788,022
Cash, cash equivalents and restricted cash at end of year	14,360,092	9,769,361	12,603,087	13,051,310	13,530,947	1,853,732

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

	As of December 31, 2024
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	1,082,454	10,107,137	2,275,851	—	13,465,442
Restricted cash	—	22,180	15,337	—	37,517
Accounts receivable, net	—	193,150	1,310,556	—	1,503,706
Financing receivables, net	—	161,573	1,017,044	—	1,178,617
Short-term investment	222,293	7,327,159	1,298,995	—	8,848,447
Inventories	—	15,970	22,599	—	38,569
Advances to suppliers	—	610,740	172,859	—	783,599
Prepayments and other current assets	8,693	2,104,574	2,216,397	—	4,329,664
Amounts due from related parties outside the consolidated group	—	141,780	26,380	—	168,160
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	68,088,895	21,597,177	13,183,246	(102,869,318)	—
Investment in equity investees	—	1,808,121	63,216	—	1,871,337
Property and equipment, net	—	28,716,214	5,199,152	—	33,915,366
Land use rights, net	—	4,908,573	1,261,660	—	6,170,233
Intangible assets, net	—	17,043	—	—	17,043
Operating lease right-of-use assets	—	67,855	498,461	—	566,316
Goodwill	—	84,430	4,157,111	—	4,241,541
Deferred tax assets	—	569,565	415,002	—	984,567
Long-term investment	—	11,004,755	1,013,000	—	12,017,755
Long-term financing receivables, net	—	148,261	713,192	—	861,453
Other non-current assets	—	766,318	153,013	—	919,331
Amounts due from related parties outside the consolidated groups-non-current	—	421,667	—	—	421,667
TOTAL ASSETS	69,402,335	90,794,242	35,013,071	(102,869,318)	92,340,330
Liabilities
Current liabilities
Short-term bank borrowings	—	20,000	9,493,958	—	9,513,958
Accounts payable	—	655,719	1,807,676	—	2,463,395
Advances from customers	—	46,222	1,518,925	—	1,565,147
Income tax payable	—	70,531	418,358	—	488,889
Amounts due to related parties outside the consolidated group	—	35,098	167,668	—	202,766
Amounts due to related parties within the consolidated group	—	13,183,246	—	(13,183,246)	—
Operating lease liabilities, current	—	29,896	153,477	—	183,373
Dividends payable	14,134	—	—	—	14,134
Other current liabilities	55,728	3,835,835	2,679,929	—	6,571,492
Non-current operating lease liabilities	—	39,218	338,499	—	377,717
Deferred tax liabilities	—	931,927	82,618	—	1,014,545
Convertible senior bond	7,270,081	—	—	—	7,270,081
TOTAL LIABILITIES	7,339,943	18,847,692	16,661,108	(13,183,246)	29,665,497
Equity
Ordinary shares	523	17,865,373	600,000	(18,465,373)	523
Additional paid-in capital	24,389,905	600,000	3,918,356	(4,518,356)	24,389,905
Treasury shares, at cost	(1,131,895)	—	—	—	(1,131,895)
Retained earnings	39,098,553	54,002,954	13,818,318	(67,821,272)	39,098,553
Accumulated other comprehensive loss	(294,694)	(1,118,929)	—	1,118,929	(294,694)
Non-controlling interests	—	597,152	15,289	—	612,441
Total Equity	62,062,392	71,946,550	18,351,963	(89,686,072)	62,674,833
TOTAL LIABILITIES AND EQUITY	69,402,335	90,794,242	35,013,071	(102,869,318)	92,340,330

	As of December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

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

	For the Year Ended December 31, 2024
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	21,602,652	37,386,476	(14,708,408)	44,280,720
Cost of revenues	—	(15,212,087)	(31,413,847)	16,062,306	(30,563,628)
Gross profit	—	6,390,565	5,972,629	1,353,898	13,717,092
Operating (expenses)/income
Selling, general and administrative	(337,258)	(1,392,543)	(1,048,134)	87,918	(2,690,017)
Other operating income, net	111,545	2,790,086	(710,031)	(1,441,816)	749,784
Other income/(expenses)	(509,456)	331,314	76,829	—	(101,313)
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(735,169)	8,119,422	4,291,293	—	11,675,546
Income tax expense	(31,510)	(1,740,643)	(1,073,208)	—	(2,845,361)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	9,583,514	3,255,373	(40,352)	(12,741,125)	57,410
Net income	8,816,835	9,634,152	3,177,733	(12,741,125)	8,887,595

	For the Year Ended December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	19,966,654	31,276,014	(12,823,753)	38,418,915
Cost of revenues	—	(12,858,581)	(27,791,654)	13,893,846	(26,756,389)
Gross profit	—	7,108,073	3,484,360	1,070,093	11,662,526
Operating (expenses)/income
Selling, general and administrative	(260,613)	(1,292,702)	(962,378)	90,440	(2,425,253)
Other operating income, net	52,968	1,857,145	21,071	(1,160,533)	770,651
Other income/(expenses)	(23,907)	605,560	99,124	—	680,777
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(231,552)	8,278,076	2,642,177	—	10,688,701
Income tax expense	(26,270)	(1,318,961)	(593,369)	—	(1,938,600)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	9,006,826	2,054,159	(44,856)	(11,011,773)	4,356
Net income	8,749,004	9,013,274	2,003,952	(11,011,773)	8,754,457

	For the Year Ended December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	17,157,364	31,981,790	(13,762,158)	35,376,996
Cost of revenues	—	(12,735,655)	(28,097,911)	14,495,845	(26,337,721)
Gross profit	—	4,421,709	3,883,879	733,687	9,039,275
Operating (expenses)/income
Selling, general and administrative	(197,209)	(1,285,856)	(685,546)	91,239	(2,077,372)
Other operating income, net	59,881	1,411,343	128,280	(824,926)	774,578
Other income/(expenses)	(25,490)	685,980	(110,519)	—	549,971
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(162,818)	5,233,176	3,216,094	—	8,286,452
Income tax expense	(19,987)	(855,788)	(757,555)	—	(1,633,330)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	6,991,861	10,742	(4,898)	(6,991,861)	5,844
Net income	6,809,056	4,388,130	2,453,641	(6,991,861)	6,658,966

The following table presents condensed consolidating cash flow data for ZTO Express (Cayman) Inc., the VIE and VIE’s subsidiaries, and other entities for the years ended presented. For the purpose of this presentation, the intercompany transactions among entities within our subsidiaries or among entities within the VIE and VIE’s subsidiaries were eliminated.

	For the Year Ended December 31, 2024
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	59,881	12,452,817	(1,083,262)	—	11,429,436
Net cash (used in)/provided by investing activities	7,759,397	(6,163,131)	(1,279,070)	(6,297,920)	(5,980,724)
Net cash(used in)/provided by financing activities	(6,763,490)	(6,257,011)	1,727,401	6,297,920	(4,995,180)

	For the Year Ended December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	26,445	14,596,176	(1,261,654)	—	13,360,967
Net cash (used in)/provided by investing activities	3,027,005	(13,182,500)	(536,180)	(1,561,076)	(12,252,751)
Net cash(used in)/provided by financing activities	(3,096,040)	(1,206,350)	1,971,478	1,561,076	(769,836)

	For the Year Ended December 31, 2022
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by operating activities	15,638	10,658,257	805,413	—	11,479,308
Net cash (used in)/provided by investing activities	(4,911,571)	(12,189,004)	(1,521,688)	2,580,373	(16,041,890)
Net cash provided by/(used in) financing activities	4,222,198	2,878,569	2,537,808	(2,580,373)	7,058,202

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

Risks Related to Our Business and Industry

●	Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.
●	Our business operations have relied on, and are likely to continue to be significantly influenced by, certain third-party e-commerce platforms.
●	We face risks associated with our network partners and their employees and personnel.
●	We face intense competition, which could adversely affect our results of operations and market share.
●	Any service disruptions experienced by our sorting hubs or the outlets operated by our network partners may adversely affect our business operations.
●	Our technology systems are critical to our business operations and growth prospects, and failure to continue to improve, and effectively utilize, our technology systems or develop new technologies could harm our business operations, reputation and growth prospects.
●	We operate in a labor-intensive industry and an overall contraction in the availability of workers in the labor market or any labor unrest may negatively affect our business.
●	We engage outsourcing firms to provide personnel for our operations. We have limited control over these personnel and may be liable for violations of applicable PRC labor laws and regulations accordingly.
●	We face risks associated with parcels handled and transported through our network and risks associated with transportation.
●	Our past growth rates may not be indicative of our future growth, and if we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Risks Related to Our Corporate Structure

●	ZTO is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 43-44 of this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 47 of this annual report.
●	PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” on page 48 of this annual report.
●	Risks and uncertainties arising from the legal system in the jurisdiction where we operate, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the jurisdiction where we operate, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us” on page 48 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 50 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on pages 57-58 of this annual report.

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 58 of this annual report.

Risks Related to Our Shares and ADSs

●	The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Related to Our Business and Industry

Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

We generate a significant portion of our parcel volume by serving end customers that conduct business on various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. In December 2024, more than 90% of our total parcel volume was attributable to e-commerce platforms. Our business and growth are therefore highly dependent on the current state and future prospects of the e-commerce industry in China.

Any uncertainties relating to the growth, profitability and regulatory regime of the e-commerce industry in China could have a significant impact on us. The development of the e-commerce industry in China is affected by a number of factors, most of which are beyond our control. These factors include:

●	the growth of broadband and mobile internet penetration and usage in China;
●	the consumption power and disposable income of e-commerce consumers in China, as well as changes in demographics and consumer tastes and preferences;
●	the availability, reliability and security of e-commerce platforms;
●	the selection, price, quality and popularity of products offered on e-commerce platforms;
●	the potential impact of health epidemics on our business operations and the economy in China and elsewhere generally;
●	the emergence of alternative channels or business models that better suit the needs of consumers in China;
●	the development of fulfillment, payment and other ancillary services associated with e-commerce;
●	the continued integration of online and offline retail channels by large e-commerce platforms and various retail merchants to reduce customer acquisition costs and enhance customers’ shopping experience, a phenomenon knows as “New Retail”; and
●	changes in laws and regulations, as well as government policies, that govern the e-commerce industry in China.

The e-commerce industry is highly sensitive to changes in macroeconomic conditions, and e-commerce spending tends to decline during recessionary periods. Many factors beyond our control, including inflation and deflation, fluctuations in currency exchange rates, volatility of stock and real property markets, interest rates, tax rates and other government policies and changes in unemployment rates can adversely affect consumer confidence and spending behavior on e-commerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending, which could in turn negatively impact our growth and profitability.

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

As of December 31, 2024, we had over 31,000 pickup/delivery outlets and over 6,000 direct network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers. However, the interests of a network partner may not be entirely aligned with ours or with those of our other network partners at all times. We manage our business relationships with direct network partners through contractual agreements, which provide for performance incentives along with periodic evaluations. Our direct network partners may sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. The sub-contracting to indirect network partners is subject to our consent. However, we may not be able to manage the network partners as effectively as if we had full ownership of them or operated their business directly. In particular, we do not enter into agreements with our indirect network partners and are therefore unable to exert a significant degree of influence over them.

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

Our business is labor-intensive. As of December 31, 2024, we had a total of 24,471 employees. We also engage outsourcing firms to provide certain services at our network facilities. A failure by us or our network partners to maintain a stable and dedicated workforce may result in disruption or delays in the services provided to end customers. We and our network partners often need to hire additional or temporary workers to handle the significant increase in parcel volume following special promotional events such as promotional campaigns on June 18, November 11 and December 12 of each year or during other peak seasons throughout the year. During these periods we have observed an increasingly competitive and tight labor market. In general, this has resulted in, and we expect will continue to result in, increased labor costs driven by higher salaries, social benefits and employee headcounts.

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

In fulfilling our services, we engage outsourcing firms to provide certain services at our network facilities. We enter into agreements only with outsourcing firms and do not have any direct contractual relationship with their personnel, resulting in limited control over them. If any such personnel fail to operate in accordance with instructions, policies and business guidelines set forth by outsourcing firms based on our requirements, our market reputation, brand image and results of operations could be materially and adversely affected.

Our agreements with the outsourcing firms may provide that we are not liable to their personnel. However, if the outsourcing firms violate any PRC labor laws or regulations or their employment agreements with the personnel, such personnel may file a claim against us as they provide their services at our network facilities. As a result, we may incur legal liability, and our market reputation and brand image as well as our business, financial condition and results of operations could be materially and adversely affected.

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

Our past growth rates may not be indicative of our future growth. Our revenue growth in recent years was partly attributable to business acquisition, such as the acquisition of China Oriental Express Co., Ltd. The acquired business of China Oriental Express Co., Ltd. provides freight forwarding services, and our revenue generated from such services amounted to RMB1,212.7 million, RMB906.8 million and RMB885.4 million (US$121.3 million) in 2022, 2023 and 2024, respectively, accounting for 3.4%, 2.4% and 2.0% of our total revenues during the same periods, respectively. We plan to further expand our network in response to increasing customer and consumer needs, but we may not succeed in doing so. Even if we are able to expand our network as planned, we may not be able to continue to integrate and optimize a larger network. In addition, as customer and consumer needs at both the national and regional levels are continuously changing, we may not be able to successfully anticipate or respond to such changes. For example, we may experience shortages in our delivery capacity if our expansion fails to accurately and timely match increased customer and consumer demand. Furthermore, our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of our senior management to carry out our strategies effectively, our ability to balance the interests between us and our network partners as well as among our network partners, and our ability to adapt, improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully recruit, train and manage more employees and improve and expand our sales and marketing capabilities. If we are not able to manage our growth or execute our strategies effectively due to any of the foregoing reasons, our expansion may not be successful, and our business and prospects may be materially and adversely affected.

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

We provide financial services to qualified network partners. A qualified network partner must meet certain criteria set by us, such as having a legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. Under PRC laws, an enterprise must obtain business licenses with corresponding business scope and/or approvals or filings from the governmental authorities related to operating and providing financial services, and our company is compliant with the laws and regulations in the PRC in all material aspects during the 2022, 2023 and 2024 with regard to the provision of such financial services. In connection with the financial services we provide to qualified network partners, we have obtained the requisite business licenses and/or approvals under PRC laws and regulations through various PRC subsidiaries. We have entered into agreements with qualified network partners and have committed and will continue to commit our own capital, which has had, and may continue to have, a negative impact on our cash flow. However, we cannot assure you that the consolidated affiliated entities have timely made all required filings with the governmental authorities including to update or renew their business licenses, approvals or filings, and the failure may subject us to a correction order or fines.

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

In order to implement our strategies and expansion plan, we made significant capital expenditures on the acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the growth of our business. We paid an aggregate of approximately RMB7.4 billion, RMB6.7 billion and RMB5.9 billion (US$0.8 billion) in 2022, 2023 and 2024, respectively, for purchases of property and equipment and purchases of land use rights. To facilitate our future expansion, including the entry into new sectors, we may need to continue to make substantial capital expenditures.

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

Fuel costs and transportation expenses incurred in connection with the use of third-party transportation services represent 17%, 19% and 21% of our line-haul transportation costs in 2022, 2023 and 2024, respectively. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control-measures or pass on incremental costs to our customers. For example, fuel price increases due to international factors, such as the Ukraine-Russia conflict and the Israeli-Palestinian conflict, may adversely impact our gross profit margin. As a result, our operating margin and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

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

Rising international political tensions, including changes in the U.S. and international trade policies, particularly with regard to China, may adversely impact our business, financial condition, and results of operations.

Although our current operations are almost exclusively in China, we also offer express delivery services in certain key overseas markets. If we further expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, such as the one between the United States and China. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. In April 2025, President Trump announced that the United States would impose additional tariffs on most countries, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, political tensions between the United States and China have escalated due to Various factors. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. We do not believe that ZTO Express (Cayman) Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Besides, China is also facing the challenges of technological blockade and the economic decoupling between the U.S. and China. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China. Although the direct impact of the current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, on the housing transaction and services industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

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

We have access to a large amount of confidential information in our day-to-day operations. Although we have managed to redact or hide the confidential information in a substantial majority of our waybills, the remaining ones may contain the names, addresses, phone numbers and other contact information of the sender and recipient of a parcel. The content of the parcel may also constitute or reveal confidential information. The proper use and protection of confidential information is essential to maintaining customer trust in us and our services.

Our technology systems also process and store a significant amount of confidential information and data for the proper functioning of our network. Security breaches and hacker attacks on our system might result in a compromise to the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining confidential information in our possession. Such individuals or entities may engage in various other illegal activities using such information. Further, as parcels move through our network from pickup to delivery, certain personnel handling the flow of parcels may have access to certain confidential information despite that we have redacted or hidden most of the confidential information on the waybills. Some of these personnel may misappropriate the confidential information despite the security policies and measures we have implemented. In addition, most of the delivery and pickup personnel are not our employees, which makes it more difficult for us to implement sufficient and effective control over them.

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

To consolidate and optimize our delivery capacity in key geographic areas in China, we conducted certain asset and equity acquisitions from 2014 to 2016. In 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries. In June 2018, we made a strategic investment of approximately US$168 million to acquire an approximately 15% equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. No impairment charge for the goodwill was recognized for the years ended December 31, 2022, 2023 and 2024. Furthermore, we continually review our equity method investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary” and impairment loss needs to be recognized. The primary factors that we consider include the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee and other company specific information such as recent rounds of financing. If the condition or performance of the equity investees has changed in the future, we may have to record additional impairment charges in future accounting periods. If we need to recognize significant impairment losses on equity investments, our results of operations will be materially and adversely affected.

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

As of March 31, 2025, we have not obtained land use rights certificates with respect to an aggregate gross land area of approximately 165,000 square meters of sorting hubs and property ownership certificates with respect to an aggregate gross floor area of approximately 677,000 square meters of buildings. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates. We have also used some new buildings before we finish filing of as-built inspection on such buildings. Furthermore, although it is customary for express delivery services providers to construct buildings on industrial land as their offices, delivery and sorting hubs or outlets, depending on the attitude and supervision of the government authority, we could be asked to use the building in line with the approved usage specified on certain licenses of such buildings.

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

As of March 31, 2025, for a small portion of our leased sorting hubs and offices, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property title certificates, approvals or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by PRC laws. The failure to register leasehold interests may expose us to potential fines.

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

We are engaged in commercial franchising, which refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Commercial Franchising.” Under the relevant regulations, we are required to file our cooperation arrangements with network partners with the PRC Ministry of Commerce or its local counterparts. As of March 31, 2025, we have not received any order from any governmental authorities to make such filing.

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

As of December 31, 2022, 2023 and 2024, our input value-added tax, or VAT, amounted to RMB2,296.2 million, RMB2,704.2 million and RMB3,012.3 million (US$412.7 million), respectively. Input VAT can be deducted from output VAT payable. The VAT recoverable is mainly the net difference between output and input VAT. We did not encounter any disputes with the relevant taxation authorities on the amounts of VAT recoverable during 2022, 2023 and 2024. However, we cannot guarantee the recoverability of input VAT in the future because the rules, regulations and policies governing VAT may change in the future, which may have an impact on VAT recoverable. If we fail to recover our input VAT, our financial positions would be adversely affected.

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

Risk Related to Our Corporate Structure

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

ZTO is a Cayman Islands holding company with no equity ownership in ZTO Express. We conduct our operations in China primarily through our PRC subsidiaries and ZTO Express with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with ZTO Express do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of ZTO Express which contribute to 84.4% of our revenues in 2024. Our holding company in the Cayman Islands, ZTO Express and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a group.

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

Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law, the Overseas Listing Trial Measures and the most recently amended PRC Company Law.

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

The PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, was most recently amended on December 29, 2023 and became effective on July 1, 2024. The most recently amended PRC Company Law provides certain requirements for companies established within the territory of the PRC, such as the time limit for contribution of capital, changes to corporate governance matters, among others, which also applies to foreign investment enterprises in the PRC. If we fail to meet the requirements under the amended PRC Company Law, our corporate structure and business operations will be materially and adversely affected.

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

Among other things, on August 8, 2006, the PRC Ministry of Commerce issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, which took effect on September 8, 2006 and were amended on June 22, 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands; or (iv) certain thresholds under the Provisions on Thresholds for the Declaration of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on January 22, 2024, were triggered. In addition, the Provisions on the Review of Concentrations of Undertakings promulgated by the State Administration for Market Regulation, which became effective on April 15, 2023, further stipulates the detailed rules of declaration and examination of concentration of business operators. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be declared to the PRC Ministry of Commerce before they can be completed. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If we fail to comply with the Anti-Monopoly Law and other rules and provisions related to mergers and acquisitions in PRC, we may be subject to investigations, penalties and sanctions, including fines and termination of the mergers and acquisitions. Historically, certain subsidiaries commenced merger and acquisition transactions prior to filing a declaration. It remains uncertain whether such other subsidiaries or us will be subject to investigations, penalties and sanctions by the government authorities.

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

On February 3, 2015, the State Taxation Administration of the PRC issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or STA Public Notice 7, which was most recently amended on December 29, 2017. According to STA Public Notice 7, where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. STA Public Notice 7 provides clearer criteria than STA Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. PRC taxable assets include assets attributed to an establishment or place of business in China, real properties located in China, and equity investments in PRC resident enterprises, with respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either the transferor or the transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was clearly established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to the Announcement of the State Taxation Administration on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or STA Announcement 37, which became effective on December 1, 2017 and amended on June 15, 2018, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax.

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

Some of our subsidiaries and consolidated affiliated entities are entitled to a favorable statutory enterprise income tax rate of 15% or 10% because of their qualifications as a high and new technology enterprise, or as a key software enterprise, or as enterprises within the Catalogue of Encouraged Industries in Western Regions or because of favorable local tax treatment for various terms. The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Zhongtongji Network, our wholly owned subsidiary, has enjoyed a preferential enterprise income tax rate of 15% as a high and new technology enterprise since 2017. It renewed this status for another three-year period in November 2023. We cannot assure you that Shanghai Zhongtongji Network will continue to qualify as a high and new technology enterprise when it is subject to review in the future. Should Shanghai Zhongtongji Network lose this qualification for any reason, it will no longer enjoy the 15% preferential tax rate, and its applicable enterprise income tax rate may increase to 25%. If Shanghai Zhongtongji Network does not maintain its status as a high and new technology enterprise, our financial condition and results of operation could be materially and adversely affected. In addition, in 2024, eight of the consolidated affiliated entities located in the municipalities or provinces of Sichuan, Chongqing, Guizhou and Guangxi benefitted from a 15% preferential income tax rate as qualified enterprises within the Catalogue of Encouraged Industries in Western Regions. The preferential income tax rate will expire as of December 31, 2030. Furthermore, Shanghai Zhongtongji Network was recognized as a key software enterprise status in 2023 and thus was entitled to a preferential tax rate of 10% for the fiscal year of 2022.

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

The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. For example, the low and high closing prices of our ADSs on NYSE in 2024 were US$16.08 and US$26.99, respectively. Likewise, the low and high closing prices of our Class A ordinary shares on the Hong Kong Stock Exchange in 2024 were HK$126.10 and HK$215.40, respectively.

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

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by The LMS Family Trust, with Mr. Meisong Lai as the settlor and Mr. Meisong Lai and his family members as beneficiaries, holds 206,100,000 Class B ordinary shares. Mr. Meisong Lai exercises the power to vote these shares which, due to the disparate voting powers associated with our dual-class share structure, constitutes 78.0% of the aggregate voting power of our company as of March 31, 2025. Consequently, Mr. Meisong Lai has decisive influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and/or ADSs may view as beneficial.

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

Certain provisions of the 2027 Notes could make it more difficult or more expensive for a third-party to acquire us, or may even prevent a third-party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the 2027 Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. For instance, if our ADSs cease to be listed on the New York Stock Exchange, such potential delisting from the United States exchange would constitute a fundamental change, triggering the holders’ rights to require us to repurchase their notes. In the event of a potential delisting, if our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, Singapore Exchange or London Stock Exchange, the 2027 Notes may become converible into our Class A ordinary shares, but the content and impact of any supplemental indenture we need to execute in connection with the delisting are uncertain. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third-party, these provisions could have the effect of depriving our shareholders of an opportunity to sell their securities at a premium over prevailing market prices.

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

On March 19, 2024, our board of directors approved a cash dividend of US$0.62 per ADS and ordinary share for the fiscal year 2023 to holders of ADSs and ordinary shares of record as of the close of business on April 10, 2024. On March 19, 2024, our board of directors approved a semi-annual cash dividend policy, under which, starting from 2024, we will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to no less than 40% of our distributable profit in such fiscal year, or as otherwise authorized by our board of directors. Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. In addition, the amount, timing, and whether or not we actually distribute dividends at all remains entirely at the discretion of our board of directors. Pursuant to this policy, on August 20, 2024, our board of directors approved an interim cash dividend of US$0.35 per ADS and ordinary share for the six months ended June 30, 2024 to holders of ADSs and ordinary shares of record as of the close of business on September 10, 2024. On March 18, 2025, our board of directors approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024 to holders of ADSs and ordinary shares of record as of the close of business on April 10, 2025.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2024 and we do not anticipate being or becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years.

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

We have developed an extensive and reliable delivery network in China. As of December 31, 2024, our network infrastructure consists of 95 sorting hubs with 596 automation lines, over 3,900 line-haul routes serviced by over 10,000 line-haul vehicles that we own and operate, and over 6,000 direct network partners operating over 31,000 pickup/delivery outlets and over 110,000 last-mile posts. Our network covers over 99% of cities and counties in China.

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
● Reverse Logistics
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

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network we operate. Each sorting hub collects parcels from outlets within its coverage area, sorts parcels according to their destination and dispatches them to the appropriate destination sorting hub. As of December 31, 2024, we operated 91 sorting hubs and our business partners operated 4 sorting hubs.

The sorting hubs operated by our business partners are located in remote areas in China and we work closely with independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

Of the 91 sorting hubs we operate, 72 are located on premises we own, for 7 of which we also lease additional areas, and 19 are located on leased premises. We plan to make long-term investments in land and facilities on premises we own to support the stability of our operations. From time to time, we also provide temporary warehousing services to certain key account customers to store their products close to their target demographics.

We have continually adopted new technology solutions in automation hardware and software to enhance the efficiency of our operations. For example, we adopted telescopic conveyor belts for loading and unloading trucks in 2015, as well as fully integrated dynamic-weighing machines capable of measuring the dimensions and weight of parcels simultaneously at a high speed without having to stop the flow of packages. In addition, we work with technology companies and academic institutions to customize and upgrade existing design concepts. For example, we have successfully collaborated with the Chinese Academy of Sciences in the Academy’s development of several variations of automated sorting equipment since 2015. We have also developed and continually re-engineered sophisticated software (including data-enabled algorithm, real-time analytics and recalibration) to support high-speed sorting in order to ensure fast and reliable package data capturing and dispatch, and to reduce sorting errors and costs of re-work. In particular, we utilize an image-based learning algorithm in our safety inspection of packages to recognize prohibited or illegal items during our inspection process and to reduce human error. The number and capacity of our automated sorting lines increased substantially from 8 in 2016 (all of which were for small parcels) to 596 in 2024 (259 of which were for large parcels and the remaining 337 for small parcels).

Line-haul transportation network

We connect our sorting hubs with over 3,900 line-haul routes. Our line-haul transportation network is serviced primarily by (i) our own fleet, and (ii) certain independent third-party vehicles. We control the route planning and vehicle dispatch of our entire line-haul transportation network.

As of December 31, 2024, our own fleet consisted of over 10,000 trucks, of which more than 9,400 are high capacity 15 to 17-meter-long trailer models. We also contract other independent third-party transportation companies to fulfil additional capacity needs, most of which are single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition, reliability and other criteria of the bidders to select only suitable providers.

In order to further improve our operating efficiencies as volume increases, we have systematically increased the proportion of high capacity 15 to 17-meter-long trailer models within our fleet from 39% in 2016 to 94% in 2024 to optimize unit output and reduce cost. Moreover, we have established a systematic data- and technology-driven program to improve trailer designs to reduce costs as well as enable digital tracking for real-time analytics of our vehicles. Further, we also helped develop improved vehicle parts and patented trailer designs. For example, our patented design of curved aluminum trailer is not only lighter but also more aerodynamic compared with traditional square-shaped steel containers. The higher capacity of these trailers (145m3 rather than 127m3) and their lighter weight (6,700kg/ea rather than 9,000kg/ea) contributes to the increased fuel economy of our trailers and further contributes to a reduction in transportation cost. This allows us to better manage our moving assets by assessing real-time operating conditions such as vehicle speed and estimated fuel consumption and estimating normal wear and tear in order to schedule proper maintenance intervals.

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

Pickup and delivery outlets and last-mile posts

The pickup and delivery outlets are all operated by our network partners and are not owned by us. Our network partners primarily provide pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders originating within that area. Our network partners also generally arrange the transportation between pickup/delivery outlets and our sorting hubs. As of December 31, 2024, our network had over 31,000 pickup and delivery outlets nationwide, covering over 99% of China’s cities and counties.

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

中通快递
ZTO EXPRESS
Direct Service Contract
Direct Settlement
Direct Investment / Ownership
Direct Network Partners
Direct Service Contract
Direct Settlement
Indirect Network Partners
Direct Investment / Ownership
Direct Investment / Ownership
Sorting Hubs
Sorting Hubs
Pickup and Delivery Outlets
Pickup and Delivery Outlets

As of December 31, 2024, we had over 6,000 network partners with whom we have directly entered into agreements prescribing the terms and conditions of their operations of pickup and delivery outlets under our brand. We refer to such network partners as our direct network partners. These agreements with direct network partners are generally for a term of three years and each direct network partner may elect to negotiate with us for renewal of the agreement upon expiration if it wishes to remain in our network. Our network partners pay us network transit fees for the express delivery services we provide to them. The network transit fees that we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the terms of the agreements. A direct network partner is also required to place a deposit with us as a performance guarantee. We have authorized our direct network partners to conduct their express delivery business exclusively under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

Our Zhongtian system provides the technological infrastructure for the management of our network partners. The Zhongtian system consists of our operational management system, network management system, settlement system, finance system and other integrated systems and mobile apps connecting our network partners. In particular, our Zhongtian system tracks each delivery order and calculates the network transit fees payable to us, and the last-mile delivery fees payable to our direct network partners and, where applicable, our indirect network partners. All of our direct network partners may use payment channels through our Zhongtian system to settle network transit fees, waybill fees or last-mile delivery fees with us. We require direct network partners to make prepayments from their respective Zhongtian accounts to our payment channels account through our Zhongtian system. Our direct network partners’ Zhongtian accounts reflect the prepayment balance, which will be debited upon each settlement of payment. The prepaid amount is used to settle network transit fees and waybill fees from our network partners to us and settle last-mile delivery fee from us to direct network partners.

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

We had a financing receivables balance of RMB2,247.1 million, RMB2,100.2 million and RMB2,040.1 million (US$279.5 million) as of December 31, 2022, 2023 and 2024. No material default occurred as of December 31, 2024.

Our Customers

The following chart illustrates parcel and fund flows to and from our direct and end customers.

End Customers/ Senders
e-Commerce Merchants
Non e-Commerce Senders
(Enterprises, Individuals)
ZTO
中通快递
ZTO EXPRESS
Sorting Hub
Line-haul transportation
Sorting Hub
Online Consumers
Non e-Commerce Recipients
(Enterprises, Individuals)
Recipients
Direct Customers
Enterprise Accounts
e-Commerce
Traditional Retailer
Network Partners
Fund flow
Parcel flow

Our direct customers are our direct network partners, who, along with our indirect partners, own and operate pickup and delivery outlets. We provide our direct network partners with access to our line-haul transportation and sorting network, which form the infrastructure of their and our indirect partners’ express delivery services. In addition, we also directly serve some enterprise customers, including e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms.

Together with our network partners, we mainly serve e-commerce merchants and other express service users as our end customers. A significant portion of our end customers are merchants on China’s e-commerce platforms. Our enterprise customers are typically larger, nationwide brands with customized requirements for express delivery services. For certain enterprise customers, we provide direct pickup services without going through the pickup outlets of our network partners. We are also increasingly serving the demand for returned parcels from e-commerce platforms. We collect the full amount of delivery service fees from our enterprise customers and pay a portion of these fees to the delivery outlets of our network partners for last-mile delivery services provided by them. Depending on the availability and capacity of our personnel at the relevant locations, orders from some enterprise customers may also be picked up through our network partners.

Customer Service

We believe our high-quality customer service enhances our customer loyalty and brand image. Our network partners directly interact with our end customers, and we provide ongoing training and conduct regular performance reviews to ensure they provide quality customer services.

We also operate a call center network providing real-time assistance during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our live call center representatives for further handling during business hours. Our call center network is localized with branch offices in over 31 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use a centralized call system and database. Our call system automatically directs incoming calls to the local branch near the caller’s location for localized handling. We have over 500 call center representatives who adhere to the same customer service standards nationwide and their local knowledge adds to our customer service effectiveness. We provide regular trainings to our representatives and periodically review callers’ level of satisfaction with the service they received from us. At the end of each call, each caller is asked to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2024, we owned over 200 computer software copyrights in China for various aspects of our operations, maintained over 700 trademark registrations and 200 patents inside China. As of December 31, 2024, we had registered nine domain names, including zto.cn, among others.

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

Branding and Marketing

We strive to enhance our brand awareness through the provision of high-quality services and marketing initiatives. We were named as First Batch of Pilot Units for Postal Projects under the National Transportation Power Strategy by State Post Bureau. We also awarded as one of the Top 50 Chinese Logistics Companies in 2023 and 2024, respectively, by China Federation of Logistics & Purchasing. We were also named as one of China’s Top 500 Private Enterprises (ranked 323) in 2024 by All-China Federation of industry and Commerce. We were with the awarded Shanghai Benchmark Enterprise for Brand Development, 2024 Top 100 Software and IT Service Enterprises in Shanghai and 2024 Model Case of “Deep Integration of Express Delivery and Manufacturing Industry” in Shanghai by Shanghai Municipal Commission of Economy and Informatization, Top 100 Enterprises in Shanghai 2024 (ranked 55) by Shanghai Enterprise Confederation,etc., and 2024 National Worker Pioneer by All-China Federation of Trade Unions.

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

Regulations Relating To Foreign Investment

Industry Catalogue Relating to Foreign Investment

The PRC Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Negative List for Foreign Investment Access on September 6, 2024, which became effective on November 1, 2024, and the Catalogue of Industries for Encouraging Foreign Investment (2022 Edition) on October 26, 2022, which became effective on January 1, 2023. These regulations set forth the industries in which foreign investments are encouraged, restricted, or prohibited. Industries that are not listed in any of the above three categories are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Foreign investors are not allowed to invest in industries in the prohibited category.

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

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investors”) within China. Although the PRC Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure, business operations and future capital raising activities may be affected by the PRC Foreign Investment Law, the Overseas Listing Trial Measures and the most recently amended PRC Company Law.”

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

Companies established and operating in the PRC shall be subject to the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, most recently amended on December 29, 2023 and became effective on July 1, 2024. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies, which also applies to foreign investment enterprises in the PRC. The major revisions made by the most recently amended PRC Company Law included improvement of the system for the establishment and winding-up of companies, optimization of organizational structures of companies, improvement of the capital system of companies, strengthening the responsibilities of the controlling shareholder and managerial staff, enhancing the social responsibilities of companies, among others.

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

Pursuant to (i) the Postal Law, (ii) the Administrative Measures for Courier Service Market, (iii) the Administrative Measures on Courier Service Operation Permits, which was most recently amended on November 28, 2019, and (iv) the Interim Regulations on Express Delivery, which was most recently amended on March 2, 2019, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures and regulations, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB100,000 or where the circumstances are severe, ranging from RMB100,000 to RMB200,000, and/or ordered to suspend its business operation for rectification or even cancellation of its Courier Service Operation Permit. If a permit-holder who ceases its business operation for over six months within the effective period of the Courier Service Operation Permit, it will be ordered by the postal administration departments to return the Courier Service Operation Permit, and if it refuses or fails to do so on time, the postal administration departments shall publicly announce the annulment of the Courier Service Operation Permit.

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

According to the Interim Regulations on Express Delivery, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local postal administrations in the places where they are located for record within 20 days from the date of opening their express delivery terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local postal administrations for opening their express delivery terminal outlets, such express delivery service company may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. According to the Interim Regulations on Express Delivery, the Postal Law and the Anti-Terrorism Law, if any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB100,000 to RMB500,000 or ordered to suspend business operation until cancellation of its express delivery services certificate, and the personnel directly in charge and other persons directly liable may be subject to a fine ranging up to RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legitimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation. ZTO Express and 57 of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operations or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

Under the Provisions on Administration of Road Freight Transportation and Stations (Sites), and Regulations on Road Transportation, an enterprise engaging in the business of operating road freight transportation must obtain a Road Transportation Operation Permit from the competent authority of transportation, and each vehicle used for road freight transportation must have a Road Transportation Certificate from the same authority, unless the vehicles used are ordinary freight vehicles with a total mass of 4.5 tons. Furthermore, anyone engaging in the business of operating stations (sites) shall complete filing with the competent authority of transportation no later than 15 days after the actual operation. The incorporation of a subsidiary of road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If it intends to establish a branch, it should file with the competent authority of transportation where the branch is to be established.

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

In 2024, ZTO Express and four of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and 21 of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operations or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

Regulations Relating To Commercial Franchising

Commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees to the franchisor according to the contract. We and our network partners are therefore subject to regulations on commercial franchising, including the Administrative Regulations on Commercial Franchising Operations promulgated by the State Council on February 6, 2007, which took effect on May 1, 2007, and Administrative Measures on the Record Filing of Commercial Franchises issued by the PRC Ministry of Commerce on December 12, 2011, which took effect on February 1, 2012 and were revised on December 29, 2023. Under these regulations, a franchisor must carry out a record filing with the PRC Ministry of Commerce or its local counterparts within 15 days of the first conclusion of a franchising contract and must report the status of its franchising contracts in the previous year during the first quarter of each year after the record filing. The PRC Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these regulations, the PRC Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. These regulations also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation contracts with its direct network partners. If we are deemed as a franchisor who fails to comply with the stipulations of filing with the competent commerce authority, we may be imposed a fine ranging from RMB10,000 to RMB100,000. As of December 31, 2024, we have not made any filings with local counterparts of the PRC Ministry of Commerce or received any governmental order to make such filings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be penalized if we fail to comply with regulations on commercial franchising.”

Regulations Relating To Personal Information Security And Consumer Protection

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. This law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within the PRC, for analyzing or evaluating the behaviors of natural persons located within the PRC, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. Entities processing personal information should bear responsibilities for their personal information processing activities and adopt necessary measures to safeguard the security of the personal information they process. Failure to comply with the requirements under the Personal Information Protection Law will result in correction, suspension or termination of services, confiscation of illegal income, fines, and revoking business permits or business licenses, among other things.

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

On July 6, 2021, the PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security Management for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which became effect on January 1, 2025, which provides that network data processors conducting any data processing activities that affect or may affect national security shall undergo national security review in accordance with relevant national regulations. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. The Measures on Security Assessment of Cross-border Data Transfer shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. Pursuant to such measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. Any failure to comply with such requirements may subject us to suspension of services, fines, or revoking business permits or business licenses, among other things. The Cybersecurity Review Measures required that network platform operators holding over one million users’ personal information submit to the Cybersecurity Review Office for a cybersecurity review before any public offering on a foreign stock exchange. On December 24, 2021, the CSRC issued the Draft Overseas Securities Offering and Listing Measures and the Draft Overseas Securities Offering and Listing Regulations, which had a comment period that expired on January 23, 2022. On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which stipulate that overseas offering and listing by domestic companies shall strictly abide by the laws, administrative regulations and state rules concerning national security in the areas of foreign investment, cybersecurity, and data security, and duly fulfill their obligations to protect national security. If the intended overseas offering and listing necessitates a national security review (for example, a cybersecurity review), the national security review procedures shall be completed before the application for such offering and listing is submitted to overseas regulators and foreign stock exchanges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing to the CSRC or other PRC government authorities may be required in connection with our offshore offerings and future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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

Copyright. Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law and its implementation rules and the Regulations on the Protection of Computer Software. The PRC Copyright Law was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and was most recently amended on November 11, 2020. According to the PRC Copyright Law, the state copyright authority shall be responsible for the copyright administration nationwide, while the local copyright authority at or above the country level shall be responsible for copyright administration within its own administrative area. Copyright in China shall include personal rights and economic rights, including but not limited to the right of publication, the right of modification, the right of reproduction, the right of performance, etc. An author’s right of authorship, right of modification and right of protecting the integrity of the work shall continue in perpetuity. The Implementing Regulations of the PRC Copyright Law, promulgated by the State Council and most recently amended on January 30, 2013, stipulates the detailed rules on the protection of various types of copyrights in China. The Regulations on the Protection of Computer Software, promulgated by the State Council and most recently amended on January 30, 2013, provides rules on copyrighted software. Under these regulations, the term of protection for copyrighted software is 50 years.

Patent Patents in China are principally protected under the PRC Patent Law, promulgated by the Standing Committee of the National People’s Congress and most recently amended on October 17, 2020, and its implementation rules, promulgated by the State Council and most recently amended on December 11, 2023. For the purposes of the PRC Patent Law, the protectable invention-creations refers to inventions, utility models and designs. The patent administrative department under the State Council (i.e. The National Intellectual Property Administration) is responsible for the administration of patent-related work nationwide, including examining and approving patent applications. The patent administrative departments of provinces, autonomous regions and municipalities are responsible for patent administration within their respective administrative areas. Inventions and utility models must meet three conditions: novelty, inventiveness and practical applicability. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Trademark The PRC Trademark Law, promulgated by the Standing Committee of the National People’s Congress and most recently amended on April 23, 2019, and its implementation rules, promulgated by the State Council and most recently amended on April 29, 2014 protect registered trademarks in China. The PRC Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout China. The trademark applied for registration shall have distinctive characteristics for identification, and shall not conflict with the prior legitimate rights of others. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration application for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination, the application for such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked.

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

On June 9, 2016, the State Administration of Foreign Exchange promulgated SAFE Circular 16. SAFE Circular 16 was amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19 and removed certain restrictions previously provided under several SAFE circulars, including removal of restriction on conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capitals for expenditure beyond their business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

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

Regulations Relating To PRC Mergers & Acquisitions

On August 8, 2006, the PRC Ministry of Commerce issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, which took effect on September 8, 2006 and were amended on June 22, 2009, provided that the scenarios qualify as an acquisition of a domestic enterprise by a foreign investor. These regulations requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. According to the Measures for Reporting of Information on Foreign Investment, which was issued by the PRC Ministry of Commerce and the State Administration for Market Regulation and took effect on January 1, 2020, to acquire the equity of a non-foreign-invested enterprise within the territory of China, a foreign investor shall submit the initial report through the enterprise registration system when it applies for the registration of changes to the acquired enterprise. The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be declared to the PRC Ministry of Commerce before they can be completed. According to the Provisions on Thresholds for the Declaration of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on January 22, 2024, where the concentration of business operators satisfies any of the following threshold, the business operators shall file a declaration to the anti-monopoly enforcement authority of the State Council in advance, otherwise, no concentration shall be carried out: (i) the total amount of the global turnover realized by all business operators participating in the concentration during the last fiscal year exceeds RMB12 billion with at least two business operators each achieving a turnover of more than RMB800 million within China during the last fiscal year; (ii) the total amount of the turnover within China achieved by all business operators participating in the concentration during the last fiscal year exceeds RMB4 billion with at least two business operators each achieving a turnover of more than RMB800 million within China during the last fiscal year. The Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR, which became effective on April 15, 2023, further stipulates the detailed rules of declaration and examination of concentration of business operators. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.” These regulations may be interpreted or implemented in the context of an overseas offering in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations Relating To Anti-Unfair Competition Law and Anti-Monopoly Law

In accordance with the PRC Anti-Unfair Competition Law which was promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and most recently amended on April 23, 2019, when carrying out production or business activities, business operators shall abide by the principles of voluntariness, equality, fairness, honesty and credibility, and abide by laws and recognized business ethics. Pursuant to the PRC Anti-Unfair Competition Law, business operators may not engage in improper activities to undermine their competitors, including but not limited to, causing market obfuscation, commercial bribery, misleading or false publicity, infringing upon trade secrets, improper prize-attached sale activities, defamation of goodwill and internet unfair competition. Failure to comply with such regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities. When the legitimate rights and interests of a business operator are damaged by unfair competition, it may file a lawsuit in the People’s Court. If the damage suffered by the business operator is difficult to assess, the amount of damages shall be the profit obtained by the infringer through the infringement. The infringer shall also bear all reasonable expenses paid by the infringed business operator to stop the infringement. In contrast, if a business operator violates the provisions of the PRC Anti-Unfair Competition Law, engages in unfair competition and causes damage to another business operator, it shall be liable for damages.

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

Regulations Relating To Foreign Debts

The foreign debt in PRC is regulated by various laws and regulations, including the Interim Provisions on the Management of Foreign Debts promulgated by the National Development and Reform Commission, the PRC Ministry of Commerce and the State Administration of Foreign Exchange on January 8, 2003 and amended on July 26, 2022, the Statistical Monitoring of Foreign Debts Tentative Provisions promulgated by the State Administration of Foreign Exchange on August 27, 1987 and amended on November 29, 2020 and the Administrative Measures for Registration of Foreign Debts promulgated by the State Administration of Foreign Exchange on April 28, 2013 and most recently amended on June 9, 2016, a shareholder loan in the form of foreign debt made to a PRC subsidiary shall be registered by the State Administration of Foreign Exchange or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to the Interim Provisions on the Management of Foreign Debts, the sum of the accumulated amount of medium and long-term foreign debts and the balance of short-term foreign debts borrowed by a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise. On January 5, 2023, the National Development and Reform Commission issued Administrative Measures for Review and Registration of Medium-term and Long-term Foreign Debts of Enterprises, requiring enterprises that borrowing debts with a maturity of more than one year from overseas by domestic companies and overseas companies or branches controlled by domestic companies to apply for foreign debt review and registration, to report and release relevant information, to optimize the use of foreign debts, to manage risks in an effective manner, and to cooperate with supervision and inspection. Before borrowing foreign debt, an enterprise shall obtain the Certificate of Review and Registration of Enterprise Borrowing Foreign Debt and complete the review and registration procedures. No borrowing of foreign debts shall be allowed without review and registration. Further, an enterprise shall, within ten business days after borrowing each foreign debt, report the information to the review and registration authority via the network system; and report the corresponding information about the foreign debt borrowed within ten business days after the expiration of Certificate of Review and Registration of Enterprise Borrowing Foreign Debt. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from loaning to or making additional capital contributions to our PRC subsidiaries and the consolidated affiliated entities in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Regulations Relating To Tax

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law which was most recently amended on December 29, 2018, and its implementation rules, which became effective on January 1, 2008 and was most recently amended on December 6, 2024, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, which was promulgated by the State Taxation Administration on August 21, 2006, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. The Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, which was promulgated by the State Taxation Administration on February 20, 2009, sets forth the requirements for a Hong Kong resident enterprise to enjoy the reduced withholding tax. Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which became effective on January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection.” Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by tax authorities. Accordingly, ZTO Express (Hong Kong) Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from ZTO Express, if they satisfy the conditions prescribed under the Notice of the STA on the Issues concerning the Application of the Dividend Clauses of Tax Agreements and other tax rules and regulations. However, according to these rules and regulations, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

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

Under STA Public Notice 7, issued by the State Taxation Administration on February 3, 2015, and was most recently amended on December 29, 2017, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the gain is to be regarded as effectively connected with the PRC establishment and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. According to STA Announcement 37, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the PRC for Enterprise Income Tax. There may be further laws and regulations as to the implementation details of STA Public Notice 7 and STA Announcement 37. If STA Public Notice 7 or STA Announcement 37 was determined to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the transactions might be required to spend valuable resources to comply with STA Public Notice 7 and STA Announcement 37 or to establish that the transactions should not be taxed under STA Public Notice 7 or STA Announcement 37. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Under the Circular on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategies, or Circular 58 and the Bulletin of the State Taxation Administration on Issues of Enterprise Income Tax Concerning In-depth Implementation of Western Region Development Strategy promulgated on April 6, 2012, or Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in one of the industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Afterwards, the State Taxation Administration abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under Circular 12. On April 23, 2020, the Ministry of Finance, the State Taxation Administration and the National Development and Reform Commission promulgated the Announcement on Continuation of the Enterprise Income Tax Policy for the Western Region Development, or Circular 23. According to Circular 23, from January 1, 2021 to December 31, 2030, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and primary business revenue of which accounts for more than 60% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Circular 23 came into force as from January 1, 2021 and the policy on enterprise income tax in Circular 58 shall cease to be implemented with effect from the same day.

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

Preferential tax rates are also available to enterprises in certain regions of China. According to the Circular on Preferential Enterprise Income Tax Policies for the Hainan Free Trade Port issued by the Ministry of Finance and the State Taxation Administration on June 23, 2020, enterprise income tax is reduced to 15% through December 31, 2024 for enterprises registered in Hainan Free Trade Port if their primary businesses fall within the “encouraged” category of the policy. The implementation period of the aforementioned circular is extended till December 31, 2027 by the Circular on Continuation of Implementation on Preferential Enterprise Income Tax Policies for the Hainan Free Trade Port issued by the Ministry of Finance and the State Taxation Administration on January 24, 2025. According to the Circular of Taxation on the Preferential Enterprise Income Tax Policies and Catalogue for Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City issued by the Ministry of Finance and the State Taxation Administration on March 25, 2014, enterprise income tax was reduced to 15% through December 31, 2020 for enterprises registered in Hengqin New Area of Guangdong Province, Pingtan Comprehensive Experimental Area of Fujian Province and Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City if their primary businesses fall within the “encouraged” category of the policy. According to the Circular on Extending the Preferential Enterprise Income Tax Policies for the Shenzhen Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone issued by the Ministry of Finance and the State Taxation Administration on May 27, 2021, the aforementioned tax benefit of 15% on eligible enterprises incorporated in the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen City was extended through December 31, 2025.

PRC Value-Added Tax

Pursuant to the PRC Interim Value-Added Tax Regulations promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and its implementation rules promulgated by the Ministry of Finance on December 18, 2008 and amended on October 28, 2011, subject to applicable exceptions, taxpayers selling goods, providing labor services of processing, repairs or maintenance, or selling services, intangible assets or real property in China, or importing goods to China shall pay VAT. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

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

D.           Property, Plant and Equipment

As of March 31, 2025, we had an aggregate gross floor area of approximately 12,800,000 square meters of sorting hubs that we operate, among which approximately 9,100,000 square meters were used for sorting purposes. The lease terms of the buildings we leased from third parties ranged from 1 to 16 years. We had not obtained the title certificates of land use rights from the authorities with respect to an aggregate gross land area of approximately 162,000 square meters of sorting hubs, and the title certificates with respect to 34 buildings.

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

Key Line Items and Specific Factors Affecting Our Results of Operations Revenues

Revenues

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Express delivery services	32,575,698	92.1	35,488,060	92.4	40,953,034	5,610,543	92.5
Freight forwarding services	1,212,677	3.4	906,802	2.4	885,410	121,301	2.0
Sale of accessories	1,384,674	3.9	1,876,624	4.9	2,300,392	315,152	5.2
Others	203,947	0.6	147,429	0.3	141,884	19,438	0.3
Total revenues	35,376,996	100.0	38,418,915	100.0	44,280,720	6,066,434	100.0

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 85.1%, 91.4% and 85.1% of our total express delivery services revenues in 2022, 2023 and 2024, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including both e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms. Revenues from our express delivery services to such enterprise customers accounted for 14.9%, 8.6% and 14.9% of our total express delivery services revenues in 2022, 2023 and 2024, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 24,389 million in 2022 to 30,202 million in 2023 and further to 34,010 million in 2024.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Line-haul transportation cost	12,480,170	35.3	13,591,627	35.4	13,966,446	1,913,395	31.5
Sorting hub cost	7,845,491	22.2	8,253,522	21.5	9,163,784	1,255,433	20.7
Freight forwarding cost	1,137,140	3.2	854,533	2.2	828,270	113,473	1.9
Cost of accessories sold	463,448	1.3	513,391	1.3	651,729	89,287	1.5
Other costs	4,411,472	12.4	3,543,316	9.2	5,953,399	815,612	13.4
Total cost of revenues	26,337,721	74.4	26,756,389	69.6	30,563,628	4,187,200	69.0

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by the vehicles we own, (iii) employee compensation and other benefits for drivers of the vehicles we own, (iv) air transportation cost and (v) depreciation and maintenance costs of the vehicles we own. Total line-haul transportation cost accounted for 35.3%, 35.4% and 31.5% of our revenues in 2022, 2023 and 2024, respectively. Since 2019, we increased usage of the vehicles that we own ourselves with an increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved transportation cost efficiencies.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 22.2%, 21.5% and 20.7% of our revenues 2022, 2023 and 2024, respectively.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 1.3%, 1.3% and 1.5% of our revenues in 2022, 2023 and 2024, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 33.5%, 27.4% and 28.3% in 2022, 2023 and 2024, respectively.

Other costs, which mainly include (i) information technology related cost, (ii) pickup and dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 12.4%, 9.2% and 13.4% of our revenues in 2022, 2023 and 2024, respectively.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 5.9% 6.3% and 6.1% of our revenues in 2022, 2023 and 2024, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB179.0 million, RMB255.0 million and RMB318.7 million (US$43.7 million) in 2022, 2023 and 2024, respectively, which accounted for 0.5%, 0.7% and 0.7% of our revenues in the corresponding periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentages)
Revenues	35,376,996	100.0	38,418,915	100.0	44,280,720	6,066,434	100.0
Cost of revenues	(26,337,721)	(74.4)	(26,756,389)	(69.6)	(30,563,628)	(4,187,200)	(69.0)
Gross profit	9,039,275	25.6	11,662,526	30.4	13,717,092	1,879,234	31.0
Operating income (expenses)(1)
Selling, general and administrative	(2,077,372)	(5.9)	(2,425,253)	(6.3)	(2,690,017)	(368,531)	(6.1)
Other operating income, net	774,578	2.2	770,651	2.0	749,784	102,720	1.7
Total operating expenses	(1,302,794)	(3.7)	(1,654,602)	(4.3)	(1,940,233)	(265,811)	(4.4)
Income from operations	7,736,481	21.9	10,007,924	26.1	11,776,859	1,613,423	26.6
Other income (expenses)
Interest income	503,722	1.4	706,765	1.9	993,535	136,114	2.2
Interest expense	(190,521)	(0.5)	(289,533)	(0.8)	(337,919)	(46,295)	(0.8)
Gain from fair value changes of financial instruments	46,246	0.1	164,517	0.4	202,886	27,795	0.5
Gain/(loss) on disposal of equity investees and subsidiary	69,598	0.2	5,485	0.0	(10,518)	(1,441)	0.0
Impairment of investment in equity investees	(26,328)	(0.1)	—	—	(931,367)	(127,597)	(2.1)
Foreign currency exchange gain/(loss), before tax	147,254	0.4	93,543	0.2	(17,930)	(2,456)	0.0
Income before income tax, and share of loss in equity method investments	8,286,452	23.4	10,688,701	27.8	11,675,546	1,599,543	26.4
Income tax expense	(1,633,330)	(4.6)	(1,938,600)	(5.0)	(2,845,361)	(389,813)	(6.4)
Share of gain in equity method investments	5,844	0.0	4,356	0.0	57,410	7,865	0.1
Net Income	6,658,966	18.8	8,754,457	22.8	8,887,595	1,217,595	20.1
Net loss/(income) attributable to noncontrolling interests	150,090	0.4	(5,453)	0.0	(70,760)	(9,694)	(0.2)
Net income attributable to ZTO Express (Cayman) Inc.	6,809,056	19.2	8,749,004	22.8	8,816,835	1,207,901	19.9
(1)

Our operating income (expenses) in 2022, 2023 and 2024 includes RMB179.0 million, RMB255.0 and RMB318.7 million (US$43.7 million), respectively, of share-based compensation expenses, accounting for 0.5%, 0.7% and 0.7% of our total revenues in the same periods, respectively.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 15.3% to RMB44.3 billion (US$6.1 billion) in 2024 from RMB38.4 billion in 2023. Revenue from the core express delivery business increased by 15.7% driven by a 12.6% growth in parcel volume and a 2.7% increase in unit price. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, increased by 100.7% as the proportion of higher-valued parcels such as returned parcels from e-commerce platforms continued to increase. Revenue from freight forwarding services decreased by 2.4% compared to 2023, mainly due to declining cross border e-commerce pricing. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills’ printing, increased by 22.6% in line with parcel volume growth.

Cost of Revenues

Our total cost of revenues increased by 14.2% to RMB30.6 billion (US$4.2 billion) in 2024 from RMB26.8 billion in 2023. This increase primarily resulted from increases in line-haul transportation cost by 2.8% to RMB14.0 billion (US$1.9 billion), sorting hub operating cost by 11.0% to RMB9.2 billion (US$1.3 billion), cost of accessories sold by 26.9% to RMB615.7 million (US$89.3 million), and other costs by 68.0% to RMB5,953.4 million (US$0.8 billion).

Line-haul transportation cost. Our line-haul transportation cost was RMB14.0 billion (US$1.9 billion) in 2024, an increase of 2.8% from RMB13.6 billion in 2023. The line-haul transportation cost per parcel decreased by 8.9% or 4 cents to RMB0.41, mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub cost. Our sorting hub cost increased by 11.0% to RMB9.2 billion (US$1.3 billion) in 2024 from RMB8.3 billion in 2023. The increase was mainly due to (i)RMB542.6 million (US$74.3 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement and (ii) RMB288.3 million (US$39.5 million) increase in depreciation and amortization costs associated with automated equipment and facility upgrades to further improve the transit efficiency.

Cost of accessories sold. Our cost of accessories sold increased by 26.9% to RMB651.7 million (US$89.3 million) in 2024 from RMB513.4 million in 2023.

Other costs. Other costs increased by 68.0% to RMB5,953.4 million (US$815.6 million) in 2024 from RMB3,543.3 million in 2023, primarily due to (i) RMB2,452.0 million (US$335.9 million) increase in costs for serving higher-valued enterprise customers.

Gross Profit

Our gross profit increased by 17.6% to RMB13.7 billion (US$1.9 billion) in 2024 from RMB11.7 billion in 2023, primarily attributable to 12.6% parcel volume growth and 4.4% parcel unit profit increase. The unit profit increased because of the proportion of higher-valued parcels such as returned parcels from e-commerce platforms continued to increase. As a result, our gross profit margin increased to 31.0% in 2024 from 30.4% in 2023.

Operating Expenses

Our total operating expenses increased by 17.3% to RMB1,940.2 million (US$265.8 million) in 2024 from RMB1,654.6 million in 2023.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 10.9% to RMB2,690.0 million (US$368.5 million) in 2024 from RMB2,425.3 million in 2023. The increase was primarily due to (i) RMB72.4 million (US$9.9 million) increase in headquarter facility expenses, (ii) RMB47.6 million (US$6.5 million) increase in depreciation and amortization costs associated with administrative equipment and facilities, and (iii) RMB47.6 million (US$6.5 million) increase in compensation and benefit expenses.

Other operating income, net. We had a net other operating income of RMB749.8 million (US$102.7 million) in 2024, compared with RMB770.7 million in 2023. Other operating income mainly consisted of (i) RMB488.9 million (US$67.0 million) of government subsidies and tax rebates, (ii) RMB171.3 million (US$23.5 million) of rental and other income, and (iii) RMB111.5 million (US$15.3 million) of ADR fee rebate.

Other Income and Expenses

Interest income. Interest income increased to RMB993.5 million (US$136.1 million) in 2024 from RMB706.8 million in 2023, primarily due to the increased average daily balance of cash and interest-earning bank deposits.

Interest expense. Our interest expense increased to RMB337.9 million (US$46.3 million) in 2024 from RMB289.5 million in 2023, primarily due to increased short-term bank borrowings during 2024.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments was RMB202.9 million (US$27.8 million) in 2024, compared with a gain of RMB164.5 million in 2023. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of investment in equity investees. Impairment of investment in equity investees was RMB931.4 million (US$127.6 million), included the provision for impairment of (i) RMB479.9 million (US$65.8 million) related to a tender offer initiated by Alibaba Group Holding Limited to purchase all the outstanding shares of Cainiao Smart Logistics Network Limited where we had a minority interest, as the offer price was below the carrying amount, and (ii) RMB451.5 million (US$61.8 million) of our investment in Zhejiang Yizhan Network Technology Co., Ltd. a subsidiary of Cainiao Smart Logistics Network Ltd.

Foreign currency exchange gain (loss). We had a foreign currency exchange loss of RMB17.9 million (US$2.5 million), compared to a gain of RMB93.5 million in 2023, mainly due to the fluctuation of the foreign currency-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense was RMB2,845.4 million (US$389.8 million) in 2024, representing an increase of 46.8% from RMB1,938.6 million in 2023. Our effective tax rate in 2024 was 24.4%, compared to 18.1% in 2023. The increase was mainly due to (i) the accrual of RMB 518.3 million (US$ 71.0 million) in withholding tax on dividend payable to ZTO Express (Hong Kong) Limited, and (ii) an income tax refund of RMB207.1 million received in the third quarter of 2023 by Shanghai Zhongtongji Network Technology Co., Ltd., our wholly-owned subsidiary, for being recognized as a “Key Software Enterprise” that was qualified for a preferential tax rate of 10% for tax year 2022.

Net Income

Our net income increased to RMB8,887.6 million (US$1,217.6 million) in 2024 from RMB8,754.5 million in 2023 primarily as a result of the foregoing.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 19, 2024.

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

We had a financing receivables balance of RMB2,100.2 million and RMB2,040.1million (US$279.5 million) as of December 31, 2023 and 2024. No material default occurred in 2022, 2023 and 2024. RMB150.0 million and RMB187.0 million (US$25.6 million) of allowance of credit losses relating to financing receivables were recorded as of December 31, 2023 and 2024, respectively. The expected credit loss recognized for financing receivables was RMB35.5 million, RMB50.9 million and RMB36.9 million (US$5.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

The table below sets forth the maturity profiles of our financing receivables before provision of credit losses as of December 31, 2024.

		Within	One to	Two to	Over three
	December 31, 2024	one year	two years	three years	years
Total Balance (RMB in thousands)	2,227,044	1,292,025	506,419	385,990	42,610
Percentage of Total Balance	100.0	58.0	22.7	17.3	1.9

Recently Issued Accounting Pronouncement

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(z) “Recently issued accounting pronouncement” to our audited consolidated financial statements included elsewhere in this annual report.

B.           Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	11,479,308	13,360,967	11,429,436	1,565,826
Net cash used in investing activities	(16,041,890)	(12,252,751)	(5,980,724)	(819,356)
Net cash (used in)/provided by financing activities	7,058,202	(769,836)	(4,995,180)	(684,337)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	338,106	109,843	26,105	3,577
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,833,726	448,223	479,637	65,710
Cash, cash equivalents and restricted cash at beginning of year	9,769,361	12,603,087	13,051,310	1,788,022
Cash, cash equivalents and restricted cash at end of year	12,603,087	13,051,310	13,530,947	1,853,732

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities in the past three years.

●	In September 2020, we raised approximately HK$11.1 billion (US$1.4 billion) from the public offering of Class A ordinary shares in connection with our secondary listing in Hong Kong, after deducting underwriting commissions and the offering expenses payable by us.
●	In September 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may require us to repurchase for cash all or part of 2027 Notes on September 2, 2025, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$36.48 per ADS and is subject to adjustment under the terms of the capped call transactions.

As of December 31, 2022, 2023 and 2024, our cash and cash equivalents, restricted cash and short-term investments were RMB18.3 billion, RMB20.5 billion, and RMB22.4 billion (US$3.1 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products within one year. As of December 31, 2024, approximately 92.9% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 84.1% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

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

Although we consolidate the results of the consolidated affiliated entities, we only have access to the assets or earnings of the consolidated affiliated entities through our contractual arrangements with ZTO Express. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on our liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries and the consolidated affiliated entities in China to our offshore subsidiaries. Shanghai Zhongtongji Network distributed a dividend to ZTO Express (Hong Kong) Limited for 2024 and we recorded a deferred tax liability of RMB512.0 million for the year ended December 31, 2024.

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

Operating Activities

Net cash provided by operating activities in 2024 was RMB11.4 billion (US$1.6 billion), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB43.0 billion (US$5.9 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB21.1 billion (US$2.9 billion); (ii) RMB8.7 billion (US$1.2 billion) paid for labor related costs, including salaries, social insurances and other benefits; (iii) cash outflow of income tax of RMB2.4 billion (US$328.4 million); (iv) cash inflow of interest income of RMB542.9 million (US$74.4 million); (v) cash inflow of subsidy of RMB491.0 million (US$67.3 million); and (vi) cash outflow of RMB454.3 million (US$62.2 million) as other administrative costs.

Net cash provided by operating activities in 2023 was RMB13.4 billion, which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB38.8 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB15.8 billion; (ii) RMB8.8 billion paid for labor related costs, including salaries, social insurances and other benefits; (iii) cash outflow of income tax of RMB1.7 billion; (iv) cash inflow of interest income of RMB899.5 million; (v) cash inflow of subsidy of RMB674.4 million; and (vi) cash outflow of RMB594.0 million as other administrative costs.

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

Investing Activities

Net cash used in investing activities in 2024 was RMB6.0 billion (US$0.8 billion), primarily due to (i) purchase of short-term investment products of RMB13.7 billion (US$1.9 billion), while maturity of short-term investment products amounted to RMB15.7 billion (US$2.2 billion); (ii) purchase of long-term investment products of RMB3.9 billion (US$536.9 million), while maturity of long-term investment products amounted to RMB836.1 million (US$114.6 million); (iii) purchase of property and equipment of RMB5.2 billion (US$713.5 million), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iv) cash received from disposal of investment in equity investees of RMB719.8 million (US$98.6 million); and (v) purchase of land use rights in an amount of RMB694.0 million (US$95.1 million).

Net cash used in investing activities in 2023 was RMB12.3 billion, primarily due to (i) purchase of short-term investment products of RMB11.3 billion, while maturity of short-term investment products amounted to RMB9.8 billion; (ii) purchase of long-term investment products of RMB10.1 billion, while maturity of long-term investment products amounted to RMB5,240.7 million; (iii) purchase of property and equipment of RMB6.5 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iv) cash received from disposal of investment in equity investees and subsidiaries and others of RMB476.9 million; and (v) purchase of land use rights in an amount of RMB140.9 million.

Net cash used in investing activities in 2022 was RMB16.0 billion, primarily due to (i) purchase of short-term investment products of RMB9.6 billion, while maturity of short-term investment products amounted to RMB6.7 billion; (ii) purchase of property and equipment of RMB7.1 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iii) purchase of long-term investment products of RMB6.4 billion, while maturity of long-term investment products amounted to RMB284 million; (iv) purchase of land use rights in an amount of RMB345.0 million; and (v) cash received from disposal of investment in equity investees and subsidiaries of RMB330.8 million, while payment for investments in equity investees amounted to RMB94.4 million.

Financing Activities

Net cash used in financing activities in 2024 was RMB5.0 billion (US$684.3 million), which was mainly attributable to the following factors: (i) payment of dividends of RMB5.6 billion (US$767.9 million); and (ii) proceeds from short-term borrowings in an amount of RMB19.7 billion (US$2.7 billion), partially offset by the repayment of short-term borrowings of RMB18.0 billion (US$2.5 billion); and (iii) share repurchase of RMB1,157.5 million (US$158.6 million).

Net cash used in financing activities in 2023 was RMB769.8 million, which was mainly attributable to the following factors: (i) payment of dividends of RMB2.1 billion; and (ii) proceeds from short-term borrowings in an amount of RMB12.3 billion, partially offset by the repayment of short-term borrowings of RMB9.9 billion; and (iii) share repurchase of RMB1,006.5 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, capital commitments, operating lease commitments, investment commitments, short-term debt obligations, convertible senior notes obligations and dividend payment.

In connection with the purchases of property and equipment, purchases of land use rights, the expansion of our truck fleet and the upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB7.4 billion, RMB6.7 billion and RMB5.9 billion (US$808.6 million) in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2024 amounted to RMB5.2 billion (US$706.8 million). All of these capital commitments will be fulfilled based on the construction progress.

Our operating lease commitments consist of the commitments under the lease agreements for our office space, sorting hubs and warehouse facilities. We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through October 2037. As of December 31, 2024, we also had operating lease liabilities amounting to RMB602.0 million (US$82.5 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Our investment commitments primarily consist of our commitment to make capital contributions to certain equity investees. We were obligated to pay RMB20.2 million (US$2.8 million) for certain investment in equity investees as of December 31, 2024 with payment due within three years.

As of December 31, 2024, we had outstanding principal amount of short-term bank borrowings of RMB9.5 billion (US$1.3 billion), among which RMB5.9 billion (US$809.9 million) were unsecured and unguaranteed. In 2024, we entered into bank loan contracts and discounted notes arrangements with several banks with an aggregate amount of RMB17.7 billion (US$2.4 billion). The weighted average interest rate of borrowings drawn was 1.2% in 2024.

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

On August 20, 2024, our board of directors approved an interim cash dividend of US$0.35 per ADS and ordinary share for the six months ended June 30, 2024 to holders of ADSs and ordinary shares of record as of the close of business on September 10, 2024.

On March 18, 2025, our board of directors approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024 to holders of ADSs and ordinary shares of record as of the close of business on April 10, 2025.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

E.          Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Critical Accounting Estimates.”

F.          Safe Harbor

See “Forward-Looking Statements” on page 4 of this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	54	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jilei Wang	59	Director and Vice President of Infrastructure Management
Hongqun Hu	56	Director and Chief Operating Officer
Xudong Chen*	41	Director
Xing Liu	54	Director
Frank Zhen Wei	53	Director
Qin Charles Huang	55	Director
Herman Yu	54	Director
Tsun-Ming (Daniel) Kao	59	Director
Fang Xie	60	Director
Jingxi Zhu	44	President
Huiping Yan	58	Chief Financial Officer
Jianchang Lai	54	Vice President of Overseas Operations
Jianfeng Zhang	42	Vice President of Public Relations
*	Pursuant to the investment agreement we entered into with Alibaba and Cainiao Network, Mr. Xudong Chen was appointed as our director.

Mr. Meisong Lai is our founder and has served as chairman of our board of directors since May 2013 and chief executive officer since our inception. Mr. Lai is the deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China’s express delivery industry and has been deeply involved in the industry for over 20 years. Mr. Lai studied at the “Lakeside University” and Tsinghua University PBC School of Finance. Mr. Meisong Lai is a brother-in-law to Mr. Jianchang Lai.

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

Mr. Zhen Wei, also known as Mr. Frank Zhen Wei, has been our director since August 2015. Mr. Wei worked at Warburg Pincus during 2002 to 2024. He was a managing director since 2010, and led the firm’s private equity business in China during 2016 to 2023. Mr. Wei worked as an investment banking analyst of Morgan Stanley in Hong Kong from 1997 to 1999 and as a business analyst at McKinsey & Company in Shanghai from 1995 to 1997. Mr. Wei was a director of Hwabao WP Fund Management Co., Ltd. from January 2019 to July 2022, a non-executive director of AAG Energy Holdings Limited (HKEX: 2686) from January 2015 to August 2018 and a non-executive director of CAR Inc. (HKEX: 699) from January 2016 to October 2019. Mr. Wei received a master’s degree in business administration from Harvard Business School in June 2002 and a bachelor’s degree in science from the University of Texas at Austin in May 1995.

Mr. Qin Charles Huang has been as our director since October 2016. Mr. Huang is the chairman and chief executive officer of CEG (Asia) Limited (also known as China Education Group), an education services provider for students, executives and professionals in Greater China and has been a director since its inception in 1999. Mr. Huang has served on the board of directors of Sohu.com Inc. (NASDAQ: SOHU) since 2001. Mr. Huang previously held positions at Deutsche Bank, New York and Hong Kong, including as head of Asian securitization, and also served as senior vice president of Prudential Securities Inc., New York. He received a Master of Science degree in electrical engineering and computer science from the Massachusetts Institute of Technology in September 1990. Mr. Huang is also a Chartered Financial Analyst.

Mr. Herman Yu has been our director since October 2016. Mr. Yu advises and invests in high tech companies in the AI, internet, Web3, fintech and green energy sectors. Previously, Mr. Yu worked at Baidu, Inc. (NASDAQ: BIDU, HKEX: 9888), an AI and internet company, serving as its chief strategy officer from August 2021 to March 2023 and as its chief financial officer from September 2017 to November 2021. Prior to joining Baidu, Mr. Yu served as the chief financial officer of Weibo Corporation (NASDAQ: WB, HKEX: 9898), a social media company, from 2015 to 2017, and as the chief financial officer of SINA Corporation, an internet portal, from 2006 to 2015. Mr. Yu is a California certified public accountant and holds a B.A. in economics from the University of California, Santa Cruz and a Master of Accounting from the University of Southern California.

Mr. Tsun-Ming Kao, also known as Mr. Tsun-Ming (Daniel) Kao has been our director since October 2017. Mr. Kao has long-standing industry experience in leading e-commerce and internet companies in the U.S. and China. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) since April 2019 to July 2021. Prior to that, Mr. Kao served as the chief technology officer at Shanghai Noah Information Technology Co., Ltd. (an affiliate of Noah Holdings Limited (NYSE: NOAH; HKEX: 6686)) from January 2018 to April 2019. Mr. Kao served as the chief technology officer at Vipshop (NYSE: VIPS) from June 2012 to October 2016. Before joining Vipshop, Mr. Kao was an employee of eBay Inc. (NASDAQ: EBAY) (“eBay”) and was assigned to work at eBay e-Commerce Technology Operations (Shanghai) Co., Ltd. as general manager and board director of China Operations Center from January 2010 to April 2012. Earlier in his career, he worked at eBay as a principal software engineer and software development manager for seven years. Mr. Kao received a bachelor’s degree in computer science from Iowa State University in August 1995.

Ms. Fang Xie, also known as Ms. Heather Xie, has been our director since November 2021. Ms. Xie has been a director and portfolio investment manager at Seres Capital since May 2021. Ms. Xie provided management consulting and leadership coaching services to startup companies and investment management companies from July 2018. Ms. Xie joined Prologis in March 2008, which later span off its China and Japan businesses and formed Global Logistic Properties (“GLP”). Ms. Xie took GLP public in Singapore Stock Exchange and served as Chief Financial Officer of GLP from May 2010 to January 2018. Prior to GLP, Ms. Xie worked in General Electric Companies in the US and Asia from 1994 with increasing responsibilities, including as head of Treasury of GE Asia Pacific, Controller of GE Asia Pacific, Chief Financial Officer of GE infrastructure Asia and GE Toshiba Silicones China. Ms. Xie received a master’s degree in economics from Cornell University in 1994 and a bachelor and a master degree in industrial economy from Renmin University of China in 1986 and 1989, respectively.

Mr. Jingxi Zhu has served as our president since May 2024 and has been our head of information technology since July 2003. He served as a vice president of information technology from September 2016 to May 2024. From January 2014 to September 2016, Mr. Zhu was also our director. Mr. Zhu received an EMBA from Renmin University of China in 2021.

Ms. Huiping Yan has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network, the logistics arm of Alibaba (NYSE: BABA, HKEX: 9988), and over four years at Home Inns, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at GE in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan has served as an independent non-executive director of WeRide Inc. (Nasdaq: WRD), an autonomous driving technology company since October 2024. Ms. Yan studied at Shanghai International Studies University, where she majored in English literature and linguistics, and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant (AICPA) with a CGMA designation.

Mr. Jianchang Lai has been our vice president of overseas operations since September 2016. Mr. Lai was our director from January 2014 to September 2016 and our head of network partner management since our inception to September 2016. Mr. Jianchang Lai is a brother-in-law to Mr. Meisong Lai.

Mr. Jianfeng Zhang has served as our vice president of public relations since February 2016. Mr. Zhang served as assistant director of the News & Information Center of Xinhua News Agency Shanghai Bureau from June 2012 to February 2016 and deputy director of the Image Center of Xinhua News Agency Shanghai Bureau from August 2010 to February 2016. Mr. Zhang received a master’s degree in business administration from Arizona State University in December 2017, a master’s degree in arts from Renmin University in China in June 2012 and a bachelor’s degree in law from Shanghai International Studies University in July 2006.

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately RMB52.8 million (US$7.2 million) in cash to our executive officers and directors. For share incentive grants to our officers and directors, see “—2016 Share Incentive Plan,” “—2024 Share Incentive Plan” and “—Employee Shareholding Platform.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In August 2024, our board of directors terminated the 2016 Plan.

As of March 31, 2025, restricted share units representing a total of 5,592,500 Class A ordinary shares have been granted under the 2016 Plan, excluding awards that were forfeited or cancelled after their grant dates.

The following table summarizes, as of March 31, 2025, the restricted share units we granted to our directors and executive officers under our 2016 Plan, excluding awards that were forfeited or cancelled after their grant dates. Other individuals as a group were granted restricted share units representing a total of 1,943,531 Class A ordinary shares as of March 31, 2025.

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

As of March 31, 2025, options representing a total of 916,200 Class A ordinary shares were granted under the 2024 Plan, and restricted share units representing a total of 454,997 Class A ordinary shares were granted under the 2024 Plan.

The following table summarizes, as of March 31, 2025, the options we granted to our directors and executive officers under our 2024 Plan. Other individuals as a group were granted options representing a total of 352,200 Class A ordinary shares under the 2024 Plan.

	Ordinary
	Shares
	Underlying	Exercise		Date
	Awards	price		of
Name	Awarded	(US$/Share)	Date of Grant	Expiration
Meisong Lai	*	21.88	March 22, 2024	March 22, 2034
Jilei Wang	*	21.88	March 22, 2024	March 22, 2034
Hongqun Hu	*	21.88	March 22, 2024	March 22, 2034
Jingxi Zhu	*	21.88	March 22, 2024	March 22, 2034
Huiping Yan	*	21.88	March 22, 2024	March 22, 2034
Jianchang Lai	*	21.88	March 22, 2024	March 22, 2034
Jianfeng Zhang	*	21.88	March 22, 2024	March 22, 2034
Total	564,000

*Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2025, the restricted share units we granted to our directors and executive officers under our 2024 Plan. Other individuals as a group were granted restricted share units representing a total of 188,418 Class A ordinary shares under the 2024 Plan.

Ordinary
Shares
Underlying
Awards
Name	Awarded	Date of Grant
Meisong Lai	*	March 21, 2025
Jilei Wang	*	March 21, 2025
Hongqun Hu	*	March 21, 2025
Jingxi Zhu	*	March 21, 2025
Huiping Yan	*	March 21, 2025
Jianchang Lai	*	March 21, 2025
Jianfeng Zhang	*	March 21, 2025
Total	266,579

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

As of March 31, 2025, we have awarded certain rights associated with 12,485,784 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2025, the number of our ordinary shares held by ZTO ES over which our directors and officers had been awarded such rights.

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

As of March 31, 2025, other employees as a group were granted the same rights associated with 10,692,933 Class A ordinary shares held by ZTO ES through our employee shareholding platform.

On March 21, 2025, we agreed to award rights associated with 1,027,712 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These rights vested immediately upon grant.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Frank Zhen Wei, Qin Charles Huang, Tsun-Ming (Daniel) Kao. and Fang Xie Mr. Wei is the chairman of our nominating and corporate governance committee. We have determined that Frank Zhen Wei, Qin Charles Huang, Tsun-Ming (Daniel) Kao and Fang Xie each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

D.           Employees

As of December 31, 2022, 2023 and 2024, we had a total of 24,888, 23,554 and 24,477 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2024 by function:

Functional Area	Number of Employees	% of Total
Sorting	7,525	30.8
Transportation	3,475	14.2
Management and Administration	4,827	19.7
Operation Support & Customer Service	7,154	29.2
Technology and Engineering	1,084	4.4
Sales and Marketing	412	1.7
Total	24,477	100.0

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

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

We had 598,368,490 Class A ordinary shares, and 206,100,000 Class B ordinary shares, issued and outstanding as of March 31, 2025. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Class A	Class B		Percentage of	Percentage of
	ordinary	ordinary	Total ordinary	total ordinary	aggregate
	shares	shares	shares	shares	voting power†
Directors and Executive Officers:**
Meisong Lai(1)	5,900,646	206,100,000	212,000,646	26.4	78.0
Jilei Wang(2)	42,230,533	—	42,230,533	5.2	1.6
Hongqun Hu	*	—	*	*	*
Xudong Chen	—	—	—	—	—
Xing Liu	*	—	*	*	*
Frank Zhen Wei	—	—	—	—	—
Qin Charles Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Tsun-Ming (Daniel) Kao	*	—	*	*	*
Fang Xie	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Huiping Yan	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	53,266,082	206,100,000	259,366,082	32.2	79.7
Principal Shareholders:
Zto Lms Holding Limited (3)	4,608,920	206,100,000	210,708,920	26.2	78.0
Alibaba Group Holding Limited (4)	71,941,287	—	71,941,287	8.9	2.7
Jianfa Lai and Zto Ljf Holding Limited (5)	63,252,639	—	63,252,639	7.9	2.4
Zto Wjl Holding Limited (6)	42,088,065	—	42,088,065	5.2	1.6
†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of our Class A ordinary shares and Class B ordinary shares as a single class. We did not include 7,788,555 Class A ordinary shares held by ZTO ES for the purpose of our employee shareholding platform and 1,801,637 Class A ordinary shares held by the trustee in connection with the trust for the 2024 Plan in the calculation of voting power. Notwithstanding the above, such shares held by ZTO ES and the trustee were included in the column for calculation of beneficial ownership as a percentage of our total ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

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

(1)

Represents (i) 206,100,000 Class B ordinary shares directly held by Zto Lms Holding Limited, (ii) 964,765 Class A ordinary shares held by ZTO ES, (iii) 4,608,920 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 2,932,166 of which were vested from restricted share units held by Mr. Meisong Lai, (iv) 148,500 Class A ordinary shares that Mr. Meisong Lai may purchase upon exercise of options within 60 days as of March 31, 2025, and (v) 178,461 vested restricted share units. Mr. Meisong Lai has the power to direct the disposition of those 964,765 Class A ordinary shares held by ZTO ES. Zto Lms Holding Limited is a British Virgin islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong Lai is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 40,835,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 1,253,065 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited, among which 974,236 are restricted ADSs, (iii) 120,000 Class A ordinary shares held by ZTO ES, and 6,930 Class A ordinary shares that Mr. Jilei Wang may purchase upon exercise of options within 60 days as of March 31, 2025, and (v) 15,538 vested restricted share units. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. Mr. Jilei Wang has the power to direct the disposition of those 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei Wang is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei Wang and his family members. The registered address of Zto Wjl Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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

(5)

Represents (i) 39,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, (ii) 6,000,000 ADSs registered in the name of Citibank, N.A., Singapore, the underlying Class A ordinary shares of which were pledged by Zto Ljf Holding Limited to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 10,000,000 ADSs held by Zto Ljf Holding Limited, the underlying shares of which were pledged to Citibank, N.A., as counterparty under the share forward transaction pursuant to a series of agreements (and as may be further amended and supplemented from time to time, the “Forward Contract”), to secure Zto Ljf Holding Limited’s obligations under the Forward Contract, (iv) 8,219,041 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited, and (v) 33,598 Class A ordinary shares held by ZTO ES. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai has the power to direct the disposition of those 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. The registered address of Zto Ljf Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)

Represents (i) 40,835,000 Class A ordinary shares held by Zto Wjl Holding Limited, and (ii) 1,253,065 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited, among which 974,236 are restricted ADSs.

To our knowledge, as of March 31, 2025, 124,609,975 (15.5%) of our ordinary shares in the form of ADSs were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2016 Share Incentive Plan.”

Employee Shareholding Platform

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employee Shareholding Platform.”

Other Transactions with Related Parties

Shanghai Mingyu. Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred approximately RMB237.3 million, RMB330.2 million and RMB360.3 million (US$49.4 million) for purchases of supplies from this company in 2022, 2023 and 2024, respectively. As of December 31, 2024, we had approximately RMB37.3 million (US$5.1 million) due to this company.

ZTO LTL. In November 2016, we invested RMB54.0 million in ZTO Supply Chain Management Co., Ltd., or ZTO LTL, for 18% equity interest. ZTO LTL is engaged in provision of less-than-truckload transportation services in China. ZTO LTL is our investee. In 2017, 2018 and 2020, we increased our investment in ZTO LTL by RMB256.4 million in aggregate. In December 2021, we invested US$52,102 (approximate to RMB331,807) in cash to maintain our equity interest in ZTO LTL at 17.3%. We incurred approximately RMB459.0 million, RMB862.9 million and RMB745.2 million (US$102.1 million) of transportation service fees to ZTO LTL and derived approximately RMB45.9 million, RMB45.9 million and RMB45.3 million (US$6.2 million) of property leasing income from ZTO LTL in 2022, 2023 and 2024, respectively. In September 2022, we sold 100% of our equity interests in a wholly owned subsidiary of ours, Jinhua Zhongrui Freight Forwarding Co., Ltd, to ZTO LTL at a cash consideration of RMB291.4 million. We recognized gain of RMB60.5 million on the disposal of Jinhua Zhongrui Freight Forwarding Co., Ltd. We provided some factoring loans to ZTO LTL and subsidiaries in 2022, 2023 and 2024. The balance of the loans was RMB110.0 million and RMB66.9 million and RMB30.4 million (US$4.2 million) as of December 31, 2022, 2023 and 2024, respectively. All of the loans were within three-month and had an annualized interest rate ranging from 6.3% to 7.0%. As of December 31, 2024, we had amount due from ZTO LTL of RMB32.1 million (US$4.4 million) and RMB118.9 million (US$16.3 million) due to ZTO LTL.

Zhongkuai Future City. Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, or Zhongkuai Future City, is controlled by our chairman and chief executive officer. In 2020, we provided a three-year loan with a principal amount of RMB500.0 million with a 7.2% annualized interest rate to Zhongkuai Future City. On December 1, 2023, our company (through an indirect wholly-owned subsidiary), Zhongkuai Future City, and Mr. Jilei Wang entered into a loan extension agreement, pursuant to which we agreed to continue to provide Zhongkuai Future City with the loan in the principal amount of RMB500.0 million for a term of 36 months with an interest rate of 5% per annum, with Mr. Jilei Wang as guarantor. We generated RMB33.0 million and RMB23.4 million (US$3.2 million) of interest income from Zhongkuai Future City in 2023 and 2024, respectively. On November 29, 2024, ZTO Express entered into a property purchase agreement with Zhongkuai Future City, pursuant to which ZTO Express agreed to purchase, and Zhongkuai Future City agreed to sell, the properties with a total construction floor area of 22,465.17 square meters at the aggregate consideration of RMB179.7 milliion (US$24.6 million). ZTO Express paid RMB53.8 million (US$7.4 million) in December 2024 and the remaining 125.9 million (US$17.3 million) in January 2025 to Zhongkuai Future City. As of December 31, 2023 and 2024, we had amounts due from Zhongkuai Future City of RMB502.1 million and RMB475.5 million (US$65.1 million), respectively.

ZTO Yun Leng. In 2021, we invested RMB80.0 million in ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd., or ZTO Yunleng, for 18% equity interests in it. In December 2021, we sold our 100% equity interests in Zhejiang Xinglian Air Cargo Co., Ltd. to Zhongtong Yunleng at a cash consideration of RMB177.3 million. We incurred approximately RMB56.3 million, RMB119.0 million and RMB141.8 million (US$19.4 million) of transportation service fees to ZTO Yun Leng in 2022, 2023 and 2024, respectively. As of December 31, 2024, we had approximately RMB16.7 million (US$2.3 million) of accounts due to ZTO Yun Leng and RMB1.2million (US$0.2 million) due from ZTO Yun Leng.

ZTO Cloud Warehouse. ZTO Cloud Warehouse Technology Co., Ltd., or ZTO Cloud Warehouse, was held as to approximately 16.36% by us as of December 31, 2024. ZTO Cloud Warehouse are primarily engaged in the provision of one-stop warehouse solutions including warehouse storage, warehouse management and express delivery services in China. We generated approximately RMB291.6 million, RMB274.3 million and RMB203.1 million (US$27.8 million) of express delivery service revenue from ZTO Cloud Warehouse and derived approximately RMB53.1 million, RMB64.7 million and RMB76.5million (US$10.5 million) of property leasing income from ZTO Cloud Warehouse in 2022, 2023 and 2024, respectively. We provided some factoring loans to ZTO Cloud Warehouse and its subsidiaries in 2022, 2023 and 2024. The balance of the loans was RMB12.5 million, RMB33.0 million and RMB29.0 million (US$4.0 million) as of December 31, 2022, 2023 and 2024, respectively. All of the loans were within three-month and had an annualized interest rate ranging from 6.3% to 7.0%. We generated RMB0.1 million, RMB1.8 million and RMB2.1 million (US$0.3 million) of interest income from ZTO Cloud Warehouse in 2022, 2023 and 2024, respectively. As of December 31, 2024, we had RMB71.4 million (US$9.8 million) due from ZTO Cloud Warehouse and RMB12.7 million (US$1.7 million) due to ZTO Cloud Warehouse.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise.” The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties, etc. of an enterprise. STA Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Taxation Administration on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational senior management and senior management department’s performance of their duties is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

The State Taxation Administration issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business together with the Ministry of Finance on April 30, 2009 and a STA Public Notice 7 on February 3, 2015. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. STA Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. According to STA Announcement 37, the withholding party shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. Where the withholding party fails to withhold and remit the income tax payable or is unable to perform its obligation in this regard, the non-resident enterprise that earns the income shall, declare and pay the tax that has not been withheld to the competent tax authority at the place where the income occurs, and complete the Withholding Statement of the People’s Republic of China for Enterprise Income Tax. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Announcement 37 and STA Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under STA Public Notice 7. As a result, we may be required to expend valuable resources to comply with STA Announcement 37 and STA Public Notice 7 or to request the transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Under Circular 58 and Circular 12, from January 1, 2011 to December 31, 2020, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and annual primary business revenue of which accounts for more than 70% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Afterwards, the State Taxation Administration abolished the examination and confirmation procedures of the competent tax authority for the preferential treatment under Circular 12. On April 23, 2020, the Ministry of Finance, the State Taxation Administration and the National Development and Reform Commission promulgated Circular 23. According to Circular 23, from January 1, 2021 to December 31, 2030, the primary business of the enterprise is listed in the one of industry items provided in the Catalogue of Encouraged Industries in Western Regions and primary business revenue of which accounts for more than 60% of the total enterprise revenue, may pay enterprise income tax at the reduced tax rate of 15% subject to the examination and confirmation of the competent tax authority. Circular 23 came into force from January 1, 2021 and Circular 58 shall cease to be implemented with effect from the same day.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare tax on certain net investment income, and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for any minimum tax;
●	persons who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities or arrangements.

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

If a partnership (or other entity or arrangements treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Although the law in this regard is unclear, we intend to treat our consolidated VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE and its subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2024 and do not anticipate being or becoming a PFIC in the current taxable year or in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our Class A ordinary shares and/or ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares and/or ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the Treaty. Pursuant to U.S. Treasury Regulations (the applicability of which has been postponed until further guidance is issued), if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the U.S. Treasury Regulations.

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

As of December 31, 2024, we had RMB1,820.4 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB165.5 million in our cash and cash equivalents, restricted cash and short-term investment.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2024, we received a reimbursement of US$9.9 million, after deduction of applicable U.S. taxes, from the depositary.

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

ITEM 15.           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2024, has also audited the effectiveness of internal control over financial reporting as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2023	2024

	(in thousands of RMB)
Audit fees and audit-related fees(1)	18,640	17,455
All other fees(2)	920	810
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements. “Audit-related fees” are fees billed by the auditor for assurance and related services that are reasonably related to the performance of the audit and review of our company’s financial statements.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors other than services reported under “Audit fees and audit-related fees.”

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 14, 2018, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. In March 2020, our board of directors approved the extension of this share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. In November 2022, the board of directors approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. In March 2024, the board of directors approved additional further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1.5 billion to US$2 billion and extending the effective time by one year through June 30, 2025. As of December 31, 2024, we had purchased an aggregate of 50,546,707 ADSs for US$1,222 million on the open market under this program, at a weighted average price of US$24.18 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

			(c) Total Number	(d) Maximum Dollar
			of ADS Purchased	Value of ADSs that
	(a) Total	(b) Average	as Part of Publicly	May Yet be
	Number of ADSs	Price Paid per	Announced Plans	Purchased Under the
Period	Purchased	ADS (US$)	or Programs	Plans or Programs(1)
July 2024	2,527,481	19.76	2,527,481	887,036,533
December 2024	5,517,901	19.75	5,517,901	778,031,970
Total	8,045,382	N/A	8,045,382	N/A
(1)	Calculated based on the updated share repurchase program as approved by the board of directors in March 2025.

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

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.           INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors in November 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and board of directors, and other members of senior management (if necessary), before it is disseminated to the public.

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

2.6	Description of securities (incorporated herein by reference to Exhibit 2.6 to the Form 20-F filed on April 19, 2024 (File No. 001-37922))
2.7

Indenture, dated August 29, 2022 constituting US$1.0 billion 1.50% Convertible Senior Notes Due 2027 (incorporated herein by reference to Exhibit 2.7 to the Form 20-F filed on April 19, 2024 (File No. 001-37922))

4.1

Amended and Restated 2016 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2017)

4.2	English translation of 2024 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Form 20-F filed on April 19, 2024 (File No. 001-37922))
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

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on September 30, 2016 (File No.333-213882))
11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.2*	Consent of Global Law Office
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the Form 20-F filed on April 19, 2024 (File No. 001-37922))
101.1NS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZTO Express (Cayman) Inc.

	By:	/s/ Meisong Lai
		Name:	Meisong Lai
		Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 17, 2025

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024 and the related notes and the related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2025 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(e). Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

Revenue Recognition of Express Delivery Services — Refer to Note 2(s) to the financial statements

Critical Audit Matter Description

The Company generated a significant portion of its revenues from express delivery services provided to network partners in 2024. Such revenues are comprised of a significant volume of low-dollar transactions sourced from systems that were primarily developed by the Company. The processing of transactions, including the recording of them, is highly automated and based on contractual terms with the Company’s customers.

We identified accuracy of revenue for express delivery services provided to network partners as a critical audit matter because there is an inherent risk around the accuracy of revenue recorded by the Company's systems given the complexity of the systems and the significant volume of data processed by the systems. Auditing such revenue required a significant extent of effort and the involvement of professionals with expertise in information technology (“IT”) necessary for us to identify, test, and evaluate the Company’s systems and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to revenue recognition comprising both control testing and substantive procedure, included the following, among others:

●	With the assistance of our IT specialists, we:
–

Identified the significant systems used to process express delivery transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

–	Tested the effectiveness of system interface controls as well as key automated controls over express delivery service revenue.
●	We tested the effectiveness of manual controls over the relevant business processes, including the key controls over the authorization of the rate changes and the authorization of the weight and route changes.
●	We reconciled the operational data to the general ledger as well as cash settlements with network partners.
●	We performed analytical procedure to evaluate the recorded revenue generated from waybill sales.
●	For a sample of express delivery transactions with network partners, we tested recorded revenues by agreeing the recorded amounts to supporting documents including but not limited to customer contracts and product delivery evidence to evaluate whether the revenues were properly recorded.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2025

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 17, 2025 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2025

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents		12,333,884	13,465,442	1,844,758
Restricted cash		686,568	37,517	5,140
Accounts receivable, net		572,558	1,503,706	206,007
Financing receivables, net		1,135,445	1,178,617	161,470
Short-term investment (including the fair value measured investments of RMB3,578,919 and RMB3,533,370 as of December 31, 2023 and 2024, respectively)		7,454,633	8,848,447	1,212,232
Inventories		28,074	38,569	5,284
Advances to suppliers		821,942	783,599	107,353
Prepayments and other current assets	3	3,772,377	4,329,664	593,162
Amounts due from related parties	16	148,067	168,160	23,038
Total current assets		26,953,548	30,353,721	4,158,444
Investments in equity investees	8	3,455,119	1,871,337	256,372
Property and equipment, net	4	32,181,025	33,915,366	4,646,386
Land use rights, net	5	5,637,101	6,170,233	845,318
Intangible assets, net		23,240	17,043	2,335
Operating lease right-of-use assets	6	672,193	566,316	77,585
Goodwill	7	4,241,541	4,241,541	581,089
Deferred tax assets	12	879,772	984,567	134,885
Long-term investment (including the fair value measured investments of RMB69,629 and nil as of December 31, 2023 and 2024, respectively)		12,170,881	12,017,755	1,646,426
Long-term financing receivables, net		964,780	861,453	118,019
Other non-current assets		701,758	919,331	125,948
Amounts due from related parties-non current	16	584,263	421,667	57,766
TOTAL ASSETS		88,465,221	92,340,330	12,650,573
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowings	10	7,765,990	9,513,958	1,303,407
Accounts payable		2,557,010	2,463,395	337,484
Advances from customers		1,745,727	1,565,147	214,424
Income tax payable		333,257	488,889	66,978
Amounts due to related parties	16	234,683	202,766	27,779
Operating lease liabilities, current	6	186,253	183,373	25,122
Dividends payable		1,548	14,134	1,936
Convertible senior notes	11	—	7,270,081	995,997
Other current liabilities	9	7,236,716	6,571,492	900,290
Total current liabilities		20,061,184	28,273,235	3,873,417
Non-current operating lease liabilities	6	455,879	377,717	51,747
Deferred tax liabilities	12	638,200	1,014,545	138,992
Convertible senior notes	11	7,029,550	—	—
Total Liabilities		28,184,813	29,665,497	4,064,156
Commitments and contingencies (Note 17)

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024)	14	525	523	72
Additional paid-in capital		24,201,745	24,389,905	3,341,403
Treasury shares, at cost (3,000,000 and 7,774,535 shares as of December 31, 2023 and 2024, respectively)		(510,986)	(1,131,895)	(155,069)
Retained earnings		36,301,185	39,098,553	5,356,480
Accumulated other comprehensive loss		(190,724)	(294,694)	(40,373)
ZTO Express (Cayman) Inc. shareholders’ equity		59,801,745	62,062,392	8,502,513
Non-controlling interests		478,663	612,441	83,904
Total Equity		60,280,408	62,674,833	8,586,417
TOTAL LIABILITIES AND EQUITY		88,465,221	92,340,330	12,650,573

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
					(Note 2(e))
Revenues (including related party revenue of RMB1,038,004, RMB594,859 and RMB314,005 for the years ended December 31, 2022, 2023 and 2024, respectively)		35,376,996	38,418,915	44,280,720	6,066,434
Cost of revenues (including related party cost of revenues of RMB797,256, RMB1,351,977and RMB1,315,905 for the years ended December 31, 2022, 2023 and 2024, respectively)		(26,337,721)	(26,756,389)	(30,563,628)	(4,187,200)
Gross profit		9,039,275	11,662,526	13,717,092	1,879,234
Operating (expenses)/income
Selling, general and administrative		(2,077,372)	(2,425,253)	(2,690,017)	(368,531)
Other operating income, net		774,578	770,651	749,784	102,720
Total operating expenses		(1,302,794)	(1,654,602)	(1,940,233)	(265,811)
Income from operations		7,736,481	10,007,924	11,776,859	1,613,423
Other income/(expenses)
Interest income		503,722	706,765	993,535	136,114
Interest expense		(190,521)	(289,533)	(337,919)	(46,295)
Gain from fair value changes of financial instruments		46,246	164,517	202,886	27,795
Gain/(loss) on disposal of equity investees, subsidiaries and others		69,598	5,485	(10,518)	(1,441)
Impairment of investment in equity investees		(26,328)	—	(931,367)	(127,597)
Foreign currency exchange gain/(loss)		147,254	93,543	(17,930)	(2,456)
Income before income tax and share of gain in equity method investments		8,286,452	10,688,701	11,675,546	1,599,543
Income tax expense	12	(1,633,330)	(1,938,600)	(2,845,361)	(389,813)
Share of income in equity method investments		5,844	4,356	57,410	7,865
Net income		6,658,966	8,754,457	8,887,595	1,217,595
Net loss/(income) attributable to non-controlling interests		150,090	(5,453)	(70,760)	(9,694)
Net income attributable to ZTO Express (Cayman) Inc.		6,809,056	8,749,004	8,816,835	1,207,901
Net income attributable to ordinary shareholders		6,809,056	8,749,004	8,816,835	1,207,901
Net earnings per share attributable to ordinary shareholders	15
Basic		8.41	10.83	10.95	1.50
Diluted		8.36	10.60	10.70	1.47
Weighted average shares used in calculating net earnings per ordinary share
Basic		809,442,862	807,739,616	804,875,816	804,875,816
Diluted		820,273,531	838,948,683	838,441,916	838,441,916
Net income		6,658,966	8,754,457	8,887,595	1,217,595
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		155,432	(104,052)	(103,970)	(14,244)
Comprehensive income		6,814,398	8,650,405	8,783,625	1,203,351
Comprehensive loss/(income) attributable to non-controlling interests		150,090	(5,453)	(70,760)	(9,694)
Comprehensive income attributable to ZTO Express (Cayman) Inc.		6,964,488	8,644,952	8,712,865	1,193,657

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
							Accumulated
			Additional	Treasury			other
			paid-in	shares, at		Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost		earnings	loss	Total	interests	Total Equity
	Number			Number
	of outstanding			of treasury
	shares	RMB	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	808,448,289	535	28,229,026	11,683,474	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581
Net income	—	—	—	—	—	6,809,056	—	6,809,056	(150,090)	6,658,966
Foreign currency translation adjustments	—	—	—	—	—	—	155,432	155,432	—	155,432
Acquisition of non- controlling interests of subsidiaries	—	—	(5,060)	—	—	—	—	(5,060)	(34,069)	(39,129)
Share-based compensation and ordinary shares issued for share-based compensation	1,284,827	—	156,318	(497,956)	89,026	(66,364)	—	178,980	—	178,980
Capped Call options in connection with issuance of convertible senior notes	—	—	(373,139)	—	—	—	—	(373,139)	—	(373,139)
Repurchase of ordinary shares	(486,007)	—	—	486,007	(84,547)	—	—	(84,547)	—	(84,547)
Non-controlling interest recognized from partial disposal	—	—	—	—	—	—	—	—	49,159	49,159
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	275,950	275,950
Distribution of dividends	—	—	(1,289,418)	—	—	—	—	(1,289,418)	—	(1,289,418)
Removal of non-controlling interests due to disposal of subsidiaries	—	—	—	—	—	—	—	—	12,635	12,635
Balance at December 31, 2022	809,247,109	535	26,717,727	11,671,525	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
							Accumulated
			Additional	Treasury			other
			paid-in	shares, at		Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost		earnings	loss	Total	interests	Total Equity
	Number			Number
	of outstanding			of treasury
	shares	RMB	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	809,247,109	535	26,717,727	11,671,525	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470
Net income	—	—	—	—	—	8,749,004	—	8,749,004	5,453	8,754,457
Foreign currency translation adjustments	—	—	—	—	—	—	(104,052)	(104,052)	—	(104,052)
Acquisition of non-controlling interests of subsidiaries	—	—	(64,560)	—	—	—	—	(64,560)	(185)	(64,745)
Share-based compensation and ordinary shares issued for share-based compensation	1,413,219	—	230,587	(535,955)	97,169	(72,780)	—	254,976	—	254,976
Repurchase of ordinary shares	(5,941,076)	—	—	5,941,076	(1,006,451)	—	—	(1,006,451)	—	(1,006,451)
Cancellation of treasury shares	—	(10)	(626,286)	(14,076,646)	2,460,826	(1,834,530)	—	—	—	—
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	34,564	34,564
Distribution of dividends	—	—	(2,055,723)	—	—	—	—	(2,055,723)	—	(2,055,723)
Removal of non-controlling interests due to disposal of subsidiaries	—	—	—	—	—	—	—	—	(5,088)	(5,088)
Balance at December 31, 2023	804,719,252	525	24,201,745	3,000,000	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
							Accumulated
			Additional	Treasury			other
			paid-in	shares, at		Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost		earnings	loss	Total	interests	Total Equity
	Number			Number
	of outstanding			of treasury
	shares	RMB	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	804,719,252	525	24,201,745	3,000,000	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408
Net income	—	—	—	—	—	8,816,835	—	8,816,835	70,760	8,887,595
Foreign currency translation adjustments	—	—	—	—	—	—	(103,970)	(103,970)	—	(103,970)
Share-based compensation and ordinary shares issued for share-based compensation	1,948,849	—	289,035	(743,366)	133,830	(104,173)	—	318,692	—	318,692
Acquisition of non-controlling interests of subsidiaries	—	—	7	—	—	—	—	7	(10)	(3)
Repurchase of ordinary shares	(8,045,382)	—	—	8,045,382	(1,157,472)	—	—	(1,157,472)	—	(1,157,472)
Cancellation of treasury shares	—	(2)	(100,882)	(2,527,481)	402,733	(301,849)	—	—	—	—
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	65,557	65,557
Distribution of dividends	—	—	—	—	—	(5,613,445)	—	(5,613,445)	—	(5,613,445)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(2,529)	(2,529)
Balance at December 31, 2024	798,622,719	523	24,389,905	7,774,535	(1,131,895)	39,098,553	(294,694)	62,062,392	612,441	62,674,833

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Operating activities
Net income	6,658,966	8,754,457	8,887,595	1,217,595
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	178,980	254,976	318,692	43,661
Depreciation and amortization	2,670,546	2,875,209	3,023,406	414,205
Loss on disposal of property and equipment	41,517	10,160	152,400	20,879
Loss on disposal of land use rights	—	—	26,809	3,673
Impairment of property and equipment	—	76,616	23,152	3,172
Provision for credit losses	134,436	142,131	114,686	15,712
Amortization of issuance cost of convertible senior notes	12,634	40,473	42,518	5,825
Deferred income tax	244,616	157,782	292,542	40,078
(Gain)/loss on disposal of equity investees, subsidiaries and others	(69,598)	(5,485)	10,518	1,441
Impairment of investment in equity investees	26,328	—	931,367	127,597
Share of income in equity method investments	(5,844)	(4,356)	(57,410)	(7,865)
Gain of fair value changes of financial instruments	(46,246)	(164,517)	(202,886)	(27,795)
Foreign currency exchange loss/(gain)	(147,254)	(93,543)	17,930	2,456
Changes in operating assets and liabilities:
Accounts receivable	(14,879)	244,416	(941,506)	(128,986)
Financing receivables	127,521	(179,780)	(47,032)	(6,443)
Inventories	28,958	12,463	(10,495)	(1,438)
Advances to suppliers	(227,328)	27,578	38,360	5,255
Prepayments and other current assets	59,313	(753,431)	(549,154)	(75,234)
Amounts due from related parties	(140,864)	89,695	26,313	3,605
Operating lease right-of-use assets	88,732	57,665	105,877	14,505
Long-term financing receivables	114,277	323,437	86,935	11,910
Other non-current assets	37,382	(103,587)	(216,371)	(29,643)
Accounts payable	528,299	364,578	(93,615)	(12,825)
Advances from customers	148,142	371,036	(180,580)	(24,739)
Amounts due to related parties	26,352	185,545	(31,917)	(4,373)
Income tax payable	135,884	109,106	155,632	21,321
Operating lease liabilities	(67,019)	(9,469)	(81,042)	(11,103)
Other current liabilities	690,457	577,812	(413,288)	(56,620)
Notes payable	245,000	—	—	—
Net cash provided by operating activities	11,479,308	13,360,967	11,429,436	1,565,826
Cash flows from investing activities
Purchases of property and equipment	(7,067,744)	(6,528,833)	(5,208,156)	(713,514)
Purchases of land use rights	(344,988)	(140,948)	(693,973)	(95,074)
Investments in equity investees	(94,400)	—	(52,444)	(7,185)
Purchases of short-term investment	(9,563,852)	(11,261,190)	(13,732,405)	(1,881,332)
Maturity of short-term investment	6,713,982	9,798,273	15,705,822	2,151,689
Purchases of long-term investment	(6,388,768)	(10,090,353)	(3,918,647)	(536,852)
Maturity of long-term investment	284,000	5,240,732	836,137	114,550
Net cash received from disposal of equity investees	100,000	413,931	719,777	98,609
Net cash in (out) in relation to disposal of a subsidiary	230,799	62,998	(3,179)	(436)
Collection of amounts due from related parties	—	6,600	170,000	23,290
Loan to employees	(60,285)	(66,590)	(128,681)	(17,629)
Collection of loan to employees	36,416	169,049	160,655	22,010
Proceeds from disposal of property and equipment and others	112,950	143,580	164,370	22,518
Net cash used in investing activities	(16,041,890)	(12,252,751)	(5,980,724)	(819,356)
Cash flows from financing activities
Payment of issuance cost	(228)	—	—	—
Proceeds from disposal of equity interests in subsidiaries	26,217	—	—	—
Capital contribution from non-controlling interest shareholder	275,950	19,348	20,342	2,787
Proceeds from short-term borrowings	7,669,943	12,279,050	19,712,958	2,700,664
Repayment of short-term borrowings	(5,883,561)	(9,924,563)	(17,965,557)	(2,461,271)
Repurchase of ordinary shares	(84,547)	(1,006,451)	(1,157,472)	(158,573)
Payment of dividends	(1,323,205)	(2,072,509)	(5,605,451)	(767,944)
Acquisition of non-controlling interests of subsidiaries	(39,129)	(64,711)	—	—
Proceeds from issuance of convertible senior notes, net of issuance cost paid of RMB120,099 and capped call option of RMB373,139	6,416,762	—	—	—
Net cash (used in)/ provided by financing activities	7,058,202	(769,836)	(4,995,180)	(684,337)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	338,106	109,843	26,105	3,577
Net change in cash, cash equivalents and restricted cash	2,833,726	448,223	479,637	65,710
Cash, cash equivalents and restricted cash at beginning of year	9,769,361	12,603,087	13,051,310	1,788,022
Cash, cash equivalents and restricted cash at end of year	12,603,087	13,051,310	13,530,947	1,853,732

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash and cash equivalents	11,692,773	12,333,884	13,465,442	1,844,758
Restricted cash	895,483	686,568	37,517	5,140
Restricted cash, non-current (1)	14,831	30,858	27,988	3,834
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	12,603,087	13,051,310	13,530,947	1,853,732

Note (1): The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure of cash flow information
Income taxes paid	1,252,830	1,671,712	2,397,186	328,413
Interest expense paid	177,457	249,060	295,623	40,500
Supplemental disclosure on non-cash information
Cash dividends declared in payables	730	7	12,543	1,718
Purchase of property and equipment included in payables	1,212,476	1,397,015	1,197,863	164,107
Purchase of property and equipment using prepayments recorded in other non-current assets	6,957	20,930	4,571	626
Purchase of land use rights using prepayments recorded in other non-current assets	174,117	254,335	99,988	13,698
Acquisition consideration paid through offsetting receivables from seller	22,942	—	—	—
Reclassification of loan from non-controlling interest shareholders to non-controlling interest	—	—	45,216	6,195

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

Exclusive Consulting and Services Agreement (Continued)

The Exclusive Call Option Agreements and the Voting Rights Proxy Agreements provide the Company with effective control over the VIE, while the Equity Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through WFOE, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from ZTO Express, the Company is deemed the primary beneficiary of ZTO Express. Accordingly, the Company consolidates ZTO Express's financial results of operations, assets and liabilities in the Company's consolidated financial statements.

The Company believes that the contractual arrangements with the VIE are validly executed and binding in accordance with their terms, and do not result in violation of any applicable PRC laws and regulations currently in effect. However, if the PRC government finds that the contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on the Company’s operation through any transactions between the Company’s PRC subsidiaries and consolidated affiliated entities;
●	imposing fines, confiscating the income from PRC subsidiaries or consolidated affiliated entities, or imposing other requirements with which such entities may not be able to comply;
●	requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with its variable interest entity and deregistering the equity pledges of its variable interest entity, which in turn would affect the Company’s ability to consolidate, derive economic interests from, or exert effective control over its variable interest entity, or
●	restricting or prohibiting the Company’s use of the proceeds from its securities offerings to finance its business and operations in China.
●	restricting or prohibiting the Company’s future capital raising activities by the China Securities Regulatory Commission.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

Exclusive Consulting and Services Agreement (Continued)

The amounts and balances of ZTO Express and its subsidiaries (the “VIE”) after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	2,808,795	2,275,851
Restricted cash	117,324	15,337
Accounts receivable, net	359,207	1,310,556
Financing receivables, net	955,424	1,017,044
Short-term investment	548,273	1,298,995
Inventories	20,405	22,599
Advances to suppliers	82,252	172,859
Prepayments and other current assets	2,109,425	2,216,397
Amounts due from related parties (1)	10,579,479	13,209,626
Total current assets	17,580,584	21,539,264
Investments in equity investees	252,265	63,216
Property and equipment, net	5,928,466	5,199,152
Land use rights, net	1,234,585	1,261,660
Operating lease right-of-use assets	635,647	498,461
Goodwill	4,157,111	4,157,111
Deferred tax assets	300,761	415,002
Long-term investment	500,000	1,013,000
Long-term financing receivables, net	891,191	713,192
Other non-current assets	134,678	153,013
TOTAL ASSETS	31,615,288	35,013,071
Liabilities
Current liabilities:
Short-term bank borrowings	7,365,990	9,493,958
Accounts payable	1,892,652	1,807,676
Advances from customers	1,709,101	1,518,925
Income tax payable	198,294	418,358
Amounts due to related parties	197,021	167,668
Operating lease liabilities, current	181,275	153,477
Other current liabilities	4,430,580	2,679,929
Total current liabilities	15,974,913	16,239,991
Non-current operating lease liabilities	424,311	338,499
Deferred tax liabilities	81,971	82,618
TOTAL LIABILITIES	16,481,195	16,661,108
(1)	Included amounts due from other consolidated subsidiaries of RMB10,556,052 and RMB13,183,246 as of December 31, 2023 and 2024, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

Exclusive Consulting and Services Agreement (Continued)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total revenue	31,981,790	31,276,014	37,386,476
Net income (1)	2,453,641	2,003,952	3,177,733
Net cash provided by (used in) operating activities (2)	805,413	(1,261,654)	(1,083,262)
Net cash used in investing activities	(1,521,688)	(536,180)	(1,279,070)
Net cash provided by financing activities	2,537,808	1,971,478	1,727,401
Net (decrease) increase in cash and cash equivalents	1,821,533	173,644	(634,931)
Cash and cash equivalents and restricted cash at beginning of year	930,942	2,752,475	2,926,119
Cash and cash equivalents and restricted cash at end of year	2,752,475	2,926,119	2,291,188
(1)	Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB14,587,084, RMB13,984,286 and RMB16,150,224 for the years ended December 31, 2022, 2023 and 2024, respectively.
(2)	Included inter-company operating cash outflow of RMB20,739,098, RMB17,985,836 and RMB18,777,418 to other consolidated subsidiaries for the years ended December 31, 2022, 2023 and 2024, respectively.

After eliminations of all intercompany transactions with other consolidated subsidiaries, the VIE contributed 90.4%, 81.4% and 84.4% of the Company’s consolidated revenues for the years ended December 31, 2022, 2023 and 2024, respectively. After eliminations of all intercompany transactions with other consolidated subsidiaries, as of December 31, 2023 and 2024, the VIE accounted for an aggregate of 23.8% and 23.6%, respectively, of the consolidated assets, and 58.5% and 56.2%, respectively, of the consolidated liabilities.

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

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

(e)          Convenience translation

The Company’s business is primarily conducted in the PRC and almost all of the Company’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2024 were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

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

The Company classifies its investments as held-to-maturity securities when the Company expects to receive all the principals and has the positive intent and ability to hold them to maturity. The Company elects the fair value option to record all other investments in accordance with ASC 825 Financial Instruments. The fair values of the investments are measured based on market-based redemption prices which are level 2 inputs provided by the selling banks. Changes in fair value of the investments are recorded as gain from fair value changes of financial instruments in the consolidated statements of comprehensive income.

RMB1,300,000 and RMB4,093,589 of short-term and long-term investments were used as collaterals to issue bank acceptance draft as of December 31, 2023 and 2024, respectively.

The Company utilized a forward-looking current expected credit losses (“CECL”) model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Company’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term and long-term investment, the Company determined there were no credit losses for the years ended December 31, 2022, 2023 and 2024.

The Company recorded interest income from the time deposits of RMB209,061, RMB399,689 and RMB656,888, and gain from fair value changes of investments carried at fair value of RMB70,437, RMB186,914 and RMB127,489 in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023, and 2024, respectively.

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

The Company recorded a net gain of RMB24,191, a net loss of RMB22,397 and a net gain of RMB75,397 from fair value changes related to foreign exchange options and forward contracts in the consolidated statements of comprehensive income for the year ended December 31, 2022, 2023 and 2024, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

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

The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, time deposits and wealth management products recorded in short-term investments, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term bank borrowings, notes payable and other current liabilities, except for the financial instruments measured at fair value and presented in the following table, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market. Convertible senior notes are measured at amortized costs of RMB7,029,550 and RMB7,270,081 and the corresponding fair value estimated based on significant inputs not observable in the market (Level 3) were RMB6,911,555 and RMB7,209,985, as of December 31, 2023 and 2024, respectively.

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(k)          Fair value (Continued)

As of December 31, 2023 and 2024, wealth management products, DCN/DCD, interest rate swap and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	As of December 31,
Significant Other Observable Inputs (Level 2)	2023	2024
	RMB	RMB
Short-term investments
DCN/DCD and interest rate swap	299,106	—
Wealth management products	3,279,813	3,533,370
Long-term investments
Wealth management products	69,629	—
Derivative assets recorded within other current assets
Foreign exchange option contracts	—	1,831
Foreign exchange forward contracts	—	43,192
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	44,521	—
Foreign exchange forward contracts	13,967	—

The Company measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The primary factors that we consider include the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. The fair value of the investment is determined based on valuation techniques using the best information available, which requires management to use unobservable inputs (Level 3), mainly including future performance projections, discount rate, selection of comparable companies and multiples, estimated discount for lack of marketability and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The impairment of equity method investments was RMB4,559, nil and nil during the years ended December 31, 2022, 2023 and 2024, respectively.

The carrying values of the Company’s equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Company recognized impairment losses of RMB21,769, nil and RMB931,367 related to equity investments without readily determinable fair values for the years ended December 31, 2022, 2023 and 2024, respectively. The valuation methodology used to estimate the fair value of privately held companies with tender offer (Level 2) and privately held companies with certain unobservable inputs (Level 3) and associated impairment charges are discussed in Note 8.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property, and equipment, right-of-use assets, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other significant assumptions to the discounted cash flow valuation methodology.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(l)           Financing receivables, net

The Company provides financial services to its network partners with credit terms generally ranging from three months to five years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. The Company developed a forward looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers’ operating results, forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. There were RMB93,185 and RMB113,408 of allowance of credit losses relating to short-term financing receivables, and RMB56,863 and RMB73,566 relating to long-term financing receivables as of December 31, 2023 and 2024, respectively. The expected credit loss recognized for financing receivables was RMB35,515, RMB50,940 and RMB36,926 for the years ended December 31, 2022, 2023 and 2024, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB168,395, RMB146,096, and RMB141,783 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(n)        Investments in equity investees

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(o)          Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. The Company recognizes such asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Company recorded impairment charges of nil, RMB76,616 and RMB23,152, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2022, 2023 and 2024, respectively. Impairment losses are recorded in Selling, general and administrative expenses in the consolidated statements of comprehensive income.

(p)         Goodwill

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

The Company had two reporting units, the express delivery business and the freight forwarding business, for purposes of allocating and testing goodwill for the years ended December 31, 2022, 2023 and 2024 The Company conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Company considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow projection. Based on the results of the qualitative assessment completed as of December 31, 2022, 2023 and 2024,the Company determined it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Therefore, no quantitative assessment was performed and no impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

(q)          Share-based compensation

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(r)          Treasury shares

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

(s)           Revenue recognition

The Company derives revenues from its express delivery services primarily provided to its network partners, including parcel sorting and line-haul transportation, as well as direct express delivery services provided to certain enterprise customers, including e-commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. The express delivery services revenue provided to the network partners primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. The Company also provides freight forwarding services to its customers. Revenues generated from express delivery services and freight forwarding services are recognized over time as the Company performs the services.

Revenues also include sales of accessories, such as thermal paper, portable barcode readers and ZTO-branded packing supplies and apparels. Revenues are recognized when control of the product is transferred to the customer and in an amount the Company expects to earn in exchange for the product.

Disaggregation of revenue

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

Express delivery services	32,575,698	92.1	35,488,060	92.4	40,953,034	5,610,543	92.5
Freight forwarding services	1,212,677	3.4	906,802	2.4	885,410	121,301	2.0
Sale of accessories	1,384,674	3.9	1,876,624	4.9	2,300,392	315,152	5.2
Others	203,947	0.6	147,429	0.3	141,884	19,438	0.3
Total revenues	35,376,996	100.0	38,418,915	100.0	44,280,720	6,066,434	100.0

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(s)            Revenue recognition (Continued)

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

Variable consideration

The Company provides customers with certain incentives which are materially volume-based in relation to express delivery services, which represent variable considerations and are recorded as reductions to the related revenue. The Company estimates the variable considerations in the most likely amounts it expects to earn. As the incentives are generally determined on a monthly basis, the uncertainty in estimating the variable considerations to be recorded is very limited.

Principal vs. agent considerations

In its express delivery services provided to network partners, the Company utilizes delivery outlets operated by its network partners to perform the dispatching services. The Company only fulfills parcel sorting and line-haul transportation services. U.S. GAAP requires the Company to use a control-model approach to evaluate whether the Company performs services directly to the customers (as a principal) or arranges for services to be provided by another party (as an agent). Based on an evaluation of the control model, the Company has determined that it acts as a principal in providing sorting and line haul transportation services to the pickup outlets as the Company is primarily responsible for the delivery of parcels between sorting hubs and has the ability to control the related services. The Company acts as an agent for dispatching services as it arranges for such services to be provided by the delivery outlets. Therefore, the revenue is recorded net of the dispatching fees paid to the delivery outlets.

The Company also provides express delivery services to certain enterprise customers, including e - commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. According to the contracts with the enterprise customers, the Company is primarily responsible for and has control over the entire delivery process including the dispatching services. Therefore, the Company has determined that it acts as a principal for all the express delivery services provided to enterprise customers and accordingly, has recorded revenue on a gross basis, including the dispatching fees paid to the delivery outlets.

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2023 and 2024.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2023 and 2024.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(s)            Revenue recognition (Continued)

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

(t)         Cost of revenues

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

(u)          Income taxes

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

(v)         Comprehensive income

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(w)          Leased assets

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

(x)         Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, financing receivables, short-term investment, advances to suppliers, prepayments and other current assets, long-term investment and long-term financing receivables. The Company places its cash and cash equivalents, short-term investment and long-term investment with reputable financial institutions. Accounts receivable primarily comprise amounts receivable from enterprise customers, including e - commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. Financing receivables primarily comprise financing receivables from network partners. The Company performs on-going credit evaluations of the financial condition of its counter parties and establishes an allowance for credit losses estimated based on factors surrounding the credit risk of specific entities and other relevant information.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(y)          Earnings per share

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

(z)          Recently Issued Accounting Pronouncement

Adoption of new accounting pronouncement

On November 27, 2023, the FASB issued ASU 2023-07 to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this update beginning January 1, 2024 and the impact was not material to the consolidated financial statements, the required information was disclosed in Note 21.

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220) - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. In January 2025, the FASB issued ASU No. 2025 - 01, which clarifies the effective date of ASU No. 2024 - 03. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

3. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Input value added tax (“VAT”)	2,704,180	3,012,307
Prepaid expenses	102,438	93,627
Accrued interest income	135,096	402,839
Deposits	104,408	182,522
Others	726,255	638,369
Total	3,772,377	4,329,664

4. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Buildings	21,731,960	24,774,679
Machinery and equipment	8,861,939	10,006,532
Leasehold improvements	1,085,101	1,173,822
Vehicles	5,642,905	5,544,713
Furniture, office and electric equipment	922,797	1,030,877
Construction in progress	4,929,745	4,649,302
Total	43,174,447	47,179,925
Accumulated depreciation	(10,916,806)	(13,236,644)
Impairment	(76,616)	(27,915)
Property and equipment, net	32,181,025	33,915,366

Depreciation expenses were RMB2,540,899, RMB2,740,819 and RMB2,882,579 for the years ended December 31, 2022, 2023 and 2024, respectively.

The Company recorded impairment charges of nil,RMB76,616 and RMB23,152, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the title certificates for certain buildings of the Company with an aggregate net book value of approximately RMB3,024,988 and RMB2,366,329, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

5. Land Use Rights, Net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 43 and 43 years as of December 31, 2023 and 2024 respectively.

	As of December 31,
	2023	2024
	RMB	RMB
Cost	6,244,857	6,893,477
Less: Accumulated amortization	(607,756)	(723,244)
Land use rights, net	5,637,101	6,170,233

Amortization expenses for land use rights were RMB123,450, RMB128,193 and RMB134,630 for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the title certificates for certain land use rights of the Company with carrying value of approximately RMB89,295 and RMB174,043, respectively, had not been obtained.

6. Operating Leases

1)	Lease as lessee

The Company leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through October 2037. During the three years ended December 31, 2022, 2023 and 2024, the Company incurred rental expenses related to fixed operating lease costs amounting to RMB370,385, RMB348,878 and RMB284,110, respectively. No variable lease cost existed.

Supplemental information related to leases within the consolidated balance sheets are as follows:

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB

Operating lease right-of-use assets	672,193	566,316

Current operating lease liabilities	186,253	183,373
Non-current operating lease liabilities	455,879	377,717
Total operating lease liabilities	642,132	561,090

Weighted average remaining lease term (in years)	5	5

Weighted average discount rate	4.28%	4.06%

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

6. Operating Leases (Continued)

1)Lease as lessee (Continued)

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2024 are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	294,069	268,065
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	312,574	181,454
Right-of-use assets decreased due to lease modifications:
Operating leases	55,391	26,840
Right-of-use assets decreased due to disposal of subsidiary:
Operating leases	80,923	—

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2023 and December 31, 2024:

	As of	As of
	December 31, 2023	December 31, 2024
	RMB	RMB
Within one year	207,712	201,174
Within a period of more than one year but not more than two years	148,891	134,223
Within a period of more than two years but not more than three years	116,488	74,494
Within a period of more than three years but not more than four years	66,457	56,952
Within a period of more than four years but not more than five years	52,571	36,006
More than five years	122,757	99,111
Total lease commitment	714,876	601,960
Less: Imputed interest	72,744	40,870
Total operating lease liabilities	642,132	561,090
Less: Current operating lease liabilities	186,253	183,373
Long-term operating lease liabilities	455,879	377,717

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 5 for separate disclosures related to land use right.

2)Lease as lessor

The Company rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through September 2037. All of the Company’s leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2022, 2023 and 2024, the Company recorded RMB178,761, RMB291,693 and RMB373,260 of rental income as other operating income, net in the consolidated statements of comprehensive income, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

7. Goodwill

The carrying amount of goodwill by reporting units as of December 31, 2023 and 2024 are as follows:

	Express	Freight	Total
	Delivery	Forwarding	Amount
	RMB	RMB	RMB
Balance at December 31, 2023 and 2024	4,157,111	84,430	4,241,541

8. Investments in equity investees

The Company’s investments in equity investees comprise the following:

	As of December 31,
	2023	2024
	RMB	RMB
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	205,827	301,784
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (“ZTO YL”) (2)	35,959	17,429
Tonglu Antong Management LLP (“Antong”) (3)	117,995	—
Others	171,476	219,600
Total investments accounted for under the equity method	531,257	538,813
Investments accounted for as equity investments without readily determinable fair values:
Cai Niao Smart Logistics Network Limited (“Cai Niao”) (4)	1,143,797	—
Zhejiang Yizhan Network Technology Co., Ltd. (“Cainiao Post”) (4)	1,075,000	623,564
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	582,526	586,421
Others	122,539	122,539
Total investments accounted for equity investments without readily determinable fair values	2,923,862	1,332,524
Total investments in equity investees	3,455,119	1,871,337
(1)	ZTO LTL

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

In 2021 and 2022, the Company invested RMB70,000 and RMB49,000 in Tonglu Antong Management LLP, respectively. As a limited partner, the Company had ability to exercise significant influence over operating activities of Antong but doesn’t have controlling financial interest in it. Therefore, the investment was measured under equity method. During the year ended December 31, 2024, the Company disposed of all equity interest in Antong at a cash consideration of RMB118,730, resulting in a disposal gain of RMB735.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. Investments in equity investees (Continued)

(4)Investments accounted for as equity investments without readily determinable fair values

The Company obtained 1% equity interest of Cai Niao, which provides a platform that connects with a network of logistics providers through a proprietary logistics information system and facilitates the delivery of packages across the PRC. The Company doesn’t have significant influence over the investee, therefore, accounts for the investment as an equity investment without readily determinable fair values. In March 2024, the Company recorded a provision for impairment of RMB479,931 related to a tender offer initiated by Alibaba Group Holding Limited to purchase all the outstanding shares of Cai Niao, as the offer price was below the carrying amount. The Company accepted this offer and disposed of all equity interest in Cai Niao at a cash consideration of RMB681,022.

In May 2018, the Company entered into a subscription and contribution agreement with four other leading express delivery companies in the PRC, to obtain 15% equity interest in Cainiao Post, Cai Niao’s network of last-mile delivery stations, in an amount of RMB1,075,000. As of December 31, 2023 and 2024, the Company held 13.75% and 13.75% equity interest in Cainiao Post, respectively. Since the Company doesn’t have significant influence over Cainiao Post, this investment is accounted for as an equity investment without readily determinable fair values. Due to continued underperforming of the investee with no foreseeable upturn the Company conducted an impairment assessment and recorded a provision for impairment of RMB451,436 for the year ended December 31, 2024.

In October 2018, the Company entered into an investment agreement with several investment corporations to establish a new investment company, named ZJ New Industries and obtained 2% equity interest in ZJ New Industries at a total consideration of RMB500,000. For the year ended December 31, 2023, the Company disposed of its 2% equity interest in ZJ New Industries at a cash consideration of RMB507,032, resulting in a disposal gain of RMB7,032.

The Company recognized impairment losses totaling RMB26,328, nil, and RMB931,367 related to equity investments for the years ended December 31, 2022, 2023 and 2024, respectively.

9. Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Payables related to property and equipment	1,908,520	1,736,579
Deposits from network partners (1)	1,550,463	356,932
Salary and welfare payable	1,231,320	1,454,952
Payables to individual couriers and network partners (2)	1,000,069	1,432,918
Accrued expenses	364,746	497,111
Others	1,181,598	1,093,000
Total	7,236,716	6,571,492
(1)	Deposits from network partners primarily represent the waybill deposits collected from the pickup outlets operated by network partners. The deposits will be refunded when the parcels are delivered to the recipients.
(2)	Payables to individual couriers and network partners represent the amount to be paid by the Company to the network partners or individual couriers on behalf of its network partners for their last mile dispatch.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

10. Short-term Bank Borrowings

Short-term bank borrowings consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
The PRC domestic commercial banks	7,765,990	9,513,958

The weighted average interest rates on short-term bank borrowings as of December 31, 2023 and 2024 were 1.62% and 1.20%, respectively. Certain borrowings are subject to financial covenants such as asset-liability ratio less than 70% and current ratio not less than 0.8. As of December 31, 2024 the Company was in compliance with the financial covenants. The borrowings are repayable within one year.

11. Convertible Senior Notes

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

As of December 31, 2024, the Company reclassified the Notes as a short-term liability as the Notes holders have a put option which can be exercised within one year.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

11. Convertible senior notes (Continued)

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

WFOE is qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. In addition, WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022.

Three, six and eight of the Company’s subsidiaries are qualified enterprises within the Catalog of Encouraged Industries in the Western Region and therefore eligible for the 15% preferential income tax rate for the years ended December 31, 2022, 2023 and 2024. The preferential income tax rate will expire in December 2030.

According to Caishui (2021) No.30, Shenzhen Dayu International Logistics Co., Ltd, established in Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, is entitled to a preferential tax rate of 15% until December 31, 2025.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company’s subsidiaries are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax expenses	1,388,714	1,780,818	2,552,819
Deferred tax expenses	244,616	157,782	292,542
Total	1,633,330	1,938,600	2,845,361

The Company’s effective tax rate for the years ended December 31, 2022, 2023 and 2024 were 19.71%, 18.14% and 24.37%, respectively.

Reconciliations of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Preferential tax rates	(4.29)%	(7.22)%	(7.42)%
Research & development super deduction	(2.42)%	(1.05)%	(1.16)%
Non-deductible expenses	0.66%	0.82%	2.80%
Different tax rates of operations in other jurisdictions	0.40%	0.36%	0.27%
Valuation allowance on deferred tax assets	0.10%	0.03%	0.03%
True up (1)	0.25%	(1.69)%	0.17%
Withholding tax on the earnings distributed	—	1.89%	4.44%
Others	0.01%	0.00%	0.24%
	19.71%	18.14%	24.37%

Note (1): WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022, resulting in an income tax expense decrease of RMB207,142 for the year ended December 31,2023.

The effect of the tax holiday on the income per share is as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB

Tax saving amount due to preferential tax rates	355,489	978,866	866,326
Income per share effect- basic	0.44	1.21	1.08
Income per share effect- diluted	0.43	1.17	1.03

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Accrued payroll and expense	206,180	270,887
Net loss carryforward	386,749	375,482
Financial subsidy	20,009	44,468
Depreciation for property and equipment	179,774	201,282
Unrealized gain from intragroup transactions	20,545	—
Provision for allowance for credit losses	121,898	151,878
Deferred tax assets in subtotal	935,155	1,043,997
Valuation allowance on deferred tax assets	(55,383)	(59,430)
Total deferred tax assets	879,772	984,567

Deferred tax liabilities:
Difference in basis of land use rights	(131,412)	(107,612)
Difference in basis of property and equipment	(299,529)	(447,865)
Difference in basis of intangible assets	(3,859)	(2,836)
Unrealized investment gain	(900)	(2,744)
Dividend withholding tax	(202,500)	(453,488)
Total deferred tax liabilities	(638,200)	(1,014,545)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, and the history of operating loss or tax credit carryforwards expiring unused. As of December 31, 2023 and 2024, valuation allowance of RMB55,383 and RMB59,430 were provided, respectively.

As of December 31, 2024, the Company had total tax loss carryforward in subsidiaries of RMB1,612,215.The tax loss carryforward of the Company’s PRC subsidiaries and VIE were RMB1,307,916 as of December 31, 2024 which will expire from 2025 to 2029 if not used.

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

According to the PRC Tax Administration and Collection Law, and Implementing Rules of the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2024, the Company is subject to examination of the PRC tax authorities.

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

Prior to 2023, the Company intended to indefinitely reinvest the undistributed profits of the Company’s PRC subsidiaries. Referring to Note 23, the board of directors of ZTO approved a dividend of US$0.62 per ADS for 2023. To execute the dividend plan, the board of WFOE has approved to distribute cash dividends to ZTO Express (Hong Kong) Limited, and the Company recorded a deferred tax liability of RMB202,500 as of December 31, 2023 accordingly. The Company accrued withholding tax liabilities of RMB518,298 for dividends distributed from PRC subsidiaries based on applicable withholding tax rate for certain percentage of the PRC subsidiaries’ profits for 2024 to be distributed. The PRC subsidiaries have paid RMB267,310 withholding tax expenses related to distributing cash dividends to ZTO Express (Hong Kong) Limited for the year ended December 31, 2024. The remaining undistributed profits of the Company’s PRC subsidiaries will be indefinitely reinvested.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution were RMB35,533,419 and RMB38,971,746 as of December 31, 2023 and 2024 respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

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

In March 2022,2023 and 2024, 3,934,355, 4,386,320 and 6,027,415 ordinary share units corresponding to 786,871, 877,264 and 1,205,483 Company’s ordinary shares were granted to certain officers and employees,respectively. The consideration was nil for each of three years. These share awards vested immediately upon grant. The Company recorded the share-based compensation of RMB109,614, RMB158,278, and RMB183,175 based on the market price at US$21.87, US$26.27 and US$21.02 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

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

With effect from May 1, 2023, the scheme limit of the 2016 Share Incentive Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Share-Based Compensation (Continued)

Restricted share units (“RSUs”)

In March 2022, 2023 and 2024, the Company granted 497,956, 535,955 and 743,366 RSUs at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan, respectively. These grants vested immediately upon grant. The Company recorded the share-based compensation of RMB69,366, RMB96,698, and RMB112,956 based on the market price of ordinary shares at US$21.87, US$26.27 and US$21.02 on the respective grant dates in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024, respectively.

2024 Share Incentive Plan

In March 2024, the Board approved the 2024 share incentive plan (the “2024 Share Incentive Plan”) in order to provide appropriate incentives to directors, employees, and consultants of the Company, pursuant to which the maximum number of shares of the Company underlying the awards to be granted under the 2024 Plan shall be 30,000,00 Class A ordinary shares, subject to adjustment and/or update by the Board.

Share Options

On March 22, 2024, the Company granted 916,200 share options to certain director, executive offices and employees pursuant to the 2024 Share Incentive Plan. The exercise price is US$21.88. The options will be vested 33%, 33% and 34% on each of three anniversary dates from the grant date, respectively. The options have a contractual term of ten years.

The Company’s share options are valued at fair value on the date of grant and that fair value is recognized as selling, general and administrative expenses in the consolidated statements of comprehensive income over the requisite service period using the accelerated attribution method. The closing price of the Company’s shares immediately before March 22, 2024, the date of grant, was US$21.67 per share. The weighted-average grant date fair value for options granted to directors and employees during the year ended December 31, 2024 was US$6.7 per share, computed using the binomial option pricing model. The binomial option pricing model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. Expected volatilities are based on the average historical equity volatility of the Company. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock options was estimated using the following significant assumptions:

	2024
Spot price	21.02
Exercise price	21.88
Life of option	10	years
Risk free rate	4.22%
Expected volatility	35.00%
Dividend yield	2.95%
Post-vesting forfeiture rate	5.55%~6.39%
Exercise multiple	1.5x~2.0x

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Share-Based Compensation (Continued)

Share Options (Continued)

The following table summarized the Group’s share option activity under the option plans:

		Weighted Average	Weighted Average	Aggregate
	Number	Exercise Price	Remaining	Intrinsic
	of	US$ per	Contractual	Value
	Options	share	Life Years	US$
Share options outstanding as of January 1, 2024	—	—	—	—
Granted	916,200	21.88	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Share options outstanding as of December 31, 2024	916,200	21.88	9.23	—
Share options exercisable as of December 31, 2024	—	—	—	—

The total share-based compensation expenses relating to these options was RMB22,561 during the year ended December 31, 2024. As of December 31, 2024, there was RMB21,943 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 2.23 years.

14. Ordinary Shares

As disclosed in Note 13, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Company’s employees. All shareholder rights of these 16 million ordinary shares including but not limited to voting rights and dividend rights are unconditionally waived until the corresponding ordinary share units are transferred to the employees. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares. As such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 5,147,411 and 3,941,928 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2023 and 2024, respectively.

On September 29, 2020, the Company successfully listed on the Main Board of the Hong Kong Stock Exchange with a global offering of 51,750,000 Class A ordinary shares (including the exercise of the over-allotment option on October 22, 2020) at a public offering price of HK$218.00. The Company received net proceeds of RMB9,763.8 million from this offering after deducting RMB79.2 million of underwriting commissions and discounts and RMB77.4 million of the offering expenses payable by the Company. The Hong Kong-listed shares are fully fungible with the Company’s American depositary shares (ADSs) listed on the New York Stock Exchange (one ADS representing one Class A ordinary share).

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. Earnings Per Share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders—basic	6,809,056	8,749,004	8,816,835
Plus: Interest expense of convertible senior notes	45,809	145,451	150,512
Net income attributable to ordinary shareholders—diluted	6,854,865	8,894,455	8,967,347
Shares (Denominator):
Weight average ordinary shares outstanding—basic	809,442,862	807,739,616	804,875,816
Plus:
Dilutive effect of convertible senior notes	10,830,669	31,209,067	33,566,100
Weight average ordinary shares outstanding—diluted	820,273,531	838,948,683	838,441,916
Earnings per share—basic	8.41	10.83	10.95
Earnings per share—diluted	8.36	10.60	10.70

6,024,675, 5,147,411 and 3,941,928 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2022, 2023 and 2024, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

For the year ended December 31, 2024, 916,200 options were excluded from the diluted earnings per share calculations because they were anti-dilutive. These share-based awards could become dilutive in the future.

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(a)         The Company entered into the following transactions with its related parties:

Transactions	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Revenues:
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	694,758	253,948	—
Express delivery service revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	291,584	274,256	203,071
Others	51,662	66,655	110,934
Total	1,038,004	594,859	314,005
Cost of revenues:
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	459,013	862,944	745,162
Freight services agency fees paid to Zhongtong Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	56,325	119,005	141,815
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	237,252	330,190	360,266
Others	44,666	39,838	68,662
Total	797,256	1,351,977	1,315,905
Other operating income:
Property leasing income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	45,876	45,896	45,292
Property leasing income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	53,115	64,722	76,481
Others	20,677	18,918	14,456
Total	119,668	129,536	136,229
Other income:
Interest income related to loan receivables from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	33,962	33,046	23,362
Others	8,071	10,382	8,464
Total	42,033	43,428	31,826

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

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(b)          The Company had the following balances with its related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due to related parties
Shanghai Mingyu Barcode Technology Ltd.	28,924	37,277
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	149,495	118,874
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	16,415	12,700
Zhongtong Yunleng Network Technology (Zhejiang) Co., LTD and its subsidiaries	14,988	16,675
Others	24,861	17,240
Total	234,683	202,766

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2023 and 2024, respectively. Trade related amounts due to related parties are normally settled within one year.

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	72,377	71,373
ZTO Supply Chain Management Co., Ltd. (2)	69,881	32,144
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (3)	—	53,810
Others	5,809	10,833
Total	148,067	168,160
Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (4)	502,083	421,667
Zhejiang Tongyu Intelligent Industry Development Co., Ltd. (5)	82,180	—
Total	584,263	421,667

Notes:

(1)	The amount comprised the three-month factoring loan to this related party with 6.96% and 6.44% annualized interest rate for the year ended December 31, 2023 and 2024, respectively. Accounts receivable generated from the express delivery service provided by the Company and other receivables generated from the property leasing service provided by the Company. The balance of loan was RMB33,040 and RMB29,040 as of December 31, 2023 and 2024, respectively.
(2)	The amount comprised the three- to - nine - month factoring loan to this related party and its subsidiaries with 6.96% and 6.44% annualized interest rate for the year ended December 31, 2023 and 2024, respectively. Other receivables were generated from the property leasing service provided by the Company. The balance of loan was RMB66,860 and RMB30,370 as of December 31, 2023 and 2024, respectively.
(3)	On November 29, 2024, the Company entered into the Property Purchase Agreement with Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, pursuant to which the Company agreed to purchase, and Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd agreed to sell, the properties at the aggregate consideration of RMB179,720. The amount comprised the deposit for the properties purchased from this related party.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(4)	The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. This loan is an extension of the original three-year loan with 7.2% annualized interest rate. Mr. Jilei Wang, the Director of the Company, is the guarantor of this extended loan. In December 2024, Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd paid the RMB100,000 principal and RMB5,000 interest in advance. The balance of principal was RMB500,000 and RMB400,000 as of December 31, 2023 and 2024 and interest receivable was RMB2,083 and RMB21,667 as of December 31, 2023 and 2024, respectively.
(5)	The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. In August 2024, Zhejiang Tongyu Intelligent Industry Development Co., Ltd repaid all the principal and interest. The balance of principal was RMB70,000 and nil as of December 31, 2023 and 2024, respectively.

Trade related amounts due from related parties are normally settled within one year.

17. Commitments and Contingencies

Capital commitments

The Company’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB4,593,606 and RMB5,158,942 as of December 31, 2023, and 2024, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Company is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB20,200 and RMB20,200 as of December 31, 2023 and 2024, respectively.

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

18. Repurchase of Ordinary Shares

The board of directors has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2025. As of December 31, 2024, the Company has purchased an aggregate of 50,546,707 shares at an average purchase price of US$24.18, including repurchase commissions.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

19. Dividends

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

On March 19, 2024, a dividend in respect of the year ended December 31, 2023 of US$0.62 per ordinary share, in an aggregate amount of US$500,134 (RMB3,600,516), had been approved by the board of directors of the Company.

On August 20, 2024, an interim dividend in respect of the six months ended 30 June 2024 of US$0.35 per ordinary share, in an aggregate amount of US$282,239 (RMB2,012,929), had been approved by the board of directors of the Company.

For the years ended December 31, 2022, 2023 and 2024, dividends of US$191,847 (RMB1,323,205), US$291,907 (RMB2,072,509) and US$780,655 (RMB5,605,451) were paid to shareholders of record as of designated record dates.

20. Employee Benefit Plans

The Company’s PRC subsidiaries are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, and housing provident fund for full time employees. The Company contributed RMB403,621, RMB444,719 and RMB492,151 for the years ended December 31, 2022, 2023 and 2024, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

21. Segment Information

The Company’s Chief Executive Officer, who has been identified as the chief operating decision maker (“CODM”), reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating and reportable segment. Accordingly, the Company's CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

21. Segment Information (Continued)

The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Revenues	35,376,996	38,418,915	44,280,720
Less:
Line-haul transportation cost	12,480,170	13,591,627	13,966,446
Sorting hub cost	7,845,491	8,253,522	9,163,784
Freight forwarding cost	1,137,140	854,533	828,270
Cost of accessories sold	463,448	513,391	651,729
Other costs	4,411,472	3,543,316	5,953,399
Selling, general and administrative excluding Share-based compensation expense	1,898,392	2,170,277	2,371,325
Share-based compensation expense	178,980	254,976	318,692
Loss/(gain) on disposal of equity investees, subsidiaries and others	(69,598)	(5,485)	10,518
Impairment of investment in equity investees	26,328	—	931,367
Other segment items(1)	346,207	488,301	1,197,595
Net income	6,658,966	8,754,457	8,887,595
(1)

Other segment items primarily include other operating income, net, interest income, interest expenses, gain from fair value changes of financial instruments and income tax expense as reported in the consolidated statements of comprehensive income.

Substantially all of the Company’s revenues for the years ended December 31, 2022, 2023 and 2024 were generated from the PRC. As of December 31, 2023 and 2024, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments information are presented.

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

The appropriation to these statutory reserves by the Company’s PRC entities were RMB78,326,RMB8,952 and RMB38,756 for the years ended December 31, 2022, 2023 and 2024, respectively. The accumulated statutory reserves as of December 31, 2023 and 2024 were RMB1,081,214 and RMB1,119,970, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2024, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB35,911,372.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

(Amounts in thousands, except for share and per share data, unless otherwise stated)

23. Subsequent Events

On March 18, 2025, the Company granted 454,997 restricted share units to certain director, executive officers and employees pursuant to the 2024 Share Incentive Plan. In addition, the Company granted ordinary share units representing 1,027,712 Class A ordinary shares through its employee shareholding platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant.

On March 18, 2025, the Board approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2025.

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2(e))
ASSETS
Cash and cash equivalents	8,881	1,082,454	148,296
Short-term investment	1,020,094	222,293	30,454
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	65,804,572	68,088,895	9,328,140
Prepayments and other current assets	—	8,693	1,191
Long-term investment	69,629	—	—
TOTAL ASSETS	66,903,176	69,402,335	9,508,081
LIABILITIES AND EQUITY
Dividends payable	1,548	14,134	1,936
Other current liability	70,333	55,728	7,635
Convertible senior notes	—	7,270,081	995,997
Convertible senior notes-non-current	7,029,550	—	—
Total liabilities	7,101,431	7,339,943	1,005,568

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024)	525	523	72
Additional paid-in capital	24,201,745	24,389,905	3,341,403
Treasury shares, at cost (3,000,000 and 7,774,535 shares as of December 31, 2023 and 2024, respectively)	(510,986)	(1,131,895)	(155,069)
Retained earnings	36,301,185	39,098,553	5,356,480
Accumulated other comprehensive loss	(190,724)	(294,694)	(40,373)
Total shareholders’ equity	59,801,745	62,062,392	8,502,513
TOTAL LIABILITIES AND EQUITY	66,903,176	69,402,335	9,508,081

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Operating expenses:
General and administrative	(197,209)	(260,613)	(337,258)	(46,204)
Other operating income, net	59,881	52,968	111,545	15,282
Total operating expenses	(137,328)	(207,645)	(225,713)	(30,922)
Interest income	22,927	79,737	120,854	16,557
Interest expense	(64,412)	(162,326)	(151,209)	(20,716)
Loss from operations	(178,813)	(290,234)	(256,068)	(35,081)
Gain from fair value change at financial instruments	15,995	58,682	830	114
Impairment of investment in equity investees	—	—	(479,931)	(65,750)
Loss before income tax and share of profit in subsidiaries, VIE and equity method investments	(162,818)	(231,552)	(735,169)	(100,717)
Income tax expense	(19,987)	(26,270)	(31,510)	(4,318)
Share of profit in subsidiaries, VIE and equity method investments	6,991,861	9,006,826	9,583,514	1,312,936
Net income attributable to ZTO Express (Cayman) Inc.	6,809,056	8,749,004	8,816,835	1,207,901
Net income attributable to ordinary shareholders	6,809,056	8,749,004	8,816,835	1,207,901
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment	155,432	(104,052)	(103,970)	(14,244)
Comprehensive income	6,964,488	8,644,952	8,712,865	1,193,657

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net income	6,809,056	8,749,004	8,816,835	1,207,901
Adjustments to reconcile net income to net cash used by operating activities
Share-based compensation	178,980	254,976	318,692	43,661
Fair value change at financial instruments	(15,995)	(58,682)	(830)	(114)
Impairment of investment in equity investees	—	—	479,931	65,750
Share of profit in subsidiaries and VIE	(6,991,861)	(9,006,826)	(9,583,514)	(1,312,936)
Changes in operating assets and liabilities:
Prepayments and other current assets	—	—	(12,474)	(1,709)
Other current liabilities	35,458	87,973	41,241	5,650
Net cash provided by operating activities	15,638	26,445	59,881	8,203
Cash flows from investing activities:
Payment and collection of loans to and investments in subsidiaries, VIE and equity investees	(2,580,373)	1,561,076	6,893,615	944,421
Purchases of short-term investment	(4,171,949)	(6,188,527)	(992,274)	(135,941)
Maturity of short-term investment	1,840,751	7,723,557	1,858,056	254,553
Purchases of long-term investment	—	(69,101)	—	—
Net cash provided by /(used in) investing activities	(4,911,571)	3,027,005	7,759,397	1,063,033
Cash flows from financing activities:
Payment of issuance cost	(228)	—	—	—
Payment of dividends	(1,323,205)	(2,072,509)	(5,605,451)	(767,944)
Proceeds from issuance of convertible senior notes, net of issuance cost paid and capped call option	6,416,762	—	—	—
Repurchase of ordinary shares	(84,547)	(1,006,451)	(1,157,472)	(158,573)
Proceeds from short-term borrowing	655,520	1,362,060	1,000,000	136,999
Repayment of short-term borrowing	(1,442,104)	(1,379,140)	(1,000,567)	(137,077)
Net cash (used in)/provided by financing activities	4,222,198	(3,096,040)	(6,763,490)	(926,595)
Effect of exchange rate changes on cash, cash equivalents	123,638	(19,466)	17,785	2,438
Net change in cash, cash equivalents	(550,097)	(62,056)	1,073,573	147,079
Cash, cash equivalents, beginning of year	621,034	70,937	8,881	1,217
Cash, cash equivalents, end of year	70,937	8,881	1,082,454	148,296

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure on non-cash information
Cash dividends declared in payables	730	7	12,543	1,718

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include condensed financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

2)

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE” and the subsidiaries and VIE’s profit or loss as “Share of profit in subsidiaries, VIE and equity method investments” on the Condensed Statements of Operations and Comprehensive Income.

3)	As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.
4)

Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.