Form 20-F
period 2025-12-31
ZTO Express (Cayman) Inc.
filed 2026-04-17
CIK 1677250

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 795,528,169 ordinary shares outstanding, par value $0.0001 per share, being the sum of 589,428,169 Class A ordinary shares, and 206,100,000 Class B ordinary shares.

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

INTRODUCTION

ZTO Express (Cayman) Inc., which we refer to as ZTO, is not a Chinese operating company but rather a Cayman Islands holding company. ZTO conducts its operations in China both through its subsidiaries and through contractual arrangements with ZTO Express Co., Ltd., which we refer to as ZTO Express. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in the provision of domestic mail delivery services. Therefore, we operate that part of our business in China through ZTO Express and its subsidiaries. We rely on contractual arrangements among Shanghai Zhongtongji Network Technology Co. Ltd., or Shanghai Zhongtongji Network, one of our PRC subsidiaries, ZTO Express and the shareholders of ZTO Express to consolidate the financial results of ZTO Express with ours under U.S. GAAP. These contractual arrangements enable us to direct the activities of ZTO Express, receive the economic benefits that could potentially be significant to ZTO Express in consideration for the services provided by Shanghai Zhongtongji Network, and hold an exclusive option to purchase all or part of the equity interests in ZTO Express when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of ZTO Express and hence consolidate its financial results with ours under U.S. GAAP. Revenues contributed by ZTO Express accounted for 81.4%, 84.4% and 87.1% of our total revenues for the fiscal years 2023, 2024 and 2025, respectively. As used in this annual report, “ZTO” refers to ZTO Express (Cayman) Inc., and “we,” “us,” “our company” or “our” refer to ZTO Express (Cayman) Inc. and its subsidiaries. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in ZTO Express but instead are purchasing equity interest in ZTO Express (Cayman) Inc., a Cayman Islands holding company.

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

ZTO, our Cayman Islands holding company, may transfer cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands) by making capital contributions or providing loans, and our Hong Kong subsidiaries may transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. Because ZTO and its subsidiaries control ZTO Express through contractual arrangements, they are not able to make direct capital contribution to ZTO Express. However, they may transfer cash to ZTO Express by loans or by making payment to ZTO Express for inter-group transactions. As of December 31, 2025, ZTO had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB14,282.6 million. For the years ended December 31, 2023, 2024 and 2025, no shareholder loans were provided by ZTO to our PRC subsidiaries, no dividends or distributions were made to ZTO by our subsidiaries, and dividends of US$299.3 million, US$780.7 million and US$520.4 million were paid by ZTO to its shareholders. Historically, ZTO paid dividends to its shareholders primarily using proceeds from offshore financing activities, and ZTO’s PRC entities distributed dividends to their holding companies in Hong Kong to provide funding for dividend distribution starting in 2024. As ZTO is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends may depend upon dividends paid by our PRC subsidiaries in the future. For more detailed discussion of how cash is transferred between ZTO, our subsidiaries and ZTO Express, see “Cash Transfers and Dividend Distribution” at the outset of Part I.

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

Our reporting currency is the Renminbi. This annual report contains translations of RMB and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of RMB and Hong Kong dollars into U.S. dollars and from U.S. dollars into RMB in this annual report were made at a rate of RMB6.9931 to US$1.00 and HK$7.7833 to US$1.00, the respective exchange rates on December 31, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any RMB, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, RMB or Hong Kong dollars, as the case may be, at any particular rate or at all.

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

Our Holding Company Structure and Contractual Arrangements

ZTO Express (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and ZTO Express, the consolidated affiliated entity, and its subsidiaries. Our domestic mail delivery services in China have been conducted through ZTO Express in order to comply with the PRC laws and regulations, which prohibit or restrict control of companies involved in the provision of domestic mail delivery services. Revenues contributed by ZTO Express accounted for 81.4%, 84.4% and 87.1% of our total revenues for the fiscal years 2023, 2024 and 2025, respectively. Investors in our ADSs and/or Class A ordinary shares are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and the VIE as of March 31, 2026:

(1)

ZTO Express Co., Ltd., or ZTO Express, is the VIE, with which we have maintained contractual arrangements. To the knowledge of our company, Meisong Lai, Jianfa Lai, Jilei Wang, Xiangliang Hu, Shunchang Zhang, Jianying Teng, Xuebing Shang, Baixi Lan and Jianchang Lai are beneficial owners of the shares of our company and hold 34.35%, 12.00%, 10.00%, 7.05%, 6.00%, 5.02%, 4.40%, 1.40% and 1.06% equity interests in ZTO Express, respectively. Among them, Meisong Lai and Jilei Wang are also directors of our company. The remaining 18.72% equity interest in ZTO Express are held by 34 other shareholders. None of these 34 shareholders hold more than 4.00% of the equity interest in ZTO Express. As of March 31, 2026, ZTO Express directly wholly owned 70 subsidiaries.

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

The following table sets forth the amount of the transfers for the periods presented.

	Year Ended December 31,
	2023	2024	2025

	(RMB in millions)
Collection of loans from Cayman, BVI, and Hong Kong subsidiaries to Parent	(1,561)	(6,894)	(12,583)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	840	53	8
Amounts received by subsidiaries of Parent from ZTO Express*	17,986	19,820	16,799

Note:

(1)	* The cash flows between the subsidiaries of Parent and ZTO Express included the following: transportation fees, service fees and rental expenses.

As of December 31, 2025, ZTO had made cumulative capital contribution and loans to its Cayman, BVI, and Hong Kong subsidiaries of RMB14,282.6 million.

In 2023, 2024 and 2025, no shareholder loan was provided by ZTO to our PRC subsidiaries.

For the years ended December 31, 2023, 2024 and 2025, our subsidiaries did not make any dividends or distributions to ZTO. For the years ended December 31, 2023, 2024 and 2025, dividends of US$299.3 million, US$780.7 million and US$520.4 million were paid to shareholders of ZTO of record as of designated record dates.

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

ITEM 3.          KEY INFORMATION

A.          Our Selected Consolidated Financial Data

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2023, 2024 and 2025, summary consolidated balance sheet data as of December 31, 2024 and 2025 and summary consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The summary consolidated statements of comprehensive income data for the years ended December 31, 2021 and 2022, the summary consolidated balance sheet data as of December 31, 2021, 2022 and 2023 and the summary consolidated cash flow data for the years ended December 31, 2021 and 2022 have been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Comprehensive Income Data:
Revenues	30,405,839	35,376,996	38,418,915	44,280,720	49,098,667	7,021,016
Cost of revenues	(23,816,462)	(26,337,721)	(26,756,389)	(30,563,628)	(36,827,226)	(5,266,223)
Gross profit	6,589,377	9,039,275	11,662,526	13,717,092	12,271,441	1,754,793
Operating income (expenses):
Selling, general and Administrative	(1,875,869)	(2,077,372)	(2,425,253)	(2,690,017)	(2,637,560)	(377,166)
Other operating income, net	789,503	774,578	770,651	749,784	840,980	120,259
Total operating expenses	(1,086,366)	(1,302,794)	(1,654,602)	(1,940,233)	(1,796,580)	(256,907)
Income from operations	5,503,011	7,736,481	10,007,924	11,776,859	10,474,861	1,497,886
Other income (expenses):
Interest income	363,890	503,722	706,765	993,535	747,072	106,830
Interest expense	(126,503)	(190,521)	(289,533)	(337,919)	(248,612)	(35,551)
Gain from fair value changes of financial instruments	52,909	46,246	164,517	202,886	126,038	18,023
Gain/(loss) on disposal of equity investees, subsidiaries and others	2,357	69,598	5,485	(10,518)	37,034	5,296
Impairment of investment in equity investees	—	(26,328)	—	(931,367)	—	—
Impairment on Goodwill	—	—	—	—	(84,431)	(12,073)
Foreign currency exchange gain/(loss)	(56,467)	147,254	93,543	(17,930)	1,542	221
Income before income tax and share of loss in equity method investments	5,739,197	8,286,452	10,688,701	11,675,546	11,053,504	1,580,632
Income tax expense	(1,005,451)	(1,633,330)	(1,938,600)	(2,845,361)	(1,905,236)	(272,445)
Share of (loss)/income in equity method investments	(32,419)	5,844	4,356	57,410	87,393	12,497
Net Income	4,701,327	6,658,966	8,754,457	8,887,595	9,235,661	1,320,684
Net loss/(income) attributable to noncontrolling interests	53,500	150,090	(5,453)	(70,760)	(155,010)	(22,166)
Net income attributable to ZTO Express (Cayman) Inc.	4,754,827	6,809,056	8,749,004	8,816,835	9,080,651	1,298,518
Net income attributable to ordinary shareholders	4,754,827	6,809,056	8,749,004	8,816,835	9,080,651	1,298,518
Net earnings per share/ADS attributable to ordinary shareholders
Basic	5.80	8.41	10.83	10.95	11.38	1.63
Diluted	5.80	8.36	10.60	10.70	11.19	1.60
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	819,961,265	809,442,862	807,739,616	804,875,816	797,634,860	797,634,860
Diluted	819,961,265	820,273,531	838,948,683	838,441,916	820,802,763	820,802,763
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	(146,533)	155,432	(104,052)	(103,970)	13,428	1,920
Comprehensive income attributable to ZTO Express (Cayman) Inc.	4,608,294	6,964,488	8,644,952	8,712,865	9,094,079	1,300,438

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	9,721,225	11,692,773	12,333,884	13,465,442	10,011,533	1,431,630
Short-term investment	2,845,319	5,753,483	7,454,633	8,848,447	15,620,892	2,233,758
Advances to suppliers	667,855	861,573	821,942	783,599	719,277	102,855
Prepayments and other current assets	3,142,368	3,146,378	3,772,377	4,329,664	5,102,997	729,719
Non-current assets:
Property and equipment, net	24,929,897	28,813,204	32,181,025	33,915,366	35,433,509	5,066,924
Goodwill	4,241,541	4,241,541	4,241,541	4,241,541	4,157,111	594,459
Total assets	62,772,343	78,523,586	88,465,221	92,340,330	91,023,997	13,016,257
Liabilities and equity
Current liabilities:
Short-term bank borrowings	3,458,717	5,394,423	7,765,990	9,513,958	10,934,419	1,563,601
Other current liabilities	5,794,380	6,724,743	7,236,716	6,571,492	6,288,714	899,273
Total liabilities	13,844,762	24,051,116	28,184,813	29,665,497	23,887,584	3,415,877
Total liabilities and equity	62,772,343	78,523,586	88,465,221	92,340,330	91,023,997	13,016,257

	Years Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	7,220,217	11,479,308	13,360,967	11,429,436	11,968,419	1,711,461
Net cash used in investing activities	(8,756,533)	(16,041,890)	(12,252,751)	(5,980,724)	(4,827,106)	(690,267)
Net cash (used in) /provided by financing activities	(2,903,985)	7,058,202	(769,836)	(4,995,180)	(10,567,203)	(1,511,090)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(150,430)	338,106	109,843	26,105	(58,340)	(8,343)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,590,731)	2,833,726	448,223	479,637	(3,484,230)	(498,239)
Cash, cash equivalents and restricted cash at beginning of year	14,360,092	9,769,361	12,603,087	13,051,310	13,530,947	1,934,900
Cash, cash equivalents and restricted cash at end of year	9,769,361	12,603,087	13,051,310	13,530,947	10,046,717	1,436,661

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

	As of December 31, 2025
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	553,021	7,079,848	2,378,664	—	10,011,533
Restricted cash	—	22,186	6,943	—	29,129
Accounts receivable, net	—	178,280	1,109,195	—	1,287,475
Financing receivables, net	—	179,283	495,597	—	674,880
Short-term investment	1,916,241	12,484,583	1,220,068	—	15,620,892
Inventories	—	32,725	7,923	—	40,648
Advances to suppliers	—	632,263	87,014	—	719,277
Prepayments and other current assets	16,806	2,522,260	2,563,931	—	5,102,997
Amounts due from related parties outside the consolidated group	—	452,499	25,366	—	477,865
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	64,716,810	36,553,887	14,416,724	(115,687,421)	—
Investment in equity investees	—	1,885,124	66,786	—	1,951,910
Property and equipment, net	—	28,870,545	6,562,964	—	35,433,509
Land use rights, net	—	4,900,496	1,861,744	—	6,762,240
Intangible assets, net	—	13,117	39,641	—	52,758
Operating lease right-of-use assets	—	41,631	356,451	—	398,082
Goodwill	—	—	4,157,111	—	4,157,111
Deferred tax assets	—	638,512	465,143	—	1,103,655
Long-term investment	—	4,161,110	1,060,000	—	5,221,110
Long-term financing receivables, net	—	148,481	891,465	—	1,039,946
Other non-current assets	—	479,577	459,403	—	938,980
Amounts due from related parties outside the consolidated groups-non-current	—	—	—	—	—
TOTAL ASSETS	67,202,878	101,276,407	38,232,133	(115,687,421)	91,023,997
Liabilities
Current liabilities
Short-term bank borrowings	559,448	377,000	9,997,971	—	10,934,419
Accounts payable	—	704,539	1,872,690	—	2,577,229
Advances from customers	—	48,405	1,784,726	—	1,833,131
Income tax payable	—	58,130	221,411	—	279,541
Amounts due to related parties outside the consolidated group	—	702,587	94,073	—	796,660
Amounts due to related parties within the consolidated group	—	14,416,724	—	(14,416,724)	—
Operating lease liabilities, current	—	11,824	127,963	—	139,787
Dividends payable	19,659	—	—	—	19,659
Other current liabilities	115,328	3,071,923	3,101,463	—	6,288,714
Long-term bank borrowings	—	18,000	—	—	18,000
Non-current operating lease liabilities	—	30,149	231,108	—	261,257
Deferred tax liabilities	—	518,302	96,771	—	615,073
Convertible senior bond	124,114	—	—	—	124,114
TOTAL LIABILITIES	818,549	19,957,583	17,528,176	(14,416,724)	23,887,584
Equity
Ordinary shares	513	17,452,435	600,000	(18,052,435)	513
Additional paid-in capital	24,000,698	600,000	3,918,356	(4,518,356)	24,000,698
Treasury shares, at cost	(254,480)	—	—	—	(254,480)
Retained earnings	42,918,864	63,280,738	16,125,690	(79,406,428)	42,918,864
Accumulated other comprehensive loss	(281,266)	(706,522)	—	706,522	(281,266)
Non-controlling interests	—	692,173	59,911	—	752,084
Total Equity	66,384,329	81,318,824	20,703,957	(101,270,697)	67,136,413
TOTAL LIABILITIES AND EQUITY	67,202,878	101,276,407	38,232,133	(115,687,421)	91,023,997

	As of December 31, 2024
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

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

	For the Year Ended December 31, 2025
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	20,324,921	42,757,837	(13,984,091)	49,098,667
Cost of revenues	—	(14,546,826)	(37,741,328)	15,460,928	(36,827,226)
Gross profit	—	5,778,095	5,016,509	1,476,837	12,271,441
Operating (expenses)/income
Selling, general and administrative	(249,902)	(1,181,455)	(1,301,787)	95,584	(2,637,560)
Other operating income, net	24,079	3,212,612	(823,290)	(1,572,421)	840,980
Other income/(expenses)	30,655	483,212	64,776	—	578,643
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(195,168)	8,292,464	2,956,208	—	11,053,504
Income tax expense	(7,231)	(1,308,222)	(589,783)	—	(1,905,236)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	9,283,050	2,403,930	(14,431)	(11,585,156)	87,393
Net income	9,080,651	9,388,172	2,351,994	(11,585,156)	9,235,661

	For the Year Ended December 31, 2024
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	21,602,652	37,386,476	(14,708,408)	44,280,720
Cost of revenues	—	(15,212,087)	(31,413,847)	16,062,306	(30,563,628)
Gross profit	—	6,390,565	5,972,629	1,353,898	13,717,092
Operating (expenses)/income
Selling, general and administrative	(337,258)	(1,392,543)	(1,048,134)	87,918	(2,690,017)
Other operating income, net	111,545	2,790,086	(710,031)	(1,441,816)	749,784
Other income/(expenses)	(509,456)	331,314	76,829	—	(101,313)
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(735,169)	8,119,422	4,291,293	—	11,675,546
Income tax expense	(31,510)	(1,740,643)	(1,073,208)	—	(2,845,361)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	9,583,514	3,255,373	(40,352)	(12,741,125)	57,410
Net income	8,816,835	9,634,152	3,177,733	(12,741,125)	8,887,595

	For the Year Ended December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Revenue	—	19,966,654	31,276,014	(12,823,753)	38,418,915
Cost of revenues	—	(12,858,581)	(27,791,654)	13,893,846	(26,756,389)
Gross profit	—	7,108,073	3,484,360	1,070,093	11,662,526
Operating (expenses)/income
Selling, general and administrative	(260,613)	(1,292,702)	(962,378)	90,440	(2,425,253)
Other operating income, net	52,968	1,857,145	21,071	(1,160,533)	770,651
Other income/(expenses)	(23,907)	605,560	99,124	—	680,777
Income before income tax and share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	(231,552)	8,278,076	2,642,177	—	10,688,701
Income tax expense	(26,270)	(1,318,961)	(593,369)	—	(1,938,600)
Share of profit/(loss) in subsidiaries, consolidated VIE, and equity method investments	9,006,826	2,054,159	(44,856)	(11,011,773)	4,356
Net income	8,749,004	9,013,274	2,003,952	(11,011,773)	8,754,457

The following table presents condensed consolidating cash flow data for ZTO Express (Cayman) Inc., the VIE and VIE’s subsidiaries, and other entities for the years ended presented. For the purpose of this presentation, the intercompany transactions among entities within our subsidiaries or among entities within the VIE and VIE’s subsidiaries were eliminated.

	For the Year Ended December 31, 2025
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	(26,453)	10,420,449	1,574,423	—	11,968,419
Net cash (used in)/provided by investing activities	10,864,563	(811,742)	(2,296,716)	(12,583,211)	(4,827,106)
Net cash(used in)/provided by financing activities	(11,430,347)	(12,536,779)	816,712	12,583,211	(10,567,203)

	For the Year Ended December 31, 2024
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	59,881	12,452,817	(1,083,262)	—	11,429,436
Net cash (used in)/provided by investing activities	7,759,397	(6,163,131)	(1,279,070)	(6,297,920)	(5,980,724)
Net cash(used in)/provided by financing activities	(6,763,490)	(6,257,011)	1,727,401	6,297,920	(4,995,180)

	For the Year Ended December 31, 2023
	ZTO Express		VIE and VIE’s		Consolidated
	(Cayman) Inc.	Subsidiaries	subsidiaries	Elimination	Total

	RMB
	(in thousands)
Net cash provided by/(used in) operating activities	26,445	14,596,176	(1,261,654)	—	13,360,967
Net cash (used in)/provided by investing activities	3,027,005	(13,182,500)	(536,180)	(1,561,076)	(12,252,751)
Net cash(used in)/provided by financing activities	(3,096,040)	(1,206,350)	1,971,478	1,561,076	(769,836)

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

Risks Related to Our Corporate Structure

ZTO is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements. Investors in our ADSs and/or Class A ordinary shares thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with the PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on pages 40-41 of this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 43 of this annual report.
●	PRC government’s significant authority in regulating our operations and its oversight and control over securities offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares” on page 44 of this annual report.
●	Risks and uncertainties arising from the legal system in the jurisdiction where we operate, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in the jurisdiction where we operate, could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us” on page 44 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 46 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on pages 53-54 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 54 of this annual report.

Risks Related to Our Shares and ADSs

●	The trading prices of our ADSs and Class A ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to holders of our Class A ordinary shares and/or ADSs.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
●	We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Related to Our Business and Industry

Our business and growth are highly dependent on the development of the e-commerce industry and the emergence of New Retail in China.

We generate a significant portion of our parcel volume by serving end customers that conduct business on various e-commerce platforms in China, and our end customers rely on our services to fulfill orders placed by consumers on such platforms. In December 2025, more than 90% of our total parcel volume was attributable to e-commerce platforms. Our business and growth are therefore highly dependent on the current state and future prospects of the e-commerce industry in China.

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

As of December 31, 2025, we had over 31,000 pickup/delivery outlets and over 6,000 direct network partners under our ZTO brand. We rely on these network partners to directly interact with and serve end customers. However, the interests of a network partner may not be entirely aligned with ours or with those of our other network partners at all times. We manage our business relationships with direct network partners through contractual agreements, which provide for performance incentives along with periodic evaluations. Our direct network partners may sub-contract part of their business to their cooperation partners, which we refer to as our indirect network partners. The sub-contracting to indirect network partners is subject to our consent. However, we may not be able to manage the network partners as effectively as if we had full ownership of them or operated their business directly. In particular, we do not enter into agreements with our indirect network partners and are therefore unable to exert a significant degree of influence over them.

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

Our daily operations rely heavily on the orderly performance of our sorting hubs and the pickup and delivery outlets operated by our network partners. Any service disruption at our sorting hubs or the pickup and delivery outlets as a result of a failure or disruption of the automated facilities, under-capacity during peak parcel volume periods, force majeure, third-party sabotage, disputes, employee delinquency or strike, government inspections or regulatory orders mandating service halt or temporary or permanent shutdown would adversely impact our business operations. For example, any ad hoc regulatory inspection by local authorities, such as environmental safety, work safety, equipment safety, fire safety and security checks, on any of our facilities or our network partners’ service outlets may cause business disruptions and suspensions, delay the processing and delivery of parcels and penalties. The outbreak of an epidemic, such as the heavy rainfalls and floods in Hebei province in July and August 2023 caused temporary closure of our facilities, sorting hubs and service outlets in Hebei province. If we are required by governmental authorities to implement changes to our facilities or relocate any of our facilities or our network partners’ service outlets, the operating costs of us and our network partners may increase as a result. In the event of service disruptions at our sorting hubs or outlets, parcel sorting or parcel pickup and delivery may be delayed, suspended or stopped. Such parcels would need to be redirected to other nearby sorting hubs or outlets, and such rerouting of parcels will likely increase risks of delay and delivery errors. At the same time, increased parcel sorting or pickup and delivery pressure on nearby sorting hubs or outlets may negatively impact their performance and result in adverse effects to our entire network. Any of the foregoing events may result in significant operational interruptions and slowdowns, customer complaints and reputational damage.

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

Our business is labor-intensive. As of December 31, 2025, we had a total of 23,399 employees. We also engage outsourcing firms to provide certain services at our network facilities. A failure by us or our network partners to maintain a stable and dedicated workforce may result in disruption or delays in the services provided to end customers. We and our network partners often need to hire additional or temporary workers to handle the significant increase in parcel volume following special promotional events such as promotional campaigns on June 18, November 11 and December 12 of each year or during other peak seasons throughout the year. During these periods we have observed an increasingly competitive and tight labor market. In general, this has resulted in, and we expect will continue to result in, increased labor costs driven by higher salaries, social benefits and employee headcounts.

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

The Interim Regulations on Express Delivery, which were promulgated by the State Council on March 2, 2018, took effect on May 1, 2018, recently amended on April 13, 2025 and took effect on June 1, 2025, imposed or revised a number of requirements on us in operating our express delivery business, including the following: (i) we are required to timely file records with the local postal administrations for opening express delivery terminal outlets; (ii) in case we intend to suspend operating express delivery services, we shall make public announcement in advance, submit a written notice to the postal administrative departments, return the Courier Service Operation Permit and make proper arrangements for undelivered express parcels; (iii) we shall not sell, reveal or illegally provide any client information and we shall take remedial measures and report to the local postal administrations in case any client information is revealed or may be revealed; (iv) we shall verify the identity of senders and register their identity information when receiving express parcels and shall not receive their express parcels where senders refuse to furnish identity information or furnish false identity information; (v) we shall refuse to accept prohibited parcels, shall cease sorting, transporting and delivering any parcels which are suspected of containing prohibited items and shall promptly submit a report to governmental authorities and assist in investigations; (vi) we shall formulate our emergency plans, carry out emergency drills and exercises regularly and report emergencies to the local postal administrations; (vii) clients may claim compensation from us for any delay, missing, damage or shortage of express parcels handled by our network partners, since they use our trademark, corporate name and express waybill; and (viii) we are required to use packaging materials in compliance with mandatory national standards, and encouraged to use such materials in an optimized and economical manner as well as to adopt those with Green Product Certification. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” The operation of our express delivery service is subject to this regulation. Failure to comply with these regulations or any regulatory requirements may result in regulatory interviews by the competent authorities, requirement to rectify, fines, suspension of business for remediation or revocation of Courier Service Operation Permits.

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

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. For instance, the PRC E-commerce Law establishes additional standards in the express delivery industry. The PRC Foreign Investment Law, promulgated on March 15, 2019 and effective on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. Further, the State Council also promulgated the Interim Regulations on Express Delivery on March 2, 2018. The Interim Regulations on Express Delivery, which took effect on May 1, 2018, recently amended on April 13, 2025 and took effect on June 1, 2025, stipulate additional requirements and filing procedures for courier service operators in operating new express delivery terminal outlets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Express Delivery Services.” As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. If the PRC government considers that we or our network partners were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the authority, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our that business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

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

We provide financial services to qualified network partners. A qualified network partner must meet certain criteria set by us, such as having a legal and stable income or source of income and engaging in operation activities that are legal and meet the national industrial policies and requirements. Under PRC laws, an enterprise must obtain business licenses with corresponding business scope and/or approvals or filings from the governmental authorities related to operating and providing financial services, and our company is compliant with the laws and regulations in the PRC in all material aspects during the 2023, 2024 and 2025 with regard to the provision of such financial services. In connection with the financial services we provide to qualified network partners, we have obtained the requisite business licenses and/or approvals under PRC laws and regulations through various PRC subsidiaries. We have entered into agreements with qualified network partners and have committed and will continue to commit our own capital, which has had, and may continue to have, a negative impact on our cash flow. However, we cannot assure you that the consolidated affiliated entities have timely made all required filings with the governmental authorities including to update or renew their business licenses, approvals or filings, and the failure may subject us to a correction order or fines.

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

In order to implement our strategies and expansion plan, we made significant capital expenditures on the acquisition of land use rights, construction of facilities and upgrading of delivery infrastructure in connection with the growth of our business. We paid an aggregate of approximately RMB6.7 billion, RMB5.9 billion and RMB6.1 billion (US$0.9 billion) in 2023, 2024 and 2025, respectively, for purchases of property and equipment and purchases of land use rights. To facilitate our future expansion, including the entry into new sectors, we may need to continue to make substantial capital expenditures.

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

Fuel costs and transportation expenses incurred in connection with the use of third-party transportation services represent 19%, 21% and 21% of our line-haul transportation costs in 2023, 2024 and 2025, respectively. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control-measures or pass on incremental costs to our customers. For example, fuel price increases due to international factors, such as the Ukraine-Russia conflict and the Israeli-Palestinian conflict, may adversely impact our gross profit margin. As a result, our operating margin and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

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

Although our current operations are almost exclusively in China, we also offer express delivery services in certain key overseas markets. If we further expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, such as the one between the United States and China. Tensions between the United States and China have led to additional or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose, additional or higher tariffs on products imported from the United States, among other measures. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

In addition, political tensions between the United States and China have escalated due to various factors. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. We do not believe that ZTO Express (Cayman) Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rules unchanged while expanding its scope and coverage in certain respects. The COINS Act will not take effect until the Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027. As such, the Treasury may further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. Any such expansion may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. On December 28, 2021, the Cyberspace Administration of China and twelve other government authorities promulgated the new Measures for Cybersecurity Review, or Cybersecurity Review Measures, which took effect on February 15, 2022, to replace the original measures promulgated in 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that the network platform operators holding over one million users’ personal information shall declare to the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. On August 17, 2021, the State Council promulgated the Regulations on the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any administration department of any such critical industry and sector relevant to us. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have certain discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would ultimately be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. As of the date of this annual report, we have not received any official letter or document issued by the competent governmental authorities identifying us as a critical information infrastructure operator under the Regulations on the Security Protection of Critical Information Infrastructure, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis and we have not received any inquiry, notice, warning, or sanctions in such respect. We may need to declare to the Cybersecurity Review Office for a cybersecurity review and we may not be able to ascertain the results of such a declaration. If we are unable to comply with the cybersecurity, data privacy and critical information infrastructure requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. The Measures on Security Assessment of Cross-border Data Transfer shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. Pursuant to such measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration, if it intends to provide data abroad under any of the following circumstances: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. Although certain of our data related to export cross-border parcel delivery has been approved for outbound transfers following the completion of the required outbound security assessments by the Cyberspace Administration of China as of the date of this annual report, we may be required to undergo security assessments for outbound data transfers from time to time, and we face uncertainties regarding whether such assessments or any other specific related actions can be completed in a timely manner or at all. If we fail to comply with such requirements may subject us to suspension of services, fines, and revoking business permits or business licenses, among other things.

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

To consolidate and optimize our delivery capacity in key geographic areas in China, we conducted certain asset and equity acquisitions from 2014 to 2016. In 2017, we acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries. In June 2018, we made a strategic investment of approximately US$168 million to acquire an approximately 15% equity stake in Cainiao Post, Cainiao Network’s network of last-mile delivery stations. We have recorded goodwill as a result of certain acquisitions. If these companies do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. The impairment charge for the goodwill was nil, nil and RMB84.4 million (US$12.1 million) in 2023, 2024 and 2025, respectively. Furthermore, we continually review our equity method investments in equity investees to determine whether a decline in fair value below the carrying value is “other-than-temporary” and impairment loss needs to be recognized. The primary factors that we consider include the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee and other company specific information such as recent rounds of financing. If the condition or performance of the equity investees has changed in the future, we may have to record additional impairment charges in future accounting periods. If we need to recognize significant impairment losses on equity investments, our results of operations will be materially and adversely affected.

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

In August 2022, we issued US$1 billion in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may require us to repurchase for cash all or part of 2027 Notes on September 2, 2025, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$36.48 per ADS and is subject to adjustment under the terms of the capped call transactions.

In February 2026, we issued US$1.5 billion in aggregate principal amount of convertible senior notes due 2031, or the 2031 Notes. The 2031 Notes will bear interest at a rate of 0.925% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2026. The 2031 Notes will mature on March 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may requires us to repurchase for cash all or part of 2031 Notes on March 1, 2029, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the 2031 Notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2031 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$35.9906 per ADS and is subject to adjustment under the terms of the capped call transactions.

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

We derive most of our revenues from, and hold most of our assets through, our subsidiaries. As a result, we may rely in part upon distributions and advances from our subsidiaries in order to help us meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with distributions or advances. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities. In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●our financial condition, results of operations and cash flows;
●general market conditions for financing activities by internet companies; and
●economic, political and other conditions in the PRC and elsewhere.

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

The PRC government strengthened enforcement against monopoly agreements, concentration of undertakings, abuse of dominant market position and other anti-unfair competitive activities or anti-monopoly activities in recent years. We may incur significant expenses and devote significant resources and efforts toward ensuring compliance with the existing and new laws, regulations, rules and other regulatory requirements that may be enforced from time to time. If we fail to comply with the competition laws, regulations, rules and other regulatory requirements, we may also be subject to investigations, penalties, sanctions, claims, lawsuits and other legal and regulatory proceedings, which could materially and adversely affect our business, operations, reputation, brand, the trading prices of our ADSs, Shares and/or other securities.

The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.

As of March 31, 2026, we have not obtained land use rights certificates with respect to an aggregate gross land area of approximately 112,000 square meters of sorting hubs and property ownership certificates with respect to an aggregate gross floor area of approximately 608,000 square meters of buildings. We are in the process of applying for the registration of the land use right and property ownership certificates pursuant to the applicable contracts for assignment of state-owned construction land use right, but we are unable to estimate the time required to complete such registration and obtain such certificates. We have also used some new buildings before we finish filing of as-built inspection on such buildings. Furthermore, although it is customary for express delivery services providers to construct buildings on industrial land as their offices, delivery and sorting hubs or outlets, depending on the attitude and supervision of the government authority, we could be asked to use the building in line with the approved usage specified on certain licenses of such buildings.

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

As of March 31, 2026, for a small portion of our leased sorting hubs and offices, we have not been provided by the lessors with the applicable certificates, approvals or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. To our knowledge, some of the lessors of the leased delivery and pickup outlets have not provided our network partners with their property title certificates, approvals or other documentation proving their right to lease those properties. If our network partners were to find replacement premises for their outlets due to any lease deficiencies, the daily operations of such outlets may be negatively affected. In addition, a substantial portion of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by PRC laws. The failure to register leasehold interests may expose us to potential fines.

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

We are engaged in commercial franchising, which refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operation and pay franchising fees according to the contract. We and our network partners are therefore subject to regulations on commercial franchising. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Commercial Franchising.” Under the relevant regulations, we are required to file our cooperation arrangements with network partners with the PRC Ministry of Commerce or its local counterparts. We have completed the commercial franchising filing as of the date of this annual report and are subject to regular post-filing report. Failure to comply with these regulations result in orders to rectify, fines, or revocation of the filing.

We are uncertain about the recoverability of our input value-added tax, which may affect our financial positions in the future.

As of December 31, 2023, 2024 and 2025, our input value-added tax, or VAT, amounted to RMB2,704.2 million, RMB3,012.3 million and RMB3,359.7 million (US$480.4 million), respectively. Input VAT can be deducted from output VAT payable. The VAT recoverable is mainly the net difference between output and input VAT. We did not encounter any disputes with the relevant taxation authorities on the amounts of VAT recoverable during 2023, 2024 and 2025. However, we cannot guarantee the recoverability of input VAT in the future because the rules, regulations and policies governing VAT may change in the future, which may have an impact on VAT recoverable. If we fail to recover our input VAT, our financial positions would be adversely affected.

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

ZTO is a Cayman Islands holding company with no equity ownership in ZTO Express. We conduct our operations in China primarily through our PRC subsidiaries and ZTO Express with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in ZTO Express in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with ZTO Express do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of ZTO Express which contribute to 87.1% of our revenues in 2025. Our holding company in the Cayman Islands, ZTO Express and investors of ZTO face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ZTO Express and, consequently, significantly affect the financial performance of ZTO Express and our company as a group.

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

The State Administration of Foreign Exchange promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Supplementary Circular of the Comprehensive Department of the State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Circular from the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, and the Circular from the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign - invested Enterprises in Certain Areas. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the State Administration of Foreign Exchange will permit such capital to be used for equity investments in China in actual practice. The State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the State Administration of Foreign Exchange promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 4, 2023, the State Administration of Foreign Exchange promulgated the Notice on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which further facilitated the foreign exchange receipts and payment, expanded capital account-related facilitation policies, and optimized the foreign exchange administration for the capital account. However, since the relevant government authorities have certain discretion in interpreting the regulation, it is unclear how the State Administration of Foreign Exchange and competent banks will carry this out in practice.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly listed companies may submit applications to local branches of the State Administration of Foreign Exchange for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the State Administration of Foreign Exchange on February 15, 2012, or the 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and applicable non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure to complete registrations of the State Administration of Foreign Exchange may subject them to orders to rectify, warnings, fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

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

Some of our subsidiaries and consolidated affiliated entities are entitled to a favorable statutory enterprise income tax rate of 15% or 10% because of their qualifications as a high and new technology enterprise, or as a key software enterprise, or as enterprises within the Catalogue of Encouraged Industries in Western Regions or because of favorable local tax treatment for various terms. The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state,” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Shanghai Zhongtongji Network, our wholly owned subsidiary, has enjoyed a preferential enterprise income tax rate of 15% as a high and new technology enterprise since 2017. It renewed this status for another three-year period in November 2023. We cannot assure you that Shanghai Zhongtongji Network will continue to qualify as a high and new technology enterprise when it is subject to review in the future. Should Shanghai Zhongtongji Network lose this qualification for any reason, it will no longer enjoy the 15% preferential tax rate, and its applicable enterprise income tax rate may increase to 25%. If Shanghai Zhongtongji Network does not maintain its status as a high and new technology enterprise, our financial condition and results of operation could be materially and adversely affected. In addition, in 2025, 19 of the consolidated affiliated entities located in the municipalities or provinces in western China benefitted from a 15% preferential income tax rate as qualified enterprises within the Catalogue of Encouraged Industries in Western Regions. The preferential income tax rate will expire as of December 31, 2030. Furthermore, Shanghai Zhongtongji Network was recognized as a key software enterprise status in 2025 and thus was entitled to a preferential tax rate of 10% retroactively for the fiscal year of 2024.

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

As of the date of this annual report, Zto Lms Holding Limited, a British Virgin Islands company wholly beneficially owned by The LMS Family Trust, with Mr. Meisong Lai as the settlor and Mr. Meisong Lai and his family members as beneficiaries, holds 206,100,000 Class B ordinary shares. Mr. Meisong Lai exercises the power to vote these shares which, due to the disparate voting powers associated with our dual-class share structure, constitutes 78.5% of the aggregate voting power of our company as of March 31, 2026. Consequently, Mr. Meisong Lai has decisive influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our listed securities. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and/or ADSs may view as beneficial.

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

We adopted share incentive plans for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In June 2016, we also established an employee shareholding platform to allow our employees in the PRC to receive share incentives. We account for shared-based compensation for these share incentive awards using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. We will incur additional share-based compensation expenses in the future as we continue to grant share incentives using the ordinary shares reserved for this platform. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

The conversion of some or all of 2027 Notes and 2031 Notes will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs and/or Class A ordinary shares issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our Class A ordinary shares and/or the ADSs. In addition, the existence of the 2027 Notes and the 2031 Notes may encourage short selling by market participants because the conversion of the 2027 Notes and the 2031 Notes could depress the price of our Class A ordinary shares and/or the ADSs. The prices of our Class A ordinary shares and/or the ADSs could be affected by possible sales of our Class A ordinary shares and/or the ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our Class A ordinary shares and/or the ADSs.

In connection with the offering of the 2027 Notes and the 2031 Notes, we have entered into capped call transactions with certain counterparties in order to reduce the potential dilution with respect to our ADSs upon such conversion and/or offset any cash payments that we will be then required to make in excess of the principal amount of the converted notes. Such strategy with respect to the capped call transactions is subject to the risks described under “If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.” Furthermore, if the market price per ADS, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution upon conversion of the notes to the extent that such market price exceeds the cap price of the capped call transactions (subject to our ability to elect, subject to certain conditions, to settle the capped call transactions in cash, in which case we would not receive any ADSs from the option counterparties upon settlement of the capped call transactions).

Provisions of our convertible senior notes could discourage an acquisition of us by a third-party.

Certain provisions of the 2027 Notes and the 2031 Notes could make it more difficult or more expensive for a third-party to acquire us, or may even prevent a third-party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of the 2027 Notes and the 2031 Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. For instance, if our ADSs cease to be listed on the New York Stock Exchange, such potential delisting from the United States exchange would constitute a fundamental change, triggering the holders’ rights to require us to repurchase their notes. In the event of a potential delisting, if our Class A ordinary shares remain listed on the Hong Kong Stock Exchange, Singapore Exchange or London Stock Exchange, the 2027 Notes and the 2031 Notes may become converible into our Class A ordinary shares, but the content and impact of any supplemental indenture we need to execute in connection with the delisting are uncertain. In the event of a fundamental change, we may also be required to increase the conversion rate for conversions in connection with such fundamental changes. By discouraging an acquisition of us by a third-party, these provisions could have the effect of depriving our shareholders of an opportunity to sell their securities at a premium over prevailing market prices.

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

On March 19, 2024, our board of directors approved a cash dividend of US$0.62 per ADS and ordinary share for the fiscal year 2023 to holders of ADSs and ordinary shares of record as of the close of business on April 10, 2024. On March 19, 2024, our board of directors approved a semi-annual cash dividend policy, under which, starting from 2024, we will declare and distribute a recurring cash dividend semi-annually, in which the aggregate amount of the semi-annual dividend distributions for each year is equivalent to no less than 40% of our distributable profit in such fiscal year, or as otherwise authorized by our board of directors. Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. In addition, the amount, timing, and whether or not we actually distribute dividends at all remains entirely at the discretion of our board of directors. Pursuant to this policy, on August 20, 2024, our board of directors approved an interim cash dividend of US$0.35 per ADS and ordinary share for the six months ended June 30, 2024 to holders of ADSs and ordinary shares of record as of the close of business on September 10, 2024. On March 18, 2025, our board of directors approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024 to holders of ADSs and ordinary shares of record as of the close of business on April 10, 2025. On August 19, 2025, our board of directors approved an interim cash dividend of US$0.30 per ADS and ordinary share for the six months ended June 30, 2025 to holders of ADSs and ordinary shares of record as of the close of business on September 30, 2025. On March 17, 2026, our board of directors approved a cash dividend of US$0.39 per ADS and ordinary share for the six months ended December 31, 2025, to holders of its ordinary shares and ADSs as of the close of business on April 8, 2026.

Since March 2024, we have maintained a semi-annual dividend policy with a payout ratio of no less than 40% of our prior year’s adjusted net income, or as otherwise authorized by our board. To optimize capital allocation and further align the interests of our shareholders, the board has approved an enhanced return mechanism. Starting from 2026, we target an aggregate annual shareholder return ratio of no less than 50% of our adjusted net income for the prior fiscal year, comprising both cash dividends and share repurchases. The specific mix, timing, and execution of such returns will be determined under the board’s direction and authorization, taking into account our share price, operating results, and cash reserves, among other factors, to ensure a balanced and sustainable return.

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

We have developed an extensive and reliable delivery network in China. As of December 31, 2025, our network infrastructure consists of 93 sorting hubs with 596 automation lines, approximately 3,800 line-haul routes serviced by over 10,000 line-haul vehicles that we own and operate, and over 6,000 direct network partners operating over 31,000 pickup/delivery outlets and approximately 100,000 last-mile posts. Our network covers over 99% of cities and counties in China.

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

Sorting hubs

Our sorting hubs are connected by the line-haul transportation network we operate. Each sorting hub collects parcels from outlets within its coverage area, sorts parcels according to their destination and dispatches them to the appropriate destination sorting hub. As of December 31, 2025, we operated 88 sorting hubs and our business partners operated 5 sorting hubs.

The sorting hubs operated by our business partners are located in remote areas in China and we work closely with independent third-party owners to effectively operate those hubs. In addition to the sorting hubs, our network partners also operate sorting facilities in certain remote areas in China.

Of the 88 sorting hubs we operate, 72 are located on premises we own, for 3 of which we also lease additional areas, and 16 are located on leased premises. We plan to make long-term investments in land and facilities on premises we own to support the stability of our operations. From time to time, we also provide temporary warehousing services to certain key account customers to store their products close to their target demographics.

We have continually adopted new technology solutions in automation hardware and software to enhance the efficiency of our operations. For example, we adopted telescopic conveyor belts for loading and unloading trucks in 2015, as well as fully integrated dynamic-weighing machines capable of measuring the dimensions and weight of parcels simultaneously at a high speed without having to stop the flow of packages. In addition, we work with technology companies and academic institutions to customize and upgrade existing design concepts. For example, we have successfully collaborated with the Chinese Academy of Sciences in the Academy’s development of several variations of automated sorting equipment since 2015. We have also developed and continually re-engineered sophisticated software (including data-enabled algorithm, real-time analytics and recalibration) to support high-speed sorting in order to ensure fast and reliable package data capturing and dispatch, and to reduce sorting errors and costs of re-work. In particular, we utilize an image-based learning algorithm in our safety inspection of packages to recognize prohibited or illegal items during our inspection process and to reduce human error. The number and capacity of our automated sorting lines increased substantially from 8 in 2016 (all of which were for small parcels) to 596 in 2025 (259 of which were for large parcels and the remaining 337 for small parcels).

Line-haul transportation network

We connect our sorting hubs with approximately 3,800 line-haul routes. Our line-haul transportation network is serviced primarily by (i) our own fleet, and (ii) certain independent third-party vehicles. We control the route planning and vehicle dispatch of our entire line-haul transportation network.

As of December 31, 2025, our own fleet consisted of over 10,000 trucks, of which more than 9,700 are high capacity 15 to 17-meter-long trailer models. We also contract other independent third-party transportation companies to fulfil additional capacity needs, most of which are single trip transportation when we foresee a low return trip truckload. We carefully review the operating history, fleet condition, reliability and other criteria of the bidders to select only suitable providers.

In order to further improve our operating efficiencies as volume increases, we have systematically increased the proportion of high capacity 15 to 17-meter-long trailer models within our fleet from 39% in 2016 to 94% in 2025 to optimize unit output and reduce cost. Moreover, we have established a systematic data- and technology-driven program to improve trailer designs to reduce costs as well as enable digital tracking for real-time analytics of our vehicles. Further, we also helped develop improved vehicle parts and patented trailer designs. For example, our patented design of curved aluminum trailer is not only lighter but also more aerodynamic compared with traditional square-shaped steel containers. The higher capacity of these trailers (145m3 rather than 127m3) and their lighter weight (6,700kg/ea rather than 9,000kg/ea) contributes to the increased fuel economy of our trailers and further contributes to a reduction in transportation cost. This allows us to better manage our moving assets by assessing real-time operating conditions such as vehicle speed and estimated fuel consumption and estimating normal wear and tear in order to schedule proper maintenance intervals.

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

Pickup and delivery outlets and last-mile posts

The pickup and delivery outlets are all operated by our network partners and are not owned by us. Our network partners primarily provide pickup and last-mile delivery services through the outlets managed by them, although certain larger outlets also have regional sorting and dispatching capabilities. Each outlet has its own designated geographical scope of operation and can generally only take orders originating within that area. Our network partners also generally arrange the transportation between pickup/delivery outlets and our sorting hubs. As of December 31, 2025, our network had over 31,000 pickup and delivery outlets nationwide, covering over 99% of China’s cities and counties.

We have encouraged our network partners to invest early and secure physical presence with last-mile capabilities and consumer access by establishing last-mile posts. We currently have approximately 100,000 last mile posts across China. A last mile post is on average a 35-60 square meter space located near residential areas or office buildings or on university campuses where the couriers can leave delivery packages for recipients to pick up instead of delivering in person. A last mile post can be multifunctional and serve different purposes including receiving outgoing packages, collecting fees from couriers who leave packages for pickup (including processing packages left by competitors’ couriers) and realizing retail profit, thereby achieving greater overall labor and facility costs efficiencies.

Our Network Partner Model

Our network partners own and operate the pickup and delivery outlets under our brand and form an important part of our network system. The diagram below illustrates our network partner model.

中通快递
ZTO EXPRESS
Direct Service Contract
Direct Settlement
Direct Investment / Ownership
Direct Network Partners
Direct Service Contract
Direct Settlement
Indirect Network Partners
Direct Investment / Ownership
Direct Investment / Ownership
Sorting Hubs
Sorting Hubs
Pickup and Delivery Outlets
Pickup and Delivery Outlets

As of December 31, 2025, we had over 6,000 network partners with whom we have directly entered into agreements prescribing the terms and conditions of their operations of pickup and delivery outlets under our brand. We refer to such network partners as our direct network partners. These agreements with direct network partners are generally for a term of three years and each direct network partner may elect to negotiate with us for renewal of the agreement upon expiration if it wishes to remain in our network. Our network partners pay us network transit fees for the express delivery services we provide to them. The network transit fees that we charge our network partners for the express delivery services we provide to them primarily consist of (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on parcel weight and route distance. We have the right to impose monetary penalties on our direct network partners for failure to adhere to the terms of the agreements. A direct network partner is also required to place a deposit with us as a performance guarantee. We have authorized our direct network partners to conduct their express delivery business exclusively under our “Zhongtong” or “ZTO” brand and mandate the unified application of our logos on outlets, personnel uniforms, transportation vehicles and packaging materials.

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

We had a financing receivables balance of RMB2,100.2 million, RMB2,040.1 million and RMB1,714.8 million (US$245.2 million) as of December 31, 2023, 2024 and 2025. No material default occurred as of December 31, 2025.

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

We also operate a call center network providing real-time assistance during business hours, seven days a week. Our automated system continues to respond to inquiries outside of business hours and forwards complicated inquiries to our live call center representatives for further handling during business hours. Our call center network is localized with branch offices in 31 provinces in China with mostly local hires to leverage their local knowledge. All branches can be reached via a unified number and use a centralized call system and database. Our call system automatically directs incoming calls to the local branch near the caller’s location for localized handling. We have over 500 call center representatives who adhere to the same customer service standards nationwide and their local knowledge adds to our customer service effectiveness. We provide regular trainings to our representatives and periodically review callers’ level of satisfaction with the service they received from us. At the end of each call, each caller is asked to grade the quality of our customer service and a designated call-back team follows up on all incidences of dissatisfaction.

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

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2025, we owned over 200 computer software copyrights in China for various aspects of our operations, maintained over 700 trademark registrations and 200 patents inside China. As of December 31, 2025, we had registered nine domain names, including zto.cn, among others.

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

Branding and Marketing

We strive to enhance our brand awareness through the provision of high-quality services and marketing initiatives. We were named as National Model Establishment by Central Leading Group for Publicity, Ideological and Cultural Work. We were also named as Youth Model Unit by Central Committee of the Communist Youth League, Ministry of Transport. We were awarded as one of the Top 50 Chinese Logistics Companies in 2023, 2024 and 2025, respectively, by China Federation of Logistics & Purchasing. We were also named as one of China’s Top 500 Private Enterprises (ranked 280) and 2025 China Top 100 Private Service Enterprises (ranked 63) in 2025 by All-China Federation of industry and Commerce. We were awarded as Shanghai Model Collective by CPC Shanghai Municipal Committee, Shanghai Municipal People’s Government. We were also with the awarded as one of the 2025 Shanghai Top 100 Private Enterprises (ranked 17), 2025 Shanghai Top 100 Enterprises (ranked 48), 2025 Shanghai Top 100 Service Enterprises (ranked 23), 2025 Shanghai Top 100 Private Service Enterprises (ranked 9), 2025 Shanghai Top 100 Growth Enterprises (ranked 83) by Shanghai Enterprise Confederation, Shanghai Entrepreneurs Association, Jiefang Daily.

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

Environmental protection. We have published an annual ESG report since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. Starting from this reporting year, we have officially renamed the ESG report to the Sustainability report. The Sustainability report and previous ESG reports are available at http://zto.investorroom.com/.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased compulsory motor vehicle liability insurance and commercial insurance such as automobile third-party liability insurance, vehicle loss insurance, driver/passenger liability insurance and group accident insurance for delivery personnel. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance to our employees.

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

Pursuant to the Measures for Information Reporting on Foreign Investment, promulgated by the PRC Ministry of Commerce and the State Administration for Market Regulation, and became effective on January 1, 2020, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign investment enterprise shall submit the investment information to the competent commerce department. The Implementation Regulation for the PRC Foreign Investment Law, promulgated by the State Council and became effective on January 1, 2020, provides that foreign investment enterprises established in accordance with the PRC Equity Joint Venture Law, the PRC Wholly Foreign-owned Enterprise Law, and the PRC Cooperative Joint Venture Law prior to implementation of the PRC Foreign Investment Law shall, within the five-year period following the implementation of the PRC Foreign Investment Law, adjust their organization form and organization structure pursuant to the provisions of the PRC Company Law, the PRC Partnership Enterprise Law and related laws, and complete change registration in accordance with the law. With effect from January 1, 2025, where an existing foreign investment enterprise has not adjusted its organization form or organization structure and complete the change registration in accordance with the law, the market regulatory authorities shall not process the application(s) for any other registration matter(s) of the said foreign investment enterprise, and shall publicly announce the relevant information.

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

Pursuant to (i) the Postal Law, (ii) the Administrative Measures for Courier Service Market, (iii) the Administrative Measures on Courier Service Operation Permits, which was most recently amended on November 28, 2019, and (iv) the Interim Regulations on Express Delivery, which was most recently amended on April 13, 2025 and took effect on June 1, 2025, any entity engaging in express delivery services must obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. If an entity operates express delivery services without obtaining a Courier Service Operation Permit in accordance with the above measures and regulations, it may be compelled to make corrections, subject to the confiscation of its earnings generated from its unlicensed operating express delivery services, imposed a fine ranging from RMB50,000 to RMB100,000 or where the circumstances are severe, ranging from RMB100,000 to RMB200,000, and/or ordered to suspend its business operation for rectification or even cancellation of its Courier Service Operation Permit. If a permit-holder who ceases its business operation for over six months within the effective period of the Courier Service Operation Permit, it will be ordered by the postal administration departments to return the Courier Service Operation Permit, and if it refuses or fails to do so on time, the postal administration departments shall publicly announce the annulment of the Courier Service Operation Permit.

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

According to the Interim Regulations on Express Delivery, express delivery operators shall obtain the Courier Service Operation Permit for express delivery. Express delivery operators and their branches may open express delivery terminal outlets which are required to file with the local postal administrations in the places where they are located for record within 20 days from the date of opening their express delivery terminal outlets. The delivery terminal outlets are not required to obtain a business license. Where an express delivery service operator fails to file with the local postal administrations for opening their express delivery terminal outlets, such express delivery service company may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. In case an express delivery service company intends to suspend operating express delivery services, it shall (i) make public announcement ten days in advance, (ii) submit a written notice to the postal administrative departments, (iii) return the Courier Service Operation Permit and (iv) make proper arrangement on undelivered express parcels. Failure to comply with such requirement may be compelled to make corrections, imposed a fine ranging up to RMB50,000 and/or ordered to suspend business for rectification. According to the Interim Regulations on Express Delivery, express delivery operators shall also verify the identity of senders and register their identity information when receiving express parcels. Where senders refuse to furnish their identity information or furnish false identity information, express delivery operators shall not receive their express parcels. According to the Interim Regulations on Express Delivery, the Postal Law and the Anti-Terrorism Law, if any express delivery operator fails to verify the identity of senders yet registers their identity information, or identifies that the senders provide false identity information, but still receives the express parcels, such express delivery operator may be subject to a fine ranging from RMB100,000 to RMB500,000 or ordered to suspend business operation until cancellation of its express delivery services certificate, and the personnel directly in charge and other persons directly liable may be subject to a fine ranging up to RMB100,000. The Interim Regulations on Express Delivery also indicates that two or more express delivery operator may use a unified trademark, corporate name or express waybill to conduct the express delivery business. The express delivery operators shall enter into a written agreement to define their respective rights and obligations, carry out unified management of service quality, safety guarantee and business process, and provide unified express mail tracking, inquiry and complaint handling services for clients. Where the legitimate rights and interests of any client have been jeopardized due to the delay, missing, damage or shortage of express parcels, the client may request the express delivery operator to which the trademark, corporate name or express waybill belongs to offer compensation, or request the actual express delivery provider to pay compensation. In addition, according to the Interim Regulations on Express Delivery, express delivery operators are required to use packaging materials in compliance with mandatory national standards and encouraged to use such materials in an optimized and economical manner as well as to adopt those with Green Product Certification. ZTO Express and certain of its subsidiaries have obtained the Courier Service Operation Permits to operate express delivery services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operations or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

In 2025, ZTO Express and certain of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). Shanghai Zhongtongji Logistics Co., Ltd. and certain of its subsidiaries have obtained Road Transportation Operation Permits to operate general road freight transportation or station (sites). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operations or those of our network partners may have a material and adverse impact on our business, financial condition and results of operations.”

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

On August 4, 2020, Ministry of Transport promulgated the Provisions on the Administration of Business Licensing for General Aviation which became effective on January 1, 2021, which provides that General Aviation Business License shall be obtained for the use of general aviation aircraft, including civil unmanned aerial vehicle, for commercial flight activities. General aviation enterprise shall submit the annual report of the previous year to the regional civil aviation administration of their domicile through the general aviation management system before March 31 of each year, in the event failing to submit the annual report of the previous year within the specified time, or the content of the annual report does not meet the requirements, such general aviation enterprise may be ordered to rectify within a specified time and be imposed a fine up to RMB30,000 if such general aviation enterprises refuse to rectify. According to the General Aviation Business Licensing Work Guide (Second Edition), enterprise that has obtained the Civil Unmanned Aerial Vehicle Business License on or before December 31, 2020 does not need to apply for a new version of the General Aviation Business License and the Civil Unmanned Aerial Vehicle Business License continue to be valid until the new version of the electronic license of the General Aviation Business License is launched. On May 31, 2023, the State Council and Central Military Commission promulgated the Interim Regulations on the Flight Management of Unmanned Aircraft which became effective on January 1, 2024, pursuant to which an Air Operator Certificate is required for using civil unmanned aircraft for flight activities. No General Aviation Business License or operation certificate is required for the engagement in commercial general aviation flight activities after obtaining an Air Operator Certificate. Certain subsidiaries of ZTO Express have obtained the Remotely Piloted Aircraft System (RPAS) Air Operator Certificate.

Regulations Relating To Commercial Franchising

Commercial franchising refers to the business activities where an enterprise that possesses the registered trademarks, enterprise logos, patents, proprietary technology or any other business resources allows such business resources to be used by another business operator through contract and the franchisee follows the uniform business model to conduct business operations and pay franchising fees to the franchisor according to the contract. We and our network partners are therefore subject to regulations on commercial franchising, including the Administrative Regulations on Commercial Franchising Operations promulgated by the State Council on February 6, 2007, which took effect on May 1, 2007, and Administrative Measures on the Record Filing of Commercial Franchises issued by the PRC Ministry of Commerce on December 12, 2011, which took effect on February 1, 2012 and were revised on December 29, 2023. Under these regulations, a franchisor must carry out a record filing with the PRC Ministry of Commerce or its local counterparts within 15 days of the first conclusion of a franchising contract and must report the status of its franchising contracts in the previous year during the first quarter of each year after the record filing. The PRC Ministry of Commerce announces the names of franchisors who have completed filing on the government website and makes prompt updates. If the franchisor fails to comply with these regulations, the PRC Ministry of Commerce or its local counterparts have the discretion to take administrative measures against the franchisor, including fines and public announcements. These regulations also set forth requirements on the contents of franchising contracts. ZTO Express has signed cooperation contracts with its direct network partners. As of the date of this annual report, we have completed the franchising filings with local counterparts of the PRC Ministry of Commerce and are subject to regular post-filing report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be penalized if we fail to comply with regulations on commercial franchising.”

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

The Administrative Provisions on the Security of Personal Information of Express Service Users, promulgated by State Post Bureau on March 26, 2014 and most recently amended on February 13, 2023, provide for the protection of the personal information of users of express or express delivery services, and the supervision on the express operations of postal enterprises and express delivery companies. In accordance with these provisions, the state postal administrative department and its local counterparts are the supervising and administering authority responsible for the security of the personal information of users of express or express delivery services, and postal enterprises and express delivery companies must establish and refine systems and measures for the security of such information. Specifically, express delivery companies must enter into confidentiality agreements with its employees regarding the information of its clients or users to specify confidentiality obligations. Where express delivery companies are interfacing delivery information or authorizing the usage of order numbers with third parties such as e-commerce platforms or operators of the express electronic waybill integration system, such express delivery companies shall request e-commerce platforms or operators of the express electronic waybill integration system to de-identify the electronic express waybill information and to ensure normal operation of delivery service. If there is a risk to personal information security for delivery service users or inability to provide delivery services, the express delivery companies shall not interface the delivery information or authorize the order number resources. Under the circumstances where the unified trademark, corporate name or express waybill is utilized to operate express delivery business, the owner of trademark, corporate name or express waybills shall implement unified management of the information security of the enterprises using its trademark, corporate name or express waybill, and shall bear corresponding responsibilities in accordance with the laws in the event of personal information security incidents involving delivery service users. A user of express delivery services may further seek remedies by following the Measures on Settling the Complaints of the Postal Users issued by State Post Bureau, which took effect on October 1, 2020. The postal administration departments implements the regime of mediation to handle the complaints from users on the quality of the express delivery services. According to the Interim Regulations on Express Delivery, an express delivery service company shall not sell, reveal or illegally provide any information of client that has been exposed during the provision of express services. In case the information of client is revealed or may be revealed, the express delivery service company shall take remedial measures immediately and report to the local postal administrations. If we fail to comply with such requirement, we may be subject to penalties including a fine ranging from RMB10,000 to RMB100,000, suspension of business for rectification or revoke of its Courier Service Operation Permit. We believe we are currently in compliance with the above provisions or measures with regard to the security of personal information in all material aspects.

Regulations Relating To Cybersecurity, Privacy, Data Protection And Information Security

On December 28, 2012, to enhance the legal protection of information security and privacy on the internet, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection, which requires network service providers to take measures to ensure confidentiality of information of users. On July 16, 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. On August 29, 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the PRC Criminal Law, which became effective on November 1, 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any network service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, recently amended and took effect on January 1, 2026, which requires, among others, that network operators take security measures to protect the network from interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The PRC Civil Code, promulgated on May 28, 2020 and became effective on January 1, 2021, also provides specific provisions regarding the protection of personal information.

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

Regulations Relating To Overseas Listing

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023.

The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

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

Regulations Relating To Leasing

We lease properties for our offices, sorting hubs, pickup and delivery outlets and other facilities. Pursuant to the Law on Administration of Urban Real Estate which took effect on January 1, 1995 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. Both lessors and lessees are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Civil Code which became effective on January 1, 2021 and other foregoing regulations, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

According to the PRC Civil Code which became effective on January 1, 2021 and other foregoing regulations, if the mortgaged property is leased before the mortgage contract is executed, the previously established tenancy will not be affected by the subsequent mortgage, but where the mortgaged property is leased after the creation and registration of the mortgage interest, the tenancy cannot challenge the registered mortgage.

Regulations Relating To Land Use Right And Construction

Certain of our offices, sorting hubs and other facilities, together with the land use rights attached, are obtained or built by us or bought from third parties. Pursuant to the PRC Land Administration Law promulgated on June 25, 1986 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, and the PRC Civil Code which became effective on January 1, 2021, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Ministry of Natural Resources. Land use right is established at the time of registration. We have not obtained title certificates of land use rights to certain pieces of land currently used by us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The title defects with respect to or encumbrances on certain land and buildings or failure to obtain requisite approvals, licenses or permits in carrying out our property construction may cause interruptions to our business operations.”

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

Copyright. Copyright in China, including copyrighted software, is principally protected under the PRC Copyright Law and its implementation rules and the Regulations on the Protection of Computer Software. The PRC Copyright Law was promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and was most recently amended on November 11, 2020. According to the PRC Copyright Law, the state copyright authority shall be responsible for the copyright administration nationwide, while the local copyright authority at or above the county level shall be responsible for copyright administration within its own administrative area. Copyright in China shall include personal rights and economic rights, including but not limited to the right of publication, the right of modification, the right of reproduction, the right of performance, etc. An author’s right of authorship, right of modification and right of protecting the integrity of the work shall continue in perpetuity. The Implementing Regulations of the PRC Copyright Law, promulgated by the State Council and most recently amended on January 30, 2013, stipulates the detailed rules on the protection of various types of copyrights in China. The Regulations on the Protection of Computer Software, promulgated by the State Council and most recently amended on January 30, 2013, provides rules on copyrighted software. Under these regulations, the term of protection for copyrighted software is 50 years.

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

Trademark The PRC Trademark Law, promulgated by the Standing Committee of the National People’s Congress and most recently amended on April 23, 2019, and its implementation rules, promulgated by the State Council and most recently amended on April 29, 2014, protect registered trademarks in China. The PRC Trademark Office of the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout China. The trademark applied for registration shall have distinctive characteristics for identification, and shall not conflict with the prior legitimate rights of others. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration application for a trademark that is identical or similar to another trademark which has already registered or given preliminary examination, the application for such trademark may be rejected. Trademark registration is effective for a renewable ten-year period, unless otherwise revoked.

Domain Name. Domain names in China are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology, on August 24, 2017. The Ministry of Industry and Information Technology is the major regulatory authority responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, is responsible for the daily administration of CN domain names and Chinese domain names. The communication administrations of provinces, autonomous regions and municipalities shall supervise and administer domain name services within their respective administrative areas. Our domain name registration is handled through domain name service agencies established under the applicable regulations, and we become domain name holders upon successful registration.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to such plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the PRC Social Insurance Law, promulgated by National People’s Congress on October 28, 2010 and most recently amended on December 29, 2018, and Interim Regulations on Levying Social Insurance Premiums, promulgated on January 22, 1999 and most recently amended on March 24, 2019, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue and/or subject to a late fee of 0.2% per day. According to the Regulations on Management of Housing Fund, promulgated on April 3, 1999 and most recently amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. In the event of failure to pay certain past social security and housing fund contributions in accordance with the applicable PRC laws and regulations for and on behalf of our employees, we may be subject to fines and penalties and may be required to make up the contributions for the social security and housing fund contributions as well as to pay late fees. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.”

Regulations Relating To Foreign Exchange

The foreign currency exchange in PRC is governed by various laws, regulations and window guidance implemented from time to time. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

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

On January 26, 2017, the State Administration of Foreign Exchange issued the Notice of State Administration of Foreign Exchange on Improving the Review of Authenticity and Compliance to Further Promoting the Reform of Foreign Exchange Administration, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. On October 23, 2019, the State Administration of Foreign Exchange issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. On December 4, 2023, the SAFE promulgated the Notice on Further Deepening Reforms to Facilitate Cross-Border Trade and Investment, which further facilitated the foreign exchange receipts and payment, expanded capital account-related facilitation policies, and optimized the foreign exchange administration for the capital account.

Regulations Relating To PRC Mergers & Acquisitions

On August 8, 2006, the PRC Ministry of Commerce issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investor, which took effect on September 8, 2006 and were amended on June 22, 2009, provided that the scenarios qualify as an acquisition of a domestic enterprise by a foreign investor. These regulations require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. According to the Measures for Reporting of Information on Foreign Investment, which was issued by the PRC Ministry of Commerce and the State Administration for Market Regulation and took effect on January 1, 2020, to acquire the equity of a non-foreign-invested enterprise within the territory of China, a foreign investor shall submit the initial report through the enterprise registration system when it applies for the registration of changes to the acquired enterprise. The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and amended on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be declared to the State Administration for Market Regulation before they can be completed. According to the Provisions on Thresholds for the Declaration of Concentrations of Undertakings, issued by the State Council on August 3, 2008 with latest amendment released on January 22, 2024, where the concentration of business operators satisfies any of the following threshold, the business operators shall file a declaration to the anti-monopoly enforcement authority of the State Council in advance, otherwise, no concentration shall be carried out: (i) the total amount of the global turnover realized by all business operators participating in the concentration during the last fiscal year exceeds RMB12 billion with at least two business operators each achieving a turnover of more than RMB800 million within China during the last fiscal year; (ii) the total amount of the turnover within China achieved by all business operators participating in the concentration during the last fiscal year exceeds RMB4 billion with at least two business operators each achieving a turnover of more than RMB800 million within China during the last fiscal year. The Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR, which became effective on April 15, 2023, further stipulates the detailed rules of declaration and examination of concentration of business operators. In addition, the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011 and became effective after 30 days of promulgation, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.” These regulations may be interpreted or implemented in the context of an overseas offering in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Regulations Relating To Anti-Unfair Competition Law and Anti-Monopoly Law

In accordance with the PRC Anti-Unfair Competition Law which was promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and most recently amended on June 27, 2025, when carrying out production or business activities, business operators shall abide by the principles of voluntariness, equality, fairness, honesty and credibility, and abide by laws and recognized business ethics. Pursuant to the PRC Anti-Unfair Competition Law, business operators may not engage in improper activities to undermine their competitors, including but not limited to, causing market obfuscation, commercial bribery, misleading or false publicity, infringing upon trade secrets, improper prize-attached sale activities, defamation of goodwill and internet unfair competition. Failure to comply with such regulations could result in various administrative penalties, including fines, confiscation of illegal gains and cessation of business activities. When the legitimate rights and interests of a business operator are damaged by unfair competition, it may file a lawsuit in the People’s Court. If the damage suffered by the business operator is difficult to assess, the amount of damages shall be the profit obtained by the infringer through the infringement. The infringer shall also bear all reasonable expenses paid by the infringed business operator to stop the infringement. In contrast, if a business operator violates the provisions of the PRC Anti-Unfair Competition Law, engages in unfair competition and causes damage to another business operator, it shall be liable for damages.

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

Regulations Relating To Employee Stock Incentive Plan Of Overseas Publicly-Listed Company

Pursuant to the 2012 SAFE Notices, which was promulgated by the State Administration of Foreign Exchange on February 15, 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees, who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year with the exception of diplomatic agents of foreign countries in China and the representatives of any international organization in China and have been granted options, are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure by such individuals to complete their registrations with the State Administration of Foreign Exchange may subject them to orders to rectify, warnings, fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of overseas publicly listed companies may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Prior to September 1, 2025, pursuant to the Announcement to Further Step up the Application of End-of-Period Excess Input Value Added Tax Credit Refund Policies and the Announcement on Expanding the Scope of Industries Eligible for the Policy of Full Refund of Incremental VAT Credits, promulgated by the Ministry of Finance and the State Taxation Administration respectively on March 21, 2022 and June 7, 2022, the end-of-period VAT credit refund policy was enhanced for “transport, warehousing and postal” and “residential services, repairs and other services” sectors, applicable to enterprises eligible for monthly refund of newly added unutilized input VAT and one-off refund of existing unutilized input VAT, provided that their VAT taxable sales derived from such sectors accounted for more than 50% of their total VAT taxable sales amount. Since September 1, 2025, the above-mentioned policies have been repealed and replaced by the Announcement on Improving the VAT End-of-Period Excess Input Credit Refund Policy, promulgated by the Ministry of Finance and the State Taxation Administration. Pursuant to this announcement, taxpayers in the “transport, warehousing and postal” and “residential services, repairs and other services” sectors may only apply for a proportional refund of the incremental excess input tax credit when satisfying the specified conditions.

Pursuant to the Announcement on Clarifying Value-Added Tax Policies for Express Delivery Services and Other Matters, promulgated by the Ministry of Finance and the State Taxation Administration on August 11, 2025, income derived by express delivery enterprises from providing express delivery services shall be subject to VAT under the item “collection and delivery services” which is subject to VAT at a rate of 6%.

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

Agreements that enable us to direct the activities of ZTO Express

Voting Rights Proxy Agreement. On August 18, 2015, ZTO Express and the shareholders of ZTO Express entered into a voting rights proxy agreement with Shanghai Zhongtongji Network. Pursuant to the voting rights proxy agreement, each of the shareholders of ZTO Express irrevocably appointed Meisong Lai, Shanghai Zhongtongji Network’s designated person, as their attorney-in-fact to exercise all applicable shareholder rights, including, but not limited to: (i) calling for and attending shareholders meetings as the proxy of the shareholders; (ii) exercising voting rights and all other shareholder’s rights provided under PRC laws and the articles of association of ZTO Express, including but not limited to, selling, transferring, pledging or disposing all or a portion of the shares held by such shareholder or the assets of ZTO Express; (iii) voting on all matters submitted to shareholders meetings, including but not limited to, the election of directors and senior management officers who shall be appointed by shareholders; and (iv) exercising other voting rights granted to the shareholders by the articles of association of ZTO Express, as may be amended from time to time. Shanghai Zhongtongji Network and Meisong Lai both have the right to execute documents in connection with and perform other obligations under the equity pledge agreement and exclusive call option agreement. Any conduct of Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed as conduct of the shareholders of ZTO Express. Any documents executed by Shanghai Zhongtongji Network or Meisong Lai in connection with ZTO Express will be deemed to be executed by the shareholders of ZTO Express. Each of the shareholders of ZTO Express agreed to acknowledge, accept and approve such conduct of or execution by Shanghai Zhongtongji Network and Meisong Lai. The voting rights proxy agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing. The authorization and appointment above are premised on Shanghai Zhongtongji Network’s designated person being a PRC citizen and Shanghai Zhongtongji Network’s consent of such authorization and appointment. If and only if Shanghai Zhongtongji Network sends a written notice to the shareholders of ZTO Express to replace its designated person, the shareholders of ZTO Express shall promptly appoint the replacing designated person as their new attorney-in-fact under their power of attorney. Otherwise, the voting rights proxy agreement shall be binding on the legal assignees or heirs of all parties subject to the laws and regulations applicable at that time, and the authorization and appointment by the shareholders of ZTO Express shall not be revoked.

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

However, our PRC legal counsel, Global Law Office, also advised that the interpretation and application of current and future PRC laws and regulations are evolving and that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities or courts may take a view that is contrary to or otherwise different from the above opinion of Global Law Office, our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for operating our express delivery business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations and our corporate structure, business operations and future capital raising activities may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in the jurisdiction where we operate could adversely affect us.”

D.           Property, Plant and Equipment

As of March 31, 2026, we had an aggregate gross floor area of approximately 13,026,000 square meters of sorting hubs that we operate, among which approximately 8,555,000 square meters were used for sorting purposes. The lease terms of the buildings we leased from third parties ranged from 1 to 20 years. We had not obtained the title certificates of land use rights from the authorities with respect to an aggregate gross land area of approximately 112,000 square meters of sorting hubs, and the title certificates with respect to 33 buildings.

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

Key Line Items and Specific Factors Affecting Our Results of Operations Revenues

Revenues

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Express delivery services	35,488,060	92.4	40,953,034	92.5	45,726,365	6,538,783	93.1
Freight forwarding services	906,802	2.4	885,410	2.0	808,000	115,542	1.7
Sale of accessories	1,876,624	4.9	2,300,392	5.2	2,444,323	349,534	5.0
Others	147,429	0.3	141,884	0.3	119,979	17,157	0.2
Total revenues	38,418,915	100.0	44,280,720	100.0	49,098,667	7,021,016	100.0

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. Such fees represented 91.4%, 85.1% and 71.7% of our total express delivery services revenues in 2023, 2024 and 2025, respectively. In addition, we also directly provide express delivery services to certain enterprise customers, including both e-commerce and traditional merchants, providing express delivery services and handling return parcels for e-commerce platforms. Revenues from our express delivery services to such enterprise customers accounted for 8.6%, 14.9% and 28.3% of our total express delivery services revenues in 2023, 2024 and 2025, respectively. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

Our revenues are primarily driven by our parcel volume and the network transit fee we charge our network partners for each parcel going through our network.

In general, our parcel volume is affected by the various factors driving the growth of China’s e-commerce industry, as we generate the majority of our parcel volume by having our network partners serving end customers that carry out business on various e-commerce platforms in China. Our parcel volume is also affected by our ability to scale our network to meet increases in demand and the ability of our network partners and us to provide high-quality services to our end customers at a competitive price. Our annual parcel volume increased from 30,202 million in 2023 and to 34,010 million in 2024 and further to 38,517 million in 2025.

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

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands)
Line-haul transportation cost	13,591,627	35.4	13,966,446	31.5	13,970,542	1,997,761	28.5
Sorting hub cost	8,253,522	21.5	9,163,784	20.7	9,837,678	1,406,769	20.0
Freight forwarding cost	854,533	2.2	828,270	1.9	760,308	108,723	1.5
Cost of accessories sold	513,391	1.3	651,729	1.5	577,950	82,646	1.2
Other costs	3,543,316	9.2	5,953,399	13.4	11,680,748	1,670,324	23.8
Total cost of revenues	26,756,389	69.6	30,563,628	69.0	36,827,226	5,266,223	75.0

Line-haul transportation cost primarily includes (i) payment for services by outsourced fleets, (ii) truck fuel costs and tolls incurred by the vehicles we own, (iii) employee compensation and other benefits for drivers of the vehicles we own, (iv) air transportation cost and (v) depreciation and maintenance costs of the vehicles we own. Total line-haul transportation cost accounted for 35.4%, 31.5% and 28.5% of our revenues in 2023, 2024 and 2025, respectively. Since 2019, we increased usage of the vehicles that we own ourselves with an increasing number of higher-capacity trailer trucks, especially during the peak season, resulting in improved transportation cost efficiencies.

Sorting hub cost includes (i) labor costs, (ii) land lease costs, (iii) depreciation of property and equipment and amortization of land use rights and (iv) other operating costs. Total sorting hub cost accounted for 21.5%, 20.7% and 20.0% of our revenues 2023, 2024 and 2025, respectively.

Freight forwarding costs relate to the freight forwarding services provided by the COE Business we acquired on October 1, 2017.

Cost of accessories sold, which mainly includes cost of accessories that we sell to our network partners, such as (i) portable bar code readers, (ii) thermal paper used for digital waybill printing, and (iii) ZTO-branded packing materials and uniforms, accounted for 1.3%, 1.5% and 1.2% of our revenues in 2023, 2024 and 2025, respectively. Cost of accessories sold as a percentage of our revenues from sale of accessories was 27.4%, 28.3% and 23.6% in 2023, 2024 and 2025, respectively.

Other costs, which mainly include (i) information technology related cost, (ii) pickup and dispatching costs paid to network partners associated with serving enterprise customers, and (iii) business tax surcharges, accounted for 9.2%, 13.4% and 23.8% of our revenues in 2023, 2024 and 2025, respectively.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, which consist primarily of (i) salaries and other benefits for management and employees, (ii) depreciation and rental costs for office facilities, and (iii) legal, finance, and other corporate overhead costs, accounted for 6.3%, 6.1% and 5.4% of our revenues in 2023, 2024 and 2025, respectively. Our selling, general and administrative expenses also included share-based compensation expenses of RMB255.0 million, RMB318.7 million and RMB229.3 million (US$32.8 million) in 2023, 2024 and 2025, respectively, which accounted for 0.7%, 0.7% and 0.5% of our revenues in the corresponding periods. We expect that our selling, general and administrative expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations, enhancement of management capabilities and grant of share incentives.

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

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands except percentages)
Revenues	38,418,915	100.0	44,280,720	100.0	49,098,667	7,021,016	100.0
Cost of revenues	(26,756,389)	(69.6)	(30,563,628)	(69.0)	(36,827,226)	(5,266,223)	(75.0)
Gross profit	11,662,526	30.4	13,717,092	31.0	12,271,441	1,754,793	25.0
Operating income (expenses)(1)
Selling, general and administrative	(2,425,253)	(6.3)	(2,690,017)	(6.1)	(2,637,560)	(377,166)	(5.4)
Other operating income, net	770,651	2.0	749,784	1.7	840,980	120,259	1.7
Total operating expenses	(1,654,602)	(4.3)	(1,940,233)	(4.4)	(1,796,580)	(256,907)	(3.7)
Income from operations	10,007,924	26.1	11,776,859	26.6	10,474,861	1,497,886	21.3
Other income (expenses)
Interest income	706,765	1.9	993,535	2.2	747,072	106,830	1.5
Interest expense	(289,533)	(0.8)	(337,919)	(0.8)	(248,612)	(35,551)	(0.5)
Gain from fair value changes of financial instruments	164,517	0.4	202,886	0.5	126,038	18,023	0.3
Gain/(loss) on disposal of equity investees and subsidiary	5,485	0.0	(10,518)	0.0	37,034	5,296	0.1
Impairment of investment in equity investees	—	—	(931,367)	(2.1)	—	—	—
Impairment of goodwill	—	—	—	—	(84,431)	(12,073)	(0.2)
Foreign currency exchange gain/(loss), before tax	93,543	0.2	(17,930)	0.0	1,542	221	0.0
Income before income tax, and share of loss in equity method investments	10,688,701	27.8	11,675,546	26.4	11,053,504	1,580,632	22.5
Income tax expense	(1,938,600)	(5.0)	(2,845,361)	(6.4)	(1,905,236)	(272,445)	(3.9)
Share of gain in equity method investments	4,356	0.0	57,410	0.1	87,393	12,497	0.2
Net Income	8,754,457	22.8	8,887,595	20.1	9,235,661	1,320,684	18.8
Net loss/(income) attributable to noncontrolling interests	(5,453)	0.0	(70,760)	(0.2)	(155,010)	(22,166)	(0.3)
Net income attributable to ZTO Express (Cayman) Inc.	8,749,004	22.8	8,816,835	19.9	9,080,651	1,298,518	18.5
(1)

Our operating income (expenses) in 2023, 2024 and 2025 includes RMB255.0, RMB318.7 million and RMB229.3 million (US$32.8 million), respectively, of share-based compensation expenses, accounting for 0.7%, 0.7% and 0.5% of our total revenues in the same periods, respectively.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 10.9% to RMB49.1 billion (US$7.0 billion) in 2025 from RMB44.3 billion in 2024. Revenue from the core express delivery business increased by 11.3% compared to the same period of 2024 as a net result of a 13.3% growth in parcel volume and a 1.7% decrease in parcel unit price. Key account revenue, generated by direct sales organizations, increased by 111.8% mainly driven by increase in e-commerce return parcels. Revenue from freight forwarding services decreased by 8.7% compared to the same period of 2024. Revenue from sales of accessories, largely consisted of sales of thermal paper for digital waybills, increased by 6.3% in line with parcel volume growth.

Cost of Revenues

Our total cost of revenues increased by 20.5% to RMB36.8 billion (US$5.3 billion) in 2025 from RMB30.6 billion in 2024. This increase primarily resulted from increases in sorting hub operating cost by 7.4% to RMB9.8 billion (US$1.4 billion) and other costs by 96.2% to RMB11.7 billion (US$1.7 billion), partially offset by the decrease in cost of accessories sold by 11.3% to RMB578.0 million (US$82.6 million).

Line-haul transportation cost. Our line-haul transportation cost was RMB14.0 billion (US$2.0 billion) in 2025 compared to RMB14.0 billion in 2024. The unit transportation cost decreased by 12.2% or 5 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub cost. Our sorting hub cost increased by 7.4% to RMB9.8 billion (US$1.4 billion) in 2025 from RMB9.2 billion in 2024. The increase primarily consisted of (i) RMB432.5 million (US$61.8 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii) RMB276.6 million (US$39.6 million) increase in depreciation and amortization costs associated with automation facilities and equipment upgrades. Sorting hub operating cost per unit decreased 3.7% or 1 cent as automation and standardization in operating procedures plus effective performance evaluation continued to dig deep for productivity gain.

Cost of accessories sold. Our cost of accessories sold decreased by 11.3% to RMB578.0million (US$82.6 million) in 2025 from RMB651.7 million in 2024.

Other costs. Other costs increased by 96.2% to RMB11.7 billion (US$1.7 billion) in 2024 from RMB6.0 billion in 2024, primarily due to RMB5.5 billion (US$0.8 billion) increase in serving key account customers.

Gross Profit

Our gross profit decreased by 10.5% to RMB12.3 billion (US$1.8 billion) in 2025 from RMB13.7 billion in 2024, primarily attributable to 13.3% parcel volume growth offsetting 21.0% parcel unit profit decrease.

Operating Expenses

Our total operating expenses decreased by 7.4% to RMB1,796.6 million (US$256.9 million) in 2025 from RMB1,940.2 million in 2024.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 2.0% to RMB2,637.6 million (US$377.2 million) in 2025 from RMB2,690.0 million in 2024. The decrease was primarily driven by RMB23.5 million (US$3.4 million) decline in compensation and benefit expenses. Selling, general and administrative expenses as a percentage of total revenues decreased to 5.4% from 6.1% in the prior year, reflecting a further optimized corporate structure.

Other operating income, net. We had a net other operating income of RMB841.0 million (US$120.3 million) in 2025, compared with RMB749.8 million in 2024. Other operating income mainly consisted of (i) RMB547.6 million (US$78.3 million) of government subsidies and tax rebates, (ii) RMB201.7 million (US$28.8 million) of rental income, and (iii) RMB24.1 million (US$3.4 million) ADR fee rebate.

Other Income and Expenses

Interest income. Interest income decreased to RMB747.1 million (US$106.8 million) in 2025 from RMB993.5 million in 2024, primarily due to the decreased average daily balance of cash and interest-earning bank deposits.

Interest expense. Our interest expense decreased to RMB248.6 million (US$35.6 million) in 2025 from RMB337.9 million in 2024, primarily due to (i) a lower average interest rate on borrowings and (ii) a reduction in convertible bond interest expense, as most convertible bonds were redeemed in the third quarter of 2025.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments was RMB126.0 million (US$18.0 million) in 2025, compared with a gain of RMB202.9 million in 2024. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of goodwill. Impairment of goodwill was RMB84.4 million (US$12.1 million), related to the October 2017 acquisition of China Oriental Express Co., Ltd.’s core freight forwarding business. This non-recurring charge was recognized because the fair value of the acquired operations fell below its carrying amount during the second quarter of 2025.

Foreign currency exchange gain (loss). We had a foreign currency exchange gain of RMB1.5 million (US$0.2 million), compared to a loss of RMB17.9 million in 2024, mainly due to the fluctuation of the foreign currency-denominated bank deposits against the Chinese Renminbi.

Income Tax Expense

Our income tax expense was RMB1,905.2 million (US$272.4 million) compared to RMB2,845.4 million last year. The overall income tax rate decreased by 7.1 percentage points year over year, mainly due to (i) an income tax refund of RMB375.8 million (US$52.8 million) received in the third quarter of 2025 by Shanghai Zhongtongji Network, a wholly owned subsidiary of the Company, upon its recognition as a “Key Software Enterprise” qualifying for a preferential tax rate of 10% for tax year 2024, (ii) a RMB 138.3 million (US$19.8 million) year-over-year decrease in withholding tax accruals on dividend payable to ZTO Express (Hong Kong) Limited, and (iii) in 2024, there was a RMB931.4 million (US$133.2 million) non-deductible impairment of investment in equity investees, which had significantly increased the effective tax rate in 2024.

Net Income

Our net income increased to RMB9,235.7 million (US$1,320.7 million) in 2025 from RMB8,887.6 million in 2024 primarily as a result of the foregoing.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2025.

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

Prior to September 1, 2025, pursuant to the Announcement to Further Step up the Application of End-of-Period Excess Input Value-Added Tax Credit Refund Policies and the Announcement on Expanding the Scope of Industries Eligible for the Policy of Full Refund of Incremental VAT Credits, promulgated by the Ministry of Finance and the State Taxation Administration respectively on March 21, 2022 and June 7, 2022, the end-of-period VAT credit refund policy was enhanced for “transport, warehousing and postal” and “residential services, repairs and other services” sectors, applicable to enterprises eligible for monthly refund of newly added unutilized input VAT and one-off refund of existing unutilized input VAT, provided that their VAT taxable sales derived from such sectors accounted for more than 50% of their total VAT taxable sales amount. Since September 1, 2025, the above-mentioned policies have been repealed and replaced by the Announcement on Improving the VAT End-of-Period Excess Input Credit Refund Policy, promulgated by the Ministry of Finance and the State Taxation Administration. Pursuant to this announcement, taxpayers in the “transport, warehousing and postal” and “residential services, repairs and other services” sectors may only apply for a proportional refund of the incremental excess input tax credit when satisfying the specified conditions.

Pursuant to the Announcement on Clarifying Value-Added Tax Policies for Express Delivery Services and Other Matters, promulgated by the Ministry of Finance and the State Taxation Administration on August 11, 2025, income derived by express delivery enterprises from providing express delivery services shall be subject to VAT under the item “collection and delivery services” which is subject to VAT at a rate of 6%.

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

We had a financing receivables balance of RMB2,040.1 million and RMB1,714.8 million (US$245.2 million) as of December 31, 2024 and 2025. No material default occurred in 2023, 2024 and 2025. RMB187.0 million and RMB210.5 million (US$30.1 million) of allowance of credit losses relating to financing receivables were recorded as of December 31, 2024 and 2025, respectively. The expected credit loss recognized for financing receivables was RMB50.9 million, RMB36.9 million and RMB52.3 million (US$7.5 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

The table below sets forth the maturity profiles of our financing receivables before provision of credit losses as of December 31, 2025.

		Within	One to	Two to	Over three
	December 31, 2025	one year	two years	three years	years
Total Balance (RMB in thousands)	1,925,325	772,300	292,363	805,663	54,999
Percentage of Total Balance	100.0	40.1	15.2	41.8	2.9

Recently Issued Accounting Pronouncement

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(z) “Recently issued accounting pronouncement” to our audited consolidated financial statements included elsewhere in this annual report.

B.           Liquidity and Capital Resources

The following table sets forth the movements of our cash, cash equivalents and restricted cash for the periods presented:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	13,360,967	11,429,436	11,968,419	1,711,461
Net cash used in investing activities	(12,252,751)	(5,980,724)	(4,827,106)	(690,267)
Net cash (used in)/provided by financing activities	(769,836)	(4,995,180)	(10,567,203)	(1,511,090)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	109,843	26,105	(58,340)	(8,343)
Net increase/(decrease) in cash, cash equivalents and restricted cash	448,223	479,637	(3,484,230)	(498,239)
Cash, cash equivalents and restricted cash at beginning of year	12,603,087	13,051,310	13,530,947	1,934,900
Cash, cash equivalents and restricted cash at end of year	13,051,310	13,530,947	10,046,717	1,436,661

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities in the past three years.

●	In September 2020, we raised approximately HK$11.1 billion (US$1.4 billion) from the public offering of Class A ordinary shares in connection with our secondary listing in Hong Kong, after deducting underwriting commissions and the offering expenses payable by us.
●	In September 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027, or the 2027 Notes. The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may require us to repurchase for cash all or part of 2027 Notes on September 2, 2025, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2027 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$36.48 per ADS and is subject to adjustment under the terms of the capped call transactions. On September 2, 2025, the Company repurchased an aggregate principal amount of US$982,252(RMB7,003,850) for the Notes. Following settlement of the repurchase, the aggregate principal amount of US$17,748 for the Notes will remain outstanding.
●	In February 2026, we completed an offering of US$1.5 billion in aggregate principal amount of convertible senior notes due 2031, or the 2031 Notes. The 2031 Notes will bear interest at a rate of 0.925% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on September 1, 2026. The 2031 Notes will mature on March 1, 2031, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. The holders may requires us to repurchase for cash all or part of 2031 Notes on March 1, 2029, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount of the 2031 Notes to be repurchased, plus accrued and unpaid interest. In connection with the offering of the 2031 Notes, we have entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$35.9906 per ADS and is subject to adjustment under the terms of the capped call transactions.

As of December 31, 2023, 2024 and 2025, our cash and cash equivalents, restricted cash and short-term investments were RMB20.5 billion, RMB22.4 billion and RMB25.7 billion (US$3.7 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products within one year. As of December 31, 2025, approximately 79.6% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 88.6% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

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

Operating Activities

Net cash provided by operating activities in 2025 was RMB12.0 billion (US$1.7 billion), which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB50.0 billion (US$7.1 billion), while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB32.1 billion (US$4.6 billion); (ii) RMB3.5 billion (US$0.5 billion) paid for labor related costs, including salaries, social insurances and other benefits; (iii) cash outflow of income tax of RMB2.6 billion (US$0.4 billion); (iv) cash inflow of subsidy of RMB547.6 million (US$78.3 million); (v) cash inflow of interest income of RMB714.1 million (US$102.1 million); and (vi) cash outflow of RMB772.7 million (US$110.5 million) as other administrative costs.

Net cash provided by operating activities in 2024 was RMB11.4 billion, which was mainly attributable to the following factors: (i) our express delivery services and other revenue streams generated net cash inflow of RMB43.0 billion, while the aggregate cash outflow for transportation cost, sorting hubs operation cost, cost of accessories sold and other costs amounted to RMB21.1 billion; (ii) RMB8.7 billion paid for labor related costs, including salaries, social insurances and other benefits; (iii) cash outflow of income tax of RMB2.4 billion; (iv) cash inflow of interest income of RMB542.9 million; (v) cash inflow of subsidy of RMB491.0 million; and (vi) cash outflow of RMB454.3 million as other administrative costs.

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

Investing Activities

Net cash used in investing activities in 2025 was RMB4.8 billion (US$0.7 billion), primarily due to (i) purchase of short-term investment products of RMB15.1 billion (US$2.2 billion), while maturity of short-term investment products amounted to RMB16.6 billion (US$2.4 billion); (ii) purchase of long-term investment products of RMB1.4 billion (US$0.2 billion); (iii) purchase of property and equipment of RMB5.2 billion (US$0.7 million), including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iv) purchase of land use rights in an amount of RMB860.1 million (US$123.0 million); (v) cash returned from the investments in equity investees of RMB686.3 million (US$98.1 million); and (vi) cash received from disposal of subsidiaries of RMB220.4 million (US$31.5 million).

Net cash used in investing activities in 2024 was RMB6.0 billion, primarily due to (i) purchase of short-term investment products of RMB13.7 billion, while maturity of short-term investment products amounted to RMB15.7 billion; (ii) purchase of long-term investment products of RMB3.9 billion, while maturity of long-term investment products amounted to RMB836.1 million; (iii) purchase of property and equipment of RMB5.2 billion, including the purchase of sorting hub facilities, office furnishing and furniture, trucks and sorting equipment; (iv) cash received from disposal of investment in equity investees of RMB719.8 million; and (v) purchase of land use rights in an amount of RMB694.0 million.

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

Financing Activities

Net cash used in financing activities in 2025 was RMB10.6 billion (US$1.5 billion), which was mainly attributable to the following factors: (i) repurchase of convertible notes of RMB7.0 billion (US$1.0 billion); (ii) payment of dividends of RMB3.8 billion (US$0.5 billion); (iii) proceeds from short-term borrowings in an amount of RMB18.3 billion (US$2.6 billion), partially offset by the repayment of short-term borrowings of RMB16.9 billion (US$2.4 billion); and (iv) share repurchase of RMB1.3 billion (US$0.2 billion).

Net cash used in financing activities in 2024 was RMB5.0 billion, which was mainly attributable to the following factors: (i) payment of dividends of RMB5.6 billion; and (ii) proceeds from short-term borrowings in an amount of RMB19.7 billion, partially offset by the repayment of short-term borrowings of RMB18.0 billion; and (iii) share repurchase of RMB1,157.5 million.

Net cash used in financing activities in 2023 was RMB769.8 million, which was mainly attributable to the following factors: (i) payment of dividends of RMB2.1 billion; and (ii) proceeds from short-term borrowings in an amount of RMB12.3 billion, partially offset by the repayment of short-term borrowings of RMB9.9 billion; and (iii) share repurchase of RMB1,006.5 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, capital commitments, operating lease commitments, investment commitments, short-term debt obligations, convertible senior notes obligations and dividend payment.

In connection with the purchases of property and equipment, purchases of land use rights, the expansion of our truck fleet and the upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB6.7 billion, RMB5.9 billion and RMB6.1 billion (US$0.9 billion) in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of December 31, 2025 amounted to RMB4.4 billion (US$624.8 million). All of these capital commitments will be fulfilled based on the construction progress.

Our operating lease commitments consist of the commitments under the lease agreements for our office space, sorting hubs and warehouse facilities. We lease office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through June 2045. As of December 31, 2025, we also had lease commitments amounting to RMB428.5 million (US$61.3 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Our investment commitments primarily consist of our commitment to make capital contributions to certain equity investees. We were obligated to pay RMB20.2 million (US$2.9 million) for certain investment in equity investees as of December 31, 2025 with payment due within three years.

As of December 31, 2025, we had outstanding principal amount of short-term bank borrowings of RMB10.9 billion (US$1.6 billion), among which RMB7.3 billion (US$1.0 million) were unsecured and unguaranteed. In 2025, we entered into short-term bank loan contracts and discounted notes arrangements with several banks with an aggregate amount of RMB18.3 billion (US$2.6 billion). The weighted average interest rate of short-term bank borrowings drawn was 1.13% in 2025.

As of December 31, 2025, we had outstanding principal amount of long-term bank borrowings of RMB18 million (US$2.6 million), all of which were unsecured and unguaranteed. In 2025, we entered into long-term bank loan contracts with several banks with an aggregate amount of RMB216 million (US$30.9 million). The weighted average interest rate of long-term bank borrowings drawn was 2.40% in 2025.

Our convertible senior notes obligations represent the principal amount and cash interests in connection with our 2027 Notes and 2031 Notes. Holders of the 2027 Notes have the right to require us to repurchase their notes on September 2, 2025. In addition, the terms of the 2027 Notes contain protections concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of the 2027 Notes), as well as provisions regarding our ability to redeem the existing notes in case of certain changes in tax law or at any time if less than 10% of the aggregate principal amount of the 2027 Notes originally issued remains outstanding at such time. Holders of the 2031 Notes have the right to require us to repurchase their notes on March 1, 2029. In addition, the terms of the 2031 Notes contain protections concerning the holders’ right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in the terms of the 2031 Notes), as well as provisions regarding our ability to redeem the existing notes in case of certain changes in tax law or at any time if less than 10% of the aggregate principal amount of the 2031 Notes originally issued remains outstanding at such time. For details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our notes.”

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

On August 19, 2025, our board of directors approved an interim cash dividend of US$0.30 per ADS and ordinary share for the six months ended June 30, 2025, to holders of its ordinary shares and ADSs as of the close of business on September 30, 2025.

On March 17, 2026, our board of directors approved a cash dividend of US$0.39 per ADS and ordinary share for the six months ended December 31, 2025, to holders of its ordinary shares and ADSs as of the close of business on April 8, 2026.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

C.          Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology and Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.          Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Critical Accounting Estimates.”

F.          Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Meisong Lai	55	Founder, Chairman of the Board of Directors and Chief Executive Officer
Jilei Wang	60	Director and Vice President of Infrastructure Management
Hongqun Hu	57	Director and Chief Operating Officer
Di Xu*	37	Director
Xing Liu	55	Director
Qin Charles Huang	56	Director
Herman Yu	55	Director
Fang Xie	61	Director
Jingxi Zhu	45	President
Huiping Yan	59	Chief Financial Officer
Jianchang Lai	55	Vice President of Overseas Operations
Jianfeng Zhang	43	Vice President of Public Relations
*	Pursuant to the investment agreement we entered into with Alibaba and Cainiao Network, Ms. Di Xu was appointed as our director.

Mr. Meisong Lai is our founder and has served as chairman of our board of directors since May 2013 and chief executive officer since our inception. Mr. Lai was a former deputy chairman of the China Express Delivery Association. Mr. Lai is a prominent figure in China’s express delivery industry and has been deeply involved in the industry for over 20 years. Mr. Lai studied at the “Lakeside University” and Tsinghua University PBC School of Finance. Mr. Meisong Lai is a brother-in-law to Mr. Jianchang Lai.

Mr. Jilei Wang has been our director since May 2013 and has served as our vice president of infrastructure management since October 2012. From October 2009 to March 2012, Mr. Wang served as a deputy general manager of Beijing ZTO Daying Logistics Co., Ltd., our then network partner in Beijing.

Mr. Hongqun Hu has been our director since May 2022 and has served as our chief operating officer since June 2017. Mr. Hu has thirty years of experience in the financial services industry. Prior to joining us, Mr. Hu served as the chairman of Zhejiang Tonglu Rural Commercial Bank from March 2016 to February 2017, and the governor and chairman of Zhejiang Tonglu Rural Cooperation Bank from March 2008 to March 2016, respectively. Mr. Hu graduated from Ningbo University in China with a major in finance in July 2003 and studied at the advanced class in modern executive business administration in Zhejiang University from January 2006 to January 2007.

Ms. Di Xu has been our director since April 2025. Ms. Xu has been working at Alibaba Group Holding Limited (“Alibaba Group”) (HKEX: 9988 (HKD counter) and 89988 (RMB counter)) (NYSE: BABA) and is currently serving as an investment director at Alibaba Group. Ms. XU has also served as a non-executive director at Huitongda Network Co., Ltd. (HKEX: 9878) from February 2025 to November 2025, and Red Star Macalline Group Corporation Ltd. (HKEX: 1528) (Shanghai Stock Exchange stock code: 601828) from August 2023 to September 2025. Prior to joining Alibaba Group, Ms. Xu served as an associate director of investment at CICC ALPHA (Beijing) Investment Fund Management Co., Ltd. from 2015 to 2017. From 2011 to 2013, she served as an investment analyst at International Financial Corporation. From 2010 to 2011, Ms. Xu worked as a research analyst at China International Capital Corporation Limited. Ms. XU obtained her bachelor’s degree in finance from Peking University in July 2009 and her master’s degree in business administration from the Wharton School of the University of Pennsylvania in June 2015.

Mr. Xing Liu has served as our director since May 2013. Mr. Liu is currently a partner of HongShan, which he joined in May 2007. Mr. Liu has served as an independent director of Vipshop Holdings Limited (NYSE: VIPS) (“Vipshop”) since January 2011. Mr. Liu received an MBA degree from The Wharton School of the University of Pennsylvania in May 2004, a master’s degree in computer engineering from Syracuse University in December 1995, and graduated from Fudan University in July 1992 with a major in management information systems.

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

Ms. Fang Xie, also known as Ms. Heather Xie, has been our director since November 2021. Ms. Xie has been independent non-executive director of CStone Pharmaceuticals since November 2025. Ms. Xie has been independent non-executive director of DST Sustainable Technology (Shenzhen) Co., Ltd since August 2025. Ms. Xie was a director and portfolio investment manager at Seres Capital from May 2021 to October 2025. Ms. Xie provided management consulting and leadership coaching services to startup companies and investment management companies from July 2018. Ms. Xie joined Prologis in March 2008, which later span off its China and Japan businesses and formed Global Logistic Properties (“GLP”). Ms. Xie took GLP public in Singapore Stock Exchange and served as Chief Financial Officer of GLP from May 2010 to January 2018. Prior to GLP, Ms. Xie worked in General Electric Companies in the US and Asia from 1994 with increasing responsibilities, including as head of Treasury of GE Asia Pacific, Controller of GE Asia Pacific, Chief Financial Officer of GE infrastructure Asia and GE Toshiba Silicones China. Ms. Xie received a master’s degree in economics from Cornell University in 1994 and a bachelor and a master degree in industrial economy from Renmin University of China in 1986 and 1989, respectively.

Mr. Jingxi Zhu has served as our president since May 2024 and has been our head of information technology since July 2003. He served as a vice president of information technology from September 2016 to May 2024. From January 2014 to September 2016, Mr. Zhu was also our director. Mr. Zhu received an EMBA from Renmin University of China in 2021.

Ms. Huiping Yan has served as our chief financial officer since May 2018 and was our vice president of finance from January 2018 to May 2018. Before joining ZTO, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including two years at Cainiao Network, the logistics arm of Alibaba (NYSE: BABA, HKEX: 9988), and over four years at Home Inns, a leading economy hotel chain in China. Prior to that, Ms. Yan spent 11 years at GE in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as an independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan has served as an independent non-executive director of WeRide Inc. (Nasdaq: WRD, HKEX: 0800), an autonomous driving technology company since October 2024. Ms. Yan studied at Shanghai International Studies University, where she majored in English literature and linguistics, and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant (AICPA) with a CGMA designation.

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

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of approximately RMB54.1 million (US$7.7 million) in cash to our executive officers and directors. For share incentive grants to our officers and directors, please see the information contained in this section. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In August 2024, our board of directors terminated the 2016 Plan.

The following table summarizes, as of March 31, 2026, the restricted share units we granted to our directors and executive officers under our 2016 Plan, excluding awards that were forfeited or cancelled after their grant dates. Other individuals as a group were granted restricted share units representing a total of 1,973,957 Class A ordinary shares as of March 31, 2026.

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
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Total	3,618,543

*Less than 1% of our total outstanding shares.

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

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum term is ten years from the date of a grant for exercise.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient.

Termination and Amendment of the 2024 Plan. Unless terminated earlier, the 2024 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of March 31, 2026, the options we granted to our directors and executive officers under our 2024 Plan. Other individuals as a group were granted options representing a total of 352,200 Class A ordinary shares under the 2024 Plan.

	Ordinary Shares
	Underlying	Exercise price
Name	Awards Awarded	(US$/Share)	Date of Grant	Date of Expiration
Meisong Lai	*	21.88	March 22, 2024	March 22, 2034
Jilei Wang	*	21.88	March 22, 2024	March 22, 2034
Hongqun Hu	*	21.88	March 22, 2024	March 22, 2034
Jingxi Zhu	*	21.88	March 22, 2024	March 22, 2034
Huiping Yan	*	21.88	March 22, 2024	March 22, 2034
Jianchang Lai	*	21.88	March 22, 2024	March 22, 2034
Jianfeng Zhang	*	21.88	March 22, 2024	March 22, 2034
Total	564,000

*Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2026, the restricted share units we granted to our directors and executive officers under our 2024 Plan. Other individuals as a group were granted restricted share units representing a total of 372,961 Class A ordinary shares under the 2024 Plan.

Ordinary Shares
Underlying
Name	Awards Awarded	Date of Grant
Meisong Lai	*	March 21, 2025
	154,000	March 23, 2026
Jilei Wang	*	March 21, 2025
	13,108	March 23, 2026
Hongqun Hu	*	March 21, 2025
	14,218	March 23, 2026
Jingxi Zhu	*	March 21, 2025
	15,172	March 23, 2026
Huiping Yan	*	March 21, 2025
	15,248	March 23, 2026
Jianchang Lai	*	March 21, 2025
	9,621	March 23, 2026
Jianfeng Zhang	*	March 21, 2025
	5,072	March 23, 2026
Total	493,018

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

Each recipient of such partnership interest is entitled to rights associated with the number of our ordinary shares held by ZTO ES that corresponds to the recipient’s proportional indirect ownership of ZTO ES to (i) receive dividends, if and when declared, on those shares and (ii) request the sale of those shares by ZTO ES and receive the sale proceeds, in each case subject to the discretion of ZTO ES’s administrator. ZTO ES abstains from voting on matters that require shareholders’ approval for all the shares of our company held by ZTO ES.

As of March 31, 2026, we have awarded certain rights associated with 13,349,893 Class A ordinary shares through the platform as share incentives. The following table summarizes, as of March 31, 2026, the number of our ordinary shares held by ZTO ES over which our directors and officers had been awarded such rights.

Class A
Name	Ordinary Shares	Date of Grant
Meisong Lai	*	June 28, 2016
March 11, 2019
March 13, 2020
Jilei Wang	*	June 28, 2016
Hongqun Hu	*	March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Jingxi Zhu	*	June 28, 2016
March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Jianchang Lai	*	June 28, 2016
Jianfeng Zhang	*	March 28, 2017
March 7, 2018
March 11, 2019
March 13, 2020
March 16, 2021
March 15, 2022
March 14, 2023
March 22, 2024
Total	1,792,851
*	Less than 1% of our total outstanding shares.

As of March 31, 2026, other employees as a group were granted the same rights associated with 11,557,042 Class A ordinary shares held by ZTO ES through our employee shareholding platform.

On March 23, 2026, we agreed to award rights associated with 864,109 Class A ordinary shares through the platform as share incentives to certain executive officers and employees. These rights vested immediately upon grant.

C.          Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules, the Hong Kong Listing Rules, and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. However, unless permitted under the Hong Kong Listing Rules, a director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his close associates as defined under the Hong Kong Listing Rules (or, if required by the Hong Kong Listing Rules, his other associates) has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). Our directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Compensation Committee. Our compensation committee consists of Fang Xie, Xing Liu and Qin Charles Huang. Ms. Xie is the chairperson of our compensation committee. We have determined that Fang Xie, Xing Liu and Qin Charles Huang each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Qin Charles Huang, Fang Xie and Herman Yu. Mr. Huang is the chairman of our nominating and corporate governance committee. We have determined that Qin Charles Huang, Fang Xie and Herman Yu each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.           Employees

As of December 31, 2023, 2024 and 2025, we had a total of 23,554, 24,477 and 23,399 employees, respectively. The following table sets forth the breakdown of our own employees as of December 31, 2025 by function:

Functional Area	Number of Employees	% of Total
Sorting	7,492	32.0
Transportation	3,016	12.9
Management and Administration	4,585	19.6
Operation Support & Customer Service	6,906	29.5
Technology and Engineering	1,077	4.6
Sales and Marketing	323	1.4
Total	23,399	100.0

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

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

We had 563,800,693 Class A ordinary shares and 206,100,000 Class B ordinary shares issued and outstanding as of March 31, 2026. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A	Class B		Percentage of	Percentage of
	ordinary	ordinary	Total ordinary	total ordinary	aggregate
	shares	shares	shares	shares	voting power†
Directors and Executive Officers:**
Meisong Lai(1)	6,203,146	206,100,000	212,303,146	27.5	78.7
Jilei Wang(2)	42,250,571	—	42,250,571	5.5	1.6
Hongqun Hu	*	—	*	*	*
Di Xu	—	—	—	—	—
Xing Liu	*	—	*	*	*
Qin Charles Huang	*	—	*	*	*
Herman Yu	*	—	*	*	*
Fang Xie	*	—	*	*	*
Jingxi Zhu	*	—	*	*	*
Huiping Yan	*	—	*	*	*
Jianchang Lai	*	—	*	*	*
Jianfeng Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	49,048,201	206,100,000	255,148,201	33.0	80.3
Principal Shareholders:
Zto Lms Holding Limited (3)	4,608,920	206,100,000	210,708,920	27.4	78.7
Alibaba Group Holding Limited (4)	71,941,287	—	71,941,287	9.3	2.7
Jianfa Lai and Zto Ljf Holding Limited (5)	60,852,639	—	60,852,639	7.9	2.3
Zto Wjl Holding Limited (6)	42,088,065	—	42,088,065	5.5	1.6
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
**

Except for Mr. Xing Liu and Di Xu, the business address of our directors and executive officers is No.1685 Huazhi Road, Qingpu District, Shanghai, 201708, People’s Republic of China. The business address of Mr. Xing Liu is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. The business address of Ms. Di Xu is FuliCheng C No. 1, Chaoyang District, Beijing, People’s Republic of China.

(1)

Represents (i) 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited, (ii) 964,765 Class A ordinary shares held by ZTO ES, (iii) 4,608,920 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 2,932,166 of which were vested from restricted share units held by Mr. Meisong Lai, (iv) 297,000 Class A ordinary shares that Mr. Meisong Lai may purchase upon exercise of options within 60 days as of March 31, 2026, and (v) 332,461 vested restricted share units. Mr. Meisong Lai may request for the disposition of those 964,765 Class A ordinary shares held by ZTO ES. Zto Lms Holding Limited is a British Virgin islands company wholly owned by LMS Holding Limited, which in turn is beneficially owned by The LMS Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Meisong Lai is the settlor of The LMS Family Trust and the beneficiaries of the trust are Mr. Meisong Lai and his family members. Mr. Meisong Lai is the sole director of Zto Lms Holding Limited. The registered address of Zto Lms Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 40,835,000 Class A ordinary shares held by Zto Wjl Holding Limited, (ii) 1,253,065 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited, among which 974,236 are restricted ADSs, (iii) 120,000 Class A ordinary shares held by ZTO ES, and 13,860 Class A ordinary shares that Mr. Jilei Wang may purchase upon exercise of options within 60 days as of March 31, 2026, and (v) 28,646 vested restricted share units. Mr. Jilei Wang is the sole director of Zto Wjl Holding Limited. Mr. Jilei Wang may request for the disposition of those 120,000 Class A ordinary shares held by ZTO ES. Zto Wjl Holding Limited is a British Virgin Islands company wholly owned by WJL Holding Limited, which in turn is beneficially owned by The WJL Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jilei Wang is the settlor of The WJL Family Trust and the beneficiaries of the trust are Mr. Jilei Wang and his family members. The registered address of Zto Wjl Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 206,100,000 Class B ordinary shares held by Zto Lms Holding Limited, (ii) 4,608,920 ADSs (representing the same number of Class A ordinary shares) held by Zto Lms Holding Limited, 2,932,166 of which were vested from restricted share units held by Mr. Meisong Lai.

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

(5)

Represents (i) 39,000,000 Class A ordinary shares held by Zto Ljf Holding Limited, (ii) 6,000,000 ADSs registered in the name of Citibank, N.A., Singapore, the underlying Class A ordinary shares of which were pledged by Zto Ljf Holding Limited to Citibank, N.A., Singapore, as lender under a loan agreement dated December 6, 2019, to secure Zto Ljf Holding Limited’s obligations under the loan agreement, (iii) 5,000,000 ADSs held by Zto Ljf Holding Limited, the underlying shares of which were pledged to Citibank, N.A., as counterparty under the share forward transaction pursuant to a series of agreements (and as may be further amended and supplemented from time to time, the “Forward Contract”), to secure Zto Ljf Holding Limited’s obligations under the Forward Contract, (iv) 10,819,041 Class A ordinary shares, in the form of ADSs, held by Zto Ljf Holding Limited, and (v) 33,598 Class A ordinary shares held by ZTO ES. Mr. Jianfa Lai is the sole director of Zto Ljf Holding Limited. Mr. Jianfa Lai may request for the disposition of those 33,598 Class A ordinary shares held by ZTO ES. Zto Ljf Holding Limited is a British Virgin Islands company wholly owned by LJFA Holding Limited, which in turn is beneficially owned by The LJF Family Trust, a trust established under the laws of Singapore and managed by Standard Chartered Trust (Singapore) Limited as trustee. Mr. Jianfa Lai is the settlor of The LJF Family Trust and the beneficiaries of the trust are Mr. Jianfa Lai and his family members. The registered address of Zto Ljf Holding Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(6)

Represents (i) 40,835,000 Class A ordinary shares held by Zto Wjl Holding Limited, and (ii) 1,253,065 Class A ordinary shares, in the form of ADSs, held by Zto Wjl Holding Limited, among which 974,236 are restricted ADSs.

To our knowledge, as of March 31, 2026, 158,846,274 (20.6%) of our ordinary shares (including in the form of both Class A ordinary shares on our Hong Kong share registrar and the underlying Class A ordinary shares on our Cayman share registrar for our ADSs) were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans and Employee Shareholding Platform

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

Other Transactions with Related Parties

Shanghai Mingyu. Shanghai Mingyu Barcode Technology Ltd. is controlled by our chairman’s brother. We incurred approximately RMB330.2 million, RMB360.3 million and RMB368.6 million (US$52.7 million) for purchases of supplies from this company in 2023, 2024 and 2025, respectively. As of December 31, 2025, we had approximately RMB32.6 million (US$4.5 million) due to this company.

ZTO LTL. ZTO Supply Chain Management Co., Ltd., or ZTO LTD, provides less-than-truckload transportation services in China. In 2016, we invested in ZTO LTL for 18% equity interest. In 2018, ZTO LTL went through a restructuring and, as a result, became a wholly owned subsidiary of ZTO Freight (Cayman) Inc., or ZTO Freight. After the restructuring, we continued to hold approximately 18% equity interest in ZTO Freight, represented by a total consideration of US$14,017 (RMB99,519) in common stock and US$83,817 (RMB582,520) in preferred stock. In 2025, we became a shareholder of ZTO LTL, and further in December 2025, we received RMB686,293 from ZTO Freight representing the return of its original investment amount through a group-level arrangement and made a corresponding investment in ZTO LTL in early 2026. In accordance with the agreement among the parties, our economic interest in the ZTO LTL group remained unchanged. We incurred approximately RMB862.9 million, RMB745.2 million and RMB582.5 million (US$83.3 million) of transportation service fees to ZTO LTL and derived approximately RMB45.9 million, RMB45.3 million and RMB71.2 million (US$10.2 million) of property leasing income from ZTO LTL in 2023, 2024 and 2025, respectively. We provided some factoring loans to ZTO LTL and subsidiaries in 2023, 2024 and 2025. The balance of the loans was RMB66.9 million, RMB30.4 million and nil as of December 31, 2023, 2024 and 2025, respectively. All of the loans were within three-month and had an annualized interest rate ranging from 6.3% to 7.0%. As of December 31, 2025, we had amount due from ZTO LTL of RMB0.3 million (US$0.1million) and RMB744.9 million (US$104.0 million) due to ZTO LTL.

Zhongkuai Future City. Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, or Zhongkuai Future City, is controlled by our chairman and chief executive officer. In 2020, we provided a three-year loan with a principal amount of RMB500.0 million with a 7.2% annualized interest rate to Zhongkuai Future City. On December 1, 2023, our company (through an indirect wholly-owned subsidiary), Zhongkuai Future City, and Mr. Jilei Wang entered into a loan extension agreement, pursuant to which we agreed to continue to provide Zhongkuai Future City with the loan in the principal amount of RMB500.0 million for a term of 36 months with an interest rate of 5% per annum, with Mr. Jilei Wang as guarantor. We generated RMB33.0 million, RMB23.4 million and RMB16.1 million (US$2.3 million) of interest income from Zhongkuai Future City in 2023, 2024 and 2025, respectively. On November 29, 2024, ZTO Express entered into a property purchase agreement with Zhongkuai Future City, pursuant to which ZTO Express agreed to purchase, and Zhongkuai Future City agreed to sell, the properties with a total construction floor area of 22,465.17 square meters at the aggregate consideration of RMB179.7 milliion (US$24.6 million). ZTO Express paid RMB53.8 million (US$7.4 million) in December 2024 and the remaining RMB125.9 million (US$17.3 million) in January 2025 to Zhongkuai Future City. As of December 31, 2023, 2024 and 2025, we had amounts due from Zhongkuai Future City of RMB502.1 million, RMB475.5 million and RMB375.4 million (US$52.4 million), respectively.

ZTO Yun Leng. We invested RMB108.0 million in ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd., or ZTO Yunleng, for 18% equity interests in it. In November 2025, Zhongtong Yunleng sold out its 100% equity interests in Zhejiang Xinglian Air Freight Co., Ltd. to ZTO Aviation Co., Ltd. at a cash consideration of RMB178.0 million. We incurred approximately RMB119.0 million, RMB141.8 million and RMB120.1million (US$17.2 million) of transportation service fees to ZTO Yun Leng in 2023, 2024 and 2025, respectively. As of December 31, 2025, we had approximately RMB0.2 million (US$0.1 million) of accounts due to ZTO Yun Leng and RMB0.2 million (US$0.1 million) due from ZTO Yun Leng.

ZTO Cloud Warehouse. ZTO Cloud Warehouse Technology Co., Ltd., or ZTO Cloud Warehouse, was held as to approximately 12.4% by us as of December 31, 2025. ZTO Cloud Warehouse are primarily engaged in the provision of one-stop warehouse solutions including warehouse storage, warehouse management and express delivery services in China. We generated approximately RMB274.3 million, RMB203.1 million and RMB326.1 million (US$ 46.6 million) of express delivery service revenue from ZTO Cloud Warehouse and derived approximately RMB64.7 million, RMB76.5 million and RMB71.6 million (US$ 10.2 million) of property leasing income from ZTO Cloud Warehouse in 2023, 2024 and 2025, respectively. We provided some factoring loans to ZTO Cloud Warehouse and its subsidiaries in 2023, 2024 and 2025. The balance of the loans was RMB33.0 million, RMB29.0 million and RMB46.9 (US$6.7 million) as of December 31, 2023, 2024 and 2025, respectively. All of the loans were within three-to-six-month and had an annualized interest rate ranging from 6.3% to 7.0%. We generated RMB1.8 million, RMB2.1 million and RMB1.4 million (US$0.2 million) of interest income from ZTO Cloud Warehouse in 2023, 2024 and 2025, respectively. As of December 31, 2025, we had RMB81.2 million (US$11.3 million) due from ZTO Cloud Warehouse and RMB7.7 million (US$1.1 million) due to ZTO Cloud Warehouse.

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

Since March 2024, we have maintained a semi-annual dividend policy with a payout ratio of no less than 40% of our prior year’s adjusted net income, or as otherwise authorized by our board. To optimize capital allocation and further align the interests of our shareholders, the board has approved an enhanced return mechanism. Starting from 2026, we target an aggregate annual shareholder return ratio of no less than 50% of our adjusted net income for the prior fiscal year, comprising both cash dividends and share repurchases. The specific mix, timing, and execution of such returns will be determined under the board’s direction and authorization, taking into account our share price, operating results, and cash reserves, among other factors, to ensure a balanced and sustainable return.

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

Board of Directors

See “Item 6 Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

F.           Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, (ii) our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had RMB2.9 billion of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB262.8 million in our cash and cash equivalents, restricted cash and short-term investment.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2025, we received a reimbursement of US$ 2.4 million, after deduction of applicable U.S. taxes, from the depositary.

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

ITEM 15.         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who audited our consolidated financial statements for the year ended December 31, 2025, has also audited the effectiveness of internal control over financial reporting as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm. The attestation report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP can be found on page F-4 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2024	2025

	(in thousands of RMB)
Audit fees and audit-related fees(1)	17,455	18,928
All other fees(2)	810	904
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements. “Audit-related fees” are fees billed by the auditor for assurance and related services that are reasonably related to the performance of the audit and review of our company’s financial statements.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors other than services reported under “Audit fees and audit-related fees.”

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

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 14, 2018, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$500 million during an 18-month period thereafter. In March 2020, our board of directors approved the extension of this share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. In November 2022, the board of directors approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. In March 2024, the board of directors approved additional further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1.5 billion to US$2 billion and extending the effective time by one year through June 30, 2025, which was later extended through June 30, 2026. By February 28, 2026, our total repurchases reached 85,467,295 Class A ordinary shares (including those in the form of ADSs) at a weighted average price of US$23.40 per ADS, including repurchase commissions., and the US$2.0 billion repurchase program is substantially completed.

On March 17, 2026, our board approved a new share repurchase program, or the 2026 Program, authorizing the repurchase of up to US$1.5 billion of our shares over the next 24 months, effective from March 20, 2026 through March 20, 2028. The 2026 Program is subject to the granting of a general unconditional mandate by shareholders at our annual general meeting(s) in accordance with the Hong Kong Listing Rules.

The following table sets forth some information about our repurchases during the periods presented.

			(c) Total Number	(d) Maximum Dollar
			of ADS Purchased	Value of ADSs that
	(a) Total	(b) Average	as Part of Publicly	May Yet be
	Number of ADSs	Price Paid per	Announced Plans	Purchased Under the
Period	Purchased	ADS (US$)	or Programs	Plans or Programs(1)
January 2025	352,791	18.00	352,791	771,683,002
September 2025	2,020,008	19.31	2,020,008	732,678,320
October 2025	4,266,400	18.81	4,266,400	652,426,667
November 2025	2,653,913	18.87	2,653,913	605,350,541
February 2026	25,627,476	23.50	25,627,476	15
March 2026	—	—	—	1,500,000,015
Total	34,920,588	N/A	34,920,588	N/A

Note:

(1)	Taking into effect of the 2026 Program as approved by the board of directors in March 2026.

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

2.5	Description of securities (incorporated herein by reference to Exhibit 2.6 to the Form 20-F filed on April 19, 2024 (File No. 001-37922))
2.6

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

Exhibit Number	Description of Document
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
11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Form 20-F filed on April 17, 2025 (File No. 001-37922))

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
Date: April 17, 2026

ZTO EXPRESS (CAYMAN) INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025 and the related notes and the related financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Revenue Recognition of Express Delivery Services — Refer to Note 2(s) to the financial statements

Critical Audit Matter Description

The Company generated a significant portion of its revenues from express delivery services provided to network partners in 2025. Such revenues are comprised of a significant volume of low-dollar transactions sourced from systems that were primarily developed by the Company. The processing of transactions, including the recording of them, is highly automated and based on contractual terms with the Company’s customers.

We identified accuracy of revenue for express delivery services provided to network partners as a critical audit matter because there is an inherent risk around the accuracy of revenue recorded by the Company’s systems given the complexity of the systems and the significant volume of data processed by the systems.

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

April 17, 2026

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ZTO Express (Cayman) Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ZTO Express (Cayman) Inc. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 17, 2026 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2026

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets
Cash and cash equivalents		13,465,442	10,011,533	1,431,630
Restricted cash		37,517	29,129	4,165
Accounts receivable, net		1,503,706	1,287,475	184,106
Financing receivables, net		1,178,617	674,880	96,507
Short-term investment (including the fair value measured investments of RMB3,533,370 and RMB5,908,915 as of December 31, 2024 and 2025, respectively)		8,848,447	15,620,892	2,233,758
Inventories		38,569	40,648	5,813
Advances to suppliers		783,599	719,277	102,855
Prepayments and other current assets	3	4,329,664	5,102,997	729,719
Amounts due from related parties	16	168,160	477,865	68,334
Total current assets		30,353,721	33,964,696	4,856,887
Investments in equity investees	8	1,871,337	1,951,910	279,119
Property and equipment, net	4	33,915,366	35,433,509	5,066,924
Land use rights, net	5	6,170,233	6,762,240	966,987
Intangible assets, net		17,043	52,758	7,544
Operating lease right-of-use assets	6	566,316	398,082	56,925
Goodwill	7	4,241,541	4,157,111	594,459
Deferred tax assets	12	984,567	1,103,655	157,821
Long-term investment		12,017,755	5,221,110	746,609
Long-term financing receivables, net		861,453	1,039,946	148,710
Other non-current assets		919,331	938,980	134,272
Amounts due from related parties-non current	16	421,667	—	—
TOTAL ASSETS		92,340,330	91,023,997	13,016,257
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowings	10	9,513,958	10,934,419	1,563,601
Accounts payable		2,463,395	2,577,229	368,539
Advances from customers		1,565,147	1,833,131	262,134
Income tax payable		488,889	279,541	39,974
Amounts due to related parties	16	202,766	796,660	113,921
Operating lease liabilities, current	6	183,373	139,787	19,989
Dividends payable		14,134	19,659	2,811
Convertible senior notes	11	7,270,081	—	—
Other current liabilities	9	6,571,492	6,288,714	899,273
Total current liabilities		28,273,235	22,869,140	3,270,242
Long-term bank borrowings	10	—	18,000	2,574
Non-current operating lease liabilities	6	377,717	261,257	37,359
Deferred tax liabilities	12	1,014,545	615,073	87,954
Convertible senior notes	11	—	124,114	17,748
Total Liabilities		29,665,497	23,887,584	3,415,877
Commitments and contingencies (Note 17)

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 795,528,169 shares issued and 790,812,316 shares outstanding as of December 31, 2025)	14	523	513	73
Additional paid-in capital		24,389,905	24,000,698	3,432,054
Treasury shares, at cost (7,774,535 and 1,801,637 shares as of December 31, 2024 and 2025, respectively)		(1,131,895)	(254,480)	(36,390)
Retained earnings		39,098,553	42,918,864	6,137,316
Accumulated other comprehensive loss		(294,694)	(281,266)	(40,220)
ZTO Express (Cayman) Inc. shareholders’ equity		62,062,392	66,384,329	9,492,833
Non-controlling interests		612,441	752,084	107,547
Total Equity		62,674,833	67,136,413	9,600,380
TOTAL LIABILITIES AND EQUITY		92,340,330	91,023,997	13,016,257

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

		Year ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
					(Note 2(e))
Revenues (including related party revenue of RMB594,859, RMB314,005 and RMB418,557 for the years ended December 31, 2023, 2024 and 2025, respectively)		38,418,915	44,280,720	49,098,667	7,021,016
Cost of revenues (including related party cost of revenues of RMB1,351,977, RMB1,315,905and RMB1,255,195 for the years ended December 31, 2023, 2024 and 2025, respectively)		(26,756,389)	(30,563,628)	(36,827,226)	(5,266,223)
Gross profit		11,662,526	13,717,092	12,271,441	1,754,793
Operating (expenses)/income
Selling, general and administrative		(2,425,253)	(2,690,017)	(2,637,560)	(377,166)
Other operating income, net		770,651	749,784	840,980	120,259
Total operating expenses		(1,654,602)	(1,940,233)	(1,796,580)	(256,907)
Income from operations		10,007,924	11,776,859	10,474,861	1,497,886
Other income/(expenses)
Interest income		706,765	993,535	747,072	106,830
Interest expense		(289,533)	(337,919)	(248,612)	(35,551)
Gain from fair value changes of financial instruments		164,517	202,886	126,038	18,023
Gain/(loss) on disposal of equity investees, subsidiaries and others		5,485	(10,518)	37,034	5,296
Impairment of investment in equity investees		—	(931,367)	—	—
Impairment of goodwill		—	—	(84,431)	(12,073)
Foreign currency exchange gain/(loss)		93,543	(17,930)	1,542	221
Income before income tax and share of gain in equity method investments		10,688,701	11,675,546	11,053,504	1,580,632
Income tax expense	12	(1,938,600)	(2,845,361)	(1,905,236)	(272,445)
Share of income in equity method investments		4,356	57,410	87,393	12,497
Net income		8,754,457	8,887,595	9,235,661	1,320,684
Net income attributable to non-controlling interests		(5,453)	(70,760)	(155,010)	(22,166)
Net income attributable to ZTO Express (Cayman) Inc.		8,749,004	8,816,835	9,080,651	1,298,518
Net income attributable to ordinary shareholders		8,749,004	8,816,835	9,080,651	1,298,518
Net earnings per share attributable to ordinary shareholders	15
Basic		10.83	10.95	11.38	1.63
Diluted		10.60	10.70	11.19	1.60
Weighted average shares used in calculating net earnings per ordinary share
Basic		807,739,616	804,875,816	797,634,860	797,634,860
Diluted		838,948,683	838,441,916	820,802,763	820,802,763
Net income		8,754,457	8,887,595	9,235,661	1,320,684
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustment		(104,052)	(103,970)	13,428	1,920
Comprehensive income		8,650,405	8,783,625	9,249,089	1,322,604
Comprehensive income attributable to non-controlling interests		(5,453)	(70,760)	(155,010)	(22,166)
Comprehensive income attributable to ZTO Express (Cayman) Inc.		8,644,952	8,712,865	9,094,079	1,300,438

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
							Accumulated
			Additional	Treasury			other
			paid-in	shares, at		Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost		earnings	loss	Total	interests	Total Equity
	Number			Number
	of outstanding			of Treasury
	shares	RMB	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	809,247,109	535	26,717,727	11,671,525	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470
Net income	—	—	—	—	—	8,749,004	—	8,749,004	5,453	8,754,457
Foreign currency translation adjustments	—	—	—	—	—	—	(104,052)	(104,052)	—	(104,052)
Acquisition of non- controlling interests of subsidiaries	—	—	(64,560)	—	—	—	—	(64,560)	(185)	(64,745)
Share-based compensation and ordinary shares issued for share-based compensation	1,413,219	—	230,587	(535,955)	97,169	(72,780)	—	254,976	—	254,976
Repurchase of ordinary shares	(5,941,076)	—	—	5,941,076	(1,006,451)	—	—	(1,006,451)	—	(1,006,451)
Cancellation of treasury shares	—	(10)	(626,286)	(14,076,646)	2,460,826	(1,834,530)	—	—	—	—
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	34,564	34,564
Distribution of dividends	—	—	(2,055,723)	—	—	—	—	(2,055,723)	—	(2,055,723)
Removal of non-controlling interests due to disposal of subsidiaries	—	—	—	—	—	—	—	—	(5,088)	(5,088)
Balance at December 31, 2023	804,719,252	525	24,201,745	3,000,000	(510,986)	36,301,185	(190,724)	59,801,745	478,663	60,280,408

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

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	ZTO Express (Cayman) Inc. Shareholders’ Equity
							Accumulated
			Additional	Treasury			other
			paid-in	shares, at		Retained	comprehensive		Non-controlling
	Ordinary shares		capital	cost		earnings	loss	Total	interests	Total Equity
	Number			Number
	of outstanding			of Treasury
	shares	RMB	RMB	shares	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2024	798,622,719	523	24,389,905	7,774,535	(1,131,895)	39,098,553	(294,694)	62,062,392	612,441	62,674,833
Net income	—	—	—	—	—	9,080,651	—	9,080,651	155,010	9,235,661
Foreign currency translation adjustments	—	—	—	—	—	—	13,428	13,428	—	13,428
Share-based compensation and ordinary shares issued for share-based compensation	1,482,709	—	210,887	(454,997)	66,269	(47,906)	—	229,250	—	229,250
Non-controlling interests recognized in connection with acquisition	—	—	—	—	—	—	—	—	20,643	20,643
Subsidiary dividend distribution to non-controlling interests	—	—	—	—	—	—	—	—	(24,960)	(24,960)
Repurchase of ordinary shares	(9,293,112)	—	—	9,293,112	(1,252,741)	—	—	(1,252,741)	—	(1,252,741)
Cancellation of treasury shares	—	(10)	(600,094)	(14,811,013)	2,063,887	(1,463,783)	—	—	—	—
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	—	9,092	9,092
Distribution of dividends	—	—	—	—	—	(3,748,651)	—	(3,748,651)	—	(3,748,651)
Derecognition of non-controlling interest due to disposal of subsidiaries	—	—	—	—	—	—	—	—	(20,142)	(20,142)
Balance at December 31, 2025	790,812,316	513	24,000,698	1,801,637	(254,480)	42,918,864	(281,266)	66,384,329	752,084	67,136,413

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(e))
Operating activities
Net income	8,754,457	8,887,595	9,235,661	1,320,684
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	254,976	318,692	229,250	32,782
Depreciation and amortization	2,875,209	3,023,406	3,379,478	483,259
Loss on disposal of property and equipment	10,160	152,400	71,351	10,203
Loss on disposal of land use rights	—	26,809	—	—
Impairment of property and equipment	76,616	23,152	46,000	6,578
Provision for credit losses	142,131	114,686	66,795	9,552
Amortization of issuance cost of convertible senior notes	40,473	42,518	28,606	4,091
Deferred income tax	157,782	292,542	(536,227)	(76,679)
(Gain)/loss on disposal of equity investees, subsidiaries and others	(5,485)	10,518	(37,034)	(5,296)
Impairment of goodwill	—	—	84,431	12,073
Impairment of investment in equity investees	—	931,367	—	—
Share of income in equity method investments	(4,356)	(57,410)	(87,393)	(12,497)
Gain of fair value changes of financial instruments	(164,517)	(202,886)	(126,038)	(18,023)
Foreign currency exchange loss/(gain)	(93,543)	17,930	(1,542)	(221)
Changes in operating assets and liabilities:
Accounts receivable	244,416	(941,506)	229,042	32,753
Financing receivables	(179,780)	(47,032)	493,191	70,525
Inventories	12,463	(10,495)	(2,079)	(297)
Advances to suppliers	27,578	38,360	70,286	10,051
Prepayments and other current assets	(753,431)	(549,154)	(730,266)	(104,427)
Amounts due from related parties	89,695	26,313	(1,848)	(264)
Operating lease right-of-use assets	57,665	105,877	168,234	24,057
Long-term financing receivables	323,437	86,935	(218,006)	(31,174)
Other non-current assets	(103,587)	(216,371)	232,187	33,202
Accounts payable	364,578	(93,615)	85,604	12,241
Advances from customers	371,036	(180,580)	264,360	37,803
Amounts due to related parties	185,545	(31,917)	(90,629)	(12,960)
Income tax payable	109,106	155,632	(200,243)	(28,634)
Operating lease liabilities	(9,469)	(81,042)	(160,046)	(22,886)
Other current liabilities	577,812	(413,288)	(524,706)	(75,035)
Net cash provided by operating activities	13,360,967	11,429,436	11,968,419	1,711,461
Cash flows from investing activities
Purchases of property and equipment	(6,528,833)	(5,208,156)	(5,214,279)	(745,632)
Purchases of land use rights	(140,948)	(693,973)	(860,089)	(122,991)
Purchases of short-term investment	(11,261,190)	(13,732,405)	(15,108,228)	(2,160,448)
Maturity of short-term investment	9,798,273	15,705,822	16,565,265	2,368,801
Purchases of long-term investment	(10,090,353)	(3,918,647)	(1,360,000)	(194,477)
Maturity of long-term investment	5,240,732	836,137	252	36
Investments in equity investees	—	(52,444)	(18,009)	(2,575)
Cash returned from the investments in equity investees	—	—	686,293	98,139
Net cash received from disposal of equity investees	413,931	719,777	107	15
Acquisition of subsidiaries, net of cash acquired	—	—	(86,931)	(12,431)
Net cash in (out) in relation to disposal of a subsidiary	62,998	(3,179)	220,406	31,518
Collection of amounts due from related parties	6,600	170,000	145,000	20,735
Loan to employees	(66,590)	(128,681)	(63,242)	(9,043)
Collection of loan to employees	169,049	160,655	68,680	9,821
Proceeds from disposal of property and equipment and others	143,580	164,370	197,669	28,265
Net cash used in investing activities	(12,252,751)	(5,980,724)	(4,827,106)	(690,267)
Cash flows from financing activities
Proceeds from short-term borrowings	12,279,050	19,712,958	18,322,010	2,620,013
Repayment of short-term borrowings	(9,924,563)	(17,965,557)	(16,899,802)	(2,416,641)
Proceeds from long-term borrowings	—	—	216,000	30,888
Repayment of long-term borrowings	—	—	(177,500)	(25,382)
Repurchase of ordinary shares	(1,006,451)	(1,157,472)	(1,252,741)	(179,140)
Repurchase of convertible bond	—	—	(7,003,850)	(1,001,537)
Payment of dividends	(2,072,509)	(5,605,451)	(3,755,452)	(537,022)
Capital contribution from non-controlling interest shareholder	19,348	20,342	9,092	1,300
Payment of subsidiary dividends to non-controlling interests	—	—	(24,960)	(3,569)
Acquisition of non-controlling interests of subsidiaries	(64,711)	—	—	—
Net cash used in financing activities	(769,836)	(4,995,180)	(10,567,203)	(1,511,090)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	109,843	26,105	(58,340)	(8,343)
Net change in cash, cash equivalents and restricted cash	448,223	479,637	(3,484,230)	(498,239)
Cash, cash equivalents and restricted cash at beginning of year	12,603,087	13,051,310	13,530,947	1,934,900
Cash, cash equivalents and restricted cash at end of year	13,051,310	13,530,947	10,046,717	1,436,661

ZTO EXPRESS (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash and cash equivalents	12,333,884	13,465,442	10,011,533	1,431,630
Restricted cash	686,568	37,517	29,129	4,165
Restricted cash, non-current (1)	30,858	27,988	6,055	866
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	13,051,310	13,530,947	10,046,717	1,436,661

Note (1): The non-current restricted cash is included in other non-current assets on the consolidated balance sheets.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure of cash flow information
Income taxes paid	1,671,712	2,397,186	2,641,706	377,759
Interest expense paid	249,060	295,623	260,920	37,311
Supplemental disclosure on non-cash information
Cash dividends declared in payables	7	12,543	6,118	875
Purchase of property and equipment included in payables	1,397,015	1,197,863	1,383,111	259,743
Purchase of property and equipment using prepayments recorded in other non-current assets	20,930	4,571	58,205	8,323
Purchase of land use rights using prepayments recorded in other non-current assets	254,335	99,988	37,830	5,410
Reclassification of loan from non-controlling interest shareholders to non-controlling interest	—	45,216	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

The Exclusive Call Option Agreements and the Voting Rights Proxy Agreements provide the Company with effective control over the VIE, while the Equity Pledge Agreements secure the obligations of the shareholders of ZTO Express under the relevant agreements. Because the Company, through WFOE, has (i) the power to direct the activities of ZTO Express that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from ZTO Express, the Company is deemed the primary beneficiary of ZTO Express. Accordingly, the Company consolidates ZTO Express’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The Company believes that the contractual arrangements with the VIE are validly executed and binding in accordance with their terms, and do not result in violation of any applicable PRC laws and regulations currently in effect. However, if the PRC government finds that the contractual arrangements do not comply with its restrictions on foreign investment in domestic express delivery services of mail, or if the PRC government otherwise finds that ZTO Express, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business in the future, the PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

The amounts and balances of ZTO Express and its subsidiaries (the “VIE”) after the elimination of intercompany balances and transactions within the VIE are presented in the following table:

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	2,275,851	2,378,664
Restricted cash	15,337	6,943
Accounts receivable, net	1,310,556	1,109,195
Financing receivables, net	1,017,044	495,597
Short-term investment	1,298,995	1,220,068
Inventories	22,599	7,923
Advances to suppliers	172,859	87,014
Prepayments and other current assets	2,216,397	2,563,931
Amounts due from related parties (1)	13,209,626	14,442,090
Total current assets	21,539,264	22,311,425
Investments in equity investees	63,216	66,786
Property and equipment, net	5,199,152	6,562,964
Land use rights, net	1,261,660	1,861,744
Intangible assets, net	—	39,641
Operating lease right-of-use assets	498,461	356,451
Goodwill	4,157,111	4,157,111
Deferred tax assets	415,002	465,143
Long-term investment	1,013,000	1,060,000
Long-term financing receivables, net	713,192	891,465
Other non-current assets	153,013	459,403
TOTAL ASSETS	35,013,071	38,232,133
Liabilities
Current liabilities:
Short-term bank borrowings	9,493,958	9,997,971
Accounts payable	1,807,676	1,872,690
Advances from customers	1,518,925	1,784,726
Income tax payable	418,358	221,411
Amounts due to related parties	167,668	94,073
Operating lease liabilities, current	153,477	127,963
Other current liabilities	2,679,929	3,101,463
Total current liabilities	16,239,991	17,200,297
Non-current operating lease liabilities	338,499	231,108
Deferred tax liabilities	82,618	96,771
TOTAL LIABILITIES	16,661,108	17,528,176
(1)	Included amounts due from other consolidated subsidiaries of RMB13,183,246 and RMB14,416,724 as of December 31, 2024 and 2025, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b)           Principles of consolidation (Continued)

Consolidation of Variable Interest Entity (Continued)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total revenue	31,276,014	37,386,476	42,757,837
Net income (1)	2,003,952	3,177,733	2,351,994
Net cash (used in)/provided by operating activities (2)	(1,261,654)	(1,083,262)	1,574,423
Net cash used in investing activities	(536,180)	(1,279,070)	(2,296,716)
Net cash provided by financing activities	1,971,478	1,727,401	816,712
Net increase/(decrease) in cash and cash equivalents	173,644	(634,931)	94,419
Cash and cash equivalents and restricted cash at beginning of year	2,752,475	2,926,119	2,291,188
Cash and cash equivalents and restricted cash at end of year	2,926,119	2,291,188	2,385,607
(1)	Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB13,984,286, RMB16,150,224 and RMB15,565,737 for the years ended December 31, 2023, 2024 and 2025, respectively.
(2)	Included inter-company operating cash outflow of RMB17,985,836, RMB18,777,418 and RMB16,799,215 to other consolidated subsidiaries for the years ended December 31, 2023, 2024 and 2025, respectively.

After eliminations of all intercompany transactions with other consolidated subsidiaries, the VIE contributed 81.4%, 84.4% and 87.1% of the Company’s consolidated revenues for the years ended December 31, 2023, 2024 and 2025, respectively. After eliminations of all intercompany transactions with other consolidated subsidiaries, as of December 31, 2024 and 2025, the VIE accounted for an aggregate of 23.6% and 26.2%, respectively, of the consolidated assets, and 56.2% and 73.4%, respectively, of the consolidated liabilities.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

(e)          Convenience translation

The Company’s business is primarily conducted in the PRC and almost all of the Company’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside the PRC. Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2025 were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

RMB4,093,589 and RMB4,571,525 of short-term and long-term investments were used as collaterals to issue bank acceptance draft as of December 31, 2024 and 2025, respectively.

The Company utilized a forward-looking current expected credit losses (“CECL”) model to assess the credit loss of financial instruments measured at amortized cost. Based upon the Company’s assessment of various factors, including historical experience, credit quality of the related financial institutions, and other factors that may affect its ability to collect the short-term and long-term investment, the Company determined there were no credit losses for the years ended December 31, 2023, 2024 and 2025.

The Company recorded interest income from the time deposits of RMB399,689, RMB656,888 and RMB528,721, and gain from fair value changes of investments carried at fair value of RMB186,914, RMB127,489 and RMB136,752 in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024, and 2025, respectively.

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

The Company recorded a net loss of RMB22,397, a net gain of RMB75,397 and a net loss of RMB10,714 from fair value changes related to foreign exchange options and forward contracts in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

The short-term financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, financing receivable, time deposits and wealth management products recorded in short-term investments, amounts due from related parties, other current assets, accounts payable, amounts due to related parties, short-term bank borrowings, notes payable and other current liabilities, except for the financial instruments measured at fair value and presented in the following table, are recorded at costs less credit loss allowance when applicable, which approximate their fair values due to the short-term nature of these financial instruments. The carrying values of non-current restricted cash, long-term financing receivables and long-term investment approximate their fair values as their interest rates are comparable to the prevailing interest rates in the market. Convertible senior notes are measured at amortized costs of RMB7,270,081 and RMB124,114 and the corresponding fair value estimated based on significant inputs not observable in the market (Level 3) were RMB7,209,985 and RMB121,921 as of December 31, 2024 and 2025, respectively.

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

As of December 31, 2024 and 2025, wealth management products, DCN/DCD, interest rate swap and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	As of December 31,
Significant Other Observable Inputs (Level 2)	2024	2025
	RMB	RMB
Short-term investments
Wealth management products	3,533,370	5,908,915
Derivative assets recorded within other current assets
Foreign exchange option contracts	1,831	—
Foreign exchange forward contracts	43,192	—
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	—	59,066
Foreign exchange forward contracts	—	16,399

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(k)          Fair value (Continued)

The Company measures an equity method investment at fair value on a nonrecurring basis when it is deemed to be impaired. The primary factors that the Company considers include the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. The fair value of the investment is determined based on valuation techniques using the best information available, which requires management to use unobservable inputs (Level 3), mainly including future performance projections, discount rate, selection of comparable companies and multiples, estimated discount for lack of marketability and other assumptions that are significant to the measurements of fair value. An impairment charge to the investment is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The impairment of equity method investments was RMB nil, nil and nil during the years ended December 31, 2023, 2024 and 2025, respectively.

The carrying values of the Company’s equity investments without readily determinable fair values are measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments. The Company recognized impairment losses of nil, RMB931,367 and nil related to equity investments without readily determinable fair values for the years ended December 31, 2023, 2024 and 2025, respectively. The valuation methodology used to estimate the fair value of privately held companies with tender offer (Level 2) and privately held companies with certain unobservable inputs (Level 3) and associated impairment charges are discussed in Note 8.

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

(l)           Financing receivables, net

The Company provides financial services to its network partners with credit terms generally ranging from three months to five years. The balances reported in the consolidated balance sheets were at the outstanding principal amount less allowance of credit losses. The accrued interest receivables are also included in financing receivables as of the balance sheet date. The Company developed a forward-looking CECL model based on the conditions of collaterals and guarantees for financing receivables, historical experiences, credit quality of the borrowers, current economic conditions and the borrowers’ operating results, forecasts of future economic conditions, and other factors that may affect its ability to collect from the borrowers. There were RMB113,408 and RMB97,420 of allowance of credit losses relating to short-term financing receivables, and RMB73,566 and RMB113,079 relating to long-term financing receivables as of December 31, 2024 and 2025, respectively. The expected credit loss recognized for financing receivables was RMB50,940, RMB36,926 and RMB52,359 for the years ended December 31, 2023, 2024 and 2025, respectively. Interest income generated from the financing receivables was recorded as revenue in the amounts of RMB146,096, RMB141,783, and RMB119,979 for the years ended December 31, 2023, 2024 and 2025, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

The Company’s equity investments without readily determinable fair values, which do not qualify for net asset value (“NAV”) practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative in accordance with ASC 321 Investments—Equity Securities. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments.

(o)          Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and significant assumptions such as future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and may differ from actual results. The Company recognizes such asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Company recorded impairment charges of RMB76,616, RMB23,152 and RMB46,000, related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2023, 2024 and 2025, respectively. Impairment losses are recorded in Selling, general and administrative expenses in the consolidated statements of comprehensive income.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

The Company had two reporting units, the express delivery business and the freight forwarding business, for purposes of allocating and testing goodwill for the years ended December 31, 2023, 2024 and 2025. The Company conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Company considered the impact of key factors such as changes in the general economic conditions including the changes in industry and competitive environment, stock price, actual revenue performance compared to previous years, and cash flow projection. Based on the results of the qualitative assessment completed as of December 31, 2023 and 2024, the Company determined it was not more likely than not that the fair value of each reporting unit was less than its carrying amount. Therefore, no quantitative assessment was performed and no impairment charge was recognized for the years ended December 31, 2023 and 2024. For the year ended December 31, 2025, the Company performed a qualitative assessment for the express delivery reporting unit and determined it was not more likely than not that its fair value was less than its carrying amount. Accordingly, no impairment charge was recognized for the express delivery reporting unit for the year ended December 31, 2025. During the year ended December 31, 2025, considering the changes in market conditions, the Company performed a quantitative impairment test on freight forwarding reporting unit and recognized an impairment charge of RMB84,430.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

Disaggregation of revenue

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Express delivery services	35,488,060	92.4	40,953,034	92.5	45,726,365	6,538,783	93.1
Freight forwarding services	906,802	2.4	885,410	2.0	808,000	115,542	1.7
Sale of accessories	1,876,624	4.9	2,300,392	5.2	2,444,323	349,534	5.0
Others	147,429	0.3	141,884	0.3	119,979	17,157	0.2
Total revenues	38,418,915	100.0	44,280,720	100.0	49,098,667	7,021,016	100.0

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

The Company also provides express delivery services to certain enterprise customers, including e - commerce and traditional merchants, in connection with the delivery of their products to end consumers as well as associated returned parcels services. According to the contracts with the enterprise customers, the Company is primarily responsible for and has control over the entire delivery process. Therefore, the Company has determined that it acts as a principal for all the express delivery services provided to enterprise customers and accordingly, has recorded revenue on a gross basis.

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2024 and 2025.

Contract liabilities consist of advance payments, which were recorded in advances from customers and not material as of December 31, 2024 and 2025.

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(t)         Cost of revenues (Continued)

●	cost of freight forwarding services, including cost of line-haul transportation and cargo handling costs.
●	pickup and dispatching costs paid to network partners associated with serving enterprise customers.

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

Under ASC 842 Leases, the Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use (“ROU”) assets on its consolidated balance sheets at the lease commencement. The Company measures the operating lease liabilities at the commencement date based on the present value of remaining lease payments over the lease term, which was computed using the Company’s incremental borrowing rate, an estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the lease term. The Company measures the operating lease ROU assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing operating lease expense based on lease payments on a straight-line basis over the lease term when the lessor makes the underlying asset available to the Company. After considering the factors that create an economic incentive, the Company does not include renewal option periods in the lease term for which it is not reasonably certain to exercise. The carrying amount of lease liabilities is remeasured if there is a modification, e.g. a change in the lease term or a change in the in-substance fixed lease payments.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

(z)          Recently Issued Accounting Pronouncement

Adoption of New Accounting Pronouncement

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company adopted this update beginning January 1, 2025 and the required information was disclosed in Note 12.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(z)         Recently Issued Accounting Pronouncement (Continued)

In August 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets. ASU No. 2025-05 provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential effect of this ASU on its credit loss estimation methodology.

In September 2025, the FASB issued ASU No. 2025‑06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the potential effect of this ASU on its accounting for internal-use software development costs.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Company is assessing the effect of this update on its consolidated financial statements.

3. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Input value added tax (“VAT”)	3,012,307	3,359,676
Prepaid expenses	93,627	86,377
Accrued interest income	402,839	672,715
Deposits	182,522	188,917
Others	638,369	795,312
Total	4,329,664	5,102,997

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

4. Property and Equipment, Net

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Buildings	24,774,679	29,834,177
Machinery and equipment	10,006,532	11,123,933
Leasehold improvements	1,173,822	1,265,970
Vehicles	5,544,713	5,463,339
Furniture, office and electric equipment	1,030,877	1,190,792
Construction in progress	4,649,302	2,276,736
Total	47,179,925	51,154,947
Accumulated depreciation	(13,236,644)	(15,694,496)
Impairment	(27,915)	(26,942)
Property and equipment, net	33,915,366	35,433,509

Depreciation expenses were RMB2,740,819, RMB2,882,579 and RMB3,224,811 for the years ended December 31, 2023, 2024 and 2025 respectively.

The Company recorded impairment charges of RMB76,616, RMB23,152 and RMB46,000 related to property and equipment that were expected to be disposed of before the end of their estimated useful lives for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the title certificates for certain buildings of the Company with an aggregate netbook value of approximately RMB2,366,329 and RMB1,316,328, respectively, had not been obtained.

5. Land Use Rights, Net

There is no private land ownership in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use rights are amortized using the straight-line method over the lease term of around 50 years or less. The weighted average remaining lease term is 43 and 43 years as of December 31, 2024 and 2025 respectively.

	As of December 31,
	2024	2025
	RMB	RMB
Cost	6,893,477	7,629,014
Less: Accumulated amortization	(723,244)	(866,774)
Land use rights, net	6,170,233	6,762,240

Amortization expenses for land use rights were RMB128,193, RMB134,630 and RMB146,693 for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the title certificates for certain land use rights of the Company with carrying value of approximately RMB174,043 and RMB118,103, respectively, had not been obtained.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

6. Operating Leases

1)	Lease as lessee

The Company leases office space, sorting hubs and warehouse facilities under non-cancellable operating lease agreements that expire at various dates through June 2045. During the three years ended December 31, 2023, 2024 and 2025, the Company incurred rental expenses related to fixed operating lease costs amounting to RMB348,878, RMB284,110 and RMB262,078, respectively. No variable lease cost existed.

Supplemental information related to leases within the consolidated balance sheets are as follows:

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
Operating lease right-of-use assets	566,316	398,082

Current operating lease liabilities	183,373	139,787
Non-current operating lease liabilities	377,717	261,257
Total operating lease liabilities	561,090	401,044

Weighted average remaining lease term (in years)	5	4

Weighted average discount rate	4.06%	3.10%

Supplemental cash flow information related to leases for the years ended December 31, 2024 and 2025 are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2024	2025
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	268,065	253,125
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	181,454	115,205
Right-of-use assets decreased due to lease modifications:
Operating leases	26,840	39,529

The following is a maturity analysis of the annual undiscounted cash flows as of December 31, 2024 and December 31, 2025:

	As of	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Within one year	201,174	152,309
Within a period of more than one year but not more than two years	134,223	77,919
Within a period of more than two years but not more than three years	74,494	56,204
Within a period of more than three years but not more than four years	56,952	43,406
Within a period of more than four years but not more than five years	36,006	19,673
More than five years	99,111	78,954
Total lease commitment	601,960	428,465
Less: Imputed interest	40,870	27,421
Total operating lease liabilities	561,090	401,044
Less: Current operating lease liabilities	183,373	139,787
Long-term operating lease liabilities	377,717	261,257

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

6. Operating Leases (Continued)

1)Lease as lessee (Continued)

Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 5 for separate disclosures related to land use right.

2)Lease as lessor

The Company rents land and buildings to network partners under non-cancellable operating lease agreements that expire at various dates through September 2037. All of the Company’s leasing arrangements as lessor are classified as operating leases. Rental income is recognized on a straight-line basis over the rental period. During the years ended December 31, 2023, 2024 and 2025, the Company recorded RMB291,693, RMB373,260 and RMB422,210 of rental income as other operating income, net in the consolidated statements of comprehensive income, respectively.

7. Goodwill

The carrying amount of goodwill by reporting units as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Express Delivery	4,157,111	4,157,111
Freight Forwarding	84,430	—
Total Goodwill	4,241,541	4,157,111

In the annual goodwill impairment assessment, the Company concluded that the carrying amount of freight forwarding report unit exceeded its fair value and recorded impairment losses of RMB84,430 for the year ended December 31, 2025.

8. Investments in equity investees

The Company’s investments in equity investees comprise the following:

	As of December 31,
	2024	2025
	RMB	RMB
Investments accounted for under equity method:
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	301,784	382,729
Others	237,029	229,961
Total investments accounted for under the equity method	538,813	612,690
Investments accounted for as equity investments without readily determinable fair values:
Zhejiang Yizhan Network Technology Co., Ltd. (“Cainiao Post”) (2)	623,564	623,564
ZTO Supply Chain Management Co., Ltd. (“ZTO LTL”) (1)	586,421	593,117
Others	122,539	122,539
Total investments accounted for equity investments without readily determinable fair values	1,332,524	1,339,220
Total investments in equity investees	1,871,337	1,951,910
(1)	ZTO LTL

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

8. Investments in equity investees (Continued)

ZTO LTL provides less-than-truckload transportation services in China. The Company has significant influence over ZTO Freight (Cayman) Inc. (“ZTO Freight”), a Cayman parent company of ZTO LTL, through 18% equity ownership interest in the common stock of ZTO Freight for a total consideration of US$14,017 (RMB99,519), and accounts for this investment using the equity method. The Company also invested US$83,817 (RMB582,526) in preferred stock of ZTO Freight, which is accounted under the measurement alternative given that the underlying preferred shares are not considered in-substance common stock and have no readily determinable fair value.

In December 2025, the Company received RMB686,293 from ZTO Freight as part of a group-level reorganization arrangement, representing the return of its original investment amount in ZTO Freight. The Company subsequently made a corresponding investment in ZTO LTL in early 2026. Through a series of contractual agreements entered into contemporaneously with ZTO Freight’s shareholders, the Company’s economic interest in the ZTO LTL group remained unchanged throughout the arrangement. The amount received as of December 31, 2025 was recorded in amount due to related parties in consolidated balance sheets.

(2)	Investments accounted for as equity investments without readily determinable fair values

In May 2018, the Company entered into a subscription and contribution agreement with four other leading express delivery companies in the PRC, to obtain 15% equity interest in Cainiao Post, Cai Niao’s network of last-mile delivery stations, in an amount of RMB1,075,000. As of December 31, 2024 and 2025, the Company held 13.75% and 13.75% equity interest in Cainiao Post, respectively. Since the Company doesn’t have significant influence over Cainiao Post, this investment is accounted for as an equity investment without readily determinable fair values. The Company recorded a provision for impairment of RMB451,436 due to underperformance of the investee for the year ended December 31, 2024.

The Company recognized impairment losses totaling nil, RMB931,367, and nil related to equity investments for the years ended December 31, 2023, 2024 and 2025, respectively.

9. Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Payables related to property and equipment	1,736,579	1,867,940
Deposits from network partners (1)	356,932	281,562
Salary and welfare payable	1,454,952	1,319,887
Payables to individual couriers and network partners (2)	1,432,918	1,268,583
Accrued expenses	497,111	360,896
Others	1,093,000	1,189,846
Total	6,571,492	6,288,714
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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

10. Bank Borrowings

Bank borrowings consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Short-term bank borrowings
The PRC domestic commercial banks	9,513,958	10,374,971
Oversea commercial banks	—	559,448
Total	9,513,958	10,934,419
Long-term bank borrowings
The PRC domestic commercial banks	—	18,000
Total	—	18,000

The weighted average interest rates on short-term bank borrowings as of December 31, 2024 and 2025 were 1.20% and 1.13%, respectively. The weighted average interest rate on long-term bank borrowings as of December 31, 2025 was 2.40%.

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

The holders may require the Company to repurchase for cash all or part of the Notes on September 2, 2025 (the “repurchase date”) at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. On September 2, 2025, the Company repurchased an aggregate principal amount of US$982,252 (RMB7,003,850) for the Notes. Following settlement of the repurchase, the aggregate principal amount of US$17,748 for the Notes remain outstanding and were reclassified as non-current liabilities as the Notes will mature on September 1, 2027.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries domiciled in the PRC are subject to statutory rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises,” or HNTEs, or if they are located in applicable PRC regions including Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Hainan Free Trade Port, or regions as specified in the Catalogue of Encouraged Industries in Western Regions (effective till 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations.

WFOE is qualified for HNTE status and therefore eligible for a preferential income tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. In addition, WFOE applied for the Key Software Enterprise status in early 2023 and 2025. After the approval by the relevant tax authority in 2023 and 2025, WFOE was entitled to a preferential tax rate of 10% retroactively for the years ended December 31, 2022 and 2024.

Six, eight and nineteen of the Company’s subsidiaries are qualified enterprises within the Catalog of Encouraged Industries in the Western Region and therefore eligible for the 15% preferential income tax rate for the years ended December 31, 2023, 2024 and 2025. The preferential income tax rate will expire in December 2030.

According to Caishui (2021) No.30, Shenzhen Dayu International Logistics Co., Ltd, established in Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, is entitled to a preferential tax rate of 15% until December 31, 2025.

According to Caishui (2025) No.3, Hainan Zhongtongji established in Hainan Free Trade Port can enjoy a preferential tax rate of 15% until December 31, 2027.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income, which were substantially attributable to the Company’s subsidiaries are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax expenses	1,780,818	2,552,819	2,441,463
Deferred tax expenses /(benefit)	157,782	292,542	(536,227)
Total	1,938,600	2,845,361	1,905,236

The Company’s effective tax rate for the years ended December 31, 2023, 2024 and 2025 were 18.14%, 24.37% and 17.24%, respectively.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, a reconciliations of the differences between the PRC statutory income tax rate and the Company’s effective income tax rate are as follows:

	Year ended December 31,
	2023	2024
	RMB	RMB
Statutory income tax rate	25.00%	25.00%
Preferential tax rates	(7.22)%	(7.42)%
Research & development super deduction	(1.05)%	(1.16)%
Non-deductible expenses	0.82%	2.80%
Different tax rates of operations in other jurisdictions	0.36%	0.27%
Valuation allowance on deferred tax assets	0.03%	0.03%
True up (1)	(1.69)%	0.17%
Withholding tax on the earnings distributed	1.89%	4.44%
Others	0.00%	0.24%
	18.14%	24.37%

Note (1): WFOE applied for the Key Software Enterprise status in early 2023. After the approval by the relevant tax authority in 2023, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2022, resulting in an income tax expense decrease of RMB207,142 for the year ended December 31, 2023.

The table below provides the updated requirements of ASU No. 2023-09 for 2025. See Note 2 - Summary of Significant Accounting Policies for additional details on the adoption of ASU No. 2023-09.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

A reconciliation of the PRC statutory income tax rate of 25% to the Company’s effective income tax rate for the year ended December 31, 2025 is as follows:

	As of December 31,
	2025
	RMB	Percent
Income before provision for income tax	11,053,504
PRC statutory income tax rate	2,763,376	25.00%
Foreign tax effects
Statutory tax rate difference between foreign jurisdiction and PRC	4,421	0.04%
Changes in valuation allowance	8,761	0.08%
Effect of cross-border tax laws(1)	381,110	3.45%
Effect of preferential tax(2)	(1,113,849)	(10.08)%
Nontaxable or nondeductible items	89,533	0.81%
Effect of super deduction on R&D expenses	(214,243)	(1.94)%
Other adjustments	(13,873)	(0.12)%
Effective Tax Rate	1,905,236	17.24%

Note (1): In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. As the equity holders of the Company’s PRC subsidiaries are qualified as the beneficial owner under tax treaty between the PRC and Hong Kong, the applicable tax rate is reduced to 5%. The Company accrued withholding tax liabilities of RMB381,110 for dividends distributed from PRC subsidiaries based on applicable withholding tax rate for PRC subsidiaries’ profits for 2025 to be distributed. The remaining undistributed profits of the Company’s PRC subsidiaries would be indefinitely reinvested.

Note (2): WFOE applied for the Key Software Enterprise status in early 2025. After the approval by the relevant tax authority in 2025, WFOE was entitled to a preferential tax rate of 10% retroactively for the year ended December 31, 2024, resulting in an income tax expense decrease of RMB375,821 for the year ended December 31, 2025.

Substantially all of the Company’s income tax for the year ended December 31, 2025, was paid to the PRC.

The effect of the tax holiday on the income per share is as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	978,866	866,326	1,113,849
Income per share effect- basic	1.21	1.08	1.40
Income per share effect- diluted	1.17	1.03	1.36

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Accrued payroll and expense	270,887	269,836
Net loss carryforward	375,482	379,462
Financial subsidy	44,468	107,615
Depreciation for property and equipment	201,282	255,808
Provision for allowance for credit losses	151,878	156,255
Deferred tax assets in subtotal	1,043,997	1,168,976
Valuation allowance on deferred tax assets	(59,430)	(65,321)
Total deferred tax assets	984,567	1,103,655

Deferred tax liabilities:
Difference in basis of land use rights	(107,612)	(104,662)
Difference in basis of property and equipment	(447,865)	(404,373)
Difference in basis of intangible assets	(2,836)	(9,357)
Unrealized gain from intragroup transactions	—	(28,673)
Unrealized investment gain	(2,744)	(2,940)
Dividend withholding tax	(453,488)	(65,068)
Total deferred tax liabilities	(1,014,545)	(615,073)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, and the history of operating loss or tax credit carryforwards expiring unused. As of December 31, 2024 and 2025, valuation allowance of RMB59,430 and RMB65,321 were provided, respectively.

As of December 31, 2025, the Company had total tax loss carryforward in subsidiaries of RMB1,535,022. The tax loss carryforward of the Company’s PRC subsidiaries and VIE were RMB1,290,828 as of December 31, 2025 which will expire from 2026 to 2030 if not used.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

12. Income Tax (Continued)

According to the PRC Tax Administration and Collection Law, and Implementing Rules of the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2025, the Company is subject to examination of the PRC tax authorities.

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

Prior to 2023, the Company intended to indefinitely reinvest the undistributed profits of the Company’s PRC subsidiaries. From 2023, to execute the dividend plan, the board of the Company’s PRC subsidiaries have approved to distribute cash dividends to ZTO Express (Hong Kong) Limited. The Company recorded a deferred tax liability of RMB453,488 and RMB65,068 as of December 31, 2024 and 2025, respectively. The Company accrued withholding tax liabilities of RMB518,298 and RMB381,110 for dividends distributed from PRC subsidiaries based on applicable withholding tax rate for certain percentage of the PRC subsidiaries’ profits for 2024 and 2025 to be distributed. The PRC subsidiaries have paid RMB267,310 and RMB769,530 withholding tax expenses related to distributing cash dividends to ZTO Express (Hong Kong) Limited for the years ended December 31, 2024 and 2025. The remaining undistributed profits of the Company’s PRC subsidiaries will be indefinitely reinvested.

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

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIE that are available for distribution were RMB38,971,746 and RMB30,171,891 as of December 31, 2024 and 2025 respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. The dividend rights associated with these 16 million ordinary shares were waived until the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. ZTO ES abstains from voting on matters that require shareholders’ approval for all the shares of the Company held by ZTO ES. At the request of the employee and in accordance with the terms of the ZTO ES mandate, ZTO ES may decide to sell the Company’s ordinary shares held in connection with the limited partnership interest owned by the employee and remit the proceeds to the employee. The other shareholder’s rights associated with the Company’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner’s partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.

In March 2023,2024 and 2025, 4,386,320, 6,027,415 and 5,138,560 ordinary share units corresponding to 877,264, 1,205,483 and 1,027,712 Company’s ordinary shares were granted to certain officers and employees,respectively. The consideration was nil for each of three years. These share awards vested immediately upon grant. The Company recorded the share-based compensation of RMB158,278, RMB183,175 and RMB149,362 based on the market price at US$26.27, US$21.02 and US$20.05 of ordinary shares on the respective grant dates, in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide appropriate incentives to directors, executive officers and other employees of the Company. With effect from May 1, 2023, the scheme limit of the 2016 Share Incentive Plan was capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares. The 2016 Share Incentive Plan was terminated in 2024. There were no outstanding awards under the 2016 Share Incentive Plan as of December 31, 2024.

Restricted share units (“RSUs”)

In March 2023 and 2024, the Company granted 535,955 and 743,366 RSUs at par value to certain directors, executive offices and employees pursuant to the 2016 Share Incentive Plan, respectively. These grants vested immediately upon grant. The Company recorded the share-based compensation of RMB96,698, and RMB112,956 based on the market price of ordinary shares at US$26.27 and US$21.02 on the respective grant dates in selling, general and administrative expenses in the consolidated statements of comprehensive income for the years ended December 31, 2023 and 2024, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Share-Based Compensation (Continued)

2024 Share Incentive Plan

In March 2024, the Board approved the 2024 share incentive plan (the “2024 Share Incentive Plan”) in order to provide appropriate incentives to directors, employees, and consultants of the Company, pursuant to which the maximum number of shares of the Company underlying the awards to be granted under the 2024 Share Incentive Plan shall be 30,000,00 Class A ordinary shares, subject to adjustment and/or update by the Board.

Restricted share units (“RSUs”)

In March 2025, the Group granted 454,997 RSU at par value to certain directors, executive offices and employees pursuant to the 2024 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share-based compensation of RMB66,127 based on the market price of ordinary shares at US$20.05 on the grant date for the year ended December 31, 2025.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

13. Share-Based Compensation (Continued)

Share Options (Continued)

The following table summarized the Group’s share option activity under the option plans:

		Weighted Average	Weighted Average	Aggregate
	Number	Exercise Price	Remaining	Intrinsic
	of	US$ per	Contractual	Value
	Options	share	Life Years	US$
Share options outstanding as of January 1, 2025	916,200	21.88	9.23	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	29,952	—	—	—
Share options outstanding as of December 31, 2025	886,248	21.88	8.23	—
Share options exercisable as of December 31, 2025	292,462	21.88	8.23	—

The total share-based compensation expenses relating to these options was RMB22,561 and RMB13,761 during the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, there was RMB6,876 of unrecognized compensation expense related to unvested share options, which is expected to be recognized over a weighted average period of 1.23 years.

14. Ordinary Shares

As disclosed in Note 13, on June 28, 2016, 16 million ordinary shares of the Company were issued to ZTO ES to establish a reserve pool for future issuance of equity share incentive to the Company’s employees. The dividend rights associated with these 16 million ordinary shares were waived until the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. While the ordinary shares were legally issued to ZTO ES, ZTO ES does not have any of the rights associated with the ordinary shares. As such the Company accounted for these shares as issued but not outstanding ordinary shares until the waiver is released by the Company, which occurs when Ordinary Shares Units are awarded to the employees. 3,941,928 and 2,914,216 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2024 and 2025, respectively.

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

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

15. Earnings Per Share

Basic and diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income attributable to ordinary shareholders—basic	8,749,004	8,816,835	9,080,651
Plus: Interest expense of convertible senior notes	145,451	150,512	101,495
Net income attributable to ordinary shareholders—diluted	8,894,455	8,967,347	9,182,146
Shares (Denominator):
Weight average ordinary shares outstanding—basic	807,739,616	804,875,816	797,634,860
Plus:
Dilutive effect of convertible senior notes	31,209,067	33,566,100	23,167,903
Weight average ordinary shares outstanding—diluted	838,948,683	838,441,916	820,802,763
Earnings per share—basic	10.83	10.95	11.38
Earnings per share—diluted	10.60	10.70	11.19

5,147,411, 3,941,928 and 2,914,216 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of December 31, 2023, 2024 and 2025, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

For the years ended December 31, 2024 and 2025, 916,200 and 886,248 options were excluded from the diluted earnings per share calculations because they were anti-dilutive. These share-based awards could become dilutive in the future.

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

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(a)         The Company entered into the following transactions with its related parties:

Transactions	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues:
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	253,948	—	—
Express delivery service revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	274,256	203,071	326,105
Others	66,655	110,934	92,452
Total	594,859	314,005	418,557
Cost of revenues:
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	862,944	745,162	582,489
Freight services agency fees paid to ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	119,005	141,815	120,085
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	330,190	360,266	368,599
Others	39,838	68,662	184,022
Total	1,351,977	1,315,905	1,255,195
Selling, General and Administrative：
Others	—	—	28,222
Total	—	—	28,222
Other operating income:
Property leasing income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	45,896	45,292	71,182
Property leasing income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	64,722	76,481	71,628
Others	18,918	14,456	4,982
Total	129,536	136,229	147,792
Other income:
Interest income related to loan receivables from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	33,046	23,362	16,077
Others	10,382	8,464	2,870
Total	43,428	31,826	18,947

In November 2025, the Company acquired 100% equity interests of Zhejiang Xinglian Air Cargo Co., Ltd. from Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. at a total cash consideration of RMB178,000, which approximately equals to the fair value of net assets acquired.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(b)          The Company had the following balances with its related parties:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due to related parties
Shanghai Mingyu Barcode Technology Ltd.	37,277	32,560
ZTO Supply Chain Management Co., Ltd. and its subsidiaries(1)	118,874	744,909
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	12,700	7,709
ZTO Yunleng Network Technology (Zhejiang) Co., LTD and its subsidiaries	16,675	244
Others	17,240	11,238
Total	202,766	796,660

Note:

(1)

In December 2025, the Company received RMB686,293 from ZTO Freight as part of a group-level reorganization arrangement, representing the return of its original investment amount in ZTO Freight. The Company subsequently made a corresponding investment in ZTO LTL in early 2026. Through a series of contractual agreements entered into contemporaneously with ZTO Freight’s shareholders, the Company’s economic interest in the ZTO LTL group remained unchanged throughout the arrangement. The amount received as of December 31, 2025 was recorded in amount due to related parties in consolidated balance sheets.

Other amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2024 and 2025, respectively. Trade related amounts due to related parties are normally settled within one year.

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (1)	71,373	81,176
ZTO Supply Chain Management Co., Ltd. (2)	32,144	304
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (3) (4)	53,810	375,417
Others	10,833	20,968
Total	168,160	477,865
Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (4)	421,667	—
Total	421,667	—

Notes:

(1)	The amount consisted of: (1) a three-to-six-month factoring loan to this related party, bearing an annualized interest rate of 6.44% with an outstanding balance of RMB29,040 as of December 31, 2024, and 6.34% with an outstanding balance of RMB46,884 as of December 31, 2025; and (2) accounts receivable from express delivery services and other receivables from property leasing services provided by the Company.
(2)	As of December 31, 2024, the amount comprised a three-to-nine-month factoring loan of RMB30,370 to this related party, bearing an annualized interest rate of 6.44%, which was fully repaid during 2025. Other receivables were generated from the property leasing service provided by the Company.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

16. Related Party Transactions (Continued)

(3)	On November 29, 2024, the Company entered into the Property Purchase Agreement with Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd, pursuant to which the Company agreed to purchase, and Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd agreed to sell, the properties at the aggregate consideration of RMB179,720. The deposit amount for this transaction totals 53,810 as of December 31, 2024. This transaction was completed in 2025.
(4)	The amount comprised a loan to this related party with 5.0% annualized interest rate for a term of 36 months from December 4, 2023 to December 3, 2026. Mr. Jilei Wang, the Director of the Company, is the guarantor of this loan. In January 2025, Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd repaid the RMB60,000 principal. The balance of principal was RMB400,000 and RMB340,000 as of December 31, 2024 and 2025 and interest receivable was RMB21,667 and RMB35,417 as of December 31, 2024 and 2025, respectively.

Trade related amounts due from related parties are normally settled within one year.

17. Commitments and Contingencies

Capital commitments

The Company’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,158,942 and RMB4,369,690 as of December 31, 2024 and 2025, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.

Investment commitments

The Company is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB20,200 and RMB20,200 as of December 31, 2024 and 2025, respectively.

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

18. Repurchase of Ordinary Shares

The board of directors has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2026. As of December 31, 2025, the Company has purchased an aggregate of 59,839,819 shares at an average purchase price of US$23.36, including repurchase commissions.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

On March 18, 2025, a cash dividend in respect of the six months ended December 31, 2024 of US$0.35 per ordinary share, in an aggregate amount of US$279,913 (RMB2,023,602), had been approved by the board of directors of the Company.

On August 19, 2025, an interim dividend in respect of the six months ended 30 June 2025 of US$0.30 per ordinary share, in an aggregate amount of US$239,926 (RMB1,718,732), had been approved by the Board of directors of the Company.

For the years ended December 31, 2023, 2024 and 2025, dividends of US$291,907 (RMB2,072,509), US$780,655 (RMB5,605,451) and US$520,400 (RMB3,755,452) were paid to shareholders of record as of designated record dates.

20. Employee Benefit Plans

The Company’s PRC subsidiaries are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance, unemployment insurance, work-related injury insurance, maternity insurance, and housing provident fund for full time employees. The Company contributed RMB444,719, RMB492,151 and RMB494,360 for the years ended December 31, 2023, 2024 and 2025, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.

21. Segment Information

The Company’s Chief Executive Officer, who has been identified as the chief operating decision maker (“CODM”), reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one operating and reportable segment. Accordingly, the Company’s CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

21. Segment Information (Continued)

The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues	38,418,915	44,280,720	49,098,667
Less:
Line-haul transportation cost	13,591,627	13,966,446	13,970,542
Sorting hub cost	8,253,522	9,163,784	9,837,678
Freight forwarding cost	854,533	828,270	760,308
Cost of accessories sold	513,391	651,729	577,950
Other costs(1)	3,543,316	5,953,399	11,680,748
Selling, general and administrative excluding Share-based compensation expense	2,170,277	2,371,325	2,408,310
Share-based compensation expense	254,976	318,692	229,250
Loss/(gain) on disposal of equity investees, subsidiaries and others	(5,485)	10,518	(37,034)
Impairment of investment in equity investees	—	931,367	—
Impairment of goodwill	—	—	84,431
Other segment items(2)	488,301	1,197,595	350,823
Net income	8,754,457	8,887,595	9,235,661
(1)	Other costs mainly include information technology related cost, pickup and dispatching costs paid to network partners associated with serving enterprise customers, and business tax surcharges.
(2)

Other segment items primarily include other operating income, net, interest income, interest expenses, gain from fair value changes of financial instruments and income tax expense as reported in the consolidated statements of comprehensive income.

Substantially all of the Company’s revenues for the years ended December 31, 2023, 2024 and 2025 were generated from the PRC. As of December 31, 2024 and 2025, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments information are presented.

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

The appropriation to these statutory reserves by the Company’s PRC entities were RMB8,952,RMB38,756 and RMB66,118 for the years ended December 31, 2023, 2024 and 2025, respectively. The accumulated statutory reserves as of December 31, 2024 and 2025 were RMB1,119,970 and RMB1,186,088, respectively.

ZTO EXPRESS (CAYMAN) INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

(Amounts in thousands, except for share and per share data, unless otherwise stated)

22. Restricted Net Assets (Continued)

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2025, the aggregate amount of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Company not available for distribution was RMB39,047,673.

23. Subsequent Events

Convertible Senior Notes

In early February 2026, the Company completed the offering of US$1.5 billion in aggregate principal amount of convertible senior notes (the “Notes”), bearing interest at rate 0.925% per year, payable semiannually, and will mature on March 1, 2031. The initial conversion rate of the Notes is 32.3130 of the Company’s Class A ordinary shares per US$1,000 principal amount of Notes.

In connection with the offering of the Notes, the Company has entered into capped call transactions with certain counterparties. The cap price of the capped call transactions is initially US$35.9906 and is subject to adjustment under the terms of the capped call transactions. Concurrently with the pricing of the Notes, the Company repurchased 18,254,400 Class A ordinary shares from certain purchasers of the Notes in off-market privately negotiated transactions.

Declaration of Semi-Annual Dividend

On March 17, 2026, the Board approved a cash dividend of US$0.39 per ADS and ordinary share for the six months ended December 31, 2025, to holders of its ordinary shares and ADSs as of the close of business on April 8, 2026.

Share-Based Compensation

On March 23, 2026, the Company granted 410,982 restricted share units to certain director, executive officers and employees pursuant to the 2024 Share Incentive Plan. In addition, the Company granted ordinary share units representing 864,109 Class A ordinary shares through its employee shareholding platform to certain executive officers and employees at nil subscription consideration. These grants vested immediately upon grant.

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2(e))
ASSETS
Cash and cash equivalents	1,082,454	553,021	79,081
Short-term investment	222,293	1,916,241	274,019
Investments in equity investees including subsidiaries and VIE, and amounts due from subsidiaries and VIE	68,088,895	64,716,810	9,254,380
Prepayments and other current assets	8,693	16,806	2,404
TOTAL ASSETS	69,402,335	67,202,878	9,609,884
LIABILITIES AND EQUITY
Dividends payable	14,134	19,659	2,811
Other current liability	55,728	115,328	16,492
Convertible senior notes	7,270,081	124,114	17,748
Short-term bank borrowing	—	559,448	80,000
Total liabilities	7,339,943	818,549	117,051

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 795,528,169 shares issued and 790,812,316 shares outstanding as of December 31, 2025)	523	513	73
Additional paid-in capital	24,389,905	24,000,698	3,432,054
Treasury shares, at cost (7,774,535 and 1,801,637 shares as of December 31, 2024 and 2025, respectively)	(1,131,895)	(254,480)	(36,390)
Retained earnings	39,098,553	42,918,864	6,137,316
Accumulated other comprehensive loss	(294,694)	(281,266)	(40,220)
Total shareholders’ equity	62,062,392	66,384,329	9,492,833
TOTAL LIABILITIES AND EQUITY	69,402,335	67,202,878	9,609,884

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(e))
Operating expenses:
General and administrative	(260,613)	(337,258)	(249,902)	(35,736)
Other operating income, net	52,968	111,545	24,079	3,443
Total operating expenses	(207,645)	(225,713)	(225,823)	(32,293)
Interest income	79,737	120,854	65,932	9,428
Interest expense	(162,326)	(151,209)	(125,048)	(17,882)
Gain from fair value change at financial instruments	58,682	830	42,813	6,122
Impairment of investment in equity investees	—	(479,931)	—	—
Foreign currency exchange gain	—	—	46,958	6,715
Loss before income tax and share of profit in subsidiaries, VIE and equity method investments	(231,552)	(735,169)	(195,168)	(27,910)
Income tax expense	(26,270)	(31,510)	(7,231)	(1,035)
Share of profit in subsidiaries, VIE and equity method investments	9,006,826	9,583,514	9,283,050	1,327,463
Net income attributable to ZTO Express (Cayman) Inc.	8,749,004	8,816,835	9,080,651	1,298,518
Net income attributable to ordinary shareholders	8,749,004	8,816,835	9,080,651	1,298,518
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustment	(104,052)	(103,970)	13,428	1,920
Comprehensive income	8,644,952	8,712,865	9,094,079	1,300,438

FINANCIAL STATEMENTS SCHEDULE I

ZTO EXPRESS (CAYMAN) INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities:
Net income	8,749,004	8,816,835	9,080,651	1,298,518
Adjustments to reconcile net income to net cash used by operating activities
Share-based compensation	254,976	318,692	229,250	32,782
Fair value change at financial instruments	(58,682)	(830)	(42,813)	(6,122)
Impairment of investment in equity investees	—	479,931	—	—
Share of profit in subsidiaries and VIE	(9,006,826)	(9,583,514)	(9,283,050)	(1,327,463)
Changes in operating assets and liabilities:
Prepayments and other current assets	—	(12,474)	(27,895)	(3,989)
Other current liabilities	87,973	41,241	17,404	2,489
Net cash provided by (used in) operating activities	26,445	59,881	(26,453)	(3,785)
Cash flows from investing activities:
Payment and collection of loans to and investments in subsidiaries, VIE and equity investees	1,561,076	6,893,615	12,583,211	1,799,375
Purchases of short-term investment	(6,188,527)	(992,274)	(3,723,088)	(532,395)
Maturity of short-term investment	7,723,557	1,858,056	2,004,440	286,631
Purchases of long-term investment	(69,101)	—	—	—
Net cash provided by investing activities	3,027,005	7,759,397	10,864,563	1,553,611
Cash flows from financing activities:
Payment of dividends	(2,072,509)	(5,605,451)	(3,755,452)	(537,022)
Repurchase of convertible notes	—	—	(7,003,850)	(1,001,537)
Repurchase of ordinary shares	(1,006,451)	(1,157,472)	(1,252,741)	(179,140)
Proceeds from short-term borrowing	1,362,060	1,000,000	581,696	83,181
Repayment of short-term borrowing	(1,379,140)	(1,000,567)	—	—
Net cash used in financing activities	(3,096,040)	(6,763,490)	(11,430,347)	(1,634,518)
Effect of exchange rate changes on cash, cash equivalents	(19,466)	17,785	62,804	8,984
Net change in cash, cash equivalents	(62,056)	1,073,573	(529,433)	(75,708)
Cash, cash equivalents, beginning of year	70,937	8,881	1,082,454	154,789
Cash, cash equivalents, end of year	8,881	1,082,454	553,021	79,081

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure on non-cash information
Cash dividends declared in payables	7	12,543	6,118	875

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

3)	As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or guarantees of the Company.
4)

Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of 6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.